Form 20-F
period 2016-12-31
trivago N.V.
filed 2017-03-09
CIK 1683825

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-

trivago N.V.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Rolf Schrömgens
Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class A share, nominal value €0.06 per share	The NASDAQ Stock Market LLC
Class A shares, nominal value €0.06 per share*	The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
30,026,635 Class A shares
209,008,088 Class B shares
(as of December 31, 2016)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

General
As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms in this Form 20-F shall mean trivago N.V. and, as the context requires, its subsidiaries.
Our financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars, and all references to “€” and “euros,” mean euros, unless otherwise noted. The exchange rate calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859 and as of December 31, 2016 was €1.00 = $1.0552. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.
We have historically conducted our business through trivago GmbH, and therefore our historical financial statements present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our initial public offering, or IPO, trivago N.V. became the holding company of trivago GmbH, and the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V.
The historical financial statements of trivago GmbH and its controlled subsidiaries made reference to the members’ equity as trivago GmbH Class A units and trivago GmbH Class B units. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights and economic rights of a trivago GmbH Class A unit.
Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

•	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	our development of new products and services;

•	our ability to increase the number of visits to our hotel search platform and referrals to our advertisers;

•	our ability to attract and maintain relationships with advertisers and increase the number of hotels on our marketplace;

•	the growth in the usage of our mobile devices and our ability to successfully monetize this usage; and

•	our ability to receive a positive tax ruling and complete the post-IPO merger.

You should refer to the section of this annual report titled “Item 3 D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2	Offer Statistics and Expected Timetable
Not applicable.

Item 3	Key Information

A.	Selected Financial Data
The selected consolidated financial data for each of the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report.
The following selected consolidated financial data should be read in conjunction with “Item 5 Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with U.S. GAAP.

(in thousands, except share and per share data)	Year ended December 31,
	2014	2015	2016
Consolidated statement of operations:
Revenue	€209,137	€298,842	€485,942
Revenue from related party	100,195	194,241	268,227
Total revenue	309,332	493,083	754,169
Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(2)	1,443	2,946	4,273
Selling and marketing(1)	286,234	461,219	674,729
Technology and content(1)	15,388	28,693	51,658
General and administrative, including related party(1)(3)	6,536	18,065	54,097
Amortization of intangible assets	30,025	30,030	13,857
Operating income (loss)	(30,294)	(47,870)	(44,445)
Other income (expense):
Interest expense	(11)	(147)	(137)
Other, net	(1,435)	(2,667)	(139)
Total other income (expense), net	(1,446)	(2,814)	(276)
Income (loss) before income taxes	(31,740)	(50,684)	(44,721)
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670
Net loss	(23,096)	(39,366)	(51,391)
Net loss attributable to noncontrolling interests	—	239	710
Net loss attributable to trivago N.V.	(23,096)	(39,127)	(50,681)

Weighted average shares of Class A and Class B common stock outstanding - basic and diluted			237,811
Earnings per share attributable to trivago N.V. available to Class A and Class B common stockholders - basic and diluted			€0.0

Key performance indicator:
Adjusted EBITDA(4)	€3,513	€(1,062)	€28,217

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
(in thousands)	2014	2015(a)	2016(a)
Cost of revenue, including related party, excluding amortization	€0	€238	€737
Selling and marketing	1,052	3,360	10,913
Technology and content	1,207	4,545	15,816
General and administrative, including related party	€123	€5,986	€26,256

(a)
Share-based compensation expense is primarily attributable to liability award accounting treatment for share-based awards granted in prior periods, see Note 9 – Share-based awards and other equity instruments in the notes to our consolidated financial statements.

(2)	Excluding:

	Year ended December 31,
(in thousands)	2014	2015	2016
Amortization of acquired technology included in Amortization of intangible assets	€19,927	€19,927	€3,750
Amortization of internal use software and website development costs included in Technology and content	€191	€475	€1,410

(3)	Includes:

	Year ended December 31,
(in thousands)	2014	2015	2016
Related party shared service fee	€1,506	€2,826	€4,185
Thereof IPO and reorganization expenses	€0	€0	€625

(4)
We define adjusted EBITDA as net loss plus: (1) benefit (provision) for income taxes; (2) total other income (expense), net; (3) depreciation of property and equipment, including amortization of internal use software and website development; (4) amortization of intangible assets; and (5) share-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Year ended December 31,
(in thousands) (unaudited)	2014	2015	2016
Net loss	€(23,096)	€(39,366)	€(51,391)
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670
Income (loss) before income taxes	(31,740)	(50,684)	(44,721)
Add/(less):
Interest expense	11	147	137
Other, net(i)	1,435	2,667	139
Operating income (loss)	(30,294)	(47,870)	(44,445)
Add:
Depreciation (property and equipment and internal-use software and website development)	1,400	2,649	5,083
Amortization of intangible assets	30,025	30,030	13,857
EBITDA	1,131	(15,191)	(25,505)
Add:
Share-based compensation	2,382	14,129	53,722
Adjusted EBITDA	€3,513	€(1,062)	€28,217

(i)
Consists primarily of foreign exchange gain/loss in the years ended December 31, 2014, 2015 and 2016, and the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia.

Balance Sheet Data:
The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(in thousands)	2014	2015	2016
Cash	€6,142	€17,556	€227,298
Total assets	750,798	760,255	1,007,246
Total current liabilities	15,975	72,009	61,103
Net assets	664,568	624,356	854,071
Retained earnings (Accumulated deficit)	(90,029)	(129,156)	(179,837)
Total stockholders'/members’ equity	€664,568	€622,280	€654,258

As of December 31, 2016, we had ADSs representing 30,026,635 Class A shares outstanding and 209,008,088 Class B shares outstanding. Prior to our corporate reorganization in connection with our initial public offering, we operated as trivago GmbH, a limited liability company formed under the laws of the Federal Republic of Germany. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights and economic rights of a trivago GmbH Class A unit. The subscribed capital of trivago GmbH as of December 31, 2014 and 2015 was €0.04 million and €0.05 million, respectively, and the issued capital of trivago N.V. as of December 31, 2016 was €127.2 million.

Selected Consolidated Cash Flow Statement Data:
The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(in thousands)	2014	2015	2016
Cash provided by (used in):
Operating activities	€630	€(1,015)	€31,147
Investing activities	(4,623)	(6,510)	(8,995)
Financing activities	1,039	18,971	187,644
Effect of exchange rate changes on cash	€105	€(32)	€(54)
Exchange Rate Information
We maintain our books and records in euros, and our reporting currency is in euros.
Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ADSs. The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

(U.S. dollar per €)	Period-end	Average for period	Low	High

Year ended December 31:
2011	1.2973	1.3931	1.2926	1.4875
2012	1.3186	1.2859	1.2062	1.3463
2013	1.3779	1.3281	1.2774	1.3816
2014	1.2101	1.3297	1.2101	1.3927
2015	1.0859	1.1096	1.0524	1.2015
2016	1.0552	1.1072	1.0375	1.1516

Months ended:
September 30, 2016	1.1238	1.1218	1.1158	1.1271
October 31, 2016	1.0962	1.1014	1.0866	1.1212
November 30, 2016	1.0578	1.0792	1.0560	1.1121
December 31, 2016	1.0552	1.0545	1.0375	1.0758
January 31, 2017	1.0794	1.0635	1.0416	1.0794
February 28, 2017	1.0618	1.0650	1.0551	1.0802
March 2017 (through March 3, 2017)	1.0552	1.0543	1.0514	1.0564

You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.
Risks related to our industry and business
Our failure to manage our growth effectively could negatively affect our corporate culture, harm our ability to attract and retain key personnel and adversely impact our results of operations and future growth.
Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements, and as a result of the corporate reorganization, may be challenged. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategy. Our workforce worldwide has grown from fewer than 300 employees as of December 31, 2012 to more than 1,230 employees as of December 31, 2016. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal controls over financial reporting functions. As a result, we may not be able to manage our expansion effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects. These pressures and challenges may be enhanced by our becoming a public company and the corporate reorganization.
We may not be able to maintain our historical growth rates in future periods.
Our 2015 revenue grew by 59% compared to 2014, and our 2016 revenue grew by 53% compared to 2015. While we expect our business to continue to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain users, decreased user spending, increased competition, slowing growth of the overall online hotel search market, the emergence of alternative business models, changes in government policies and general economic conditions. As the size of our user base continues to increase, we anticipate that the growth rate of our user base may decline over time. We may also lose users for other reasons, such as a failure to deliver satisfactory search results or transaction experiences or high quality services. In addition, even if our user base continues to grow, our revenues may not grow at the same rate or at all. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected.

We are dependent on economic conditions and declines in travel or discretionary spending generally could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon travelers using our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal discretionary spending levels. Travel services tend to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), unemployment rates, direct or indirect taxes, fuel prices or other costs of living, may lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption.
Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services, cause advertisers to become insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.
Many events beyond our control may adversely affect the travel industry.
Certain events beyond our control may adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Increasing competition and consolidation in our industry could result in a decrease in the amount and types of hotel information we display, the value of our services to users and a loss of users, which would adversely affect our business, financial performance and prospects.
General competition
We operate in the highly and increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), global metasearch and review websites, such as Kayak and TripAdvisor, locally focused metasearch engines such as Qunar, Online Travel Agents, or OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and HomeAway, and other hotel websites, may have existed longer, may have larger user bases, may have a wider range products and services, may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms. Metasearch websites are also expanding globally and are becoming increasingly competitive. In addition, many of these competitors may be able to devote significantly greater resources to marketing and promotional campaigns; attracting and retaining key employees; securing participation of hotels and access to hotel information, including proprietary or exclusive content; website and systems development; research and development; and enhancing the speed at which their services return user search results. Many of these competitors may also offer user incentives, such as loyalty points or priority access to services, which may not be available if travelers book through third-party sites or services.

Advertiser competition
We compete for hotel advertising revenue with search engines, such as Baidu, Bing, Google and Yahoo!, which offer pay-per-click or pay-per-impression advertising services. These competitors may have significantly greater financial, technical, marketing and other resources than we do and large established user bases. In addition, we compete with newspapers, magazines and other traditional media companies that provide offline and online advertising opportunities for hotels. We expect to face additional competition as other established and emerging companies enter the hotel advertising market. Competition could result in higher traffic acquisition costs, lower “cost-per-click,” or CPC, pricing and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.
Advertiser consolidation
In addition, consolidation among advertisers, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel, which could cause our services to become less valuable and popular for users and could result in advertisers bidding less for offers or even terminating their relationships with us.
As a result, competition and consolidation, individually or in the aggregate, could result in higher traffic acquisition costs, reduced operating margins, loss of market share, reduced customer traffic to our websites and reduced advertising by OTAs and hotels on our websites. Furthermore, our CPC pricing for click-based advertising depends, in part, on competition among advertisers, with those paying higher CPCs generally receiving better advertising placement and more referrals from us. If our large customers become less competitive with each other, merge with each other, focus more on profit than on traffic volume, or are able to reduce CPCs, this would have an adverse impact on our CPCs which, in turn, may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, competition and consolidation among our advertisers may cause some of them to have financial difficulties, default on or materially delay their obligations to pay us for services we have already provided or become insolvent. As a result, we may not be able to compete successfully against current and future competitors, and competition and/or consolidation among advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.
We could be adversely affected by our advertiser concentration and the geographic concentration of our user base.
Our advertiser base consists of OTAs, hotel chains and independent hotels, and we generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 39% and 36% of our total revenue for the years ended December 31, 2015 and 2016, respectively. The Priceline Group and its affiliated brands, Booking.com and Agoda, accounted for 27% and 43% of our total revenue for the years ended December 31, 2015 and 2016, respectively.

In addition, our user base is geographically concentrated. A significant portion of our revenue comes from points of sale in a few markets, such as the United States, Germany, the United Kingdom, Spain and Italy. These markets accounted for 26.1%, 13.7%, 12.5%, 5.9% and 5.4% of our revenue for the year ended December 31, 2015, respectively, and 26.4%, 10.2%, 11.5%, 5.0% and 4.1% of our revenue for the year ended December 31, 2016, respectively.
This concentration of key customers and geographic concentration of our user base may impact our overall exposure to changes in economic and industry conditions, either positively or negatively, as these key customers and markets may be similarly affected by such conditions. The loss of any major customer, or a significant weakening in the business conditions and/or the financial conditions of OTAs and hotels generally or in the markets in which our revenue is concentrated, could result in significant decreases in revenue, as well as an increase in credit losses, and have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to counterparty default risks.
We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may not comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates have historically been very low. Because a majority of our accounts receivable are owed by three large OTAs, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of such default, we could incur significant losses, which could adversely impact our business, results of operations, financial condition and prospects.
We may be unable to maintain and increase brand awareness, which could limit our ability to maintain our current financial performance or achieve additional growth.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of travelers using our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we are required to spend considerable amounts of money and other resources to preserve and increase our brand awareness and grow our business. Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may be unable to successfully maintain or enhance the strength of our brand.
In 2009, we began a successful broad-reach TV marketing campaign. We expect to continue to invest in TV marketing campaigns in light of increased spending from competitors, our expansion into geographies where our brand is less well known, increasing prices and the increasing traffic share growth of search engines as destination sites for users. Such efforts may not maintain or enhance consumer awareness of our brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective or as efficient as they have been historically. We intend to continue expanding our operations globally, including in countries where we have limited operating experience that may have different competitive conditions and where travelers may have different travel preferences. Users in other countries may not be familiar with our brand, or may be less familiar with our brand than that of a competitor, and we may need to build brand awareness in such countries through greater investments in advertising and promotional activities. In addition, significant increases in the pricing of one or more of our marketing and advertising channels could increase our advertising expense or cause us to choose less effective marketing and advertising channels. TV advertising comprises a large percentage of our advertising expense and may have higher costs than other channels and which could have a material adverse effect on our profitability. If TV advertising becomes less effective or if we experience diminishing returns from TV advertising overall or in key markets, we may instead invest in other, more expensive channels, which may not be as successful. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. If we lose the ability to use a domain name, we would be forced to incur significant expenses to market our services under a new domain name, which could substantially harm our business. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the top level domain name “trivago” is owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which could result in substantial costs and diversion of management attention.

Our brands are subject to reputational risks and impairment.
We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we rely on in various countries where we advertise have come to represent our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors could affect our brand image. Also, it is possible that the use of testimonials in the advertising and promotion of our brands could have a negative impact on customer retention and acquisition if the reputation of the testimonial provider is damaged. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.
If we are unable to maintain or establish relationships with advertisers, or if advertisers choose to reduce or even eliminate the fees they pay us, our financial performance could be materially adversely affected.
Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and transparent pricing information. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. The loss of existing relationships with advertisers, or our inability to continue to add new ones, may cause our search results to provide incomplete pricing, availability and other information important to users of our services. This deficiency could reduce user confidence in the search results we provide, making us less popular.
In addition, nearly all of our agreements with OTAs, hotel chains and independent hotels may be terminated at will or upon three to seven days’ prior notice by either party. We cannot guarantee that our advertisers will continue to work with us. We may also be unable to negotiate access, pricing or other terms that are consistent or more favorable than our current terms. A failure to retain current terms or obtain more favorable terms with, or increase or maintain our relationships with, our advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.
We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.
 Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.
 Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In addition, we have historically prepared our books and records in accordance with the German Commercial Code (Handelsgesetzbuch), or German GAAP. Our books and records were then converted to U.S. GAAP, for purposes of our initial public offering, by accounting personnel who have limited experience in maintaining books and records and preparing financial statements in U.S. GAAP.
 In connection with the preparation of our 2015 financial statements, we identified a material weakness, primarily related to the lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or processes and procedures, particularly in the areas of share-based compensation, build-to-suit lease accounting and internal use software and capitalization of website development costs and other complex, judgmental areas and consequently must rely on the assistance of outside advisors with expertise in these matters to assist us in our preparation of U.S. GAAP financial statements and our compliance with SEC reporting obligations. These deficiencies represent a material weakness in our internal control over financial reporting in both design and operation. During 2016, we appointed a chief financial officer who is responsible for identifying the staffing and resource needs of our company required to remediate the material weakness, however, it remained unremediated as of December 31, 2016. These individuals will be required to have sufficient experience in maintaining books and records and preparing financial statements in U.S. GAAP. We have already hired two experienced employees for Financial Reporting and an SEC inhouse counsel. Additionally, we will expand our accounting policies and procedures as well as provide additional training to our accounting and finance staff. While we are working to remediate the material weakness as quickly and efficiently as possible and expect to have remediated the material weakness during the year ending December 31, 2017, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate this material weakness, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our ADSs to decline.
 We will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting until the year ending December 31, 2017. Even from the time such requirement applies, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.
 If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result of misstatements or restatements in our financial statements or an adverse assessment by management or auditors about the effectiveness of our internal controls, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flow, harm our reputation and adversely affect the trading price of our ADSs.
We rely on search engines, which may change their business models or search engine algorithms in ways that could have a negative impact on our business, financial performance and prospects.
We use Baidu, Bing, Google, Yahoo! and other Internet search engines to generate traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques, such as search engine optimization and search engine marketing to improve our placement in relevant search queries. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. These changes could negatively affect the purchased or algorithmic placement of links to our websites. In addition, a significant amount of traffic is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. Pricing and operating dynamics for these traffic sources can experience rapid change, both technically and competitively. Moreover, any of these providers could, for competitive or other purposes, alter their search algorithms or results, causing our websites to place lower in search results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.
We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of user-enhanced services, features and functionalities, while maintaining or improving the reliability and integrity of our systems and infrastructure.
Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our service in response to competitive service offerings. The emergence of alternative platforms such as smartphone and tablet computing devices and the emergence of niche competitors who may be able to optimize services or strategies such platforms have required, and will continue to require, new and costly investments in technology. We may not be successful, or we may be less successful than our current or new competitors, in developing technologies that operate effectively across multiple devices and platforms and that are appealing to users, either of which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing and software-as-a-service providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.
If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenues and results of operations could suffer.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our competitors are constantly developing innovations in online hotel-related services and features. As a result, we must continue to invest significant resources in research and development in order to continuously improve the speed, accuracy and comprehensiveness of our services. We have invested, and in the future may invest, in new business strategies and services. These strategies and services may not succeed, and, even if successful, our revenues may not increase. If we are unable to continue offering innovative services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Changes in Internet browser functionality could result in a decrease in our overall revenues.
We generate revenues, in part, by redirecting users to our advertisers’ websites. Changes in browser functionality may either prevent or limit our ability to redirect users to our advertisers. As a result, our revenue could decline if we are no longer able to offer this feature to our users.
The introduction of certain technologies may reduce the effectiveness of our services. For example, some of our services and marketing activities rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns and our advertisers’ campaigns, to better understand our users’ preferences and to detect and prevent fraudulent activity. Users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. Increased use of methods, software or apps that block cookies, or the disaffection of users resulting from our use of such marketing activities, may have an adverse effect on our business, results of operations, financial condition and prospects.

One of our product features depends in part on our relationship with third parties to provide us with consumer reviews.
Third parties provide us with consumer reviews that we provide users along with our proprietary rating score. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect users’ perception of the value of our product and our reputation.
Any significant disruption in service on our websites and apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.
Our brand, reputation and ability to attract and retain users to use our websites and apps depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and apps, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our services. Problems with the reliability or security of our systems could harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.
Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in the United States, Germany, Hong Kong and China. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible by our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.
We process, store and use personal data which exposes us to risks of internal and external security breaches and could give rise to liabilities, including as a result of governmental regulation and differing legal obligations applicable to data protection and privacy rights.
We may acquire personally identifiable information or confidential information from users of our websites and apps. Breaches or intrusions to our system, whether resulting from internal or external sources, could significantly harm our business. It is possible that advances in computer circumvention capabilities, new discoveries or other developments, including our own acts or omissions, could result in a compromise or breach of personally identifiable information and/or confidential user information.
We cannot guarantee that our existing security measures will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems could steal user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type attacks on our system that have made portions of our website unavailable for periods of time. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website and apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as we expand the number of markets in which we operate and as the tools and techniques used in these types of attacks become more advanced. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.
We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation.
We currently provide users with the option to complete certain hotel bookings by transferring users’ details directly to the hotel’s booking forms. In connection with facilitating these transactions, we receive and store certain personally identifiable information, including credit card information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of European Commission Directive 95/46/EC and implementing legislation in effect in member states of the European Union. Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information that is collected, processed and transmitted in or from the governing jurisdiction. Since we collect, process and transmit personally identifiable information in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We could be adversely affected if we fail to comply fully with all of these requirements. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.
A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.
Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to hotels, the Internet and online commerce, Internet advertising and price display, consumer protection, anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.
For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.
Likewise, the SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Controls, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries, including Cuba, Iran, Sudan and Syria, and nationals and others of those countries, as well as certain specifically targeted individuals and entities. We believe that our activities comply with OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event our controls should fail or are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, litigation and damage to our reputation and the value of our brand.
The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide hotel search services could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs or subject the company to additional liabilities.
Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.
The application of various national and international income and non-income tax laws, rules and regulations to our historical and new services is subject to interpretation by the applicable taxing authorities. These taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects.
Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.
Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the Internet and e-commerce. If the tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the user, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes such as proposed country-by-country reporting beginning as early as 2016. Additional multilateral changes are anticipated in upcoming years. Any changes to national or international tax laws could impact the tax treatment of our earnings and adversely affect our profitability. We continue to work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations. Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or the discontinuation of beneficial tax arrangements in certain jurisdictions.

Our global operations involve additional risks and our exposure to these risks will increase as our business continues to expand.
We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. As of December 31, 2016, we derived 38.0% of our total referral revenue from our operations in the Americas, 46.3% of our revenue from our operations in Developed Europe and 14.7% of our revenue from our operations in the Rest of World. See “Item 5 Operating and Financial Review and Prospects” for a further description of our geographical operating segments. In addition, our user base is geographically concentrated. A significant portion of our revenue comes from points of sale in a few markets, such as the United States, Germany, the United Kingdom, Spain and Italy. These markets accounted for 26.1%, 13.7%, 12.5%, 5.9% and 5.4% of our revenue for the year ended December 31, 2015, respectively, and 26.4%, 10.2%, 11.5%, 5.0% and 4.1% of our revenue for the year ended December 31, 2016, respectively. We face complex, dynamic and varied risk landscapes in the jurisdictions in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business models to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the user and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have lower margins than more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.
In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

•	changing political conditions, including risk of rising protectionism, restrictions on immigration or imposition of new trade barriers;

•
compliance with various regulatory laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national and local tax laws;

•	weaker or uncertain enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•	slower adoption of the Internet as an advertising, broadcast and commerce medium and the lack of appropriate infrastructure to support widespread Internet usage in those markets;

•	our ability to support new technologies, including mobile devices, that may be more prevalent in certain global markets;

•
difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs.
We are a multinational company with worldwide operations, including significant business operations in Europe. In June 2016, a majority of voters in the United Kingdom in a national referendum elected to withdraw from the European Union. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for the governments of other European Union member states to consider withdrawal.
These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal could depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the European Economic Area overall could be diminished or eliminated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects and reduce the price of our ADSs.
Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
We conduct a significant and growing portion of our business outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. These exposures include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euros upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
We do not currently hedge our foreign exchange exposure. Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. As we have seen in some recent periods, in the event of severe volatility in foreign exchange rates, these exposures can increase, and the impact on our results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex.
We rely on the performance of highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees.
The Amended and Restated Shareholders’ Agreement contains certain provisions that could result in the departure of certain of our senior management, including if Messrs. Schrömgens, Vinnemeier and Siewert, whom we collectively refer to as the Founders, collectively, hold less than 15% of our outstanding Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), they lose certain contractual rights to nominate members of our management board. In such case, our supervisory board may also request from the Founders, the resignation of members of the supervisory board who have been nominated by the Founders. In addition, the general meeting of shareholders, which is controlled by Expedia, has broad discretion to remove members of our management board with and without cause, irrespective of the Founders’ holdings. If the general meeting of shareholders has reasonable cause, as defined in the Amended and Restated Shareholders’ Agreement, for such removal, Expedia has the unilateral right, subject to certain exceptions, to purchase all of such member’s shares. If the Founders and other members of our management board are removed, such removal could materially adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. In particular, the contributions of certain key senior management are critical to our overall success.
Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. Our software engineers and technology professionals are key to designing code and algorithms necessary to our business. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are subject to risks associated with a corporate culture that promotes entrepreneurialism among its employees, decentralized decision making and continuous learning.
We have delegated considerable operational autonomy and responsibility to our employees, including allowing certain employees flexible working hours that allow employees to determine when, where and for how long they work. In addition, at the core of our culture is allowing our employees to grow, ensuring that they continuously accept new challenges and take on new responsibilities.
As a consequence, we may have less experienced people in key positions, and we rotate experienced employees to other jobs within the company. As our employees have significant autonomy, this could result in poor decision making, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our dual-class share structure with different voting rights, and certain provisions in the Amended and Restated Shareholders’ Agreement, will limit your ability as a holder of Class A shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A shares may view as beneficial.
We have a dual-class share structure such that our share capital consists of Class A shares and Class B shares. In respect of matters requiring the votes of shareholders, based on our proposed dual-class share structure, holders of Class A shares will be entitled to one vote per share, while holders of Class B shares will be entitled to ten votes per share. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
Following the completion of the post-IPO merger, assuming it occurs as contemplated, we expect Expedia to own 59.7% of our Class B shares and 64.7% of the voting power in trivago and its subsidiaries and the Founders will own approximately 34.3%, of the aggregate voting power of our issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs, (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control will limit your ability to influence corporate matters that holders of Class A shares may view as beneficial.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company with ADSs traded on an exchange located in the United States, we incur legal, accounting and other expenses resulting from the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act, the listing requirements of NASDAQ, the Dutch Corporate Governance Code 2008, or the DCGC, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, establishing the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate by December 31, 2017. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to grow our revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.
We rely on the foreign private issuer and controlled company exemptions from certain corporate governance requirements under NASDAQ rules.
As a foreign private issuer whose ADSs are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under NASDAQ rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under NASDAQ rules with which it does not comply, followed by a description of its applicable home country practice. Our Dutch home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by NASDAQ rules to foreign private issuers, including, among others, an exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors be comprised of a majority of independent directors, exemptions from the requirements that an issuer’s compensation committee should be comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Item 16 G. Corporate Governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under NASDAQ rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.
In addition to the exemptions we rely on as a foreign private issuer, we also rely on the “controlled company” exemption under NASDAQ corporate governance rules. A “controlled company” under NASDAQ corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, Expedia, controls a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of NASDAQ corporate governance rules. As a controlled company, we have elected not to comply with certain of corporate governance standards, including the requirement that a majority of our supervisory board members are independent and the requirement that our compensation committee consist entirely of independent directors.
Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.
In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management continue to be U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. We would need to convert our systems to prepare our financial statements in US dollar using the reporting currency. Such conversion and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.
Although we are not currently a party to any material legal proceedings, we may be involved from time to time in various legal proceedings, including, but not limited to, actions relating to breach of contract and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results.
Companies in the Internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. We are currently subject to several claims and may be subject to future claims relating to intellectual property rights. As we grow our business and expand our operations we may be subject to intellectual property claims by third parties. We plan to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our agreements with hotels, OTAs and other partners require us to indemnify these entities against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have acquired businesses in the past, comprising myhotelshop GmbH, or myhotelshop, base7booking.com S.à r.l., or base7, and B264 GmbH, or Rheinfabrik. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of potential acquisitions and integrations include:

•	diversion of management time and focus from operating our business to acquisition diligence, negotiation and closing processes, as well as post-closing integration challenges;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	coordination of product, engineering and sales and marketing functions;

•	retention of employees from the businesses we acquire;

•	responsibility for liabilities or obligations associated with activities of the acquired company before the acquisition;

•	litigation or other claims in connection with the acquired company; and

•
in the case of foreign acquisitions, the need to integrate operations across different geographies, cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Furthermore, companies that we have acquired, and that we may acquire in the future, may employ security and networking standards at levels we find unsatisfactory. The process of enhancing infrastructure to improve security and network standards may be time consuming and expensive and may require resources and expertise that are difficult to obtain. Acquisitions could also increase the number of potential vulnerabilities and could cause delays in detection of a security breach, or the timelines of recovery from a breach. Failure to adequately protect against attacks or intrusions could expose us to security breaches of, among other things, personal user data and credit card information that may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could delay or eliminate any anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks related to our ongoing relationship with our shareholders
Expedia controls our company and has the ability to control the direction of our business.
Expedia owned 87.4% of the economic and 98.6% of the voting rights attributable to the shares of trivago N.V. as of December 31, 2016. Following the completion of the post-IPO merger, assuming it occurs as contemplated, we expect Expedia to own 59.7% of our Class B shares and 64.7% of the voting power in trivago and its subsidiaries. As long as Expedia owns a majority of the voting power in us, and pursuant to certain rights it will be granted under the Amended and Restated Shareholders’ Agreement, Expedia will be able to control many corporate actions that require a shareholder vote.
This voting control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that shareholders other than Expedia do not view as beneficial. This voting control may also discourage transactions involving a change of control of our company, including transactions in which you as a holder of ADSs (representing our Class A shares) might otherwise receive a premium for your shares. Furthermore, Expedia generally has the right at any time to sell or otherwise dispose of any Class A shares and Class B shares that it owns, including the ability to transfer a controlling interest in us to a third party, without the approval of the holders of our Class A shares and without providing for the purchase of Class A shares.
The Founders have contractual rights to exert control over certain aspects of our business.
Pursuant to the Amended and Restated Shareholder’s Agreement, the Founders have contractual rights to exert control over certain aspects of our business. For example, as long as the Founders collectively maintain at least 15% of our outstanding Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), the Founders will have certain rights to veto decisions about certain corporate matters. These contractual rights will limit the ability of Expedia to control certain corporate matters and, as a result, we may fail to take actions that other shareholders may view as beneficial. This contractual control may also discourage transactions involving a change of control or sale of substantially all assets of our company, including transactions in which you as a holder of ADSs representing our Class A shares might otherwise receive a premium for your shares or dividend of proceeds representing a premium price for such assets. Furthermore, subject to certain exceptions, so long as the Founders collectively maintain at least 15% of our outstanding Class A and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), the Founders who are then serving as managing directors have the ability to select the other managing directors and, as a result, the Founders and their appointees will comprise the body that has primary day-to-day operational control of the company. In addition, from the date that Mr. Schrömgens ceases to serve as chief executive officer for a period of three years, so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor in its function of chief executive officer, subject to the approval of Expedia and thereafter, the supervisory board.

Expedia’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest between Expedia, the Founders and us could be resolved in a manner unfavorable to us and our shareholders.
Various conflicts of interest between us, the Founders and Expedia could arise. Ownership interests of directors or officers of Expedia in our shares and ownership interests of members of our management board and supervisory board in the stock of Expedia, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to our company. In the years ended December 31, 2014, 2015 and 2016, Expedia accounted for 32%, 39% and 36% of our revenue, respectively.
Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Expedia’s businesses in the future or in connection with Expedia’s desire to enter into new commercial arrangements with third parties.
Expedia has the right to pursue acquisitions of businesses that trivago may also be interested in acquiring and the right to acquire companies that may directly compete with us. Expedia may choose to pursue these corporate opportunities other than through trivago.
Furthermore, disputes may arise between Expedia and us relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

•	tax, employee benefit, indemnification and other matters arising from our initial public offering;

•	the nature, quality and pricing of services Expedia agrees to provide to us;

•	sales or other disposal by Expedia of all or a portion of its ownership interest in us; and

•	business combinations involving us.
We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Expedia, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party. In addition, should Expedia choose not to guarantee any future indebtedness we may incur, the cost of such financing may increase or financing may not be available at all.
The services that Expedia provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.
Expedia is providing us with support for shared services related to corporate functions such as legal, tax, treasury, audit and corporate development and certain server hosting and other services. We expect Expedia to continue to provide certain services for a fee under formal and informal arrangements described in “Item 7 Major Shareholders and Related Party Transactions.” However, Expedia will not be obligated to provide these services in a manner that differs from the nature of the service today, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company going forward. Further, if we no longer receive these services from Expedia, we may not be able to perform these services ourselves, or find appropriate third-party arrangements at a reasonable cost, and the cost may be higher than that charged by Expedia.
Risks related to our intellectual property
We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.
We regard our intellectual property as critical to our success, and we rely on trademark and confidentiality and license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition.
Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Claims by third parties that we infringe their intellectual property rights could result in significant costs and have a material adverse effect on our business, results of operations or financial condition.
We are currently subject to various patent and trademark infringement claims. These claims allege, among other things, that our website technology infringes upon owned patented technology and/or trademarks of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay money damages, which could have an adverse effect on our results of operations. In addition, the costs associated with the defense of these claims could have an adverse effect on our results of operations. As we grow our business and expand our operations, we expect that we will continue to be subject to intellectual property claims. Resolving intellectual property claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
A substantial amount of our processes and technologies is protected by trade secrecy laws. In order to protect these technologies and processes, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secrecy rights against such parties. To the extent that our employees, contractors or other third parties with which we do business may use intellectual property owned by others in their work for us without our authorization, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secrecy rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.
We use open source software in connection with our development. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract may have a material adverse effect on our business, results of operations, financial condition and prospects and could help our competitors develop services that are similar to or better than ours.
Risks related to ownership of our Class A shares and ADSs
Our share price may be volatile or may decline regardless of our operating performance.
The market price for our ADSs is likely to be volatile, in part because our ADSs have little history of being publicly traded. In addition, the market price of our ADSs may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans;

•	changes in the prices paid to us by our customers or of our competitors;

•	our involvement in litigation;

•	our sale of ADSs or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ADSs;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.
The stock markets, including NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many Internet companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
Seasonality may cause fluctuations in our results of operations.
Our revenues and results of operations have varied significantly from quarter to quarter because our business experiences seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, hotel searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the fourth quarter of the year as we typically elect to advertise less in the fourth quarter due to the relatively higher cost of advertising in the period. The current state of the global economic environment, combined with the seasonal nature of our business, makes forecasting future results of operations difficult. Because our business is changing and evolving, our historical results of operations may not be useful to you in predicting our future results of operations. In addition, discretionary advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as individual patterns. Our rapid growth has tended to mask the cyclicality and seasonality of our business. In the future, as our growth rate slows, we expect the cyclicality and seasonality in our business will become more pronounced and could result in material fluctuations of our revenues, cash flows, results of operations and other key performance measures from period to period and may affect the volatility of the price of our ADSs.
Future sales and/or issues of our ADSs, or the perception in the public markets that these sales may occur, may depress our ADS price.
Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional

ADSs. As of December 31, 2016, we had ADSs representing 30,026,635 Class A shares outstanding, 209,008,088 Class B shares outstanding and the Founders will have the right to exchange their units in trivago GmbH for 110,791,880 Class A shares or Class B shares. The ADSs sold in our initial public offering are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
Our Founders, Expedia, members of our supervisory board and members of our management board have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ADSs, options or warrants to acquire ADSs, or securities exchangeable or exercisable for or convertible into shares or ADSs currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of our prospectus, which was December 16, 2016, without the prior written consent of J.P. Morgan Securities LLC.
All our ADSs outstanding as of the date of this annual report may be sold in the public market by existing shareholders 180 days after the date of our prospectus, which was December 16, 2016, subject to applicable limitations imposed under federal securities laws. Our Class B shares are convertible into Class A shares, which may be sold subject to certain restrictions.
In the future, we may also issue our securities in connection with investments or acquisitions. The amount of ADSs issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ADSs. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ADS price and trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ADSs or publishes inaccurate or unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading volume to decline.
You may not be able to exercise your right to vote the Class A shares underlying your ADSs.
Holders of ADSs may exercise voting rights with respect to the Class A shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our Class A shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if the depositary has appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the Class A shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.
You may instruct the depositary of your ADSs to vote the Class A shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our Class A shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those Class A shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the Class A shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for the ADSs, we may choose to appoint a proxy bank. In this event, the depositary will be deemed to have been instructed to give a proxy to the proxy bank to vote the Class A shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.
The effect of this proxy is that you cannot prevent the Class A shares representing your ADSs from being voted, and it may make it more difficult for shareholders to exercise influence over our company, which could adversely affect your interests. Holders of our Class A shares are not subject to this proxy.
You may not receive distributions on the Class A shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our Class A shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of our ADSs or Class A shares. This means that you may not receive the distributions we make on our Class A shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
You may be subject to limitations on the transfer of your ADSs.
Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act and such election is irrevocable. We cannot predict if investors will find our ADSs less attractive if we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.
We will continue to be deemed an "emerging growth company" until the earliest of a) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more; b) the last day of the fiscal year following our fifth IPO anniversary; c) the date on which, during the previous three-year period we have issued more than $1.0 billion in non-convertible debt; or d) the date on which we will be deemed to be a "large accelerated filer" under the Exchange Act.
We do not expect to pay any dividends for the foreseeable future.
The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate that we will pay any dividends on our ADSs for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our management board deems relevant.

If we pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.
As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. However, Dutch dividend withholding tax will be required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). We have applied for a tax ruling with Dutch Revenue confirming that no withholding of any Dutch dividend tax is applicable at all (as the dividend withholding tax can generally be credited against a Dutch resident shareholder’s income tax anyway). Should we not obtain the tax ruling, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur.
Certain of our ADS holders may be unable to claim tax credits to reduce German withholding tax applicable to the payment of dividends.
We do not anticipate paying dividends on our ADSs for the foreseeable future. As a Dutch-incorporated German tax resident company, however, if we pay dividends, such dividends will be subject to German (and potentially Dutch) withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable double tax treaty rate, which is generally 15%, however, by an application filed by the tax payer containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the shares or ADSs of a German tax resident company may be unable to benefit from any available double tax treaty relief and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. The company is listing ADSs issued by a depositary with a direct link to the U.S. Depository Trust Company, or DTC, which should reduce the risk that the applicable German withholding tax certificate cannot be delivered to the ADS holder. However, there can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders.
Investors should note that the interpretation circular (Besteuerung von American Depository Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), which we refer to as the ADR Tax Circular, is not binding for German courts and it is not clear whether or not a German tax court will follow the ADR Tax Circular in determining the German tax treatment of our ADSs. Further concerns regarding the applicability of the ADR Tax Circular may arise due to the fact that the ADR Tax Circular refers only to German stock and not to shares in a Dutch N.V. If the ADSs are determined not to fall within the scope of application of the ADR Tax Circular, and thus profit distributions made with respect to the ADSs are not treated as a dividend for German tax purposes, the ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law. See “Item 10 E. Taxation—German taxation—German taxation of ADS holders.”

Tax risks related to the corporate reorganization
We have requested a tax ruling from the German tax authorities to confirm the tax neutrality of the post-IPO merger from a corporate income tax perspective. If such ruling does not confirm the tax neutrality to trivago GmbH, the post-IPO merger will most likely not be consummated, and the two-tier corporate structure would remain in place.

See “Item 4 C. Information on the Company—Organizational Structure” for additional information regarding the corporate reorganization.
Dividends distributed by trivago GmbH/AG/SE to trivago N.V. (and to the Founders) would be subject to German withholding tax of 26.375% (including solidarity surcharge) at the level of trivago GmbH/AG/SE. At the level of the German tax resident trivago N.V., only 5% of the dividends distributed by and received from trivago GmbH/AG/SE after January 2017 would be included as taxable income subject to German corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax (Gewerbesteuer) at the applicable local tax rate of around 16% currently. However, the German withholding tax deducted by trivago GmbH/AG/SE would be credited against the German corporate income tax liability of trivago N.V. and, to the extent that the German withholding tax (26.375%) exceeds the German corporate income tax liability of trivago N.V., refunded with a potential time lag of up to two years. The effective tax rate on dividends received by trivago N.V. from trivago GmbH/AG/SE would thus amount to approximately 1.6% as a result of the two-tier corporate structure. This additional tax of approximately 1.6% also applies on constructive dividends in case of any transactions which are not at arm’s length between trivago GmbH/AG/SE and trivago N.V. In the opposite direction there is a risk that any non-arm’s length transactions in the two-tier corporate structure would be subject to German gift tax.
The company, trivago N.V., intends to provide management and legal advice to its subsidiaries in return for payment. The company should, according to our German tax counsel’s view, be seen as an entrepreneur under the German Value Added Tax Act (Umsatzsteuergesetz). If the company does not qualify as an entrepreneur it cannot reclaim any input value added tax.
In case a Founder exercises his put option granted under the IPO Structuring Agreement, which was filed as Exhibit 4.2 to Amendment No. 1 to our Registration Statement on Form F-1 filed with the SEC on December 5, 2016 (File No. 333-214591), to exchange at book value all or parts of the shares of trivago GmbH/AG/SE for Class A shares or Class B shares of trivago N.V., the shares received by trivago N.V. as legal and/or beneficial owner in such share exchange by the respective Founder would be subject to a seven-year review period, during which the respective Founder will have to comply with certain notification obligations under the RTA. These notification obligations include, among others, annual filings evidencing ownership of the contributed shares on each of the first seven anniversaries of the contribution. The notification obligations end at the earlier of: (i) the end of the seven-year term and (ii) the time the respective Founder has sold all his remaining shares in trivago N.V. Failure by the respective Founder to comply with these notification obligations may result in a taxable gain for trivago N.V. 5% of such capital gain would be subject to German corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax at the applicable local tax rate of around 16% currently at the level of trivago N.V. However, no notification obligation needs to be fulfilled (and no related tax risk for trivago N.V. arises) in case the respective Founder immediately sells all of its trivago N.V. shares or ADSs, as applicable, received in the share exchange.
The same notification obligations as described above would arise if the shares of trivago GmbH retained by the Founders in the contribution would be deemed to have been contributed into trivago N.V. by the Founders in the contribution from a tax perspective. Accordingly, failure by the Founders to comply with these notification obligations may result in a taxable gain for trivago N.V. 5% of such capital gain would be subject to German corporate income tax at a tax rate of currently 15.825% (including solidarity surcharge) and trade tax at the applicable local tax rate of currently around 16% at the level of trivago N.V.
Furthermore, expenses incurred by trivago GmbH and trivago N.V. relating to the IPO and the preceding reorganization measures may be regarded as incurred for the benefit of the shareholders. In such case, tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of up to 26.375% on respective amounts.
We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.
Since incorporation we intend to have, on a continuous basis, our place of effective management in Germany. Therefore, we should be a tax resident of Germany under German national tax law. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch national tax law. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should be tax resident solely in Germany for the purposes of the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012.
The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in us becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our ADS price and trading volume to decline.
The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs representing our Class A shares. See “Item 16 G. Corporate Governance.”

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.
We are a Dutch public company with limited liability (naamloze vennootschap) and are subject to the DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ.
The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting U.S. requirement), the company is required to give the reasons for such non-compliance. We do not comply with all the best practice provisions of the DCGC.
See “Item 16 G. Corporate Governance.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.
U.S. investors may have difficulty enforcing civil liabilities against us or members of our management board and supervisory board.
We are incorporated in the Netherlands. Most members of our management board and supervisory board are non-residents of the United States. The majority of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.
There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a

Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure.
Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our management board and supervisory board, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our management board and supervisory board, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.
German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings (which will be replaced by Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.
Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in our management board and supervisory board. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B shares owned by Expedia and possibly our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board.
We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs.

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10 E. Taxation —Material U.S. federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.

Item 4	Information on the Company

A.	History and Development of the Company
trivago was conceived by graduate school friends Rolf Schrömgens, Peter Vinnemeier and Stephan Stubner and incorporated in 2005. Mr. Stubner left the company in 2006 and another graduate school friend, Malte Siewert, joined the founding team. Between 2006 and 2008, several investors invested €1.4 million in trivago. In 2010, Insight Venture Partners acquired 27.3% of the equity ownership of trivago for €42.5 million. Expedia acquired 63.0% of the equity ownership in trivago in 2013, purchasing all outstanding equity from non-founders and some outstanding equity from the founders and subscribing for a certain number of newly issued shares for €477 million. Expedia subsequently increased its shareholdings slightly in the second and fourth quarter of 2016 through the purchase of shares held by certain employees who had previously exercised stock options.

Although most of our growth has been organic, we have made the following small strategic acquisitions:

•	In December 2014, we acquired Rheinfabrik, an Android and iOS app development business, for a total purchase consideration of €1.0 million in cash;

•
In July 2015, we acquired 61.3% of the interest in myhotelshop, an online marketing manager for hotels, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition;

•	In August 2015, we acquired 52.3% of the equity of base7, a cloud-based property management service provider, for total purchase consideration of €2.1 million in cash; and

•	In December 2016, we acquired the remaining 47.7% of the equity of base7, making trivago the sole owner of the company.
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and the Rest of World. The change from one to three reportable segments was the result of a management reorganization to more effectively manage the business. This reorganization was performed to align the management of the business to our focus on unique market opportunities and competitive dynamics inherent within each of the operating segments. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Hong Kong, Japan, New Zealand and Poland. Segment revenue is comprised entirely of referral revenue. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses except for direct advertising.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is return on advertising spend for each of our segments, which compares referral revenues revenues to advertising spend.
We were incorporated on November 7, 2016 as travel B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. In connection with our initial public offering, we converted into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion and changed our legal name to trivago N.V.
We are registered with the Trade Register of the Chamber of Commerce in the Netherlands (Kamer van Koophandel) under number 67222927. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Bennigsen-Platz 1, 40474 Düsseldorf, Germany (under number HRB 79986).
For additional information relating to the development of our company, see “Item 4 B. Information on the Company—Business Overview.”

B.	Business Overview
Overview
trivago is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. In the year ended December 31, 2016, we had 535.3 million qualified referrals and offered access to approximately 1.4 million hotels in over 190 countries. See “Item 5 Operating and Financial Review and Prospects” for a further description of qualified referrals.
Our brand positions us as a key starting point for travelers searching for their ideal hotel. Our fast and intuitive hotel search platform enables travelers to find their ideal hotel by matching individual traveler preferences with detailed hotel characteristics such as price, location, availability, amenities and ratings, across a vast supply of global hotels.
We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our hotel advertisers, which include OTAs, hotel chains and independent hotels. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website where the user can complete the booking. Our CPC bidding function enables advertisers to influence their own return on investment and the volume of referral traffic we generate for them. Recognizing that advertisers on our marketplace have varying objectives and varying levels of marketing resources and experience, we provide a range of services to enable advertisers to improve their performance on our marketplace.
Rigorous analysis and application of data and technology are critical parts of our DNA. We capture a large amount of data on how users search on and engage with our site and our apps, enabling us to continually test new features and the effectiveness of existing ones, refine our search algorithms and thereby improve our product. This makes our hotel search platform more powerful for users by improving the quality of their hotel discovery experience, as well as more valuable to advertisers by refining the quality of the referrals we generate. Technology and data also drive how we engage with our advertisers via our CPC bidding algorithm. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing. Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend.
Our hotel search platform can be accessed globally via 55 localized websites and apps in 33 languages. Users can search our platform on desktop and mobile devices, but benefit from a familiar user interface, resulting in a consistent user experience. In June 2016, our revenue from mobile websites and apps exceeded our revenue from our desktop websites for the first time, which is consistent with an expected longer term shift towards mobile.
We have grown significantly since our incorporation in 2005. In the years ended December 31, 2014, 2015 and 2016, we generated revenue of €309.3 million, €493.1 million and €754.2 million, respectively. During the same periods, we had net losses of €(23.1) million, €(39.4) million and €(51.4) million, respectively. In the years ended December 31, 2014, 2015 and 2016, our adjusted EBITDA was €3.5 million, €(1.1) million and €28.2 million, respectively. See “Item 3 A. Key Information—Selected Financial Data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.
Our market opportunity
As hotel discovery, evaluation and booking increasingly move online, travelers and advertisers face distinct challenges.

Challenges for travelers
The Internet has dramatically increased the quantum of information available about hotels, including amenities, style, reviews, location and pictures. Additionally, details on pricing and availability are continually updated in or near real-time. This information has empowered travelers, providing a level of insight that was previously unavailable. However, this information is often delivered via multiple, fragmented sources, including OTAs, hotel chains, independent hotels, Internet search engines and other review sites. Also, many websites, including those that aggregate disparate information, are slow, confusing to navigate, and may not display the best available hotel or pricing for travelers. Furthermore, many local OTAs and smaller hotels only display their information in the local language, which adds an additional layer of complexity for travelers looking to find the ideal hotel in a foreign destination. These developments can make booking a hotel a frustrating experience for travelers.
Challenges for hotel advertisers
Hotel advertisers operate in a competitive market with different types of advertisers having specific needs. OTAs need to drive high volumes of traffic to their websites to generate revenues, while hotel chains and independent hotels who operate high fixed cost models focus on ensuring their inventory is filled. Both OTAs and hotel advertisers aspire to reach a targeted audience of travelers with their marketing.
Traditional offline advertising mediums, including TV, radio, print and outdoor, focus on reaching a broad audience and can be an expensive medium for reaching the few travelers seeking hotels in a specific location on specific dates.
There are challenges with online advertising as well. While many advertisers spend an increasing amount of their marketing budgets on online advertising where it is possible to economically reach a very broad audience through a website, the fragmentation of travelers online makes it difficult to scale cost effectively. In addition, OTAs, smaller hotel chains and hotels may not have the resources to develop sophisticated websites and as a result, provide a limited user experience in terms of attractiveness, comprehensiveness of information and ease of booking. Such websites often only publish information in local languages, limiting their reach to a local market.
The trivago hotel search platform
We believe that we are reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers.

Our search platform forms the core of our user experience. It captures and seeks to refine user intent and preferences and, as of December 31, 2016, it provided users with access to approximately 1.4 million hotels worldwide. It organizes a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.
We enable hotel advertisers to advertise offers for each individual hotel. By placing bids in our CPC-based bidding system, each advertiser can influence the likelihood that traffic is driven to its own platform. Advertisers can reach a broad global audience while generating targeted, transaction-ready referrals.
Key benefits for users
Global aggregation of real-time hotel supply
We aggregate hotel availability from a range of advertisers globally. This supply is continually updated in or near real time, so users can view current availability from a broad range of advertisers. We believe travelers use our hotel search platform as their entry point for hotel research, confident that they receive comprehensive coverage of their options to book a hotel.
Tailored hotel search function
Our search function is designed to enable individual users to find their ideal hotel. We personalize results based on a user’s search terms, selected filters and other interactions with our sites and apps. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. Our search algorithms, which are refined by millions of searches each day, create matches amongst the two sets of information.
Transparent price comparison
Our algorithm selects the lowest available price for each hotel and displays room types with a broad range of pricing options available from our advertisers. This reduces the need for travelers to spend time searching across multiple sites and apps to confirm the lowest available rate.
Deep content and easy-to-use information on hotels
We obtain hotel information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings, amenities and room types. We synthesize and enrich this information. For example, our rating score distills review information from multiple sources into a single easy-to-use score for the traveler.
Key benefits for advertisers
Broad traveler reach
We offer advertisers a highly scalable channel of travelers, given our broad presence across multiple geographies and languages. Additionally, for many travelers, we believe we are the entry point to their hotel search, enabling advertisers to engage with potential new customers.
Delivery of transaction-ready referrals
We provide advertisers with motivated travelers who have proactively expressed their specific intent via our search platform. Due to the breadth of hotel information we provide and our personalized matching algorithms, travelers referred by trivago often already have a comprehensive understanding of the hotel and its value proposition for them, which we believe makes them more likely to complete a booking on the advertiser’s site.
Market-driven, referral-based pricing structure
We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. The transparency of our model makes it easy for advertisers to evaluate the performance of their spend and influence their own return on investment.
Improve advertisers’ competitiveness
Hotel advertisers have varying levels of experience, scale and resources to dedicate to their marketing efforts. We provide our advertisers with advice, actionable data insights and advertiser tools to help them optimize their investment on our marketplace by improving the quality of available content about their hotel.
Our strengths
We believe that our competitive advantages are based on the following key strengths:
Industry-leading product and user experience
We believe that we provide the most effective and intuitive hotel search platform for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and refine multiple aspects of our websites and apps, believing that incremental enhancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our platform.
Significant scale
We have achieved significant scale, with approximately 1.4 million hotels available on our platform as of December 31, 2016, supported by 55 localized versions of our websites and apps served in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. Our business benefits from our engaged and often long-established relationships with local advertisers globally. In the year ended December 31, 2016, we had 535.3 million qualified referrals. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.

Powerful data and analytics
We capture large amounts of data across our platform, including traveler data, advertiser data, publicly available content and data on how travelers and advertisers interact with our platform. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to this data enables us to continuously improve our platform.
High brand recognition and user loyalty
We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel search.
Scalable business model
We have a scalable business model that enables us to grow rapidly and efficiently. We can expand within current markets as well as into new markets, while incurring limited incremental investment in infrastructure, benefiting in part from our existing scale and a common global platform.
Employees and culture
We believe that our entrepreneurial culture and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to regularly take on new challenges within the company to broaden their perspectives, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.
Our strategy
Our strategy is shaped by our mission “to be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We run our business and set our priorities and strategy according to our mission.
... traveler’s...
We designed our hotel search platform to be useful for every traveler with every reason to travel. We focus on continuing to optimize our websites and apps, ensuring their intuitive navigation and high performance.
... first...
We want to be the starting point for travelers seeking to discover their ideal hotel at the lowest rate. We believe we provide a valuable service to travelers, allowing them to quickly and effectively navigate a crowded hotel booking ecosystem. We intend to be each traveler’s first source of hotel information by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue enhancing our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere.
... and independent...
We believe we have created a hotel search platform that is fair and transparent for users, offering them a powerful tool to easily access information in the complex hotel market. We provide users the information so they can independently decide where to stay.
... source of information...
We focus on providing information to our users rather than selling them products or services. We support travelers’ searches by aggregating hotel information from across the Internet and displaying it in a simple, easy to navigate format. We also intend to continue growing our number of direct relationships with hotels, thereby increasing the volume and quality of information we can provide to travelers. We believe that it is crucial to the success of our user experience that we provide comprehensive, relevant and easily accessible information.

... finding the ideal...
We believe there is an ideal hotel for every traveler. We aim to continuously optimize our search algorithms to consistently deliver hotel suggestions to each of our users for each specific stay so they can find their ideal hotel . While we believe we offer a best-in-class hotel search experience, we acknowledge there is the opportunity for further innovation in the areas of search personalization and hotel categorization and rating. We are investing in new technologies like semantic search to continuously improve our users’ discovery experience and may explore additional technology-led acquisitions going forward.
... hotel...
We are focused on the hotel sector. Our marketplace and algorithms are optimized to display and match users with specific hotel characteristics. As our technology is advancing and traveler preferences are shifting, we increasingly complement our traditional hotel offerings with other forms of accommodation, such as vacation rentals and private apartments that are relevant to our users.
... at the lowest rate.
Providing the lowest rate to our users is at the core of what we do. Our ability to provide pricing transparency by identifying the lowest available rates from our advertisers is driven in part by the large number of advertisers on our marketplace. As we continue building out our advertiser base globally and supporting advertisers in efficiently using our marketplace, this should help provide travelers with consistently low prices across our supply of available hotels.
Our products and services
Products for travelers
Our free to use, online search platform is designed to help travelers find their ideal hotel at the lowest available price. As a hotel search website, users do not book directly on our platform. When they click on an offer for a hotel room at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of hotels in the world. As of December 31, 2016, our database included approximately 1.4 million hotels, gathered through OTAs, hotel chains and independent hotels.
Our users initially search via a text-based search bar function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats.

Initial search bar parameters	Subsequent search filters
Location (City, Region, Country, Point of Interest)	Hotel stars (1 star to 5 stars) Popularity

Check-in date	trivago ratings (Below average, Satisfactory, Good, Very Good, Excellent)

Check-out date	Price range

Room type (single, double, family, multiple)	Distance from landmarks

Hotel name	Top amenities options (Pets, Beach, Free WiFi, Breakfast, Pool)

Hotel name or address

Performing a search shows a user a hotel listing page. This page contains broad, aggregated information, including:

•	Hotel information: We display information such as hotel name, pictures, amenities, star rating and distance to selected location;

•
trivago ratings:    We aggregate millions of ratings from across the Internet to come up with our trivago rating, a 100-point score and a related trivago rating “face,” from “sad red” for “below average” to “very happy green” for “excellent.” Our ratings provide a single, aggregated snapshot providing our users valuable insight while saving them time;

•	Reviews: We provide reviews from third parties in a clear and concise format; and

•
Price comparison:    We prominently display the “top deal” for a hotel, while also listing all other available offers from our advertisers in list format, including room types, amenity and payment options.

The data we show for each hotel combines aggregated publicly available information, as well as information sourced directly from hotels in a unique, user-friendly format.
Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com is our mobile-optimized website accessible on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.
Marketing tools and services for advertisers
We provide advertisers with a marketplace through which they can reach a large base of transaction-ready travelers. Our ability to capture user intent and our CPC-based bidding model make our marketplace an effective channel for our advertisers. Additionally, we work with our advertisers to help define their target spend and objectives, ensuring that these are effectively captured on our marketplace.
We also offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites. The following tools and services provide tailored solutions for OTAs, hotel chains and independent hotels to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs. Our tools include:
trivago Hotel Manager, a marketing platform that gives each hotelier control over its hotel profile.

•
trivago Hotel Manager “Basic,” a free administration tool specifically for hotels, helping them build and manage a unique hotel profile on trivago to enhance their profile. This includes the ability to manage visual and static content, including adjusting contact details, pictures, amenities and service listings, as well as refining descriptions. Using the Hotel Manager tool, each hotel can ensure that our marketplace accurately captures their offerings, helping attract guests.

•
trivago Hotel Manager “Pro,” which is sold on a one-year subscription basis and allows hotels to enhance their profile with more advanced features and functionalities. With Hotel Manager Pro, hotels can increase promotion with exclusive news about their hotel and prominent contact details, helping them stand out and drive more bookings. Furthermore, we provide hoteliers with additional analytics about who searches for them as well as benchmarking against their competition.

•
trivago Hotel Manager “Direct Connect,” which enables independent hotels to publish their website rates directly on their profiles, helping them to increase direct bookings and their prominence in our marketplace. Hotels set a monthly budget, and we create an optimized marketing campaign, automatically calculating CPC bids that are competitive with other advertisers and seek to increase referrals. A dedicated team of marketing experts is available via email or phone to support hotels.

trivago Intelligence, a marketing platform for multi-property management that enables hotel chains and OTAs to manage their inventory and CPCs.

•
trivago Intelligence, which provides holistic control for our advertisers that wish to closely manage and analyze their advertising on our marketplace. It allows them to bid on individual hotels with a high degree of granularity and control, provides metrics and feedback on specific advertising campaigns and offers advice to optimize bidding strategy and drive additional referrals.

•
Automated Bidding, which allows OTAs, hotel chains and independent hotels to bid efficiently on listings. Advertisers are able to decide the traffic volumes or return on advertising investment they wish to reach and the tool will automatically set and adjust bids according to the target. We believe this is an especially valuable tool for advertisers that are less familiar with online bidding models, although it is our belief that larger, more experienced advertisers will also increasingly value the efficiency Automated Bidding provides.

•
Express Booking, which is developed to help our advertisers drive bookings by providing the option of an easy check-out engine within our marketplace. Although the booking information is completed on our site, the advertiser processes payment directly, confirms the booking and provides any booking support. We also prominently feature the brand of the advertiser taking the booking, allowing our advertisers to continue to build their own brand within our marketplace.

•
Direct Connect for Chains, which enables hotel chains to publish rates from their website directly on their inventory using their existing Central Reservation System and Internet Booking Engine. This helps them increase direct bookings and their prominence on our marketplace. Hotel chains that run direct connect campaigns also get access to Automated Bidding and Express Booking tools.

Our customers
Customers that pay to advertise on trivago include:

•	OTAs, including large international players, as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Independent hotels; and

•	Industry participants, including metasearch and content providers.
We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 32%, 39% and 36% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively. The Priceline Group and its affiliated brands, Booking.com and, through 2015, Agoda, accounted for 28%, 27% and 43% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively.
Nearly all of our agreements with advertisers, including our agreements with our three largest advertisers, may be terminated at will or upon three to seven days’ prior notice by either party. Although the bulk of our revenue comes from three large OTAs, we have a large number of advertisers on our marketplace, which we believe helps to limit dependence on any one advertiser or group of advertisers.

Competition
We operate in a highly competitive market. Travelers have a range of options to find and book hotel rooms and other accommodations, both offline and online. Similarly, OTAs, hotel chains and independent hotels advertise their rooms through both offline and online channels. While we face competition from offline and online channels, we believe that we compete favorably due to our differentiated user and advertiser propositions.
Competition for users
We compete to attract users to our websites and apps to help them research and find hotels. Given our position at the top of the online hotel search funnel, many companies we compete with are also our customers.
Our principal competitors for users include:

•	Online metasearch and review websites, such as Kayak, Qunar and TripAdvisor;

•	Search engines such as Baidu, Bing, Google and Yahoo!;

•	Independent hotels and hotel chains such as Accor, Hilton and Marriott;

•	OTAs, such as Booking.com, Ctrip and Expedia; and

•	Alternative accommodation providers such as Airbnb and HomeAway.
Competition for advertisers
We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC rates and advertisers’ implied return on investment. While we compete with OTAs, hotel chains and independent hotels for user traffic, these parties also represent the key contributors to our supply. Because we primarily refer our users to advertisers’ websites, we do not believe that we compete directly with advertisers for bookings.
Our principal competitors for advertisers’ marketing spend include:

•	Print media, such as local newspapers and magazines;

•	Other traditional media, such as TV and radio;

•	Search engines, such as Baidu, Bing, Google and Yahoo!;

•	Online metasearch and review websites, such as Kayak, Qunar and TripAdvisor;

•	Social networking services, such as Facebook and Twitter;

•	Websites offering display advertising;

•	Email marketing software and tools;

•	Online video channels, such as YouTube; and

•	Mobile app marketing.
Technology and infrastructure
Data and proprietary algorithms
We process a large amount of user data from public sources, user traffic, advertisers and direct connections into the databases of many of our advertisers. We believe it is central to the success of our business that we effectively capture and parse this data. To achieve this, we have developed proprietary algorithms that drive key actions across our platform, including search, listings and bidding tools. We continue to explore new ways to capture relevant data and feed this into our platform to further enhance the experience for both our users and advertisers.
Infrastructure
We host our platform at five different locations in Germany, the United States, Hong Kong and China, while also selectively leveraging cloud hosted services, which we believe offers us secure and scalable storage at limited incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. It is our policy to store separately the limited amount of sensitive data that we do capture. Where required, our data centers are PCI compliant. We have designed our websites, apps and infrastructure to be able to support high volume demand.
Software
We develop our own software through our teams based in Germany, the Netherlands and Spain, employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.
Marketing
We believe that building and maintaining the trivago brand and clearly articulating our value proposition will drive both travelers and advertisers to our platform. We focus our marketing teams and spend towards building effective messaging to a broad audience. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize performance end to end, starting with the pretesting of the creative and ending with the optimization of media spend. We have built in-house tools that capture data and calculate our return on investment on almost every element of our brand and performance marketing.
We invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube), radio and out-of-home advertising. The amount and nature of our marketing spend varies across our markets, depending on multiple factors including cost efficiency, local media dynamics, size of market and our existing brand presence in that market.
We are active in online performance marketing channels, continuously optimizing each advertisement through dedicated tests. We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media.
Sales
We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to ensure they are optimizing their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We seek to provide tailored advice to each of our advertisers, and thus have dedicated sales teams for OTAs, hotel chains and independent hotels.
We aim to maintain close dialogues with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer solutions to optimize their advertising through our marketplace.

Certain advertisers, including some independent hotels, are often less familiar with CPC bidding models and online advertising more broadly, so our process of relationship building can follow a longer sales cycle than is the case typically with OTAs. The starting point for these sales processes can be building their awareness of the relevance of our marketplace to their business, articulating the opportunities our independent platform offers, onboarding hotels by encouraging them to edit their information and profiles on our site, upselling more advanced products to further enhance their profiles, and encouraging hotels to start bidding directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each hotel. As of December 31, 2016, over 240,000 hotels engaged through Hotel Manager directly with our platform, of which over 30,000 subscribed to Hotel Manager Pro.
Our employees and culture
We believe that our entrepreneurial corporate culture, flexible working hours and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.
Internally, we distill our values into six core qualities:

•	Trust: We want to build an environment in which mutual trust can develop that gives employees the confidence to discuss matters openly and act freely.

•	Authenticity: We aim to be authentic and appreciate constructive and straight feedback.

•	Entrepreneurial passion: We believe that entrepreneurial passion drives us forward to continuously try out new and improved ways of thinking and doing.

•	Power of proof: We believe that data, used correctly, can lead to empirical, proof-based decision making across the organization.

•
Focus:    We focus our energy on our mission of being the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate. This mission drives where we spend our time and focus. We believe that multiple small, incremental improvements towards this goal add up to long-term success.

•	Learning: We never stand still and choose to remain open minded and inquisitive. We try new ideas and continue to challenge received wisdom.
Intellectual property
Our intellectual property, including trademarks, is an important component of our business. We rely on confidentiality procedures and contractual provisions with suppliers to protect our proprietary technology and our brands. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, Room5, Youzhan and our trivago logo. These trademarks are registered in various jurisdictions.
Government regulation
trivago provides data and information to its advertisers and users and conducts marketing activities that are subject to consumer protection laws in jurisdictions in which we operate regulating unfair and deceptive practices. For example, the United States and European Union are increasingly regulating certain activities on the Internet and online commerce, including the use of information retrieved from or transmitted over the Internet and user-generated content, are increasingly focused on ensuring user privacy and information security and limiting behavioral targeting and online advertising, and are imposing new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.
In particular, we are subject to an evolving set of data privacy laws. As of May 25, 2018, a new EU data protection regime will become applicable that provides for a number of changes to the existing EU data protection regime, including imposing stricter requirements on companies that process personal data, stricter internal processes for the transparency of processed data, stricter requirements on computer safety measures and controls, and greater rights of individuals to demand, e.g., information on or the deletion of processed data. Certain breaches of the new regime impose fines up to €20 million, or 4% of the global turnover on a group basis, whichever is greater.
Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on trivago’s services, and whether or how trivago might be affected. Increased regulation of the Internet could increase the cost of doing business or otherwise materially adversely affect trivago’s business, financial condition or results of operations.

C.	Organizational Structure
trivago N.V. acts as a holding company of trivago GmbH, the historical operating company of the trivago group. In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago GmbH, travel B.V. and trivago N.V., and their respective consolidated subsidiaries, as applicable.
Current organizational structure
In connection with the IPO, the Company underwent a corporate reorganization, and as of December 31, 2016, trivago N.V. is the parent holding company of trivago GmbH.
Prior to the IPO, Expedia owned 63.5% and Messrs. Schrömgens, Vinnemeier and Siewert, (whom we collectively refer to as the “Founders”) owned 36.5%, in aggregate, of the voting power in trivago GmbH. Prior to the completion of the IPO, Expedia contributed all of its shares in trivago GmbH to travel B.V. in a capital increase in exchange for newly issued Class B shares of travel B.V., which were converted into Class B shares of trivago N.V.

The Founders contributed 940 units of trivago GmbH, representing 6.7% of their aggregate shareholding in trivago GmbH, to travel B.V. in a capital increase in exchange for newly issued Class A shares of travel B.V., which were converted into Class A shares of trivago N.V. As a result of these contributions, 96.3% of the share capital and 99.6% of the voting power in travel B.V. was held by Expedia and 3.7% of the share capital and 0.4% of the voting power in travel B.V. was held by the Founders, whereas 66.0% of the voting power in trivago GmbH was held by travel B.V. and 34.0% of the voting power in trivago GmbH was held by the Founders.
ADSs representing the Class A shares of the Founders in trivago N.V. were subsequently sold in the IPO and additional 20,826,606 ADSs (base offering and full exercise of over-allotment option) representing newly issued Class A shares in trivago N.V. were issued. Following the closing of the IPO, a substantial portion of the net proceeds to trivago N.V. from the offering of the newly issued Class A shares in trivago N.V. were transferred to trivago GmbH in exchange for units that were newly issued by trivago GmbH, which we refer to as the capital increase. The number of new shares of trivago GmbH to be subscribed for was the equivalent of the number of ADSs representing newly issued Class A shares by trivago N.V. in the offering, divided by the so called IPO Exchange Ratio of 8,510.66824, rounded to the nearest whole unit. In addition, the underwriters exercised their option to purchase 1,200,002 ADSs from the selling shareholders (which the selling shareholders received in exchange for the contribution of 141 units of trivago GmbH) at the public offering price. After the capital increase and full exercise by the underwriters, 68.3% of the voting power in trivago GmbH is held by trivago N.V. and 31.7% of the voting power in trivago GmbH is held by the Founders.
As of December 31, 2016, Expedia’s ownership interest and voting interest in trivago N.V. was 87.4% and 98.6%, respectively. Assuming the share capital increase of trivago GmbH that became effective on February 8, 2017 had been effective at that time, Expedia’s indirect ownership interest and voting interest in trivago GmbH was 59.7% and 64.7%, respectively.
Post-IPO corporate reorganization
Each of trivago GmbH and each of the Founders has submitted a request for a tax ruling from the German tax authorities in connection with a plan to simplify our corporate structure. The tax ruling request of the company requests a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA – Umwandlungssteuergesetz) to the post-IPO merger (as defined below) and (ii) fulfillment of the specific requirements under sec. 11 par. 2 RTA, in particular, that the transferred assets will still be subject to German corporate income tax and that Germany is not precluded or limited in exercising its rights to tax any capital gains from the disposal of those assets at the level of trivago N.V. as a result of the post-IPO merger. The tax ruling request of each of the Founders requests a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA - Umwandlungssteuergesetz) to the post-IPO merger; and (ii) the fulfillment of the specific requirements under sec. 13 par. 2 RTA for a tax free exchange by the Founders of their shares; and (iii) certain other matters. We believe that the relevant governmental authorities typically issue rulings such as the one described above within two to four months after a request is submitted. There is no guarantee, however, that the rulings [to be] requested by trivago GmbH and the Founders will be issued within this time (or at all), and such a ruling may take considerably longer. If we and each of the Founders receive positive tax rulings (and/or certain other conditions are met, as described more fully in the IPO Structuring Agreement, we intend to consummate a transaction pursuant to which trivago GmbH will be merged with and into trivago N.V., which we refer to as the post-IPO merger, and the Founders will effectively exchange all of their units of trivago GmbH for Class B shares of trivago N.V. The following chart depicts our corporate structure if we are able to complete the post-IPO merger:

If trivago GmbH or any of the Founders does not receive a favorable ruling from the German tax authorities with respect to the matters described above, or if trivago GmbH or any of the Founders does not receive a ruling within twelve months of the consummation of the IPO, which occurred on December 21, 2016, (and in each case, certain other conditions are not met, as described more fully in the IPO Structuring Agreement), trivago GmbH will not consummate the post-IPO merger. After such time, the Founders will have a right to exchange their shares in trivago GmbH for our Class A shares or Class B shares at the exchange ratio of 8,510.66824, subject to certain adjustments for splits and similar transactions. If the post-IPO merger is not consummated, trivago GmbH will change its legal form first into a German stock corporation (Aktiengesellschaft) and then into a European public limited liability company (Societas Europaea), which we refer to as the SE structure. We refer to the company following implementation of the SE structure as trivago SE. Upon completion of the SE structure, the ownership of trivago GmbH/SE will be as follows:

If the SE structure is implemented, we will remain a holding company, the Founders will own the remaining shares of trivago SE and will continue to have the right to exchange their shares of trivago SE for our Class A shares or Class B shares at the exchange ratio of 8,510.66824, subject to certain adjustments for splits and similar transactions. See “Item 7 Major Shareholders and Related Party Transactions —IPO Structuring Agreement” and “Item 3 D. Risk Factors—Tax risks related to the corporate reorganization.” We refer to the post-IPO merger and the SE structure, collectively, as the post-IPO corporate reorganization. Although we expect to complete the post-IPO corporate reorganization as soon as practicable, Expedia and the Founders have agreed to determine within twelve months of the consummation of the IPO, which occurred on December 21, 2016, how to proceed with the post-IPO corporate reorganization, whether or not tax rulings are received, and expect to implement any decision within four months after making such determination. Whether we are able to implement the post-IPO corporate reorganization within four months after such determination depends on how quickly we are able to submit necessary filings to government authorities, have such filings registered by such authorities and, if applicable, conclude discussions with employees regarding their supervisory board participation rights in our German subsidiary under German law. Even if favorable tax rulings are received, Expedia and the Founders may choose to consummate the SE structure rather than the post-IPO merger. We will issue a press release as soon as practicable after the time of such determination to announce the finalization of our post-IPO corporate reorganization.

D.	Property, Plant and Equipment
Our corporate headquarters are located in Düsseldorf, Germany where we lease office space of 17,761 square meters, in the aggregate, under separate lease agreements expiring between May 2018 and December 2019.
On July 23, 2015, we entered into a lease agreement for 26,107 square meters of office space at another location in Düsseldorf, Germany for a ten-year fixed term commencing upon finalization of the construction of the facilities. We intend to relocate our corporate headquarters to such facilities in 2018 when construction is expected to be completed.

Item 4A	Unresolved Staff Comments
Not applicable.

Item 5	Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Item 3 A. Key Information—Selected Financial Data” of this annual report and our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report.

A.	Operating Results
Overview
Our total revenue for the years ended December 31, 2014, 2015 and 2016 was €309.3 million, €493.1 million and €754.2 million, respectively, representing an increase of 59% from 2014 to 2015 and 53% from 2015 to 2016. Our referral revenue for the years ended December 31, 2014, 2015 and 2016 was €309.2 million, €490.2 million and €745.8 million, respectively. Referral revenue has grown by 52% year-over-year from 2015 to 2016. Our Americas and Rest of World segments were the main contributors to that growth, with year-over-year increases of 67% and 88%, respectively, from 2015 to 2016. Developed Europe also accelerated its year-over-year growth from 23% from 2014 to 2015 to 34% from 2015 to 2016, despite that it is the most mature out of the three segments. Developed Europe and Americas were the main contributors to an improved ROAS, which we believe indicates an increase in user loyalty in those segments.
Our net losses for the years ended December 31, 2014, 2015 and 2016 was €23.1 million, €39.4 million and €51.4 million, respectively, representing an increase of 71% from 2014 to 2015 and 30% from 2015 to 2016.

Adjusted EBITDA for the years ended December 31, 2014, 2015 and 2016 amounted to €3.5 million, €(1.1) million and €28.2 million respectively. This implies an Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by Revenue) of 1.1%, (0.2)% and 3.7% respectively.
Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our referral revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, although such subscription fees do not represent a significant portion of our revenue.
Key metrics we use to monitor our revenue include return on advertising spend, or ROAS, the number of qualified referrals we make and the revenue we earn for each qualified referral, or RPQR.
Return on advertising spend
We track the ratio of our referral revenue to our advertising expenses, or return on advertising spend. We believe that ROAS is an indicator of the effectiveness of our advertising. Our ROAS was 114%, 113% and 120% for the years ended December 31, 2014, 2015 and 2016, respectively. Our ROAS in the Americas, Developed Europe and the Rest of World was 90%, 130% and 92% for the year ended December 31, 2014, respectively, as compared to 102%, 133% and 87% for the year ended December 31, 2015, respectively, and compared to 118%, 136% and 90% for the year ended December 31, 2016, respectively. We believe the development of our ROAS among the reportable segments is primarily related to the different stages of development of our markets. For example, in Developed Europe, where we have operated the longest on average, we have experienced the highest average ROAS. Our ROAS in the Rest of World segment, where we have the lowest average ROAS, is also impacted significantly by the number of markets in the segment, including markets that we have recently entered and thus require significant advertising spend to reach scale. Over time, as our markets continue to develop, we believe that we will experience further increases in the efficiency of our advertising spend and thus improvements in our average ROAS. Given that advertising expenses are the significant majority of our operating expenses, we believe this will have a direct impact on our adjusted EBITDA and operating margins.
Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
Our ROAS by reportable segment for the years ended December 31, 2014, 2015 and 2016 was as follows:

	Year ended December 31,
(unaudited)	2014	2015	2016
Americas	90%	102%	118%
Developed Europe	130%	133%	136%
Rest of World	92%	87%	90%
Qualified referrals
We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.
Since a visitor may generate several referrals in a day, but typically intends to only make one booking on a given day, we track and monitor the number of qualified referrals from our platform. We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral. While we charge advertisers for every referral, we believe that the qualified referral metric is a helpful proxy for the number of unique visitors to our site with booking intent, which is the type of visitor our advertisers are interested in and which we believe supports bidding levels in our marketplace. We had 215.5 million, 334.6 million and 535.3 million qualified referrals for the years ended December 31, 2014, 2015 and 2016, respectively.

We believe the primary factors that drive our qualified referral development are the number of visits to our websites and apps, the booking intent of our visitors, the number of available hotels on our hotel search platform, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the usability of our websites and apps and the degree of customization of our search results for each visitor. Ultimately, we aim to increase the number of qualified referrals we generate by focusing on making incremental improvements to each of these parameters. In addition to continuously seeking to expand our number of relationships with hotel advertisers, we partner with such hotels to improve content, and we constantly test and improve the features of our websites and apps to improve the user experience, including our interface, site usability and personalization for each visitor.
The following table sets forth the number of qualified referrals for our reportable segments for the periods indicated:

	Year ended December 31,
(in millions) (unaudited)	2014	2015	2016
Americas	41.6	87.1	149.1
Developed Europe	150.0	183.7	255.4
Rest of World	23.9	63.8	130.8
Total	215.5	334.6	535.3
Revenue per qualified referral (RPQR)
We use average revenue per qualified referral, or RPQR, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:
RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / qualified referrals
RPQR is determined by the bids our advertisers submit on our marketplace. The bidding behavior of our advertisers is influenced by the rate at which our qualified referrals result in bookings on the advertisers’ sites, or booking conversion, and the amount our advertisers obtain from qualified referrals as a result of hotels booked on their sites, or booking value, and the degree to which advertisers are willing to share the overall booking value, or revenue share. We estimate booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace, and the consequent value generated from a referral, to determine the amount they are willing to bid. Generally, the higher the potential value generated by a qualified referral and the more competitive the bidding, the more an advertiser is willing to bid for its advertisement. In early 2015, we changed our marketplace mechanics by introducing hotel-level CPC bidding. The change provides more flexible pricing options that allow advertisers to determine their CPCs for each hotel, rather than choosing from a pre-determined selection of possible CPCs for each hotel. Our current mechanism gives our advertisers the flexibility to optimize their bidding strategy, which we believe leads to a more efficient marketplace.
RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize our users. For the years ended December 31, 2014, 2015 and 2016, RPQR was €1.43, €1.46 and €1.39, respectively.

We use RPQR to help us detect and analyze changes in market dynamics. Each of our segments is impacted by segment specific dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated (based on referral revenue):

	Year ended December 31,			% Change
RPQR (unaudited)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Americas	€1.76	€1.97	€1.92	11.9%	(2.5)%
Developed Europe	1.40	1.41	1.37	0.7%	(2.8)%
Rest of World	1.07	0.92	0.85	(14.0)%	(7.6)%
Total	€1.43	€1.46	€1.39	2.1%	(4.8)%
The following tables set forth the percentage change period-on-period in each of the components of RPQR for our reportable segments for the periods indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

	Year ended December 31,	Year ended December 31,
% increase (decrease) in RPR (unaudited)	2015 vs 2014	2016 vs 2015
Americas	13.0%	7.7%
Developed Europe	8.3%	6.8%
Rest of World	(9.4)%	3.6%
Total	8.6%	6.5%

	Year ended December 31,	Year ended December 31,
% increase (decrease) in number of referrals (unaudited)	2015 vs 2014	2016 vs 2015
Americas	107.5%	54.6%
Developed Europe	14.0%	23.5%
Rest of World	153.3%	82.3%
Total	46.0%	42.7%

	Year ended December 31,	Year ended December 31,
% increase (decrease) in qualified referrals (unaudited)	2015 vs 2014	2016 vs 2015
Americas	109.6%	71.2%
Developed Europe	22.5%	39.0%
Rest of World	166.7%	104.9%
Total	55.3%	60.0%

	Year ended December 31,	Year ended December 31,
% increase (decrease) in click-out rate referrals (unaudited)	2015 vs 2014	2016 vs 2015
Americas	(1.0)%	(9.7)%
Developed Europe	(6.9)%	(11.1)%
Rest of World	(5.0)%	(11.0)%
Total	(6.0)%	(10.8)%
Key factors of our growth

Key factors of our growth
Our revenue increased 53% for the year ended December 31, 2016 over 2015 and 59% for the year ended December 31, 2015 over 2014. The key factors affecting our growth include the following:
Advertising expense
For the years ended December 31, 2014, 2015 and 2016, we spent €271.4 million, €432.2 million and €623.5 million on advertising, respectively, representing 87.7%, 87.6% and 82.7% of our total revenue for such periods. We believe that increasing brand awareness creates self-reinforcing value by resulting in a greater number of visits to our platform and referrals to our advertisers that encourage more OTAs and hotels to advertise their supply in our search results, which in turn makes our services more useful to users, further increasing the number of visits to our websites and apps and referrals to our advertisers. We believe that these investments contributed significantly to our revenue growth historically, although we expect deceleration in revenue growth rates in our more mature markets as our share in those markets increases and further advances in brand awareness become increasingly difficult and expensive to achieve. Increasing brand awareness and usage of our platform are important parts of our growth strategy, and at this time we expect to continue to invest in marketing at or in excess of current spend for the foreseeable future.
Global penetration
Our referral revenues from the Americas, Developed Europe and the Rest of World were 34.9%, 52.6% and 11.9% of our total revenue, respectively, for the year ended December 31, 2015 and were 38.0%, 46.3% and 14.7% of our total revenue, respectively, for the year ended December 31, 2016. We believe the relative growth in revenue across our reportable segments is primarily related to the different stages of development of our markets. We typically expect to have higher growth rates in newer markets than in markets where we have operated for a long time. We generate the most revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest brand awareness but relatively moderate growth. We expect our revenue in the Americas and the Rest of World to increase at a faster rate than revenue from the Developed Europe markets. We are focused on complementing our broad global footprint as we believe that global reach is important to our business. We continue to improve the localization of our websites and apps for each market in an effort to augment the user experience and to grow our user base globally. We invest heavily in marketing campaigns across our markets.

Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In June 2016, our revenue from mobile websites and apps exceeded our revenue from our desktop websites for the first time, which is consistent with an expected longer term shift towards mobile.
Visitors to our hotel search platform via mobile phone and tablet generally result in bookings for our advertisers at a lower rate than visitors to our platform via desktop. We believe this is due to a general difference in the usage patterns of mobile phones and tablets. We believe many visitors use mobile phones and tablets as part of their hotel search process, but prefer finalizing hotel selections and completing their bookings on desktop websites. This may be due in part to users generally finding the booking completion processes, including entering payment information, somewhat easier or more secure on a desktop than on a mobile device. We believe that over time and as more travelers become accustomed to mobile transactions, this sentiment may shift.
We have historically had, and currently have, a single bidding price structure for referrals from both desktop and mobile. We may choose to adopt a differentiated pricing model between mobile and desktop applications, which would likely lead to an increase in desktop revenue share, as the pricing for desktop applications would increase due to higher conversion rates, while the pricing for apps on mobile and tablets would likely decrease. We do not expect this to have a material impact on revenues, as long as there are sufficient active participants on both desktop and mobile to ensure our marketplace functions effectively, as we believe that the current bids advertisers place on our CPC-based bidding system reflect the overall efficacy of the combined desktop and mobile prices they receive.
We believe mobile websites and apps will continue to gain popularity, and we expect to continue to commit resources to improve the features, functionality and conversion rates of our mobile websites and apps.
Advertiser diversification and direct relationships with hotels
We generate most of our revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 32%, 39% and 36% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively. The Priceline Group and its affiliated brands, Booking.com and Agoda, accounted for 28%, 27% and 43% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively. We believe that our business success in the long term will be enhanced by diversification among our advertisers, in particular by means of expanding our direct relationships with independent hotels and hotel chains and continuing to act as a platform that enables travelers to book at the lowest rate regardless of whether hotel rooms are offered by smaller and local OTAs or independent hotels or by the leading international brands.
Advertiser diversification allows us to improve the user experience by expanding the depth of our hotel offerings to facilitate price transparency as well as to improve the content quality, availability and usability of our advertisers’ offers, thereby increasing the value our users derive from our websites and apps. For example, some independent hotels and smaller hotel chains rely exclusively on their own websites and/or an OTA to distribute their offerings. Our engagement with such advertisers permits us to display an offer on behalf of that advertiser directly, making the offer accessible to our users, or increasing the number of offers if an accommodation was previously only available through an OTA. Direct engagement also permits an advertiser to have more control of the content and placement of its offer, since we are able to offer tools and assistance to optimize content and offer strategy on our marketplace. In addition, we recently began offering a booking engine product for our direct hotel relationships in order to make it easier for our users to book an accommodation online for an advertiser that did not otherwise have an online booking engine available.
We believe advertiser diversification could become more important if additional consolidation within the travel content marketplace occurs, as this could reduce the number of offers we have available on our platform for each hotel, which could, in certain geographies, cause our services to become less valuable to users. Correspondingly, with fewer bids for offers from a consolidated group of advertisers, our revenue per referral could decrease. We believe that as a result of the number of marketplace participants and the competition among various brands within consolidated OTAs, the impact of consolidation in our most relevant markets has historically been limited. Such markets have historically been sufficiently liquid to sustain competitive bid levels, such that if the top bidder leaves the platform, the next highest bidder moves into position to at least partially sustain our revenue. In less liquid geographies or if consolidation dynamics were to change, our initiative to connect hotels directly to our platform may mitigate, at least in part, a potential decrease in OTA marketplace participants. As of December 31, 2016, we had direct relationships with over 240,000 hotels, representing over 15% of the total number of hotels advertised on trivago.

Results of Operations
Comparison of the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,			% Change
(in thousands)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Consolidated statement of operations:
Revenue	€209,137	€298,842	€485,942	42.9%	62.6%
Revenue from related party	100,195	194,241	268,227	93.9%	38.1%
Total revenue	309,332	493,083	754,169	59.4%	52.9%

Costs and expenses:
Costs of revenue, including related party, excluding amortization	1,443	2,946	4,273	104.2%	45.0%
Selling and marketing	286,234	461,219	674,729	61.1%	46.3%
Technology and content	15,388	28,693	51,658	86.5%	80.0%
General and administrative, including related party	6,536	18,065	54,097	176.4%	199.5%
Amortization of intangible assets	30,025	30,030	13,857	—%	(53.9)%
Operating income (loss)	(30,294)	(47,870)	(44,445)	(58.0)%	7.2%
Other income (expense):
Interest expense	(11)	(147)	(137)	n.m.	6.8%
Other, net	(1,435)	(2,667)	(139)	(85.9)%	94.8%
Total other income (expense), net	(1,446)	(2,814)	(276)	(94.6)%	90.2%
Income (loss) before income taxes	(31,740)	(50,684)	(44,721)	(59.7)%	11.8%
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670	(30.9)%	158.9%
Net loss	(23,096)	(39,366)	(51,391)	(70.4)%	(30.5)%
Net loss attributable to noncontrolling interests	—	239	710	n.m.	197.1%
Net loss attributable to trivago N.V.	€(23,096)	€(39,127)	€(50,681)	(69.4)%	(29.5)%

	Year ended December 31,
	2014	2015	2016
Consolidated statement of operations as a percent of revenue:
Revenue	67.6%	60.6%	64.4%
Revenue from related party	32.4%	39.4%	35.6%
Total revenue	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenue, including related party, excluding amortization	0.5%	0.6%	0.6%
Selling and marketing	92.6%	93.6%	89.5%
Technology and content	5.0%	5.8%	6.8%
General and administrative, including related party	2.1%	3.7%	7.2%
Amortization of intangible assets	9.7%	6.1%	1.8%
Operating income (loss)	(9.8)%	(9.7)%	(5.9)%
Other income (expense):
Interest expense	—%	—%	—%
Other, net	(0.5)%	(0.5)%	—%
Total other income (expense), net	(0.5)%	(0.5)%	—%
Income (loss) before income taxes	(10.2)%	(10.3)%	(5.9)%
Expense (benefit) for income taxes	(2.8)%	(2.3)%	0.9%
Net income (loss)	(7.5)%	(8.0)%	(6.8)%
Net (income) loss attributable to non-controlling interests	—%	0.1%	0.1%
Net loss attributable to trivago N.V.	(7.5)%	(7.9)%	(6.7)%
Revenue
Total revenue for year ended December 31, 2016 was €754.2 million, representing an increase of €261.1 million, or 53.0%, compared to the year ended December 31, 2015. Revenue from related parties for the year ended December 31, 2016 increased by €74.0 million, or 38.1%, compared to 2016, while revenue from third parties increased 62.6% for the same period. We believe the increase of revenue from third parties is due to higher bidding for advertising on our marketplace in 2016 compared to 2015 by third parties vs the Expedia group of companies, in the aggregate.
Total revenue for year ended December 31, 2015 was €493.1 million, representing an increase of €183.8 million, or 59.4%, compared to the year ended December 31, 2014. Revenue from related parties for the year ended December 31, 2015 increased by €94.0 million, or 93.8%, compared to 2014, while revenue from third parties increased 42.9% for the same period. We believe the increase of revenue from related party is due is due to higher bidding for advertising on our marketplace in 2015 compared to 2014 by the Expedia group of companies, in the aggregate.
Our total revenue in the year ended December 31, 2016 consisted of referral revenue of €745.8 million and other revenue of €8.3 million. Our total revenue in the year ended December 31, 2015 consisted of referral revenue of €490.2 million and other revenue of €2.8 million. Our total revenue in the year ended December 31, 2014 consisted of referral revenue of €309.2 million and other revenue of €0.2 million.
Referral revenue in the year ended December 31, 2016 increased by €255.6 million, or 52.1%, compared to 2015. This growth was primarily due to an increase of 60.0% in the number of qualified referrals in the year ended December 31, 2016 compared to 2015. During the same period, RPQR decreased by 4.8%.
Referral revenue in the year ended December 31, 2015 increased by €181.1 million, or 58.6%, compared to 2014. This growth was primarily due to an increase of 55.3% in the number of qualified referrals in the year ended

December 31, 2015 compared to 2014. During the same period, RPQR increased by 2.1%. The introduction of hotel-level CPC bidding in early 2015 led initially to higher RPQRs as hotels with a high booking value gained weight in the sorting. After recalibration of the sorting algorithm, the RPQR normalized in the second half of 2015. This led to an increase of the RPQR from 2014 to 2015 and a decrease from 2015 to 2016.
The breakdown of referral revenue by reportable segment is as follows:

	Year ended December 31,			% Change
(in millions)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Americas	€73.3	€171.9	€286.4	134.5%	66.6%
Developed Europe	210.2	259.6	348.9	23.5%	34.4%
Rest of World	€25.6	€58.8	€110.5	129.6%	87.9%

Referral revenue in the Americas in the year ended December 31, 2016 increased by €114.5 million, or 66.6%, compared to the year ended December 31, 2015. This growth was primarily due to an increase of 71.2% in the number of qualified referrals in the year ended December 31, 2016 compared to the year ended December 31, 2015. This growth was significantly impacted by growth in the United States, where we focused our marketing activities to further develop our visibility with advertisers and travelers. During the same period, RPQR in the Americas decreased by €0.05, or 2.5%, compared to 2015 even though RPR for the period increased by 7.7%. This was due to a decrease in the click-out rate of the period of (9.7)%, a consequence of our product optimization, which typically leads to fewer referrals per qualified referrals.
Referral revenue in the Americas in the year ended December 31, 2015 increased by €98.6 million, or 134.5%, compared to the year ended December 31, 2014. This growth was primarily due to an increase of 109.6% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period, RPQR in the Americas increased by €0.21, or 11.9%, compared to 2014. This increase was primarily driven by a 13.0% increase in RPR as the click-out rate decreased by only 1.0% for the period.
Referral revenue for Developed Europe in the year ended December 31, 2016 increased by €89.3 million, or 34.4%, compared to the year ended December 31, 2015. This growth was primarily due to an increase of 39.0% in the number of qualified referrals in the year ended December 31, 2016 compared to 2015. During the same period, RPQR in Developed Europe decreased by €0.04, or 2.8%, even though RPR increased by 6.8% for the period due to a reduction in the click-out rate for the period by (11.1)%.
Referral revenue for Developed Europe in the year ended December 31, 2015 increased by €49.3 million, or 23.5%, compared to the year ended December 31, 2014. This growth was primarily due to an increase of 22.5% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period, RPQR in Developed Europe increased by €0.01, or 0.8%, and the RPR for the period increased by 8.3%. The increase in RPR was almost completely offset by a decrease in the click-out rate of 6.9% for the period, which we believe is a result of our product optimization.
Referral revenue for the Rest of World in the year ended December 31, 2016 increased by €51.7 million, or 87.9%, compared to the year ended December 31, 2015. This growth was primarily due to increase of 104.9% in the number of qualified referrals in the year ended December 31, 2016 compared to the year ended December 31, 2015. During the same period, RPQR in the Rest of World decreased by €0.07, or 7.6% even though RPR increased by 3.6% for the period due to a reduction in the click-out rate for the period by (11.0)%. Increased marketing in newer regions in our Rest of World segment, particularly in Japan, had a significant impact on our revenue growth in the segment for the year ended December 31, 2016 compared to the year ended December 31, 2015.
Referral revenue for the Rest of World in the year ended December 31, 2015 increased by €33.2 million, or 129.6%, compared to the year ended December 31, 2014. This growth was primarily due to an increase of 166.7% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period,

RPQR in the Rest of World decreased by €0.15, or 13.9%, which was primarily driven by a decrease in RPR of 9.4% and a decrease in the click-out rate of 5.0% for the period.
Cost of Revenue and Expenses
Costs of revenue, including related party
Our cost of revenue consists primarily of our data center costs, salaries and share compensation for our data center operations staff and our customer service team. Costs of revenue, including from related party, was €1.4 million, €2.9 million and €4.3 million for the years ended December 2014, 2015 and 2016, respectively. Cost of revenue for the year ended December 31, 2016 increased by €1.4 million or 48.3% due to a €1.2 million increase in depreciation and maintenance of servers and a €0.2 million increase in personnel-related costs. The increase in personnel-related costs was primarily driven by increases in share-based compensation expense of €0.5 million due to fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods. See Note 9 - Share based awards and other equity instruments in the notes to our consolidated financial statements. The €0.5 million increase was partially offset by a €0.3 million decrease of other personnel-related costs due to a decrease in headcount from 39 employees as of December 31, 2015 to 26 employees as of December 31, 2016 due to reallocation of certain IT employees to G&A. Cost of revenue for the year ended December 31, 2015 increased by €1.5 million or 107.1% due to a €1.0 million increase in personnel-related costs primarily driven by increases in share-based compensation expense of €0.2 million, and headcount from 10 employees as of December 31, 2014 to 39 employees as of December 31, 2015, respectively, and a €0.5 million increase in depreciation and maintenance of servers.
Selling and marketing
Selling and marketing consists of all selling and marketing related costs and is divided into advertising expense and other expenses.
Advertising expense consists of fees that we pay for our various marketing channels like TV, out-of-home advertising, radio, search engine marketing, search engine optimization, display and affiliate marketing, email marketing, online video, app marketing and content marketing.
Other selling and marketing expenses include research costs, production costs for our TV spots and other marketing material, as well as salaries and share-based compensation for our marketing, sales, hotel relations and country development teams.

	Year ended December 31,			% Change
(in millions)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Advertising expense	€271.4	€432.2	€623.5	59.2%	44.3%
% of total revenue	87.7%	87.6%	82.7%
Other selling and marketing	13.8	25.7	40.3	86.2%	56.8%
% of total revenue	4.5%	5.2%	5.3%
Share-based compensation	1.1	3.4	10.9	209.1%	220.6%
% of total revenue	0.4%	0.7%	1.4%
Total selling and marketing expense	€286.3	€461.3	€674.7	61.1%	46.3%
% of total revenue	92.6%	93.6%	89.5%
Selling and marketing expenses for the year ended December 31, 2016 increased by €213.4 million, or 46.3%, compared to the year ended December 31, 2015, as we continue to invest in performance marketing and other advertising to increase our brand awareness in each of our three operating segments, the Americas, Developed Europe and the Rest of World.
Other selling and marketing expenses for the year ended December 31, 2016 increased €14.6 million, or 56.8%, compared to the year ended December 31, 2015 primarily due to an increase in headcount from 433 employees as of December 31, 2015 to 521 employees as of December 31, 2016.
Share-based compensation expense increased €7.5 million, or 220.6%, in the year ended December 31, 2016 compared to the year ended December 31, 2015, which was primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods.
Selling and marketing expenses for the year ended December 31, 2015 increased by €175.0 million, or 61.1%, compared to the year ended December 31, 2014, primarily driven by an increase in marketing activities across all markets. Other selling and marketing expenses for the year ended December 31, 2015 increased €11.9 million, or 86.2%, compared to the year ended December 31, 2014 due to higher personnel expenses primarily driven by increased headcount from 276 employees as of December 31, 2014 to 433 employees as of December 31, 2015. Share-based compensation expense increased €2.3 million, or 209.1%, in the year ended December 31, 2015 compared to the year ended December 31, 2014, which was primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, as this resulted in a change in the classification of certain awards from equity to liability accounting treatment.
Technology and content
Technology and content expense is principally comprised of technology development, product development and content personnel and overhead, depreciation and amortization of technology assets including hardware, purchased and internally developed software and other costs (primarily licensing and maintenance expense).

	Year Ended December 31,			% Change
(€ in millions)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Personnel	€9.9	€17.0	€24.0	71.7%	41.2%
Share-based compensation, net of capitalized internal use software and website development costs	1.2	4.5	15.8	275.0%	251.1%
Depreciation of technology assets	0.7	1.4	3.9	100.0%	178.6%
Other	3.6	5.8	8.0	61.1%	37.9%
Total technology and content	€15.4	€28.7	€51.7	86.4%	80.1%
% of total revenue	5.0%	5.8%	6.9%
Technology and content expense for the year ended December 31, 2016 increased by €23.0 million, or 80.1%, compared to the year ended December 31, 2015, primarily due to an increase of €11.3 million, or 251.1% in share-based compensation expense driven by fluctuations in fair value accounting treatment of liability-classified awards granted in prior periods, and an increase in personnel costs of €7.0 million, or 41.2% to support key technology projects primarily for our corporate technology function which resulted in an increase in headcount from 381 employees as of December 31, 2015 to 499 employees as of December 31, 2016. In addition, depreciation of technology assets increased by €2.5 million, or 178.6%, and other costs increased by €2.2 million, or 37.9%. The increase of other costs for the year ended December 31, 2016 was due to increase in content costs of €1.1 million, third party website content costs of €0.6 million, €0.3 million rent expense and higher overhead costs due to increased headcount of €0.2 million.
Technology and content expense for the year ended December 31, 2015 increased by €13.3 million, or 86.4%, compared to the year ended December 31, 2014, primarily due to increased personnel costs of €7.1 million to support key technology projects primarily for our corporate technology function, which resulted in an increase in headcount from 274 employees as of December 31, 2014 to 381 employees as of December 31, 2015. Share-based compensation expense increased €3.3 million, or 275.0%, in the year ended December 31, 2015 compared to the year ended December 31, 2014, which was primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, as this resulted in a change in the classification of certain awards from equity to liability accounting treatment. The increase of other costs for the year ended December 31, 2015 was due to increases in website content costs of €0.8 million, third-party research fees of €0.5 million and rent expense of €1.4 million, partially offset by a decrease in third-party website development costs of €0.5 million.
General and administrative
General and administrative expense consists primarily of personnel-related costs, including those of our executive leadership, finance, legal and human resource functions, shared services costs calculated and allocated by Expedia to us, and professional fees for external services including legal, tax and accounting, and other costs including rent, depreciation and other overhead costs.

	Year ended December 31,			% Change
(€ in millions)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Personnel	€3.0	€5.4	€9.8	80.0%	81.5%
Share-based compensation	0.1	6.0	26.3	n.m.	338.3%
Related party shared services allocation	1.5	2.8	4.2	86.7%	50.0%
Professional fees and other	1.9	3.9	13.8	105.3%	253.8%
Total general and administrative	€6.5	€18.1	€54.1	178.5%	198.9%
% of revenue	2.1%	3.7%	7.2%

General and administrative expense for the year ended December 31, 2016 increased by €36.0 million, or 198.9%, compared to the year ended December 31, 2015, primarily due to an increase of €20.3 million of share-based compensation expense primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods. Professional fees and other for the year ended December 31, 2016 increased by €9.9 million, or 253.8% compared to the year ended December 31, 2015, a significant portion of which was due to an increase of €5.1 million in professional fees incurred primarily in conjunction with the preparation of the Registration Statement filed with the SEC on December 5, 2016 as part of our IPO, including consolidated U.S. GAAP financial statements and related audits. Other factors contributing to the increase included an increase in bad debt expense of €2.0 million, higher overhead costs due to increased headcount of €1.4 million, rent expense associated with the build-to-suit lease for our new corporate headquarters of €0.9 million and increased rent of €0.5 million. Personnel costs for the year ended December 31, 2016 increased by €4.4 million, or 81.5%, compared to the year ended December 31, 2015, primarily driven by an increase in headcount from 121 employees as of December 31, 2015 to 187 employees as of December 31, 2016. Further, we incurred increased related party shared service costs of €1.4 million, or 50.0% primarily attributable to an increase in legal, tax, treasury, audit and corporate reorganization costs performed by Expedia on our behalf of €0.8 million and an increase in IPO and corporate reorganization costs of €0.6 million pushed down by Expedia.

General and administrative expense for the year ended December 31, 2015 increased by €11.6 million, or 178.5%, compared to the year ended December 31, 2014, primarily due to increased share-based compensation expense of €5.9 million, which was primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, as this resulted in a change in the classification of certain awards from equity to liability accounting treatment. Personnel costs for the year ended December 31, 2015 increased by €2.4 million, or 80.0%, compared to the year ended December 31, 2014, primarily driven by an increase in headcount from 62 employees as of December 31, 2014 to 121 employees as of December 31, 2015. Professional fees and other for the year ended December 31, 2015 increased by €2.0 million, or 105.3% compared to the year ended December 31, 2014, primarily as a result of increased rent of €0.3 million, ground rent expense associated with the build-to-suit lease of €0.9 million and costs associated with the 2015 acquisitions of €0.3 million. For additional information regarding our build-to-suit lease, see Note 2—Significant accounting policies in the notes to our consolidated financial statements. Increased shared services costs allocated to us by Expedia of €1.3 million, or 86.7% for the year ended December 31, 2015 compared to the year ended December 31, 2014 were primarily driven by an increase in costs related to services provided by third parties in connection with our acquisitions during 2015.
Amortization of intangible assets
Amortization of intangible assets was €13.9 million in the year ended December 31, 2016 and €30.0 million in each of the years ended December 31, 2014 and 2015. The decrease is due to certain technology assets being fully amortized during the first quarter of 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia upon the acquisition of a majority stake in trivago GmbH in 2013. The financial statements reflect Expedia’s basis of accounting due to this change in control in 2013.
Operating loss
Our operating loss was €44.4 million for the year ended December 31, 2016 compared to an operating loss of €47.9 million for the year ended December 31, 2015. The operating loss decreased primarily due to higher growth in revenue combined with a lower amortization of intangible assets, partially offset by increased costs and expenses, particularly relating to share-based compensation primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods.
Our operating loss was €47.9 million for the year ended December 31, 2015 compared to an operating loss of €30.3 million for the year ended December 31, 2014. The increased operating loss is primarily due to an increase of €11.7 million in share-based compensation expense in 2015 compared to 2014 primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, which resulted in a change in the classification of certain awards from equity to liability accounting treatment, as well as an increase in selling and marketing expense in excess of revenue growth.
Interest expense
Interest expense remained consistent at €0.1 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. Interest expense increased by €0.1 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to the interest paid on borrowings.
Other, net
Other, net is primarily comprised of foreign exchange losses of €1.6 million, €1.0 million and €0 million for the years ended December 31, 2014, 2015 and 2016, respectively, as well as other expenses of €0.2 million for the year ended December 31, 2016 and a reversal of an indemnification asset related to an uncertain tax position and related interest of €1.7 million for the year ended December 31, 2015.

Expense (benefit) for income taxes

	Year ended December 31,			% Change
(€ in millions)	2014	2015	2016	2015 vs 2014	2016 vs 2015
Expense (benefit) for income taxes	€(8.6)	€(11.3)	€6.7	(31.4)%	159.3%
Effective tax rate	27.2%	22.3%	(14.9)%
Our effective tax rate was 27.2% in 2014, 22.3% in 2015 and (14.9)% in 2016. This is mainly due to non-deductible share-based compensation of (pre-tax) €2.4 million in 2014, €14.1 million in 2015 and €53.7 million in 2016. Furthermore, corporate costs were pushed down from Expedia of (pre-tax) €1.5 million for 2014, €2.8 million for 2015 and €4.2 million for 2016, which are non-deductible for tax purposes. Other differences relate to one-off items during the year. In 2015, €520 thousand of the total €852 thousand was related to the non-tax deductible expense for the release of a contingent asset at the level of trivago GmbH. In 2016, €1.9 million is related to tax losses of the current year for which no deferred tax asset was recognized (valuation allowance).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, hotel searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the fourth quarter of the year as we typically expect to advertise less in the fourth quarter due to relatively higher cost of advertising in the period. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

Quantitative and Qualitative Disclosures about Market Risk
Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates and market prices. Our exposure to market risk includes our credit facility, cash, accounts receivable, intercompany receivables, investments and accounts payable. We manage our exposure to these risks through established policies and procedures. Our objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.
Interest rate risk
Because the interest rate on our credit facility is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any advances under our credit facility. As of December 31, 2016, we had no amounts outstanding under our credit facility, as of December 31, 2015, we had €20.0 million outstanding, and as of December 31, 2014, we had no amounts outstanding. Expedia currently guarantees our credit facility. If Expedia does not continue to guarantee our credit in the future, our borrowing costs could increase.
We did not experience any significant impact from changes in interest rates for the years ended December 31, 2014, 2015 or 2016.

Foreign exchange risk
We conduct business in many countries throughout the world. Because we operate in markets globally, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign exchange rates. Our primary exposure to foreign currency risk relates to transacting in foreign currency and recording the activity in euros. Changes in exchange rates between the functional currency of our consolidated entities and these other currencies will result in transaction gains or losses, which we recognize in our consolidated statements of operations. Our foreign exchange risk relates primarily to the exchange rate between the U.S. dollar and the euro. A meaningful portion of our revenue is generated in U.S. dollars, while our expenses, other than our advertising expenses denominated in U.S. dollars, are primarily incurred in euros.
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were all to weaken by 10% against the euro and other currencies in which we hold net liability balances were all to strengthen by 10% against the euro, we would recognize foreign exchange losses of €0.4 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable, and accounts payable balances as of December 31, 2016. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.

During the years ended December 31, 2014, 2015 and 2016, we recorded net foreign exchange rate gains (losses) of €(1.6) million, €(1.0) million and €0.02 million, respectively.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia and affiliates represent 32%, 39% and 36% of our revenue for the years ended December 31, 2014, 2015 and 2016, respectively, and 31%, 55% and 31% of total accounts receivable as of December 31, 2014, 2015 and 2016, respectively. Priceline.com and its affiliates represent 28%, 27% and 43% of our revenue for the years ended December 31, 2014, 2015 and 2016, respectively, and 27%, 21% and 48% of total accounts receivable as of December 31, 2014, 2015 and 2016, respectively.

Critical Accounting Policies and Estimates
Our Operating and Financial Review is based on our consolidated financial statements and accompanying notes, which we have prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; recoverability of current and long-lived assets, intangible assets and goodwill; income; loss contingencies; redeemable non-controlling interests; acquisition purchase price allocations; and share-based compensation. There have been no material adjustments to prior period estimates for any of the periods included in this annual report.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
See Note 2—Significant accounting policies, in the notes to our consolidated financial statements appearing elsewhere in this annual report for a description of all of our significant accounting policies. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.
Revenue recognition
We recognize revenue from services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.
Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, a portion of our revenue is generated through subscription-based services earned through trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period with deferred revenue recognized upon receipt of payment in advance of revenue recognition.
Leases
We lease office space in several countries under non-cancelable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.
We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease.
In July 2015, we entered into a lease for new corporate headquarters with 26,107 square meters of office space. Pursuant to the lease, the Landlord will build this office building in Düsseldorf, Germany. As a result of our involvement in the construction project and our responsibility for paying a portion of the costs of normal finish work and structural elements of the premises, the Company was deemed for accounting purposes to be the owner of the premises during the construction period pursuant to build-to-suit lease accounting guidance under ASC 840. Therefore, the Company recorded project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the Company has paid or incurred for normal tenant improvements and structural improvements had also been recorded as part of the construction-in-progress asset.
We have a lease that includes both building and land. We have bifurcated our lease payments pursuant to the premises into: a portion that is allocated to the building (a reduction to the financing obligation); and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December 31, 2015 and 2016, we have recorded €0.9 million and €1.7 million, respectively, of land rent expense in connection with this lease.

Recoverability of goodwill and indefinite-lived intangible assets
Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values as of the date of change in reporting units. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually in the fourth quarter of the year, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If so, we perform a quantitative assessment and compare the fair value of that reporting unit to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.
We generally base the measurement of fair value of our three reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our weighted average cost of capital, long-term rate of growth and profitability of our business. The market valuation approach indicates the fair value of the business based on a comparison of the reporting unit to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to the company’s total fair value.
In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to forgo the initial qualitative assessment and perform a quantitative analysis in our annual evaluation of indefinite-lived intangible assets.
Recoverability of intangible assets with definite lives and other long-lived assets
Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of generally less than seven years. We review the carrying value of long-lived assets or asset groups, including property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group’s carrying amount and its estimated fair value.

Income taxes
We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.
We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense.
Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations. For the years ended December 31, 2014, 2015 and 2016, our advertising expense was €271.4 million, €432.2 million and €623.5 million, respectively. As of December 31, 2014, 2015 and 2016, we had €4.5 million, €3.8 million and €3.4 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.
Share-based compensation
All share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by Expedia in 2013. There were no options granted subsequent to the IPO through the end of the year. The following methods were used to measure the fair value of these awards prior to the IPO and we will continue to amortize the fair value thereof as follows for all pre-IPO equity grants:
We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our Class A shares prior to the IPO, the expected share price volatility for our Class A shares prior to the IPO was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements, and scheduled exercise windows. Prior to the IPO, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have contractual terms that align with prescribed liquidation windows.

We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.
Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. As part of the modification of options for units in trivago GmbH to options for shares in trivago N.V., all awards are considered to be equity classified awards as of the modification date, and we are no longer required to remeasure these instruments at fair value at the end of each reporting period.
We recognize the effect of forfeitures in the period that the award was forfeited.
JOBS Act Status
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, and such election is irrevocable.
We will continue to be deemed an “emerging growth company” until the earliest of a) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more; b) the last day of the fiscal year following our fifth IPO anniversary; c) the date on which, during the previous three-year period we have issued more than $1.0 billion in non-convertible debt; or d) the date on which we will be deemed to be a "large accelerated filer" under the Exchange Act.

B.	Liquidity and Capital Resources
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized €20.0 million under our credit facility and subsequently repaid a total of €40.0 million of this obligation.
IPO net proceeds of €207.8 million lead to an increase in the cash position to €227.3 million at year end.
Our known material liquidity needs for periods beyond the next twelve months are described below in “F. Tabular Disclosure of Contractual Obligations.” We believe that our cash from operations, together with our credit facility and cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.

The following table summarizes our cash flows for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
(in thousands)	2014	2015	2016
Cash flows from/(used in) operating activities	€630	€(1,015)	€31,147
Cash flows used in investing activities	(4,623)	(6,510)	(8,995)
Cash flows from financing activities	€1,039	€18,971	€187,644
Cash Flows Provided by/(Used in) Operating Activities

For the year ended December 31, 2016, net cash provided by operating activities increased by €32.1 million to €31.1 million of cash provided. This was primarily due to an increase in operating income (after adjusting for impacts of depreciation and amortization of €13.7 million) from 2015 to 2016 and a change from a working capital deficit in 2015 to a working capital benefit in 2016.

For the year ended December 31, 2015, net cash used in operating activities increased by €1.6 million, from €0.6 million for the year ended December 31, 2014 to €(1.0) million for the year ended December 31, 2015, primarily due to decreased benefits from working capital changes.

For the year ended December 31, 2014, primary drivers of net cash used for operations relate to working capital requirements, which reflect timing of collections of accounts receivable versus payments made on accounts payable.
Cash Flows Used in Investing Activities
For the year ended December 31, 2016, cash used in investing activities increased by €2.5 million to €(9.0) million, primarily due to increased capital expenditures including internal-use software and website development and the acquisition of the base7 minority interest for €0.9 million.

For the year ended December 31, 2015, cash used in investing activities increased by €1.9 million, from €(4.6) million for the year ended December 31, 2014 to €(6.5) million for the year ended December 31, 2015, primarily due to acquisitions and increased capital expenditures including internal-use software and website development.

For the year ended December 31, 2014, drivers of cash used in investing activities relate to capital expenditures, including internal-use software and website development costs of €3.7 million.
Cash Flows Provided by/(Used in) Financing Activities
For the year ended December 31, 2016, cash provided by financing activities increased by €168.7 million to €187.6 million. This was driven primarily by IPO net proceeds of €207.8 million, and a €20.0 million draw down on the credit facility during the year ended December 31, 2015 compared to a €20.0 million net payment on the credit facility during the year ended December 31, 2016.

For the year ended December 31, 2015, cash provided by financing activities increased by €18.0 million, from €1.0 million for the year ended December 31, 2014 to €19.0 million for the year ended December 31, 2015 and primarily included €20.0 million in proceeds from our credit facility, partially offset by the repayment of a €1.0 million loan from Expedia.

For the year ended December 31, 2014, drivers of cash provided by financing activities relate to proceeds from issuance of loan from related party of €1.0 million.

C.	Research and Development Expenses, Patents and Licenses, etc.
See “Item 4 B. Information on the Company—Business Overview.”

D.	Trend Information
See “Item 5 Operating and Financial Review and Prospects—Operating Results.”

E.	Off-Balance Sheet Arrangements
Other than the items described below under “—Tabular Disclosure of Contractual Obligations,” as of December 31, 2016, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F.	Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2016:

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Operating lease obligations(1)	€70.8	€4.0	€14.7	€13.6	€38.5
Purchase obligations(2)	40.4	31.4	9.0	0.0	0.0
Total	€111.2	€35.4	€23.7	€13.6	€38.5

(1)
We have operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

(2)
Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

G.	Safe Harbor
See “Special Note Regarding Forward-Looking Statements.”

H.	Non-GAAP financial measures
See “Item 3 A. Key Information—Selected Financial Data” for a description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management
Members of Our Management Board and Supervisory Board
The following tables present information about our management board members and our supervisory board members including their ages and position as of the date of this annual report. The current business addresses for the members of our management and supervisory boards is c/o trivago N.V., Bennigsen-Platz 1, 40474 Düsseldorf, Germany.
Management Board

Name	Age	Position
Axel Hefer	39	Managing Director for Finance, Legal and International (chief financial officer)
Andrej Lehnert	48	Managing Director for Marketing and Business Intelligence
Rolf Schrömgens	40	Managing Director for Product, People and Culture (chief executive officer)
Malte Siewert	42	Managing Director for Marketplace
Johannes Thomas	29	Managing Director for Advertiser Relations and Business Operations and Strategy
Peter Vinnemeier	42	Managing Director for Technology
The following paragraphs set forth biographical information regarding our management board members.
Axel Hefer was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2016. Prior to joining trivago GmbH, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.
Andrej Lehnert was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since May 2015. Prior to joining trivago GmbH in 2011, Mr. Lehnert led his own Internet venture from 2008 to 2011, after having been with the William Wrigley Jr. Company from 2001 to 2008, lastly in the role of Director, Global Market Intelligence. Mr. Lehnert holds a degree of business administration from University Erlangen-Nuremberg.

Rolf Schrömgens was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2005. Prior to joining trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).
Malte Siewert was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2006. Prior to joining trivago GmbH, Mr. Siewert was an investment banker at HSBC Trinkaus und Burkhardt from 2001 until 2005 and Merrill Lynch in 2006. Mr. Siewert holds a diploma in management from Leipzig Graduate School of Management (HHL).
Johannes Thomas was appointed as a managing director of the company in 2016, and joined the company in 2011 as Global Head of SEM and has served as a managing director of trivago GmbH since June 2015. Before joining trivago GmbH, Mr. Thomas worked as a Marketing Executive at isango! (TUI today), a website for booking travel experiences from 2009 to 2010. He later founded his own company, which operated travel sites in Germany, Italy and Spain.

Peter Vinnemeier was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2005. Prior to joining trivago GmbH, Mr. Vinnemeier was founder and VP Technology at ciao.com. Mr. Vinnemeier holds a diploma in management from Leipzig Graduate School of Management (HHL).
Supervisory Board

Name	Age
Mieke S. De Schepper	41
Peter M. Kern	49
Dara Khosrowshahi	47
Frédéric Mazzella	40
Mark D. Okerstrom	44
Niklas Östberg	36
David Schneider	34
The following is a brief summary of the business experience of our supervisory board members.
Mieke S. De Schepper has served as Vice President, Asia Pacific Market Management at Expedia Lodging Partner Services, a subsidiary of Expedia, Inc. since 2015. Prior to joining Expedia, Mrs. De Schepper served in various roles at Philips Electronics from 2005 to 2014, including as Country Manager, Singapore, Brunei, Myanmar and Mongolia at Philips Lighting from 2012 to 2014; as Asia Pacific Head of Philips Consumer Marketing & Sales, overseeing China, India, ASEAN and Pacific, from 2009 to 2012; and as Global Director of Consumer Marketing and Product Development within the Home Theater and DVD business in Singapore from 2007 to 2009. Prior to her service at Philips, Mrs. De Schepper was a consultant at McKinsey & Company from 2002 to 2004. Mrs. De Schepper has an M.B.A. from INSEAD and a Master’s of Science in Industrial Design Engineering from Delft University of Technology.
Peter M. Kern has been a director of Expedia since completion of the IAC/Expedia spin-off. Mr. Kern is a Managing Partner of InterMedia Partners, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. Since April 2013, Mr. Kern has served as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly traded Spanish-language media company. Mr. Kern is on the Board of Directors of Tribune Media Company. Mr. Kern also serves on the boards of a number of private companies, including Luxury Retreats International Holdings, Inc. and TV Squared Limited. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.
Dara Khosrowshahi has been a director and the Chief Executive Officer of Expedia since completion of the IAC/ Expedia spin-off. Mr. Khosrowshahi served as director of TripAdvisor, Inc., from the TripAdvisor spin- off until February 2013. Mr. Khosrowshahi served as the Chief Executive Officer of IAC Travel, a division of IAC, from January 2005 to the IAC/Expedia spin-off date. Prior to his tenure as Chief Executive Officer of IAC Travel, Mr. Khosrowshahi served as Executive Vice President and Chief Financial Officer of IAC from January 2002 to January 2005. Mr. Khosrowshahi served as IAC’s Executive Vice President, Operations and Strategic Planning, from July 2000 to January 2002 and as President, USA Networks Interactive, a division of IAC, from 1999 to 2000. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning and was promoted to Senior Vice President in 1999. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi is currently a member of the Boards of Directors of Fanatics Inc. and The New York Times Company.

Frédéric Mazzella founded and has served as the Executive Chairman of Comuta S.A. (BlaBlaCar) since 2006 and was Chief Executive Officer from 2006 to 2016. Mr. Mazzella holds an M.B.A. from INSEAD, a Master’s degree in computer science from Stanford University and a Master’s degree in physics from École Normale Supérieure.
Mark D. Okerstrom has served as Expedia’s Chief Financial Officer and Executive Vice President of Operations since October 2014, and as Chief Financial Officer and Executive Vice President from September 2011 until October 2014, and Secretary from October 2011 until April 2012. He previously served as Senior Vice President of Corporate Development of Expedia since February 2009. Having joined Expedia in October 2006, Mr. Okerstrom had also previously served as Vice President, Corporate Development until February 2009 and as Senior Director, Corporate Development until February 2008. Prior to joining Expedia, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and worked with UBS Investment Bank in London. Prior to that, Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London. Mr. Okerstrom holds an M.B.A. from Harvard Business School and a law degree from the University of British Columbia.
Niklas Östberg has been the co-founder, Chief Executive Officer and a director of Delivery Hero Holding GmbH since May 2011. Mr. Östberg also serves as a director of Online Pizza Norden AB. Mr. Östberg holds a Master’s degree from the Royal Institute of Technology in Stockholm, Sweden.
David Schneider has served as a director of Zalando SE since 2008. Mr. Schneider also serves as a director and limited partner of several private companies, including zLabels GmbH, La Plata GmbH, Kiefholzstraße Immobilien GmbH & Co. KG, Hamburger Platz Immobilien GmbH & Co. KG and Anatwine Ltd. Mr. Schneider holds an M.B.A. from WHU-Otto-Beisheim School of Management in Vallendar, Germany.

B.	Compensation
Compensation of Members of Our Management Board and Supervisory Board
The aggregate compensation, including benefits in kind, accrued or paid to our management board members with respect to the year ended December 31, 2016, for services in all capacities was €1.6 million. As of December 31, 2016, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members. For the year ended December 31, 2016, one member of our management board was granted 25,500 share options to receive Class B units in trivago GmbH (which were converted at IPO into 217,022 N.V. share options), 18,000 (i.e., 153,192 N.V. options) of which were granted with a strike price of €100,000 (€11.75 N.V. option strike price) the remainder of which had a strike price of €1.00 (€0.12 N.V. option strike price). The options are exercisable once vested.
The aggregate compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2016, for services in all capacities was €0.0 million. As of December 31, 2016, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. For the year ended December 31, 2016, no member of our supervisory board was granted equity based compensation.
The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments. In addition, compensation arrangements for our senior management have been designed to align a portion of their compensation with the achievement of our business objectives and growth strategy. Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for our company as a whole, as well as on an individual basis. Once the results of the year are known, bonus payments are determined at the discretion of our board and, with respect to senior management reporting to the CEO, in light of recommendations made by the CEO.

2016 Omnibus Incentive Plan

In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, directors who are members of the management board and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be 34,711,009 Class A shares. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to, among other things, permit the delegation of certain responsibilities to the management board.
Plan administration.    The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed to with the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to our eligible award recipients.
Eligibility.    Management board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates (excluding supervisory board members) are eligible for awards under the 2016 Plan.
Awards.    Awards include options, share appreciation rights, restricted share units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options granted to members of the management board under the 2016 Plan for management board members shall not be less than the fair market value of a share as defined in the 2016 Plan on the relevant grant date. The option exercise price for options under the 2016 Plan for other eligible individuals can be less than the fair market value of a share as defined in the 2016 Plan on the relevant grant date, unless otherwise approved by shareholders at a general meeting. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
Vesting period.    Options and share appreciation rights shall vest and become exercisable at such time and pursuant to such conditions as determined by the plan committee and as may be specified in an individual grant agreement. The plan committee may at any time accelerate the exercisability of any option or share appreciation right. Restricted shares may vest based on continued service, attainment of performance goals or both continued service and performance goals. The plan committee at any time may waive any of these vesting conditions.
Term.    Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan will also have a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan.

C.	Board Practices
Management Board and Supervisory Board

We have a two-tier board structure consisting of our management board (bestuur) and a separate supervisory board (raad van commissarissen). Each management board and supervisory board member owes a duty to us to properly perform the duties assigned to him or her and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.
Management board
Our management board is responsible for the day-to-day management of our company, subject to certain limitations as set out in the articles of association and the internal rules of our management board (which we refer to as the Management Board Rules), and for our strategy, policy and operations subject to the Amended and Restated Shareholders’ Agreement and under the supervision of our supervisory board.

Our management board is required to keep our supervisory board informed, and to consult with our supervisory board, on important matters and to submit certain important decisions to our supervisory board for its approval as set out below. Except as agreed in our annual business plan, which is subject to the approval of our supervisory board, prior to entering into the following transactions or making the following decisions with respect to the company or any subsidiary, our management board shall obtain the prior consent of the supervisory board:

1.
sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a Subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than $1,000,000, or (ii) between $1,000,000 and $10,000,000 except to the extent prior notice is provided to Expedia, Inc. and such sale, transfer, lease or other disposition would be permitted under Expedia, Inc.’s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any subsidiary (except to the extent prior notice is provided to Expedia, Inc. and such merger or sale is permitted under Expedia, Inc.’s credit facilities);

2.	liquidating or dissolving the company or any subsidiary;

3.	granting loans, payment guarantees (Bürgschaften), indemnities, or incurring other liabilities to third parties outside the ordinary course of business in excess of €10,000,000;

4.
taking out loans, borrowings or other debt (or providing any guarantee of such obligations of any other person or entity) or granting any liens other than liens securing the foregoing, which permitted debt and liens at any time outstanding exceed €25,000,000;

5.
entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the company or any subsidiary being liable for the obligations of a third party, (ii) five years, or (iii) agreements pursuant to Section 7.1(h) of the Amended and Restated Shareholders’ Agreement;

6.
entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;

7.
entering into agreements (i) which cannot be terminated without penalty within (a) three years and involving annual expenditures in excess of €10,000,000 or (b) five years, or (ii) for annual expenditures in excess of €15,000,000, save that the threshold for expenditures for brand marketing shall be €50,000,000;

8.
entering into agreements under which we or any subsidiary binds or purports to bind any of our shareholders or our shareholders’ affiliates (other than our subsidiaries) or to cause such shareholders or affiliates to take or forbear from taking action;

9.
entering into, amending or terminating agreements between us (or any subsidiary) and any managing director of the company or any subsidiary, any companies affiliated with such managing director, or third parties represented by such managing director;

10.
entering into or amending any agreements or other arrangements with any third party that restrict in any fashion the ability of the company (or any subsidiary), which ability shall be subject to the terms of the Management Board Rules (a) to pay dividends or other distributions with respect to any shares in the capital of the company (or any subsidiary) or (b) to make or repay loans or advances to, or guarantee debt of, any of the company’s shareholders or such shareholders subsidiaries;

11.
entering into, amending or terminating domination agreements (Beherrschungsverträge), profit and loss pooling agreements (Gewinnabführungsverträge), business leasing contracts (Unternehmenspachtverträge) or tax units (Organschaften);

12.	entering into any transaction with any affiliate or shareholder of the company which is outside the ordinary course of business and not at arms’ length terms;

13.
issuing shares in the capital of the company or any subsidiary (including phantom stock and profit participation rights) or granting options (including phantom options) or subscription rights for shares of the company or any subsidiary, except pursuant to the company’s 2016 Plan (as defined below), any successor incentive plan, and any predecessor phantom option and profit sharing bonus agreements in existence as of the date hereof or amended pursuant to forms of amendment approved by the general meeting of shareholders of the company, in each case as amended, supplemented or otherwise modified from time to time, which we refer to as the Incentive Plan;

14.	share repurchases by the company or any subsidiary (other than in connection with conversion of Class B shares into Class A shares);

15.
amendments, modifications or waivers to, or the exercise of any rights under, any stock option, phantom option or similar program of the company or any subsidiary, except to the extent provided in the Incentive Plan;

16.	making changes to regulatory or tax status or classification of the company or any subsidiary;

17.	change of material accounting standards not required by applicable law or Dutch or U.S. GAAP policy;

18.	entering into, amending or terminating employment contracts with founding managing directors, the chief executive officer of the company or the chief financial officer of the company;

19.	entering into any collective bargaining agreements (Tarifverträge); and

20.	initiating or settling material litigation in excess of €1,000,000.
The management board shall, in due course at least 30 days before the end of each fiscal year of the company, prepare and submit to the supervisory board an annual business plan for the following fiscal year. The annual business plan shall become effective upon the approval of the supervisory board, and the annual business plan may be amended by the management board by a quarterly plan with the consent of the supervisory board. The annual business plan will address, in reasonable detail, any anticipated transactions of the type described in item 1 above. The fiscal year of the company is the calendar year.

If at the beginning of a fiscal year no new annual business plan is in effect because the supervisory board did not approve the annual business plan submitted by the management board or the management board did not submit an annual business plan as and when required hereunder, the annual business plan for the previous business year shall stay in effect until such time when the supervisory board approves a new annual business plan for the running fiscal year, provided that the target figures for revenue and adjusted EBITDA shall increase by 15% to the previous annual business plan and expense items shall be adjusted accordingly.
Our management board is comprised of six members. Our management board members have been appointed pursuant to our deed of incorporation. Each management board member shall have a term of office of one year. After expiration of this term, management board members may be re-appointed. The composition of our management board will be subject to the rights of the Founders and Expedia under the Amended and Restated Shareholders’ Agreement.
Under our articles of association, the supervisory board may elect one management board member to be the chief executive officer and another management board member to be the chief financial officer subject to the terms of the Amended and Restated Shareholders’ Agreement. The supervisory board may revoke the title chief executive officer or chief financial officer subject to the terms of the Amended and Restated Shareholders’ Agreement, provided that such management board member shall subsequently continue his term of office as a management board member without having the title of chief executive officer or chief financial officer, respectively.
Our management board members were appointed by our general meeting of shareholders upon the binding nomination by the supervisory board. Under Dutch law, a management board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.

Supervisory board
Our supervisory board is responsible for supervising the conduct of and providing advice to our management board and for supervising our business generally, subject to our articles of association, the Amended and Restated Shareholders’ Agreement and the internal rules of our supervisory board (which we will refer to as Supervisory Board Rules). Our supervisory board also has the authority to, at its own initiative, provide our management board with advice and may request any information from our management board that it deems appropriate. In performing its duties, our supervisory board is required to take into account the interests of our business as a whole.
Our supervisory board is comprised of seven members. Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members were selected by Expedia and three supervisory board members were selected by the Founders. Each supervisory board member was appointed for a term of three years.
Our supervisory board members were appointed by the general meeting of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that any new supervisory board member will be proposed for nomination by either Expedia or the Founders as applicable, dependent on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. Expedia and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that Expedia may designate the chairman of the supervisory board, which chairman will be entitled to cast a tie-breaking vote.

Management board member services agreements

We have entered into services agreements with each of the members of our management board. These agreements provide for benefits upon a termination of service and contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.

Supervisory board member services agreements

We have entered into services agreements with each of the members of our supervisory board for an indefinite period of time, provided that the agreements will terminate upon dismissal, resignation or expiry of term of office (subject to reappointment) of the supervisory board member concerned. These agreements provide for the compensation awarded to the independent supervisory board members.
Director Independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist of independent supervisory board members. However, our supervisory board has determined that, under current NASDAQ listing standards regarding independence, and taking into account any applicable committee standards, Messrs. Kern, Mazzella, Östberg and Schneider would be considered independent supervisory board members.
Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Messrs. Kern, Mazzella, Östberg and Schneider will be independent supervisory board members. See “Item 16 G. Corporate Governance.”

Committees of the Supervisory Board
Our supervisory board has established an audit committee and a compensation committee.

Audit Committee
The audit committee consists of Messrs. Kern, Östberg, and Schneider and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Kern serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Kern is considered an “audit committee financial expert” as defined by the SEC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under NASDAQ rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with NASDAQ rules.

The audit committee is responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis;

•
reviewing and discussing with the management board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.
The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without members of our management board being present.
Compensation Committee
The compensation committee consists of Mrs. De Schepper and Messrs. Khosrowshahi and Okerstrom and assists the supervisory board in determining the compensation of the management board and the supervisory board, in accordance with the remuneration policy that has been determined by the general meeting of shareholders. Mr. Okerstrom serves as chairman of the committee. Under SEC and NASDAQ rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Pursuant to exemptions from such independence standards as a result of being a controlled company, the members of our compensation committee may not be independent under such standards.
The compensation committee is responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to management and supervisory board compensation;

•	review and approve or make recommendations regarding our incentive compensation and equity-based plans and arrangements,

•	review and discuss with management the compensation disclosures to be included in filings and submissions with the SEC.

•	prepare an annual compensation committee report.

•	report regularly to the supervisory board regarding its activities.

D.	Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2014	2015	2016
Cost of Revenue	10	39	26
Selling and Marketing	276	433	521
Technology and Content	274	381	499
General and Administrative	62	121	187
Total	622	974	1,233
thereof employed in Germany	622	892	1,131
None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share Ownership
See “Item 7 A. Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of December 31, 2016, by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A shares;
•each member of our management board and our supervisory board; and
•each member of our management board and our supervisory board as a group.

For further information regarding material transactions between us and principal shareholders, see “B. Related party transactions” below.
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of December 31, 2016 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of March 9, 2017. See “Item 4 C. Information on the Company—Organizational Structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago GmbH, Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia, Inc.(3)	—	—	209,008,088	100%	98.6%
T. Rowe Price Associates, Inc.(4)	3,081,391	10.3%	—	—	—
Citadel Advisors LLC(5)	3,044,287	10.1%	—	—	—
Foxhaven Asset Management, LP(6)	2,617,429	8.7%	—	—	—
Norges Bank(7)	1,449,100	4.8%	—	—	—
Management board members
Rolf Schrömgens	—	—	—	—	—
Peter Vinnemeier	—	—	—	—	—
Malte Siewert	—	—	—	—	—
Axel Hefer	*	*	—	—	—
Andrej Lehnert	*	*	—	—	—
Johannes Thomas	*	*	—	—	—
Supervisory board members
Mieke S. De Schepper	*	*	—	—	—
Peter M. Kern	*	*	—	—	—
Dara Khosrowshahi	*	*	—	—	—
Frédéric Mazzella	*	*	—	—	—
Mark D. Okerstrom	*	*	—	—	—
Niklas Östberg	*	*	—	—	—
David Schneider	*	*	—	—	—
All management board and supervisory board members as a group (13 persons)	*	*	—	—	—

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.

(1)
Before the post-IPO corporate reorganization has been consummated, the Founders will hold units of trivago GmbH, representing an aggregate noncontrolling interest of 32.3%. In the event the post-IPO merger is not consummated, the Founders will hold shares of trivago SE, representing an aggregate noncontrolling interest of 32.3%. The Founders will have the right, pursuant to the IPO Structuring Agreement, to contribute shares of trivago SE to trivago N.V. in exchange for our Class A shares or Class B shares, which would reduce the related noncontrolling interest, and can thereafter sell such shares from time to time. See “Item 7 Major Shareholders and Related Party Transactions —Amended and Restated Shareholders’ Agreement” and “IPO Structuring Agreement.” Percentages based on 30,026,635 Class A shares outstanding and 209,008,088 Class B shares outstanding as of December 31, 2016.

(2)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, as a single class. The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see “Description of share capital and articles of association—Special voting structure and conversion” in our prospectus dated December 16, 2016. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.

(3)
As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à r.l. (“ELPS”), Expedia, Inc. holds its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia, Inc. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares beneficially owned by ELPS into Class A shares, ELPS would own 87.4% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, ELPS may be deemed to beneficially own equity securities representing approximately 98.6% of the voting power of the company. The address for Expedia, Inc. is 333 108th Avenue NE, Bellevue, WA 98004.

(4)
As reported on Schedule 13G filed by T. Rowe Price Associates, Inc.. Includes 2,005,911 Class A shares owned by T. Rowe Price New Horizons Fund, Inc. The principal business address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(5)
As reported on Schedule 13G filed by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings II LP (“CAH2”), Citadel GP LLC (“CGP”) and Mr. Kenneth Griffin with respect to Class A shares owned by Citadel Multi-Strategies Equities S.a.r.l., a Luxembourg société à responsabilité limitée (“EDFS”), Citadel Global Equities Fund S.a.r.l., a Luxembourg société à responsabilité limitée (“GEFS”), and Citadel Securities LLC, a Delaware limited liability company (“Citadel Securities”). Citadel Advisors is the portfolio manager for EDFS and GEFS. CAH2 is the managing member of Citadel Advisors. CALC III LP, a Delaware limited partnership (“CALC3”), is the non-member manager of Citadel Securities. CGP is the general partner of CALC3 and CAH2. Mr. Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CGP. The principal business address for Citadel Advisors, CAH2, CGP and Mr. Griffin is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(6)
As reported on Schedule 13G filed by Foxhaven Asset Management, LP ("Foxhaven"), Foxhaven Master Fund, LP ("Foxhaven Master"), Michael Pausic and Nicholas Lawler. Includes Class A shares held for the accounts of Foxhaven Master, Foxway, LP ("Foxway") and Foxlane, LP ("Foxlane"). Foxhaven Master, Foxway and Foxlane are collectively referred to as the "Foxhaven Funds." Foxhaven is a registered investment adviser that directs the voting and disposition of the Class A shares directly owned by the Foxhaven Funds. Foxhaven Capital GP, LLC (“Foxhaven GP”) is the general partner of the Foxhaven Funds. As a result, Foxhaven and Foxhaven GP may be deemed to have voting and dispositive power over the Class A shares held for the accounts of the Foxhaven Funds. Mr. Pausic and Mr. Lawler are Managing Members of the general partner of Foxhaven and Foxhaven GP and may be deemed to have voting and dispositive power with respect to the Class A shares directly owned by the Foxhaven Funds. Foxhaven Master holds 1,515,312 Class A shares, which represents 5.1% of the Class A shares outstanding, and the remaining 1,102,117 Class A shares are held by certain other funds advised by Foxhaven. The principal business address for Foxhaven, Foxhaven Master, Mr. Pausic and Mr. Lawler is 410 E Water Street, Suite 888, Charlottesville, VA 22902.

(7)	As reported on Schedule 13G filed by Norges Bank (The Central Bank of Norway). The principal business address for Norges Bank is Bankplassen, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

Record holders
As of December 31, 2016, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States by one holder of record. At such date, there were 30,026,635 ADSs outstanding, each representing one of our Class A shares, and in the aggregate representing 12.6% of our outstanding ordinary shares. At such date, there was one holder of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions
The following is a description of related party transactions we have entered into since January 1, 2014 with any of the members of our management board or supervisory board and the holders of more than 5% of our shares.
Relationship with Expedia
In 2013, Expedia completed the purchase of a 63% equity position in the company, purchasing all outstanding equity not held by the founders or employees for €477 million. During the second quarter of 2016, Expedia exercised its call right on certain shares held by non-founder employees of the company, which were originally awarded in the form of stock options pursuant to the trivago employee stock option plan and subsequently exercised by such employees, and elected to do so at a premium to fair value resulting in a 63.5% ownership by Expedia.
Amended and Restated Shareholders’ Agreement of trivago N.V.
In connection with our initial public offering, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à r.l. and certain other Expedia parties entered into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement.
Agreements regarding the supervisory board

The Amended and Restated Shareholders’ Agreement provides that our supervisory board be comprised of seven members who will each serve for a three year term. Subject to applicable law, including applicable NASDAQ standards: (a) for so long as the Founders and their affiliates hold, collectively, at least 15% of the total number outstanding of Class A and Class B shares or shares in trivago GmbH, trivago AG or trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), the Founders will be entitled to designate for binding nomination three members to our supervisory board, all of whom must be independent; and (b) Expedia will be entitled to designate for binding nomination all other members of our supervisory board, one of whom will be the chairperson of the board with a tie breaking vote and, if the nominee is qualified, one of whom will be the chairman of our audit committee. Expedia will be entitled to increase or decrease the size of the supervisory board, provided that the number of members who the Founders are entitled to appoint is not less than three-sevenths (rounded to the nearest whole number) of the members of the supervisory board.

The Amended and Restated Shareholders’ Agreement also sets forth agreements regarding the committees of the supervisory board and the rules of procedure. See “Item 6 C. Directors, Senior Management and Employees—Board Practices.”
Our supervisory board members were appointed by our shareholders acting at a general meeting upon a binding nomination by the supervisory board as described in “Item 6 C. Directors, Senior Management and Employees—Board Practices.” Therefore, Expedia and each Founder will be required to vote the shares held by them at the general meeting in accordance with the voting arrangements set forth in the Amended and Restated Shareholders’ Agreement.
Agreements regarding the management board
Our management board is comprised of six members who have been appointed pursuant to our deed of incorporation. Pursuant to the Amended and Restated Shareholders’ Agreement, so long as certain conditions are met, the Founders who are then serving as management board members will be entitled to designate for binding nomination all six directors to our management board for so long as the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares or shares in trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged) and a Founder is serving as chief executive officer of the company. Subject to certain conditions, so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares or shares in trivago GmbH, trivago AG or trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged) and (ii) any Founder and its affiliates hold at least 50% of the Class A shares and Class B shares or shares in trivago GmbH, trivago AG or trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), such Founder owned upon completion of our initial public offering, such Founder will generally have a right to be designated by the Founders for binding nomination by the supervisory board to the management board. For purposes of determining a Founder’s rights described in clause (ii) of the prior sentence, certain sales in the first two years following the offering by such Founder of Class A shares, or securities convertible, exercisable or exchangeable for Class A shares, shall be treated as having been sold by such Founder in our initial public offering. The Founders shall only designate a former management board member for a new term if the circumstances initially warranting the removal, non-reappointment or resignation have changed, and the supervisory board in its sole discretion may choose not to designate such former management board member for binding nomination to the management board.
Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements have been agreed for succession of the chief executive officer. From the date that Mr. Schrömgens ceases to serve as chief executive officer, for a period of three years, which we refer to as the Transition Period, so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor, subject to the approval of Expedia, and thereafter, the supervisory board. During the Transition Period, at the request of either the Founders or Expedia, (1) the supervisory board will be expanded by two seats, one of which will be filled by the Founders and one of which will be filled by Expedia, and (2) a three-person committee of the supervisory board will be formed which shall be entitled to nominate a chief executive officer, subject to the approval of Expedia, and thereafter, the supervisory board, in the event that a chief executive officer has not been nominated before the Founder serving as chief executive officer has ceased to serve as such. During the first eighteen months of the Transition Period, if the CEO is not a Founder, Expedia will have the right to designate for binding nomination two management board members and the chief executive officer will have the right to designate all other management board members, subject to approval by the supervisory board.

Registration and other rights
Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A shares and Class B shares, and related indemnification rights from the company, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.
The Amended and Restated Shareholders’ Agreement also grants appropriate information rights to Expedia and the Founders.
Expedia and the Founders also agreed in the Amended and Restated Shareholders’ Agreement that certain resolutions of the general meeting of shareholders require the consent of one Founder.
Share transfer restrictions
The Amended and Restated Shareholders’ Agreement provides certain restrictions on the transferability of the Class A shares and Class B shares held by Expedia and the Founders, including prohibitions on transfers by the Founders to our competitors. The Founders have tag-along rights on transfers of Class B shares to certain specified parties, and based on certain conditions Expedia has the right to drag the Founders in connection with a sale of all of its Class A shares and Class B shares. Expedia and the Founders agreed to grant each other a right of first offer on any transfers of Class A shares or Class B shares to a third party.
Call and put rights
Pursuant to the Amended and Restated Shareholders’ Agreement, if a Founder is removed for reasonable cause, Expedia will have the right to purchase, and the Founder will be obligated to sell, all, but not less than all, of the Class A shares and Class B shares as well as any shares held in trivago GmbH/AG/SE owned by such Founder, at a price based on a volume-weighted average of the trading price of our Class A shares.
If the general meeting of shareholders resolves to remove a Founder as a management board member without reasonable cause or if the supervisory board revokes the title of chief executive officer from a Founder then serving as chief executive officer without either (i) reasonable cause or (ii) the consent of another Founder, and the Founder terminates his services as management board member within 30 days thereof, then, the Founder will have the right to sell, and Expedia will be obligated to buy, all, but not less than all, of such Founder’s shares, at a price based on a volume-weighted average of the trading price of our Class A shares, unless a fact or circumstance exists which would be reasonably likely to result in the occurrence of any of the events in clauses (a) through (g) in the definition of reasonable cause set forth below. In such a case, no right to sell will be triggered by the removal of such management board member.
Reasonable cause for purposes of the Amended and Restated Shareholders’ Agreement means, with respect to a management board member, the occurrence of any of the following: (a) the willful or gross neglect by the management board member of his or her fiduciary duties owed to the company or its subsidiaries; (b) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony (or equivalent) offense by the management board member; provided, that for purposes of this clause (b) if a management board member is removed following being formally accused or charged with the commission of such an offense, and such management board member subsequently is convicted of (or pleads guilty or nolo contendere to) such offense, there will be deemed to have been reasonable cause at the time of the removal; (c) a material breach (or breaches which, when aggregated with any prior breach or breaches, are material) by the management board member of his or her fiduciary duties owed to the company or any of its subsidiaries, or of the company organizational documents; (d) a material breach by the management board member of any nondisclosure, non-solicitation, or noncompetition obligation owed to the company or any of its subsidiaries; (e) a material failure (or failures which, when aggregated with any prior failure or failures, are material) to meet reasonable individual expectations in respect of his individual management duties in respect of the execution of his or her employment or duties as a management board member; (f) a material failure (or failures which, when aggregated with any prior failure or failures, are material) by the company to perform pursuant to the annual business plan, except to the extent that the failure results from unforeseen circumstances and is responded to reasonably and appropriately by such management board member, and (g) any other fact or circumstance or action or inaction by such management board member, in each case constituting good cause under German law as interpreted by German courts.
If the Founders have to sell ordinary shares to pay taxes realized in connection with the post-IPO merger or to repay a loan obtained by the Founders to pay such taxes, the ownership levels at which they lose certain rights in the Amended and Restated Shareholders’ Agreement shall be equitably adjusted such that, in effect, all or a portion of the shares so sold are treated as having been retained by the Founders.
IPO Structuring Agreement
In connection with our initial public offering, travel B.V., the Founders, Expedia Lodging Partner Services S.à r.l., trivago GmbH, and certain other Expedia parties entered into an IPO structuring agreement, which we refer to as the IPO Structuring Agreement.
Pursuant to the IPO Structuring Agreement, the company and each of the Founders has submitted requests for a tax ruling from the German tax authorities in connection with a plan to simplify our corporate structure. The tax ruling request of the Company requests a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA - Umwandlungssteuergesetz) to the post-IPO merger; and (ii) fulfilment of the specific requirements under sec. 11 par. 2 RTA, in particular, that the transferred assets will still be subject to German corporate income tax and that Germany is not precluded or limited in exercising its rights to tax any capital gains from the disposal of those assets at the level of trivago N.V. as a result of the post-IPO merger. The tax ruling of the Founders requests a decision from the German tax authorities with respect to, inter alia, the: (i) application of the RTA to the post-IPO merger (as defined below); and (ii) the fulfillment of the specific requirements under sec. 13 par. 2 RTA for a tax free exchange by the Founders of their shares.
Further, the parties to the IPO Structuring Agreement will agree to determine how to proceed with the post-IPO corporate reorganization within twelve months of the consummation of the IPO, which occurred on December 21, 2016, and it is expected that any decision will be implemented no later than four months thereafter. Whether we are able to implement the post-IPO corporate reorganization within four months after such determination depends on how quickly we are able to submit necessary filings to government authorities, have such filings registered by such authorities and, if applicable, conclude discussions with employees regarding their supervisory board participation rights in our German subsidiary under German law. See “Item 4 C. Information on the Company—Organizational Structure.” Even if favorable tax rulings are received, Expedia and the Founders may choose to consummate the SE structure rather than the post-IPO merger.
Under the IPO Structuring Agreement, the specific nature of the post-IPO corporate reorganization will generally depend on whether certain conditions precedent are satisfied. Specifically, the parties will agree that the consummation of the post-IPO merger will be contingent upon a “Ruling Event” having occurred. For this purpose, a Ruling Event generally means (i) the receipt of a favorable ruling (which continues to be valid and binding on the German tax authorities) by the company and each of the Founders no later than the first anniversary of the completion of our initial public offering or (ii) even if such rulings are not received, if Expedia determines that the post-IPO merger should be consummated and the company, the Founders and Expedia Lodging Partner Services S.à r.l. reach an agreement under which Expedia Lodging Partner Services S.à r.l. makes the company whole for any additional taxes resulting from the post-IPO merger. Notwithstanding the occurrence of a Ruling Event, if the post-IPO merger could reasonably be expected to result in material adverse tax consequences to the company, each of the company, the Founders and Expedia Lodging Partner Services S.á r.l. will reasonably cooperate to restructure or alter the post-IPO merger to avoid such consequences, or to abandon the post-IPO merger if such restructuring or alteration is not possible.

If a favorable ruling has not been received by each of the company and the Founders by the first anniversary of the completion of our initial public offering or another “Adverse Ruling Determination” occurs, and the parties do not reach the agreement described above, then the parties agree to implement the SE structure. For this purpose, in addition to all favorable rulings not having been received by the first anniversary of the completion of our initial public offering, an Adverse Ruling Determination generally means, with respect to the company or any of the Founders, an issuance of an adverse ruling (or a previously issued ruling ceasing to be valid and binding on the German tax authorities), a determination by the applicable German tax authority not to issue a favorable ruling, or a request by the applicable Germany tax authority that the relevant ruling request be withdrawn, in each case, on the basis that the post-IPO merger will not qualify for the desired tax treatment (but only if such issuance, determination or request is final and the post-IPO merger cannot be satisfactorily restructured to qualify for the intended tax treatment and receive the relevant ruling).
Under the terms of the IPO Structuring Agreement, if (i) an Adverse Ruling Determination occurs, and the parties do not reach the agreement described above by the first anniversary of the completion of our initial public offering, or (ii) a Ruling Event has occurred and the post-IPO merger has not been consummated as of the first anniversary of the completion of our initial public offering, the Founders may, at their election, contribute shares of trivago GmbH or, if the SE structure has been implemented, trivago AG or trivago SE, held by such Founder to trivago N.V. in exchange for a number of Class A Shares or Class B Shares (or a combination thereof) at the discretion of the Founder equal to the number of contributed shares multiplied by an exchange ratio. Our articles of association and corporate governance may only be amended by agreement of all parties to the IPO Structuring Agreement until such time as the post-IPO corporate reorganization has been completed.
After the completion of our initial public offering, but prior to the consummation of the post-IPO merger, the Founders and Expedia have agreed, pursuant to the IPO Structuring Agreement, to effect a one-time dividend payment in respect of fiscal year 2016 in the amount of €0.5 million, which shall be paid to the unit holders of record of trivago GmbH prior to the consummation of the post-IPO merger.
Credit facility Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized an additional €20.0 million under our credit facility, and subsequently repaid a total of €40.0 million of this obligation.
Lease Guarantee
On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH for office space in the Media Harbour area in Düsseldorf with a monthly rent of €566,560. The initial lease term is for ten years, and we have the option to extend the lease term for another ten years. Expedia has agreed to guarantee the Lease Agreement beginning on May 31, 2017 and terminating immediately upon the receipt of the bank guaranty described in the Lease Agreement, and in any case not later than December 31, 2018.
Loans from Expedia
In 2014, Expedia granted a loan of €1.0 million to the company in conjunction with our acquisition of Rheinfabrik in 2014. We repaid the loan during 2015.
In connection with the exercise of certain employee options, we paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, we recognized a related party payable for this amount as of December 31, 2015. The €7.1 million related party payable and the €7.1 million shareholder loan receivable, netted within the members’ liability balance, was extinguished due to cash withheld from proceeds paid to employees by Expedia as part of this call right exercised by Expedia. See Note 9—Share-based awards and other equity instruments in the notes to our consolidated financial statements.
Services Agreement
On May 1, 2013, we entered into an Asset Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. We have not incurred material expenses under this agreement.
Services and Support Agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. We have not incurred material expenses under this agreement.
Commercial relationships
We currently have commercial relationships with many Expedia affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and ebookers. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. For the years ended December 31, 2014, 2015 and 2016, Expedia and its brands accounted for 32%, 39% and 36% of our total revenues, respectively.
See “Item 5 Operating and Financial Review and Prospects” for additional information.
Shared services arrangements
Pursuant to certain informal shared services arrangements, we have recorded expenses incurred by Expedia on behalf of us as a non-cash charge and treated as a contribution from parent in equity. This shared services fee, which is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and also includes an allocation of employee compensation within these functions in certain instances. These allocations were determined on a basis that we and Expedia considered to be a reasonable, including number of factors such as headcount, estimated time spent, and operating expenses and is a reflection of the cost of services provided or the benefit received by us. It is not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity, and in the opinion of our management, the allocation method is reasonable. For the years ended December 31, 2014, 2015 and 2016, the shared service fee was €1.5 million, €2.8 million and €4.2 million, respectively.
Future agreements with Expedia
Pursuant to our articles of association, resolutions of the management board to enter into or complete future agreements with Expedia require approval by the general meeting of shareholders. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that such resolutions of the general meeting of shareholders require consent of at least one of the Founders.
Employee loans
In the third quarter of 2015, certain employees exercised stock options, and Expedia Lodging Partner Services S.à r.l. advanced to each option holder employee involved in the exercise amounts equivalent to such employee’s personal tax liability related to the option exercise by issuing loans. Such loans were collateralized by the underlying shares and were repaid by employees from 2016 liquidation event proceeds. See Note 9—Share-based awards and other equity instruments in the notes to our consolidated financial statements.

Agreements with management board or supervisory board members
For a description of our agreements with our management board and supervisory board members, please see “Item 6 C. Directors, Senior Management and Employees—Board Practices—Management board member services agreements” and “Item 6 C. Directors, Senior Management and Employees—Board Practices—Supervisory board member services agreements.”
Indemnification agreements
We have entered into indemnification agreements with members of our management board and our supervisory board. Our articles of association require us to indemnify our management board members and supervisory board members to the fullest extent permitted by law.

C.	Interests of Experts and Counsel
Not applicable.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information
See the financial statements beginning on page F-1.

Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Dividends
We do not at present plan to pay cash dividends on our Class A shares. Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our management board (in some instances, subject to approval by a Founder), and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board deems relevant.

B.	Significant Changes
See Note 19 - Subsequent Events to the audited consolidated financial statements included elsewhere in this annual report.

Item 9	The Offer and Listing

A.	Offering and Listing Details

The ADS have been listed on The NASDAQ Global Select Market under the symbol “TRVG” since December 16, 2016. Prior to that date, there was no public trading market for ADSs or our Class A shares. Our initial public offering was priced at $11.00 per ADS on December 15, 2016. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on The NASDAQ Global Select Market:

	Per ADS
	High	Low
Annual Highs and Lows:
2016 (from December 16, 2016 through December 31, 2016)	$12.61	$11.10
Annual and Quarterly Highs and Lows:
First Quarter 2017 (through March 6, 2017)	12.60	10.88
Monthly Highs and Lows:
January 2017	12.40	10.88
February 2017	14.20	11.10
March 2017 (through March 6, 2017)	$12.60	$11.45
On March 6, 2017, the last reported sale price of the ADSs on The NASDAQ Global Select Market was $0.01 per share.

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADS have been listed on The NASDAQ Global Select Market under the symbol “TRVG” since December 16, 2016.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
Our shareholders adopted the Articles of Association filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form F-1 filed with the SEC on December 5, 2016.
The information set forth in our prospectus dated December 16, 2016, filed with the SEC pursuant to Rule 424(b), under the headings “Description of share capital and articles of association –Amendment of articles of association,” “Description of share capital and articles of association—Comparison of Dutch corporate law and our articles of association and U.S. corporate law” is incorporated herein by reference.

C.	Material Contracts
Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are no governmental laws, decrees or regulations in The Netherlands, the Company's jurisdiction of organization, that restrict the Company's export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

There are no limitations imposed by Netherlands law or the Company's charter documents on the right of non-resident or foreign owners to hold or vote Class A shares.

E.	Taxation

The following summary contains a description of material German, Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based on the tax laws of Germany and the regulations thereunder, on the tax laws of the Netherlands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
German taxation
The following section presents a number of key German taxation principles which are or can be relevant to the acquisition, holding or transfer of ADSs both by an ADS holder (an individual, a partnership or corporation) that has a tax domicile in Germany (that is, whose place of residence, habitual abode, registered office or place of management is in Germany) not being subject to a specific or special German tax regime and by an ADS holder without a tax domicile in Germany. The information is not exhaustive and does not constitute a definitive explanation of all possible aspects of taxation that could be relevant for ADS holders. The information is based on the tax law in force in Germany as of the date of this annual report (and its interpretation by administrative directives and courts) as well as typical provisions of double taxation treaties that Germany has concluded with other countries. Tax law can change, sometimes retrospectively. Moreover, it cannot be ruled out that the German tax authorities or courts may consider an alternative assessment to be correct that differs from the one described in this section.
This section cannot serve as a substitute for tailored tax advice to individual ADS holders. ADS holders are therefore advised to consult their tax advisers regarding the tax implications of the acquisition, holding or transfer of ADSs and regarding the procedures to be followed to achieve a possible reimbursement of German withholding tax (Kapitalertragsteuer). Only such advisors are in a position to take the specific tax-relevant circumstances of individual ADS holders into due account.
Taxation of the company (trivago N.V.)
General
The company, trivago N.V., has six German tax resident individuals serving as managing directors and is operating its business from Germany. Therefore, the effective place of management of trivago N.V. should be in Germany, and trivago N.V. should be subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands as described in “—Tax treatment of corporate reorganization.” Nevertheless, the effective place of management test depends upon facts and circumstances. The organizational rules provide that (a) management decisions are taken in Germany and (b) supervisory board meetings are held in Germany.
The rate of the corporate income tax is a standard 15% for both distributed and retained earnings, plus a solidarity surcharge (Solidaritätszuschlag) amounting to 5.5% on the corporate income tax liability (i.e., 15.825% in total).
Unless there is a specific exception, dividends (Dividenden) or other profit shares that the company derived from domestic or foreign corporations are effectively 95% exempt from corporate income tax, as 5% of such receipts are treated as non-deductible business expenses, and are therefore subject to corporate income tax (and solidarity surcharge). One of the exceptions applies to dividends that the company receives or received from domestic or foreign corporations (since February 28, 2013), being subject to corporate income tax (including solidarity surcharge thereon), if the company holds a direct participation of less than 10% in the share capital of such corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” –Streubesitzbeteiligung). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations in the share capital of other corporations which the company holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the company only on a pro rata basis at the ratio of the interest share of the company in the assets of relevant partnership.
The company’s gains from the disposal of shares in a domestic or foreign corporation are effectively 95% exempt from corporate income tax (including solidarity surcharge thereon), regardless of the size of the participation and the holding period. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus solidarity surcharge thereon) at a rate of 15.825%. Conversely, losses incurred from the disposal of such shares are not deductible for corporate income tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier (Hebesatz) applied by the relevant municipal authority, in most cases trade tax ranges from approximately 7% to 18.2% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company either held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum) or—in the case of foreign corporations—if the company has held a stake of this size since the beginning of such period and provided that certain further requirements are fulfilled (trade tax participation exemption privilege – gewerbesteuerliches Schachtelprivileg). If the participation is held in a foreign corporation as per Article 2 of Council Directive 2011/96/EU of November 30, 2011, or the Parent-Subsidiary Directive, with its registered office in another member state of the European Union, the trade tax participation exemption privilege becomes applicable from an interest of 10% in the share capital of the foreign corporation at the beginning of the relevant assessment period (Erhebungszeitraum). Otherwise, the profit shares will be subject to trade tax in full. Additional restrictions apply for profit shares originating from foreign corporations which do not fall under Article 2 of the Parent-Subsidiary Directive.
The provisions of the so-called interest barrier (Zinsschranke) limit the degree to which interest expenses are deductible from the tax base. As a rule, interest expenses exceeding interest income are deductible in an amount of up to 30% of the EBITDA as determined for tax purposes in a given financial year, subject to certain thresholds and other exceptions to this rule. Non-deductible interest expenses must be carried forward to subsequent financial years. EBITDA that has not been fully utilized can under certain circumstances be carried forward and may be considered within the limitations as set out above over the following five years. For trade tax purposes, in principle 25% of the interest expenses deductible after applying the interest barrier are added back when calculating the taxable trade profit. Therefore, for trade tax purposes, the amount of deductible interest expenses is in principle only 75% of the interest expenses deductible for purposes of corporate income tax.

Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the immediately preceding assessment period are only permissible up to €1,000,000 (€511,500 until 2012) for corporate income tax but not at all for trade tax purposes. Negative income not offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation – Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 25% or more than 50% of the company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition – schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in part (in case of the transfer of a participation of more than 25% but no more than 50%) or in full (in case of the transfer of a participation of more than 50%) and cannot be offset against future profits unless one of the specific exceptions under section 8c of the German Corporate Income Tax Act applies or the specific circumstances of the new loss carry forward provision (section 8d of the German Corporate Income Tax Act) which recently came into force also for the assessment period 2016 are fulfilled.
Tax treatment of corporate reorganization
As part of the pre-IPO corporate reorganization, Expedia contributed all of its shares of trivago GmbH to travel B.V., and the Founders contributed a certain portion of their shares of trivago GmbH to travel B.V., in a capital increase in exchange for newly issued shares of travel B.V., which we refer to as the contribution. The contribution to travel B.V. should have been tax free for travel B.V. travel B.V. has subsequently changed its legal form into a Dutch N.V. under Dutch corporate law without changing its place of management. The legal effect of the conversion under Dutch law on travel B.V. was limited to the change in the legal form. travel B.V. should have fully continued its existence as the same legal entity, and since the effective place of management should not have changed, such conversion should not have triggered tax consequences for trivago N.V. or trivago GmbH. The contribution has caused a change of control from a tax perspective and might have had tax impacts at a subsidiary level, e.g. the preservation of loss carry forwards at German subsidiary level of trivago GmbH.
See “Item 4 C. Information on the Company—Organizational Structure” for additional information regarding the corporate reorganization.
The post-IPO merger should qualify as a tax free transaction under the currently applicable provisions of the German Reorganization Tax Act (RTA –Umwandlungssteuergesetz) as well as under German Value Added Tax Act (VATA – Umsatzsteuergesetz) as a result of a transfer of a business as a going concern. To confirm the tax neutrality of the post-IPO merger from a corporate income tax perspective trivago GmbH will request a tax ruling from the

German tax authorities. If such ruling would not confirm the tax neutrality to trivago GmbH, the post-IPO merger will most likely not be consummated.
If the post-IPO merger will not be carried out, a two-tier corporate structure would remain in place with the Founders holding 31.6% of the units of trivago GmbH. In this event, it is planned under the provisions of the IPO Structuring Agreement to convert trivago GmbH first into a stock corporation (AG –Aktiengesellschaft) under German law and subsequently into a European public limited liability company (Societas Europaea) under German law, in each case by way of change of legal form without dissolution and winding-up under German corporate law. These conversions will not trigger any tax consequences at the level of trivago GmbH nor do they lead to adverse retroactive tax consequences for trivago N.V. See “Item 4 C. Information on the Company—Organizational Structure” for additional information regarding the corporate reorganization.

The two-tier corporate structure will lead to an additional tax on dividends paid by trivago GmbH/AG/SE to trivago N.V. at the level of trivago N.V. Dividends distributed by trivago GmbH/AG/SE to trivago N.V. (and to the Founders) would be subject to German withholding tax of 26.375% (including solidarity surcharge) at the level of trivago GmbH/AG/SE. At the level of the German tax resident trivago N.V., only 5% of the dividends distributed by and received from trivago GmbH/AG/SE after January 2017 would be included as taxable income subject to corporate income tax at a tax rate of currently 15.825% (including solidarity surcharge) and trade tax at the applicable local tax rate of currently around 16%. However, the withholding tax deducted by trivago GmbH/AG/SE would be credited against the corporate income tax liability of trivago N.V. and, to the extent the withholding tax (26.375%) exceeds the corporate income tax liability of trivago N.V., refunded with a potential time lag of up to 2 years. The effective tax rate on dividends received by trivago N.V. from trivago GmbH/AG/SE would thus amount to approximately 1.6% as a result of the two-tier corporate structure. This additional tax of approximately 1.6% also applies on constructive dividends in case of any transactions that are not at arm’s length between trivago GmbH/AG/SE and trivago N.V. In the opposite direction between trivago N.V. and trivago GmbH/AG/SE, there is a risk that any non-arm’s length transactions in the two-tier corporate structure would be subject to German gift tax.
The company, trivago N.V., is providing management and legal advice to its subsidiaries in return for payment. The company should be seen as an entrepreneur under the German Value Added Tax Act (Umsatzsteuergesetz). If the company does not qualify as an entrepreneur it cannot reclaim any input value added tax.
In case a Founder exercises its put option granted under the IPO Structuring Agreement towards trivago N.V. to exchange all or parts of the shares of trivago GmbH/AG/SE for new shares of trivago N.V. at book value, the shares received by trivago N.V. as legal and/or beneficial owner in such share exchange by the respective Founder would be subject to a seven-year review period, during which the respective Founder will have to comply with the same notification obligations under the RTA. These notification obligations include, among others, annual filings evidencing ownership of the contributed shares on each of the first seven anniversaries of the contribution. The notification obligations end at the earlier of: (i) the end of the seven-year term and (ii) the time the respective Founder has sold all his remaining shares in trivago N.V. Failure by the respective Founder to comply with these notification obligations may result in a taxable gain for trivago N.V.; 5% of such capital gain would be subject to corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax at the applicable local tax rate of around 16% currently on the level of trivago N.V. However, no notification obligation needs to be fulfilled (and no related tax risk for trivago N.V. arises) in case the respective Founder immediately sells all its shares, respectively the ADSs, in trivago N.V. received in the share exchange immediately.
The same notification obligations as described above would arise if the shares of trivago GmbH retained by the Founders in the contribution would be deemed to have been contributed into trivago N.V. by the Founders in the contribution from the tax perspective. Accordingly, failure by the Founders to comply with these notification obligations may result in a taxable gain for trivago N.V. 5% of such capital gain would be subject to German corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax at the applicable local tax rate of around 16% currently at the level of trivago N.V.
Furthermore, expenses incurred by trivago GmbH and trivago N.V. relating to the IPO and the preceding reorganization measures may be regarded as incurred for the benefits of the shareholders. In such case, tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of up to 26.375% on respective amounts.

German taxation of ADS holders
General
Based on the interpretation circular (Besteuerung von American Depository Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), or the ADR Tax Circular, for German tax purposes, ADRs referring to shares issued by a German stock corporation (Aktiengesellschaft) represent a beneficial ownership interest in the underlying ordinary shares.
The ADSs should qualify as ADRs under the ADR Tax Circular, and dividends would accordingly be attributable to the holders of the ADSs for German tax purposes as if they would hold Class A shares, and not to the legal owner of the underlying Class A shares (which is the depositary holding the Class A shares for the ADS holders). Therefore, the ADS holders should, for German tax purposes, be treated as directly holding an interest in the company’s Class A shares. With respect to German tax risks with respect to the ADSs please refer to “Item 3 D. Risk Factors."
Income tax implications of the holding, sale and transfer of ADSs
In terms of the income taxation of ADS holders, a distinction must be made between taxation in connection with the holding of ADSs (“German taxation of the distributions from ADSs”) and taxation in connection with the sale of ADSs (“German taxation of capital gains from ADSs”).
German taxation of the distributions from ADSs
Withholding tax—General
The full amount of a dividend distributed by the company is subject to German withholding tax (Kapitalertragsteuer) at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate tax rate of 26.375%. This, however, will not apply if and to the extent that dividend payments are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 of the German Corporate Income Tax Act (Körperschaftsteuergesetz, or KStG)); in this case, no withholding tax will be withheld. The basis for the withholding tax is the dividend approved for distribution by the company’s shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences should be irrelevant.
In general, withholding tax on dividends distributed by a company to its shareholders is withheld and discharged for the account of the shareholders by the company. However, if and when shares are admitted for collective custody by a securities custodian bank (Wertpapiersammelbank) pursuant to Section 5 of the German Act on Securities Accounts (Depotgesetz) and are entrusted to such bank for collective custody (Sammelverwahrung) in Germany, the withholding tax is withheld and passed on for the account of the shareholders by the domestic credit or financial services institution (inländisches Kredit– oder Finanzdienstleistungsinstitut) (including domestic branches of such foreign enterprises), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent or by the central securities depository to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository, each a Paying Agent. The company in which shares are held does not assume any responsibility for the withholding of the withholding tax. In general, the withholding tax must be withheld regardless of whether and to which extent the distribution is exempt from tax at the level of a shareholder and whether the shareholder is domiciled in Germany or abroad.
As the ADS holders should, for German tax purposes, be treated as directly holding an interest in the company’s Class A shares, the description in the paragraph above should apply accordingly.
More specifically as regards to the distributions from ADSs, the German withholding tax will be withheld either by (i) the German financial institution that holds or administers the underlying Class A shares in custody and disburses or credits the dividend income from the underlying Class A shares or (ii) the German collective securities custodian, i.e., on the payment made to the depositary (in both cases (i) or (ii), a Paying Agent). Further, a withholding tax certificate should be issued which entitles the addressee of such certificate to a refund or tax credit of the German taxes withheld. The ADS holder should be entitled to the refund or tax credit (and not the legal owner which is the depositary) as it is treated for German tax purposes as the beneficial owner of the Class A shares. Consequently, the German taxes levied on the payments under the ADSs should be the same as if the ADS holder invested directly in the Class A shares because the ADS holder is either entitled to a refund or a tax credit. The ADS holders would be treated as if they hold Class A shares directly and withholding tax would be charged only once.
Taxation of the distributions from ADSs for investors not domiciled in Germany
ADS holders without a tax domicile in Germany whose ADSs are attributable to a German permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed, are also subject to tax in Germany on their dividend income. In this respect, the provisions outlined below for ADS holders with a tax domicile in Germany whose ADS are held as business assets apply accordingly (“—Taxation of the distributions from ADSs for investors domiciled in Germany—ADSs held as business assets”). The withholding tax (including the solidarity surcharge thereon) withheld and passed on will be credited against the income or corporate income tax liability or refunded in the amount of any excess.
In all other cases, ADS holders are only subject to German taxation with respect to specific German source income (beschränkte Steuerpflicht), in particular, dividends distributed by a German tax resident corporation. Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) are not taxable in Germany (provided the respective certification requirements are properly fulfilled). According to the ADR Tax Circular, dividend income from the underlying shares should be attributed to the holder of the ADSs for German tax purposes and not to the legal owner of the shares. As a consequence thereof, dividend income derived from ADSs should be treated as German source income (beschränkte Steuerpflicht).
Any German limited tax liability on dividends is discharged by withholding tax. Withholding tax is only reimbursed in the cases and to the extent described below.
However, withholding tax on dividends distributed to an ADS holder being a company domiciled in another EU Member State within the meaning of Article 2 of the Parent-Subsidiary Directive may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment of such a parent company resident in another EU Member State or to a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the company actually forms part of such permanent establishment’s business assets. As further requirements for a refund or exemption of withholding tax under the Parent-Subsidiary Directive, the ADS holder needs to hold ADSs that represent at least a 10% direct stake in the company’s registered capital for one year and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn) using an official form.

Based on the double taxation treaty concluded between Germany and the jurisdiction where an investor is tax resident for purposes of the respective double taxation treaty, which we refer to in the following as the Treaty, German withholding tax may be reduced to a lower tax rate usually amounting to 15% of the gross dividend on the basis of an applicable Treaty. In this event, the excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty should be refunded to the investors upon application. A U.S. investor for example initially should receive a net payment of €73.625 from a gross dividend amounting to €100 (i.e., €100 minus the 26.375% withholding tax). Such U.S. investor may, subject to fulfilling procedural requirements, be entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend. As a result, the U.S. investor may ultimately receive a payment of €85 in total (85% of the gross dividend amount) provided that it is entitled to Treaty benefits.
With effect for assessment periods starting January 1, 2017 a new provision to limit the entitlement of non-resident shareholders to a refund or a reduction of German dividend withholding tax under a double taxation treaty under certain circumstances has entered into force. Under the new rule, a refund or a reduction of German dividend withholding tax under a double taxation treaty will, in principle, only be granted, if (i) the non-resident ADS holder is not obliged to forward the dividend proceeds received to any other person, the non-resident (shareholder) ADS holder has continuously held beneficial ownership in the (shares of the company) ADSs for at least 45 days in the period beginning 45 days prior to the due date of the distribution and ending 45 days after the due date of the distribution, or the Minimum Holding Period, and the non-resident shareholder has continuously borne a market risk exposure of at least 70 percent during the Minimum Holding Period, taking hedging or comparable transaction into account. On the other hand, the new rule shall not apply (and the entitlement of a non-resident ADS holder to a refund or a reduction of German dividend withholding tax is not limited by this rule), if (i) the applicable double taxation treaty of the non-resident (shareholder) ADS holder provides for a withholding tax rate of at least 15%, or (ii) the non-resident ADS holder is subject to income taxation in its state of residency (without being tax exempt) and holds directly at least 10% in the share capital of the company paying the dividend or (iii) the non-resident ADS holder has continuously been holding the beneficial ownership in the shares of the company for a period of at least twelve months prior to the date on which the income accrued (Zufluss).
Investors should note that the aforementioned refund or reduction of German withholding tax under a Treaty requires the investor to make tax filings with the competent German tax office using a withholding tax certificate issued under German law by the agent, who has withheld and remitted the withholding tax (the Paying Agent). If the depositary operates an interface with DTC, it should have under regular circumstances sufficient information about the identity of the ADS holder so that a tax reclaim process can be filed with the competent German tax office and a withholding tax certificate can be issued to the ADS holder. In the absence of such withholding tax certificate, an ADS holder will not be entitled to receive a tax refund from the German tax authorities and may not credit the German withholding tax against its tax liability.
Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Central Tax Office’s website (www.bzst.de) or from embassies of the Federal Republic of Germany. The refund claim becomes time-barred after four years following the calendar year in which the dividend is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.
Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), a paying or disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the ADS holders for whom it holds the company’s ADSs in custody. However, the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under a Treaty.
If dividends are distributed to corporations subject to a limited tax liability in Germany, i.e. corporations with no statutory seat or place of management in Germany, and if the shares neither belong to the assets of a permanent establishment or fixed place of business in Germany nor form part of business assets for which a permanent representative in Germany has been appointed, two-fifths of the tax withheld at the source can be, subject to national anti-treaty shopping provisions, refunded even if the prerequisites for a refund under the Parent-Subsidiary Directive or the relevant Treaty are not fulfilled. The relevant application forms are available at the German Federal Central Tax Office at the address specified above.
The exemption from withholding tax under the Parent-Subsidiary Directive as well as the aforementioned possibilities for a refund of withholding tax depend on certain other conditions being met (particularly the fulfillment of so-called substance requirements—Substanzerfordernisse).
Taxation of the distributions from ADSs for investors domiciled in Germany
Based on the assumption that the ADS holder should be treated, in line with the ADR Tax Circular, as the beneficial owner of the Class A shares for German tax purposes, German ADS holders should be subject to German taxation as if they owned the Class A shares directly.
ADSs held as non-business assets
Dividends distributed to ADS holders with a tax domicile in Germany whose ADSs are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e. 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax (flat tax—Abgeltungsteuer) unless the ADS holder applies for the regular, progressive tax rate. Income-related expenses cannot be deducted from the capital investment income, except for an annual lump-sum deduction (Sparer-Pauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly). However, the ADS holder may request that its capital investment income (including dividends) along with its other taxable income is taxed at the progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden (Günstigerprüfung). In this case, the withholding tax will be credited against the progressive income tax and any excess amount will be refunded. Pursuant to the view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction.
Exceptions from the flat tax apply upon application for ADS holders with underlying shares of at least 25% in the company and for ADS holders with underlying shares of at least 1% in the company and who work for the company in a professional capacity.
With regard to dividends received after December 31, 2014, an automatic procedure for deducting church tax applies unless the ADS holder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office. The church tax payable on the dividend is withheld and passed on by the Paying Agent. In this case, the church tax for dividends is satisfied by the Paying Agent withholding such tax. Church tax withheld at source may not be deducted as a special expense (Sonderausgabe) in the course of the tax assessment, but the Paying Agent may reduce the withholding tax (including the solidarity surcharge) by 26.375% of the church tax to be withheld on the dividends. If the ADS holder has filed a blocking notice and no church tax is withheld by a Paying Agent, an ADS holder subject to church tax is obliged to declare the dividends in his income tax return. The church tax on the dividends is then levied by way of a tax assessment.
As an exemption, dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany with ADSs held as non-business assets, do, contrary to the above, not form part of the ADS holder’s taxable income (provided the respective certification requirements are properly fulfilled). If the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the ADS holder’s acquisition costs, negative acquisition costs will arise which can result in a higher capital gain in case of the ADSs’ or shares’ disposal. This will not apply if (i) the ADS holder or, in the event of a gratuitous transfer, its legal predecessor, or, if the ADSs have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be) disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company, or a Qualified Holding, and (ii) the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In such a case of a Qualified Holding, a dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) is deemed a sale of the ADSs and is taxable as a capital gain if and to the extent the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In this case, the taxation corresponds with the description in “—German taxation of capital gains from ADSs—ADS holder with a domicile in Germany” made with regard to ADS holders maintaining a Qualified Holding.
The Paying Agent which keeps or administers the ADSs and pays or credits the capital income is required to create so-called pots for the loss set-off (Verlustverrechnungstöpfe) to allow for setting-off of negative capital income with current and future positive capital income. A set off of negative capital income administrated by one Paying Agent with positive capital income administrated by another Paying Agent is not possible and can only be achieved in the course of the income tax assessment at the level of the respective investor. In this case, the taxpayer has to apply for a certificate confirming the amount of losses not offset with the Paying Agent where the pots for the loss set off exist. The application is irrevocable and has to reach the Paying Agent before December 15th of the respective year; otherwise the losses will be carried forward to the following year by the Paying Agent.

Withholding tax will not be withheld by a Paying Agent if the taxpayer provides the Paying Agent with an application for exemption (Freistellungsauftrag) to the extent that the capital income does not exceed the annual lump sum allowance (Sparerpauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly) as outlined on the application for exemption. Furthermore, no withholding tax will be levied if the taxpayer provides the Paying Agent with a non-assessment certificate (Nichtveranlagungsbescheinigung) to be applied for with the competent tax office of the investor.
ADSs held as business assets
Dividends from ADSs held as business assets by an ADS holder with a tax domicile in Germany are not subject to the flat tax. The taxation depends on whether the ADS holder is a corporation, a sole proprietor or a partnership (co-entrepreneurship). The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) withheld and paid will be credited against the ADS holder’s income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or refunded in the amount of any excess.
Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany whose ADSs are held as business assets are fully tax-exempt in the hands of such ADS holder (provided the respective certification requirements are properly fulfilled). To the extent the dividend payments funded from the company’s contribution account for tax purposes exceed the acquisition costs of the ADS, a taxable capital gain should occur. The taxation of such gain corresponds with the description in “—German taxation of capital gains from ADSs” made with regard to ADS holders whose ADSs are held as business assets (however, as regards the application of the 95% exemption in case of a corporation this is not undisputed).
Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the dividends are effectively 95% exempt from corporate income tax and the solidarity surcharge unless an exception is applicable thereto. 5% of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of 15.825%. In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However, dividends that an ADS holder received are not exempt from corporate income tax (including solidarity surcharge thereon), if the ADS holder only held (or holds) a direct participation of less than 10% in the underlying share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Underlying participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Underlying participations that an ADS holder holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the ADS holder only on a pro rata basis at the ratio of the interest share of the ADS holder in the assets of the relevant partnership.
However, the dividends (after deducting business expenses economically related to the dividends) are subject to trade tax in the full amount, unless the requirements of the trade tax participation exemption privilege are fulfilled. In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on amounts considered to be non-deductible business expenses (amounting to 5% of the dividend). Depending on the municipal trade tax multiplier applied by the relevant municipal authority, in most cases trade tax ranges from 7% to approximately 18.2%.
Sole proprietors
If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the ADSs belong to a domestic permanent establishment in Germany of a business operation of an ADS holder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the prerequisites of the trade tax participation exemption privilege are fulfilled. In this latter case the net amount of dividends, i.e. after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the ADS holder’s personal income tax, either in full or in part, by means of a lump-sum tax credit method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

Partnerships
If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income tax or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation of every partner depends on whether the partner is a corporation or an individual. If the partner is a corporation, the dividends contained in the profit share of the partner will be taxed in accordance with the rules applicable for corporations (see “Corporations” above). If the partner is an individual, the taxation follows the rules described for sole proprietors, (see “Sole proprietors” above). Upon application and subject to further conditions, an individual as a partner can have his personal income tax rate reduced for earnings retained at the level of the partnership.
In addition, the dividends are subject to trade tax in the full amount at the partnership level if the ADSs are attributed to a German permanent establishment of the partnership, unless the requirements of the trade tax participation exemption privilege are fulfilled. If a partner of the partnership is an individual, the portion of the trade tax paid by the partnership pertaining to his profit share will be credited, either in full or in part, against his personal income tax by means of a lump-sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see “Corporations” above) might impact the trade tax treatment at the level of the partnership. ADS holders are strongly recommended to consult their tax advisors. Under a literal reading of the law, if the partnership qualifies for the trade tax exemption privilege at the beginning of the relevant assessment period, the dividends should not be subject to trade tax. However, in this case, trade tax should be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the underlying shares in the company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to other than such specific corporate partners (which includes individual partners and should, under a literal reading of the law, also include corporate partners to whom, on a look-through basis, only Portfolio Participations are attributable) should (after the deduction of business expenses economically related thereto) not be subject to trade tax.
Special treatment of companies in the financial and insurance sectors and pension funds
If financial institutions or financial services providers hold ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor have 60% of their dividend income exempt from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to ADSs acquired by financial institutions in the meaning of the German Banking Act for the purpose of generating profits from short-term proprietary trading. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by financial institutions, financial service providers, and finance companies tax resident in another member state of the European Union or in other signatory states of the EEA Agreement. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.

Withholding tax—ADSs held in a German custody account
If and when the ADSs are held in a German custody account withholding tax may apply at different levels:

•
at a first level, there will be German withholding tax of 26.375% (including solidarity surcharge) on trivago N.V.’s dividend payment made to the ADS Agent; this withholding tax may be reduced to 15% or to a lower tax rate;

•
at a second level, the German paying agent that holds the ADSs in custody for the investor, or the German Distribution Paying Agent, is required to withhold again German withholding tax of 26.375% (including solidarity surcharge) plus church tax, if any. The German Distribution Paying Agent is the German domestic credit or financial services institution (inländisches Kredit– oder Finanzdienstleistungsinstitut) (including German domestic branches of such foreign enterprises), the German domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the ADSs and disburses or credits the ADS distributions.

Consequently, a higher tax burden may arise if the respective withholding tax certificate cannot be issued and therefore neither the German investor nor the ADS agent are able to use the withholding tax withheld at the first level or the second level as a tax credit or apply for a respective tax refund. The German Federal Ministry of Finance (Bundesministerium der Finanzen) has suggested and described a procedural solution to avoid such potential double taxation in an interpretation circular dated October 26, 2011 (BMF IV C 1 – S 2400/11/10002:003). However, from a procedural perspective, it is not entirely clear whether this circular also applies to ADSs. This should be the case since ADSs are representing the underlying Class A shares (see above).
Especially if the ADS are not held with a German Distribution Paying Agent, a German investor should be required to include any payment from the ADSs in its German tax return and may not be entitled to credit taxes withheld at the first or second level against its German tax liability for the reason that the required withholding tax certificate has not been issued.
Further, the refund or credit of the withholding tax may be denied in a portion of three-fifths under certain circumstances as further described in more detail in Section 36a German Income Tax Act (Einkommensteuergesetz), inter alia, if and when the ADS holder is not the beneficial owner of the ADSs within a time frame of 45 days around the ex-date of the underlying Class A shares.
German taxation of capital gains from ADS
Taxation of capital gains from ADSs—ADS holder not tax resident in Germany
The capital gains from the disposition of ADSs realized by an ADS holder who is not a German tax resident should be subject to German tax only if such investor held ADSs that directly or indirectly represent 1% or more in the underlying company’s ordinary shares (i.e., a Qualified Holding as defined in “—Taxation of the distributions from ADS for investors domiciled in Germany—ADSs held as non-business assets”) at any time during a five year period preceding the disposition or if the ADSs or underlying shares belong to a domestic permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and amount of the holding would also be taken into account.
In case of a Qualified Holding, 5% of the gains from the disposal of the ADSs should under German domestic tax law currently be subject to corporate income tax plus the solidarity surcharge thereon if the ADS holder is a corporation. If the ADS holder is a private individual, only 60% of the gains from the disposal of the ADSs are subject to progressive income tax plus the solidarity surcharge thereon (partial-income method). However, most Treaties provide for an exemption from German taxation and attribute the right of taxation to the ADS holder’s state of residence. According to German tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the ADS holder submits to the Paying Agent a certificate of residence issued by the competent foreign tax authority.
In case of a Qualified Holding, the relevant ADS holder has to file a German tax return. Please note that a tax return is also required if Germany does not have the right to tax such capital gains pursuant to the individual applicable Treaty.

With regard to capital gains or losses from ADSs attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to ADS holders with a tax domicile in Germany whose ADSs are business assets apply mutatis mutandis (see “Taxation of capital gains from ADSs—ADS holder with a domicile in Germany—ADSs held as business assets”). The Paying Agent can refrain from deducting the withholding tax if the ADS holder declares to the Paying Agent on an official form that the ADSs form part of domestic business assets and certain other requirements are met.
German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ordinary shares or other securities, including ADSs, held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law with the exception of ADSs held by an ADS holder holding directly or indirectly through ADSs and shares at least 1% in the company’s ordinary share capital, does not create a limited tax liability in Germany so that there should be no obligation to withhold taxes on such capital gains. Further, it is not entirely clear by the German statutory law whether a withholding should be made if and when the (share) ADS holder creates a limited tax liability in Germany with its holding. However, an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017) provides that taxes need not to be withheld when the holder of the custody account is not a resident of Germany for German tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder holds 1% or more of the share capital of a German company through ADSs and shares. As a result, under no circumstances should there be an obligation to withhold taxes on capital gains realized by ADS holders not tax resident in Germany. Although this circular is not binding on German tax courts, in practice, the disbursing agents are required to follow the guidance contained in such interpretation circulars. But even if there is no withholding in Germany, the ADS holder is required to make a tax filing with the German tax authorities if and when it is subject to a limited tax liability in Germany with its capital gains under German domestic tax law.
Taxation of capital gains from ADSs—ADS holder with a domicile in Germany
The capital gain from the disposition of ADSs realized by an ADS holder who is tax resident in Germany should be subject to German tax as if the ADS holder owned the underlying Class A shares directly. This is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017) with respect to the limitation on the offsetting of capital loss from ADRs with capital gains from shares and/or ADRs and the exchange of the ADRs into the respective (represented) shares.

ADSs held as non-business assets
Gains from the disposal of ADSs by an ADS holder with a tax domicile in Germany and held as non-business assets are, regardless of the holding period, subject to a flat tax on capital investment income at a rate of 25% (plus the solidarity surcharge of 5.5% thereon, i.e. 26.375% in total plus any church tax if applicable) unless the ADS holder applies for the regular, progressive tax rate regime.
The taxable capital gain is computed as the difference between (a) the sale proceeds and (b) the acquisition costs of the ADS and the expenses related directly and economically to the disposal. Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) reduce the original acquisition costs; if dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceed the acquisition costs, negative acquisition costs, which can increase a capital gain, can arise in case of ADS holders, whose ADS are held as non-business assets and do not qualify as Qualified Holding.

Only an annual lump-sum deduction of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of ADSs or shares may only be offset against capital gains from the disposal of ADSs or shares.
If the disposal of the ADSs is executed by a domestic credit institution, domestic financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a Paying Agent), the tax on the capital gains will under regular circumstances be discharged for the account of the seller by the Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon) on the capital gain.
However, the ADS holder can apply for his total capital investment income together with his other taxable income to be subject to his progressive income tax rate as opposed to the flat tax on investment income, if this results in a lower tax liability. In this case, the withholding tax is credited against the progressive income tax and any resulting excess amount will be refunded. Pursuant to the current view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction. Further, the limitations on offsetting losses are also applicable under the income tax assessment.
If the withholding tax or, if applicable, the church tax on capital gains is not withheld by a Paying Agent, the ADS holder is required to declare the capital gains in his income tax return. The income tax and any applicable church tax on the capital gains will then be collected by way of assessment.
An automatic procedure for deducting church tax applies unless the ADS holder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office; church tax on capital gains is then withheld by the Paying Agent and is deemed to have been paid when the tax is deducted. A deduction of the withheld church tax as a special expense is not permissible, but the withholding tax to be withheld (including the solidarity surcharge) is reduced by 26.375% of the church tax to be withheld on the capital gains.
Regardless of the holding period and the time of acquisition, gains from the disposal of ADSs are not subject to the flat tax but to progressive income tax if an ADS holder domiciled in Germany, or, in the event of a munificent transfer, their legal predecessor, or, if the ADSs have been munificently transferred several times in succession, one of his legal predecessors at any point during the five years preceding the disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company (i.e., a Qualified Holding). In this case the partial income method applies to gains from the disposal of ADSs, which means that only 60% of the capital gains are subject to tax and only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. Even though withholding tax has to be withheld by a Paying Agent in the case of a Qualified Holding, this does not discharge the tax liability of the ADS holder. Consequently, an ADS holder must declare his capital gains in his income tax return. The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) levied and paid will be credited against the ADS holder’s income tax liability as assessed (including the solidarity surcharge thereon and any church tax if applicable) or refunded in the amount of any excess.
ADSs held as business assets
Gains from the sale of ADSs held as business assets of an ADS holder with a tax domicile in Germany are not subject to the flat tax. The taxation of the capital gains depends on whether the ADS holder is a corporation, a sole proprietor or a partnership (co-entrepreneurship).
Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the gains from the disposal of ADSs are, effectively 95% exempt from corporate income tax (including the solidarity surcharge thereon) and trade tax, regardless of the size of the participation and the holding period unless an exception is applicable thereto. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of 15.825% and trade tax (depending on the municipal trade tax multiplier applied by the municipal authority, in most cases between 7% and approximately 18%). As a rule, capital losses and other profit reductions in connection with ADSs (e.g. from a write-down) cannot be deducted for tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
Sole proprietors
If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the gains from the disposal of the ADSs are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5%, and, if applicable, church tax (partial-income method). Only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. If the ADSs belong to a German permanent establishment of a business operation of the sole proprietor, 60% of the gains of the disposal of the ADSs are, in addition, subject to trade tax.
Trade tax
Trade tax can be credited against the ADS holder’s personal income tax liability, either in full or in part, by means of a lump-sum tax credit method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
Partnerships
If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the ADSs as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see “Corporations” above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial-income method, see above under “Sole proprietors”). Upon application and subject to further conditions, an individual as a partner can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.
In addition, capital gains from the ADSs are subject to trade tax at the level of the partnership if the ADSs are attributed to a domestic permanent establishment of a business operation of the partnership, (i) at 60% as far as they are attributable to the profit share of an individual as the partner of the partnership, and, (ii) currently, at 5% as far as they are attributable to the profit share of a corporation as the partner of the partnership. Capital losses and other profit reductions in connection with the ADSs are currently not deductible for trade tax purposes if they are attributable to the profit share of a corporation; however, 60% of the capital losses are deductible subject to general limitations to the extent such losses are attributable to the profit share of an individual.
If the partner of the partnership is an individual, the portion of the trade tax paid by the partnership attributable to his profit share will be credited, either in full or in part, against his personal income tax by means of a lump-sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
Special treatment of companies in the financial and insurance sectors and pension funds
If financial institutions or financial services providers sell ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch) , they will neither be able to use the partial income method nor have 60% of their gains exempted from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, capital gains are fully taxable. The same applies to ADSs acquired by financial institutions in the meaning of the German Banking Act for the purpose of generating profits from short-term proprietary trading. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by financial institutions, financial service providers, and finance companies tax resident in another member state of the European Union or in other signatory states of the EEA Agreement or the ADSs reflect at least 1% of the share capital of the company. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.
Withholding tax
If the disposal of the ADSs is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a Paying Agent), a withholding tax, if applicable, at the rate of 26.375% (including the solidarity surcharge) plus church tax, if any, on the capital gains for the account of the seller will be withheld by the Paying Agent. No withholding tax should become due, however, if the investor held directly or indirectly 1% or more in the share capital of the company through ADSs and shares at any time during a five year period preceding the disposition. In this event, the relevant investor has to file a German tax return.

In case of a Paying Agent, capital gains from ADSs held as business assets are not subject to withholding tax in the same way as ADSs held as non-business assets by an ADS holder (see “—Taxation of capital gains from ADSs—ADS holder with a domicile in Germany—ADSs held as non-business assets”). Instead, the Paying Agent will not levy the withholding tax, provided that (i) the ADS holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADSs belong to the domestic business assets of an ADS holder, and the ADS holder declares so to the Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.
Taxation of capital gains from ADSs—Class A shares in exchange of the ADSs
An ADS holder may request from the issuer of the ADSs to receive the Class A shares in exchange for the ADSs. This kind of exchange should not be qualified as a sale of the ADSs followed by an acquisition of the Class A shares, because ADSs should represent a beneficial ownership interest in the underlying shares and the holders of ADSs should for German tax purposes be treated as if they held the shares directly (please refer to “Item 3 D. Risk Factors” above). This treatment is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017). The income taxation of Class A shares follows the same basic principles as described for the ADSs.

German inheritance and gift tax
It is unclear whether the German inheritance or gift tax applies to the transfer of ADSs, as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act (“Erbschaftsteuer- und Schenkungsteuergesetz”). However, if German inheritance or gift tax is applicable to ADSs, then under German law, this transfer would be subject to German gift or inheritance tax if:
(a) the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or
(b) at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or
(c) the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.
Generally, the transferee may be subject to inheritance or gift tax in Germany and in the jurisdiction where he or she is tax resident if such jurisdiction has such a tax. There are only limited treaties that intend to avoid the potential double taxation. Under the treaty between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000), or the United States-Germany Inheritance and Gifts Tax Treaty, and assuming that this treaty applies to ADSs, a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States within the meaning of the United States-Germany Inheritance and Gift Tax Treaty and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed. Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.
If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift tax is also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

Other German taxes
There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADSs in Germany. Further, no value added tax is currently levied on the purchase or disposal or other forms of transfer of the ADSs; however, an entrepreneur may opt to subject disposals of ADSs, which are in principle exempt from value added tax, to value added tax if the sale is made to another entrepreneur for the entrepreneur’s business. Net worth tax (Vermögensteuer) is currently not levied in Germany. It is still unclear and not yet decided whether Germany, based on a potential EU Directive, will introduce a Financial Transaction Tax.
Material Netherlands tax considerations
General
The following is a summary of material Netherlands tax consequences of the acquisition, ownership and disposal of our ADSs or Class A shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisors with regard to the tax consequences of investing in the ADSs or Class A shares in their particular circumstances. The discussion below is included for general information purposes only. In general, for Dutch tax purposes, beneficial owners of ADSs should be treated as the beneficial owners of the Class A shares represented by such ADSs.
Please note that this summary does not describe the tax considerations for:
(i) holders of ADSs or Class A shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii) a holder of ADSs or Class A shares that is not an individual for which its shareholdings qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);
(iii) holders of ADSs or Class A shares who are individuals for whom the ADSs or Class A shares or any benefit derived from the ADSs or Class A shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and
(iv) pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.
Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands and Netherlands law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law until this date as available in printed form, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend withholding tax
We are required to withhold Dutch dividend withholding tax at a rate of 15 % from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we should not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which events the following applies. See “Item 3 D. Risk Factors—If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”
Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of Class A shares, or proceeds of the repurchase of Class A shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Class A shares as recognized for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•
an amount equal to the par value of Class A shares issued or an increase of the par value of Class A shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•
partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of Class A shares have resolved in advance at a general meeting to make such repayment and the par value of the Class A shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder.
Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 52%, rate for 2017), if:

(a)
the ADSs or Class A shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

(b)
the holder of the ADSs or Class A shares is considered to perform activities with respect to the ADSs or Class A shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs or Class A shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs or Class A shares, the ADSs or Class A shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed variable return on his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available.
For the net investment assets on January 1, 2017, the variable return varies between 2.87% and 5.39% (depending on the amount of such holder’s net investment assets on January 1, 2017). The variable return will be adjusted annually. Actual benefits derived from the ADSs or Class A shares are as such not subject to Netherlands income tax.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000, rates for 2017).
Non-residents of the Netherlands
A holder of ADSs or Class A shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under ADSs or the Class A shares or any gain realized on the disposal or deemed disposal of the ADSs or Class A shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)
such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs or Class A shares are attributable; and

(iii)
in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ADSs or Class A shares that go beyond ordinary asset management and does not derive benefits from the ADSs or Class A shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes
Residents of the Netherlands
Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs or Class A shares by way of a gift by, or on the death of, a holder of ADSs or Class A shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands
No Netherlands gift or inheritance taxes will arise on the transfer of the ADSs or Class A shares by way of gift by, or on the death of, a holder of ADSs or Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)
in the case of a gift of ADSs or Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.
For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Other taxes and duties
No Netherlands value added tax (omzetbelasting) and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ADSs or Class A shares on any payment in consideration for the acquisition, ownership or disposal of the ADSs or Class A shares (other than a payment for financial services that are not exempt from Netherlands value added tax and that are rendered to the holder of ADSs or Class A shares that is resident in Netherlands for Netherlands tax purposes).
Material U.S. federal income tax considerations
The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ADSs. This discussion applies only to U.S. Holders that acquire ADSs in this offering, hold such ADSs as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended, the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ADSs. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.
The following discussion also does not address U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws such as:

•	banks and other financial institutions;

•	regulated investment companies, real estate investment trusts and grantor trusts;

•	insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	tax-exempt entities or any individual retirement account or Roth IRA as defined in Sections 408 and 408A of the Code, respectively;

•	U.S. expatriates;

•	persons holding our ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of the voting power or value of our stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders (as defined below);

•	persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities or arrangements treated as such (or persons holding our ADSs through partnerships or other pass-through entities or arrangements treated as such).
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of an ADS that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a U.S. person.

The tax treatment of a partner in a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes that holds our ADSs will depend on such partner’s status and the activities of the partnership.
The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs should be treated as the beneficial owner of the underlying Class A shares represented by the ADSs. Accordingly, no gain or loss should be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of any foreign taxes paid and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying Class A shares.
Distributions
Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions made with respect to our ADSs (including the amount of any foreign taxes withheld therefrom, if any, and excluding certain pro rata distributions of our Class A Shares or other similar equity interests) will be includable in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income, to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. So long as we do not compute earnings and profits under U.S. federal income tax principles, all such distributions made with respect to our ADSs should be treated as dividends. Dividends on our ADSs will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.
With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income,” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and the federal republic of Germany or with respect to any dividend paid on ADSs which are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs. Our ADSs have been approved for listing on NASDAQ, which is an established securities market in the United States. Once listed, the ADSs should be considered readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years.
The amount of any distribution on our ADSs paid in foreign currency will be equal to the U.S. dollar value of such currency on the date such distribution is includible in income by the recipient, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
Sale or other taxable disposition of our ADSs
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder’s adjusted tax basis in such ADSs. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period for such ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.
If the consideration received for our ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition. If our ADSs are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service), such holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ADSs are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of disposition (as determined above) and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder’s initial tax basis in our ADSs will equal the cost of such ADSs. If a U.S. Holder used foreign currency to purchase our ADSs, the cost of our ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our ADSs are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
Foreign taxes
Foreign taxes (if any) withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If a refund of any such foreign tax is available to a U.S. Holder under the laws of the country imposing such tax or under an applicable income tax treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and will be considered “passive category” income or, in the case of certain U.S. Holders, “general category income,” in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source. In addition, any gain from the sale or other taxable disposition of ADSs by a U.S. Holder will constitute U.S. source income. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends or gain that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
Passive Foreign Investment Company
Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds raised in this offering of ADSs. Even if we otherwise meet the PFIC test described above, we may nevertheless not be considered a PFIC for our start-up year if certain conditions are met.
Based on the bases of our assets, the anticipated market price of our ADSs in this offering, the expected market price of our ADSs following this offering and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
If we were classified as a PFIC for any taxable year during which a U.S. Holder held ADSs, such holder would be subject to special tax rules with respect to any “excess distribution” that it receives in respect of our ADSs and any gain it realizes from a sale or other disposition (including a pledge) of our ADSs, unless such holder makes a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs;

•
the amount allocated to the current taxable year, and any taxable year in such holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, dividend distributions made to such holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

A U.S. Holder will be required to make an annual filing with the Internal Revenue Service if such holder holds our ADSs in any year in which we are classified as a PFIC.
If we are a PFIC for any year during which a U.S. Holder holds our ADSs, we will continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder holds our ADSs. If we cease to be a PFIC, such a U.S. Holder may be able to avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ADSs with respect to which the deemed sale election was made will not be treated as ADSs in a PFIC unless we subsequently become a PFIC.
If a U.S. Holder is eligible to and does make a mark-to-market election, such holder will include as ordinary income the excess, if any, of the fair market value of our ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of our ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of our ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our ADSs.
A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the ADSs.
U.S. information reporting and backup withholding
Dividend payments with respect to our ADSs and proceeds from the sale, exchange or redemption of our ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or otherwise properly establishes an exemption from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund and furnishing any required information to the Internal Revenue Service.

Foreign financial asset reporting
Individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ADSs may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ADSs.

Transfer reporting requirements
A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a newly created non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (ii) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds $100,000. U.S. Holders should consult their tax advisers regarding the applicability of this requirement to their acquisition of ADSs.
THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS UNDER THE INVESTOR’S CIRCUMSTANCES.

F.	Dividends and Paying Agents
Not applicable.

G.	Statements by Experts
Not applicable.

H.	Documents on Display
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public

Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information
Not applicable.

Item 11	Quantitative and Qualitative Disclosures About Market Risk
See “Item 5 Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

Item 12	Description of Securities Other than Equity Securities

A.	Debt Securities.
Not applicable.

B.	Warrants and Rights.
Not applicable.

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
Deutsche Bank Trust Company Americas, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class A share (or a right to receive one Class A share) deposited with Deutsche Bank AG, or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered and the depositary’s principal executive office is located at 60 Wall Street, New York, New York 10005.
A deposit agreement among us, the depositary and you the ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. A copy of the Agreement is incorporated by reference as an exhibit to this annual report.
Fees and Expenses
Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.02 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.02 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.02 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.02 per ADS held
• Depositary services	Up to US$0.02 per ADS held on the applicable record date(s) established by the depositary bank

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14	Material Modification to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Securities Holders
Not applicable.

B.	Use of Proceeds
In December 2016, we sold 20,826,606 ADSs, each representing one Class A share, with a nominal value of €0.06 per share, in our IPO at a public offering price of $11.00 per ADS, for aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, of €207.8 million.
The offering commenced on December 5, 2016 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-214591, for our initial public offering of ADSs was December 15, 2016. J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC acted as joint book-running managers of the offering and as representatives of the underwriters.
None of the payments described in this Item 14. were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.
There has been no material change in the planned use of proceeds from our initial public offering, as described in our final prospectus filed with the SEC pursuant to rule 424(b) under the Securities Act on December 16, 2016.

Item 15	Control and Procedures

A.	Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2016, have concluded that, based on such evaluation, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, due to a material weakness in internal control over financial reporting. The material weakness relates to the lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or processes and procedures, particularly in the areas of share-based compensation, build-to-suit lease accounting and internal use software and capitalization of website development costs and other complex, judgmental areas and consequently must rely on the assistance of outside advisors with expertise in these matters to assist us in our preparation of U.S. GAAP financial statements and our compliance with SEC reporting obligations.

B.	Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because trivago is an“emerging growth company” under the JOBS Act.

D.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. See “Item 5 A. Operating and Financial Review and Prospects—Operating Results -Internal Control over Financial Reporting” for information regarding our current internal control over financial reporting.

Item 16A	Audit Committee Financial Expert
Mr. Peter Kern, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16 A. of Form 20-F and as determined by our supervisory board.

Item 16B	Code of Ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, members of our senior management and members of our management board and supervisory board, including those members of our senior management responsible for financial reporting. Our code of ethics is posted on our company website at:http://ir.trivago.com/phoenix.zhtml?c=254450&p=irol-govHighlights. We will disclose any substantive amendments to the code of business conduct and ethics, or any waiver of its provisions, on our website. The reference to our website does not constitute incorporation by reference of the information contained at or available through our website.

Item 16C	Principal Accountant Fees and Services
The following table sets forth, for each of the years indicated, the fees billed by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed. Audit fees also include fees for services rendered for the audit of our financial statements but charged to our controlling shareholder.

	Year ended December 31,		Year ended December 31,
(in thousands)	2015	%	2016	%
Audit Fees	€909	95.2%	€1,924	99.8%
Audit-related Fees	—	—	—	—
Tax Fees	46	4.8%	3	0.2%
All Other Fees	—	—	—	—
Total	€955		€1,927
Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.
Audit Related Fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report.
Tax Fees relate to the aggregated fees for services rendered on tax compliance.
All Other Fees are any additional amounts billed for products and services provided by the independent auditor.
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our initial public offering. The policy was adopted on December 9, 2016. The AC pre-approval function can be delegated to AC Chairman or another AC member outside of meetings.

Item 16D	Exemptions From the Listing Requirements and Standards for Audit Committees
Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F	Change in Registrants Certifying Accountant
None.

Item 16G	Corporate Governance
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. In addition to the home country practices described under Item 6 C. of this annual report, the home country practices followed by our company in lieu of NASDAQ rules are described below:

•
We do not intend to follow the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of NASDAQ Listing Rule 5620(b).

•
We do not intend to follow the requirements of NASDAQ Listing Rule 5605(d), which requires an issuer to have a compensation committee that, inter alia, consists entirely of independent directors, and NASDAQ Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations.

•
We do not intend to follow the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with certain events, such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements.

Because we are a foreign private issuer, our management board members, supervisory board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. As a Dutch company, we are subject to the DCGC and are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting NASDAQ requirement or otherwise), we must list the reasons for any deviation from the DCGC in our annual report.

We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of NASDAQ and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of international companies listed on NASDAQ.

The best practice provisions we do not apply include the following. We may deviate from additional best practice provisions in the future. Such deviations will be disclosed in our annual report.

The DCGC recommends that all supervisory board members except one are independent within the meaning of the DCGC. A majority of our supervisory board members is independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only supervisory board members will be independent. We may need to deviate from the DCGC’s independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of NASDAQ and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on NASDAQ. We may need to further deviate from the DCGC’s independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the definition of independence in the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the DCGC.

The DCGC recommends that our supervisory board establish a selection and appointment committee. Because we are a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market, we do not believe that a selection and appointment committee will be beneficial for our governance structure. We will not establish a selection and appointment committee.

Under our articles of association, members of the management board and the supervisory board shall be appointed on the basis of a binding nomination prepared by the supervisory board. This means that the nominee shall be appointed to the management board or supervisory board, as the case may be, unless the general meeting of shareholders strips the binding nature of the nomination (in which case a new nomination shall be prepared for a subsequent general meeting of shareholders). Our articles of association will provide that the general meeting of shareholders can only pass such resolution by a two thirds majority representing at least half of the issued share capital. However, the DCGC recommends that the general meeting can pass such resolution by simple majority, representing no more than one-third of the issued share capital.

Under our articles of association, members of the management board and the supervisory board can only be dismissed by the general meeting of shareholders by simple majority, provided that the supervisory board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a two-thirds majority representing at least half of the issued share capital. Similar to what has been described above, the DCGC recommends that the general meeting of shareholders can pass a resolution to dismiss a member of the management board or supervisory board by simple majority, representing no more than one-third of the issued share capital.

The DCGC recommends against providing equity awards as part of the compensation of a supervisory board member. However, the company may wish to deviate from this recommendation and grant equity awards to its supervisory board members.

Item 16H	Mine Safety Disclosure
Not applicable.

PART III

Item 17	Financial Statements
See “Item 18 Financial Statements.”

Item 18	Financial Statements
See the Financial Statements beginning on page F-1.

Item 19	Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333- 214591

2.1	Form of Amended and Restated Shareholders’ Agreement of trivago N.V.	F-1/A	12/5/2016	4.1	333- 214591

2.2	Form of IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH.	F-1/A	12/5/2016	4.2	333- 214591

2.2	Form of Deposit Agreement.	F-1/A	12/5/2016	4.3	333- 214591

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).	F-1/A	12/5/2016	4.4	333- 214591

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333- 214591

4.2	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.	F-1/A	12/5/2016	10.2	333- 214591

4.3	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.	F-1/A	12/5/2016	10.3	333- 214591

4.4	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft für Immobilien mbH and trivago GmbH, dated September 15, 2011.	F-1/A	12/5/2016	10.4	333- 214591

4.5	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.	F-1/A	12/5/2016	10.5	333- 214591

4.6	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333- 214591

4.7	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333- 214591

4.8	Services and Support Agreement by and between Expedia LPS Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333- 214591

4.9	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.					X

4.10	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	F-1/A	12/5/2016	10.11	333- 214591

8.1	List of Subsidiaries.	F-1	11/14/2016	21.1	333-214591

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.					X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Rolf Schrömgens
Rolf Schrömgens
Chief Executive Officer, Managing Director

Date:	3/9/2017

By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer, Managing Director

Date:	3/9/2017

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of trivago N.V.

We have audited the accompanying consolidated balance sheets of trivago N.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of trivago N.V. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
/s/ Marcus Senghaas /s/ Nicole Dietl
Wirtschaftsprüfer Wirtschaftsprüferin
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 9, 2017

Consolidated Financial Statements

trivago N.V.
Consolidated statements of operations
(Amounts in thousands, except per share amounts)

	Year ended December 31,
	2014	2015	2016
Revenue	€209,137	€298,842	€485,942
Revenue from related party	100,195	194,241	268,227
Total revenue	309,332	493,083	754,169
Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(2)	1,443	2,946	4,273
Selling and marketing(1)	286,234	461,219	674,729
Technology and content(1)	15,388	28,693	51,658
General and administrative, including related party(1)(3)	6,536	18,065	54,097
Amortization of intangible assets	30,025	30,030	13,857
Operating income (loss)	(30,294)	(47,870)	(44,445)
Other income (expense)
Interest expense	(11)	(147)	(137)
Other, net	(1,435)	(2,667)	(139)
Total other income (expense), net	(1,446)	(2,814)	(276)
Income (loss) before income taxes	(31,740)	(50,684)	(44,721)
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670
Net loss	(23,096)	(39,366)	(51,391)
Net loss attributable to noncontrolling interests	0	239	710
Net loss attributable to trivago N.V.	€(23,096)	€(39,127)	€(50,681)

Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic and diluted			€0.00
Shares used in computing earnings per share:

Basic and diluted			237,811

(1) Includes share-based compensation as follows:
Cost of revenue	€0	€238	€737
Selling and marketing	1,052	3,360	10,913
Technology and content, net of capitalized internal-use software and website development costs	1,207	4,545	15,816
General and administrative	123	5,986	26,256
(2) Amortization of acquired technology included in Amortization of intangible assets is as follows:	19,927	19,927	3,750
Amortization of internal use software and website development costs included in Technology and content is as follows:	191	475	1,410
(3) Includes related party shared service fee as follows:
General and administrative	€1,506	€2,826	€4,185
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from December 16, 2016 through December 31, 2016, the period following the capitalization of the parent company and IPO (see Note 13).

See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of comprehensive income (loss)
(in thousands)

	Year ended December 31,
	2014	2015	2016
Net loss	€(23,096)	€(39,366)	€(51,391)
Other comprehensive income (loss)
Currency translation adjustments	0	(166)	161
Total other comprehensive income (loss)	0	(166)	161
Comprehensive loss	(23,096)	(39,532)	(51,230)
Less: Comprehensive loss attributable to noncontrolling interests	0	393	581
Comprehensive loss attributable to trivago N.V.	€(23,096)	€(39,139)	€(50,649)

See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(Amounts in thousands, except per share amounts)

	As of December 31,
	2015	2016
ASSETS
Current assets:
Cash	€17,556	€227,298
Restricted cash	685	884
Accounts receivable, less allowance of €251 and €152 at December 31, 2015 and September 30, 2016, respectively	19,748	36,658
Accounts receivable, related party	23,605	16,505
Prepaid expenses and other current assets	4,603	11,529
Total current assets	66,197	292,874

Property and equipment, net	12,853	46,862
Other long-term assets	936	955
Intangible assets, net	189,909	176,052
Goodwill	490,360	490,503
TOTAL ASSETS	€760,255	€1,007,246

LIABILITIES AND STOCKHOLDERS' EQUITY / MEMBERS’ EQUITY
Current liabilities:
Accounts payable	€26,263	€39,965
Income taxes payable	256	3,433
Short-term debt	20,000	—
Members’ liability	13,377	—
Related party payable (Note 9 and 16)	7,129	—
Deferred revenue	2,264	5,078
Accrued expenses and other current liabilities	2,720	12,627

Total current liabilities	72,009	61,103

Deferred income taxes	57,994	53,156
Other long-term liabilities	5,896	38,565
Commitments and contingencies (Note 15)	—	—
Redeemable noncontrolling interests	2,076	351

Stockholders'/members' equity:
Subscribed capital	48	—
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,026,635 shares issued and outstanding as of December 31, 2016	—	1,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 209,008,088 shares issued and outstanding as of December 31, 2016	—	125,405
Reserves	695,871	584,667
Contribution from Parent	55,529	122,200
Accumulated other comprehensive income (loss)	(12)	21
Retained earnings (accumulated deficit)	(129,156)	(179,837)
Total stockholders' equity attributable to trivago N.V. / members' equity	622,280	654,258
Noncontrolling interest	—	199,813
Total stockholders' / members' equity	622,280	854,071
TOTAL LIABILITIES AND STOCKHOLDERS' / MEMBERS’ EQUITY	€760,255	€1,007,246
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(in thousands)

Description	Subscribed capital	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from Parent	Total members' equity
Balance at January 1, 2014	€38	€700,105	€(66,933)	€0	€51,197	€684,407
Net loss			(23,096)			(23,096)
Other comprehensive loss (net of tax)						—
Contribution from Parent					1,506	1,506
Share-based compensation expense		1,751				1,751
Balance at December 31, 2014	€38	€701,856	€(90,029)	€0	€52,703	€664,568
Net loss (excludes €239 of net loss attributable to redeemable noncontrolling interest)			(39,127)			(39,127)
Other comprehensive loss (net of tax)				(12)		(12)
Adjustment to the fair value of redeemable noncontrolling interests		(239)				(239)
Issue of subscribed capital, options granted	10					10
Contribution from Parent					2,826	2,826
Share-based compensation expense		(5,746)				(5,746)
Balance at December 31, 2015	€48	€695,871	€(129,156)	€(12)	€55,529	€622,280

Description	Subscribed capital	Class A Common Stock	Class B Common Stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from Parent	Noncontrolling interest	Total members’ equity
Balance at January 1, 2016	€48			€695,871	€(129,156)	€(12)	€55,529	€0	€622,280
Net income (loss) prior to IPO (excludes €952 of net loss attributable to redeemable noncontrolling interest holders)					(51,581)				(51,581)
Other comprehensive income (net of tax)						33			33
Settlement of options exercised	1			4,929					4,930
Adjustment to the fair value of redeemable noncontrolling interests				(995)					(995)
Contribution from Parent							4,185		4,185
Share-based compensation expense prior to IPO				2,465			62,486		64,951
Corporate reorganization	(49)	552	125,405	(344,914)				219,006	0
Dividends to noncontrolling interest holder				(170)					(170)
Issuance of common stock, net of issuance costs of €4,921		1,250		201,671					202,921
Changes in ownership of noncontrolling interests				19,478				(19,478)	0
Net income (loss) subsequent to IPO (excludes €43 of net loss attributable to redeemable noncontrolling interest holders)					900			285	1,185
Share-based compensation expense subsequent to IPO				459					459
Reclassification of option liability to reserves				4,893					4,893
Changes in ownership of redeemable noncontrolling interests				980					980

Balance at December 31, 2016	€0	€1,802	€125,405	€584,667	€(179,837)	€21	€122,200	€199,813	€854,071
See notes to trivago N.V. unaudited condensed consolidated financial statements.

trivago N.V.
Consolidated statements of cash flows
(in thousands)

	Year ended December 31,
	2014	2015	2016
Operating activities:
Net loss	€(23,096)	€(39,366)	€(51,391)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	1,400	2,649	5,083
Amortization of intangible assets	30,025	30,030	13,857
Share-based compensation (See Note 9)	2,382	14,129	53,722
Deferred income taxes	(9,315)	(10,444)	(4,838)
Foreign exchange (gain) loss	1,554	960	(16)
Bad debt (recovery) expense	408	(410)	1,589
Non-cash charge, contribution from Parent	1,506	2,826	4,185
Changes in operating assets and liabilities, net of effects from of businesses acquired:
Accounts receivable, including related party	(10,710)	(18,540)	(11,256)
Prepaid expense and other assets	(461)	(121)	(7,144)
Accounts payable	6,930	13,102	13,879
Accrued expenses and other liabilities	(2,351)	2,415	7,486
Deferred revenue	485	1,780	2,814
Taxes payable/receivable, net	1,873	(25)	3,177
Net cash (used in) / provided by operating activities	630	(1,015)	31,147
Investing activities:
Acquisition of redeemable noncontrolling interests	—	—	(874)
Acquisition of business, net of cash acquired	(897)	(286)	—
Capital expenditures, including internal-use software and website development	(3,726)	(6,224)	(8,121)
Net cash used in investing activities	(4,623)	(6,510)	(8,995)
Financing activities:

Payments of initial public offering costs	—	—	(882)
Proceeds from issuance of credit facility	—	20,000	20,000
Payments on credit facility	—	—	(40,000)
Payment of loan to shareholder	—	(7,129)	—
Payment of loan to related party	—	(1,039)	—
Net proceeds from issuance of common stock	—	—	207,840
Proceeds from exercise of option awards	—	—	685
Proceeds from issuance of loan from related party	1,039	7,129	—
Proceeds from exercise of members’ equity awards	—	10	1
Net cash provided by financing activities	1,039	18,971	187,644
Effect of exchange rate changes on cash	105	(32)	(54)
Net increase (decrease) in cash	(2,849)	11,414	209,742
Cash at beginning of year	8,991	6,142	17,556
Cash at end of year	€6,142	€17,556	€227,298
Supplemental cash flow information:
Cash paid for interest	€11	€100	€160
Cash paid for taxes	2,100	751	8,696
Non-cash investing and financing activities:
Offering costs included in accrued expenses	—	—	4,038
Fixed assets-related payable	53	306	129
Capitalization of construction in process related to build-to-suit lease	—	4,852	30,883
Extinguishment of loan to members through contribution from Parent in members’ equity	—	—	7,129
Extinguishment of loan from related party through members’ liability	—	—	7,129
See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Notes to consolidated financial statements

1.Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels by facilitating consumers’ search for hotel accommodation, through online travel agents (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, Expedia, Inc. (the "Parent" or "Expedia") completed the purchase of a controlling interest in the Company.
Initial public offering
In December 2016, we sold 20,826,606 ADSs, each representing one Class A share, with a nominal value of €0.06 per share, in our initial public offering (“IPO”) at a public offering price of $11.00 per ADS, for aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, of €207.8 million.
Corporate reorganization
In connection with the IPO, the Company underwent a corporate reorganization, and as of December 31, 2016, trivago N.V. is the parent holding company with a 68.3% controlling interest in trivago GmbH.
Prior to the completion of the IPO, Expedia owned 63.5% and Messrs. Schrömgens, Vinnemeier and Siewert, (whom we collectively refer to as the “Founders”) owned 36.5%, in aggregate, of the voting power in trivago GmbH. On November 7, 2016, travel B.V., a Dutch private company with limited liability under Dutch law was formed in order to affect the corporate reorganization. Prior to the completion of the IPO, Expedia contributed all of its shares in trivago GmbH to travel B.V. in a capital increase in exchange for newly issued Class B shares of travel B.V. The Founders contributed 940 shares of trivago GmbH, representing 6.7% of their aggregate shareholding in trivago GmbH, to travel B.V. in a capital increase in exchange for newly issued Class A shares of travel B.V. As a result of these contributions, 96.3% of the share capital and 99.6% of the voting power in travel B.V. was held by Expedia and 3.7% of the share capital and 0.4% of the voting power in travel B.V. was held by the Founders, whereas 66.0% of the voting power in trivago GmbH was held by travel B.V. and 34.0% of the voting power in trivago GmbH was held by the Founders. Effective with the IPO, travel B.V., changed its legal form and became trivago N.V and all Class A and B shares of travel B.V. were converted to Class A and B shares of trivago N.V.
ADSs representing the 9,200,029 Class A shares of the Founders in trivago N.V. and additional 20,826,606 ADSs representing newly issued Class A shares in trivago N.V. were sold in the IPO.

After the IPO, 68.3% of the voting power in trivago GmbH is held by trivago N.V. and 31.7% is held by the Founders which is reflected as noncontrolling interest in these consolidated financial statements.

As of December 31, 2016, Expedia’s ownership interest and voting interest in trivago N.V. was 87.4% and 98.6%, respectively. Assuming the share capital increase of trivago GmbH that became effective on February 8, 2017 had been effective at that time, Expedia’s indirect ownership interest and voting interest in trivago GmbH was 59.7% and 64.7%, respectively.
Basis of presentation
The corporate reorganization, as described above, is considered a transaction between entities under common control. As a result, the financial statements for periods prior to the IPO and the corporate reorganization are the financial statements of trivago GmbH as the predecessor to the Company for accounting and reporting purposes. Unless otherwise specified, “the Company” refers to trivago N.V., and trivago GmbH and its respective subsidiaries throughout the remainder of these notes.

These consolidated financial statements reflect Expedia’s basis of accounting due to the change in control in 2013 when Expedia acquired a controlling ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.
Expedia incurs certain costs on behalf of trivago. The consolidated financial statements reflect the allocation of certain of Expedia’s corporate expenses to trivago (see Note 16 - Related Parties for further information). We recorded all corporate allocation charges from Expedia within our consolidated statement of operations and as a contribution from Parent within the consolidated statement of changes in equity. Our management believes that the assumptions underlying the consolidated financial statements are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of trivago, nor does it reflect what the historical financial position, results of operations and cash flows of trivago would have been had we been a stand-alone company during the periods presented.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, our revenue is generally highest in the second and third quarters of each year. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher profits in the second half of the year as we typically have higher marketing expenses in the first half of the year in advance of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically receive payment for referrals within 30 days of the referral. Therefore, our cash flow varies seasonally with a slight lag to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary may influence the typical trend of our seasonal patterns in the future.

2.Significant accounting policies
Consolidation
Our consolidated financial statements include the accounts of trivago and entities we control. All significant intercompany balances and transactions have been eliminated in consolidation.
We record noncontrolling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the noncontrolling interest share of net income or loss from our redeemable noncontrolling interest entities and our noncontrolling interest in trivago GmbH.
As discussed in Note 1, as a result of the corporate reorganization, trivago N.V. consolidates trivago GmbH and trivago GmbH is considered to be the predecessor to trivago N.V. for accounting and reporting purposes. We characterize the 31.7% minority interest in trivago GmbH as of December 31, 2016 as a noncontrolling interest and classify it as a component of stockholders’ equity in our consolidated financial statements.
Noncontrolling interests with shares redeemable at the option of the minority holders in myhotelshop and base7 have been included in redeemable noncontrolling interests. We classify the redeemable noncontrolling interest as a mezzanine equity below non-current liabilities in our consolidated financial statements. See Note 11 - Redeemable noncontrolling interests for further discussion.
Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition, intangible assets and goodwill, redeemable noncontrolling interest, acquisition purchase price allocations, and share-based compensation.

Revenue recognition
We recognize revenue from services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.
Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, a portion of our revenue is generated through subscription-based services earned through trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period with deferred revenue recognized upon receipt of payment in advance of revenue recognition.
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the three years ended December 31, 2014, 2015 and 2016 cost of revenue excludes €19.9 million, €19.9 million and €3.8 million, respectively, of amortization expense of acquired technology. As of December 31, 2014, 2015 and 2016 cost of revenue excludes €0.2 million, €0.5 million and €1.4 million, respectively, of amortization expense related to internal use software and website development.
Restricted cash
Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value.
Accounts receivable
Accounts receivable are generally due within thirty days and are recorded net of an allowance for doubtful accounts. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole.
Property and equipment, net including software and website capitalization
We record property and equipment at cost, net of accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, capitalized software development and furniture and other equipment. We amortize leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease, the majority of which will be fully amortized through 2018.
Certain direct development costs associated with website and internal-use software are capitalized during the application development stage. Capitalized costs include external direct costs of services and payroll costs (including share-based compensation). The payroll costs are for employees devoting time to the software development projects principally related to website and mobile app development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as property and equipment and are generally amortized over a period of three years beginning when the asset is ready for use. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, which is generally a period of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
Leases
We lease office space in several countries under non-cancelable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.
We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease.
In July 2015, we entered into a lease for new corporate headquarters with 26,107 square meters of office space. Pursuant to the lease, the Landlord will build this office building in Düsseldorf, Germany. As a result of our involvement in the construction project and our responsibility for paying a portion of the costs of normal finish work and structural elements of the premises, the Company was deemed for accounting purposes to be the owner of the premises during the construction period pursuant to build-to-suit lease accounting guidance under ASC 840. Therefore, the Company recorded project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the Company has paid or incurred for normal tenant improvements and structural improvements had also been recorded as part of the construction-in-progress asset.
We have a lease that includes both building and land. We have bifurcated our lease payments pursuant to the premises into: a portion that is allocated to the building (a reduction to the financing obligation); and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December 31, 2015 and 2016, we have recorded €0.9 million and €1.7 million, respectively, of land rent expense in connection with this lease.
Business combinations
We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Recoverability of goodwill and indefinite-lived intangible assets
Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values as of the date of change in reporting units. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually in the fourth quarter of the year, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If so, we perform a quantitative assessment and compare the fair value of that reporting unit to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

We generally base the measurement of fair value of our three reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our weighted average cost of capital, long-term rate of growth and profitability of our business. The market valuation approach indicates the fair value of the business based on a comparison of the reporting unit to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to the company’s total fair value.
In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to forgo the initial qualitative assessment and perform a quantitative analysis in our annual evaluation of indefinite-lived intangible assets.
Recoverability of intangible assets with definite lives and other long-lived assets
Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of generally less than seven years. We review the carrying value of long-lived assets or asset groups, including property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group’s carrying amount and its estimated fair value.
Income taxes
We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.
We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense.
Presentation of taxes in the statements of operations
We present taxes that we collect from advertisers and remit to government authorities on a net basis in our consolidated statements of operations.
Foreign currency translation and transaction gains and losses
The consolidated Financial Statements have been prepared in euros, the reporting currency. Certain of our operations outside of the Eurozone use the local currency as their functional currency. We translate revenue and expense at average exchange rates during the period and assets and liabilities at the exchange rates as of the consolidated balance sheet dates and include such foreign currency translation gains and losses as a component of other comprehensive income. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have significant transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our consolidated statements of operations related to the recurring remeasurement and settlement of such transactions.
Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations. For the years ended December 31, 2014, 2015 and 2016, our advertising expense was €271.4 million, €432.2 million and €623.5 million, respectively. As of December 31, 2014, 2015 and 2016, we had €4.5 million, €3.8 million and €3.4 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.
Share-based compensation
All share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by Expedia in 2013. There were no options granted subsequent to the IPO through the end of the year. The following methods were used to measure the fair value of these awards prior to the IPO and we will continue to amortize the fair value thereof as follows for all pre-IPO equity grants:
We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our Class A shares prior to the IPO, the expected share price volatility for our Class A shares prior to the IPO was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements, and scheduled exercise windows. Prior to the IPO, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have contractual terms that align with prescribed liquidation windows.
We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.
We recognize the effect of forfeitures in the period that the award was forfeited.
Fair value recognition, measurement and disclosure
The carrying amounts of cash and restricted cash reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.
We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:
Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 - Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding the Company's cash and customers with significant accounts receivable balances.
Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia, our controlling shareholder, and its affiliates represent 32%, 39% and 36%, respectively, of our revenue for the years ended December 31, 2014, 2015 and 2016, and 55% and 31%, respectively, of total accounts receivable as of December 31, 2015 and 2016. Priceline.com and its affiliates represent 28%, 27% and 43%, respectively, of revenues for the years ended December 31, 2014, 2015 and 2016 and 21% and 48%, respectively, of total accounts receivable as of December 31, 2015 and 2016.
Contingent liabilities
We have no material legal matters as of December 31, 2015 or 2016, as discussed further in Note 15 - Commitments and Contingencies. Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. See Note 15 - Commitments and Contingencies.
Adoption of new accounting pronouncements
In March 2016, the FASB issued new guidance related to accounting for share-based payments. The updated guidance changes how companies account for certain aspects of share-based payments awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Recent accounting policies not yet adopted
In May 2014, the FASB issued an ASU amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption prohibited for accounting periods beginning before December 15, 2016. We expect to have our preliminary evaluation, including the selection of an adoption method, completed by the end of the first half of 2017. We are not planning on early adopting and currently expect to adopt the new revenue recognition guidance in the first quarter of 2018.
In January 2016, the FASB issued new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
In February 2016, the FASB issued new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
In August and November 2016, the FASB issued new guidance related to the statement of cash flows which clarifies how companies present and classify certain cash receipts and cash payments as well as amends current guidance to address the classification and presentation of changes in restricted cash in the statement of cash flows. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
In January 2017, the FASB issued new guidance clarifying the definition of a business for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted for transactions that occurred before the issuance date or effective date of the standard if the transactions were not reported in financial statements that have been issued or made available for issuance. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
In January 2017, the FASB issued new guidance simplifying subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
3.Acquisitions
On December 19, 2014, we completed the acquisition of a 100% equity interest in Rheinfabrik, for a total purchase consideration of €1.0 million in cash. The acquisition provides us a talent base of employees skilled in the Android and iOS app development.
On July 16, 2015, we completed the acquisition of a 61.3% equity interest in myhotelshop N.V. (“myhotelshop”), a marketing manager, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition. The acquisition provides trivago direct relationships with independent hotels through the myhotelshop portal.
On August 5, 2015, we completed the acquisition of a 52.3% equity interest in base7booking.com Sarl (“base7”), a cloud based property management service provider, for total purchase consideration of €2.1 million in cash. The acquisition provides us access to the Company’s workforce and the “know-how” regarding base7’s all-in-one property management system, which creates opportunity to enhance trivago’s direct marketing.
The acquisitions of base7 and myhotelshop provide us the opportunity to enhance our strategic marketing capabilities as we intend to integrate the workforce and independent hotel relationships acquired with ours in order to deliver an overall better customer experience to our customer base.
The purchase price from our acquisitions was allocated to the fair value of assets acquired and liabilities assumed in the respective years as follows:

	Year ended December 31,
(in thousands)	2014	2015
Goodwill	€859	€2,583
Identifiable intangible assets:
Customer relationships	0	38
Net assets acquired(1)	180	2,224
Redeemable noncontrolling interest	0	(2,230)
Total purchase consideration	€1,039	€2,615

(1) Includes cash acquired of €0.1 million and €2.4 million in 2014 and 2015, respectively.
The identifiable intangible asset relates to the customer relationships acquired as part of the myhotelshop acquisition. The fair value was estimated using the multi-period-excess-earnings method of the income approach (“Level 3” on the fair value hierarchy). Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with each type of asset. We believe that the level and timing of cash flows appropriately reflect market participant assumptions.
The goodwill of €0.9 million and €2.6 million for acquisitions in the years ended December 31, 2014 and 2015, respectively, is primarily attributable to assembled workforce and operating synergies. The goodwill has been allocated to our three operating segments and is not expected to be deductible for tax purposes.
The fair value of the noncontrolling interest in myhotelshop and base7 was estimated to be €2.2 million at the time of acquisition. In addition, the purchase agreement of myhotelshop and base7 each contain certain put/call rights whereby we may acquire, and the minority shareholders may sell to us, the minority shares of the company at fair value beginning in 2018 or earlier if the call option held by trivago is exercised to purchase the outstanding equity interest of base7. As the noncontrolling interest is redeemable at the option of the minority holders, we classified the balance as redeemable noncontrolling interest with future changes in the fair value above the initial basis recorded as charges or credits to retained earnings (or additional paid-in capital in absence of retained earnings).
Acquisition-related costs of €0.2 million and €0.8 million have been recognized in the statement of operations as general and administrative expenses for the years ended December 31, 2014 and 2015, respectively.
The acquired companies have been consolidated into our financial statements on the acquisition date. Revenue and operating loss recognized in 2014 for Rheinfabrik is not significant. We have recognized €1.4 million in revenue and €0.5 million in operating losses for the year ended December 31, 2015 for base7 and myhotelshop.
Combined Pro forma Information
Supplemental information on an unaudited combined pro forma basis, as if the acquisitions had been consummated on January 1, 2014, is presented as follows:

	Year ended December 31,
(in thousands)	2014	2015
Revenue	€311,076	€494,387
Net loss	€(22,973)	€(39,359)

On December 22, 2016, we exercised our call option in order to purchase the remaining 47.7% noncontrolling interest in base7 for a cash consideration of approximately €0.9 million. As such, we became the sole owner of base7. Given we had a controlling interest in base7 prior to the exercise of the call option, the change in ownership is treated as a step-acquisition and accounted for as an equity transaction. As such, we have eliminated the redeemable noncontrolling interest of base7 and changes in redeemable noncontrolling interest due to attributed earnings and foreign exchange gains/losses as of December 22, 2016 and any difference between carrying value and acquisition value was adjusted to Reserves in shareholders’ equity. See Note 11 - Redeemable noncontrolling interest.

4.Fair value measurement
The redeemable noncontrolling interest is measured at fair value on a recurring basis as of December 31, 2015 and 2016 and classified using the fair value hierarchy in the tables below:

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Redeemable noncontrolling interest:
Put/call option	€2,076	€0	€0	€2,076
Total mezzanine equity	€2,076	€0	€0	€2,076

	December 31, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Redeemable noncontrolling interest:
Put/call option	€351	€0	€0	€351
Total mezzanine equity	€351	€0	€0	€351

See Note 11 - Redeemable noncontrolling interest for further information on the fair value of the put/call option classified as Level 3. As of December 31, 2015, the carrying value of our credit facility approximates fair value, and the balance was zero as of December 31, 2016. For the years ended December 31, 2015 and 2016 we had no financial assets classified as Level 2 or 3. See Note 2 - Significant accounting policies for more information.

5.Property and equipment, net

	As of December 31,
(in thousands)	2015	2016
Capitalized software and software development costs	€4,517	€7,302
Computer equipment	5,186	8,358
Furniture and fixtures	1,963	2,743
Office equipment	394	1,009
Leasehold improvements	964	1,811
Subtotal	13,024	21,223
Less: accumulated depreciation	5,024	10,096
Construction in process	4,853	35,735
Property and equipment, net	€12,853	€46,862

As of December 31, 2015 and 2016, our internally developed capitalized software development costs, net of accumulated amortization, were €1.9 million and €2.6 million, respectively. For the years ended December 31, 2014, 2015 and 2016 we recorded amortization of capitalized software development costs of €0.2 million, €0.5 million, and €1.2 million, respectively, which is included in technology and content expenses within the consolidated statements of operations.

In June 2015, we signed a contract to build our new future corporate headquarters in Düsseldorf, Germany. The Company was deemed to be the owner of the premises during the construction period under build-to-suit lease accounting guidance under ASC 840. Therefore, a construction-in-progress asset and a related construction financing obligation were recorded on our consolidated balance sheets. The building assets are included in construction in process and will begin depreciating when the costs incurred related to the build out of the headquarters are complete and the normal tenant improvements are ready for their intended use, which is expected to be in 2018.

6.Goodwill and intangible assets, net

The following table presents our goodwill and intangible assets as of December 31, 2015 and 2016:

	As of December 31,
(in thousands)	2015	2016
Goodwill	€490,360	€490,503
Intangible assets with definite lives, net	20,409	6,552
Intangible assets with indefinite lives	169,500	169,500
Total	€680,269	€666,555

Impairment Assessments
As of December 31, 2015 and 2016, we had no accumulated impairment losses of goodwill or indefinite-lived intangible assets.
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2015	€214,152	€191,718	€82,084	€487,954
Additions	1,134	1,015	434	2,583
Foreign exchange translation	(78)	(70)	(29)	(177)
Balance as of December 31, 2015	215,208	192,663	82,489	490,360
Foreign exchange translation	63	56	24	143
Balance as of December 31, 2016	€215,271	€192,719	€82,513	€490,503

For the year ended December 31, 2015, the additions to goodwill relate to our acquisitions as described in Note 3 - Acquisitions.
Indefinite-lived Intangible Assets
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2015 and 2016:

(in thousands)	December 31, 2015			December 31, 2016
	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Customer relationships	€38	€(5)	€33	€38	€(15)	€23
Partner relationships	34,220	(24,055)	10,165	34,220	(32,610)	1,610
Technology	59,780	(56,030)	3,750	59,780	(59,780)	—
Non-compete agreement	10,800	(4,339)	6,461	10,800	(5,881)	4,919
Total	€104,838	€(84,429)	€20,409	€104,838	€(98,286)	€6,552

Amortization expense was €30.0 million for each of the years ended December 31, 2014 and December 31, 2015 and €13.9 million for the year ended December 31, 2016. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2016, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2017	€3,163
2018	1,553
2019	1,546
2020	290
Total	€6,552

7.Debt - credit facility

We maintain a €50.0 million uncommitted credit facility at an interest rate of LIBOR + 1% per annum, which is guaranteed by Expedia, that may be terminated at any time by the lender. As of December 31, 2015 and December 31, 2016 we had €20.0 million and €0 million in borrowings outstanding on the consolidated balance sheet, respectively. The borrowings are classified as a short-term debt based on the lender’s ability to terminate the facility at any time.

8.Employee benefit plans

For defined contribution plans, trivago pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The amount of expense recognized for defined contribution pension plans was not material for the years ended December 31, 2014, 2015 and 2016.

9.Share-based awards and other equity instruments
Option issuance prior to IPO
In connection with the controlling-interest acquisition of trivago by Expedia in 2013, certain outstanding trivago employee options as of the acquisition date were replaced with new trivago employee option awards exercisable into trivago Class A shares. The replacement awards were exchanged at acquisition date fair value and maintained their original service-based vesting schedule and strike price of €1. The original service-based vesting period for these awards are between one and three years. The options also contained conditions which allowed holders to put underlying shares to Expedia (and for which Expedia can call) during prescribed liquidity windows in 2016 and 2018, however holders are required to exercise options and hold underlying shares for a reasonable period of time prior to liquidation in order to participate in the risks and rewards of equity ownership. Of the 887 option awards outstanding as of January 1, 2014, 858 option awards were replaced at the time of Expedia’s acquisition of a controlling interest in us and the remaining were additional grants in 2013 which contained similar provisions as the replacement awards.
180, 77 and 146 Class A employee share options were granted in 2014, 2015 and 2016, respectively. Additionally, 62,178 and 74,580 Class B employee share options were granted in 2015 and 2016, respectively, which have economic and voting rights that are 1/1000 of a Class A option. Class A and Class B are presented as the same class of shares and Class B option awards are presented in terms of Class A equivalents. The majority of the employee share options granted in 2014, 2015, and 2016 had strike prices of €1. The remaining options in 2014 and 2015 were granted with strike prices which approximated the 2013 acquisition date fair value of trivago shares and the remaining 2016 options were granted with a strike price equal to the fair value of trivago shares estimated at the time of grant. All option awards granted in 2014, 2015, and 2016 contain service based vesting provisions between two and three years. The shares subscribed for underlying the grants in 2014, 2015, and 2016 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.
In the third quarter of 2015, 484 Class A equivalent trivago employee option awards were exercised for nominal proceeds. The underlying shares were held by employees in order to participate in the 2016 liquidity window. Upon exercise of these options, trivago paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, trivago recognized a related party payable for this amount. trivago’s extension of this nonrecourse loan to employees triggered an accounting modification and changed the classification of the awards from equity to liability accounting treatment, resulting in a one-time modification charge of €7.3 million and subsequent liability accounting treatment requiring remeasurement to fair value at each reporting period until settlement in 2016. The shareholder loan receivable was netted within the members’ liability balance which reflects the value of the liability awards, net of the loan.
There were certain shares held by trivago employees which were originally awarded in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia exercised a call right on these shares and elected to do so at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity. The exercise resulted in an incremental share-based compensation charge of approximately €43.7 million in the second quarter of 2016 pursuant to liability award treatment. The differential between the cash settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. The €7.1 million related party payable and the €7.1 million shareholder loan receivable, netted within the members’ liability balance, was extinguished due to cash withheld from proceeds paid to employees by Expedia as part of this call right exercised by Expedia. The acquisition of these employee minority interests increased Expedia’s ordinary ownership of trivago to 63.5%.
In the third quarter of 2016, 38 class A equivalent trivago employee option awards were exercised for nominal proceeds. All of these awards were liability-classified awards and their subsequent subsequent settlement resulted in a reclassification of €4.2 million from Option liability to Reserves in equity. The options exercised were later called by Expedia, with the options exercised having strike prices in excess of €1. Expedia withheld all of the proceeds from exercise, which resulted in a €0.7 million payment to trivago and an offsetting impact to Reserves in equity.
Amendment to trivago option plan
In conjunction with the IPO of trivago N.V. there was a modification to the trivago option plan on December 22, 2016. The modification converted the options for shares in trivago GmbH into options for shares in trivago N.V. The adjustment to the terms of the options was equitable to the option holder, whereas the fair value calculated before and after the adjustment resulted in no incremental fair value. There was no change to the vesting or service conditions of the awards due to the amendment to the trivago option plan. The liquidity windows in 2018 and beyond are no longer in effect under the amended trivago option plan.
Furthermore, as part of the modification of options for shares in trivago GmbH to options for shares in trivago N.V., all awards are considered to be equity classified awards as of the modification date. Prior to the modification, certain awards with an exercise price higher than €1 were liability classified as the option holders were not expected to participate in the risks and rewards normally associated with equity share ownership for a reasonable period of time. However, with the modification, the employees no longer have the option for the Company to settle the options in cash and with the IPO the employees can now have access to a liquid market for the shares of trivago N.V., allowing them to participate in the risks and rewards or equity share ownership. The amendment to the plan and modification resulted in a €4.9 million reclassification of the liability for these options to Reserves in equity and the awards are classified as equity going forward.
2016 Omnibus Incentive Plan
In conjunction with the IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan. The maximum number of Class A shares available for issuance under the 2016 Plan is 34,711,009 Class A shares. Management board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates (excluding supervisory board members) are eligible for awards under the 2016 Plan.
The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed to with the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to our eligible award recipients.
Awards include options, share appreciation rights, restricted share units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan for Management board members shall not be less than the fair market value of a share as defined in the 2016 Plan on the relevant grant date. The option exercise price for options under the 2016 Plan for other eligible individuals can be less than the fair market value of a share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
Options and share appreciation rights shall vest and become exercisable at such time and pursuant to such conditions as determined by the plan committee and as may be specified in an individual grant agreement. The plan committee may at any time accelerate the exercisability of any option or share appreciation right. Restricted shares may vest based on continued service, attainment of performance goals or both continued service and performance goals. The plan committee at any time may waive any of these vesting conditions.
Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan will also have a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan.
As of December 31, 2016, there were no awards granted under the 2016 Plan.
trivago amended option plan
Under the trivago amended option plan, we may grant share options and other share-based awards to management board and supervisory board members, officers, employees and consultants. We issue new shares to satisfy the exercise or release of share-based awards.
The following table presents a summary of our share option activity in trivago N.V. equivalent shares:

	As of December 31, 2016
	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
			(In years)
Balance as of January 1, 2014	887	€1
Granted	180	€9,974
Balance as of December 31, 2014	1,067	€1,683
Granted	139	€3,871
Exercised	484	€1
Balance as of December 31, 2015	722	€3,239
Granted	221	€80,926
Exercised	39	€17,953
Cancelled	2	€1
Balance as of December 31, 2016	902	€21,637	0.77	€68,235
Balance as of December 31, 2016 (trivago N.V. equivalents)	7,704,659
Exercisable as of December 31, 2016	517	€209	0.77	€89,663
Vested and expected to vest after December 31, 2016	902	€21,637	0.77	€68,235

As discussed above, the options legally exercised in 2015 were subject to an accounting modification that changed their classification from equity to liability awards. These awards remained subject to variable accounting treatment through their settlement date in June 2016. The total intrinsic value of share options exercised was €16.2 million and €3.0 million for the year ended December 31, 2015 and December 31, 2016, respectively.
As of December 31, 2014, 100 Class A option awards were subject to liability accounting. Of the outstanding options at December 31, 2015, 130 Class A and 7 Class B options (in terms of Class A equivalents options) were subject to liability accounting. Prior to the IPO, 93 Class A and 6 Class B options (in terms of Class A equivalents options) were subject to liability accounting. As of December, 31, 2016, no option awards are subject to liability accounting.
During the three years ended December 31, 2014, 2015 and 2016, we awarded share options as our only form of share-based compensation. The fair value of share options granted during the years ended December 31, 2014, 2015 and 2016 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:

	Year ended December 31,
	2014	2015	2016
Risk-free interest rate	1.31%	1.31%	1.31%
Expected volatility	46%	46%	46%
Expected life (in years)	2.98	1.82	2.68
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€22,689	€29,496	€34,425

In 2014, 2015 and 2016, we recognized total share-based compensation expense of €2.4 million, €14.1 million and €53.7 million, respectively. There was no income tax benefit related to share-based compensation expense for 2014, 2015 and 2016. Additionally, €8 thousand, €103 thousand and €318 thousand of share-based compensation cost was capitalized in 2014, 2015 and 2016, respectively, as part of software development costs.
Cash received from share-based award exercises for the years ended December 31, 2014, 2015 and 2016 was €0, €10 thousand and €685 thousand, respectively.
As of December 31, 2016, there was approximately €9.3 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense in less than one year.

10.Income taxes

The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(in thousands)	2014	2015	2016
Current income tax expense (benefit):
Germany	€628	€(1,032)	€11,405
Other countries	43	158	103
Current income tax expense (benefit)	671	(874)	11,508
Deferred income tax (benefit) expense:
Germany	(9,315)	(10,444)	(4,838)
Other countries	—	—	—
Deferred income tax (benefit) expense	(9,315)	(10,444)	(4,838)
Income tax expense (benefit)	€(8,644)	€(11,318)	€6,670
Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income (loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(in thousands)	2014	2015	2016
Germany	€(32,033)	€(50,446)	€(32,985)
Other countries	293	(238)	(11,736)
Income (loss) before income taxes	€(31,740)	€(50,684)	€(44,721)

A reconciliation of amounts computed by applying the German statutory income tax rate to income from continuing operations before income taxes to total income tax expense (benefit) is as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016
Income (loss) before income taxes	€(31,740)	€(50,684)	€(44,721)
Income tax expense at German tax rate (31.23%)	(9,912)	(15,829)	(13,964)
Foreign rate differential	(11)	34	219
Expected tax expense (benefit)	(9,923)	(15,795)	(13,745)
Tax effect from:
Non-deductible share-based compensation	744	4,409	16,875
Non-deductible corporate costs	470	882	1,306
Changes in uncertain tax positions	—	(1,666)	—
Movement in valuation allowance	—	98	1,921
Other differences	65	754	313
Income tax expense (benefit)	€(8,644)	€(11,318)	€6,670

Our effective tax rate was 27.2% in 2014, 22.3% in 2015 and (14.9)% in 2016. This is due to non-deductible share-based compensation of (pre-tax) €2.4 million in 2014, €14.1 million in 2015 and €53.7 million in 2016. Furthermore, corporate costs were pushed down from Expedia (pre-tax) €1.5 million for 2014, €2.8 million for 2015 and €4.2 million for 2016, which are non-deductible for tax purposes. Additional details on the movement in valuation allowance and changes in uncertain tax positions are included below.
Other differences relate to one-off items during the year. In 2015, €520 thousand of the total €852 thousand was related to the non-tax deductible expense for the release of a contingent asset at the level of trivago GmbH. The remainder of the other differences amount in 2015 and 2016 relate to various small non-deductible expenses at the level of trivago GmbH.
Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,
(in thousands)	2014	2015	2016
Balance, beginning of year	€1,545	€1,666	€—
Reductions due to lapsed statute of limitations during current year		(1,666)	—
Interest and penalties	121	—	—
Balance, end of year	€1,666	€—	€—
In 2013, an uncertain tax position was provided for related to the deductibility of certain compensation payments in 2010 and 2011. In 2015, a tax audit was finalized for the years 2009 through to 2012. This resulted in a full release of the uncertain tax position. There are no uncertain tax positions provided for in 2016.
Deferred income taxes
As of December 31, 2015 and 2016, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(in thousands)	2015	2016
Deferred tax assets:
Prepaid expense and other current assets	€683	€1,285
Accounts payable, other	456	5
Net operating loss and tax credit carryforwards	110	3,566
Other	750	1,331
Total deferred tax assets	1,998	6,187
Less valuation allowance	(98)	(3,550)
Net deferred tax assets	1,900	2,637
Deferred tax liabilities:
Intangible assets, net	59,301	54,972
Property and equipment	594	812
Other	—	9
Total deferred tax liabilities	59,894	55,793
Net deferred tax asset/(liability)	€(57,994)	€(53,156)

As of December 31, 2016, we had net operating loss carryforwards (“NOLs”) for a tax-effected amount of approximately €3.6 million. The tax-effected NOL carryforwards increased from the amount recorded as of December 31, 2015 primarily due to pre-tax losses at the level of the trivago N.V. (€3.2 million) and myhotelshop Germany (€0.4 million). trivago N.V. is a Dutch company, however has its tax residency in Germany. If not utilized, the tax-effected NOL carryforwards of €3.6 million may be carried forward indefinitely.
As of December 31, 2016, we had a valuation allowance for a tax-effected amount of approximately €3.6 million related to the NOL carryforwards for which it is more likely than not the tax benefit will not be realized. The tax-effected valuation allowance increased by €3.5 million from the amount recorded as of December 31, 2015. Of the €3.5 million increase in tax-effected valuation allowance, €1.6 million is related to tax losses which have arisen as part of the IPO in 2016 and which were included directly in equity. If recognized, the total amount of €3.6 million unrecognized tax benefits would impact the effective tax rate, that is the unrecognized tax benefits would affect (if recognized) the tax provision within continuing operations.
The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was insignificant (below €0.1 million) as of December 31, 2016 and therefore we have not provided for deferred income taxes on this taxable temporary difference. In the event we distribute such earnings in the form of dividends or otherwise, these would be tax exempt for all investments located in Europe. Any capital gains on the sale of participations would be 95% exempt under German tax law.

The Company is subject to audit by federal, state, local and foreign income tax authorities. The German tax authorities have finalized their tax audit of trivago’s German federal income tax returns for the periods ended December 31, 2009 through December 31 2012 and no material corrections were identified. Currently, there are no tax returns for trivago or subsidiaries under audit. As of December 31, 2016, for trivago and its subsidiaries, statute of limitations for tax years 2013 through 2016 remain open to examination by German tax authorities.

11.Redeemable noncontrolling interests
Noncontrolling interest exists in entities majority owned by us, which are carried at fair value as the noncontrolling interests contain certain rights, whereby we may acquire and the minority shareholders may sell to us the additional shares of the companies. A reconciliation of redeemable noncontrolling interest for the years ended December 31, 2015 and December 31, 2016 is as follows:

	Year ended December 31,
(in thousands)	2015	2016
Balance, beginning of the period	€0	€2,076
Acquisition of redeemable noncontrolling interests	2,230	0
Net loss attributable to noncontrolling interests	(239)	(995)
Fair value adjustments through members’ equity	239	995
Currency translation adjustments and other	(154)	129
Change in ownership of noncontrolling interest	—	€(1,854)
Balance, end of period	€2,076	€351
For information on redeemable noncontrolling interest acquired during 2015, see Note 3 - Acquisitions.
As of December 31, 2015, the fair value of the redeemable noncontrolling interest has been adjusted by €239 thousand for the net loss attributable to noncontrolling interest. A fair value adjustment has been recorded of €239 thousand to reflect the fair value of the noncontrolling interest for the year ended December 31, 2015.
As of December 31, 2016, the fair value of the redeemable noncontrolling interest has been adjusted by €995 thousand for the net loss attributable to the noncontrolling interest in myhotelshop and the noncontrolling interest in base7 through the date of acquisition. A total fair value adjustment has been recorded of €995 thousand to reflect the fair value of the noncontrolling interests for the year ended December 31, 2016. On December 22, 2016, we acquired the remaining noncontrolling interest in base7. As the change in ownership interest does not result in a loss of control, the acquisition is considered an equity transaction. Consequently, we have eliminated the redeemable noncontrolling interest of base7 and changes in redeemable noncontrolling interest due to attributed earnings and foreign exchange gains/losses as of December 22, 2016.

12.Stockholders'/members' equity
Subscribed capital (prior to the corporate reorganization, see Note 1)
The historical financial statements of trivago GmbH and its controlled subsidiaries made reference to the members’ equity as trivago GmbH Class A units and trivago GmbH Class B units. The equity of a GmbH was not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights of a trivago GmbH Class A unit.
Class A and Class B common stock (after the corporate reorganization, see Note 1)

As of December 31, 2016, we had ADSs representing 30,026,635 Class A shares outstanding, 209,008,088 Class B shares outstanding and the Founders will have the right to exchange their shares in trivago GmbH for 110,791,880 Class A shares or Class B shares in trivago N.V. subject to applicable limitations imposed under federal securities law.
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. The holder of our Class B shares, Expedia, is entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation.
Accumulated other comprehensive income (loss)
Accumulated other comprehensive income represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2016, we do not expect to reclassify any amounts included in accumulated other comprehensive income (loss) into earnings during the next 12 months.
Contribution from Parent
The beginning contribution from Parent balance represents the pushdown of share-based compensation expense from Expedia. The change year over year primarily relates to additional share-based compensation expense as well as Expedia corporate expenses allocated to trivago. See Note 1 - Organization and basis of presentation, Note 9 - Share-based awards and other equity instruments and Note 16 - Related party transactions.
Dividends
In December 2016, trivago GmbH agreed to effect a one-time dividend payment in respect of fiscal year 2016. The dividend is in the amount of €0.5 million and will be paid to shareholders of record prior to the IPO, resulting in a €0.2 million cash outflow to trivago N.V.

13.Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest as a result of the corporate reorganization and IPO, for the period from December 16, 2016 (effective date of the corporate reorganization and IPO) through December 31, 2016, by the weighted average number of Class A and Class B common stock outstanding during the same period. There were no shares of Class A or Class B common stock outstanding prior to December 16, 2016, therefore no earnings per share information has been presented for any period prior to that date.
The following table presents our basic and diluted earnings per share:

(In thousands, except per share data)	December 16, 2016 through December 31, 2016
Numerator:
Net income	€1,185
Less: net income attributable to noncontrolling interest	285
Net income attributable to trivago N.V.	€900
Denominator:
Weighted average shares of Class A and Class B common stock outstanding - basic and diluted	237,811

Earnings per share attributable to trivago N.V. available to Class A and Class B common stockholders - basic and diluted	€0.00

14.Other, net
For the years ended December 31, 2014, 2015 and 2016, Other, net were primarily made up of the following: (i) foreign exchange rate gains (losses) due to the revaluation of foreign currency receivables and payables and, (ii) the reversal of an indemnification asset related to an uncertain tax position and the related interest - See Note 10 - Income taxes as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016
Foreign exchange rate gains (losses), net	€(1,558)	€(1,006)	€16
Indemnification asset and related interest	123	(1,661)	—
Other expenses	€—	€—	€(155)
Total	€(1,435)	€(2,667)	€(139)

15.Commitments and contingencies
Credit facility, purchase obligations and guarantees
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2016 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€40,374	€31,374	€9,000	€—	€—

Our purchase obligations represent minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

In addition, our redeemable noncontrolling interest in myhotelshop contains certain put/call rights whereby we may acquire and the minority shareholders may sell to us the minority shares of the Company. See Note 3 - Acquisitions for further information.
Lease commitments
We have contractual obligations in the form of operating leases for office space and related office equipment. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis over the lease term. Lease obligations expire at various dates through 2038. For the years ended December 31, 2014, 2015 and 2016, our rental expense was €2.2 million, €3.3 million and €4.6 million, respectively.
We have operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
The following table presents our estimated future minimum rental payments under operating leases with noncancelable lease terms that expire after December 31, 2016:

(in thousands)	Year ending December 31,
2017	€4,035
2018	6,367
2019	8,324
2020	6,799
2021	6,799
2022 and thereafter	38,433
Total	€70,757
Legal proceedings
In the ordinary course of business, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of trivago. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. As of December 31, 2015 and 2016, there were no material contingent matters or lawsuits.

16.Related party transactions
Relationship with Expedia, Inc.
We have commercial relationships with Expedia and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and ebookers. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. Related-party revenue from Expedia of €100.2 million, €194.2 million and €268.2 million for the years ended December 31, 2014, 2015 and 2016, respectively, primarily consists of click through fees and other advertising services provided to Expedia and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 32%, 39% and 36% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively.
Our operating expenses include a related-party shared services fee, of €1.5 million, €2.8 million and €4.2 million for the years ended December 31, 2014, 2015 and 2016, respectively. This shared service fee is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and includes an allocation of employee compensation within these functions. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity.
The related party trade receivable balances with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2015 and 2016 were €23.6 million and €16.5 million, respectively. The related party trade payable balance with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2015 was €7.1 million and immaterial as of December 31, 2016.
Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized an additional €20.0 million under our credit facility and subsequently repaid a total of €40.0 million of this obligation.
On July 23, 2015, we entered into an agreement to design and build our new headquarters building in Düsseldorf, Germany. As part of that agreement, Expedia has guaranteed certain payments due by trivago under the contract which are expected to commence on May 31, 2017. The guarantee by Expedia ends upon receipt of a bank guarantee by trivago, but in any case not later than December 31, 2018.
Loan from Expedia
In 2014, Expedia issued a loan of €1.0 million to trivago in conjunction with trivago’s acquisition of Rheinfabrik in 2014. The loan was subsequently repaid by trivago during 2015. See Note 3 - Acquisitions.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2014, 2015 and 2016, we paid Expedia €21 thousand annually for these data hosting services.
Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. We have not incurred material expenses under this agreement.

17.Segment information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. We have restated our segments for the years ended December 31, 2014 and December 31, 2015. The change from one to three reportable segments was the result of a shift in the Company’s focus on managing the business to reflect unique market opportunities and competitive dynamics inherent in our business within each of our operating segments. Our Americas segment is growing and becoming a larger share of consolidated referral revenue and has the second largest exposure to our extensive marketing and advertising campaigns. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment represents the region where we are a well matured brand and is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The Developed Europe region was our initial region of operations and has the largest exposure to our extensive marketing and advertising campaigns. Our Rest of World segment represents all regions outside of the Americas and Developed Europe and is in its early stages of growth. The top countries by revenue in the Rest of World segment include Australia, Hong Kong, Japan, New Zealand and Poland.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares referral revenue to advertising spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, as well as share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliation below.
The following tables present our segment information for the years ended December 31, 2014, 2015 and 2016. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2014
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€210,241	€73,316	€25,595	€0	€309,152
Other revenue	0	0	0	180	180
Total revenue	210,241	73,316	25,595	180	309,332
Advertising spend	162,358	81,110	27,899	0	271,367
ROAS contribution	€47,883	€(7,794)	€(2,304)	€180	€37,965
Costs and expenses:
Cost of revenue, including related party, excluding amortization					1,443
Other selling and marketing(1)					14,867
Technology and content					15,388
General and administrative, including related party shared service fee					6,536
Amortization of intangible assets					30,025
Operating income (loss)					(30,294)
Other income (expense)
Interest expense					(11)
Other, net					(1,435)
Total other income (expense), net					(1,446)
Income (loss) before income taxes					(31,740)
Provision for income taxes					(8,644)
Net loss					€(23,096)

(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

	Year Ended December 31, 2015
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€259,568	€171,910	€58,762	€0	€490,240
Other revenue	0	0	0	2,843	2,843
Total revenue	259,568	171,910	58,762	2,843	493,083
Advertising spend	194,886	169,415	67,872	0	432,173
ROAS contribution	€64,682	€2,495	€(9,110)	€2,843	€60,910
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,946
Other selling and marketing(1)					29,046
Technology and content					28,693
General and administrative, including related party shared service fee					18,065
Amortization of intangible assets					30,030
Operating income (loss)					(47,870)
Other income (expense)
Interest expense					(147)
Other, net					(2,667)
Total other income (expense), net					(2,814)
Income (loss) before income taxes					(50,684)
Provision for income taxes					(11,318)
Net loss					€(39,366)

(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

	Year Ended December 31, 2016
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€348,909	€286,398	€110,517	€0	€745,824
Other revenue	0	0	0	8,345	8,345
Total revenue	348,909	286,398	110,517	8,345	754,169
Advertising spend	257,471	243,176	122,805	0	623,452
ROAS contribution	€91,438	€43,222	€(12,288)	€8,345	€130,717
Costs and expenses:
Cost of revenue, including related party, excluding amortization					4,273
Other selling and marketing(1)					51,277
Technology and content					51,658
General and administrative, including related party shared service fee					54,097
Amortization of intangible assets					13,857
Operating income (loss)					(44,445)
Other income (expense)
Interest expense					(137)
Other, net					(139)
Total other income (expense), net					(276)
Income (loss) before income taxes					(44,721)
Provision for income taxes					6,670
Net loss					€(51,391)

(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2014, 2015 and 2016. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated based upon the location of the customer using the service.

	Year ended December 31,
(in thousands)	2014	2015	2016
Total Revenues
United States	€54,560	€128,891	€199,423
Germany	57,826	67,470	76,599
United Kingdom	46,707	61,541	86,745
Spain	25,776	29,206	37,715
Italy	23,197	26,394	31,272
Canada	15,422	23,156	33,112
All other countries	85,844	156,425	289,303
	€309,332	€493,083	€754,169

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2015 and 2016:

(in thousands)	Years ended December 31,
	2015	2016
Property and equipment, net
Germany	€12,676	€46,098
All other countries	177	764
	€12,853	€46,862

18.Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(in thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2014
Allowance for doubtful accounts	€253	€624	€(216)	€661
2015
Allowance for doubtful accounts	661	241	(651)	€251
2016
Allowance for doubtful accounts	€251	€1,749	€(1,848)	€152

19.Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, options exercised resulted in share issuance of 82,193 Class A shares.