Form 20-F/A
period 2016-12-31
trivago N.V.
filed 2017-04-07
CIK 1683825

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
(Amendment No.1)

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
Commission file number: 001-37959

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
30,026,635 Class A shares
209,008,088 Class B shares
(as of December 31, 2016)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

We are filing this amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”) to provide Interactive Data File disclosure as Exhibit 101 hereto in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

This Form 20-F/A speaks as of the filing date of the 2016 Form 20-F on March 9, 2017. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2016 Form 20-F, or reflect any events that have occurred after the 2016 Form 20-F was originally filed.

Item 19	Exhibits
The following exhibits are filed as part of our annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333- 214591

2.1	Form of Amended and Restated Shareholders’ Agreement of trivago N.V.	F-1/A	12/5/2016	4.1	333- 214591

2.2	Form of IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH.	F-1/A	12/5/2016	4.2	333- 214591

2.2	Form of Deposit Agreement.	F-1/A	12/5/2016	4.3	333- 214591

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).	F-1/A	12/5/2016	4.4	333- 214591

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333- 214591

4.2	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.	F-1/A	12/5/2016	10.2	333- 214591

4.3	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.	F-1/A	12/5/2016	10.3	333- 214591

4.4	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft für Immobilien mbH and trivago GmbH, dated September 15, 2011.	F-1/A	12/5/2016	10.4	333- 214591

4.5	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.	F-1/A	12/5/2016	10.5	333- 214591

4.6	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333- 214591

4.7	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333- 214591

4.8	Services and Support Agreement by and between Expedia LPS Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333- 214591

4.9	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.	20-F	3/9/2017	4.9	001-37959

4.10	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	F-1/A	12/5/2016	10.11	333- 214591

8.1	List of Subsidiaries.	F-1	11/14/2016	21.1	333-214591

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	20-F	3/9/2017	12.1	001-37959

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	20-F	3/9/2017	12.2	001-37959

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	20-F	3/9/2017	13.1	001-37959

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.	20-F	3/9/2017	15.1	001-37959

101. INS	XBRL Instance Document					X

101. SCH	XBRL Taxonomy Extension Schema					X

101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase					X

101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase					X

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase					X

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase	X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

trivago N.V.

By:	/s/ Rolf Schrömgens
Rolf Schrömgens
Chief Executive Officer, Managing Director

Date:	4/7/2017

By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer, Managing Director

Date:	4/7/2017

4