Form 20-F/A
period 2016-12-31
trivago N.V.
filed 2017-06-20
CIK 1683825

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
30,026,635 Class A shares
209,008,088 Class B shares
(as of December 31, 2016)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒
Emerging growth company  ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

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

We are filing this amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”) to provide certain compensation information for our management board that is responsive to Item 6 (part B) of Form 20-F. This information was included in our Dutch statutory annual report for the year 2016 that was approved by our Annual General Meeting of Shareholders on June 9, 2017.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any item other than Item 6 (part B) of the 2016 Form 20-F, or reflect any events that have occurred after the 2016 Form 20-F was originally filed.

Item 6

B. Compensation

Compensation of Members of Our Management Board and Supervisory Board

The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to the year ended December 31, 2016 is described in the tables below.
We provided our management board with the following cash compensation in the fiscal year 2016:

(€ in thousands)	Hefer	Lehnert	Schrömgens	Siewert	Thomas	Vinnemeier
Amounts of periodically-paid remuneration	76	175	96	300	175	175
Bonuses	N/A	88	82	280	88	82
Profit Participation	4	36	N/A	N/A	28	N/A
Total cash compensation	80	299	178	580	291	257

In each case, our management board meet the objectives set forth as a condition for the awarding of the respective bonus paid to them. As of December 31, 2016, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.

We provided our management board with the following cash compensation in the fiscal year 2015:

(€ in thousands)	Lehnert	Schrömgens	Siewert	Thomas	Vinnemeier
Amounts of periodically-paid remuneration	102	96	300	102	175
Bonuses	50	29	100	50	29
Profit Participation	N/A	N/A	N/A	N/A	N/A
Total cash compensation	152	125	400	152	204

Our management board held the following options as of December 31, 2016:

Beneficiary	Grant date	Vesting date	Number of options outstanding[1]	Strike price (in €)	Expiration Date[2]
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	63,830	0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	11.75	None
Lehnert	October 1, 2011	Oct. 1, 2011, 2012, 2013, 2014	188,305	0.06	None
	January 1, 2013	Jan. 1, 2014, 2015, 2016	51,356	0.06	None
	March 18, 2014	June 7, 2015, 2017	229,788	2.11	None
	May 15, 2015	July 31, 2017	102,711	0.06	None
Schrömgens	N/A	N/A	N/A	N/A	N/A
Siewert	N/A	N/A	N/A	N/A	N/A
Thomas	Sept. 1, 2011	Sept. 1, 2012, 2013, 2014	25,678	0.06	None
	July 16, 2013	June 30, 2013	8,559	0.06	None
	March 18, 2014	June 7, 2015, 2017	170,213	2.11	None
	May 15, 2015	March 8, 2016, 2017, 2018	110,639	2.11	None
	May 15, 2015	July 31, 2017	102,711	0.06	None
	July 16, 2015	July 16, 2015	25,678	0.06	None
Vinnemeiner	N/A	N/A	N/A	N/A	N/A

1 As described further in this report, share options granted before our initial public offering are calculated by converting options relating to shares in trivago GmbH into options relating to shares of trivago N.V. by using the following conversion method (simplified): numbers of options were multiplied by the multiplier ratio 8,510.66824 used for purposes of our IPO. In case of trivago GmbH class B options, the result was divided by 1,000. Holders of trivago GmbH A class options with a former strike price of € 1.00 received certain a portion of trivago N.V. options in addition as compensation for the requirement of a higher strike price for trivago N.V. options due to corporate law requirements. In case the numbers relate to the time before the completion of our IPO, they are for illustrative purposes only and calculated using the method described above, as the actual option grants and exercises took place on the trivago GmbH level; minor deviations can occur due to rounding.
2 Unvested options lapse when the beneficiary leaves trivago.

In the fiscal year 2016, Johannes Thomas exercised options at a strike price of €2.11 to receive the equivalent of 102,128 trivago N.V. shares, and Andrej Lehnert exercised options at a strike price of €2.11 to receive the equivalent of 110,639 trivago N.V. shares (it being understood that the above number of shares, in case they relate to the time before the completion of our IPO, are for illustrative purposes only, calculated using the method described above, as the actual option grants and exercises took place on the GmbH level based on the converted trivago GmbH options relating to trivago GmbH interests; minor deviations can occur due to rounding).

Our management board held the following options as of December 31, 2015:

Beneficiary	Grant date	Vesting Date	Number of options outstanding[1]	Strike price (in €)	Expiration Date[2]
Lehnert	October 1, 2011	Oct. 1, 2011, 2012, 2013, 2014	188,305	0.06	None
	January 1, 2013	Jan. 1, 2014, 2015, 2016	51,356	0.06	None
	March 18, 2014	June 7, 2015, 2017	340,427	2.11	None
	May 15, 2015	July 31, 2017	102,711	0.06	None
Schrömgens	N/A	N/A	N/A	N/A	N/A
Siewert	N/A	N/A	N/A	N/A	N/A
Thomas	Sept. 1, 2011	Sept. 1, 2012, 2013, 2014	25,678	0.06	None
	July 16, 2013	June 30, 2013	8,559	0.06	None
	March 18, 2014	June 7, 2015, 2017	255,320	2.11	None
	May 15, 2015	March 8, 2016, 2017, 2018	127,660	2.11	None
	May 15, 2015	July 31, 2017	102,711	0.06	None
	July 15, 2015	July 16, 2015	25,678	0.06	None
Vinnemeiner	N/A	N/A	N/A	N/A	N/A

1 As described further in this report, share options granted before our initial public offering are calculated by converting options relating to shares in trivago GmbH into options relating to shares of trivago N.V. by using the following conversion method (simplified): numbers of options were multiplied by the multiplier ratio 8,510.66824 used for purposes of our IPO. In case of GmbH class B options, the result was divided by 1,000. Holders of trivago GmbH A class options with a former strike price of € 1.00 received in addition a certain portion of trivago N.V. options as compensation for the requirement of a higher strike price for trivago N.V. options due to corporate law requirements. In case the numbers relate to the time before the completion of our IPO, they are for illustrative purposes only and calculated using the method described above, as the actual option grants and exercises took place on the trivago GmbH level; minor deviations can occur due to rounding.
2 Unvested options lapse when the beneficiary leaves trivago.

In the fiscal year 2015, Johannes Thomas exercised options at a strike price of €0.06 to receive the equivalent of 77,033 trivago N.V. shares, and Andrej Lehnert exercised options at a strike price of €0.06 to receive the equivalent of 213,982 trivago N.V. shares (it being understood that the above number of shares, in case they relate to the time before the completion of our IPO, are for illustrative purposes only, calculated using the method described above, as the actual option grants and exercises took place on the GmbH level based on the converted trivago GmbH options relating to trivago GmbH interests; minor deviations can occur due to rounding).

The aggregate compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2016, for services in all capacities was €0.0 million. As of December 31, 2016, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. For the year ended December 31, 2016, no member of our supervisory board was granted equity based compensation. No member of our supervisory board held share options during the fiscal year ended December 31, 2016.

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

trivago N.V.

By:	/s/ Rolf Schrömgens
Rolf Schrömgens
Chief Executive Officer, Managing Director

Date:	6/20/2017

By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer, Managing Director

Date:	6/20/2017