Form 20-F
period 2017-12-31
trivago N.V.
filed 2018-03-06
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-37959
trivago N.V.
(Exact name of Registrant as specified in its charter)
trivago Corporation
(Translation of Registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany
(Address of principal executive offices)
Rolf Schrömgens, +49 211 54065110, Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany
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
30,916,474 Class A shares
319,799,968 Class B shares
(as of December 31, 2017)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes   ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a "large accelerated filer", an "accelerated filer", a "non-accelerated filer" or an "emerging growth company":
Large accelerated filer  ☒       Accelerated filer  ☐       Non-accelerated filer  ☐       Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

General
As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms in this Annual Report on Form 20-F shall mean trivago N.V. and, as the context requires, its subsidiaries.
Our financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Unless otherwise specified, all monetary amounts are in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars, and all references to “€” and “euros,” mean euros, unless otherwise noted.
We have historically conducted our business through trivago GmbH, and therefore our historical financial statements prior to our initial public offering, or IPO, present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our IPO, trivago N.V. became the holding company of trivago GmbH, and the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V. On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, Messrs. Schrömgens, Vinnemeier and Siewert (whom we collectively refer to as our Founders) exchanged all of their units of trivago GmbH remaining after our pre-IPO corporate reorganization for Class B shares of trivago N.V.
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
Special note regarding forward-looking statements
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

•	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	our development of new products and services;

•	our ability to increase the number of visits to our hotel search platform and qualified referrals to our advertisers;

•	changes in the bidding dynamics on our marketplace, including advertiser testing of bidding strategies and responses to changes made to our marketplace;

•	the emergence of alternative business models and new competitors;

•	our ability to increase advertiser diversity on our marketplace;

•	the positive effects of our strategic initiatives on our profitability, including those aimed at maximizing the lifetime value of our users;

•	our ability to maintain and increase our brand awareness;

•	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

•	our ability to attract and maintain relationships with advertisers and increase the number of hotels on our marketplace; and

•	the growth in the usage of mobile devices and our ability to successfully monetize this usage.
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

PART I
Item 1: Identity of directors, senior management and advisers
Not applicable.
Item 2: Offer statistics and expected timetable
Not applicable.

Item 3: Key information

A.	Selected financial data
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18 Financial statements” and the information we provide in “Item 5 Operating and financial review and prospects.” For fiscal years ended December 31, 2014 and 2015, refer to our previously filed annual report on Form 20-F. Our financial statements are prepared in accordance with U.S. GAAP.

(in thousands, except per share data)	Year ended December 31,
	2014	2015	2016	2017
Consolidated statement of operations:
Revenue	€209,137	€298,842	€485,942	€667,802
Revenue from related party	100,195	194,241	268,227	367,581
Total revenue	309,332	493,083	754,169	1,035,383
Costs and expenses:
Cost of revenue, excluding amortization(1)(3)	1,443	2,946	4,273	5,930
Selling and marketing(1)(3)	286,234	461,219	673,224	946,925
Technology and content(1)(2)(3)	15,388	28,693	51,658	52,232
General and administrative(1)(2)(3)	6,536	18,065	55,602	47,444
Amortization of intangible assets(2)	30,025	30,030	13,857	3,220
Operating income (loss)	(30,294)	(47,870)	(44,445)	(20,368)
Other income (expense):
Interest expense	(11)	(147)	(137)	(44)
Gain on deconsolidation of entity	—	—	—	2,007
Other, net	(1,435)	(2,667)	(139)	592
Total other income (expense), net	(1,446)	(2,814)	(276)	2,555
Income (loss) before income taxes	(31,740)	(50,684)	(44,721)	(17,813)
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670	(4,764)
Net loss	(23,096)	(39,366)	(51,391)	(13,049)
Net loss attributable to noncontrolling interests	—	239	710	568
Net loss attributable to trivago N.V.	€(23,096)	€(39,127)	€(50,681)	€(12,481)

Earnings per share attributable to trivago N.V. available to common stockholders(4)
Basic and diluted			€0.00	€(0.05)
Shares used in computing earnings per share(4)
Basic and diluted			237,811	274,666

Key performance indicator:
Adjusted EBITDA(5)	€3,513	€(1,062)	€28,217	€6,679

(1)	Includes share-based compensation as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016(a)	2017
Cost of revenue	€—	€238	€737	€115
Selling and marketing	1,052	3,360	10,913	3,514
Technology and content, net of capitalized internal-use software and website development costs	1,207	4,545	15,816	3,614
General and administrative	123	5,986	26,256	8,782

(a)
Share-based compensation expense is primarily attributable to liability award accounting treatment for share-based awards granted in prior periods, see Note 10—Share-based awards and other equity instruments in the notes to our consolidated financial statements.

(2)	Includes depreciation and amortization as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016	2017
Internal use software and website development costs included in technology and content	€191	€475	€1,410	€1,742
Internal use software included in general and administrative	—	—	—	408
Acquired technology included in amortization of intangible assets	19,927	19,927	3,750	59

(3)	Includes related party shared service fee as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016	2017
Cost of revenue	€—	€—	€—	€50
Selling and marketing	—	—	—	2
Technology and content	—	—	—	361
General and administrative	1,506	3,015	5,128	742

(4)
Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from December 16, 2016 to December 31, 2016, the period following the capitalization of the parent company and IPO, and for the period from January 1, 2017 to December 31, 2017 (see Note 14).

(5)
We define adjusted EBITDA as net loss plus: (1) expense (benefit) for income taxes; (2) total other income (expense), net; (3) depreciation of property and equipment, including amortization of internal use software and website development; (4) amortization of intangible assets; and (5) share-based compensation.

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

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Year ended December 31,
(in thousands) (unaudited)	2014	2015	2016	2017
Net loss	€(23,096)	€(39,366)	€(51,391)	€(13,049)
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670	(4,764)
Income (loss) before income taxes	(31,740)	(50,684)	(44,721)	(17,813)
Add/(less):
Interest expense	11	147	137	44
Gain on deconsolidation of entity	—	—	—	(2,007)
Other, net(i)	1,435	2,667	139	(592)
Operating income (loss)	(30,294)	(47,870)	(44,445)	(20,368)
Add:
Depreciation (property and equipment and internal-use software and website development)	1,400	2,649	5,083	7,802
Amortization of intangible assets	30,025	30,030	13,857	3,220
EBITDA	1,131	(15,191)	(25,505)	(9,346)
Add:
Share-based compensation	2,382	14,129	53,722	16,025
Adjusted EBITDA	€3,513	€(1,062)	€28,217	€6,679

(i)
Consists primarily of foreign exchange gain/loss in the years ended December 31, 2014, 2015, 2016 and 2017, the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia, Inc., and income from ADR offset by custodial fees related to ADRs and government subsidies for research and development activities in 2017.

Balance sheet data
The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(in thousands)	2014	2015	2016	2017
Cash	€6,142	€17,556	€227,298	€190,201
Total assets	750,798	760,255	1,007,246	1,078,454
Total current liabilities	15,975	72,009	61,103	78,387
Net assets	664,568	624,356	854,071	853,975
Retained earnings (accumulated deficit)	(90,029)	(129,156)	(179,837)	(192,318)
Total stockholders' equity	664,568	622,280	654,258	853,975
As of December 31, 2017, we had American Depositary Shares, or ADSs, representing 30,916,474 Class A shares outstanding and 319,799,968 Class B shares outstanding. Prior to our corporate reorganization in connection with our IPO, we operated as trivago GmbH, a limited liability company formed under the laws of the Federal Republic of Germany. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights and economic rights of a trivago GmbH Class A unit. The subscribed capital of trivago GmbH as of

December 31, 2014 and 2015 was €0.04 million and €0.05 million, and the issued capital of trivago N.V. as of December 31, 2016 and 2017 was €127.2 million and €193.7 million, respectively.
Selected consolidated cash flow statement data
The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(in thousands)	2014	2015	2016	2017
Cash provided by (used in):
Operating activities	€630	€(1,015)	€31,147	€(10,336)
Investing activities	(4,623)	(6,510)	(8,995)	(18,286)
Financing activities	1,039	18,971	187,644	(7,216)
Effect of exchange rate changes on cash	105	(32)	(54)	(1,259)
Exchange rates
We maintain our books and records in euros, and our reporting currency is in euros.
Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ADSs. The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

(U.S. dollar per €)	Period-end	Average for period	Low	High

Year ended December 31:
2013	1.3779	1.3281	1.2774	1.3816
2014	1.2101	1.3297	1.2101	1.3927
2015	1.0859	1.1096	1.0524	1.2015
2016	1.0552	1.1072	1.0375	1.1516
2017	1.2022	1.1301	1.0416	1.2041

Months ended:
September 30, 2017	1.1813	1.1913	1.1747	1.2041
October 31, 2017	1.1648	1.1755	1.1580	1.1847
November 30, 2017	1.1898	1.1743	1.1577	1.1936
December 31, 2017	1.2022	1.1836	1.1725	1.2022
January 31, 2018	1.2428	1.2197	1.1922	1.2488
February 28, 2018	1.2211	1.2340	1.2211	1.2482
March 2018 (through March 2, 2018)	1.2314	1.2265	1.2216	1.2314
You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risks that we face and that are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special note regarding forward-looking statements” above.
Risks related to our industry and business
We derive a large portion of our revenue from a relatively small number of advertisers. A reduction in spending or any change in bidding strategy by one or more of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing for click-based advertising depends, in part, on competition among advertisers on our marketplace, with advertisers that pay higher CPCs generally receiving better advertising placement and more referrals from us. Although we aim to improve advertiser diversification and competition on our marketplace in the long term, we continue to generate the great majority of our revenue from our largest online travel agency, or OTA, advertisers. For the years ended December 31, 2015, 2016 and 2017, we generated 27%, 43% and 44% of our total revenue, respectively, from Booking Holdings (formerly The Priceline Group), including its affiliated brands Booking.com and Agoda. Brands affiliated with our majority shareholder, Expedia, Inc., or Expedia, accounted for 39%, 36% and 36% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively.
Our ability to grow revenue from our existing advertisers, whether large or not, is dependent to a significant extent on our ability to maintain and diversify our relationships with them. Advertisers are likely to reduce their advertising on our platform or cease it altogether if their advertising spend does not generate referrals, customers, bookings or revenue and profit for them on a basis they deem to be cost-effective. Advertisers may reduce or cease their advertising on our platforms for reasons not related to the value we can deliver to them, such as a weakening of their own financial or business conditions or external economic effects. The loss of any of our major advertisers, including Expedia, Booking Holdings or their affiliated brands, on some or all of our platforms, or a reduction in the amount they spend, could result in significant decreases in our revenue, as well as an increase in credit losses, and could have a material adverse effect on our business, results of operations, financial condition and prospects.
Even if we are able to improve our product and deliver value to our advertisers, the fact that a significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia can permit them, depending on marketplace dynamics, to adjust their CPC bids and obtain the same or increased levels of referrals, customers, bookings or revenues and profit at lower cost. This can occur if one or more advertisers change their return-on-investment targets on our marketplace, including on a country or regional level, and such advertisers have sufficient market share to influence our aggregate CPC levels. In the second half of 2017, advertisers representing a significant portion of our revenues increased their testing activities on our marketplace and changed their bidding strategies, significantly impacting their CPC bids on our marketplace in various geographic markets. Some advertisers have also deactivated some of their inventory, most frequently inventory that they alone advertised or that was inactive, and have withdrawn from our marketplace for periods of time in certain geographic markets. We do not have reliable insights as to the advertising or CPC levels or other strategic goals they hope to achieve through their testing and bidding strategies, and are unable to predict with any degree of certainty the likely effects that potential changes in testing and bidding strategies in the future could have on our business, results of operations, financial condition and prospects of their actions.
Our advertisers may also test how changes in their bidding strategies on our marketplace can affect their strategies on other marketing channels, particularly in auctions for search engine keywords on Google. We regularly compete with our advertisers on these marketing channels and adjust our spending on those channels based on trends we see in our results. If changes in large advertisers’ strategies on our marketplace cause us to spend significantly less on these marketing channels, and we generate fewer qualified referrals as a result, our revenue and results of operations could be adversely affected. In addition, such advertisers could also experience improvements in their competitiveness on such channels, providing them with additional financial benefits from pursuing such a strategy.
If we are unable to increase the diversity of our advertiser base, we will continue to be subject to the risks that advertiser concentration can lead to the adverse effects described above. The manifestation of any of these risks is likely to have a material adverse effect on our business, financial position and results of operations.
We are subject to a number of factors that contribute to significant quarter-to-quarter volatility in our financial condition and results of operations. These factors have impacted and may continue to negatively impact our ability to meet the financial guidance that we communicate to the market.
Our financial condition and results of operations have varied and may continue to vary considerably from quarter to quarter. This was reflected in the rapid slowdown in revenue growth that we experienced in the second half of 2017. The magnitude of the fluctuations in our financial results can be influenced, as mentioned above, by the fact that a large portion of our revenue is concentrated in referral revenue generated from brands affiliated with Expedia and Booking Holdings. This concentration means that changes in these advertisers' strategies on our marketplace can have material impacts on our referral revenue in a given financial period. Changes in referral revenue resulting from dynamics on our marketplace, whether or not relating to our largest advertisers, can occur with little or no notice to us, and can result in our not having enough time to pull back our advertising spend, particularly on television, quickly enough to respond to the speed of the change in revenue levels. As we spend the great majority of our revenues on advertising, such a failure to pull back advertising spend quickly enough can have a rapid adverse effect on our results of operations.
The difficulty of predicting advertiser behavior and outcomes on our marketplace make it challenging for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bid levels with little or no notice to us. In addition, nearly all of our agreements with OTAs, hotel chains and independent hotels may be terminated at will or upon three to seven days’ prior notice by either party. As a result, the financial guidance that we provide is subject to significant uncertainty, especially when the factors above are considered together with other trends, such as changing foreign exchange rates, user demand for travel services, regional and global economic conditions and other external factors that may impact our users’ discretionary spending. These fluctuations and any resulting inability to meet financial guidance may have a material adverse effect on our business, results of operations, financial condition and prospects.
As our business matures, we may not be able to grow our revenue in future periods at rates comparable to those in the past.
Our revenue in 2017 grew by 37% compared to 2016, which represented a significant slowdown compared to revenue growth of 53% in 2016 versus 2015. Although we have communicated that we expect to return to a positive trajectory in terms of our rate of revenue growth in the second half of 2018, we may not be able to increase our revenue in future periods at rates comparable to those in the past, or our revenue may decline. This may occur for any number of reasons, particularly as our business matures, and may reflect:

•	the possibility that our advertisers prioritize profitability over traffic growth;

•
declines in the emphasis that our advertisers wish to place on hotel metasearch as an advertising channel, particularly as we increasingly compete with them for traffic on other advertising channels, including on television and in auctions for search engine keywords (including bidding for trivago-related keywords);

•
possible reductions in the marginal returns from our advertising spend reflecting changes in the effectiveness of our advertising over time, and our brand awareness in light of the strategies of our competitors as they may choose to increase their advertising spend;

•	a slowdown or reduction in our ability to attract and retain users in an increasingly competitive environment;

•	the emergence of alternative business models and new competitors; and

•	slowing growth of the overall online hotel search market, due for example to market saturation in more mature markets.
In the future, as our growth rate slows or declines, we expect the variability, cyclicality and seasonality in our business to become more pronounced, or in any event more apparent, as our high rates of growth in recent years tended to mask these characteristics. This could result in greater fluctuations of our revenue, cash flows, results of operations and other key performance measures from period to period and may affect the price of our ADSs and increase volatility in that price.
While the size of our user base continues to increase, we anticipate that the growth rate of our user base may decline as our business matures. We may also lose users for other reasons, such as a failure to deliver satisfactory search results, transaction experiences or high-quality services. In addition, even if our user base continues to grow, our revenue may not grow at the same rate or at all. If our growth rates continue to decline or if our revenue declines, as was already the case in Developed Europe in the fourth quarter of 2017, our results of operation, business and prospects may be adversely affected.
We are dependent on general economic conditions, and declines in travel or discretionary spending generally could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal and business discretionary spending levels. Travel services tend to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Events and developments that cause deteriorations in economic conditions on a national, regional or global level, or are perceived as likely to lead to such deteriorations, can quickly affect our business. In particular, our financial results may be adversely impacted by economic uncertainty arising from negotiations between the European Union and the United Kingdom relating to the United Kingdom’s anticipated withdrawal from the European Union. Conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), unemployment rates, direct or indirect taxes, fuel prices or other costs of living, may lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. International travel may also be affected by changes in exchange rates among significant origin and destination countries.
Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services. They can also cause advertisers to become insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our ability to maintain our current financial performance, brand awareness and growth is dependent on the effectiveness of our advertising expenditures. Increased competition, or inadequate or ineffective innovation in this area could harm our business and negatively affect our financial condition and results of operations.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of users of our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we are required to spend considerable amounts of money and other resources to preserve and increase our brand awareness and grow our business. Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may be unable to successfully maintain or enhance the strength of our brand.
In recent years, we have engaged successful broad-reach TV marketing campaigns. We expect to continue to invest in TV marketing campaigns, including in geographies where our brand is less well known. As we make these investments, we may observe increasing prices in light of increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users. In addition, our advertising efforts may become less cost effective or less efficient than they have been historically.
In order to maintain or increase the effectiveness of our TV advertisements, we may need to develop new creative concepts in our advertisements, and these advertisements may not be as effective in terms of return on advertising spend as those we have used in the past.
In addition, our competitors may increase their spending on advertisement campaigns, which could cause the marginal returns on our advertisements to decline. This may occur even if we make substantial investments in innovation in technology and concepts in this area. Increased advertising spend by our competitors could also result in significant increases in the pricing of one or more of our marketing and advertising channels, which could increase our costs for advertising (which already consume most of our revenue) or cause us to choose less effective marketing and advertising channels for reasons of cost.
TV advertising accounts for a large percentage of our advertising expense, and often has higher costs than other channels. Our marginal returns from TV advertising may also be negatively affected over time by declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. If TV advertising becomes less effective or if we experience diminishing returns from TV advertising overall or in key markets, we may instead invest in other, more expensive channels, which may not be as successful. In order to maintain our brand awareness, we may also need to invest in new advertising formats, such as online video, with which we have less experience. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition, we intend to continue expanding our operations globally, including in countries where we have limited operating experience, that may have different competitive conditions and where users may have different travel preferences. Users in other countries may not be familiar with our brand, or may be less familiar with our brand than that of a competitor, and we may need to build brand awareness in such countries through greater investments in advertising and promotional activities. To the extent we have limited experience in these countries, we may be slow or fail to find the most effective and cost-efficient advertising channels there.
We are currently taking steps to increase advertiser diversity on our marketplace. If these measures are unsuccessful and we are unable to integrate additional inventory to our platform, or successfully to monetize that inventory, our financial performance could be materially adversely affected.
We have recently taken steps to increase advertiser diversity on our marketplace, including increasing the representation of individual hotels into our inventory, making investments in our advertisement relations team and integrating the vacation rental inventory of HomeAway, Inc., or HomeAway, onto our hotel search platform, with the aim of integrating additional inventory of alternative accommodation, such as vacation rentals, going forward. Increasing the representation of individual hotels on our platform requires large, skilled, multi-lingual sales teams that, even after the investments we expect to make, will still be substantially smaller and less experienced than the advertising teams of many of our competitors. In the case of vacation rentals, we face challenges in integrating these properties into our platform since those properties have attributes substantially different from hotel rooms, our traditional area of focus. In addition, the online vacation rental market is rapidly evolving, and if we fail to predict the manner in which that market develops or if large vacation rental providers are able to acquire a larger share of the alternative accommodation market at our expense, our financial performance may be harmed.

If our efforts to integrate additional inventory and diversify our marketplace are unsuccessful or if our competitors can provide more attractive advertising terms to potential advertisers, we may be unable to provide as broad a set of search results and as detailed pricing information to our users as our competitors are able to provide, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Increasing competition and consolidation in our industry could result in a decrease in the amount and types of hotel information we display, the value of our services to users and a loss of users, which would adversely affect our business, financial performance and prospects.
We operate in the highly and increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), global metasearch and review websites, such as Kayak, TripAdvisor and Google Hotel Ads, locally focused metasearch engines such as Qunar, OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and HomeAway, and other hotel websites, have been in existence longer, may have larger user bases, may have a wider ranges of products and services, and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Metasearch websites are also expanding globally, are becoming increasingly competitive, and are in some cases adopting strategies and developing technologies and websites that are very similar to ours. Competition could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.
In addition, many of these competitors may be able to devote significantly greater resources to marketing and promotional campaigns; attracting and retaining key employees; securing participation of hotels and access to hotel information, including proprietary or exclusive content; website and systems development; research and development; and enhancing the speed at which their services return user search results. Our competitors may also be able to adjust their marketing spend more quickly than we can. Many of these competitors may also offer user incentives, such as loyalty points or priority access to services, which may not be available if users book through third-party sites or services. In the recent past, certain hotel chains have launched advertising campaigns expressly designed to drive consumer traffic directly to their websites. Furthermore, certain alternative accommodation websites have added other travel services, such as tours, activities, hotel and flight bookings, any of which could further extend their reach into the travel market.
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
As a result, competition and consolidation, individually or in the aggregate, could result in higher traffic acquisition costs, reduced operating margins, loss of market share, reduced user traffic to our websites and reduced advertising by OTAs and hotels on our websites. If our large customers become less competitive with each other, merge with each other, focus more on profit than on traffic volume, or are able to reduce CPCs, this would have an adverse impact on our CPCs which, in turn, may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, competition and consolidation among our advertisers may cause some of them to have financial difficulties, default on or materially delay their obligations to pay us for services we have already provided or become insolvent. As a result, we may not be able to compete successfully against current and future competitors, and competition and/or consolidation among advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have chosen to focus exclusively on providing search services for hotels and other types of accommodation. If users expect to be able to book other services when they book accommodation, they may choose to utilize the websites of our competitors rather than ours, which would negatively impact our financial condition and results of operations.
We are focused exclusively on helping users find their ideal hotel room, with an increasing focus on other types of accommodation. Because we believe this focus will help us develop a platform that displays hotels that match individual users’ ideal hotel characteristics, we have decided that our search engine should not cover services that are outside our core area of focus. As a result, users cannot use our platform to book air travel, rental cars, tours, cruises and other services with our advertisers, while they can book or otherwise obtain information about these services on the websites of all of our major competitors. If we are unable to provide users with information they deem useful, or our competitors are able to provide more attractive offers for accommodation coupled with attractive offers for other services, or our users demand to see more comprehensive offers akin to those of our competitors, we may not realize the anticipated benefits of this strategy, which could negatively impact our competitiveness, financial condition and results of operations.
If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and a broad range of offers across price ranges. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. Although we maintain searchable databases of hotels in the world, we do not have relationships with some significant potential advertisers, including some major hotel chains and many independent hotels and smaller chains. The loss of existing relationships with advertisers, our inability to continue to add new ones, or the decision by one or more advertisers to deactivate part or all of their of their inventories in on or more geographical regions, may reduce the comprehensiveness of our search results, which could reduce user confidence in the search results we provide, making us less popular.
In addition, our competitors are constantly developing innovations in online hotel-related services and features. As a result, we must continue to invest significant resources in research and development in order to continuously improve the speed, accuracy and comprehensiveness of our services. We have invested, and in the future may invest, in new business strategies and services. These strategies and services may not succeed, and, even if successful, our revenue may not increase. In addition, we may fail to adopt and adapt to new technology, especially as Internet search, including through Google and Amazon, potentially moves from a text to voice interface over the coming years. If we are unable to continue offering innovative services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
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

The measures we are implementing that are designed to maximize the lifetime value of the user may not generate the long-term financial benefits that we anticipate.
We are implementing initiatives that are designed to focus less on revenue generated in each user session and more on the end-to-end booking value of our users. These initiatives are intended to help us increase booking conversion rates, revenue per qualified referral and, ultimately, we believe, our financial performance over the long term. However, these changes may have an adverse effect on revenue and/or profitability in the short or medium term. Some of these changes include:

•
Measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking;

•
Our relevance assessment, which reflects our assessment of the quality of users' experience after clicking out to an advertiser from our website and functions as an adjustment to advertisers’ CPC bids in our marketplace auction process; and

•
Our attribution model, which is our model for allocating our performance marketing spend and which we continuously modify to reflect changes in how we determine whether revenue originated from a given marketing channel (or how revenue is “attributed” to that channel in our internal metrics) and that informs decisions we make about how much we spend on different performance marketing channels. The new attribution focuses on whether a user who comes to us from a performance marketing channel books a hotel. In the third quarter, we completed the roll-out of this new attribution model in our “Display, Email and Affiliate Advertising,” or “DEA,” channel. In the fourth quarter of 2017, we continued to implement this new attribution model in our "Search Engine Marketing," or "SEM," channel.

Although we aim for these measures to have a long-term positive effect on our profitability by focusing on traffic quality instead of volume, they may not produce the long-term financial benefits that we expect. We rely on assumptions, estimates and test data to determine whether these changes to our marketplace and advertising spend are effective, particularly in terms of booking conversion. In particular, we assume that our advertisers will ultimately be willing to pay more for referrals that are more likely, in our view, to lead to a completed booking. However, this assumes that our definition of value matches that of our advertisers, who may instead perceive value in referrals that do not result in an immediate hotel booking but have the potential to deliver repeat users of their websites in the future. If our advertisers do not perceive added value for them from enhancements we make, they may be unwilling to pay us more after we have introduced these enhancements, in which case our user growth, business and our results of operations could be negatively impacted.
In addition, while we expect these initiatives may lead to short-to medium-term reductions in our revenue growth and profitability, the extent of these effects is difficult to predict, and the initiatives could cause revenues to grow more slowly than we anticipate or lead to revenue declines, and could lead to losses. They may also lead to increased volatility in our results. As an example, our revenue levels may be negatively impacted or may become more volatile as our advertisers take measures to respond to the automated version of the relevance assessment that we introduced in the fourth quarter of 2017. In addition, we expect higher volatility in our results and potentially a slowdown in qualified referral growth in the near term as a result of the roll-out of the attribution model to areas other than DEA.
We rely on assumptions, estimates and data to make decisions about our business, and any inaccuracies in, or misinterpretation of, such information could negatively impact our business.
We take a data-driven, testing-based approach to managing our business, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to the internal data we track enables us to improve our platform and ultimately convert any improvements into increased revenue. While the internal data we use to judge the effectiveness of changes to our platform is based on what we believe to be reasonable assumptions and estimates, our internal tools are not independently verified by a third party and have a number of limitations. We only have access to limited information about user behavior compared to many of our competitors that in many cases can record detailed information about users who log onto their websites or who complete a booking or other transaction with them. Our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use browser extensions and cookies to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Furthermore, our or our advertisers’ methodologies for tracking this information may change over time. If the internal tools we use to judge the effectiveness of changes to our platform produce or are based on information with inaccuracies, or we do not have access to important information, or if we are not sufficiently rigorous in our analysis of that information, or if such information is the result of algorithm or other technical or methodological errors, the decisions we make relating to our website, marketplace and allocation of marketing spend may not result in the positive effects in terms of profitability, revenue and user experience that we expect, which may negatively impact our financial condition and results of operations.
We rely on search engines, which may change their business models or search engine algorithms in ways that could have a negative impact on our business, financial performance and prospects.
We use Baidu, Bing, Google, Yahoo! and other Internet search engines to generate traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
To the extent that Google or other leading search or metasearch engines that have a significant presence in our key markets, disintermediate OTAs or travel content providers, whether by offering their own comprehensive travel planning or shopping capabilities, or by referring leads to suppliers, other favored partners or themselves directly, there could be a material adverse impact on our business and financial performance. In particular, Google appears to continue to direct an increasing amount of traffic to its own hotel search platform (which it refers to as “Hotel Ads”) at the expense of traditional keyword auctions. We purchase hotel-related keywords on Google to obtain a significant amount of traffic, but do not currently use Hotel Ads as a marketing channel (although we have conducted some testing). If we were to do so, Hotel Ads may present a challenge since we would have significantly less flexibility to direct traffic to our website using that platform. In particular, our placement in Hotel Ads’ results would be dependent on factors used by its algorithm to rank and display our offers, resulting in dynamics significantly different from Search Engine Marketing in the form that we are currently familiar with. In addition, our major advertisers might not be amenable to our using their inventory to compete with them on Hotel Ads, which would present a further difficulty if Google continues to direct traffic in this manner.
In addition, a significant amount of traffic is directed to our websites through our participation in DEA campaigns on search engines, advertising networks, affiliate websites and social networking sites. Pricing and operating dynamics for these traffic sources can experience rapid change, both technically and competitively. Any of these providers could also, for competitive or other purposes, alter their search algorithms or results, causing our websites to place lower in search results, which may reduce our user traffic and may have a material adverse effect on our business, results of operations, financial condition and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.
Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to hotels, the Internet and online commerce, Internet advertising and price display, consumer protection, anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. As a result, regulatory authorities or courts could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us (including financial penalties and adverse findings) if our practices were found not to comply with applicable legal, regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations, and changes we might be required to make to our practices as a result, could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.
Regulators have recently increased their focus on the consumer facing business practices of companies active in the Internet search sector, in particular with respect to the providers of online travel search and booking services. A number of regulators in various countries have made public statements that they are investigating the sector generally and individual companies concerning their marketing and selling practices. For example, on October 27, 2017 the U.K. Competition and Markets Authority, or CMA, announced the launch of an investigation into online hotel booking sites, with focal points on how hotels are ranked in search results, whether claims on the sites create a false impression of rate or room availability or rush customers into making a booking decision, whether the discount claims made on sites offer a fair comparison for customers and the extent to which sites include all costs in the price they first show customers, and the CMA has written to companies across the whole sector in the United Kingdom, including us, requiring information to understand more about their practices. On October 24, 2017, the German Federal Cartel Office (Bundeskartellamt) announced a sector inquiry focused on the consumer facing practices of online price comparison websites active in the travel, insurance, financial services, telecommunications and energy sectors in Germany, covering topics such as rankings, financing, corporate links, reviews, availability and relevant market coverage to assess whether consumer law provisions may have been violated. We have also been contacted by the Australian Competition and Consumer Commission, or ACCC. The ACCC has requested information and documents from us relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice on that site, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. Should changes in our sector brought about by this regulatory attention reduce the attractiveness, competitiveness or functionality of our platform and the services we offer, or should our reputation or that of our sector suffer, or should we have to pay substantial amounts in respect or as a result of any such proceedings, our results of operations, financial condition and prospects could be materially adversely affected.
In addition, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from, transmitted over or displayed on the Internet, display of certain taxes, charges and fees, online editorial, user-generated or other third party content, user or other third party privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for additional or more complex consumer protection laws and higher levels of regulatory review and enforcement activities, which may impose additional burdens, costs or limitations on online businesses generally.
Likewise, the SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Control, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions restrict transactions involving designated foreign countries and territories, including the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria, as well as certain specifically targeted individuals and entities. We believe that our activities comply with applicable OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign

Corrupt Practices Act and the UK Bribery Act. As regulations are amended and the interpretation of those regulations evolves, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event that our controls should fail or are found to be not in compliance for other reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties, litigation and damage to our reputation and the value of our brand.
The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide our services could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject the company to additional liabilities.
Litigation, including the purported securities class actions currently pending against us, could distract management, increase our expenses or subject us to material monetary damages and other remedies.
trivago N.V. and certain of its management board members are the subject of two purported class actions, filed in the United States District Court for the Southern District of New York following the announcement by the U.K. Competition and Markets Authority of the investigation described above, asserting claims under the Exchange Act and the Securities Act on behalf of persons who purchased or otherwise acquired trivago’s American Depositary Receipts pursuant and/or traceable to the registration statement and prospectus issued in connection with our IPO on or about December 16, 2016 and/or on the open market between December 16, 2016 and October 27, 2017. One of the complaints also named underwriters of our IPO as defendants. On January 22, 2018, the court appointed the lead plaintiff and lead counsel in the actions, and they now have the opportunity to file an amended complaint. While it is too early for us to form any view on the likely outcomes of these actions, their outcomes could have a material adverse effect on our business, financial condition or results of operations.
We could also become involved from time to time in various other legal proceedings, including, but not limited to, actions relating to breach of contract, consumer protection matters and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether the securities litigation described above or any other claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results.
Companies in the Internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. We are currently subject to several claims and may be subject to future claims relating to intellectual property rights. As we grow our business and expand our operations we may be subject to intellectual property claims by third parties. We intend to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our agreements with hotels, OTAs and other partners require us to indemnify these entities against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
We cannot guarantee that our existing security measures will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems could steal user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type attacks on our system that have made portions of our website unavailable for periods of time. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website and apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as we expand the number of markets in which we operate and as the tools and techniques used in these types of attacks become more advanced. The new European data protection laws (described in detail below), introduce mandatory breach reporting to regulators and individuals across Europe. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.
We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are increasingly concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory or criminal penalties and sanctions as well as civil litigation. We currently provide users with the functionality to book directly with certain hotels, by completing a form on our website which enables users’ details to be transferred directly to the hotel’s booking forms. In connection with facilitating these transactions, we receive and store certain personally identifiable information, including credit card information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of European Commission Directive 95/46/EC and implementing legislation in effect in member states of the European Union, which will be replaced from May 25, 2018 by the EU’s General Data Protection Regulation 2016/679 (GDPR). In particular, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A considerable number of our service providers and hotels operate in such jurisdictions. There are recent regulatory concerns about certain measures that can be used to validate such data export, as well as litigation challenging some of the mechanisms for adequate data transfer (i.e., the standard contractual clauses). We could be impacted by changes in law as a result of the current challenges to these mechanisms by regulators and in the European courts which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation and business.
Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information that is collected, processed and transmitted in or from the governing jurisdiction. Since we collect, process and transmit personally identifiable information in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We are in particular affected by the GDPR. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with offering goods or services to individuals in the EU or the monitoring of their behavior (for example, trip booking services). The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger significant fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. We may incur substantial expense in complying with the new obligations to be imposed by the GDPR and we may be required to make significant changes in our business operations and product and services development, all of which may adversely affect our revenue and our business overall. We could be adversely affected if we fail to comply fully with all of these requirements and other laws in jurisdictions where we operate or target users. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.
In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies, web beacons and similar technology for online advertising, which is fundamental to our business model. The current European laws that cover the use of cookies and similar technology and marketing online or by electronic means are under reform. Unlike the current law, the new proposed e-Privacy Regulation will apply directly in each EU member states, without the need for further enactment at the member state level. When implemented, the e-Privacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. The draft also extends the strict opt-in marketing rules with limited exceptions to business-to-business communications, and significantly increases penalties. Regulation of cookies and web beacons may lead to broader restrictions on our advertising activities, including efforts to understand users’ Internet usage. Such regulations may have a chilling effect on businesses, such as ours, that collect and use online usage information in order to attract and retain advertisers and may increase the cost of maintaining a business that collects or uses online usage information, increase regulatory scrutiny and increase the potential for civil liability under consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behavior, providers of major browsers have included features that allow users to limit the collection of certain data in general or from specified websites, and some regulatory authorities have been advocating the development of browsers that block cookies by default. These developments could impair our ability to collect user information that attracts advertisers. If such technology is widely adopted, it could adversely affect our business.

In the past, we identified a material weakness in our internal control over financial reporting. If the measures we have implemented, including internal controls, fail to be effective in the future, any such failure could result in material misstatements of our financial statements, cause investors to lose confidence in our reported financial and other public information, harm our business and adversely impact the trading price of our ADSs.
Our management is responsible for establishing and maintaining internal control over financial reporting, disclosure control, and complying with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act since we ceased to qualify as an “emerging growth company” under the JOBS Act at the end of 2017. Satisfying these requirements required us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal control over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2017, our management cannot guarantee that our internal control and disclosure controls will prevent all possible errors or all fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could in turn could harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.
We may experience difficulties in implementing new business and financial systems.
We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, particularly including the adoption and integration of a new internally developed tool to manage our invoicing, and various third-party developed tools to assist us with internal system integration, financial management, and consolidation. The process of migrating our legacy systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as the consolidation software relates to a wide variety of items in our financial statements that we report on a consolidated basis. In addition, while our financial management software is intended to increase accuracy of financial reporting and reduce our reliance on manual procedures and actions, the transition to that system can affect the accuracy of reporting as we align that system to our internal processes. This can affect a variety of parts of our revenue cycle, including recognition of revenue in accordance with our revenue recognition policy, deferred revenue, and accounts receivable. With respect to these systems, certain financial controls and processes will be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing the new software or related failures of our internal control over financial reporting could adversely affect our results of operations or financial condition and cause harm to our reputation.
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
Our brand, reputation and ability to attract and retain users to use our websites and apps depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and apps, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our services. Problems with the reliability or security of our systems could harm our reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.
Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in the Germany, United States, Hong Kong and China. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible by our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.
Changes in Internet browser functionality could result in a decrease in our overall revenue.
We generate revenue, in part, by redirecting users to our advertisers’ websites. Changes in browser functionality may either prevent or limit our ability to redirect users to our advertisers. As a result, our revenue could decline if we are no longer able to offer this feature to our users.

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
We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we rely on in various countries where we advertise have come to represent our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors could affect our brand image. Also, it is possible that the use of testimonials in the advertising and promotion of our brands could have a negative impact on customer retention and acquisition if the reputation of the testimonial provider is damaged. We may be subject to negative press accounts or other negative publicity regarding our product, brand or business practices, which may, among other things, cause us reputational harm. Such negative publicity may become more prevalent as a result of announced or future regulatory investigations or litigation relating to practices in our marketplace and related online travel-related market segments. Social media’s reach may magnify any negative publicity and messages can “go viral” necessitating effective crisis response in real time. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.
Many events beyond our control may adversely affect the travel industry.
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.
We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. As of December 31, 2017, we derived 38% of our total referral revenue from our operations in the Americas, 42% of our revenue from our operations in Developed Europe and 20% of our revenue from our operations in the Rest of World. See “Item 5 Operating and financial review and prospects” for a further description of our geographical operating segments. We face complex, dynamic and varied risk landscapes in the jurisdictions in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business models to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the user and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate are characterized by lower margins in our business and related businesses than is the case in more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grows over time.
In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	changing political conditions, including risk of rising protectionism, restrictions on immigration or imposition of new trade barriers;

•	local political or labor conditions, including being individually targeted by local regulators or being adversely affected by national labor strikes;

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
We have delegated considerable operational autonomy and responsibility to our employees, including allowing our employees flexible working hours that allow them to determine when, where and for how long they work. In addition, at the core of our culture is allowing our employees to grow, ensuring that they continuously accept new challenges and take on new responsibilities. This is reflected by our leadership framework, which was introduced in 2017. Under this framework, we encourage our employees to move into and out of newly defined leadership roles, and we rotate experienced employees to other jobs and different leadership roles within the company.
As a consequence, people in key positions may have less experience in the relevant operational areas. As our employees have significant autonomy and may lack experience when performing new operational roles, this could result in poor decision making, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
We rely on the performance of highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers. The loss of the services of any key individual could negatively affect our business. In particular, the contributions of certain key senior management are important to our overall success.
On February 28, 2018, our supervisory board approved a new streamlined leadership structure at trivago. In accordance with this plan, we reduced the number of managing directors in the management board from six to three, and reduced the number of persons whom we consider part of our leadership team from seven to five. The reduction in the size of our leadership team increases our exposure to the risk that we would lose the services of one or more of the remaining members of the team. Should one or more of our senior managers leave our company, we might experience dislocations while a replacement or replacements are located and they are integrated into our company. Any phase of transition to new senior managers may be accompanied by slower or inconsistent decision-making, or to the diversion of management attention to matters relating to executive recruitment and integration. This could have a material adverse effect on our results of operations or damage our reputation.
The Amended and Restated Shareholders’ Agreement contains certain provisions that could result in the departure of certain of our senior management, including if the Founders, collectively, hold less than 15% of our outstanding Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), they lose certain contractual rights to nominate members of our management board. In such case, our supervisory board may also request from the Founders, the resignation of members of the supervisory board who have been nominated by the Founders. In addition, the general meeting of shareholders, which is controlled by Expedia, has broad discretion to remove members of our management board with and without cause, irrespective of the Founders’ holdings. If the general meeting of shareholders has reasonable cause, as defined in the Amended and Restated Shareholders’ Agreement, for such removal, Expedia has the unilateral right, subject to certain exceptions, to purchase all of such member’s shares.
Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals who are key to designing code and algorithms necessary to our business, is intense globally. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly now that we are no longer an “emerging growth company.”
As a public company with ADSs traded on an exchange located in the United States, we incur legal, accounting and other expenses resulting from the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq, the Dutch Corporate Governance Code 2016, or the DCGC, and other applicable securities rules and regulations. Compliance with these rules and regulations have increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly now that we are no longer eligible for the exceptions from certain requirements available to “emerging growth companies” under the rules of the SEC. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, establishing the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.
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
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.
In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management continue to be U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose considerably less compensation-related information. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. We would need to convert our systems to prepare our financial statements in U.S. dollars. Such conversion and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have acquired businesses in the past, comprising myhotelshop GmbH, or myhotelshop, base7booking.com S.à r.l., or base7, B264 GmbH, or Rheinfabrik, and tripl GmbH, or tripl. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of potential acquisitions and subsequent integrations include:

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
We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may fail to comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates have historically been very low. Because a majority of our accounts receivable are owed by three large OTAs, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. In addition, as we seek to expand our advertiser base to include more direct hotel advertisers, alternative accommodation providers and other advertisers beyond our core OTA base, we may increase or exposure to counterparties that may fail to pay us. These counterparties may also be located in countries where enforcement of our creditors’ rights is more difficult than in the countries where our major OTA advertisers are located. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of such default, we could incur significant losses, which could adversely impact our business, results of operations, financial condition and prospects.
Risks related to our ongoing relationship with our shareholders
Expedia controls our company and has the ability to control the direction of our business.
As of December 31, 2017, Expedia owned Class B shares representing 59.6% of our issued share capital and 64.7% of the voting power in us. As long as Expedia owns a majority of the voting power in us, and pursuant to certain rights it has under the Amended and Restated Shareholders’ Agreement, Expedia will be able to control many corporate actions that require a shareholder vote.
This voting control limits the ability of other shareholders to influence corporate matters and, as a result, we may take actions that shareholders other than Expedia do not view as beneficial. This voting control may also discourage transactions involving a change of control of our company, including transactions in which you as a holder of ADSs (representing our Class A shares) might otherwise receive a premium for your shares. Furthermore, Expedia generally has the right at any time to sell or otherwise dispose of any Class A shares and Class B shares that it owns, including the ability to transfer a controlling interest in us to a third party, without the approval of the holders of our Class A shares and without providing for the purchase of Class A shares.
The Founders have contractual rights to exert control over certain aspects of our business.
As of December 31, 2017, the Founders owned 31.6% of our outstanding Class A shares and Class B shares. Pursuant to the Amended and Restated Shareholder’s Agreement, the Founders have contractual rights to exert control over certain aspects of our business. For example, as long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A shares and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any Share), the Founders will have certain rights to veto decisions about certain corporate matters. These contractual rights limit the ability of Expedia to control certain corporate matters and, as a result, we may fail to take actions that other shareholders may view as beneficial. This contractual control may also discourage transactions involving a change of control or sale of substantially all assets of our company, including transactions in which you as a holder of ADSs representing our Class A shares might otherwise receive a premium for your shares or dividend of proceeds representing a premium price for such assets. Furthermore, subject to certain exceptions, so long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any Share), the Founders who are then serving as managing directors have the ability to select the other managing directors and, as a result, the Founders and their appointees will comprise the body that has primary day-to-day operational control of the company. In addition, from the date that Mr. Schrömgens ceases to serve as chief executive officer for a period of three years, so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor in its function of chief executive officer, subject to the approval of Expedia and thereafter, the supervisory board.
Expedia’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest between Expedia, the Founders and us could be resolved in a manner unfavorable to us and our shareholders.
Various conflicts of interest between us, the Founders and Expedia could arise. Ownership interests of directors or officers of Expedia in our shares and ownership interests of members of our management board and supervisory board in the stock of Expedia, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to our company. In the years ended December 31, 2015, 2016 and 2017, Expedia, and brands affiliated with Expedia, accounted for 39%, 36% and 36% of our revenue, respectively.
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
Furthermore, disputes may arise between Expedia and us relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

•	tax, employee benefit, indemnification and other matters;

•	the nature, quality and pricing of services Expedia agrees to provide to us;

•	sales, other disposals, purchases or other acquisitions by Expedia of shares in us (including when our share price is lower than in comparable periods); and

•	business combinations involving us.
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
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. If we lose the ability to use a domain name, we would be forced to incur significant expenses to market our services under a new domain name, which could substantially harm our business. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the top-level domain name “trivago” is owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which, whether or not successful, could result in substantial costs and diversion of management attention.
Claims by third parties that we infringe on their intellectual property rights could result in significant costs and have a material adverse effect on our business, results of operations or financial condition.
From time to time, we could be subject to various patent and trademark infringement claims. These claims could allege, among other things, that our website technology infringes upon owned patented technology and/or trademarks of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay monetary damages, which could have an adverse effect on our results of operations. In addition, the costs associated with the defense of these claims could have an adverse effect on our results of operations. As we grow our business and expand our operations, we expect that we will continue to be subject to intellectual property claims. Resolving intellectual property claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
We use open source software in connection with our development. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. We could be subject to suits by third parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract may have a material adverse effect on our business, results of operations, financial condition and prospects and could help our competitors develop services that are similar to or better than ours.
Risks related to ownership of our Class A shares and ADSs
Our share price may be volatile or may decline regardless of our operating performance.
The market price for our ADSs has been, and will likely continue to, be volatile, in part because our ADSs have little history of being publicly traded and there have been relatively few ADSs outstanding. Our results of operations are also subject to material quarterly fluctuations that may affect the volatility of our ADSs. In addition, the market price of our ADSs may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts or from the financial guidance that we have communicated;

•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans;

•	changes in the prices paid to us by our customers or of our competitors;

•	our involvement in litigation;

•	our sale of ADSs or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ADSs;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.
The stock markets, including Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many Internet companies.
Future sales and/or issues of our ADSs, or the perception in the public markets that such sales may occur, may depress our ADS price.
Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs. The ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
Our Class B shares are convertible into Class A shares, which may be sold subject to certain restrictions in the Amended and Restated Shareholders’ Agreement.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of ADSs issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ADSs. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our ADS price and trading volume could decline.
The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ADSs or publishes inaccurate or unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading volume to decline.
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
Risks related to our corporate structure
The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
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

Our dual-class share structure with different voting rights, and certain provisions in the Amended and Restated Shareholders’ Agreement, limit your ability as a holder of Class A shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A shares may view as beneficial.
We have a dual-class share structure such that our share capital consists of Class A shares and Class B shares. In respect of matters requiring the votes of shareholders, based on our dual-class share structure, holders of Class A shares are entitled to one vote per share, while holders of Class B shares are entitled to ten votes per share. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Each of our ADSs represents one Class A share.
As of December 31, 2017, Expedia owned Class B shares representing 59.6% of our share capital and 64.7% of the voing power in us, and the Founders owned Class B shares representing 31.6% of our share capital and 34.3% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. See “Item 7 A. Major shareholders and related party transactions—Major shareholders.” As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.
German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings (which has been replaced by Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.
Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in the composition of our management board and supervisory board. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B shares owned by Expedia and our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board.

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
As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under Nasdaq rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under Nasdaq rules with which it does not comply, followed by a description of its applicable home country practice. Our Dutch home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by Nasdaq rules to foreign private issuers, including, among others, an exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors be comprised of a majority of independent directors, exemptions from the requirements that an issuer’s compensation committee should be comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Item 16 G. Corporate governance.” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under Nasdaq rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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
Risks related to taxation
We may become taxable in a jurisdiction other than Germany, and this may increase the aggregate tax burden on us.
Since our incorporation, we intend to have, on a continuous basis, our place of effective management in Germany. Therefore, we believe that we are a tax resident of Germany under German national tax laws. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch national tax laws. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the 2012 convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income.
The tax laws, tax treaties or interpretations thereof applicable to us may change. Furthermore, whether we have our place of effective management in Germany and are as such wholly tax resident in Germany is largely a question of fact and degree based on all circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in us becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our ADS price and trading volume to decline.
Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.
The application of various national and international income and non-income tax laws, rules and regulations to our historical and new services is subject to interpretation by the applicable taxing authorities. These taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenue. This has contributed to an increase in audit activity and harsher stances taken by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Significant degrees of judgment and estimation are required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects.
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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes, such as proposed country-by-country reporting beginning as early as 2016. In June 2017, almost 70 member jurisdictions have ratified the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting”. Additional multilateral changes are anticipated in upcoming years in connection with the action plan against “base erosion and profit shifting” and other multi-jurisdictional measures and initiatives like the Anti-Tax Avoidance Directive I and the Anti-Tax Avoidance Directive II of the European Union. In addition, there have been also developments in the national level in many countries that have targeted the digital economy. Any changes to national or international tax laws could impact the tax treatment of our earnings and adversely affect our profitability. We continue to work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations. Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or the discontinuation of beneficial tax arrangements in certain jurisdictions.
We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs.
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material tax considerations-Material U.S.

federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.
Certain of our ADS holders may be unable to claim tax credits to reduce German withholding tax applicable to the payment of dividends.
We do not anticipate paying dividends on our ADSs for the foreseeable future. As a Dutch-incorporated but German tax resident company, however, if we pay dividends, such dividends will be subject to German (and potentially Dutch) withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable double tax treaty rate, which is generally 15%, however, by an application filed by the tax payer containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the shares or ADSs of a German tax resident company may be unable to benefit from any available double tax treaty relief and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. The company has listed ADSs issued by a depositary with a direct link to the U.S. Depository Trust Company, or DTC, which should reduce the risk that the applicable German withholding tax certificate cannot be delivered to the ADS holder. However, there can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders.
Investors should note that the interpretation circular (Besteuerung von American Depository Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), or ADR Tax Circular, is not binding for German courts and it is not clear whether or not a German tax court will follow the ADR Tax Circular in determining the German tax treatment of our specific ADSs. Further concerns regarding the applicability of the ADR Tax Circular may arise due to the fact that the ADR Tax Circular refers only to German stock and not to shares in a Dutch N.V. If the ADSs are determined not to fall within the scope of application of the ADR Tax Circular, and thus profit distributions made with respect to the ADSs are not treated as a dividend for German tax purposes, the ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law. See “Item 10 E. Taxation—German taxation—German taxation of ADS holders”).
If we pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.
As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. However, Dutch dividend withholding tax is required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur.

Item 4: Information on the company

A.	History and development of the company
trivago was conceived by graduate school friends Rolf Schrömgens, Peter Vinnemeier and Stephan Stubner, who initially operated trivago out of a garage in Düsseldorf, Germany. trivago GmbH was incorporated in 2005, and its business eventually developed into a leading global hotel search platform. Mr. Stubner left the company in 2006 and another graduate school friend, Malte Siewert, joined the founding team.
Between 2006 and 2008, several investors invested €1.4 million in trivago. In 2010, Insight Venture Partners acquired 27.3% of the equity ownership of trivago for €42.5 million. Expedia acquired 63.0% of the equity ownership in trivago in 2013, purchasing all outstanding equity from non-Founders and some outstanding equity from the Founders and subscribing for a certain number of newly issued shares for a total of €477 million. Expedia subsequently increased its shareholdings slightly in the second and fourth quarter of 2016 through the purchase of shares held by certain employees who had previously exercised stock options.
We were incorporated on November 7, 2016 as travel B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. On December 16, 2016, we completed our IPO on the Nasdaq Stock Exchange. In connection with our IPO, we converted into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion and changed our legal name to trivago N.V. On September 7, 2017, we consummated the merger of trivago GmbH into and with trivago N.V.
We are registered with the Trade Register of the Chamber of Commerce in the Netherlands (Kamer van Koophandel) under number 67222927. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Bennigsen-Platz 1, 40474 Düsseldorf, Germany (under number HRB 79986). Our telephone number is +49-211-3876840000.
Our agent in the United States is Cogency Global Inc., and its address is 10 East 40th Street, 10th floor, New York, NY 10016.
Principal capital expenditures and divestitures
Although our growth has primarily been organic, we have made the following small strategic acquisitions since January 1, 2015:

•
In July 2015, we acquired 61.3% of the equity of myhotelshop, a German online marketing management service provider for hotels, for a total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition. On December 15, 2017, myhotelshop GmbH issued 8,074 new myhotelshop common shares for a total of €0.1 million to a minority shareholder, who was and continues to be an unrelated party to trivago. This capital infusion diluted our share in myhotelshop from 61.3% to 49.0%. Following the increase in capital, in addition to the removal of certain put/call rights and other changes made through the capital infusion, we lost our controlling financial interest in myhotelshop.

•
In August 2015, we acquired 52.3% of the equity of base7booking, a Swiss cloud-based property management service provider for hotels, for total purchase consideration of €2.1 million in cash, which was concluded to create synergies with our rate connect offerings. The operations of base7booking were subsequently transferred to Germany. On December 22, 2016, we exercised our call option in order to purchase the remaining 47.7% noncontrolling interest in base7booking for a cash consideration of approximately €0.9 million. As such, we became the sole owner of base7booking.

•
In August 2017, we acquired all material assets of tripl, a German online platform for personal travel recommendations, for a total purchase consideration of €0.7 million, consisting of cash and trivago N.V. shares. tripl was acquired to enhance our product with personalization technology that uses big data and a customer-centric approach. tripl's algorithm gives users tailored travel recommendations by identifying trends in users' social media activities and comparing it with in-app data of like-minded users. The alternative intelligence-driven product is designed to imitate the way a travel agent would recommend hotel experiences relevant to the customer, and combines it with the ease of online services.
These acquisitions were conducted with no external financing.
Public takeover offers
Since January 1, 2017, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.
Segment reporting
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and the Rest of World. The change from one to three reportable segments was the result of a management reorganization to more effectively manage the business. This reorganization was performed to align the management of the business to our focus on unique market opportunities and competitive dynamics inherent within each of the operating segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, New Zealand and Hong Kong. Segment revenue is comprised entirely of referral revenue. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses except for direct advertising.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is return on advertising spend, or ROAS, for each of our segments, which compares referral revenues to advertising spend.
For additional information relating to the development of our company, see “Item 4 B. Information on the company—Business overview.”

B.	Business overview
Overview
trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. In the year ended December 31, 2017, we had 727.1 million Qualified Referrals and offered access to more than 1.8 million hotels and other types of accommodation in over 190 countries. See “Item 5 Operating and financial review and prospects” for a further description of qualified referrals.
We have positioned our brand as a key part of the process for travelers in finding their ideal hotel. Our fast and intuitive hotel search platform enables travelers to find their ideal hotel by matching individual traveler preferences with detailed hotel characteristics, such as price, location, availability, amenities and ratings, across a vast supply of accessible hotels globally.
We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our hotel advertisers, which include OTAs, hotel chains, independent hotels and providers of alternative accommodation. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website where the user can complete the booking. The CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Our CPC bidding function enables advertisers to influence their own return on investment and the volume of referral traffic we generate for them. Recognizing that advertisers on our marketplace have varying objectives and varying levels of marketing resources and experience, we provide a range of services to enable advertisers to improve their performance on our marketplace.
Our hotel search platform can be accessed globally via 55 localized websites and apps in 33 languages. Users can search our platform on desktop and mobile devices, but benefit from a familiar user interface, resulting in a consistent user experience. In year ended December 31, 2017, our revenue share from mobile websites and apps exceeded 60%.
We have grown significantly since our incorporation in 2005. In the years ended December 31, 2015, 2016 and 2017, we generated revenue of €493.1 million, €754.2 million and €1,035.4 million respectively. During the same periods, we had net losses of €(39.4) million, €(51.4) million and €(13.0) million, respectively. In the years ended December 31, 2015, 2016 and 2017, our adjusted EBITDA was €(1.1) million, €28.2 million and €6.7 million, respectively. See "Item 5 Operating review—Results of operations—Revenue" for referral revenue by segment, representing a breakdown according to principal geographic markets. See “Item 3 A. Key information—Selected financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.
trivago's search platform
We believe that we are reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers. Our search platform forms the core of our user experience, and can be accessed globally via 55 localized websites and apps in 33 languages. As we provide a hotel search website, users do not book directly on our platform. When they click on an offer for a hotel room at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of hotels in the world. As of December 31, 2017, our database included more than 1.8 million hotels and other types of accommodation, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations.

Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Our platform organizes a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.
Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Initial search bar parameters	Subsequent search filters
Location (City, Region, Country, Point of Interest)	Hotel stars (1 star to 5 stars) Popularity/Our recommendations

Check-in date	trivago ratings (Below average, Satisfactory, Good, Very Good, Excellent)

Check-out date	Price range

Room type (single, double, family, multiple)	Distance from landmarks

Hotel name	Top amenities options (Pets, Beach, Free WiFi, Breakfast, Pool)

Hotel name or address
Performing a search shows a user a hotel listing page. This page contains broad, aggregated information, including:

•	Hotel information: We display information that we believe is relevant to the user, such as the hotel name, pictures, amenities, star rating and distance to selected location;

•
trivago ratings index: We aggregate millions of ratings globally. We produce a score for each property, which is updated daily to render relevant and valuable insights for our users while saving them time when searching for the ideal hotel. The rating is a single, easy-to-use score out of ten;

•	Reviews: We provide reviews from third parties in a clear and concise format; and

•
Price comparison: We prominently display a suggested advertised deal for each hotel, while also listing additional available offers from our advertisers in a list format, including room types, amenity and payment options. To learn more about how we select this suggested deal, see "—Marketplace" below.

Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com is our mobile-optimized website available on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.

Product changes in 2017
Below are some of the more significant developments in our search product during 2017:

•
Optimization of our back-end structure to accelerate future product improvements. We reorganized our hotel search team to focus on separating user interface aspects from the service layer that connects the user interface to our back-end systems. While we made only small changes to the user interface, we believe the strengthening of our infrastructure will create a foundation for growth and scalability of new technology in the long term.

•
Introduction of the "boundless maps" feature, which gives users a more fluid navigation experience when finding hotels in map view. The map reloads automatically as the user scrolls to view hotels by location.

•
Other product changes. We also made improvements to the user interface with a simplified rating scale and the introduction of tabs for slide-outs. To better show our images, we integrated a new gallery and tagged our images to present the most relevant content to our users.

In 2017, we also continued to implement measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. These are relatively small, incremental changes to our product that we believe, when considered together, will result in improvements to our product and platform. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on the number of Qualified Referrals, but we believe advertisers will increase their CPC bids in response to improved traffic quality in terms of booking conversion, which would have a long-term positive impact on Revenue per Qualified Referral (RPQR).
Alternative accommodation
On November 7, 2017, we started the technical integration of HomeAway's vacation rental inventory into our hotel search platform, running tests relating to the integration in Germany, Italy, Canada, the United Kingdom and the United States. We plan to gradually roll out additional readily bookable vacation rentals during the course of 2018. Vacation rentals are part of our alternative accommodation inventory, which complements our hotel offering. We are in the process of integrating this inventory with the aim of making it a part of our universal search experience. As of December 31, 2017, over 250,000 units of alternative accommodation were available on our platform. For us, this was another major step forward in adapting to more diverse traveler expectations and in understanding better how to display vacation rental inventory on our platform. This integration opened a new marketing channel for vacation rental platforms and increased diversity in our marketplace.
Marketing
Through test-driven marketing operations, we have positioned our brand as a key part of the process for travelers in finding their ideal hotel. We organize our marketing teams and spend allocations to focus on building effective messaging to a broad audience across multiple geographies and languages. We believe that building and maintaining the brand and clearly articulating our our role in travelers' hotel discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way.
Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing.

Brand marketing
To grow brand awareness and increase the likelihood that users will visit our websites and apps, we invest in brand marketing globally across a broad range of media channels, including TV marketing, video marketing (such as YouTube) and out-of-home advertising.
The amount and nature of our marketing spend varies across our markets, depending on multiple factors, including cost efficiency, local media dynamics, the size of the market and our existing brand presence in that market.
We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media. Mobile app marketing is becoming increasingly important with the continuous shift from desktop to mobile.
Performance marketing
We market our services and directly acquire traffic to our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as Search Engine Marketing or SEM), as well as through display advertising campaigns on advertising networks, affiliate websites and social networking sites (commonly referred to as Display, Email and Affiliate Advertising or DEA).
Allocation of marketing spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend.
In 2017, we started the implementation of our new model for allocating our marketing spend, which we refer to as our attribution model, with the aim of optimizing our investment mix going forward by focusing less on revenue generated in each user session and more on the end-to-end booking value of the user that we generate through our platform. The new attribution model focuses on whether a user who comes to us from a performance marketing channel proceeds to book a hotel, and reflects changes in how we determine whether revenue originated from a given marketing channel (or how revenue is “attributed” to that channel in our internal metrics), and informs decisions we make about how much we spend on each marketing channel.
In the third quarter, we completed the roll-out of this new attribution model in our DEA channel, after which we started to implement the new attribution model in our SEM channel. Following the roll-out of the new attribution model in our DEA channel in the third quarter, we experienced higher volatility and a slowdown in Qualified Referral growth compared to prior periods. We expect similar effects in the near-term resulting from the implementation of the new model in our SEM channel, but we believe this change will improve traffic quality in terms of booking conversion, which will have a long-term positive impact on advertisers' CPC bids and Revenue per Qualified Referral, or RPQR. For more information on Qualified Referrals and RPQR, see "Item 5 Operating and financial review and prospects—Operating result—Key factors affecting our financial condition and results of operations."
Advertiser relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective OTA, hotel chain and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to ensure they are optimizing their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience.

We aim to remain in close dialogue with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.
Relationship building with smaller advertisers, including some independent hotels, differs from those with OTAs and sophisticated hotel chains as they are often less familiar with CPC bidding models and online advertising more broadly. This typically ensures a longer sales cycle where the starting point can be building awareness of the relevance of our marketplace or articulating the opportunities that our independent platform offers. It often requires onboarding by encouraging the optimization of their information and profiles on our site, upselling products to further enhance their profiles, and encouragement to start bidding directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each hotel. As of December 31, 2017, over 400,000 hotels engaged through Hotel Manager (described below) directly with our platform (as of December 31, 2016: 240,000), of which over 45,000 subscribed to Hotel Manager Pro (as of December 31, 2016: 30,000).
Marketing tools and services for advertisers
We offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites. The following tools and services provide tailored solutions for OTAs, hotel chains and independent hotels to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs. Our tools include:
trivago Hotel Manager, a marketing platform that gives each hotelier control over its hotel profile.

•
trivago Hotel Manager “Basic,” a free administration tool specifically for hotels, helping them build and manage a unique hotel profile on trivago to enhance their presence. This includes the ability to manage visual and static content, including adjusting contact details, pictures, amenities and service listings, as well as refining descriptions. Using the Hotel Manager tool, each hotel can ensure that our marketplace accurately captures their offerings, helping attract guests.

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

•
trivago Hotel Manager “Rate Connect,” which enables independent hotels to publish their website rates directly on their profiles, helping them to increase direct bookings and their prominence in our marketplace. Hotels set a monthly budget, and we create an optimized marketing campaign, automatically calculating CPC bids that are competitive with other advertisers and targeted to increase referrals. A dedicated team of marketing experts is available via email or phone to support hotels.

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

•
Automated Bidding, which allows OTAs, hotel chains and independent hotels to bid efficiently on listings. Advertisers are able to decide the traffic volumes or return on advertising investment they wish to reach and the tool will automatically set and adjust bids according to the target. We believe this is an especially valuable tool for advertisers that are less familiar with online bidding models, although it is our belief that larger, more experienced advertisers will also value the efficiency Automated Bidding provides.

•
Express Booking, which is developed to help our advertisers drive bookings by providing the option of an easy booking method within our marketplace. Although the booking information is completed on our site, the advertiser processes payment directly, confirms the booking and provides any booking support. We also prominently feature the brand of the advertiser taking the booking, allowing our advertisers to continue to build their own brand within our marketplace.

•
Direct Connect for Chains, which enables hotel chains to publish rates from their website directly on their inventory using their existing Central Reservation System and Internet Booking Engine. This helps them increase direct bookings and their prominence on our marketplace. Hotel chains that run direct connect campaigns also get access to Automated Bidding and Express Booking tools.

Marketplace
We design our algorithm to showcase the hotel room rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We consider the completion of hotel bookings, which we refer to as conversion, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room rates on our marketplace and CPC bids for each user click on an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room rates and availability on a near-real time basis.
In determining the prominence given to offers and their placement in our search results, including in hotel comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include the advertiser’s offered rate for the hotel room, the likelihood the offer will match the user’s hotel search criteria, data we have collected on likely booking conversion and user experience (as reflected in our relevance assessment) and the CPC bids submitted by our advertisers.
The CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Generally, the higher the potential booking value generated by a qualified referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers’ CPC bids reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes hotel room inventory that the advertiser has for some period of time withdrawn from its active inventory on trivago.
Our relevance assessment focuses on the quality of users' experience after clicking out to an advertiser from our website. The relevance assessment approximates the relative ease or difficulty for users of completing a booking on our advertisers’ websites and advantages that advertisers might derive from non-standard website designs, and then results in an upward or downward adjustment to those advertisers’ CPC bids in our marketplace's auction process based on that evaluation, which in turn can affect the prominence given to the offers in our search results (with offers more likely to lead to a booking given greater prominence). During the fourth quarter of 2017, we upgraded our relevance assessment, by introducing an automated calculation, new factors to approximate the user experience and general optimizations of the algorithm.
By managing their CPC bids, relevance assessments and hotel room rates submitted on our marketplace, our advertisers can influence their own returns on investment and the volumes of referral traffic we generate for them. We believe that by providing tools and services, such as our Automated Bidding tool, we can increase competition and create a more level playing field for our advertisers. By doing this, we aim to mitigate competitive disadvantages for smaller advertisers on our marketplace and to deliver more choice for our users.

As mentioned under “—trivago’s search platform” above, we prominently display a suggested deal for each hotel, which is determined based on our algorithm as described above, while also listing additional offers made available to us from our advertisers in a list format. In late 2017, we started to roll out a broadened selection of offers we display and modified how we display them. When the lowest rate in the marketplace auction for the hotel room in question is lower than the suggested deal that our algorithm places in the top position, we include that offer along with additional offers that users can access.
Our market opportunity
As hotel discovery, evaluation and booking increasingly move online, travelers and advertisers face distinct challenges.
Challenges for travelers
With the digitalization of the hotel industry, there is an ever-increasing quantum of information available about hotels including amenities, style, reviews, location and pictures. Additionally, details on pricing and availability are continually updated in or near real-time. This information has empowered travelers, providing a level of insight that was previously unavailable. However, this information is often delivered via multiple, fragmented sources, including OTAs, hotel chains, independent hotels, Internet search engines and other review sites. Also, many websites, including those that aggregate disparate information, are slow, confusing to navigate, and may not display the best available hotel or pricing for travelers. Furthermore, many local OTAs and smaller hotels only display their information in the local language, which creates an additional layer of complexity for travelers looking to find the ideal hotel in a foreign destination. These developments can make booking a hotel a frustrating experience for travelers.
Challenges for hotel advertisers
Hotel advertisers operate in a competitive market with a broad range of participants, each having specific needs. OTAs need to drive high volumes of traffic to their websites to generate revenues, while hotel chains and independent hotels who operate high fixed cost models focus on ensuring their inventory is filled. Both OTAs and hotel advertisers aspire to reach a targeted audience of travelers with their marketing.
Traditional offline advertising media, including TV, radio, print and outdoor, focus on reaching a broad audience and can be an expensive media for reaching the few travelers seeking hotels in a specific location on specific dates.
There are challenges with online advertising as well. Many advertisers spend an increasing amount of their marketing budgets on online advertising where it is possible to economically reach a very broad audience through a website. However, the fragmentation of travelers online makes it difficult to scale cost effectively. Furthermore, OTAs, smaller hotel chains and hotels may not have the resources to develop sophisticated websites and as a result, provide a limited user experience in terms of attractiveness, comprehensiveness of information and ease of booking. Such websites often only publish information in local languages, limiting their reach to a local market.
Benefits for our users
Global aggregation of real-time hotel supply
We aggregate hotel availability from a range of advertisers globally. This supply is continually updated, so users can view current availability from a broad range of advertisers. We believe travelers use our hotel search platform as their entry point for hotel research, confident that they receive comprehensive coverage of their options to book a hotel.
Increased price competition and reduced search costs
Enhanced price competition results in the display of rooms with a broad range of pricing options available from our advertisers.

Tailored hotel search function
Our search function is designed to enable individual users to find their ideal hotel. We personalize results based on a user’s search terms, selected filters and other interactions with trivago’s platform. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. trivago’s search algorithms, which are refined by millions of searches each day, create matches among the sets of information.
Deep content and easy-to-use information on hotels
We obtain hotel information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings and amenities. We synthesize and enrich this information. For example, our rating score distills review information from multiple sources into a single easy-to-use score for the traveler.
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
Market-driven, referral-based pricing structure
We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. Our CPC bidding model makes it easy for advertisers to evaluate the performance of their spend and influence their own return on investment.
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
Our strengths
We believe that our competitive advantages are based on the following key strengths:
Industry-leading product and user experience
We believe that we provide the most effective and intuitive hotel search platform for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and enhance multiple aspects of our websites and apps, believing that incremental advancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our platform.

Significant scale
We have achieved significant scale, with more than 1.8 million hotels and other types of accommodation available on our platform as of December 31, 2017, supported by 55 localized versions of our websites and apps served in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. Our business benefits from our engaged and often long-established relationships with local advertisers globally. In the year ended December 31, 2017, we had 727.1 million qualified referrals. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.
High brand recognition
We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel search.
Powerful data and analytics
We capture large amounts of data across our platform, including traveler data, advertiser data, publicly available content and insights on how travelers and advertisers interact with our platform. As our business has grown, the volume of information we can analyze has also correspondingly increased. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to this data enables us to continuously improve our platform.
Our strategy
We create value to our users and our advertisers through the power of technology. We believe that the strength of our brand and our position as a first source of information for travelers drive customer demand, which when combined with our global scale and broad based accommodation supply gives us a unique position in the ongoing migration of travel from offline to online. Our primary focus are technology and product innovation, measures to increase lifetime value of our customers as well as our continued efforts in building our brand as part of our ongoing global expansion.
Product improvements
Our technology teams drive innovation to help users navigate through a vast number of hotel offerings to find the hotel that is ideal for them. In 2017, we continued to invest in our technology platform, rebuilding large parts of our back-end infrastructure. We believe that this effort will create a foundation for growth and scalability of new technology in the long term. We have released features improving the user interface, for example adding boundless maps to simplify hotel search based on location. Furthermore, we have recently taken steps to integrate alternative accommodation supply from HomeAway and other suppliers into our main search functionality. We have run tests relating to the integration in various countries, such as the United States, the United Kingdom and Germany. We plan to gradually roll out additional readily bookable alternative accommodation, such as vacation rentals or resorts, during the course of 2018.
We continue to focus our product innovations on increasing value delivered to our users by customizing our hotel search to our users’ interests beyond location and price comparisons.
Marketplace improvements and tools for advertisers
In late December 2016, we first introduced the relevance assessment, which is an adjustment to advertisers’ CPC bids on our marketplace’s auction process. During the fourth quarter of 2017, we upgraded our relevance assessment by introducing an automated calculation, new factors to approximate the user experience and general optimizations of the algorithm. We continue to focus on giving advertisers the flexibility to test and optimize their landing pages while promoting an experience on our website that we believe is optimal for our users.

We remain focused on ensuring a healthy marketplace that connects our broad and deep supply of hotels and other accommodation with our user base. Apart from the steps we are taking to increase diversity on our marketplace described above, we aim to mitigate competitive disadvantages for smaller advertisers on our marketplace. We believe that by providing tools and services, especially for advertisers with less technical infrastructure and experience, we can increase competition and create a more level playing field for advertisers.
Focus on lifetime value of the customer
We are implementing initiatives that are designed to focus more on the end-to-end booking value of our users and less on the revenue generated in session. We believe that these initiatives will help us increase booking conversion rates, RPQR and, ultimately, our financial performance over the long term. Some of these changes include:

•
Measures aimed at optimizing our platforms and product, as described above, with the intention of increasing booking conversion and user engagement on our site, thus reducing the number of click-outs required to ultimately make a booking;

•
Our relevance assessment, which is an adjustment to advertisers’ CPC bids in our marketplace auction process based on our assessment of the quality of users' experience after leaving our website, as described above; and

•
Our attribution model, which is our model for allocating our performance marketing spend. We continuously modify this attribution to reflect changes in how we determine whether revenue originated from a given marketing channel (or how revenue is “attributed” to that channel in our internal metrics). The attribution model informs decisions we make about how much we spend on different performance marketing channels. We continually change the model to focus on whether a user who comes to us from a performance marketing channel proceeds to book a hotel.

Going forward, we plan to focus on changes to our platform, marketplace and advertising spend to optimize for traffic quality instead of volume. We aim to increase the value of our referrals by shortening the booking funnel.
Brand building
We continue to focus on building our trivago brand. In 2017, we ran and tested over 800 different TV spots globally. As a result, our aided brand awareness has reached over 75 percent in the U.S. market and more than 80 percent in the large European markets and in Australia. We still see potential for increasing brand awareness, especially in our faster-growing Rest of the World segment.
We intend to be each traveler’s first source of hotel information by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue enhancing our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere. We believe that investing in our brand combined with product innovations will help us further improve customer loyalty and retention.
Our customers
Customers that pay to advertise on trivago include:

•	OTAs, including large international players, as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Independent hotels;

•	Providers of alternative accommodation, such as vacation rental or private apartments; and

•	Industry participants, including metasearch and content providers.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 39%, 36% and 36% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. Booking Holdings and its affiliated brands, Booking.com and, through 2015, Agoda, accounted for 27%, 43% and 44% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively.
Nearly all of our agreements with advertisers, including our agreements with our three largest advertisers, may be terminated at will or upon three to seven days’ prior notice by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3 D. Risk factors".
Competition
We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC rates and advertisers’ implied return on investment. While we compete with OTAs, hotel chains and independent hotels for user traffic, these parties also represent the key contributors to our revenue and supply of hotels and other accommodation.
Competition for users
We compete to attract users to our websites and apps to help them research and find hotels. Given our position at the top of the online hotel search funnel, many companies we compete with are also our customers.
Our principal competitors for users include:

•	Online metasearch and review websites, such as Kayak, Qunar, TripAdvisor and Google Hotel Ads;

•	Search engines, such as Baidu, Bing, Google and Yahoo!;

•	Independent hotels and hotel chains, such as Accor, Hilton and Marriott;

•	OTAs, such as Booking.com, Ctrip and Expedia; and

•	Alternative accommodation providers, such as Airbnb and HomeAway.
Competition for advertisers
We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC rates and advertisers’ implied return on investment.
Our principal competitors for advertisers’ marketing spend include:

•	Print media, such as local newspapers and magazines;

•	Other traditional media, such as TV and radio;

•	Search engines, such as Baidu, Bing, Google and Yahoo!;

•	Online metasearch and review websites, such as Kayak, Qunar, TripAdvisor and Google Hotel Ads;

•	Social networking services, such as Facebook and Twitter;

•	Websites offering display advertising;

•	Email marketing software and tools;

•	Online video channels, such as YouTube; and

•	Mobile app marketing.

Our employees and culture
We believe that our entrepreneurial corporate culture, flexible working hours and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast-moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.
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
In April 2017, we introduced our new leadership framework, which is another step we have taken that is intended to keep our company agile. Under the new framework, we have broken up the traditional reporting lines into three dimensions, allowing each employee to progress on the dimensions he or she is most excited about and suitable for.
We have identified three core leadership roles:

•	responsibility leads, who are responsible for the development of an operational area at trivago;

•	talent leads, who are responsible for individuals' professional and personal development at trivago; and

•	knowledge leads, who are responsible for sharing expertise and developing knowledge within trivago on a specific topic.
We envision that different individuals will often take on different leadership roles and will move into different roles as they learn what interests them and what role is most suitable for them. As our employees move into different roles within trivago, we intend for them to have one constant talent lead, who generally works on a different team.
We believe that moving employees into different leadership roles will help them use the expertise they have gained at trivago to challenge our thinking in different areas and to promote innovation. Our new leadership framework is intended to prevent us from forcing employees into pre-determined career development paths, which they did not actively choose to follow, and to create an environment where each employee can naturally come across opportunities to help them learn and grow. By doing this, we plan to give employees the necessary freedom in their work in order for them to shape their own professional journeys while at trivago.

Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, hotel searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons, although the expected increase in return on advertising spend was less pronounced in the fourth quarter of 2017. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
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
Government regulation
trivago provides data and information to its users and advertisers and conducts consumer facing marketing activities that are subject to consumer protection laws in jurisdictions in which we operate, regulating unfair and deceptive practices. For example, the United States and European Union (including at Member State level) - but also many other jurisdictions - are increasingly regulating commercial and other activities on the Internet, including the use of information retrieved from or transmitted over the Internet, the display, moderation and use of user-generated content, and are adopting new rules aimed at ensuring user privacy and information security as well as increasingly regulating online marketing, advertising and promotional activities and communications, including rules regarding disclosures in relation to the role of algorithms and price display messages in the display practices of platforms.
There are also new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.
In particular, we are subject to an evolving set of data privacy laws. As of May 25, 2018, a new EU data protection regime (EU’s General Data Protection Regulation 2016/679 or GDPR) will become applicable that provides for a number of changes to the existing EU data protection regime. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior (for example, trip booking services).  The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. We may incur substantial expense in complying with the new obligations to be imposed by the GDPR and we may be required to make significant changes in our business operations and product and services development, all of which may adversely affect our revenues and our business overall.

In addition, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A number of our service providers and hotels operate in such jurisdictions. There are recent regulatory concerns about certain measures that can be used to validate such data export, as well as litigation challenging some of the mechanisms for adequate data transfer (i.e., the standard contractual clauses). We could be impacted by changes in law as a result of the current challenges to these mechanisms by regulators and in the European courts which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation and business.
Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet display, disclosure and advertising activities. It is impossible to predict whether new taxes or regulations will be imposed on our services, and whether or how we might be affected. Increased regulation of the Internet could increase the cost of doing business or otherwise materially adversely affect our business, financial condition or results of operations.
In addition, the application and interpretation of existing laws and regulations to our business is often uncertain, given the highly dynamic nature of our business and the sector in which trivago operates.
Technology and infrastructure
Data and proprietary algorithms
We process a large amount of information about user traffic and behavior, advertisers and direct connections into the databases of many of our advertisers. We believe it is central to the success of our business that we effectively capture and parse this data. To achieve this, we have developed proprietary algorithms that drive key actions across our platform, including search, listings and bidding tools. We continue to explore new ways to capture relevant data and feed this into our platform to further enhance the experience for both our users and advertisers.
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

C.	Organizational structure
trivago N.V. historically acted as a holding company of trivago GmbH, the historical operating company of the trivago group. As described in more detail below under "—Post-IPO merger", the merger of trivago GmbH into and with trivago N.V. became effective on September 7, 2017. In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago GmbH, travel B.V. and trivago N.V., and their respective consolidated subsidiaries, as applicable.
Pre-IPO corporate reorganization
On December 21, 2016, trivago N.V. completed its IPO. In connection with the IPO, we underwent a pre-IPO corporate reorganization, and trivago N.V. became the parent holding company of trivago GmbH. Prior to the pre-IPO corporate reorganization, Expedia owned 63.5% and the Founders owned 36.5%, in aggregate, of the voting power in trivago GmbH. On December 16, 2016, Expedia contributed pursuant to the pre-IPO corporate reorganization all of its units in trivago GmbH to travel B.V. in a capital increase in exchange for newly issued Class B shares of travel B.V. In connection with the change of legal form of travel B.V. into trivago N.V., such shares were converted into Class B shares of trivago N.V.
The Founders contributed 1,081 units, including units contributed to satisfy the underwriters’ exercise of the over-allotment option, of trivago GmbH, representing 7.7% of their aggregate shareholding in trivago GmbH, to travel B.V. in a capital increase in exchange for newly issued Class A shares of travel B.V., which were converted into Class A shares of trivago N.V. and subsequently sold as ADSs in the IPO.
Post-IPO merger
Following our IPO, we requested binding tax rulings from the German tax authorities regarding the tax neutrality to trivago GmbH, trivago N.V. and the Founders of our plan to merge trivago GmbH into and with trivago N.V., which we refer to as the post-IPO merger. Based on the facts presented in the requests for the rulings, the tax rulings confirmed the tax neutrality of the post-IPO merger for trivago GmbH, trivago N.V. and the Founders under German tax law in all material respects. Following receipt of such tax rulings, we consummated the post-IPO merger, which became effective on September 7, 2017. Pursuant to the post-IPO merger, the Founders exchanged all of their units in trivago GmbH remaining after the pre-IPO corporate reorganization for Class B shares of trivago N.V. As of December 31, 2017 and after all trivago GmbH units were exchanged for Class B shares of trivago N.V., the Founders held 34.3% of the voting power in trivago N.V., and Expedia held 64.7% of the voting power in trivago N.V.

Current organizational structure
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2017:

Free Float
Expedia Lodging Partner Services S.à.r.l.
Founders
59.6%
31.6%
8.8%
trivago N.V.

trivago N.V. is the direct or indirect holding company of our subsidiaries.  As of December 31, 2017, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant". We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the Exchange Act to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors.

D.	Property, plant and equipment
Our corporate headquarters are located in Düsseldorf, Germany where we lease office space of 17,761 square meters, in the aggregate, under separate lease agreements expiring between June 2018 and December 2019.
On July 23, 2015, we entered into a lease agreement for 26,107 square meters of office space at another location in Düsseldorf, Germany for a ten-year fixed term commencing upon finalization of the construction of the facilities. We intend to relocate our corporate headquarters to such facilities in 2018 when construction is expected to be completed.

Item 4A: Unresolved staff comments
Not applicable.

Item 5: Operating and financial review and prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Item 3 A. Key information—Selected financial data” of this annual report and our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk factors” and “Special note regarding forward-looking statements” sections and elsewhere in this annual report.

A.	Operating results
Overview
Our total revenue for the years ended December 31, 2015, 2016 and 2017 was €493.1 million, €754.2 million and €1,035.4 million, respectively, representing an increase of 53% from 2015 to 2016 and 37% from 2016 to 2017. Our Referral Revenue for the years ended December 31, 2015, 2016 and 2017 was €490.2 million, €745.8 million and €1,020.3 million, respectively. Referral Revenue grew by 37% year-over-year from 2016 to 2017. Our Americas and Rest of World segments were the main contributors to that growth, with year-over-year increases of 37% and 84%, respectively, from 2016 to 2017, while Referral Revenue in our Developed Europe segment also grew by 22% year over year.
Our net losses for the years ended December 31, 2015, 2016 and 2017 were €39.4 million, €51.4 million and €13.0 million, respectively, increasing by 30% from 2015 to 2016 and decreasing by 75% from 2016 to 2017.
Adjusted EBITDA for the years ended December 31, 2015, 2016 and 2017 amounted to €(1.1) million, €28.2 million and €6.7 million respectively. This implies an Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by total revenue) of (0.2)%, 3.7% and 0.6%, respectively.
Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.
Key metrics we use to monitor our revenue include the number of Qualified Referrals we make, the revenue we earn for each Qualified Referral, or RPQR, and our return on advertising spend, or ROAS.
Qualified Referrals
We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.
Since a visitor may generate several referrals on the same day, but typically intends to only make one booking on a given day, we track and monitor the number of Qualified Referrals from our platform. We define a "Qualified Referral" as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral. While we charge advertisers for every referral, we believe that the Qualified

Referral metric is a helpful proxy for the number of unique visitors to our site with booking intent, which is the type of visitor our advertisers are interested in and which we believe supports bidding levels in our marketplace.
We had 334.6 million, 535.3 million and 727.1 million Qualified Referrals for the years ended December 31, 2015, 2016 and 2017, respectively, representing annual growth rates of 60.0% and 35.8% in 2016 and 2017, respectively.
We believe the primary factors that drive our Qualified Referral development are the number of visits to our websites and apps, the booking intent of our visitors, the number of available hotels on our hotel search platform, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the user friendliness of our websites and apps and the degree of customization of our search results for each visitor. Ultimately, we aim to increase the number of Qualified Referrals we generate by focusing on making incremental improvements to each of these parameters. In addition to continuously seeking to expand our number of relationships with hotel advertisers, we partner with such hotels to improve content, and we constantly test and improve the features of our websites and apps to improve the user experience, including our interface, site usability and personalization for each visitor.
The following table sets forth the number of Qualified Referrals for our reportable segments for the periods indicated:

	Year ended December 31,			% Change
(in millions) (unaudited)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Americas	87.1	149.1	203.4	71.2%	36.4%
Developed Europe	183.7	255.4	295.5	39.0%	15.7%
Rest of World	63.8	130.8	228.3	105.0%	74.5%
Total	334.6	535.3	727.1	60.0%	35.8%
Note: Some figures may not add due to rounding.
Revenue per Qualified Referral (RPQR)
We use average Revenue per Qualified Referral, or RPQR, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:
RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals
RPQR is determined by the CPC bids our advertisers submit on our marketplace as the CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Accordingly. the bidding behavior of our advertisers is influenced by the rate at which our qualified referrals result in bookings on our advertisers’ websites, or booking conversion, and the amount our advertisers obtain from Qualified Referrals as a result of hotels booked on their sites, or booking value, and the degree to which advertisers are willing to share with us the overall estimated booking revenues generated by our advertisers from our referrals, or revenue share, which we also refer to as "commercialization". We estimate booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace, and in particular, to gain insight into how our advertisers manage their advertising campaigns. Generally, the higher the potential booking value generated by a qualified referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids reflect their view of the likelihood that each click on an offer will result in a booking by a user. Reflecting these dynamics, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated, even though we invoice the majority of our advertisers in euro and have relatively little direct foreign currency translation with respect to our revenue.
RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. For the years ended December 31, 2015, 2016 and 2017, RPQR was €1.46, €1.39 and €1.40, respectively.
The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

	Year ended December 31,			% Change
RPQR in € (unaudited)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Americas	1.97	1.92	1.93	(2.5)%	0.5%
Developed Europe	1.41	1.37	1.44	(2.8)%	5.1%
Rest of World	0.92	0.85	0.89	(7.6)%	4.7%
Total	1.46	1.39	1.40	(4.8)%	0.7%
The following tables set forth the percentage change year-on-year in each of the components of RPQR for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

	Year ended December 31,
% increase in RPR (unaudited)	2016 vs 2015	2017 vs 2016
Americas	7.7%	8.6%
Developed Europe	6.8%	19.1%
Rest of World	3.6%	10.3%
Total	6.5%	10.2%

	Year ended December 31,
% increase in number of referrals (unaudited)	2016 vs 2015	2017 vs 2016
Americas	54.6%	25.9%
Developed Europe	23.5%	2.8%
Rest of World	82.3%	64.5%
Total	42.7%	24.4%

	Year ended December 31,
% increase in Qualified Referrals (unaudited)	2016 vs 2015	2017 vs 2016
Americas	71.2%	36.4%
Developed Europe	39.0%	15.7%
Rest of World	104.9%	74.6%
Total	60.0%	35.8%

	Year ended December 31,
% increase (decrease) in click-out rate referrals (unaudited)	2016 vs 2015	2017 vs 2016
Americas	(9.7)%	(7.7)%
Developed Europe	(11.1)%	(11.1)%
Rest of World	(11.0)%	(5.8)%
Total	(10.8)%	(8.4)%
Return on advertising spend (ROAS)
We track the ratio of our Referral Revenue to our advertising expenses, or ROAS. We believe that ROAS is an indicator of the effectiveness of our advertising. Our ROAS was 113%, 120% and 115% for the years ended December 31, 2015, 2016 and 2017, respectively. Our ROAS in the Americas, Developed Europe and the Rest of World was 102%, 133% and 87% for the year ended December 31, 2015, respectively, as compared to 118%, 136% and 90% for the year ended December 31, 2016, respectively, and 116%, 131% and 92% for the year ended December 31, 2017, respectively. We believe the development of our ROAS among the reportable segments is primarily related to the different stages of development of our markets. For example, in Developed Europe, where we have operated the longest on average, we have historically experienced the highest average ROAS. Our ROAS in the Rest of World segment, where we have the lowest average ROAS, is also impacted significantly by the number of markets in the segment, including markets that we have recently entered and thus require significant advertising spend to reach scale. Over time, as our markets continue to develop, we believe that we will experience further increases in the efficiency of our advertising spend and thus improvements in our average ROAS. Given that advertising expenses account for the significant majority of our operating expenses, we believe this will have a direct impact on our operating margins and Adjusted EBITDA.
Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
Our ROAS by reportable segment for the years ended December 31, 2015, 2016 and 2017 was as follows:

	Year ended December 31,
(unaudited)	2015	2016	2017
Americas	102%	118%	116%
Developed Europe	133%	136%	131%
Rest of World	87%	90%	92%
Total	113%	120%	115%

Recent trends in our business
The following trends have contributed to the results of our consolidated operations, and we anticipate that they will continue to impact our future results:
Marketplace dynamics and increased volatility
Changes in marketplace dynamics, particularly as a result of changing bidding strategies and testing by our advertisers, have contributed to the increased volatility of our financial results and to the substantial slowdown in revenue growth that we experienced in the second half of 2017. In the first half of 2017, we benefited from the introduction of our relevance assessment, which is an adjustment to advertisers’ CPC bids based on our assessment of the quality of users’ experience after leaving our website. In the first half of 2017, some advertisers compensated for their lower relevance assessment by submitting higher CPC bids. This development positively impacted Referral Revenue and increased levels of commercialization of our platform. Starting in the final weeks of June 2017, some of our significant advertisers optimized their websites and bidding strategies in response to the introduction of the relevance assessment. As a result, advertisers were able to lower their CPC bids starting in the third quarter of 2017, which resulted in an algorithm-driven pull back in our performance marketing advertising spend in the third quarter of 2017 and was accompanied by a deceleration of our brand marketing expenditure growth. The second half of 2017 was also negatively impacted by lower levels of commercialization and increased volatility on our marketplace due to significant testing activities by our largest advertisers. Some of our largest advertisers also conducted significant testing activities on our marketplace at elevated levels as they looked to optimize their own advertising spend on our platform and those of our competitors. Some advertisers have withdrawn from our marketplace for periods of time in certain geographic markets, including in some of our key markets, and have also deactivated some of their inventory, most frequently inventory that they alone advertised or was inactive. During the fourth quarter of 2017, we also upgraded our relevance assessment, by introducing an automated calculation, new factors to approximate the user experience and general optimizations of the algorithm. Some of the testing referred to above included advertisers’ testing of their landing pages in response to the relevance assessment, which, together with changing advertiser bidding strategies, significantly impacted CPC bids and levels of commercialization on our marketplace. As volatility increased on our marketplace, advertisers had less certainty about marketplace dynamics and less clarity surrounding CPC bids to make informed decisions about their bidding and strategy, which also impacted marketplace dynamics during affected periods.
Changes in our levels of commercialization
Changes in commercialization are reflected in our Referral Revenue and RPQR levels as our advertisers adjust the CPC bids they submit on our marketplace. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Booking Holdings and Expedia can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. During 2017, we observed a number of trends that impacted levels of revenue share and commercialization of our marketplace:

•	Our advertisers' testing of their bidding strategies and the extent to which they make their inventories available on our marketplace;

•	Responses of advertisers to elevated levels of volatility on our marketplace;

•	Advertiser competition for the placement of their offers;

•	The fees advertisers are willing to pay based on how they manage their advertising costs and their targeted return on investment; and

•	Our advertisers’ response to changes made to our marketplace, such as the relevance assessment.

Advertising expense
For the years ended December 31, 2015, 2016 and 2017, we spent €432.2 million, €623.5 million and €884.7 million on advertising, respectively, representing 87.6%, 82.7% and 85.4% of our total revenue for such periods. We believe that increasing brand awareness creates self-reinforcing value by resulting in a greater number of visits to our platform and referrals to our advertisers that encourage more OTAs and hotels to advertise their inventory in our search results, which in turn makes our services more useful to users, further increasing the number of visits to our websites and apps and referrals to our advertisers. We believe that these investments contributed significantly to our revenue growth historically, although we expect deceleration in revenue growth rates in our more mature markets as our share in those markets increases and further advances in brand awareness become increasingly difficult and expensive to achieve. We already experienced a deceleration in revenue growth in these markets and a significant slowdown in our advertising spend growth, as described above, contributed to a decline in Referral Revenue in Developed Europe in the fourth quarter of 2017. Increasing brand awareness and usage of our platform are important parts of strategy as we plan to return to growth in the second half of 2018, and at this time we expect to continue to invest in marketing.
Rapid changes in Referral Revenue resulting from dynamics on our marketplace and changes in advertiser behavior can occur with little or no notice to us, and have resulted in our not having enough time to pull back our advertising spend, particularly on television, quickly enough to respond to the speed of the change in revenue levels. This was the case in the third quarter of 2017, when we were initially unable to pull back planned TV advertising spend quickly enough to respond to the speed of the RPQR slowdown. In addition, rapid slowdowns in Referral Revenue, such as that in the third quarter of 2017, can cause the algorithms that we use to allocate our performance marketing spend to pull back performance marketing spend more quickly than in an environment with lower volatility. As we spent the great majority of our revenue on advertising, our inability to pull back advertising negatively impacted our operating results in 2017.
Measures designed to maximize the lifetime value of the user
We are implementing initiatives that are designed to focus less on revenue generated in each user session and more on the end-to-end booking value of our users. Some of these measures include:

•
Measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. These are relatively small, incremental changes to our product that we believe, when considered together, will result in improvements to our product and platform; and

•
Our attribution model, which is our model for allocating our performance marketing spend. We continuously modify this model to reflect changes in how we determine whether revenue originated from a given marketing channel (or how revenue is “attributed” to that channel in our internal metrics) and that informs decisions we make about how much we spend on different performance marketing channels. The new attribution model focuses on whether a user who comes to us from a performance marketing channel books a hotel.

Since we make these changes by optimizing for traffic quality instead of volume, these changes have tended to have a negative impact on Qualified Referrals, but have contributed to positive effects in RPQR. Following the roll-out of the new attribution model in our Display, Email and Affiliate Advertising channel in the third quarter of 2017 and the implementation of measures aimed at optimizing our platform, we experienced higher volatility and a slowdown in Qualified Referral growth. We expect similar effects in the near-term resulting from the roll-out of the new attribution model in our Search Engine Marketing channel and as we implement additional measures to optimize our platform. Going forward, we may make additional changes to our marketplace and platform that may contribute to further volatility in our results, but we believe will help us increase booking conversion rates, RPQR and, ultimately, our financial performance over the long term.

Global penetration
Our Referral Revenue from the Americas, Developed Europe and the Rest of World were 38.0%, 46.3% and 14.7% of our total revenue, respectively, for the year ended December 31, 2016 and were 37.8%, 41.0% and 19.7% of our total revenue, respectively, for the year ended December 31, 2017. We believe the relative growth in Referral Revenue across our reportable segments is primarily related to the different stages of development of our markets. We generate the most Referral Revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest level of brand awareness but relatively moderate growth. We typically expect to have higher growth rates in newer markets, and as a result, expect our Referral Revenue in the Americas and the Rest of World to increase at a faster rate than Referral Revenue in Developed Europe. We continue to improve the localization of our websites and apps for each market in an effort to augment the user experience and to grow our user base globally. We invest heavily in marketing campaigns across our markets.
Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In the year ended December 31, 2017, our revenue share from mobile websites and apps exceeded 60%.
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
We have historically had, and currently have, a single bidding price structure for referrals from both desktop and mobile. We may choose to adopt a differentiated pricing model between mobile and desktop applications, which would likely lead to an increase in desktop revenue share, as the pricing for desktop applications would increase due to higher conversion rates, while the pricing for apps on mobile and tablets would likely decrease. We do not expect this to have a material impact on revenue, as long as there are sufficient active participants on both desktop and mobile to ensure our marketplace functions effectively, as we believe that the current bids advertisers place on our CPC-based bidding system reflect the overall efficacy of the combined desktop and mobile prices they receive.
We believe mobile websites and apps will continue to gain popularity, and we expect to continue to commit resources to improve the features, functionality and conversion rates of our mobile websites and apps.
Advertiser diversification and direct relationships with hotels
We generate most of our revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 39%, 36% and 36% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. Booking Holdings and its affiliated brands, Booking.com and Agoda, accounted for 27%, 43% and 44% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. We believe that our business success in the long term will be enhanced by diversification among our advertisers, in particular by means of expanding our direct relationships with independent hotels, hotel chains and providers of alternative accommodation and continuing to act as a platform that enables travelers to compare hotel rooms that are offered by smaller and local OTAs or independent hotels or by the leading international brands.

We have recently taken steps to increase advertiser diversity on our marketplace, including increasing the representation of individual hotels into our inventory, making investments in our advertisement relations team and integrating HomeAway’s vacation rental inventory onto our hotel search platform, with the aim of integrating additional inventory of alternative accommodation going forward. Advertiser diversification allows us to improve the user experience by expanding the depth of our hotel offerings to facilitate price transparency as well as to improve the content quality, availability and usability of our advertisers’ offers, thereby increasing the value our users derive from our websites and apps. For example, some independent hotels and smaller hotel chains rely exclusively on their own websites and/or an OTA to distribute their offerings. Our engagement with such advertisers permits us to display an offer on behalf of that advertiser directly, making the offer accessible to our users, or increasing the number of offers if an accommodation was previously only available through an OTA. Direct engagement also permits an advertiser to have more control of the content and placement of its offer, since we are able to offer tools and assistance to optimize content and offer strategy on our marketplace. In addition, we recently began offering a booking engine product for our direct hotel relationships in order to make it easier for our users to book an accommodation online for an advertiser that did not otherwise have an online booking engine available.
We believe advertiser diversification could mitigate some of the risks we face with respect to consolidation within the travel content marketplace, as consolidation could over time reduce the number of offers we have available on our platform for each hotel, which could cause our services to become less valuable to users. Correspondingly, with fewer bids for offers from a consolidated group of advertisers, RPQR could decrease. We believe that as a result of the number of marketplace participants and the competition among various brands within consolidated OTAs, there has historically been sufficient liquidity on our marketplace to sustain competitive bid levels in our most relevant markets, such that if the top bidder leaves the platform, the next highest bidder moves into position to partially sustain our revenue. We have observed this to some extent as some of our largest advertisers have withdrawn from our marketplace for periods of time in certain geographic markets, although this testing activity had a significant negative impact on our financial results in the fourth quarter of 2017. In less liquid geographic markets, our initiative to connect hotels directly to our platform may mitigate, at least in small part, a potential decrease in OTA marketplace participants. As of December 31, 2017, we had direct relationships with over 400,000 hotels, representing over 22% of the total number of hotels advertised on trivago.

Results of Operations
Comparison of the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,			% Change
(in thousands)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Consolidated statement of operations:
Revenue	€298,842	€485,942	€667,802	62.6%	37.4%
Revenue from related party	194,241	268,227	367,581	38.1%	37.0%
Total revenue	493,083	754,169	1,035,383	52.9%	37.3%

Costs and expenses:
Costs of revenue, excluding amortization	2,946	4,273	5,930	45.0%	38.8%
Selling and marketing	461,219	673,224	946,925	46.0%	40.7%
Technology and content	28,693	51,658	52,232	80.0%	1.1%
General and administrative	18,065	55,602	47,444	207.8%	(14.7)%
Amortization of intangible assets	30,030	13,857	3,220	(53.9)%	(76.8)%
Operating income (loss)	(47,870)	(44,445)	(20,368)	7.2%	54.2%
Other income (expense):
Interest expense	(147)	(137)	(44)	6.8%	67.9%
Gain on deconsolidation of entity	—	—	2,007	n.m.	n.m.
Other, net	(2,667)	(139)	592	94.8%	525.9%
Total other income (expense), net	(2,814)	(276)	2,555	90.2%	1,025.7%
Income (loss) before income taxes	(50,684)	(44,721)	(17,813)	11.8%	60.2%
Expense (benefit) for income taxes	(11,318)	6,670	(4,764)	158.9%	(171.4)%
Net loss	(39,366)	(51,391)	(13,049)	(30.5)%	74.6%
Net loss attributable to noncontrolling interests	239	710	568	197.1%	(20.0)%
Net loss attributable to trivago N.V.	€(39,127)	€(50,681)	€(12,481)	(29.5)%	75.4%

	Year ended December 31,
	2015	2016	2017
Consolidated statement of operations as a percent of total revenue:
Revenue	60.6%	64.4%	64.5%
Revenue from related party	39.4%	35.6%	35.5%
Total revenue	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenue, excluding amortization	0.6%	0.6%	0.6%
Selling and marketing	93.6%	89.3%	91.5%
Technology and content	5.8%	6.8%	5.0%
General and administrative	3.7%	7.4%	4.6%
Amortization of intangible assets	6.1%	1.8%	0.3%
Operating income (loss)	(9.7)%	(5.9)%	(2.0)%
Other income (expense):
Interest expense	—%	—%	—%
Gain on deconsolidation of entity	—%	—%	0.2%
Other, net	(0.5)%	—%	0.1%
Total other income (expense), net	(0.5)%	—%	0.2%
Income (loss) before income taxes	(10.3)%	(5.9)%	(1.7)%
Expense (benefit) for income taxes	(2.3)%	0.9%	(0.5)%
Net loss	(8.0)%	(6.8)%	(1.3)%
Net loss attributable to non-controlling interests	0.1%	0.1%	0.1%
Net loss attributable to trivago N.V.	(7.9)%	(6.7)%	(1.2)%
Revenue
Total revenue for the year ended December 31, 2017 was €1,035.4 million, representing an increase of €281.2 million, or 37.3%, compared to the year ended December 31, 2016. Revenue from related party for the year ended December 31, 2017 increased by €99.4 million, or 37.0%, compared to the year ended December 31, 2016, while revenue from third parties increased by 37.4% for the same period. The increase of revenue from third parties is due to the positive revenue effect in the first half of 2017 following the introduction of our relevance assessment as some third-party advertisers compensated for their lower relevance assessment by submitting higher CPC bids versus the Expedia group of companies on our marketplace. In the second half of 2017, advertisers were able to lower their CPC bids as these advertisers responded to the introduction of the relevance assessment, as described above.
Total revenue for the year ended December 31, 2016 was €754.2 million, representing an increase of €261.1 million, or 53.0%, compared to the year ended December 31, 2015. Revenue from related parties for the year ended December 31, 2016 increased by €74.0 million, or 38.1%, compared to 2015, while revenue from third parties increased by 62.6% for the same period. The increase in revenue from related parties is due to higher bidding for advertising on our marketplace in 2016 compared to 2015 by the Expedia group of companies, in the aggregate.
Our total revenue in the year ended December 31, 2017 consisted of Referral Revenue of €1,020.3 million and other revenue of €15.0 million. Our total revenue in the year ended December 31, 2016 consisted of Referral Revenue of €745.8 million and other revenue of €8.3 million. Our total revenue in the year ended December 31, 2015 consisted of Referral Revenue of €490.2 million and other revenue of €2.8 million.

Referral Revenue in the year ended December 31, 2017 increased by €274.5 million, or 36.8%, compared to 2016. The number of Qualified Referrals increased by 35.8% in the year ended December 31, 2017 compared to 2016. During the same period, RPQR increased by 0.7%. The growth in Referral Revenue was driven by strong advertising spend and the positive Referral Revenue effects during the first half of 2017 following the introduction of our relevance assessment as described above. We reinvested additional Referral Revenue from the relevance assessment in advertising, which also had a positive effect on Referral Revenue during the first half of 2017. In the second half of 2017, we experienced a significant slowdown in Referral Revenue growth as some significant advertisers responded to the introduction of the relevance assessment as described above. This included an algorithm-driven pull back in our performance marketing advertising spend and a deceleration of our brand marketing expenditure growth. The second half of 2017 was also negatively impacted by lower levels of commercialization and increased volatility on our marketplace due to significant testing activities by our largest advertisers.
The increase in Qualified Referrals in the year ended December 31, 2017 was due to the increased awareness of our brand and continued strong TV advertising spend, as well as an increase in performance marketing spend in the first half of 2017. The significant slow-down in Qualified Referral growth rates in the second half of 2017 compared to the same period in 2016 was driven by a deceleration of our advertising spend growth and the impact of the new attribution model and ongoing product optimization as described above.
RPQR was positively impacted in the first half of 2017 by the introduction of the relevance assessment in our marketplace algorithm, which was partially offset in the second half of 2017 by the negative revenue effects described above relating to our advertisers’ response to the introduction of the relevance assessment as well as lower levels of commercialization and increased advertiser testing activities. The second half of 2017 was also negatively impacted by the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region but was positively impacted by effects we observed from the continued roll-out of the new attribution model and the implementation of measures aimed at optimizing our platforms, which we believe contributed to increased levels of booking conversion. RPQR in 2017 was also negatively impacted by the increased weighting of RPQR in our Rest of World segment.
Referral Revenue in the year ended December 31, 2016 increased by €255.6 million, or 52.1%, compared to 2015. This growth was primarily due to an increase by 60.0% in the number of Qualified Referrals in the year ended December 31, 2016 compared to 2015. During the same period, RPQR decreased by 4.8%.
The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,			% Change
(in millions)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Americas	€171.9	€286.4	€391.7	66.6%	36.8%
Developed Europe	259.6	348.9	425.0	34.4%	21.8%
Rest of World	58.7	110.5	203.6	88.2%	84.3%
Total	€490.2	€745.8	€1,020.3	52.1%	36.8%
Referral Revenue in the Americas in the year ended December 31, 2017 increased by €105.3 million, or 36.8%, compared to the year ended December 31, 2016. This growth was primarily due to an increase by 36.4% in the number of Qualified Referrals in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in Referral Revenue was primarily driven by the positive impact of the relevance assessment in the first half of 2017 and our advertisers' response to the introduction of the relevance assessment as well as lower levels of commercialization and increased advertiser testing activities described above. We also faced significant headwinds towards the end of 2017 as a result of the relative weakening of the U.S. dollar against the euro.
During the same period, RPQR in the Americas increased by €0.01, or 0.5%, compared to 2016. The increase in RPR for the period of 8.6% was almost completely offset by a decline in the click-out rate of 7.7%. The decline in the click-out rate reflected the impacts of platform optimization measures and the new attribution model, which have led to fewer referrals per Qualified Referral. In addition, click-out rates tend to decrease with a growing share of mobile visits and a growing customer base as users become more familiar with the platform.
Referral Revenue in the Americas in the year ended December 31, 2016 increased by €114.5 million, or 66.6%, compared to the year ended December 31, 2015. This growth was primarily due to an increase by 71.2% in the number of qualified referrals in the year ended December 31, 2016 compared to the year ended December 31, 2015. This growth was significantly driven by growth in the United States, where we focused our marketing activities to further develop our visibility with advertisers and travelers. During the same period, RPQR in the Americas decreased by €0.05, or 2.5%, compared to 2015 even though RPR for the period increased by 7.7%. This was due to a decrease in the click-out rate of the period of 9.7%, a consequence of our product optimization, which typically leads to fewer referrals per Qualified Referral, and an increasing share of Qualified Referrals from maturing markets in Latin America with a lower RPQR lowering the segment average.
Referral Revenue for Developed Europe in the year ended December 31, 2017 increased by €76.1 million, or 21.8%, compared to the year ended December 31, 2016. This growth was primarily due to an increase of 15.7% in the number of Qualified Referrals in the year ended December 31, 2017 compared to 2016. The increase in Referral Revenue was driven by the positive impacts of the relevance assessment in the first half of 2017. In the second half of 2017, we experienced a significant slowdown in Referral Revenue growth as a result of the negative revenue effects described above relating to our advertisers’ response to the introduction of the relevance assessment. In Developed Europe, the impact of lower levels of commercialization and testing activities of our largest advertisers in the second half of 2017 was more pronounced, negatively affecting Referral Revenue in that period. In 2017, RPQR in Developed Europe increased by €0.07, or 5.1%, even though RPR increased by 19.1% for the period, which was partly offset by a reduction in the click-out rate for the period by 11.1%, reflecting the impacts of platform optimization measures and the new attribution model, which have led to fewer referrals per Qualified Referral.
Referral Revenue for Developed Europe in the year ended December 31, 2016 increased by €89.3 million, or 34.4%, compared to the year ended December 31, 2015. This growth was primarily due to an increase by 39.0% in the number of Qualified Referrals in the year ended December 31, 2016 compared to 2015. During the same period, RPQR in Developed Europe decreased by €0.04, or 2.8%, even though RPR increased by 6.8% for the period due to a reduction in the click-out rate for the period of 11.1%.
Referral Revenue for the Rest of World in the year ended December 31, 2017 increased by €93.1 million, or 84.3%, compared to the year ended December 31, 2016. This growth was primarily due to the 74.6% increase in the number of Qualified Referrals in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in Referral Revenue was primarily driven by the positive impacts of the relevance assessment in the first half of 2017. In the second half of 2017, we experienced a significant slowdown in Referral Revenue growth as a result of the negative revenue effects described above relating to our advertisers’ response to the introduction of the relevance assessment and lower levels of commercialization and increased advertiser testing activities. We also faced significant headwinds towards the end of 2017 as a result of the relative weakening of the U.S. dollar against certain currencies in the Asia Pacific region. During the same period, RPQR in Rest of World increased by €0.04, or 4.7% even though RPR even increased by 10.3% for the period due to a reduction in the click-out rate for the period of 5.8%. The decline in the click-out rate reflected the impacts of platform optimization measures and the attribution model, which have led to fewer referrals per Qualified Referral.
Referral Revenue for Rest of World in the year ended December 31, 2016 increased by €51.8 million, or 88.2%, compared to the year ended December 31, 2015. This growth was primarily due to an increase by 104.9% in the number of Qualified Referrals in the year ended December 31, 2016 compared to 2015. During the same period, RPQR in Rest of World decreased by €0.07, or 7.6%, even though RPR increased by 3.6% for the period due to a reduction in the click-out rate for the period by 11.0%. Increased marketing in newer regions in our Rest of World segment, particularly in Japan, had a significant impact on our Referral Revenue growth in the segment for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Cost of Revenue and Expenses
Cost of revenue, including related party
Our cost of revenue consists primarily of our data center costs, personnel-related expenses and share-based compensation for our data center operations staff and our customer service team. Cost of revenue, including from related party, was €2.9 million, €4.3 million and €5.9 million for the years ended December 31, 2015, 2016 and 2017, respectively.
Cost of revenue for the year ended December 31, 2017 increased by €1.6 million, or 37.2%, compared to the year ended December 31, 2016 mainly due to an increase in maintenance fees for servers and depreciation of €1.1 million and €0.6 million, respectively, as we continued to extend and upgrade our data center operations and continue to make investments to reach scale. Our personnel-related costs increased by €0.6 million due to an increase in headcount from 26 employees as of December 31, 2016 to 60 employees as of December 31, 2017 and were offset by a €0.6 million decrease in share-based compensation due to fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods. See Note 10—Share based awards and other equity instruments in the notes to our consolidated financial statements.
Cost of revenue for the year ended December 31, 2016 increased by €1.4 million, or 48.3%, compared to the year ended December 31, 2015 due to a €1.2 million increase in depreciation and maintenance of servers and a €0.2 million increase in personnel-related costs. The increase in personnel-related costs was primarily driven by increases in share-based compensation expense of €0.5 million due to fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods. See Note 10—Share based awards and other equity instruments in the notes to our consolidated financial statements. The €0.5 million increase was partially offset by a €0.3 million decrease of other personnel-related costs due to a decrease in headcount from 39 employees as of December 31, 2015 to 26 employees as of December 31, 2016 due to reallocation of certain IT employees to general and administrative.
Selling and marketing
Selling and marketing consists of all selling and marketing related costs and is divided into advertising expense and other selling and marketing expenses, including share-based compensation expense.
Advertising expense consists of fees that we pay for our various marketing channels like TV, out-of-home advertising, radio, search engine marketing, search engine optimization, display and affiliate marketing, email marketing, online video, app marketing and content marketing.
Other selling and marketing expenses include research costs, production costs for our TV spots and other marketing material, as well as personnel-related expenses and share-based compensation for our marketing, sales, hotel relations and country development teams.

	Year ended December 31,			% Change
(in millions)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Advertising expense	€432.2	€623.5	€884.7	44.3%	41.9%
% of total revenue	87.6%	82.7%	85.4%
Other selling and marketing	25.7	38.8	58.7	51.0%	51.3%
% of total revenue	5.2%	5.1%	5.7%
Share-based compensation	3.4	10.9	3.5	220.6%	(67.9)%
% of total revenue	0.7%	1.4%	0.3%
Total selling and marketing expense	€461.3	€673.2	€946.9	45.9%	40.7%
% of total revenue	93.6%	89.3%	91.5%
Selling and marketing expenses for the year ended December 31, 2017 increased by €273.7 million, or 40.7%, compared to the year ended December 31, 2016, primarily driven by overall increased advertising spend across all regions. Advertising spend was at elevated levels in the first half of 2017 as we reinvested additional Referral Revenue from the introduction of the relevance assessment into our marketing activities. As most of our advertisers changed their landing pages in response to the introduction of the relevance assessment at the end of the second quarter of 2017, we reduced our advertising spend in the second half of 2017 to account for the reduction in our commercialization; however we were initially unable to pull back planned TV advertising spend quickly enough to respond to the speed of the RPQR slowdown in the second half of 2017, reflecting our inability to reduce planned TV advertising spend due to commitments in some markets. Selling and marketing expenses for the year ended December 31, 2016 increased by €211.9 million, or 45.9%, compared to the year ended December 31, 2015, primarily driven by an increase in marketing activities across all markets.
Other selling and marketing expenses for the year ended December 31, 2017 increased by €19.9 million, or 51.3%, compared to the year ended December 31, 2016 primarily by increases in production costs for TV advertisements, notably in Rest of World and Developed Europe, higher personnel costs and increased spending on marketing material. We also increased our headcount from 521 employees as of December 31, 2016 to 606 employees as of December 31, 2017, mainly related to employees hired for hotel sales teams to increase the acquisition of new hotels on our marketplace and expand our hotel services sales. This led to an increase in personnel-related expense of €6.1 million for the year ended December 31, 2017. Other selling and marketing expenses for the year ended December 31, 2016 increased by €13.1 million, or 51.0%, compared to the year ended December 31, 2015 due to higher personnel-related expenses primarily driven by an increase in headcount from 433 employees as of December 31, 2015 to 521 employees as of December 31, 2016.
Share-based compensation decreased by €7.4 million, or 67.9%, in the year ended December 31, 2017 compared to the year ended December 31, 2016, which was primarily driven by fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods. Share-based compensation increased by €7.5 million, or 220.6%, in the year ended December 31, 2016 compared to the year ended December 31, 2015, which was primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods.
Technology and content
Technology and content expense generally consists of expenses for technology development, product development and content personnel and overhead, depreciation and amortization of technology assets including hardware, purchased and internally developed software and other professional fees (primarily licensing and maintenance expense), including share-based compensation expense.

	Year Ended December 31,			% Change
(in millions)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Personnel	€17.0	€24.0	€34.0	41.2%	41.7%
Share-based compensation, net of capitalized internal use software and website development costs	4.5	15.8	3.6	251.1%	(77.2)%
Depreciation of technology assets	1.4	3.9	4.0	178.6%	2.6%
Professional fees and other	5.8	8.0	10.6	37.9%	32.5%
Total technology and content	€28.7	€51.7	€52.2	80.1%	1.0%
% of total revenue	5.8%	6.9%	5.0%
Technology and content expense for the year ended December 31, 2017 increased by €0.5 million, or 1.0%, compared to the year ended December 31, 2016. The increase was primarily driven by increases in personnel-related costs as we grew our headcount and made investments in content expansion, which was largely offset by lower share-based compensation expense. The increase in personnel-related costs amounted to €10.0 million, or 41.7%, as we continue to make investments in product content and therefore increased our headcount from 499 employees as of December 31, 2016 to 652 employees as of December 31, 2017. This increase in personnel-related costs was largely offset by lower share-based compensation of €12.2 million, or 77.2%, which was due to the fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods. Professional fees and other increased by €2.6 million, or 32.5%, as we continued to invest in projects related to visual content, hotel description and profiling to improve the quality of our product, which incurred higher website development expenses. In addition, depreciation of technology assets increased by €0.1 million, or 2.6% in the year ended December 31, 2017 compared to the year ended December 31, 2016.
Technology and content expense for the year ended December 31, 2016 increased by €23.0 million, or 80.1%, compared to the year ended December 31, 2015, primarily due to an increase of €11.3 million, or 251.1% in share-based compensation driven by fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods, and an increase in personnel-related costs of €7.0 million, or 41.2%, to support key technology projects primarily for our corporate technology function, which resulted in an increase in headcount from 381 employees as of December 31, 2015 to 499 employees as of December 31, 2016. In addition, depreciation of technology assets increased by €2.5 million, or 178.6%, and professional fees and other expenses increased by €2.2 million, or 37.9%, in the year ended December 31, 2016.
General and administrative
General and administrative expense consists primarily of professional fees for external services including legal, tax and accounting, personnel-related costs, including those of our executive leadership, finance, legal and human resource functions, shared services costs calculated and allocated by Expedia to us, and other costs including other overhead costs, depreciation and share-based compensation.

	Year ended December 31,			% Change
(in millions)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Personnel	€5.4	€9.8	€15.3	81.5%	56.1%
Share-based compensation	6.0	26.3	8.8	338.3%	(66.5)%
Related party shared services allocation	2.8	4.2	0.1	50.0%	(97.6)%
Professional fees and other	3.9	15.3	23.2	292.3%	51.6%
Total general and administrative	€18.1	€55.6	€47.4	207.2%	(14.7)%
% of total revenue	3.7%	7.4%	4.6%
General and administrative expense for the year ended December 31, 2017 decreased by €8.2 million, or 14.7%, compared to the year ended December 31, 2016, primarily due to a decrease of €17.5 million of share-based compensation expense mainly driven by fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods. Professional fees and other for the year ended December 31, 2017 increased by €7.9 million, or 51.6% compared to the year ended December 31, 2016, mainly driven by an increase of €7.0 million in legal and consulting fees, including audit and financial consultancy fees. At the same time, legal, tax, and other service costs performed by Expedia on our behalf that were pushed down to us declined by €4.1 million. Personnel-related costs for the year ended December 31, 2017 increased by €5.5 million, or 56.1%, compared to the year ended December 31, 2016, primarily driven by an increase in headcount in our Human Resources and Finance departments from 187 employees as of December 31, 2016 to 291 employees as of December 31, 2017 as we continued to build up internal expertise in these areas.
General and administrative expense for the year ended December 31, 2016 increased by €37.5 million, or 207.2%, compared to the year ended December 31, 2015, primarily due to an increase in share-based compensation expense of €20.3 million, which was primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods. Professional fees and other for the year ended December 31, 2016 increased by €11.4 million, or 292.3%, compared to the year ended December 31, 2015, a significant portion of which was due to an increase of €5.1 million in professional fees incurred primarily in conjunction with the preparation of the registration statement filed with the SEC on December 5, 2016 in connection with our IPO, including consolidated U.S. GAAP financial statements and related audits. Other factors contributing to the increase included an increase in bad debt expense of €3.5 million, higher overhead costs due to increased headcount of €1.4 million, rent expense associated with the build-to-suit lease for our new corporate headquarters of €0.9 million and increased rent of €0.5 million. Personnel costs for the year ended December 31, 2016 increased by €4.4 million, or 81.5%, compared to the year ended December 31, 2015, primarily driven by an increase in headcount from 121 employees as of December 31, 2015 to 187 employees as of December 31, 2016. Further, we incurred increased related party shared service costs of €1.4 million, or 50.0%, primarily attributable to an increase in legal, tax, treasury, audit and corporate reorganization that was incurred by Expedia on our behalf of €0.8 million and an increase in IPO and corporate reorganization costs of €0.6 million pushed down by Expedia.
Amortization of intangible assets
Amortization of intangible assets was €3.2 million in the year ended December 31, 2017, and €13.9 million and €30.0 million in the years ended December 31, 2016 and December 31, 2015, respectively. The decreases of €10.7 million and €16.1 million for the years ended December 31, 2017 and December 31, 2016, respectively, are due to certain technology assets that were fully amortized during the first quarters of 2017 and 2016, respectively. The amortization costs relate predominantly to intangible assets recognized by Expedia upon the acquisition of a majority stake in trivago GmbH in 2013. The financial statements reflect Expedia’s basis of accounting due to this change in control in 2013.
Operating loss
Our operating loss was €20.4 million for the year ended December 31, 2017 compared to an operating loss of €44.4 million for the year ended December 31, 2016. We have seen our operating loss decrease when compared to the year ended December 31, 2016. Selling and marketing expenses reflected our inability to pull back planned TV advertising spend due to commitments in some markets. Our operating loss was impacted by a slight increase in technology and content costs and a decrease in general and administrative expenses, including lower share-based compensation primarily driven by fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods and lower amortization of intangible assets.
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
Other, net
Other, net is primarily comprised of a foreign exchange loss of €1.0 million and gains of €0.0 million and €0.1 million for the years ended December 31, 2015, 2016 and 2017, respectively, as well as income from ADSs offset by custodial fees related to ADSs of €0.3 million for the year ended December 31, 2017, other expenses of €0.2 million for the year ended December 31, 2016 and the reversal of an indemnification asset related to an uncertain tax position and the related interest of €1.7 million for the year ended December 31, 2015.

Expense (benefit) for income taxes

	Year ended December 31,			% Change
(in millions)	2015	2016	2017	2016 vs 2015	2017 vs 2016
Expense (benefit) for income taxes	€(11.3)	€6.7	€(4.8)	159.3%	(171.6)%
Effective tax rate	22.3%	(14.9)%	26.7%
Our effective tax rate was 26.7% in 2017, (14.9)% in 2016 and 22.3% in 2015. This is mainly due to non-deductible share-based compensation of (pre-tax) €16.0 million in 2017, €53.7 million in 2016 and €14.1 million in 2015. Furthermore, corporate costs were pushed down from Expedia of (pre-tax) €0.5 million for 2017, €4.2 million for 2016 and €2.8 million for 2015, which are non-deductible for tax purposes. Other differences relate to one-off items during the year. In 2017, €3.2 million is related to the recognition of previously unrecognized net operating losses. In 2016, €1.9 million is related to tax losses of the current year for which no deferred tax asset was recognized (valuation allowance). In 2015, €0.5 million of the total €0.8 million was related to the non-tax deductible expense for the release of a contingent asset at the level of trivago GmbH.
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
Interest rate risk
Because the interest rate on our credit facility is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any advances under our credit facility. For the years ending December 31, 2017 and 2016, we had no amounts outstanding under our credit facility, and as of December 31, 2015, we had €20.0 million outstanding. Expedia currently guarantees our credit facility. If Expedia does not continue to guarantee our credit in the future, our borrowing costs could increase.
We did not experience any significant impact from changes in interest rates for the years ended December 31, 2015, 2016 or 2017.
Foreign exchange risk
We conduct business in many countries throughout the world. Because we operate in markets globally, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign exchange rates. Our primary exposure to foreign currency risk relates to transacting in foreign currency and recording the activity in euro. A large portion of our advertising expenses are incurred in the local currency of the particular geographic market in which we advertise, with a significant amount incurred in U.S. dollar. The vast majority of our revenue is denominated in euro. Changes in exchange rates between the functional currency of our consolidated entities and these other currencies will result in transaction gains or losses, which we recognize in our consolidated statements of operations. Our foreign exchange risk relates primarily to the exchange rate between the U.S. dollar and the euro.
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €1.6 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable, and accounts payable balances as of December 31, 2017. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the years ended December 31, 2015, 2016 and 2017, we recorded net foreign exchange rate gains (losses) of €(1.0) million, €0.0 million and €0.1 million, respectively.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia and affiliates represented 39%, 36% and 36% of our revenue for the years ended December 31, 2015, 2016 and 2017, respectively, and 55%, 31% and 47% of total accounts receivable as of December 31, 2015, 2016 and 2017, respectively. Booking Holdings and its affiliates represented 27%, 43% and 44% of our revenue for the years ended December 31, 2015, 2016 and 2017, respectively, and 21%, 48% and 28% of total accounts receivable as of December 31, 2015, 2016 and 2017, respectively.
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
Revenue recognition
We recognize revenue from services rendered when it is earned and realizable based on the following criteria: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, a portion of our revenue is generated through subscription-based services earned through trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period and deferred revenue is recorded on the balance sheet for amounts invoiced in advance of revenue recognition.
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
We have a lease that includes both building and land. We have bifurcated our lease payments pursuant to the premises into: a portion that is allocated to the building (a reduction to the financing obligation); and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December 31, 2016 and 2017, we have recorded €1.7 million and €1.7 million respectively, of land rent expense in connection with this lease.
Recoverability of goodwill and indefinite-lived intangible assets
Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values as of the date of change in reporting units. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually in the fourth quarter of the year, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount, followed by performing a quantitative assessment by comparing the fair value of the reporting unit to the carrying value, if necessary. Effective October 1, 2017, we prospectively adopted accounting guidance that simplified our goodwill impairment testing by eliminating the requirement to calculate the implied fair value of goodwill (formerly "Step 2") in the event an impairment is identified. Instead, an impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value.

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
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries, and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
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
Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations. For the years ended December 31, 2015, 2016 and 2017, our advertising expense was €432.2 million, €623.5 million and €884.7 million, respectively. As of December 31, 2015, 2016 and 2017, we had €3.8 million, €5.3 million and €12.6 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.
Share-based compensation
Share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by Expedia in 2013. During 2017, there were additional options granted in connection with the Omnibus Incentive Plan to employees of trivago.
The fair value of share options accounted for as equity settled transactions is measured at the grant date using the Black–Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history relatable to the expected term of our awards, the expected share price volatility for our Class A shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. Prior to the IPO, we previously based our expected term assumptions on the terms and conditions of the employee share option agreements, and scheduled exercise windows. Post IPO, we have used the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term to estimate the term for all option grants subsequent to the IPO. The simplified method was used as we do not have sufficient relatable historical term data is available. Prior to the IPO, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. Post IPO, the share price assumption used in the model is based our publicly traded share price on the date of grant. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options are service-based awards which vest between one and three years and have contractual terms that align with prescribed liquidation windows.
We have performance-based share options which vest upon achievement of certain company-based performance conditions and service conditions. On the date of grant, we determine the fair value of the performance-based award using the Black-Scholes option pricing model. The awards are then assessed to determine the probability of the award vesting. If assessed as probable, we record compensation expense for these awards over the total performance and service period using the accelerated method. At each reporting period, we reassess the probability of achieving the performance targets, which requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.
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
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized €20.0 million under our credit facility and subsequently repaid all obligations outstanding. We did not utilize the credit facility during the year ended December 31, 2017.
For the year ended December 31, 2017, cash and cash equivalent decreased by €37.1 million to €190.2 million. The decrease was mainly driven by a negative cash flow from investing activities notably due to an increase in capital expenditures, and a negative cash flow from operating activities mainly resulting from accounts receivables increasing more than accounts payables as discussed in more detail below.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5 F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our credit facility and cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.
 The following table summarizes our cash flows for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
(in millions)	2015	2016	2017
Cash flows provided by/(used in) operating activities	€(1.0)	€31.1	€(10.3)
Cash flows used in investing activities	(6.5)	(9.0)	(18.3)
Cash flows provided by/(used in) financing activities	19.0	187.6	(7.2)
Cash Flows Provided by/(Used in) Operating Activities
For the year ended December 31, 2017, net cash used in operating activities increased by €41.5 million to €(10.3) million. This negative cash flow from operating activities was primarily driven by a change from a working capital benefit in 2016 into a working capital deficit in 2017 and decreased share-based compensation, due to a one-time call option exercised by Expedia in 2016. The working capital deficit was mainly driven by a standardization of related party payment terms, which delayed our receipt of related party revenue until after month-end close, resulting in increased accounts receivables.
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

Cash Flows Used in Investing Activities
For the year ended December 31, 2017, cash used in investing activities increased by €9.3 million to €(18.3) million, primarily due to increased capital expenditures including internal-use software and website development and the acquisition of tripl GmbH for €0.7 million.
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
Cash Flows Provided by/(Used in) Financing Activities
For the year ended December 31, 2017, cash used in financing activities increased by €194.9 million to €7.2 million of cash used. This was driven primarily by one-time IPO net proceeds in 2016 of €207.8 million, partially offset by a €20.0 million net payment on the credit facility during the year ended December 31, 2016. The negative cash flow from financing activities in 2017 was primarily due to payments of IPO costs of €4.0 million and tax payments for shares withheld of €3.1 million.
For the year ended December 31, 2016, cash provided by financing activities increased by €168.7 million to €187.6 million. This was driven primarily by IPO net proceeds of €207.8 million, and a €20.0 million draw down on the credit facility during the year ended December 31, 2015 compared to a €20.0 million net payment on the credit facility during the year ended December 31, 2016.
For the year ended December 31, 2015, cash provided by financing activities increased by €18.0 million million, from €1.0 million for the year ended December 31, 2014 to €19.0 million for the year ended December 31, 2015 and primarily included €20.0 million in proceeds from a draw-down of our credit facility, partially offset by the repayment of a €1.0 million loan from Expedia.

C.	Research and development expenses, patents and licenses, etc.
See “Item 4 B. Information on the company—Business overview.”

D.	Trend information
See “Item 5 Operating and financial review and prospects—Operating results.”

E.	Off-balance sheet arrangements
Other than the items described below under “—Tabular disclosure of contractual obligations,” as of December 31, 2017, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F.	Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Operating lease obligations(1)	€73.4	€7.5	€18.0	€15.7	€32.2
Purchase obligations(2)	13.3	13.3	0.0	0.0	0.0
Total	€86.7	€20.8	€18.0	€15.7	€32.2

(1)
Currently recognized on our balance sheet as of December 31, 2017 is an asset retirement obligation of €1.0 million related to our main headquarters located in Düsseldorf, Germany. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

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

Item 6: Directors, senior management and employees

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
Management Board

Name	Age	Position
Axel Hefer	40	Managing Director for Finance, Legal and International (chief financial officer)
Andrej Lehnert*	49	Managing Director for Marketing and Business Intelligence
Rolf Schrömgens	41	Managing Director for Product, People and Culture (chief executive officer)
Malte Siewert*	43	Managing Director for Marketplace
Johannes Thomas	30	Managing Director for Advertiser Relations
Peter Vinnemeier*	43	Managing Director for Technology

*
On February 28, 2017, we announced that Andrej Lehnart, Malte Siewert and Peter Vinnemeier would step back from their roles as managing directors at the general meeting of shareholders in June 2018. For more information, see "—New leadership structure" below.

The following paragraphs set forth biographical information regarding our management board members.
Axel Hefer was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2016 until the post-IPO merger. He also serves as a non-executive director of Spark Networks SE. Prior to joining trivago GmbH, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the former Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.
Andrej Lehnert was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2015 until the post-IPO merger. Prior to joining trivago GmbH in 2011, Mr. Lehnert led his own Internet venture from 2008 to 2011, after having been with the William Wrigley Jr. Company from 2001 to 2008, lastly in the role of Director, Global Market Intelligence. Mr. Lehnert holds a degree of business administration from University Erlangen-Nuremberg.
 Rolf Schrömgens was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2005 until the post-IPO merger. Prior to joining trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).
Malte Siewert was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2006 until the post-IPO merger. Prior to joining trivago GmbH, Mr. Siewert was an investment banker at HSBC Trinkaus und Burkhardt from 2001 through 2005 and Merrill Lynch in 2006. Mr. Siewert holds a diploma in management from Leipzig Graduate School of Management (HHL).
Johannes Thomas was initially appointed as a managing director of the company in 2016. He joined trivago GmbH in 2011 as Global Head of SEM and served as a managing director of trivago GmbH from 2015 until the post-IPO merger. Before joining trivago GmbH, Mr. Thomas worked as a Marketing Executive at isango!

(TUI today), a website for booking travel experiences from 2009 to 2010. He later founded his own company, which operated travel sites in Germany, Italy and Spain.
Peter Vinnemeier was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2005 until the post-IPO merger. Prior to joining trivago GmbH, Mr. Vinnemeier was founder and VP Technology at ciao.com. Mr. Vinnemeier holds a diploma in management from Leipzig Graduate School of Management (HHL).
Supervisory Board

Name	Age
Mieke S. De Schepper	42
Robert Dzielak*	47
Peter M. Kern	50
Frédéric Mazzella	41
Mark D. Okerstrom	45
Niklas Östberg	37
David Schneider	35

*
On September 18, 2017, Robert Dzielak was designated as temporary member of our supervisory board, pending his appointment by our general meeting of shareholders in June 2018. For more information, see "—New leadership structure" below.

The following is a brief summary of the business experience of our supervisory board members.
Mieke De Schepper is Chief Commercial Officer of Egencia, Inc., a subsidiary of Expedia, where she brings more than 15 years of experience in managing B2C and B2B businesses to the role. Before joining Egencia in 2017, she served as the Vice President Market Management Asia Pacific for the Lodging Partner Services organization in the Expedia group. During her tenure, Ms. De Schepper was responsible for driving key account management relationships with hotel partners in APAC and coordinating the execution of business strategy for Lodging Partner Services.  Prior to joining Expedia, Ms. De Schepper was the managing director of Philips Lighting Singapore and emerging markets. She started her career at Philips in global product marketing for the Video & Multimedia Applications. Subsequently, Ms. De Schepper was appointed Senior Director of Consumer Lighting Marketing and Channel Development for Asia Pacific. Earlier in her career, Ms. De Schepper was a consultant at McKinsey & Company, based in Europe. A Dutch national, she moved to Singapore in 2004, her home ever since.  Ms. De Schepper holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.
Robert J. Dzielak has served as Expedia’s Executive Vice President, General Counsel and Secretary since April 2012.  Mr. Dzielak had previously served as Expedia’s Senior Vice President and acting General Counsel since October 2011.  Since joining Expedia as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Mr. Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia and its brands.  Prior to joining Expedia, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation.  Mr. Dzielak received his J.D. from The John Marshall Law School.
Peter M. Kern has been a director of Expedia since completion of the IAC/Expedia Spin-Off.  Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm.  Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC.  Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001.  Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications.  Mr. Kern has served on the Board of Directors of Tribune Media Company since October 2016, where he currently also serves as Chief Executive Officer, and as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company, since April 2013.

Mr. Kern also serves on the boards of several of private companies.  Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.
Frédéric Mazzella is the Founder and Chairman of Comuto S.A. (BlaBlaCar) since 2006 and was Chief Executive Officer from 2006 to 2016. Mr. Mazzella holds an M.B.a. from INSEAD, a Master's degree in computer science from Stanford University and a Master's degree in physics from École Normale Supérieure.
Mark D. Okerstrom has served as Expedia's President and Chief Executive Officer and as a director of Expedia since August 2017. Previously, he served as Expedia’s Chief Financial Officer and Executive Vice President of Operations from October 2014 until August 2017, Chief Financial Officer and Executive Vice President from September 2011 until October 2014, Secretary from October 2011 until April 2012, and Senior Vice President of Corporate Development from February 2009 to September 2011. Having joined Expedia in October 2006, Mr. Okerstrom had also previously served as Vice President, Corporate Development and as Senior Director, Corporate Development. Prior to joining Expedia, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and worked with UBS Investment Bank in London. Prior to that, Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London. Mr. Okerstrom holds an M.B.A. from Harvard Business School and a law degree from the University of British Columbia.
Niklas Östberg is the co-founder of Delivery Hero Holding GmbH and has served as its Chief Executive Officer since May 2011. He also served as director of the board until its Public Offering in July 2017. Prior to this, Mr. Östberg was co-founder and chairman of the board of Online Pizza Norden AB from 2008 and May 2011. Mr. Östberg holds a Master's degree from the Royal Institute of Technology in Stockholm, Sweden.
David Schneider has served as a director of Zalando SE since 2008. He also serves as a director or limited partner of several Zalando subsidiaries and private investment vehicles. Mr. Schneider holds a Masters in Business Administration from WHU-Otto-Beisheim School of Management in Vallendar, Germany.
New leadership structure
On February 28, 2018, our supervisory board approved a new streamlined leadership structure for trivago. The new structure reduces the number of managing directors in our management board from six to three, and is designed to increase flexibility and to simplify its corporate governance structure. As a consequence, the supervisory board will nominate Rolf Schrömgens, Johannes Thomas and Axel Hefer as managing directors for appointment at the general meeting of shareholders in June 2018. The other current managing directors in the leadership team will step back from their roles as managing directors at that time.
Along with the remaining managing directors, Andrej Lehnert and Anna Drüing (covering human resource topics) will continue to serve as part of the trivago’s leadership team, while Peter Vinnemeier and Malte Siewert will continue to advise the company in consulting roles.
While currently the managing directors serve for a term of one year each, the supervisory board resolved to nominate Axel Hefer for appointment at our general meeting in June 2018 for a term of five years.
In September 2017, we also announced changes to our supervisory board. After receiving the resignation of Dara Khosrowshahi as member and chairman of the Company’s Supervisory Board, the supervisory board elected Mark Okerstrom, President and Chief Executive Officer of Expedia, Inc., as chairman of the supervisory board. In addition, Robert Dzielak, Executive Vice President, General Counsel and Secretary of Expedia, Inc., was designated as temporary member of the supervisory board, pending his appointment by trivago’s general meeting of shareholders in June 2018.

B.	Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to the year ended December 31, 2017 is described in the tables below. Our management board received the following cash compensation with respect to service in the fiscal year 2017:

(in thousands)	Hefer	Lehnert	Schrömgens	Siewert	Thomas	Vinnemeier
Periodically-paid remuneration	€240	€240	€240	€240	€240	€240
Bonuses	72	72	—	—	72	—
Profit Participation	—	—	—	—	—	—
Total cash compensation	€312	€312	€240	€240	€312	€240
In each case, our management board met the objectives set forth as a condition for the awarding of the respective bonus paid to them. In 2017, each of the Founders waived his cash bonus, and the Supervisory Board awarded the non-Founders a one-time retention bonus, included in the bonus amounts included in the table above. As of December 31, 2017, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members. In the year 2017, none of our management board members exercised any options in trivago N.V.

Our management board held the following options (both vested and unvested) as of December 31, 2017:

Beneficiary	Grant date	Vesting date	Number of options outstanding[1]	Strike price	Expiration Date[2]
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	63,830	€0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	600,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	1,276,000	$7.17	Dec. 20, 2024
	Dec. 20, 2017	Jul. 2, 2020, Jan. 2, 2023	1,500,000	$7.17	Dec. 20, 2024
Lehnert	October 1, 2011	Oct. 1, 2011, 2012, 2013, 2014	188,305	€0.06	None
	January 1, 2013	Jan. 1, 2014, 2015, 2016	51,356	€0.06	None
	March 18, 2014	June 7, 2015, 2017	229,788	€2.11	None
	May 15, 2015	July 31, 2017	102,711	€0.06	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	476,000	$7.17	Dec. 20, 2024
Schrömgens	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
Siewert	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	160,000	$7.17	Mar. 6, 2024
Thomas	Sept. 1, 2011	Sept. 1, 2012, 2013, 2014	25,678	€0.06	None
	July 16, 2013	June 30, 2013	8,559	€0.06	None
	March 18, 2014	June 7, 2015, 2017	170,213	€2.11	None
	May 15, 2015	March 8, 2016, 2017, 2018	110,639	€2.11	None
	May 15, 2015	July 31, 2017	102,711	€0.06	None
	July 16, 2015	July 16, 2015	25,678	€0.06	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	476,000	$7.17	Dec. 20, 2024
Vinnemeier	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	168,000	$7.17	Mar. 6, 2024

(1)
As described further in this report, share options granted before our IPO are calculated by converting options relating to units of trivago GmbH into options relating to shares of trivago N.V. by using the following conversion method (simplified): numbers of options were multiplied by the multiplier ratio 8,510.66824 used for purposes of our IPO. In case of trivago GmbH class B options, the result was divided by 1,000. Holders of trivago GmbH class A options with a former strike price of € 1.00 received certain a portion of trivago N.V. options in addition as compensation for the requirement of a higher strike price for trivago N.V. options due to corporate law requirements. In case the numbers relate to the time before the completion of our IPO, they are for illustrative purposes only and calculated using the method described above, as the actual option grants and exercises took place on the trivago GmbH level. Minor deviations can occur due to rounding.

(2)	Unvested options lapse when the beneficiary leaves the Company.
The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2017 is described in the tables below. Our supervisory board1 received the following cash compensation with respect to service in the fiscal year 2017:

($ in thousands)(1)	De Schepper	Dzielak	Kern	Mazzella	Okerstrom	Östberg	Schneider
Periodically-paid remuneration	—	—	45	45	—	45	45
Bonuses	—	—	—	—	—	—	—
Profit Participation	—	—	—	—	—	—	—
Total cash compensation	—	—	45	45	—	45	45

(1)
Dara Kosrowshahi resigned as Chairman of our supervisory board effective on September 15, 2017. We did not provide him with any compensation for his service on our supervisory board for the year ended December 31, 2017.

Our supervisory board held the following options (both vested and unvested) as of December 31, 2017:

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price (in $)	Expiration Date
De Schepper	—	—	—	—	—
Dzielak	—	—	—	—	—
Kern	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	74,135	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	125,520	7.17	Dec. 20, 2024
Mazzella	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	65,898	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	111,576	7.17	Dec. 20, 2024
Okerstrom	—	—	—	—	—
Östberg	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	7.17	Dec. 20, 2024
Schneider	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	7.17	Dec. 20, 2024
As of December 31, 2017, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. In the year 2017, none of our supervisory board member exercised any options in trivago N.V.

2016 Omnibus incentive plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, directors who are members of the management board and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be 34,711,009 Class A shares. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board.
Plan administration.    The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed with the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to our eligible award recipients.
Eligibility.    Management board members, supervisory board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates (excluding supervisory board members) are eligible for awards under the 2016 Plan.
Awards.    Awards include options, share appreciation rights, restricted share units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options granted to members of the management board and the supervisory board under the 2016 Plan for management board members shall not be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date, unless otherwise approved by shareholders at a general meeting. The option exercise price for options under the 2016 Plan for other eligible individuals can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
Compensation principles
Senior management
The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, compensation arrangements for our senior management have been designed to align a portion of their compensation with the achievement of our business objectives and growth strategy. Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for our company, as well as on an individual basis. Once the results of the year are known, bonus payments and any equity award compensation are determined at the discretion of our board and, with respect to senior management reporting to the CEO, considering recommendations made by the CEO.

Employees
We believe in cultivating an inspiring environment where our employees can thrive and feel empowered to do their best. Our aim is to attract intrinsically motivated individuals, and nurture and retain the most capable and driven of them to support our culture of learning, authenticity and entrepreneurship.
Our remuneration policy is designed to attract and retain employees, and reward them for achieving our goals and objectives as a business, and in particular our “core values" (see above “Item 4 B. Business overview—Our employees and culture”). We believe our employees’ compensation should develop together with their career development, achievements and the value they create at trivago. We have an individualized approach to compensation that reflects each employee’s unique context and overall value contribution to our organization. We believe that employees who contribute to our success should receive increased compensation, for example through the award of stock options.
Salaried employees are rewarded on a total rewards basis, which includes fixed income and long-term incentive awards, such as stock options. We also offer all our employees other benefits, such as self-determined hours, a supportive work environment and an attractive culture. We aim to ensure that each employee’s compensation is fair and is aligned to the scope and breadth of his or her activities as well as to the value that person creates. At trivago, we review our compensation decisions on a yearly basis. We believe that fairness is created by analyzing compensation at one point in time for all our employees. Rather than negotiating salary increases, we aim to run a fair, objective and merit-based process for compensation decisions.
Short-term remuneration policy
An important component of our remuneration policy is the use of the short-term incentive remuneration, which supports our results-focused culture and the engagement of our employees. We believe in making appropriate and meaningful distinctions in recognizing and rewarding our employees’ performance. We complement the base compensation of our employees by offering ad-hoc bonuses (rewarded by a responsibility lead for creating extraordinary value) and peer bonuses (a special and unexpected thanks for extraordinary efforts, awarded by other employees).

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

1.
sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than $1,000,000, or (ii) between $1,000,000 and $10,000,000 except to the extent prior notice is provided to Expedia and such sale, transfer, lease or other disposition would be permitted under Expedia’s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any subsidiary (except to the extent prior notice is provided to Expedia and such merger or sale is permitted under Expedia’s credit facilities);

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

5.
entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the company or any subsidiary being liable for the obligations of a third party, (ii) five years, or (iii) agreements pursuant to Article 7.1(h) of the Amended and Restated Shareholders’ Agreement;

6.
entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;

7.
entering into agreements (i) which cannot be terminated without penalty within (a) three years and involving annual expenditures in excess of €10,000,000 or (b) five years, except for supplementary lease agreements with (x) an annual rent of not more than €1,000,000, (y) substantially comparable terms to the relevant existing lease agreement, and (z) a term of ten years or less, or (ii) for annual expenditures in excess of €15,000,000, save that the threshold for expenditures for brand marketing shall be €50,000,000;

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
If, at the beginning of a fiscal year, no new annual business plan is in effect because the supervisory board did not approve the annual business plan submitted by the management board or the management board did not submit an annual business plan as and when required hereunder, the annual business plan for the previous business year shall stay in effect until such time when the supervisory board approves a new annual business plan for the running fiscal year, provided that the target figures for revenue and adjusted EBITDA shall increase by 15% to the previous annual business plan and expense items shall be adjusted accordingly.
Our management board is comprised of six members, and must consist of at least three members. Our management board members have been appointed pursuant to our deed of incorporation. The composition of our management board will be subject to the rights of the Founders and Expedia under the Amended and Restated Shareholders’ Agreement.
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
Supervisory board
Our supervisory board is responsible for supervising the conduct of and providing advice to our management board and for supervising our business generally, subject to our articles of association, the Amended and Restated Shareholders’ Agreement and the internal rules of our supervisory board (which we refer to as Supervisory Board Rules). Our supervisory board also has the authority to, at its own initiative, provide our management board with advice and may request any information from our management board that it deems appropriate. In performing its duties, our supervisory board is required to take into account the interests of our business as a whole.
Our supervisory board is comprised of seven members, including one temporary board member (pending his appointment by the general meeting). Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members were selected by Expedia and three supervisory board members were selected by the Founders. Each supervisory board member was appointed for a term of three years.
Our supervisory board members were appointed by the general meeting of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that any new supervisory board member will be proposed for nomination by either Expedia or the Founders as applicable, depending on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. Expedia and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that Expedia may designate the chairman of the supervisory board. The chairman will be entitled to cast a tie-breaking vote.

Management board member services agreements
We have entered into services agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.
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
Director independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist exclusively of independent supervisory board members. However, our supervisory board has determined that, under current Nasdaq listing standards regarding independence, and taking into account any applicable committee standards, Messrs. Kern, Mazzella, Östberg and Schneider would be considered independent supervisory board members.
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
Mr. Alan Pickerill has observer status on our Audit Committee, and he is the Chief Financial Officer of Expedia, Inc., our majority shareholder. He is relying on an exemption of the Nasdaq listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See "Item 16 D. Exemptions from the listing requirements and standards for audit committees."
The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of the work of, and the relationship with, the independent registered public accounting firm;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis;

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
Compensation committee
The compensation committee consists of Mrs. De Schepper and Messrs. Dzielak and Okerstrom, and assists the supervisory board in determining the compensation of the management board and the supervisory board, in accordance with the remuneration policy that has been determined by the general meeting of shareholders. Mr. Okerstrom serves as chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member compensation. Pursuant to exemptions from such independence standards as a result of being a controlled company, the members of our compensation committee may not be independent under such standards.
The compensation committee is responsible for:

•	recommending each Managing Director’s compensation to the Supervisory Board and recommending to the Supervisory Board regarding compensation for Supervisory Board members;

•	identifying, reviewing and approving corporate goals and objectives relevant to management and supervisory board compensation;

•	reviewing and approving or making recommendations regarding our incentive compensation and equity-based plans and arrangements;

•	reviewing and discussing with management the compensation disclosures to be included in filings and submissions with the SEC;

•	preparing an annual compensation committee report; and

•	reporting regularly to the supervisory board regarding its activities.

D.	Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2015	2016	2017
Cost of Revenue	39	26	60
Selling and Marketing	433	521	606
Technology and Content	381	499	652
General and Administrative	121	187	291
Total	974	1,233	1,609
thereof employed in Germany	892	1,131	1,448
None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share ownership
See “Item 7 A. Major shareholders and related party transactions—Major shareholders.”

Item 7: Major shareholders and related party transactions

A.	Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of March 2, 2018, by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A shares;

•	each member of our management board and our supervisory board; and

•	each member of our management board and our supervisory board as a group.
For further information regarding material transactions between us and principal shareholders, see “B. Related party transactions” below.
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of March 2, 2018 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of March 2, 2018. See “Item 4 C. Information on the Company—Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia, Inc.(3)	—	—	209,008,088	65.4%	64.7%
T. Rowe Price Associates, Inc.(4)	6,304,278	20.4%	—	—	* *
683 Capital Management, LLC(5)	3,234,664	10.5%	—	—	* *
Cadian Capital Management LP(6)	2,990,427	9.7%	—	—	* *
Altrinsic Global Advisors, LLC(7)	2,544,211	8.2%	—	—	* *
Morgan Stanley(8)	1,904,563	6.2%
Deutsche Bank AG(9)	1,893,840	6.1%	—	—	* *
Robert S. Pitts, Jr.(10)	1,683,137	5.4%			* *
Management board members
Rolf Schrömgens	133,334	*	57,847,012	18.1%	17.9%
Peter Vinnemeier	133,334	*	44,110,793	13.8%	13.7%
Malte Siewert	133,334	*	8,834,074	2.8%	2.7%
Axel Hefer	344,680	1.1%	—	—	* *
Andrej Lehnert	705,494	2.2%	—	—	* *
Johannes Thomas	576,812	1.8%	—	—	* *
Supervisory board members
Mieke S. De Schepper	—	—	—	—	—
Robert J. Dzielak	—	—	—	—	—
Peter M. Kern	24,712	*	—	—	* *
Frédéric Mazzella	21,966	*	—	—	—
Mark D. Okerstrom	—	—	—	—	—
Niklas Östberg	23,614	*	—	—	* *
David Schneider	23,614	*	—	—	* *
All management board and supervisory board members as a group (13 persons)	2,120.894	6.4%	110,791,880	34.7%	34.4%

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.

**	Indicates voting power of less than 1%.

(1)
Percentages based on 30,916,474 Class A shares outstanding and 319,799,968 Class B shares outstanding as of December 31, 2017. Where the respective individual has the right to acquire within 60 days of February 27, 2018 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6 B. Compensation of members of our management board and supervisory board".

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

(3)
As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à r.l. (“ELPS”), Expedia holds its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares beneficially owned by ELPS into Class A shares, ELPS would own 59.6% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, ELPS may be deemed to beneficially own equity securities representing approximately 64.7% of the voting power of the company. The address for Expedia is 333 108th Avenue NE, Bellevue, WA 98004.

(4)
As reported on Schedule 13G/A filed by T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940, as amended), and T. Rowe Price New Horizons Fund, Inc., all of which are Maryland corporations. As of December 31, 2017, T. Rowe Price Associates, Inc. and T. Rowe Price New Horizon Fund, Inc., beneficially owned 6,304,278 Ordinary Shares through ownership of ADSs. The principal business address for Price Associates and T. Rowe Price New Horizon Fund, Inc., is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)
As reported on Schedule 13G/A filed by 683 Capital Management, LLC, 683 Capital Partners, LP and Ari Zweiman. 683 Capital Management, LLC is the investment manager of 683 Capital Partners, LP, and Mr. Zweiman is the Managing Member of 683 Capital Management, LLC. The principal business address for 683 Capital Management, LLC, 683 Capital Partners, LP and Mr. Zweiman is 3 Columbus Circle, Suite 2205, New York, NY 10019.

(6)
As reported on Schedule 13G filed by Cadian Capital Management, LP (the "Advisor"), Cadian Capital Management GP, LLC, and Eric Bannasch. All ADRs are directly held by advisory clients (the “Advisory Clients”) of the Advisor. Pursuant to investment management agreements, as amended, between the Advisory Clients and the Adviser, the Adviser exercises exclusive voting and investment power over securities directly held by the Advisory Clients. Cadian Capital Management GP, LLC is the general partner of the Adviser.  Eric Bannasch is the sole managing member of Cadian Capital Management GP, LLC. The principal business address for the Advisor, Cadian Capital Management GP, LLC, and Eric Bannasch is 535 Madison Avenue, 36th Floor, New York, NY 10022.

(7)
As reported on Schedule 13G filed by Altrinsic Global Advisors, LLC and John Hock. The principal business address of Altrinsic Global Advisors, LLC and John Hock is 8 Sound Shore Drive, Greenwich, CT 06830.

(8)
As reported on Schedule 13G filed by Morgan Stanley. The filing reflected the securities beneficially owned, or that may have been deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS"). The filing did not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the applicable SEC release.

(9)
As reported on Schedule 13G filed by Deutsche Bank AG relating to the ADSs held by its subsidiary Deutsche Asset Management Investment GmbH. The principal business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt am Main, Germany.

(10)
As reported on Schedule 13G/A filed by Robert S. Pitts, Jr. ("Mr. Pitts"), Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager"), Steadfast Advisors LP, a Delaware limited partnership (the "Managing General Partner"), Steadfast Capital, L.P., a Delaware limited partnership ("Steadfast Capital"), American Steadfast, L.P., a Delaware limited partnership ("American Steadfast") and Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund"). Mr. Pitts is the controlling Principal of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund. The business address of each of Mr. Pitts, the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022. The business address of the Offshore Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.

Significant changes in ownership by major shareholders
On December 16, 2016, we completed our IPO, in which we and the Founders sold, in the aggregate, 30,026,635 Class A shares primarily to new investors. As of December 31, 2017, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States by one holder of record. At such date, there were 30,916,474 ADSs outstanding, each representing one of our Class A shares, and in the aggregate representing 8.8% of our outstanding ordinary shares. At such date, there was one holder of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related party transactions
The following is a description of related party transactions we have entered into since January 1, 2015 with any of the members of our management board or supervisory board and the holders of more than 5% of our shares.
Relationship with Expedia
In 2013, Expedia completed the purchase of a 63% equity interest in the company, purchasing all outstanding equity not held by the Founders or employees for €477 million. During the second quarter of 2016, Expedia exercised its call right on certain shares held by non-Founder employees of the company, which were originally awarded in the form of stock options pursuant to the trivago employee stock option plan and subsequently exercised by such employees, and elected to do so at a premium to fair value resulting in a 63.5% ownership by Expedia.
Amended and Restated Shareholders’ Agreement of trivago N.V.
In connection with our IPO, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à r.l. and certain other Expedia parties entered into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement. On August 22, 2017, the parties thereto amended the Amended and Restated Shareholders’ Agreement to make a technical correction to the definition of "Secondary Shares" in the agreement.
Agreements regarding the supervisory board
The Amended and Restated Shareholders’ Agreement provides that our supervisory board be comprised of seven members who will each serve for a three year term. Subject to applicable law, including applicable Nasdaq standards: (a) for so long as the Founders and their affiliates hold, collectively, at least 15% of the total number outstanding of Class A and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged), the Founders will be entitled to designate for binding nomination three members to our supervisory board, all of whom must be independent; and (b) Expedia will be entitled to designate for binding nomination all other members of our supervisory board, one of whom will be the chairperson of the board with a tie breaking vote and, if the nominee is qualified, one of whom will be the chairman of our audit committee. Expedia will be entitled to increase or decrease the size of the supervisory board, provided that the number of members who the Founders are entitled to appoint is not less than three-sevenths (rounded to the nearest whole number) of the members of the supervisory board.
The Amended and Restated Shareholders’ Agreement also sets forth agreements regarding the committees of the supervisory board and the rules of procedure. See “Item 6 C. Directors, senior management and employees—Board practices.”
Our supervisory board members were appointed by our shareholders acting at a general meeting of shareholders upon a binding nomination by the supervisory board as described in “Item 6 C. Directors, senior management and employees—Board practices.” Therefore, Expedia and each Founder will be required to vote the shares held by them at the general meeting of shareholders in accordance with the voting arrangements set forth in the Amended and Restated Shareholders’ Agreement.
Agreements regarding the management board
Our management board is comprised of six members who have been appointed pursuant to our deed of incorporation. Pursuant to the Amended and Restated Shareholders’ Agreement, so long as certain conditions are met, the Founders who are then serving as management board members will be entitled to designate for binding nomination all six directors to our management board for so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged) and (ii) a Founder is serving as chief executive officer of the company. Subject to certain conditions, so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged) and (ii) any Founder and its affiliates hold at least 50% of the Class A shares and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged), such Founder owned upon completion of our IPO, such Founder will generally have a right to be designated by the Founders for binding nomination by the supervisory board to the management board. For purposes of determining a Founder’s rights described in clause (ii) of the prior sentence, certain sales in the first two years following the offering by such Founder of Class A shares, or securities convertible, exercisable or exchangeable for Class A shares, shall be treated as having been sold by such Founder in our IPO. The Founders shall only designate a former management board member for a new term if the circumstances initially warranting the removal, non-reappointment or resignation have changed, and the supervisory board in its sole discretion may choose not to designate such former management board member for binding nomination to the management board.
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
Share transfer restrictions
The Amended and Restated Shareholders’ Agreement provides certain restrictions on the transferability of the Class A shares and Class B shares held by Expedia and the Founders, including prohibitions on transfers by the Founders to our competitors. The Founders have tag-along rights on transfers of Class B shares to certain specified parties, and based on certain conditions. Expedia has the right to drag the Founders in connection with a sale of all of its Class A shares and Class B shares. Expedia and the Founders agreed to grant each other a right of first offer on any transfers of Class A shares or Class B shares to a third party.
Call and put rights
Pursuant to the Amended and Restated Shareholders’ Agreement, if a Founder is removed for reasonable cause, Expedia will have the right to purchase, and the Founder will be obligated to sell, all, but not less than all, of the Class A shares and Class B shares owned by such Founder, at a price based on a volume-weighted average of the trading price of our Class A shares.
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
Reasonable cause for purposes of the Amended and Restated Shareholders’ Agreement means, with respect to a management board member, the occurrence of any of the following: (a) the willful or gross neglect by the management board member of his or her fiduciary duties owed to the company or its subsidiaries; (b) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony (or equivalent) offense by the management board member; provided, that for purposes of this clause (b) if a management board member is removed following being formally accused or charged with the commission of such an offense, and such management board member subsequently is convicted of (or pleads guilty or nolo contendere to) such offense, there will be deemed to have been reasonable cause at the time of the removal; (c) a material breach (or breaches which, when aggregated with any prior breach or breaches, are material) by the management board member of his or her fiduciary duties owed to the company or any of its subsidiaries, or of the company's organizational documents; (d) a material breach by the management board member of any nondisclosure, non-solicitation, or noncompetition obligation owed to the company or any of its subsidiaries; (e) a material failure (or failures which, when aggregated with any prior failure or failures, are material) to meet reasonable individual expectations in respect of his individual management duties in respect of the execution of his or her employment or duties as a management board member; (f) a material failure (or failures which, when aggregated with any prior failure or failures, are material) by the company to perform pursuant to the annual business plan, except to the extent that the failure results from unforeseen circumstances and is responded to reasonably and appropriately by such management board member, and (g) any other fact or circumstance or action or inaction by such management board member, in each case constituting good cause under German law as interpreted by German courts.
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
IPO Structuring Agreement
In connection with our IPO, travel B.V., the Founders, Expedia Lodging Partner Services S.à r.l., trivago GmbH, and certain other Expedia parties entered into an IPO structuring agreement, which we refer to as the IPO Structuring Agreement. Under the IPO Structuring Agreement, each of trivago N.V., trivago GmbH and each of the Founders requested tax rulings from the German tax authorities in connection with the Post-IPO merger. On August 22, 2017, the parties thereto entered into a side letter to the IPO Structuring Agreement to confirm the parties' understandings with respect to the consummation of the Post-IPO merger.

Contribution Agreement
On August 21/22, 2017, the Founders, Expedia Lodging Partner Services S.à r.l., trivago GmbH, trivago N.V. and certain other Expedia parties entered into a contribution agreement with respect to potential tax liability arising out of the Post-IPO merger, which we refer to as the contribution agreement. Following our IPO, we requested binding tax rulings from the German tax authorities regarding the tax neutrality to trivago GmbH, trivago N.V. and the Founders of the Post-IPO merger. Under the rulings, the German tax authorities have taken the opinion that trivago GmbH is liable for an immaterial tax amount. Under the IPO Structuring Agreement, our liability for this amount could be considered an "Adverse Ruling Determination", in which case the Post-IPO merger would only be consummated if we and Expedia Lodging Partner Services S.à r.l. entered into an agreement with Expedia Lodging Partner Services S.à r.l. that would make trivago GmbH whole for any additional tax liability incurred by it as a result of the Post-IPO merger. Under the contribution agreement, Expedia Lodging Partner Services S.à r.l. undertook, subject to the occurrence of a final, non-appealable and unchangeable tax assessment notice issued to us, to make an informal immaterial capital contribution (informele kapitaalstorting) on the Class B shares in cash in the amount of any (a) German Corporate Income Tax (Körperschaftsteuer), (b) German solidarity surcharge (Solidaritätszuschlag) thereon, and (c) German Trade Tax (Gewerbesteuer) that would not be made in exchange for any shares issued by us. In accordance with the terms and conditions of the contribution agreement, we and Expedia Lodging Partner Services S.à r.l. acknowledged that this contribution would be treated as share premium (agio) attached to the Class B shares and that the amount of this contribution would be attributed to our share premium reserve (agioreserve) attached to the Class B shares. The parties to the contribution agreement agreed that this contribution by Expedia Lodging Partner Services S.à r.l. shall be treated as a tax neutral shareholder contribution (verdeckte Einlage) at the trivago N.V. level for corporate tax purposes to the greatest extent possible. If and to the extent that German tax authorities challenge the neutral treatment of the contribution amount at the trivago N.V. level for corporate tax purposes, Expedia Lodging Partner Services S.à r.l. will contribute to us, in addition to the contribution amount referenced above, such additional amount as is necessary to ensure that the net amount actually received by us (after taking into account the payment by us of corporate taxes imposed on the contribution amount and any additional amounts payable to us pursuant the requiring payment of such additional amounts) that equals the full amount that we would have received had no such corporate taxes been imposed on the contribution amount.
Credit facility Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our IPO, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized an additional €20.0 million under our credit facility, and subsequently repaid a total of €40.0 million of this obligation. As of December 31, 2016 and 2017, €0.0 million was drawn from our €50.0 million credit facility.
Lease Guarantee
On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH (now IMMOFINANZ Medienhafen GmbH) for office space in the Media Harbour area in Düsseldorf with a monthly rent of €566,560. The initial lease term is for ten years starting with handover of the location scheduled for May 2018, and we have the option to extend the lease term for another ten years. Initially, our obligations under this lease agreement were guaranteed by Expedia. With effect as of July 2017, the parent guarantee was replaced by a bank guarantee.
Loans from Expedia
In 2014, Expedia granted a loan of €1.0 million to the company in conjunction with our acquisition of Rheinfabrik in 2014. We repaid the loan during 2015.

In connection with the exercise of certain employee options, we paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, we recognized a related party payable for this amount as of December 31, 2015. The €7.1 million related party payable and the €7.1 million shareholder loan receivable, netted within the members’ liability balance, was extinguished due to cash withheld from proceeds paid to employees by Expedia as part of this call right exercised by Expedia. See Note 10—Share-based awards and other equity instruments in the notes to our consolidated financial statements.
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
Commercial relationships
We currently have commercial relationships with many Expedia affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif, HomeAway and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. For the years ended December 31, 2015, 2016 and 2017, Expedia and its brands accounted for 39%, 36% and 36% of our total revenues, respectively.
See “Item 5 Operating and financial review and prospects” for additional information.
Shared services arrangements
Pursuant to certain informal shared services arrangements, we have recorded expenses incurred by Expedia on behalf of us as a non-cash charge and treated as a contribution from parent in equity. This shared services fee, which is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and also includes an allocation of employee compensation within these functions in certain instances. These allocations were determined on a basis that we and Expedia considered to be a reasonable, including number of factors such as headcount, estimated time spent, and operating expenses and is a reflection of the cost of services provided or the benefit received by us. It is not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity, and in the opinion of our management, the allocation method is reasonable. For the years ended December 31, 2015, 2016 and 2017, the shared service fee was €2.8 million, €4.2 million and €0.5 million, respectively.
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

Employee loans
In the third quarter of 2015, certain employees exercised stock options, and Expedia Lodging Partner Services S.à r.l. advanced to each option holder employee involved in the exercise amounts equivalent to such employee’s personal tax liability related to the option exercise by issuing loans. Such loans were collateralized by the underlying shares and were repaid by employees from 2016 liquidation event proceeds. In the second quarter of 2017, trivago GmbH advanced additional loans to two employees to cover their personal tax liability relating to their exercise of options. Such loans are collateralized by the underlying shares, and will be repaid from liquidation proceeds.
See Note 10—Share-based awards and other equity instruments in the notes to our consolidated financial statements.
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

Item 8: Financial information

A.	Consolidated statements and other financial information
See the financial statements beginning on page F-1.
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.
The Australian Competition and Consumer Commission, or ACCC, has requested information and documents from us relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. We submitted this information to the ACCC in February 2018, and plan to provide certain related documents in March 2018. The matter is in its early stages, and we are unable to estimate its potential effect on our financial position and results of operations.
trivago N.V. and certain of its management board members are the subject of two purported class actions, filed in the United States District Court for the Southern District of New York following the announcement by the U.K. Competition and Markets Authority of its industry-wide investigation into online hotel booking sites, asserting claims under the Exchange Act and the Securities Act on behalf of persons who purchased or otherwise acquired trivago’s American Depositary Receipts pursuant and/or traceable to the registration statement and prospectus issued in connection with our IPO on or about December 16, 2016 and/or on the open market between December 16, 2016 and October 27, 2017. One of the complaints also named underwriters of our IPO as defendants. On January 22, 2018, the court appointed the lead plaintiff and lead counsel in the actions, and they now have the opportunity to file an amended complaint. The matter is in its early stages, and we are unable to estimate its potential effect on our financial position and results of operations.
While it is too early for us to form any view on the likely outcomes of these actions, their outcomes could have a material adverse effect on our business, financial condition or results of operations.
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
See Note 20—Subsequent Events to the audited consolidated financial statements included elsewhere in this annual report.

Item 9: Offer and listing

A.	Offering and Listing Details
The ADS have been listed on The NASDAQ Global Select Market under the symbol “TRVG” since December 16, 2016. Prior to that date, there was no public trading market for ADSs or our Class A shares. Our IPO was priced at $11.00 per ADS on December 15, 2016. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on The NASDAQ Global Select Market:

	Per ADS
	High	Low
Annual Highs and Lows:
2016 (from December 16, 2016 through December 31, 2016)	$12.61	$11.10
2017	$24.27	$6.45
Quarterly Highs and Lows:
First Quarter 2017	$14.20	$10.88
Second Quarter 2017	$23.80	$12.61
Third Quarter 2017	$24.27	$10.43
Fourth Quarter 2017	$11.59	$6.45
Monthly Highs and Lows:
September 2017	$15.72	$10.43
October 2017	$11.59	$7.25
November 2017	$8.93	$6.79
December 2017	$7.58	$6.45
January 2018	$10.05	$6.81
February 2018	$8.54	$7.49
March 2018 (through March 2, 2018)	$7.95	$7.60
On March 2, 2018, the last reported sale price of the ADSs on The NASDAQ Global Select Market was $7.90 per share.

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADS have been listed on The NASDAQ Global Select Market under the symbol “TRVG” since December 16, 2016.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10: Additional information

A.	Share capital
Not applicable.

B.	Memorandum and articles of association
Our shareholders adopted the Articles of Association filed as Exhibit 3.1 to our Registration Statement on Form F-1 filed with the SEC on November 14, 2016.
The information set forth in our prospectus dated December 16, 2016, filed with the SEC pursuant to Rule 424(b), under the headings “Description of share capital and articles of association—Amendment of articles of association,” “Description of share capital and articles of association—Comparison of Dutch corporate law and our articles of association and U.S. corporate law” is incorporated herein by reference.

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
There are no limitations imposed by Dutch law or the Company's charter documents on the right of non-resident or foreign owners to hold or vote Class A shares.

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
Taxation of the company (trivago N.V.)
General
The company, trivago N.V., has six German tax resident individuals serving as managing directors and intends to operate its business from Germany. It is therefore our German tax counsel’s understanding that the effective place of management of trivago N.V. should be in Germany, and that trivago N.V. is subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands as described in “-Tax treatment of corporate reorganization.” Nevertheless, the effective place of management test depends upon facts and circumstances. The company intends to have its effective place of management in Germany and has made arrangements that are aimed to keep its effective place of management in Germany. The organizational rules provide that, subject to certain exemptions, (a) management decisions are to be taken in principle in Germany and (b) supervisory board meetings shall be held in Germany. In accordance with the organizational rules the Supervisory Board has issued to the Management Board “Best-Practice Guidelines” giving recommendations on how to deal with certain aspects of the management of the company to ensure a German place of management of the company.
The rate of the corporate income tax is a standard 15% for both distributed and retained earnings, plus a solidarity surcharge (Solidaritätszuschlag) amounting to 5.5% on the corporate income tax liability (i.e., 15.825% in total).
Unless there is a specific exception, dividends (Dividenden) or other profit shares that the company derived from domestic or foreign corporations are effectively 95% exempt from corporate income tax, as 5% of such receipts are treated as non-deductible business expenses, and are therefore subject to corporate income tax (and solidarity surcharge). One of the exceptions applies to dividends that the company receives or received from domestic or foreign corporations (since February 28, 2013), being subject to corporate income tax (including solidarity surcharge thereon), if the company holds a direct participation of less than 10% in the share capital of such corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” -Streubesitzbeteiligung). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations in the share capital of other corporations which the company holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the company only on a pro rata basis at the ratio of the interest share of the company in the assets of relevant partnership.
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
The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 18.2% of the taxable trade profit.

When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax purposes. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company either held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum) or-in the case of foreign corporations-if the company has held a stake of this size since the beginning of such period and provided that certain further requirements are fulfilled (trade tax participation exemption privilege - gewerbesteuerliches Schachtelprivileg). If the participation is held in a foreign corporation as per Article 2 of Council Directive 2011/96/EU of November 30, 2011, or the Parent-Subsidiary Directive, with its registered office in another member state of the European Union, the trade tax participation exemption privilege becomes applicable from an interest of 10% in the share capital of the foreign corporation at the beginning of the relevant assessment period (Erhebungszeitraum). Otherwise, the profit shares will be subject to trade tax in full. Additional restrictions apply for profit shares originating from foreign corporations which do not fall under Article 2 of the Parent-Subsidiary Directive.
The provisions of the so-called interest barrier (Zinsschranke) limit the degree to which interest expenses are deductible from the tax base. As a rule, interest expenses exceeding interest income are deductible in an amount of up to 30% of the EBITDA as determined for tax purposes in a given financial year, although there are exceptions to this rule. Non-deductible interest expenses must be carried forward to subsequent financial years. EBITDA that has not been fully utilized can under certain circumstances be carried forward and may be considered within the limitations as set out above over the following five years. For trade tax purposes, in principle 25% of the interest expenses deductible after applying the interest barrier are added back when calculating the taxable trade profit. Therefore, for trade tax purposes, the amount of deductible interest expenses is in principle only 75% of the interest expenses deductible for purposes of corporate income tax.

Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the immediately preceding assessment period are only permissible up to €1,000,000 for corporate income tax but not at all for trade tax purposes. Negative income not offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 25% or more than 50% of the company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in part (in case of the transfer of a participation of more than 25% but no more than 50%) or in full (in case of the transfer of a participation of more than 50%) and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
Expenses incurred by trivago N.V. in connection with our IPO may be regarded as incurred for the benefit of the Founders. In such case, the tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of 26.375% on the respective amounts.
Tax treatment of corporate reorganization
Following our IPO, we requested binding tax rulings from the German tax authorities regarding the tax neutrality to trivago GmbH, trivago N.V. and the Founders of our plan to merge trivago GmbH into and with trivago N.V., which we refer to as the post-IPO merger. Based on the facts presented in the requests for the tax rulings, the tax rulings confirmed the tax neutrality of the post-IPO merger for trivago GmbH, trivago N.V.

and the Founders under German tax law in all material respects. Following receipt of such tax rulings, we consummated the post-IPO merger, which became legally effective as of September 7, 2017. However, for income tax purposes the post-IPO merger has to be treated with retroactive effect as of December 31, 2016. Pursuant to the post-IPO merger, the Founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization for Class B shares of trivago N.V.
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
The ADSs should qualify as ADRs under the ADR Tax Circular, and dividends would accordingly be attributable to the holders of the ADSs for German tax purposes as if they would hold Class A shares, and not to the legal owner of the underlying Class A shares (which is the depositary holding the Class A shares for the ADS holders). Therefore, the ADS holders should, for German tax purposes, be treated as directly holding an interest in the company’s Class A shares. With respect to German tax risks with respect to the ADSs please refer to “Item 3 D. Risk factors” above.
Income tax implications of the holding, sale and transfer of ADSs
In terms of the income taxation of ADS holders, a distinction must be made between taxation in connection with the holding of ADSs (“German taxation of the distributions from ADSs”) and taxation in connection with the sale of ADSs (“German taxation of capital gains from ADSs”).
German taxation of the distributions from ADSs
Withholding tax-General
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
In general, withholding tax on dividends distributed by a company to its shareholders is withheld and discharged for the account of the shareholders by the company. However, if and when shares are admitted for collective custody by a securities custodian bank (Wertpapiersammelbank) pursuant to Section 5 of the German Act on Securities Accounts (Depotgesetz) and are entrusted to such bank for collective custody (Sammelverwahrung) in Germany, the withholding tax is withheld and passed on for the account of the shareholders by the domestic credit or financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of such foreign enterprises), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent or by the central securities depository to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository, each a Paying Agent. The company in which shares are held does not assume any responsibility for the withholding of the withholding tax. In general, the withholding tax must be withheld regardless of whether and to which extent the distribution is exempt from tax at the level of a shareholder and whether the shareholder is domiciled in Germany or abroad.

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
Taxation of the distributions from ADSs for investors not domiciled in Germany
ADS holders without a tax domicile in Germany whose ADSs are attributable to a German permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed, are also subject to tax in Germany on their dividend income. In this respect, the provisions outlined below for ADS holders with a tax domicile in Germany whose ADS are held as business assets apply accordingly (“-Taxation of the distributions from ADSs for investors domiciled in Germany-ADSs held as business assets”). The withholding tax (including the solidarity surcharge thereon) withheld and passed on will be credited against the income or corporate income tax liability or refunded in the amount of any excess.
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
However, withholding tax on dividends distributed to an ADS holder being a company domiciled in another EU Member State within the meaning of Article 2 of the Parent-Subsidiary Directive may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment in another EU Member State of such a parent company or to a permanent establishment in another EU Member State of a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the company actually forms part of such permanent establishment’s business assets. As further requirements for a refund or exemption of withholding tax under the Parent-Subsidiary Directive, the ADS holder needs to hold ADSs that represent at least a 10% direct stake in the company’s registered capital for one year and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn) using an official form.

Based on the double taxation treaty concluded between Germany and the jurisdiction where an investor is tax resident for purposes of the respective double taxation treaty, which we refer to in the following as the Treaty, German withholding tax may be reduced to a lower tax rate usually amounting to 15% of the gross dividend on the basis of an applicable Treaty. In this event, the excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty should be refunded to the investors upon application. A U.S. investor for example initially should receive a net payment of €73.625 from a gross dividend amounting to €100 (i.e., €100 minus the 26.375% withholding tax). Such U.S. investor may, subject to fulfilling procedural requirements, be entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend. As a result, the U.S. investor may ultimately receive a payment of €85 in total (85% of the gross dividend amount), provided that it is entitled to Treaty benefits.
On December 1, 2016, the German Federal Parliament (Bundestag) approved a new provision (section 50j EStG) to limit the entitlement of non-resident shareholders to a refund or a reduction of German dividend withholding tax under a double taxation treaty under certain circumstances. The new rule came into force for assessment periods starting January 1, 2017. Under the new rule, a refund or a reduction of German dividend withholding tax under a double taxation treaty will, in principle, only be granted, if (i) the non-resident ADS holder is not obliged to forward the dividend proceeds received from the company to any other person, the non-resident shareholder has continuously held beneficial ownership in the shares of the company during the 45-day period prior to the due date of the distribution (Pre-Holding Period), the non-resident shareholder continuously holds beneficial ownership in the shares of the company during the 45-day period after the due date of the distribution (Post-Holding Period), and the non-resident shareholder has continuously borne the market risk exposure during both the Pre-Holding Period and the Post-Holding Period, taking hedging or comparable transaction into account. On the other hand, the new rule shall not apply (and the entitlement of a non-resident ADS holder to a refund or a reduction of German dividend withholding tax is not limited by this rule), if (i) the applicable double taxation treaty of the non-resident shareholder provides for a withholding tax rate of at least 15%, or (ii) the non-resident ADS holder is subject to income taxation in its state of residency (without being tax exempt) and holds directly at least 10% in the share capital of the company paying the dividend or (iii) the non-resident ADS holder has continuously been holding the beneficial ownership in the shares of the company for a period of at least twelve months prior to the date on which the income accrued (Zufluss).
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
The exemption from withholding tax under the Parent-Subsidiary Directive as well as the aforementioned possibilities for a refund of withholding tax depend on certain other conditions being met (particularly the fulfillment of so-called substance requirements-Substanzerfordernisse).
Taxation of the distributions from ADSs for investors domiciled in Germany
Based on the assumption that the ADS holder should be treated, in line with the ADR Tax Circular, as the beneficial owner of the Class A shares for German tax purposes, German ADS holders should be subject to German taxation as if they owned the Class A shares directly.
ADSs held as non-business assets
Dividends distributed to ADS holders with a tax domicile in Germany whose ADSs are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e. 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax levied by the company (flat tax-Abgeltungsteuer) unless the ADS holder applies for the regular, progressive tax rate. Income-related expenses cannot be deducted from the capital investment income, except for an annual lump-sum deduction (Sparer-Pauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly). However, the ADS holder may request that its capital investment income (including dividends) along with its other taxable income is taxed at the progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden (Günstigerprüfung). In this case, the withholding tax will be credited against the progressive income tax and any excess amount will be refunded. Pursuant to the view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction.
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
As an exemption, dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany with ADSs held as non-business assets, do, contrary to the above, not form part of the ADS holder’s taxable income (provided the respective certification requirements are properly fulfilled). If the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the ADS holder’s acquisition costs, negative acquisition costs will arise which can result in a higher capital gain in case of the ADSs’ or shares’ disposal. This will not apply if (i) the ADS holder or, in the event of a gratuitous transfer, its legal predecessor, or, if the ADSs have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be) disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company (a “Qualified Holding”), and (ii) the dividend payment funded from the company’s contribution account for tax purposes (steuerliches

Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In such a case of a Qualified Holding, a dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) is deemed a sale of the ADSs and is taxable as a capital gain if and to the extent the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In this case, the taxation corresponds with the description in “-German taxation of capital gains from ADSs-ADS holder with a domicile in Germany” made with regard to ADS holders maintaining a Qualified Holding.
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
Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany whose ADSs are held as business assets are fully tax-exempt in the hands of such ADS holder (provided the respective certification requirements are properly fulfilled). To the extent the dividend payments funded from the company’s contribution account for tax purposes exceed the acquisition costs of the ADS, a taxable capital gain should occur. The taxation of such gain corresponds with the description in “-German taxation of capital gains from ADSs” made with regard to ADS holders whose ADSs are held as business assets (however, as regards the application of the 95% exemption in case of a corporation this is not undisputed).
Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the dividends are effectively 95% exempt from corporate income tax and the solidarity surcharge unless an exception is applicable thereto. 5% of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of 15.825%. In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However, dividends are not exempt from corporate income tax (including solidarity surcharge thereon), if the ADS holder only held (or holds) a direct participation of less than 10% in the underlying share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Underlying participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Underlying participations that an ADS holder holds through a partnership

(including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the ADS holder only on a pro rata basis at the ratio of the interest share of the ADS holder in the assets of the relevant partnership.
However, the dividends (after deducting business expenses economically related to the dividends) are subject to trade tax in the full amount, unless the requirements of the trade tax participation exemption privilege are fulfilled. In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on amounts considered to be non-deductible business expenses (amounting to 5% of the dividend). Depending on the municipal trade tax multiplier applied by the relevant municipal authority, in most cases trade tax ranges from 7% to approximately 18%.
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

Special treatment of companies in the financial and insurance sectors and pension funds
If financial institutions or financial services providers hold ADSs that are allocable to their trading book pursuant to Section 1a of the German Banking Act (Gesetz über das Kreditwesen), they will neither be able to use the partial income method nor have 60% of their dividend income exempt from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to ADSs acquired by financial institutions in the meaning of the German Banking Act for the purpose of generating profits from short-term proprietary trading. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by financial institutions, financial service providers, and finance companies tax resident in another member state of the European Union or in other signatory states of the EEA Agreement. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.
 Withholding tax-ADSs held in a German custody account
If and when the ADSs are held in a German custody account withholding tax may apply at different levels:

•
at a first level, there will be German withholding tax of 26.375% (including solidarity surcharge) on trivago N.V.’s dividend payment made to the ADS Agent; this withholding tax may be reduced to 15% or to a lower tax rate;

•
at a second level, the German paying agent that holds the ADSs in custody for the investor, or the German Distribution Paying Agent, is required to withhold again German withholding tax of 26.375% (including solidarity surcharge) plus church tax, if any. The German Distribution Paying Agent is the German domestic credit or financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including German domestic branches of such foreign enterprises), the German domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the ADSs and disburses or credits the ADS distributions.

Consequently, a higher tax burden may arise if the respective withholding tax certificate cannot be issued and therefore neither the German investor nor the ADS agent are able to use the withholding tax withheld at the first level or the second level as a tax credit or apply for a respective tax refund. The German Federal Ministry of Finance (Bundesministerium der Finanzen) has suggested and described a procedural solution to avoid such potential double taxation in an interpretation circular dated October 26, 2011 (BMF IV C 1 - S 2400/11/10002:003). However, from a procedural perspective, it is not entirely clear whether this circular also applies to ADSs. According to our German tax counsel’s opinion, this should be the case since ADSs are representing the underlying Class A shares (see above).
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
German taxation of capital gains from ADS
Taxation of capital gains from ADSs-ADS holder not tax resident in Germany
The capital gains from the disposition of ADSs realized by an ADS holder who is not a German tax resident should be subject to German tax only if such investor held ADSs that directly or indirectly represent 1% or more in the underlying company’s ordinary shares (i.e., a Qualified Holding as defined in “—Taxation of the distributions from ADS for investors domiciled in Germany-ADSs held as non-business assets”) at any time during a five year period preceding the disposition or if the ADSs or underlying shares belong to a domestic permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and amount of the holding would also be taken into account.
In case of a Qualified Holding, 5% of the gains from the disposal of the ADSs should under German domestic tax law currently be subject to corporate income tax plus solidarity surcharge thereon if the ADS holder is a corporation. If the ADS holder is an individual, only 60% of the gains from the disposal of the ADSs are subject to the progressive income tax rate plus solidarity surcharge thereon (partial-income method). However, most Treaties provide for an exemption from German taxation and attribute the right of taxation to the ADS holder’s state of residence. According to German tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the ADS holder submits to the Paying Agent a certificate of residence issued by the competent foreign tax authority.
In case of a Qualified Holding, the relevant ADS holder has to file a German tax return. Please note that a tax return is also required if Germany does not have the right to tax such capital gains pursuant to the individual applicable Treaty.
With regard to capital gains or losses from ADSs attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to ADS holders with a tax domicile in Germany whose ADSs are business assets apply mutatis mutandis (see “Taxation of capital gains from ADSs-ADS holder with a domicile in Germany-ADSs held as business assets”). The Paying Agent can refrain from deducting the withholding tax if the ADS holder declares to the Paying Agent on an official form that the ADSs form part of domestic business assets and certain other requirements are met.
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

Taxation of capital gains from ADSs-ADS holder with a domicile in Germany
The capital gain from the disposition of ADSs realized by an ADS holder who is tax resident in Germany should be subject to German tax as if the ADS holder owned the underlying Class A shares directly. This is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017) with respect to the limitation on the offsetting of capital loss from ADRs with capital gains from shares and/or ADRs and the exchange of the ADRs into the respective (represented) shares.

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
Only an annual lump-sum deduction of €801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of ADSs or shares may only be offset against capital gains from the disposal of ADSs or shares.
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
Trade tax
Trade tax can be credited against the ADS holder’s personal income tax liability, either in full or in part, by means of a lump-sum tax credit method-depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
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
Special treatment of companies in the financial and insurance sectors and pension funds
If financial institutions or financial services providers sell ADSs that are allocable to their trading book pursuant to Section 1a of the German Banking Act (Gesetz über das Kreditwesen), they will neither be able to use the partial income method nor have 60% of their gains exempted from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, capital gains are fully taxable. The same applies to ADSs acquired by financial institutions in the meaning of the German Banking Act for the purpose of generating profits from short-term proprietary trading. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by financial institutions, financial service providers, and finance companies tax resident in another member state of the European Union or in other signatory states of the EEA Agreement or the ADSs reflect at least 1% of the share capital of the company. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.
Withholding tax
If the disposal of the ADSs is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a Paying Agent), a withholding tax, if applicable, at the rate of 26.375% (including the solidarity surcharge) plus church tax, if any, on the capital gains for the account of the seller will be withheld by the Paying Agent. No withholding tax should become due, however, if the investor held directly or indirectly 1% or more in the share capital of the company through ADSs and/or shares at any time during a five year period preceding the disposition. In this event, the relevant investor has to file a German tax return.

In case of a Paying Agent, capital gains from ADSs held as business assets are not subject to withholding tax in the same way as ADSs held as non-business assets by an ADS holder (see “-Taxation of capital gains from ADSs-ADS holder with a domicile in Germany-ADSs held as non-business assets”). Instead, the Paying Agent will not levy the withholding tax, provided that (i) the ADS holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADSs belong to the domestic business assets of an ADS holder, and the ADS holder declares so to the Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.

Taxation of capital gains from ADSs-Class A shares in exchange of the ADSs
An ADS holder may request from the issuer of the ADSs to receive the Class A shares in exchange for the ADSs. This kind of exchange should not be qualified as a sale of the ADSs followed by an acquisition of the Class A shares, because ADSs should represent a beneficial ownership interest in the underlying shares and the holders of ADSs should for German tax purposes be treated as if they held the shares directly (please refer to “Item 3 D. Risk factors” above). This treatment is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017). The income taxation of Class A shares follows the same basic principles as described for the ADSs.
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
Generally, the transferee may be subject to inheritance or gift tax in Germany and in the jurisdiction where he or she is tax resident if such jurisdiction levies such kind of tax. There are only limited treaties that intend to avoid the potential double taxation. Under the treaty between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000), or the United States-Germany Inheritance and Gifts Tax Treaty, and assuming that this treaty applies to ADSs, a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States within the meaning of the United States-Germany Inheritance and Gift Tax Treaty and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed. Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.
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
Material Netherlands tax considerations
General
The following is a summary of material Netherlands tax consequences of the acquisition, holding and disposal of our ADSs or Class A shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our ADSs or Class A shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other arrangements). In view of its general nature, it should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders should consult with their tax advisors with regard to the tax consequences of investing in the ADSs or Class A shares in their particular circumstances. The discussion below is included for general information purposes only. For purposes of Dutch tax law, a holder of ADSs or Class A shares may include an individual or entity who does not have the legal title of these ADSs or Class A shares, but to whom nevertheless the ADSs or Class A shares or the income thereof is attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the ADSs or Class A shares or the income thereof.
Please note that this summary does not describe the tax considerations for:
(i) holders of ADSs or Class A shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (as defined in the Netherlands Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii) a holder of ADSs or Class A shares that is not an individual for which its shareholdings qualify or qualified as a participation (deelneming) for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);
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
Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law until this date as available in printed form, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend withholding tax
We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we should not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which events the following applies. See “Item 3 D. Risk factors—If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”
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
Pursuant to legislation to counteract "dividend stripping", a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 52%, rate for 2018), if:

(a)
the ADSs or Class A shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

(b)
the holder of the ADSs or Class A shares is considered to perform activities with respect to the ADSs or Class A shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs or Class A shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs or Class A shares, such holder will be taxed annually on a deemed, variable return (with a maximum of 5.38% in 2018) of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. The ADSs or Class A shares are included as investment assets. A tax-free allowance may be available. Actual benefits derived from the ADSs or Class A shares are as such not subject to Netherlands income tax.
For the net investment assets on January 1, 2018, a deemed return between 2.02% and 5.38% (depending on the amount of such net investment assets on January 2018) will be applied. The deemed, variable return will be adjusted annually on the basis of historic market yields.

Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 20% with respect to taxable profits up to €200,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2018).
Non-residents of the Netherlands
A holder of ADSs or Class A shares that is neither a Netherlands Resident Entity nor a Netherlands Resident Individual will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under ADSs or the Class A shares or any gain realized on the disposal or deemed disposal of the ADSs or Class A shares, provided that:

(i)
such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Netherlands Income Tax Act 2001 and the Netherlands Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs or Class A shares are attributable; and

(ii)
in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ADSs or Class A shares that go beyond ordinary asset management and does not derive benefits from the ADSs or Class A shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes
Residents of the Netherlands
Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs or Class A shares by way of a gift by, or on the death of, a holder of ADSs or Class A shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.
Non-residents of the Netherlands
No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs or Class A shares by way of gift by, or on the death of, a holder of ADSs or Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)
in the case of a gift of ADSs or Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his or her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
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
Material U.S. federal income tax considerations
The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ADSs. Other than the discussion relating to whether we qualify as a PFIC, and subject to the qualifications contained herein, the discussion below of U.S. federal income tax laws and the legal conclusions with respect thereto represents the opinion of Latham & Watkins LLP, our special U.S. counsel. This discussion applies only to U.S. Holders that acquire ADSs in this offering, hold such ADSs as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended, the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ADSs. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.
The following discussion also does not address U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws such as:

•	banks and other financial institutions;

•	regulated investment companies, real estate investment trusts and grantor trusts;

•	insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	tax-exempt entities or any individual retirement account or Roth IRA as defined in Sections 408 and 408A of the Code, respectively;

•	U.S. expatriates;

•	persons holding our ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of the voting power or value of our stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders (as defined below);

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs being taken into account in an applicable financial statement;

•	persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities or arrangements treated as such (or persons holding our ADSs through partnerships or other pass-through entities or arrangements treated as such).

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
With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income,” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and the federal republic of Germany or with respect to any dividend paid on ADSs which are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs. Our ADSs are listed on Nasdaq, which is an established securities market in the United States. The ADSs should be considered readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years.
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
Passive Foreign Investment Company
Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds raised in this offering of ADSs. Based on the bases of our assets, the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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
Transfer reporting requirements
A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a newly created non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (ii) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding

12-month period, exceeds $100,000. U.S. Holders should consult their tax advisers regarding the applicability of this requirement to their acquisition of ADSs.
THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS UNDER THE INVESTOR’S CIRCUMSTANCES.

F.	Dividends and paying agents
Not applicable.

G.	Statements by experts
Not applicable.

H.	Documents on display
We are subject to the periodic reporting and other informational requirements of the Exchange Act, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary information
Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk
See “Item 5 Operating and financial review and prospects—Quantitative and qualitative disclosures about market risk.”

Item 12: Description of securities other than equity securities

A.	Debt securities
Not applicable.

B.	Warrants and rights
Not applicable.

C.	Other securities
Not applicable.

D.	American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class A share (or a right to receive one Class A share) deposited with Deutsche Bank AG, or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered and the depositary’s principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America.
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

PART II
Item 13: Defaults, dividend arrearages and delinquencies
Not applicable.

Item 14: Material modifications to the rights of securities holders

A.	Material modifications to the rights of securities holders
Not applicable.

E.	Use of proceeds
On December 21, 2016, we sold 20,826,606 ADSs and our Founders collectively sold 9,200,029 ADSs, each representing one Class A share, with a nominal value of €0.06 per share, in our IPO at a public offering price of $11.00 per ADS, for an aggregate price of $229.1 million to us and $101.2 million to our Founders. The aggregate net offering proceeds to us, after deducting underwriting discounts and commissions totaling $21.3 million, were €207.8 million. We did not receive any proceeds from the sale of ADSs by the Founders.
The offering commenced on December 5, 2016, and the effective date of the Registration Statement on Form F-1, as amended (File No. 333-214591) was December 15, 2016. J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC acted as joint book-running managers of the offering and as representatives of the underwriters.
None of the payments described in this Item 14 were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates. As of the date hereof, the majority of the net proceeds from our IPO remained unused. We intend to use the remaining net proceeds for general corporate purposes, including to fund investments in technology, for working capital to fund our growth strategies described elsewhere in this Annual Report and to pursue strategic acquisitions, although we have no agreements, commitments or understandings with respect to any such transaction.

Item 15: Control and procedures

A.	Disclosure controls and procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2017, have concluded that, based on such evaluation, the design and operation of our disclosure controls and procedures were effective as of December 31, 2017.

B.	Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this evaluation, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in their report which is included below.
Limitations on Controls
Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all cases of error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

C.	Attestation report of the registered public accounting firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on Internal Control over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and

2016, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 6, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Marcus Senghaas /s/ Nicole Dietl
Wirtschaftsprüfer Wirtschaftsprüferin
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 6, 2018

D.	Changes in internal control over financial reporting
A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis by our internal controls. In connection with the preparation of our 2015 financial statements, we identified a material weakness primarily related to the lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or processes and procedures, particularly in the areas of share-based compensation, build-to-suit lease accounting and internal use software and capitalization of website development costs and other complex, judgmental areas and consequently needed to rely on the assistance of outside advisors with expertise in these matters to assist us in our preparation of U.S. GAAP financial statements and our compliance with SEC reporting obligations. The material weakness remained unremediated as of December 31, 2016.
In our efforts to remediate the material weakness described above, we have implemented additional internal controls over financial reporting, such as those with respect to the preparation and review of U.S. GAAP adjustments, disclosures and significant transactions. We have also hired personnel with the appropriate level of technical accounting expertise under U.S. GAAP, strengthened our internal capabilities and expertise in the preparation of our financial statements in accordance with U.S. GAAP, created and implemented accounting policies and enhanced the training of our accounting and financial reporting personnel. Due to these additional internal controls and other measures that we have implemented, management determined that the previously existing material weakness described above had been remediated as of December 31, 2017.
See “Item 3 D. Risk factors—In the past, we identified a material weakness in our internal control over financial reporting. If the measures we have implemented, including internal controls, fail to be effective in the future, any such failure could result in material misstatements of our financial statements, cause investors to lose confidence in our reported financial and other public information, harm our business and adversely impact the trading price of our ADSs.”

Item 16A: Audit committee financial expert
Mr. Peter Kern, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16 A. of Form 20-F and as determined by our supervisory board.
Item 16B: Code of ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, members of our senior management and members of our management board and supervisory board, including those members of our senior management responsible for financial reporting. Our code of ethics is posted on our company website at: http://ir.trivago.com/phoenix.zhtml?c=254450&p=irol-govHighlights. We will disclose any substantive amendments to the code of business conduct and ethics, or any waiver of its provisions, on our website. The reference to our website does not constitute incorporation by reference of the information contained at or available through our website.
Item 16C: Principal accountant fees and services
The following table sets forth, for each of the years indicated, the fees billed by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed. Audit fees also include fees for services rendered for the audit of our financial statements but charged to our controlling shareholder.

	Year ended December 31,
(in thousands)	2016	%	2017	%
Audit Fees	€1,924	99.8%	€4,014	99.9%
Audit-related Fees	—	—	—	—
Tax Fees	3	0.2%	3	0.1%
All Other Fees	—	—	—	—
Total	€1,927		€4,017
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
Tax Fees relate to the aggregate fees for services rendered on tax compliance.
All Other Fees are any additional amounts billed for products and services provided by the independent auditor.
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings.

Item 16D: Exemptions from the listing requirements and standards for audit committees
Mr. Alan Pickerill has observer status on our Audit Committee, and he is the Chief Financial Officer of Expedia, Inc., our majority shareholder. He relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the Nasdaq listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.
Item 16E: Purchases of equity securities by the issuer and affiliated purchasers
None.
Item 16F: Change in registrant's certifying accountant
None.

Item 16G: Corporate governance
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. In addition to the home country practices described under Item 6C. of this annual report, the home country practices followed by our company in lieu of Nasdaq rules are described below:

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
The Dutch Corporate Governance Code, or DCGC, contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. As a Dutch company, we are subject to the DCGC and are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting Nasdaq requirement or otherwise), we must list the reasons for any deviation from the DCGC in our Dutch annual board report.
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
The best practice provisions we do not apply include the following. We may deviate from additional best practice provisions in the future. Such deviations will be disclosed in our Dutch annual board report.
In order to safeguard independence of the supervisory board, the DCGC recommends that:

•	for each ten percent shareholder or group of affiliated shareholders, there is at most one supervisory board member who can be considered to be a shareholder representative;

•	there is at most one non-independent supervisory board member who cannot be considered as independent due to circumstances other than being a shareholder representative; and

•	the total number of non-independent supervisory board members should account for less than half of the total number of supervisory board members.
A majority of our supervisory board members is independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only 4 supervisory board members will be independent. We may need to deviate from the DCGC’s independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of Nasdaq and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on Nasdaq. We may need to further deviate from the DCGC’s independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the definition of independence in the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision 2.1.8 of the DCGC.
The DCGC recommends that our supervisory board establish a selection and appointment committee. Because we are a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market, we do not believe that a selection and appointment committee will be beneficial for our governance structure. We have not established and do not intend to establish a selection and appointment committee.
The DCGC further recommends that the compensation committee is not chaired by the chairman of the supervisory board. The chairman of our supervisory board is also the chairman of our compensation committee. Given the chairman's expertise and vision, we consider him to be the best person for the job.
Consistent with corporate practice for non-executive members of a board in the United States, the terms of office of our supervisory directors run and end simultaneously. Our supervisory board continuously monitors succession of its members as well as the managing directors. In light of this, we have not drawn up a retirement schedule. Under our articles of association, members of the management board and the supervisory board shall be appointed on the basis of a binding nomination prepared by the supervisory board. This means that the nominee shall be appointed to the management board or supervisory board, as the case may be, unless the general meeting of shareholders strips the binding nature of the nomination (in which case a new nomination shall be prepared for a subsequent general meeting of shareholders). Our articles of association will provide that the general meeting of shareholders can only pass such resolution by a two-thirds majority representing at least half of the issued share capital. However, the DCGC recommends that the general meeting can pass such resolution by simple majority, representing no more than one-third of the issued share capital.
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
The DCGC further recommends that the management board appoints the senior internal auditor and the company secretary, subject to approval by the supervisory board. We have simplified this process as our CFO appoints the senior internal auditor and the company secretary, and allow the audit committee to express its views regarding the senior internal auditor.
The DCGC recommends having a diversity policy for the composition of the management board and supervisory board. We acknowledge the importance of diversity in the broadest sense and consider aspects of diversity relevant to our company. Although the supervisory board has not set specific targets with respect to diversity, the supervisory board believes that it is important for its members to represent diverse viewpoints and further that the personal backgrounds and qualifications of the managing and supervisory board members, considered as a group, should provide a significant composite mix of experience, knowledge and abilities.

Item 16H: Mine safety disclosure
Not applicable.

PART III
Item 17: Financial statements
See “Item 18 Financial statements.”
Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333-214591

2.1	Form of Amended and Restated Shareholders’ Agreement of trivago N.V.	F-1/A	12/5/2016	4.1	333-214591

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.					X

2.3	Form of IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH.	F-1/A	12/5/2016	4.2	333-214591

2.4	Side letter to IPO Structuring Agreement					X

2.5	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia LPS Lodging Partner Services S.à.r.l and Expedia, Inc.					X

2.6	Form of Deposit Agreement.	F-1/A	12/5/2016	4.3	333-214591

2.7	Form of American Depositary Receipt (included in Exhibit 2.6).	F-1/A	12/5/2016	4.4	333-214591

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.	F-1/A	12/5/2016	10.2	333-214591

4.3	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March1, 2015.	F-1/A	12/5/2016	10.3	333-214591

4.4	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft fürImmobilien mbH and trivago GmbH, dated September 15, 2011.	F-1/A	12/5/2016	10.4	333-214591

4.5	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.	F-1/A	12/5/2016	10.5	333-214591

4.6	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.7	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.8	Services and Support Agreement by and between Expedia LPS Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.9	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.	20-F	3/9/2016	4.9	001-37959

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number
4.10	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	F-1/A	12/5/2016	10.11	333-214591

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.					X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Rolf Schrömgens
Rolf Schrömgens
Chief Executive Officer, Managing Director

Date:	3/6/2018

By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer, Managing Director

Date:	3/6/2018

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 6, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcus Senghaas /s/ Nicole Dietl
Wirtschaftsprüfer Wirtschaftsprüferin
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014
Cologne, Germany
March 6, 2018

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(Amounts in thousands, except per share amounts)

	Year ended December 31,
	2015	2016	2017
Revenue	€298,842	€485,942	€667,802
Revenue from related party	194,241	268,227	367,581
Total revenue	493,083	754,169	1,035,383
Costs and expenses:
Cost of revenue, excluding amortization(1)(3)	2,946	4,273	5,930
Selling and marketing(1)(3)	461,219	673,224	946,925
Technology and content (1)(2)(3)	28,693	51,658	52,232
General and administrative (1)(2)(3)	18,065	55,602	47,444
Amortization of intangible assets(2)	30,030	13,857	3,220
Operating income (loss)	(47,870)	(44,445)	(20,368)
Other income (expense)
Interest expense	(147)	(137)	(44)
Gain on deconsolidation of entity	—	—	2,007
Other, net	(2,667)	(139)	592
Total other income (expense), net	(2,814)	(276)	2,555
Income (loss) before income taxes	(50,684)	(44,721)	(17,813)
Expense (benefit) for income taxes	(11,318)	6,670	(4,764)
Net loss	(39,366)	(51,391)	(13,049)
Net loss attributable to noncontrolling interests	239	710	568
Net loss attributable to trivago N.V.	€(39,127)	€(50,681)	€(12,481)

Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic and diluted		€0.00	€(0.05)
Shares used in computing earnings per share:
Basic and diluted		237,811	274,666

(1) Includes share-based compensation as follows:
Cost of revenue	€238	€737	€115
Selling and marketing	3,360	10,913	3,514
Technology and content, net of capitalized internal-use software and website development costs	4,545	15,816	3,614
General and administrative	5,986	26,256	8,782
(2) Includes depreciation and amortization as follows:
Internal use software and website development costs included in technology and content	€475	€1,410	€1,742
Internal use software included in general and administrative	—	—	408
Acquired technology included in amortization of intangible assets	19,927	3,750	59
(3) Includes related party expense as follows:
Cost of revenue	€—	€—	€50
Selling and marketing	—	—	2
Technology and content	—	—	361
General and administrative	3,015	5,128	742
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from December 16, 2016 to December 31, 2016, the period following the capitalization of the parent company and IPO, and for the period from January 1, 2017 to December 31, 2017 (see Note 14).

We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements trivago N.V.
Consolidated statements of comprehensive income (loss)
(in thousands)

	Year ended December 31,
	2015	2016	2017
Net loss	€(39,366)	€(51,391)	€(13,049)
Other comprehensive income (loss)
Currency translation adjustments	(166)	161	(201)
Total other comprehensive income (loss)	(166)	161	(201)
Comprehensive loss	(39,532)	(51,230)	(13,250)
Less: Comprehensive loss attributable to noncontrolling interests	393	581	568
Comprehensive loss attributable to trivago N.V.	€(39,139)	€(50,649)	€(12,682)
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(Amounts in thousands, except per share amounts)

	As of December 31,
	2016	2017
ASSETS
Current assets:
Cash & cash equivalents	€227,298	€190,201
Restricted cash	884	103
Accounts receivable, less allowance of €152 and €231 at December 31, 2016 and December 31, 2017, respectively	36,658	43,062
Accounts receivable, related party	16,505	39,063
Tax Receivable	—	2,092
Prepaid expenses and other current assets	11,529	18,758
Total current assets	292,874	293,279

Property and equipment, net	46,862	114,471
Other long-term assets	955	6,955
Intangible assets, net	176,052	173,294
Goodwill	490,503	490,455
TOTAL ASSETS	€1,007,246	€1,078,454

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€39,965	€51,307
Income taxes payable	3,433	3,428
Deferred revenue	5,078	8,941
Accrued expenses and other current liabilities	12,627	14,711
Total current liabilities	61,103	78,387

Deferred income taxes	53,156	48,305
Other long-term liabilities	38,565	97,787
Commitments and contingencies (Note 16)
Redeemable noncontrolling interests	351	—

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,026,635 and 30,916,474 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	1,802	1,855
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 209,008,088 and 319,799,968 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	125,405	191,880
Reserves	584,667	730,431
Contribution from Parent	122,200	122,307
Accumulated other comprehensive income (loss)	21	(180)
Retained earnings (accumulated deficit)	(179,837)	(192,318)
Total stockholders' equity attributable to trivago N.V.	654,258	853,975
Noncontrolling interest	199,813	—
Total stockholders' equity	854,071	853,975
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€1,007,246	€1,078,454
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(in thousands)

Description	Subscribed capital	Class A Common Stock	Class B Common Stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from Parent	Noncontrolling interest	Total members' equity
Balance at January 1, 2015	€38	€—	€—	€701,856	€(90,029)	€—	€52,703	€—	€664,568
Net loss (excludes €239 of net loss attributable to redeemable noncontrolling interest)					(39,127)				(39,127)
Other comprehensive loss (net of tax)						(12)			(12)
Adjustment to the fair value of redeemable noncontrolling interests				(239)					(239)
Issue of subscribed capital, options granted	10								10
Contribution from parent							2,826		2,826
Share-based compensation expense				(5,746)					(5,746)
Balance at December 31, 2015	€48	€—	€—	€695,871	€(129,156)	€(12)	€55,529	€—	€622,280
Net income (loss) prior to IPO (excludes €952 of net loss attributable to redeemable noncontrolling interest holders)					(51,581)				(51,581)
Other comprehensive income (net of tax)						33			33
Settlement of options exercised	1			4,929					4,930
Adjustment to the fair value of redeemable noncontrolling interests				(995)					(995)
Contribution from parent							4,185		4,185
Share-based compensation expense prior to IPO				2,465			62,486		64,951
Corporate reorganization	(49)	552	125,405	(344,914)				219,006	—
Dividends to noncontrolling interest holder				(170)					(170)
Issuance of common stock, net of issuance costs of €4,921		1,250		201,671					202,921
Changes in ownership of noncontrolling interests				19,478				(19,478)	—
Net income (loss) subsequent to IPO (excludes €43 of net loss attributable to redeemable noncontrolling interest holders)					900			285	1,185
Share-based compensation expense subsequent to IPO				459					459
Reclassification of option liability to reserves				4,893					4,893
Changes in ownership of redeemable noncontrolling interests				980					980
Balance at December 31, 2016	€—	€1,802	€125,405	€584,667	€(179,837)	€21	€122,200	€199,813	€854,071

Description	Subscribed capital	Class A Common Stock	Class B Common Stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from Parent	Noncontrolling interest	Total members' equity
Net loss					(12,481)			(459)	(12,940)
Other comprehensive income (net of tax)						(201)			(201)
Adjustment to the fair value of redeemable noncontrolling interests				(149)					(149)
Transaction with parent							107		107
Share-based compensation expense				16,071					16,071
Merger of trivago GmbH into and with trivago N.V.			66,475	132,879				(199,354)	—
Issued capital, options exercised		53		(3,037)					(2,984)
Balance at December 31, 2017	€—	€1,855	€191,880	€730,431	€(192,318)	€(180)	€122,307	€—	€853,975
See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Consolidated statements of cash flows
(in thousands)

	Year ended December 31,
	2015	2016	2017
Operating activities:
Net loss	€(39,366)	€(51,391)	€(13,049)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	2,649	5,083	7,802
Amortization of intangible assets	30,030	13,857	3,220
Share-based compensation (See Note 10)	14,129	53,722	16,025
Deferred income taxes	(10,444)	(4,838)	(4,851)
Foreign exchange (gain) loss	960	(16)	(217)
Bad debt (recovery) expense	(410)	1,589	78
Non-cash charge, contribution from Parent	2,826	4,185	107
Gain on deconsolidation of entity	—	—	(2,007)
Changes in operating assets and liabilities, net of effects from of businesses acquired:
Restricted cash	(184)	(199)	(1,815)
Accounts receivable, including related party	(18,540)	(11,256)	(29,734)
Prepaid expense and other assets	63	(6,945)	(10,434)
Accounts payable	13,102	13,879	13,590
Accrued expenses and other liabilities	2,415	7,486	9,183
Deferred revenue	1,780	2,814	3,863
Taxes payable/receivable, net	(25)	3,177	(2,097)
Net cash (used in) / provided by operating activities	(1,015)	31,147	(10,336)
Investing activities:
Acquisition of business, net of cash acquired	(286)	—	(673)
Acquisition of redeemable noncontrolling interests	—	(874)	—
Cash divested from deconsolidation	—	—	(249)
Capital expenditures, including internal-use software and website development	(6,224)	(8,121)	(17,364)
Net cash used in investing activities	(6,510)	(8,995)	(18,286)
Financing activities:
Payments of initial public offering costs	—	(882)	(4,038)
Dividends paid to NCI	—	—	(158)
Proceeds from issuance of credit facility	20,000	20,000	—
Payments on credit facility	—	(40,000)	—
Payment of loan to shareholder	(7,129)	—	—
Payment of loan to related party	(1,039)	—	—
Net proceeds from issuance of common stock	—	207,840	—
Proceeds from exercise of option awards	10	686	42
Proceeds from issuance of loan from related party	7,129	—	—
Tax payments for shares withheld	—	—	(3,062)
Net cash (used in) / provided by financing activities	18,971	187,644	(7,216)
Effect of exchange rate changes on cash	(32)	(54)	(1,259)
Net increase (decrease) in cash	11,414	209,742	(37,097)
Cash and cash equivalents at beginning of year	6,142	17,556	227,298
Cash and cash equivalents at end of year	€17,556	€227,298	€190,201

Supplemental cash flow information:
Cash paid for interest	€100	€160	€2
Cash paid for taxes, net of refunds	751	8,696	2,550
Non-cash investing and financing activities:
Offering costs included in accrued expenses	€—	€4,038	€—
Fixed assets-related payable	306	129	1,557
Capitalization of construction in process related to build-to-suit lease	4,852	30,883	56,586
Extinguishment of loan to members through contribution from Parent in members’ equity	—	7,129	—
Extinguishment of loan from related party through members’ liability	—	7,129	—
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Notes to the consolidated financial statements
1.Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels by facilitating consumers’ search for hotel accommodation, through online travel agents (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, Expedia, Inc. (the "Parent" or "Expedia") completed the purchase of a controlling interest in the Company.
Initial public offering
In December 2016, we sold 20,826,606 ADSs, each representing one Class A share, with a nominal value of €0.06 per share, in our initial public offering (“IPO”) at a public offering price of $11.00 per ADS, for aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, of €207.8 million.
Corporate reorganization
In connection with the IPO, the Company underwent a corporate reorganization, and as of December 31, 2016, trivago N.V. was the parent holding company with a 68.3% controlling interest in trivago GmbH.
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
ADSs representing the 9,200,029 Class A shares of the Founders in trivago N.V. and an additional 20,826,606 ADSs representing newly issued Class A shares in trivago N.V. were sold in the IPO.
After the IPO and as of December 31, 2016, 68.3% of the voting power in trivago GmbH was held by trivago N.V. and 31.7% was held by the Founders which is reflected as noncontrolling interest in the consolidated financial statements through September 7, 2017. On September 7, 2017 (the "merger date") the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after our pre-IPO corporate reorganization for Class B shares of trivago N.V.
As of December 31, 2017, Expedia’s ownership interest and voting interest in trivago N.V. is 59.6% and 64.7%, respectively, and the Founders had an ownership interest and voting interest of 31.6% and 34.3%, respectively.

Basis of presentation
The corporate reorganization, as described above, is considered a transaction between entities under common control. As a result, the financial statements for periods prior to the IPO and the corporate reorganization are the financial statements of trivago GmbH as the predecessor to the Company for accounting and reporting purposes. Upon the merger of trivago GmbH with and into trivago N.V., the merger date, no further noncontrolling interest exists between trivago GmbH and trivago N.V. Unless otherwise specified, “the Company” refers to trivago N.V., and trivago GmbH and its respective subsidiaries throughout the remainder of these notes.
These consolidated financial statements reflect Expedia’s basis of accounting due to the change in control in 2013 when Expedia acquired a controlling ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.
Expedia incurs certain costs on behalf of trivago. The consolidated financial statements reflect the allocation of certain of Expedia’s corporate expenses to trivago (see Note 17 - Related party transactions for further information). We recorded all corporate allocation charges from Expedia within our consolidated statement of operations and as a contribution from Parent within the consolidated statement of changes in equity. Our management believes that the assumptions underlying the consolidated financial statements are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of trivago, nor does it reflect what the historical financial position, results of operations and cash flows of trivago would have been had we been a stand-alone company during the periods presented.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, hotel searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons, although the expected increase in return on advertising spend was less pronounced in the fourth quarter of 2017. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

2.Significant accounting policies
Consolidation
Our consolidated financial statements include the accounts of trivago and entities we control. All significant intercompany balances and transactions have been eliminated in consolidation. When control is lost, these entities will be deconsolidated from our future results of operations effectively immediately on the date of losing control. Further, for any entities whereby we may have a financial interest in but do not have control, we account for these entities as an equity investment.
We record noncontrolling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the noncontrolling interest share of net income or loss from our redeemable noncontrolling interest entities and our noncontrolling interest in trivago GmbH; up and until the merger of trivago GmbH with and into trivago N.V. on September 7, 2017.

As discussed in Note 1, as a result of the corporate reorganization, trivago N.V. consolidates trivago GmbH and trivago GmbH is considered to be the predecessor to trivago N.V. for accounting and reporting purposes. As a result of the merger of trivago GmbH with and into trivago N.V. during 2017, as of December 31, 2017 there no longer remains a minority interest related to trivago GmbH classified as noncontrolling interest as a component of stockholders’ equity in our consolidated financial statements.
As of December 31, 2017 all subsidiaries of the Company are wholly-owned. In 2016 and throughout 2017 until the deconsolidation of myhotelshop, noncontrolling interests with shares redeemable at the option of the minority holders in myhotelshop and base7 have been included in redeemable noncontrolling interests. We classify the redeemable noncontrolling interest as a mezzanine equity below non-current liabilities in our consolidated financial statements. See Note 12 - Redeemable noncontrolling interests for further discussion.
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
Revenue recognition
We recognize revenue from services rendered when it is earned and realizable based on the following criteria: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.
Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, a portion of our revenue is generated through subscription-based services earned through trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period and deferred revenue is recorded on the balance sheet for amounts invoiced in advance of revenue recognition.
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the three years ended December 31, 2015, 2016 and 2017 cost of revenue excludes €19.9 million, €3.8 million and €0.1 million, respectively, of amortization expense of acquired technology. For the years ended December 31, 2015, 2016 and 2017 cost of revenue excludes €0.5 million, €1.4 million and €1.7 million, respectively, of amortization expense related to internal use software and website development.

Cash and Cash Equivalents
Our cash and cash equivalents include cash and liquid financial instruments, primarily time deposit investments, with maturities of three months or less when purchased.
Restricted cash
Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value. As of December 31, 2016 and December 31, 2017, restricted cash was €0.9 million and €2.7 million, respectively. From the total balance as of December 31, 2017, €2.6 million is presented as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.
Accounts receivable
Accounts receivable are generally due within 30 days and are recorded net of an allowance for doubtful accounts. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole.
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
Certain acquired software licenses and implementation costs are capitalized during the implementation stage. Capitalized costs include the license fee, external direct costs of services provided in regards to the implementation and customization of the software, and internal payroll costs for employees involved with the implementation process. These costs are recorded as property and equipment and are amortized over the license term when the asset is ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
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
In July 2015, we entered into a lease for new corporate headquarters in Düsseldorf, Germany which is under construction and will have 26,107 square meters of office space. As a result of our involvement in the construction project and our responsibility for paying a portion of the costs of normal finish work and structural elements of the premises, the Company was deemed to be the owner of the premises for accounting purposes during the construction period pursuant to build-to-suit lease accounting guidance under ASC 840. Therefore, the Company recorded project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the Company has paid or incurred for normal tenant improvements and structural improvements had also been recorded as part of the construction-in-progress asset.
We have a lease that includes both building and land. We have bifurcated our lease payments pursuant to the premises into: a portion that is allocated to the building (a reduction to the financing obligation); and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December 31, 2016 and 2017, we have recorded €1.7 million, respectively, of land rent expense in connection with this lease.
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
Recoverability of goodwill and indefinite-lived intangible assets
Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values as of the date of change in reporting units. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually in the fourth quarter of the year, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount, followed by performing a quantitative assessment by comparing the fair value of the reporting unit to the carrying value, if necessary. Effective October 1, 2017, we prospectively adopted accounting guidance that simplified our goodwill impairment testing by eliminating the requirement to calculate the implied fair value of goodwill (formerly "Step 2") in the event an impairment is identified. Instead, an impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value.
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
Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations. For the years ended December 31, 2015, 2016 and 2017, our advertising expense was €432.2 million, €623.5 million and €884.7 million, respectively. As of December 31, 2016 and 2017, we had €5.3 million and €12.6 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.
Share-based compensation
Share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by Expedia in 2013. During 2017, there were additional options granted in connection with the Omnibus Incentive Plan to employees of trivago.
The fair value of share options accounted for as equity settled transactions is measured at the grant date using the Black–Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history relatable to the expected term of our awards, the expected share price volatility for our Class A shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. Prior to the IPO, we previously based our expected term assumptions on the terms and conditions of the employee share option agreements, and scheduled exercise windows. Post IPO, we have used the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term to estimate the term for all option grants subsequent of the IPO. The simplified method was used as we do not have sufficient relatable historical term data is available. Prior to the IPO, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. Post IPO, the share price assumption used in the model is based our publicly traded share price on the date of grant. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options are service-based awards which vest between one and three years and have contractual terms that align with prescribed liquidation windows.

We have performance-based share options which vest upon achievement of certain company-based performance conditions and service conditions. On the date of grant, we determine the fair value of the performance-based award using the Black-Scholes option pricing model. The awards are then assessed to determine the probability of the award vesting. If assessed as probable, we record compensation expense for these awards over the total performance and service period using the accelerated method. At each reporting period, we reassess the probability of achieving the performance targets, which requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.
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
Fair value recognition, measurement and disclosure
The carrying amounts of cash and restricted cash reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and their carrying value generally approximates fair value.
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
Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia, our controlling shareholder, and its affiliates represent 39%, 36% and 36%, respectively, of our revenue for the years ended December 31, 2015, 2016 and 2017, and 31% and 47%, respectively, of total accounts receivable as of December 31, 2016 and 2017. Booking Holdings and its affiliates represent 27%, 43% and 44%, respectively, of revenues for the years ended December 31, 2015, 2016 and 2017 and 48% and 28%, respectively, of total accounts receivable as of December 31, 2016 and 2017.

Contingent liabilities
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, as discussed further in Note 16 - Commitments and contingencies. Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. See Note 16 - Commitments and contingencies.
Adoption of new accounting pronouncements
In March 2016, the FASB issued new guidance related to accounting for share-based payments. The updated guidance changes how companies account for certain aspects of share-based payments awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016. The adoption of this new guidance on January 1, 2017 did not have a material impact to our consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, which simplifies the test for goodwill impairment where step 2 of the formal goodwill test is eliminated. We have adopted this new guidance for goodwill impairment assessments performed from October 1, 2017 . The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Recent accounting policies not yet adopted
In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09 amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14 deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017. In addition, the FASB has also issued several amendments to the standard, which clarify certain aspects of the guidance.
The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective). We will adopt this new guidance in the first quarter of 2018 and apply the modified retrospective method. We have determined the new guidance will not change the timing or amount of revenue to be recognized. We do expect impacts from the new revenue guidance on the presentation of our financial statements, as deferred revenue is going to be presented as contract liability in the future. We have completed our overall assessment and we have identified and implemented changes to our accounting policies and practices, business processes, and controls to support the new revenue recognition standard. We are continuing our assessment of potential changes to our disclosures under the new guidance.
In January 2016, the FASB issued ASU 2016-01 that provides new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We will adopt this new guidance on January 1, 2018. A material impact on the financial statements is currently not expected.
In February 2016 and January 2018, the FASB issued ASU 2016-02 and ASU 2018-01 that provide new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
In August and November 2016, the FASB issued ASU 2016-15 and ASU 2016-18, that include new guidance related to the statement of cash flows, which clarifies how companies present and classify certain cash receipts and cash payments as well as amends current guidance to address the classification and presentation of changes in restricted cash in the statement of cash flows. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted. We will adopt this new guidance on January 1, 2018 retrospectively and currently anticipate the most significant impact to be inclusion of those amounts deemed to be restricted cash and restricted cash equivalents in our cash and cash-equivalent balances in the consolidated statement of cash flows.
In October 2016, the FASB issued ASU 2016-16 amending the accounting for income taxes associated with intra-entity transfers of assets other than inventory. This accounting update is intended to reduce diversity in practice and the complexity of tax accounting, particularly for those transfers involving intellectual property. This new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We will adopt this new guidance on January 1, 2018. A material impact on the financial statements is currently not expected.
In January 2017, the FASB issued ASU 2017-01, that clarifies the definition of a business for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We will adopt this new guidance on January 1, 2018. The standard must be applied prospectively. Upon adoption, the standard will impact how we assess acquisitions (or disposals) of assets or businesses.
In January 2017, the FASB issued ASU 2017-03, for various topics regarding disclosures of impacts that recently issued Accounting Standards will have on the Financial Statements when they are adopted in a future period. When adopting the guidance of any of these topics we will also evaluate the impact of this guidance.
In May 2017, the FASB issued ASU 2017-09, about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. This guidance will be taken into account in considering modification accounting when terms or conditions of share-based payment awards are present.

3.Acquisitions and divestitures
On July 16, 2015, we completed the acquisition of a 61.3% equity interest in myhotelshop GmbH (“myhotelshop”), a marketing manager, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition.
On August 5, 2015, we completed the acquisition of a 52.3% equity interest in base7booking.com Sarl (“base7”), a cloud-based property management service provider, for total purchase consideration of €2.1 million in cash.

We recognized goodwill of €2.6 million in the year ended December 31, 2015 from the acquisitions, which is primarily attributable to assembled workforce and operating synergies. The goodwill has been allocated to our three operating segments and was not deductible for tax purposes.
The fair value of the noncontrolling interest in myhotelshop and base7 was estimated to be €2.2 million at the time of acquisition. In addition, the purchase agreement of myhotelshop and base7 each contain certain put/call rights whereby we may acquire, and the minority shareholders may sell to us, the minority shares of the company at fair value. As the noncontrolling interest was redeemable at the option of the minority holders, we classified the balance as redeemable noncontrolling interest with future changes in the fair value above the initial basis recorded as charges or credits to retained earnings (or additional paid-in capital in absence of retained earnings).
The acquired companies were consolidated into our financial statements on the acquisition date. We recognized €1.4 million in revenue and €0.5 million in operating losses for the year ended December 31, 2015 for base7 and myhotelshop. Acquisition-related costs of €0.8 million were recognized in the statement of operations as general and administrative expenses for the years ended December 31, 2015.
Combined Pro forma Information
Supplemental information on an unaudited combined pro forma basis, as if the acquisitions had been consummated on January 1, 2015, is presented as follows:

Year ended December 31,
(in thousands)	2015
Revenue	€494,387
Net loss	€(39,359)
On December 22, 2016, we exercised our call option in order to purchase the remaining 47.7% noncontrolling interest in base7 for a cash consideration of approximately €0.9 million. As such, we became the sole owner of base7. Given we had a controlling interest in base7 prior to the exercise of the call option, the change in ownership was treated as a step-acquisition and accounted for as an equity transaction. As such, we eliminated the redeemable noncontrolling interest of base7 and changes in redeemable noncontrolling interest due to attributed earnings and foreign exchange gains/losses as of December 22, 2016 and any difference between carrying value and acquisition value was adjusted to Reserves in shareholders’ equity as of that date. See Note 12 - Redeemable noncontrolling interests.
In August 2017, we acquired all material assets of tripl GmbH through a business combination for a total purchase consideration of €0.7 million. The acquisition is intended to enhance trivago's product with personalization technology that uses big data and a customer-centric approach.
During December 2017, myhotelshop GmbH issued 8,074 new common shares for a total of €0.1 million to a minority shareholder, who was and continues to be an unrelated party to trivago. The capital infusion diluted our share in myhotelshop from 61.3% to 49.0%. In addition to the capital infusion, we no longer have any put/call rights to purchase the minority interest in myhotelshop. Following the increase in capital, we lost controlling financial interest in myhotelshop. We deconsolidated myhotelshop’s assets and liabilities, including the historical redeemable noncontrolling interest of myhotelshop, as of that date from the consolidated financial statements and present our remaining share in myhotelshop as an equity investment, initially at fair value, in other long-term assets in the consolidated balance sheet. The fair value of the retained investment was determined based on the intrinsic value of myhotelshop underlying the capital contribution in December 2017. We recognized a gain from deconsolidation of €2.0 million, including a gain on our retained noncontrolling investment of €0.4 million and a gain of €1.0 million from the recognition of receivables from a loan granted to myhotelshop in 2015.

4.Fair value measurement
The redeemable noncontrolling interest is measured at fair value on a recurring basis as of December 31, 2016 and is classified using the fair value hierarchy in the tables below:

	December 31, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Redeemable noncontrolling interest:
Put/call option	€351	€—	€—	€351
Total mezzanine equity	€351	€—	€—	€351
There is no redeemable noncontrolling interest as of December 31, 2017 as a result of the deconsolidation of myhotelshop during December 2017.
See Note 12 - Redeemable noncontrolling interests for further information on the fair value of the put/call option classified as Level 3. As of December 31, 2016, the carrying value of our credit facility approximates fair value, and the balance was zero as of December 31, 2017. For the years ended December 31, 2016 and 2017, we had no financial assets classified as Level 2 or 3. See Note 2 - Significant accounting policies for more information.

5.Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2016	2017
Prepaid advertising	€5,303	€12,577
Other prepaid expenses	3,301	3,755
Other assets	2,925	2,426
Total	€11,529	€18,758

6.Property and equipment, net

	As of December 31,
(in thousands)	2016	2017
Capitalized software and software development costs	€7,302	€13,287
Computer equipment	8,358	13,387
Furniture and fixtures	2,743	3,620
Office equipment	1,009	786
Leasehold improvements	1,811	3,985
Subtotal	21,223	35,065
Less: accumulated depreciation	10,096	17,695
Construction in process	35,735	97,101
Property and equipment, net	€46,862	€114,471
As of December 31, 2016 and 2017, our internally developed capitalized software development costs, net of accumulated amortization, were €2.6 million and €3.6 million, respectively.

In June 2015, we signed a contract to build our new corporate headquarters in Düsseldorf, Germany. The Company was deemed to be the owner of the premises during the construction period under build-to-suit lease accounting guidance under ASC 840. Therefore, a construction-in-progress asset and a related construction financing obligation were recorded on our consolidated balance sheets. The building assets are included in construction in process and will begin depreciating when the costs incurred related to the build out of the headquarters are complete and the normal tenant improvements are ready for their intended use, which is expected to be in 2018.
During 2017, we have incurred costs for special tenant building requests associated with the construction of the new corporate headquarter, which are included in construction in process. We will begin depreciating when the costs incurred related to the build out of the headquarters are complete and the normal tenant improvements are ready for their intended use.
We establish assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the lease period and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of December 31, 2017, an asset retirement obligation asset of €1.0 million is included within leasehold improvements, gross of accumulated depreciation of €0.3 million, and a liability of €1.0 million for the cost to decommission the physical space of our current operating leases for office space once we move into our new corporate headquarter in mid 2018.

7.Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2016 and 2017:

	As of December 31,
(in thousands)	2016	2017
Goodwill	€490,503	€490,455
Intangible assets with definite lives, net	6,552	3,794
Intangible assets with indefinite lives	169,500	169,500
Total	€666,555	€663,749
Impairment Assessments
As of December 31, 2016 and 2017, we had no accumulated impairment losses of goodwill or indefinite-lived intangible assets.
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2016	€215,208	€192,663	€82,489	€490,360
Foreign exchange translation	63	56	24	143
Balance as of December 31, 2016	€215,271	€192,719	€82,513	€490,503

Balance as of January 1, 2017	€215,271	€192,719	€82,513	€490,503
Foreign exchange translation	(77)	(69)	(29)	(175)
Acquisition of Tripl	110	98	42	250
Deconsolidation of myhotelshop	(54)	(48)	(21)	(123)
Balance as of December 31, 2017	€215,250	€192,700	€82,505	€490,455
Indefinite-lived Intangible Assets
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2016 and 2017:

(in thousands)	December 31, 2016			December 31, 2017
	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Customer relationships	€38	€(15)	€23	€34	€(5)	€29
Partner relationships	34,220	(32,610)	1,610	34,254	(34,224)	30
Technology	59,780	(59,780)	—	60,190	(59,831)	359
Non-compete agreement	10,800	(5,881)	4,919	10,800	(7,424)	3,376
Total	€104,838	€(98,286)	€6,552	€105,278	€(101,484)	€3,794
Amortization expense was €30.0 million for the year ended December 31, 2015, €13.9 million for the year ended December 31, 2016 and €3.2 million for the year ended December 31, 2017. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2017, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2018	€1,711
2019	1,701
2020	382
2021	—
Total	€3,794

8.Debt - credit facility
We maintain a €50.0 million uncommitted credit facility with an interest rate of LIBOR, floored at zero, plus 1% per annum, which is guaranteed by Expedia, that may be terminated at any time by the lender. As of December 31, 2016 and December 31, 2017 we had no borrowings outstanding on the consolidated balance sheet.

9.Employee benefit plans
For defined contribution plans, trivago pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The amount of expense recognized for defined contribution pension plans was not material for the years ended December 31, 2015, 2016 and 2017.

10.Share-based awards and other equity instruments
Option issuance prior to IPO
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
77 and 146 Class A employee share options were granted in 2015 and 2016, respectively. Additionally, 62,178 and 74,580 Class B employee share options were granted in 2015 and 2016, respectively, which have economic and voting rights that are 1/1000 of a Class A option. Class A and Class B are presented as the same class of shares and Class B option awards are presented in terms of Class A equivalents. The majority of the employee share options granted in 2015, and 2016 had a strike price of €1. The remaining options granted in 2015 were granted with strike prices which approximated the 2013 acquisition date fair value of trivago shares and the remaining 2016 options were granted with a strike price equal to the fair value of trivago shares estimated at the time of grant. All option awards granted in 2015 and 2016 contain service based vesting provisions between two and three years. The shares subscribed for underlying the grants in 2015 and 2016 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.
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
Furthermore, as part of the modification of options for units in trivago GmbH to options for shares in trivago N.V., all awards are considered to be equity classified awards as of the modification date. Prior to the modification, certain awards with an exercise price higher than €1 were liability classified as the option holders were not expected to participate in the risks and rewards normally associated with equity share ownership for a reasonable period of time. However, with the modification, the employees no longer have the option for the Company to settle the options in cash and with the IPO the employees can now have access to a liquid market for the shares of trivago N.V., allowing them to participate in the risks and rewards or equity share ownership. The amendment to the plan and modification resulted in a €4.9 million reclassification of the liability for these options to Reserves in equity and the awards are classified as equity going forward.
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, directors who are members of the management board and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be 34,711,009 Class A shares. Class A shares issuable under the 2016 Plan will be represented by ASDs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board.
The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed with the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to our eligible award recipients. Management board members, supervisory board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates (excluding supervisory board members) are eligible for awards under the 2016 Plan.

Awards include options, share appreciation rights, restricted share units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options granted to members of the management board and the supervisory board under the 2016 Plan for management board members shall not be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date, unless otherwise approved by shareholders at a general meeting. The option exercise price for options under the 2016 Plan for other eligible individuals can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan will also have a ten- year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan.
As of December 31, 2016, there were no awards granted under the 2016 Plan. During 2017, 10,561,001 awards were granted under the 2016 Plan.
trivago amended option plan
Under the trivago amended option plan, we may grant share options and other share-based awards to management board and supervisory board members, officers, employees and consultants. We issue new shares to satisfy the exercise or settlement of share-based awards.
The following table presents a summary of our share option activity in trivago N.V. equivalent shares for periods prior to January 1, 2017 and trivago N.V. shares after January 1, 2017:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
			(In years)	(in thousands)
Balance as of January 1, 2016	722	€3,239
Granted	221	€80,926
Exercised	39	€17,953
Cancelled	2	€1
Balance as of December 31, 2016	902	€21,637	49	68,235
Balance as of December 31, 2016 (trivago N.V. equivalents)	7,704,659
Exercisable as of December 31, 2016	517	€209	50	89,663
Vested and expected to vest after December 31, 2016	902	€21,637	49	68,235
Granted	10,561,001	€7.16		11,827
Exercised	1,093,428	€0.13		14,860
Cancelled	63,658	€8.15		366
Balance as of December 31, 2017	17,108,574	€5.66	21	32,178
Exercisable as of December 31, 2017	5,304,662	€1.57	44	25,891
Vested and expected to vest after December 31, 2017	17,108,574	€5.66	21	32,178
As discussed above, the options legally exercised in 2015 were subject to an accounting modification that changed their classification from equity to liability awards. These awards remained subject to variable accounting treatment through their settlement date in June 2016. Prior to the IPO, 93 Class A and 6 Class

B options (in terms of Class A equivalents options) were subject to liability accounting. As of December, 31, 2016 and 2017, no option awards are subject to liability accounting.
The total intrinsic value of share options exercised was €3.0 million and €14.9 million for the year ended December 31, 2016 and December 31, 2017, respectively.
During the three years ended December 31, 2015, 2016 and 2017, we awarded share options as our only form of share-based compensation. The fair value of share options granted during the years ended December 31, 2015, 2016 and 2017 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:

	Year ended December 31,
	2015	2016	2017
Risk-free interest rate	1.31%	1.31%	2.18%
Expected volatility	46%	46%	41%
Expected life (in years)	1.82	2.68	4.62
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€29,496	€34,425	€4
In 2015, 2016 and 2017, we recognized total share-based compensation expense of €14.1 million, €53.7 million and €16.0 million, respectively. There was no income tax benefit related to share-based compensation expense for 2015, 2016 and 2017. Additionally, €103 thousand, €318 thousand and €85 thousand of share-based compensation cost was capitalized in 2015, 2016 and 2017, respectively, as part of software development costs.
Cash received from share-based award exercises for the years ended December 31, 2015, 2016 and 2017 was €10 thousand, €686 thousand and €42 thousand, respectively.
As of December 31, 2017, there was approximately €35.1 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 2.5 years.

11.Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(in thousands)	2015	2016	2017
Current income tax expense (benefit):
Germany	€(1,032)	€11,405	€323
Other countries	158	103	112
Current income tax expense (benefit)	(874)	11,508	435
Deferred income tax (benefit) expense:
Germany	(10,444)	(4,838)	(4,851)
Other countries	—	—	(348)
Deferred income tax (benefit) expense	(10,444)	(4,838)	(5,199)
Income tax expense (benefit)	€(11,318)	€6,670	€(4,764)

Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income (loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(in thousands)	2015	2016	2017
Germany	€(50,446)	€(32,985)	€(20,018)
Other countries	(238)	(11,736)	2,205
Income (loss) before income taxes	€(50,684)	€(44,721)	€(17,813)
A reconciliation of amounts computed by applying the German statutory income tax rate to income (loss) before income taxes to total income tax expense (benefit) is as follows:

	Year ended December 31,
(in thousands)	2015	2016	2017
Income (loss) before income taxes	€(50,684)	€(44,721)	€(17,813)
Income tax expense at German tax rate (31.23%)	(15,829)	(13,964)	(5,562)
Foreign rate differential	34	219	33
Expected tax expense (benefit)	(15,795)	(13,745)	(5,529)
Tax effect from:
Non-deductible share-based compensation	4,409	16,875	5,017
Non-deductible corporate costs	882	1,306	34
Changes in uncertain tax positions	(1,666)	—	—
Movement in valuation allowance	98	1,921	(3,517)
Other differences	754	313	(769)
Income tax expense (benefit)	€(11,318)	€6,670	€(4,764)
Our effective tax rate was 22.3% in 2015, (14.9)% in 2016 and 26.7% in 2017. This is primarily due to non-deductible share-based compensation of (pre-tax) €14.1 million in 2015, €53.7 million in 2016 and €16.0 million in 2017. Furthermore, (pre-tax) corporate costs amounting to €2.8 million for 2015, €4.2 million for 2016 and €0.1 million in 2017 were pushed down from Expedia. These corporate costs are non-deductible for tax purposes. Additional details on the movement in valuation allowance and changes in uncertain tax positions are included below.
Other differences relate to one-off items during the year. In 2015, €0.5 million of the total €0.8 million was related to the non-tax deductible expense for the release of a contingent asset at the level of trivago GmbH. The remainder of the other permanent differences amounts in 2015, 2016 and 2017 relate to individually insignificant non-deductible expenses at the level of trivago GmbH.
Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,
(in thousands)	2015	2016	2017
Balance, beginning of year	€1,666	€—	€—
Reductions due to lapsed statute of limitations during current year	(1,666)	—	—
Balance, end of year	€—	€—	€—

In 2013, an uncertain tax position was provided for related to the deductibility of certain compensation payments in 2010 and 2011. In 2015, a tax audit was finalized for the years 2009 through to 2012. This resulted in a full release of the uncertain tax position. There are no uncertain tax positions provided for as of December 31, 2016 or 2017.
The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2017, for trivago and its subsidiaries, statute of limitations for tax years 2013 through 2017 remain open to examination by German tax authorities.
At December 31, 2017 there are no tax returns for trivago or subsidiaries under audit.
Deferred income taxes
At December 31, 2016 and 2017, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(in thousands)	2016	2017
Deferred tax assets:
Net operating loss and tax credit carryforwards	€3,566	€2,522
Prepaid expense and other current assets	1,285	2,458
Property and Equipment	372	537
Deferred rent	882	1,429
Accrued expenses and other current liabilities	51	473
Accounts payable, other	5	—
Other	26	731
Total deferred tax assets	6,187	8,150
Less valuation allowance	(3,550)	(348)
Net deferred tax assets	2,637	7,802

Deferred tax liabilities:
Intangible assets, net	54,972	53,981
Property and equipment	812	2,059
Accrued expenses and other current liabilities	—	67
Other	9	—
Total deferred tax liabilities	55,793	56,107
Net deferred tax asset/(liability)	€(53,156)	€(48,305)
At December 31, 2017, we had net operating loss carryforwards (“NOLs”) for a tax-effected amount of approximately €2.5 million. The tax-effected NOL carryforwards decreased by €1.1 million from the amount recorded at December 31, 2016 primarily due to utilization of pre-tax losses at the level of the trivago N.V.
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. In 2017, trivago N.V. and trivago GmbH merged for tax purposes. This merger enables trivago N.V. to offset its NOLs with any future taxable profits of trivago GmbH. As a result, the €3.2 million previously unrecognized losses of trivago N.V. have been fully recognized in FY 2017.
Of this €3.2 million, €2.5 million of NOLs have not been utilized at December 31, 2017. If not utilized, the tax-effected NOL carryforwards of €2.5 million may be carried forward indefinitely.
The tax-effected valuation allowance decreased by €3.5 million from the amount recorded at December 31, 2016. Of this €3.5 million decrease in tax-effected valuation allowance, €3.2 million relates to the recognition of previously unrecognized losses at the trivago N.V. level, and €0.3 million relates to the utilization of previously unrecognized losses at the level of Base7 S.à.r.l., a Swiss subsidiary.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was insignificant (below €0.1 million) at December 31, 2017 and therefore we have not provided for deferred income taxes on this taxable temporary difference. In the event we distribute such earnings in the form of dividends or otherwise, these would be tax exempt for all investments located in Europe. Any capital gains on the sale of participations would be 95% exempt under German tax law.

12.Redeemable noncontrolling interests
Noncontrolling interest existed in myhotelshop until its deconsolidation in December 2017 as it was majority owned by us. We carried it at fair value as the noncontrolling interests contained certain rights, whereby we may have acquired and the minority shareholders may have sold to us the additional shares of the company. A reconciliation of redeemable noncontrolling interest for the years ended December 31, 2016 and December 31, 2017 is as follows:

	Year ended December 31,
(in thousands)	2016	2017
Balance, beginning of the period	€2,076	€351
Net loss attributable to noncontrolling interests	(995)	(110)
Fair value adjustments through members’ equity	995	149
Currency translation adjustments and other	129	—
Change in ownership of noncontrolling interest	(1,854)	—
Deconsolidation of entity	—	(390)
Balance, end of period	€351	€—
As of December 31, 2016, the fair value of the redeemable noncontrolling interest has been adjusted by €1 million for the net loss attributable to the noncontrolling interest in myhotelshop and the noncontrolling interest in base7 through the date of acquisition. A total fair value adjustment has been recorded of €1 million to reflect the fair value of the noncontrolling interests for the year ended December 31, 2016. On December 22, 2016, we acquired the remaining noncontrolling interest in base7. As the change in ownership interest does not result in a loss of control, the acquisition is considered an equity transaction. Consequently, we have eliminated the redeemable noncontrolling interest of base7 and changes in redeemable noncontrolling interest due to attributed earnings and foreign exchange gains/losses as of December 22, 2016.
As of December 31, 2017, the fair value of the redeemable noncontrolling interest has been adjusted by €0.1 million for the net loss attributable to the noncontrolling interest in myhotelshop. A total fair value adjustment has been recorded of €0.1 million to reflect the fair value of the noncontrolling interests as of the deconsolidation date of myhotelshop. On December 15, 2017, after losing control of myhotelshop, we deconsolidated the entity including the redeemable noncontrolling interests with a fair value of €0.4 million.
There is no redeemable noncontrolling interest as of December 31, 2017.

13.Stockholders' equity
Class A and Class B common stock (after the corporate reorganization, see Note 1 - Organization and basis of presentation)

As of December 31, 2017, we had ADSs representing 30,916,474 Class A shares outstanding, 319,799,968 Class B shares outstanding. During the third quarter of 2017 the Founders exchanged their units in trivago GmbH for 110,791,880 Class B shares in trivago N.V. in connection with the merger of trivago GmbH with and into trivago N.V.
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. The holder of our Class B shares, Expedia and Founders, are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to the merger of trivago GmbH with and into trivago N.V. and exercises of employee stock options.
Accumulated other comprehensive income (loss)
Accumulated other comprehensive income represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2017, we do not expect to reclassify any amounts included in accumulated other comprehensive income (loss) into earnings during the next 12 months.
Contribution from Parent
The beginning contribution from Parent balance represents the pushdown of share-based compensation expense from Expedia. The change year over year primarily relates to additional share-based compensation expense as well as Expedia corporate expenses allocated to trivago. See Note 1 - Organization and basis of presentation, Note 10 - Share-based awards and other equity instruments and Note 17 - Related party transactions.
Dividends
In December 2016, trivago GmbH agreed to affect a one-time dividend payment in respect of fiscal year 2016. The dividend is in the amount of €0.5 million and was paid to shareholders of record prior to the IPO, resulting in a €0.2 million cash outflow to trivago N.V. in the year ended December 31, 2017.

14.Earnings per share
Effective with our IPO, basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.
There were no shares of Class A or Class B common stock outstanding prior to December 16, 2016, therefore no earnings per share information has been presented for any period prior to that date.
The following table presents our basic and diluted earnings per share:

(In thousands, except per share data)	December 16, 2016 through December 31, 2016	January 1, 2017 through December 31, 2017
Numerator:
Net income (loss)	€1,185	€(13,049)
Less: net income attributable to noncontrolling interest	285	568
Net income (loss) attributable to trivago N.V.	€900	€(12,481)
Denominator:
Weighted average shares of Class A and Class B common stock outstanding - basic and diluted	237,811	274,666

Earnings per share attributable to trivago N.V. available to Class A and Class B common stockholders - basic and diluted	€—	€(0.05)
Diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options as the inclusion of these instruments would have been anti-dilutive.

15.Other, net
For the years ended December 31, 2015, 2016 and 2017, Other, net were primarily made up of the following: (i) foreign exchange rate gains (losses) due to the revaluation of foreign currency receivables and payables and, (ii) the reversal of an indemnification asset related to an uncertain tax position and the related interest - See Note 11 - Income taxes for details, (iii) income from ADSs offset by custodial fees related to ADSs, and (iv) government subsidies for research and development activities.

	Year ended December 31,
(in thousands)	2015	2016	2017
Foreign exchange rate gains (losses), net	€(1,006)	€16	€120
Indemnification asset and related interest	(1,661)	—	—
Net income from ADS fees	—	—	294
Government subsidies	—	—	115
Other income (expenses)	—	(155)	63
Total	€(2,667)	€(139)	€592

16.Commitments and contingencies
Credit facility, purchase obligations and guarantees
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2017 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€13,259	€13,259	€—	€—	€—

Our purchase obligations represent minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
Lease commitments
We have contractual obligations in the form of operating leases for office space and related office equipment. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis over the lease term. Lease obligations expire at various dates through 2038. For the years ended December 31, 2015, 2016 and 2017, our rental expense was €3.3 million, €4.6 million and €4.8 million, respectively.
Currently recognized on our balance sheet as of December 31, 2017 is an asset retirement obligation of €1.0 million related to our main headquarters located in Düsseldorf, Germany.
We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

The following table presents our estimated future minimum rental payments under operating leases with noncancelable lease terms that expire after December 31, 2017:

Year ending December 31, (in thousands)
2018	€7,461
2019	9,717
2020	8,299
2021	8,120
2022	7,639
2023 and thereafter	32,188
Total	€73,424
Legal proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters.
The Australian Competition and Consumer Commission, or ACCC, has requested information and documents from us relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. The matter is in its early stages, and we are unable to estimate its potential effect on our financial position and results of operations.
trivago N.V. and certain of its management board members are the subject of two purported class actions, filed in the United States District Court for the Southern District of New York following the announcement by the U.K. Competition and Markets Authority of its industry-wide investigation into online hotel booking sites, asserting claims under the Exchange Act and the Securities Act on behalf of persons who purchased or otherwise acquired trivago’s American Depositary Receipts pursuant and/or traceable to the registration statement and prospectus issued in connection with our IPO on or about December 16, 2016 and/or on the open market between December 16, 2016 and October 27, 2017. One of the complaints also named underwriters of our IPO as defendants. On January 22, 2018, the court appointed the lead plaintiff and lead counsel in the actions, and they now have the opportunity to file an amended complaint. The matter is in its early stages, and we are unable to estimate its potential effect on our financial position and results of operations.

17.Related party transactions
Relationship with Expedia, Inc.
We have commercial relationships with Expedia and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif, HomeAway and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. Related-party revenue from Expedia of €194.2 million, €268.2 million and €367.6 million for the years ended December 31, 2015, 2016 and 2017, respectively, primarily consists of click through fees and other advertising services provided to Expedia and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 39%, 36% and 36% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

Our operating expenses include a related-party shared services fee, of €2.8 million, €4.2 million and €0.5 million for the years ended December 31, 2015, 2016 and 2017, respectively. This shared service fee is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and includes an allocation of employee compensation within these functions. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity. During 2017 a significant portion are now incurred directly by trivago.
The related party trade receivable balances with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2016 and 2017 were €16.5 million and €38.6 million. The increase in related party receivables was driven by a standardization of related party payment terms, which delayed our receipt of related party revenue until after month-end close.
Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia.
On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized €20.0 million under our credit facility and subsequently repaid all obligations outstanding. We did not utilize the credit facility during the year ended December 31, 2017.
On July 23, 2015, we entered into an agreement to design and build our new headquarters building in Düsseldorf, Germany. As part of that agreement, Expedia had guaranteed certain payments due by trivago under the contract . The guarantee by Expedia ended upon receipt of a bank guarantee by trivago, which we obtained in July 2017. As of December 31, 2017 there no longer is a guarantee by Expedia for certain payments made by us related to our new headquarters.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2015, 2016 and 2017, we paid Expedia €21 thousand, €21 thousand and €68 thousand, respectively, for these data hosting services
Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. We have not incurred material expenses under this agreement.

18.Segment information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. The change from one to three reportable segments was the result of a shift in the Company’s focus on managing the business to reflect unique market opportunities and competitive dynamics inherent in our business within each of our operating segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile,

Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment represents all regions outside of the Americas and Developed Europe. The top countries by revenue in the Rest of World segment include Australia, Japan, India, New Zealand and Hong Kong.
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
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, as well as share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliation below.
The following tables present our segment information for the years ended December 31, 2015, 2016 and 2017. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2015
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€259,568	€171,910	€58,762	€—	€490,240
Other revenue	—	—	—	2,843	2,843
Total revenue	259,568	171,910	58,762	2,843	493,083
Advertising spend	194,886	169,415	67,872	—	432,173
ROAS contribution	€64,682	€2,495	€(9,110)	€2,843	€60,910
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,946
Other selling and marketing(1)					29,046
Technology and content					28,693
General and administrative, including related party shared service fee					18,065
Amortization of intangible assets					30,030
Operating income (loss)					(47,870)
Other income (expense)
Interest expense					(147)
Other, net					(2,667)
Total other income (expense), net					(2,814)
Income (loss) before income taxes					(50,684)
Provision for income taxes					(11,318)
Net loss					€(39,366)

(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

	Year Ended December 31, 2016
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€348,909	€286,398	€110,517	€—	€745,824
Other revenue	—	—	—	8,345	8,345
Total revenue	348,909	286,398	110,517	8,345	754,169
Advertising spend	257,471	243,176	122,805	—	623,452
ROAS contribution	€91,438	€43,222	€(12,288)	€8,345	€130,717
Costs and expenses:
Cost of revenue, including related party, excluding amortization					4,273
Other selling and marketing(1)					49,772
Technology and content					51,658
General and administrative, including related party shared service fee					55,602
Amortization of intangible assets					13,857
Operating income (loss)					(44,445)
Other income (expense)
Interest expense					(137)
Other, net					(139)
Total other income (expense), net					(276)
Income (loss) before income taxes					(44,721)
Provision for income taxes					6,670
Net loss					€(51,391)

(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

	Year Ended December 31, 2017
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€424,993	€391,667	€203,673	€—	€1,020,333
Other revenue	—	—	—	15,050	15,050
Total revenue	424,993	391,667	203,673	15,050	1,035,383
Advertising spend	324,487	338,072	222,126	—	884,685
ROAS contribution	€100,506	€53,595	€(18,453)	€15,050	€150,698
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,930
Other selling and marketing(1)					62,240
Technology and content					52,232
General and administrative, including related party shared service fee					47,444
Amortization of intangible assets					3,220
Operating income (loss)					(20,368)
Other income (expense)
Interest expense					(44)
Gain on deconsolidation of subsidiaries					2,007
Other, net					592
Total other income (expense), net					2,555
Income (loss) before income taxes					(17,813)
Provision for income taxes					(4,764)
Net loss					€(13,049)

(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2015, 2016 and 2017. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated based upon the location of the customer using the service.

	Year ended December 31,
(in thousands)	2015	2016	2017
Total Revenues
United States	€128,891	€199,423	€255,501
United Kingdom	61,541	86,745	108,080
Germany	67,470	76,599	85,308
Australia	17,655	30,820	50,623
Canada	23,156	33,112	40,648
Italy	26,394	31,272	37,677
Spain	29,206	37,715	36,757
All other countries	138,770	258,483	420,789
	€493,083	€754,169	€1,035,383

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2016 and 2017:

(in thousands)	Years ended December 31,
	2016	2017
Property and equipment, net:
Germany	€46,098	€112,707
All other countries	764	1,764
	€46,862	€114,471

19.Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(in thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2015
Allowance for doubtful accounts	€661	€241	€(651)	€251
2016
Allowance for doubtful accounts	251	1,749	(1,848)	152
2017
Allowance for doubtful accounts	152	2,275	(2,196)	231

20.Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, options exercised resulted in share issuance of 61,914 Class A shares.