Form 20-F
period 2018-12-31
trivago N.V.
filed 2019-03-06
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
Kesselstrasse 5 - 7, 40221 Düsseldorf, Federal Republic of Germany
(Address of principal executive offices)
Rolf Schrömgens, +49 211 3876840000, Kesselstrasse 5 - 7, 40221 Düsseldorf, Federal Republic of Germany
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
42,559,884 Class A shares
308,687,967 Class B shares
(as of December 31, 2018)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes   ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a "large accelerated filer," an "accelerated filer," a "non-accelerated filer" or an "emerging growth company."
Large accelerated filer  ☐       Accelerated filer  ☒       Non-accelerated filer  ☐       Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
We have historically conducted our business through trivago GmbH, and therefore our historical financial statements prior to our initial public offering, or IPO, present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our IPO, trivago N.V. became the holding company of trivago GmbH, and the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V. On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. We refer to such merger as the cross-border merger. Pursuant to the cross-border merger, Messrs. Schrömgens, Vinnemeier and Siewert (whom we collectively refer to as our Founders) exchanged all of their units of trivago GmbH remaining after our pre-IPO corporate reorganization for Class B shares of trivago N.V.
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

•	our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;

•	our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;

•	factors that contribute to our period-over-period volatility in our financial condition and result of operations;

•	our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;

•	the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;

•	the effectiveness of our measures to increase advertiser diversity on our marketplace;

•	increasing competition and consolidation in our industry;

•	our focus on hotel and other accommodations if users expect other services;

•	our ability to innovate and provide tools and services that are useful to our users and advertisers;

•	our dependence on relationships with third parties to provide us consumer reviews;

•	our reliance on search engines, which may change their business models or algorithms;

•	changes to and our compliance with applicable laws, rules and regulations;

•	the impact of any legal and regulatory proceedings to which we are or may become subject;

•	potential disruptions in the operation of our systems, security breaches and data protection; and

•	impacts from our operating globally.
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
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18 Financial statements” and the information we provide in “Item 5 Operating and financial review and prospects.” For fiscal years ended December 31, 2014, 2015 and 2016, refer to our previously filed annual reports on Form 20-F. Our financial statements are prepared in accordance with U.S. GAAP.

Statement of operations data

(in thousands, except per share data)	Year ended December 31,
	2014	2015	2016	2017	2018
Consolidated statement of operations:
Revenue	€209,137	€298,842	€485,942	€667,802	€583,395
Revenue from related party	100,195	194,241	268,227	367,581	331,421
Total revenue	309,332	493,083	754,169	1,035,383	914,816
Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(3)	1,443	2,946	4,273	5,930	5,435
Selling and marketing(1)(3)(6)	286,234	461,219	673,224	946,925	805,633
Technology and content, including related party (1)(2)(3)	15,388	28,693	51,658	52,232	66,904
General and administrative, including related party (1)(2)(3)	6,536	18,065	55,602	47,444	54,326
Amortization of intangible assets(2)	30,025	30,030	13,857	3,220	1,684
Operating loss	(30,294)	(47,870)	(44,445)	(20,368)	(19,166)
Other income (expense):
Interest expense	(11)	(147)	(137)	(44)	(1,839)
Gain on deconsolidation of entity	—	—	—	2,007	—
Other, net	(1,435)	(2,667)	(139)	592	539
Total other income (expense), net	(1,446)	(2,814)	(276)	2,555	(1,300)
Income/(loss) before income taxes	(31,740)	(50,684)	(44,721)	(17,813)	(20,466)
Expense/(benefit) for income taxes	(8,644)	(11,318)	6,670	(4,764)	1,086
Income/(loss) before equity method investment	(23,096)	(39,366)	(51,391)	(13,049)	(21,552)
Income from equity method investment	—	—	—	—	63
Net loss	(23,096)	(39,366)	(51,391)	(13,049)	(21,489)
Net loss attributable to noncontrolling interests	—	239	710	568	—
Net loss attributable to trivago N.V.	€(23,096)	€(39,127)	€(50,681)	€(12,481)	€(21,489)

Earnings per share attributable to trivago N.V. available to common stockholders(4)
Basic and diluted			€0.00	€(0.05)	€(0.06)
Shares used in computing earnings per share(4)
Basic and diluted			237,811	274,666	350,852

Key performance indicator:
Adjusted EBITDA(5)	€3,513	€(1,062)	€28,217	€6,679	€14,590

(1) Includes share-based compensation as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016(a)	2017	2018
Cost of revenue	€—	€238	€737	€115	€184
Selling and marketing	1,052	3,360	10,913	3,514	3,273
Technology and content, net of capitalized internal-use software and website development costs	1,207	4,545	15,816	3,614	5,260
General and administrative	€123	5,986	26,256	8,782	11,985
(a) Share-based compensation expense is primarily attributable to liability award accounting treatment for share-based awards granted in prior periods, see Note 10—Share-based awards and other equity instruments in the notes to our consolidated financial statements.

(2) Includes amortization as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016	2017	2018
Amortization of Internal use software and website development costs included in technology and content	€191	€475	€1,410	€1,742	€2,214
Amortization of Internal use software costs included in general and administrative	€0	—	—	408	785
Amortization of acquired technology included in amortization of intangible assets	€19,927	19,927	3,750	59	278

(3) Includes related party expense as follows:

	Year ended December 31,
(in thousands)	2014	2015	2016	2017	2018
Cost of revenue	€—	€—	€—	€68	€59
Selling and marketing	—	—	—	—	42
Technology and content	—	—	—	361	700
General and administrative	1,506	3,015	5,128	109	9

(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from December 16, 2016 to December 31, 2016, the period following the capitalization of the parent company and IPO, and for the period from January 1, 2017 to December 31, 2018 (see Note 14—Earnings per share).
(5) We define adjusted EBITDA as net loss plus: (1) income/(loss) from equity method investment (2) expense (benefit) for income taxes; (3) total other income (expense), net; (4) depreciation of property and equipment, including amortization of internal use software and website development; (5) amortization of intangible assets; and (6) share-based compensation.
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
(6) Includes €1.0 million of selling and marketing expense for the year ended December 31, 2018 that was not included in our unaudited results for the fourth quarter ended December 31, 2018.

We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Year ended December 31,
(in thousands) (unaudited)	2014	2015	2016	2017	2018
Net loss	€(23,096)	€(39,366)	€(51,391)	€(13,049)	€(21,489)
Income from equity method investment	—	—	—	—	63
Loss before equity method investment	(23,096)	(39,366)	(51,391)	(13,049)	(21,552)
Expense (benefit) for income taxes	(8,644)	(11,318)	6,670	(4,764)	1,086
Loss before income taxes	(31,740)	(50,684)	(44,721)	(17,813)	(20,466)
Add/(less):
Interest expense	11	147	137	44	1,839
Gain on deconsolidation of entity	—	—	—	(2,007)	0
Other, net(i)	1,435	2,667	139	(592)	(539)
Operating loss	(30,294)	(47,870)	(44,445)	(20,368)	(19,166)
Add:
Depreciation (property and equipment, internal-use software and website development)	1,400	2,649	5,083	7,802	11,370
Amortization of intangible assets	30,025	30,030	13,857	3,220	1,684
EBITDA	1,131	(15,191)	(25,505)	(9,346)	(6,112)
Add:
Share-based compensation	2,382	14,129	53,722	16,025	20,702
Adjusted EBITDA	€3,513	€(1,062)	€28,217	€6,679	€14,590
(i) Consists primarily of foreign exchange gain/loss in the years ended December 31, 2014, 2015, 2016, 2017 and 2018, the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia Group, Inc. (formerly Expedia, Inc.), income from American Depositary Shares offset by custodial fees related to American Depositary Shares in 2017 and 2018, income from the canteen of our corporate headquarters in 2018, government subsidies for research and development activities in 2017 and 2018, and and rent income for office subleases in 2018.

Balance sheet data
The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(in thousands)	2014	2015	2016	2017	2018
Cash and cash equivalents	€6,142	€17,556	€227,298	€190,201	€161,871
Total assets	750,798	760,255	1,007,246	1,078,454	1,095,543
Total current liabilities	15,975	72,009	61,103	78,387	60,921
Net assets	664,568	624,356	854,071	853,975	853,583
Retained earnings (accumulated deficit)	(90,029)	(129,156)	(179,837)	(192,318)	(213,664)
Total stockholders' equity	€664,568	622,280	654,258	853,975	853,583

As of December 31, 2018, we had American Depositary Shares, or ADSs, representing 42,559,884 Class A shares outstanding and 308,687,967 Class B shares outstanding. Prior to our corporate reorganization in connection with our IPO, we operated as trivago GmbH, a limited liability company formed under the laws of the Federal Republic of Germany. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights and economic rights of a trivago GmbH Class A unit. The subscribed capital of trivago GmbH as of December 31, 2014 and 2015 was €0.04 million and €0.05 million, and the issued capital of trivago N.V. as of December 31, 2016, 2017 and 2018 was €127.2 million, €193.7 million and €187.8 million, respectively.
Selected consolidated cash flow statement data
The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(in thousands)	2014	2015	2016	2017	2018
Cash provided by (used in):
Operating activities	€630	€(831)	€31,346	€(8,521)	€(4,584)
Investing activities	(4,623)	(6,510)	(8,995)	(18,286)	(24,145)
Financing activities	1,039	18,971	187,644	(7,216)	161
Effect of exchange rate changes on cash	€105	(32)	(54)	(1,259)	(24)

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risks that we face and that are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special note regarding forward-looking statements” above.
Risks related to our industry and business
We may not be able to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
We achieved positive net income in the second half of 2018 by making significant reductions in our Advertising Spend to adapt to the changing dynamics on our marketplace. These reductions resulted in a decline in revenue for the year 2018 compared to 2017. We expect to continue to report declines in revenue until comparable prior periods also include the impact on revenue from reductions in our Advertising Spend. After these reductions are also reflected in our prior-period financial results, we believe the degree to which we are able to return to revenue growth without reducing our profits or incurring losses will be an important factor in how our business will be valued by the market. We may not be able to increase our revenue in future periods without reducing our profits or incurring losses, or our revenue may decline even when we are unprofitable. This may occur for any number of reasons, and may reflect:

•
declines in the emphasis that our advertisers wish to place on our hotel metasearch as an advertising channel, particularly as we increasingly compete with them for traffic on other advertising channels, including on television and in auctions for search engine keywords (including bidding for trivago-related keywords);

•
possible reductions in the marginal returns from our Advertising Spend reflecting changes in the effectiveness of our advertising over time, and our brand awareness in light of the strategies of our competitors as they may choose to increase their Advertising Spend;

•	the possibility that our advertisers prioritize profitability over of traffic growth when they set their return-on-investment targets for their spend on our marketplace;

•
a slowdown or reduction in our ability to attract and retain users in an increasingly competitive environment, or a loss of users for other reasons, such as a failure to deliver satisfactory search results, transaction experiences or high-quality services;

•	the maturation of our business such that future growth rates could be muted unless we reduce our profits or incur losses from increased Advertising Spend;

•	the emergence of alternative business models and new competitors; and

•	slowing growth of the overall online hotel search market, for example, as a result of market saturation in more mature markets or deteriorating general or local economic conditions.
In any event, we do not expect our revenue growth rate in coming years to be as high as those we experienced in years prior to 2017 and, accordingly, we expect the variability, cyclicality and seasonality in our business to continue to be more pronounced or at least more apparent. This may result in greater fluctuations of our revenue, cash flows, results of operations and other key performance measures from period to period or among segments, and may affect the price of our ADSs and increase their trading volatility. In addition, our revenue may not increase at the same rate as in years prior to 2018 or at all. If our revenue continues to decline, our business, results of operations, financial condition and prospects may be adversely affected, and the price of our ADSs may decline.

We derive a large portion of our revenue from a relatively small number of advertisers. A reduction in spending or any change in their bidding strategy by one or more of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing for click-based advertising depends, in part, on competition among advertisers on our marketplace, with advertisers that pay higher CPCs generally receiving better advertising placement and more referrals from us. Although we aim to improve advertiser diversification and competition on our marketplace in the long term, we continue to generate the great majority of our revenue from our largest online travel agency, or OTA, advertisers. For the years ended December 31, 2016, 2017 and 2018, we generated 43%, 44% and 39% of our total revenue, respectively, from Booking Holdings (formerly, The Priceline Group), including its affiliated brands Booking.com and Agoda. Brands affiliated with our majority shareholder, Expedia Group, Inc., or, together with its subsidiaries, Expedia Group, accounted for 36% of our total revenue for each of the years ended December 31, 2016, 2017 and 2018, respectively.
Our ability to grow revenue from our existing advertisers, whether large or not, is dependent to a significant extent on our ability to maintain and diversify our relationships with them. Advertisers are likely to reduce their advertising on our platform or cease it altogether if their Advertising Spend does not generate referrals, customers, bookings or revenue and profit for them on a basis they deem to be cost-effective. Advertisers may reduce or cease their advertising on our platforms for reasons not related to the value we can deliver to them, such as a weakening of their own financial or business conditions or external economic effects. The loss of any of our major advertisers, including Booking Holdings, Expedia Group or their affiliated brands, on some or all of our platforms, or a reduction in the amount they spend, could result in significant decreases in our revenue and profit, as well as an increase in credit losses if such advertisers or affiliated brands fail to pay us, and could have a material adverse effect on our business, results of operations, financial condition and prospects.
Even if we improve our product and deliver value to our advertisers, the fact that a significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit them, depending on marketplace dynamics, to adjust their CPC bids and obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. This can occur if one or more advertisers with sufficient market share to influence our aggregate CPC levels change their return-on-investment targets for their spend on our marketplace. We believe that, in 2018, changes in our advertisers' return-on-investment targets negatively affected our share of the overall booking revenue generated by them from referrals on our platform and negatively impacted our Referral Revenue levels. Our advertisers may also change their CPC bidding on our marketplace in response to changes we may make to our sorting and ranking algorithm, which may, in turn, negatively impact our revenue levels and profitability. This appeared to be the case in the fourth quarter of 2017 when some of our largest advertisers tested their landing pages in response to a new version of the relevance assessment, which reflects our assessment of the quality of users' experience after clicking out to an advertiser from our website and functions as an adjustment to advertisers’ CPC bids in our marketplace auction process. This could also be the case in the future if we make further changes to the relevance assessment or decide, as a result of discussions with our advertisers, to eliminate it entirely.
Our advertisers may also change their bidding strategies on our marketplace to maximize the effectiveness of their spend on other marketing channels, particularly in auctions for search engine keywords on Google. We regularly compete with our advertisers on these marketing channels and adjust our spending on those channels based on trends we see in our results. If changes in large advertisers’ strategies on our marketplace cause us to spend significantly less on these marketing channels, we would also generate fewer Qualified Referrals and, as a result, our revenue and results of operations would be adversely affected. Such advertisers may also experience improvements in their competitiveness on such other channels, providing them with additional financial benefits from pursuing such a strategy.

If we are unable to increase the diversity of our advertiser base, we will continue to be subject to the risks that advertiser concentration could lead to the adverse effects described above. The manifestation of any of these risks is likely to have a material adverse effect on our business, results of operations, financial condition and prospects.
We are subject to a number of factors that contribute to significant period-to-period volatility in our financial condition and results of operations. These factors have impacted and may continue to negatively impact our ability to meet the financial guidance that we communicate to the market.
Our financial condition and results of operations have varied and may continue to vary considerably from period to period. This was reflected in the quarter-to-quarter changes in our profitability in 2018, the decline in revenue that we experienced in 2018 and the rapid slowdown in revenue growth that we experienced in the second half of 2017. We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Resulting changes in Referral Revenue, especially as a result of changes in CPC bidding levels by our largest advertisers, can result in our not having enough time to pull back our Advertising Spend, particularly on television, quickly enough to respond to the speed of the change in revenue levels. As we spend the great majority of our revenue on advertising, such a failure to pull back Advertising Spend quickly enough can have a rapid and significant adverse effect on our profitability and results of operations.
In addition, almost all of our agreements with OTAs, hotel chains and independent hotels may be terminated at will or upon three to seven days’ prior notice by either party. As a result, the financial guidance that we provide is subject to significant uncertainty, especially when the factors above are considered together with other trends, such as changing foreign exchange rates, user demand for travel services, regional and global economic conditions and other external factors that may impact our users’ discretionary spending. These fluctuations and any resulting inability to meet financial guidance may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are dependent on general economic conditions, and declines in travel or discretionary spending generally could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal and business discretionary spending levels. Demand for travel services tends to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Events and developments that cause deteriorations in economic conditions on a national, regional or global level, or are perceived as likely to lead to such deteriorations, can quickly affect our business. In particular, our financial results may be adversely impacted by economic uncertainty arising from continued uncertainty relating to the United Kingdom’s anticipated withdrawal from the European Union, or Brexit. Conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), unemployment rates, direct or indirect taxes, fuel prices or other costs of living, may lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. International travel may also be affected by changes in exchange rates among significant origin and destination countries.
Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services. They can also cause advertisers to become financially distressed, insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to maintain and increase brand awareness in order to improve our financial performance and return to revenue growth is dependent on the effectiveness of our Advertising Spend. Increased competition, or inadequate or ineffective innovation in and execution of our advertising could harm our business and negatively affect our financial condition and results of operations.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of users of our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we are required to spend considerable amounts of money and other resources to preserve and increase our brand awareness . Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may be unable to successfully maintain or enhance the strength of our brand.
In recent years, we have engaged in successful broad-reaching TV marketing campaigns. We expect to continue to invest in TV marketing campaigns, including in geographies where our brand is less well known. As we make these investments, we may observe increasing prices in light of increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users. In addition, our advertising efforts may become less cost-effective or less efficient than they have been historically.
In order to maintain or increase the effectiveness of our TV advertisements, we may need to develop new creative concepts in our advertisements, and these advertisements may not be as effective in terms of Return on Advertising Spend as those we have used in the past.
In addition, our competitors may increase their spending on advertisement campaigns, which could cause the marginal returns on our advertisements to decline. This may occur even if we make substantial investments in innovative technologies and concepts in our advertising. Increased Advertising Spend by our competitors could also result in significant increases in the pricing of one or more of our marketing and advertising channels, which could increase our costs for advertising (which already consume most of our revenue) or cause us to choose less costly but less effective marketing and advertising channels.
TV advertising accounts for a large percentage of our Advertising Spend, and often has higher costs than other channels. Our marginal returns from TV advertising may also be negatively affected over time by declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. If TV advertising becomes less effective or if we experience diminishing returns from TV advertising overall or in key markets, we may instead invest in other, more expensive channels, which may not be as successful. In order to maintain our brand awareness, we may also need to invest in new advertising formats, such as online video, with which we have less experience. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are currently taking steps to increase advertiser diversity on our marketplace. If these measures are unsuccessful and we are unable to integrate additional inventory to our platform, or to successfully monetize that inventory, our financial performance could be materially adversely affected.
We continue to take steps to increase advertiser diversity on our marketplace, including increasing the representation of new advertisers in our marketplace and integrating the vacation rental and private apartment inventory of HomeAway, Inc., or HomeAway, and other advertisers onto our search platform. We aim to integrate additional inventory of alternative accommodation going forward. Increasing the representation of additional advertisers on our platform requires large, skilled, multi-lingual sales teams that will continue to be substantially smaller and less experienced than the advertising teams of many of our competitors. In the case of vacation rentals, we face challenges in integrating alternative accommodations into our platform since those properties have attributes substantially different from hotel rooms, our traditional area of focus. In addition, the online vacation rental market is rapidly evolving, and if we fail to predict the manner in which that market develops or if large vacation rental providers are able to acquire a larger share of the alternative accommodation market at our expense, our financial performance may be harmed.
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
Increasing competition and consolidation in our industry could result in a decrease in the amount and types of hotel and other accommodation information we display, the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor and Google Hotel Ads, locally focused metasearch engines, such as Qunar, OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and HomeAway, and other hotel websites, have been in existence longer, may have larger user bases, may have a wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Metasearch websites, particularly Google Hotel Ads, are also expanding globally, are becoming increasingly competitive and are, in some cases, adopting strategies and developing technologies and websites that are very similar to ours. Competition could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.
In addition, many of these competitors may be able to devote significantly greater resources to marketing and promotional campaigns; attracting and retaining key employees; securing participation of hotels and access to hotel information, including proprietary or exclusive content; website and systems development; research and development; and enhancing the speed at which their services return user search results. Our competitors may also be able to adjust their marketing spend more quickly or allocate it more efficiently than we can or improve their product more quickly and effectively, especially since they have more complete information about their users than we do about ours. Many of these competitors may also offer user incentives, such as loyalty points or priority access to services, which may not be available if users book through third-party sites or services. Some of our competitors continue to conduct advertising campaigns expressly designed to drive consumer traffic directly to their websites. Furthermore, certain alternative accommodation and OTA websites have added other travel services, such as tours, activities, hotel and flight bookings, any of which could further extend their reach into the travel market.
As a result, competition and consolidation, individually or in the aggregate, could result in higher traffic acquisition costs, reduced operating margins, loss of market share, reduced user traffic to our websites and reduced advertising by OTAs and hotels on our websites, which could have an adverse impact on our CPCs. This, in turn, may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, competition and consolidation among our advertisers may cause some of them to have financial difficulties, default on or materially delay their obligations to pay us for services we have already provided or become insolvent. As a result, we may not be able to compete successfully against current and future competitors, and competition and/or consolidation among advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have chosen to focus exclusively on providing search services for hotels and other types of accommodation. If users expect to be able to book other services when they book accommodation, they may choose to utilize the websites of our competitors rather than ours, which would negatively impact our financial condition and results of operations.
We are focused exclusively on helping users find their ideal hotel room, with an increasing focus on other types of accommodation. Because we believe this focus will help us develop a platform that displays hotels that match individual users’ ideal hotel characteristics, we have decided that our search engine should not cover services that are outside our core area of focus. As a result, users cannot use our platform to book air travel, rental cars, tours, cruises and other services with our advertisers, while they can book or otherwise obtain information about at least some of these services on the websites of nearly all of our major competitors. If we are unable to provide users with information they deem useful, or our competitors are able to provide more attractive offers for accommodation coupled with attractive offers for other services, or our users demand to see more comprehensive offers akin to those of our competitors, we may not realize the anticipated benefits of this strategy, which could negatively impact our competitiveness, financial condition and results of operations.
If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and a broad range of offers across price ranges. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. Although we maintain a very large searchable database of hotels from around the world, we do not have relationships with some significant potential advertisers, including some major hotel chains, many independent hotels, smaller chains and certain large providers of alternative accommodations. In addition, consolidation among advertisers, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel. The loss of existing relationships with advertisers, our inability to continue to add new ones, including providers of alternative accommodations or the decision by one or more advertisers to deactivate part or all of their of their inventories in one or more geographical regions, may reduce the comprehensiveness of our search results, which could reduce user confidence in the search results we provide, making us less popular and could, because there are fewer offers made on our marketplace, enable advertisers to bid less for offers.
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
One of our product features depends, in part, on our relationship with third parties to provide us with consumer reviews.
Certain third parties provide us with consumer reviews that we provide to our users along with our proprietary rating score. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect our users’ perception of the value of our product and our reputation.

The measures we are implementing that are designed to maximize the lifetime value of our users may not generate the long-term financial benefits that we anticipate.
We continue to implement measures that are designed to focus less on the click-based revenue generated by our users in each session and more on the booking value that our users generate for our advertisers over multiple sessions (or over the "lifetime" of the user). These measures include, on the one hand, changes to how we make decisions about allocating Advertising Spend to our performance marketing campaigns by tracking how likely a user that comes to us from a channel is to book a hotel with an advertiser (which we refer to our "attribution model"). On the other hand, these measures involve enhancements to our site that encourage users to spend more time exploring and interacting with our site and its features before being referred to one of our advertisers.
Although we aim for these measures to have a long-term positive effect on our profitability and revenue by focusing on traffic quality instead of volume, they may not produce the long-term financial benefits that we expect. We rely on assumptions, estimates and test data to determine whether these changes to our product and Advertising Spend are effective, particularly in terms of booking conversion. In particular, we assume that our advertisers will ultimately be willing to pay more for referrals that are more likely, in our view, to lead to a completed booking. However, this assumes that our definition of value matches that of our advertisers, who may instead perceive value in referrals that do not result in an immediate hotel booking but have the potential to deliver repeat users of their websites in the future. If our advertisers do not perceive added value for them from enhancements we make, they may be unwilling to pay us more after we have introduced these enhancements, in which case our user growth, business and our results of operations could be negatively impacted.
In addition, while we expect these initiatives may lead to short to medium-term reductions in our revenue and profitability, the extent of these effects is difficult to predict, and the initiatives could cause revenue to grow more slowly than we anticipate or lead to revenue declines, and could lead to losses. They may also lead to increased volatility in our quarterly results.
We rely on assumptions, estimates and data to make decisions about our business, and any inaccuracies in, or misinterpretation of, such information could negatively impact our business.
We take a data-driven, testing-based approach to managing our business, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to the internal data we track enables us to improve our platform and make decisions about allocating marketing spend and ultimately convert any improvements into increased revenue. While the internal data we use to judge the effectiveness of changes to our platform and to make improvements to our attribution model are based on what we believe to be reasonable assumptions and estimates, our internal tools are not independently verified by a third party and have a number of limitations. We only have access to limited information about user behavior compared to many of our competitors that in many cases can record detailed information about users who log onto their websites or who complete a booking or other transaction with them. Although we aim to increase how often our users log in to our site, our efforts in this respect are only in their early stages.
In addition, our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use cookies and browser extensions to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In particular, users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. At least one major browser has introduced extensive privacy features, including the imposition of a strict time limit on tracking tools' lifespans. Any of these developments may inhibit our ability to use cookies to better understand and track our users’ preferences to improve our platform, to optimize our marketing campaigns and our advertisers’ campaigns and to detect and prevent fraudulent activities. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Furthermore, our or our advertisers’ methodologies for tracking this information may change over time.

If the internal tools we use to judge the effectiveness of changes to our platform produce or are based on information that is incomplete or inaccurate, or we do not have access to important information, or if we are not sufficiently rigorous in our analysis of that information, or if such information is the result of algorithm or other technical or methodological errors, the decisions we make relating to our website, marketplace and allocation of marketing spend may not result in the positive effects in terms of profitability, revenue and user experience that we expect, which may negatively impact our business, results of operations, financial condition and prospects.
We rely on search engines, which may change their business models or search engine algorithms in ways that could have a negative impact on our business, financial performance and prospects.
We use Bing, Google, Naver, Yahoo! and other Internet search engines to generate traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
To the extent that Google or other leading search or metasearch engines that have a significant presence in our key markets, disintermediate OTAs or travel content providers, whether by offering their own comprehensive travel planning or shopping capabilities, or by referring leads to suppliers, other favored partners or themselves directly, there could be a material adverse impact on our business and financial performance. In particular, Google appears to continue to direct an increasing amount of traffic to its own hotel search platform (which it refers to as “Hotel Ads”) at the expense of traditional keyword auctions. We purchase hotel-related keywords on Google to obtain a significant amount of traffic. The introduction of Hotel Ads may have a negative impact on the attractiveness of our brand in these auctions. In addition, we have introduced Hotel Ads as a marketing channel in some markets. Our placement in Hotel Ads’ results is dependent on factors used by its algorithm to rank and display our offers, resulting in dynamics significantly different from search engine marketing in the form that we are currently familiar with. This may present a challenge since we may have significantly less flexibility to direct traffic to our website using that platform compared to traditional hotel-related keyword advertising. In addition, our major advertisers might not be amenable in some cases to our using their inventory to compete with them on Hotel Ads, which may present a further difficulty if Google continues to direct traffic in this manner.
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
Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to hotels, the Internet and online commerce, Internet advertising, presentation of online offers, consumer protection, anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. Regulatory authorities or courts could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us (including imposing financial penalties and restricting our conduct going forward) if our practices were found not to comply with applicable legal, regulatory or licensing requirements or any binding interpretation of such requirements. Changes we might be required to make to our practices as a result of regulatory or judicial action, could decrease demand for our services, limit marketing methods and capabilities available to us, affect our margins and increase our costs.
Regulators continue to increase their focus on the consumer facing business practices of companies active in the Internet search sector, in particular with respect to the providers of online travel search and booking services. A number of regulators in various countries have been investigating marketing and selling practices in the sector generally as well as of individual companies. For example, the U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA questioned under U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings provide for an implementation period of six months and resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding that our practices violated U.K. law. In addition, on December 12, 2018, the German Federal Cartel Office (Bundeskartellamt) published its draft report for consultation relating to its sector inquiry focused on the consumer facing practices of online price comparison websites active in the travel, insurance, financial services, telecommunications and energy sectors in Germany, covering topics such as rankings, financing, corporate links, reviews, availability and relevant market coverage. The German Federal Cartel Office has invited comments on its draft report and is now considering these comments with the finalization of the report expected to occur soon. While the German Federal Cartel Office’s draft report acknowledged the importance to consumers of comparison platforms, it also identified certain areas in which the disclosure and display practices of market participants generally could be improved. Should changes in our business practices or those prevalent in our sector brought about by this regulatory attention or by the Australian litigation referenced below reduce the attractiveness, competitiveness or functionality of our platform and the services we offer, or should our reputation or that of our sector suffer, or should we have to pay substantial amounts in respect or as a result of any such regulatory action or proceeding, our business, results of operations, financial condition and prospects could be adversely affected.
In addition, many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities. For example, in the European Union there is an ongoing revision of EU consumer directives ("A New Deal for Consumers"), and the European Union is considering a proposal for a regulation of the European Parliament and of the Council for business users of online intermediary services (the P2B Regulation). There also are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from, transmitted over or displayed on the Internet, display of certain taxes, charges and fees, online editorial, user-generated or other third-party content, user or other third-party privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for additional or more complex consumer protection laws and higher levels of regulatory review and enforcement activities, which may impose additional burdens, costs or limitations on online businesses generally.

Also, following the U.K. Brexit vote, it may be the case that regulations and policies in the United Kingdom may diverge from those of the European Union, following the United Kingdom’s withdrawal from the European Union, possibly giving rise to greater regulatory complexity and additional compliance costs.
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
Increasing enforcement of international trade and anti-corruption regulations could affect our ability to remain in compliance with such regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Control, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions restrict transactions involving designated foreign countries and territories, including the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria, as well as certain specifically targeted individuals and entities. We believe that our activities comply with applicable OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As regulations are amended and the interpretation of those regulations evolves, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event that our controls should fail or are found to be not in compliance for other reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties, litigation and damage to our reputation and the value of our brand.
Litigation could distract management, increase our expenses or subject us to material monetary damages and other remedies.
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us, alleging breaches of Australian consumer law relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our Australian strike-through pricing practice. An outcome adverse to us in this matter could have a material adverse effect on our business, results of operations, financial condition and prospects.
We could also become involved from time to time in various other legal proceedings, including, but not limited to, actions relating to breach of contract, consumer protection matters and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether the litigation described above or any other claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. Outcomes adverse to us in any legal proceedings could have a material adverse effect on our business, results of operations, financial condition and prospects. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation and brand, which in turn could adversely affect our business, results of operations, financial condition and prospects.
Companies in the Internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. We are currently subject to several claims and may be subject to future claims relating to intellectual property rights. As we operate a global business, we may be subject to intellectual property claims by third parties. We intend to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time-consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our agreements with hotels, OTAs and other partners require us to indemnify these entities against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
We cannot guarantee that our existing security measures will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems could improperly obtain user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type of attacks on our system, which have made portions of our website unavailable for periods of time. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website or apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as the tools and techniques used in these types of attacks become more advanced. The new European data protection laws (described in detail below), introduce mandatory breach reporting to regulators and individuals across Europe. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.
We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are increasingly concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory or criminal penalties and sanctions as well as civil litigation. We currently provide users with the functionality to book directly with certain hotels, by completing a form on our website which enables users’ details to be transferred directly to the hotel’s booking forms. In connection with facilitating these transactions, we receive and store certain personally identifiable information, including credit card information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of the EU’s General Data Protection Regulation 2016/679, or GDPR, which has been in effect since May 25, 2018, and of national GDPR implementation acts on an EU member state level. In particular, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A considerable number of our service providers and hotels operate in such jurisdictions. There are recent regulatory concerns about certain measures that can be used to validate such data export, as well as litigation challenging some of the mechanisms for adequate data transfer (i.e., the standard contractual clauses and the EU-US Privacy Shield). We could be impacted by changes in law as a result of the current challenges to these mechanisms by regulators and in the European courts which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation, business, results of operations, financial condition and prospects.
Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information that is collected, processed and transmitted in or from the governing jurisdiction.

Since we collect, process and transmit personally identifiable information in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We are in particular affected by the GDPR. The GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with offering goods or services to individuals in the European Union or the monitoring of their behavior (for example, trip booking services). The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger significant fines of up to €20 million or 4% of total worldwide annual turnover per case of violation, whichever is higher. We may incur substantial further expense in ensuring and maintaining compliance with the new obligations imposed by the GDPR and by national GDPR implementation acts and we may be required to make significant further changes in our business operations and product and services development, all of which may adversely affect our business, results of operations, financial condition and prospects. We may have to undertake substantial effort to comply with new data protection laws in the United Kingdom and new requirements and restrictions for data transfers between the European Union and the United Kingdom in the event that the United Kingdom leaves the European Union. We could be adversely affected if we fail to comply fully with all of these requirements and other laws in jurisdictions where we operate or target users. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.
In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies, web beacons and similar technology for online advertising, which is fundamental to our business model. The current European laws that cover the use of cookies and similar technology and marketing online or by electronic means are under reform. Unlike the current law, the new proposed e-Privacy Regulation will apply directly in each EU member state, without the need for further enactment at the member state level. When effective, the e-Privacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. The current draft also extends the strict opt-in marketing rules with limited exceptions to business-to-business communications, and significantly increases penalties. Regulation of cookies and web beacons may lead to broader restrictions on our advertising activities, including efforts to understand users’ Internet usage. Such regulations may have a detrimental effect on businesses, such as ours, that collect and use online usage information in order to attract and retain advertisers and may increase the cost of maintaining a business that collects or uses online usage information, increase regulatory scrutiny and increase the potential for civil liability under consumer protection laws.
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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2018, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could in turn could harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.
We may experience difficulties in implementing new business and financial systems.
We continue to transition certain business and financial systems to systems that reflect the size, scope and complexity of our operations. These systems include an internally developed tool to manage our invoicing and various third-party developed tools to assist us with internal system integration, financial management and consolidation. The process of migrating our legacy systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as we will rely on these systems for information that is included in or otherwise relevant for our financial statements. In addition, while the implementation of these systems is intended to increase accuracy of financial reporting and reduce our reliance on manual procedures and actions, the transition may affect the accuracy of reporting as we align our new systems to our internal processes. With respect to these systems, certain financial controls and processes will be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing the new software or related failures of our internal control over financial reporting could adversely affect our business, results of operations, financial condition and prospects, and could cause harm to our reputation.
We rely on information technology to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.
We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of user-enhanced services, features and functionalities, while maintaining or improving the reliability and integrity of our systems and infrastructure. In 2018, we substantially revamped our back-end infrastructure, which subsequently went fully live in early 2019. If these changes result in our infrastructure being unreliable or if they do not result in the benefits we anticipate, our business, results of operations, financial condition and prospects could be adversely affected.
Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our service in response to competitive service offerings. The emergence of alternative platforms and the emergence of niche competitors who may be able to optimize services or strategies such platforms have required, and will continue to require, new and costly investments in technology. We may not be successful, or we may be less successful than our current or new competitors, in developing technologies that operate effectively across multiple devices and platforms and that are appealing to users, either of which would negatively impact our business and financial performance. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in Germany, the United States, Hong Kong and China, while also leveraging cloud-hosted services. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible to our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business, results of operations, financial condition and prospects. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our brand is subject to reputational risks and impairment.
We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we rely on in various countries where we advertise have come to represent our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors could affect our brand image. Also, it is possible that the use of testimonials in the advertising and promotion of our brands could have a negative impact on customer retention and acquisition if the reputation of the testimonial provider is damaged. We may be subject to negative press accounts or other negative publicity regarding our product, brand or business practices, which may, among other things, cause us reputational harm. Such negative publicity may become more prevalent as a result of announced or future regulatory investigations or litigation relating to practices in our marketplace and related online travel-related market segments, such as that commenced by the ACCC in August 2018. Social media’s reach may magnify any negative publicity and messages can “go viral” necessitating effective crisis response in real time. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.

Many events beyond our control may adversely affect the travel industry.
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.
We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. As of December 31, 2018, we derived 35% of our total Referral Revenue from our operations in the Americas, 42% of our revenue from our operations in Developed Europe and 23% of our revenue from our operations in the Rest of World. See “Item 5 Operating and financial review and prospects” for a further description of our geographical operating segments. We face complex, dynamic and varied risk landscapes in the jurisdictions in which we operate. We must tailor our services and business models to the unique circumstances of each of the many countries and markets in which we operate. This can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the user and supplier preferences in each country in which we operate, could slow our growth. Certain markets in which we operate are characterized by lower margins in our business and related businesses than is the case in more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grows over time.
In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•
changing political conditions, including risk of rising protectionism, restrictions on immigration or imposition of new trade barriers, including the added uncertainty resulting from the United Kingdom's withdrawal from the European Union;

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

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national and local tax laws;

•	weaker or uncertain enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•	slower adoption of the Internet as an advertising, broadcast and commerce medium and the lack of appropriate infrastructure to support widespread Internet usage in those markets;

•	our ability to support new technologies that may be more prevalent in certain local markets; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.
Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
We conduct a significant portion of our business outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. Changes in foreign exchange rates can amplify or mute changes in the underlying trends in our revenue and Revenue per Qualified Referral. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated. Currency exchange-related exposures also include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euro upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
We do not currently hedge our foreign exchange exposure. Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. As we have seen in some recent periods, in the event of severe volatility in foreign exchange rates, these exposures can increase, and the impact on our results of operations can be more pronounced. In addition, the current environment and the global nature of our business have made hedging these exposures more complex.
We are subject to risks associated with a corporate culture that promotes entrepreneurialism among our employees, decentralized decision making and continuous learning.
We have delegated considerable operational autonomy and responsibility to our employees, including allowing our employees flexible working hours that allow them to determine when, where and for how long they work. In addition, at the core of our culture is allowing our employees to grow, ensuring that they continuously accept new challenges and take on new responsibilities. This is reflected by our approach to the career development of our employees. We encourage our employees to move into and out of internally defined leadership roles, and we rotate experienced employees to other jobs and different leadership roles within the company.
As a consequence, people in key positions may have less experience in the relevant operational areas. As our employees have significant autonomy and may lack experience when performing new operational roles, this could result in poor decision-making, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
The small size of our leadership team increases our exposure to the risk that we would lose the services of one or more of the remaining members of the team. Should one or more of our senior managers leave our company, we might experience dislocations while a replacement or replacements are located and they are integrated into our company. Any phase of transition to new senior managers may be accompanied by slower or inconsistent decision-making, or to the diversion of management attention to matters relating to executive recruitment and integration. This could have a material adverse effect on our business, results of operations, financial condition and prospects or could damage our reputation.
The Amended and Restated Shareholders’ Agreement contains certain provisions that could result in the departure of certain of our senior management, including Mr. Schrömgens. If our Founders collectively, hold less than 15% of our outstanding Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), Mr. Schrömgens loses certain contractual rights to nominate members of our management board. In such case, our supervisory board may also request from the Founders, the resignation of members of the supervisory board who have been nominated by the Founders. In addition, the general meeting of shareholders, which is controlled by Expedia Lodging Partner Services S.à r.l., or ELPS, has broad discretion to remove members of our management board with and without cause, irrespective of the Founders’ holdings. If the general meeting of shareholders has reasonable cause, as defined in the Amended and Restated Shareholders’ Agreement, for such removal, ELPS has the unilateral right, subject to certain exceptions, to purchase all of such member’s shares.
Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly qualified employees in all aspects of our business, including software engineers and other technology professionals who are key to designing code and algorithms necessary to our business, is intense globally. We may be unable to retain certain high-performing employees when the price of our ADS is low, as a significant portion of the compensation they receive consists of equity grants. If we do not succeed in attracting highly qualified employees or retaining and motivating existing employees and key senior management, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.
As a public company with ADSs traded on an exchange located in the United States, we incur legal, accounting, audit and other expenses resulting from the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq, the Dutch Corporate Governance Code 2016, or the DCGC, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, establishing the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, results of operations, financial condition and prospects could be adversely affected.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.
In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management continue to be U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose considerably less compensation-related information. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we could lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. We would need to convert our systems to prepare our financial statements in U.S. dollars. Such conversion and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have acquired businesses in the past, including tripl GmbH, or tripl and GHG Ventures LLC, or TripHappy. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of potential acquisitions and subsequent integrations include:

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

Furthermore, companies that we have acquired, and that we may acquire in the future, may employ security and networking standards at levels we find unsatisfactory. The process of enhancing infrastructure to improve security and network standards may be time-consuming and expensive and may require resources and expertise that are difficult to obtain. Acquisitions could also increase the number of potential vulnerabilities and could cause delays in detection of a security breach, or the timelines of recovery from a breach. Failure to adequately protect against attacks or intrusions could expose us to security breaches of, among other things, personal user data and credit card information that may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may fail to comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates in such instances have historically been very low. Because a majority of our accounts receivable are owed by three large OTAs, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. In addition, as we seek to diversify our advertiser base to include additional advertisers, including alternative accommodation providers, beyond our core OTA base, we may increase our exposure to our counterparties that may fail to pay us. These counterparties may also be located in countries where enforcement of our creditors’ rights is more difficult than in the countries where our major OTA advertisers are located. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings, and in any event, the customers of that counterparty may seek redress from us, even though the booking with that counterparty was not conducted on our platform. In the event of such default, we could incur significant losses, which could adversely impact our business, results of operations, financial condition and prospects.
Risks related to our ongoing relationship with our shareholders
Expedia Group controls our company and has the ability to control the direction of our business.
As of December 31, 2018, Expedia Group owned Class B shares representing 59.5% of our issued share capital and 66.8% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, and pursuant to certain rights it has under the Amended and Restated Shareholders’ Agreement, Expedia Group will be able to control many corporate actions that require a shareholder vote.
This voting control limits the ability of other shareholders to influence corporate matters and, as a result, we may take actions that shareholders other than Expedia Group do not view as beneficial. This voting control may also discourage transactions involving a change of control of our company, including transactions in which you as a holder of ADSs (representing our Class A shares) might otherwise receive a premium for your shares. Furthermore, Expedia Group generally has the right at any time to sell or otherwise dispose of any Class A shares and Class B shares that it owns, including the ability to transfer a controlling interest in us to a third party, without the approval of the holders of our Class A shares and without providing for the purchase of Class A shares.

The Founders have contractual rights to exert control over certain aspects of our business.
Pursuant to the Amended and Restated Shareholder’s Agreement, the Founders have contractual rights to exert control over certain aspects of our business. For example, as long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A shares and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any share), the Founders will have certain rights to veto decisions about certain corporate matters. These contractual rights limit the ability of ELPS to control certain corporate matters and, as a result, we may fail to take actions that other shareholders may view as beneficial. This contractual control may also discourage transactions involving a change of control or sale of substantially all assets of our company, including transactions in which you as a holder of ADSs representing our Class A shares might otherwise receive a premium for your shares or dividend of proceeds representing a premium price for such assets. Furthermore, subject to certain exceptions, so long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any share), the Founders who are then serving as managing directors have the ability to select the other managing directors and, as a result, the Founders and their appointees will comprise the body that has primary day-to-day operational control of the company. In addition, from the date that Mr. Schrömgens ceases to serve as our chief executive officer for a period of three years, so long as a Founder is serving as our chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor in its function of chief executive officer, subject to the approval of ELPS and thereafter, the supervisory board.
Expedia Group’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest among Expedia Group, the Founders and us could be resolved in a manner unfavorable to us and our shareholders.
Various conflicts of interest among us, the Founders and Expedia Group could arise. Ownership interests of directors or officers of Expedia Group in our shares, and ownership interests of members of our management board and supervisory board in the stock of Expedia Group, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest, including when those directors and officers are faced with decisions relating to our company. In each of the years ended December 31, 2016, 2017 and 2018, Expedia Group, and brands affiliated with Expedia Group, consistently accounted for 36% of our revenues.
Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Expedia Group’s businesses in the future or in connection with Expedia Group’s desire to enter into new commercial arrangements with third parties.
Expedia Group has the right to separately pursue acquisitions of businesses that we may also be interested in acquiring and also has the right to acquire companies that may directly compete with us. Expedia Group may choose to pursue these corporate opportunities other than through trivago.
Furthermore, disputes may arise between Expedia Group and us relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

•	tax, employee benefit, indemnification and other matters;

•	the nature, quality and pricing of services Expedia Group agrees to provide to us;

•	sales, other disposals, purchases or other acquisitions by Expedia Group of shares in us (including when our share price is lower than in comparable periods); and

•	business combinations involving us.
We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Expedia Group, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.
Risks related to our intellectual property
We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.
We regard our intellectual property as critical to our success, and we rely on trademark and confidentiality and license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
Claims by third parties that we infringe on their intellectual property rights could result in significant costs and have a material adverse effect on business, results of operations, financial condition and prospects.
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
A substantial amount of our processes and technologies is protected by trade secrecy laws. In order to protect these technologies and processes, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secrecy rights against such parties. To the extent that our employees, contractors or other third parties with which we do business may use intellectual property owned by others in their work for us without our authorization, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secrecy rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our services by effectively replicating our services. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
The market price for our ADSs has been, and will likely continue to, be volatile, and there have been relatively few ADSs outstanding. Our results of operations are also subject to material quarterly fluctuations that may affect the volatility of our ADSs. In addition, the market price of our ADSs may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts or from the financial guidance that we have communicated;

•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans;

•	changes in the prices of our competitors or those paid to us by our customers;

•	our involvement in litigation;

•	our sale of ADSs or other securities in the future;

•	a sale of ADSs by our major shareholders in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ADSs;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.
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
If securities or industry analysts publish inaccurate or unfavorable research about our business, our ADS price could decline.
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
You may instruct the depositary of your ADSs to vote the Class A shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our Class A shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those Class A shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the Class A shares underlying your ADSs are not voted as you had requested.
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
Your ADSs, which may be evidenced by American Depositary Receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.
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
We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code (DCGC). This may affect your rights as a shareholder.
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
As of December 31, 2018, Expedia Group owned Class B shares representing 59.5% of our share capital and 66.8% of the voting power in us, and the Founders owned Class B shares representing 28.4% of our share capital and 31.9% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. See “Item 7 A. Major shareholders.” As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia Group (through ELPS) and the Founders have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.
German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings). Should courts in another EU jurisdiction determine that the insolvency laws of that EU jurisdiction apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.
Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in the composition of our management board and supervisory board. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B shares owned by Expedia Group and our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board.
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
There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure.
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
In addition to the exemptions we rely on as a foreign private issuer, we also rely on the “controlled company” exemption under Nasdaq corporate governance rules. A “controlled company” under Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, Expedia Group, controls a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of Nasdaq corporate governance rules. As a controlled company, we have elected not to comply with certain corporate governance standards, including the requirement that a majority of our supervisory board members are independent and the requirement that our compensation committee consist entirely of independent directors.
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
Significant degrees of judgment and estimation are required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development (OECD) released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” (BEPS) by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes, such as proposed country-by-country reporting beginning as early as 2016. By February 2019, 87 member jurisdictions, including Germany, have signed the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting” (MLI), which allows member jurisdictions to amend existing bilateral double taxation treaties according to results from the OECD BEPS project. Out of these 87 jurisdictions, 20 have also ratified the MLI. As of February 2019, Germany has, however, not ratified the MLI and, as a result, the MLI has not entered into force in Germany. About 35 of Germany's double taxation treaties with other member jurisdictions will be affected after Germany's ratification and the ratification of the respective treaty state. Another measure based upon the OECD’s BEPS initiative is the adoption of the so-called Anti-Tax Avoidance Directive I and II of the European Union. Under these directives, EU member states are to adopt certain anti-abuse measures by January 2019 while certain other anti-abuse measures are to be adopted in subsequent years. In addition, there have also been developments at the national level in several countries as well as initiatives at the level of the OECD and the European Union that aim to target the digital economy through taxes on revenue from digital services or through taxes on income attributed to countries where the respective multinationals have a digital presence, which could result, depending on how such initiatives are ultimately implemented in the source jurisdiction and on how Germany may change its rules as a reaction, in double taxation on certain income.
Any changes to national or international tax laws could impact the tax treatment of our revenues or earnings and adversely affect our profitability. We continue to work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10 E. Taxation—Material U.S. federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.
Certain of our ADS holders may be unable to claim tax credits to reduce German withholding tax applicable to the payment of dividends.
We do not anticipate paying dividends on our ADSs for the foreseeable future. As a Dutch-incorporated but German tax resident company, however, if we pay dividends, such dividends will be subject to German (and potentially Dutch) withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable double tax treaty rate, which is generally 15%, however, by an application filed by the tax payer containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the shares or ADSs of a German tax resident company may be unable to benefit from any available double tax treaty relief and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. Our ADSs have been issued by a depositary with a direct link to the U.S. Depository Trust Company, or DTC, which should reduce the risk that the applicable German withholding tax certificate cannot be delivered to the ADS holder. However, there can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders.
Investors should note that the interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), or ADR Tax Circular, is not binding for German courts and it is not clear whether or not a German tax court will follow the ADR Tax Circular in determining the German tax treatment of our specific ADSs. Further concerns regarding the applicability of the ADR Tax Circular may arise due to the fact that the ADR Tax Circular refers only to German stock and not to shares in a Dutch N.V. If the ADSs are determined not to fall within the scope of application of the ADR Tax Circular, and thus profit distributions made with respect to the ADSs are not treated as a dividend for German tax purposes, the ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law. See “Item 10 E. Taxation—German taxation—German taxation of ADS holders”).
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
trivago was conceived by graduate school friends Rolf Schrömgens, Peter Vinnemeier and Stephan Stubner, who initially operated trivago out of a garage in Düsseldorf, Germany. trivago GmbH was incorporated in 2005, and its business eventually developed into a leading global hotel and accommodation search platform. Mr. Stubner left the company in 2006 and another graduate school friend, Malte Siewert, joined the founding team.
Between 2006 and 2008, several investors invested €1.4 million in trivago. In 2010, Insight Venture Partners acquired 27.3% of the equity ownership of trivago for €42.5 million. Expedia Group acquired 63.0% of the equity ownership in trivago in 2013, purchasing all outstanding equity from non-Founders and some outstanding equity from the Founders and subscribing for a certain number of newly issued shares for a total of €477 million. Expedia Group subsequently increased its shareholdings slightly in the second and fourth quarter of 2016 through the purchase of shares held by certain employees who had previously exercised stock options.
We were incorporated on November 7, 2016 as travel B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. On December 16, 2016, we completed our IPO on the Nasdaq Stock Exchange. In connection with our IPO, we converted into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion and changed our legal name to trivago N.V. On September 7, 2017, we consummated the cross-border merger of trivago GmbH into and with trivago N.V.
We are registered with the Trade Register of the Chamber of Commerce in the Netherlands (Kamer van Koophandel) under number 67222927. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Kesselstraße 5 - 7, 40221 Düsseldorf, Germany (under number HRB 79986). Our telephone number is +49-211-3876840000.
Our agent in the United States is Cogency Global Inc., and its address is 10 East 40th Street, 10th floor, New York, NY 10016.
Principal capital expenditures and divestitures
Although our growth has primarily been organic, we have made the following small strategic acquisition since January 1, 2016:

▪
In August 2017, we acquired all material assets of tripl, a German online platform for personal travel recommendations, for a total purchase consideration of €0.7 million, consisting of cash and trivago N.V. shares. We acquired tripl to enhance our product with personalization technology that uses big data and a customer-centric approach. tripl's algorithm gives users tailored travel recommendations by identifying trends in users' social media activities and comparing it with in-app data of like-minded users. The alternative intelligence-driven product is designed to imitate the way a travel agent would recommend hotel experiences relevant to the customer, and combines it with the ease of online services.

This acquisition was conducted with no external financing.

Public takeover offers
Since January 1, 2018, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.
Segment reporting
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and the Rest of World. The change from one to three reportable segments was the result of a management reorganization to more effectively manage the business. This reorganization was performed to align the management of the business to our focus on unique market opportunities and competitive dynamics inherent within each of the operating segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, New Zealand, Russia and Turkey. Segment revenue is comprised entirely of Referral Revenue. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses except for direct advertising.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is return on advertising spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend.
For additional information relating to the development of our company, see “Item 4 B. Business overview.”

B.	Business overview
Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and private apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2018, we had 668.3 million Qualified Referrals and, as of that date, offered access to more than 3.0 million hotels and other types of accommodation, including 1.5 million units of alternative accommodation such as vacation rentals and private apartments, in over 190 countries. See “Item 5. Operating and financial review and prospects” for a further description of Qualified Referrals.
We have positioned our brand as a key part of the process for travelers in finding their "ideal hotel," vacation rental or private apartment. Our fast and intuitive search platform enables travelers to find their ideal hotel or other accommodation by matching individual traveler preferences with detailed accommodation characteristics, such as price, location, availability, amenities and ratings, across a vast global supply.
We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our advertisers, which include OTAs, hotel chains, independent hotels and providers of alternative accommodation. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel or other accommodation and is referred to that advertiser’s website where the user can complete the booking. The CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Our CPC bidding function enables our advertisers to influence their own return on investment and the volume of referral traffic we generate for them. Recognizing that advertisers on our marketplace have varying objectives and varying levels of marketing resources and experience, we provide a range of services to enable advertisers to improve their performance on our marketplace.
Our hotel and accommodation search platform can be accessed globally via 55 localized websites and apps available in 33 languages. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the year ended December 31, 2018, our revenue share from mobile websites and apps continued to exceed 60%.
Our revenue has grown significantly since our incorporation in 2005. In the years ended December 31, 2016, 2017 and 2018, we generated revenue of €754.2 million, €1,035.4 million and €914.8 million respectively. During the same periods, we had net losses of €(51.4) million, €(13.0) million and €(21.5) million, respectively. In the years ended December 31, 2016, 2017 and 2018, our adjusted EBITDA was €28.2 million, €6.7 million and €14.6 million, respectively. See "Item 5 A. Operating review—Results of operations—Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets. See “Item 3 A. Selected financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.
trivago's search platform
We believe that we are reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers. Our search platform forms the core of our user experience, and can be accessed globally via 55 localized websites and apps available in 33 languages. As we provide a search website, users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of hotels in the world. As of December 31, 2018, our database included more than 3.0 million hotels and other types of accommodation, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations.
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

•
trivago ratings index: We aggregate millions of ratings globally. We produce a score for each property, which is updated daily to render relevant and valuable insights for our users while saving them time when searching for the ideal hotel or other accommodation. The rating is a single, easy-to-use score out of ten;

•	Reviews: We provide reviews from third parties in a clear and concise format; and

•
Price comparison: We prominently display a suggested advertised deal for each hotel or other accommodation, while also listing additional available offers from our advertisers in a list format, including room types, amenities and payment options. To learn more about how we determine the prominence given to offers and their placement in our search results, see "—Marketplace" below.

Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com (or its localized versions) is our mobile-optimized website available on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.
Product changes in 2018
Below are some of the more significant developments in our search product during 2018:

•	We launched a new iOS and Android App with an improved user interface to encourage our users to increase their interaction with our content with the aim of improving our booking performance;

•	We made improvements to our filtering through increasing opportunities for refining searches and improving our users' experience by redesigning the filter segment of our search engine; and

•	We also made efforts to make it easier for our users to sign up and log in with trivago, with the aim of increasing how often our users log in to our site
In 2018, we substantially revamped our back-end infrastructure, which subsequently went fully live in early 2019. We also continued to implement measures aimed at optimizing our platforms and products, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately generate a booking. These are relatively small, incremental changes to our products that we believe, when considered together, will result in improvements to our product and platforms. These measures include enhancements to our site that encourage users to spend more time exploring and interacting with our site and its features before being referred to one of our advertisers. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on the number of Qualified Referrals, but we believe advertisers have increased their CPC bids in response to improved traffic quality in terms of booking conversion, which has had a positive impact on Revenue per Qualified Referral (RPQR), particularly in the fourth quarter of 2018.
Alternative accommodation
As of December 31, 2018, we offered access on our search platform to more than 1.5 million units of alternative accommodation, such as vacation rentals and private apartments. We are focused on broadening the value proposition that we offer our users by empowering them to compare across multiple different accommodation types. For more information, see below "—Our Strategy—Broadening our value proposition."
Marketing
Through test-driven marketing operations, we have positioned our brand as a key part of the process for travelers in finding their ideal hotel or other accommodation. We organize our marketing teams and spend allocations to focus on building effective messaging to a broad audience across multiple geographies and languages. We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel or other accommodation discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way.
Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing.

Brand marketing
To grow brand awareness and increase the likelihood that users will visit our websites and use our apps, we invest in brand marketing globally across a broad range of media channels, including TV marketing and online video advertising.
The amount and nature of our Advertising Spend varies across our geographic markets, depending on multiple factors including the emphasis we wish to place on profitability versus traffic growth, cost efficiency, marginal effectiveness of our Advertising Spend, local media dynamics, the size of the market and our existing brand presence in that market.
We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media and our online magazine. Mobile app marketing remains important given the high usage of that device type.
Performance marketing
We market our services and directly acquire traffic to our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Bing, Google, Naver and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), as well as through display advertising campaigns on advertising networks, affiliate websites and social networking sites (commonly referred to as Display, Email and Affiliate Advertising, or DEA).
Allocation of marketing spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend.
After introducing a new model in 2017 for allocating our marketing spend, which we refer to as our attribution model, we continue to develop the methodologies we use to inform decisions about how much we spend on each marketing channel. We continue to focus on whether a user who comes to us from a given marketing channel proceeds to book a hotel in order to estimate how much revenue originated from a given marketing channel (or how revenue is “attributed” to that channel in our internal metrics). In 2018, we observed improved traffic quality in terms of booking conversion that we believe resulted from the implementation of the attribution model and accordingly saw a positive impact on advertisers' CPC bids and Revenue per Qualified Referral, or RPQR. For more information on Qualified Referrals and RPQR, see "Item 5 A. Operating results—Key factors affecting our financial condition and results of operations."
Advertiser relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.
Relationship building with smaller advertisers, including some independent hotels, differs from those with OTAs and sophisticated hotel chains as they are often less familiar with CPC bidding models and online advertising more broadly. This typically ensures a longer sales cycle where the starting point can be building awareness of the relevance of our marketplace or articulating the opportunities that our platform offers. It often requires onboarding by encouraging the optimization of such advertisers' information and profiles on our site, upselling products to further enhance their profiles, and encouragement to start bidding directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each hotel. As of December 31, 2018, over 500,000 hotels engaged through Hotel Manager (described below) directly with our platform (as of December 31, 2017: 400,000), of which approximately 45,000 subscribed to Hotel Manager Pro (as of December 31, 2017: approximately 45,000).
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

•
trivago Hotel Manager “Basic,” a free administration tool specifically for hotels, helping them build and manage a unique hotel profile on trivago to enhance their presence. This includes the ability to manage visual and static content, including adjusting contact details, pictures, amenities and service listings, as well as refining descriptions. Using the Hotel Manager tool, each hotel can ensure that our marketplace accurately captures its offerings, helping attract guests.

•
trivago Hotel Manager “Pro,” which is sold on a one-year subscription basis and allows hotels to enhance their profile with more advanced features and functionalities. With Hotel Manager Pro, hotels can increase promotion with exclusive news about their hotel and prominent contact details, helping them stand out and drive more bookings. Furthermore, we provide hoteliers with additional analytics about who searches for their hotels as well as benchmarking against their competition.

•
trivago Hotel Manager “Rate Connect,” which enables independent hotels to publish their website rates directly on their profiles, helping them to increase direct bookings and their prominence on our marketplace. Hotels set a monthly budget, and we create an optimized marketing campaign, automatically calculating CPC bids that are competitive with other advertisers and targeted to increase referrals. A dedicated team of marketing experts is available via email or phone to support hotels.

trivago Intelligence, a marketing platform for multi-property management that enables hotel chains and OTAs to manage their inventory and CPCs.

•
trivago Intelligence provides holistic control for our advertisers that wish to closely manage and analyze their advertising on our marketplace. It allows them to bid on individual hotels with a high degree of granularity and control, provides metrics and feedback on specific advertising campaigns and offers advice to optimize bidding strategies and drive additional referrals.

•
Automated Bidding allows OTAs, hotel chains and independent hotels to bid efficiently on listings. Advertisers are able to decide the traffic volumes or return on advertising investment they wish to reach and the tool will automatically set and adjust bids according to the target. We believe this is an especially valuable tool for advertisers that are less familiar with online bidding models, although it is our belief that larger, more experienced advertisers will also value the efficiency Automated Bidding provides.

•
Express Booking helps our advertisers drive bookings by providing the option of an easy booking method within our marketplace. Although the booking information is completed on our site, the advertiser processes payments directly, confirms the booking and provides any booking support. We also prominently feature the brand of the advertiser taking the booking, allowing our advertisers to continue to build their own brand within our marketplace.

Direct Connect for Chains, which enables hotel chains to publish rates from their website directly on their inventory using their existing central reservation system and Internet booking engine. This helps them increase direct bookings and their prominence on our marketplace. Hotel chains that run direct connect campaigns also are provided access to Automated Bidding and Express Booking tools.

Marketplace
We design our algorithm to showcase the hotel room and other accommodation rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We prominently display a suggested deal for each hotel, which is determined based on our algorithm as described below, while also listing additional offers made available to us from our advertisers in a list format.
We consider the completion of hotel and other accommodation bookings, which we refer to as conversion, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel and other accommodation offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room and other accommodation rates on our marketplace and CPC bids for each user click on an advertised rate for a hotel or other accommodation. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room and other accommodation rates and availability on a near-real time basis.
In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on likely booking conversion and user experience (as reflected in our relevance assessment) and the CPC bids submitted by our advertisers.
The CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Generally, the higher the potential booking value generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for an advertisement on our marketplace. This means that the levels of advertisers’ CPC bids reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has for some period of time withdrawn from its active inventory on trivago.
Our relevance assessment focuses on the quality of users' experience after clicking out to an advertiser from our website. The relevance assessment approximates the relative ease or difficulty for users of completing a booking on our advertisers’ websites and advantages that advertisers might derive from non-standard website designs, and then results in an upward or downward adjustment to those advertisers’ CPC bids in our marketplace's auction process based on that evaluation, which in turn can affect the prominence given to the offers in our search results (with offers more likely to lead to a booking given greater prominence). In 2018, we began to implement a rate accuracy score, which is based on a check of the accuracy of hotel and accommodation rates delivered to us compared to those displayed on our advertisers platforms, and also operates as an upward or downward adjustment of advertisers' CPCs.
By managing their CPC bids, relevance assessments and hotel room and other accommodation rates submitted on our marketplace, our advertisers can influence their own returns on investment and the volumes of referral traffic we generate for them. We believe that by providing tools and services, such as our Automated Bidding tool, we can increase competition and create a more level playing field for our advertisers. By doing this, we aim to mitigate competitive disadvantages for smaller advertisers on our marketplace and to deliver more choice for our users.

Our market opportunity
As the process for discovering, evaluating, and booking accommodations increasingly moves online, travelers and advertisers face distinct challenges.
Challenges for travelers
With the continuing digitalization of the accommodation industry, there is an ever-increasing quantum of information available online about hotels and other types of accommodations including amenities, style, reviews, location and pictures. Additionally, details on pricing and availability are continually updated in or near real-time. This information has empowered travelers, providing a level of insight that was previously unavailable. However, this information is often delivered via multiple fragmented sources, including OTAs, hotel chains, independent hotels, and providers of alternative accommodations. Internet search engines and other review sites. Also, many websites, including those that aggregate disparate information, are often slow, confusing to navigate, and may not display the most relevant accommodation information for travelers. Furthermore, many local OTAs and smaller hotels only display information in their local language, which creates an additional layer of complexity for travelers looking to find accommodations in a foreign destination. These developments can make booking a hotel a frustrating experience for travelers.
Challenges for our advertisers
Hotel and other accommodation advertisers operate in a competitive market with a broad range of participants, each having specific needs. OTAs need to drive high volumes of traffic to their websites to generate revenues, while hotel chains, independent hotels and alternative accommodation providers who operate high fixed cost models focus on ensuring their inventory is filled. These market participants aspire to reach a targeted audience of travelers with their marketing.
Traditional offline advertising media, including TV, radio, print and outdoor, focus on reaching a broad audience and can be an expensive media for reaching the few travelers seeking hotels in a specific location on specific dates.
There are challenges with online advertising as well. Many advertisers spend an increasing amount of their marketing budgets on online advertising where it is possible to economically reach a very broad audience through a website. However, the fragmentation of travelers online makes it difficult for advertisers to scale up their spend effectively in an efficient manner. Furthermore, OTAs, smaller hotel chains and hotels may not have the resources to develop sophisticated websites and as a result, provide a limited user experience in terms of attractiveness, comprehensiveness of information and ease of booking. Such websites often only publish information in local languages, limiting their reach to a local market.
Benefits for our users
Global aggregation of real-time accommodation supply
We aggregate availability of multiple types of accommodations, such as hotels, vacation rentals and private apartments, from a broad range of advertisers globally. This supply is continually updated, so users can view current availability from a broad range of advertisers. We believe travelers use our search platform as their entry point for research on where to stay, confident that they receive comprehensive coverage of their options to book a hotel, vacation rental or private apartment.
Increased price competition and reduced search costs
Enhanced price competition results in the display of rooms with a broad range of pricing options available from our advertisers.

Tailored search function
Our search function is designed to enable individual users to find their "ideal hotel," vacation rental or private apartment. We personalize results based on a user’s search terms, selected filters and other interactions with trivago’s platform. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. trivago’s search algorithms, which are refined by millions of searches every day, create matches among the sets of information.
Deep content and easy-to-use information on hotels and other types of accommodation
We obtain accommodation information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings and amenities. We synthesize and enrich this information. For example, our rating score distills review information from multiple sources into a single easy-to-use score for the traveler.
Key benefits for advertisers
Broad traveler reach
We offer advertisers a highly scalable channel of travelers, given our broad presence across multiple geographies and languages. Additionally, for many travelers, we believe we are the entry point to their search, enabling advertisers to engage with potential new customers.
Delivery of transaction-ready referrals
We provide advertisers with motivated travelers who have proactively expressed their specific intent via our search platform. Due to the breadth of accommodation information we provide and our personalized matching algorithms, travelers referred by trivago often already have a comprehensive understanding of their accommodation choice and its value proposition for them, which we believe makes them more likely to complete a booking on the advertiser’s site.
Market-driven, referral-based pricing structure
We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. Our CPC bidding model makes it easy for advertisers to evaluate the performance of their spend and influence their own return on investment.
Improve advertisers’ competitiveness
Hotel advertisers have varying levels of experience, scale and resources to dedicate to their marketing efforts. We provide our advertisers with advice, actionable data insights and advertiser tools to help them optimize their investment on our marketplace by improving the quality of available content about their hotels.
Our strengths
We believe that our competitive advantages are based on the following key strengths:
Industry-leading product and user experience
We believe that we provide the most effective and intuitive hotel and other accommodation search platform for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and enhance multiple aspects of our websites and apps, believing that incremental advancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our platform.
Significant scale
We have achieved significant scale, with more than 3.0 million hotels and other types of accommodation available on our platform as of December 31, 2018, including over 1.5 million units of alternative accommodation units, such as vacation rentals and private apartments. We are supported by 55 localized versions of our websites and apps available in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. Our business benefits from our engaged and often long-established relationships with local advertisers globally. In the year ended December 31, 2018, we had 668.3 million Qualified Referrals. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.
High brand recognition
We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel and accommodation search.
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
Broadening value proposition
Over the last year, we have onboarded multiple additional alternative accommodation providers, and as of December 31, 2018, now offer more than 1.5 million units of that type of accommodation on our search platform. We are focused on broadening the value proposition that we offer our users by empowering them to compare across multiple different accommodation types. We are also developing better tools for our users to tackle this inherently more complex comparison, with the aim of increasing the value that we create for them. As a result, we continued our gradual roll-out of additional readily bookable units of alternative accommodation, such as vacation rentals and private apartments over the course of 2018, while developing improvements to our user interface relating to that specific offering.
Product improvements
Our technology teams drive innovation to help users navigate through a vast number of hotel and other accommodation offerings to find the hotel that is ideal for them. In 2018, we continued to invest in our technology platform, substantially revamping our back-end infrastructure, which subsequently went fully live in early 2019. We believe that this effort will create a foundation for growth and scalability of new technology in the long term.
During the second half of 2018, we also released our new mobile app, both on Android and iOS, highlighting our product philosophy of increasing time spent on trivago before making the booking decision on our advertisers. Furthermore, we have recently taken further steps to integrate alternative accommodation supply from HomeAway and other suppliers into our main search functionality.
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
We remain focused on maintaining a healthy marketplace that connects our broad and deep supply of hotels and other accommodations with our user base. Apart from the steps we are taking to increase diversity on our marketplace described above, we aim to mitigate competitive disadvantages for smaller advertisers on our marketplace. We believe that by providing tools and services, especially for advertisers with less technical infrastructure and experience, we can increase competition and create a more level playing field for advertisers.
Focus on lifetime value of the customer
We continue to implement various initiatives that are designed to focus more on the end-to-end booking value of our users and less on the revenue generated in each session. We believe that these initiatives will help us increase booking conversion rates, RPQR and, ultimately, our financial performance over the long term. In particular, we continue to implement measures that are designed to focus less on the click-based revenue generated by our users in each session and more on the booking value that our users generate for our advertisers over multiple sessions (or over the "lifetime" of the user). These measures include, on the one hand, changes to how we make decisions about allocating Advertising Spend to our marketing campaigns by tracking how likely a user that comes to us from a channel is to book a hotel with an advertiser. On the other hand, these measures involve enhancements to our site that encourage users to spend more time exploring it and interacting with its features before they are referred to one of our advertisers. These enhancements are relatively small, incremental changes to our product that we believe, when considered together, will increase user retention and booking conversion while reducing the number of click-outs required to ultimately make a booking.
Going forward, we plan to focus on changes to our platform, marketplace and Advertising Spend to optimize for traffic quality instead of volume. We aim to increase the value of our referrals by shortening the process for our users to move from the discovery to the to the booking decision (commonly referred to as the "booking funnel").
Brand building
We continue to focus on building our trivago brand. We still see potential for increasing brand awareness, especially in our Rest of World segment.
We intend to be each traveler’s first source of information for hotels and other accommodations by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue enhancing our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere. We believe that investing in our brand combined with product innovations will help us further improve customer loyalty and retention.
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
We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity,

Hotwire, Wotif, HomeAway and ebookers, in the aggregate, accounted for 36% of our total revenue for each of the years ended December 31, 2016, 2017 and 2018, respectively. Booking Holdings and its affiliated brands, Booking.com and, through 2015, Agoda, accounted for 43%, 44% and 39% of our total revenue for the years ended December 31, 2016, 2017 and 2018, respectively.
Nearly all of our agreements with advertisers, including our agreements with our three largest advertisers, may be terminated at will or upon three to seven days’ prior notice by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3 D. Risk factors."
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
Competition for users
We compete to attract users to our websites and apps to help them research and find hotels and other accommodation. Given our position at the top of the online search funnel, many companies we compete with are also our customers.
Our principal competitors for users include:
•    Online metasearch and review websites, such as Kayak, Qunar, TripAdvisor and Google Hotel Ads;
•    Search engines, such as Bing, Google, Naver and Yahoo!;
•    Independent hotels and hotel chains, such as Accor, Hilton and Marriott;
•    OTAs, such as Booking.com, Ctrip and Brand Expedia; and
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
•    Search engines, such as Bing, Google, Naver and Yahoo!;
•    Online metasearch and review websites, such as Kayak, Qunar, TripAdvisor and Google Hotel Ads;
•    Social networking services, such as Facebook and Twitter;
•    Websites offering display advertising;
•    Email marketing software and tools;
•    Online video channels, such as YouTube; and
•    Mobile app marketing.

Our employees and culture
We believe that our entrepreneurial corporate culture, flexible working hours and flat organizational structure are key ingredients to our success. These have been designed to reflect the fast-moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees operate as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continuously seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.
Internally, we distill our values into six core qualities:

•	Trust: We want to build an environment in which mutual trust can develop to give us the comfort and safety to discuss matters openly and to act freely.

•	Authenticity: We aim to be authentic by staying true to ourselves and welcoming discussion and controversy as we believe that there is no progress without friction.

•
Entrepreneurial Passion: We aim to be passionate drivers of change, motivated to question the status quo - for both the organization and ourselves. We believe intrinsic motivation empowers us to take on ownership, to take appropriate risks and to be confident to make decisions.

•	Power of Proof: We believe empirical data enables us to make sensible decisions. We want to explore and understand the driving forces behind why our projects succeed or fail.

•
Unwavering Focus: We aim to set our priorities based on the added value we believe is generated for trivago. We believe that multiple small, incremental improvements towards this goal add up to long-term success.

•
Fanatic Learning: We aim to improve our competitive position by reacting quickly to findings based on our collective experiences, successes and failures. We strongly believe that power comes from sharing knowledge, not from keeping it to ourselves. We are open to continuously changing our beliefs and processes based on changing evidence. We see change as an opportunity to improve.

In 2017, we introduced our leadership framework, which is another step we have taken that is intended to keep our company agile. Under the new framework, we have broken up the traditional reporting lines into three dimensions, allowing each employee to progress on the dimensions he or she is most excited about and suitable for.
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
We believe that moving employees into different leadership roles will help him or her use the expertise they have gained at trivago to challenge our thinking in different areas and to promote innovation. Our new leadership framework is intended to prevent us from forcing employees into pre-determined career development paths, which they did not actively choose to follow, and to create an environment where each employee can naturally come across opportunities to help them learn and grow. By doing this, we plan to give employees the necessary freedom in their work in order for them to shape their own professional journeys while at trivago.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Intellectual property
Our intellectual property, including trademarks, is an important component of our business. We rely on confidentiality procedures and contractual provisions with suppliers to protect our proprietary technology and our brands. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, "Hotel? trivago," Room5, Youzhan and our trivago logo. These trademarks are registered in various jurisdictions.
Government regulation
trivago provides data and information to its users and advertisers and conducts consumer facing marketing activities that are subject to consumer protection laws in jurisdictions in which we operate, regulating unfair and deceptive practices. For example, the United States and the European Union (including at member state level) - but also many other jurisdictions - are increasingly regulating commercial and other activities on the Internet, including the use of information retrieved from or transmitted over the Internet, the display, moderation and use of user-generated content, and are adopting new rules aimed at ensuring user privacy and information security as well as increasingly regulating online marketing, advertising and promotional activities and communications, including rules regarding disclosures in relation to the role of algorithms and price display messages in the display practices of platforms.
There are also new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as addressing liability for third-party activities. Moreover, the applicability to the Internet of existing laws addressing issues such as intellectual property ownership and infringement is uncertain and evolving.
In particular, we are subject to an evolving set of data privacy laws. A new EU data protection regime (EU’s General Data Protection Regulation 2016/679, or GDPR) has been in effect since May 25, 2018 and provides for a number of changes to the EU data protection regime. The GDPR applies to any company established in the European Union, as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior (for example, trip booking services).  The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. We may incur substantial expense in complying with the new obligations to be imposed by the GDPR and we may be required to make significant changes in our business operations and product and services development, all of which may adversely affect our revenues and our business overall.
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
Many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities. For example, in the European Union there is an ongoing revision of EU consumer directives (A New Deal for Consumers) and the European Union is considering a proposal for a regulation of the European Parliament and of the Council for business users of online intermediary services (the P2B Regulation).
Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet display, disclosure and advertising activities. For example, the EU legislators are preparing a new ePrivacy Regulation which is supposed to replace the so-called ePrivacy Directive (2002/58/EC), the so-called Cookie Directive (2009/136/EC) and respective EU member state implementation laws. This change in the law on an EU level may have significant impact on the legal requirements for electronic communication including the operation of websites and may require relevant financial effort to implement the new laws.
It is impossible to predict whether further new taxes or regulations will be imposed on our services and whether or how we might be affected. Increased regulation of the Internet could increase the cost of doing business or otherwise materially adversely affect our business, financial condition or results of operations. In addition, the application and interpretation of existing laws and regulations to our business is often uncertain, given the highly dynamic nature of our business and the sector in which trivago operates.
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
Infrastructure
We host our platform at five different locations in Germany, the United States, Hong Kong and China, while also leveraging cloud-hosted services, which we believe offers us secure and scalable storage and processing power at manageable incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. It is our policy to store separately the limited amount of sensitive data that we do capture. Where required, our data centers are payment card industry (PCI) compliant. We have designed our websites, apps and infrastructure to be able to support high-volume demand.
Software
We develop our own software through our teams based in Germany, the Netherlands and Spain, employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

C.	Organizational structure
trivago N.V. historically acted as a holding company of trivago GmbH, the historical operating company of the trivago group. The cross-border merger of trivago GmbH into and with trivago N.V. became effective on September 7, 2017. In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago GmbH, travel B.V. and trivago N.V., and their respective consolidated subsidiaries, as applicable.
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2018:

Free Float[1]
Expedia Lodging Partner Services S.á.r.l.
Founders
59.5% (Class B Shares)[2]
28.4% (Class B Shares)[2]
trivago N.V.
12.1% (Class A Shares)[2]

(1) The free float total includes 7,000,000 restricted shares purchased by PAR Investment Partners, L.P. from Mr. Vinnemeier and Mr. Siewert in a private transaction. For more information, see "Item 7 A. Major shareholders—Significant changes in ownership by major shareholders." The total also includes 3,862,000 Class B shares that were converted into Class A shares by Mr. Vinnemeier and Mr. Siewert, which are the subject of ongoing Rule 10b5-1 sales plans. As reported on Schedule 13D/A filed by Mr. Vinnemeier, on November 15, 2018, Mr. Vinnemeier entered into a Rule 10b5-1 sales plan with a broker to sell 2,000,000 ADSs, each representing a Class A share.
(2) The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see “Description of share capital and articles of association—Special voting structure and conversion” in our registration on Form F-3 dated April 5, 2018. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
trivago N.V. is the direct or indirect holding company of our subsidiaries.  As of December 31, 2018, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant". We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the Exchange Act to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors.

D.	Property, plant and equipment
In June 2018, we moved into our new headquarters located in Düsseldorf's media harbor. The building comprises 26,107 square meters of office space and has been certified with LEED core & shell Gold - representing a state-of-the-art workplace for trivago. The lease provides for a fixed ten-year term plus two renewal options, each for a term of five years. trivago N.V. is the sole tenant of the building, and it has been built to our specifications.
We have additional 16,444 square meters of leased office space in Germany and 4,419 square meters of leased office space in Spain, the Netherlands and China.

Item 4A: Unresolved staff comments
Not applicable.

Item 5: Operating and financial review and prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Item 3 A. Selected financial data” of this annual report and our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3 D. Risk factors” and “Special note regarding forward-looking statements” sections and elsewhere in this annual report.

A.	Operating results
Overview
Our total revenue for the years ended December 31, 2016, 2017 and 2018 was €754.2 million, €1,035.4 million and €914.8 million, respectively, representing an increase of 37% from 2016 to 2017 and a decrease of 12% from 2017 to 2018. Our Referral Revenue for the years ended December 31, 2016, 2017 and 2018 was €745.8 million, €1,020.3 million and €899.8 million, respectively. Referral Revenue decreased by 12% year-over-year from 2017 to 2018. Our Americas and Developed Europe segments exhibited the highest decrease in Referral Revenue, with a year-over-year decrease of 19% and 11%, respectively, from 2017 to 2018, while Referral Revenue in our Rest of World segment grew by 1% year-over-year.
Our net losses for the years ended December 31, 2016, 2017 and 2018 were €51.4 million, €13.0 million and €21.5 million, respectively, decreasing by 75% from 2016 to 2017 and increasing by 65% from 2017 to 2018.
Adjusted EBITDA for the years ended December 31, 2016, 2017 and 2018 was €28.2 million, €6.7 million and €14.6 million respectively. This resulted in an Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by Total Revenue) of 3.7%, 0.6% and 1.6%, respectively.
Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.
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
We had 535.3 million, 727.1 million and 668.3 million Qualified Referrals for the years ended December 31, 2016, 2017 and 2018, respectively, representing annual growth rates of 35.8% and (8.1)% in 2017 and 2018, respectively.
We believe the primary factors that drive changes in our Qualified Referral levels are the number of visits to our websites and apps, the booking intent of our visitors, the number of available accommodations on our search platform, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the user friendliness of our websites and apps and the degree of customization of our search results for each visitor. In the short term, our Qualified Referral levels are also heavily impacted by changes in our investment in Advertising Spend, as we rely on advertisements to attract users to our platform. Ultimately, we aim to increase the number and booking conversion of Qualified Referrals we generate by focusing on making incremental improvements to each of these parameters. In addition to continuously seeking to expand our network in hotel advertisers and alternative accommodations, we partner with such hotels or service providers to improve content, and we constantly test and improve the features of our websites and apps to improve the user experience, including our interface, site usability and personalization for each visitor.
The following table sets forth the number of Qualified Referrals for our reportable segments for the periods indicated:

	Year ended December 31,			% Change
(in millions) (unaudited)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Americas	149.1	203.4	182.3	36.4%	(10.4)%
Developed Europe	255.4	295.5	246.7	15.7%	(16.5)%
Rest of World	130.8	228.3	239.3	74.5%	4.8%
Total	535.3	727.1	668.3	35.8%	(8.1)%
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
RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals
RPQR is determined by the CPC bids our advertisers submit on our marketplace as the CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Accordingly, the bidding behavior of our advertisers is influenced by the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from Qualified Referrals as a result of hotels and other accommodation booked on their sites, or booking value. We refer to the degree to which we are able to capture our share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization." The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace and, in particular, to gain insight into how our advertisers manage their advertising campaigns. While we believe that the quality of the traffic we referred to our advertisers improved in the second half of 2018, the information we used as the basis for this analysis is subject to a number of uncertainties, including those related to the accuracy of the information we receive from certain of our advertisers and the methodologies we and our advertisers use to track and analyze whether a user ultimately completes a booking. Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our attribution model and product optimization measures have contributed to continuous improvement in our referred traffic quality, which have had a positive effect on our RPQR notably in the fourth quarter of 2018. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.
RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. For the years ended December 31, 2016, 2017 and 2018, RPQR was €1.39, €1.40 and €1.35, respectively.
The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

	Year ended December 31,			% Change
RPQR in € (unaudited)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Americas	1.92	1.93	1.73	0.5%	(10.4)%
Developed Europe	1.37	1.44	1.54	5.1%	6.9%
Rest of World	0.85	0.89	0.86	4.7%	(3.4)%
Total	1.39	1.40	1.35	0.7%	(3.6)%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

	Year ended December 31,
% increase in RPR (unaudited)	2017 vs 2016	2018 vs 2017
Americas	8.6%	2.6%
Developed Europe	19.1%	19.6%
Rest of World	10.3%	6.3%
Total	10.2%	5.6%

	Year ended December 31,
% increase (decrease) in number of referrals (unaudited)	2017 vs 2016	2018 vs 2017
Americas	25.9%	(21.2)%
Developed Europe	2.8%	(24.7)%
Rest of World	64.5%	(5.2)%
Total	24.4%	(17.3)%

	Year ended December 31,
% increase (decrease) in Qualified Referrals (unaudited)	2017 vs 2016	2018 vs 2017
Americas	36.4%	(10.4)%
Developed Europe	15.7%	(16.5)%
Rest of World	74.6%	4.8%
Total	35.8%	(8.1)%

	Year ended December 31,
% increase (decrease) in click-out rate referrals (unaudited)	2017 vs 2016	2018 vs 2017
Americas	(7.7)%	(12.1)%
Developed Europe	(11.1)%	(9.8)%
Rest of World	(5.8)%	(9.6)%
Total	(8.4)%	(10.0)%
Return on advertising spend (ROAS)
We track the ratio of our Referral Revenue to our advertising expenses, or ROAS. We believe that ROAS is an indicator of the effectiveness of our advertising, and it is our primary operating metric. Our ROAS was 120%, 115% and 123% for the years ended December 31, 2016, 2017 and 2018, respectively. Our ROAS in the Americas, Developed Europe and the Rest of World was 118%, 136% and 90% for the year ended December 31, 2016, respectively, as compared to 116%, 131% and 92% for the year ended December 31, 2017, respectively, and 121%, 143% and 100% for the year ended December 31, 2018, respectively. We believe the development of our ROAS among the reportable segments is primarily related to the different stages of development of our markets. For example, in Developed Europe, where we have operated the longest on average, we have historically experienced the highest average ROAS. Our ROAS in the Rest of

World segment, where we have the lowest average ROAS, is also impacted significantly by the number of markets in the segment, including markets that we have recently entered and thus require significant Advertising Spend to reach scale. Over time, as our markets continue to develop, we believe that we will experience further increases in the efficiency of our Advertising Spend and thus improvements in our average ROAS. Given that Advertising Spend accounts for the significant majority of our total expenses, we believe this will have a direct impact on our operating margins and Adjusted EBITDA.
Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
Our ROAS by reportable segment for the years ended December 31, 2016, 2017 and 2018 was as follows:

	Year ended December 31,
(unaudited)	2016	2017	2018
Americas	118%	116%	121%
Developed Europe	136%	131%	143%
Rest of World	90%	92%	100%
Total	120%	115%	123%

In 2018, our ROAS improved to 123% as there was a substantial improvement in our ROAS in the second half of 2018, reflecting the positive effect from optimization and recalibration of Advertising Spend since the second quarter of 2018. The improvement was partly offset by lower ROAS in the first half of 2018 when we lowered profitability targets on our Advertising Spend to support revenue levels.
Marketplace dynamics
Our advertisers regularly adjust the CPC bids they submit on our marketplace to reflect the levels of referrals, customers, bookings or revenue and profit they intend to achieve with their marketing spend on our platform. In recent years, we have observed a number of factors can influence their bidding behavior on our marketplace, including:

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
Recent trends in our business
The following recent trends have contributed to the results of our consolidated operations, and we anticipate that they will continue to impact our future results.
Changing dynamics on our marketplace
After a period of increased marketplace volatility and testing activities by our largest advertisers in late 2017, the volatility on our marketplace was relatively muted in 2018. At the same time, we believe that, in 2018, our largest advertisers increased their return on investment targets for their spend on our marketplace compared to the same period in 2017. This in turn had a negative effect on our share of the overall booking revenues generated from referrals on our platform (commercialization), and was evidenced in our RPQR, which declined on a consolidated basis in 2018, even as the optimizations we have been making to our platform and product and our attribution model appeared to continue to improve the traffic quality we generated for our advertisers. The decline in commercialization was particularly pronounced in the first half of 2018 compared to a strong first half of 2017, which had benefited from positive revenue effects from the introduction of the relevance assessment.
Focus on profitability
Starting late in the second quarter of 2018, we made improved profitability our focus. To do this, we began to optimize and recalibrate our Advertising Spend to adapt to the changing dynamics on our marketplace. We began to make these changes at the end of the second quarter of 2018 across all of our segments, and they were reflected in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. While these measures improved our profitability, they also led to a reduction in traffic to our platform attributable to all marketing channels and accordingly resulted in a reduction in the number of Qualified Referrals, which was particularly evident in the second half of 2018.
Measures designed to maximize the lifetime value of the user
We continued to implement measures designed to focus less on the click-based revenue generated by our users in each session and more on the booking value that our user generate for our advertisers over multiple sessions (or over the "lifetime" of the user). These measures include, on the one hand, changes to how we make decisions about allocating Advertising Spend to our performance marketing campaigns by tracking how likely a user that comes to us from a channel is to book a hotel with an advertiser (or how we "attribute" spending to marketing channels). On the other hand, these measures involve enhancements to our site that encourage users to spend more time exploring and interacting with our site and its features before being referred to one of our advertisers. We believe these relatively small, incremental changes to our product have resulted, when considered together, in improvements to our product and platforms that continue to positively impact our advertisers' CPC bids on our marketplace.
As we optimized our Advertising Spend (as described above) and continued to implement measures aimed at optimizing our platforms and product, we were able to improve the quality of the traffic that we referred to our advertisers notably in the second half of 2018 in Developed Europe and slightly in Rest of World (or "RoW"), which was evident in the development of RPQR in these segments in the fourth quarter of 2018. Reflecting this, we saw positive signs, particularly in the fourth quarter of 2018, that our largest advertisers reacted positively to the improved quality of traffic that we referred to them by increasing their average CPC bids on our platform.
Referral Revenue split among our segments
Our Referral Revenue from the Americas, Developed Europe and the Rest of World were 37.8%, 41.0% and 19.7% of our total revenue, respectively, for the year ended December 31, 2017 and were 34.5%, 41.4% and 22.4% of our total revenue, respectively, for the year ended December 31, 2018. We believe the different trends in Referral Revenue growth across our reportable segments is primarily related to the different stages of development of our markets. We generate the most Referral Revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest level of brand awareness. Our revenue levels are relatively more resilient in our newest markets, and as a result, our Referral Revenue in RoW increased slightly in 2018 compared to the same period in 2017.
Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In the year ended December 31, 2018, our revenue share from mobile websites and apps continued to exceed 60%.
Visitors to our search platform via mobile phone and tablet generally result in bookings for our advertisers at a lower rate than visitors to our platform via desktop. We believe this is due to a general difference in the usage patterns of mobile phones and tablets. We believe many visitors use mobile phones and tablets as part of their search process, but prefer finalizing hotel selections and completing their bookings on desktop websites. This may be due in part to users generally finding the booking completion processes, including entering payment information, somewhat easier or more secure on a desktop than on a mobile device. We believe that over time and as more travelers become accustomed to mobile transactions, this sentiment may shift.
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
In the third quarter of 2018, we launched a new iOS and Android app, which have an improved user interface intended to encourage our users to increase their interaction with our content with the aim of improving our booking performance.
Advertiser structure
We generate most of our revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, HomeAway and ebookers, in the aggregate, accounted for 36% of our total revenue for each of the years ended December 31, 2016, 2017 and 2018, respectively. Booking Holdings and its affiliated brands, Booking.com and Agoda, accounted for 43%, 44% and 39% of our total revenue for the years ended December 31, 2016, 2017 and 2018, respectively. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. We believe that our business success in the long term will be enhanced by diversification among our advertisers, in particular by means of expanding our relationships with independent hotels, hotel chains and providers of alternative accommodation and continuing to act as a platform that enables travelers to compare hotel rooms that are offered by smaller and local OTAs or independent hotels or by the leading international brands.
We continued to take steps to increase advertiser diversity on our marketplace, including integrating vacation rental inventory onto our search platform, with the aim of integrating additional inventory of alternative accommodation going forward. Advertiser diversification allows us to improve the user experience by expanding the depth of our hotel and other accommodation offerings to facilitate price transparency as well as to improve the content quality, availability and usability of our advertisers’ offers, thereby increasing the value our users derive from our websites and apps. For example, some independent hotels and smaller hotel chains rely exclusively on their own websites and/or an OTA to distribute their offerings. Our engagement with such advertisers permits us to display an offer on behalf of that advertiser directly, making the offer accessible to our users, or increasing the number of offers if an accommodation was previously only available through an OTA. Direct engagement also permits an advertiser to have more control of the content and placement of its offer, since we are able to offer tools and assistance to optimize content and offer strategy on our marketplace.
We believe advertiser diversification could mitigate some of the risks we face with respect to consolidation within the travel content marketplace, as consolidation could over time reduce the number of offers we have available on our platform for each hotel, which could cause our services to become less valuable to users. Correspondingly, with fewer bids for offers from a consolidated group of advertisers, RPQR could decrease. We believe that as a result of the number of marketplace participants and the competition among various brands within consolidated OTAs, there has historically been sufficient liquidity on our marketplace to sustain competitive bid levels in our most relevant markets, such that if the top bidder leaves the platform, the next highest bidder moves into position to partially sustain our revenue. In 2017, we observed this to some extent as some of our largest advertisers withdrew from our marketplace for periods of time in certain geographic markets, although this testing activity had a significant negative impact on our financial results in 2017. In less liquid geographic markets, our initiative to connect hotels directly to our platform may mitigate, at least in small part, a potential decrease in OTA marketplace participants. As of December 31, 2018, we had direct relationships with over 500,000 hotels, representing over 15% of the total number of hotels advertised on trivago.

Results of Operations
Comparison of the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,			% Change
(in thousands)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Consolidated statement of operations:
Revenue	€485,942	€667,802	€583,395	37.4%	(12.6)%
Revenue from related party	268,227	367,581	331,421	37.0%	(9.8)%
Total revenue	754,169	1,035,383	914,816	37.3%	(11.6)%

Costs and expenses:
Costs of revenue, excluding amortization	4,273	5,930	5,435	38.8%	(8.3)%
Selling and marketing (1)	673,224	946,925	805,633	40.7%	(14.9)%
Technology and content	51,658	52,232	66,904	1.1%	28.1%
General and administrative	55,602	47,444	54,326	(14.7)%	14.5%
Amortization of intangible assets	13,857	3,220	1,684	(76.8)%	(47.7)%
Operating loss	(44,445)	(20,368)	(19,166)	54.2%	5.9%
Other income (expense):
Interest expense	(137)	(44)	(1,839)	67.9%	(4,079.5)%
Gain on deconsolidation of entity	—	2,007	—	n.m.	(100.0)%
Other, net	(139)	592	539	525.9%	(9.0)%
Total other income (expense), net	(276)	2,555	(1,300)	1,025.7%	(150.9)%
Income/(loss) before income taxes	(44,721)	(17,813)	(20,466)	60.2%	(14.9)%
Expense (benefit) for income taxes	6,670	(4,764)	1,086	(171.4)%	122.8%
Loss before equity method investment	(51,391)	(13,049)	(21,552)	74.6%	(65.2)%
Net income/(loss) from equity method investment	—	—	63	n.m.	n.m.
Net loss	(51,391)	(13,049)	(21,489)	74.6%	(64.7)%
Net loss attributable to noncontrolling interests	710	568	—	(20.0)%	(100.0)%
Net loss attributable to trivago N.V.	€(50,681)	€(12,481)	€(21,489)	75.4%	(72.2)%
n.m. not meaningful
(1) Includes €1.0 million of selling and marketing expense for the year ended December 31, 2018 that was not included in our unaudited results for the fourth quarter ended December 31, 2018.

	Year ended December 31,
	2016	2017	2018
Consolidated statement of operations as a percent of total revenue:
Revenue	64.4%	64.5%	63.8%
Revenue from related party	35.6%	35.5%	36.2%
Total revenue	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenue, excluding amortization	0.6%	0.6%	0.6%
Selling and marketing (1)	89.3%	91.5%	88.1%
Technology and content	6.8%	5.0%	7.3%
General and administrative	7.4%	4.6%	5.9%
Amortization of intangible assets	1.8%	0.3%	0.2%
Operating loss	(5.9)%	(2.0)%	(2.1)%
Other income (expense):
Interest expense	—%	—%	(0.2)%
Gain on deconsolidation of entity	—%	0.2%	—%
Other, net	—%	0.1%	0.1%
Total other income (expense), net	—%	0.2%	(0.1)%
Loss before income taxes	(5.9)%	(1.7)%	(2.2)%
Expense (benefit) for income taxes	0.9%	(0.5)%	0.1%
Loss before equity method investment	(6.8)%	(1.3)%	(2.4)%
Net income/(loss) from equity method investment	—%	—%	—%
Net loss	(6.8)%	(1.3)%	(2.3)%
Net loss attributable to non-controlling interests	0.1%	0.1%	—%
Net loss attributable to trivago N.V.	(6.7)%	(1.2)%	(2.3)%
(1) Includes €1.0 million of selling and marketing expense for the year ended December 31, 2018 that was not included in our unaudited results for the fourth quarter ended December 31, 2018.

Revenue
Our Total Revenue in the year ended December 31, 2018 consisted of Referral Revenue of €899.8 million and other revenue of €15.0 million. Our total revenue in the year ended December 31, 2017 consisted of Referral Revenue of €1,020.3 million and other revenue of €15.0 million. Our total revenue from the year ended December 31, 2016 consisted of Referral Revenue of €745.8 million and other revenue of €8.3 million.
2018 compared to 2017
Total revenue for the year ended December 31, 2018 was €914.8 million, representing a decrease of €120.6 million, or 11.6%, compared to the year ended December 31, 2017. Revenue from related party for the year ended December 31, 2018 decreased by €36.2 million, or 9.8%, compared to the year ended December 31, 2017, while revenue from third parties decreased by 12.6% for the same period. The revenue from both third parties and related party were negatively impacted by a decline in Qualified Referrals, lower levels of commercialization and unfavorable movements in foreign exchange rates.
Referral Revenue in the year ended December 31, 2018 decreased by €120.5 million, or 11.8%, compared to the same period in 2017. The number of Qualified Referrals decreased by 8.1% in the year ended December 31, 2018 compared to the same period in 2017. During the same period, RPQR decreased by 3.6%. The decline in Referral Revenue was driven by a decline in Qualified Referrals notably in the second half of 2018, lower levels of commercialization and unfavorable movements in foreign exchange rates.

The decrease in Qualified Referrals in the year ended December 31, 2018 was primarily due to a reduction in our Advertising Spend that began in the second quarter of 2018 across all segments, which was partly offset by the positive growth in Qualified Referrals in the first quarter of 2018. All segments reflected the impact on click-out rates from the attribution model and product optimization described above.
RPQR slightly decreased in the year ended December 31, 2018 as the RPQR decreased in Americas and RoW while it was partly offset by the RPQR increase in Developed Europe. We continued to experience negative impacts from lower levels of commercialization and unfavorable movements in foreign exchange while we observed a slight improvement in traffic quality in Developed Europe and RoW in the second half of 2018.
2017 compared to 2016
Total revenue for the year ended December 31, 2017 was €1,035.4 million, representing an increase of €281.2 million, or 37.3%, compared to the year ended December 31, 2016. Revenue from related parties for the year ended December 31, 2017 increased by €99.4 million, or 37.0%, compared to 2016, while revenue from third parties increased by 37.4% for the same period. The increase in revenue from third parties is due to the positive revenue effect in the first half of 2017 following the introduction of our relevance assessment as some third-party advertisers compensated for their lower relevance assessment by submitting higher CPC bids versus the Expedia Group on our marketplace. In the second half of 2017, advertisers were able to lower their CPC bids as these advertisers responded to the introduction of the relevance assessment, as described above.
Referral Revenue in the year ended December 31, 2017 increased by €274.5 million, or 36.8%, compared to 2016. This growth was primarily due to an increase by 35.8% in the number of Qualified Referrals in the year ended December 31, 2017 compared to 2016. During the same period, RPQR increased by 0.7%. The growth in Referral Revenue was driven by strong Advertising Spend and the positive Referral Revenue effects during the first half of 2017 following the introduction of our relevance assessment as described above. We reinvested additional Referral Revenue from the relevance assessment in advertising, which also had a positive effect on Referral Revenue during the first half of 2017. In the second half of 2017, we experienced a significant slowdown in Referral Revenue growth as some significant advertisers responded to the introduction of the relevance assessment as described above. This included an algorithm-driven pull back in our performance marketing Advertising Spend and a deceleration of our brand marketing expenditure growth. The second half of 2017 was also negatively impacted by lower levels of commercialization and increased volatility on our marketplace due to significant testing activities by our largest advertisers.
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

The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,			% Change
(in millions)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Americas	€286.4	€391.7	€316.0	36.8%	(19.3)%
Developed Europe	348.9	425.0	378.9	21.8%	(10.8)%
Rest of World	110.5	203.6	204.9	84.3%	0.6%
Total	€745.8	€1,020.3	€899.8	36.8%	(11.8)%

2018 compared to 2017
Referral Revenue in the Americas in the year ended December 31, 2018 decreased by €75.7 million, or 19.3%, compared to the year ended December 31, 2017. Referral Revenue in Americas was negatively impacted by the decline in Qualified Referrals, reflecting the reductions in our Advertising Spend, an unfavorable revenue shift towards lower RPQR locales, particularly away from North America in the second half of 2018, lower levels of commercialization and unfavorable foreign exchange effects, reflecting the relative weakening of the U.S. dollar to the euro notably in the first half of 2018 and the relative weakening of certain Latin American currencies to the euro throughout the year. During the year ended December 31, 2018, RPQR in Americas decreased by €0.20, or 10.4%, compared to the same period in 2017. The slight increase in RPR for the period of 2.6% was completely offset by a decline in the click-out rate of 12.1%, compared to the same period in 2017. The decline in the click-out rate reflected the impacts of our platform optimization measures and the new attribution model, which led to fewer referrals per Qualified Referral. RPQR development in Americas was negatively impacted by lower levels of commercialization particularly in the first nine months of 2018, a shift towards lower RPQR locales in the second half of 2018 and the negative foreign exchange effects described above, partly offset by slightly improved traffic quality.
Referral Revenue for Developed Europe in the year ended December 31, 2018 decreased by €46.1 million, or 10.8%, compared to the year ended December 31, 2017. Referral Revenue in Developed Europe was negatively impacted by a decline in Qualified Referrals and lower levels of commercialization, which were partly compensated by slightly improved traffic quality. During the same period, RPQR in Europe increased by €0.10, or 6.9%, as RPR increased by 19.6% for the period, which was partly offset by a reduction in the click-out rate for the period by 9.8%, reflecting the impacts of our platform optimization measures and the new attribution model, which led to fewer referrals per Qualified Referral. The increase in RPQR was driven by positive effects of improved traffic quality, partly offset by the negative impact from lower levels of commercialization in the first nine months of 2018.
Referral Revenue for the Rest of World in the year ended December 31, 2018 slightly increased by €1.3 million, or 0.6%, compared to the year ended December 31, 2017. Referral Revenue in RoW increased slightly compared to the same period in 2017 as the positive effects from increased Qualified Referrals in the first half of 2018 and slightly improved traffic quality were largely offset by lower levels of commercialization and unfavorable foreign exchange rate effects, reflecting the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro. During the same period, RPQR in Rest of World slightly decreased by €0.03, or 3.4%, even though RPR even increased by 6.3% for the period due to a reduction in the click-out rate for the period of 9.6%. The decline in the click-out rate reflected the impacts of platform optimization measures and the attribution model, which have led to fewer referrals per Qualified Referral. The slight decline in RPQR was driven by lower levels of commercialization and negative foreign exchange effects described above, while partly offset by slightly improved traffic quality.
2017 compared to 2016
Referral Revenue in the Americas in the year ended December 31, 2017 increased by €105.3 million, or 36.8%, compared to the year ended December 31, 2016. This growth was primarily due to an increase by 36.4% in the number of Qualified Referrals in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in Referral Revenue was primarily driven by the positive impact of the relevance assessment in the first half of 2017 and our advertisers' response to the introduction of the relevance assessment as well as lower levels of commercialization and increased advertiser testing activities described above. We also faced significant headwinds towards the end of 2017 as a result of the relative weakening of the U.S. dollar against the euro.During the same period, RPQR in the Americas increased by €0.01, or 0.5%, compared to 2016. The increase in RPR for the period of 8.6% was almost completely offset by a decline in the click-out rate of 7.7%. The decline in the click-out rate reflected the impacts of platform optimization measures and the new attribution model, which have led to fewer referrals per Qualified Referral. In addition, click-out rates tend to decrease with a growing share of mobile visits and a growing customer base as users become more familiar with the platform.
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
Cost of Revenue and Expenses
Cost of revenue, including related party
Our cost of revenue consists primarily of our data center costs, personnel-related expenses and share-based compensation for our data center operations staff and our customer service team. Cost of revenue, including from related party, was €4.3 million, €5.9 million and €5.4 million for the years ended December 31, 2016, 2017 and 2018, respectively.
2018 compared to 2017
Cost of revenue for the year ended December 31, 2018 decreased by €0.5 million, or 8%, compared to the year ended December 31, 2017 and was primarily driven by lower data center and server depreciation expenses of €0.4 million. Our personnel-related costs decreased by €0.1 million due to a decrease in headcount from 60 employees as of December 31, 2017 to 41 employees as of December 31, 2018 and were offset by a €0.1 million increase in share-based compensation.

2017 compared to 2016
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
Advertising expense consists of fees that we pay for our various marketing channels like TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing and content marketing.
Other selling and marketing expenses include research costs, production costs for our TV spots and other marketing material, as well as personnel-related expenses and share-based compensation for our marketing, sales, hotel relations and country development teams.

	Year ended December 31,			% Change
(in millions)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Advertising expense	€623.5	€884.7	€732.5	41.9%	(17.2)%
% of total revenue	82.7%	85.4%	80.1%
Other selling and marketing	38.8	58.7	69.9	51.3%	19.1%
% of total revenue	5.1%	5.7%	7.6%
Share-based compensation	10.9	3.5	3.3	(67.9)%	(5.7)%
% of total revenue	1.4%	0.3%	0.4%
Total selling and marketing expense (1)	€673.2	€946.9	€805.6	40.7%	(14.9)%
% of total revenue	89.3%	91.5%	88.1%
(1) Includes €1.0 million of selling and marketing expense for the year ended December 31, 2018 that was not included in our unaudited results for the fourth quarter ended December 31, 2018.

2018 compared to 2017
Selling and marketing expenses for the year ended December 31, 2018 decreased by €141.3 million, or 14.9%, compared to the year ended December 31, 2017, primarily due to the reductions in Advertising Spend we made starting in the second quarter of 2018. We implemented reductions in Advertising Spend across all segments, and they were reflected in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. These measures resulted in a decline of €152.2 million or 17.2% in Advertising Spend for the year ended December 31, 2018 compared to the year ended December 31, 2017. In Americas and RoW, Advertising Spend development benefited from favorable movements in foreign exchange rates notably in the first half of 2018, reflecting the relative weakening of the U.S. dollar and of certain currencies in the Asian Pacific region to the euro as a smaller part of the Advertising Spend in these regions was invoiced in local currencies.
Other selling and marketing expenses for the year ended December 31, 2018 increased by €11.2 million, or 19.1%, compared to the year ended December 31, 2017, primarily driven by increases in production costs for TV advertisements and the development of new creative concepts. Personnel-related costs for the year ended December 31, 2018 increased by €1.3 million, or 4.1%, mainly driven by an increase in social security expense resulting from an audit assessment by the German Social Security authorities in 2018 of €0.9 million, predominantly relating to prior periods. As our headcount was higher in the first two quarters of 2018 compared to the same period in 2017, compensation expense and related social security increased by €0.7 million compared to 2017, which was slightly offset by lower employee benefits by €0.9 million in the year ended December 31, 2018. We made severance payments of €0.6 million in the year ended December 31, 2018 as our headcount declined from 606 employees as of December 31, 2017 to 439 employees as of December 31, 2018, reflecting the change in our marketing strategy. Professional fees and other expenses for the year ended December 31, 2018 remained at the same level as in the year ended December 31, 2017, as the increase in our office and depreciation expense of €1.3 million was partly offset by the effect of the deconsolidation of myhotelshop. The increase in office and depreciation expense mainly resulted from the move to our new corporate headquarters in June 2018, which commenced depreciation of the building we carry on our balance sheet. Additionally, the related land rent expense was allocated across all operating expense categories since move-in. See Note 2—Significant accounting policies.
Share-based compensation decreased by €0.2 million, or 5.7%, in the year ended December 31, 2018 compared to the year ended December 31, 2017, mainly driven by award forfeitures partially offset by new grants during the year.
2017 compared to 2016
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
Other selling and marketing expenses for the year ended December 31, 2017 increased by €19.9 million, or 51.3%, compared to the year ended December 31, 2016 primarily driven by increases in production costs for TV advertisements, notably in Rest of World and Developed Europe, higher personnel-related costs and increased spending on marketing material. We also increased our headcount from 521 employees as of December 31, 2016 to 606 employees as of December 31, 2017, mainly related to employees hired for hotel sales teams to increase the acquisition of new hotels on our marketplace and expand our hotel services sales. This led to an increase in personnel-related expense of €6.1 million for the year ended December 31, 2017.
Share-based compensation decreased by €7.4 million, or 67.9%, in the year ended December 31, 2017 compared to the year ended December 31, 2016, which was primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods.
Technology and content
Technology and content expense consists primarily of expenses for technology development, product development and hotel search personnel and overhead, depreciation and amortization of technology assets including hardware, purchased and internally developed software and other professional fees (primarily licensing and maintenance expense), including share-based compensation expense.

	Year Ended December 31,			% Change
(in millions)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Personnel	€24.0	€34.0	€39.1	41.7%	15.0%
Share-based compensation, net of capitalized internal use software and website development costs	15.8	3.6	5.3	(77.2)%	47.2%
Depreciation of technology assets	3.9	4.0	6.1	2.6%	52.5%
Professional fees and other	8.0	10.6	16.4	32.5%	54.7%
Total technology and content	€51.7	€52.2	€66.9	1.0%	28.2%
% of total revenue	6.9%	5.0%	7.3%

2018 compared to 2017
Technology and content expense for the year ended December 31, 2018 increased by €14.7 million, or 28.2%, compared to the year ended December 31, 2017, mainly due to increased professional fees and other expenses, depreciation, and personnel-related costs. Professional fees and other expenses increased by €5.8 million, or 54.7%, mostly due to a €3.1 million increase in our costs for third-party IT service providers, as we continued to invest in our platform to improve our users' experience. Depreciation and office expense for the year ended December 31, 2018 increased by €2.1 million and €1.8 million, respectively, or 52.5% and 53.0%, respectively, compared to the year ended December 31, 2017, mainly due to the move to our new corporate headquarters in June 2018, which commenced depreciation of the building we carry on our balance sheet. Also, the related land rent expense was allocated across all operating expense categories since move-in. See Note 2—Significant accounting policies. Additionally, Technology and content headcount was proportionally larger in 2018 than in 2017, leading to higher depreciation and office expense cost allocation. The increase in technology and content expense for the year ended December 31, 2018 was also driven by increases in personnel-related costs by €5.1 million, or 15.0%. Even though our headcount reduced from 652 employees as of December 31, 2017 to 620 employees as of December 31, 2018, our compensation expense and related social security amounts increased by €5.9 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, as our headcount was higher in the first half of 2018 compared to the same period in 2017. Our personnel-related costs increased as well due to an audit assessment by the German Social Security authorities of €0.9 million in 2018, predominantly relating to prior periods. These increases were slightly offset by a higher capitalization of our developers' salaries, as well as lower employee benefits in the year ended December 31, 2018, compared to the year ended December 31, 2017. Our share-based compensation increased by €1.7 million for the year ended December 31, 2018 driven by new grants that were partly offset by forfeitures during the year.
2017 compared to 2016
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

General and administrative
General and administrative expense consists primarily of professional fees for external services including legal, tax and accounting, as well as personnel-related costs including those of our executive leadership, finance, legal and human resource functions. It also includes shared services costs calculated and allocated by Expedia Group to us and other costs including other overhead costs, depreciation and share-based compensation.

	Year ended December 31,			% Change
(in millions)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Personnel	€9.8	€15.3	€19.1	56.1%	24.8%
Share-based compensation	26.3	8.8	12.0	(66.5)%	36.4%
Related party shared services allocation	4.2	0.1	0.0	(97.6)%	(100.0)%
Professional fees and other	15.3	23.2	23.2	51.6%	—%
Total general and administrative	€55.6	€47.4	€54.3	(14.7)%	14.6%
% of total revenue	7.4%	4.6%	5.9%

2018 compared to 2017
General and administrative expense for the year ended December 31, 2018 increased by €6.9 million, or 14.6%, compared to the year ended December 31, 2017, primarily due to an increase in personnel-related costs of €3.8 million, or 24.8%, and an increase in share-based compensation of €3.2 million, or 36.4%, which was mainly driven by new grants that were partly offset by forfeitures during the year. Personnel-related costs increased mostly due to an increase in compensation expense and related social security amounts of €3.1 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, as our headcount was higher in the first three quarters of 2018 compared to the same periods in 2017. Our headcount decreased from 291 employees as of December 31, 2017 to 254 employees as of December 31, 2018, reflecting our effort to streamline our internal support functions. Also, our personnel-related costs increased due to an audit assessment by the German Social Security authorities of €0.3 million, predominantly relating to prior periods. Professional fees and other expenses for the year ended December 31, 2018 remained stable compared to the year ended December 31, 2017, primarily due to a decrease in losses on receivables by €1.6 million resulting mostly from an adjustment in 2018 to losses recorded in prior periods, and a decrease in office expense of €0.6 million resulting mostly from the allocation of the land rent of our new corporate headquarters across all operating expense categories since move-in, see Note 2—Significant accounting policies, that were offset by the €1.0 million impairment of an internal-use software in the second quarter of 2018 and an increase in our depreciation expense of €0.6 million. Our legal and financial consulting expenses decreased by €0.9 million in the year ended December 31, 2018 compared to the same period in 2017, which was offset by an increase in our audit expense.
2017 compared to 2016
General and administrative expense for the year ended December 31, 2017 decreased by €8.2 million, or 14.7%, compared to the year ended December 31, 2016, primarily due to a decrease of €17.5 million of share-based compensation expense mainly driven by fluctuations in the fair value accounting treatment of awards which were classified as liability awards in the prior periods. Professional fees and other for the year ended December 31, 2017 increased by €7.9 million, or 51.6% compared to the year ended December 31, 2016, mainly driven by an increase of €7.0 million in legal and consulting fees, including audit and financial consultancy fees. At the same time, legal, tax, and other service costs performed by Expedia Group on our behalf that were pushed down to us declined by €4.1 million. Personnel-related costs for the year ended December 31, 2017 increased by €5.5 million, or 56.1%, compared to the year ended December 31, 2016, primarily driven by an increase in headcount in our Human Resources and Finance departments from 187 employees as of December 31, 2016 to 291 employees as of December 31, 2017 as we continued to build up internal expertise in these areas.
Amortization of intangible assets
Amortization of intangible assets was €1.7 million in the year ended December 31, 2018, and €3.2 million and €13.9 million in the years ended December 31, 2017 and December 31, 2016, respectively. The decreases of €1.5 million and €10.7 million for the years ended December 31, 2018 and December 31, 2017, respectively, are due to certain intangible assets that were fully amortized during the first quarter of 2017 and 2016, respectively. The amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago GmbH in 2013. The financial statements reflect Expedia Group’s basis of accounting due to this change in control in 2013.
Operating loss
Our operating loss was €19.2 million for the year ended December 31, 2018 compared to an operating loss of €20.4 million for the year ended December 31, 2017. This improvement was mainly driven by the optimization and recalibration of Advertising Spend since the second quarter of 2018 that led to a significant reduction of Selling and marketing expenses. Reductions in Cost of revenue expenses and Amortization of intangible assets further contributed to the reduction of the operating loss in the year ended December 31, 2018. These reductions were partly offset by higher Technology and content costs and an increase in General and administrative expenses.
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
Other, net
Other, net was €0.5 million for the year ended December 31, 2018, and €0.6 million and €(0.1) million in the years ended December 31, 2017 and December 31, 2016, respectively. Other, net is primarily driven by foreign exchange rate gains (losses) and income from ADSs offset by custodial fees related to ADS.
Foreign exchange rate losses were €0.6 million for the year ended December 31, 2018, reflecting the relative weakening of the U.S. dollar to the euro notably in the first half of 2018 and the relative weakening of certain Latin American currencies to the euro throughout the year ended December 31, 2018. Foreign exchange gains were €0.1 million and €0.0 million for the years ended December 31, 2017 and December 31, 2016, respectively.
The foreign exchange rate loss for the year ended December 31, 2018, was offset mainly by net income from ADS fees of €0.4 million, additional income from our campus canteen of €0.3 million and government subsidies for research and development activities of €0.3 million in the year ended December 31, 2018.

Expense (benefit) for income taxes

	Year ended December 31,			% Change
(in millions)	2016	2017	2018	2017 vs 2016	2018 vs 2017
Expense (benefit) for income taxes	€6.7	€(4.8)	€1.1	(171.6)%	122.9%
Effective tax rate	(14.9)%	26.7%	(5.3)%
Our effective tax rate was (5.3)% in 2018, 26.7% in 2017 and (14.9)% in 2016. This is mainly due to non-deductible share-based compensation of (pre-tax) €20.7 million in 2018, €16.0 million in 2017 and €53.7 million in 2016. Furthermore, corporate costs were pushed down from Expedia Group of (pre-tax) €0.1 million for 2017 and €4.2 million for 2016, which are non-deductible for tax purposes. No amounts were pushed down from Expedia Group in 2018. In 2018, €0.2 million and in 2017 €3.2 million is related to the recognition of previously unrecognized net operating losses. Other differences in 2018 relate to one-off items during the year, including €0.8 million relating to foreign withholding tax deductions. In 2016, €1.9 million is related to tax losses of the current year for which no deferred tax asset was recognized (valuation allowance).
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
Interest rate risk
Because the interest rate on our credit facility is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any advances under our credit facility. For the years ending December 31, 2018, 2017 and 2016, we had no amounts outstanding under our credit facility. Expedia Group currently guarantees our credit facility. If Expedia Group does not continue to guarantee our credit in the future, our borrowing costs could increase.
We did not experience any significant impact from changes in interest rates for the years ended December 31, 2016, 2017 or 2018.
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
Changes in foreign exchange rates can amplify or mute changes in the underlying trends in our revenues and RPQR. Although we have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenues they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €0.7 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable, and accounts payable balances as of December 31, 2018. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the years ended December 31, 2016, 2017 and 2018, we recorded net foreign exchange rate gains (losses) of €0.0 million, €0.1 million and €(0.6) million, respectively.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 36% of our total revenue for each of the years ended December 31, 2016, 2017 and 2018, respectively, and 31%, 47% and 41% of total accounts receivable as of December 31, 2016, 2017 and 2018, respectively. Booking Holdings and its affiliates represented 43%, 44% and 39% of our revenue for the years ended December 31, 2016, 2017 and 2018, respectively, and 48%, 28% and 35% of total accounts receivable as of December 31, 2016, 2017 and 2018, respectively.
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

Revenue recognition
Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We derive our revenues from the following streams:
Referral Revenue
Revenue relates to fees earned on the display of a customer‘s (advertiser‘s) link on the trivago website on a cost-per-click (CPC) basis. Revenue from click-through fees is recorded after the traveler makes the click-through to the related advertiser’s website. Control is deemed to have transferred at a point in time, being when the link or advertisement has been displayed and the click-through to the customer's website has occurred. The prices per click for an advertising campaign, which generally have a duration of one month or less, are negotiated in advance, thus, the amount to be recognized as revenue for the respective click is fixed and determinable when the performance obligation has been satisfied.
Most of our revenue is invoiced on a monthly basis after the performance obligation has been satisfied with payment terms between 10 to 90 days. For some advertisers we require prepayments.
Subscription Revenue
Revenue from subscription services is recognized ratably over the contract term, which is 12 months or less from the subscription commencement date. Customers may choose to be billed annually or monthly via SEPA or credit card. The price per subscription is fixed and determinable when the contract commences.
We consider ourselves principal in all our revenue transactions.
We do not have any unsatisfied performance obligations for contracts with an original expected length of one year or less and contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. As permitted under ASC 606-10-55, we elected not to disclose the transaction price allocated to performance obligations expected to be satisfied in future periods.
Deferred Revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. Deferred revenue changed from €8.9 million as of December 31, 2017 to €7.9 million as of December 31, 2018. During the year ended December 31, 2018, €8.0 million were recognized as revenue that were included in the beginning deferred revenue balance as of December 31, 2017.
Leases
We lease office space in several countries under non-cancellable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier. Additionally we have entered into subleases for unoccupied leased office space. We recognize sublease payments on a straight-line basis over the term of the sublease.
We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease.
The contractual lease agreement for our new campus in Düsseldorf triggered build-to-suit treatment under U.S. GAAP during the construction period of both buildings. We moved into the first building in June 2018, at which point it was determined that the sale-leaseback guidance was not met, resulting in our accounting for the lease as a financing obligation. We have bifurcated our lease payments relating to the premises into a portion that is allocated to the building (a reduction of the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December 31, 2016, 2017 and 2018, we have recorded €1.7 million, €1.7 million and €1.8 million respectively, of land rent expense in connection with this lease. Until our move-in in June 2018, our non-cash land expense was entirely classified as general and administrative expense. Since our move, we have been allocating these expenses to all of our operating costs. Depreciation on the building commenced upon construction completion, resulting in €1.6 million of depreciation expense for the year ended December 31, 2018, of which the majority is recorded as technology and content expense. The second building relating to our campus remains under construction at December 31, 2018 and is accounted for as a build-to-suit. Upon adoption of ASU 2016-02, this second building is expected to be derecognized from our balance sheet.
Under the new lease accounting standard that the company will be adopting on January 1, 2019, we have to estimate the Incremental Borrowing Rate (IBR) to use as the discount rate for initial measurement of the operating lease liability and the related right-of-use asset. Estimating the IBR requires assessing a number of inputs, including an estimated synthetic credit rating, collateral adjustments and interest rates. Whilst the IBR is only subsequently modified if the lease term changes or if the lease is modified, the impact of adoption of the lease standard, as disclosed in Note 2—Significant accounting policies, Adoption of new accounting pronouncements, was subject to judgments made regarding the assumptions used.
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
In addition to measuring the fair value of our reporting units as described above, we consider the combined fair values of our reporting units in relation to the company’s total fair value.
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
Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations. For the years ended December 31, 2016, 2017 and 2018, our advertising expense was €623.5 million, €884.7 million and €732.5 million, respectively.

As of December 31, 2017 and 2018, we had €12.6 million and €6.3 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.
Share-based compensation
Share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by the Expedia Group (formerly Expedia, Inc.) in 2013. During 2017 and 2018, there were additional awards granted in connection with the Omnibus Incentive Plan to employees of trivago.
The fair value of share options accounted for as equity settled transactions is measured at the grant date using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history relatable to the expected term of our awards, the expected share price volatility for our Class A shares was estimated by taking the median historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. Prior to the IPO, we previously based our expected term assumptions on the terms and conditions of the employee share option agreements, and scheduled exercise windows. Post-IPO, we have used the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term to estimate the term for all option grants subsequent of the IPO. The simplified method was used as we do not have sufficient relatable historical term data available. Prior to the IPO, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. Subsequent to the IPO, the share price assumption used in the model is based our publicly traded share price on the date of grant. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options are service-based awards which vest between one and three years and have contractual terms that align with prescribed liquidation windows.
We have performance-based share options which vest upon achievement of certain company-based performance conditions and service conditions. On the date of grant, we determine the fair value of the performance-based award using the Black-Scholes option pricing model. The awards are then assessed to determine the probability of the award vesting. If assessed as probable, we record compensation expense for these awards over the total performance and service period using the accelerated method. At each reporting period, we reassess the probability of achieving the performance targets, which requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets. As at December 31, 2018, there were no awards remaining subject to a performance target condition to be determined in a future period.
In 2018, Restricted Stock Units (RSUs), which are stock awards entitling the holder to shares of common stock as the award vests, were granted. The RSUs are service-based awards which vest between one and three years. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value, net of actual forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis.
Prior to the IPO, we classified certain employee option awards as liabilities when we deemed it not probable that the employees holding the awards would bear the risks and rewards of stock ownership for a reasonable period of time. We remeasured these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relied upon an estimate of the fair value of trivago’s shares as of the reporting date which was determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date was equal the settlement amount. Upon the IPO, all liability classified awards were reclassified to equity settled awards. For the years ended December 31, 2017 and 2018, we had no option awards classified as liabilities.
We recognize the effect of forfeitures in the period that the award was forfeited.

B.	Liquidity and capital resources
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. During the year ended December 31, 2016, we utilized €20.0 million under our credit facility and subsequently repaid all obligations outstanding. We did not utilize the credit facility during the years ended December 31, 2017 and 2018.
On July 23, 2015, we entered into an agreement to design and build our new headquarters in Düsseldorf, Germany. As part of that agreement, Expedia Group had guaranteed certain payments due by trivago. The guarantee by Expedia Group ended upon receipt of a bank guarantee for €2 million by trivago, which we obtained in July 2017.
For the year ended December 31, 2018, cash and cash equivalent decreased by €28.6 million to €164.3 million. The decrease was mainly driven by a negative cash flow from investing activities, which primarily related to the new campus building, and a negative cash flow from operating activities mainly resulting from changes in operating assets and liabilities as discussed in more detail below.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5 F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our credit facility and cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.
 The following table summarizes our cash flows for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
(in millions)	2016	2017	2018
Cash flows provided by/(used in) operating activities	€31.3	€(8.5)	€(4.6)
Cash flows used in investing activities	(9.0)	(18.3)	(24.1)
Cash flows provided by/(used in) financing activities	187.6	(7.2)	0.2

Cash Flows Provided by/(Used in) Operating Activities
For the year ended December 31, 2018, net cash used in operating activities decreased by €3.9 million to €(4.6) million. In the year ended December 31, 2018 net cash used in operating activities was mainly driven by changes in operating assets and liabilities, offset by positive effects from net income excluding non-cash expenses. Changes in operating assets and liabilities resulted in a decrease in cash and cash equivalents of €18.3 million primarily due to increased accounts receivable and declining accounts payable. Accounts receivable increased by €12.5 million, of which €0.6 million were related party receivables, as of December 31, 2018 compared to December 31, 2017, mainly due to delayed payments from advertisers. Accounts payable decreased by €17.7 million as of December 31, 2018 compared to December 31, 2017, primarily due to the decline in Advertising Spend, which decreased from €149.7 million in the fourth quarter of 2017 to €100.9 million in the fourth quarter of 2018.
For the year ended December 31, 2017, net cash used in operating activities increased by €39.8 million to to €(8.5) million. This negative cash flow from operating activities was primarily driven by a change from a working capital benefit in 2016 into a working capital deficit in 2017 and decreased share-based compensation, due to a one-time call option exercised by Expedia Group in 2016. The working capital deficit was mainly driven by a standardization of related party payment terms, which delayed our receipt of related party revenue until after month-end close, resulting in increased accounts receivables.
For the year ended December 31, 2016, net cash provided by operating activities increased by €32.2 million to €31.3 million of cash provided. This was primarily due to an increase in operating income (after adjusting for impacts of depreciation and amortization of €13.7 million) from 2015 to 2016 and a change from a working capital deficit in 2015 to a working capital benefit in 2016.
Cash Flows Used in Investing Activities
For the year ended December 31, 2018, cash used in investing activities increased by €5.8 million to €(24.1) million, primarily due to increased capital expenditures including internal-use software and website development.
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
Cash Flows Provided by/(Used in) Financing Activities
For the year ended December 31, 2018, cash used in financing activities decreased by €7.4 million to cash provided by financing activities of €0.2 million resulting from net proceeds from issuance of common stock.
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

C.	Research and development expenses, patents and licenses, etc.
See “Item 4 B. Business overview.”

D.	Trend information
See “Item 5 A. Operating results.”

E.	Off-balance sheet arrangements
Other than the items described below under “—Tabular disclosure of contractual obligations,” as of December 31, 2018, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F.	Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Lease obligations(1)(2)	€76.9	€10.4	€18.3	€16.2	€32.0
Purchase obligations(3)	19.8	19.8	0.0	0.0	0.0
Total	€96.7	€30.2	€18.3	€16.2	€32.0
(1) Lease obligations include estimated future minimum rental payments under operating leases with non-cancelable lease terms and financing obligations under the failed sale-leaseback of our corporate headquarters. The lease obligations have not been reduced by minimum sublease rental income of €1.9 million due in the future under non-cancelable sublease agreements for unoccupied leased office space.
(2) Currently recognized on our balance sheet as of December 31, 2018 is an asset retirement obligation of €0.6 million related to our main headquarters located in Düsseldorf, Germany. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
(3) Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

G.	Safe Harbor
See “Special note regarding forward-looking statements.”

H.	Non-GAAP financial measures
See “Item 3 A. Selected financial data” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss.

Item 6: Directors, senior management and employees

A.	Directors and senior management
Members of our management board and supervisory board
The following tables present information about our management board members and our supervisory board members including their ages and position as of the date of this annual report. The current business addresses for the members of our management and supervisory boards is c/o trivago N.V., Kesselstrasse 5 - 7, 40221 Düsseldorf, Germany.
Management board

Name	Age	Position
Axel Hefer	41	Managing Director for Finance, Legal, International, Marketing and Marketplace (chief financial officer)
Rolf Schrömgens	42	Managing Director for Product, People and Culture (chief executive officer)
Johannes Thomas	31	Managing Director for Advertiser Relations
The following paragraphs set forth biographical information regarding our management board members.
Axel Hefer was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2016 until our cross-border merger. He also serves as a non-executive director of Spark Networks SE. Prior to joining trivago GmbH, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the former Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.
Rolf Schrömgens was initially appointed as a managing director of the company in 2016 and served as a managing director of trivago GmbH from 2005 until our cross-border merger. Prior to joining trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).
Johannes Thomas was initially appointed as a managing director of the company in 2016. He joined trivago GmbH in 2011 as Global Head of SEM and served as a managing director of trivago GmbH from 2015 until our cross-border merger. Before joining trivago GmbH, Mr. Thomas worked as a Marketing Executive at isango! (TUI today), a website for booking travel experiences from 2009 to 2010. He later founded his own company, which operated travel sites in Germany, Italy and Spain.
Changes to our management board in 2018
On June 8, 2018, our general meeting reappointed Axel Hefer, Rolf Schrömgens and Johannes Thomas to our management board, each for a term of one year, except for Mr. Hefer who has been reappointed for a term of five years. Our general meeting of shareholders did not reappoint Andrej Lehnert, Malte Siewert and Peter Vinnemeier as members of our management board.

Supervisory board

Name	Age	Year of appointment	Expiration of current term
Robert Dzielak	48	2018	2021
Peter M. Kern	51	2016	2019
Hiren Mankodi*	45	*	*
Frédéric Mazzella	42	2016	2019
Mark D. Okerstrom	46	2016	2019
Niklas Östberg	38	2016	2019
David Schneider	36	2016	2019
*On July 23, 2018, Hiren Mankodi was designated as temporary member of our supervisory board, pending his appointment by our general meeting of shareholders in June 2019. For more information, see "—Changes to our supervisory board in 2018" below.
The following is a brief summary of the business experience of our supervisory board members.
Robert J. Dzielak has served as Expedia Group’s Chief Legal Officer and Secretary since March 2018, previously serving as its Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak had previously served as Senior Vice President and acting General Counsel since October 2011. Since joining the Company as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Mr. Dzielak held primary responsibility for the worldwide litigation portfolio of the Company and its brands. Prior to joining Expedia Group, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Mr. Dzielak received his J.D. from The John Marshall Law School. Mr. Dzielak is currently a member of the Supervisory Board of trivago N.V.
Peter M. Kern has been a director of Expedia Group since completion of the IAC/Expedia Spin-Off and has served as Vice Chairman of Expedia Group since June 2018. Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. Mr. Kern has served on the Board of Directors of Tribune Media Company since October 2016, where he currently also serves as Chief Executive Officer, as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company, since April 2013, and since 2016, as a member of supervisory board of trivago, N.V., a majority-owned subsidiary of Expedia Group. Mr. Kern also serves on the boards of several of private companies. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.
Hiren Mankodi currently serves as Managing Director for Charlesbank Capital Partners, leading the firm’s technology investing efforts. Previously he was as a co-founding partner at Pamplona TMT, a private equity firm focusing on the technology, media and telecom private equity sector. Prior to that, he was a Managing Director at Audax Private Equity where he led the firm’s technology investing efforts. He has over 18 years of private equity and venture capital investing experience, including investments in the enterprise software, infrastructure software, digital media, healthcare IT, technology-enabled services, and industrial technology sectors.
Frédéric Mazzella has been the Founder and Chairman of Comuto S.A. (BlaBlaCar) since 2006 and was Chief Executive Officer from 2006 to 2016. In 2018, Mr. Mazzella was also elected Co-President of France Digitale, the largest startup association in Europe representing 1,300 startups. Mr. Mazzella holds an M.B.A. from INSEAD, a Master's degree in computer science from Stanford University and a Master's degree in physics from École Normale Supérieure.

Mark D. Okerstrom has served as Expedia Group’s President and Chief Executive Officer and as a director of Expedia Group since August 2017. Previously, he served as Expedia Group’s Chief Financial Officer and Executive Vice President of Operations from October 2014 until August 2017, Chief Financial Officer and Executive Vice President from September 2011 until October 2014, Secretary from October 2011 until April 2012, and Senior Vice President of Corporate Development from February 2009 to September 2011. Having joined Expedia Group in October 2006, Mr. Okerstrom previously served as Vice President, Corporate Development and as Senior Director, Corporate Development. Prior to joining Expedia Group, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and worked with UBS Investment Bank in London. Prior to that, Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London. Mr. Okerstrom holds an M.B.A. from Harvard Business School and a law degree from the University of British Columbia. Mr. Okerstrom is currently chairman of the supervisory board of trivago N.V., a majority-owned subsidiary of Expedia Group.
Niklas Östberg is the co-founder of Delivery Hero SE and has served as its Chief Executive Officer since May 2011. He also served as director of the board until its public offering in July 2017. Prior to this, Mr. Östberg was co-founder and chairman of the board of Online Pizza Norden AB from 2008 and May 2011. Mr. Östberg holds a Master's degree from the Royal Institute of Technology in Stockholm, Sweden.
David Schneider has served as a director of Zalando SE since 2008. He also serves as a director or limited partner of several Zalando subsidiaries and private investment vehicles. Mr. Schneider holds a Master's degree in Business Administration from WHU-Otto-Beisheim School of Management in Vallendar, Germany.
Agreements regarding the supervisory board and the management board
Members of our supervisory board and members of our management board have been appointed pursuant to the terms of Amended and Restated Shareholders’ Agreement. See “Item 6 C. Board practices” and “Item 7 B. Related party transactions”.
Changes to our supervisory board in 2018
On July 23, 2018, the supervisory board accepted the resignations of Mieke De Schlepper as a member of our supervisory board and of Peter Kern as chairman of our Audit Committee. Mr. Kern remained a member of our supervisory board. On the same day, our supervisory board designated Hiren Mankodi as temporary member of supervisory board and chairman of our Audit Committee. Mr. Mankodi’s designation is pending his appointment by our general meeting of shareholders in June 2019. Upon his designation as temporary member of the supervisory board, Mr. Mankodi had all powers and responsibilities of a supervisory board member, as if he had been appointed by the general meeting of shareholders. On June 8, 2018, Robert Dzielak was appointed as a member of the supervisory board after initially being designated as a temporary member of the supervisory board in 2017.

B.	Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to the year ended December 31, 2018 is described in the tables below. Our management board received the following cash compensation with respect to service in the fiscal year 2018:

(in thousands)	Hefer	Lehnert(1)	Schrömgens	Siewert(1)	Thomas	Vinnemeier(1)
Periodically-paid remuneration	€240	€105	€240	€105	€240	€105
Bonuses	€162	—	—	—	€135	—
Profit Participation	—	—	—	—	—	—
Total cash compensation	€402	€105	€240	€105	€375	€105
(1) Messrs. Lehnert, Siewert and Vinnemeier were not reappointed as members of the management board at our general meeting of shareholders that was held on June 8, 2018. Mr. Lehnert's salary is prorated for the portion of the year he served as a managing director.

In each case, our management board met the objectives set forth as a condition for the awarding of the respective bonus paid to them. In 2018, Rolf Schrömgens waived his cash bonus, and the supervisory board awarded Messrs. Hefer and Thomas an all-cash performance bonus, included in the bonus amounts in the table above. As of December 31, 2018, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members. In 2018, Johannes Thomas exercised options at a strike price of €0.06 to receive 50,000 ADSs.
Our management board held the following options (both vested and unvested) as of December 31, 2018:

Beneficiary	Grant date	Vesting date	Number of options outstanding(1)	Strike price	Expiration Date(2)
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	63,830	€0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	600,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	1,276,000	$7.17	Dec. 20, 2024
	Dec. 20, 2017	Jul. 2, 2020, Jan. 2, 2023	1,500,000	$7.17	Dec. 20, 2024
Schrömgens	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
Thomas	March 18, 2014	June 7, 2015, 2017	170,213	€2.11	None
	May 15, 2015	March 8, 2016, 2017, 2018	110,639	€2.11	None
	May 15, 2015	July 31, 2017	86,948	€0.06	None
	July 16, 2015	July 16, 2015	25,678	€0.06	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	476,000	$7.17	Dec. 20, 2024
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

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2018 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2018:

($ in thousands)	Kern	Mazzella	Mankodi(1)	Östberg	Schneider
Periodically-paid remuneration	45	45	20	45	45
Bonuses	—	—	—	—	—
Profit Participation	—	—	—	—	—
Total cash compensation	45	45	20	45	45
(1) On July 23, 2018, our supervisory board designated Hiren Mankodi as temporary member of supervisory board and chairman of our Audit Committee. His designation is pending his appointment by our general meeting of shareholders in June 2019.
Mr. Dzielak and Mr. Okerstrom were not provided with any compensation for their service on our supervisory board for the year ended December 31, 2018.
Our supervisory board held the following options (both vested and unvested) as of December 31, 2018:

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price (in $)	Expiration Date
Dzielak	—	—	—	—	—
Kern	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	74,135	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	125,520	7.17	Dec. 20, 2024
Mankodi	Aug. 17, 2018	Jul. 2, 2019, 2020, 2021	90,408	4.42	Aug. 17, 2025
Mazzella	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	65,898	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	111,576	7.17	Dec. 20, 2024
Okerstrom	—	—	—	—	—
Östberg	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	7.17	Dec. 20, 2024
Schneider	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	7.17	Dec. 20, 2024
As of December 31, 2018, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. In the year 2018, none of our supervisory board member exercised any options in trivago N.V.

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
Eligibility.    Management board members, supervisory board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates are eligible for awards under the 2016 Plan.
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
Term.    Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan will also has a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan.
Compensation principles
Senior management
The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, compensation arrangements for our senior management have been designed to align a portion of their compensation with the achievement of our business objectives and strategy. Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for our company, as well as on an individual basis. Once the results of the year are known, bonus payments and any equity award compensation are determined at the discretion of our board and, with respect to senior management reporting to the CEO, considering recommendations made by the CEO.

Employees
We believe in cultivating an inspiring environment where our employees can thrive and feel empowered to do their best. Our aim is to attract intrinsically motivated individuals, and nurture and retain the most capable and driven of them to support our culture of learning, authenticity and entrepreneurship.
Our remuneration policy is designed to attract and retain employees, and reward them for achieving our goals and objectives as a business, and working productively together based on the “core values" (see above “Item 4 B. Business overview—Our employees and culture”)
We use an individualized approach to compensation that reflects the value contribution of each employee to our organization. We believe that employees who contribute significantly to our success should receive increased compensation and measures should be taken to retain them, for example through the award of stock options. The unique context of the position profile - in particular in relation to similar roles both at trivago and externally - as well as the scope of responsibilities taken on by that employee are other important factors for the development of employee compensation.
Salaried employees are rewarded on a total rewards basis, which includes fixed income and long-term incentive awards, such as stock options. Compensation is awarded on a fixed rather than variable basis in order to emphasize intrinsic (rather than extrinsic) motivation. We aim to ensure that each employee’s compensation is fair and is aligned to the scope and breadth of his or her activities as well as to the value that person creates. At trivago, we review our compensation decisions on a yearly basis. We believe that fairness is created by analyzing compensation at one point in time for all our employees. Rather than negotiating salary increases, we aim to run a fair, objective and merit-based process for compensation decisions.
Short-term remuneration policy
An important component of our remuneration policy is the use of the short-term incentive remuneration, which supports our results-focused culture and the engagement of our employees. We believe in making appropriate and meaningful distinctions in recognizing and rewarding our employees’ performance. We complement the base compensation of our employees by offering ad-hoc bonuses (rewarded by a responsibility lead for creating extraordinary value) and peer bonuses (a special and unexpected thanks for extraordinary efforts, awarded by other employees). We believe it is essential that these incentives are not expected by our employees as part of their compensation and that they are awarded only after the performance of extraordinary work.

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

1.
sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than $1,000,000, or (ii) between $1,000,000 and $10,000,000 except to the extent prior notice is provided to Expedia Group and such sale, transfer, lease or other disposition would be permitted under Expedia Group’s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any subsidiary (except to the extent prior notice is provided to Expedia Group and such merger or sale is permitted under Expedia Group’s credit facilities);

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
If, at the beginning of a fiscal year, no new annual business plan is in effect because the supervisory board did not approve the annual business plan submitted by the management board or the management board did not submit an annual business plan as and when required under the management board rules, the annual business plan for the previous business year shall stay in effect until such time when the supervisory board approves a new annual business plan for the running fiscal year, provided that the target figures for revenue and adjusted EBITDA shall increase by 15% to the previous annual business plan and expense items shall be adjusted accordingly.
Our management board is comprised of three members, and must consist of three to six members. Our management board members have been appointed pursuant to our deed of incorporation. The composition of our management board is subject to the rights of the Founders and Expedia Group (through ELPS) under the Amended and Restated Shareholders’ Agreement.
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
Our supervisory board is comprised of seven members, including one temporary board member (pending his appointment by the general meeting). Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members were selected by Expedia Group (through ELPS) and three supervisory board members were selected by the Founders. Each supervisory board member was appointed for a term of three years.
Our supervisory board members were appointed by the general meeting of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that any new supervisory board member will be proposed for nomination by either ELPS or the Founders as applicable, depending on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. ELPS and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that ELPS may designate the chairman of the supervisory board. The chairman will be entitled to cast a tie-breaking vote.
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
Director independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist exclusively of independent supervisory board members. However, our supervisory board has determined that, under current Nasdaq listing standards regarding independence, and taking into account any applicable committee standards, Messrs. Mankodi, Mazzella, Östberg and Schneider would be considered independent supervisory board members.
Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Messrs. Mankodi, Mazzella, Östberg and Schneider will be independent supervisory board members. See “Item 16 G. Corporate governance.”

Committees of the supervisory board
Our supervisory board has established an audit committee and a compensation committee.
Audit Committee
The audit committee consists of Messrs. Mankodi, Östberg, and Schneider and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Mankodi serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Mankodi is considered an “audit committee financial expert” as defined by the SEC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under Nasdaq rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
Mr. Alan Pickerill has observer status on our Audit Committee, and he is the Chief Financial Officer of Expedia Group, Inc., our indirect majority shareholder. He is relying on an exemption of the Nasdaq listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See "Item 16 D. Exemptions from the listing requirements and standards for audit committees."
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
Compensation committee
The compensation committee consists of Messrs. Dzielak and Okerstrom, and assists the supervisory board in determining the compensation of the management board and the supervisory board, in accordance with the remuneration policy that has been determined by the general meeting of shareholders. Mr. Okerstrom serves as chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member compensation. Pursuant to exemptions from such independence standards as a result of being a controlled company, the members of our compensation committee may not be independent under such standards.

The compensation committee is responsible for:

•	recommending each managing director’s compensation to the supervisory board and recommending to the supervisory board regarding compensation for supervisory board members;

•	identifying, reviewing and approving corporate goals and objectives relevant to management and supervisory board compensation;

•	reviewing and approving or making recommendations regarding our incentive compensation and equity-based plans and arrangements;

•	reviewing and discussing with management the compensation disclosures to be included in filings and submissions with the SEC;

•	preparing an annual compensation committee report; and

•	reporting regularly to the supervisory board regarding its activities.

D.	Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2016	2017	2018
Cost of Revenue	26	60	41
Selling and Marketing	521	606	439
Technology and Content	499	652	620
General and Administrative	187	291	254
Total	1,233	1,609	1,354
thereof employed in Germany	1,131	1,448	1,243
None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share ownership
See “Item 7 A. Major shareholders,” and see "Item 6 B. Compensation—2016 Omnibus Incentive Plan."

Item 7: Major shareholders and related party transactions

A.	Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2019, by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A shares and 5% or more of our outstanding Class B shares;

•	each member of our management board and our supervisory board; and

•	each member of our management board and our supervisory board as a group.
For further information regarding material transactions between us and principal shareholders, see “B. Related party transactions” below.
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of March 1, 2019 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of March 1, 2019. See “Item 4 C. Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstrasse 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	67.7%	66.8%
Peter Vinnemeier(4)	322,667	*	36,610,793	11.9%	11.7%
PAR Investment Partners, L.P.(5)	13,105,000	30.8%	—	—	* *
683 Capital Management, LLC(6)	5,600,000	13.2%	—	—	* *
Altimeter Capital Management General Partner LLC(7)	4,157,556	9.8%	—	—	* *
Management board members
Rolf Schrömgens	341,334	*	57,597,012	18.7%	18.4%
Axel Hefer	1,044,685	2.5%	—	—	* *
Johannes Thomas	893,479	2.1%	—	—	* *
Supervisory board members
Robert J. Dzielak	—	—	—	—	—
Peter M. Kern	91,264	*	—	—	* *
Hiren Mankodi	—	—	—	—	* *
Frédéric Mazzella	81,124	*	—	—	—
Mark D. Okerstrom	—	—	—	—	—
Niklas Östberg	87,209	*	—	—	* *
David Schneider	87,209	*	—	—	* *
All management board and supervisory board members as a group (10 persons)	2,626,304	6%	57,597,012	18.7%	18.4%
*    Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**    Indicates voting power of less than 1%.
(1) Percentages based on 42,559,884 Class A shares outstanding and 308,687,967 Class B shares outstanding as of December 31, 2018. Where the respective individual has the right to acquire within 60 days of March 1, 2019 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6 B. Compensation."
(2) Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, as a single class. The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see “Description of share capital and articles of association—Special voting structure and conversion” in our registration on Form F-3 dated April 5, 2018. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à r.l. (ELPS), Expedia Group holds its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares beneficially owned by ELPS into Class A shares, ELPS would own 59.5% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, ELPS may be deemed to beneficially own equity securities representing approximately 66.8% of the voting power of the company. The address for Expedia Group is 333 108th Avenue NE, Bellevue, WA 98004.
(4) As of December 31, 2018, Peter Vinnemeier beneficially owned 36,610,793 Class B Shares. As reported on Schedule 13D/A filed by Mr. Vinnemeier, on November 15, 2018, Mr. Vinnemeier entered into a Rule 10b5-1 sales plan with a broker to sell 2,000,000 ADSs, each representing a Class A share. The totals above assume that Mr. Vinnemeier sold all ADSs pursuant to the plan.
(5) As reported on Schedule 13D filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the "PAR Capital Entities"). PAR Investment Partners

used approximately $65,758,086 (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase Class A Shares reported in its Schedule 13D. A portion of the ADSs PAR Investment Partners purchased were pursuant to a stock purchase agreement described below under "—Significant changes in ownership by major shareholders." The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.
(6) As reported on Schedule 13G/A filed by 683 Capital Management, LLC, 683 Capital Partners, LP and Ari Zweiman. 683 Capital Management, LLC is the investment manager of 683 Capital Partners, LP, and Mr. Zweiman is the Managing Member of 683 Capital Management, LLC. The principal business address for 683 Capital Management, LLC, 683 Capital Partners, LP and Mr. Zweiman is 3 Columbus Circle, Suite 2205, New York, NY 10019.
(7) As reported on Schedule 13G filed by Altimeter Capital Management General Parter LLC (the "General Partner"), Altimeter Capital Management, LP (the "Investment Manager"), Altimeter General Parter, LLC (the "Fund General Partner"), Altimeter Partners Fund, L.P. (the "Fund") and Brad Gerstner (together with the General Partner, the Investment Manager, the Fund General Partner and the Fund, the "Altimeter Entities"), as of December 31, 2018, the Altimeter Entities beneficially owned 4,157,556 Class A Shares. The beneficial ownership of each Altimeter Entities as follows: (i) the Fund beneficially owns 4,157,556 Class A Shares; and (ii) each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), the Fund General Partner) as the general partner of the Fund) and Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner) beneficially owns 4,157,556 Class A Shares of the Company.

Significant changes in ownership by major shareholders
On December 16, 2016, we completed our IPO, in which we and the Founders sold, in the aggregate, 30,026,635 Class A shares primarily to new investors. As of December 31, 2018, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States by one holder of record. At such date, there were 42,559,884 ADSs outstanding, each representing one of our Class A shares, and in the aggregate representing 12.1% of our outstanding ordinary shares. At such date, there was one holder of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
On September 14, 2018, PAR Investment Partners entered into a stock purchase agreement, pursuant to which it agreed to purchase 7,000,000 ADSs from Peter Vinnemeier and Malte Siewert. The ADSs were purchased at a price of $4.47 per ADS in a private transaction that was exempt from registration under the Securities Act. No shares were sold by trivago, and trivago received no proceeds from the transaction. Messrs. Vinnemeier and Siewert received all of the proceeds from the sale. The securities sold in the transaction were not registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The ADSs sold by Messrs. Vinnemeier and Siewert to PAR Investment Partners are restricted securities, and PAR Investment Partners agreed to a six-month lock-up period.

B.	Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2018.
Relationship with Expedia Group
In 2013, Expedia Group completed the purchase of a 63% equity interest in the company, purchasing all outstanding equity not held by the Founders or employees for €477 million. During the second quarter of 2016, Expedia Group exercised its call right on certain shares held by non-Founder employees of the company, which were originally awarded in the form of stock options pursuant to the trivago employee stock option plan and subsequently exercised by such employees, and elected to do so at a premium to fair value resulting in a 63.5% ownership by Expedia Group.

Amended and Restated Shareholders’ Agreement of trivago N.V.
In connection with our IPO, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à r.l. (ELPS) and certain other Expedia Group parties entered into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement. On August 22, 2017, the parties thereto amended the Amended and Restated Shareholders’ Agreement to make a technical correction to the definition of "Secondary Shares" in the agreement. On February 7, 2019, the parties thereto amended the Amended and Restated Shareholders’ Agreement to reflect the change in number of members of the management board and the number of members of the Compensation Committee.
Agreements regarding the supervisory board
The Amended and Restated Shareholders’ Agreement provides that our supervisory board be comprised of seven members who will each serve for a three year term. Subject to applicable law, including applicable Nasdaq standards: (a) for so long as the Founders and their affiliates hold, collectively, at least 15% of the total number outstanding of Class A and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged), the Founders will be entitled to designate for binding nomination three members to our supervisory board, all of whom must be independent; and (b) ELPS is entitled to designate for binding nomination all other members of our supervisory board, one of whom will be the chairperson of the board with a tie breaking vote and, if the nominee is qualified, one of whom will be the chairman of our audit committee. ELPS is entitled to increase or decrease the size of the supervisory board, provided that the number of members who the Founders are entitled to appoint is not less than three-sevenths (rounded to the nearest whole number) of the members of the supervisory board.
The Amended and Restated Shareholders’ Agreement also sets forth agreements regarding the committees of the supervisory board and the rules of procedure. See “Item 6 C. Board practices.”
Our supervisory board members were appointed by our shareholders acting at a general meeting of shareholders upon a binding nomination by the supervisory board as described in “Item 6 C. Board practices.” Therefore, ELPS and each Founder is required to vote the shares held by them at the general meeting of shareholders in accordance with the voting arrangements set forth in the Amended and Restated Shareholders’ Agreement.
Agreements regarding the management board
Our management board is comprised of three members who have been appointed pursuant to our deed of incorporation. Pursuant to the Amended and Restated Shareholders’ Agreement, so long as certain conditions are met, the Founders who are then serving as management board members will be entitled to designate for binding nomination all members to our management board for so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged) and (ii) a Founder is serving as chief executive officer of the company. Subject to certain conditions, so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged) and (ii) any Founder and its affiliates hold at least 50% of the Class A shares and Class B shares, which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged), such Founder owned upon completion of our IPO, such Founder will generally have a right to be designated by the Founders for binding nomination by the supervisory board to the management board. For purposes of determining a Founder’s rights described in clause (ii) of the prior sentence, certain sales in the first two years following the offering by such Founder of Class A shares, or securities convertible, exercisable or exchangeable for Class A shares, shall be treated as having been sold by such Founder in our IPO. The Founders shall only designate a former management board member for a new term if the circumstances initially warranting the removal, non-reappointment or resignation have changed, and the supervisory board in its sole discretion may choose not to designate such former management board member for binding nomination to the management board.
Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements have been agreed for succession of the chief executive officer. From the date that Mr. Schrömgens ceases to serve as chief executive officer, for a period of three years, which we refer to as the Transition Period, so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor, subject to the approval of ELPS, and thereafter, the supervisory board. During the Transition Period, at the request of either the Founders or ELPS, (1) the supervisory board will be expanded by two seats, one of which will be filled by the Founders and one of which will be filled by ELPS, and (2) a three-person committee of the supervisory board will be formed which shall be entitled to nominate a chief executive officer, subject to the approval of ELPS, and thereafter, the supervisory board, in the event that a chief executive officer has not been nominated before the Founder serving as chief executive officer has ceased to serve as such. During the first eighteen months of the Transition Period, if the CEO is not a Founder, ELPS will have the right to designate for binding nomination two management board members and the chief executive officer will have the right to designate all other management board members, subject to approval by the supervisory board.
Registration and other rights
Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A shares and Class B shares, and related indemnification rights from the company, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.
The Amended and Restated Shareholders’ Agreement also grants appropriate information rights to ELPS and the Founders.
ELPS and the Founders also agreed in the Amended and Restated Shareholders’ Agreement that certain resolutions of the general meeting of shareholders require the consent of one Founder.
Share transfer restrictions
The Amended and Restated Shareholders’ Agreement provides certain restrictions on the transferability of the Class A shares and Class B shares held by ELPS and the Founders, including prohibitions on transfers by the Founders to our competitors. The Founders have tag-along rights on transfers of Class A or Class B shares to certain specified parties, and based on certain conditions. ELPS has the right to drag the Founders in connection with a sale of all of its Class A shares and Class B shares. Expedia and the Founders agreed to grant each other a right of first offer on any transfers of Class A shares or Class B shares to a third party.
Call and put rights
Pursuant to the Amended and Restated Shareholders’ Agreement, if a Founder is removed for reasonable cause, ELPS will have the right to purchase, and the Founder will be obligated to sell, all, but not less than all, of the Class A shares and Class B shares owned by such Founder, at a price based on a volume-weighted average of the trading price of our Class A shares.
If the general meeting of shareholders resolves to remove a Founder as a management board member without reasonable cause or if the supervisory board revokes the title of chief executive officer from a Founder then serving as chief executive officer without either (i) reasonable cause or (ii) the consent of another Founder, and the Founder terminates his services as management board member within 30 days thereof, then, the Founder will have the right to sell, and ELPS will be obligated to buy, all, but not less than all, of such Founder’s shares, at a price based on a volume-weighted average of the trading price of our Class A shares, unless a fact or circumstance exists which would be reasonably likely to result in the occurrence of any of the events in clauses (a) through (g) in the definition of reasonable cause set forth below. In such a case, no right to sell will be triggered by the removal of such management board member.
Reasonable cause for purposes of the Amended and Restated Shareholders’ Agreement means, with respect to a management board member, the occurrence of any of the following: (a) the willful or gross neglect by the management board member of his or her fiduciary duties owed to the company or its subsidiaries; (b) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony (or equivalent) offense by the management board member; provided, that for purposes of this clause (b) if a management board member is removed following being formally accused or charged with the commission of such an offense, and such management board member subsequently is convicted of (or pleads guilty or nolo contendere to) such offense, there will be deemed to have been reasonable cause at the time of the removal; (c) a material breach (or breaches which, when aggregated with any prior breach or breaches, are material) by the management board member of his or her fiduciary duties owed to the company or any of its subsidiaries, or of the company's organizational documents; (d) a material breach by the management board member of any nondisclosure, non-solicitation, or non-competition obligation owed to the company or any of its subsidiaries; (e) a material failure (or failures which, when aggregated with any prior failure or failures, are material) to meet reasonable individual expectations in respect of his individual management duties in respect of the execution of his or her employment or duties as a management board member; (f) a material failure (or failures which, when aggregated with any prior failure or failures, are material) by the company to perform pursuant to the annual business plan, except to the extent that the failure results from unforeseen circumstances and is responded to reasonably and appropriately by such management board member, and (g) any other fact or circumstance or action or inaction by such management board member, in each case constituting good cause under German law as interpreted by German courts.
If the Founders have to sell ordinary shares to pay taxes realized in connection with the cross-border merger or to repay a loan obtained by the Founders to pay such taxes, the ownership levels at which they lose certain rights in the Amended and Restated Shareholders’ Agreement shall be equitably adjusted such that, in effect, all or a portion of the shares so sold are treated as having been retained by the Founders.
IPO Structuring Agreement
In connection with our IPO, travel B.V., the Founders, ELPS, trivago GmbH, and certain other Expedia Group parties entered into an IPO structuring agreement, which we refer to as the IPO Structuring Agreement. Under the IPO Structuring Agreement, each of trivago N.V., trivago GmbH and each of the Founders requested tax rulings from the German tax authorities in connection with the cross-border merger. On August 22, 2017, the parties thereto entered into a side letter to the IPO Structuring Agreement to confirm the parties' understandings with respect to the consummation of the cross-border merger.
Contribution Agreement
On August 21/22, 2017, the Founders, ELPS, trivago GmbH, trivago N.V. and certain other Expedia Group parties entered into a contribution agreement with respect to potential tax liability arising out of the cross-border merger, which we refer to as the contribution agreement. Following our IPO, we requested binding tax rulings from the German tax authorities regarding the tax neutrality to trivago GmbH, trivago N.V. and the Founders of the cross-border merger. Under the rulings, the German tax authorities have taken the opinion that trivago GmbH is liable for an immaterial tax amount. Under the contribution agreement, ELPS undertook, subject to the occurrence of a final, non-appealable and unchangeable tax assessment notice issued to us, to make an informal immaterial capital contribution (informele kapitaalstorting) on the Class B shares in cash in the amount of any (a) German Corporate Income Tax (Körperschaftsteuer), (b) German solidarity surcharge (Solidaritätszuschlag) thereon, and (c) German Trade Tax (Gewerbesteuer) that would not be made in exchange for any shares issued by us. In accordance with the terms and conditions of the contribution agreement, we and ELPS acknowledged that this contribution would be treated as share premium (agio) attached to the Class B shares and that the amount of this contribution would be attributed to our share premium reserve (agioreserve) attached to the Class B shares. The parties to the contribution agreement agreed that this contribution by ELPS shall be treated as a tax neutral shareholder contribution (verdeckte Einlage) at the trivago N.V. level for corporate tax purposes to the greatest extent possible. If and to the extent that German tax authorities challenge the neutral treatment of the contribution amount at the trivago N.V. level for corporate tax purposes, ELPS will contribute to us, in addition to the contribution amount referenced above, such additional amount as is necessary to ensure that the net amount actually received by us (after taking into account the payment by us of corporate taxes imposed on the contribution amount and any additional amounts payable to us pursuant the requiring payment of such additional amounts) that equals the full amount that we would have received had no such corporate taxes been imposed on the contribution amount.
Credit facility Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our IPO, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized an additional €20.0 million under our credit facility, and subsequently repaid a total of €40.0 million of this obligation. As of December 31, 2017 and 2018, €0.0 million was drawn from our €50.0 million credit facility.
Services Agreement
On May 1, 2013, we entered into an Asset Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. We have not incurred material expenses under this agreement.
Services and Support Agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which ELPS agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. We have not incurred material expenses under this agreement.
Commercial relationships
We currently have commercial relationships with many Expedia Group affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif, HomeAway and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. For the years ended December 31, 2016, 2017 and 2018, Expedia Group and its brands in each of the years accounted for 36% of our total revenues.
See “Item 5 Operating and financial review and prospects” for additional information.
Shared services arrangements
Pursuant to certain informal shared services arrangements, we have recorded expenses incurred by Expedia Group on behalf of us as a non-cash charge and treated as a contribution from parent in equity. This shared services fee, which is comprised of allocations from Expedia Group for legal, tax, treasury, audit and corporate development costs and also includes an allocation of employee compensation within these functions in certain instances. These allocations were determined on a basis that we and Expedia Group considered to be a reasonable, including number of factors such as headcount, estimated time spent, and operating expenses and is a reflection of the cost of services provided or the benefit received by us. It is not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity, and in the opinion of our management, the allocation method is reasonable. For the years ended

December 31, 2016 and 2017, the shared service fee was €4.2 million and €0.1 million, respectively. No expenses have been allocated to us from Expedia Group since the year ended December 31, 2017.
Agreements with management board or supervisory board members
For a description of our agreements with our management board and supervisory board members, please see “Item 6 C. Board Practices—Management board member services agreements” and “Item 6 C. Board Practices—Supervisory board member services agreements.”
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
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged breaches of Australian consumer law relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. On November 27, 2018, we filed a response to the ACCC's statement of claim. On December 19, 2018, the court issued an order setting a trial date for September 9, 2019 and requiring us to produce certain documents. We are in the process of producing these documents. Management has established a provision in respect of this matter.
We and certain of our management board members are the subject of two putative class actions that were filed in the United States District Court for the Southern District of New York. These two actions have since been consolidated into a single action, and an amended complaint was filed in that action on March 30, 2018. The amended complaint asserts claims under the Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, on behalf of persons who purchased or otherwise acquired trivago’s American Depositary Receipts pursuant and/or traceable to the registration statement and prospectus issued in connection with our IPO on or about December 16, 2016 and/or on the open market between December 16, 2016 and October 25, 2017. The complaint also names underwriters of our initial public offering as defendants. On May 14, 2018, we filed a motion to dismiss this matter. On February 26, 2019, the court granted the motion to dismiss as to all defendants, without granting plaintiffs leave to further amend the complaint. The plaintiffs may appeal the decision by March 29, 2019.
The U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA considers may violate U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings provide for an implementation period of six months and resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding of liability.
The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.
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
The information set forth in our registration statement on Form F-3 dated April 5, 2018, filed with the SEC, under the headings “Description of share capital and articles of association—Amendment of articles of association,” “Description of share capital and articles of association—Comparison of Dutch corporate law and our articles of association and U.S. corporate law” is incorporated herein by reference.

C.	Material contracts
Lease of our headquarters
On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH (now IMMOFINANZ Medienhafen GmbH) for office space in the Media Harbor area in Düsseldorf with a monthly rent of €585,587. The handover of the premises took place on May 30, 2018. The initial lease term of ten years will end on May 31, 2028, and we have two options to extend the lease term for another five years each.
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
Taxation of the company (trivago N.V.)
General
The company, trivago N.V., has three German tax resident individuals serving as managing directors and intends to operate its business from Germany. It is therefore our German tax counsel’s understanding that the effective place of management of trivago N.V. should be in Germany, and that trivago N.V. is subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands as described in “-Tax treatment of corporate reorganization.” Nevertheless, the effective place of management test depends upon facts and circumstances. The company intends to have its effective place of management in Germany and has made arrangements that are aimed to keep its effective place of management in Germany. The organizational rules provide that, subject to certain exemptions, (a) management decisions are to be taken in principle in Germany and (b) supervisory board meetings shall be held in Germany. In accordance with the organizational rules the supervisory board has issued to the management board “Best-Practice Guidelines” giving recommendations on how to deal with certain aspects of the management of the company to ensure a German place of management of the company.
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
The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 18.2% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax purposes. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company either held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum) or - in the case of foreign corporations - if the company has held a stake of this size since the beginning of such period and provided that certain further requirements are fulfilled (trade tax participation exemption privilege - gewerbesteuerliches Schachtelprivileg). If the participation is held in a foreign corporation as per Article 2 of Council Directive 2011/96/EU of November 30, 2011, or the Parent-Subsidiary Directive, with its registered office in another member state of the European Union, the trade tax participation exemption privilege becomes applicable from an interest of 10% in the share capital of the foreign corporation at the beginning of the relevant assessment period (Erhebungszeitraum). Otherwise, the profit shares will be subject to trade tax in full. Additional restrictions apply for profit shares originating from foreign corporations which do not fall under Article 2 of the Parent-Subsidiary Directive.
The provisions of the so-called interest barrier (Zinsschranke) limit the degree to which interest expenses are deductible from the tax base. As a rule, interest expenses exceeding interest income are deductible in an amount of up to 30% of the EBITDA as determined for tax purposes in a given financial year, although there are exceptions to this rule. Non-deductible interest expenses must be carried forward to subsequent financial years. EBITDA that has not been fully utilized can, under certain circumstances, be carried forward and may be considered, within the limitations as set out above, over the following five years. For trade tax purposes, in principle 25% of the interest expenses deductible after applying the interest barrier are added back when calculating the taxable trade profit. Therefore, for trade tax purposes, the amount of deductible interest expenses is in principle only 75% of the interest expenses deductible for purposes of corporate income tax.
Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the immediately preceding assessment period are only permissible up to €1,000,000 for corporate income tax but not at all for trade tax purposes. Negative income not offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry-forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 50% of the company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in full and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
Expenses incurred by trivago N.V. in connection with our IPO may be regarded as incurred for the benefit of the Founders. In such case, the tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of 26.375% on the respective amounts.

Tax treatment of corporate reorganization
Following our IPO, we requested binding tax rulings from the German tax authorities regarding the tax neutrality to trivago GmbH, trivago N.V. and the Founders of cross-border merger. Based on the facts presented in the requests for the tax rulings, the tax rulings confirmed the tax neutrality of the cross-border merger for trivago GmbH, trivago N.V. and the Founders under German tax law in all material respects. Following receipt of such tax rulings, we consummated the cross-border merger, which became legally effective as of September 7, 2017. However, for income tax purposes the cross-border merger has to be treated with retroactive effect as of December 31, 2016. Pursuant to the cross-border merger, the Founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization for Class B shares of trivago N.V.
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
More specifically as regards to the distributions from ADSs, the German withholding tax will be withheld either by (i) the German financial institution that holds or administers the underlying Class A shares in custody and disburses or credits the dividend income from the underlying Class A shares or (ii) the German collective securities custodian, i.e., on the payment made to the depositary (in both cases (i) or (ii), a Paying Agent). Further, a withholding tax certificate should be issued which entitles the addressee of such certificate to a refund or tax credit of the German taxes withheld. The ADS holder should be entitled to any refund or tax credit (and not the legal owner which is the depositary) as it is treated for German tax purposes as the beneficial owner of the Class A shares. Consequently, the German taxes levied on the payments under the ADSs should be the same as if the ADS holder invested directly in the Class A shares because the ADS holder is either entitled to a refund or a tax credit. The ADS holders would be treated as if they hold Class A shares directly and withholding tax would be charged only once.
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
On December 1, 2016, the German Federal Parliament (Bundestag) approved a new provision (section 50j EStG) to limit the entitlement of non-resident shareholders to a refund or a reduction of German dividend withholding tax under a double taxation treaty under certain circumstances. The new rule came into force for assessment periods starting January 1, 2017. Under the new rule, a refund or a reduction of German dividend withholding tax under a double taxation treaty will, in principle, only be granted, if (i) the non-resident ADS holder is not obliged to forward the dividend proceeds received from the company to any other person, the non-resident shareholder has continuously held beneficial ownership in the shares of the company during the 45-day-period prior to the due date of the distribution (Pre-Holding Period), the non-resident shareholder continuously holds beneficial ownership in the shares of the company during the 45-day-period after the due date of the distribution (Post-Holding Period), and the non-resident shareholder has continuously borne the market risk exposure during both the Pre-Holding Period and the Post-Holding Period, taking hedging or comparable transaction into account. On the other hand, the new rule shall not apply (and the entitlement of a non-resident ADS holder to a refund or a reduction of German dividend withholding tax is not limited by this rule), if (i) the applicable double taxation treaty of the non-resident shareholder provides for a withholding tax rate of at least 15%, or (ii) the non-resident ADS holder is subject to income taxation in its state of residency (without being tax exempt) and holds directly at least 10% in the share capital of the company paying the dividend or (iii) the non-resident ADS holder has continuously been holding the beneficial ownership in the shares of the company for a period of at least twelve months prior to the date on which the income accrued (Zufluss).
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
Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Central Tax Office’s website (www.bzst.de). The refund claim becomes time-barred after four years following the calendar year in which the dividend is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.
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
The exemption from withholding tax under the Parent-Subsidiary Directive as well as the aforementioned possibilities for a refund of withholding tax depend on certain other conditions being met (particularly the fulfillment of so-called substance requirements - Substanzerfordernisse).
Taxation of the distributions from ADSs for investors domiciled in Germany
Based on the assumption that the ADS holder should be treated, in line with the ADR Tax Circular, as the beneficial owner of the Class A shares for German tax purposes, German ADS holders should be subject to German taxation as if they owned the Class A shares directly.
ADSs held as non-business assets
Dividends distributed to ADS holders with a tax domicile in Germany whose ADSs are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e. 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax levied by the company (flat tax - Abgeltungsteuer) unless the ADS holder applies for the regular, progressive tax rate. Income-related expenses cannot be deducted from the capital investment income, except for an annual lump sum deduction (Sparer-Pauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly). However, the ADS holder may request that its capital investment income (including dividends) along with its other taxable income is taxed at the progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden (Günstigerprüfung). In this case, the withholding tax will be credited against the progressive income tax and any excess amount will be refunded. Pursuant to the view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump sum deduction.
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
The Paying Agent which keeps or administers the ADSs and pays or credits the capital income is required to create so-called pots for the loss set-off (Verlustverrechnungstöpfe) to allow for setting-off of negative capital income with current and future positive capital income. A set-off of negative capital income administrated by one Paying Agent with positive capital income administrated by another Paying Agent is not possible and can only be achieved in the course of the income tax assessment at the level of the respective investor. In this case, the taxpayer has to apply for a certificate confirming the amount of losses not offset with the Paying Agent where the pots for the loss set off exist. The application is irrevocable and has to reach the Paying Agent before December 15th of the respective year; otherwise the losses will be carried forward to the following year by the Paying Agent.
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
Sole proprietors
If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the ADSs belong to a domestic permanent establishment in Germany of a business operation of an ADS holder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the prerequisites of the trade tax participation exemption privilege are fulfilled. In this latter case, the net amount of dividends, i.e. after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the ADS holder’s personal income tax, either in full or in part, by means of a lump sum tax credit method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
Partnerships
If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income tax or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation of every partner depends on whether the partner is a corporation or an individual. If the partner is a corporation, the dividends contained in the profit share of the partner will be taxed in accordance with the rules applicable for corporations (see “—Corporations” above). If the partner is an individual, the taxation follows the rules described for sole proprietors, (see “—Sole proprietors” above). Upon application and subject to further conditions, an individual as a partner can have his personal income tax rate reduced for earnings retained at the level of the partnership.
In addition, the dividends are subject to trade tax in the full amount at the partnership level if the ADSs are attributed to a German permanent establishment of the partnership, unless the requirements of the trade tax participation exemption privilege are fulfilled. If a partner of the partnership is an individual, the portion of the trade tax paid by the partnership pertaining to his profit share will be credited, either in full or in part, against his personal income tax by means of a lump sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see “—Corporations” above) might impact the trade tax treatment at the level of the partnership. ADS holders are strongly recommended to consult their tax advisors. Under a literal reading of the law, if the partnership qualifies for the trade tax exemption privilege at the beginning of the relevant assessment period, the dividends should not be subject to trade tax. However, in this case, trade tax should be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the underlying shares in the company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to other than such specific corporate partners (which includes individual partners and should, under a literal reading of the law, also include corporate partners to whom, on a look-through basis, only Portfolio Participations are attributable) should (after the deduction of business expenses economically related thereto) not be subject to trade tax.

Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute) or financial services institutions (Finanzdienstleistungsunternehmen) hold ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor have 60% of their dividend income exempt from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial services institutions, and financial institutions. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.
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

German taxation of capital gains from ADS
Taxation of capital gains from ADSs-ADS holder not tax resident in Germany
The capital gains from the disposition of ADSs realized by an ADS holder who is not a German tax resident should be subject to German tax only if such investor held ADSs that directly or indirectly represent 1% or more in the underlying company’s ordinary shares (i.e., a Qualified Holding as defined in “-Taxation of the distributions from ADS for investors domiciled in Germany-ADSs held as non-business assets”) at any time during a five-year-period preceding the disposition or if the ADSs or underlying shares belong to a domestic permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and amount of the holding would also be taken into account.
In case of a Qualified Holding, 5% of the gains from the disposal of the ADSs could, under German domestic tax law, currently be subject to corporate income tax plus solidarity surcharge thereon if the ADS holder is a corporation. However, the German Federal Tax Court (Bundesfinanzhof) has, in a recent decision, ruled against the application of the 5% rule in case of foreign corporations which have neither a permanent establishment nor a permanent representative in Germany. If the ADS holder is an individual, only 60% of the gains from the disposal of the ADSs are subject to the progressive income tax rate plus solidarity surcharge thereon (partial income method). However, most Treaties provide for an exemption from German taxation and attribute the right of taxation to the ADS holder’s state of residence. According to German tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the ADS holder submits to the Paying Agent a certificate of residence issued by the competent foreign tax authority.
In case of a Qualified Holding, the relevant ADS holder has to file a German tax return. Please note that a tax return is also required if Germany does not have the right to tax such capital gains pursuant to the individual applicable Treaty.
With regard to capital gains or losses from ADSs attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to ADS holders with a tax domicile in Germany whose ADSs are business assets apply mutatis mutandis (see “—Taxation of capital gains from ADSs—ADS holder with a domicile in Germany—ADSs held as business assets”). The Paying Agent can refrain from deducting the withholding tax if the ADS holder declares to the Paying Agent on an official form that the ADSs form part of domestic business assets and certain other requirements are met.
German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ordinary shares or other securities, including ADSs, held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a credit institution, a financial services institution, a securities trading company or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law with the exception of ADSs held by an ADS holder holding directly or indirectly through ADSs and shares at least 1% in the company’s ordinary share capital, does not create a limited tax liability in Germany so that there should be no obligation to withhold taxes on such capital gains. Further, it is not entirely clear by the German statutory law whether a withholding should be made if and when the (share) ADS holder creates a limited tax liability in Germany with its holding. However, an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017) provides that taxes need not to be withheld when the holder of the custody account is not a resident of Germany for German tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder holds 1% or more of the share capital of a German company through ADSs and shares. Although this circular is not binding on German tax courts, in practice, the disbursing agents are required to follow the guidance contained in such interpretation circulars. But even if there is no withholding in Germany, the ADS holder is required to make a tax filing with the German tax authorities if and when it is subject to a limited tax liability in Germany with its capital gains under German domestic tax law.
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
Only an annual lump sum deduction of €801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of ADSs or shares may only be offset against capital gains from the disposal of ADSs or shares.
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
However, the ADS holder can apply for his total capital investment income together with his other taxable income to be subject to his progressive income tax rate as opposed to the flat tax on investment income, if this results in a lower tax liability. In this case, the withholding tax is credited against the progressive income tax and any resulting excess amount will be refunded. Pursuant to the current view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump sum deduction. Further, the limitations on offsetting losses are also applicable under the income tax assessment.
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
Sole proprietors
If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the gains from the disposal of the ADSs are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5%, and, if applicable, church tax (partial income method). Only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. If the ADSs belong to a German permanent establishment of a business operation of the sole proprietor, 60% of the gains of the disposal of the ADSs are, in addition, subject to trade tax.
Trade tax
Trade tax can be credited against the ADS holder’s personal income tax liability, either in full or in part, by means of a lump sum tax credit method depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
Partnerships
If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the ADSs as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see “—Corporations” above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial income method, see above under “—Sole proprietors”). Upon application and subject to further conditions, an individual as a partner can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.
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
If the partner of the partnership is an individual, the portion of the trade tax paid by the partnership attributable to his profit share will be credited, either in full or in part, against his personal income tax by means of a lump sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute) or financial services institutions (Finanzdienstleistungsunternehmen) sell ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor have 60% of their gains exempted from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, capital gains are fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial service institutions and financial institutions or if the ADSs reflect at least 1% of the share capital of the company. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.
Withholding tax
If the disposal of the ADSs is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a Paying Agent), a withholding tax, if applicable, at the rate of 26.375% (including the solidarity surcharge) plus church tax, if any, on the capital gains for the account of the seller will be withheld by the Paying Agent. No withholding tax should become due, however, if the investor held directly or indirectly 1% or more in the share capital of the company through ADSs and/or shares at any time during a five-year-period preceding the disposition. In this event, the relevant investor has to file a German tax return.
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
German inheritance and gift tax
It is unclear whether the German inheritance or gift tax applies to the transfer of ADSs, as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act (Erbschaftsteuer- und Schenkungsteuergesetz). However, if German inheritance or gift tax is applicable to ADSs, then, under German law, this transfer would be subject to German gift or inheritance tax if:
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
Pursuant to legislation to counteract "dividend stripping," a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 51.75%, rate for 2019), if:

a.
the ADSs or Class A shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

b.
the holder of the ADSs or Class A shares is considered to perform activities with respect to the ADSs or Class A shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs or Class A shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs or Class A shares, such holder will be taxed annually on a deemed, variable return (with a maximum of 5.60% in 2019) of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. The ADSs or Class A shares are included as investment assets. A tax-free allowance may be available. Actual benefits derived from the ADSs or Class A shares are as such not subject to Netherlands income tax.
For the net investment assets on January 1, 2019, a deemed return between 1.94% and 5.60% (depending on the amount of such net investment assets on January 2019) will be applied. The deemed, variable return will be adjusted annually on the basis of historic market yields.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2019).

Non-residents of the Netherlands
A holder of ADSs or Class A shares that is neither a Netherlands Resident Entity nor a Netherlands Resident Individual will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under ADSs or the Class A shares or any gain realized on the disposal or deemed disposal of the ADSs or Class A shares, provided that:

i.
such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Netherlands Income Tax Act 2001 and the Netherlands Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs or Class A shares are attributable; and

ii.
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

i.
in the case of a gift of ADSs or Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

ii.	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
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

Material U.S. federal income tax considerations
The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ADSs. Other than the discussion relating to whether we qualify as a PFIC, and subject to the qualifications contained herein, the discussion below of U.S. federal income tax laws and the legal conclusions with respect thereto represents the opinion of Latham & Watkins LLP, our special U.S. counsel. This discussion applies only to U.S. Holders that acquired ADSs in a prior offering, hold such ADSs as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended, the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ADSs. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.
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
With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and the federal republic of Germany or with respect to any dividend paid on ADSs which are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs. Our ADSs are listed on Nasdaq, which is an established securities market in the United States. The ADSs should be considered readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years.

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
Foreign taxes
Foreign taxes (if any) withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If a refund of any such foreign tax is available to a U.S. Holder under the laws of the country imposing such tax or under an applicable income tax treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source. In addition, any gain from the sale or other taxable disposition of ADSs by a U.S. Holder will constitute U.S. source income. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends or gain that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
Passive Foreign Investment Company
Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds.
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

In addition, dividend distributions made to such holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Our filings made with the SEC are available on the SEC’s website. We also make available on the investor relations section of our website, free of charge, our annual reports on Form 20‑F and the text of our reports on Form 6‑K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.ir.trivago.com. The information contained on our website is not incorporated by reference in this document.
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

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.
Item 14: Material modifications to the rights of securities holders
None.
Item 15: Control and procedures

A.	Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2018, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

B.	Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this evaluation, management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in their report which is included below.
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
Opinion on Internal Control over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, trivago N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of trivago N.V. as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 6, 2019 expressed an unqualified opinion thereon.
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

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Cologne, Germany
March 6, 2019

D.	Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit committee financial expert
Mr. Hiren Mankodi, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16 A. of Form 20-F and as determined by our supervisory board.

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

	Year ended December 31,
(in thousands)	2017	%	2018	%
Audit Fees	€4,014	99.9%	€2,866	99.9%
Audit-related Fees
Tax Fees	3	0.1%	3	0.1%
All Other Fees
Total	€4,017		€2,869
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

Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December 31, 2018 and December 31, 2017 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.
Item 16D: Exemptions from the listing requirements and standards for audit committees
Mr. Alan Pickerill has observer status on our Audit Committee, and he is the Chief Financial Officer of Expedia Group, Inc., our indirect majority shareholder. He relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the Nasdaq listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

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
The DCGC recommends that the compensation report includes, among other things, statements on (i) scenario analyses that are carried out relating to director compensation, (ii) pay ratios between management and an average or median employee salary within the company and (iii) the relationship between the variable part of a director's compensation and the contribution of such compensation to long-term value creation. We have engaged a specialized compensation consultant to provide us with information regarding compensation program and related disclosures, and are working on implementing the foregoing described DCGC disclosure recommendations.
Item 16H: Mine safety disclosure
Not applicable.

PART III
Item 17: Financial statements
See “Item 18 Financial statements.”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333-214591

1.2	Amended Management Board Rules.					X

1.3	Amended Supervisory Board Rules.	F-3	4/5/2018	3.3	333-224151

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.					X

2.3	IPO Structuring Agreement by and among the Founders, Expedia Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH.	F-3	4/5/2018	4.2	333-224151

2.4	Side letter to IPO Structuring Agreement	20-F	3/6/2017	2.4	001-37959

2.5	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.6	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.7	Form of American Depositary Receipt (included in Exhibit 2.6).	F-1/A	12/5/2016	4.4	333-214591

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.	F-1/A	12/5/2016	10.2	333-214591

4.3	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.	F-1/A	12/5/2016	10.3	333-214591

4.4	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft fürImmobilien mbH and trivago GmbH, dated September 15, 2011.	F-1/A	12/5/2016	10.4	333-214591

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number
4.5	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.	F-1/A	12/5/2016	10.5	333-214591

4.6	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.7	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.8	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.9	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.					X

4.10	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	F-1/A	12/5/2016	10.11	333-214591

4.11	Joint Cross-Border Merger Plan between trivago N.V. and trivago GmbH, dated June 29, 2017.	F-3	4/5/2018	2.1	333-224151

4.12	Joint Explanatory Report to a Cross-Border Merger Plan between trivago N.V. and trivago GmbH, dated June 29, 2017.	F-3	4/5/2018	2.2	333-224151

4.13	Dutch Notarial Deed of Cross-Border Merger between trivago N.V. and trivago GmbH, dated September 6, 2017.	F-3	4/5/2018	2.3	333-224151

8.1	List of Subsidiaries.					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.					X

101.INS	XBRL Instance Document.					X

101.SCH	XBRL Taxonomy Extension Schema Document.					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X

Exhibit Number	Exhibit Description	Incorporated by Reference			Provided Herewith
		Form	Number	File Number
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.				X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Rolf Schrömgens
Rolf Schrömgens
Chief Executive Officer, Managing Director

Date:	3/6/2019

By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer, Managing Director

Date:	3/6/2019

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2019 expressed an unqualified opinion thereon.
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
March 6, 2019

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2016	2017	2018
Revenue	€485,942	€667,802	€583,395
Revenue from related party	268,227	367,581	331,421
Total revenue	754,169	1,035,383	914,816
Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(3)	4,273	5,930	5,435
Selling and marketing(1)(3)	673,224	946,925	805,633
Technology and content, including related party (1)(2)(3)	51,658	52,232	66,904
General and administrative, including related party (1)(2)(3)	55,602	47,444	54,326
Amortization of intangible assets(2)	13,857	3,220	1,684
Operating loss	(44,445)	(20,368)	(19,166)
Other income/(expense)
Interest expense	(137)	(44)	(1,839)
Gain on deconsolidation of entity	—	2,007	—
Other, net	(139)	592	539
Total other income/(expense), net	(276)	2,555	(1,300)
Loss before income taxes	(44,721)	(17,813)	(20,466)
Expense/(benefit) for income taxes	6,670	(4,764)	1,086
Net loss before equity method investment	(51,391)	(13,049)	(21,552)
Income from equity method investment	—	—	63
Net loss	(51,391)	(13,049)	(21,489)
Net loss attributable to noncontrolling interests	710	568	—
Net loss attributable to trivago N.V.	€(50,681)	€(12,481)	€(21,489)

Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic and diluted	€0.00	€(0.05)	€(0.06)
Shares used in computing earnings per share:
Basic and diluted	237,811	274,666	350,852

(1) Includes share-based compensation as follows:
Cost of revenue	€737	€115	€184
Selling and marketing	10,913	3,514	3,273
Technology and content	15,816	3,614	5,260
General and administrative	26,256	8,782	11,985
(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€1,410	€1,742	€2,214
Amortization of internal use software costs included in general and administrative	—	408	785
Amortization of acquired technology included in amortization of intangible assets	3,750	59	278
(3) Includes related party expense as follows:
Cost of revenue	€—	€68	€59
Selling and marketing	—	—	42
Technology and content	—	361	700
General and administrative	5,128	109	9

(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from December 16, 2016 to December 31, 2016, the period following the capitalization of the parent company and IPO, and for the period from January 1, 2017 through December 31, 2018 (see Note 14).

We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements trivago N.V.
Consolidated statements of comprehensive income (loss)
(in thousands)

	Year ended December 31,
	2016	2017	2018
Net loss	€(51,391)	€(13,049)	€(21,489)
Other comprehensive income (loss)
Currency translation adjustments	161	(201)	91
Total other comprehensive income (loss)	161	(201)	91
Comprehensive loss	(51,230)	(13,250)	(21,398)
Less: Comprehensive loss attributable to noncontrolling interests	581	568	—
Comprehensive loss attributable to trivago N.V.	€(50,649)	€(12,682)	€(21,398)
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except per share amounts)

	As of December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	€190,201	€161,871
Restricted cash	103	122
Accounts receivable, less allowance of €231 and €250 at December 31, 2017 and December 31, 2018, respectively	43,062	54,981
Accounts receivable, related party	39,063	39,655
Tax receivable	2,092	281
Prepaid expenses and other current assets	18,758	8,346
Total Current Assets	293,279	265,256

Property and equipment, net	114,471	162,001
Other long-term assets	6,955	6,148
Intangible assets, net	173,294	171,609
Goodwill	490,455	490,529
TOTAL ASSETS	€1,078,454	€1,095,543

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€51,307	€33,656
Income taxes payable	3,428	1,221
Deferred revenue	8,941	7,863
Payroll liabilities	5,580	8,531
Accrued expenses and other current liabilities	9,131	9,650
Total Current Liabilities	78,387	60,921

Financing obligations	92,322	127,705
Deferred income taxes	48,305	46,550
Other long-term liabilities	5,465	6,784
Commitments and contingencies (Note 16)

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,916,474 and 42,559,884 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively	1,855	2,554
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 319,799,968 and 308,687,967 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively	191,880	185,213
Reserves	730,431	757,262
Contribution from Parent	122,307	122,307
Accumulated other comprehensive loss	(180)	(89)
Accumulated deficit	(192,318)	(213,664)
Total stockholders' equity attributable to trivago N.V.	853,975	853,583
Noncontrolling interest	—	—
Total stockholders' equity	853,975	853,583
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€1,078,454	€1,095,543
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements trivago N.V.
Consolidated statements of changes in equity
(in thousands)

Description	Subscribed capital	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from Parent	Noncontrolling interest	Total members' equity
Balance at January 1, 2016	€48	€—	€—	€695,871	€(129,156)	€(12)	€55,529	€—	€622,280
Net loss prior to IPO (excludes €952 of net loss attributable to redeemable noncontrolling interest holders)					(51,581)				(51,581)
Other comprehensive income (net of tax)						33			33
Settlement of options exercised	1			4,929					4,930
Adjustment to the fair value of redeemable noncontrolling interests				(995)					(995)
Contribution from Parent							4,185		4,185
Share-based compensation expense prior to IPO				2,465			62,486		64,951
Corporate reorganization	(49)	552	125,405	(344,914)				219,006	—
Dividends to noncontrolling interest holder				(170)					(170)
Issuance of common stock, net of issuance costs of €4,921		1,250		201,671					202,921
Changes in ownership of noncontrolling interests				19,478				(19,478)	—
Net income subsequent to IPO (excludes €43 of net loss attributable to redeemable noncontrolling interest holders)					900			285	1,185
Share-based compensation expense subsequent to IPO				459					459
Reclassification of option liability to reserves				4,893					4,893
Changes in ownership of redeemable noncontrolling interests				980					980
Balance at December 31, 2016	€—	€1,802	€125,405	€584,667	€(179,837)	€21	€122,200	€199,813	€854,071

Description	Subscribed capital	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from Parent	Noncontrolling interest	Total members' equity
Net loss					(12,481)			(459)	(12,940)
Other comprehensive income (net of tax)						(201)			(201)
Adjustment to the fair value of redeemable noncontrolling interests				(149)					(149)
Transaction with Parent							107		107
Share-based compensation expense				16,071					16,071
Merger of trivago GmbH into and with trivago N.V.			66,475	132,879				(199,354)	—
Issued capital, options exercised		53		(3,037)					(2,984)
Balance at December 31, 2017	€—	€1,855	€191,880	€730,431	€(192,318)	€(180)	€122,307	€—	€853,975
Impact of adoption of new accounting guidance					143				143
Net loss					(21,489)				(21,489)
Other comprehensive income (net of tax)						91			91
Share-based compensation expense				20,702					20,702
Conversion of Class B shares		667	(6,667)	6,000					—
Issued capital, options exercised		32		129					161
Balance at December 31, 2018	€—	€2,554	€185,213	€757,262	€(213,664)	€(89)	€122,307	€—	€853,583
See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2016	2017	2018
Operating activities:
Net loss	€(51,391)	€(13,049)	€(21,489)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment, internal-use software and website development)	5,083	7,802	11,370
Amortization of intangible assets	13,857	3,220	1,684
Impairment of internal-use software and website development	—	—	1,437
Share-based compensation (See Note 10)	53,722	16,025	20,702
Deferred income taxes	(4,838)	(4,851)	(1,755)
Foreign exchange (gain) loss	(16)	(217)	587
Bad debt expense	1,589	78	630
Non-cash charge, contribution from Parent	4,185	107	—
Gain on deconsolidation of entity	—	(2,007)	—
Loss on sale of fixed assets	—	—	605
Gain from equity method investment	—	—	(19)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(11,256)	(29,734)	(13,432)
Prepaid expense and other assets	(6,945)	(10,434)	11,127
Accounts payable	13,879	13,590	(18,012)
Payroll liabilities	2,784	988	2,951
Accrued expenses and other liabilities	4,702	8,195	199
Deferred revenue	2,814	3,863	(773)
Taxes payable/receivable, net	3,177	(2,097)	(396)
Net cash provided by/(used in) operating activities	€31,346	€(8,521)	€(4,584)
Investing activities:
Acquisition of business, net of cash acquired	—	(673)	—
Acquisition of redeemable noncontrolling interests	(874)	—	—
Cash divested from deconsolidation	—	(249)	—
Capital expenditures, including internal-use software and website development	(8,121)	(17,364)	(24,779)
Proceeds from sale of fixed assets	—	—	634
Net cash used in investing activities	€(8,995)	€(18,286)	€(24,145)
Financing activities:
Payments of initial public offering costs	(882)	(4,038)	—
Dividends paid to noncontrolling interest	—	(158)	—
Proceeds from issuance of credit facility	20,000	—	—
Payments on credit facility	(40,000)	—	—
Net proceeds from issuance of common stock	208,526	42	161
Tax payments for shares withheld	—	(3,062)	—
Net cash provided by/(used in) financing activities	€187,644	€(7,216)	€161
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(54)	(1,259)	(24)

Net increase/(decrease) in cash, cash equivalents and restricted cash	€209,941	€(35,282)	€(28,592)
Cash, cash equivalents and restricted cash at beginning of year	18,241	228,182	192,900
Cash, cash equivalents and restricted cash at end of year	€228,182	€192,900	€164,308

Supplemental cash flow information:
Cash paid for interest	€160	€2	€223
Cash paid for taxes, net of refunds	8,696	2,550	3,325
Non-cash investing and financing activities:
Offering costs included in accrued expenses	4,038	—	—
Fixed assets-related payable	129	1,557	992
Capitalization of construction in process related to build-to-suit lease	30,883	56,586	36,979
Extinguishment of loan to members through contribution from Parent in members’ equity	7,129	—	—
Extinguishment of loan from related party through members’ liability	7,129	—	—
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Notes to the consolidated financial statements
1.Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels by facilitating consumers’ search for hotel accommodation, through online travel agents (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company.
Initial public offering
In December 2016, we sold 20,826,606 ADSs, each representing one Class A share, with a nominal value of €0.06 per share, in our initial public offering (“IPO”) at a public offering price of $11.00 per ADS, for aggregate net offering proceeds to us, after deducting underwriting discounts and commissions, of €207.8 million.
Corporate reorganization
Prior to the completion of the IPO, Expedia owned through its wholly owned subsidiary, Expedia Lodging Partner Services S.à r.l. ("ELPS") 63.5% and Messrs. Schrömgens, Vinnemeier and Siewert, (whom we collectively refer to as the “Founders”) owned 36.5%, in aggregate, of the voting power in trivago GmbH. On November 7, 2016, travel B.V., a Dutch private company with limited liability under Dutch law was formed in order to affect a corporate reorganization. Prior to the completion of the IPO, Expedia Group contributed all of its shares in trivago GmbH to travel B.V. in a capital increase in exchange for newly issued Class B shares of travel B.V. The Founders contributed 940 units of trivago GmbH, representing 6.7% of their aggregate shareholding in trivago GmbH, to travel B.V. in a capital increase in exchange for newly issued Class A shares of travel B.V. As a result of these contributions, 96.3% of the share capital and 99.6% of the voting power in travel B.V. was held by Expedia Group and 3.7% of the share capital and 0.4% of the voting power in travel B.V. was held by the Founders, whereas 66.0% of the voting power in trivago GmbH was held by travel B.V. and 34.0% of the voting power in trivago GmbH was held by the Founders. Effective with the IPO, travel B.V., changed its legal form and became trivago N.V and all Class A and B shares of travel B.V. were converted to Class A and B shares of trivago N.V.
ADSs representing the 9,200,029 Class A shares of the Founders in trivago N.V. and an additional 20,826,606 ADSs representing newly issued Class A shares in trivago N.V. were sold in the IPO.
After the IPO and as of December 31, 2016, 68.3% of the voting power in trivago GmbH was held by trivago N.V. and 31.7% was held by the Founders which was reflected as noncontrolling interest in the consolidated financial statements through September 7, 2017. On September 7, 2017 (the "merger date") the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after our pre-IPO corporate reorganization for Class B shares of trivago N.V.
As of December 31, 2018, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.5% and 66.8%, respectively, and the Founders had an ownership interest and voting interest of 28.4% and 31.9%, respectively.
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
These consolidated financial statements reflect Expedia Group’s basis of accounting due to the change in control in 2013 when Expedia Group acquired a controlling ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.
The Expedia Group incurs certain costs on behalf of trivago. The consolidated financial statements include certain corporate expenses that have been allocated to trivago by the Expedia Group (see Note 17 - Related party transactions for further information). We recorded all corporate allocation charges from the Expedia Group within our consolidated statement of operations and as a contribution from Parent within the consolidated statement of changes in equity. Our management believes that the assumptions underlying the consolidated financial statements are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of trivago, nor does it reflect what the historical financial position, results of operations and cash flows of trivago would have been had we been a stand-alone company during the periods presented.
Certain amounts previously reported in the consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform to the current period’s presentation, primarily to separately present financing obligations, which were previously classified as other liabilities long-term, as well as payroll liabilities, which were previously classified as accrued expenses and other current liabilities on the balance sheet.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

2.Significant accounting policies
Consolidation
Our consolidated financial statements include the accounts of trivago and entities we control. All significant intercompany balances and transactions have been eliminated in consolidation. We deconsolidate entities from our results of operations on the day when we lose control. Further, the equity method of accounting is used for investments in associated companies in which we have a financial interest in but do not have control.
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
As of December 31, 2018 and December 31, 2017 all subsidiaries of the Company are wholly-owned. Throughout 2017 until the deconsolidation of myhotelshop, noncontrolling interests with shares redeemable at the option of the minority holders in myhotelshop have been included in redeemable noncontrolling interests. See Note 12 - Redeemable noncontrolling interests for further discussion.
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
Revenue recognition
Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We derive our revenues from the following streams:
Referral Revenue
Revenue relates to fees earned on the display of a customer‘s (advertiser‘s) link on the trivago website on a cost-per-click (CPC) basis. Revenue from click-through fees is recorded after the traveler makes the click-through to the related advertiser’s website. Control is deemed to have transferred at a point in time, being when the link or advertisement has been displayed and the click-through to the customer's website has occurred. The prices per click for an advertising campaign, which generally have a duration of one month or less, are negotiated in advance, thus, the amount to be recognized as revenue for the respective click is fixed and determinable when the performance obligation has been satisfied.
Most of our revenue is invoiced on a monthly basis after the performance obligation has been satisfied with payment terms between 10 to 90 days. For some advertisers we require prepayments.
Subscription Revenue
Revenue from subscription services is recognized ratably over the contract term, which is 12 months or less from the subscription commencement date. Customers may choose to be billed annually or monthly via SEPA or credit card. The price per subscription is fixed and determinable when the contract commences.
We consider ourselves principal in all our revenue transactions.
We do not have any unsatisfied performance obligations for contracts with an original expected length of one year or less and contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. As permitted under ASC 606-10-55, we elected not to disclose the transaction price allocated to performance obligations expected to be satisfied in future periods.
Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. Deferred revenue changed from €8.9 million as of December 31, 2017 to €7.9 million as of December 31, 2018. During the year ended December 31, 2018, €8.0 million were recognized as revenue that were included in the beginning deferred revenue balance as of December 31, 2017.

Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2016, 2017 and 2018 cost of revenue excludes €3.8 million, €0.1 million and €0.3 million, respectively, of amortization expense of acquired technology. For the years ended December 31, 2016, 2017 and 2018 cost of revenue excludes €1.4 million, €1.7 million and €3.0 million, respectively, of amortization expense related to internal use software and website development.
Cash and Cash Equivalents
Our cash and cash equivalents include cash and liquid financial instruments, primarily time deposit investments, with maturities of three months or less when purchased.
Restricted cash
Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value. As of December 31, 2017 and December 31, 2018, restricted cash was €2.7 million and €2.4 million, respectively. From the total balance as of December 31, 2018, €2.3 million is presented as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.
Accounts receivable
Accounts receivable are generally due within 10 to 90 days and are recorded net of an allowance for doubtful accounts. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole.
Property and equipment, net including software and website capitalization
We record property and equipment at cost, net of accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, capitalized software and software development cost and furniture and other equipment, and 39 years for buildings. We amortize leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.
In June 2015, we signed a contract to build our new corporate headquarters in Düsseldorf, Germany. We were deemed to be the accounting owner of the premises during the construction period under build-to-suit lease accounting guidance under ASC 840. Therefore, a construction-in-progress asset and a related construction financing obligation were recorded on our consolidated balance sheets up until the move-in date. The amounts that the Company has paid or incurred for normal tenant improvements and structural improvements had also been recorded as part of the construction-in-progress asset. After we moved into our new headquarters in June 2018, we have capitalized the amounts incurred related to the construction cost and normal tenant improvements to property and equipment, which are amortized using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. At the date of the move in, it was determined that the sale-leaseback guidance was not met, resulting in our accounting for the lease as a financing obligation as further explained in the “Leases” section below.
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
Leases
We lease office space in several countries under non-cancellable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier. Additionally we have entered into subleases for unoccupied leased office space. We recognize sublease payments on a straight-line basis over the term of the sublease.
We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease.
The contractual lease agreement for our new campus in Düsseldorf triggered build-to-suit treatment under U.S. GAAP during the construction period of both buildings. We moved into the first building in June 2018, at which point it was determined that the sale-leaseback guidance was not met, resulting in our accounting for the lease as a financing obligation. We have bifurcated our lease payments relating to the premises into a portion that is allocated to the building (a reduction of the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the years ended December 31, 2016, 2017 and 2018, we have recorded €1.7 million, €1.7 million and €1.8 million respectively, of land rent expense in connection with this lease. Until our move-in in June 2018, our non-cash land expense was entirely classified as general and administrative expense. Since our move, we have been allocating these expenses to all of our operating costs. Depreciation on the building commenced upon construction completion, resulting in €1.6 million of depreciation expense for the year ended December 31, 2018, of which the majority is recorded as technology and content expense. The second building relating to our campus remains under construction at December 31, 2018 and is accounted for as a build-to-suit.
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
In addition to measuring the fair value of our reporting units as described above, we consider the combined fair values of our reporting units in relation to the company’s total fair value.
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
Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations. For the years ended December 31, 2016, 2017 and 2018, our advertising expense was €623.5 million, €884.7 million and €732.5 million, respectively. As of December 31, 2017 and 2018, we had €12.6 million and €6.3 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.
Share-based compensation
Share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by the Expedia Group (formerly

Expedia, Inc.) in 2013. During 2017 and 2018, there were additional awards granted in connection with the Omnibus Incentive Plan to employees of trivago.
The fair value of share options accounted for as equity settled transactions is measured at the grant date using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history relatable to the expected term of our awards, the expected share price volatility for our Class A shares was estimated by taking the median historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. Prior to the IPO, we previously based our expected term assumptions on the terms and conditions of the employee share option agreements, and scheduled exercise windows. Post-IPO, we have used the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term to estimate the term for all option grants subsequent of the IPO. The simplified method was used as we do not have sufficient relatable historical term data available. Prior to the IPO, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. Subsequent to the IPO, the share price assumption used in the model is based our publicly traded share price on the date of grant. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options are service-based awards which vest between one and three years and have contractual terms that align with prescribed liquidation windows.
We have performance-based share options which vest upon achievement of certain company-based performance conditions and service conditions. On the date of grant, we determine the fair value of the performance-based award using the Black-Scholes option pricing model. The awards are then assessed to determine the probability of the award vesting. If assessed as probable, we record compensation expense for these awards over the total performance and service period using the accelerated method. At each reporting period, we reassess the probability of achieving the performance targets, which requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets. As at December 31, 2018, there were no awards remaining subject to a performance target condition to be determined in a future period.
In 2018, Restricted Stock Units (RSUs), which are stock awards entitling the holder to shares of common stock as the award vests, were granted. The RSUs are service-based awards which vest between one and three years. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value, net of actual forfeitures, as stock-based compensation expense over the vesting term on a straight-line basis.
Prior to the IPO, we classified certain employee option awards as liabilities when we deemed it not probable that the employees holding the awards would bear the risks and rewards of stock ownership for a reasonable period of time. We remeasured these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relied upon an estimate of the fair value of trivago’s shares as of the reporting date which was determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date was equal the settlement amount. Upon the IPO, all liability classified awards were reclassified to equity settled awards. For the years ended December 31, 2017 and 2018, we had no option awards classified as liabilities.
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
Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates accounted for 36% of our total revenue for each of the years ended December 31, 2016, 2017 and 2018, respectively, and 47% and 41%, respectively, of total accounts receivable as of December 31, 2017 and 2018. Booking Holdings and its affiliates represent 43%, 44% and 39%, respectively, of revenues for the years ended December 31, 2016, 2017 and 2018 and 28% and 35%, respectively, of total accounts receivable as of December 31, 2017 and 2018.
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
Adoption of new accounting pronouncements
Revenue from Contracts with Customers. As of January 1, 2018, we adopted ASU 2014-09 amending revenue recognition guidance using the modified retrospective method for contracts with completion dates subsequent to January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented in accordance with the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting policies.

The adoption of the new guidance did not result in a cumulative adjustment to the opening retained earnings balance as of January 1, 2018, and it did not have a material impact to our consolidated financial statements as of and for the year ended December 31, 2018 or on how we recognize revenue.
Statement of Cash Flows. As of January 1, 2018, we adopted ASU 2016-15 and ASU 2016-18 which clarify how companies present and classify certain cash receipts and cash payments as well as the presentation of restricted cash in the statement of cash flows. Upon adoption, we retrospectively adjusted the prior periods presented in our statement of cash flows. The most significant impact of the adoption was the inclusion of those amounts deemed to be restricted cash and cash equivalents in our cash and cash-equivalent balances in the consolidated statement of cash flows.
Intra-entity Transfers of Assets Other Than Inventory. As of January 1, 2018, we adopted ASU 2016-16 amending the accounting for income taxes associated with intra-entity transfers of assets other than inventory. This new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs rather than our historical practice of deferring and amortizing the tax consequence over a specified period of time. The adoption of this new guidance resulted in an adjustment to retained earnings of €143 thousand, with an offset against our deferred tax balance.
Definition of a Business. As of January 1, 2018, we adopted ASU 2017-01 that clarifies the definition of a business for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard must be applied prospectively and will impact how we assess acquisitions (or disposals) of assets or businesses. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Stock Compensation. As of January 1, 2018, we adopted ASU 2017-09, which clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Non-employee Share-based Payment Arrangements. In June 2018, the FASB issued ASU 2018-07, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provides (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We elected to early adopt the new guidance in the second quarter of 2018, which requires us to reflect any adjustments as of January 1, 2018, the beginning of the annual period that includes the interim period of adoption. The primary impact of the adoption was to treat share-based compensation awarded to non-employees as equity awards and not option liabilities. Prior to adoption, we did not have material share-based compensation awards to non-employees; therefore, the adoption of this new guidance did not have a material impact to our consolidated financial statements.
Recognition and Measurement of Financial Instruments. In January 2016, the FASB issued ASU 2016-01 that provides new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In February 2018, the FASB issued ASU 2018-03, which provides technical corrections and improvements related to ASU 2016-01. We have adopted the new guidance on January 1, 2018. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Codification Improvements. In July 2018, the FASB issued ASU 2018-09, which does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different Financial Accounting Standards Board Accounting Standards Codification areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while others provide for a transition period to adopt in fiscal years beginning after December 15, 2018. We adopted the new guidance in the second quarter of 2018. The adoption of this new guidance did not have a material impact to our consolidated financial statements.

Recent accounting pronouncements not yet adopted
Leases. In February 2016, the FASB issued ASU 2016-02, that provides new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. We will adopt this guidance on January 1, 2019 and will elect certain available practical expedients under the transition guidance, including the transition package expedients but excluding the hindsight practical expedient. Additionally, we have elected the optional transition method that allows for a cumulative-effect adjustment in the period of adoption and will not restate prior periods. Based on our lease portfolio as of December 31, 2018, upon adoption we anticipate recording on our consolidated balance sheet right-of use assets of approximately €104 million (representing right-of use asset of approximately €106 million net of approximately €2 million of existing lease incentives and deferred rent) as well as operating lease liabilities of approximately €106 million with no material impact to our consolidated statements of operations or cash flows. Additionally, we will remove the assets and liabilities previously recorded pursuant to build-to-suit lease guidance resulting in an expected increase to retained earnings of less than €10 million.
Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU 2016-13, which changes the guidance related to the measurement of credit losses for financial assets measured at amortized cost, including accounts receivable, and available-for-sale debt securities. The new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. This update is effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
Cloud Computing Arrangements. In August 2018, the FASB issued ASU 2018-15, which provides additional guidance on the accounting for implementation costs incurred for a cloud computing arrangement that is a service contract. The amendments in the standard align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). Costs for implementation activities in the application development stage are capitalized depending on the nature of the costs, while costs incurred during the preliminary project and post implementation stages are expensed as the activities are performed. The additional guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Fair Value Measurements. In August 2018, the FASB issued ASU 2018-13, which is applicable to all entities that are required under existing GAAP to make disclosures about recurring or nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements in ASC 820, Fair Value Measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements, however, we currently do not expect a material impact.

3.Acquisitions and divestitures
On December 22, 2016, we exercised our call option in order to purchase the remaining 47.7% noncontrolling interest in base7booking.com Sarl ("base7"), a cloud-based property management service provider, for a cash consideration of approximately €0.9 million. As such, we became the sole owner of base7. Given we had a controlling interest in base7 prior to the exercise of the call option, the change in ownership was treated as a step-acquisition and accounted for as an equity transaction. As such, we eliminated the redeemable noncontrolling interest of base7 and changes in redeemable noncontrolling interest due to attributed earnings and foreign exchange gains/losses as of December 22, 2016 and any difference between carrying value and acquisition value was adjusted to Reserves in shareholders’ equity as of that date. See Note 12 - Redeemable noncontrolling interests.
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

4.Fair value measurement
As of December 31, 2017 and 2018, we had no financial assets measured at fair value. See Note 12 - Redeemable noncontrolling interests for further information on the fair value of the put/call option that was classified as Level 3 as of December 31, 2016. See Note 2 - Significant accounting policies for more information.

5.Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2017	2018
Prepaid advertising	€12,577	€6,267
Other prepaid expenses	3,755	1,341
Other assets	2,426	738
Total	€18,758	€8,346

6.Property and equipment, net

	As of December 31,
(in thousands)	2017	2018
Building and leasehold improvements	€3,985	€120,738
Capitalized software and software development costs	13,287	16,123
Computer equipment	13,387	15,231
Furniture and fixtures	3,620	6,285
Office equipment	786	2,167
Subtotal	35,065	160,544
Less: accumulated depreciation	17,695	25,697
Construction in process	97,101	27,154
Property and equipment, net	€114,471	€162,001

In June 2018, we moved into our new headquarters in Düsseldorf, Germany and started depreciation of capitalized costs incurred related to the construction cost and normal tenant improvements to property and equipment. See Note 2 - Significant accounting policies, Leases, for further information. As of December 31, 2017 and 2018, our building and leasehold improvement costs, net of accumulated depreciation, were €2.7 million and €118.3 million, respectively. As of December 31, 2017, €92.3 million in building related construction cost were included in construction in progress.
We establish assets and liabilities for the present value of estimated future costs to return our new headquarters and certain of our leased facilities to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the useful live of the underlying asset or the lease period and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of December 31, 2017 and 2018, an asset retirement obligation asset and liability of €1.0 million and €0.6 million, respectively, is included within building and leasehold improvements, gross of accumulated depreciation of €0.3 million and €0.04 million, respectively, for the cost to decommission the physical space of our new headquarters and our leased facilities. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
As of December 31, 2017 and 2018, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €9.0 million in both periods.
As of December 31, 2017 and 2018, our computer equipment costs, net of accumulated amortization, were €6.6 million and €4.8 million, respectively.
In 2018, we recorded an impairment of €1.5 million related to internally developed capitalized software and acquired software development costs, which was a result of software previously under development that was discontinued during the period and will not be placed into service. We recognized the loss on impairment within our operating expenses on our consolidated statements of operations.

7.Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2017 and 2018:

	As of December 31,
(in thousands)	2017	2018
Goodwill	€490,455	€490,529
Intangible assets with definite lives, net	3,794	2,064
Intangible assets with indefinite lives	169,500	169,545
Total	€663,749	€662,138

Impairment Assessments
As of December 31, 2017 and 2018, we had no accumulated impairment losses of goodwill or indefinite-lived intangible assets.
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2017	€215,271	€192,719	€82,513	€490,503
Foreign exchange translation	(77)	(69)	(29)	(175)
Acquisition of Tripl	110	98	42	250
Deconsolidation of myhotelshop	(54)	(48)	(21)	(123)
Balance as of December 31, 2017	€215,250	€192,700	€82,505	€490,455

Balance as of January 1, 2018	€215,250	€192,700	€82,505	€490,455
Foreign exchange translation	33	29	12	74
Balance as of December 31, 2018	€215,283	€192,729	€82,517	€490,529

Indefinite-lived Intangible Assets
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2017 and 2018:

	December 31, 2017			December 31, 2018
(in thousands)	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Customer relationships	€34	€(5)	€29	€34	€(16)	€18
Partner relationships	34,254	(34,224)	30	34,254	(34,235)	19
Technology	60,190	(59,831)	359	60,145	(59,951)	194
Non-compete agreement	10,800	(7,424)	3,376	10,800	(8,967)	1,833
Total	€105,278	€(101,484)	€3,794	€105,233	€(103,169)	€2,064

Amortization expense was €13.9 million for the year ended December 31, 2016, €3.2 million for the year ended December 31, 2017 and €1.7 million for the year ended December 31, 2018. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2018, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2019	€1,685
2020	374
2021	1
2022	1
Future years	3
Total	€2,064

8.Debt-credit facility
We maintain a €50.0 million uncommitted credit facility with an interest rate of LIBOR, floored at zero, plus 1% per annum, which is guaranteed by Expedia Group, that may be terminated at any time by the lender. As of December 31, 2017 and 2018, we had no borrowings outstanding on the consolidated balance sheet.

9.Employee benefit plans
For defined contribution plans, trivago pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The amount of expense recognized for defined contribution pension plans was not material for the years ended December 31, 2016, 2017 and 2018.

10.Share-based awards and other equity instruments
Option issuance prior to IPO
In connection with the controlling-interest acquisition of trivago by the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia") in 2013, certain outstanding trivago employee options as of the acquisition date were replaced with new trivago employee option awards exercisable into trivago Class A shares. The replacement awards were exchanged at acquisition date fair value and maintained their original service-based vesting schedule and strike price of €1. The original service-based vesting period for these awards are between one and three years. The options also contained conditions which allowed holders to put underlying shares to Expedia (and for which Expedia was able to call) during prescribed liquidity windows in 2016 and 2018, however holders are required to exercise options and hold underlying shares for a reasonable period of time prior to liquidation in order to participate in the risks and rewards of equity ownership. Of the 887 option awards outstanding as of January 1, 2014, 858 option awards were replaced at the time of Expedia’s acquisition of a controlling interest in us and the remaining were additional grants in 2013 which contained similar provisions as the replacement awards.
77 and 146 Class A employee share options were granted in 2015 and 2016, respectively. Additionally, 62,178 and 74,580 Class B employee share options were granted in 2015 and 2016, respectively, which have economic and voting rights that are 1/1000 of a Class A option. Class A and Class B are presented as the same class of shares and Class B option awards are presented in terms of Class A equivalents. The majority of the employee share options granted in 2015 and 2016 had a strike price of €1. The remaining options granted in 2015 were granted with strike prices which approximated the 2013 acquisition date fair value of trivago shares and the remaining 2016 options were granted with a strike price equal to the fair value of trivago shares estimated at the time of grant. All option awards granted in 2015 and 2016 contain service based vesting provisions between two and three years. The shares subscribed for underlying the grants in 2015 and 2016 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.
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
In the third quarter of 2016, 38 Class A equivalent trivago employee option awards were exercised for nominal proceeds. All of these awards were liability-classified awards and their subsequent settlement resulted in a reclassification of €4.2 million from Option liability to Reserves in equity. The options exercised were later called by Expedia, with the options exercised having strike prices in excess of €1. Expedia withheld all of the proceeds from exercise, which resulted in a €0.7 million payment to trivago and an offsetting impact to Reserves in equity.
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
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, directors who are members of the management board and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be 34,711,009 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan will be represented by ASDs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board.
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
Awards include options, share appreciation rights, restricted stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options granted to members of the management board and the supervisory board under the 2016 Plan for management board members shall not be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date, unless otherwise approved by shareholders at a general meeting. The option exercise price for options under the 2016 Plan for other eligible individuals can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
As of December 31, 2016, there were no awards granted under the 2016 Plan. During the years ended 2017 and 2018, 10,561,001 and 5,002,236, respectively, awards were granted under the 2016 Plan.
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

The following table presents a summary of our share option activity in trivago N.V. equivalent shares for periods prior to January 1, 2017 and trivago N.V. shares after January 1, 2017:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
			(In years)	(in thousands)
Balance as of January 1, 2016	722	€3,239
Granted	221	€80,926
Exercised	39	€17,953
Cancelled	2	€1
Balance as of December 31, 2016	902	€21,637	49	68,235
Balance as of December 31, 2016 (trivago N.V. equivalents)	7,704,659
Granted	10,561,001	€7.16		11,827
Exercised	1,093,428	€0.13		14,860
Cancelled	63,658	€8.15		366
Balance as of December 31, 2017	17,108,574	€5.66	21	32,178
Granted	4,944,430	€3.99		12,573
Exercised	531,410	€0.30		2,855
Cancelled	828,196	€6.23		1,182
Balance as of December 31, 2018	20,693,398	€5.54	17	32,050
Exercisable as of December 31, 2018	7,057,182	€4.08	35	21,894
Vested and expected to vest after December 31, 2018	20,693,398	€5.54	17	32,050

As discussed above, the options legally exercised in 2015 were subject to an accounting modification that changed their classification from equity to liability awards. These awards remained subject to variable accounting treatment through their settlement date in June 2016. Prior to the IPO, 93 Class A and 6 Class B options (in terms of Class A equivalents options) were subject to liability accounting. As of December, 31, 2017 and 2018, no option awards are subject to liability accounting.
The total intrinsic value of share options exercised was €14.9 million and €2.9 million for the year ended December 31, 2017 and December 31, 2018, respectively.
During the years ended December 31, 2016, 2017 and 2018, we awarded share options as part of our share-based compensation. The fair value of share options granted during the years ended December 31, 2016, 2017 and 2018 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:

	Year ended December 31,
	2016	2017	2018
Risk-free interest rate	1.31%	2.18%	1.74%
Expected volatility	46%	41%	33%
Expected life (in years)	2.68	4.62	4.42
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€34,425	€4	€3

In 2018, we granted restricted stock units (RSUs) as part of our share-based compensation. The RSUs are service-based awards which vest between one and three years. The fair value of the RSUs granted are based on the stock price on the day of grant. The following table presents a summary of our RSUs:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life

Balance as of January 1, 2018	—	€—
Granted	57,806	€3.88	7
Vested	—	€—
Cancelled	—	€—
Balance as of December 31, 2018	57,806	€3.88	7

In 2016, 2017 and 2018, we recognized total share-based compensation expense of €53.7 million, €16.0 million and €20.7 million, respectively. There was no income tax benefit related to share-based compensation expense for 2016, 2017 and 2018. Additionally, €318 thousand and €85 thousand of share-based compensation cost was capitalized in 2016 and 2017, respectively, as part of software development costs. No share-based compensation cost was capitalized in 2018.
Cash received from share-based award exercises for the years ended December 31, 2016, 2017 and 2018 was €686 thousand, €42 thousand and €161 thousand, respectively.
As of December 31, 2018, there was approximately €27.0 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 1.8 years.

11.Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(in thousands)	2016	2017	2018
Current income tax expense (benefit):
Germany	€11,405	€323	€2,225
Other countries	103	112	125
Current income tax expense (benefit)	11,508	435	2,350
Deferred income tax (benefit) expense:
Germany	(4,838)	(4,851)	(1,264)
Other countries	—	(348)	—
Deferred income tax (benefit) expense	(4,838)	(5,199)	(1,264)
Income tax expense (benefit)	€6,670	€(4,764)	€1,086

Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income (loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(in thousands)	2016	2017	2018
Germany	€(32,985)	€(20,018)	€(20,574)
Other countries	(11,736)	2,205	108
Income (loss) before income taxes	€(44,721)	€(17,813)	€(20,466)

A reconciliation of amounts computed by applying the German statutory income tax rate to income (loss) before income taxes to total income tax expense (benefit) is as follows:

	Year ended December 31,
(in thousands)	2016	2017	2018
Income (loss) before income taxes	€(44,721)	€(17,813)	€(20,466)
Income tax expense at German tax rate (31.23%)	(13,964)	(5,562)	(6,391)
Foreign rate differential	219	33	(5)
Expected tax expense (benefit)	(13,745)	(5,529)	(6,396)
Tax effect from:
Non-deductible share-based compensation	16,875	5,017	6,465
Non-deductible corporate costs	1,306	34	—
Movement in valuation allowance	1,921	(3,517)	(184)
Foreign withholding taxes	29	—	813
Other differences	284	(769)	388
Income tax expense (benefit)	€6,670	€(4,764)	€1,086

Our effective tax rate was (14.9)% in 2016, 26.7% in 2017 and (5.3)% in 2018. This is primarily due to non-deductible share-based compensation of (pre-tax) €53.7 million in 2016, €16.0 million in 2017 and €20.7 million in 2018. Furthermore, (pre-tax) corporate costs amounting to €4.2 million for 2016 and €0.1 million for 2017 were pushed down from Expedia Group. No amounts were pushed down from Expedia Group in 2018. These corporate costs are non-deductible for tax purposes. Additional details on the movement in valuation allowance are included below.
Other differences relate to one-off items during the year. In 2018, €0.8 million relate to foreign withholding tax deductions. The remainder of the other permanent differences amounts in 2016, 2017 and 2018 relate to individually insignificant non-deductible expenses.
Uncertain tax positions
There are no uncertain tax positions provided for as of December 31, 2016, 2017 and 2018.
The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2018, there is an ongoing audit of tax returns from 2013 through 2015 for corporate and trade income tax as well as value-added tax for trivago GmbH. According to the statute of limitation, the German tax authorities may initiate additional audits of tax returns for 2014 through 2018. Management determined that it is not more likely than not that the current or any future audits result in an unfavorable outcome.

Deferred income taxes
At December 31, 2017 and 2018, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(in thousands)	2017	2018
Deferred tax assets:
Net operating loss and tax credit carryforwards	€2,522	€949
Prepaid expense and other current assets	2,458	5,042
Deferred rent	1,429	1,778
Property and Equipment	537	459
Accrued expenses and other current liabilities	473	1,381
Intangible assets, net	—	372
Other long-term liabilities	326	299
Other	405	329
Total deferred tax assets	8,150	10,609
Less valuation allowance	(348)	—
Net deferred tax assets	7,802	10,609

Deferred tax liabilities:
Intangible assets, net	53,981	53,499
Property and equipment	2,059	2,778
Accrued expenses and other current liabilities	67	448
Other	—	434
Total deferred tax liabilities	56,107	57,159
Net deferred tax asset/(liability)	€(48,305)	€(46,550)

At December 31, 2018, we had net operating loss carryforwards (“NOLs”) for a tax-effected amount of approximately €0.9 million. The tax-effected NOL carryforwards decreased by €1.6 million from the amount recorded at December 31, 2017 primarily due to utilization of pre-tax losses at the level of the trivago N.V.
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. In 2017, trivago N.V. and trivago GmbH merged for tax purposes. This merger enables trivago N.V. to offset its NOLs with any future taxable profits of trivago GmbH. As a result, the €3.2 million previously unrecognized losses of trivago N.V. have been fully recognized in FY 2017.
Of this €3.2 million, €0.7 million of NOLs have not been utilized at December 31, 2018. If not utilized, the tax-effected NOL carryforwards of €0.7 million may be carried forward indefinitely. €0.3 million tax-effected NOLs referred to previously unrecognized losses of Base7 GmbH, which also may be carried forward indefinitely.
The tax-effected valuation allowance decreased by €0.3 million from the amount recorded at December 31, 2017 and relates to the recognition of previously unrecognized losses at the Base7 GmbH level.
The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was €2.0 million at December 31, 2018. We have not provided for any deferred income taxes on this difference as only 5% refer to a taxable temporary difference under German tax law, which is insignificant. In the event we distribute such earnings in the form of dividends or otherwise, these would be tax exempt for all investments located in Europe. Any capital gains on the sale of participations would be 95% exempt under German tax law.

12.Redeemable noncontrolling interests
Noncontrolling interest existed in myhotelshop until its deconsolidation in December 2017 as it was majority owned by us. We carried it at fair value as the noncontrolling interests contained certain rights, whereby we may have acquired and the minority shareholders may have sold to us the additional shares of the company. A reconciliation of redeemable noncontrolling interest for the year December 31, 2017 is as follows:

(in thousands)	Year ended December 31, 2017
Balance, beginning of the period	€351
Net loss attributable to noncontrolling interests	(110)
Fair value adjustments through members’ equity	149
Currency translation adjustments and other	0
Change in ownership of noncontrolling interest	0
Deconsolidation of entity	(390)
Balance, end of period	€—

During the year ended December 31, 2017, the fair value of the redeemable noncontrolling interest was adjusted by €0.1 million for the net loss attributable to the noncontrolling interest in myhotelshop. A total fair value adjustment of €0.1 million was recorded to reflect the fair value of the noncontrolling interests as of the deconsolidation date of myhotelshop. On December 15, 2017, after losing control of myhotelshop, we deconsolidated the entity including the redeemable noncontrolling interests with a fair value of €0.4 million.
There is no redeemable noncontrolling interest as of December 31, 2017 and December 31, 2018.
13.Stockholders' equity
Class A and Class B common stock (after the corporate reorganization, see Note 1 - Organization and basis of presentation)
As of December 31, 2018, we had ADSs representing 42,559,884 Class A shares outstanding, 308,687,967 Class B shares outstanding. During the third quarter of 2017, the Founders exchanged their units in trivago GmbH for 110,791,880 Class B shares in trivago N.V. in connection with the merger of trivago GmbH with and into trivago N.V. Each Class B share is convertible into one Class A share at any time by the holder. During 2018, 11,112,001 Class B shares were converted into Class A shares.
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. The holder of our Class B shares, Expedia Group and Founders, are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to the merger of trivago GmbH with and into trivago N.V., exercises of employee stock options, and the effect of the Founders' conversion of Class B shares to Class A shares in 2018.
Accumulated other comprehensive income (loss)
Accumulated other comprehensive income represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2018, we do not expect to reclassify any amounts included in accumulated other comprehensive income (loss) into earnings during the next 12 months.

Contribution from Parent
The beginning contribution from Parent balance represents the pushdown of share-based compensation expense from Expedia Group. See Note 1 - Organization and basis of presentation, Note 10 - Share-based awards and other equity instruments and Note 17 - Related party transactions.
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
The following table presents our basic and diluted earnings per share:

(In thousands, except per share data)	December 16, 2016 through December 31, 2016	January 1, 2017 through December 31, 2017	January 1, 2018 through December 31, 2018
Numerator:
Net income/(loss)	€1,185	€(13,049)	€(21,489)
Less: net income attributable to noncontrolling interest	285	568	—
Net income/(loss) attributable to trivago N.V.	€900	€(12,481)	€(21,489)
Denominator:
Weighted average shares of Class A and Class B common stock outstanding - basic and diluted	237,811	274,666	350,852

Earnings per share attributable to trivago N.V. available to Class A and Class B common stockholders - basic and diluted	€—	€(0.05)	€(0.06)

Diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

15.Other, net
For the years ended December 31, 2016, 2017 and 2018, Other, net were primarily made up of the following: (i) foreign exchange rate gains (losses) due to the revaluation of foreign currency receivables and payables and, (ii) income from ADSs offset by custodial fees related to ADSs, (iii) income from campus canteen, (iv) government subsidies for research and development activities and (v) rent income for office subleases.

	Year ended December 31,
(in thousands)	2016	2017	2018
Foreign exchange rate gains (losses), net	€16	€120	€(590)
Net income from ADS fees	—	294	431
Income campus canteen	—	—	307
Government subsidies	—	115	278
Rent income	—	—	128
Other income (expenses)	(155)	63	(15)
Total	€(139)	€592	€539

16.Commitments and contingencies
Credit facility, purchase obligations and guarantees
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2018 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€19,812	€19,812	€—	€—	€—

Our purchase obligations represent minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
Lease commitments
We have contractual obligations in the form of operating leases for office space and related office equipment, employee apartments and a financing obligation related to the failed sale-leaseback of our corporate headquarter. Certain operating leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis over the lease term. Lease obligations expire at various dates through 2038. For the years ended December 31, 2016, 2017 and 2018, our rental expense was €4.6 million, €4.8 million and €4.7 million, respectively. For the failed sale-leaseback of our corporate headquarters, we do not recognize rent expense related to the lease; the cash payments are recognized as interest expense and amortization of the liability for the financing obligation. See Note 2 for further information.
We have recognized on our balance sheet asset retirement obligation liabilities as of December 31, 2017 and 2018 of €1.0 million and €0.6 million, respectively, for the cost to decommission office space.
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
The following table presents our estimated future minimum rental payments under operating leases with noncancelable lease terms that expire after December 31, 2018 and financing obligations under the failed sale-leaseback of our corporate headquarters:

Year ending December 31, (in thousands)
2019	€10,348
2020	9,143
2021	9,137
2022	8,730
2023	7,505
2024 and thereafter	32,016
Total	€76,879

Minimum rental payments have not been reduced by minimum sublease rentals of €1.9 million due in the future under non-cancelable subleases.

Legal proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters.
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged breaches of Australian consumer law relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. On November 27, 2018, we filed a response to the ACCC's statement of claim. On December 19, 2018, the court issued an order setting a trial date for September 9, 2019 and requiring us to produce certain documents. We are in the process of producing these documents. Management has established a provision in respect of this matter.
We and certain of our management board members are the subject of two putative class actions that were filed in the United States District Court for the Southern District of New York. These two actions have since been consolidated into a single action, and an amended complaint was filed in that action on March 30, 2018. The amended complaint asserts claims under the Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, on behalf of persons who purchased or otherwise acquired trivago’s American Depositary Receipts pursuant and/or traceable to the registration statement and prospectus issued in connection with our IPO on or about December 16, 2016 and/or on the open market between December 16, 2016 and October 25, 2017. The complaint also names underwriters of our initial public offering as defendants. On May 14, 2018, we filed a motion to dismiss this matter. On February 26, 2019, the court granted the motion to dismiss as to all defendants, without granting plaintiffs leave to further amend the complaint. The plaintiffs may appeal the decision by March 29, 2019.
The U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA considers may violate U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings provide for an implementation period of six months and resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding of liability.
The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.
17.Related party transactions
Relationship with Expedia Group, Inc.
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif, HomeAway and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group of €268.2 million, €367.6 million and €331.4 million for the years ended December 31, 2016, 2017 and 2018, respectively, primarily consists of click through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 36% of our total revenue for each of the years ended December 31, 2016, 2017 and 2018, respectively.
For the years ended December 31, 2016, 2017 and 2018, our operating expenses include €4.2 million, €0.5 million and €0.8 million, respectively, of related-party shared services fees and amounts related to the services and support agreements detailed below. During the years ended December 31, 2016 and 2017, Expedia Group allocated certain legal, tax, treasury, audit and corporate development costs, including associated employee compensation costs. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity. During 2017, trivago started incurring these expenses directly.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2017 and 2018 were €38.6 million and €39.7 million.
Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group.
On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. During the year ended December 31, 2016, we utilized
€20.0 million under our credit facility and subsequently repaid all obligations outstanding. We did not utilize the credit facility during the years ended December 31, 2017 and 2018.
On July 23, 2015, we entered into an agreement to design and build our new headquarters in Düsseldorf, Germany. As part of that agreement, Expedia Group had guaranteed certain payments due by trivago. The guarantee by Expedia Group ended upon receipt of a bank guarantee by trivago, which we obtained in July 2017. As of December 31, 2017, there no longer is a guarantee by Expedia Group for certain payments made by us related to our new headquarters.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2016, 2017 and 2018, we paid Expedia Group €21 thousand, €68 thousand and €59 thousand, respectively, for these data hosting services.
Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. For each of the years ended December 31, 2016, 2017 and 2018, we incurred €0.1 million, €0.4 million and €0.7 million, respectively, for these services and support services.

18.Segment information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. The change from one to three reportable segments was the result of a shift in the Company’s focus on managing the business to reflect unique market opportunities and competitive dynamics inherent in our business within each of our operating segments. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment represents all regions outside of the Americas and Developed Europe. The top countries by revenue in the Rest of World segment include Australia, Japan, India, New Zealand and Russia.
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
The following tables present our segment information for the years ended December 31, 2016, 2017 and 2018. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2016
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€348,909	€286,398	€110,517	€—	€745,824
Subscription revenue	—	—	—	5,511	5,511
Other revenue	—	—	—	2,834	2,834
Total revenue	€348,909	€286,398	€110,517	€8,345	€754,169
Advertising spend	257,471	243,176	122,805	—	623,452
ROAS contribution	€91,438	€43,222	€(12,288)	€8,345	€130,717
Costs and expenses:
Cost of revenue, including related party, excluding amortization					4,273
Other selling and marketing(1)					49,772
Technology and content					51,658
General and administrative, including related party					55,602
Amortization of intangible assets					13,857
Operating loss					€(44,445)
Other income (expense)
Interest expense					(137)
Other, net					(139)
Total other income (expense), net					€(276)
Loss before income taxes					€(44,721)
Provision for income taxes					6,670
Net loss					€(51,391)
(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

	Year Ended December 31, 2017
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€424,993	€391,667	€203,673	€—	€1,020,333
Subscription revenue	—	—	—	11,511	11,511
Other revenue	—	—	—	3,539	3,539
Total revenue	€424,993	€391,667	€203,673	€15,050	€1,035,383
Advertising spend	324,487	338,072	222,126	—	884,685
ROAS contribution	€100,506	€53,595	€(18,453)	€15,050	€150,698
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,930
Other selling and marketing(1)					62,240
Technology and content					52,232
General and administrative, including related party					47,444
Amortization of intangible assets					3,220
Operating loss					€(20,368)
Other income (expense)
Interest expense					(44)
Gain on deconsolidation of subsidiaries					2,007
Other, net					592
Total other income (expense), net					€2,555
Loss before income taxes					€(17,813)
Provision for income taxes					(4,764)
Net loss					€(13,049)
(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

	Year Ended December 31, 2018
(in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€378,919	€315,966	€204,937	€—	€899,822
Subscription revenue	—	—	—	13,863	13,863
Other revenue	—	—	—	1,131	1,131
Total revenue	€378,919	€315,966	€204,937	€14,994	€914,816
Advertising spend	265,004	261,620	205,834	—	732,458
ROAS contribution	€113,915	€54,346	€(897)	€14,994	€182,358
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,435
Other selling and marketing(1)					73,175
Technology and content					66,904
General and administrative, including related party					54,326
Amortization of intangible assets					1,684
Operating loss					€(19,166)
Other income (expense)
Interest expense					(1,839)
Gain on deconsolidation of subsidiaries					—
Other, net					539
Total other income (expense), net					€(1,300)
Loss before income taxes					€(20,466)
Provision for income taxes					1,086
Net loss before equity method investment					€(21,552)
Income (loss) from equity method investment					63
Net loss					€(21,489)
(1) Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2016, 2017 and 2018. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated based upon the location of the customer using the service.

	Year ended December 31,
(in thousands)	2016	2017	2018
Total Revenues
United States	€199,423	€255,501	€194,416
United Kingdom	86,745	108,080	95,893
Germany	76,599	85,308	73,143
Australia	30,820	50,623	47,737
Spain	37,715	36,757	34,059
All other countries	322,867	499,114	469,568
	€754,169	€1,035,383	€914,816

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2017 and 2018:

(in thousands)	Years ended December 31,
	2017	2018
Property and equipment, net:
Germany	€112,707	€159,071
All other countries	1,764	2,930
	€114,471	€162,001

19.Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(in thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2016
Allowance for doubtful accounts	€251	€1,749	€(1,848)	€152
2017
Allowance for doubtful accounts	152	2,275	(2,196)	231
2018
Allowance for doubtful accounts	231	580	(561)	250

20.Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 1,000,000 Class B shares were converted into 1,000,000 Class A shares consistent with the conversion ratio discussed in Note 13. Furthermore, options exercised resulted in additional share issuance of 530,646 Class A shares.