Form 20-F
period 2019-12-31
trivago N.V.
filed 2020-03-06
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Axel Hefer, +49 211 3876840000, Kesselstraße 5 - 7, 40221 Düsseldorf, Federal Republic of Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Class A share, nominal value €0.06 per share	TRVG	The NASDAQ Stock Market LLC
Class A shares, nominal value €0.06 per share*		The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
50,816,706 Class A shares
301,687,967 Class B shares
(as of December 31, 2019)
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
Large accelerated filer  ☐       Accelerated filer  ☒       Non-accelerated filer  ☐       Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues decline;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;

•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.
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
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18 Financial statements” and the information we provide in “Item 5 Operating and financial review and prospects.” For fiscal years ended December 31, 2015, 2016 and 2017, refer to our previously filed annual reports on Form 20-F. Our financial statements are prepared in accordance with U.S. GAAP.
Statement of operations data

(in thousands, except per share data)	Year ended December 31,
	2015	2016	2017	2018	2019
Consolidated statement of operations:
Total revenue	€493,083	€754,169	€1,035,383	€914,816	€838,617
Operating income/(loss)	(47,870)	(44,445)	(20,368)	(19,166)	38,151
Net income/(loss)	(39,366)	(51,391)	(13,049)	(21,489)	17,161
Net income/(loss) attributable to trivago N.V.	(39,127)	(50,681)	(12,481)	(21,489)	17,161

Earnings per share attributable to trivago N.V. available to common stockholders(1)
Basic		€0.00	€(0.05)	€(0.06)	€0.05
Diluted		€0.00	€(0.05)	€(0.06)	€0.05
Shares used in computing earnings per share(4)
Basic		237,811	274,666	350,852	351,991
Diluted		237,811	274,666	350,852	356,738
Key performance indicator:
Adjusted EBITDA(2)	€(1,062)	€28,217	€6,679	€14,590	€70,025
(1) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from December 16, 2016 to December 31, 2016, the period following the capitalization of the parent company and IPO, and for the period from January 1, 2017 to December 31, 2019 (see Note 13 - Earnings per share).
(2) We define adjusted EBITDA as net income/(loss) plus: (1) income/(loss) from equity method investment (2) expense/(benefit) for income taxes; (3) total other income/(expense), net; (4) depreciation of property and equipment, including amortization of internal use software and website development; (5) amortization of intangible assets; and (6) share-based compensation.

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
Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:
•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
We have provided a reconciliation below of adjusted EBITDA to net income/loss, the most directly comparable GAAP financial measure.

	Year ended December 31,
(in thousands) (unaudited)	2015	2016	2017	2018	2019
Net income/(loss)	€(39,366)	€(51,391)	€(13,049)	€(21,489)	€17,161
Income from equity method investment	—	—	—	63	453
Income/(loss) before equity method investment	(39,366)	(51,391)	(13,049)	(21,552)	16,708
Expense/(benefit) for income taxes	(11,318)	6,670	(4,764)	1,086	20,982
Income/(loss) before income taxes	(50,684)	(44,721)	(17,813)	(20,466)	37,690
Add/(less):
Interest expense	147	137	44	1,839	(33)
Gain on deconsolidation of entity	—	—	(2,007)	—	—
Other, net(i)	2,667	139	(592)	(539)	(428)
Operating income/(loss)	(47,870)	(44,445)	(20,368)	(19,166)	38,151
Add:
Depreciation (property and equipment, internal-use software and website development)	2,649	5,083	7,802	11,370	10,298
Amortization of intangible assets	30,030	13,857	3,220	1,684	1,685
EBITDA	(15,191)	(25,505)	(9,346)	(6,112)	50,134
Add:
Share-based compensation	14,129	53,722	16,025	20,702	19,891
Adjusted EBITDA	€(1,062)	€28,217	€6,679	€14,590	€70,025
(i) Consists primarily of foreign exchange gain/loss for the respective year, and the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia Group, Inc. (formerly Expedia, Inc.).

Balance sheet data
The following table sets forth selected consolidated statement of financial position data as of the dates indicated:

	As of December 31,
(in thousands)	2015	2016	2017	2018	2019
Cash and cash equivalents	€17,556	€227,298	€190,201	€161,871	€218,106
Total assets	760,255	1,007,246	1,078,454	1,095,543	1,108,011
Total current liabilities	72,009	61,103	78,387	60,921	63,348
Net assets	624,356	854,071	853,975	853,583	894,787
Retained earnings (accumulated deficit)	(129,156)	(179,837)	(192,318)	(213,664)	(192,704)
Total stockholders' equity	622,280	654,258	853,975	853,583	894,787

As of December 31, 2019, we had American Depositary Shares, or ADSs, representing 50,816,706 Class A shares outstanding. As of December 31, 2019 we had 301,687,967 Class B shares outstanding. Prior to our corporate reorganization in connection with our IPO on December 16, 2016, we operated as trivago GmbH, a limited liability company formed under the laws of the Federal Republic of Germany. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights and economic rights of a trivago GmbH Class A unit. The subscribed capital of trivago GmbH as of December 31, 2015 was €0.05 million and the issued capital of trivago N.V. as of December 31, 2016, 2017, 2018 and 2019 was €127.2 million, €193.7 million, €187.8 million and €184.1 million, respectively.
Selected consolidated cash flow statement data
The following table sets forth selected consolidated cash flow statement data for the periods indicated:

	Year Ended December 31,
(in thousands)	2015	2016	2017	2018	2019
Cash provided by (used in):
Operating activities	€(831)	€31,346	€(8,521)	€(4,584)	€74,221
Investing activities	(6,510)	(8,995)	(18,286)	(24,145)	(17,981)
Financing activities	18,971	187,644	(7,216)	161	(99)
Effect of exchange rate changes on cash	(32)	(54)	(1,259)	(24)	94

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
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
Risks related to our industry and business
We may not be able improve our profitability in future periods or may incur losses, even while our revenues decline.
Although we achieved positive net income in 2019, our revenue declined for the year 2019 compared to 2018. We believe the degree to which we can improve our profitability and eventually return to revenue growth will be an important factor in how our business will be valued by the market. We may not be able to increase our profits or may incur losses, even while our revenue declines. This may occur for any number of reasons, and may reflect:
•the likelihood that our advertisers continue to prioritize profitability over traffic growth when they set their return-on-investment targets for their spend on our marketplace;
•continued intense competition in the online travel industry, particularly as a result of Google's investment into its own accommodation search;
•a continued slow-down in the growth of the online travel industry and any resulting decline in the emphasis that our advertisers wish to place on our hotel metasearch as an advertising channel;
•reductions in performance marketing spend or possible declines in the marginal returns from our Advertising Spend reflecting changes in the effectiveness of our advertising over time, and our brand awareness in light of the strategies of our competitors as they may choose to increase their Advertising Spend;
•a slowdown or reduction in our ability to attract and retain users as a result of not delivering satisfactory search results, transaction experiences or high-quality services;
•the maturation of our business such that future growth rates could be muted unless we reduce our profits or incur losses from increased Advertising Spend; and
•other negative effects on the online travel industry, for example, as a result of market saturation in more mature markets, deteriorating general or local economic conditions.
In addition, we plan to focus on aggressively optimizing our traditional performance marketing spend in 2020, and are conducting a series of large-scale tests in the first half of 2020 to refine our strategy with respect to our performance marketing spend. We anticipate that these tests will have a significant negative impact on our revenues in Developed Europe in the first half of 2020. If these tests and resulting changes to our performance marketing spend do not result in the benefits we anticipate, our business, results of operations, financial condition and prospects could be adversely affected.
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

We derive a large portion of our revenue from a relatively small number of advertisers. A reduction in spending or any change in the bidding strategies by one or more of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing for click-based advertising depends, in part, on competition among advertisers on our marketplace, with advertisers that pay higher CPCs generally receiving better advertising placement and more referrals from us. Although we aim to improve advertiser diversification and competition on our marketplace in the long term, we continue to generate the great majority of our revenue from our largest online travel agency, or OTA, advertisers, including brands affiliated with Booking Holdings, such as Booking.com and Agoda, and those affiliated with our majority shareholder, Expedia Group, Inc., or, together with its subsidiaries, Expedia Group, such as Brand Expedia and Hotels.com. The loss of any of our major advertisers, including Booking Holdings, Expedia Group or their affiliated brands, on some or all of our platforms, or a reduction in the amount they spend, could result in significant decreases in our revenue and profit, as well as an increase in credit losses if such advertisers or affiliated brands fail to pay us, as was the case when Amoma filed for insolvency in 2019. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our industry has historically benefited from a strong migration of travel from offline to online. We believe the industry dynamic has changed as growth has slowed. We believe the declining share of first-time users of online travel websites has, in turn, reduced the value of our referrals to our largest OTA advertisers. As our ability to grow and maintain revenue from our advertisers is dependent to a significant extent on our ability to generate referrals, customers, bookings or revenue and profit for them on a basis they deem to be cost-effective, this reduction in value may have, in turn, negatively affected CPC bids on our marketplace. Our advertisers' spend on our platforms may also be adversely affected by factors not related to the value we can deliver to them, such as a weakening of their own financial or business conditions or external economic effects.
Even if we improve our product and deliver value to our advertisers, the fact that a significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit these advertisers, depending on marketplace dynamics, to adjust their CPC bids and obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. This can occur if one or more advertisers with sufficient market share to influence our aggregate CPC levels change their return-on-investment targets for their spend on our marketplace. We believe our largest OTA advertisers have in recent periods focused more on growing their profitability, which has negatively affected CPC levels on our marketplace. Our advertisers may also change their CPC bidding on our marketplace in response to changes we may make to our sorting and ranking algorithm, which may, in turn, negatively impact our revenue levels and profitability or increase the volatility on our marketplace. For example, advertiser bidding levels were impacted in the second half of 2019 when we rolled out more granular bidding on our marketplace, such as time-to-travel and length of stay, and advertisers needed time to adjust CPC bids to the new bidding parameters, and in 2017, we experienced a sudden slowdown in revenue growth as our largest advertisers changed their bidding strategies on our marketplace.
We believe that our advertisers continuously review their advertising spend on our platform and on other marketing channels, and continuously seek to optimize the allocation of their spend among us and our competitors. In particular, we regularly compete with our advertisers in auctions for search engine keywords on Google and other search engines and adjust our spend on search engine marketing based on trends we see in our results. If changes in large advertisers’ strategies on our marketplace were to cause us to spend significantly less on these marketing channels, we would also generate fewer Qualified Referrals and, as a result, our revenue and results of operations would be adversely affected. Such advertisers may also experience improvements in their competitiveness on these marketing channels, providing them with additional financial benefits from pursuing such a strategy.
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
Our financial condition and results of operations have varied and may continue to vary considerably from period to period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in 2019. We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Resulting changes in Referral Revenue, especially as a result of changes in CPC bidding levels by our largest advertisers, can result in our inability to reduce our Advertising Spend, particularly on television, quickly enough to respond to the change in revenue. As we spend the great majority of our revenue on advertising, such a failure to reduce Advertising Spend quickly enough can have, and has had, a sudden and significant adverse effect on our profitability and results of operations as was the case in the third quarter of 2017. We also expect the large-scale tests in the first half of 2020 to refine our strategy with respect to our performance marketing spend to add further volatility to our financial condition and results of operations. Any resulting inability to meet financial guidance that we have communicated or may communicate to the market in the future may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are dependent on general economic conditions, and declines in travel or discretionary spending generally could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal and business discretionary spending levels. Demand for travel services tends to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Events and developments that cause deteriorations in economic conditions on a national, regional or global level, or are perceived as likely to lead to such deteriorations, can quickly affect our business. In particular, our financial results may be adversely impacted by economic uncertainty arising from the United Kingdom’s withdrawal from the European Union, or Brexit, and any future cooperation it may have with the European Union. Conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), unemployment rates, direct or indirect taxes, fuel prices or other costs of living, may lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. International travel may also be affected by changes in exchange rates among significant origin and destination countries and may contribute to increased volatility in our business, results of operations, financial condition and prospects.
Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services. They can also cause advertisers to become financially distressed, insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects, especially when considered together with the inherent attributes of our business discussed above that also contribute to period-to-period volatility.

Our ability to maintain and increase brand awareness in order to improve our financial performance is dependent on the effectiveness of our Advertising Spend. Increased competition, or inadequate or ineffective innovation in and execution of our advertising could harm our business and negatively affect our financial condition and results of operations.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of users of our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we are required to spend considerable amounts of money and other resources to preserve and increase our brand awareness. Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may be unable to successfully maintain or enhance the strength of our brand.
In particular, our competitors may increase their spending on advertisement campaigns, which could cause the marginal returns on our advertisements to decline. This may occur even if we make substantial investments in innovative technologies and concepts in our advertising. Increased Advertising Spend by our competitors could also result in significant increases in the pricing of one or more of our marketing and advertising channels, which could increase our costs for advertising (which already consume most of our revenue) or cause us to choose less costly but less effective marketing and advertising channels.
TV advertising accounts for a large percentage of our Advertising Spend, and often has higher costs than other channels. In recent years, we have engaged in successful broad-reaching TV marketing campaigns. We expect to continue to invest in TV marketing campaigns, including in geographies where our brand is less well-known. As we make these investments, we may observe increasing prices in light of increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users. In addition, our advertising efforts may become less cost-effective or less efficient than they have been historically.
Our marginal returns from TV advertising may also be negatively affected over time by declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. In order to maintain or increase the effectiveness of our TV advertisements, we may need to develop new creative concepts in our advertisements, and these advertisements may not be as effective in terms of Return on Advertising Spend as those we have used in the past. If TV advertising becomes less effective or if we experience diminishing returns from TV advertising overall or in key markets, we may instead invest in other channels that may have a lower marginal Return on Advertising Spend. For example, we may, in order to maintain our brand awareness, need to invest in other advertising formats, such as online video, with which we have less experience and which may be less effective than TV advertising. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are currently taking steps to increase advertiser diversity on our marketplace. If these measures are unsuccessful and we are unable to integrate additional inventory to our platform, or to monetize that inventory to a sufficient degree, our financial performance could be materially adversely affected.
We continue to take steps to increase advertiser diversity on our marketplace, including increasing the representation of new advertisers in our marketplace and integrating alternative accommodations, including the vacation rental and private apartment inventory of several advertisers onto our search platform. We face challenges in integrating alternative accommodations onto our platform since those properties have attributes substantially different from hotel rooms, our traditional area of focus. In addition, the online vacation rental market is rapidly evolving, and if we fail to predict the manner in which that market develops or if large vacation rental providers, OTA or other accommodation search engines are able to acquire a larger share of the alternative accommodation market at our expense, our financial performance may be harmed. The great majority of our revenue continues to be derived from brands affiliated with Booking Holdings and Expedia Group. If our efforts to integrate additional inventory and diversify our marketplace are unsuccessful or if our competitors can provide more attractive advertising terms to potential advertisers, we may be unable to provide as broad a set of search results and as detailed pricing information to our users as our competitors are able to provide, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Trip.com and Google Hotel Ads, locally focused metasearch engines, such as Qunar, OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo (previously HomeAway), and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google Hotel Ads has invested into its own hotel metasearch product, trying to capture more of the available profit margin in the online travel industry and thereby grow its own profit base. In addition, relatively new industry participants, such as Airbnb and Trip.com, have recently increased their activities across Western markets, which has further intensified competition. Competition could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.
In addition, many of these competitors may be able to devote significantly greater resources to marketing and promotional campaigns; attracting and retaining key employees; securing participation of hotels and access to hotel information, including proprietary or exclusive content; website and systems development; research and development; and enhancing the speed at which their services return user search results. Our competitors may also be able to adjust their marketing spend more quickly or allocate it more efficiently than we can or improve their product more quickly and effectively, especially since they have more complete information about their users than we do about ours. Many of these competitors may also offer user incentives, such as loyalty awards or priority access to services, which may not be available if users book through third-party sites or services.
As a result, competition, individually or in the aggregate, could result in higher traffic acquisition costs, reduced operating margins, loss of market share, reduced user traffic to our websites and reduced advertising by OTAs and hotels on our websites, which could have an adverse impact on our CPCs. This, in turn, may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, competition among our advertisers may cause some of them to have financial difficulties, default on or materially delay their obligations to pay us for services we have already provided or become insolvent. As a result, we may not be able to compete successfully against current and future competitors, and competition among advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We so far have chosen to focus exclusively on providing search services for hotels and other types of accommodation. If users expect to be able to book other services when they book accommodation, they may choose to utilize the websites of our competitors rather than ours, which would negatively impact our financial condition and results of operations.
We have historically focused exclusively on helping users find their ideal hotel room, with an increasing focus on other types of accommodation. Because we believe this focus will help us develop a platform that displays hotels that match individual users’ ideal hotel characteristics, we have decided that our search engine should not cover services that are outside our core area of focus. As a result, users cannot use our platform to book air travel, rental cars, tours, cruises and other services with our advertisers, while they can book or otherwise obtain information about at least some of these services on the websites of nearly all of our major competitors. If we are unable to provide users with information they deem useful, or our competitors are able to provide more attractive offers for accommodation coupled with attractive offers for other services, or our users demand to see more comprehensive offers akin to those of our competitors, we may not realize the anticipated benefits of this strategy, which could negatively impact our competitiveness, business, results of operations, financial condition and prospects.
If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and a broad range of offers across price ranges. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. Although we maintain a very large searchable database of hotels from around the world, we do not have relationships with some significant potential advertisers, including some major hotel chains, many independent hotels, smaller chains and certain large providers of alternative accommodations. In addition, consolidation among advertisers, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel. In recent periods, the large OTAs have moderated their performance marketing spend and have publicly emphasized their desire to increase the efficiency of their performance marketing spend. The reduced participation by existing advertisers in our marketplace or our inability to continue to add more accommodation inventory to our platform may reduce the comprehensiveness of our search results, which could reduce user confidence in the search results we provide, making us less popular and could, because there are fewer offers made on our marketplace, enable advertisers to bid less for offers.
In addition, our competitors are constantly developing innovations in online hotel-related services and features. As a result, we must continue to invest significant resources in research and development in order to continuously improve the speed, accuracy and comprehensiveness of our services. The emergence of alternative platforms and the emergence of niche competitors who may be able to optimize services or strategies such platforms have required, and will continue to require, new and costly investments in technology. We have invested, and in the future may invest, in new business strategies and services. For example, one of our strategic initiatives for 2020 is to focus on product development to improve transparency and the usability of our product while improving the value perception as a comparison site. Some of the changes we are implementing may prioritize the quality of user experience over short-term monetization. These strategies and services may not succeed, and, even if successful, our revenue may not increase. In addition, we may fail to adopt and adapt to new technology, especially as Internet search, including through Google and Amazon, potentially moves from a text to voice interface over the coming years, or we may not be successful in developing technologies that operate effectively across multiple devices and platforms. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs. If we are unable to continue offering innovative services or do not provide sufficiently comprehensive results for our users, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
The measures we implement that are designed to maximize the lifetime value of our users may not generate the long-term financial benefits that we anticipate.
In recent periods, we have implemented and may continue to implement changes to our product and change how we allocate Advertising Spend among marketing channels that are designed to focus less on the click-based revenue generated by our users in each session and more on the booking value that our users generate for our advertisers over multiple sessions (or over the "lifetime" of the user). These measures have included and may include, changes to how we make decisions about allocating Advertising Spend to our performance marketing campaigns by tracking how likely a user that comes to us from a channel is to book a hotel with an advertiser (which we refer to our "attribution model"). These measures have also, from time to time, involved enhancements to our site that encourage users to spend more time exploring and interacting with our site and its features before being referred to one of our advertisers.
Although we have aimed for these measures to have a long-term positive effect on our profitability and revenue by focusing on traffic quality instead of volume, they may not produce the long-term financial benefits that we expect. We rely on assumptions, estimates and test data to determine whether these changes to our product and Advertising Spend are effective, particularly in terms of booking conversion. In particular, we assume that our advertisers will ultimately be willing to pay more for referrals that are more likely, in our view, to lead to a completed booking. However, this assumes that our definition of value matches that of our advertisers, who may instead perceive value in referrals that do not result in an immediate hotel booking but have the potential to deliver repeat users of their websites in the future. If our advertisers do not perceive added value for them from enhancements we make, they may be unwilling to pay us more after we have introduced these enhancements, in which case our user retention, business, results of operations, financial condition and prospects could be negatively impacted.
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
We take a data-driven, testing-based approach to managing our business, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to the internal data we track enables us to improve our platform and make decisions about allocating marketing spend and ultimately convert any improvements into increased revenue. While the internal data we use to judge the effectiveness of changes to our platform and to make improvements to how we make decisions about allocating Advertising Spend are based on what we believe to be reasonable assumptions and estimates, our internal tools are not independently verified by a third party and have a number of limitations. We only have access to limited information about user behavior compared to many of our competitors that in many cases can record detailed information about users who log onto their websites or who complete a booking or other transaction with them.
In addition, our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use cookies and browser extensions to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In particular, users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. At least one major browser has introduced extensive privacy features, including the imposition of a strict time limit on tracking tools' lifespans. Any of these developments may inhibit our ability to use cookies to better understand and track our users’ preferences to improve our platform, to optimize our marketing campaigns and our advertisers’ campaigns and to detect and prevent fraudulent activities. We believe that many of our competitors, in particular Google, have substantial advantages compared to us in their ability to understand and track users' behavior. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Our or our advertisers’ methodologies for tracking this information may change over time. Some countries have also already unilaterally adopted digital services taxes, with other countries planning to adopt such taxes in the future. In addition to increasing our operational expenses, digital service taxes are likely to make it more difficult for us to measure the marginal efficiency of our Advertising Spend among marketing channels as such taxes will affect not only how we allocate our spend but also how these marketing channels and our advertisers make decisions about their businesses.
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
We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. If Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search, our business, financial performance and prospects may be negatively impacted.
We rely on Bing, Google, Naver, Yahoo! and other Internet search engines to generate a substantial amount of traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites is displayed on search engine pages. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
In some instances, search and metasearch companies may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google, a significant source of traffic to our website, frequently promotes its own hotel search platform (which it refers to as “Hotel Ads”) at the expense of traditional keyword auctions and organic search results. This, in turn, has negatively impacted the search ranking of our website. We have introduced Hotel Ads as a marketing channel in many markets, but our placement in its results is dependent on factors used by Hotel Ads’ algorithm to rank and display our offers, resulting in dynamics significantly different from search engine marketing in the form that we have historically been familiar with. This may present a challenge since we may have significantly less flexibility to acquire traffic for our website using that platform compared to traditional hotel-related keyword advertising. In addition, our major advertisers might not be amenable in some cases to our using their inventory to compete with them on Hotel Ads, which may present a further difficulty if Google continues to direct traffic in this manner. Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business, results of operations, financial condition and prospects.

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
The litigation in Australia could increase our expenses and will subject us to significant monetary penalties.
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. The court has yet to set a date for the appeal or a separate trial regarding penalties and other orders.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including historical precedents for conduct prior to September 1, 2018. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. No case has yet been decided assessing penalties for contraventions of the ACL under the new regime. When assessing penalties, the Court does not apply any mathematical formula, but rather considers and weighs “all relevant matters”. Certain statutory maximum penalties serve, when balanced with all other relevant factors, as a yardstick for the court to assess penalties. In order to determine such maximum penalties under the new penalty regime, the court will need to consider whether the “value of the benefit received” by us can be determined and, if so, multiply it by three. Should the court determine that such benefit is not ascertainable, we would be subject to a maximum penalty per contravention equaling 10% of the turnover of the “body corporate”, and any related body corporate, for the preceding 12 months. It is unclear how a court might interpret these statutory provisions or how the court might otherwise exercise its considerable discretion in respect of these matters. Any penalty amount could substantially exceed the level of provision that we established for this litigation. The ultimate penalties assessed in this case could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
Regulators continue to increase their focus on the consumer facing business practices of companies active in the Internet search and e-commerce sector, including with respect to the providers of online travel search and booking services. A number of regulators in various countries have been investigating marketing and selling practices in the sector generally as well as of individual companies. For example, in 2018, the U.K. Competition & Markets Authority, or CMA, opened an investigation into certain of our display practices in the United Kingdom that the CMA questioned under U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding that our practices violated U.K. law. On January 20, 2020, the Australian Federal Court issued a judgment in the Australian Competition and Consumer Commission (ACCC)’s case against us regarding our advertising and website display practices in Australia. Parts of the court’s opinion included views that differed significantly from those of other national regulators and raised concerns about the function of our marketplace and the adequacy of disclosures to consumers regarding how advertisers that pay higher CPCs generally receive better advertising placement on our website. Should other national courts or regulators take a similar view of our business model to that of the Australian Federal Court and the ACCC, or should changes in our business practices or those prevalent in our sector brought about by the attention brought on by this litigation or other regulatory matters reduce the attractiveness, competitiveness or functionality of our platform and the services we offer, or should our reputation or that of our sector continue to suffer, or should we have to pay substantial amounts in respect or as a result of any such regulatory action or proceeding, our business, results of operations, financial condition and prospects could be adversely affected.
In addition, many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities. For example, in the European Union a new Directive as regards the better enforcement and modernization of Union consumer protection rules (the “New Deal for Consumers”) recently came into force, and a regulation of the European Parliament and of the Council for business users of online intermediary services (the P2B Regulation) has been recently adopted. In parallel, the national competent authorities of the EU and EEA countries have coordinated their actions, through the Consumer Protection Cooperation (CPC) network, in order to address potential infringements of consumer protection legislation. EU regulators have also been cooperating with international counterparts on consumer protection issues internationally, such as within the International Consumer Protection and Enforcement Network (“ICPEN”), e.g., the CMA has been co-leading an ICPEN project on digital platforms in the travel and tourism sector, which may lead to further coordinated enforcement activities in the sector. There also are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from, transmitted over or displayed on the Internet, display of certain taxes, charges and fees, online editorial, user-generated or other third-party content, user or other third-party privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for additional or more complex consumer protection laws and higher levels of regulatory review and enforcement activities, which may impose additional burdens, costs or limitations on online businesses generally.
Moreover, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to those discussed above as well as anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. In addition, there is uncertainty regarding the future terms of trade following the U.K. exit from the European Union, and the transition period thereafter, and regulations and policies in the United Kingdom may diverge from those of the European Union giving rise to greater regulatory complexity and additional compliance costs. Regulatory authorities or courts could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us (including imposing financial penalties and restricting our conduct going forward) if our practices were found not to comply with applicable legal, regulatory or licensing requirements or any binding interpretation of such requirements. Changes we might be required to make to our practices as a result of regulatory or judicial action, could decrease demand for our services, limit marketing methods and capabilities available to us, affect our margins and increase our costs, which could decrease demand for services, reduce revenue, increase costs or subject the company to additional liabilities.
Increasing enforcement of international trade and anti-corruption regulations could affect our ability to remain in compliance with such regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Control, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions restrict transactions involving designated foreign countries and territories, including the Crimea region of the Ukraine, Cuba, Iran, North Korea and Syria, as well as certain specifically targeted individuals and entities. We believe that our activities comply with applicable OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As regulations are amended and the interpretation of those regulations evolves, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event that our controls should fail or are found to be not in compliance for other reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties, litigation and damage to our reputation and the value of our brand.
The U.S. Government announced that, effective May 2, 2019, it will no longer suspend the right of private parties to bring litigation under Title III of the Cuban Liberty and Solidarity (Libertad) Act of 1996, popularly known as the Helms-Burton Act, allowing certain individuals whose property was confiscated by the Cuban government beginning in 1959 to sue in U.S. courts anyone who "traffics" in the property in question. Five purported class actions were filed against us (and other defendants) in 2019. Since then, the plaintiffs in all five cases have dropped trivago as a defendant (while the cases continue against other defendants). These actions seek remedies including the value of the expropriated property (on which the applicable hotel is located), plus interest, treble damages, attorneys' fees and costs. If trivago were to be named again as a defendant in these cases, or in other similar cases, we believe that we have meritorious defenses to such potential claims and that the results of any related litigation would not be material to our business, financial condition or results of operations. However, litigation is uncertain and there is little judicial history or interpretation of the relevant claims and defenses, in particular as applied to businesses like ours. As a result, there can be no assurance that there will not be an adverse outcome to any such litigation or that such an outcome would not result in an adverse impact on our business, results of operations, financial condition and prospects.
We process, store and use personal data which exposes us to risks of internal and external security breaches and could give rise to liabilities, including as a result of governmental regulation and differing legal obligations applicable to data protection and privacy rights.
We may acquire personally identifiable information or confidential information from users of our websites and apps and from advertisers. Breaches or intrusions to our systems or the systems of external service providers, including cloud-based systems, upon which we have been increasingly relying, whether resulting from internal or external sources, could significantly harm our business. It is possible that advances in computer circumvention capabilities, new discoveries or other developments, including our own acts or omissions, could result in a compromise or breach of personally identifiable information and/or confidential user information.
We cannot guarantee that our existing security measures or the security measures of external service providers will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems or the systems of an external service provider could improperly obtain user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type of attacks on our system, which have made portions of our website unavailable for periods of time. In early 2020, we were the victim of cyber-related fraud that involved electronic communications impersonating one of our vendors, resulting in our paying several outstanding invoices together totaling less than €1 million to foreign accounts controlled by the impersonator. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website or apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as the tools and techniques used in these types of attacks become more advanced. The European data protection laws (described in detail below), have introduce mandatory breach reporting to regulators and individuals across Europe. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.
We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are increasingly concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory or criminal penalties and sanctions as well as civil litigation. We currently provide users with the functionality to book directly with certain hotels, by completing a form on our website which enables users’ details to be transferred directly to the hotel’s booking forms. In connection with facilitating these transactions, we receive and store certain personally identifiable information, including credit card information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of the EU’s General Data Protection Regulation 2016/679, or GDPR, which has been in effect since May 25, 2018, and of national GDPR implementation acts on an EU member state level. In particular, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A considerable number of our service providers and hotels operate in such jurisdictions. There are recent regulatory concerns about certain measures that can be used to validate such data export, as well as litigation challenging some of the mechanisms for adequate data transfer (i.e., the standard contractual clauses and the EU-U.S. Privacy Shield). We could be impacted by changes in law as a result of the current challenges to these mechanisms by regulators and in the European courts which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation, business, results of operations, financial condition and prospects.
Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information that is collected, processed and transmitted in or from the governing jurisdiction. Since we collect, process and transmit personally identifiable information in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We are in particular affected by the GDPR. The GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with offering goods or services to individuals in the European Union or the monitoring of their behavior (for example, trip booking services). The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger significant fines of up to €20 million or 4% of total worldwide annual turnover per case of violation, whichever is higher. We may incur substantial further expense in ensuring and maintaining compliance with the new obligations imposed by the GDPR and by national GDPR implementation acts and we may be required to make significant further changes in our business operations and product and services development, all of which may adversely affect our business, results of operations, financial condition and prospects. We may have to undertake substantial effort to comply with new data protection laws in the United Kingdom, Brazil and California or may need do so as a result of changes in U.S. federal, state or other national data protection laws. We may also incur costs to comply with new requirements and restrictions for data transfers between the European Union and the United Kingdom based on applicable regulations following that the United Kingdom exit from the European Union. We could be adversely affected if we fail to comply fully with all of these requirements and other laws in jurisdictions where we operate or target users. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.
In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies, web beacons and similar technology for online advertising, which is fundamental to our business model. The current European laws that cover the use of cookies and similar technology and marketing online or by electronic means are under reform and changing rapidly as a result of decisions delivered by courts. Unlike the current law, the new proposed e-Privacy Regulation will apply directly in each EU member state, without the need for further enactment at the member state level. When effective, the e-Privacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. The current draft also extends the strict opt-in marketing rules with limited exceptions to business-to-business communications, and significantly increases penalties. Regulation of cookies and web beacons may lead to broader restrictions on our advertising activities, including efforts to understand users’ Internet usage. Such regulations may have a detrimental effect on businesses, such as ours, that collect and use online usage information in order to attract and retain advertisers and may increase the cost of maintaining a business that collects or uses online usage information, increase regulatory scrutiny and increase the potential for civil liability under consumer protection laws. Whereas it is currently still unclear if and when the proposed e-Privacy Regulation will enter into effect, European regulators and courts tend to apply the current law more restrictively in a way which would effectively anticipate opt-in requirements under the proposed e-Privacy Regulation. European regulators increasingly take efforts to enforce their positions.
Any significant disruption in service on our websites and apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.
Our brand, reputation and ability to attract and retain users to use our websites and apps depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and apps, in particular as we fully migrated to our new back-end infrastructure and opted to use more cloud-based services. We may experience service interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our service, which, in turn, can have a material adverse effect on our financial condition, business and results of operation. Problems with the reliability or security of our systems could harm our reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.
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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2017, 2018 or 2019, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.
We may experience difficulties in implementing new business and financial systems.
We continue to transition certain business and financial systems to systems that reflect the size, scope and complexity of our operations. These systems include an internally developed tool to manage our invoicing and various third-party developed tools to assist us with internal system integration and financial management. The process of migrating our legacy systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as we will rely on these systems for information that is included in or otherwise relevant for our financial statements. In addition, while the implementation of these systems is intended to increase accuracy of financial reporting and reduce our reliance on manual procedures and actions, the transition may affect the accuracy of reporting as we align our new systems to our internal processes. With respect to these systems, certain financial controls and processes will be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing the new software or related failures of our internal control over financial reporting could adversely affect our business, results of operations, financial condition and prospects, and could cause harm to our reputation.

We rely on information technology to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.
We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of user-enhanced services, features and functionalities, while maintaining or improving the reliability and integrity of our systems and infrastructure. In 2019, our certain changes to our back-end infrastructure for our accommodation search platform became fully operational. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. If these changes result in our infrastructure being unreliable or if they do not result in the benefits we anticipate, our business, results of operations, financial condition and prospects could be adversely affected.
Our brand is subject to reputational risks and impairment.
We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we have relied on in various countries where we advertise have come to represent our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors could affect our brand image. Also, it is possible that the use of testimonials in the advertising and promotion of our brands could have a negative impact on customer retention and acquisition if the reputation of the testimonial provider is damaged. We may be subject to negative press accounts or other negative publicity regarding our product, brand or business practices, which may, among other things, cause us reputational harm. Such negative publicity may become more prevalent as a result of announced or future regulatory investigations or litigation relating to practices in our marketplace and related online travel-related market segments. We believe this occurred when the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the Australian Consumer Law. Social media’s reach may magnify any negative publicity and messages can “go viral” necessitating effective crisis response in real time. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.
Many events beyond our control may adversely affect the travel industry.
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and, most recently, a novel strain of coronavirus first identified in Wuhan, Hubei Province, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. We believe that the Wuhan coronavirus outbreak will have a negative impact on our global business volumes in 2020. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our global operations involve additional risks.
Our platform is available in a number of jurisdictions. We face complex, dynamic and varied risk landscapes in the jurisdictions in which our platform is available. We must tailor our services and business models to the unique circumstances of each of the many countries and markets in which our platform is available. This can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the user and supplier preferences in each country in which our platform is available, could slow our growth. Certain markets in which we operate are characterized by lower margins in our business and related businesses than is the case in more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grows over time.
In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:
•changing political conditions, including risk of rising protectionism, restrictions on immigration or imposition of new trade barriers, including the added uncertainty resulting from the United Kingdom's withdrawal from the European Union;
•local political or labor conditions, including being individually targeted by local regulators or being adversely affected by national labor strikes;
•compliance with various regulatory laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;
•differences, inconsistent interpretations and changes in various laws and regulations, including international, national and local tax laws;
•weaker or uncertain enforcement of our contractual and intellectual property rights;
•preferences by local populations for local providers;
•slower adoption of the Internet as an advertising, broadcast and commerce medium and the lack of appropriate infrastructure to support widespread Internet usage in those markets;
•our ability to support new technologies that may be more prevalent in certain local markets; and
•uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
Our platform is available in a large number of jurisdictions outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. Changes in foreign exchange rates can amplify or mute changes in the underlying trends in our revenue and Revenue per Qualified Referral. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated. Currency exchange-related exposures also include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euro upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
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
We have delegated considerable operational autonomy and responsibility to our employees, including allowing our employees flexible working hours that allow them to determine when, where and for how long they work. In addition, at the core of our culture is allowing our employees to grow, ensuring that they continuously accept new challenges and take on new responsibilities. This is reflected by our approach to the career development of our employees. We encourage our employees to move into and out of internally defined leadership roles, and we rotate experienced employees to other jobs and different leadership roles within the company. We also often make changes to our internal organizational structure to support operational autonomy and individual advancement.
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
The amended and restated shareholders’ agreement entered into by travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à r.l. ("ELPS") and certain other Expedia Group parties (the "Amended and Restated Shareholders’ Agreement") in connection with our IPO contains certain provisions that could affect the composition of our senior management. Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements have been agreed for succession of our Chief Executive Officer. Mr. Schrömgens ceased to serve as our Chief Executive Officer on December 31, 2019, on which date a "Transition Period" of three years commenced. During the first eighteen months of the Transition Period, and unless a Founder is serving as our Chief Executive Officer (which is presently not the case), ELPS has the right to select for binding nomination two management board members and our Chief Executive Officer has the right to select all other management board members for binding nomination, subject to approval by the supervisory board. Also, during the Transition Period, the Amended and Restated Shareholders' Agreement stipulates certain arrangements for the appointment of our (successor) Chief Executive Officer, including by expanding our supervisory board by two seats (one of which to be filled on the basis of a selection by the Founders and the other on the basis of a selection by ELPS) and the formation of a three-person nomination committee of the supervisory board which shall be entitled to nominate a successor Chief Executive Officer, subject to the approval of ELPS, and thereafter, the supervisory board.
Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly qualified employees in all aspects of our business, including software engineers and other technology professionals who are key to designing code and algorithms necessary to our business, is intense globally. We may be unable to retain certain high-performing employees when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. If we do not succeed in attracting highly qualified employees or retaining and motivating existing employees and key senior management, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have made small strategic acquisitions in the past. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of potential acquisitions and subsequent integrations include:
•diversion of management time and focus from operating our business to acquisition diligence, negotiation and closing processes, as well as post-closing integration challenges;
•implementation or remediation of controls, procedures and policies at the acquired company;
•coordination of product, engineering and sales and marketing functions;
•retention of key employees from the businesses we acquire;
•responsibility for liabilities or obligations associated with activities of the acquired company before the acquisition;
•litigation or other claims in connection with the acquired company; and
•in the case of foreign acquisitions, the need to integrate operations across different geographies, cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.
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
We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may fail to comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates in such instances have historically been very low. Because a majority of our accounts receivable are owed by Booking Holdings and Expedia Group, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. In addition, as we seek to diversify our advertiser base to include additional advertisers, including alternative accommodation providers, beyond our core OTA base, we may increase our exposure to our counterparties that may fail to pay us. These counterparties may also be located in countries where enforcement of our creditors’ rights is more difficult than in the countries where our major OTA advertisers are located. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings, and in any event, the customers of that counterparty may seek redress from us, even though the booking with that counterparty was not conducted on our platform. In addition, almost all of our agreements with OTAs, hotel chains and independent hotels may be terminated at will or upon three to seven days’ prior notice by either party. In the event of such default or termination, we could incur significant losses or reduced revenue, which could adversely impact our business, results of operations, financial condition and prospects.
Risks related to our ongoing relationship with our shareholders
Expedia Group controls our company and has the ability to control the direction of our business.
As of December 31, 2019, Expedia Group owned Class B shares representing 59.3% of our issued share capital and 68.1% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, and pursuant to certain rights it has under the Amended and Restated Shareholders’ Agreement, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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
Pursuant to the Amended and Restated Shareholder’s Agreement, the Founders have contractual rights to exert control over certain aspects of our business. For example, subject to certain exceptions, as long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A shares and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any share), a Founder must consent to certain corporate matters. This requirement limits the ability of ELPS to control certain corporate matters and, as a result, we may fail to take actions that other shareholders may view as beneficial. This contractual control may also discourage transactions involving a change of control or sale of substantially all assets of our company, including transactions in which you as a holder of ADSs representing our Class A shares might otherwise receive a premium for your shares or dividend of proceeds representing a premium price for such assets. Furthermore, subject to certain exceptions, so long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any share), the Founders have the ability to nominate three members of the supervisory board.
Expedia Group’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest among Expedia Group, the Founders and us could be resolved in a manner unfavorable to us and our shareholders.
Various conflicts of interest among us, the Founders and Expedia Group could arise. Ownership interests of directors or officers of Expedia Group in our shares, and ownership interests of members of our management board and supervisory board in the stock of Expedia Group, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest, including when those directors and officers are faced with decisions relating to our company. In recent years, Expedia Group, and brands affiliated with it, consistently accounted for a substantial portion of our revenues.
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
Furthermore, disputes may arise between Expedia Group and us relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:
•tax, employee benefit, indemnification and other matters;
•the nature, quality and pricing of services Expedia Group agrees to provide to us;
•sales, other disposals, purchases or other acquisitions by Expedia Group of shares in us (including when our share price is lower than in comparable prior periods); and
•business combinations involving us.
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
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the top-level domain name “trivago,” or spelling variations on this, is owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which, whether or not successful, could result in substantial costs and diversion of management attention.
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
The market price for our ADSs has been, and will likely continue to, be volatile, and there have been relatively few ADSs outstanding. Our results of operations are also subject to material quarterly fluctuations that may affect the volatility of our ADSs. In addition, the market price of our ADSs may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
•actual or anticipated fluctuations in our results of operations;
•variance in our financial performance from the expectations of market analysts or from the financial guidance that we have communicated;
•announcements by us or our competitors of significant business developments, acquisitions or expansion plans;
•changes in the prices of our competitors or those paid to us by our customers;
•our involvement in litigation or regulatory investigations;
•our sale of ADSs or other securities in the future;
•a sale of ADSs by our major shareholders in the future;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our ADSs;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
The stock markets, including Nasdaq, have in the past experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many Internet companies.
Future sales and/or issues of our ADSs, or the perception in the public markets that such sales may occur, may depress our ADS price.
Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs. The ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act or ADSs sold in transactions not subject to the registration requirements of the Securities Act, which will in each case be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
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
The effect of this proxy is that you cannot prevent the Class A shares representing your ADSs from being voted, and it may make it more difficult for shareholders to exercise influence over our company, which could adversely affect your interests. Direct holders of our Class A shares are not subject to this proxy.

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
The continued operation of and strategic initiatives for our business will require substantial cash. Accordingly, we do not anticipate that we will pay any dividends on our ADSs for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our management board deems relevant.
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
We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code (or the DCGC). This may affect your rights as a shareholder.
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
As of December 31, 2019, Expedia Group owned Class B shares representing 59.3% of our share capital and 68.1% of the voting power in us, and the Founders owned Class B shares representing 26.3% of our share capital and 30.2% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. See “Item 7 A. Major shareholders.” As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia Group (through ELPS) and the Founders have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.
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
There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).
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
Since our incorporation, we intend to have, on a continuous basis, our place of effective management in Germany. Therefore, we believe that we are a tax resident of Germany under German national tax laws. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch national tax laws. However, given that substantially all of our operations (along with all employees and fixed assets) are in Germany, based on current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the 2012 convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income.
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
The application of various national and international income and non-income tax laws, rules and regulations to our historical and new services is subject to interpretation by the applicable taxing authorities. These taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenue. This has contributed to an increase in the audit activity and harsher stances taken by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development (OECD) released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” (BEPS) by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes, such as proposed country-by-country reporting beginning as early as 2016. By December 2019, 93 member jurisdictions, including Germany, have signed the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting” (MLI), which allows member jurisdictions to amend existing bilateral double taxation treaties according to results from the OECD BEPS project. Out of these 93 jurisdictions, 38 have also ratified the MLI. As of December 2019, Germany has, however, not ratified the MLI and, as a result, the MLI has not entered into force in Germany. Additionally, several countries have unilaterally adopted digital services taxes, with other countries planning to adopt such taxes in the future. There have also been other initiatives at the level of the OECD that may impact the digital economy through the reallocation of taxing rights in respect of income attributable to countries where digital enterprises have their target markets or digital presence. Such digital services taxes and other initiatives could result, depending on how they are ultimately implemented, in incremental taxes, and thus may adversely impact our business, results of operations, financial condition and prospects.
Any changes to national or international tax laws could impact the tax treatment of our revenues or earnings and adversely affect our profitability. We continue to work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations.
We are constantly exploring changes to our business structures to support our operations while managing operational and financial risk for ourselves and our shareholders and to make our services more financially attractive to our customers. Though these changes would be undertaken to manage operational and financial risk, we may experience unanticipated material tax liabilities which could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2019 or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a

PFIC for the taxable year ended December 31, 2019 or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10 E. Taxation—Material U.S. federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.
Certain of our ADS holders may be unable to claim tax credits to reduce German withholding tax applicable to the payment of dividends.
We do not anticipate paying dividends on our ADSs for the foreseeable future. As a Dutch-incorporated but German tax resident company, however, if we pay dividends, such dividends will be subject to German (and potentially Dutch) withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable double tax treaty rate, however, by an application filed by the tax payer for a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the shares or ADSs of a German tax resident company may be unable to benefit from any available double tax treaty relief while they may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to tax, which could mean that a dividend is effectively taxed twice. Our ADSs have been issued by a depositary with a direct link to the U.S. Depository Trust Company, or DTC, which should reduce the risk that the applicable German withholding tax certificate cannot be delivered to the ADS holder. However, there can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders.
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
As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch dividend withholding tax. However, Dutch dividend withholding tax is required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur.

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
Our agent in the United States is Cogency Global Inc., and its address is 122 East 42nd Street, 18th Floor, New York, NY 10168.
Principal capital expenditures and divestitures
Since January 1, 2017, we have made no material capital expenditures or divestitures, and there are currently none in progress.
Public takeover offers
Since January 1, 2018, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.
Segment reporting
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, Turkey and Israel. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses except for direct advertising.
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
Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and private apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2019, we had 522.0 million Qualified Referrals and, as of that date, offered access to more than 4.5 million hotels and other types of accommodation, including 3.3 million units of alternative accommodation such as vacation rentals and private apartments, in over 190 countries. See “Item 5. Operating and financial review and prospects” for a further description of Qualified Referrals.
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
Our hotel and accommodation search platform can be accessed globally via 54 localized websites and apps available in 32 languages. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the year ended December 31, 2019, our revenue share from mobile websites and apps continued to exceed 60%.
In the year ended December 31, 2019, we generated revenue of €838.6 million, net income of €17.2 million, and adjusted EBITDA of €70.0 million. See "Item 5 A. Operating review—Results of operations—Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets. See “Item 3 A. Selected financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income/(loss).
trivago's search platform
We believe that we continue to reshape hotel and other accommodation discovery for our users, while changing the way hotel and other accommodation advertisers identify, engage with and acquire travelers. Our search platform forms the core of our user experience. As we provide a search website, users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of hotels in the world. As of December 31, 2019, our database included more than 4.5 million (2018: 3.0 million) hotels and other types of accommodation, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations.
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
Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats. Users can search our platform on desktop and mobile devices and benefit from a familiar user interface, resulting in a consistent user experience.

Initial search bar parameters	Subsequent search filters
Location (City, Region, Country, Point of Interest)	Hotel stars (1 star to 5 stars) Popularity/Our recommendations

Check-in date	trivago ratings (Below average, Satisfactory, Good, Very Good, Excellent)

Check-out date	Price range

Room type (single, double, family, multiple)	Distance from landmarks

Accommodation name	Top amenities options (Pets, Beach, Free WiFi, Breakfast, Pool)

Accommodation name or address
Performing a search shows a user a hotel listing page. This page contains broad, aggregated information, including:
•Accommodation information: We display information that we believe is relevant to the user, such as the name, pictures, amenities, star rating and distance to selected location;
•trivago ratings index: We aggregate millions of ratings globally. We produce a score for each property, which is updated daily to render relevant and valuable insights for our users while saving them time when searching for the ideal hotel or other accommodation. The rating is a single, easy-to-use score out of ten;
•Reviews: We provide reviews from third parties in a clear and concise format; and
•Price comparison: We prominently display a suggested advertised deal for each hotel or other accommodation, while also listing additional available offers from our advertisers in a list format, including room types, amenities and payment options. To learn more about how we determine the prominence given to offers and their placement in our search results, see "—Marketplace" below.
Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com (or its localized versions) is our mobile-optimized website available on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.
Product changes in 2019
During 2019, we launched new features to identify unique characteristics about a hotel or other accommodation to make it easier for users to find them, as well as features to group hotel prices by key attributes to enable an easier comparison by our users.

Alternative accommodation
As of December 31, 2019, we offered access on our search platform to more than 3.3 million (2018: 1.5 million) units of alternative accommodation, such as vacation rentals and private apartments. We are focused on empowering our users to compare across multiple different accommodation types. For more information, see below "—Our Strategy."
Marketing
Through test-driven marketing operations, we have positioned our brand as a key part of the process for travelers in finding their ideal hotel or other accommodation. We focus the efforts of our marketing teams and Advertising Spend towards building effective and efficient messaging for a broad audience. We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel or other accommodation discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way.
Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing measures.
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
We also generate travel content as a means of engaging with travelers, which is distributed online via social media and our online magazine. Mobile app marketing remains important given the high usage of that device type.
Performance marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Bing, Google, Naver and Yahoo! (commonly referred to as Search Engine Marketing, or SEM) and through display advertising campaigns on advertising networks, affiliate websites, social media sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).
Allocation of marketing spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend.
We continue to develop the methodologies we use to inform decisions about how much we spend on each marketing channel. We continue to focus on whether a user who comes to us from a given marketing channel proceeds to book a hotel in order to estimate how much revenue originated from a given marketing channel (or how revenue is “attributed” to that channel in our internal metrics). In 2019, we observed improved traffic quality in terms of booking conversion that we believe resulted from an improved allocation of Advertising Spend among channels and accordingly saw a positive impact on advertisers' CPC bids and Revenue per Qualified Referral, or RPQR. For more information on Qualified

Referrals and RPQR, see "Item 5 A. Operating results—Key factors affecting our financial condition and results of operations."
Advertiser relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.
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
Marketing tools and services for advertisers
We offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites. The following tools and services provide tailored solutions for OTAs, hotel chains and independent hotel advertisers to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs. Our tools include:
trivago Business Studio (previously branded as "Hotel Manager"), a marketing platform that gives each hotelier control over its hotel profile.
•trivago Business Studio “Basic Apps,” a free administration tool specifically for hotels, helping them build and manage a unique hotel profile on trivago to enhance their presence. This includes the ability to manage visual and static content, including adjusting contact details, pictures, amenities and service listings, as well as refining descriptions. Using the Business Studio tool, each hotel can ensure that our marketplace accurately captures its offerings, helping attract guests.
•trivago Business Studio “Pro Apps Package,” which is sold on a one-year subscription basis and allows hotels to enhance their profile with more advanced features and functionalities. With Business Studio Pro, hotels can increase promotion with exclusive news about their hotel and prominent contact details, helping them stand out and drive more bookings. Furthermore, we provide hoteliers with additional analytics about who searches for their hotels as well as benchmarking against their competition.
•trivago Business Studio “Rate Connect Apps,” which enables hotels to publish their website rates directly on their profiles, helping them to increase direct bookings and their prominence on our marketplace. Hotels set a monthly budget, and we create an optimized marketing campaign, automatically calculating CPC bids that are competitive with other advertisers and targeted to increase referrals. A dedicated team of marketing experts is available via email or phone to support hotels.
trivago Intelligence, a marketing platform for multi-property management that enables OTAs and hotel chains to manage their inventory and CPCs.
•trivago Intelligence provides holistic control for our advertisers that wish to closely manage and analyze their advertising on our marketplace. It allows them to bid on individual hotels with a high degree of granularity and control, provides metrics and feedback on specific advertising campaigns and offers advice to optimize bidding strategies and drive additional referrals.
•Automated Bidding allows OTAs, hotel chains and independent hotels to bid efficiently on listings. Advertisers are able to decide the traffic volumes or return on advertising investment they wish to reach and the tool will automatically set and adjust bids according to the target. We believe this is an especially valuable tool for advertisers that are less familiar with online bidding models, although it is our belief that larger, more experienced advertisers will also value the efficiency Automated Bidding provides.
•Express Booking helps our advertisers drive bookings by providing the option of an easy booking method within our marketplace. Although the booking information is completed on our site, the advertiser processes payments directly, confirms the booking and provides any booking support. We also prominently feature the brand of the advertiser taking the booking, allowing our advertisers to continue to build their own brand within our marketplace.
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
We consider the completion of hotel and other accommodation bookings, which we refer to as conversion, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel and other accommodation offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room and other accommodation rates on our marketplace and CPC bids for each user click on an advertised rate for a hotel or other accommodation. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room and other accommodation rates and availability on a near-real time basis. In 2019, we rolled out more granular bidding capabilities on our marketplace by allowing our advertisers to modify their bids depending on the context of a particular user search. With this new functionality, which we refer to as "bid modifiers", advertisers can adjust their bids according to two time-based dimensions: time-to-travel and length-of-stay. We intend to introduce additional dimensions for bid modifiers in the future.
In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on likely booking conversion and the CPC bids submitted by our advertisers.
The CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Generally, the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for an accommodation advertisement on our marketplace. This means that the levels of advertisers’ CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has for some period of time withdrawn from its active inventory on trivago.
In 2019, we implemented a rate accuracy score across a number of geographic markets, which is based on a check of the accuracy of hotel and accommodation rates delivered to us compared to those displayed on our advertisers platforms, and operates as an upward or downward adjustment of advertisers' CPCs. We are continuously optimizing our proprietary algorithm through initiatives such as the rate accuracy score in order to promote an optimal user experience on our website. In this context, we worked in 2019 with our largest advertisers on a large, multi-market test to help us better understand the end-to-end impact of the aspect of our algorithm that adjusts CPC bids based on our assessment of the quality of users' experience after clicking out to an advertiser from our website (or, relevance assessment). We considered how the relevance assessment affected our users’ experience as they discover and book hotels and other accommodations. After jointly analyzing the test results, we decided to phase out the relevance assessment. We intend to continue to cooperate closely with our advertisers to promote a seamless user experience across platforms.
By managing their CPC bids and hotel room and other accommodation rates submitted on our marketplace, our advertisers can influence their own returns on investment and the volumes of referral traffic we generate for them. We believe that by providing tools and services, such as our Automated Bidding tool, we can increase competition and create a more level playing field for our advertisers. By doing this, we aim to mitigate competitive disadvantages for smaller advertisers on our marketplace and to deliver more choice for our users.
Our market opportunity
As the process for discovering, evaluating, and booking accommodations increasingly moves online, travelers and advertisers face distinct challenges.
Challenges for travelers
With the continuing digitalization of the hotel and accommodation industry, there is an ever-increasing quantum of information available online about hotels and other types of accommodations including amenities, style, reviews, location and pictures. Additionally, details on pricing and availability are continually updated in or near real-time. This information has empowered travelers, providing a level of insight that was previously unavailable. However, this information is often delivered via multiple fragmented sources, including OTAs, hotel chains, independent hotels, providers of alternative accommodations, internet search engines and other review sites. Also, many websites, including those that aggregate disparate information, are often slow, confusing to navigate, and may not display the most relevant accommodation information for travelers. Furthermore, many local OTAs and smaller hotels only display information in their local language, which creates an additional layer of complexity for travelers looking to find accommodations in a foreign destination. These developments can make booking a hotel or an alternative accommodation a frustrating experience for travelers.
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
Significant scale
We have achieved significant scale, with more than 4.5 million hotels and other types of accommodation available on our platform as of December 31, 2019, including over 3.3 million units of alternative accommodation units, such as vacation rentals and private apartments. We are supported by 54 localized versions of our websites and apps available in 32 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. Our business benefits from our engaged and often long-established relationships with local advertisers globally. In the year ended December 31, 2019, we had 522.0 million Qualified Referrals. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.
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
Our strategy
Key developments and achievements in 2019
In 2019, our main strategic focus was to strengthen our collaboration with our large advertisers. We believe this has opened the door to a much greater pace of innovation, benefiting not only our users but also all our advertisers. We remain focused on maintaining a healthy marketplace that connects our broad and deep supply of hotels and other accommodations with our user base. We have invested significant time and effort in strengthening our relationships with our large advertisers, identifying where we can additionally meet their needs while promoting an experience on our website that we believe is optimal for our users. Key developments and achievements in 2019 have been:
•We added bid modifiers, allowing advertisers to target and optimize their spend towards their key user groups.

•We phased out the relevance assessment that adjusted cost-per-click bids based on our assessment of the quality of users' experience after clicking out to an advertiser from our website.
•We focused our brand messaging towards our core value proposition of price and comparison, emphasizing that we help consumers compare offers for accommodation from many websites.
•We accelerated the integration of alternative accommodations from multiple additional providers. Our work includes not only sourcing and integrating inventory across all types of accommodations, including hotels, vacation rentals and apartments, but also building tools to make offers for different types of accommodation easily comparable for our users so that they can tackle this inherently more complex comparison. Over the last two years, we have integrated the inventory of multiple additional alternative accommodation providers, including Airbnb, and as of December 31, 2019, now offer more than 3.3 million units of alternative accommodation on our search platform.
•We strengthened our management team by hiring James Carter as Chief Product and Technology Officer. Mr. Carter is a seasoned industry veteran who previously led the engineering teams at Google Hotel Ads.
Strategy update 2020
Our industry has historically benefited from a strong migration of travel from offline to online as the leading players focused primarily on growth, resulting in significant increases in users and revenue. In recent years, market dynamics have changed. This lead us to adapt to the new market dynamics by adjusting and optimizing our Advertising Spend. For 2020, we do not expect the industry dynamics to change significantly.
In 2020, we anticipate a recalibration of our marketing mix, improvement of our profitability in performance marketing channels and a reduction in advertiser concentration through the introduction of alternative revenue streams. To do so, we will conduct a series of large-scale tests in the first half of 2020, allowing us to fine-tune our strategy for the second half of 2020.
For the full year 2020, our areas of strategic focus include the following:
•Leveraging the learnings from our branded campaigns in Americas to other markets and further sharpening our brand messaging.
•Aggressively optimizing our traditional performance marketing spend to ensure that we are efficiently spending at a level that is right for us and sustainable in the long term.
•Focusing on product development to improve transparency and usability of our product while improving the value perception as a comparison site by helping users compare offers for hotels and other accommodations across a broad spectrum of providers to find the best value deal based on their individualized needs and preferences. Our teams continue to focus on sourcing great hotel deals, and in 2020 plan to develop more tools to help users understand how offers for accommodation vary in terms of amenities and other factors to enable them to discover which items have the best value for them. In 2020, we also plan to continue building upon our work so far to make it easier to compare hotels, vacation rentals and apartments in one search.
•Continuing to evolve our marketplace to allow advertisers to target their users better, leading to a better result both for our users and advertisers. We intend to continue to cooperate closely with our advertisers to promote a seamless user experience across platforms.
•Adding new revenue streams to diversify our revenue base and reduce the dependency on our top advertisers.

Our customers
Customers that pay to advertise on trivago include:
•OTAs, including large international players, as well as smaller, regional and local OTAs;
•Hotel chains, including large multi-national hotel chains and smaller regional chains;
•Individual hotels;
•Providers of alternative accommodation, such as vacation rental or private apartments; and
•Industry participants, including metasearch and content providers.
We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 34% of our total revenue for the year ended December 31, 2019. Booking Holdings and its affiliated brands, Booking.com and Agoda, accounted for 40% of our total revenue for the year ended December 31, 2019.
Nearly all of our agreements with advertisers, including our agreements with our largest advertisers, may be terminated at will or upon three to seven days’ prior notice by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3 D. Risk factors."
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
Our principal competitors for users include:
•Online metasearch and review websites, such as Google Hotel Ads, Kayak, Qunar, and TripAdvisor;
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Independent hotels and hotel chains, such as Accor, Hilton and Marriott;
•OTAs, such as Booking.com, Ctrip and Brand Expedia; and
•Alternative accommodation providers, such as Airbnb and Vrbo.
Competition for advertisers
We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC rates and advertisers’ implied return on investment.

Our principal competitors for advertisers’ marketing spend include:
•Print media, such as local newspapers and magazines;
•Other traditional media, such as TV and radio;
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Online metasearch and review websites, such as Kayak, Qunar, TripAdvisor and Google Hotel Ads;
•Social networking services, such as Facebook and Twitter;
•Websites offering display advertising;
•Email marketing software and tools;
•Online video channels, such as YouTube; and
•Mobile app marketing.

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
Internally, we distill our values into six core qualities:
•Trust: We want to build an environment in which mutual trust can develop to give us the comfort and safety to discuss matters openly and to act freely.
•Authenticity: We aim to be authentic by staying true to ourselves and welcoming discussion and controversy as we believe that there is no progress without friction.
•Entrepreneurial Passion: We aim to be passionate drivers of change, motivated to question the status quo - for both the organization and ourselves. We believe intrinsic motivation empowers us to take on ownership, to take appropriate risks and to be confident to make decisions.
•Power of Proof: We believe empirical data enables us to make sensible decisions. We want to explore and understand the driving forces behind why our projects succeed or fail.
•Unwavering Focus: We are focused on providing our users with an amazing, five-star experience. We aim to set our priorities based on the added value we believe is generated for trivago. We believe that multiple small, incremental improvements towards this goal add up to long-term success.
•Fanatic Learning: We aim to improve our competitive position by reacting quickly to findings based on our collective experiences, successes and failures. We strongly believe that power comes from sharing knowledge, not from keeping it to ourselves. We are open to continuously changing our beliefs and processes based on changing evidence. We see change as an opportunity to improve.
Under the our leadership framework, we have broken up the traditional reporting lines into different dimensions, allowing each employee to progress on the dimensions he or she is most excited about and suitable for. We envision that different individuals will often take on different leadership roles and will move into different roles as they learn what interests them and what role is most suitable for them. As our employees move into different roles within trivago, we intend for them to have one constant mentor, who generally works on a different team.
We believe that moving employees into different leadership roles will help him or her use the expertise they have gained at trivago to challenge our thinking in different areas and to promote innovation. Our leadership framework is intended to prevent us from forcing employees into pre-determined career development paths, which they did not actively choose to follow, and to create an environment where each employee can naturally come across opportunities to help them learn and grow. We believe this helps us retain our employees since it offers them the opportunity to diversify their professional experience.

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
Government regulation
trivago provides and receives data and information to and from its users and advertisers and conducts consumer facing marketing activities that are subject to consumer protection laws in jurisdictions in which we operate, regulating unfair and deceptive practices. For example, the United States and the European Union (including at member state level) - but also many other jurisdictions - are increasingly regulating commercial and other activities on the Internet, including the use of information retrieved from or transmitted over the Internet, the display, moderation and use of user-generated content, and are adopting new rules aimed at ensuring user privacy and information security as well as increasingly regulating online marketing, advertising and promotional activities and communications, including rules regarding disclosures in relation to the role of algorithms and price display messages in the display practices of platforms.
There are also new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as addressing liability for third-party activities. Moreover, the applicability to the Internet of existing laws addressing issues such as intellectual property ownership and infringement is uncertain and evolving.
In particular, we are subject to an evolving set of data privacy laws. The EU’s General Data Protection Regulation 2016/679, or GDPR, has been in effect since May 25, 2018. The GDPR and national GDPR implementation acts on an EU member state level provide for a number of changes to the EU data protection regime. The GDPR applies to any company established in the European Union, as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior (for example, trip booking services). The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. We may incur substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant further changes in our business operations and product and services development, all of which may adversely affect our revenues and our business overall.

In addition, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A number of our service providers and hotels operate in such jurisdictions. There are regulatory concerns about certain measures that can be used to validate such data export, as well as litigation challenging some of the mechanisms for adequate data transfer (i.e., the standard contractual clauses). We could be impacted by changes in law as a result of the current challenges to these mechanisms by regulators and in the European courts which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation and business.
Many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities (for example, the P2B Regulation in the European Union's New Deal for Consumers).
Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet display, disclosure and advertising activities. For example, the EU legislators are preparing a new ePrivacy Regulation which is supposed to amend and replace the ePrivacy Directive (2002/58/EC) as amended and respective EU member state implementation laws. This change in the law on an EU level may have significant impact on the legal requirements for electronic communication including the operation of and user interaction with websites and may require relevant financial effort to implement the new laws. Whereas it is currently still unclear if and when the proposed ePrivacy Regulation will enter into effect, European regulators and courts tend to apply the current law more restrictively in a way which would effectively anticipate opt-in requirements under the proposed ePrivacy Regulation. European regulators increasingly take efforts to enforce their positions.
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
Infrastructure
We host our platform at five different locations in Germany, the United States, Hong Kong and China, while also leveraging cloud-hosted services, which we believe offers us secure and scalable storage and processing power at manageable incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. Where required, our data centers are payment card industry (PCI) compliant and accordingly, it is our policy to store separately the limited amount of relevant sensitive data that we do capture. We have designed our websites, apps and infrastructure to be able to support high-volume demand.
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
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2019:

Free Float (1)
Expedia Lodging Partner Services S.á.r.l.
Founders
59.3% (Class B Shares) (2)
26.3% (Class B Shares) (2)
trivago N.V.
14.4% (Class A Shares) (2)

(1) The free float total includes 13,000,000 shares purchased by PAR Investment Partners, L.P. from Mr. Vinnemeier and Mr. Siewert in private transactions. For more information, see "Item 7 A. Major shareholders—Significant changes in ownership by major shareholders." The free-float total also includes a number of Class B shares that were converted into Class A shares by Mr. Siewert.
(2) The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.6 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
trivago N.V. is the direct or indirect holding company of our subsidiaries. As of December 31, 2019, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant".

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
We have additional 7,142 square meters of leased office space in Germany and 4,409 square meters of leased office space in Spain and the Netherlands.

Item 4A: Unresolved staff comments
None.

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
For a discussion of the year ended December 31, 2018 compared to December 31, 2017, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, "Item 5: Operating and financial review and prospects".

A.	Operating results
Overview
Our total revenue for the years ended December 31, 2018 and 2019 was €914.8 million and €838.6 million, respectively, representing a decrease of 8%. Our Referral Revenue for the years ended December 31, 2018 and 2019 was €899.8 million and €823.6 million, respectively, representing a decrease of 8%. Our Rest of World segment exhibited the highest decrease in Referral Revenue, with a year-over-year decrease of 16% from 2018 to 2019, while Referral Revenue in Americas and Developed Europe declined by 3% and 8%, respectively, year-over-year.
Our net loss for the year ended December 31, 2018 was €21.5 million, while our net income for the year ended December 31, 2019, was €17.2 million, representing an increase of €38.7 million from 2018 to 2019.
Adjusted EBITDA for the years ended December 31, 2018 and 2019 was €14.6 million and €70.0 million respectively. This resulted in an Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by total revenue) of 1.6% and 8.3%, respectively.
Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, such as trivago Business Studio Pro Apps Package, although such subscription fees do not represent a significant portion of our revenue.
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
The following table sets forth the number of Qualified Referrals for our reportable segments for the periods indicated:

	Year ended December 31,			% Change
(in millions) (unaudited)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Americas	203.4	182.3	146.1	(10.4)%	(19.9)%
Developed Europe	295.5	246.7	195.4	(16.5)%	(20.8)%
Rest of World	228.3	239.3	180.5	4.8%	(24.6)%
Total	727.1	668.3	522.0	(8.1)%	(21.9)%
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
RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals
RPQR is determined by the CPC bids our advertisers submit on our marketplace as the CPC bids submitted by our advertisers play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Accordingly, the bidding behavior of our advertisers is influenced by the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from Qualified Referrals as a result of hotels and other accommodation booked on their sites, or booking value. We refer to the degree to which we are able to capture our share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization." The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace and, in particular, to gain insight into how our advertisers manage their advertising campaigns. While we believe that the quality of the traffic we referred to our advertisers improved in 2019 compared to 2018, the information we used as the basis for this analysis is subject to a number of uncertainties, including those related to the accuracy of the information we receive from certain of our advertisers and the methodologies we and our advertisers use to track and analyze whether a user ultimately completes a booking. Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our attribution model and product optimization measures have contributed to continuous improvement in our referred traffic quality, which have had a positive effect on our RPQR notably in the first half of 2019. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.
RPQR is a key financial metric that indicates the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.
The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

	Year ended December 31,			% Change
RPQR in € (unaudited)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Americas	1.93	1.73	2.09	(10.4)%	20.8%
Developed Europe	1.44	1.54	1.78	6.9%	15.6%
Rest of World	0.89	0.86	0.95	(3.4)%	10.5%
Total	1.40	1.35	1.58	(3.6)%	17.0%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

	Year ended December 31,
% increase in RPR (unaudited)	2018 vs 2017	2019 vs 2018
Americas	2.6%	32.1%
Developed Europe	19.6%	26.9%
Rest of World	6.3%	23.5%
Total	5.6%	29.8%

	Year ended December 31,
% decrease in number of referrals (unaudited)	2018 vs 2017	2019 vs 2018
Americas	(21.2)%	(26.4)%
Developed Europe	(24.7)%	(28.2)%
Rest of World	(5.2)%	(31.0)%
Total	(17.3)%	(28.8)%

	Year ended December 31,
% increase (decrease) in Qualified Referrals (unaudited)	2018 vs 2017	2019 vs 2018
Americas	(10.4)%	(19.9)%
Developed Europe	(16.5)%	(20.8)%
Rest of World	4.8%	(24.6)%
Total	(8.1)%	(21.9)%

	Year ended December 31,
% decrease in click-out (unaudited)	2018 vs 2017	2019 vs 2018
Americas	(12.1)%	(8.2)%
Developed Europe	(9.8)%	(9.4)%
Rest of World	(9.6)%	(8.5)%
Total	(10.0)%	(8.8)%

Return on advertising spend (ROAS)
We track the ratio of our Referral Revenue to our advertising expenses, or ROAS. We believe that ROAS is an indicator of the effectiveness of our advertising, and it is our primary operating metric. We believe the development of our ROAS among the reportable segments is primarily related to the different stages of development of our markets. For example, in Developed Europe, where we have operated the longest on average, we have historically experienced the highest average ROAS. Our ROAS in the Rest of World segment, where we have the lowest average ROAS, is also impacted significantly by the number of markets in the segment, including markets that have the lowest brand awareness and thus require significant Advertising Spend to reach scale. Over time, as our brand awareness in these markets continues to increase, we believe that we will experience further increases in the efficiency of our Advertising Spend and thus improvements in our average ROAS. Given that Advertising Spend accounts for the significant majority of our total expenses, we believe this will have a direct impact on our operating margins and Adjusted EBITDA.
Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.

Our ROAS by reportable segment for the years ended December 31, 2017, 2018 and 2019 was as follows:

	Year ended December 31,
ROAS by segment (unaudited)	2017	2018	2019
Americas	115.9%	120.8%	130.4%
Developed Europe	131.0%	143.0%	150.7%
Rest of World	91.7%	99.6%	112.5%
Consolidated ROAS	115.3%	122.8%	133.6%

In 2019, Consolidated ROAS improved to 133.6% compared to 122.8% in the same period in 2018. ROAS improved by 9.6ppts, 7.7ppts and 12.9ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. As we continued to optimize our Advertising Spend, we observed positive period-over-period improvements in ROAS across all segments. The increase in ROAS was primarily driven by significant period-over-period improvement in ROAS in the first half of 2019, while it was partly offset by a period-over-period decline in ROAS in the second half of 2019. The significant improvement in ROAS in the first half of 2019 was driven by a significant period-over-period reduction in Advertising Spend across all segments compared to the first half of 2018 as our optimization of Advertising Spend only began to have an impact starting late in the second quarter of 2018.
Marketplace dynamics
Our advertisers regularly adjust the CPC bids they submit on our marketplace to reflect the levels of referrals, customers, bookings or revenue and profit they intend to achieve with their marketing spend on our platform. In recent years, we have observed a number of factors can influence their bidding behavior on our marketplace, including:
•The fees advertisers are willing to pay based on how they manage their advertising costs and their targeted return on investment;
•Our advertisers' testing of their bidding strategies and the extent to which they make their inventories available on our marketplace;
•Responses of advertisers to elevated levels of volatility on our marketplace;
•Advertiser competition for the placement of their offers; and
•Our advertisers’ response to changes made to our marketplace, such as bid modifiers.
Recent trends in our business
The following recent trends have contributed to the results of our consolidated operations, and we anticipate that they will continue to impact our future results.
Industry outlook
The online travel industry has historically benefited from a strong migration of travel from offline to online. As our industry gradually consolidated, our large OTA advertisers, such as Booking Holdings and Expedia Group, focused primarily on growth, resulting in significant increases in users and revenue. However, in the past few years the industry dynamic has changed as industry growth has slowed, and our large OTA advertisers have focused more on their profitability. As a result, we believe that our large OTA advertisers have continuously reviewed their Advertising Spend on our platform and on other advertising channels, and accordingly increased, particularly starting in 2018, their return on investment targets for their spend on our marketplace. At the same time, competition has increased as Google has invested into its own hotel metasearch product, trying to capture more of the value in the industry and grow its profit base. Our largest OTA advertisers have moderated their performance marketing spend and put more focus on branded advertisement and direct traffic acquisition. More recently, new players, such as Airbnb and

Trip.com, have increased their activities across Western markets, which has further intensified competition.
We have been negatively impacted by the slowdown in industry growth, growing competition, and the reduced spend of our large OTA advertisers. We believe that the slowed industry growth has led to a lower share of first-time users of online travel websites, reducing the value of metasearch leads to the large OTA advertisers.
As a result, we have adjusted our marketing strategy to adapt to the new market dynamics and continued to optimize our Advertising Spend across all segments and all marketing channels in order to improve our ROAS, primarily in the first half of 2019. The optimizations were reflected in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. While these measures improved our profitability, they also led to a reduction in traffic to our platform attributable to all marketing channels and accordingly resulted in a reduction in the number of Qualified Referrals, which was particularly evident in the first half of 2019.
We do not expect the industry dynamics to change significantly in the coming year. Google is likely to continue to try to increase its share of total industry profit while large OTAs are likely to continue optimizing their advertising spend and other expenses. However, we believe the positive impact on our business resulting from new entrants, such as Trip.com and Airbnb, will continue but will have a small financial impact on us in 2020.
Increased volatility on our marketplace
In mid-2019, we rolled out more granular bidding, such as bidding according to time-to-travel and length of stay, which we refer to as "bid modifiers". The advertising bidding dynamics on our marketplace in 2019 were impacted by the introduction of bid modifiers as advertisers needed time to adjust their CPC bids to the new bidding parameters. Going forward we plan to use the more flexible auction bidding to add modifiers where we believe they can add value to our users and advertisers. In addition, we observed a general softness in CPC bids in Developed Europe of our largest advertisers during the peak summer travel season, which contributed to volatility in CPC bids in that segment. We also believe that the Wuhan coronavirus outbreak will have a negative impact on our global business volumes in 2020, which may also impact the way our advertisers bid on our marketplace.
Impact of strategic initiatives
In 2020, we plan to focus on aggressively optimizing our traditional performance marketing spend to ensure that we are efficiently spending at a level that is right for us and sustainable in the long term. We also plan to test adding new revenue streams to diversify our revenue base and reduce our dependency on our largest OTA advertisers. With respect to our performance marketing optimization efforts, we are conducting a series of large-scale tests in the first half of 2020, allowing us to further develop our strategy with respect to our marketing spend. We believe these tests could lead to a double-digit revenue decline in Developed Europe for the first and second quarter of 2020. However, it is very difficult to forecast the results of our tests and, even more so, predict the impact they may have on our advertising spend in the second half of 2020 and on our financial condition.
Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In the year ended December 31, 2019, our revenue share from mobile websites and apps continued to exceed 60%.
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
Advertiser structure
We generate most of our revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 34% of our total revenue for the year ended 2019. Booking Holdings and its affiliated brands, Booking.com and Agoda, accounted for 40% of our total revenue for the year ended 2019. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. We believe that our business success in the long term will be enhanced by diversification among our advertisers, in particular by means of expanding our relationships with hotel chains and providers of alternative accommodation as well as independent hotels. We plan to continue act as a platform that enables travelers to compare hotel rooms that are offered by smaller and local OTAs or independent hotels or by the leading international brands.
In 2019, we continued to take steps to increase advertiser diversity on our marketplace, including integrating vacation rental inventory onto our search platform, with the aim of integrating more inventory of alternative accommodation going forward. Advertiser diversification allows us to improve the user experience by expanding the depth of our hotel and other accommodation offerings to facilitate price transparency as well as to improve the content quality, availability and usability of our advertisers’ offers, thereby increasing the value our users derived from our websites and apps.
Despite our efforts at advertiser diversification, we believe consolidation could over time reduce the number of offers we have available on our platform for each hotel, which could cause our services to become less valuable to users. Correspondingly, with fewer bids for offers from a consolidated group of advertisers, RPQR could decrease. We believe that as a result of the number of marketplace participants and the competition among various brands within consolidated OTAs, there has historically been sufficient liquidity on our marketplace to sustain competitive bid levels in our most relevant markets, such that if the top bidder leaves the platform, the next highest bidder moves into position to partially sustain our revenue. In less liquid geographic markets, our initiative to connect hotels directly to our platform may mitigate, at least in small part, a potential decrease in OTA marketplace participants.

Results of Operations
Comparison of the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,			% Change
(in thousands)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Consolidated statement of operations:
Revenue	€667,802	€583,395	€554,046	(12.6)%	(5.0)%
Revenue from related party	367,581	331,421	284,571	(9.8)%	(14.1)%
Total revenue	1,035,383	914,816	838,617	(11.6)%	(8.3)%

Costs and expenses:
Cost of revenue	5,930	5,435	9,159	(8.3)%	68.5%
Selling and marketing	946,925	805,633	664,155	(14.9)%	(17.6)%
Technology and content	52,232	66,904	69,924	28.1%	4.5%
General and administrative	47,444	54,326	55,543	14.5%	2.2%
Amortization of intangible assets	3,220	1,684	1,685	(47.7)%	0.1%
Operating income/(loss)	(20,368)	(19,166)	38,151	5.9%	n.m.

Other income/(expense)
Interest expense	(44)	(1,839)	(33)	n.m.	98.2%
Gain on deconsolidation of entity	2,007	—	—	(100.0)%	—%
Other, net	592	539	(428)	(9.0)%	(179.4)%
Total other income/(expense), net	2,555	(1,300)	(461)	(150.9)%	64.5%

Income/(loss) before income taxes	(17,813)	(20,466)	37,690	(14.9)%	n.m.
Expense/(benefit) for income taxes	(4,764)	1,086	20,982	122.8%	n.m.
Income/(loss) before equity method investment	(13,049)	(21,552)	16,708	(65.2)%	177.5%
Income from equity method investment	—	63	453	n.m.	n.m.
Net income/(loss)	(13,049)	(21,489)	17,161	(64.7)%	179.9%
Net loss attributable to noncontrolling interests	568	—	—	(100.0)%	—%
Net income/(loss) attributable to trivago N.V.	€(12,481)	€(21,489)	€17,161	(72.2)%	179.9%

n.m. not meaningful

	Year ended December 31,
	2017	2018	2019
Consolidated statement of operations as a percent of total revenue:
Revenue	64.5%	63.8%	66.1%
Revenue from related party	35.5%	36.2%	33.9%
Total revenue	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenue	0.6%	0.6%	1.1%
Selling and marketing	91.5%	88.1%	79.2%
Technology and content	5.0%	7.3%	8.3%
General and administrative	4.6%	5.9%	6.6%
Amortization of intangible assets	0.3%	0.2%	0.2%
Operating income/(loss)	(2.0)%	(2.1)%	4.5%

Other income/(expense)
Interest expense	—%	(0.2)%	—%
Gain on deconsolidation of entity	0.2%	—%	—%
Other, net	0.1%	0.1%	(0.1)%
Total other income/(expense), net	0.2%	(0.1)%	(0.1)%

Income/(loss) before income taxes	(1.7)%	(2.2)%	4.5%
Expense/(benefit) for income taxes	(0.5)%	0.1%	2.5%
Income/(loss) before equity method investment	(1.3)%	(2.4)%	2.0%
Income from equity method investment	—%	—%	0.1%
Net income/(loss)	(1.3)%	(2.3)%	2.0%
Net loss attributable to noncontrolling interests	0.1%	—%	—%
Net income/(loss) attributable to trivago N.V.	(1.2)%	(2.3)%	2.0%

Revenue
Our total revenue in the year ended December 31, 2019 consisted of Referral Revenue of €823.6 million and other revenue of €15.0 million.
Total revenue for the year ended December 31, 2019 was €838.6 million, representing a decrease of €76.2 million, or 8.3%, compared to the year ended December 31, 2018. Revenue from related parties for the year ended December 31, 2019 decreased by €46.8 million, or 14.1%, compared to the year ended December 31, 2018, while revenue from third parties decreased by €29.4 million, or 5.0% for the same period.
Referral revenue for the year ended December 31, 2019 was €823.6 million, representing a decrease of €76.2 million, or 8.5%, compared to the year ended December 31, 2018. Referral Revenue was negatively impacted by a decline in Qualified Referrals, which was partly offset by an increase in RPQR. The number of Qualified Referrals decreased by 21.9% in the year ended December 31, 2019 compared to the same period in 2018, while RPQR increased by 17.0%.
The year-over-year decline in Qualified Referrals was broadly similar among all segments. The decline in Americas was primarily driven by our ongoing marketing and products optimizations, while the decline in Developed Europe and RoW was negatively impacted by reductions in Advertising Spend and subdued traffic volumes towards the end of the year.

RPQR increased in all segments in the year ended December 31, 2019 primarily driven by improved traffic quality in all segments, especially in Americas and Developed Europe.
The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,			% Change
(in millions)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Americas	€391.7	€316.0	€305.1	(19.3)%	(3.4)%
Developed Europe	425.0	378.9	347.1	(10.8)%	(8.4)%
Rest of World	203.6	204.9	171.5	0.6%	(16.3)%
Total	€1,020.3	€899.8	€823.6	(11.8)%	(8.5)%
Note: Some figures may not add due to rounding.
Referral Revenue in Americas in the year ended December 31, 2019 decreased by €10.9 million, or 3.4%, compared to the year ended December 31, 2018. The year-over year decline in Referral Revenue in this segment was mainly driven by a decline in Qualified Referrals, which was partly offset by an increase in RPQR. The decline in Referral Revenue in Americas was the least pronounced among our segments due to the growth in the second half of 2019 compared to the same period in 2018. RPQR increased by €0.36, or by 20.8% in the year ended December 31, 2019 compared to the same period in 2018 primarily driven by improved traffic quality. RPR for the period increased by 32.1%, partly offset by a reduction in the click-out rate of 8.2% in this segment compared to the same period in 2018.
Referral Revenue in Developed Europe in the year ended December 31, 2019 decreased by €31.8 million, or 8.4%, compared to the year ended December 31, 2018 which was mainly driven by a decrease in Qualified Referrals, reflecting subdued traffic volumes towards the end of the year 2019. This was partly compensated by an increase in RPQR. RPQR increased by €0.24, or by 15.6% in the year ended December 31, 2019 compared to the year ended December 31, 2018 due to improved traffic quality. The RPR for the period increased by 26.9%, partly offset by a reduction in the click-out rate only of 9.4% in this segment compared to the same period in 2018.
Referral Revenue in RoW in the year ended December 31, 2019 decreased by €33.4 million, or 16.3%, compared to the year ended December 31, 2018, which was mainly driven by a decrease in Qualified Referrals, reflecting subdued traffic volumes and softer advertiser bidding dynamics in certain geographic markets towards the end of the year 2019, which was partly offset by an increase in RPQR, particularly in the first half of 2019. The decline in Referral Revenue in this segment was also driven by a continued reduction in Advertising Spend throughout the year 2019. We believe that our performance in RoW was negatively impacted by our relatively shorter operational history, which in turn amplified the effect of year-over-year reductions in Advertising Spend on ROAS. RPQR, increased by €0.09, or 10.5% in the year ended December 31, 2019 compared to the year ended December 31, 2018 due to improved traffic quality. The RPR for the period increased by 23.5%, partly offset by a reduction in the click-out rate of 8.5% in this segment compared to the same period in 2018.

Cost of Revenue and Expenses
Cost of revenue
Our cost of revenue consists primarily of our data center costs, third-party cloud-related service provider expenses, personnel-related expenses and share-based compensation for our data center operations staff and our customer service team. Cost of revenue, was €9.2 million for the year ended December 31, 2019.
Cost of revenue for the year ended December 31, 2019 increased by €3.8 million, or 70%, compared to the year ended December 31, 2018 primarily driven by higher expenses for third-party cloud-related service providers of €3.4 million. Our personnel-related costs increased by €0.2 million due to an increase in headcount, and share-based compensation increased by €0.1 million.
Selling and marketing
Selling and marketing consists of all selling and marketing related costs and is divided into advertising expense and other selling and marketing expenses, as well as share-based compensation expense.
Advertising expense consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing and content marketing.
Other selling and marketing expenses include research costs, production costs for our TV spots and other marketing material, as well as personnel-related expenses for our marketing, sales and hotel relations teams.

	Year ended December 31,			% Change
(in millions)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Advertising expense	€884.7	€732.5	€616.7	(17.2)%	(15.8)%
% of total revenue	85.4%	80.1%	73.5%
Other selling and marketing	58.7	69.9	45.1	19.1%	(35.5)%
% of total revenue	5.7%	7.6%	5.4%
Share-based compensation	3.5	3.3	2.4	(5.7)%	(27.3)%
% of total revenue	0.3%	0.4%	0.3%
Total selling and marketing expense (1)	€946.9	€805.6	€664.2	(14.9)%	(17.6)%
% of total revenue	91.5%	88.1%	79.2%

Selling and marketing expenses for the year ended December 31, 2019 decreased by €141.4 million, or 17.6%, compared to the year ended December 31, 2018, primarily driven by significant reductions in Advertising Spend across all segments in the first half of 2019.
Advertising Spend decreased by €115.8 million or 15.8% in the year ended December 31, 2019 compared to the year ended December 31, 2018.
We continued to optimize our Advertising Spend across all marketing channels in order to improve our ROAS, primarily in the first half of 2019. Consequently, we reduced brand and performance marketing expenditures and increased return on investment targets for our brand marketing campaigns across all segments. This led to reductions in Advertising Spend to €233.9 million, €230.3 million and €152.5 million in Americas, Developed Europe and RoW, respectively, compared to €261.6 million, €265.0 million and €205.8 million, respectively, compared to the year ended December 31, 2018.
The decrease in Americas was the least pronounced among our segments since we increased the Advertising Spend in the second half of 2019, especially in the third quarter of 2019, as we observed evidence of attractive marginal returns from our marketing activities in this segment. The decrease in Developed Europe was due to a reduction in Advertising Spend in the first half of 2019 and in the fourth quarter of 2019. In RoW, where the decrease in 2019 was the most pronounced among our segments compared to the same period in 2018, we observed a continued reduction in Advertising Spend throughout the year.
Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2019 decreased by €24.8 million, or 35.5%, compared to the year ended December 31, 2018, primarily driven by a decrease in personnel-related costs and a decrease in production costs for TV advertisement. Personnel-related costs for the year ended December 31, 2019 decreased by €13.1 million, or 39.5%, mainly due to lower headcount compared to the year ended December 31, 2018. Also, our social security expense was higher in the year ended December 31, 2018, resulting from an audit assessment by the German Social Security authorities of €0.9 million. We reduced our investments in the production of television advertisements and in the development of new creative concepts by €10.2 million. Professional fees and other expenses for the year ended December 31, 2019 decreased by €1.5 million, compared to the same period in 2018, mainly driven by lower telecommunication and service fees, reflecting our reduced investments in online marketing and in the recruiting of new hoteliers for our website. Additionally, our depreciation decreased in the year ended December 31, 2019, mostly due to a lower cost allocation of depreciation expenses. These were partly offset by additional advertising taxes in certain geographic markets in 2019.
Share-based compensation decreased by €0.9 million, or 27.3% in the year ended December 31, 2019 compared to the year ended December 31, 2018, mainly driven by award forfeitures partly offset by new grants during the year.
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

	Year Ended December 31,			% Change
(in millions)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Personnel	€34.0	€39.1	€40.0	15.0%	2.3%
Share-based compensation, net of capitalized internal use software and website development costs	3.6	5.3	6.0	47.2%	13.2%
Depreciation of technology assets	4.0	6.1	6.2	52.5%	1.6%
Professional fees and other	10.6	16.4	17.8	54.7%	8.5%
Total technology and content	€52.2	€66.9	€69.9	28.2%	4.5%
% of total revenue	5.0%	7.3%	8.3%
Technology and content expense for the year ended December 31, 2019 increased by €3.0 million, or 4.5%, compared to the year ended December 31, 2018, mainly due to increased professional fees and other expenses and personnel-related costs. Professional fees and other expenses increased by €1.4 million, or 8.5%, mainly due to a €1.2 million increase in costs for third-party IT service providers, as our data center expense increased, and as we continued to invest in our platform to improve our users' experience. For the year ended December 31, 2019, office expense allocated to technology and content increased by €1.9 million, or 28.9%, compared to the year ended December 31, 2018, mainly due to the move to our new corporate headquarters in June 2018. Additionally, the share of technology and content headcount was higher in the year ended December 31, 2019 compared to the year ended December 31, 2018, leading to higher allocation of office expense. This was partly offset by a decrease in our external content development costs as we reduced our investment in external service providers for hotel descriptions. The increase in technology and content expense for the year ended December 31, 2019 was also driven by an increase in personnel-related costs of €0.9 million, or 2.3%, mainly due to higher compensation expense and related social security amounts, as well as lower capitalization of our developers' salaries in the first half of the year 2019, compared to the year ended December 31, 2018. This was partly offset by higher social security expense in the year ended December 31, 2018, resulting from an audit assessment by the German Social Security authorities. Our share-based compensation increased by €0.7 million for the year ended December 31, 2019 driven by new grants that were partly offset by forfeitures during the year. Depreciation increased by €0.1 million, or 1.6%, compared to the year ended December 31, 2018, as the depreciation of capitalized software increase relating to a larger underlying asset was partly offset by the decrease in depreciation for our campus, previously accounted for as a failed sale-leaseback. See Note 2 - Significant accounting policies.
General and administrative
General and administrative expense consists primarily of professional fees for external services including legal, tax and accounting, as well as personnel-related costs including those of our executive leadership, finance, legal and human resource functions. It also includes other overhead costs, depreciation and share-based compensation.

	Year ended December 31,			% Change
(in millions)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Personnel	€15.3	€19.1	€18.6	24.8%	(2.6)%
Share-based compensation	8.8	12.0	11.3	36.4%	(5.8)%
Related party shared services allocation	0.1	0.0	0.0	(100.0)%	—%
Professional fees and other	23.2	23.2	25.6	—%	10.3%
Total general and administrative	€47.4	€54.3	€55.5	14.6%	2.2%
% of total revenue	4.6%	5.9%	6.6%

General and administrative expense for the year ended December 31, 2019 increased by €1.2 million, or 2.2%, compared to the year ended December 31, 2018, primarily due to an increase in professional fees and other expenses of €2.4 million, or 10.3%. The increase was mainly driven by a provision recognized in the fourth quarter of 2019 resulting from the recent judgment in Australia, as well as higher charitable contributions and insurance expenses in the year ended December 31, 2019, compared to the same period in 2018. These increases were partly offset by a reduction in consulting, audit and professional legal fees compared to the same period in 2018, as well as the impairment of an internal-use software in the second quarter of 2018. Share-based compensation decreased by €0.7 million, or 5.8%, which was mainly driven by forfeitures during the year ended December 31, 2019 partly offset by new grants. Personnel-related costs decreased by €0.5 million, or 2.6%, mostly due to an audit assessment by the German Social Security authorities in the year ended December 31, 2018.
Amortization of intangible assets
Amortization of intangible assets remained unchanged at €1.7 million in the year ended December 31, 2019. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago GmbH in 2013. The financial statements reflect Expedia Group’s basis of accounting due to this change in control in 2013.
Operating income (loss)
Our operating income was €38.1 million for the year ended December 31, 2019 compared to an operating loss of €19.2 million for the year ended December 31, 2018. This improvement was mainly driven by a significant increase in our ROAS as we reduced our Advertising Spend to adapt to the changing dynamics on our marketplace, especially in the first half of 2019. Reductions in other selling and marketing expenses further contributed to the improvement in operating income in the year ended December 31, 2019. This reduction were partly offset by higher cost of revenue, technology and content and an increase in general and administrative expenses.
Other, net
Other, net was €(0.4) million for the year ended December 31, 2019, compared to €0.5 million in the year ended December 31, 2018. Other, net is primarily comprised of foreign exchange rate gains (losses).

Expense (benefit) for income taxes

	Year ended December 31,			% change
(in millions)	2017	2018	2019	2018 vs 2017	2019 vs 2018
Expense/(benefit) for income taxes	€(4.8)	€1.1	€21.0	122.9%	n.m.
Effective tax rate	26.7%	(5.3)%	55.7%
n.m. not meaningful
The income tax expense/(benefit) is mainly driven by income/(loss) before income taxes of €37.7 million in 2019 and €(20.5) million in 2018. Our effective tax rate was 55.7% in 2019 compared to (5.3)% in 2018. Non-deductible share-based compensation of (pre-tax) €19.9 million in 2019 and €20.7 million in 2018 had an impact on the effective tax rates of 16.5% and (31.6)% in the years ended December 31, 2019 and 2018, respectively. In 2019, €2.9 million of the impact relates to movements in uncertain tax positions (nil in 2018) with an impact of 7.6% on the effective tax rate. Prior period taxes of €0.1 million and €0.1 million in 2019 and 2018, respectively, relate primarily to the results of tax audits for fiscal years 2013 to 2015 of trivago GmbH (the legal predecessor of trivago N.V.). Movement in valuation allowance resulted in €(0.2) million in 2018 and €0.0 million in 2019. In 2018, €0.8 million related to foreign withholding tax deductions (nil in 2019). Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.

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
Interest rate risk
Because the interest rate on our credit facility is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any advances under our credit facility. For the year ending December 31, 2019 we had no amounts outstanding under our credit facility. Expedia Group currently guarantees our credit facility. If Expedia Group does not continue to guarantee our credit in the future, our borrowing costs could increase.
We did not experience any significant impact from changes in interest rates for the year ended December 31, 2019.
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
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €0.4 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable, and accounts payable balances as of December 31, 2019. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the year ended December 31, 2019 we reduced our net foreign exchange rate losses to €0.4 million compared to €0.6 million in the year ended December 31, 2018.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 34% of our total revenue for the year ended December 31, 2019 and 45% of total accounts receivable as of December 31, 2019. Booking Holdings and its affiliates represented 40% of our revenue for the year ended December 31, 2019 and 28% of total accounts receivable as of December 31, 2019.

Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States. Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.
There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:
•It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and
•Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
For more information on each of these policies, see Note 2 - Significant accounting policies, in the notes to our consolidated financial statements. We discuss information about the nature and rationale for our critical accounting estimates below.

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
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
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
The use of different estimates or assumptions in determining the fair value of our goodwill may result in different values, which could result in an impairment, or in the period in which an impairment is recognized, could result in a materially different impairment charge.
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
The use of different estimates or assumptions in determining the fair value of our intangible assets with definite lives and other long-lived assets may result in different values, which could result in an impairment, or in the period in which an impairment is recognized, could result in a materially different impairment charge.
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
Legal and tax contingencies
We record liabilities to address potential exposures related to business and tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when the likelihood of payment is probable and the amounts can be reasonably estimated. The determination for required liabilities is based upon analysis of each individual tax issue, or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. In addition, our analysis may be based on discussions with outside legal counsel. The ultimate resolution of these potential tax exposures and legal proceedings may be greater or less than the liabilities recorded.
Business combinations
We allocate the value of the consideration to acquire a business to tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but not limited to future expected cash flows from customer relationships and trade names, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Share-based compensation
Our share-based compensation expense is comprised of employee options replaced with new trivago employee stock option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by the Expedia Group (formerly Expedia, Inc.) in 2013. Between 2017 and 2019, there were additional awards granted in connection with the Omnibus Incentive Plan to employees of trivago. and restricted stock units (RSUs) awards. Our employee stock options consist of service based awards, some of which also had performance based conditions. We measure the fair value of share options at the grant date using the Black-Scholes option pricing model. We amortize the fair value over the vesting term on a straight-line basis and for performance based awards we assess as probable of achieving the performance targets, over the service period using the accelerated method. We account for forfeitures as they occur.
The pricing model incorporates various highly judgmental assumptions including volatility and expected option term. If any of the assumptions used in the models change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period.

B.	Liquidity and capital resources
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We did not utilize the credit facility during the year ended December 31, 2019.
For the year ended December 31, 2019, total cash, cash equivalents and restricted cash increased by €56.2 million to €220.5 million, of which €218.2 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the new campus building. The increase in total cash, cash equivalents and restricted cash was mainly driven by positive cash flows provided by operating activities due to positive effects from net income, partly offset by negative cash flows from investing activities and negative cash flows used in financing activities.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5 F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our credit facility and cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.
 The following table summarizes our cash flows for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
(in millions)	2017	2018	2019
Cash flows provided by/(used in) operating activities	€(8.5)	€(4.6)	€74.2
Cash flows used in investing activities	(18.3)	(24.1)	(18.0)
Cash flows provided by/(used in) financing activities	(7.2)	0.2	(0.1)

Cash Flows Provided by/(Used in) Operating Activities
For the year ended December 31, 2019, net cash provided by operating activities increased by €78.8 million to €74.2 million. In the year ended December 31, 2019 net cash provided by operating activities was mainly driven by net income of €17.2 million including non-cash expenses for share-based compensation of €19.9 million and depreciation of €10.3 million.

Changes in operating assets and liabilities further contributed to an increase in cash and cash equivalents of €22.7 million primarily due to decreasing Accounts receivable. Accounts receivable decreased by €25.8 million, of which €8.5 million were related party receivables, in the year ended December 31, 2019 mainly due to delayed payments from advertisers as of December 31, 2018.
Accounts payable decreased by €0.3 million in the year ended December 31, 2019 compared to the year ended December 31, 2018.
Cash Flows Used in Investing Activities
For the year ended December 31, 2019, cash used in investing activities decreased by €6.2 million to €18.0 million, primarily due to lower capital expenditures including internal-use software and website development.
Cash Flows Provided by/(Used in) Financing Activities
For the year ended December 31, 2019, cash used in financing activities increased by €0.3 million to cash used in financing activities of €0.1 million resulting from repayments of other non-current liabilities.

C.	Research and development expenses, patents and licenses, etc.
See “Item 4 B. Business overview.”

D.	Trend information
See “Item 5 A. Operating results.”

E.	Off-balance sheet arrangements
Other than the items described below under “—Tabular disclosure of contractual obligations,” as of December 31, 2019, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F.	Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Operating leases, including imputed interest (1)(2)	€137.1	€8.7	€17.2	€15.6	€95.6
Finance lease obligations	0.7	0.3	0.4	—	—
Purchase obligations(3)	11.9	11.9	—	—	—
Total (4)	€149.7	€20.9	€17.6	€15.6	€95.6
(1) Operating lease obligations include leases for office space, apartments and office equipment. Refer to Note 2 - Significant accounting policies for detailed discussion on our accounting for operating leases. The lease obligations have not been reduced by minimum sublease rental income of €2.7 million due in the future under non-cancelable sublease agreements for unoccupied leased office space.
(2) Currently recognized on our balance sheet as of December 31, 2019 is an asset retirement obligation of €0.6 million for the cost to decommission office space. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
(3) Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
(4) Excludes €2.9 million of net unrecognized tax benefits for which we cannot make a reasonably reliable estimate of the period of payment.

G.	Safe Harbor
See “Special note regarding forward-looking statements.”

H.	Non-GAAP financial measures
See “Item 3 A. Selected financial data” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss).

Item 6: Directors, senior management and employees

A.	Directors and senior management
Senior management and supervisory board
The following tables present information about our senior management and our supervisory board members including their ages and position as of the date of this annual report. The current business addresses for the members of our management and supervisory boards is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.
Management board and chief financial officer

Name	Age	Position
Axel Hefer	42	Managing Director for Finance, Legal, International, Marketing, Marketplace, Product, People and Culture (Chief Executive Officer)
Johannes Thomas	32	Managing Director for Advertiser Relations
Matthias Tillmann	36	Chief Financial Officer*
*Mr. Tillmann's appointment as Chief Financial Officer became effective on December 31, 2019. He will not be a member of our management board until he is nominated to such position by the supervisory board and is appointed at our annual general meeting of shareholders.
The following paragraphs set forth biographical information regarding our management board members as well as our chief financial officer.
Axel Hefer currently serves as chief executive officer of the company. He was initially appointed as managing director and chief financial officer of the company in 2016. He also serves as a non-executive director of Spark Networks SE. Prior to joining trivago GmbH, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the former Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.
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
Matthias Tillmann joined trivago in 2016 and has held a variety of leadership responsibilities in the finance department. He most recently co-led the team as Senior Vice President, Head of Corporate Finance and prior to that was Head of Strategy and Investor Relations. Prior to joining trivago, he was a senior investment banker at Deutsche Bank AG. Mr. Tillmann holds a diploma in mathematics and economics from the University of Münster (WWU).
Changes to our management board in 2019; appointment of chief financial officer
•On December 31, 2019, Rolf Schrömgens's resignation as chief executive officer and managing director became effective and, on that date, Mr. Schrömgens was designated by our supervisory board as temporary member of our supervisory board (see below under "—Changes to our supervisory board in 2019" below).
•On December 31, 2019, Axel Hefer, who previously served as our chief financial officer, succeeded Mr. Schrömgens as chief executive officer. Matthias Tillmann, who previously served as Senior Vice President and Head of Corporate Finance, became our chief financial officer.

Supervisory board

Name	Age	Year of appointment	Expiration of current term
Robert Dzielak	49	2018	2021
Ariane Gorin*	45	*	*
Peter M. Kern	52	2019	2022
Hiren Mankodi	46	2019	2022
Frédéric Mazzella	43	2019	2022
Niklas Östberg	39	2019	2022
Rolf Schrömgens*	43	*	*
*Ariane Gorin and Rolf Schrömgens were designated as temporary members of our supervisory board, pending their appointments by our general meeting of shareholders in 2020. For more information, see "—Changes to our supervisory board in 2019" below.
The following is a brief summary of the business experience of our supervisory board members.
Robert J. Dzielak has served as Expedia Group’s Chief Legal Officer and Secretary since March 2018, previously serving as its Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak had previously served as Senior Vice President and acting General Counsel since October 2011. Since joining Expedia Group as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Mr. Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia Group and its brands. Prior to joining Expedia Group, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Mr. Dzielak received his J.D. from The John Marshall Law School.
Ariane Gorin is President of Expedia Business Services (EBS). In 2019, EBS was formed by combining two of Expedia Group’s B2B businesses – Expedia Partner Solutions (EPS) and Egencia. The former, EPS, leverages the best of Expedia Group’s partner facing API and template products to power thousands of travel partners around the world. The latter, Egencia, is Expedia Group’s corporate travel brand and helps businesses large and small across more than 60 countries reimagine business travel management. Ms. Gorin joined Expedia in 2013 as Vice President of Market Management for EMEA and led the EMEA team in rapidly expanding the hotel network in the region. Prior to joining Expedia, Ms. Gorin spent 10 years at Microsoft in various sales, distribution and marketing roles. Before joining Microsoft, she was a consultant with the Boston Consulting Group, both in San Francisco and in Paris. Ms. Gorin received an M.B.A. from the Kellogg Graduate School of Management, Northwestern University and a B.A. in economics from the University of California at Berkeley. She currently serves on the board of directors of Adecco Group, and is on the advisory council of the Royal Philharmonic Orchestra in London.
Peter M. Kern has been a director of Expedia Group since completion of the IAC/Expedia Group spin-off and has served as Vice Chairman of Expedia Group since June 2018. Mr. Kern served on the Board of Directors of Tribune Media Company from October 2016 through the completion of Tribune Media’s merger with Nextstar Media Group, Inc. in September 2019, and served as Tribune Media’s Chief Executive Officer from March 2017 through September 2019. Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications Mr. Kern also currently serves as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company and as Chairman of the supervisory board of trivago N.V., a majority-owned subsidiary of Expedia Group, as well as on the boards of several of private companies. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.

Hiren Mankodi currently serves as Managing Director for Charlesbank Capital Partners, leading the firm’s technology investing efforts. Previously he was as a co-founding partner at Pamplona TMT, a private equity firm focusing on the technology, media and telecom private equity sector. Prior to that, he was a Managing Director at Audax Private Equity where he led the firm’s technology investing efforts. He has over 19 years of private equity and venture capital investing experience, including investments in the enterprise software, infrastructure software, digital media, healthcare IT, technology-enabled services, and industrial technology sectors.
Frédéric Mazzella is the Founder and Chairman of BlaBlaCar and was its CEO during the first decade until 2016. Since 2018, Mr. Mazzella is Co-President of France Digitale, the largest startup association in Europe representing 1,500 startups. Mr. Mazzella holds an M.B.A. from INSEAD, a Master's degree in Computer Science from Stanford University and a Master's degree in Physics from École Normale Supérieure.
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
Rolf Schrömgens was CEO of trivago N.V. until the end of 2019. Prior to joining trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).
Agreements regarding the supervisory board and the management board
Members of our supervisory board and members of our management board have been appointed pursuant to the terms of Amended and Restated Shareholders’ Agreement. See “Item 6 C. Board practices” and “Item 7 B. Related party transactions”.
Changes to our supervisory board in 2019
•On June 28, 2019, Hiren Mankodi was appointed to our supervisory board after initially being designated as a temporary member of the supervisory board in 2018.
•In October 2019, David Schneider resigned from our supervisory board and audit committee.
•On November 5, 2019, Frédéric Mazzella was appointed to the audit committee.
•On December 12, 2019, Mark Okerstrom resigned from our supervisory board and compensation committee. On the same date, the supervisory board designated Ariane Gorin as temporary member of our supervisory board and appointed her to our compensation committee.
•On December 12, 2019, Peter Kern was appointed chairman of the supervisory board, and Robert Dzielak was appointed chairman of our compensation committee.
•On December 31, 2019, our supervisory board's designation of Rolf Schrömgens as temporary member of our supervisory board became effective.
Mr. Schrömgens' and Ms. Gorin's designations as temporary members of the supervisory board are pending their respective appointments to our supervisory board by our general meeting of shareholders in 2020. Upon his or her designation as temporary member of the supervisory board, Mr. Schrömgens and Ms. Gorin each have all powers and responsibilities of a supervisory board member, as if he or she had been appointed by the general meeting of shareholders.

B.	Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to the year ended December 31, 2019 is described in the tables below. Our management board received the following cash compensation with respect to service in the fiscal year 2019:

(€ in thousands)	Hefer	Schrömgens(1)	Thomas
Periodically-paid remuneration	€240	€40	€240
Bonuses	204	—	204
Profit participation	—	—	—
Total cash compensation	€444	€40	€444
(1) on December 31, Rolf Schrömgens resigned as member of our management board.
In each case, our management board met the objectives set forth as a condition for the awarding of the respective bonus paid to them. In 2019, the compensation committee approved, subject to supervisory board approval, an all-cash performance bonus to Messrs. Hefer and Thomas, which amounts are included in the bonus line in the table above. As of December 31, 2019, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members. In 2019, Mr. Thomas exercised options at a strike price of €0.06 to receive 50,000 ADSs. Mr. Hefer exercised options at a strike price of €0.12 to receive 18,000 ADSs that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act.

Our management board held the following options (both vested and unvested) as of December 31, 2019:

Beneficiary	Grant date	Vesting date	Number of options outstanding(1)	Strike price	Expiration date(2)
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	45,830	€0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	600,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	1,276,000	$7.17	Dec. 20, 2024
	Dec. 20, 2017	Jul. 2, 2020, Jan. 2, 2023	1,500,000	$7.17	Dec. 20, 2024
	Jun. 28, 2019(3)	Three Year Vest(3)	810,927	€0.06	Jun. 28, 2026
Schrömgens	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
Thomas	Mar. 18, 2014	Jun. 7, 2015, 2017	170,213	€2.11	None
	May 15, 2015	Mar. 8, 2016, 2017, 2018	110,639	€2.11	None
	May 15, 2015	Jul. 31, 2017	36,948	€0.06	None
	Jul. 16, 2015	Jul. 16, 2015	25,678	€0.06	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	476,000	$7.17	Dec. 20, 2024
	Jun. 28 2019(3)	Three Year Vest(3)	337,886	€0.06	Jun. 28, 2026
(1) As described further in this annual report, share options granted before our IPO are calculated by converting options relating to units of trivago GmbH into options relating to shares of trivago N.V. by using the following conversion method (simplified): numbers of options were multiplied by the multiplier ratio 8,510.66824 used for purposes of our IPO. In case of trivago GmbH class B options, the result was divided by 1,000. Holders of trivago GmbH class A options with a former strike price of € 1.00 received certain a portion of trivago N.V. options in addition as compensation for the requirement of a higher strike price for trivago N.V. options due to corporate law requirements. In case the numbers relate to the time before the completion of our IPO, they are for illustrative purposes only and calculated using the method described above, as the actual option grants and exercises took place on the trivago GmbH level. Minor deviations can occur due to rounding.
(2) Unvested options lapse when the beneficiary leaves the Company.
(3) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2019 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2019:

($ in thousands)	Kern	Mazzella	Mankodi	Östberg	Schneider(1)
Periodically-paid remuneration	45	45	45	45	36.5
Bonuses	—	—	—	—	—
Profit participation	—	—	—	—	—
Total cash compensation	45	45	45	45	36.5
(1) In October 2019, David Schneider resigned as member of our supervisory board and as a member of our audit committee.
Mr. Dzielak, Ms. Gorin and Mr. Okerstrom were not provided with any compensation for their service on our supervisory board for the year ended December 31, 2019.

Our supervisory board held the following options and/or restricted stock units (RSU) (both vested and unvested) as of December 31, 2019:

Beneficiary	Grant date	Vesting date	Number of options/RSUs outstanding	Strike price	Expiration date
Dzielak	—	—	—	—	—
Gorin	—	—	—	—	—
Kern	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	74,135	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	125,520	$7.17	Dec. 20, 2024
	Feb. 8, 2019	3 Year Vest(4)	33,389	N/A(1)	N/A(1)
Mankodi	Aug. 17, 2018	Jul. 2, 2019, 2020, 2021	90,408	$4.42	Aug. 17, 2025
	Feb. 8, 2019	3 Year Vest(4)	37,563	N/A(1)	N/A(1)
Mazzella	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	65,898	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	111,576	$7.17	Dec. 20, 2024
	Jun. 28, 2019	3 Year Vest(4)	54,062	€0.06	Jun. 28, 2026
	Nov. 5, 2019	3 Year Vest(5)	831	€0.06	Nov. 5, 2026
Okerstrom(2)	—	—	—	—	—
Östberg	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	$7.17	Dec. 20, 2024
	Jun. 28, 2019	3 Year Vest(4)	58,117	€0.06	Jun. 28, 2026
Schneider(3)	Mar. 6, 2017	Jan. 3, 2018, 2019	47,227	$12.14	Jan. 24, 2020
	Dec. 20, 2017	Jan. 2, 2019	39,982	$7.17	Jan. 24, 2020
(1) Restricted stock units are granted at zero grant price and have no expiration date.
(2) In December 2019, Mark Okerstrom resigned as member of the supervisory board.
(3) In October 2019, David Schneider resigned as member of the supervisory board. His unvested options were forfeited and he has a three-month grace period following his resignation to exercise his vested options. The expiration date for the vested options was January 24, 2020.
(4) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(5) This award vests as follows: 1/3rd vested on November 5, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.

As of December 31, 2019, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. In the year 2019, none of our supervisory board members exercised any options in trivago N.V. Mr. Schrömgens' temporary appointment to the supervisory board was effective on December 31, 2019. We included information regarding the options he held as of December 31, 2019 in the table covering the management board above.

2016 Omnibus incentive plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be 34,711,009 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board. The Plan was amended on August 3, 2017 to permit supervisory board members to be eligible for awards under the 2016 Plan. The 2016 Plan was amended on June 28, 2019 to permit the granting to management and supervisory board members an option to purchase Class A shares at less than fair market value of the underlying Class A shares. The 2016 Plan was also amended on July 18, 2019 to permit additional mechanics to settle transactions.
The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed by the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to eligible award recipients. Management board members, supervisory board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates are eligible for awards under the 2016 Plan.
Awards include options, share appreciation rights, restricted stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
1.sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than $1,000,000, or (ii) between $1,000,000 and $10,000,000 except to the extent prior notice is provided to Expedia Group and such sale, transfer, lease or other disposition would be permitted under Expedia Group’s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any subsidiary (except to the extent prior notice is provided to Expedia Group and such merger or sale is permitted under Expedia Group’s credit facilities);
2.liquidating or dissolving the company or any subsidiary;
3.granting loans, payment guarantees (Bürgschaften), indemnities, or incurring other liabilities to third parties outside the ordinary course of business in excess of €10,000,000;
4.taking out loans, borrowings or other debt (or providing any guarantee of such obligations of any other person or entity) or granting any liens other than liens securing the foregoing, which permitted debt and liens at any time outstanding exceed €25,000,000;
5.entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the company or any subsidiary being liable for the obligations of a third party, (ii) five years, or (iii) agreements pursuant to Article 7.1(h) of the Amended and Restated Shareholders’ Agreement;
6.entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;
7.entering into agreements (i) which cannot be terminated without penalty within (a) three years and involving annual expenditures in excess of €10,000,000 or (b) five years, except for supplementary lease agreements with (x) an annual rent of not more than €1,000,000, (y) substantially comparable terms to the relevant existing lease agreement, and (z) a term of ten years or less, or (ii) for annual expenditures in excess of €15,000,000, save that the threshold for expenditures for brand marketing shall be €50,000,000;
8.entering into agreements under which we or any subsidiary binds or purports to bind any of our shareholders or our shareholders’ affiliates (other than our subsidiaries) or to cause such shareholders or affiliates to take or forbear from taking action;
9.entering into, amending or terminating agreements between us (or any subsidiary) and any managing director of the company or any subsidiary, any companies affiliated with such managing director, or third parties represented by such managing director;
10.entering into or amending any agreements or other arrangements with any third party that restrict in any fashion the ability of the company (or any subsidiary), which ability shall be subject to the terms of the Management Board Rules (a) to pay dividends or other distributions with respect to any shares in the capital of the company (or any subsidiary) or (b) to make or repay loans or advances to, or guarantee debt of, any of the company’s shareholders or such shareholders subsidiaries;
11.entering into, amending or terminating domination agreements (Beherrschungsverträge), profit and loss pooling agreements (Gewinnabführungsverträge), business leasing contracts (Unternehmenspachtverträge) or tax units (Organschaften);
12.entering into any transaction with any affiliate or shareholder of the company which is outside the ordinary course of business and not at arms’ length terms;

13.issuing shares in the capital of the company or any subsidiary (including phantom stock and profit participation rights) or granting options (including phantom options) or subscription rights for shares of the company or any subsidiary, except pursuant to the company’s 2016 Plan, any successor incentive plan, and any predecessor phantom option and profit sharing bonus agreements in existence as of the date hereof or amended pursuant to forms of amendment approved by the general meeting of shareholders of the company, in each case as amended, supplemented or otherwise modified from time to time, which we refer to as the Incentive Plan;
14.share repurchases by the company or any subsidiary (other than in connection with conversion of Class B shares into Class A shares);
15.amendments, modifications or waivers to, or the exercise of any rights under, any stock option, phantom option or similar program of the company or any subsidiary, except to the extent provided in the Incentive Plan;
16.making changes to regulatory or tax status or classification of the company or any subsidiary;
17.change of material accounting standards not required by applicable law or Dutch or U.S. GAAP policy;
18.entering into, amending or terminating employment contracts with founding managing directors, the chief executive officer of the company or the chief financial officer of the company;
19.entering into any collective bargaining agreements (Tarifverträge); and
20.initiating or settling material litigation in excess of €1,000,000.
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
Pursuant to the Amended and Restated Shareholders’ Agreement, our management board must consist of three to six members. Our management board members have been appointed pursuant to our deed of incorporation. The composition of our management board is subject to the rights of the Founders and Expedia Group (through ELPS) under the Amended and Restated Shareholders’ Agreement.
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
Our supervisory board is comprised of seven members, including two temporary board members (pending appointments at the general meeting). Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members were selected by Expedia Group (through ELPS) and three supervisory board members were selected by the Founders. Each supervisory board member (other than the temporary members) was appointed for a term of three years.
Our current supervisory board members (other than Ms. Gorin and Mr. Schrömgens who have not yet been appointed at the general meeting) were appointed at our general meetings of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that any new supervisory board member will be proposed for nomination by either ELPS or the Founders as applicable, depending on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. ELPS and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that ELPS may designate the chairman of the supervisory board. The chairman will be entitled to cast a tie-breaking vote.
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
Director independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist exclusively of independent supervisory board members. However, our supervisory board has determined that, under current Nasdaq listing standards regarding independence, and taking into account any applicable committee standards, Messrs. Mankodi, Mazzella and Östberg would be considered independent supervisory board members.
Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Messrs. Mankodi,

Mazzella and Östberg are considered independent supervisory board members. See “Item 16 G. Corporate governance.”
Committees of the supervisory board
Our supervisory board has established an audit committee and a compensation committee.
Audit Committee
The audit committee currently consists of Messrs. Mankodi, Östberg and Mazzella and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Mankodi serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Mankodi is considered an “audit committee financial expert” as defined by the SEC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under Nasdaq rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
During 2019, Mr. Alan Pickerill had observer status on our Audit Committee until his resignation on December 4, 2019 as the Chief Financial Officer of Expedia Group, Inc., our indirect majority shareholder. He relied on an exemption of the Nasdaq listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See "Item 16 D. Exemptions from the listing requirements and standards for audit committees."
The audit committee is responsible for:
•the appointment, compensation, retention and oversight of the work of, and the relationship with, the independent registered public accounting firm;
•the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis;
•reviewing and discussing with the management board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;
•reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
•approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.
The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without members of our management board being present.
Compensation committee
The compensation committee currently consists of Mr. Dzielak and Ms. Gorin, and assists the supervisory board in determining the compensation of the management board and the supervisory board, in accordance with the remuneration policy that has been determined by the general meeting of shareholders. Mr. Dzielak serves as chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member compensation. Pursuant to exemptions from such independence standards as a result of being a controlled company, the members of our compensation committee may not be independent under such standards.
The compensation committee is responsible for:
•recommending each managing director’s compensation to the supervisory board and recommending to the supervisory board regarding compensation for supervisory board members;
•identifying, reviewing and approving corporate goals and objectives relevant to management and supervisory board compensation;
•reviewing and approving or making recommendations regarding our incentive compensation and equity-based plans and arrangements;
•reviewing and discussing with management the compensation disclosures to be included in filings and submissions with the SEC;
•preparing an annual compensation committee report; and
•reporting regularly to the supervisory board regarding its activities.

D.	Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2017	2018	2019
Cost of revenue	60	41	53
Selling and marketing	606	439	313
Technology and content	652	620	623
General and administrative	291	254	258
Total	1,609	1,354	1,247
thereof employed in Germany	1,448	1,243	1,139
None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E.	Share ownership
See “Item 7 A. Major shareholders,” and see "Item 6 B. Compensation—2016 Omnibus Incentive Plan."

Item 7: Major shareholders and related party transactions

A.	Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2020, by:
◦each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A shares and 5% or more of our outstanding Class B shares;
◦each member of our management board and our supervisory board; and
◦each member of our management board and our supervisory board as a group.
For further information regarding material transactions between us and principal shareholders, see “B. Related party transactions” below.
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of March 1, 2020 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of March 1, 2020. See “Item 4 C. Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)			209,008,088	69.3%	68.1%
Peter Vinnemeier(4)	—	—	30,610,793	10.1%	10.0%
Greenhouse Funds LLLP(5)	5,392,703	10.6%
PAR Investment Partners, L.P.(6)	20,673,796	40.7%	—	—	* *
Altimeter Capital Management General Partner LLC(7)	5,221,028	10.3%	—	—	* *
Management board members
Axel Hefer	2,141,640	4.2%	—	—	* *
Johannes Thomas	1,312,903	2.6%	—	—	* *
Supervisory board members
Robert J. Dzielak	—	—	—	—	—
Anne Gorin	—	—	—	—	—
Peter M. Kern	160,570	*	—	—	* *
Hiren Mankodi	33,235	*	—	—	* *
Frédéric Mazzella	163,123	*	—	—	* *
Niklas Östberg	175,357	*	—	—	* *
Rolf Schrömgens	549,334	1.1%	57,597,012	19.1%	18.8%
All management board and supervisory board members as a group (10 persons)	4,536,162	8.9%	57,597,012	19.1%	18.8%
* Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
** Indicates voting power of less than 1%.
(1) Percentages based on 50,816,706 Class A shares outstanding and 301,687,967 Class B shares outstanding as of December 31, 2019. Where the respective individual has the right to acquire within 60 days of March 1, 2020 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6 B. Compensation."
(2) Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, as a single class. The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.6 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à r.l. (ELPS), Expedia Group holds its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares beneficially owned by ELPS into Class A shares, ELPS would own 59.3% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, ELPS may be deemed to beneficially own equity securities representing approximately 68.1% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13D/A filed by Peter Vinnemeier, Mr. Vinnemeier beneficially owned 30,610,793 Class B Shares.
(5) As reported on Schedule 13G filed by Greenhouse Funds LLLP, a Delaware limited liability limited partnership (“Greenhouse”), Greenhouse GP LLC, a Delaware limited liability company (“Greenhouse GP”), and Mr. Joseph Milano, the principal of Greenhouse and Greenhouse GP (collectively with Greenhouse and Greenhouse GP, the "Greenhouse Entities"). The Schedule 13G relates to Class A Shares purchased by Greenhouse through the accounts of certain private funds and managed accounts (collectively, the “Greenhouse Accounts”). Greenhouse serves as the investment adviser to the Greenhouse Accounts and may direct the vote and disposition of the 5,392,703 Class A Shares (inclusive of 500,000 Class A Shares underlying call options) held by the Greenhouse Accounts. Greenhouse GP serves as the general partner of Greenhouse and may direct Greenhouse to direct the vote and disposition of the 5,392,703 Class A Shares (inclusive of 500,000 Class A Shares underlying call options) held by the Greenhouse Accounts. As the principal of Greenhouse and Greenhouse GP, Mr. Milano may direct the vote and disposition of the 5,392,703 Class A Shares (inclusive of 500,000 Class A Shares underlying call options) held by the Greenhouse Accounts. The principal business address of the Greenhouse Entities is 650 S. Exeter St., Suite 1080, Baltimore, MD 21202.
(6) As reported on Schedule 13D/A filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the "PAR Capital Entities"), PAR Investment Partners used approximately $94,844,203 (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase Class A Shares reported in its Schedule 13D. A portion of the ADSs PAR Investment Partners purchased were pursuant to a stock purchase agreements described below under "—Significant changes in ownership by major shareholders." The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.
(7) As reported on Schedule 13G filed by Altimeter Capital Management General Parter LLC (the "General Partner"), Altimeter Capital Management, LP (the "Investment Manager"), Altimeter General Parter, LLC (the "Fund General Partner"), Altimeter Partners Fund, L.P. (the "Fund") and Brad Gerstner (together with the General Partner, the Investment Manager, the Fund General Partner and the Fund, the "Altimeter Entities"). As of December 31, 2019, the Altimeter Entities beneficially owned 5,221,028 Class A Shares. The beneficial ownership of each Altimeter Entities as follows: (i) the Fund beneficially owns 5,221,028 Class A Shares; and (ii) each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), the Fund General Partner (as the general partner of the Fund) and Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner) beneficially owns 5,221,028 Class A Shares. The principal business address of the Altimeter Entities is One International Place, Suite 4610, Boston, MA 02110.

Significant changes in ownership by major shareholders
On December 16, 2016, we completed our IPO, in which we and the Founders sold, in the aggregate, 30,026,635 Class A shares primarily to new investors. As of December 31, 2019, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States by one holder of record. At such date, there were 50,816,706 ADSs outstanding, each representing one of our Class A shares, and in the aggregate representing 14% of our outstanding ordinary shares. At such date, there was one holder of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
On September 14, 2018, PAR Investment Partners entered into a stock purchase agreement, pursuant to which it agreed to purchase 7,000,000 ADSs from Peter Vinnemeier and Malte Siewert. The ADSs were purchased at a price of $4.47 per ADS in a private transaction that was exempt from registration under the Securities Act. On June 13, 2019, PAR Investment Partners entered into an additional stock purchase agreement, pursuant to which it agreed to purchase an additional 6,000,000 ADSs from Peter Vinnemeier. The ADSs were purchased at a price of $3.74 per ADS in a private transaction that was exempt from registration under the Securities Act. In connection with this private placement, Mr. Vinnemeier concurrently terminated a Rule 10b5-1 sales plan that was entered into with a broker to sell 6,000,000 ADSs and was the subject of an amendment to a beneficial ownership report on Schedule 13D that was filed on May 10, 2019 and was subsequently amended. In each transaction, no shares were sold by trivago, and trivago received no proceeds. The respective selling shareholders in each case received all of the proceeds from each respective sale. The securities sold in the transactions were not registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The ADSs sold to PAR Investment Partners were restricted securities and were subject to a six-month lock-up period.

B.	Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2019.
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
Agreements regarding the management board
Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements have been agreed for succession of our Chief Executive Officer. Mr. Schrömgens ceased to serve as our Chief Executive Officer on December 31, 2019, on which date a "Transition Period" of three years commenced. During the first eighteen months of the Transition Period, and unless a Founder is serving as our Chief Executive Officer (which is presently not the case), ELPS has the right to select for binding nomination two management board members and our Chief Executive Officer has the right to select all other management board members for binding nomination, subject to approval by the supervisory board. Also, during the Transition Period, the Amended and Restated Shareholders' Agreement stipulates certain arrangements for the appointment of our (successor) Chief Executive Officer, including by expanding our supervisory board by two seats (one of which to be filled on the basis of a selection by the Founders and the other on the basis of a selection by ELPS) and the formation of a three-person nomination committee of the supervisory board which shall be entitled to nominate a successor Chief Executive Officer, subject to the approval of ELPS, and thereafter, the supervisory board.
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
Credit facility Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our IPO, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the year ended December 31, 2016, we utilized an additional €20.0 million under our credit facility, and subsequently repaid a total of €40.0 million of this obligation. As of December 31, 2018 and 2019, €0.0 million was drawn from our €50.0 million credit facility.
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
Commercial relationships
We currently have commercial relationships with many Expedia Group affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. For the years ended December 31, 2017, 2018 and 2019, Expedia Group and its brands in each of the years accounted for 36%, 36% and 34% of our total revenues, respectively.
See “Item 5 Operating and financial review and prospects” for additional information.
Shared services arrangements
Pursuant to certain informal shared services arrangements, we have recorded expenses incurred by Expedia Group on behalf of us as a non-cash charge and treated as a contribution from parent in equity. This shared services fee, which is comprised of allocations from Expedia Group for legal, tax, treasury, audit and corporate development costs and also includes an allocation of employee compensation within these functions in certain instances. These allocations were determined on a basis that we and Expedia Group considered to be a reasonable, including number of factors such as headcount, estimated time spent, and operating expenses and is a reflection of the cost of services provided or the benefit received by us. It is not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity, and in the opinion of our management, the allocation method is reasonable. For the year ended December 31, 2017, the shared service fee was €0.1 million. No expenses have been allocated to us from Expedia Group since the year ended December 31, 2017.
myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remains a related party to trivago. Related-party revenue from myhotelshop of €2.3 million and €2.8 million for the years ended December 31, 2018 and 2019, respectively, primarily consists of referral revenue.
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
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. The court has yet to set a date for the appeal or a separate trial regarding penalties and other orders. Management recorded an estimate of the probable loss as of December 31, 2019 in connection with these proceedings.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including historical precedents for conduct prior to September 1, 2018. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. No case has yet been decided assessing penalties for contraventions of the ACL under the new regime. As a result, an estimate of the reasonable possible loss or range of loss in excess of the amount reserved cannot be made.
A consolidated class action was filed in the United States District Court for the Southern District of New York against us and other defendants, alleging securities law violations in our IPO registration statement and certain later disclosures. On February 26, 2019, the district court granted the motion to dismiss as to all defendants, without granting plaintiffs leave to further amend the complaint. On December 16, 2019, the United States Court of Appeals for the Second Circuit issued a summary order affirming the dismissal of the action.
The U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA considers may violate U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings provided for an implementation period of six months and resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding of liability.
Dividends
We do not at present plan to pay cash dividends on our Class A shares. Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association (although we note that, presently, we are not required by our articles of association to maintain reserves in addition to those which we must maintain under Dutch law). Subject only to such restrictions, any future determination to pay dividends will be at the discretion of our management board (in some instances, subject to approval by a Founder). In making a determination to pay dividends, the management board must act in the interests of our company and its business, taking into account relevant interests of our shareholders and other factors that our management board considers relevant, including our results of operations, financial condition, and future prospects.

B.	Significant Changes
See Note 18: Subsequent events to the audited consolidated financial statements included elsewhere in this annual report.

Item 9: Offer and listing

A.	Offering and Listing Details
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
Taxation of the company (trivago N.V.)
General
The company, trivago N.V., has three German tax resident individuals serving as managing directors and operates its business from Germany on the basis of arrangements that are aimed to ensure to have its effective place of management in Germany. We, therefore, take the view that the effective place of management of trivago N.V. should be in Germany, and that trivago N.V. is subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands as described in “-Tax treatment of corporate reorganization.” Nevertheless, the effective place of management test depends upon facts and circumstances. The company intends to have its effective place of management in Germany and has made arrangements that are aimed to keep its effective place of management in Germany. The organizational rules provide that, subject to certain exemptions, (a) management decisions are to be taken in principle in Germany and (b) supervisory board meetings shall be held in Germany. In accordance with the organizational rules the supervisory board has issued to the management board “Best-Practice Guidelines” giving recommendations on how to deal with certain aspects of the management of the company to ensure a German place of management of the company.
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

The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 18.2% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax purposes. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company either held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum) or - in the case of foreign corporations - if the company has held a stake of this size since the beginning of such period and provided that certain further requirements are fulfilled (trade tax participation exemption privilege - gewerbesteuerliches Schachtelprivileg). With respect to participations in a foreign corporation as per Article 2 of Council Directive 2011/96/EU of November 30, 2011, or the Parent-Subsidiary Directive, with its registered office in another member state of the European Union, the threshold for the trade tax participation exemption privilege has been increased to 15% in the share capital of the foreign corporation at the beginning of the relevant assessment period (Erhebungszeitraum) as well since January 2020 pursuant to the so-called annual tax bill 2019 (Jahressteuergesetz). Otherwise, the profit shares will be subject to trade tax in full. Additional restrictions apply for profit shares originating from foreign corporations which do not fall under Article 2 of the Parent-Subsidiary Directive.
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
•at a first level, there will be German withholding tax of 26.375% (including solidarity surcharge) on trivago N.V.’s dividend payment made to the ADS Agent; this withholding tax may be reduced to 15% or to a lower tax rate;
•at a second level, the German paying agent that holds the ADSs in custody for the investor, or the German Distribution Paying Agent, is required to withhold again German withholding tax of 26.375% (including solidarity surcharge) plus church tax, if any. The German Distribution Paying Agent is the German domestic credit or financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including German domestic branches of such foreign enterprises), the German domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the ADSs and disburses or credits the ADS distributions.
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
Other German taxes
There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADSs in Germany. Further, no value added tax is currently levied on the purchase or disposal or other forms of transfer of the ADSs; however, an entrepreneur may opt to subject disposals of ADSs, which are in principle exempt from value added tax, to value added tax if the sale is made to another entrepreneur for the entrepreneur’s business. Net worth tax (Vermögensteuer) is currently not levied in Germany. By the end of 2019, there have been further discussions on the financial transaction tax (Finanzstransaktionssteuer) among members States of the European Union, including Germany, but it is still unclear and not yet decided if and when such financial transaction tax (based on a potential EU Directive) will be introduced. Such financial transaction tax may also be applicable on the sales and/or transfer of ADSs.

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
Please note that this summary does not describe the tax considerations for:
(i) holders of ADSs or Class A shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his or her partner (as defined in the Netherlands Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii) a holder of ADSs or Class A shares that is not an individual for which its shareholding qualifies or qualified as a participation (deelneming) for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);
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

Dividend withholding tax
We are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we should not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which events the following applies. See “Item 3 D. Risk factors—If we pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.”
Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:
•distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;
•liquidation proceeds, proceeds of redemption of Class A shares, or proceeds of the repurchase of Class A shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Class A shares as recognized for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;
•an amount equal to the par value of Class A shares issued or an increase of the par value of Class A shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and
•partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of Class A shares have resolved in advance at a general meeting to make such repayment and the par value of the Class A shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.
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
Pursuant to legislation to counteract "dividend stripping," a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2020), if:
a.the ADSs or Class A shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or
b.the holder of the ADSs or Class A shares is considered to perform activities with respect to the ADSs or Class A shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs or Class A shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).
If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs or Class A shares, such holder will be taxed annually on a deemed return (with a maximum of 5.33% in 2020) on the individual's net investment assets (rendementsgrondslag) for the year, insofar the individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual's net investment assets for the year is taxed at a rate of 30%. Actual income, gains or losses in respect of the ADSs or Class A shares are as such not subject to income tax in the Netherlands.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ADSs or Class A shares are included as investment assets.
For the net investment assets on January 1, 2020, the deemed return ranges from 1.80% to 5.33% (depending on the aggregate amount of the net investment assets on January 1, 2020). The deemed return will be adjusted annually on the basis of historic market yields.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 16.5% with respect to taxable profits up to €200,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2020).
Non-residents of the Netherlands
A holder of ADSs or Class A shares that is neither a Netherlands Resident Entity nor a Netherlands Resident Individual will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under ADSs or the Class A shares or any gain realized on the disposal or deemed disposal of the ADSs or Class A shares, provided that:
i.such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Netherlands Income Tax Act 2001 and the Netherlands Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs or Class A shares are attributable; and
ii.in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ADSs or Class A shares that go beyond ordinary asset management and does not derive benefits from the ADSs or Class A shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes
Residents of the Netherlands
Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs or Class A shares by way of a gift by, or on the death of, a holder of ADSs or Class A shares who is resident or deemed to be resident in the Netherlands at the time of the gift or the holder's death.
Non-residents of the Netherlands
No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs or Class A shares by way of gift by, or on the death of, a holder of ADSs or Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless:
i.in the case of a gift of ADSs or Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or
ii.the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or the holder's death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
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

The following discussion also does not address U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws such as:
•banks and other financial institutions;
•regulated investment companies, real estate investment trusts and grantor trusts;
•insurance companies;
•broker-dealers;
•traders in securities that elect to mark to market;
•tax-exempt entities or any individual retirement account or Roth IRA as defined in Sections 408 and 408A of the Code, respectively;
•U.S. expatriates;
•persons holding our ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;
•persons that actually or constructively own 10% or more of the voting power or value of our stock;
•persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders (as defined below);
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs being taken into account in an applicable financial statement;
•persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or
•partnerships or other pass-through entities or arrangements treated as such (or persons holding our ADSs through partnerships or other pass-through entities or arrangements treated as such).
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of an ADS that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a U.S. person.
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
Foreign taxes
Foreign taxes (if any) withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If a refund of any such foreign tax is available to a U.S. Holder under the laws of the country imposing such tax or under an applicable income tax treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source for foreign tax credit purposes. In addition, any gain from the sale or other taxable disposition of ADSs by a U.S. Holder will constitute U.S. source income. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends or gain that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
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

Based on the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2019 or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the taxable year ended December 31, 2019 or for any future taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
If we were classified as a PFIC for any taxable year during which a U.S. Holder held ADSs, such holder would be subject to special tax rules with respect to any “excess distribution” that it receives in respect of our ADSs and any gain it realizes from a sale or other disposition (including a pledge) of our ADSs, unless such holder makes a “mark-to-market” election as discussed below. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs;
•the amount allocated to the current taxable year, and any taxable year in such holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
If a U.S. Holder is eligible to and does make a mark-to-market election, such holder will include as ordinary income the excess, if any, of the fair market value of our ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of our ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of our ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their ownership of our ADSs.
A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisors with respect to the application of the PFIC rules to their investment in the ADSs.

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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Our filings made with the SEC are available on the SEC’s website. We also make available on the investor relations section of our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.ir.trivago.com. The information contained on or through our website is not incorporated by reference in this document.
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
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2019, the depositary reimbursed us $0.7 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures

A.	Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2019, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
Based on this evaluation, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in their report which is included below.
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
Opinion on Internal Control Over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 6, 2020 expressed an unqualified opinion thereon.
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

/s/ André Mirzaian	/s/ Nicole Dietl
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Düsseldorf, Germany
March 6, 2020

D.	Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
(in thousands)	2018	%	2019	%
Audit Fees	€2,866	99.9%	€2,682	98.4%
Audit-related Fees
Tax Fees	3	0.1%	43	1.6%
All Other Fees
Total	€2,869		€2,725

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

Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December 31, 2019 and December 31, 2018 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

Item 16D: Exemptions from the listing requirements and standards for audit committees
During 2019, Mr. Alan Pickerill had observer status on our Audit Committee until his resignation on December 4, 2019 as the Chief Financial Officer of Expedia Group, Inc., our indirect majority shareholder. He relied on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affected the ability of our Audit Committee to act independently or to satisfy the other requirements of the Nasdaq listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16E: Purchases of equity securities by the issuer and affiliated purchasers
None.

Item 16F: Change in registrant's certifying accountant
None.

Item 16G: Corporate governance
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. In addition to the home country practices described under Item 6C. of this annual report, the home country practices followed by our company in lieu of Nasdaq rules are described below:
•We do not intend to follow the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).
•We do not intend to follow the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, inter alia, consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations.
•We do not intend to follow the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with certain events, such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements.
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
In order to safeguard independence of the supervisory board, the DCGC recommends that:
•for each ten percent shareholder or group of affiliated shareholders, there is at most one supervisory board member who can be considered to be a shareholder representative;
•there is at most one non-independent supervisory board member who cannot be considered as independent due to circumstances other than being a shareholder representative; and

•the total number of non-independent supervisory board members should account for less than half of the total number of supervisory board members.
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
The DCGC recommends that management board members are appointed for a maximum period of four years. During our 2018 annual general meeting, Axel Hefer (our then-CFO) was re-appointed for a five-year term, given his important role within the company.
The DCGC further recommends that the management board appoints the senior internal auditor and the company secretary, subject to approval by the supervisory board. We have simplified this process as our

CFO appoints the senior internal auditor and the company secretary, and allow the audit committee to express its views regarding the senior internal auditor.
The DCGC suggests that the annual statements of the Company include a (separate) report by the supervisory board. For purposes of consistency with our US annual report, our Dutch annual report does not include a separate supervisory report. However, the elements that the DCGC recommends to be covered by the (separate) supervisory board report are covered throughout the Dutch annual report, which is signed by each of our supervisory directors.
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

Item 16H: Mine safety disclosure
Not applicable.

PART III
Item 17: Financial statements
See “Item 18 Financial statements.”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333-214591

1.2	Amended Management Board Rules.	20-F	3/6/2019	1.2	001-37959

1.3	Amended Supervisory Board Rules.	F-3	4/5/2018	3.3	333-224151

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V. Restated Restated Shareholders' Agreement of trivago N.V. Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.3	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.4	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.5	Form of American Depositary Receipt (included in Exhibit 2.4).	F-1/A	12/5/2016	4.4	333-214591

2.6	Description of securities registered under Section 12 of the Securities Exchange Act of 1934					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.	F-1/A	12/5/2016	10.2	333-214591

4.3	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.4	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.5	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.6	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.					X

4.7	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	F-1/A	12/5/2016	10.11	333-214591

8.1	List of Subsidiaries.					X

Exhibit Number	Exhibit Description	Incorporated by Reference			Provided Herewith
		Form	Number	File Number

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.				X

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document				X

101.SCH	Inline XBRL Taxonomy Extension Schema				X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Axel Hefer
Axel Hefer
Chief Executive Officer, Managing Director

Date:	3/6/2020

By:	/s/ Matthias Tillmann
Matthias Tillmann
Chief Financial Officer

Date:	3/6/2020

Index to financial statements
trivago N.V.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2020 expressed an unqualified opinion thereon.
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

/s/ André Mirzaian	/s/ Nicole Dietl
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014

Düsseldorf, Germany
March 6, 2020

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2017	2018	2019

Revenue	€667,802	€583,395	€554,046
Revenue from related party	367,581	331,421	284,571
Total revenue	1,035,383	914,816	838,617
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	5,930	5,435	9,159
Selling and marketing, including related party (1)(2)(3)	946,925	805,633	664,155
Technology and content, including related party (1)(2)(3)	52,232	66,904	69,924
General and administrative, including related party (1)(2)(3)	47,444	54,326	55,543
Amortization of intangible assets (2)	3,220	1,684	1,685
Operating income/(loss)	(20,368)	(19,166)	38,151
Other income/(expense)
Interest expense	(44)	(1,839)	(33)
Gain on deconsolidation of entity	2,007	—	—
Other, net	592	539	(428)
Total other income/(expense), net	2,555	(1,300)	(461)
Income/(loss) before income taxes	(17,813)	(20,466)	37,690
Expense/(benefit) for income taxes	(4,764)	1,086	20,982
Income/(loss) before equity method investment	(13,049)	(21,552)	16,708
Income from equity method investment	—	63	453
Net income/(loss)	(13,049)	(21,489)	17,161
Net loss attributable to noncontrolling interests	568	—	—
Net income/(loss) attributable to trivago N.V.	€(12,481)	€(21,489)	€17,161

Earnings per share attributable to trivago N.V. available to common stockholders:
Basic	€(0.05)	€(0.06)	€0.05
Diluted	(0.05)	(0.06)	0.05
Shares used in computing earnings per share:
Basic	274,666	350,852	351,991
Diluted	274,666	350,852	356,738

	Year ended December 31,
	2017	2018	2019

(1) Includes share-based compensation as follows:
Cost of revenue	€115	€184	€269
Selling and marketing	3,514	3,273	2,359
Technology and content	3,614	5,260	5,978
General and administrative	8,782	11,985	11,285
(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€—	€360
Amortization of internal use software and website development costs included in technology and content	1,742	2,214	3,239
Amortization of internal use software costs included in general and administrative	408	785	656
Amortization of acquired technology included in amortization of intangible assets	59	278	143
(3) Includes related party expense as follows:
Cost of revenue	€68	€59	€44
Selling and marketing	—	42	263
Technology and content	361	700	465
General and administrative	109	9	43
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2017	2018	2019
Net income/(loss)	€(13,049)	€(21,489)	€17,161
Other comprehensive income/(loss)
Currency translation adjustments	(201)	91	151
Total other comprehensive income/(loss)	(201)	91	151
Comprehensive income/(loss)	(13,250)	(21,398)	17,312
Less: Comprehensive loss attributable to noncontrolling interests	568	—	—
Comprehensive income/(loss) attributable to trivago N.V.	€(12,682)	€(21,398)	€17,312
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except per share amounts)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	€161,871	€218,106
Restricted cash	122	122
Accounts receivable, less allowance of €250 and €74 at December 31, 2018 and December 31, 2019, respectively	54,981	37,747
Accounts receivable, related party	39,655	31,139
Short-term investments	—	10,000
Tax receivable	281	8,565
Prepaid expenses and other current assets	8,346	4,607
Total Current Assets	265,256	310,286

Property and equipment, net	162,001	33,172
Operating lease right-of-use assets	—	96,030
Deferred income taxes	—	735
Other long-term assets	6,148	7,274
Intangible assets, net	171,609	169,924
Goodwill	490,529	490,590
TOTAL ASSETS	€1,095,543	€1,108,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€33,656	€33,391
Income taxes payable	1,221	549
Deferred revenue	7,863	5,553
Payroll liabilities	8,531	4,055
Accrued expenses and other current liabilities	9,650	14,763
Operating lease liability	—	5,037
Total Current Liabilities	60,921	63,348

Operating lease liability	—	94,660
Financing obligations	127,705	—
Deferred income taxes	46,550	50,927
Other long-term liabilities	6,784	4,289
Commitments and contingencies (Note 14)

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 42,559,884 and 50,816,706 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively	2,554	3,049
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 308,687,967 and 301,687,967 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively	185,213	181,013
Reserves	757,262	781,060
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	(89)	62
Accumulated deficit	(213,664)	(192,704)
Total stockholders' equity	853,583	894,787
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€1,095,543	€1,108,011
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Noncontrolling interest	Total members’ equity
Balance at January 1, 2017	€1,802	€125,405	€584,667	€(179,837)	€21	€122,200	€199,813	€854,071
Net loss				(12,481)			(459)	(12,940)
Other comprehensive income (net of tax)					(201)			(201)
Adjustment to the fair value of redeemable noncontrolling interests			(149)					(149)
Transaction with Parent						107		107
Share-based compensation expense			16,071					16,071
Merger of trivago GmbH into and with trivago N.V.		66,475	132,879				(199,354)	—
Issued capital, options exercised	53		(3,037)					(2,984)
Balance at December 31, 2017	€1,855	€191,880	€730,431	€(192,318)	€(180)	€122,307	€0	€853,975
Impact of adoption of new accounting guidance				143				143
Net loss				(21,489)				(21,489)
Other comprehensive income (net of tax)					91			91
Share-based compensation expense			20,702					20,702
Conversion of Class B shares	667	(6,667)	6,000					—
Issued capital, options exercised	32		129					161
Balance at December 31, 2018	€2,554	€185,213	€757,262	€(213,664)	€(89)	€122,307	€—	€853,583
Impact of adoption of new accounting guidance				3,799				3,799
Net income				17,161				17,161
Other comprehensive income (net of tax)					151			151
Share-based compensation expense			19,891					19,891
Conversion of Class B shares	420	(4,200)	3,780					—
Issued capital, options exercised	75		127					202
Balance at December 31, 2019	€3,049	€181,013	€781,060	€(192,704)	€62	€122,307	€—	€894,787
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2017	2018	2019
Operating activities:
Net income/(loss)	€(13,049)	€(21,489)	€17,161
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment, internal-use software and website development)	7,802	11,370	10,298
Amortization of intangible assets	3,220	1,684	1,685
Impairment of internal-use software and website development	—	1,437	96
Share-based compensation (see Note 10)	16,025	20,702	19,891
Deferred income taxes	(4,851)	(1,755)	1,904
Foreign exchange (gain)/loss	(217)	587	429
Bad debt expense	78	630	754
Non-cash charge, contribution from Parent	107	—	—
Gain on deconsolidation of entity	(2,007)	—	—
Loss on sale of fixed assets	—	605	2
Gain from settlement of asset retirement obligation	—	—	(209)
Gain from equity method investment	—	(19)	(453)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(29,734)	(13,432)	24,926
Prepaid expense and other assets	(10,434)	11,127	3,696
Accounts payable	13,590	(18,012)	(665)
Payroll liabilities	988	2,951	(4,476)
Accrued expenses and other liabilities	8,195	199	7,591
Deferred revenue	3,863	(773)	(2,310)
Taxes payable/receivable, net	(2,097)	(396)	(6,099)
Net cash provided by/(used in) operating activities	€(8,521)	€(4,584)	€74,221
Investing activities:
Acquisition of business, net of cash acquired	(673)	—	—
Cash divested from deconsolidation	(249)	—	—
Purchase of investments	—	—	(10,000)
Capital expenditures, including internal-use software and website development	(17,364)	(24,779)	(8,017)
Proceeds from sale of fixed assets	—	634	36
Net cash used in investing activities	€(18,286)	€(24,145)	€(17,981)
Financing activities:
Payments of initial public offering costs	(4,038)	—	—
Dividends paid to noncontrolling interest	(158)	—	—
Proceeds from exercise of option awards	42	161	202
Tax payments for shares withheld	(3,062)	—	—
Repayment of other non-current liabilities	—	—	(301)
Net cash provided by/(used in) financing activities	€(7,216)	€161	€(99)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,259)	(24)	94
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(35,282)	€(28,592)	€56,235
Cash, cash equivalents and restricted cash at beginning of year	228,182	192,900	164,308
Cash, cash equivalents and restricted cash at end of year	€192,900	€164,308	€220,543

	Year ended December 31,
	2017	2018	2019
Supplemental cash flow information:
Cash paid for interest	€2	€223	€51
Cash paid for taxes, net of refunds	2,550	3,325	25,171
Non-cash investing and financing activities:
Fixed assets-related payable	1,557	992	202
Capitalization of construction in process related to build-to-suit lease	56,586	36,979	—
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Notes to the consolidated financial statements
1. Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company.
Corporate reorganization
As of December 31, 2016, 68.3% of the voting power in trivago GmbH was held by trivago N.V. and 31.7% was held by Messrs. Schrömgens, Vinnemeier and Siewert (whom we collectively refer to as the “Founders'"), which was reflected as noncontrolling interest in the consolidated financial statements through September 7, 2017. On September 7, 2017 (the "merger date") the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our Founders exchanged all of their units of trivago GmbH for Class B shares of trivago N.V.
As of December 31, 2019, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.3% and 68.1%, respectively. The Founders Class B shares of trivago N.V. had an ownership interest and voting interest of 26.3% and 30.2%, respectively.
Basis of presentation
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
The Expedia Group incurred certain costs on behalf of trivago. The consolidated financial statements included certain corporate expenses that were allocated to trivago by the Expedia Group (see Note 15: Related party transactions for further information) until December 31, 2017. We recorded corporate allocation charges from the Expedia Group within our consolidated statement of operations and as a contribution from Parent within the consolidated statement of changes in equity. Our management believes that the assumptions underlying the consolidated financial statements are reasonable.

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

2. Significant accounting policies
Consolidation
Our consolidated financial statements include the accounts of trivago and entities we control. Intercompany balances and transactions have been eliminated in consolidation. We deconsolidate entities from our results of operations on the day when we lose control. Further, the equity method of accounting is used for investments in associated companies in which we have a financial interest but over which do not have control.
We record noncontrolling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities. It included the noncontrolling interest share of net income or loss from our redeemable noncontrolling interest entity myhotelshop until its deconsolidation in December 2017 and our noncontrolling interest in trivago GmbH; up and until the merger of trivago GmbH with and into trivago N.V. on September 7, 2017.
As a result of the merger of trivago GmbH with and into trivago N.V. during 2017, as of December 31, 2017 there no longer remains a minority interest related to trivago GmbH classified as noncontrolling interest as a component of stockholders’ equity in our consolidated financial statements.
As of December 31, 2018 and December 31, 2019 all subsidiaries of the Company are wholly-owned.
Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include: recoverability of goodwill and indefinite-lived intangible assets, recoverability of intangible assets with definite lives and other long-lived assets, income taxes, legal and tax contingencies, business combinations and share-based compensation.

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
Subscription Revenue
Revenue from subscription services is recognized ratably over the contract term, which is generally 12 months or less from the subscription commencement date. Customers may choose to be billed annually or monthly via SEPA or credit card. The price per subscription is fixed and determinable when the contract commences.
We consider ourselves principal in all our revenue transactions.
We do not have any unsatisfied performance obligations for contracts with an original expected length of one year or less and contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.
Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. At December 31, 2017, €8.9 million was recorded as deferred revenue, €8.0 million of which was recognized as revenue during the year ended December 31, 2018. At December 31, 2018, the deferred revenue balance was €7.9 million, €7.6 million of which was recognized as revenue during the year ended December 31, 2019. At December 31, 2019, the deferred revenue balance was €5.6 million.
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2017, 2018 and 2019 cost of revenue excludes €0.1 million, €0.3 million and €0.1 million, respectively, of amortization expense of acquired technology. For the years ended December 31, 2017, 2018 and 2019 cost of revenue excludes €1.7 million, €3.0 million and €4.3 million, respectively, of amortization expense related to internal use software and website development.
Cash and Cash Equivalents
Our cash and cash equivalents include cash and liquid financial instruments, primarily time deposit investments, with maturities of three months or less when purchased.
Restricted cash
Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value. As of December 31, 2018 and December 31, 2019, restricted cash was €2.4 million and €2.4 million, respectively. From the total balance as of December 31, 2018, €2.3 million is classified as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.
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
Short-term investments
Our short-term investments consist of call deposit accounts with notice periods of more than three but fewer than 12 months.
Property and equipment, net including software and website capitalization
We record property and equipment at cost, net of accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, capitalized software and software development cost and furniture and other equipment. We amortize leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.
Certain direct development costs associated with website and internal-use software are capitalized during the application development stage. Capitalized costs include external direct costs of services and payroll costs (including share-based compensation). The payroll costs are for employees devoting time to the software development projects principally related to website and mobile app development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as property and equipment and are generally amortized over a period of three years beginning when the asset is ready for use. Costs incurred that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, which is generally a period of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
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
Leases - prior to adoption of new accounting guidance
Prior to our adoption of the new accounting guidance for leasing arrangements at January 1, 2019, we recognized rent expense on a straight-line basis over the lease period of our operating leases. Any lease incentives were recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term began on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier. Additionally, payments received for our subleases for unoccupied leased office space were recognized on a straight-line basis over the term of the sublease.
We were deemed to be the accounting owner of our corporate headquarters during the construction period under build-to-suit lease accounting guidance and established assets and liabilities for the estimated construction costs incurred. At date of our move-in in June 2018, it was determined that the sale-leaseback guidance was not met, resulting in our accounting for the lease as a financing obligation until December 31, 2018.
During 2017 and 2018, we bifurcated our lease payments relating to the premises into a portion allocated to the building (a reduction of the financing obligation) and a portion allocated to the land on which the building was constructed, which was treated as an operating lease that commenced in July 2015. For the years ended December 31, 2017 and 2018, we recorded €1.7 million and €1.8 million, respectively, of land rent expense in connection with this lease. Before move-in, the non-cash land expense was classified entirely as general and administrative expense, and afterwards, it was allocated to all of our operating costs. Depreciation on the building commenced upon construction completion, resulting in €1.6 million of depreciation expense for the year ended December 31, 2018, of which the majority was recorded as technology and content expense. The second building relating to our campus remained under construction at December 31, 2018 and was accounted for as a build-to-suit asset at that point.
Leases - subsequent to adoption of new accounting guidance
We determine if an arrangement is a lease at inception. Operating leases are primarily for office space and, as of January 1, 2019 with the adoption of the new guidance for leasing arrangements, are included in operating lease right-of-use ("ROU") assets and operating lease liability on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate as the discount rate in measuring the present value of lease payments given the rate implicit in our leases is not typically readily determinable. Estimating the incremental borrowing rate requires assessing a number of inputs including an estimated synthetic credit rating, collateral adjustments and interest rates. The operating lease ROU asset is comprised of the initial operating lease liability, adjusted for any prepaid or deferred rent payments, unamortized initial direct costs, and lease incentives received. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs on our consolidated statement of operations, which were not material during the year ended December 31, 2019.
For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our consolidated balance sheet. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and cash flows.
We have lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.
Additionally we have entered into subleases for unoccupied leased office space. We recognize sublease payments on a straight-line basis over the term of the sublease.
Upon adoption of the new accounting guidance for leasing arrangements at January 1, 2019, our campus building lease is classified as an operating lease and treated the same as all other such leases. The asset and liability previously recorded for the second building were derecognized upon adoption as it did not meet the criteria for recognition under the new guidance.
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
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
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

Share-based compensation
Share-based compensation included in our consolidated financial statements relates to certain outstanding trivago employee options replaced with new trivago employee option awards exercisable into trivago Class A shares, in connection with the controlling-interest acquisition of trivago by the Expedia Group (formerly Expedia, Inc.) in 2013. During 2017, 2018 and 2019, there were additional awards granted in connection with the Omnibus Incentive Plan to employees of trivago.
The fair value of share options accounted for as equity settled transactions is measured at the grant date using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. The expected volatility is based on historical volatility of our common stock and other relevant factors. We use the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term to estimate the term for all option grants subsequent of the IPO. The simplified method was used as we do not have sufficient relatable historical term data available. The share price assumption used in the model is based on our publicly traded share price on the date of grant. We amortize the fair value to the extent the awards qualify for equity treatment, over the vesting term on a straight-line basis. The majority of our share options are service-based awards which vest between one and three years and have contractual terms that align with prescribed liquidation windows.
We have performance-based share options which vest upon achievement of certain company-based performance conditions and service conditions. On the date of grant, we determine the fair value of the performance-based award using the Black-Scholes option pricing model. The awards are then assessed to determine the probability of the award vesting. If assessed as probable, we record compensation expense for these awards over the total performance and service period using the accelerated method. At each reporting period, we reassess the probability of achieving the performance targets, which requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets. As at December 31, 2019, there were no awards remaining subject to a performance target condition to be determined in a future period.
We have Restricted Stock Units (RSUs), which are stock awards entitling the holder to shares of common stock as the award vests, were granted. The RSUs are service-based awards which vest between one and three years. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value, net of actual forfeitures, as share-based compensation expense over the vesting term on a straight-line basis.
For the years ended December 31, 2018 and 2019, we had no option awards classified as liabilities.
We recognize the effect of forfeitures in the period that the award was forfeited.
Reserves available for dividend distribution
We do not at present plan to pay cash dividends on our Class A shares. Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association (although we note that, presently, we are not required by our articles of association to maintain reserves in addition to those which we must maintain under Dutch law). Subject only to such restrictions, any future determination to pay dividends will be at the discretion of our management board (in some instances, subject to approval by a Founder). In making a determination to pay dividends, the management board must act in the interests of our company and its business, taking into account relevant interests of our shareholders and other factors that our management board considers relevant, including our results of operations, financial condition, and future prospects.

For the years ended December 31, 2018 and 2019, our reserves restricted for dividend distribution were €193.4 million and €190.7 million, respectively.
Fair value recognition, measurement and disclosure
The carrying amounts of cash, restricted cash and short-term investments reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and their carrying value generally approximates fair value.
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
Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 36%, 36% and 34% respectively, of revenues for the year ended December 31, 2017, 2018 and 2019 and 41% and 45% of total accounts receivable as of December 31, 2018 and 2019. Booking Holdings and its affiliates represent 44%, 39% and 40%, respectively, of revenues for the years ended December 31, 2017, 2018 and 2019 and 35% and 28%, respectively, of total accounts receivable as of December 31, 2018 and 2019.
Contingent liabilities
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, as discussed further in Note 14: Commitments and contingencies. Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
Adoption of new accounting pronouncements
Leases. As of January 1, 2019, we adopted the Accounting Standards Updates (“ASU”) amending the guidance related to accounting and reporting guidelines for leasing arrangements using the optional transition method that allowed for a cumulative-effect adjustment in the period of adoption. Results for reporting periods beginning after January 1, 2019 are presented under the new guidance, while prior period amounts were not adjusted and continue to be reported under the accounting standards in effect for those periods.
The new guidance required entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. In addition, new disclosures are required to meet the objective of enabling users of financial statements to better understand the amount, timing and uncertainty of cash flows arising from leases.
We elected certain of the available practical expedients under the transition guidance, including those that permit us to not reassess 1) whether any expired or existing contracts are or contain leases, 2) the lease classification for any expired or existing leases, and 3) any initial direct costs for any existing leases as of the effective date. We did not elect the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment.
Additionally, we have elected the optional transition method that allows for a cumulative-effect adjustment in the period of adoption and will not restate prior periods. As of January 1, 2019, we recorded on our consolidated balance sheet right-of use assets of approximately €103.5 million (representing right-of use assets of approximately €107.5 million net of approximately €4.0 million of existing lease incentives and deferred rent) as well as operating lease liabilities of approximately €107.5 million with no material impact to our consolidated statements of operations or cash flows. Additionally, we derecognized the assets and liabilities previously recorded pursuant to build-to-suit lease guidance resulting in an increase to retained earnings of approximately €3.8 million.
Recent accounting pronouncements not yet adopted
Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU 2016-13, which changes the guidance related to the measurement of credit losses for financial assets measured at amortized cost, including accounts receivable, and available-for-sale debt securities. The new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. This update is effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
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
Income Taxes: In December 2019, the FASB issued ASU 2019-12 which eliminates, clarifies, and modifies certain guidance related to the accounting for income taxes. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those annual periods. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.

3. Acquisitions and divestitures
In August 2017, we acquired all material assets of tripl GmbH through a business combination for a total purchase consideration of €0.7 million. The acquisition is intended to enhance trivago's product with personalization technology that uses big data and a customer-centric approach.
During December 2017, myhotelshop GmbH issued 8,074 new common shares for a total of €0.1 million to a minority shareholder unrelated to trivago. This shareholder continues to be an unrelated party to trivago. The capital infusion diluted our share in myhotelshop from 61.3% to 49.0%. In addition to the capital infusion, we no longer have any put/call rights to purchase the minority interest in myhotelshop. Following the increase in capital, we lost controlling financial interest in myhotelshop. We deconsolidated myhotelshop’s assets and liabilities, including the historical redeemable noncontrolling interest of myhotelshop, as of that date from the consolidated financial statements and present our remaining share in myhotelshop as an equity investment, initially at fair value, in other long-term assets in the consolidated balance sheet. The fair value of the retained investment was determined based on the intrinsic value of myhotelshop underlying the capital contribution in December 2017. We recognized a gain from deconsolidation of €2.0 million, including a gain on our retained noncontrolling investment of €0.4 million and a gain of €1.0 million from the recognition of receivables from a loan granted to myhotelshop in 2015. The loan of €1.0 million with myhotelshop remains outstanding at December 31, 2019. We consider myhotelshop a related party since the deconsolidation in December 2017.

4. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2018	2019
Prepaid advertising	€6,267	€2,148
Other prepaid expenses	1,341	2,076
Other assets	738	383
Total	€8,346	€4,607

5. Property and equipment, net

	As of December 31,
(in thousands)	2018	2019
Building and leasehold improvements	€120,738	€17,844
Capitalized software and software development costs	16,123	22,713
Computer equipment	15,231	18,215
Furniture and fixtures	6,285	6,031
Office equipment	2,167	2,330
Subtotal	160,544	67,133
Less: accumulated depreciation	25,697	33,995
Construction in process	27,154	34
Property and equipment, net	€162,001	€33,172

As of December 31, 2018, our headquarters in Düsseldorf, Germany was accounted for as a failed sale-leaseback and included in building and leasehold improvements. Upon adoption of the new leasing standard, ASC 842, on January 1, 2019, the contractual lease obligation was transitioned to being accounted for as an operating lease right-of use asset (see Note 2 - Significant accounting policies and Note 6: Leases for further information). As of December 31, 2018, our building and leasehold improvement costs, net of accumulated depreciation, were €118.3 million.
We establish assets and liabilities for the present value of estimated future costs to return our new headquarters and certain other leased facilities to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the useful live of the underlying asset or the lease period and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of December 31, 2018 and 2019, an asset retirement obligation asset and liability of €0.6 million and €0.6 million, respectively, is included within building and leasehold improvements, gross of accumulated depreciation of €0.04 million and €0.1 million, respectively, for the cost to decommission the physical space of our headquarters and our leased facilities. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
As of December 31, 2018 and 2019, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €9.0 million and €8.0 million, respectively.
As of December 31, 2018 and 2019, our computer equipment costs, net of accumulated amortization, were €4.8 million and €5.3 million, respectively.
In 2018, we recorded an impairment of €1.5 million related to internally developed capitalized software and acquired software development costs, which was a result of software previously under development that was discontinued during the period and will not be placed into service. We recognized the loss on impairment within our operating expenses on our consolidated statements of operations.

6. Leases
We have operating leases for office space, apartments and office equipment. Our leases have remaining lease terms of one year to 18 years, some of which already include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year.
Operating lease costs were €10.0 million for the year ended December 31, 2019. Under the lease accounting guidance in effect for the years ended December 31, 2017 and 2018, rent expense was €4.8 million and €4.7 million, respectively. The company also subleases office space under agreements which expire on various dates through 2026. Sublease income from such agreements was €0.1 million and €1.0 million for the years ended December 31, 2018 and 2019, respectively.
Supplemental information related to operating leases was as follows:

Year ended December 31,
(in thousands)	2019
Cash payments for operating leases	€10,200
New operating lease assets obtained in exchange for operating lease liabilities	€103,498

Supplemental consolidated balance sheet information related to leases were as follows:

Year ended December 31,
(in thousands)	2019
Operating lease right-of-use assets	€96,030
Current operating lease liabilities	5,037
Long-term operating lease liabilities	94,660
Total operating lease liabilities	€99,697
Weighted average remaining lease term	17.6 years
Weighted average discount rate	3.8%

Maturities of operating lease liabilities are as follows:

Year ended December 31,
(in thousands)	2019
2020	€8,718
2021	8,705
2022	8,473
2023	7,816
2024	7,816
2025 and thereafter	95,592
Total lease payments	137,120
Less: imputed interest	(37,423)
Total	€99,697

7. Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2018 and 2019:

	As of December 31,
(in thousands)	2018	2019
Goodwill	€490,529	€490,590
Intangible assets with definite lives, net	2,064	379
Intangible assets with indefinite lives	169,545	169,545
Total	€662,138	€660,514

Impairment Assessments
As of December 31, 2018 and 2019, we had no accumulated impairment losses of goodwill or indefinite-lived intangible assets.
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2018	€215,250	€192,700	€82,505	€490,455
Foreign exchange translation	33	29	12	74
Balance as of December 31, 2018	€215,283	€192,729	€82,517	€490,529

Balance as of January 1, 2019	€215,283	€192,729	€82,517	€490,529
Foreign exchange translation	27	24	10	61
Balance as of December 31, 2019	€215,310	€192,753	€82,527	€490,590

Indefinite-lived Intangible Assets
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2018 and 2019:

	December 31, 2018			December 31, 2019
(in thousands)	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Customer relationships	€34	€(16)	€18	€34	€(27)	€7
Partner relationships	34,254	(34,235)	19	34,254	(34,246)	8
Technology	60,145	(59,951)	194	60,145	(60,071)	74
Non-compete agreement	10,800	(8,967)	1,833	10,800	(10,510)	290
Total	€105,233	€(103,169)	€2,064	€105,233	€(104,854)	€379

Amortization expense was €3.2 million for the year ended December 31, 2017, €1.7 million for the year ended December 31, 2018 and €1.7 million for the year ended December 31, 2019. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2019, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2020	€374
2021	1
2022	1
2023	1
Future years	2
Total	€379

8. Debt-credit facility
We maintain a €50.0 million uncommitted credit facility with an interest rate of LIBOR, floored at zero, plus 1% per annum, which is guaranteed by Expedia Group, that may be terminated at any time by the lender. As of December 31, 2019, we had no borrowings outstanding on the consolidated balance sheet.

9. Employee benefit plans
For defined contribution plans, trivago pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The amount of expense recognized for defined contribution pension plans was not material for the years ended December 31, 2017, 2018 and 2019.

10. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be 34,711,009 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board. The 2016 Plan was amended on August 3, 2017 to permit supervisory board members to be eligible for awards under the 2016 Plan. The Plan was amended on June 28, 2019 to permit the granting to management and supervisory board members an option to purchase Class A shares at less than fair market value of the underlying Class A shares. The 2016 Plan was also amended on July 18, 2019 to permit additional mechanics to settle transactions.
The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed with by the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to eligible award recipients. Management board members, supervisory board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates, are eligible for awards under the 2016 Plan.
Awards include options, share appreciation rights, restricted stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
During the years ended 2018 and 2019, 5,002,236 and 4,406,619 awards, respectively, were granted under the 2016 Plan. We issue new shares to satisfy the exercise or settlement of share-based awards.
The following table presents a summary of our share option activity for trivago N.V. shares:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2017	7,704,659
Granted	10,561,001	7.16		11,827
Exercised	1,093,428	0.13		14,860
Cancelled	63,658	8.15		366
Balance as of December 31, 2017	17,108,574	5.66	21	32,178
Granted	4,944,430	3.99		12,573
Exercised	531,410	0.30		2,855
Cancelled	828,196	6.23		1,182
Balance as of December 31, 2018	20,693,398	5.54	17	32,050
Granted	3,932,498	4.38		17,412
Exercised	1,218,560	5.45		5,034
Cancelled	2,233,623	3.98		1,572
Balance as of December 31, 2019	21,173,713	3.66	15	19,556
Exercisable as of December 31, 2019	10,456,082	3.66	24	9,774
Vested and expected to vest after December 31, 2019	21,208,693	3.64	15	19,556

The total intrinsic value of share options exercised was €2.9 million and €5.0 million for the year ended December 31, 2018 and December 31, 2019, respectively.
During the years ended December 31, 2017, 2018 and 2019, we awarded share options as part of our share-based compensation. The fair value of share options granted during the years ended December 31, 2017, 2018 and 2019 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:

	Year ended December 31,
	2017	2018	2019
Risk-free interest rate	2.18%	1.74%	(0.56)%
Expected volatility	41%	33%	50%
Expected life (in years)	4.62	4.42	4.50
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€4	€3	€4

During the years ended December 31, 2018 and 2019, we granted restricted stock units (RSUs) as part of our share-based compensation. The RSUs are service-based awards which vest between one and three years. The fair value of the RSUs granted are based on the stock price on the day of grant. The following table presents a summary of our RSUs:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2018	—	—
Granted	57,806	3.88
Vested	—	—
Cancelled	—	—
Balance as of December 31, 2018	57,806	3.88	7
Granted	474,121	4.25
Vested	38,262	3.88
Cancelled	8,000	5.29
Balance as of December 31, 2019	485,665	4.22	6

In 2017, 2018 and 2019, we recognized total share-based compensation expense of €16.0 million, €20.7 million and €19.9 million, respectively. There was no income tax benefit related to share-based compensation expense for 2017, 2018 and 2019. In 2017, €85 thousand of share-based compensation cost was capitalized as part of software development costs. No share-based compensation costs was capitalized in 2018 and 2019.
Cash received from share-based award exercises for the years ended December 31, 2017, 2018 and 2019 was €42 thousand, €161 thousand and €202 thousand, respectively.
As of December 31, 2019, there was approximately €20.4 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 1.9 years.

11. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2017	2018	2019
Current income tax expense/(benefit):
Germany	€323	€2,225	€18,769
Other countries	112	125	309
Current income tax expense/(benefit)	435	2,350	19,078
Deferred income tax expense/(benefit):
Germany	(4,851)	(1,264)	2,020
Other countries	(348)	—	(116)
Deferred income tax expense/(benefit)	(5,199)	(1,264)	1,904
Income tax expense/(benefit)	€(4,764)	€1,086	€20,982

Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income/(loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2017	2018	2019
Germany	€(20,018)	€(20,574)	€36,750
Other countries	2,205	108	940
Income/loss) before income taxes	€(17,813)	€(20,466)	€37,690

A reconciliation of amounts computed by applying the German statutory income tax rate to income/(loss) before income taxes to total income tax expense/(benefit) is as follows:

	Year ended December 31,
(€ thousands)	2017	2018	2019
Income/(loss) before income taxes	€(17,813)	€(20,466)	€37,690

Income tax expense at German tax rate (31.23%)	(5,562)	(6,391)	11,769
Foreign rate differential	33	(5)	100
Expected tax expense/(benefit)	(5,529)	(6,396)	11,869

Tax effect from:
Non-deductible share-based compensation	5,017	6,465	6,211
Non-deductible corporate costs	34	—	—
Prior period taxes	6	96	66
Movement in valuation allowance	(3,517)	(184)	19
Foreign withholding taxes	—	813	—
Movement in uncertain tax positions	—	—	2,857
Other differences	(775)	292	(40)
Income tax expense/(benefit)	€(4,764)	€1,086	€20,982

The income tax expense/(benefit) is mainly driven by income/(loss) before income taxes of €(17.8) million, €(20.5) million and €37.7 million for the years ended December 31, 2017, 2018 and 2019, respectively. Our effective tax rate was 26.7%, (5.3)% and 55.7% in the years ended December 31, 2017, 2018 and 2019, respectively. Non-deductible share-based compensation of (pre-tax) €16.0 million, €20.7 million and €19.9 million had an impact on the effective tax rates of (28.2)%, (31.6)% and 16.5% in the years ended December 31, 2017, 2018 and 2019, respectively. In 2019, €2.9 million of the impact relates to movements in uncertain tax positions, with an impact of 7.6% on the 2019 effective tax rate. The uncertain tax positions relate to the tax deductibility of general and administrative expenses incurred by trivago N.V. in the 2017, 2018 and 2019 fiscal years. Additional details on the movement in valuation allowance are included below. Prior period taxes of €0.1 million and €0.1 million in 2018 and 2019, respectively, relate primarily to the results of tax audits for fiscal years 2013 to 2015 in trivago GmbH (the legal predecessor of trivago N.V.) In 2018, €0.8 million related to foreign withholding tax deductions. Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.
Uncertain tax positions
Uncertain tax positions as of December 31, 2018 and 2019 were as follows:

	Year Ended December 31,
(€ thousands)	2018	2019
Balance, beginning of year	€—	€—
Increases to tax positions related to the current year	—	2,133
Increases to tax positions related to prior years	—	720
Interest and penalties	—	4
Balance, end of year	€—	€2,857

Tax audits
The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2019, there is an ongoing audit of tax returns from 2013 through 2015 for corporate and trade income tax as well as value-added tax for trivago N.V. According to the statute of limitation, the German tax authorities may initiate additional audits of tax returns for 2016 through 2019.

Deferred income taxes
At December 31, 2018 and 2019, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2018	2019
Deferred tax assets:
Net operating loss and tax credit carryforwards	€949	€429
Prepaid expense and other current assets	5,042	3,723
Deferred rent	1,778	1
Property and equipment	459	116
Accrued expenses and other current liabilities	1,381	147
Intangible assets, net	372	253
Operating lease liability	—	31,130
Other long-term liabilities	299	311
Other	329	—
Deferred tax assets (gross)	10,609	36,110
Less valuation allowance	—	(81)
Subtotal	10,609	36,029
Offsetting	(10,609)	(35,294)
Deferred tax assets	—	735

Deferred tax liabilities:
Intangible assets, net	53,499	53,021
Property and equipment	2,778	2,980
Operating lease right-of-use assets	—	29,985
Accrued expenses and other current liabilities	448	—
Other	434	235
Subtotal	57,159	86,221
Offsetting	(10,609)	(35,294)
Deferred tax liabilities	€46,550	€50,927

At December 31, 2019, we had net operating loss carryforwards (“NOLs”) for a tax-effected amount of approximately €0.4 million. The tax-effected NOL carryforwards decreased by €0.5 million from the amount recorded at December 31, 2018 primarily due to utilization of NOLs at the level of the trivago N.V.
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. In 2017, trivago N.V. and trivago GmbH merged for tax purposes. This merger enabled trivago N.V. to offset its NOLs with any future taxable profits. As a result, the €3.2 million previously unrecognized losses of trivago N.V. have been recognized in 2017. All of this €3.2 million were utilized in 2017, 2018 and 2019. As of December 31, 2019, €0.3 million tax-effected NOLs are recognized for tax losses of Base7 Germany GmbH, which also may be carried forward indefinitely.
The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was €0.1 million at December 31, 2019. In terms of undistributed earnings of domestic investments, we have recognized deferred income taxes on taxable temporary difference of €0.02 million, as only 5% refer to a taxable temporary difference under German tax law. Any capital gains on the sale of participations would be 95% exempt under German tax law.
Deferred taxes of €1.7 million were recorded in retained earnings due to the adoption of ASC 842.

12. Stockholders' equity
Class A and Class B common stock (after the corporate reorganization, see Note 1 - Organization and basis of presentation)
As of December 31, 2019, we had ADSs representing 50,816,706 Class A shares and 301,687,967 Class B shares outstanding. During the third quarter of 2017, the Founders exchanged their units in trivago GmbH for 110,791,880 Class B shares in trivago N.V. in connection with the merger of trivago GmbH with and into trivago N.V. Each Class B share is convertible into one Class A share at any time by the holder. During the years ended December 31, 2018 and 2019, 11,112,001 and 7,000,000 Class B shares were converted into Class A shares, respectively.
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. The holders of our Class B shares, Expedia Group and Founders, are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to the merger of trivago GmbH with and into trivago N.V. in 2017, exercises of employee stock options, and the effect of the Founders' conversion of Class B shares to Class A shares in 2018 and 2019.
Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2019 we do not expect to reclassify any amounts included in accumulated other comprehensive income/(loss) into earnings during the next 12 months.
Contribution from Parent
The beginning contribution from Parent balance represents the pushdown of share-based compensation expense from Expedia Group.

13. Earnings per share
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

The following table presents our basic and diluted earnings per share:

(€ thousands, except per share data)	January 1, 2017 through December 31, 2017	January 1, 2018 through December 31, 2018	January 1, 2019 through December 31, 2019
Numerator:
Net income/(loss)	€(13,049)	€(21,489)	€17,161
Less: net income attributable to noncontrolling interest	568	—	—
Net income/(loss) attributable to trivago N.V.	€(12,481)	€(21,489)	€17,161
Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	274,666	350,852	351,991
Diluted	274,666	350,852	356,738

Earnings per share attributable to trivago N.V. available to Class A and Class B common stockholders:
Basic	€(0.05)	€(0.06)	€0.05
Diluted	€(0.05)	€(0.06)	€0.05

Diluted weighted average common shares outstanding in 2017 and 2018 does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

14. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2019 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€11,941	€11,941	€—	€—	€—

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
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the

Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. The court has yet to set a date for the appeal or a separate trial regarding penalties and other orders. Management recorded an estimate of the probable loss as of December 31, 2019 in connection with these proceedings.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including historical precedents for conduct prior to September 1, 2018. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. No case has yet been decided assessing penalties for contraventions of the ACL under the new regime. As a result, an estimate of the reasonable possible loss or range of loss in excess of the amount reserved cannot be made.
A consolidated class action was filed in the United States District Court for the Southern District of New York against us and other defendants, alleging securities law violations in our IPO registration statement and certain later disclosures. On February 26, 2019, the district court granted the motion to dismiss as to all defendants, without granting plaintiffs leave to further amend the complaint. On December 16, 2019, the United States Court of Appeals for the Second Circuit issued a summary order affirming the dismissal of the action.
The U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA considers may violate U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings provided for an implementation period of six months and resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding of liability.

15. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group of €367.6 million, €331.4 million and €281.8 million for the years ended December 31, 2017, 2018 and 2019, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 36%, 36% and 34% of our total revenue for each of the years ended December 31, 2017, 2018 and 2019, respectively.
For the years ended December 31, 2017, 2018 and 2019, our operating expenses include €0.5 million, €0.8 million and €0.8 million, respectively, of related-party shared services fees and amounts related to the services and support agreements detailed below. During the year ended December 31, 2017, Expedia Group allocated certain legal, tax, treasury, audit and corporate development costs, including associated employee compensation costs. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity. In 2018 and 2019, no amounts were allocated as trivago started incurring these expenses directly.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2018 and 2019 were €39.7 million and €30.9 million.
Guarantee
We have an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €50.0 million. Advances under this facility bear interest at a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group. We did not utilize the credit facility during the years ended December 31, 2018 and 2019.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2017, 2018 and 2019, we paid Expedia Group €68 thousand, €59 thousand and €45 thousand, respectively, for these data hosting services.
Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. For each of the years ended December 31, 2017, 2018 and 2019, we incurred €0.4 million, €0.7 million and €0.8 million, respectively, for these services and support services.
myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remains a related party to trivago. Related-party revenue from myhotelshop of €2.3 million and €2.8 million for the years ended December 31, 2018 and 2019, respectively, primarily consists of referral revenue.

16. Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, Turkey and Israel.
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

Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below.
The following tables present our segment information for the years ended December 31, 2017, 2018 and 2019. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2017
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€424,993	€391,667	€203,673	€—	€1,020,333
Subscription revenue	—	—	—	11,511	11,511
Other revenue	—	—	—	3,539	3,539
Total revenue	€424,993	€391,667	€203,673	€15,050	€1,035,383
Advertising spend	324,487	338,072	222,126	—	884,685
ROAS contribution	€100,506	€53,595	€(18,453)	€15,050	€150,698
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,930
Other selling and marketing, including related party (1)					62,240
Technology and content, including related party					52,232
General and administrative, including related party					47,444
Amortization of intangible assets					3,220
Operating loss					€(20,368)
Other income/(expense)
Interest expense					(44)
Gain on deconsolidation of subsidiaries					2,007
Other, net					592
Total other income/(expense), net					€2,555
Loss before income taxes					€(17,813)
Expense/(benefit) for income taxes					(4,764)
Net loss					€(13,049)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2018
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€378,919	€315,966	€204,937	€—	€899,822
Subscription revenue	—	—	—	13,863	13,863
Other revenue	—	—	—	1,131	1,131
Total revenue	€378,919	€315,966	€204,937	€14,994	€914,816
Advertising spend	265,004	261,620	205,834	—	732,458
ROAS contribution	€113,915	€54,346	€(897)	€14,994	€182,358
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,435
Other selling and marketing, including related party (1)					73,175
Technology and content, including related party					66,904
General and administrative, including related party					54,326
Amortization of intangible assets					1,684
Operating loss					€(19,166)
Other income/(expense)
Interest expense					(1,839)
Other, net					539
Total other income/(expense), net					€(1,300)
Loss before income taxes					€(20,466)
Expense/(benefit) for income taxes					1,086
Loss before equity method investment					€(21,552)
Income from equity method investment					63
Net loss					€(21,489)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2019
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€347,094	€305,061	€171,469	€—	€823,624
Subscription revenue	—	—	—	12,152	12,152
Other revenue	—	—	—	2,841	2,841
Total revenue	€347,094	€305,061	€171,469	€14,993	€838,617
Advertising spend	230,291	233,949	152,465	—	616,705
ROAS contribution	€116,803	€71,112	€19,004	€14,993	€221,912
Costs and expenses:
Cost of revenue, including related party, excluding amortization					9,159
Other selling and marketing, including related party (1)					47,450
Technology and content, including related party					69,924
General and administrative, including related party					55,543
Amortization of intangible assets					1,685
Operating income					€38,151
Other income/(expense)
Interest expense					(33)
Other, net					(428)
Total other income/(expense), net					€(461)
Income before income taxes					€37,690
Expense/(benefit) for income taxes					20,982
Income before equity method investment					€16,708
Income from equity method investment					453
Net income					€17,161
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2017, 2018 and 2019. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated based upon the location of the customer using the service.

	Year ended December 31,
(in thousands)	2017	2018	2019
Total revenues
United States	€255,501	€194,416	€192,526
United Kingdom	108,080	95,893	85,284
Germany	85,308	73,143	68,491
Australia	50,623	47,737	36,635
All other countries	535,871	503,627	455,681
	€1,035,383	€914,816	€838,617

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2018 and 2019:

(€ thousands)	Years ended December 31,
	2018	2019
Property and equipment, net:
Germany	€159,071	€30,681
All other countries	2,930	2,491
	€162,001	€33,172

17. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2017
Allowance for doubtful accounts	€152	€2,275	€(2,196)	€231
2018
Allowance for doubtful accounts	231	580	(561)	250
2019
Allowance for doubtful accounts	250	754	(930)	74

18. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 457,579 Class A shares were issued as a result of options exercised and RSUs released.