Form 20-F
period 2020-12-31
trivago N.V.
filed 2021-03-05
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
55,967,976 Class A shares
298,187,967 Class B shares
(as of December 31, 2020)
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒  Yes   ☐ No
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐   Item 17   ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒   No

General
As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms in this Annual Report on Form 20-F mean trivago N.V. and, as the context requires, its subsidiaries. References to "Expedia Group" mean our majority shareholder, Expedia Group, Inc., together with its subsidiaries. References to our "Founders" mean Rolf Schrömgens, Peter Vinnemeier and Malte Siewert, collectively.
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
•the continued material adverse impact of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our future competitiveness and profitability;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
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
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;

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
You should refer to the section of this annual report titled “Item 3: Key information - D. Risk factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Summary of our risk factors
Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in "Item 3: Key information - D. Risk factors". These risks include, among others:
•The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position. Due to the uncertain and rapidly evolving nature of current conditions around the world, we are unable to predict accurately the impact that the COVID-19 pandemic will have on our business going forward, including to what extent our largest advertisers will resume advertising on our platform in the future at levels similar to (or approaching) those preceding the pandemic. The COVID-19 pandemic may result in or accelerate long-term changes to consumer behavior and industry structure that may have a significant adverse effect on our future competitiveness and profitability.
•We derive a large portion of our revenue from a relatively small number of advertisers. A reduction in spending or any change in the bidding strategies by one or more of these advertisers could harm our business and negatively affect our financial condition and results of operations.
•We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. These factors contribute to significant period-to-period volatility in our financial condition and results of operations.
•As a result of the COVID-19 pandemic, we have experienced and may in the future experience an impairment of goodwill.
•We are dependent on general economic conditions, and declines in travel or discretionary spending has reduced and in the future, could reduce the demand for our services.

•Our ability to maintain and increase brand awareness in order to improve our financial performance is dependent on the effectiveness of our Advertising Spend. Increased competition, or inadequate or ineffective innovation in and execution of our advertising strategy could harm our business and negatively affect our financial condition and results of operations.
•Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
•If we are unable to implement our strategic plans successfully, we may be unable to achieve our objectives, or we may incur further losses, and our business, results of operations, financial condition and prospects may be materially and adversely affected.
•If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
•Several of our product features depend, in part, on our relationship with third parties to provide us with content.
•We rely on assumptions, estimates and data to make decisions about our business, and any inaccuracies in, or misinterpretation of, such information could negatively impact our business.
•We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. If Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search, our business, financial performance and prospects may be negatively impacted.
•Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
•The litigation in Australia could increase our expenses and will subject us to significant monetary penalties.
•We process, store and use personal data which exposes us to risks of internal and external security breaches and could give rise to liabilities, including as a result of governmental regulation and differing legal obligations applicable to data protection and privacy rights.
•Any significant disruption in service on our websites and apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.
•We may experience difficulties in implementing new business and financial systems.
•Our brand is subject to reputational risks and impairment.
•We are subject to counterparty default risks.
•Expedia Group controls our company and has the ability to control the direction of our business.
•The Founders have contractual rights to exert control over certain aspects of our business.
•Expedia Group’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest among Expedia Group, the Founders and us could be resolved in a manner unfavorable to us and our shareholders.
•Our dual-class share structure with different voting rights, and certain provisions in an amended and restated shareholders’ agreement, limit your ability as a holder of Class A shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A shares may view as beneficial.

PART I
Item 1: Identity of directors, senior management and advisers
Not applicable.

Item 2: Offer statistics and expected timetable
Not applicable.

Item 3: Key information
A. Selected financial data
Not required.

B. Capitalization and indebtedness
Not applicable.

C. Reasons for the offer and use of proceeds
Not applicable.

D. Risk factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risks that we face and that are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special note regarding forward-looking statements” above. For a summary of these risk factors, see "Summary of our risk factors" above.

Risks related to our industry and business
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.
The COVID-19 pandemic has severely restricted the level of economic activity around the world and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals’ ability to travel has been curtailed through border closures, mandated travel restrictions and limited operations of hotels and airlines and may be further limited through additional voluntary or mandated closures of travel-related businesses. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. As a result of the upswing in COVID-19 case counts that intensified in October 2020, new strains of the virus that have recently emerged and implementations of additional travel restrictions, particularly in Europe, we have seen a deterioration of our financial results in the fourth quarter of 2020 compared to 2020 summer period. With the continued spread of COVID-19 in Europe, the United States and other countries, we expect the COVID-19 pandemic and its effects to continue to have a significant adverse impact on our business.
Due to the uncertain and rapidly evolving nature of current conditions around the world, we are unable to predict accurately the impact that the COVID-19 pandemic will have on our business going forward, including to what extent our largest advertisers will resume advertising on our platform in the future at levels similar to (or approaching) those preceding the pandemic. The COVID-19 pandemic may result in or accelerate long-term changes to consumer behavior and industry structure that may have a significant adverse effect on our future competitiveness and profitability. These changes may relate to travelers' increased preference for destinations (e.g., those other than cities) or accommodation types that we have historically been less well able to monetize, our inability to deliver the same numbers of first-time users to our largest online travel agency, or OTA, advertisers or the fact that certain kinds of travel (e.g., business travel) may recover very slowly or not at all. The COVID-19 pandemic has already caused several of our smaller advertisers to file for insolvency, and it may cause additional consolidation in the online travel industry in the future, resulting in fewer offers available on our platform and less competition on our marketplace. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

We derive a large portion of our revenue from a relatively small number of advertisers. A reduction in spending or any change in the bidding strategies by one or more of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing for click-based advertising depends, in part, on competition among advertisers on our marketplace, with advertisers that pay higher CPCs generally receiving better advertising placement and more referrals from us. We continue to generate the great majority of our revenue from our largest OTA advertisers, including brands affiliated with Booking Holdings, such as Booking.com and Agoda, and those affiliated with our majority shareholder, Expedia Group, such as Brand Expedia and Hotels.com. The loss of any of our major advertisers, including Booking Holdings, Expedia Group or their affiliated brands, on some or all of our platforms, or a reduction in the amount they spend, could result in significant decreases in our revenue and profit or negative impacts on our liquidity position. We experienced a significant reduction in revenue in 2020 when advertisers reduced their spend on our platform or deactivated their campaigns entirely. Although we were eventually able to collect the great majority of outstanding account receivables that were at the time past due, we made significant payment concessions in the first quarter of 2020 for many of our advertisers, permitting them to extend payment dates or pay pursuant to installment plans. We would have experienced an increase in credit losses if such advertisers or affiliated brands ultimately had failed to pay us.
Our ability to grow and maintain revenue from our advertisers is dependent to a significant extent on our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective. Any reduction in the value that we deliver to our advertisers may negatively affect CPC bids on our marketplace. Our advertisers' spend on our platforms may also be adversely affected by factors not related to the value we can deliver to them, such as a weakening of their own financial or business conditions or external economic effects.
Even if we improve our product and deliver value to our advertisers, the fact that a significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit these advertisers, depending on marketplace dynamics, to adjust their CPC bids and obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. This can occur if one or more advertisers with sufficient market share to influence our aggregate CPC levels change their return-on-investment targets for their spend on our marketplace. Our advertisers may also change their CPC bidding on our marketplace in response to changes we may make to our sorting and ranking algorithm, which may also, in turn, negatively impact our revenue levels and profitability or increase the volatility on our marketplace. As we begin to offer our advertisers the option to participate in our marketplace on a cost-per-acquisition, or CPA, basis, we may be unable to monetize traffic at levels we have achieved in the past. In addition, our revenue may be subject to cancellation risk if our future CPA arrangements with our advertisers allocate this risk to us.
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
Our financial condition and results of operations have varied and may continue to vary considerably from period to period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in 2020 as a result of the COVID-19 pandemic. We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Resulting changes in Referral Revenue, especially as a result of changes in CPC bidding levels by our largest advertisers, can result in our inability to reduce our Advertising Spend, particularly on television, quickly enough to respond to the change in revenue. As we spend the great majority of our revenue on advertising, such a failure to reduce Advertising Spend quickly enough can have, and has in the past had, a sudden and significant adverse effect on our profitability and results of operations. Any resulting inability to meet financial guidance that we may communicate to the market in the future may have a material adverse effect on our business, results of operations, financial condition and prospects.

As a result of the COVID-19 pandemic, we have experienced and may in the future experience an impairment of goodwill.
As a result of the continued deterioration of our business due to the COVID-19 outbreak, we performed a goodwill impairment analysis during the first quarter of 2020. After analyzing the expected economic and financial impacts of the COVID-19 outbreak, we recorded an impairment charge of €207.6 million. We may continue to record impairment charges in the future due to the long-term economic or financial impacts of the COVID-19 pandemic.

We are dependent on general economic conditions, and declines in travel or discretionary spending has reduced and in the future, could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal and business discretionary spending levels. Demand for travel services tends to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Events and developments that cause deteriorations in economic conditions on a national, regional or global level, or are perceived as likely to lead to such deteriorations, can quickly affect our business. In particular, the COVID-19 pandemic and the resulting economic conditions, regulatory restrictions and voluntary precautionary measures have resulted in a material decrease in consumer spending and an unprecedented decline in travel activities and consumer demand for related services. Our financial results and prospects are almost entirely dependent on the sale of accommodation-related services by our advertisers. Other conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), direct or indirect taxes, fuel prices or other costs of living, may also lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during future periods of recession, economic downturn or market volatility and disruption. International travel may also be affected by changes in exchange rates among significant origin and destination countries and may contribute to increased volatility in our business, results of operations, financial condition and prospects.
Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services. They can also cause advertisers to become financially distressed, insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects, especially when considered together with the inherent attributes of our business discussed above that also contribute to period-to-period volatility in our financial results.

Our ability to maintain and increase brand awareness in order to improve our financial performance is dependent on the effectiveness of our Advertising Spend. Increased competition, or inadequate or ineffective innovation in and execution of our advertising strategy could harm our business and negatively affect our financial condition and results of operations.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of users of our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we have been required to spend considerable amounts of money and other resources to preserve and increase our brand awareness. Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may be unable to successfully maintain or enhance the strength of our brand.
In particular, we have significantly reduced advertising budgets as a result of the COVID-19 pandemic and have seen our competitors do the same. Once we eventually resume significant marketing activities (particularly on TV), it is difficult for us to predict our future marginal returns on Advertising Spend. In the future, our competitors may increase their spending on advertisement campaigns to improve their brand awareness after a period of being offline during the COVID-19 pandemic, which could make it difficult for us to increase or maintain our own marginal returns on our advertisements. We may face this difficulty even if we make substantial investments in innovative technologies and concepts in our advertising. Increased advertising spend by our competitors could also result in significant increases in the pricing of one or more of our marketing and advertising channels, which could increase our costs for advertising (which already consume most of our revenue) or cause us to choose less costly but less effective marketing and advertising channels.
TV advertising has historically accounted for a large percentage of our Advertising Spend, and often has higher costs than other channels. In recent years, we have engaged in successful broad-reaching TV marketing campaigns. We expect to eventually invest again in TV marketing campaigns, including in geographies where our brand is less well-known. As we make these investments, we may observe increasing prices in light of increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users. In addition, our advertising efforts may become less cost-effective or less efficient than they have been historically. We have historically placed orders for TV advertising in advance of the campaign season. In the event travel demand is lower than we anticipated at the time we booked that advertising, we may suffer losses if we are unable to cut planned spending, as was the case when we were unable to pull back Advertising Spend quickly enough in the second quarter of 2017. Although our losses relating to advertising commitments were relatively small during the COVID-19 pandemic because we were able to renegotiate commitments, we may in the future be unsuccessful with this or an alternative approach, which could, in turn, result in material losses.
Our marginal returns from TV advertising may also be negatively affected over time by declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. In order to maintain or increase the effectiveness of our TV advertisements, we may need to develop new creative concepts in our advertisements, and these advertisements may not be as effective in terms of Return on Advertising Spend as those we have used in the past. If TV advertising becomes less effective or if we experience diminishing returns from TV advertising overall or in key markets, we may instead invest in other channels that may have a lower marginal Return on Advertising Spend. For example, we may, in order to maintain our brand awareness, need to invest in other advertising formats, such as online video, with which we have less experience and which may be less effective than TV advertising. We believe the COVID-19 pandemic has accelerated the shift from linear TV to digital formats and expect this trend to continue beyond the COVID-19 pandemic. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Trip.com and Google Hotel Ads, locally focused metasearch engines, such as Qunar, OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo (previously HomeAway), and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google Hotel Ads has invested into its own hotel metasearch product, trying to capture more of the available profit margin in the online travel industry and thereby grow its own profit base. In addition, relatively new industry participants, such as Airbnb and Trip.com, have in recent periods increased their activities across Western markets, which has further intensified competition. Competition could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. In addition, the competitive structure of the online travel industry may change significantly as a result of the COVID-19 pandemic, which may make it difficult to regain our pre-pandemic market share. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.
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

If we are unable to implement our strategic plans successfully, we may be unable to achieve our objectives, or we may incur further losses, and our business, results of operations, financial condition and prospects may be materially and adversely affected.
We updated our mission “to be your companion to experience our world” and have begun to explore potential ways we can expand our value proposition beyond our historical focus on accommodation search. For example, we have begun partnering with other online travel companies to test price comparison offerings across non-accommodation travel verticals (e.g., flights, car rentals and activities).

We have also been expanding our product towards a more inspirational value proposition, targeting users who are undecided with regards to the specifics of planned travel or who may not have contemplated a trip in the first place.
Many of our competitors, including the large OTAs, have substantially more experience with respect to offering flights, car rentals and activities and have access to more content to promote user interaction with an inspirational product. If our efforts to integrate additional verticals into our website and to create more inspirational content are unsuccessful, or if our competitors can provide more attractive advertising terms to potential advertisers or more attractive content to users, we may be unable to provide as broad a set of search results or as interesting content to our users as our competitors are able to provide. In addition, we may be unable to monetize flights, car rentals and activities successfully or to the same degree as our competitors. We may also be unsuccessful in transforming general interest in inspirational travel content into interactions with our website that we are ultimately able to monetize. The materialization of any of these risks may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and a broad range of offers across price ranges. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. Although we maintain a very large searchable database of hotels from around the world, we do not have relationships with some significant potential advertisers, including some major hotel chains, many independent hotels, smaller chains and certain large providers of alternative accommodations. In addition, consolidation among advertisers, which may occur at increasing levels because of the COVID-19 pandemic, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel. In recent periods, the large OTAs have moderated their performance marketing spend and have publicly emphasized their desire to increase the efficiency of their performance marketing spend. The reduced participation by existing advertisers in our marketplace or our inability to continue to add more accommodation inventory to our platform may reduce the comprehensiveness of our search results, which could reduce user confidence in the search results we provide, making us less popular and could, because there are fewer offers made on our marketplace, enable advertisers to bid less for offers.
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

Several of our product features depend, in part, on our relationship with third parties to provide us with content.
We currently license and incorporate into our websites content from third parties. As we continue to introduce new services that incorporate new content, we may be required to license additional content. We cannot be sure that such technology will be available on commercially reasonable terms, if at all. In particular, certain third parties provide us with consumer reviews that we provide to our users along with our proprietary rating score. If any of our third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect the implementation of our strategic initiatives, users’ perception of the value of our product and our reputation.

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
We rely on Bing, Google, Naver, Yahoo! and other Internet search engines to generate a substantial amount of traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites is displayed on search engine pages. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, if search engines, especially smaller players, decline in popularity, we may see adverse impacts as they provide us with fewer relevant leads or even shut down their services completely, resulting in even less competition in general search.
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
In addition, a significant amount of traffic is directed to our websites through our participation in display, email and affiliate advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. Pricing and operating dynamics for these traffic sources can experience rapid change, both technically and competitively. Any of these providers could also, for competitive or other purposes, alter their search algorithms or results, causing our websites to place lower in search results, which may reduce our user traffic and may have a material adverse effect on our business, results of operations, financial condition and prospects.

The litigation in Australia could increase our expenses and will subject us to significant monetary penalties.
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the

Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. A separate trial regarding penalties and other orders is scheduled for June 7, 2021.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. The penalties imposed in those cases were jointly agreed by the parties and were not the subject of a contested penalty hearing. In addition, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. When assessing penalties, the Court does not apply any mathematical formula, but rather considers and weighs “all relevant matters”. Certain statutory maximum penalties serve, when balanced with all other relevant factors, as a yardstick for the court to assess penalties. In order to determine such maximum penalties under the new penalty regime, the court will need to consider whether the “value of the benefit received” by us can be determined and, if so, multiply it by three. Should the court determine that such benefit is not ascertainable, we would be subject to a maximum penalty per contravention equaling 10% of the turnover of the “body corporate”, and any related body corporate, for the preceding 12 months. It is unclear how a court might interpret these statutory provisions or how the court might otherwise exercise its considerable discretion in respect of these matters. Any penalty amount could substantially exceed the level of provision that we established for this litigation. The ultimate penalties assessed in this case could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
A number of regulatory authorities in Europe (including the UK Competition and Markets Authority, or “CMA”), Australia, and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges, and availability and similar messaging. For example, in 2018, the CMA, opened an investigation into certain of our display practices in the United Kingdom that the CMA questioned under U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding that our practices violated U.K. law. On January 20, 2020, the Australian Federal Court issued a judgment in the Australian Competition and Consumer Commission (ACCC)’s case against us regarding our advertising and website display practices in Australia. Parts of the court’s opinion included views that differed significantly from those of other national regulators and raised concerns about the function of our marketplace and the adequacy of disclosures to consumers regarding how advertisers that pay higher CPCs generally receive better advertising placement on our website. Since then, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices broadly similar to aspects of the case presented by the ACCC. These cases are still in their early stages. Should other national courts or regulators take a similar view of our business model to that of the Australian Federal Court and the ACCC, or should changes in our business practices or those prevalent in our sector brought about by the attention brought on by this litigation or other regulatory matters reduce the attractiveness, competitiveness or functionality of our platform and the services we offer, or should our reputation or that of our sector continue to suffer, or should we have to pay substantial amounts in respect or as a result of any such regulatory action or proceeding, our business, results of operations, financial condition and prospects could be adversely affected.

In addition, many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities. For example, in the European Union a new Directive as regards the better enforcement and modernization of Union consumer protection rules (the “New Deal for Consumers”) recently came into force, and a regulation of the European Parliament and of the Council for business users of online intermediary services (the P2B Regulation) has been recently adopted. In parallel, the national competent authorities of the EU and EEA countries have coordinated their actions, through the Consumer Protection Cooperation (CPC) network, in order to address potential infringements of consumer protection legislation. EU regulators have also been cooperating with international counterparts on consumer protection issues internationally, such as within the International Consumer Protection and Enforcement Network (“ICPEN”), e.g., the CMA has been co-leading an ICPEN project on digital platforms in the travel and tourism sector, which may lead to further coordinated enforcement activities in the sector. There also are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from, transmitted over or displayed on the Internet, display of certain taxes, charges and fees, online editorial, user-generated or other third-party content, user or other third-party privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for additional or more complex consumer protection laws and higher levels of regulatory review and enforcement activities, which may impose additional burdens, costs or limitations on online businesses generally. In this context, we note that in a study into paid ranking which was published on February 2, 2021 the Netherlands Authority for Consumers and Markets (ACM) has found that paid ranking (or sponsored ranking) comes with risks for competition and consumers. This and possible future related studies and inquiries may adversely affect the way trivago monetizes its offers on its sites.
Moreover, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to those discussed above as well as anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. In addition, following the expiry of the EU-UK Withdrawal Agreement on December 31, 2020, there is uncertainty regarding the extent to which future regulations and policies in the United Kingdom may diverge from those of the European Union giving rise to greater regulatory complexity and additional compliance costs. Regulatory authorities or courts could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us (including imposing financial penalties and restricting our conduct going forward) if our practices were found not to comply with applicable legal, regulatory or licensing requirements or any binding interpretation of such requirements. Changes we might be required to make to our practices as a result of regulatory or judicial action, could decrease demand for our services, limit marketing methods and capabilities available to us, affect our margins and increase our costs, which could decrease demand for services, reduce revenue, increase costs or subject the company to additional liabilities.

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
We may acquire personally identifiable information, personal data or confidential information from users of our websites and apps and from advertisers and share this with third parties. Breaches or intrusions to our systems or the systems of external service providers, including cloud-based systems, upon which we have been increasingly relying, whether resulting from internal or external sources, could significantly harm our business. It is possible that advances in computer circumvention capabilities, new discoveries or other developments, including our own acts or omissions, could result in a compromise or breach of personally identifiable information, personal data and/or confidential user information.
We cannot guarantee that our existing security measures or the security measures of external service providers will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems or the systems of an external service provider could improperly obtain user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type of attacks on our system, which have made portions of our website unavailable for periods of time. In early 2020, we were the victim of cyber-related fraud that involved electronic communications impersonating one of our vendors, resulting in our paying several outstanding invoices together totaling less than €1 million to foreign accounts controlled by the impersonator. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website or apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as the tools and techniques used in these types of attacks become more advanced. The European data protection laws (described in detail below), have introduced mandatory breach reporting to regulators and individuals across Europe. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.
We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are increasingly concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory or criminal penalties and sanctions as well as civil litigation. We currently provide users with the functionality to book directly with certain hotels, by completing a form on our website which enables users’ details to be transferred directly to the hotel’s booking forms. In connection with facilitating these transactions, we and contracted third party processors receive and store certain personally identifiable information and/or personal data, including credit card information. We currently receive and store certain personally identifiable information and/or personal data in the form of booking and reservation data from advertisers. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of the EU’s General Data Protection Regulation 2016/679, or GDPR, which has been in effect since May 25, 2018, and of national GDPR implementation acts on an EU member state level. In particular, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A considerable number of our service providers and hotels operate in such jurisdictions. The laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the EU are rapidly evolving and likely to remain uncertain for the foreseeable future. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EU to the United States and other jurisdictions. For example, on July 16, 2020, the European Court of Justice, or CJEU, invalidated the EU-U.S. Privacy Shield framework, or Privacy Shield, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. The same decision also cast doubt on the ability to use one of the primary alternatives to the EU-U.S. Privacy Shield framework, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield Frameworks and the Standard Contractual Clauses for the foregoing purposes.
Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information and/or personal data that is collected, processed and transmitted in or from the governing jurisdiction. Since we collect, process and transmit personally identifiable information and/or personal data in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We are in particular affected by the GDPR. The GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with offering goods or services to individuals in the European Union or the monitoring of their behavior (for example, trip booking services). The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger significant fines of up to €20 million or 4% of total worldwide annual turnover per case of violation, whichever is higher. We may also be exposed to civil litigation including claims for damages and other adverse consequences. We may incur substantial further expenses in ensuring and maintaining compliance with the new obligations imposed by the GDPR and by national GDPR implementation acts and we may be required to make significant further changes in our business operations and product and services development, all of which may adversely affect our business, results of operations, financial condition and prospects. We may have to undertake substantial effort to comply with new data protection laws in the United Kingdom, Brazil and California or may need do so as a result of changes in U.S. federal, state or other national data protection laws. Further, the United Kingdom’s exit from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR achieved Royal Assent on May 23, 2018 is now effective in the United Kingdom alongside a UK only adaptation of the GDPR which took effect on January 1, 2021, it is still unclear whether transfer of data from the EU to the United Kingdom will remain lawful under the GDPR without additional safeguards. We may also incur costs to comply with new requirements and restrictions for data transfers between the European Union and the United Kingdom based on applicable regulations. We could be adversely affected if we fail to comply fully with all of these requirements and other laws in jurisdictions where we operate or target users. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.
In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies, web beacons and similar technology for online advertising, which is fundamental to our business model. The current European laws that cover the use of cookies and similar technology and marketing online or by electronic means are under reform and changing rapidly as a result of decisions delivered by courts. Unlike the current law, the new proposed e-Privacy Regulation will apply directly in each EU member state, without the need for further enactment at the member state level. When effective, the e-Privacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online advertising and to impose stricter requirements on companies using these tools. The current draft also extends the strict opt-in marketing rules with limited exceptions to business-to-business communications, and significantly increases penalties. Regulation of cookies and web beacons (such as possibly requiring browsers to block access and use of device data and storage by default) may lead to broader restrictions on our advertising activities, including efforts to understand users’ Internet usage. Such regulations may have a detrimental effect on businesses, such as ours, that collect and use online usage information in order to attract and retain advertisers and may increase the cost of maintaining a business that collects or uses online usage information, increase regulatory scrutiny and increase the potential for civil liability under consumer protection laws. Whereas it is currently still unclear if and when the proposed e-Privacy Regulation will enter into effect, European regulators and courts tend to apply the current law more restrictively in a way which would effectively anticipate opt-in requirements under the proposed e-Privacy Regulation. European regulators increasingly take efforts to enforce their positions.

Any significant disruption in service on our websites and apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.
Our brand, reputation and ability to attract and retain users to use our websites and apps depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and apps, in particular as we opted to use more cloud-based services. We may experience service interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our service, which, in turn, can have a material adverse effect on our financial condition, business and results of operation. Problems with the reliability or security of our systems could harm our reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.
Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in Germany, the United States, and Hong Kong, while also leveraging cloud-hosted services. We either lease or own our servers and have service agreements with data center providers. Additionally, we are becoming increasingly reliant upon external providers, including Amazon Web Services and Google Cloud Platform, to provide us with cloud computing infrastructure. Any disruption to our use of services furnished by these providers or an unanticipated increase in costs from using those services could negatively impact our business operations. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible to our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business, results of operations, financial condition and prospects. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2018, 2019 or 2020, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.

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
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and, most recently, a novel strain of coronavirus first identified in Wuhan, Hubei Province, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The COVID-19 pandemic has had a significant negative impact on our global business volumes in 2020. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
Our platform is available in a large number of jurisdictions outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. Changes in foreign exchange rates can amplify or mute changes in the underlying trends in our revenue and Revenue per Qualified Referral. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated. For example, we experienced negative impacts from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in Latin America to the euro in 2020. Currency exchange-related exposures also include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euro upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
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
As a consequence, people in key positions may have less experience in the relevant operational areas. As our employees have significant autonomy and may lack experience when performing new operational roles, this could result in poor decision-making. We have also implemented remote working for our employees during COVID-19 pandemic and plan to permit employees flexibility in this regard going forward. Our remote working arrangements may result in a less cohesive corporate culture, thereby negatively affecting our operations. In addition, our competitors may offer more operational autonomy and flexibility in regard to remote work, which may, in turn, make it difficult for us to retain and motivate our employees. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on the performance of highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers and other technology professionals who are key to designing code and algorithms necessary to our business. In 2020, we implemented significant headcount reductions. This reduction in workforce has resulted in the loss of institutional knowledge, relationships or expertise for critical roles. This reduction could also have a negative impact on employee morale and productivity, make it more difficult to retain valuable key employees, divert attention from operating our business, create personnel capacity constraints and hamper our ability to grow, develop innovative products and compete, any of which could impede our ability to operate or meet strategic objectives. As travel recovers from the COVID-19 pandemic, we may need to hire qualified individuals, which is typically a time-consuming process. We may be unable to retain certain high-performing employees when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. We compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. These companies may be able to provide attractive offers to employees in critical roles who have gained valuable and marketable experience in our flat organizational structure. If we do not succeed in attracting well-qualified employees, or retaining or motivating existing employees, including senior management, our business would be adversely affected. The loss of the services of any key individual could negatively affect our business.
The amended and restated shareholders’ agreement entered into by travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH (which subsequently merged into and with trivago N.V.), the Founders, Expedia Lodging Partner Services S.à.r.l. ("ELPS") and certain other Expedia Group parties (the "Amended and Restated Shareholders’ Agreement") in connection with our initial public offering contains certain provisions that could affect the composition of our senior management. Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements have been agreed for succession of our Chief Executive Officer. Mr. Schrömgens ceased to serve as our Chief Executive Officer on December 31, 2019, on which date a "Transition Period" of three years commenced. During the first eighteen months of the Transition Period, and unless a Founder is serving as our Chief Executive Officer (which is presently not the case), ELPS has the right to select for binding nomination two management board members and our Chief Executive Officer has the right to select all other management board members for binding nomination, subject to approval by the supervisory board. Also, during the Transition Period, the Amended and Restated Shareholders' Agreement stipulates certain arrangements for the appointment of our (successor) Chief Executive Officer, including by expanding our supervisory board by two seats (one of which to be filled on the basis of a selection by the Founders and the other on the basis of a selection by ELPS) and the formation of a three-person nomination committee of the supervisory board which shall be entitled to nominate a successor Chief Executive Officer, subject to the approval of ELPS, and thereafter, the supervisory board.

Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have made small strategic acquisitions in the past and recently acquired weekengo GmbH ("Weekengo"), which operates the online travel search website “weekend.com” and specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of acquisitions such as that of Weekengo and subsequent integrations include:
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
Furthermore, companies that we have acquired, and that we may acquire in the future, may employ security and networking standards at levels we find unsatisfactory. The process of enhancing infrastructure to improve security and network standards may be time-consuming and expensive and may require resources and expertise that are difficult to obtain. Acquisitions could also increase the number of potential vulnerabilities and could cause delays in detection of a security breach, or the timeliness of recovery from a breach. Failure to adequately protect against attacks or intrusions could expose us to security breaches of, among other things, personal user data and credit card information that may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
As of December 31, 2020, Expedia Group owned Class B shares representing 59.0% of our issued share capital and 68.8% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, and pursuant to certain rights it has under the Amended and Restated Shareholders’ Agreement, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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
Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. In addition, certain characteristics of the Internet, in particular the anonymity it may allow some actors, may make the protection and enforcement of our intellectual property difficult and in some cases, even impossible. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
The continued operation of, and strategic initiatives for, our business will require substantial cash. Accordingly, we do not anticipate that we will pay any dividends on our ADSs for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our management board deems relevant.

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
As of December 31, 2020, Expedia Group owned Class B shares representing 59.0% of our share capital and 68.8% of the voting power in us, and the Founders owned Class B shares representing 25.2% of our share capital and 29.4% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. See “Item 7: Major shareholders and related party transactions”. As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia Group (through ELPS) and the Founders have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, directive (EU) 2019/1023 of the European Parliament and of the Council of June 20, 2019 on insolvency proceedings). Should courts in another EU jurisdiction determine that the insolvency laws of that EU jurisdiction apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.
Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in the composition of our management board and supervisory board. For example, such provisions include our dual-class share structure that gives greater voting power to the Class B shares owned by Expedia Group and our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board. In addition, a bill is pending in Dutch Senate which, if enacted in its current form, would introduce a statutory cooling-off period of up to 250 days during which the general meeting of shareholders would not be able to dismiss, suspend or appoint members of the management board or supervisory board (or amend the provisions in the articles of association dealing with those matters) unless those matters would be proposed by the management board. This could occur, for example, if a public offer for trivago is made or announced without trivago's support, provided that the management board believes that such proposal or offer materially conflicts with the interests of trivago and its business.

U.S. investors may have difficulty enforcing civil liabilities against us or members of our management board and supervisory board.
We are organized and existing under the laws of the Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. Most members of our management board and supervisory board are non-residents of the United States. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.
As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.
As of the date of this annual report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a foreign judgement is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We rely on the foreign private issuer and controlled company exemptions from certain corporate governance requirements under Nasdaq rules.
As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under Nasdaq rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under Nasdaq rules with which it does not comply, followed by a description of its applicable home country practice. Our Dutch home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by Nasdaq rules to foreign private issuers, including, among others, an exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors be comprised of a majority of independent directors, exemptions from the requirements that an issuer’s compensation committee should be comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Item 16G: Corporate governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under Nasdaq rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
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
Since our incorporation, we have had, on a continuous basis, our place of effective management in Germany. Therefore, we believe that we are a tax resident of Germany under German national tax laws. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands under Dutch national tax laws. However, given that substantially all of our operations (along with all employees, management board members and fixed assets) are in Germany, based on current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the 2012 convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income.
The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such wholly tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the MLI tie-breaker reservation, may result in our also becoming a tax resident of the Netherlands or another jurisdiction (other than Germany), potentially also triggering an exit tax liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our ADS price and trading volume to decline.

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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development (OECD) released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” (BEPS) by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes, such as proposed country-by-country reporting beginning as early as 2016. By December 2020, 95 member jurisdictions, including Germany, have signed the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting” (MLI), which allows member jurisdictions to amend existing bilateral double taxation treaties according to results from the OECD BEPS project. Out of these 95 jurisdictions, 60 have also ratified the MLI. Germany has ratified the MLI in December 2020 and it will enter into force in April 2021. Additionally, several countries have unilaterally adopted digital services taxes, with other countries planning to adopt such taxes in the future. There have also been other initiatives at the level of the OECD that may impact the digital economy through the reallocation of taxing rights in respect of income attributable to countries where digital enterprises have their target markets or digital presence. Such digital services taxes and other initiatives could result, depending on how they are ultimately implemented, in incremental taxes, and thus may adversely impact our business, results of operations, financial condition and prospects.

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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020 or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the taxable year ended December 31, 2020 or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10: Additional information - E. Taxation - Material U.S. federal income tax considerations ”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.

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

Investors should note that the interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), or ADR Tax Circular, is not binding for German courts and it is not clear whether or not a German tax court will follow the ADR Tax Circular in determining the German tax treatment of our specific ADSs. Further concerns regarding the applicability of the ADR Tax Circular may arise due to the fact that the ADR Tax Circular refers only to German stock and not to shares in a Dutch N.V. If the ADSs are determined not to fall within the scope of application of the ADR Tax Circular, and thus profit distributions made with respect to the ADSs are not treated as a dividend for German tax purposes, the ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law. See “Item 10: Additional information - E. Taxation - German taxation of ADS holders”).

If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.
We do not intend to pay any dividends to holders of ADSs. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment of dividends, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur upon a payment of dividends.
Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and the Netherlands (the "MLI tie-breaker reservation"). If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands, may be subject to withholding tax both in Germany and the Netherlands.

General risk factors
Our share price may be volatile or may decline regardless of our operating performance.
The market price for our ADSs has been, and will likely continue to, be volatile, and there continues to be relatively few ADSs outstanding, resulting in relatively low liquidity in our ADSs. Our results of operations are also subject to material quarterly fluctuations that may affect the volatility of our ADSs. In addition, the market price of our ADSs may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
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
Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs. Our Founders continue to hold a significant shareholding in us, and one of them has made significant sales of ADSs in recent years. Our Founders may conduct further significant sales of ADSs in the future. See "Item 7: Major shareholders and related party transactions - A. Major Shareholders" for more information. The ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act or ADSs sold in transactions not subject to the registration requirements of the Securities Act, which will in each case be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

Item 4: Information on the company
A.History and development of the company
trivago was conceived by graduate school friends Rolf Schrömgens, Peter Vinnemeier and Stephan Stubner, who initially operated trivago out of a garage in Düsseldorf, Germany. trivago GmbH was incorporated in 2005, and its business eventually developed into a leading global hotel and accommodation search platform. Mr. Stubner left the company in 2006 and another graduate school friend, Malte Siewert, joined the founding team.
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
We were incorporated on November 7, 2016 as travel B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. On December 16, 2016, we completed our initial public offering, or IPO, on the Nasdaq Stock Exchange. In connection with our IPO, we converted into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion and changed our legal name to trivago N.V. On September 7, 2017, we consummated the cross-border merger of trivago GmbH into and with trivago N.V.
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
Our agent in the United States is Cogency Global Inc., and its address is 122 East 42nd Street, 18th Floor, New York, NY 10168.

Principal capital expenditures and divestitures
For information on our principal capital expenditures and divestitures, see Note 3 - Acquisitions and divestitures, and Note 19 - Subsequent events in the notes to our consolidated financial statements.

Public takeover offers
Since January 1, 2019, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.

Segment reporting
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, Turkey, India and New Zealand. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses except for direct advertising.

We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend.
For additional information relating to the development of our company, see “Item 4: Information on the company - B. Business overview.”

B. Business overview
Overview
trivago is a global accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and private apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2020, we had 240.6 million Qualified Referrals and, as of that date, offered access to more than 5.0 million hotels and other types of accommodation, including 3.8 million units of alternative accommodation such as vacation rentals and private apartments, in over 190 countries. See “Item 5: Operating and financial review and prospects” for a further description of Qualified Referrals.
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
Our hotel and accommodation search platform can be accessed globally via 54 localized websites and apps available in 32 languages. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the year ended December 31, 2020, our revenue share from mobile websites and apps continued to exceed 60%.
In the year ended December 31, 2020, we generated revenue of €248.9 million, net loss of €245.4 million, and adjusted EBITDA loss of €12.3 million. See "Item 5: Operating and financial review and prospects - Results of Operations - Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets. See “Item 5: Operating and financial review and prospects - H.    Non-GAAP financial measures" for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income/(loss).

trivago's search platform
Our accommodation search platform forms the core of our user experience. As we provide a search website, users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of accommodations in the world. As of December 31, 2020, our database included more than 5.0 million (2019: 4.5 million) hotels and other types of accommodations, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations. As of December 31, 2020, we offered access on our search platform to more than 3.8 million (2019: 3.3 million) units of alternative accommodation, such as vacation rentals and private apartments.
Our users initially search via a text-based search function, which supports searches across a broad range of criteria. The search results show a user an accommodation listing page. For hotels, the page contains aggregated information, including:
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
•Reviews: We provide reviews from third parties in a clear and concise format; and
•Price comparison: We prominently display a suggested advertised deal for each hotel or other accommodation, while also listing additional available offers from our advertisers in a list format, including room types, amenities and payment options. To learn more about how we determine the prominence given to offers and their placement in our search results, see "Marketplace" below.
Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com (or its localized versions) is our mobile-optimized website available on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.

Product changes in 2020
During 2020, we added a variety of new features to our existing trivago core product, including enhancements to how we display results, new price comparison features, filtering enhancements, and other visual display improvements. We also launched the first version of our new "Discover" product, designed to promote local travel searches, providing users with inspiration to travel to nearby destinations. In 2020, we also began to offer our advertisers the ability to promote their brands through display-based advertising placements and sponsored listings on our websites. For more information on sponsored listings, see "Marketplace" below.

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
We also generate travel content as a means of engaging with travelers, which is distributed online via social media, our online magazine and email.

Performance marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Bing, Google, Naver and Yahoo! and through display advertising campaigns on advertising networks, affiliate websites and social media sites. Mobile app marketing remains important given the high usage of that device type.

Allocation of marketing spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend. We continue to develop the methodologies we use to inform decisions about how much we spend on each marketing channel. We look at a range of metrics including behavior on the trivago website as well as subsequent booking behavior with our partners to determine the optimal mix of spend.

Sales
Our sales team seeks to provide tailored advice to each of our existing and prospective OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.
Relationship building with smaller advertisers, including some independent hotels, differs from those with OTAs and sophisticated hotel chains as they are often less familiar with CPC bidding models and online advertising more broadly. This typically ensures a longer sales cycle where the starting point can be building awareness of the relevance of our marketplace or articulating the opportunities that our platform offers. It often requires onboarding by encouraging the optimization of such advertisers' information and profiles on our site, offering products to further enhance their profiles, and encouragement to start running a CPC or CPA campaign directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each accommodation provider.

Marketing tools and services for advertisers
We offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites. Our tools and services, including the subscription-based trivago Business Studio Pro Apps Package, provide tailored solutions for OTAs, hotel chains and independent hotel advertisers to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs.

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

CPC Bidding Model
Our advertisers continue to participate in our marketplace primarily through CPC, or cost-per-click, bidding. Advertisers that use this method submit CPC bids for each user click on an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis and provide us with information on hotel room and other accommodation rates and availability on a near-real time basis. With "bid modifiers", advertisers can adjust their bids for referrals according to a variety of dimensions, including time-to-travel and length-of-stay.
In 2020, we also began to offer our advertisers the opportunity to advertise and promote their business through hotel/accommodation sponsored placements on our websites. This service is generally also priced on a CPC basis, and guarantees that advertiser placement in a pre-selected slot at the top of our search results.

Cost-per-acquisition model
In response to the changing market environment in 2020, we began to offer our advertisers the opportunity to participate in our marketplace on a CPA, or cost-per-acquisition, basis, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral. The CPA model enables our advertisers to be charged only in the event a user ultimately completes a booking and allows advertisers to reduce their risk as they only pay when an actual booking takes place. Advertisers may set multiple CPA campaigns in a given market, and update CPA inputs for each campaign frequently. When an advertiser opts to participate in our marketplace on a CPA basis, we calculate a CPC bid-equivalent based on potential booking value and conversion and the CPA inputs. This equivalent is then used for the purpose of the ranking and sorting algorithm described below.

Ranking and sorting algorithm
In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on likely booking conversion and the CPC bids submitted by our advertisers (or CPC equivalent, as the case may be).
CPC levels play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to pay. Generally, the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for an accommodation advertisement on our marketplace. This means that the levels of advertisers’ CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has for some period of time withdrawn from its active inventory on trivago.
By managing their CPC bids, their CPA campaigns and hotel room and other accommodation rates submitted on our marketplace, our advertisers can influence their own returns on investment and the volumes of referral traffic we generate for them. We believe that by providing services to help our advertisers, we can increase competition and create a more level playing field for our advertisers. By doing this, we aim to mitigate competitive disadvantages for smaller advertisers on our marketplace and to deliver more choice for our users.

Our strategy
Our mission is "to be your companion to experience our world." We seek to enable people to navigate the world of travel and experiences through products that make the vast number of available options accessible and comparable for our users and offer inspiration. To fulfill our mission and successfully support our customers and partners, our strategy is focused on continuous improvement of our existing products, as well as enhancing our value proposition to serve our customers across a broader spectrum of their travel and leisure needs.
Our core travel search product is tailored towards users that have a very specific trip or experience in mind and are searching for the best way to fulfill their needs. With a comprehensive coverage of accommodation options across markets, accommodation categories and rate options, we strive to continue to serve a key need of our users and believe this ability has built our position as a leading global accommodation search platform. We intend to enhance our core offering while assessing which complementary search services are beneficial to our users to help improve their overall search experience.
More recent product developments are focused on users who want to travel but are in need of inspiration as to where and when to travel. We have started to develop a product that offers inspiration for local travel and will continue to expand our offering to inspire our users to experience the world.

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
We generate the large majority of our Referral Revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 28% of our Referral Revenue for the year ended December 31, 2020. Booking Holdings and its affiliated brands, including Booking.com, Agoda and priceline.com, accounted for 46% of our Referral Revenue for the year ended December 31, 2020.
Nearly all of our agreements with advertisers, including our agreements with our largest advertisers, may be terminated at will or upon three to seven days’ prior notice by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3: Key information - D. Risk factors".

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
Our employees and culture
We believe that our entrepreneurial corporate culture is a key ingredient to our success. It has been designed to reflect the fast-moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees operate as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continuously seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and improve approaches going forward.
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
We consider these values as the foundations of our corporate culture and encourage our employees through regular feedback processes to act and work in accordance with such values.

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
We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our Advertising Spend. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future. It is difficult to forecast the seasonality for future periods, given the uncertainty related to the duration of the impact from COVID-19 and the shape and timing of any sustained recovery.

Intellectual property
Our intellectual property, including trademarks, is an important component of our business. We rely on confidentiality procedures and contractual provisions with suppliers to protect our proprietary technology and our brands. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, "Hotel? trivago," Room5, Youzhan, our "WABI" trivago logo and our trivago logo. These trademarks are registered in various jurisdictions.

Government regulation
trivago provides, receives and shares data and information with its users, advertisers and other online advertising providers and conducts consumer facing marketing activities that are subject to consumer protection laws in jurisdictions in which we operate, regulating unfair and deceptive practices. For example, the United States and the European Union, or EU (including at member state level) - but also many other jurisdictions - are increasingly regulating commercial and other activities on the Internet, including the use of information retrieved from or transmitted over the Internet, the display, moderation and use of user-generated content, and are adopting new rules aimed at ensuring user privacy and information security as well as increasingly regulating online marketing, advertising and promotional activities and communications, including rules regarding disclosures in relation to the role of algorithms and price display messages in the display practices of platforms.
There are also new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as addressing liability for third-party activities. Moreover, the applicability to the Internet of existing laws addressing issues such as intellectual property ownership and infringement is uncertain and evolving.
In particular, we are subject to an evolving set of data privacy laws. The EU’s General Data Protection Regulation 2016/679, or GDPR, has been in effect since May 25, 2018. The GDPR and national GDPR implementation acts on an EU member state level provide for a number of changes to the EU data protection regime. The GDPR applies to any company established in the European Union, as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior (for example, trip booking services). The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. We may also be exposed to civil litigation including claims for damages and other adverse consequences. We may incur substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant further changes in our business operations and product and services development, all of which may adversely affect our revenues and our business overall. Further, the United Kingdom’s exit from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR achieved Royal Assent on May 23, 2018 is now effective in the United Kingdom alongside a UK only adaptation of the GDPR which took effect on January 1, 2021, it is still unclear whether transfer of data from the EU to the United Kingdom will remain lawful under the GDPR without additional safeguards. We may also incur costs to comply with new requirements and restrictions for data transfers between the European Union and the United Kingdom based on applicable regulations. Other substantial markets such as Brazil and California have implemented privacy laws with similar provisions. The United States could implement a federal privacy law. Australia and New Zealand have or are amending their privacy laws. As a result of Brexit, the existing privacy laws in the United Kingdom could change. Many other markets are implementing privacy legislation. This may require relevant financial effort to implement.
In addition, EU laws regulate transfers of EU personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. A number of our service providers and hotels operate in such jurisdictions. The laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the EU are rapidly evolving and likely to remain uncertain for the foreseeable future. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EU to the United States and other jurisdictions. For example, on July 16, 2020, the European Court of Justice, or CJEU, invalidated the EU-U.S. Privacy Shield framework, or Privacy Shield, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. The same decision also cast doubt on the ability to use one of the primary alternatives to the EU-U.S. Privacy Shield framework, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield Frameworks and the Standard Contractual Clauses for the foregoing purposes, which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation and business.
Many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities (for example, the P2B Regulation in the European Union's New Deal for Consumers, The EU's Data Governance Act, The EU's Digital Markets Act, The EU's Digital Services Act).
Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet display, disclosure and advertising activities. For example, the EU legislators are preparing a new ePrivacy Regulation which is supposed to amend and replace the ePrivacy Directive (2002/58/EC) as amended and respective EU member state implementation laws. This change in the law on an EU level may have significant impact on the legal requirements for electronic communication including the operation of and user interaction with websites (such as possibly requiring browsers to block access and use of device data and storage by default) and may require relevant financial effort to implement the new laws. Whereas it is currently still unclear if and when the proposed ePrivacy Regulation will enter into effect, European regulators and courts tend to apply the current law more restrictively in a way which effectively anticipates opt-in requirements under the proposed ePrivacy Regulation. European regulators increasingly take efforts to enforce their positions.
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

Infrastructure
We host our platform at four different locations in Germany, the United States and Hong Kong, while also leveraging cloud-hosted services, which we believe offers us secure and scalable storage and processing power at manageable incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. Where required, our data centers are payment card industry (PCI) compliant and accordingly, it is our policy to store separately the limited amount of relevant sensitive data that we do capture. We have designed our websites, apps and infrastructure to be able to support high-volume demand.

Software
We develop our own software employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

C.    Organizational structure
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2020:

Free Float
Expedia Lodging Partner Services S.á.r.l.
Founders
59.0 %
(Class B Shares)*
25.2 %
(Class B Shares)*
15.8 %
(Class A Shares)*
trivago N.V.

* The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.6 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. On June 2, 2020, Mr. Vinnemeier entered into a Rule 10b5-1 sales plan with a broker to sell 3,500,000 ADSs. The chart above assumes Mr. Vinnemeier has sold all ADSs that are the subject of the trading plan, which is, however, scheduled to remain in effect until March 31, 2021.
trivago N.V. is the direct or indirect holding company of our subsidiaries. As of December 31, 2020, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant".

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
As a result of recent negotiations of our lease contract for the Campus in Düsseldorf, Germany, we signed an amendment to the contract, which became effective in January 2021. The agreement includes the return of unused office spaces and a corresponding reduction of rent, as well as the sale of certain fixed assets related to the space to the landlord. Please refer to Note 19 - Subsequent events for further details.
We have additional 2,951 square meters of leased office space in Germany and 381 square meters of leased office space in Spain.

Item 4A: Unresolved staff comments
None.

Item 5: Operating and financial review and prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3: Key information - D. Risk factors” and “Special note regarding forward-looking statements” sections and elsewhere in this annual report.
For a discussion of the year ended December 31, 2019 compared to December 31, 2018, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, "Item 5: Operating and financial review and prospects."

A. Operating results
Overview
Our total revenue for the years ended December 31, 2019 and 2020 was €838.6 million and €248.9 million, respectively, representing a decrease of 70%. Our Referral Revenue for the years ended December 31, 2019 and 2020 was €823.6 million and €238.4 million, respectively, representing a decrease of 71%.
The decrease in Referral Revenue was broadly similar across all segments with a year-over-year decrease of 71%, 70% and 73% in Americas, Developed Europe and Rest of World.
We recorded a goodwill impairment charge of €207.6 million in the year ended December 31, 2020, see Note 8 - Goodwill and intangible assets, net in the notes to our consolidated financial statements.
Our net income for the year ended December 31, 2019 was €17.2 million, while our net loss for the year ended December 31, 2020, was €245.4 million, representing an decrease of €262.6 million from 2019 to 2020.
Adjusted EBITDA for the years ended December 31, 2019 and 2020 was €70.0 million and €(12.3) million, respectively.

Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. In the third quarter of 2020, we started to offer our advertisers the option to participate in our marketplace on a cost-per-acquisition, or CPA, basis and plan to onboard additional advertisers to CPA billing in 2021. See “Item 4: Information on the company - B. Business overview - Marketplace."
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
Since a visitor may generate several referrals on the same day, but typically intends to only make one booking on a given day, we track and monitor the number of Qualified Referrals from our platform. We define a "Qualified Referral" as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple accommodation offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral. While we charge advertisers for every referral, we believe that the Qualified Referral metric is a helpful proxy for the number of unique visitors to our site with booking intent, which is the type of visitor our advertisers are interested in and which we believe supports bidding levels in our marketplace.
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
The following table sets forth the number of Qualified Referrals for our reportable segments for the periods indicated:

	Year ended December 31,		% Change
(in millions) (unaudited)	2019	2020	2020 vs 2019
Americas	146.1	70.5	(51.7)%
Developed Europe	195.4	90.9	(53.5)%
Rest of World	180.5	79.2	(56.1)%
Total	522.0	240.6	(53.9)%

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
The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

	Year ended December 31,		% Change
RPQR in € (unaudited)	2019	2020	2020 vs 2019
Americas	2.09	1.27	(39.2)%
Developed Europe	1.78	1.13	(36.5)%
Rest of World	0.95	0.58	(38.9)%
Total	1.58	0.99	(37.3)%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

Year ended December 31,
% decrease in RPR (unaudited)	2020 vs 2019
Americas	(35.9)%
Developed Europe	(30.6)%
Rest of World	(33.3)%
Total	(31.1)%

Year ended December 31,
% decrease in number of referrals (unaudited)	2020 vs 2019
Americas	(54.8)%
Developed Europe	(57.2)%
Rest of World	(60.4)%
Total	(57.7)%

Year ended December 31,
% decrease in Qualified Referrals (unaudited)	2020 vs 2019
Americas	(51.7)%
Developed Europe	(53.5)%
Rest of World	(56.1)%
Total	(53.9)%

Year ended December 31,
% decrease in click-out (unaudited)	2020 vs 2019
Americas	(5.9)%
Developed Europe	(8.1)%
Rest of World	(10.1)%
Total	(8.4)%

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our advertising expenses, or ROAS. We believe that ROAS is an indicator of the effectiveness of our advertising, and it is our primary operating metric. We believe the development of our ROAS among the reportable segments is primarily related to the different stages of development of our markets. For example, in Developed Europe, where we have operated the longest on average, we have historically experienced the highest average ROAS. Our ROAS in the Rest of World segment, where we have the lowest average ROAS, is also impacted significantly by the number of markets in the segment, including markets that have the lowest brand awareness.
Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
Our ROAS by reportable segment for the years ended December 31, 2019 and 2020 was as follows:

	Year ended December 31,
ROAS by segment (unaudited)	2019	2020
Americas	130.4%	156.8%
Developed Europe	150.7%	169.3%
Rest of World	112.5%	143.2%
Consolidated ROAS	133.6%	158.9%

In 2020, Consolidated ROAS improved to 158.9% compared to 133.6% in the same period in 2019. ROAS improved by 26.4ppts, 18.6ppts and 30.7ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019.
The increases in ROAS were mainly driven by significant reductions in brand marketing activities and higher ROAS targets in our performance marketing channels in reaction to the COVID-19 pandemic. As a result, Advertising Spend decreased by 75.6%, 73.6%, 78.9% in Americas, Developed Europe and RoW, respectively. Across all segments, the reductions in Advertising Spend more than offset the decline in Referral Revenue resulting from lower Qualified Referrals and RPQR.

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

Recent and ongoing trends in our business
The following recent and ongoing trends have contributed to the results of our consolidated operations, and we anticipate that they will continue to impact our future results.
COVID-19 Pandemic
During 2020, the COVID-19 pandemic, and measures to contain the virus, including government travel restrictions and quarantine orders, have had a significant negative impact on us, as well as the travel industry generally. Since the onset of the COVID-19 pandemic in early 2020, Qualified Referrals and RPQR have been significantly below prior year levels. The COVID-19 pandemic has negatively impacted consumer sentiment and consumers' ability to travel, and many of our advertisers, particularly hotels, continue to operate at reduced service levels. We have also experienced elevated volatility on our marketplace due to mandated travel restrictions, and our advertisers have implemented varied bidding strategies, as their expectations regarding cancellations differ in significant respects. The pandemic has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which may lead to prolonged recessions and further a reduction in consumer or business spending on travel activities, which may negatively impact the timing and level of a recovery in travel demand. As a result of the increased number of COVID-19 cases that intensified in October 2020 and related implementations of additional travel restrictions in the fourth quarter of 2020, particularly in Europe, we have seen recent reversals of our somewhat improved financial results in the summer period, when the spread of the virus had been contained to varying degrees in certain countries, some travel restrictions had been lifted and some consumers had become more comfortable traveling, particularly to domestic locations.
We expect COVID-19 to continue to significantly impact our financial and operating results well into 2021. However, the full duration and total impact of COVID-19 remains uncertain, and it is difficult to predict how the recovery will play out for the travel industry and, in particular, our business. For at least the first quarter of 2021, we expect strict mobility restrictions to continue to be imposed across most of our major markets. While we expect that some restrictions might start to be eased in the second quarter of 2021, our ultimate financial performance in that period will depend on factors outside of our control, including the progress and effectiveness of the vaccination programs, individuals’ confidence in resuming travel activities and many other uncertainties.
There is considerable uncertainty to what extent and when our largest advertisers will resume advertising on our platform in the future at levels similar to (or approaching) those preceding the pandemic. Our eventual recovery after the COVID-19 pandemic may be affected by a number of factors including:
•our advertisers’ future willingness to emphasize us as a traffic acquisition channel and to increase their bids on our marketplace to pre-pandemic levels;
•our future marginal returns on Advertising Spend once we resume significant marketing activities (particularly on TV);
•the effect on our advertising strategy as a result of the accelerated shift from linear TV to digital formats;
•travelers' preferences for types of destinations (e.g., cities) or accommodation types that we have historically been better able to monetize but have had a declining share during the pandemic;
•the timing of the recovery, if any, of certain kinds of travel (e.g., business travel) as a result of the pandemic;
•further industry consolidation;
•the continued effect of competition on us, particularly from Google Hotel Ads; and
•the continued declining share of first-time users that we can deliver to our largest OTA advertisers, which may have been accelerated by the pandemic and may, in turn, negatively affect RPQR.

Restructuring and maintenance of liquidity position
In response to this challenging environment, we took a number of steps during 2020 to maintain our cash liquidity and our relationships with our advertisers:
•To preserve our cash reserves, we undertook a restructuring, making significant headcount reductions and consolidating our office locations, which resulted in restructuring costs of €6.2 million in 2020. We also signed an amendment to our lease contract for our campus in Düsseldorf, which became effective in January 2021. As amended, the agreement provides for the return of unused office space as of January 1, 2021 and a corresponding reduction of rent, as well as the sale to the landlord of certain fixed assets related to the space. As a result of this amendment and the restructuring, we expect to reduce our personnel and office related expenses in 2021 in an aggregate amount of approximately €25 million compared to 2019. This reduction is expected to relate primarily to technology and content, selling and marketing and general and administrative expenses. As of the date of this annual report, we do not expect to incur material restructuring charges in 2021, and do not expect the restructuring to have a material impact on revenue in 2021. See Note 9 - Restructuring in the notes to our consolidated financial statements for further details.
•We significantly reduced Advertising Spend, our largest variable expense. For the year 2020, our consolidated Advertising Spend was €150.0 million, compared to €616.7 million in 2019. We were able to reduce or delay our advertising commitments, with very few exceptions where previous commitments could not be reduced.
•Our account management and finance teams worked very closely with our advertisers to find solutions to manage our receivables that were outstanding at the outset of the COVID-19 pandemic. We accommodated the requests of many advertisers to extend payment dates and to pay outstanding invoices in installments and were able to collect the great majority of such receivables.
As a result of these efforts, total cash, cash equivalents and restricted cash amounted to €210.8 million as of December 31, 2020 compared to €220.5 million as of December 31, 2019.

Goodwill impairment charge
As a result of the continued deterioration of our business due to the COVID-19 outbreak, we performed a goodwill impairment analysis during the first quarter of 2020. After analyzing the expected economic and financial impacts of the pandemic, we recorded an impairment charge of €207.6 million. For more information on the impairment charge, see Note 8 - Goodwill and intangible assets, net in the notes to our consolidated financial statements.

Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In the year ended December 31, 2020, our revenue share from mobile websites and apps continued to exceed 60%.
Visitors to our search platform via mobile phones and tablets generally result in bookings for our advertisers at a lower rate than visitors to our platform via desktop. We believe this is due to a general difference in the usage patterns of mobile phones and tablets. We believe many visitors use mobile phones and tablets as part of their search process, but prefer finalizing hotel selections and completing their bookings on desktop websites. This may be due in part to users generally finding the booking completion processes, including entering payment information, somewhat easier or more secure on a desktop than on a mobile device. We believe that over time and as more travelers become accustomed to mobile transactions, this sentiment may shift.
We have historically had, and currently have, a single price structure for referrals from both desktop and mobile. We may choose to adopt a differentiated pricing model between mobile and desktop applications, which would likely lead to an increase in desktop revenue share, as the pricing for desktop applications would increase due to higher conversion rates, while the pricing for apps on mobile and tablets would likely decrease. We do not expect this to have a material impact on revenue, as long as there are sufficient active participants on both desktop and mobile to ensure our marketplace functions effectively, as we believe that the current bids advertisers place on our CPC-based bidding system reflect the overall efficacy of the combined desktop and mobile prices they receive.

Advertiser structure
We continue to generate most of our Referral Revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 28% of our Referral Revenue for the year ended 2020. Booking Holdings and its affiliated brands, Booking.com, Agoda and priceline.com accounted for 46% of our Referral Revenue for the year ended 2020. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost.

Results of Operations
Comparison of the years ended December 31, 2019 and 2020:

	Year ended December 31,		% Change
(in thousands)	2019	2020	2020 vs 2019
Consolidated statement of operations:
Revenue	€554,046	€181,491	(67.2)%
Revenue from related party	284,571	67,430	(76.3)%
Total revenue	838,617	248,921	(70.3)%

Costs and expenses:
Cost of revenue	9,159	10,133	10.6%
Selling and marketing	664,155	178,255	(73.2)%
Technology and content	69,924	64,258	(8.1)%
General and administrative	55,543	40,935	(26.3)%
Amortization of intangible assets	1,685	373	(77.9)%
Impairment of goodwill	—	207,618	100.0%
Operating income/(loss)	38,151	(252,651)	n.m.

Other income/(expense)
Interest expense	(33)	(270)	n.m.
Other, net	(428)	(212)	(50.5)%
Total other income/(expense), net	(461)	(482)	4.6%

Income/(loss) before income taxes	37,690	(253,133)	n.m.
Expense/(benefit) for income taxes	20,982	(8,494)	n.m.
Income/(loss) before equity method investment	16,708	(244,639)	n.m.
Income/(loss) from equity method investment	453	(739)	n.m.
Net income/(loss)	17,161	(245,378)	n.m.

n.m. not meaningful

	Year ended December 31,
	2019	2020
Consolidated statement of operations as a percent of total revenue:
Revenue	66.1%	72.9%
Revenue from related party	33.9%	27.1%
Total revenue	100.0%	100.0%
Costs and expenses:
Cost of revenue	1.1%	4.1%
Selling and marketing	79.2%	71.6%
Technology and content	8.3%	25.8%
General and administrative	6.6%	16.4%
Amortization of intangible assets	0.2%	0.1%
Impairment of goodwill	—%	83.4%
Operating income/(loss)	4.5%	(101.5)%

Other income/(expense)
Interest expense	(0.0)%	(0.1)%
Other, net	(0.1)%	(0.1)%
Total other income/(expense), net	(0.1)%	(0.2)%

Income/(loss) before income taxes	4.5%	(101.7)%
Expense/(benefit) for income taxes	2.5%	(3.4)%
Income/(loss) before equity method investment	2.0%	(98.3)%
Income/(loss) from equity method investment	0.1%	(0.3)%
Net income/(loss)	2.0%	(98.6)%

Revenue
Our total revenue in the year ended December 31, 2020 consisted of Referral Revenue of €238.4 million and other revenue of €10.6 million.
Total revenue for the year ended December 31, 2020 was €248.9 million, representing a decrease of €589.7 million, or 70.3%, compared to the year ended December 31, 2019. Revenue from related parties for the year ended December 31, 2020 decreased by €217.2 million, or 76.3%, compared to the year ended December 31, 2019, while revenue from third parties decreased by €372.5 million, or 67.2% for the same period.
Referral revenue for the year ended December 31, 2020 was €238.4 million, representing a decrease of €585.2 million, or 71.1%, compared to the year ended December 31, 2019. Referral Revenue was negatively impacted by significant declines in Qualified Referrals and RPQR. The number of Qualified Referrals decreased by 53.9% in the year ended December 31, 2020 compared to the same period in 2019, while RPQR decreased by 37.3%.
The year-over-year decline in Qualified Referrals was broadly similar among all segments. It was primarily driven by significant traffic volume declines resulting from the subdued levels of travel activities due to the COVID-19 pandemic and subsequent reductions in our Advertising Spend across all of our segments.
RPQR decreased in all segments in the year ended December 31, 2020 primarily driven by cautious behavior of our advertisers due to continued uncertainty around future cancellations, which is reflected in lower bidding levels across all segments, as well as by significant reductions by advertisers of their bids on our platform and the deactivations of campaigns made in initial response to the COVID-19 outbreak.

This softness in bids was the primary driver for the year-over-year decline in RPQR across all segments. In the second half of 2020, we additionally experienced negative impacts from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in Latin Americas to the euro.
The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,		% Change
(in millions)	2019	2020	2020 vs 2019
Americas	€305.1	€89.3	(70.7)%
Developed Europe	347.1	102.9	(70.4)%
Rest of World	171.5	46.1	(73.1)%
Total	€823.6	€238.4	(71.1)%
Note: Some figures may not add due to rounding.

Referral Revenue in Americas in the year ended December 31, 2020 decreased by €215.8 million, or 70.7%, compared to the year ended December 31, 2019. The year-over year decline in Referral Revenue in this segment was mainly driven by a decline in Qualified Referrals and RPQR as a result of the COVID-19 pandemic.
Qualified Referrals declined significantly after the outbreak of the COVID-19 pandemic. In the second half of 2020, this decline in Qualified Referrals was less pronounced. RPQR decreased by €0.82, or by 39.2% in the year ended December 31, 2020 compared to the same period in 2019, primarily due to reductions by advertisers of their bids on our platform and the deactivations of campaigns in initial response to the COVID-19 outbreak, as well as the softness in bids described above. RPR decreased by 35.9%, compared to the year ended December 31, 2019.
Referral Revenue in Developed Europe in the year ended December 31, 2020 decreased by €244.2 million, or 70.4%, compared to the year ended December 31, 2019 which was mainly driven by the COVID-19 outbreak. Referral Revenue declined significantly at the outbreak of the COVID-19 pandemic but improved somewhat during the summer months, when the COVID-19 pandemic was relatively muted in Developed Europe. This improvement reversed itself later in the year as a result of the reimplementation of additional travel restrictions in Developed Europe.
RPQR decreased by €0.65, or by 36.5% in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to reductions by advertisers of their bids on our platform and the deactivations of campaigns in initial response to the COVID-19 outbreak, as well as the softness in bids described above. The RPR for the period decreased by 30.6%, compared to the year ended December 31, 2019.
Referral Revenue in RoW in the year ended December 31, 2020 decreased by €125.4 million, or 73.1%, compared to the year ended December 31, 2019, which was mainly driven by the COVID-19 outbreak. Referral Revenue declined significantly at the outbreak of the COVID-19 pandemic. This decline was less pronounced during the second half of 2020, when the COVID-19 pandemic was relatively muted in RoW. This improvement reversed itself later in the year as a result of the reimplementation of additional travel and warnings in RoW. RPQR decreased by €0.37, or 38.9% in the year ended December 31, 2020 compared to the year ended December 31, 2019 due to reductions by advertisers of their bids on our platform and the deactivations of campaigns in initial response to the COVID-19 outbreak, as well as the softness in bids described above. The RPR for the period decreased by 33.3% compared to the year ended December 31, 2019.

Cost of Revenue and Expenses
Cost of revenue
Our cost of revenue consists primarily of our third-party cloud-related service provider expenses, data center costs, personnel-related expenses and share-based compensation for our data center operations staff and our customer service team.
Cost of revenue was €10.1 million for the year ended December 31, 2020, and increased by €0.9 million, or 10%, compared to the year ended December 31, 2019. The increase was primarily driven by higher personnel-related costs of €0.7 million mainly due to higher headcount included in cost of revenue, as well as higher third-party IT service providers costs. Share-based compensation decreased by €0.1 million in the year ended December 31, 2020, compared to the year ended December 31, 2019.

Selling and marketing
Selling and marketing is divided into advertising expense and other selling and marketing expenses, as well as share-based compensation expense.
Advertising expense consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing and content marketing.
Other selling and marketing expenses include personnel-related expenses for our marketing, sales and hotel relations teams, as well as production costs for our TV spots and other marketing material, and other professional fees such as market research costs.

	Year ended December 31,		% Change
(in millions)	2019	2020	2020 vs 2019
Advertising expense	€616.7	€150.0	(75.7)%
% of total revenue	73.5%	60.3%
Other selling and marketing	45.1	27.1	(39.9)%
% of total revenue	5.4%	10.9%
Share-based compensation	2.4	1.2	(50.0)%
% of total revenue	0.3%	0.5%
Total selling and marketing expense (1)	€664.2	€178.3	(73.2)%
% of total revenue	79.2%	71.6%

Selling and marketing expenses for the year ended December 31, 2020 decreased by €485.9 million, or 73.2%, compared to the year ended December 31, 2019, primarily driven by significant reductions in Advertising Spend across all segments due to the COVID-19 pandemic.
Advertising Spend decreased by €466.7 million, or 75.7%, in the year ended December 31, 2020 compared to the year ended December 31, 2019.
In reaction to the COVID-19 pandemic, we reduced our Advertising Spend significantly starting at the end of the first quarter of 2020. This reduction continued across all segments throughout 2020. During the summer months in Developed Europe where the COVID-19 pandemic was relatively muted, the reduction in our Advertising Spend was less pronounced as we took advantage of a slight recovery in travel demand in that segment.
We reduced our Advertising Spend to €57.0 million, €60.8 million and €32.2 million in Americas, Developed Europe and RoW, respectively, compared to €233.9 million, €230.3 million and €152.5 million, in the year ended December 31, 2019.

Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2020 decreased by €18.0 million, or 39.9%, compared to the year ended December 31, 2019, primarily driven by €8.5 million in reduced television advertisement production costs, and by lower personnel-related costs. Personnel-related costs for the year ended December 31, 2020 decreased by €4.7 million, or 23.4%, mainly due to lower headcount and employee benefits. This was slightly offset by restructuring costs incurred in the year ended December 31, 2020 (see "Costs across multiple categories" below).
Professional fees and other expenses for the year ended December 31, 2020 decreased by €4.8 million, compared to the same period in 2019, mainly driven by lower office-related expenses (see "Costs across multiple categories" below) and lower marketing analytics costs. Additionally, we incurred lower digital sales taxes due to the decrease in Referral Revenue caused by the COVID-19 pandemic.
Share-based compensation decreased by €1.2 million, or 50.0% in the year ended December 31, 2020 compared to the year ended December 31, 2019, which was mainly driven by award forfeitures, partly offset by new grants during the year.

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

	Year Ended December 31,		% Change
(in millions)	2019	2020	2020 vs 2019
Personnel	€40.0	€37.4	(6.5)%
Share-based compensation	6.0	3.8	(36.7)%
Depreciation of technology assets	6.2	7.2	16.1%
Professional fees and other	17.8	15.8	(11.2)%
Total technology and content	€69.9	€64.3	(8.0)%
% of total revenue	8.3%	25.8%

Technology and content expense for the year ended December 31, 2020 decreased by €5.6 million, or 8.0%, compared to the year ended December 31, 2019, mainly due to lower personnel-related costs and lower share-based compensation.
Personnel-related costs for the year ended December 31, 2020 decreased by €2.6 million, or 6.5%, mainly due to lower headcount, lower employee benefits and increased capitalization of our developers' salaries. This was partly offset by restructuring costs incurred in the year ended December 31, 2020 (see "Costs across multiple categories" below).
Share-based compensation decreased by €2.2 million, or 36.7%, for the year ended December 31, 2020, which was mainly driven by award forfeitures partly offset by new grants during the year.
Professional fees and other expenses decreased by €2.0 million, or 11.2%, mainly due to a €1.5 million decrease in office-related expenses (see "Costs across multiple categories" below) and a €1.3 million decrease in external content development costs. These decreases were partly offset by higher third-party IT service provider costs and capitalized software depreciation due to a larger underlying asset.

General and administrative
General and administrative expense consists primarily of personnel-related costs including those of our executive leadership, finance, legal and human resource functions, as well as professional fees for external services including legal, tax and accounting. It also includes other overhead costs, depreciation and share-based compensation.

	Year ended December 31,		% Change
(in millions)	2019	2020	2020 vs 2019
Personnel	€18.6	€16.6	(10.8)%
Share-based compensation	11.3	9.9	(12.4)%
Professional fees and other	25.6	14.4	(43.8)%
Total general and administrative	€55.5	€40.9	(26.3)%
% of total revenue	6.6%	16.4%

General and administrative expense for the year ended December 31, 2020 decreased by €14.6 million, or 26.3%, compared to the year ended December 31, 2019, primarily due to a decrease in professional fees and other expenses of €11.2 million, or 43.8%. The decrease resulted mainly from a legal provision recognized in the fourth quarter of 2019, as well as lower consulting expenses compared to the same period in 2019. The decrease was further driven by lower office-related expenses (see "Costs across multiple categories" below) and lower charitable contributions. These were partly offset by the impact of a cyber-related fraud case, which occurred in the first quarter of 2020.
Personnel-related costs for the year ended December 31, 2020 decreased by €2.0 million, or 10.8%, primarily as a result of lower headcount and employee benefits. These were partly offset by restructuring costs incurred in the year ended December 31, 2020 (see "Costs across multiple categories" below).
Share-based compensation decreased by €1.4 million, or 12.4%, for the year ended December 31, 2020, which was mainly driven by award forfeitures partly offset by new grants during the year.

Costs across multiple categories
In connection with our restructuring activities, we incurred charges of €6.2 million in the year ended December 31, 2020, primarily consisting of severance and benefits charges. Charges recorded in technology and content expense were €2.9 million,€1.8 million in selling and marketing expense and €1.5 million in general and administrative expense. See Note 9 - Restructuring for further details.
Office-related expenses decreased by €3.7 million in the year ended December 31, 2020, compared to the year ended December 31, 2019, as we terminated unused office space leases in November 2019 and consolidated our office locations in 2020 as part of our restructuring initiatives.
In addition, trivago reduced employee benefits and events due to the COVID-19 pandemic in the year ended December 31, 2020, leading to reductions in personnel-related costs.
As result of the above explained office-related expenses and employee benefits costs decreases, technology and content expense decreased by €3.4 million, selling and marketing expense by €2.2 million and general and administrative expense by €1.5 million in the year ended December 31, 2020, compared to the year ended December 31, 2019.

Amortization of intangible assets
Amortization of intangible assets was €0.4 million in the year ended December 31, 2020 and decreased by €1.3 million compared to the year ended December 31, 2019, as the underlying assets, recognized by Expedia Group upon the acquisition of a majority stake in trivago GmbH in 2013, were fully amortized in the first quarter of 2020.

Impairment of goodwill
We recorded an impairment charge of €207.6 million in the year ended December 31, 2020. See Note 8 - Goodwill and intangible assets, net in the notes to our consolidated financial statements for further details.

Operating income (loss)
Our operating loss was €252.7 million for the year ended December 31, 2020 compared to an operating income of €38.1 million for the year ended December 31, 2019. The decline was mainly driven by an impairment of goodwill of €207.6 million recorded in the first quarter of 2020. The decline was further driven by a sharp decline in Referral Revenue due to the COVID-19 pandemic for the year ended December 31, 2020. Our operating loss was partly offset by reductions in operating expenses by €506.5 million, compared to the year ended December 31, 2019, mostly attributable to lower Advertising Spend, to the restructuring of our organization and to lower professional fees and production costs for television advertisement.

Other income/(expense)
Other expense was €0.5 million for the year ended December 31, 2020, and remained stable compared to the year ended December 31, 2019 as the increase in foreign exchange rate losses and interest expense were offset by gains recognized on disposals and interest income.

Expense (benefit) for income taxes

	Year ended December 31,		% change
(in millions)	2019	2020	2020 vs 2019
Expense/(benefit) for income taxes	€21.0	€(8.5)	140.5%
Effective tax rate	55.7%	3.4%

The income tax expense/(benefit) is mainly driven by income/(loss) before income taxes of €(253.1) million in 2020 and €37.7 million in 2019. Our effective tax rate was 3.4% in 2020 compared to 55.7% in 2019. Non-deductible share-based compensation of (pre-tax) €15.1 million in 2020 and €19.9 million in 2019 had an impact on the effective tax rates of (1.9)% and 16.5% in the years ended December 31, 2020 and 2019, respectively. In 2020, non-deductible impairment expenses on goodwill of €207.6 million had an impact on the effective tax rate of (25.6)%. Movement in valuation allowance resulted in €0.5 million in 2020 (nil in 2019). Additional details on the movement in valuation allowance are included in Note 12 - Income taxes in the notes to our consolidated financial statements. In 2020, €0.3 million related to foreign withholding tax deductions (nil in 2019). Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.

Income/(loss) from equity method investment
For the year ended December 31, 2020 included in income/(loss) from equity method investment is a €1.1 million impairment charge relating to our investment in myhotelshop GmbH. See Note 3 - Acquisitions and divestitures in the notes to our consolidated financial statements for further details.

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

Interest rate risk
We did not experience any significant impact from changes in interest rates and had no amounts outstanding under our credit facility during the year ended December 31, 2020. The facility was cancelled by the lender in early 2021.

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
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €1.8 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable and accounts payable balances as of December 31, 2020. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the year ended December 31, 2020 we increased our net foreign exchange rate losses to €0.8 million compared to €0.4 million in the year ended December 31, 2019.

Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 27% of our total revenue for the year ended December 31, 2020 and 20% of total accounts receivable as of December 31, 2020. Booking Holdings and its affiliates represented 44% of our revenue for the year ended December 31, 2020 and 47% of total accounts receivable as of December 31, 2020.

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
For more information on each of these policies, see Note 2 - Significant accounting policies in the notes to our consolidated financial statements. We discuss information about the nature and rationale for our critical accounting estimates below.

Leases
We have operating leases for office space and office equipment. Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term.
Given the rate implicit in our leases is not typically readily determinable, we have to estimate the Incremental Borrowing Rate ("IBR") to be used as the discount rate in order to measure the present value of future lease payments.
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces. This amendment will be treated as a lease modification. See Note 19 - Subsequent events in the notes to our consolidated financial statements for further details.
The IBR will be used to derive gain or loss on lease modification and adjustments to Operating lease ROU assets and lease liabilities as of the effective date of the lease modification. Estimating the IBR requires assessing a number of inputs including an estimated synthetic credit rating, collateral adjustments and interest rates. Selecting different inputs for this estimation may result in materially different gain or loss on lease modification and adjustments to Operating lease ROU assets and lease liabilities.

Recoverability of goodwill and indefinite-lived intangible assets
Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually as of September 30, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount, followed by performing a quantitative assessment by comparing the fair value of the reporting unit to the carrying value, if necessary. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative goodwill impairment test. An impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value.
We generally base the measurement of fair value of our three reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. The market valuation approach indicates the fair value of the business based on a comparison of the reporting unit to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment, assessing comparable revenue and operating income multiples and the control premium applied in estimating the fair value of the reporting unit.
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
In addition to measuring the fair value of our reporting units as described above, we consider the combined fair values of our reporting units and corporate-level assets and liabilities in relation to the Company’s total fair value of equity as of the assessment date, which assumes our fully diluted market capitalization, using the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies.
In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative impairment test of indefinite-lived intangible assets. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenue for the brand, the appropriate royalty rate and an applicable discount rate.
The use of different estimates or assumptions in determining the fair value of our goodwill and indefinite-lived intangible assets may result in different values, which could result in an impairment, or in the period in which an impairment is recognized, could result in a materially different impairment charge.

We performed our most recent quantitative goodwill assessment as of September 30, 2020. We did not record any impairment charge as a result of this assessment as the fair value of the reporting units were assessed to be higher than their carrying values. The amounts of goodwill allocated to the Developed Europe and Americas reporting units were €197.5 million and €85.1 million, respectively. There was no goodwill allocated to the Rest of World reporting unit as of September 30, 2020. The percentages by which fair value exceeded carrying value as of September 30, 2020 were 2.1% and 10.8% for the Developed Europe and Americas reporting units, respectively.
The most significant assumptions used in our analysis to determine the fair value of the reporting units are our weighted average cost of capital ("WACC") and long-term growth rate. Assuming all other assumptions remain constant, the selected WACC would have to increase by 30 basis points and 160 basis points in the Developed Europe and Americas reporting units, respectively, for their fair values to fall below their carrying values. The selected long-term growth rate would have to decrease by 80 basis points and 510 basis points in the Developed Europe and Americas reporting units, respectively, for their fair values to fall below their carrying values.

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

Share-based compensation
Our share-based compensation relates to employee stock awards granted in connection with the trivago N.V. 2016 Incentive Plan. Employee stock options primarily consist of service based awards, some of which also have company-based and market-based performance conditions. We measure the fair value of share options at the grant date using the Black-Scholes option pricing model and the fair value of awards containing market-based conditions using a Monte Carlo simulation model. These models incorporate various assumptions including expected volatility of equity, expected term and risk-free interest rate. We amortize the fair value over the vesting term on a straight-line basis, and for performance based awards we assess as probable of achieving the performance targets, over the service period using the accelerated method. We account for forfeitures as they occur. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

B.    Liquidity and capital resources
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility had interest at a rate of LIBOR, floored at zero, plus 1.0% per annum. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We did not utilize the credit facility during the year ended December 31, 2020. The credit facility was cancelled by the lender in early 2021.
For the year ended December 31, 2020, total cash, cash equivalents and restricted cash decreased by €9.7 million to €210.8 million, of which €208.5 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the new campus building. The decrease in total cash, cash equivalents and restricted cash was mainly driven by the negative cash flows from investing activities, partly offset by positive cash flows from operating activities.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.
 The following table summarizes our cash flows for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
(in millions)	2019	2020
Cash flows provided by/(used in) operating activities	€74.2	€7.9
Cash flows used in investing activities	(18.0)	(16.2)
Cash flows provided by/(used in) financing activities	(0.1)	(0.2)

Cash Flows Provided by/(Used in) Operating Activities
For the year ended December 31, 2020, net cash provided by operating activities decreased by €66.3 million to €7.9 million.
In the year ended December 31, 2020, net cash provided by operating activities of €7.9 million was mainly driven by changes in operating assets and liabilities, partly offset by negative effects from net loss excluding non-cash expenses.
Changes in operating assets and liabilities resulted in an increase in cash and cash equivalents of €25.7 million primarily due to a decrease in accounts receivable of €53.7 million resulting from a sharp decline in revenue due to the COVID-19 pandemic in the year ended December 31, 2020. Accounts payable decreased by €26.6 million as our advertising spend in the fourth quarter of 2020 was significantly lower than in the fourth quarter of 2019, as a reaction to the COVID-19 pandemic.
Net cash provided by changes in operating assets and liabilities was partly offset by net loss excluding non-cash expenses of €17.9 million.

Cash Flows Used in Investing Activities
For the year ended December 31, 2020, cash used in investing activities decreased by €1.8 million to €16.2 million, primarily due to lower capital expenditures including internal-use software and website development by €2.5 million, as well as lower purchase of investments. This was partly offset by the prepayment of pending business acquisition of Weekengo, see Note 19 - Subsequent events.

Cash Flows Provided by/(Used in) Financing Activities
For the year ended December 31, 2020, cash used in financing activities increased by €0.1 million to €0.2 million mainly due to proceeds from exercise of option awards.

C.    Research and development expenses, patents and licenses, etc.
See “Item 4: Information on the company - B. Business overview.”

D.    Trend information
See “Item 5: Operating and financial review and prospects - A. Operating results.”

E.    Off-balance sheet arrangements
Other than the items described below under “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations” as of December 31, 2020, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2020:

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Operating leases, including imputed interest (1)(2)	€126.6	€10.6	€14.5	€14.2	€87.3
Finance lease obligations	0.4	0.2	0.2	—	—
Purchase obligations(3)	17.8	12.2	5.6	—	—
Total (4)	€144.8	€23.0	€20.3	€14.2	€87.3
(1) Operating lease obligations include leases for office space and office equipment. Certain leases contain renewal options. Lease obligations expire at various dates with the latest maturity in 2038. Refer to Note 2 - Significant accounting policies for detailed discussion on our accounting for operating leases. The lease obligations have not been reduced by minimum sublease rental income of €1.6 million due in the future under non-cancelable sublease agreements for unoccupied leased office space.
(2) Currently recognized on our balance sheet as of December 31, 2020 is an asset retirement obligation of €0.3 million for the cost to decommission office space. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
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

H.    Non-GAAP financial measures
We report Adjusted EBITDA as a supplemental measure to U.S. generally accepted accounting principles ("GAAP"). We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring.
From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.
Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.
Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:
•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
During the first quarter of 2020, we changed our definition of Adjusted EBITDA to better align with our industry and allow for a financial comparison across quarters that excludes the effects of impairment of intangibles assets and goodwill and certain other items, including restructuring.

The below table presents a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands)	2018	2019	2020
Net income/(loss)	€(21,489)	€17,161	€(245,378)
Income/(loss) from equity method investment	63	453	(739)
Income/(loss) before equity method investment	€(21,552)	€16,708	€(244,639)
Expense/(benefit) for income taxes	1,086	20,982	(8,494)
Income/(loss) before income taxes	€(20,466)	€37,690	€(253,133)
Add/(less):
Interest expense	1,839	33	270
Other, net	(539)	428	212
Operating income/(loss)	€(19,166)	€38,151	€(252,651)
Depreciation of property and equipment and amortization of intangible assets	13,054	11,983	10,852
Impairment of, and gains and losses on disposals of, property and equipment	2,042	(111)	597
Impairment of intangible assets and goodwill	—	—	207,618
Share-based compensation	20,702	19,891	15,079
Certain other items, including restructuring	—	—	6,235
Adjusted EBITDA	€16,632	€69,914	€(12,270)
Note: We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

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

Management board

Name	Age	Position
Axel Hefer	43	Managing Director for Legal, Marketing, Marketplace, People and Culture (Chief Executive Officer)
James Carter	34	Managing Director for Product and Technology (Chief Product and Technology Officer)
Matthias Tillmann	37	Managing Director for Finance and Creative Production (Chief Financial Officer)

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
James Carter currently serves as our chief product and technology officer and was initially appointed as a managing director in 2020. He also serves as a member of the supervisory board of Peakwork AG. Prior to joining trivago, Mr. Carter held the title of Engineering Director at Google, responsible for the Boston engineering team working on Google's Hotel Ads product.
Matthias Tillmann currently serves as chief financial officer of the company and was initially appointed as managing director in 2020. Mr. Tillmann joined trivago in 2016 and has held a variety of leadership responsibilities in the finance department. He most recently co-led the team as Senior Vice President, Head of Corporate Finance and prior to that was Head of Strategy and Investor Relations. Prior to joining trivago, he was a senior investment banker at Deutsche Bank AG. Mr. Tillmann holds a diploma in mathematics and economics from the University of Münster (WWU).

Changes to our management board in 2020
•On June 30, 2020, Johannes Thomas, the former managing director for Advertiser Relations, did not stand for reelection at our annual general meeting of shareholders.
•On June 30, 2020, Matthias Tillmann and James Carter were appointed as managing directors at our annual general meeting of shareholders with a term expiring at our annual general meeting to be held in 2023.

Supervisory board

Name	Age	Year of initial appointment	Expiration of current term
Robert Dzielak	50	2018	2021
Eric Hart	45	**	**
Peter M. Kern	53	2016	2022
Hiren Mankodi	47	2016	2022
Frédéric Mazzella	45	2016	2022
Niklas Östberg	41	2016	2022
Rolf Schrömgens*	44	*	*
*On October 22, 2020, the Supervisory Board extended Rolf Schrömgen's term on the Supervisory Board. He was designated a temporary member of Supervisory Board effective upon the expiration of his prior term on December 31, 2020 until our next general meeting of shareholders. For more information, see "Changes to our supervisory board " below.
** On February 25, 2021, Eric Hart was designated as temporary member of our supervisory board, pending his appointment at our general meeting of shareholders in 2021. For more information, see "Changes to our supervisory board " below.

The following is a brief summary of the business experience of our supervisory board members.
Robert J. Dzielak has served as Expedia Group’s Chief Legal Officer and Secretary since March 2018, previously serving as its Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak had previously served as Senior Vice President and acting General Counsel since October 2011. Since joining the Expedia Group as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Mr. Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia Group and its brands. Prior to joining Expedia Group, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Mr. Dzielak received his J.D. from The John Marshall Law School.
Eric M. Hart has served as the Chief Financial Officer of Expedia Group since April 2020, overseeing Expedia Group’s accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart had served as acting Chief Financial Officer since the departure of the former Chief Financial Officer in December of 2019. Mr. Hart has also served as Expedia Group’s Chief Strategy Officer since November 1, 2019 with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group’s CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of Expedia Group’s largest acquisitions. Before joining Expedia Group, Mr. Hart spent time as a Vice President at Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor’s degree from Georgia State University and a Master’s in Business Administration from University of Chicago Booth School of Business.
Peter M. Kern has been a director of Expedia Group since completion of the IAC/Expedia Group spin-off, has served as Vice Chairman of Expedia Group since June 2018, and has served as Chief Executive Officer of Expedia Group since April 2020. Mr. Kern served on the board of directors of Tribune Media Company from October 2016 through the completion of Tribune Media’s merger with Nextstar Media Group, Inc. in September 2019, and served as Tribune Media’s Chief Executive Officer from March 2017 through September 2019. Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. In addition to serving as the Chairman of the Supervisory Board of trivago N.V., Mr. Kern also currently serves as Chairman of the board of directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company and on the boards of several private companies. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.
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

Agreements regarding the supervisory board and the management board
Members of our supervisory board and members of our management board have been appointed pursuant to the terms of Amended and Restated Shareholders’ Agreement. See “Item 6: Directors, senior management and employees - C. Board practices” and “Item 7: Major shareholders and related party transactions - B. Related party transactions”.

Changes to our supervisory board
•On June 30, 2020, Ariane Gorin was appointed to our supervisory board with a term expiring at our annual general meeting to be held in 2023 and Rolf Schrömgens was appointed with a term expiring on December 31, 2020. Ms. Gorin and Mr. Schrömgens were initially designated as temporary members of the supervisory board in 2019.
•On October 22, 2020, the Supervisory Board extended Mr. Schrömgens' term on the Supervisory Board effective upon the expiration of his prior term on December 31, 2020 until our general meeting of shareholders to be held in 2021. Upon the expiration of his term on December 31, 2020, Schrömgens was designated as temporary member of the Supervisory Board, and as a result, will continue to have all powers and responsibilities of a Supervisory Board member, as if he had been reappointed by the general meeting of shareholders.
•On February 25, 2021, Ariane Gorin resigned from our supervisory board and compensation committee. On the same date, the supervisory board designated Eric Hart as temporary member of our supervisory board, pending his appointment at our general meeting of shareholders in 2021, and appointed him to our compensation committee. Upon his designation as temporary member of the supervisory board, Mr. Hart has all powers and responsibilities of a supervisory board member, as if he had been appointed at the general meeting of shareholders.

B. Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended December 31, 2020 is described in the tables below.
Our management board earned the following cash compensation with respect to their service as members of the management board during the fiscal year 2020:

(€ in thousands)	Carter(1)	Hefer	Thomas(2)	Tillmann(1)
Periodically-paid remuneration (base salary)	€120	€240	€120	€120
Bonuses	€228	€228	—	€240
Total cash compensation	€348	€468	€120	€360
(1) James Carter and Matthias Tillmann were appointed to our management board at our general meeting of shareholders, which was held on June 30, 2020. The periodically-paid remuneration amounts presented reflect cash compensation for the period as a member of our management board.
(2) Johannes Thomas ceased to be a member of our management board when he did not stand for reelection at the general meeting of shareholders, which was held on June 30, 2020.

Our supervisory board conducted an individualized analysis of each member of senior management with reference to alignment with our goals, the business impact of senior management on those goals and the team building capabilities of senior management, and in each case, determined that our management board met the objectives set forth as a condition for the awarding of the respective bonus paid to them. In 2020, the compensation committee approved, subject to supervisory board approval, an all-cash performance bonus to Messrs. Carter, Hefer, and Tillmann, which amounts are included in the bonus line in the table above. As of December 31, 2020, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.
In 2020, while still a member of the management board, Mr. Thomas exercised options at a strike price of €0.06 to receive 80,000 ADSs. In 2020 after his appointment to the management board, Mr. Tillmann exercised options at a strike price of €0.06 to receive 17,500 ADSs that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act. In 2020 after his appointment to the management board, Mr. Carter acquired 57,649 ADSs from the vesting of his restricted stock units that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act.

Our management board held the following options (both vested and unvested) as of December 31, 2020:

Beneficiary	Grant date	Vesting date	Number of options outstanding(1)	Strike price	Expiration date(2)
Carter	Jul. 18, 2019	Three Year Vest(8)	78,799	N/A(7)	N/A(7)
	Mar. 11, 2020(4)	Three Year Vest(4)	124,385	N/A(7)	N/A(7)
	Mar. 11, 2020(5)	Jan. 2, 2023	532,385	N/A(7)	N/A(7)
	Mar. 11, 2020	Three Year Vest(9)	441,880	N/A(7)	N/A(7)
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	45,830	€0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	600,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	1,276,000	$7.17	Dec. 20, 2024
	Dec. 20, 2017	Jul. 2, 2020, Jan. 2, 2023	1,500,000	$7.17	Dec. 20, 2024
	Jun. 28, 2019	Three Year Vest(3)	810,927	€0.06	Jun. 28, 2026
	Mar. 11, 2020(4)	Three Year Vest(4)	775,347	€0.06	Mar. 11 2027
	Mar. 11, 2020(5)	Jan. 2, 2023	1,500,358	€0.06	Mar. 11 2027
	Mar. 11, 2020	Three Year Vest(9)	1,170,280	€0.06	Mar. 11 2027
Thomas	Mar. 18, 2014	Jun. 7, 2015, 2017	170,213	€2.11	None
	May 15, 2015	Mar. 8, 2016, 2017, 2018	110,639	€2.11	None
	May 15, 2015	Jul. 31, 2017	17,626	€0.06	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Apr. 3, 2021
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Apr. 3, 2021
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	476,000	$7.17	Apr. 3, 2021
	Jun. 28 2019	Three Year Vest(3)	139,378	€0.06	Apr. 3, 2021
	Jul. 23, 2020(6)	Jan. 2, 2021	246,765	€0.06	Apr. 3, 2021
Tillmann	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	40,000	$12.14	Mar. 6 2024
	Mar. 21, 2018	Jan. 2, 2019, 2020, 2021	100,000	$7.01	Mar. 21, 2025
	Feb. 8, 2019	Three Year Vest(3)	12,500	€0.06	Feb. 8, 2026
	Mar. 11, 2020(4)	Three Year Vest(4)	115,189	€0.06	Mar. 11 2027
	Mar. 11, 2020(5)	Jan. 2, 2023	532,385	€0.06	Mar. 11 2027
	Mar. 11, 2020	Three Year Vest(9)	523,674	€0.06	Mar. 11 2027
(1) Share options granted before our IPO are calculated by converting options relating to units of trivago GmbH into options relating to shares of trivago N.V. by using the following conversion method (simplified): numbers of options were multiplied by the multiplier ratio 8,510.66824 used for purposes of our IPO. In case of trivago GmbH class B options, the result was divided by 1,000. Holders of trivago GmbH class A options with a former strike price of € 1.00 received certain a portion of trivago N.V. options in addition as compensation for the requirement of a higher strike price for trivago N.V. options due to corporate law requirements. In case the numbers relate to the time before the completion of our IPO, they are for illustrative purposes only and calculated using the method described above, as the actual option grants and exercises took place on the trivago GmbH level. Minor deviations can occur due to rounding.

(2) Unvested options lapse when the beneficiary leaves the Company.
(3) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(4) The award vests 1/3rd on January 2, 2021, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates. The awards are not exercisable until the completion of the performance period. The award contains performance conditions which will determine the number of shares awardable at the end of the performance period pursuant to the respective vested stock options or restricted share units. The performance condition is based upon the two-year and three month compound annual growth rate (CAGR) of trivago's share price. Potential award levels range from 50-150% of the grant depending on the achievement of a share price CAGR ranging from 10-20% over a two-year and three month period (sliding scale). The start and end stock price is based on the 30-day trailing volume-weighted average share price. The initial performance measurement period at grant was January 2, 2020 to December 31, 2022. On October 22, 2020, the performance measurement start date was subsequently modified to October 2, 2020, which resulted in a lower anchor stock price and a shorter performance period to be used in determining the CAGR at the end of the performance period.
(5) The award cliff vests on January 2, 2023 and is dependent on achieving a six or twelve month volume-weighted average share price ≥ USD $2.74 for the last 6 or 12 months of 2022. If this performance condition is not satisfied, the award will lapse immediately and cease to be exercisable in respect of all of the award. The performance condition at grant was a volume-weighted average share price of USD $5.00. On October 22, 2020, the performance condition was subsequently modified to a volume-weighted average share price of USD $2.74.
(6) Johannes Thomas received a consultancy award with 100% vesting on January 2. 2021.
(7) Restricted stock units are granted at zero grant price and have no expiration date.
(8) This award vests as follows: 1/3rd vested on July 18, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(9) This award vests as follows: 1/3rd vests on January 2, 2021, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2020 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2020:

($ in thousands)	Kern(1)	Mazzella	Mankodi	Östberg
Periodically-paid remuneration (base salary)	14	45	45	45
Total cash compensation	14	45	45	45
(1) Peter Kern was appointed as CEO of Expedia, Inc. and therefore no longer receives compensation for his services on our supervisory board beginning April 22, 2020 onwards.
Mr. Kern (beginning on the date he became CEO of Expedia on April 22, 2020), Mr. Dzielak, Ms. Gorin, Mr. Hart and Mr. Schrömgens were not provided with any compensation for their service on our supervisory board for the year ended December 31, 2020.

Our supervisory board held the following options and/or restricted stock units (RSUs) (both vested and unvested) as of December 31, 2020:

Beneficiary	Grant date	Vesting date	Number of options/RSUs outstanding	Strike price	Expiration date
Dzielak	—	—	—	—	—
Gorin	—	—	—	—	—
Hart	—	—	—	—	—
Kern	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	74,135	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	125,520	$7.17	Dec. 20, 2024
	Feb. 8, 2019	3 Year Vest(2)	13,773	N/A(1)	N/A(1)
	Mar. 11, 2020	3 Year Vest(4)	27,322	N/A(1)	N/A(1)
Mankodi	Aug. 17, 2018	Jul. 2, 2019, 2020, 2021	90,408	$4.42	Aug. 17, 2025
	Feb. 8, 2019	3 Year Vest(2)	15,495	N/A(1)	N/A(1)
	Mar. 11, 2020	3 Year Vest(4)	100,446	N/A(1)	N/A(1)
Mazzella	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	65,898	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	111,576	$7.17	Dec. 20, 2024
	Jun. 28, 2019	3 Year Vest(2)	54,062	€0.06	Jun. 28, 2026
	Nov. 5, 2019	3 Year Vest(3)	831	€0.06	Nov. 5, 2026
	Mar. 11, 2020	3 Year Vest(4)	95,982	€0.06	Mar. 11, 2027
Östberg	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	$7.17	Dec. 20, 2024
	Jun. 28, 2019	3 Year Vest(2)	58,117	€0.06	Jun. 28, 2026
	Mar. 11, 2020	3 Year Vest (4)	95,982	€0.06	Mar. 11, 2027
Schrömgens	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	400,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,00	$7.17	Mar. 6, 2024
(1) Restricted stock units are granted at zero grant price and have no expiration date.
(2) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(3) This award vests as follows: 1/3rd vested on November 5, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(4)This award vests as follows: 1/3rd vests on January 2, 2021, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.

As of December 31, 2020, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. In the year 2020, none of our supervisory board members exercised any options in trivago N.V. In 2020, 19,616 and 22,068 RSUs vested and were released to Mr. Kern and Mr. Mankodi, respectively.

2016 Omnibus incentive plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan is 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board. The Plan was amended on August 3, 2017 to permit supervisory board members to be eligible for awards under the 2016 Plan. The 2016 Plan was amended on June 28, 2019 to permit the granting to management and supervisory board members an option to purchase Class A shares at less than fair market value of the underlying Class A shares. The 2016 Plan was also amended on July 18, 2019 to permit additional mechanics to settle transactions. On June 30, 2020, at our general meeting, our shareholders authorized an increase of the maximum number of Class A shares available for issuance under the 2016 Plan. On March 2, 2021, our supervisory board amended the 2016 Plan to reflect this increase.
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
Awards include options, performance-based stock options share appreciation rights, restricted stock units, performance-based stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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

Compensation principles
Senior management
The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives and drive sustainable business performance. We have mandated an external compensation specialist to benchmark our management’s compensation, both in terms of their base cash compensation, cash bonus and equity incentive award, against that of the management of similarly situated companies in the United States and

Europe including companies with a similar financial profile and those in the same sector (e.g., technology and online travel). While we have targeted total compensation amounts for senior management comparable to those of similarly situated companies, in 2020, we have compensated our senior management to a greater extent with performance-based equity grants, based on performance targets (e.g., a particular stock price or stock price improvement). We have opted to focus on this type of compensation to incentivize our management’s value contribution to our business and to promote long-term value creation. For more information on the 2020 performance grants, see “Item 6: Directors, senior management and employees - B. Compensation - Compensation of members of our management board and supervisory board" above. Base salaries for our senior management were therefore a relatively smaller component of total compensation and were lower than base salaries of senior management at many our peers, reflecting our belief that this mix of compensation incentivizes our management’s performance and promotes intrinsic motivation. Bonus payments for our senior management are determined with respect to a given year based on primarily qualitative goals. For the purpose of determining the bonus amounts and compensation more generally, our supervisory board and compensation committee conduct an individualized analysis of each member of senior management and measure the performance of senior management with reference to alignment with our goals, the business impact of senior management on those goal and the team building capabilities of senior management. The base salary, any bonus payments and any equity award compensation are proposed by the CEO to our compensation committee. The proposal is then discussed (and amended, if needed) by the committee. The amount of compensation of the management board and those reporting to the CEO is then determined at the discretion of our supervisory board.

Employees
We believe in cultivating an inspiring environment where our employees can thrive and feel empowered to do their best. Our aim is to attract intrinsically motivated individuals, and nurture and retain the most capable and driven of them to support our culture of learning, authenticity and entrepreneurship.
Our remuneration policy is designed to attract and retain employees, and reward them for achieving our goals and objectives as a business, and working productively together based on the “core values" (see above “Item 4: Information on the company - B. Business overview - Our employees and culture ”)
We use an individualized approach to compensation that reflects the value contribution of each employee to our organization. We believe that employees who contribute significantly to our success should receive increased compensation and measures should be taken to retain them, for example through the award of stock options. The unique context of the position profile - in particular in relation to similar roles both at trivago and externally - as well as the scope of responsibilities taken on by that employee are other important factors for the development of employee compensation.
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
13.issuing shares in the capital of the company or any subsidiary (including phantom stock and profit participation rights) or granting options (including phantom options) or subscription rights for shares of the company or any subsidiary, except pursuant to the company’s 2016 Plan;
14.share repurchases by the company or any subsidiary (other than in connection with conversion of Class B shares into Class A shares);
15.amendments, modifications or waivers to, or the exercise of any rights under, any stock option, phantom option or similar program of the company or any subsidiary, except to the extent provided in the 2016 Plan;
16.making changes to regulatory or tax status or classification of the company or any subsidiary;
17.change of material accounting standards not required by applicable law or Dutch or U.S. GAAP policy;
18.entering into, amending or terminating employment contracts with the Founders, the CEO or the CFO of the company;
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

Pursuant to the Amended and Restated Shareholders’ Agreement, our management board must consist of three to six members, including the CEO and the CFO. Our management board members have been appointed pursuant to our deed of incorporation. The composition of our management board is subject to the rights of the Founders and Expedia Group (through ELPS) under the Amended and Restated Shareholders’ Agreement.
Under our articles of association, the supervisory board may elect one management board member to be the chief executive officer and another management board member to be the chief financial officer subject to the terms of the Amended and Restated Shareholders’ Agreement. The supervisory board may revoke the title chief executive officer or chief financial officer subject to the terms of the Amended and Restated Shareholders’ Agreement, provided that such management board member will subsequently continue his term of office as a management board member without having the title of chief executive officer or chief financial officer, respectively.
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
Our current supervisory board members (other than Mr. Schrömgens who was reappointed as a temporary member upon the expiration of his prior term on December 31, 2020 and Mr. Hart who was appointed as a temporary member in 2021) were appointed at our general meetings of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that any new supervisory board member will be proposed for nomination by either ELPS or the Founders as applicable, depending on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. ELPS and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that ELPS may designate the chairman of the supervisory board. The chairman will be entitled to cast a tie-breaking vote.

Management board member services agreements and performance equity grants
We have entered into services agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. We have also entered into agreements governing our management board's performance equity grants, which were subsequently amended to adjust the performance criteria included therein. The amended terms of the agreements are described above under "Compensation of members of our management board and supervisory board" above. The form of performance stock option award agreements, performance stock unit award agreements and the related restated and amended summaries of awards are also filed as exhibits hereto. These agreements include a "double trigger" change of control provision. Upon any participant’s termination of employment, during the two-year period following a Change in Control (as defined in the agreement), for a Qualified Termination Reason (as defined below), the Relevant Proportion (as defined below) of the option outstanding as of such termination of employment which was outstanding as of the date of such Change in Control will be fully exercisable and vested, permitting the participant to subscribe for the Relevant Portion of 100% of the relevant target award against payment of the exercise price, and will remain exercisable until the later of (i) the last date on which the option would be exercisable in the absence of this provision and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the term of the option. Analogous provisions were implemented for the performance stock unit agreements.
A "Qualified Termination Reason" for the purpose of the performance equity grants means a material reduction in a participants rate of total compensation from the rate of total compensation in effect for such participant immediately prior to the Change in Control; or a relocation of the participant’s principal place of employment more than 50 kilometers outside of Düsseldorf; or a reduction in the participant's title, duties or reporting responsibilities or level of responsibilities (e.g., as a consequence of the delisting of the our shares on NASDAQ without the shares then being, or to be, listed on another "applicable" exchange) from those in effect immediately prior to the Change in Control; or our material breach of any material provision of applicable equity compensation agreements.
In order to invoke a Termination of Employment for a Qualified Termination Reason, the participant must provide us with written notice of the existence of one or more of the conditions described above within 90 days following the participant’s knowledge of the initial existence of such condition or conditions, and we will have 30 days following receipt of such written notice (the “Cure Period”) during which we may remedy the condition. In the event that we fail to remedy the condition constituting a Qualified Termination Reason during the Cure Period, the participant must terminate employment, if at all, within 90 days following the Cure Period in order for such Termination of Employment to constitute a Termination of Employment for a Qualified Termination Reason.
"Relevant Proportion" means for the purpose of the performance equity grants a proportion corresponding to such proportion, in completed months, of the relevant performance period in the award summary as fell before the participant’s termination of employment.

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
Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Messrs. Mankodi, Mazzella and Östberg are considered independent supervisory board members. See “Item 16G: Corporate governance.”

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

Compensation committee
The compensation committee currently consists of Mr. Dzielak and Mr. Hart, and assists the supervisory board in determining the compensation of the management board and the supervisory board, in accordance with the remuneration policy that has been determined by the general meeting of shareholders. Mr. Dzielak serves as chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member compensation. Pursuant to exemptions from such independence standards as a result of being a controlled company, the members of our compensation committee may not be independent under such standards.
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

D.    Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2018	2019	2020
Cost of revenue	41	53	62
Selling and marketing	439	313	164
Technology and content	620	623	445
General and administrative	254	258	163
Total	1,354	1,247	834
thereof employed in Germany	1,243	1,139	828

None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E. Share ownership
See “Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see "Item 6: Directors, senior management and employees - B. Compensation"

Item 7: Major shareholders and related party transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2021, by:
•each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A shares and 5% or more of our outstanding Class B shares;
•each member of our management board and our supervisory board; and
•each member of our management board and our supervisory board as a group.
For further information regarding material transactions between us and principal shareholders, see “B. Related party transactions” below.
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of March 1, 2021 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of March 1, 2021. See “Item 4: Information on the company - C.    Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	70.1%	68.8%
Peter Vinnemeier(4)	2,625,000	4.7%	24,485,793	8.2%	8.1%
PAR Investment Partners, L.P.(5)	17,053,178	30.5%	—	—	* *
ETF Managers Group LLC	2,852,219	5.1%	—	—	* *
Management board members (6)
Axel Hefer	3,990,238	7.1%	—	—	* *
Matthias Tillmann	318,049	*	—	—	* *
James Carter	47,712	*	—	—	* *
Supervisory board members
Robert J. Dzielak	—	—	—	—	—
Eric M. Hart	—	—	—	—	—
Peter M. Kern	236,324	*	—	—	* *
Hiren Mankodi	130,976	*	—	—	* *
Frédéric Mazzella	246,681	*	—	—	* *
Niklas Östberg	262,356	*	—	—	* *
Rolf Schrömgens	624,000	1.1%	57,597,012	19.3%	19.0%
All management board and supervisory board members as a group (10 persons)	5,856,336	10.5%	57,597,012	19.3%	19.2%
*Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**Indicates voting power of less than 1%.
(1) Percentages based on 55,967,976 Class A shares outstanding and 298,187,967 Class B shares outstanding as of December 31, 2020. Where the respective individual has the right to acquire within 60 days of March 1, 2021 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6: Directors, senior management and employees - B. Compensation."
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
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à.r.l. (ELPS), Expedia Group holds its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares into Class A shares, ELPS would own 59.0% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, ELPS may be deemed to beneficially own equity securities representing approximately 68.8% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13D/A filed by Peter Vinnemeier, on June 2, 2020, Mr. Vinnemeier entered into a Rule 10b5-1 sales plan with a broker to sell 3,500,000 ADSs. The table above assumes Mr. Vinnemeier has sold all ADSs that are the subject of the trading plan, which is, however, scheduled to remain in effect until March 31, 2021. Mr. Vinnemeier has reported on Schedule 13D/A, sales of 2,205,153 ADSs under the plan. In addition on February 18, 2021, Mr. Vinnemeier converted a portion of his Class B shares into Class A shares, resulting in an increase in the total number of outstanding Class A shares by 2,625,000 shares. For more information see "Significant changes in ownership by major shareholders" below.
(5) As reported on Schedule 13D/A filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware

corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the "PAR Capital Entities"), PAR Investment Partners used approximately $72.7 million (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase Class A Shares reported in its Schedule 13D. A portion of the ADSs PAR Investment Partners purchased were pursuant to a stock purchase agreements described below under "Significant changes in ownership by major shareholders." The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.
(6) The share totals for Messrs. Carter, Hefer and Tillmann do not include shares awardable pursuant to vested performance equity awards. Those awards are contingent upon the satisfaction of performance conditions that will determine the number of shares awardable at a future date. For more information, see “Item 6: Directors, officers and employees – B. Compensation – Compensation of members of our management board and supervisory board.”

Significant changes in ownership by major shareholders
As of December 31, 2020, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States by one holder of record. At such date, there were 55,967,976 ADSs outstanding, each representing one of our Class A shares, and in the aggregate representing 16% of our outstanding ordinary shares. At such date, there was one holder of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
On February 18, 2021, Peter Vinnemeier converted a portion of his Class B shares, nominal value of €0.60 per share, into Class A shares, resulting in an increase in the total number of outstanding Class A shares by 2,625,000 shares. On the same date, Malte Siewert also converted a portion of his Class B shares into Class A shares, resulting in an increase in the total number of outstanding Class A shares by 1,000,000 shares.
On June 2, 2020, Peter Vinnemeier entered into a Rule 10b5-1 sales plan (the “Trading Plan”) with a broker to sell ADSs. In connection with but prior to the sale of the ADSs pursuant to the Trading Plan, Mr. Vinnemeier converted a portion of his Class B Shares, nominal value of €0.60 per share, into Class A Shares, resulting in an increase in the total number of outstanding Class A Shares by 3,500,000 shares. The maximum number of ADSs that may be sold under the Trading Plan amounts to 3,500,000 ADSs, and may be sold beginning on July 1, 2020, with such ADSs to be sold in separate tranches at different specified market prices. The Trading Plan is scheduled to remain in effect until March 31, 2021. The Trading Plan was adopted in accordance with our insider trading policy and is intended to comply with the provisions of Rule 10b5-1 under the Exchange Act.
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

B. Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2020.

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

Amended and Restated Shareholders’ Agreement of trivago N.V.
In connection with our IPO, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à.r.l. (ELPS) and certain other Expedia Group parties entered into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement. On August 22, 2017, the parties thereto amended the Amended and Restated Shareholders’ Agreement to make a technical correction to the definition of "Secondary Shares" in the agreement. On February 7, 2019, the parties thereto amended the Amended and Restated Shareholders’ Agreement to reflect the change in number of members of the management board and the number of members of the Compensation Committee.

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
The Amended and Restated Shareholders’ Agreement also sets forth agreements regarding the committees of the supervisory board and the rules of procedure. See ““Item 6: Directors, senior management and employees - C. Board practices.”
Our supervisory board members were appointed by our shareholders acting at a general meeting of shareholders upon a binding nomination by the supervisory board as described in “Item 6: Directors, senior management and employees - C. Board practices.” Therefore, ELPS and each Founder is required to vote the shares held by them at the general meeting of shareholders in accordance with the voting arrangements set forth in the Amended and Restated Shareholders’ Agreement.

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

Credit facility Guarantee
On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our IPO, with a maximum principal amount of €10.0 million. Advances under this facility bore interest at a rate of LIBOR plus 1.0% per annum. Our obligations under this facility were guaranteed by Expedia Group. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We did not utilize the credit facility during the year ended December 31, 2020. The credit facility was subsequently cancelled by the lender in early 2021; it was still in place for the year ending December 31, 2020.

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

Commercial relationships
We currently have commercial relationships with many Expedia Group affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. In 2020, we and Expedia Partner Solutions ("EPS") entered into an additional agreement pursuant to which EPS powers our platform with a template (hotels.com for partners). For the years ended December 31, 2018, 2019 and 2020, Expedia Group and its brands in each of the years accounted for 36%, 34% and 27% of our total revenues, respectively.
See “Item 5: Operating and financial review and prospects” for additional information.

myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remains a related party to trivago. Related-party revenue from myhotelshop of €2.3 million, €2.8 million and €1.1 million for the years ended December 31, 2018, 2019 and 2020, respectively, primarily consists of referral revenue. In December 2020, we entered into an agreement to sell our minority interest in myhotelshop to the majority shareholder of myhotelshop for a cash consideration of €70 thousand, with one of the closing conditions being that myhotelshop would repay the outstanding shareholder loan to us. For more information see Note 3: Acquisitions and divestitures to the audited consolidated financial statements included elsewhere in this annual report.

Agreements with management board or supervisory board members
For a description of our agreements with our management board and supervisory board members, please see “Item 6: Directors, senior management and employees - C. Board practices - Management board member services agreements and performance equity grants ” and “Item 6: Directors, senior management and employees - C. Board practices - Supervisory board member services agreements.”

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
A number of regulatory authorities in Europe, Australia, and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges and availability and similar messaging. For example, the U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA considered may violate U.K. consumer law. On January 31, 2019, we submitted voluntary undertakings to the CMA to make changes to certain disclosure and other display practices in the United Kingdom. The undertakings resolved the CMA's investigation into our practices in the United Kingdom without any admission or finding of liability.
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. A separate trial regarding penalties and other orders is scheduled for June 7, 2021. Management recorded an estimate of the probable loss in connection with these proceedings.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. The penalties imposed in those cases were jointly agreed by the parties and were not the subject of a contested penalty hearing. In addition, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. As a result, an estimate of the reasonable possible loss or range of loss in excess of the amount reserved cannot be made.

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

B.    Significant Changes
See Note 19: Subsequent events to the audited consolidated financial statements included elsewhere in this annual report.

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

The information set forth in our registration statement on Form F-3 dated April 5, 2018, filed with the SEC, under the headings “Description of share capital and articles of association - Amendment of articles of association,” “Description of share capital and articles of association - Comparison of Dutch corporate law and our articles of association and U.S. corporate law” is incorporated herein by reference.

C.    Material contracts
Lease of our headquarters
On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH (now IMMOFINANZ Medienhafen GmbH) for office space in the Media Harbor area in Düsseldorf. The handover of the premises took place on May 30, 2018. The initial lease term of ten years will end on May 31, 2028, and we have two options to extend the lease term for another five years each. We recently signed an amendment to the lease agreement, which became effective in January 2021. The amendment includes the return of unused office space as of January 1, 2021 and a corresponding reduction of rent as well as the sale to the landlord of certain fixed assets related to the space. For more information, see Note 19: Subsequent events to the audited consolidated financial statements.
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
The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 21% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax purposes. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum; trade tax participation exemption privilege - gewerbesteuerliches Schachtelprivileg). Otherwise, the profit shares will be subject to trade tax in full.
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
Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the immediately preceding assessment period are only permissible up to €1,000,000 (€5,000,000 for losses incurred in 2020 and 2021) for corporate income tax but not at all for trade tax purposes. Negative income cannot offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry-forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 50% of the company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in full and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
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
The ADSs should qualify as ADRs under the ADR Tax Circular, and dividends would accordingly be attributable to the holders of the ADSs for German tax purposes as if they would hold Class A shares, and not to the legal owner of the underlying Class A shares (which is the depositary holding the Class A shares for the ADS holders). Therefore, the ADS holders should, for German tax purposes, be treated as directly holding an interest in the company’s Class A shares. With respect to German tax risks with respect to the ADSs please refer to “Item 3: Key information - D. Risk factors” above.

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

Taxation of the distributions from ADSs for investors not domiciled in Germany
ADS holders without a tax domicile in Germany whose ADSs are attributable to a German permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed, are also subject to tax in Germany on their dividend income. In this respect, the provisions outlined below for ADS holders with a tax domicile in Germany whose ADS are held as business assets apply accordingly (“Taxation of the distributions from ADSs for investors domiciled in Germany - ADSs held as business assets”). The withholding tax (including the solidarity surcharge thereon) withheld and passed on will be credited against the income or corporate income tax liability or refunded in the amount of any excess.
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
On December 1, 2016, the German Federal Parliament (Bundestag) approved a new provision (section 50j of the German Income Tax Law or EStG) to limit the entitlement of non-resident shareholders to a refund or a reduction of German dividend withholding tax under a double taxation treaty under certain circumstances. The new rule came into force for assessment periods starting January 1, 2017. Under the new rule, a refund or a reduction of German dividend withholding tax under a double taxation treaty will, in principle, only be granted, if (i) the non-resident ADS holder is not obliged to forward the dividend proceeds received from the company to any other person, the non-resident shareholder has continuously held beneficial ownership in the shares of the company during the 45-day-period prior to the due date of the distribution (Pre-Holding Period), the non-resident shareholder continuously holds beneficial ownership in the shares of the company during the 45-day-period after the due date of the distribution (Post-Holding Period), and the non-resident shareholder has continuously borne the market risk exposure during both the Pre-Holding Period and the Post-Holding Period, taking hedging or comparable transaction into account. On the other hand, the new rule shall not apply (and the entitlement of a non-resident ADS holder to a refund or a reduction of German dividend withholding tax is not limited by this rule), if (i) the applicable double taxation treaty of the non-resident shareholder provides for a withholding tax rate of at least 15%, or (ii) the non-resident ADS holder is subject to income taxation in its state of residency (without being tax exempt) and holds directly at least 10% in the share capital of the company paying the dividend or (iii) the non-resident ADS holder has continuously been holding the beneficial ownership in the shares of the company for a period of at least twelve months prior to the date on which the income accrued (Zufluss).
Investors should note that the aforementioned refund or reduction of German withholding tax under a Treaty requires the investor to make tax filings with the competent German tax authority using a withholding tax certificate issued under German law by the agent, who has withheld and remitted the withholding tax (the Paying Agent). If the depositary operates an interface with DTC, it should have under regular circumstances sufficient information about the identity of the ADS holder so that a tax reclaim process can be filed with the competent German tax office and a withholding tax certificate can be issued to the ADS holder. In the absence of such withholding tax certificate, an ADS holder will not be entitled to receive a tax refund from the German tax authorities and may not credit the German withholding tax against its tax liability.
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
As an exemption, dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany with ADSs held as non-business assets, do, contrary to the above, not form part of the ADS holder’s taxable income (provided the respective certification requirements are properly fulfilled). If the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the ADS holder’s acquisition costs, negative acquisition costs will arise which can result in a higher capital gain in case of the ADSs’ or shares’ disposal. This will not apply if (i) the ADS holder or, in the event of a gratuitous transfer, its legal predecessor, or, if the ADSs have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be) disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company (a “Qualified Holding”), and (ii) the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In such a case of a Qualified Holding, a dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) is deemed a sale of the ADSs and is taxable as a capital gain if and to the extent the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In this case, the taxation corresponds with the description in “German taxation of capital gains from ADSs - holder with a domicile in Germany” made with regard to ADS holders maintaining a Qualified Holding.
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
Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany whose ADSs are held as business assets are fully tax-exempt in the hands of such ADS holder (provided the respective certification requirements are properly fulfilled). To the extent the dividend payments funded from the company’s contribution account for tax purposes exceed the acquisition costs of the ADS, a taxable capital gain should occur. The taxation of such gain corresponds with the description in “German taxation of capital gains from ADSs” made with regard to ADS holders whose ADSs are held as business assets (however, as regards the application of the 95% exemption in case of a corporation this is not undisputed).

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
However, the dividends (after deducting business expenses economically related to the dividends) are subject to trade tax in the full amount, unless the requirements of the trade tax participation exemption privilege are fulfilled. In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on amounts considered to be non-deductible business expenses (amounting to 5% of the dividend). Depending on the municipal trade tax multiplier applied by the relevant municipal authority, in most cases trade tax ranges from 7% to approximately 21%.

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
With regard to capital gains or losses from ADSs attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to ADS holders with a tax domicile in Germany whose ADSs are business assets apply mutatis mutandis (see “Taxation of capital gains from ADSs - ADS holder with a domicile in Germany - ADSs held as business assets”). The Paying Agent can refrain from deducting the withholding tax if the ADS holder declares to the Paying Agent on an official form that the ADSs form part of domestic business assets and certain other requirements are met.
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
Only an annual lump sum deduction of €801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of ADSs or shares may only be offset against capital gains from the disposal of ADSs or shares. Furthermore, if losses result from the derecognition (Ausbuchung) or transfer to a third party of worthless assets in terms of Section 20 para 1 German Income Tax Act (Einkommensteuergesetz) or any other total loss of such assets, such losses together with losses resulting from the full or partial non-recoverability of other capital investments of the same year and loss-carry forwards of previous years can only be offset against investment income up to an amount of €20,000 per calendar year.
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

Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the gains from the disposal of ADSs are, effectively 95% exempt from corporate income tax (including the solidarity surcharge thereon) and trade tax, regardless of the size of the participation and the holding period unless an exception is applicable thereto. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of 15.825% and trade tax (depending on the municipal trade tax multiplier applied by the municipal authority, in most cases between

7% and approximately 21%). As a rule, capital losses and other profit reductions in connection with ADSs (e.g. from a write-down) cannot be deducted for tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
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

Partnerships
If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the ADSs as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see “Corporations” above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial income method, see above under “Sole proprietors”). Upon application and subject to further conditions, an individual as a partner can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.
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
In case of a Paying Agent, capital gains from ADSs held as business assets are not subject to withholding tax in the same way as ADSs held as non-business assets by an ADS holder (see “Taxation of capital gains from ADSs - ADS holder with a domicile in Germany - ADSs held as non-business assets”). Instead, the Paying Agent will not levy the withholding tax, provided that (i) the ADS holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADSs belong to the domestic business assets of an ADS holder, and the ADS holder declares so to the Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.

Taxation of capital gains from ADSs-Class A shares in exchange of the ADSs
An ADS holder may request from the issuer of the ADSs to receive the Class A shares in exchange for the ADSs. This kind of exchange should not be qualified as a sale of the ADSs followed by an acquisition of the Class A shares, because ADSs should represent a beneficial ownership interest in the underlying shares and the holders of ADSs should for German tax purposes be treated as if they held the shares directly (please refer to “Item 3: Key information - D. Risk factors” above). This treatment is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017). The income taxation of Class A shares follows the same basic principles as described for the ADSs.

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

Other German taxes
There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADSs in Germany. Further, no value added tax is currently levied on the purchase or disposal or other forms of transfer of the ADSs; however, an entrepreneur may opt to subject disposals of ADSs, which are in principle exempt from value added tax, to value added tax if the sale is made to another entrepreneur for the entrepreneur’s business. Net worth tax (Vermögensteuer) is currently not levied in Germany. By the end of 2020, there have been further discussions and initiatives on the financial transaction tax (Finanzstransaktionssteuer) among members States of the European Union, including Germany, but it is still unclear and not yet decided if and when such financial transaction tax (based on a potential EU Directive) will be introduced. Such financial transaction tax may also be applicable on the sales and/or transfer of ADSs.

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
This discussion is for general information purposes and is not tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our ADS or Class A shares. Holders or prospective holders of our ADS or Class A shares should consult their own tax advisor regarding the tax consequences relating to the acquisition, holding and disposal of our common shares in light of their particular circumstances.

Dividend withholding tax
Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15% (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). However, as long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which case the following applies. See “Item 3: Key information - D. Risk factors - If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.”
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

Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2021), if:
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
If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs or Class A shares, such holder will be taxed annually on a deemed return (with a maximum of 5.69% in 2021) on the individual's net investment assets (rendementsgrondslag) for the year, insofar the individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual's net investment assets for the year is taxed at a rate of 31%. Actual income, gains or losses in respect of the ADSs or Class A shares are as such not subject to income tax in the Netherlands.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ADSs or Class A shares are included as investment assets. For the net investment assets on January 1, 2021, the deemed return ranges from 1.90% to 5.69% (depending on the aggregate amount of the net investment). The deemed return will be adjusted annually on the basis of historic market yields.

Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021).

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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020 or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the taxable year ended December 31, 2020 or for any future taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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

I.    Subsidiary information
Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk
See “Item 5: Operating and financial review and prospects - Quantitative and qualitative disclosures about market risk.”

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

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for fee services until its fees for those services are paid.
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2020, the depositary reimbursed us $0.9 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures
A.    Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2020, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
Based on this evaluation, management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in their report which is included below.

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

Opinion on Internal Control Over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 5, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 5, 2021

D.    Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
(in thousands)	2019	%	2020	%
Audit Fees	€2,682	98.4%	€2,452	99.1%
Tax Fees	43	1.6%	22	0.9%
Total	€2,725		€2,474

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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December 31, 2020 and December 31, 2019 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

Item 16D: Exemptions from the listing requirements and standards for audit committees
None.

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

Item 16H: Mine safety disclosure
Not applicable.

PART III
Item 17: Financial statements
See “Item 18: Financial statements.”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333-214591

1.2	Amended Management Board Rules.	20-F	3/6/2019	1.2	001-37959

1.3	Amended Supervisory Board Rules.	F-3	4/5/2018	3.3	333-224151

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.3	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.4	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.5	Form of American Depositary Receipt (included in Exhibit 2.4).	F-1/A	12/5/2016	4.4	333-214591

2.6	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.2.1.	English translation of the Amendment to the Lease Agreement between Immofinanz GmbH (formerly known as Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH) and trivago N.V., dated December 31, 2020.					X

4.3	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.4	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.5	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.					X

4.6	Form of Indemnification Agreement for supervisory board, management board and certain other officers.					X

Exhibit Number	Exhibit Description	Incorporated by Reference			Provided Herewith
		Form	Number	File Number
4.7	Form of 2020 CAGR Performance Stock Option Award Agreement.				X

4.7.1	Form of Amended and Restated 2020 CAGR Performance Stock Option Award Summary.				X

4.8	Form of 2020 Stock Price Performance Stock Option Award Agreement.				X

4.8.1	Form of Amended and Restated 2020 Stock Price Performance Stock Option Award Summary.				X

4.9	Form of 2020 CAGR Performance Stock Unit Award Agreement.				X

4.9.1	Form of Amended and Restated 2020 CAGR Performance Stock Unit Award Summary.				X

4.10	Form of 2020 Stock Price Performance Stock Unit Award Agreement.				X

4.10.1	Form of Amended and Restated 2020 Stock Price Performance Stock Unit Award Summary.				X

8.1	List of Subsidiaries				X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.				X

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document				X

101.SCH	Inline XBRL Taxonomy Extension Schema				X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X

104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Axel Hefer
Axel Hefer
Chief Executive Officer, Managing Director

Date:	3/5/2021

By:	/s/ Matthias Tillmann
Matthias Tillmann
Chief Financial Officer, Managing Director

Date:	3/5/2021

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill

Description of the Matter	At December 31, 2020, the Company’s goodwill was EUR 283 million and during 2020 the Company recorded a goodwill impairment charge amounting to EUR 207.6 million. As discussed in Notes 2 and 8 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level annually or more frequently if events or circumstances indicate that an impairment may have occurred. During the year, the Company performed an interim quantitative impairment assessment as of March 31, 2020 in addition to the annual impairment test performed as of September 30, 2020. Each quantitative impairment test was performed by measuring the fair value of the Company’s reporting units using a blended analysis of the present value of future discounted cash flows and the market valuation approach.

Auditing management’s goodwill impairment tests was complex and highly judgmental due to the significant estimation required to determine the fair value of the reporting units. The estimate of the present value of each reporting unit’s future discounted cash flows was highly sensitive to the revenue growth rates, profitability, terminal value projections and the discount rates applied. Additionally, the determination of the estimated future cash flows for each reporting unit involved significant judgment and estimation due to the increased level of uncertainty surrounding the economic impact of the COVID-19 pandemic. The market valuation approach was highly sensitive to the control premium applied.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the assumptions described above.

To test the estimated fair value of the Company’s reporting units, we performed audit procedures that included, among others, assessing the Company’s methodology (use of discounted cash flow method and market valuation method), testing the assumptions discussed above and the underlying data used by the Company in its goodwill impairment test. For the discounted cash flow method, we compared the revenue growth rates, profitability and terminal value projections to current industry or economic trends including the different scenarios used by management to reflect the uncertainty resulting from the economic impact of COVID-19. We involved our valuation specialists to assess the discount rates and revenue terminal growth rates. We performed sensitivity analyses to the revenue growth rates, profitability, terminal value projections and the discount rates applied, to evaluate the changes in the fair value of the reporting units that would result from changes in such assumptions. We compared management’s prior forecasts to historical actual results. For the control premium applied in the market valuation approach, we involved our valuation specialists to perform an independent market multiples analysis. We involved our valuation specialists to evaluate the implied control premium in the market capitalization reconciliation by comparison to historical transactions from periods of higher market volatility. We tested management’s fair value calculation for clerical accuracy.

We also assessed the Company’s disclosure regarding valuation of Goodwill (within notes 2 and 8 to the consolidated financial statements).

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014.

Düsseldorf, Germany
March 5, 2021

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2018	2019	2020
Revenue	€583,395	€554,046	€181,491
Revenue from related party	331,421	284,571	67,430
Total revenue	914,816	838,617	248,921
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	5,435	9,159	10,133
Selling and marketing, including related party (1)(2)(3)	805,633	664,155	178,255
Technology and content, including related party (1)(2)(3)	66,904	69,924	64,258
General and administrative, including related party (1)(2)(3)	54,326	55,543	40,935
Amortization of intangible assets (2)	1,684	1,685	373
Impairment of goodwill	—	—	207,618
Operating income/(loss)	(19,166)	38,151	(252,651)
Other income/(expense)
Interest expense	(1,839)	(33)	(270)
Other, net	539	(428)	(212)
Total other income/(expense), net	(1,300)	(461)	(482)
Income/(loss) before income taxes	(20,466)	37,690	(253,133)
Expense/(benefit) for income taxes	1,086	20,982	(8,494)
Income/(loss) before equity method investment	(21,552)	16,708	(244,639)
Income/(loss) from equity method investment	63	453	(739)
Net income/(loss)	(21,489)	17,161	(245,378)

Earnings per share attributable to trivago N.V. available to common stockholders:
Basic	€(0.06)	€0.05	€(0.69)
Diluted	(0.06)	0.05	(0.69)
Shares used in computing earnings per share:
Basic	350,852	351,991	353,338
Diluted	350,852	356,738	353,338

	Year ended December 31,
	2018	2019	2020

(1) Includes share-based compensation as follows:
Cost of revenue	€184	€269	€243
Selling and marketing	3,273	2,359	1,169
Technology and content	5,260	5,978	3,808
General and administrative	11,985	11,285	9,859
(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€360	€188
Amortization of internal use software and website development costs included in technology and content	2,214	3,239	3,926
Amortization of internal use software costs included in general and administrative	785	656	491
Amortization of acquired technology included in amortization of intangible assets	278	143	84
(3) Includes related party expense as follows:
Cost of revenue	€59	€44	€(32)
Selling and marketing	42	263	133
Technology and content	700	465	97
General and administrative	9	43	31
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2018	2019	2020
Net income/(loss)	€(21,489)	€17,161	€(245,378)
Other comprehensive income/(loss):
Currency translation adjustments	91	151	(58)
Total other comprehensive income/(loss)	91	151	(58)
Comprehensive income/(loss)	(21,398)	17,312	(245,436)
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except per share amounts)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	€218,106	€208,353
Restricted cash	122	103
Accounts receivable, net of allowance for credit losses of €74 and €348 at December 31, 2019 and December 31, 2020, respectively	37,747	11,642
Accounts receivable, related party	31,139	2,969
Short-term investments	10,000	19,448
Tax receivable	8,565	7,839
Prepaid expenses and other current assets	4,607	10,438
Total Current Assets	310,286	260,792

Property and equipment, net	33,172	26,682
Operating lease right-of-use assets	96,030	86,810
Deferred income taxes	735	1
Other long-term assets	7,274	4,399
Intangible assets, net	169,924	169,550
Goodwill	490,590	282,664
TOTAL ASSETS	€1,108,011	€830,898

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€33,391	€6,755
Income taxes payable	549	102
Deferred revenue	5,553	2,750
Payroll liabilities	4,055	2,983
Accrued expenses and other current liabilities	14,763	14,934
Operating lease liability	5,037	7,188
Total Current Liabilities	63,348	34,712

Operating lease liability	94,660	85,979
Deferred income taxes	50,927	42,176
Other long-term liabilities	4,289	3,514
Commitments and contingencies (Note 15)

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 50,816,706 and 55,967,976 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively	3,049	3,358
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 301,687,967 and 298,187,967 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively	181,013	178,913
Reserves	781,060	798,017
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	62	4
Accumulated deficit	(192,704)	(438,082)
Total stockholders' equity	894,787	664,517
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€1,108,011	€830,898
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2018	€1,855	€191,880	€730,431	€(192,318)	€(180)	€122,307	€853,975
Impact of adoption of new accounting guidance				143			143
Net loss				(21,489)			(21,489)
Other comprehensive income (net of tax)					91		91
Share-based compensation expense			20,702				20,702
Conversion of Class B shares	667	(6,667)	6,000				—
Issued capital, options exercised	32		129				161
Balance at December 31, 2018	€2,554	€185,213	€757,262	€(213,664)	€(89)	€122,307	€853,583
Impact of adoption of new accounting guidance				3,799			3,799
Net income				17,161			17,161
Other comprehensive income (net of tax)					151		151
Share-based compensation expense			19,891				19,891
Conversion of Class B shares	420	(4,200)	3,780				—
Issued capital, options exercised	75		127				202
Balance at December 31, 2019	€3,049	€181,013	€781,060	€(192,704)	€62	€122,307	€894,787
Net loss				(245,378)			(245,378)
Other comprehensive income (net of tax)					(58)		(58)
Share-based compensation expense			15,079				15,079
Conversion of Class B shares	210	(2,100)	1,890				—
Issued capital, options exercised	99		(12)				87
Balance at December 31, 2020	€3,358	€178,913	€798,017	€(438,082)	€4	€122,307	€664,517
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2018	2019	2020
Operating activities:
Net income/(loss)	€(21,489)	€17,161	€(245,378)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment, internal-use software and website development)	11,370	10,298	10,479
Amortization of intangible assets	1,684	1,685	373
Goodwill impairment loss	—	—	207,618
Impairment of long-lived assets including internal-use software and website development	1,437	96	549
Share-based compensation (see Note 11)	20,702	19,891	15,079
Deferred income taxes	(1,755)	1,904	(8,248)
Foreign exchange losses	587	429	795
Expected credit losses, net	630	754	656
Loss on disposal of fixed assets	605	2	185
Gain from settlement of asset retirement obligation	—	(209)	(137)
Gain from lease termination	—	—	(179)
(Income)/loss from equity method investment	(19)	(453)	739
Gain on divestitures	—	—	(393)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(13,432)	24,926	53,732
Prepaid expenses and other assets	11,127	3,696	(773)
Accounts payable	(18,012)	(665)	(26,620)
Payroll liabilities	2,951	(4,476)	(891)
Accrued expenses and other liabilities	199	7,591	2,594
Deferred revenue	(773)	(2,310)	(2,550)
Taxes payable/receivable, net	(396)	(6,099)	242
Net cash provided by/(used in) operating activities	€(4,584)	€74,221	€7,872
Investing activities:
Purchase of investments	—	(10,000)	(8,850)
Proceeds from divestitures, net of cash divested	—	—	556
Prepayment of pending business acquisition	—	—	(3,038)
Capital expenditures, including internal-use software and website development	(24,779)	(8,017)	(5,501)
Proceeds from sale of fixed assets	634	36	644
Net cash used in investing activities	€(24,145)	€(17,981)	€(16,189)
Financing activities:
Proceeds from exercise of option awards	161	202	87
Repayment of other non-current liabilities	—	(301)	(267)
Net cash provided by/(used in) financing activities	€161	€(99)	€(180)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24)	94	(1,275)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(28,592)	€56,235	€(9,772)
Cash, cash equivalents and restricted cash at beginning of year	192,900	164,308	220,543
Cash, cash equivalents and restricted cash at end of year	€164,308	€220,543	€210,771

	Year ended December 31,
	2018	2019	2020
Supplemental cash flow information:
Cash paid for interest	€223	€51	€217
Cash paid for taxes, net of (refunds)	3,325	25,171	(484)
Non-cash investing and financing activities:
Fixed assets-related payable	992	202	5
Capitalization of construction in process related to build-to-suit lease	36,979	—	—
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Notes to the consolidated financial statements
1. Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company.
As of December 31, 2020, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.0% and 68.8%, respectively. The Class B shares of trivago N.V. held by Messrs. Schrömgens, Vinnemeier and Siewert (whom we collectively refer to as our Founders) as of December 31, 2020, had an ownership interest and voting interest of 25.2% and 29.4%, respectively.

Basis of presentation
Unless otherwise specified, “the Company” refers to trivago N.V. and its respective subsidiaries throughout the remainder of these notes.
These consolidated financial statements reflect Expedia Group’s basis of accounting due to the change in control in 2013 when Expedia Group acquired a controlling ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.

Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future. It is difficult to forecast the seasonality for future periods, given the uncertainty related to the duration of the impact from COVID-19 and the shape and timing of any sustained recovery.

2. Significant accounting policies
Consolidation
Our consolidated financial statements include the accounts of trivago and entities we control. Intercompany balances and transactions have been eliminated in consolidation. We deconsolidate entities from our results of operations on the day when we lose control. Further, the equity method of accounting is used for investments in associated companies in which we have a financial interest but do not have control over.
As of December 31, 2019 and December 31, 2020, there are no noncontrolling interest balances, as all subsidiaries of the Company are wholly-owned.

Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include: leases, recoverability of goodwill, intangible assets and other long-lived assets, income taxes, legal and tax contingencies, business combinations and share-based compensation.
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry, which may have a significant adverse effect on our business and results of operations. The uncertainty associated with COVID-19 increased the level of judgement applied in our estimates and assumptions. Our estimates may change in future periods as a result of new events arising from the COVID-19 pandemic.

Revenue recognition
We recognize revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We derive our revenues from the following streams:
Referral Revenue
We earn referral revenue using cost-per-click ("CPC") and cost-per-acquisition ("CPA") models. Both relate to fees earned on the display of a customer's (advertiser's) link on the trivago website.
CPC revenue is recognized after the traveler makes the click-through to the related advertiser’s website. Control is deemed to have transferred at a point in time, being when the link or advertisement has been displayed and the click-through to the customer's website has occurred.
CPA revenue is recognized when the click-through to the related advertiser's website results in a booking, as control is deemed to have transferred at that point in time. We consider the performance obligation to be satisfied when the booking has occurred. The price that an advertiser pays for a click that results in a booking is based on a percentage of the booking revenue.
The prices per click for CPC and CPA advertising campaigns are negotiated in advance, thus, the amount to be recognized as revenue for the respective click is fixed and determinable when the performance obligation has been satisfied.
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

Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. At December 31, 2018, €7.9 million was recorded as deferred revenue, €7.6 million of which was recognized as revenue during the year ended December 31, 2019. At December 31, 2019, the deferred revenue balance was €5.6 million, €5.2 million of which was recognized as revenue during the year ended December 31, 2020. At December 31, 2020, the deferred revenue balance was €2.8 million.

Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2018, 2019 and 2020 cost of revenue excludes €0.3 million, €0.1 million and €0.1 million, respectively, of amortization expense of acquired technology. For the years ended December 31, 2018, 2019 and 2020 cost of revenue excludes €3.0 million, €4.3 million and €4.6 million, respectively, of amortization expense related to internal use software and website development.

Cash and Cash Equivalents
Our cash and cash equivalents include cash and liquid financial instruments, consisting of money market funds, which are readily accessible mutual funds that invest in high-quality, short-term debt, and time deposit investments, with original maturities of three months or less when purchased.

Restricted cash
Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value. As of December 31, 2019 and December 31, 2020, restricted cash was €2.4 million and €2.4 million, respectively. From the total balance as of December 31, 2020, €2.3 million is classified as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.

Accounts receivable
Accounts receivable are generally due within 10 to 90 days and are recorded net of an allowance for expected uncollectible amounts. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable, collection terms and historical or expected credit loss patterns. For each pool, we make estimates for the allowance based on the current expected credit loss ("CECL") methodology by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as general and administrative in our consolidated statement of operations. As disclosed in Note 18: Valuation and qualifying accounts, for the year ended December 31, 2020, we recorded approximately €0.7 million of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of COVID-19 pandemic on the economy and the Company, partially offset by €0.4 million of write-offs. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the COVID-19 pandemic.

Short-term investments
Our short-term investments consist of time deposit and term deposit accounts with original maturities of more than three but fewer than 12 months.

Property and equipment, net including software and website capitalization
We record property and equipment at cost, net of accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to eight years for computer equipment, capitalized software and software development cost and furniture and other equipment. We amortize leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.
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
During 2018, we bifurcated our lease payments relating to the premises into a portion allocated to the building (a reduction of the financing obligation) and a portion allocated to the land on which the building was constructed, which was treated as an operating lease that commenced in July 2015. For the year ended December 31, 2018, we recorded €1.8 million of land rent expense in connection with this lease. Before move-in, the non-cash land expense was classified entirely as general and administrative expense, and afterwards, it was allocated to all of our operating costs. Depreciation on the building commenced upon construction completion, resulting in €1.6 million of depreciation expense for the year ended December 31, 2018, of which the majority was recorded as technology and content expense.

Leases - subsequent to adoption of new accounting guidance
We determine if an arrangement is a lease at inception. Operating leases are primarily for office space and, as of January 1, 2019 with the adoption of the new guidance for leasing arrangements, are included in Operating lease right-of-use ("ROU") assets and operating lease liabilities on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate as the discount rate in measuring the present value of lease payments given the rate implicit in our leases is not typically readily determinable. Estimating the incremental borrowing rate requires assessing a number of inputs including an estimated synthetic credit rating, collateral adjustments and interest rates. The operating lease ROU asset is comprised of the initial operating lease liability, adjusted for any prepaid or deferred rent payments, unamortized initial direct costs, and lease incentives received. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs on our consolidated statement of operations, which were not material during the years ended December 31, 2019 and 2020.
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
Additionally, we have entered into subleases for unoccupied leased office space. We recognize sublease payments on a straight-line basis over the term of the sublease.
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

Recoverability of goodwill and indefinite-lived intangible assets
Goodwill: Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values. We assess goodwill for impairment annually as of September 30, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount, followed by performing a quantitative assessment by comparing the fair value of the reporting unit to the carrying value, if necessary. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative goodwill impairment test. An impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value.
We generally base the measurement of fair value of our three reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. The market valuation approach indicates the fair value of the business based on a comparison of the reporting unit to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment, assessing comparable revenue and operating income multiples and the control premium applied in estimating the fair value of the reporting unit.
We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
In addition to measuring the fair value of our reporting units as described above, we consider the combined fair values of our reporting units and corporate-level assets and liabilities in relation to the Company’s total fair value of equity as of the assessment date, which assumes our fully diluted market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies.
Indefinite-lived intangible assets: In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative impairment test of indefinite-lived intangible assets. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks and domain names, on the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them.

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

Foreign currency translation and transaction gains and losses
The consolidated financial statements have been prepared in euros, the reporting currency. Certain of our operations outside of the Eurozone use the local currency as their functional currency. We translate revenue and expense at average exchange rates during the period and assets and liabilities at the exchange rates as of the consolidated balance sheet dates and include such foreign currency translation gains and losses as a component of other comprehensive income. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our consolidated statements of operations related to the recurring remeasurement and settlement of such transactions.

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

Share-based compensation
Share-based compensation expense relates to stock awards granted in connection with the Omnibus Incentive Plan, as further discussed in Note 11 - Share-based awards and other equity instruments. For the years ended December 31, 2019 and 2020, we had no awards classified as liabilities. Forfeitures are accounted for in the period that the award is forfeited.
Share Options. The majority of our share options are service-based awards. We also grant awards that contain performance conditions which vest upon achievement of certain company-based targets and awards which contain market conditions which vest upon achievement of certain market-based targets, in addition to containing service conditions. The fair value of share options accounted for as equity settled transactions is measured at the grant date (or modification date, if applicable) using an appropriate valuation model, including the Black-Scholes option pricing model and, for awards that contain market-based vesting conditions, the Monte Carlo simulation pricing model. The majority of our share options vest between one and three years.
Restricted Stock Units. We grant Restricted Stock Units ("RSUs"), which are stock awards entitling the holder to shares of common stock as the award vests. For RSU awards with only service-based vesting conditions, we measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. For RSU awards which contain market conditions, we estimate the fair value using the Monte Carlo simulation model. The majority of our RSUs vest between one and three years.
We amortize the fair value of service-based awards, net of actual forfeitures, as share-based compensation expense over the vesting term on a straight-line basis.
Performance-Based Awards.
Awards with company-based performance conditions are assessed to determine the probability of the award vesting. If assessed as probable, we record compensation expense for these awards over the total performance and service period using the accelerated method. At each reporting period, we reassess the probability of achieving the performance targets, which requires judgment. In the event that actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period in which estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.
For awards with market conditions, the probabilities of the actual number of awards expected to vest is reflected in the grant date fair values. Compensation expense for these awards is recognized over the service period using the accelerated method.
The valuation models used incorporate various assumptions including expected volatility of equity, expected term and risk-free interest rates. The expected volatility is based on historical volatility of our common stock. We use the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term. The simplified method was used as we do not have sufficient relatable historical term data available. The share price assumption used in the model is based on our publicly traded share price on the date of grant.
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
For the years ended December 31, 2019 and 2020, our reserves restricted for dividend distribution were €190.7 million and €188.7 million, respectively.

Fair value recognition, measurement and disclosure
The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. Our accounts receivable are short-term in nature and their carrying value generally approximates fair value.
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
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 36%, 34% and 27% respectively, of revenues for the year ended December 31, 2018, 2019 and 2020 and 45% and 20% of total accounts receivable as of December 31, 2019 and 2020. Booking Holdings and its affiliates represent 39%, 40% and 44%, respectively, of revenues for the years ended December 31, 2018, 2019 and 2020 and 28% and 47%, respectively, of total accounts receivable as of December 31, 2019 and 2020.

Contingent liabilities
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, as discussed further in Note 15: Commitments and contingencies. Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Adoption of new accounting pronouncements
Measurement of Credit Losses on Financial Instruments. In June 2016, the Financial Accounting Standards Board Accounting ("FASB") issued Accounting Standards Update ("ASU") 2016-13 which created Accounting Standard Codification ("ASC") Topic 326 Financial Instruments—Credit Losses. Along with subsequent updates and improvements, the ASU changes the guidance related to the measurement of credit losses for financial assets measured at amortized cost, including accounts receivable and available-for-sale debt securities. The new guidance replaces the existing incurred loss impairment model with the current expected credit loss methodology, which will result in more timely recognition of credit losses. We adopted ASC 326 using a modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning on January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption of this new guidance did not have a material impact on our consolidated financial statements and no cumulative-effect adjustment to retained earnings was made.
Fair Value Measurements. As of January 1, 2020, we have adopted ASU 2018-13, which is applicable to all entities that are required under existing GAAP to make disclosures about recurring or nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements in ASC 820, Fair Value Measurement. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Cloud Computing Arrangements. As of January 1, 2020, we have prospectively adopted ASU 2018-15, which provides additional guidance on the accounting for implementation costs incurred for a cloud computing arrangement that is a service contract. The amendments in the standard align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). Costs for implementation activities in the application development stage are capitalized depending on the nature of the costs, while costs incurred during the preliminary project and post implementation stages are expensed as the activities are performed. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Codification Improvements. In April 2019 and March 2020, the FASB issued ASU 2019-04 and ASU 2020-03, respectively, which did not prescribe any new accounting guidance, but instead made minor improvements and clarifications on several different FASB ASC topics based on comments and suggestions made by various stakeholders. The codification improvements applicable to us were adopted effective immediately. The adoption of the new guidance did not have a material impact to our consolidated financial statements.

Recent accounting pronouncements not yet adopted
Income Taxes. In December 2019, the FASB issued ASU 2019-12 which eliminates certain exceptions in current guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those annual periods. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
Equity Method Investments. In January 2020, the FASB issued ASU 2020-01 which clarifies the accounting for certain equity method investments. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those annual periods. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.

3. Acquisitions and divestitures
trivago Spain S.L.U. ("Palma") was a wholly-owned subsidiary of trivago. In the third quarter of 2020, we entered into an agreement to sell 100% of our shares in Palma to a third-party buyer for cash consideration of €1.3 million. The transaction closed in September 2020. As a result of the sale, we also recorded an impairment loss of €0.5 million on property and equipment for the year ended December 31, 2020, which was recognized within our operating expenses on our consolidated statements of operations.
base7booking.com Sarl ("base7") is a wholly-owned subsidiary of trivago. In the fourth quarter of 2020, we entered into an agreement to sell substantially all assets of base7 to a third-party buyer for cash consideration of €0.8 million, subject to subsequent net working capital and subscription revenue adjustments. The transaction closed in November 2020. We recognized a gain on sale of €0.5 million and derecognized €0.3 million of goodwill associated with the disposal group for the year ended December 31, 2020.
trivago owns 49.0% of myhotelshop GmbH ("myhotelshop"). This minority interest is recorded on the consolidated balance sheets as an equity method investment. In December 2020, we entered into an agreement to sell our minority interest in myhotelshop for a cash consideration of €70 thousand to its majority shareholder, who is not a related party to trivago. One of the closing conditions of the agreement was for myhotelshop to repay the outstanding shareholder loan to us. As of December 31, 2020, the outstanding loan and accrued interest of €1.0 million with myhotelshop had been fully repaid. The transaction had not closed as of December 31, 2020 as there were remaining closing conditions outstanding. Due to the imminent closing of the transaction, we recognized an impairment loss of €1.1 million based on the difference between the consideration and the carrying amount of the minority interest, and this amount has been included in Income from equity method investment for the year ended December 31, 2020. We consider myhotelshop a related party for the years ended December 31, 2018, 2019 and 2020.

4. Fair value measurement
Financial assets measured at fair value on a recurring basis as of December 31, 2020 are classified using the fair value hierarchy in the table below:

	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€65,111	€65,111	€—
Short-term investments:
Term deposits	9,448	—	9,448
Total	€74,559	€65,111	€9,448

There were no financial assets measured at fair value on a recurring basis as of December 31, 2019.
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements.
Term deposits with original maturity of more than three months but less than one year are valued at amortized cost, which approximates fair value. These are included within short-term investments as Level 2 measurements.

5. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2019	2020
Prepaid advertising	€2,148	€2,297
Other prepaid expenses	2,076	4,132
Other assets	383	4,009
Total	€4,607	€10,438

6. Property and equipment, net

	As of December 31,
(in thousands)	2019	2020
Building and leasehold improvements	€17,844	€15,295
Capitalized software and software development costs	22,713	22,702
Computer equipment	18,215	17,248
Furniture and fixtures	8,361	5,480
Subtotal	67,133	60,725
Less: accumulated depreciation	33,995	34,352
Construction in process	34	309
Property and equipment, net	€33,172	€26,682

As of January 1, 2019, upon adoption of the new leasing standard ASC 842, our headquarters in Düsseldorf, Germany is accounted for as an operating lease, and consequently the Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized on our consolidated balance sheet (see Note 2 - Significant accounting policies - Leases - subsequent to adoption of new accounting guidance and Note 7 - Leases for further information).
We establish assets and liabilities for the present value of estimated future costs to return our new headquarters and certain other leased facilities to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the useful live of the underlying asset or the lease period and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of December 31, 2019 and 2020, an asset retirement obligation asset and liability of €0.6 million and €0.3 million, respectively, is included within building and leasehold improvements, gross of accumulated depreciation of €0.1 million and €0.04 million, respectively, for the cost to decommission the physical space of our headquarters and our leased facilities. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
As of December 31, 2019 and 2020, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €8.0 million and €7.2 million, respectively.
As of December 31, 2019 and 2020, our computer equipment costs, net of accumulated amortization, were €5.3 million and €3.3 million, respectively.

7. Leases
We have operating leases for office space and office equipment. Our leases have remaining lease terms of less than one year to 17 years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year.
Operating lease costs were €10.0 million and €8.2 million for the years ended December 31, 2019 and 2020. Under the lease accounting guidance in effect for the year ended December 31, 2018, rent expense was €4.7 million. The Company also subleases office space under agreements which expire on various dates through 2022. Sublease income from such agreements was €0.1 million, €1.0 million and €0.9 million for the years ended December 31, 2018, 2019 and 2020.
Refer to Note 19 - Subsequent events for details of an event subsequent to December 31, 2020 that impacts trivago's operating lease agreement for office space at the Company's headquarters in Düsseldorf, Germany.
Supplemental information related to operating leases was as follows:

	As of December 31,
(in thousands)	2019	2020
Cash payments for operating leases	€10,200	€5,225
New operating lease assets obtained in exchange for operating lease liabilities	€103,498	€417

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
(in thousands)	2019	2020
Operating lease right-of-use assets	€96,030	€86,810
Current operating lease liabilities	5,037	7,188
Long-term operating lease liabilities	94,660	85,979
Total operating lease liabilities	€99,697	€93,167
Weighted average remaining lease term	17.6 years	17.3 years
Weighted average discount rate	3.8%	3.9%

Maturities of operating lease liabilities are as follows:

Year ended December 31,
(in thousands)	2020
2021	€10,583
2022	7,413
2023	7,114
2024	7,114
2025	7,098
2026 and thereafter	87,252
Total lease payments	126,574
Less: imputed interest	(33,407)
Total	€93,167

8. Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2019 and 2020:

	As of December 31,
(in thousands)	2019	2020
Goodwill	€490,590	€282,664
Intangible assets with definite lives, net	379	5
Intangible assets with indefinite lives	169,545	169,545
Total	€660,514	€452,214

Impairment Assessments
As a reaction to the continued deterioration of our business due to the COVID-19 pandemic, we performed quantitative goodwill impairment assessments in the first quarter 2020 interim period and for our annual impairment test as of September 30, 2020 in order to analyze the expected economic and financial impacts on our business. During the assessments, we compared the fair value of our reporting units to their carrying value. The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Our assumptions were based on the anticipated duration of COVID-19 impacts and rates of recovery, and implied risk premiums based on our market capitalization and factors specific to each reporting unit as of the assessment dates. Our significant estimates in the market approach model included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.
As a result of our interim quantitative goodwill impairment assessment in the first quarter of 2020, we recorded goodwill impairment charges of €17.6 million, €107.5 million and €82.5 million, in the Developed Europe, Americas and Rest of World reporting units, respectively.
We did not record any impairment charge as a result of the annual assessment as the fair value of the reporting units were assessed to be higher than their carrying values.
A longer than expected COVID-19 recovery period or slower than anticipated recovery rates could result in an impairment or, in the period in which an impairment is recognized, could result in a materially different impairment charge.

Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2019	€215,283	€192,729	€82,517	€490,529
Foreign exchange translation	27	24	10	61
Balance as of December 31, 2019	€215,310	€192,753	€82,527	€490,590

Balance as of January 1, 2020	€215,310	€192,753	€82,527	€490,590
Foreign exchange translation	(4)	6	7	9
Impairment charge	(17,568)	(107,516)	(82,534)	(207,618)
Disposals	(222)	(95)	—	(317)
Balance as of December 31, 2020	€197,516	€85,148	€0	€282,664

As of December 31, 2019, we had no accumulated impairment losses for goodwill. As of December 31, 2020, we had accumulated impairment losses for goodwill of €207.6 million.

Indefinite-lived Intangible Assets
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names. Concurrently with our goodwill impairment assessments, we also performed quantitative impairment assessments for our indefinite-lived intangible assets. We did not record any impairment losses as a result of these assessments.
As of December 31, 2019 and December 31, 2020, we had no accumulated impairment losses for indefinite-lived intangible assets.

Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2019 and 2020:

	December 31, 2019			December 31, 2020
(in thousands)	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Customer relationships	€34	€(27)	€7	€—	€—	€—
Partner relationships	34,254	(34,246)	8	34,220	(34,220)	—
Technology	60,145	(60,071)	74	59,789	(59,784)	5
Non-compete agreement	10,800	(10,510)	290	10,800	(10,800)	—
Total	€105,233	€(104,854)	€379	€104,809	€(104,804)	€5

Amortization expense was €1.7 million for the year ended December 31, 2018, €1.7 million for the year ended December 31, 2019 and €0.4 million for the year ended December 31, 2020. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2020, assuming no subsequent impairment of the underlying assets, is €1 thousand for each of the five succeeding fiscal years.

9. Restructuring
During the second quarter of 2020, we announced a restructuring of our organization in order to adjust to the new economic situation due to the COVID-19 pandemic. We decided to consolidate our office locations and to reduce our headcount significantly, in order to shape a leaner organization, enabling us to prepare for the expected market recovery and achieve our long-term profit recovery plan.
During 2020, the Company recorded €6.2 million of charges associated with the restructuring activity. The charges were comprised of €1.8 million being recorded in selling and marketing expense, €2.9 million in technology and content expense and €1.5 million in general and administrative expense. Charges recorded in cost of revenue were insignificant.
As of December 31, 2020, €0.2 million of total restructuring charges related to employee related costs remain in accrued expenses and other liabilities in the consolidated balance sheets. We expect these costs to be fully paid, and no further charges to be incurred, during 2021.
The following table presents the development of our restructuring liability for the year ended December 31, 2020.

(in thousands)	Employee related costs
Liability as of January 1, 2020	€—
2020 restructuring charges	6,235
Cash payments	(6,063)
Non-cash charges	—
Liability as of December 31, 2020	€172

The charges incurred in connection with the restructuring activity mainly consists of severance and benefit charges.

10. Debt-credit facility
We maintain a €50.0 million uncommitted credit facility with an interest rate of LIBOR, floored at zero, plus 1% per annum, which is guaranteed by Expedia Group, that may be terminated at any time by the lender. As of December 31, 2020, we had no borrowings outstanding on the consolidated balance sheet. Refer to Note 19 - Subsequent events for details of an event subsequent to December 31, 2020 that impacts the uncommitted credit facility.

11. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan as of December 31, 2020 are 34,711,009 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by ADSs for such Class A shares.
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
Awards include options, performance-based stock options share appreciation rights, restricted stock units, performance-based stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval. Options and share appreciation rights shall vest and become exercisable at such time and pursuant to such conditions as determined by the plan committee and as may be specified in an individual grant agreement. The plan committee may at any time accelerate the exercisability of any option or share appreciation right. Restricted shares may vest based on continued service, attainment of performance goals or both continued service and performance goals. The plan committee at any time may waive any of these vesting conditions.
Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan has a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan.
During the years ended December 31, 2019 and 2020, 4,406,619 and 10,156,893 awards, respectively, were granted under the 2016 Plan. We issue new shares to satisfy the exercise or settlement of share-based awards.

The following table presents a summary of our share option activity:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2018	17,108,574	5.66	21	32,178
Granted	4,944,430	3.99		12,573
Exercised	531,410	0.30		2,855
Cancelled	828,196	6.23		1,182
Balance as of December 31, 2018	20,693,398	5.54	17	32,050
Granted	3,932,498	0.06		17,412
Exercised	1,218,560	0.17		5,034
Cancelled	2,233,623	6.93		1,572
Balance as of December 31, 2019	21,173,713	4.79	15	19,556
Granted	8,550,753	0.06		12,359
Exercised	1,405,583	0.06		2,168
Cancelled	1,971,734	4.28		1,214
Balance as of December 31, 2020	26,347,149	3.29	12	28,356
Exercisable as of December 31, 2020	14,204,833	5.01	17	10,018
Vested and expected to vest after December 31, 2020	26,347,149	3.29	12	28,356

The following table presents a summary of our restricted stock units (RSUs):

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2018	—	—
Granted	57,806	3.88
Vested	—	—
Cancelled	—	—
Balance as of December 31, 2018	57,806	3.88	7
Granted	474,121	4.25
Vested	38,262	3.88
Cancelled	8,000	5.29
Balance as of December 31, 2019	485,665	4.22	6
Granted	1,606,140	1.13
Vested	245,687	4.30
Cancelled	221,657	2.43
Balance as of December 31, 2020	1,624,461	1.39	5

The fair value of share awards granted during the years ended December 31, 2018, 2019 and 2020 were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo simulation pricing models, assuming the following weighted average assumptions:

	Year ended December 31,
	2018	2019	2020
Risk-free interest rate	1.74%	(0.56)%	(0.20)%
Expected volatility	33%	50%	60%
Expected life (in years)	4.42	4.50	4.12
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€3	€4	€1

The Monte Carlo simulation model, which simulated the probabilities of the potential outcomes of future stock prices of the Company over the performance period, was used to calculate the grant-date fair value for awards with market conditions.
On October 22, 2020, a modification was made to the vesting conditions for market-based awards, which impacted 3,580,049 awards granted to three grantees on March 11, 2020. As a result of the modification, additional incremental compensation expense of €1.0 million will be amortized over the remaining service period using the accelerated method.
During the years ended December 31, 2018, 2019 and 2020, we recognized total share-based compensation expense of €20.7 million, €19.9 million and €15.1 million, respectively, which had no related income tax benefit.
Cash received from share-based award exercises for the years ended December 31, 2018, 2019 and 2020 was €161 thousand, €202 thousand and €87 thousand, respectively.
As of December 31, 2020, there was approximately €14.5 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 1.7 years.

12. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2018	2019	2020
Current income tax expense/(benefit):
Germany	€2,225	€18,769	€(362)
Other countries	125	309	117
Current income tax expense/(benefit)	2,350	19,078	(245)
Deferred income tax expense/(benefit):
Germany	(1,264)	2,020	(8,165)
Other countries	—	(116)	(84)
Deferred income tax expense/(benefit)	(1,264)	1,904	(8,249)
Income tax expense/(benefit)	€1,086	€20,982	€(8,494)

Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income/(loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2018	2019	2020
Germany	€(20,574)	€36,750	€(252,859)
Other countries	108	940	(274)
Income/(loss) before income taxes	€(20,466)	€37,690	€(253,133)

A reconciliation of amounts computed by applying the German statutory income tax rate of 31.23% to income/(loss) before income taxes to total income tax expense/(benefit) is as follows:

	Year ended December 31,
(€ thousands)	2018	2019	2020
Income/(loss) before income taxes	€(20,466)	€37,690	€(253,133)

Income tax expense at German tax rate	(6,391)	11,769	(79,041)
Foreign rate differential	(5)	100	40
Expected tax expense/(benefit)	(6,396)	11,869	(79,001)

Tax effect from:
Non-deductible share-based compensation	6,465	6,211	4,708
Goodwill impairment	—	—	64,829
Prior period taxes	96	66	9
Movement in valuation allowance	(184)	19	454
Foreign withholding taxes	813	—	305
Movement in uncertain tax positions	—	2,857	14
Other differences	292	(40)	188
Income tax expense/(benefit)	€1,086	€20,982	€(8,494)

The income tax expense/(benefit) is mainly driven by income/(loss) before income taxes of €(20.5) million, €37.7 million and €(253.1) million for the years ended December 31, 2018, 2019 and 2020, respectively. Our effective tax rate was (5.3)%, 55.7% and 3.4% in the years ended December 31, 2018, 2019 and 2020, respectively. Non-deductible share-based compensation of (pre-tax) €20.7 million, €19.9 million and €15.1 million had an impact on the effective tax rates of (31.6)%, 16.5% and (1.9)% in the years ended December 31, 2018, 2019 and 2020, respectively. In 2020, non-deductible impairment expenses on goodwill of €207.6 million had an impact on the effective tax rate of (25.6)%. Additional details on the movement in valuation allowance are included in the deferred income tax section below. Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.

Uncertain tax positions
Uncertain tax positions as of December 31, 2019 and 2020 were as follows:

	Year Ended December 31,
(€ thousands)	2019	2020
Balance, beginning of year	€—	€2,857
Increases to tax positions related to the current year	2,133	—
Increases to tax positions related to prior years	720	—
Interest and penalties	4	14
Balance, end of year	€2,857	€2,871

Tax audits
The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2020, the audit of tax returns from 2013 through 2015 for corporate and trade income tax as well as value-added tax for trivago N.V. had been finalized. According to the statute of limitation, the German tax authorities may initiate additional audits of tax returns for 2016 through 2020.

Deferred income taxes
At December 31, 2019 and 2020, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2019	2020
Deferred tax assets:
Net operating loss and tax credit carryforwards	€429	€11,840
Prepaid expense and other current assets	3,723	1,335
Deferred rent	1	—
Property and equipment	116	1
Accrued expenses and other current liabilities	147	26
Intangible assets, net	253	—
Operating lease liability	31,130	28,132
Other long-term liabilities	311	115
Deferred tax assets (gross)	36,110	41,449
Less valuation allowance	(81)	(536)
Subtotal	36,029	40,913
Offsetting	(35,294)	(40,912)
Deferred tax assets	735	1

Deferred tax liabilities:
Intangible assets, net	53,021	52,928
Property and equipment	2,980	2,875
Operating lease right-of-use assets	29,985	27,106
Other	235	179
Subtotal	86,221	83,088
Offsetting	(35,294)	(40,912)
Deferred tax liabilities	€50,927	€42,176

At December 31, 2020, we had net operating loss carryforwards (“NOLs”) for a tax-effected amount of approximately €11.8 million (in 2019: €0.4 million). The tax-effected NOL carryforwards increased by €11.4 million from the amount recorded at December 31, 2019, primarily due to the current year losses at the level of the trivago N.V.
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. In 2017, trivago N.V. and trivago GmbH merged for tax purposes. This merger enabled trivago N.V. to offset its NOLs with any future taxable profits. As a result, the €3.2 million previously unrecognized losses of trivago N.V. have been recognized in 2017. All of this €3.2 million were utilized in 2017, 2018 and 2019. As of December 31, 2020, €11.3 million tax-effected NOLs are recognized for tax losses of trivago N.V., which also may be carried forward indefinitely. As of December 31, 2020, deferred tax assets for €0.5 million of accumulated tax loss carryforwards of domestic and foreign subsidiaries were not recognized as we have considered these tax loss carryforwards as not realizable. Accordingly the valuation allowance increased by €0.5 million from the amount recorded as of December 31, 2019 primarily due to the absence of potential future taxable profits necessary to use tax loss carryforwards.
The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was €0.01 million at December 31, 2020 (in 2019: €0.1 million). In terms of undistributed earnings of domestic investments, we have recognized deferred income taxes on taxable temporary difference of €0.01 million, as only 5% refer to a taxable temporary difference under German tax law. Any capital gains on the sale of participations would be 95% exempt under German tax law.

13. Stockholders' equity
As of December 31, 2020, we had ADSs representing 55,967,976 Class A shares and 298,187,967 Class B shares outstanding. Each Class B share is convertible into one Class A share at any time by the holder. During the years ended December 31, 2018, 2019 and 2020, 11,112,001, 7,000,000 and 3,500,000 Class B shares were converted into Class A shares, respectively.
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. The holders of our Class B shares, Expedia Group and Founders, are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same.

Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to the merger of trivago GmbH with and into trivago N.V. in 2017, exercises of employee stock options, and the effect of the Founders' conversion of Class B shares to Class A shares in 2018, 2019 and 2020.

Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income/(loss) represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2020 we do not expect to reclassify any amounts included in accumulated other comprehensive income/(loss) into earnings during the next 12 months.

Contribution from Parent
The beginning contribution from Parent balance represents the pushdown of share-based compensation expense from Expedia Group.

14. Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Year Ended December 31,
(€ thousands, except per share data)	2018	2019	2020
Numerator:
Net income/(loss)	€(21,489)	€17,161	€(245,378)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	350,852	351,991	353,338
Diluted	350,852	356,738	353,338

Net income/(loss) per share:
Basic	€(0.06)	€0.05	€(0.69)
Diluted	€(0.06)	€0.05	€(0.69)

Diluted weighted average common shares outstanding in 2018 and 2020 does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

15. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2020 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€17,765	€12,223	€5,542	€—	€—

Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

Legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. A separate trial regarding penalties and other orders is scheduled for

June 7, 2021. Management recorded an estimate of the probable loss in connection with these proceedings.
In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. The penalties imposed in those cases were jointly agreed by the parties and were not the subject of a contested penalty hearing. In addition, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. As a result, an estimate of the reasonable possible loss or range of loss in excess of the amount reserved cannot be made.

16. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group of €331.4 million, €281.8 million and €66.4 million for the years ended December 31, 2018, 2019 and 2020, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 36%, 34% and 27% of our total revenue for each of the years ended December 31, 2018, 2019 and 2020, respectively.
For the years ended December 31, 2018, 2019 and 2020, our operating expenses include €0.8 million, €0.8 million and €0.2 million, respectively, of related-party shared services fees and amounts related to the services and support agreements detailed below.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2019 and 2020 were €30.9 million and €2.9 million.

Guarantee
As of December 31, 2020, we had an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of our initial public offering, with a maximum principal amount of €50.0 million. Advances under this facility bear interest at a rate of LIBOR, floored at zero, plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia Group. We did not utilize the credit facility during the years ended December 31, 2019 and 2020. Refer to Note 19 - Subsequent events for details on an event subsequent to December 31, 2020 that impacts the uncommitted credit facility.

Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting

Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2018 and 2019, we paid Expedia Group €59 thousand and €45 thousand, respectively, for these data hosting services. During the year ended December 31, 2020, we did not utilize this service agreement.

Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. For each of the years ended December 31, 2018, 2019 and 2020, we incurred €0.7 million, €0.8 million and €0.3 million, respectively, for these services and support services.

myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remains a related party to trivago. Related-party revenue from myhotelshop of €2.3 million, €2.8 million and €1.1 million for the years ended December 31, 2018, 2019 and 2020, respectively, primarily consists of referral revenue. Refer to Note 19 - Subsequent events for details on an event subsequent to December 31, 2020 that impacts myhotelshop as a related party to trivago.

17. Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, Turkey, India and New Zealand.
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
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the years ended December 31, 2018, 2019 and 2020. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2018
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€378,919	€315,966	€204,937	€—	€899,822
Subscription revenue	—	—	—	13,863	13,863
Other revenue	—	—	—	1,131	1,131
Total revenue	€378,919	€315,966	€204,937	€14,994	€914,816
Advertising spend	265,004	261,620	205,834	—	732,458
ROAS contribution	€113,915	€54,346	€(897)	€14,994	€182,358
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,435
Other selling and marketing, including related party (1)					73,175
Technology and content, including related party					66,904
General and administrative, including related party					54,326
Amortization of intangible assets					1,684
Operating loss					€(19,166)
Other income/(expense)
Interest expense					(1,839)
Other, net					539
Total other income/(expense), net					€(1,300)
Loss before income taxes					€(20,466)
Expense/(benefit) for income taxes					1,086
Loss before equity method investment					€(21,552)
Income from equity method investment					63
Net loss					€(21,489)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2019
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€347,094	€305,061	€171,469	€—	€823,624
Subscription revenue	—	—	—	12,152	12,152
Other revenue	—	—	—	2,841	2,841
Total revenue	€347,094	€305,061	€171,469	€14,993	€838,617
Advertising spend	230,291	233,949	152,465	—	616,705
ROAS contribution	€116,803	€71,112	€19,004	€14,993	€221,912
Costs and expenses:
Cost of revenue, including related party, excluding amortization					9,159
Other selling and marketing, including related party (1)					47,450
Technology and content, including related party					69,924
General and administrative, including related party					55,543
Amortization of intangible assets					1,685
Operating income					€38,151
Other income/(expense)
Interest expense					(33)
Other, net					(428)
Total other income/(expense), net					€(461)
Income before income taxes					€37,690
Expense/(benefit) for income taxes					20,982
Income before equity method investment					€16,708
Income from equity method investment					453
Net income					€17,161
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2020
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€102,899	€89,341	€46,125	€—	€238,365
Subscription revenue	—	—	—	7,657	7,657
Other revenue	—	—	—	2,899	2,899
Total revenue	€102,899	€89,341	€46,125	€10,556	€248,921
Advertising spend	60,784	56,979	32,211	—	149,974
ROAS contribution	€42,115	€32,362	€13,914	€10,556	€98,947
Costs and expenses:
Cost of revenue, including related party, excluding amortization					10,133
Other selling and marketing, including related party (1)					28,281
Technology and content, including related party					64,258
General and administrative, including related party					40,935
Amortization of intangible assets					373
Impairment of goodwill					207,618
Operating loss					€(252,651)
Other income/(expense)
Interest expense					(270)
Other, net					(212)
Total other income/(expense), net					€(482)
Loss before income taxes					€(253,133)
Expense/(benefit) for income taxes					(8,494)
Loss before equity method investment					€(244,639)
Loss from equity method investment					(739)
Net loss					€(245,378)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2018, 2019 and 2020. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated based upon the location of the customer using the service.

	Year ended December 31,
(in thousands)	2018	2019	2020
Total revenues
United States	€194,416	€192,526	€57,406
Germany	73,143	68,491	27,491
United Kingdom	95,893	85,284	26,637
Brazil	41,097	35,387	12,440
All other countries (1)	510,267	456,929	124,947
	€914,816	€838,617	€248,921
(1) Includes a portion of Corporate & Eliminations

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2019 and 2020:

(€ thousands)	Years ended December 31,
	2019	2020
Property and equipment, net:
Germany	€30,681	€26,289
All other countries	2,491	393
	€33,172	€26,682

18. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2018
Allowance for doubtful accounts	€231	€580	€(561)	€250
2019
Allowance for doubtful accounts	250	754	(930)	74
2020
Allowance for expected credit losses	74	656	(382)	348

19. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 3,625,000 Class B shares were converted into 3,625,000 Class A shares consistent with the conversion ratio discussed in Note 13 - Stockholders' equity. Furthermore, 2,614,550 Class A shares were issued as a result of options exercised and RSUs released.
On January 7, 2021, our €50.0 million uncommitted credit facility with Bank of America Merrill Lynch International Ltd. was cancelled by the lender.
On January 12, 2021, we acquired 100% of weekengo GmbH ("Weekengo") shares and the related domain for €7.4 million cash consideration pursuant to an agreement dated December 23, 2020. Weekengo is a company based in Germany that operates the online travel search website “weekend.com”, which specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus. A portion of the purchase consideration amounting to €3.0 million was paid in December 2020 as partial fulfillment of closing conditions, and this amount has been included in prepaid expenses and other current assets on the consolidated balance sheets as of December 31, 2020.
The acquisition qualifies as a business combination and will be accounted for using the acquisition method of accounting. Due to the close proximity of the acquisition date and the filing of our annual report on Form 20-F for the year ended December 31, 2020, the initial accounting for the business combination is incomplete, and therefore it is impracticable for us to provide the amounts recognized as of the acquisition date for assets acquired, liabilities assumed and goodwill. If Weekengo had been included in the consolidated results of the Company for the entire years ended December 31, 2019 and December 31, 2020, the unaudited proforma consolidated revenue of the combined entity would have increased by €0.5 million and €0.4 million, respectively. It is impracticable for us to provide pro forma earnings of the combined entity at this time.

The sale of our minority interest in myhotelshop closed on January 28, 2021. As a result of the conclusion of the sale, we derecognized the remaining equity method investment of €70 thousand on our consolidated balance sheet and we will no longer consider myhotelshop a related party.
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces from January 1, 2021 for a penalty of €6.7 million, and from May 31, 2023 for a penalty of €2.3 million. The amendment will be treated as a modification to the existing lease agreement with an effective date of January 29, 2021 and the termination penalties will be expensed over the remaining lease term. As part of the amendment, we will receive €7.6 million from the landlord as compensation for the transfer of long-lived assets related to the terminated floor space and €2.6 million as settlement of prior claims for defects in the leased office space. As a result of this lease modification, we will record a significant decrease in the carrying amounts of right-of-use assets and related operating lease liabilities that is expected to result in a gain or loss.
In January 2021, we entered into a marketing sponsorship agreement, which includes a commitment of approximately €23.2 million for the next three years in return for various marketing rights beginning July 1, 2021. The first contractual installment of €4.0 million was paid in January 2021.
On March 2, 2021, our supervisory board amended the trivago N.V. 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares available for issuance from 34,711,009 to 59,635,698 Class A shares.