Form 20-F
period 2021-12-31
trivago N.V.
filed 2022-03-04
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
96,704,815 Class A shares
261,962,688 Class B shares
(as of December 31, 2021)
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
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•any additional impairment of goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
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
Risks related to COVID-19, the travel industry and our business
•The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position. Our ultimate financial performance will depend on a number of factors relating to the world’s continued emergence from the COVID-19 pandemic, including the threat of future variants of the virus that could prove deadlier or more contagious, requiring governments to again implement travel and mobility restrictions. Should our recovery from the pandemic progress more slowly than we have assumed or we suffer greater setbacks, this will likely have a significant adverse effect on our future financial performance.
•We derive a large portion of our revenue from a relatively small number of advertisers and we have become increasingly reliant on one advertiser since the start of the COVID-19 pandemic. Any further reduction in spending or any additional change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
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
•We expect that an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, will continue to have a negative impact on the effectiveness of our advertising in coming years, impairing our ability to maintain and increase brand awareness. Our financial performance is dependent on the effectiveness of our Advertising Spend. Any inability to execute our advertising strategy could harm our business and negatively affect our financial condition and results of operations.
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
•Several of our product features depend, in part, on our relationship with third parties to provide us with content and services.
Legal and regulatory risks
•We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our business and financial condition.
•The litigation in Australia could increase our expenses and will subject us to significant monetary penalties.
•Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
•We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any potential failure to protect such data from breaches or to comply with relevant legal obligations, which are constantly evolving.
Operational risks
•The competition for highly skilled personnel, including senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, our business would be harmed.
•We are dependent upon the quality of traffic in our network to provide value to our travel partners, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our websites to our travel partners and adversely affect our revenue.
•We rely on assumptions, estimates and data to make decisions about our business, and any inaccuracies in, or misinterpretation of, such information could negatively impact our business.
•We may experience difficulties in implementing new business and financial systems.
•Increased computer circumvention capabilities could result in security breaches in our information systems, which may significantly harm our business.
•Any significant disruption in service on our websites and apps or in our computer systems, most of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.
•Our brand is subject to reputational risks and impairment.
Risks related to our ongoing relationship with our shareholders
•Expedia Group controls our company and has the ability to control the direction of our business.
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

Risks related to COVID-19, the travel industry and our business
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.
The continued impact of the COVID-19 pandemic has severely restricted the level of economic activity around the world and is having an unprecedented effect on the global travel industry. In response to the pandemic and the various waves of infection caused by it, the governments of many countries, states, cities and other geographic regions have implemented in the past, and continue to implement, containment measures, such as imposing travel restrictions, curfews, quarantine requirements, social-distancing, adjusted business operations and vaccination mandates, which tend to adversely affect the ability of businesses to operate in the manner they had prior to the COVID-19 pandemic. Individuals’ ability to travel has been curtailed through border closures, mandated travel restrictions and limited operations of hotels and airlines and may be further limited through additional voluntary or mandated closures of travel-related businesses. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position.
Despite the continued progress made in respect of vaccination programs against COVID-19 in Europe and North America, spikes in cases have occurred globally with particular severity in the winter of 2021 with the emergence of the Omicron variant. It appears, however, that even with the substantial uptick in cases, the COVID-19 virus has mutated in such a way that it is causing less severe infections, resulting in the imposition of less restrictive measures than had been in place in the winter of 2020. We expect the COVID-19 pandemic and its effects to continue to have a significant adverse impact on our business going forward. Our ultimate financial performance will depend on a number of factors relating to the world’s continued emergence from the COVID-19 pandemic, including the threat of future variants of the virus that could prove deadlier or more contagious, requiring governments to again implement travel and mobility restrictions. Should our recovery from the pandemic progress more slowly than we have assumed or we suffer greater setbacks, this will likely have a significant adverse effect on our future financial performance.
We are unable to estimate the extent to which consumers will resume travel activities at the same level or in the same manner as was the case prior to the COVID-19 pandemic. The pandemic appears to have accelerated long-term changes to industry structure that may have a significant adverse effect on our future competitiveness and profitability. Google has continued to expand its presence in the online travel industry and competition has increased more generally, the number of first time users of online travel services continues to decline changing the type of users we are able to refer to our largest online travel agency or OTA advertisers. Other changes prompted by the pandemic may persist, relating to travelers' increased preference for destinations (e.g., those other than cities) or accommodation types that we have historically been less well able to monetize or the fact that certain kinds of travel (e.g., business travel) may recover very slowly or not at all. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

We derive a large portion of our revenue from a relatively small number of advertisers and we have become increasingly reliant on one advertiser since the start of the COVID-19 pandemic. Any further reduction in spending or any additional change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing for click-based advertising depends, in part, on competition among advertisers on our marketplace, with advertisers that pay higher CPCs generally receiving better advertising placement and more referrals from us. We continue to generate the great majority of our revenue from our largest OTA advertisers, including, to an increasing extent since the start of the pandemic, brands affiliated with Booking Holdings, such as Booking.com and Agoda, and those affiliated with our majority shareholder, Expedia Group, such as Brand Expedia and Hotels.com. The loss of any of our major advertisers, on some or all of our platforms, or a further reduction in the amount they spend, or a further concentration in Advertising Spend by one advertiser could result in significant decreases in our revenue and profit or negative impacts on our liquidity position. We experienced a significant reduction in revenue in 2020 when advertisers reduced their spend on our platform or deactivated their campaigns entirely. In 2021 our major advertisers resumed marketing activities on our platform but at levels significantly below those in 2019. We believe our relative share of the advertising budgets of our major advertisers has declined compared to that period.
Our ability to grow and maintain revenue from our advertisers is dependent to a significant extent on our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective. Any reduction in the value that we deliver to our advertisers or our ability to match the value delivered by our competitors may negatively affect CPC bids on our marketplace. Our advertisers’ spend on our platforms may also be adversely affected by other factors such as a weakening of their own financial or business conditions or external economic effects, including the effect of the COVID-19 pandemic on the travel industry in general.
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
Our financial condition and results of operations have varied and may continue to vary considerably from period to period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in 2020 and 2021 as a result of the COVID-19 pandemic. We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. We believe that our advertisers continuously review their advertising spend on our platform and on other marketing channels, and continuously seek to optimize the allocation of their spend among us and our competitors. In particular, we regularly compete with our advertisers in auctions for search engine keywords on Google and other search engines, and adjust our spend on search engine marketing based on trends we see in our results. If changes in large advertisers' strategies on our marketplace were to cause us to spend significantly less on these marketing channels, we would also generate fewer Qualified Referrals, and as a result, our revenues and results of operations would be adversely affected. Such advertisers may also experience improvements in their competitiveness on these marketing channels, providing them with additional financial benefits from pursuing such a strategy.
Furthermore, any resulting changes in Referral Revenue, especially as a result of changes in CPC bidding levels by our largest advertisers, could result in our inability to reduce our Advertising Spend, particularly on television, quickly enough to respond to the change in revenue. As we spend the great majority of our revenue on advertising, such a failure to reduce Advertising Spend quickly enough can have, and has in the past had, a sudden and significant adverse effect on our profitability and results of operations. Any resulting inability to meet financial guidance that we may communicate to the market in the future may have a material adverse effect on our business, results of operations, financial condition and prospects.

As a result of the COVID-19 pandemic, we have experienced and may in the future experience an impairment of goodwill.
As a result of the continued deterioration of our business due to the COVID-19 outbreak, we performed a goodwill impairment analysis during the first quarter of 2020, as a result of which we recorded an impairment charge of €207.6 million. While we have not recorded an impairment charge in 2021, we may record further impairment charges in the future due to the long-term economic or financial impacts of the COVID-19 pandemic on us and our advertisers.

We are dependent on general economic conditions, and declines in travel or discretionary spending has reduced and in the future, could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal and business discretionary spending levels, which are directly affected by perceived or actual adverse economic conditions. Conditions such as slowing or negative economic growth, high unemployment rates and inflation, and government responses to such issues such as raised taxes or increased interest rates, have impaired, and could continue to impair, consumer discretionary spending. Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services. They can also cause advertisers to become financially distressed, insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects, especially when considered together with the inherent attributes of our business discussed above that also contribute to period-to-period volatility in our financial results.

We expect that an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, will continue to have a negative impact on the effectiveness of our advertising in coming years, impairing our ability to maintain and increase brand awareness. Our financial performance is dependent on the effectiveness of our Advertising Spend. Any inability to execute our advertising strategy could harm our business and negatively affect our financial condition and results of operations.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of users of our websites and apps. We significantly reduced our advertising budgets as a result of the COVID-19 pandemic and have seen many of our competitors do the same. We believe our prior television advertising campaigns continued to have a significant positive effect on direct traffic volumes, even in periods after the advertising was aired. As we almost completely ceased advertising on television in 2020 and resumed such advertising at reduced levels in 2021, we anticipate that we will not benefit in the same way from prior campaigns in the next years as had been the case in the past. Once we eventually resume significant marketing activities (particularly on TV), it will be difficult for us to predict our future marginal returns on Advertising Spend. In any event, we anticipate that we would need to invest in television advertising campaigns in the next years to rebuild our pre-pandemic direct traffic baseline.
In the future, our competitors may invest in innovative advertisement campaigns to improve their brand awareness, which could make it difficult for us to increase or maintain our own marginal returns on our advertisements. We may face this difficulty even if we make substantial investments in innovative technologies and concepts in our advertising. Increased advertising spend by our competitors, many of which have more resources than we do to promote their brands and services, could also result in significant increases in the pricing of one or more of our marketing and advertising channels, which could increase our costs for advertising (which already consume most of our revenue) or cause us to choose less costly but less effective marketing and advertising channels.
Television advertising has historically accounted for a large percentage of our Advertising Spend, and often has higher costs than other channels. We expect to continue to invest in television marketing campaigns, including in geographies where our brand is less well-known. As we make these investments, we may observe increasing prices in light of increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users and the declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. In order to maintain or increase the effectiveness of our television advertisements, we have needed to develop new creative concepts in our advertisements, many of which are in a testing phase, and it may be that these advertisements may not be as effective in terms of Return on Advertising Spend as those we have used in the past. We have historically placed orders for television advertising in advance of the campaign season. In the event travel demand is lower than we anticipated at the time we booked that advertising, we could suffer losses if we are unable to cut planned spending.
We believe the COVID-19 pandemic has accelerated the shift from linear TV to digital formats and expect this trend to continue beyond the COVID-19 pandemic. As a result of the downward trend of conventional television viewership in favor of streaming platforms and online video, we have begun investing in other channels that could potentially have a lower marginal Return on Advertising Spend. For example, in order to maintain our brand awareness, we have begun investing in other advertising formats, such as online video, with which we have less experience and which may prove less effective than TV advertising in the long run. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Skyscanner and Google Hotel Ads, locally focused metasearch engines, such as Qunar, OTAs, such as Booking.com, Ctrip, trip.com and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo (previously HomeAway), and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google has entered various aspects of the online travel market and has grown rapidly in this area, including by offering a flight meta-search product ("Google Flights"), a hotel meta-search product ("Google Hotel Ads"), a vacation rental meta-search product, its "Book on Google" reservation functionality, Google Travel, a planning tool that aggregates its flight, hotel and packages products in one website, and by integrating its hotel meta-search products and restaurant information and reservation products into its Google Maps app. Competition could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. In addition, the competitive structure of the online travel industry has changed significantly as a result of the COVID-19 pandemic, which may make it difficult to regain our pre-pandemic market share. If fewer advertisers choose to advertise on our website, we will have less information available to display, which already appeared to be the case in 2021, which makes our services less valuable to users.

We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. If Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search, our business, financial performance and prospects may be negatively impacted.
We rely on Bing, Google, Naver, Yahoo! and other Internet search engines to generate a substantial amount of traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites is displayed on search engine pages. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, if search engines, especially smaller players, decline in popularity, we may see adverse impacts as they provide us with fewer relevant leads or even shut down their services completely, resulting in even less competition in general search. In some instances, search and metasearch companies may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google, a significant source of traffic to our website, frequently promotes its own hotel search platform (which it refers to as “Hotel Ads”) at the expense of traditional keyword auctions and organic search results. This presents a challenge since we have significantly less flexibility to acquire traffic for our website using that platform compared to traditional hotel-related keyword advertising. In addition, our major advertisers might not be amenable in some cases to our using their inventory to compete with them on Hotel Ads, which may present a further difficulty if Google continues to direct traffic in this manner. Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business, results of operations, financial condition and prospects.

If we are unable to implement our strategic plans successfully, we may be unable to achieve our objectives, or we may incur further losses, and our business, results of operations, financial condition and prospects may be materially and adversely affected.
We have begun to explore potential ways that we can expand our value proposition beyond our historical focus on accommodation search. In 2022, we plan to continue to focus on, in addition to improving our core product of accommodation search, offering inspiration through upper-funnel products and launching and scaling new business-to-business (B2B) solutions, such as offering white label services to partners. Many of our competitors, including the large OTAs, have substantially more experience with respect to monetizing content and offering various industry participants B2B solutions and have access to more content to promote user interaction with an inspirational product. If our efforts to improve our product, to enhance customers' experience and retention, to monetize additional lines of B2B solutions and to create more inspirational content are unsuccessful, or if our competitors can provide more attractive advertising terms or products to potential advertisers or more attractive content to users, we may be unable to improve our financial performance to the same extent as we plan or at all. As we begin to launch and scale B2B solutions that will refer traffic to our advertisers from more diverse sources, we may be unable to monetize traffic at levels we have achieved in the past. The materialization of any of these risks may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. In addition, our competitors are constantly innovating in online hotel-related services and features. As a result, we must continue to invest significant resources in research and development to continuously improve the speed, accuracy and comprehensiveness of our services. The emergence of alternative platforms and the emergence of niche competitors who may be able to optimize services or strategies such platforms have required, and will continue to require, new and costly investments in technology. We have invested, and in the future may invest, in new business strategies and services to maintain competitive. Some of the changes we are implementing may prioritize the quality of user experience over short-term monetization. These strategies and services may not succeed, and, even if successful, our revenue may not increase. In addition, we may fail to adopt and adapt to new technology, especially as Internet search, including through Google and Amazon, potentially moves from a text to voice interface over the coming years, or we may not be successful in developing technologies that operate effectively across multiple devices and platforms. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs. If we are unable to continue offering innovative services or do not provide sufficiently comprehensive results for our users, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not provide a broad set of offers to our users, we may not remain competitive, and our revenue and results of operations could suffer.
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

Several of our product features depend, in part, on our relationship with third parties to provide us with content and services.
We currently license, and incorporate into our websites, content and technology services from third parties. As we continue to improve the overall quality of our products, we may introduce new features that require us to incorporate new content or services, and that may require us to license additional rights. We cannot be sure that such technology will be available on commercially reasonable terms, if at all. In particular, certain third parties provide us with consumer reviews that we provide to our users along with our proprietary rating scores. If any of our third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect the implementation of our strategic initiatives, users’ perception of the value of our product and our reputation.

Many events beyond our control, including geopolitical events, may adversely affect the travel industry.
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and, most recently, COVID-19, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The COVID-19 pandemic has had a significant negative impact on our global business volumes in 2020 and 2021. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks or threats. The recent action of the Russian military forces and support personnel against Ukraine has escalated tensions between Russia and the United States, NATO, the EU and the United Kingdom. Should tensions continue to escalate, travel activity levels, particularly in Europe, may be negatively affected. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
Our platform is available in a large number of jurisdictions outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. Changes in foreign exchange rates can amplify or mute changes in the underlying trends in our Advertising Spend, revenue and Revenue per Qualified Referral. A large portion of our advertising expenses are incurred in the local currency of the particular geographic market in which we advertise, with a significant amount incurred in U.S. dollar. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated. Currency exchange-related exposures also include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euro upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
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

Legal and regulatory risks
We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our business and financial condition.
We are involved in various legal proceedings and disputes involving alleged infringement of third-party intellectual property rights, competition and consumer protection laws, including, but not limited to, the legal proceedings described in the following risk factor and in Item 8A under "Legal Proceedings". These matters may involve claims for substantial amounts of money or for other relief that might necessitate changes to our business or operations. The defense of these actions has been, and will likely continue to be, both time consuming and expensive and the outcomes of these actions cannot be predicted with certainty. Determining provisions for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that would adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period.

The litigation in Australia could increase our expenses and will subject us to significant monetary penalties.
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. In its submissions, the ACCC proposed a penalty of at least AUD90 million and an injunction restraining us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL. trivago submitted that an appropriate penalty for the court to impose would be in the order of up to AUD15 million. The court’s decision will be forthcoming.
Management recorded a provision of AUD15 million for the probable and currently estimable loss in connection with these proceedings within current other liabilities. The ultimate penalty amount could substantially exceed the level of provision that we established for this litigation. In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. In cases involving conduct before and after September 1, 2018, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. When assessing penalties, the Court does not apply any mathematical formula, but rather considers and weighs “all relevant matters”. Certain statutory maximum penalties serve, when balanced with all other relevant factors, as a yardstick for the court to assess penalties. In order to determine such maximum penalties under the new penalty regime, the court will need to consider whether the “value of the benefit received” by us can be determined and, if so, multiply it by three. Should the court determine that such benefit is not ascertainable, we would be subject to a maximum penalty per contravention equaling 10% of the turnover of the “body corporate”, and any related body corporate, for the preceding 12 months. It is unclear how a court might interpret these statutory provisions or how the court might otherwise exercise its considerable discretion in respect of these matters. Any penalty amount could substantially exceed the level of provision that we established for this litigation. The ultimate penalties assessed in this case could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
A number of regulatory authorities in Europe, Australia and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges, and availability and similar messaging. For example, on January 20, 2020, the Australian Federal Court issued a judgment in the ACCC’s case against us regarding our advertising and website display practices in Australia. Parts of the court’s opinion included views that differed significantly from those of other national regulators and raised concerns about the function of our marketplace and the adequacy of disclosures to consumers regarding how advertisers that pay higher CPCs generally receive better advertising placement on our website. Since then, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices broadly similar to aspects of the case presented by the ACCC.
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
In addition, many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities. For example, the national competent authorities of the EU and EEA countries have coordinated their actions, through the Consumer Protection Cooperation (CPC) network, in order to address potential infringements of consumer protection legislation. EU regulators have also been cooperating with international counterparts on consumer protection issues internationally, such as within the International Consumer Protection and Enforcement Network. This and possible future related studies and inquiries may adversely affect the way trivago monetizes its offers on its sites. There also are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from, transmitted over or displayed on the Internet, display of certain taxes, charges and fees, online editorial, user-generated or other third-party content, user or other third-party privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services.

We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any potential failure to protect such data from breaches or to comply with relevant legal obligations, which are constantly evolving.
Personal data information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. We are in particular affected by the EU General Data Protection Regulation 2016/679 (“GDPR”), in effect since May 18, 2018, which has recently led to the imposition of significant fines on various companies by EU data protection authorities. The invalidation of the EU-U.S. Privacy Shield and increase in focus and enforcement action from EU data protection authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to engage with certain third party service providers where that would require a transfer of personal data outside of the EEA.

Furthermore, several EU data protection authorities have issued new or additional guidance concerning the ePrivacy Directive's requirements regarding the use of cookies and similar technologies, and have in some cases brought (and may seek to bring in the future) enforcement action in relation to those requirements.
Following the UK’s exit from the European Union, the UK Government has transposed the GDPR into UK national law, creating the “UK GDPR”, which is complemented by the Data Protection Act 2018. The UK is in the process of developing a separate set of Standard Contractual Clauses for transfers from the UK to third countries.
The Brazilian General Data Protection Law (LGPD), Federal Law no. 13,709/2018, is in force since September 18, 2020 and its penalties are enforceable since August 2021. The California Consumer Privacy Act of 2018 (CCPA) became effective in January 2020 and is substantially amended by the California Consumer Privacy Rights Acts, which will become operative in January 2023 and will impose new privacy requirements and rights for consumers in California.
A number of data protection laws (including the GDPR, the UK GDPR and the CCPA) have introduced mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach.
Many other jurisdictions are considering or are about to adopt data protection regulations, which are sometimes inconsistent or conflicting. While we strive to monitor and comply with this complex and ever-changing patchwork of laws, a failure or perceived or alleged failure to comply with data privacy requirements in one of the jurisdictions where we operate or target users may significantly harm our businesses. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices.

Changes in, and continued implementation and enforcement of, international trade and anti-corruption laws and regulations could affect our ability to remain in compliance with such laws and regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The United States (acting through, among other government agencies, the SEC, the U.S. Department of Justice and the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC), as well as other foreign authorities, such as the United Kingdom, continue to be focused on the implementation and enforcement of economic and trade and anti-corruption laws and regulations, across industries. For example, U.S. sanctions generally prohibit transactions conducted within U.S. jurisdiction in, with, involving or relating to certain countries and territories subject to comprehensive sanctions, including, currently, the Crimea region of the Ukraine, Cuba, Iran, North Korea and Syria, and certain specifically designated individuals and entities (including those individuals and entities listed on OFAC's Specially Designated Nationals and Blocked Persons List), as well as parties owned by such designated individuals and entities. We believe that our activities comply with applicable trade and anti-corruption laws and regulations, including the laws and regulations administered and enforced by OFAC, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As applicable laws and regulations are enacted or amended, and the interpretations of those laws and regulations evolve, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event that our controls should fail or are found to be not in compliance for any reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties, litigation and damage to our reputation and the value of our brand.

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
Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. In addition, certain characteristics of the Internet, in particular the anonymity, may make the protection and enforcement of our intellectual property difficult and in some cases, even impossible. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de, www.trivago.co.uk and weekend.com. Our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the top-level domain name “trivago,” or spelling variations of it, may be owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which, whether or not successful, could result in substantial costs and diversion of management attention, as well as a loss in customer trust in the brand.

Operational risks
The competition for highly skilled personnel, including senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers and other technology professionals who are key to designing code and algorithms necessary to our business. In 2020, we implemented significant headcount reductions and in 2021, we undertook a reorganization to streamline our business (see “Item 4: Information on the company - C.    Organizational structure" for further information on the reorganization). The reduction in workforce in 2020 resulted in the loss of institutional knowledge, relationships or expertise for critical roles. The reorganization may also have a negative impact on employee morale and productivity, and could make it more difficult to retain valuable key employees, divert attention from operating our business, create personnel capacity constraints and hamper our ability to grow, develop innovative products and compete, any of which could impede our ability to operate or meet strategic objectives.
As travel further recovers from the COVID-19 pandemic, we may need to hire qualified individuals, which is typically a time-consuming process. We believe our competitors are in a similar situation and we are therefore facing intense competition for new talent. We compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. These companies may be able to provide attractive offers to employees in critical roles who have gained valuable and marketable experience in our flat organizational structure. The competition for talent in our industry has in the past and may in the future increase our personnel expenses, which may adversely affect our results of operations. In addition, we may be unable to hire or retain certain high-performing employees when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. If we do not succeed in attracting well-qualified employees, or retaining or motivating existing employees, including senior management, our business would be adversely affected. The loss of the services of any key individual could negatively affect our business.

We are dependent upon the quality of traffic in our network to provide value to our travel partners, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our websites to our travel partners and adversely affect our revenue.
We use technology and processes to monitor the quality of the internet traffic that we deliver to our travel partners and have identified metrics to demonstrate the quality of that traffic and identify low quality clicks such as non-human processes, including robots, spiders, the mechanical automation of clicking and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be delivered to such online advertisers. Such low-quality or invalid traffic may be detrimental to our relationships with travel partners and could adversely affect our advertising pricing and revenue.

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
In addition, our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use cookies and browser extensions to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In particular, users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. At least one major browser has introduced extensive privacy features, including the imposition of a strict time limit on tracking tools' lifespans. Any of these developments may inhibit our ability to use cookies to better understand and track our users’ preferences to improve our platform, to optimize our marketing campaigns and our advertisers’ campaigns and to detect and prevent fraudulent activities. We believe that many of our competitors, in particular Google, have substantial advantages compared to us in their ability to understand and track users' behavior. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Our or our advertisers’ methodologies for tracking this information may change over time. Some countries have already adopted digital services tax, or other taxes of a similar nature, with other countries planning to adopt such taxes in the future. In addition to increasing our operational expenses, digital services tax or other taxes of a similar nature make it more difficult for us to measure the marginal efficiency of our Advertising Spend among marketing channels as such taxes affect not only how we allocate our spend but also how these marketing channels and our advertisers make decisions about their businesses.
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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2019, 2020 or 2021, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.

We may experience difficulties in implementing new business and financial systems.
We continue to transition certain business and financial systems to systems that reflect the size, scope and complexity of our operations. These systems include an internally developed tool to manage our invoicing and various third-party developed tools to assist us with internal system integration and financial management. The process of migrating our legacy systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as we will rely on these systems for information that is included in or otherwise relevant for our financial statements. In addition, while the implementation of these systems is intended to increase accuracy of financial reporting and reduce our reliance on manual procedures and actions, the transition may affect the accuracy of reporting as we align some of our processes. With respect to these systems, certain additional financial controls and processes will be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing the new software or related failures of our internal control over financial reporting could adversely affect our business, results of operations, financial condition and prospects, and could cause harm to our reputation.

Increased computer circumvention capabilities could result in security breaches in our information systems, which may significantly harm our business.
We cannot guarantee that our security measures or the security measures of external service providers will prevent all security breaches, intrusions or attacks, as computer circumvention tools and techniques become more advanced. A party that is able to circumvent our security systems or the systems of an external service provider could improperly obtain confidential information or cause significant disruptions to our operations. In the past, we have experienced cyber-related fraud and “denial-of-service” type of attacks on our system, which have made portions of our website unavailable for periods of time. Any actions that impact the availability of our website or apps could cause a loss of substantial business volume during the occurrence of any such incident and such risks are likely to increase as the tools to carry out such actions become more advanced and sophisticated. In addition to the considerable resources needed to address or mitigate their effects, security breaches could result in reputational harm and negative publicity with users and advertisers whether existing or potential, losing confidence in the security of our systems.
Security breaches could also expose us to risk of loss and possible liability and subject us to regulatory or criminal penalties and sanctions as well as civil litigation, including under various data protection laws.

Any significant disruption in service on our websites and apps or in our computer systems, most of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.
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
While we still lease or own servers for internal communication and services, our systems mostly rely on cloud-hosted services. We are therefore reliant upon external providers, including Amazon Web Services and Google Cloud Platform, to provide us with cloud computing infrastructure. Any disruption to our use of services furnished by these providers or an unanticipated increase in costs from using those services could negatively impact our business operations. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.
Our systems are not completely redundant worldwide, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible to our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-

party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business, results of operations, financial condition and prospects. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we have relied on in various countries where we advertise have come to represent our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors may have affected our brand image. We may be subject to negative press accounts or other negative publicity regarding our product, brand or business practices, which may, among other things, cause us reputational harm. Such negative publicity may become more prevalent as a result of announced or future regulatory investigations or litigation relating to practices in our marketplace and related online travel-related market segments. We believe this occurred when the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the Australian Consumer Law. Social media’s reach may magnify any negative publicity and messages can “go viral” necessitating effective crisis response in real time. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to risks associated with a corporate culture that promotes entrepreneurialism among our employees and continuous learning.
We have delegated considerable operational autonomy and responsibility to our employees, including allowing our employees flexible working hours that allow them to determine when, where and for how long they work. We also often make changes to our internal organizational structure to support operational autonomy and individual advancement. As a consequence, people in key positions may have less experience in the relevant operational areas. As our employees have significant autonomy and may lack experience when performing new operational roles, this could result in poor decision-making. We have also implemented remote working for our employees during the COVID-19 pandemic and plan to permit employees flexibility in this regard going forward. Our remote working arrangements may result in a less cohesive corporate culture, thereby negatively affecting our operations. In addition, our competitors may offer more operational autonomy and flexibility in regard to remote work, which may, in turn, make it difficult for us to retain and motivate our employees. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have made small strategic acquisitions in the past such as the recent acquisition of weekengo GmbH ("Weekengo") in 2021, which operates the online travel search website “weekend.com” and specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of acquisitions such as that of Weekengo and subsequent integrations include:
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
As of December 31, 2021, Expedia Group owned Class B shares representing 58.3% of our issued share capital and 76.9% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, and pursuant to certain rights it has under the Amended and Restated Shareholders’ Agreement, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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
Pursuant to the Amended and Restated Shareholder’s Agreement, the Founders have contractual rights to exert control over certain aspects of our business. For example, subject to certain exceptions, as long as the Founders collectively maintain holdings of at least 15% of our outstanding Class A shares and Class B shares (taking into account, for purposes of determining such percentage, each security convertible into or exchangeable for, and any option, warrant, or other right to purchase or otherwise acquire, any share), they (i) have the right to nominate three members of the supervisory board, and (ii) a Founder must consent to certain corporate matters. This second requirement limits the ability of ELPS to control certain corporate matters and, as a result, we may fail to take actions that other shareholders may view as beneficial. This contractual control may also discourage transactions involving a change of control or sale of substantially all assets of our company, including transactions in which you as a holder of ADSs representing our Class A shares might otherwise receive a premium for your shares or dividend of proceeds representing a premium price for such assets.

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
Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Expedia Group’s businesses in the future or in connection with Expedia Group’s desire to enter into new commercial arrangements with third parties. Expedia Group has the right to separately pursue acquisitions of businesses that we may also be interested in acquiring, or companies that may directly compete with us. Expedia Group may choose to pursue these corporate opportunities directly rather than through trivago.
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
We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Expedia Group, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate directly with an unaffiliated third party.

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
As of December 31, 2021, Expedia Group owned Class B shares representing 58.3% of our share capital and 76.9% of the voting power in us, and the Founders owned Class B shares representing 14.8% of our share capital and 19.5% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. The Founders also hold Class A shares representing 6.4% of our share capital. See “ Item 7: Major shareholders and related party transactions”. As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia Group (through ELPS) and the Founders have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.

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
Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in the composition of our management board and supervisory board. For example, such provisions include our dual-class share structure that gives greater voting power to the Class B shares owned by Expedia Group and our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board. Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of trivago and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board.

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
The applicable tax laws, tax treaties or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such wholly tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), or changes to applicable income tax treaties, including a change to MLI tie-breaker reservation, may result in our also becoming a tax resident of the Netherlands or another jurisdiction (other than Germany), potentially also triggering an exit tax liability in Germany or the Netherlands. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our ADS price and trading volume to decline.

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
Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the digital economy. If the tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the user, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, pursuant to the release of “base erosion and profit shifting” (BEPS) final Action Plans in October 2015, and its implementation through the MLI, several countries including the countries in which we operate, have begun implementing the adopted MLI positions. By December 2021, 96 member countries of the OECD/G20 Inclusive Framework of BEPS ("IF member countries"), including Germany, have signed the MLI. Out of these 96 countries, 68 including Germany have ratified the MLI. Germany has ratified the MLI in December 2020 and it subsequently entered into force in April 2021. Further, in October 2021, the OECD released a statement on a two pillar solution to address the tax challenges arising from the digitalization of the economy, to which 137 IF member countries have agreed. Several countries have unilaterally adopted digital services taxes or other similar taxes, while some other countries are planning to adopt such taxes in the future. Such ongoing developments and other new initiatives could result, depending on how they are ultimately implemented, in incremental taxes, and thus may adversely impact our business, results of operations, financial condition and prospects.
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
Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, or changes in the deferred tax assets and liabilities position.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs.
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the taxable year ended December 31, 2021 or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10: Additional information - E. Taxation - Material U.S. federal income tax considerations ”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.

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
Furthermore, the withholding tax restriction referred to above is based on the current reservation of Germany under the MLI with respect to the dual resident entities. If Germany changes its MLI reservation on Article 4 of the MLI, we may not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period till when no such agreement has been reached between Germany and the Netherlands, may be subject to withholding tax both in Germany and the Netherlands.
In addition, a proposed law is currently pending before the Dutch parliament, namely the Emergency act conditional exit dividend tax (Spoedwet conditionele eindafrekening dividendbelasting) which would, if enacted, impose a dividend withholding (exit) tax on certain deemed distributions if we cease to be a Dutch tax resident and become a tax resident of a jurisdiction that is not a member of the EU or the EEA, when such jurisdiction does not satisfy certain conditions. In some cases, we would have a right to recover the amount of tax from our shareholders when such shareholder is not entitled to an exemption. If enacted in the form in which it is presently pending before the Dutch parliament, the proposed law will have retroactive effect to December 8, 2021.

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
Our agent in the United States is Cogency Global Inc., and its address is 122 East 42nd Street, 18th Floor, New York, NY 10168.

Principal capital expenditures and divestitures
For information on our principal capital expenditures and divestitures, see Note 3 - Acquisitions and divestitures.

Public takeover offers
Since January 1, 2020, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.

Segment reporting
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Turkey, Japan, Israel and India. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses, excluding direct advertising.

We determined our operating segments based on how our chief operating decision makers manage our business and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend.
For additional information relating to the development of our company, see “Item 4: Information on the company - B. Business overview.”

B. Business overview
Overview
trivago is a global accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and private apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2021, we had 282.2 million Qualified Referrals and, as of that date, offered access to more than 5.0 million hotels and other types of accommodation, including 3.8 million units of alternative accommodation such as vacation rentals and private apartments, in over 190 countries. See “Item 5: Operating and financial review and prospects” for a further description of Qualified Referrals.
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
Our hotel and accommodation search platform can be accessed globally via 53 localized websites and apps available in 31 languages. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.
In the year ended December 31, 2021, we generated revenue of €361.4 million, net income of €10.7 million, and Adjusted EBITDA of €34.6 million. See "Item 5: Operating and financial review and prospects - Results of Operations - Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets. See “Item 5: Operating and financial review and prospects - H.    Non-GAAP financial measures" for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss).

trivago's search platform
Our accommodation search platform forms the core of our user experience. As we provide a search website, users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of accommodations in the world. As of December 31, 2021, our database included more than 5.0 million (2020: 5.0 million) hotels and other types of accommodations, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations. As of December 31, 2021, we offered access on our search platform to more than 3.8 million (2020: 3.8 million) units of alternative accommodation, such as vacation rentals and private apartments.

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
Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com (or its localized versions) is our mobile-optimized website available on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone, Android Tablet and HarmonyOS.

Marketing
Through test-driven marketing operations, we have positioned our brand as a key part of the process for travelers in finding their ideal hotel or other accommodation. We focus the efforts of our marketing teams and Advertising Spend towards building effective and efficient messaging for a broad audience. We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel or other accommodation discovery journey, will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way.
Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing measures.

Brand marketing
To grow brand awareness and increase the likelihood that users will visit our websites and use our apps, we invest in brand marketing globally across a broad range of media channels, including TV marketing, on demand video platforms and online video advertising.
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

Allocation of marketing spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend. We continue to develop the methodologies we use to inform decisions about how much we spend on each marketing channel. We look at a range of metrics including behavior on the trivago website as well as subsequent booking behavior with our partners to determine the optimal mix of spend. We assess the returns on marketing spend by looking at a range of factors, both short and long-term, including impact on referral revenue, user retention and advertiser engagement.

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
Relationship building with smaller advertisers, including some independent hotels, differs from those with OTAs and sophisticated hotel chains, as they are often less familiar with CPC bidding models and online advertising more broadly. This typically ensures a longer sales cycle where the starting point can be building awareness of the relevance of our marketplace or, articulating the opportunities that our platform offers. It often requires onboarding by encouraging the optimization of such advertisers' information and profiles on our site, offering products to further enhance their profiles, and encouragement to start running a CPC or CPA campaign directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each accommodation provider.

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
We also offer our advertisers the opportunity to advertise and promote their business through hotel/accommodation sponsored placements on our websites. This service is generally also priced on a CPC basis, and guarantees that advertiser placement in a pre-selected slot at the top of our search results.

Cost-per-acquisition model
Beginning in 2020, we began to offer our advertisers the opportunity to participate in our marketplace on a CPA, or cost-per-acquisition, basis, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral. The CPA model enables our advertisers to be charged only in the event a user ultimately completes a booking, enabling them to reduce their risk as they only pay when an actual booking takes place. Advertisers may set multiple CPA campaigns in a given market, and update CPA inputs for each campaign frequently. When an advertiser opts to participate in our marketplace on a CPA basis, we calculate a CPC bid-equivalent based on potential booking value, and the CPA inputs. This equivalent is then used for the purpose of the ranking and sorting algorithm described below.

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
CPC levels play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site, to determine the amount they are willing to pay. Generally, the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for an accommodation advertisement on our marketplace. This means that the levels of advertisers’ CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has withdrawn for some period of time from its active inventory on trivago.
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
In addition to consumer products, we have started to develop B2B solutions that build upon our core capabilities and assets as an accommodation search platform with global scale. Such products include, for example, white label accommodation meta search solutions for integration into our partners’ websites.

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
We generate the large majority of our Referral Revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 26% of our Referral Revenue for the year ended December 31, 2021. Booking Holdings and its affiliated brands, including Booking.com, Agoda and priceline.com, accounted for 55% of our Referral Revenue for the year ended December 31, 2021.
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
Our principal competitors for users include:
•Online metasearch and review websites, such as Google Hotel Ads, Kayak, Qunar, Skyscanner , and TripAdvisor;
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Independent hotels and hotel chains, such as Accor, Hilton and Marriott;
•OTAs, such as Booking.com, Ctrip, trip.com and Brand Expedia; and
•Alternative accommodation providers, such as Airbnb and Vrbo.

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
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Online metasearch and review websites, such as Kayak, Qunar, Skycanner, TripAdvisor and Google Hotel Ads;
•Social networking services, such as Facebook and Twitter;
•Websites offering display advertising;
•Email marketing software and tools;
•Online video channels, such as YouTube; and
•Mobile app marketing.

Our employees and culture
We believe that our entrepreneurial corporate culture is a key ingredient to our success. It has been designed to reflect the fast-moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees operate as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly, to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continuously seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and improve approaches going forward.
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

Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher Return on Advertising Spend (ROAS) in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows.
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
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, "Hotel? trivago", "trivago Rating Index", Youzhan, our "WABI" trivago logo and our trivago logo. These trademarks are registered in various jurisdictions.

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
There are also new or additional rules regarding the taxation of digital products and services, the quality of products and services as well as addressing liability for third-party activities. Moreover, the applicability to the Internet of existing laws addressing issues such as intellectual property ownership and infringement is uncertain and evolving.
In particular, we are subject to an evolving set of data privacy laws. trivago is subject to the GDPR, which has been in effect since May 25, 2018 and which has recently led to the imposition of significant fines on various companies.
Following the UK’s exit from the European Union, the UK Government has transposed the GDPR into UK national law, creating the “UK GDPR”, which is complemented by the Data Protection Act 2018. The Brazilian General Data Protection Law (LGPD), Federal Law no. 13,709/2018, is in force since September 18, 2020 and its penalties are enforceable since August 2021.The California Consumer Privacy Act of 2018 (CCPA) became effective in January 2020 and is substantially amended by the California Consumer Privacy Rights Acts, which will become operative in January 2023 and will impose new privacy requirements and rights for consumers in California.
Other substantial markets consider or are about to adopt data protection regulations, which risk being inconsistent or conflicting.
While we strive to monitor and comply with this complex and ever-changing patchwork of laws, a failure or perceived or alleged failure to comply with data privacy requirements in one of the jurisdictions where we operate, or target users may significantly harm our businesses. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices.
The growing complexity of the data protection landscape is exemplified by the regulation regarding international transfer of personal data, which is rapidly evolving and likely to remain uncertain for the foreseeable future. In particular, the GDPR regulates transfers of EU personal data to third countries that have not been found by the European Commission to provide adequate protection to such EU personal data, such as the United States. A considerable number of our service providers and hotels operate in such jurisdictions. In July 2020, the European Court of Justice (“CJEU”), invalidated the EU-U.S. Privacy

Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. At present, companies can rely on the European Commission’s Standard Contractual Clauses, provided that certain requirements are met, including carrying out of a "transfer impact assessment". The Standard Contractual Clauses which were significantly updated in September 2021 in the aftermath of the above-mentioned CJEU ruling, to lawfully transfer personal data from Europe to the United States and other countries that have not been found to provide adequate protection to EU personal data. This requires review of existing contractual arrangements for potential changes. Given this, we have no warranty as to the future viability of these updated Standard Contractual Clauses as a sufficient transfer mechanism for transfers to the US.
Many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities (for example, the Omnibus Directive and the Unfair Commercial Practices Directive in the European Union's New Deal for Consumers, The EU's Data Governance Act, The EU's Digital Markets Act, The EU's Digital Services Act, ePrivacy Regulation and the European Commission's proposal Artificial Intelligence Act to regulate the development and commercial use of AI).
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

Infrastructure
We host our platform at three different locations in Germany, the United States and Hong Kong, while also leveraging cloud-hosted services, which we believe offers us secure and scalable storage and processing power at manageable incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. Where required, our data centers are payment card industry (PCI) compliant and accordingly, it is our policy to store separately the limited amount of relevant sensitive data that we do capture. We have designed our websites, apps and infrastructure to be able to support high-volume demand.

Software
We develop our own software employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

C.    Organizational structure
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2021:
* The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.6 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. The chart above includes a number of Class A shares held by Rolf Schrömgens based solely on the Schedule 13D/A that he filed on February 16, 2022. For more information on shareholding, please see Item 7A. Major Shareholders.
trivago N.V. is the direct or indirect holding company of our subsidiaries. As of December 31, 2021, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant".

D.    Property, plant and equipment
In June 2018, we moved into our headquarters located in Düsseldorf's media harbor. We currently occupy 21,258 square meters of office space, which has been certified with LEED core & shell Gold - representing a state-of-the-art workplace for trivago. The lease provides for a fixed ten-year term plus two renewal options, each for a term of five years. Initially, trivago N.V. was the sole tenant of the building and the building was, therefore, built to our specifications.
As a result of negotiations of our lease contract for the Campus in Düsseldorf, Germany, we signed an amendment to the contract, which became effective in January 2021. The agreement includes the return of unused office spaces and a corresponding reduction of rent, as well as the sale of certain fixed assets related to the space to the landlord. Please refer to Item 5A Operating Revenue - "Costs across multiple categories" below and Note 7 - Leases in the notes to our consolidated financial statements for further details.
We have additional 381 square meters of leased office space in Spain.

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
For a discussion of the year ended December 31, 2020 compared to December 31, 2019, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, "Item 5: Operating and financial review and prospects."

A. Operating results
Overview
Our total revenue for the years ended December 31, 2020 and 2021 was €248.9 million and €361.4 million, respectively, representing an increase of 45%. Our Referral Revenue for the years ended December 31, 2020 and 2021 was €238.4 million and €349.4 million, respectively, representing an increase of 47%.
In the year ended December 31, 2021, Referral Revenue increased on a year-over-year basis by 57% and 59% in Americas and Developed Europe, respectively, while it decreased by 1% in Rest of World compared to the same period in 2020.
We recorded a net loss for the year ended December 31, 2020 of €245.4 million, compared to net income for the year ended December 31, 2021 of €10.7 million, representing an increase of €256.1 million from 2020 to 2021.
Adjusted EBITDA for the years ended December 31, 2020 and 2021 was €(12.3) million and €34.6 million, respectively.

Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis. We continue to onboard additional advertisers to the CPA model. See “Item 4: Information on the company - B. Business overview - Marketplace."
We also earn revenue by offering our advertisers B2B solutions, such as display advertisements, white label services, and subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our revenue.
Key metrics we use to monitor our revenue include the number of Qualified Referrals we make, the revenue we earn for each Qualified Referral, or RPQR, and our Return on Advertising Spend, or ROAS.
Qualified Referrals
We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral mostly on a CPC, basis.

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
We believe the primary factors that drive changes in our Qualified Referral levels are the number of visits to our websites and apps, the booking intent of our visitors, the number of available accommodations on our search platform, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the user friendliness of our websites and apps and the degree of customization of our search results for each visitor. In the short term, our Qualified Referral levels are also heavily impacted by changes in our investment in Advertising Spend, as we rely on advertisements to attract users to our platform. Ultimately, we aim to increase the number and booking conversion of Qualified Referrals we generate by focusing on making incremental improvements to each of these parameters. In addition to continuously seeking to expand our network in hotel advertisers and alternative accommodations, we partner with such hotels or service providers to improve content, and we constantly test and improve the features of our websites and apps to improve the user experience, including our interface, user friendliness and personalization for each visitor.
The following table sets forth the number of Qualified Referrals for our reportable segments for the periods indicated:

	Year ended December 31,		% Change
(in millions) (unaudited)	2020	2021	2021 vs 2020
Americas	70.5	82.6	17.2%
Developed Europe	90.9	119.6	31.6%
Rest of World	79.2	80.0	1.0%
Total	240.5	282.2	17.3%

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

RPQR is determined by the CPC bids or CPA targets our advertisers submit on our marketplace. CPC bids submitted by our advertisers (or a CPC equivalent in the case of advertisers billed on a CPA basis) play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Accordingly, the bidding behavior of our advertisers is influenced by the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from Qualified Referrals as a result of hotels and other accommodation booked on their sites, or booking value. The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace and, in particular, to gain insight into how our advertisers manage their advertising campaigns. Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. The dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.
RPQR is a key financial metric that indicates the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.
The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

	Year ended December 31,		% Change
RPQR in € (unaudited)	2020	2021	2021 vs 2020
Americas	1.27	1.70	33.9%
Developed Europe	1.13	1.37	21.2%
Rest of World	0.58	0.57	(1.7)%
Total	0.99	1.24	25.3%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

Year ended December 31,
% increase in RPR (unaudited)	2021 vs 2020
Americas	37.9%
Developed Europe	25.4%
Rest of World	0.0%
Total	27.5%

Year ended December 31,
% increase in number of referrals (unaudited)	2021 vs 2020
Americas	14.1%
Developed Europe	26.8%
Rest of World	(0.1)%
Total	13.9%

Year ended December 31,
% increase in Qualified Referrals (unaudited)	2021 vs 2020
Americas	17.2%
Developed Europe	31.6%
Rest of World	1.0%
Total	17.3%

Year ended December 31,
% decrease in click-out (unaudited)	2021 vs 2020
Americas	(2.6)%
Developed Europe	(3.6)%
Rest of World	(1.0)%
Total	(3.1)%

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
Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing, content marketing, sponsorship and endorsement.
Our ROAS by reportable segment for the years ended December 31, 2020 and 2021 was as follows:

	Year ended December 31,
ROAS by segment (unaudited)	2020	2021
Americas	156.8%	148.9%
Developed Europe	169.3%	153.0%
Rest of World	143.2%	202.9%
Consolidated ROAS	158.9%	156.3%

In the year ended December 31, 2021, consolidated ROAS decreased to 156.3% compared to 158.9% in the same period in 2020. ROAS decreased by 7.9ppts and 16.3ppts in Americas and Developed Europe, respectively, while it increased by 59.7ppts in RoW, compared to the same period in 2020.
The decreases in ROAS in Americas and Developed Europe were mainly driven by significant increases in Advertising Spend in response to increased travel demand. The increase in ROAS in RoW was driven by a reduction in Advertising Spend in 2021 that more than offset the declines in Qualified Referrals and RPQR, particularly in Asia, where many markets continue to be subject to significant mobility restrictions as a result of the COVID-19 pandemic. Advertising Spend increased by 65.1% and 76.0% in Americas and Developed Europe, respectively, while it decreased by 30.1% in RoW, compared to the same period in 2020.

Marketplace dynamics
Our advertisers regularly adjust the CPC and CPA bids they submit on our marketplace to reflect the levels of referrals, customers, bookings or revenue and profit they intend to achieve with their marketing spend on our platform. In recent years, we have observed a number of factors can influence their bidding behavior on our marketplace, including:
•The fees advertisers are willing to pay based on how they manage their advertising costs and their targeted return on investment;
•Our advertisers' testing of their bidding strategies and the extent to which they make their inventories available on our marketplace;
•Responses of advertisers to elevated levels of volatility on our marketplace;
•Advertiser competition for the placement of their offers; and
•Our advertisers’ response to changes made to our marketplace.

Recent and ongoing trends in our business
The following recent and ongoing trends have contributed to the results of our consolidated operations, and we anticipate that they will continue to impact our future results.
COVID-19 Pandemic
Our business and operating results for 2021 continued to be negatively impacted by the COVID-19 pandemic, with travel to and within many countries, particularly in Europe, being heavily restricted for a significant part of 2021. Despite the emergence of new variants of the COVID-19 virus and the increasing uncertainty around the effectiveness of vaccines against variants that appear to be more contagious, Referral Revenue, Qualified Referrals and Revenue per Qualified Referrals in 2021 increased significantly compared to 2020, although our business levels in 2021 were significantly below 2019 levels.
Spikes in COVID-19 cases have occurred globally with particular severity in the winter of 2021-22 with the emergence of the Omicron variant. It appears however, that even with the substantial uptick in cases, the COVID-19 virus has mutated in such a way that it is causing less severe infections, resulting in the imposition of fewer restrictive measures than had been in place in the winter of 2020-21. Many governments are moving towards accepting COVID-19 as endemic, and we expect them to continue to gradually lighten the restrictive measures that remain in place. However, some parts of our business, such as business travel and city trips, continue to be substantially below pre-pandemic levels.
The unprecedented impact of the COVID-19 pandemic has helped us better understand our brand marketing performance. As we almost completely ceased advertising on television in 2020 and resumed such advertising at reduced levels in 2021, we anticipate that we will not benefit in the same way in terms of direct traffic to our website from prior campaigns in the next years as had been the case in the past. As a result, we anticipate that we would need to invest in television advertising campaigns in the next years to rebuild our pre-pandemic direct traffic baseline.
Our ultimate financial performance will depend on a number of factors relating to the world’s continued emergence from the COVID-19 pandemic, including the threat of future variants of the virus that could prove deadlier or more contagious. Should our recovery from the pandemic progress more slowly than we have assumed or we suffer greater setbacks, this will likely have a significant adverse effect on our future financial performance.

In particular, there is considerable uncertainty to what extent and when our largest advertisers will resume advertising on our platform in the future at levels similar to (or approaching) those preceding the pandemic. Our recovery after the COVID-19 pandemic may be affected by a number of factors including:
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

Restructuring and management of operational expenditures
In response to this challenging environment due to the COVID-19 outbreak, we successfully implemented restructuring measures in 2020 to maintain our cash liquidity and reduce our operating expenses. No restructuring costs were incurred in the year ended December 31, 2021. See Note 9 - Restructuring in the notes to our consolidated financial statements for further details.
In 2021, we continued to be disciplined with our operational expenditures, decreasing our total costs and expenses (excluding Advertising Spend and impairment of goodwill) by €16.1 million or 11.2% in 2021, compared to 2020.

Government subsidy program
We took advantage of a COVID-19 subsidy program and received a €12.0 million payment from the German government in the fourth quarter of 2021 recognized as other income. The German government provided this assistance to compensate for losses incurred in the fourth quarter of 2020 and the first half in 2021 as a result of the pandemic.

New business initiatives
We continue to make efforts to diversify our revenue beyond our core product of accommodation search, although Referral Revenue continues to account for the great majority of our Total Revenue. We have started to develop business-to-business (B2B) solutions including, for example, white label accommodation meta search solutions for integration into our partners’ websites. While these efforts are still in their early stages, we believe there is an opportunity to serve our business customers with a broader set of solutions.

Goodwill impairment charge
In 2020, we recorded an impairment charge of €207.6 million due to the impact of the COVID-19 outbreak. We performed our annual goodwill impairment analysis in the third quarter of 2021. No impairment charge was recorded in the year ended December 31, 2021. For more information on the impairment charge, see Note 8 - Goodwill and intangible assets, net in the notes to our consolidated financial statements.

Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In the year ended December 31, 2021, our revenue share from mobile websites and apps continued to exceed 60%.
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

Advertiser structure
We continue to generate most of our Referral Revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 26% of our Referral Revenue for the year ended 2021. Booking Holdings and its affiliated brands, Booking.com, Agoda and priceline.com accounted for 55% of our Referral Revenue for the year ended 2021. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost.

Results of Operations
Comparison of the years ended December 31, 2020 and 2021:

	Year ended December 31,		% Change
(in thousands)	2020	2021	2021 vs 2020
Consolidated statement of operations:
Revenue	€181,491	€270,110	48.8%
Revenue from related party	67,430	91,355	35.5%
Total revenue	€248,921	€361,465	45.2%

Costs and expenses:
Cost of revenue	10,133	11,500	13.5%
Selling and marketing	178,255	249,196	39.8%
Technology and content	64,258	52,374	(18.5)%
General and administrative	40,935	38,208	(6.7)%
Amortization of intangible assets	373	136	(63.5)%
Impairment of goodwill	207,618	—	(100.0)%
Operating income/(loss)	€(252,651)	€10,051	104.0%

Other income/(expense)
Interest expense	(270)	(389)	(44.1)%
Other, net	(212)	13,628	n.m.
Total other income/(expense), net	€(482)	€13,239	n.m.

Income/(loss) before income taxes	(253,133)	23,290	n.m.
Expense/(benefit) for income taxes	(8,494)	12,586	n.m.
Income/(loss) before equity method investment	€(244,639)	€10,704	n.m.
Income/(loss) from equity method investment	(739)	—	100.0%
Net income/(loss)	€(245,378)	€10,704	n.m.
n.m. not meaningful

	Year ended December 31,
	2020	2021
Consolidated statement of operations as a percent of total revenue:
Revenue	72.9%	74.7%
Revenue from related party	27.1%	25.3%
Total revenue	100.0%	100.0%
Costs and expenses:
Cost of revenue	4.1%	3.2%
Selling and marketing	71.6%	68.9%
Technology and content	25.8%	14.5%
General and administrative	16.4%	10.6%
Amortization of intangible assets	0.1%	0.0%
Impairment of goodwill	83.4%	—%
Operating income/(loss)	(101.5)%	2.8%

Other income/(expense)
Interest expense	(0.1)%	(0.1)%
Other, net	(0.1)%	3.8%
Total other income/(expense), net	(0.2)%	3.7%

Income/(loss) before income taxes	(101.7)%	6.4%
Expense/(benefit) for income taxes	(3.4)%	3.5%
Income/(loss) before equity method investment	(98.3)%	3.0%
Income/(loss) from equity method investment	(0.3)%	—%
Net income/(loss)	(98.6)%	3.0%

Revenue
Our total revenue in the year ended December 31, 2021 consisted of Referral Revenue of €349.4 million and other revenue of €12.0 million.
Total revenue for the year ended December 31, 2021 was €361.4 million, representing an increase of €112.5 million, or 45.2%, compared to the year ended December 31, 2020. Revenue from related parties for the year ended December 31, 2021 increased by €24.0 million, or 35.5%, compared to the year ended December 31, 2020, while revenue from third parties increased by €88.6 million, or 48.8% for the same period.
Referral revenue for the year ended December 31, 2021 was €349.4 million, representing an increase of €111.0 million, or 46.6%, compared to the year ended December 31, 2020.
The increase in Referral Revenue was primarily driven by increases in Qualified Referrals and RPQR in Americas and Developed Europe, while Qualified Referrals and RPQR in RoW remained virtually flat compared to the year ended December 31, 2020.
The year-over-year increase in Qualified Referrals was most pronounced in Americas and Developed Europe as a result of significant increase in traffic volumes starting in the second quarter of 2021, reflecting the easing of COVID-19 related mobility restrictions in those geographic markets. In RoW, Qualified Referrals remained almost unchanged as traffic volumes continued to be muted in certain geographic markets, particularly in Asia, reflecting the persistence of mobility restrictions.

In the year ended December 31, 2021, the increase in RPQR was mainly driven by higher bidding levels in Americas and Developed Europe starting in the second quarter of 2021. In RoW, RPQR continued to be negatively impacted by mobility restrictions, particularly in many Asian geographical markets.

The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,		% Change
(in millions)	2020	2021	2021 vs 2020
Americas	€89.3	€140.1	56.9%
Developed Europe	102.9	163.7	59.1%
Rest of World	46.1	45.6	(1.1)%
Total	€238.4	€349.4	46.6%
Note: Some figures may not add due to rounding.

Referral Revenue in Americas in the year ended December 31, 2021 increased by €50.8 million, or 56.9%, compared to the year ended December 31, 2020. The year-over year increase in Referral Revenue in this segment was mainly driven by an increase in Qualified Referrals and RPQR.
Qualified Referrals increased significantly starting from the second quarter of 2021, due to the increase in traffic volumes, primarily a result of the easing of COVID-19 related mobility restrictions in those geographic markets. RPQR increased by €0.43, or by 33.9% in the year ended December 31, 2021 compared to the same period in 2020, primarily due to higher bidding levels starting in the second quarter of 2021. RPR increased by 37.9%, compared to the year ended December 31, 2020.
Referral Revenue in Developed Europe in the year ended December 31, 2021 increased by €60.8 million, or 59.1%, compared to the year ended December 31, 2020 which was mainly driven by an increase in Qualified Referrals and RPQR.
RPQR increased by €0.24, or by 21.2% in the year ended December 31, 2021 compared to the year ended December 31, 2020 due to higher bidding levels starting in the second quarter of 2021. The RPR for the period increased by 25.4%, compared to the year ended December 31, 2020.
Referral Revenue in RoW in the year ended December 31, 2021 decreased by €0.5 million, or 1.1%, compared to the year ended December 31, 2020, due to a slight decrease in RPQR partly offset by a slight increase in Qualified Referrals. In RoW, Qualified Referrals remained almost unchanged as traffic volumes continued to be muted in certain geographic markets, particularly in Asia, reflecting the persistence of mobility restrictions.
RPQR decreased by €0.01, or 1.7% in the year ended December 31, 2021 compared to the year ended December 31, 2020, reflecting the continued negative impact of mobility restrictions, particularly in many Asian geographical markets. The RPR for the period remained the same compared to the year ended December 31, 2020.

Cost of revenue and expenses
Cost of revenue
Our cost of revenue consists primarily of our third-party cloud-related service provider expenses, data center costs, personnel-related expenses and share-based compensation for our data center operations staff and our customer service team.

Cost of revenue was €11.5 million for the year ended December 31, 2021, and increased by €1.4 million, or 14%, compared to the year ended December 31, 2020. The increase was mainly driven by higher cloud-related service provider costs.

Selling and marketing
Selling and marketing is divided into advertising expense and other selling and marketing expenses, as well as share-based compensation expense.
Advertising expense consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsoring and endorsement.
Other selling and marketing expenses include personnel-related expenses for our marketing, sales and hotel relations teams, as well as production costs for our TV spots and other marketing material, and other professional fees such as market research costs.

	Year ended December 31,		% Change
(in millions)	2020	2021	2021 vs 2020
Advertising expense	€150.0	€223.6	49.1%
% of total revenue	60.3%	61.9%
Other selling and marketing	27.1	24.6	(9.2)%
% of total revenue	10.9%	6.8%
Share-based compensation	1.2	1.1	(8.3)%
% of total revenue	0.5%	0.3%
Total selling and marketing expense (1)	€178.3	€249.2	39.8%
% of total revenue	71.6%	69.0%
Note: Some figures may not add due to rounding.

Selling and marketing expenses for the year ended December 31, 2021 increased by €70.9 million, or 39.8%, compared to the year ended December 31, 2020, primarily driven by significant increases in Advertising Spend in Americas and Developed Europe.
Advertising Spend increased by €73.6 million, or 49.1%, in the year ended December 31, 2021 compared to the year ended December 31, 2020. We increased our Advertising Spend to €94.1 million and €107.0 million in Americas and Developed Europe, respectively, while we decreased it to €22.5 million in RoW, compared to €57.0 million, €60.8 million and €32.2 million, respectively, in the year ended December 31, 2020. In Americas and Developed Europe, we increased our Advertising Spend significantly, reflecting the increase in travel demand starting in the second quarter of 2021. In RoW, many geographic markets were adversely affected by the COVID-19 pandemic and related mobility restrictions, and therefore, our marketing activities in those markets were lower than in the markets included in our other segments.
Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2021 decreased by €2.5 million, or 9.2%, compared to the year ended December 31, 2020, primarily driven by lower personnel-related costs, partly offset by higher professional fees and other expenses.
Personnel-related costs for the year ended December 31, 2021 decreased by €5.2 million, or 33.8%, mainly due to lower headcount and the non-recurrence of restructuring costs compared to the same period in 2020 (see "Costs across multiple categories" below). Professional fees and other expenses for the year ended December 31, 2021 increased by €1.6 million, compared to the same period in 2020, mainly driven by higher digital sales tax expenses and expenses incurred to acquire traffic, partly offset by lower office-related expenses (see "Costs across multiple categories" below).

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

	Year Ended December 31,		% Change
(in millions)	2020	2021	2021 vs 2020
Personnel	€37.4	€30.0	(19.8)%
Share-based compensation	3.8	3.9	2.6%
Depreciation of technology assets	7.2	6.0	(16.7)%
Professional fees and other	15.8	12.4	(21.5)%
Total technology and content	€64.3	€52.4	(18.5)%
% of total revenue	25.8%	14.5%
Note: Some figures may not add due to rounding.

Technology and content expense for the year ended December 31, 2021 decreased by €11.9 million, or 18.5%, compared to the year ended December 31, 2020, mainly due to lower personnel-related costs and lower professional fees and other expenses.
Personnel-related costs for the year ended December 31, 2021 decreased by €7.4 million, or 19.8%, mainly due to lower average headcount and the non-recurrence of restructuring costs compared to the same period in 2020 (see "Costs across multiple categories" below).
Professional fees and other expenses decreased by €3.4 million, or 21.5%, mainly due to lower office-related expenses and lower depreciation expense resulting mainly from the consolidation of our office locations, and by a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus, see "Costs across multiple categories" below. These were partly offset by higher third-party IT service provider costs.

General and administrative
General and administrative expense consists primarily of personnel-related costs including those of our executive leadership, finance, legal and human resource functions, as well as professional fees for external services including legal, tax and accounting. It also includes other overhead costs, depreciation and share-based compensation.

	Year ended December 31,		% Change
(in millions)	2020	2021	2021 vs 2020
Personnel	€16.6	€13.5	(18.7)%
Share-based compensation	9.9	12.0	21.2%
Professional fees and other	14.4	12.7	(11.8)%
Total general and administrative	€40.9	€38.2	(6.6)%
% of total revenue	16.4%	10.6%

General and administrative expense for the year ended December 31, 2021 decreased by €2.7 million, or 6.6%, compared to the year ended December 31, 2020, primarily due to lower personnel-related costs and lower professional fees and other expenses.
Personnel-related costs for the year ended December 31, 2021 decreased by €3.1 million, or 18.7%, mainly due to the non-recurrence of restructuring costs and lower average headcount compared to the same period in 2020 (see "Costs across multiple categories" below).
Share-based compensation increased by €2.1 million, or 21.2%, for the year ended December 31, 2021, which was mainly driven by new grants partly offset by award forfeitures during the year.
Professional fees and other expenses decreased by €1.7 million, or 11.8%, as other expenses in 2020 included the impact of a cyber-related fraud case.

Costs across multiple categories
In the year ended December 31, 2020, we undertook a restructuring, making significant headcount reductions and consolidating our office locations, all in response to the contraction in our business caused by the COVID-19 pandemic. We also reduced our office space in Düsseldorf and recorded a €1.2 million gain on the campus lease modification in the first quarter of 2021.
As a result of the reduction of the Düsseldorf office space and of the consolidation of our office locations, office expense decreased by €3.8 million in year ended December 31, 2021, compared to the same period in 2020. Office space reductions were also the main driver for the decrease in our depreciation expense of €2.3 million in the year ended December 31, 2021, compared to the same period in 2020.
The reduction of office-related expenses and depreciation expenses led to a decrease of technology and content expense by €3.4 million, selling and marketing expense by €1.5 million and general and administrative expense by €1.0 million in the year ended December 31, 2021, compared to the year ended December 31, 2020.
Personnel costs included restructuring costs of €6.3 million in the year ended December 31, 2020. Charges recorded in technology and content expense were €2.9 million, €1.8 million in selling and marketing expense and €1.6 million in general and administrative expense. No restructuring costs related to personnel were incurred in the year ended December 31, 2021.

Amortization of intangible assets
Amortization of intangible assets was €0.1 million in the year ended December 31, 2021 and decreased by €0.3 million compared to the year ended December 31, 2020, as the underlying assets, recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, were fully amortized in the first quarter of 2020.

Impairment of goodwill
There was no impairment charge recorded in the year ended December 31, 2021. We recorded an impairment charge of €207.6 million in the year ended December 31, 2020. See Note 8 - Goodwill and intangible assets, net in the notes to our consolidated financial statements for further details.

Operating income/(loss)
Our operating income was €10.1 million for the year ended December 31, 2021 compared to an operating loss of €252.7 million for the year ended December 31, 2020. The increase was mainly driven by the non-recurrence of goodwill impairment charges of €207.6 million recorded in the first quarter of 2020. The increase was further driven by an increase in Referral Revenue of €111.0 million in the year ended December 31, 2021, which was partly offset by an increase in Advertising Spend in an amount of €73.6 million. Reductions in operating expenses (excluding Advertising Spend and goodwill) further contributed to the increase in operating income.

Other income/(expense)
Other income for the year ended December 31, 2021 was €13.2 million and increased by €13.7 million compared to other expense of €0.5 million for the year ended December 31, 2020. The increase was mainly driven by a €12.0 million COVID-19 subsidy received from the German government in the year ended December 31, 2021.

Expense (benefit) for income taxes

	Year ended December 31,		% change
(in millions)	2020	2021	2021 vs 2020
Expense/(benefit) for income taxes	€(8.5)	€12.6	248.2%
Effective tax rate	3.4%	54.0%

The income tax expense/(benefit) is mainly driven by income before income taxes of €23.3 million in 2021 and a loss of €253.1 million in 2020. Our effective tax rate was 54.0% in 2021 compared to 3.4% in 2020. Non-deductible share-based compensation of (pre-tax) €17.3 million in 2021 and €15.1 million in 2020 had an impact on the effective tax rates of 23.1% and (1.9)% in the years ended December 31, 2021 and 2020, respectively. In 2020, non-deductible impairment expenses on goodwill of €207.6 million had an impact on the effective tax rate of (25.6)%. The details on the movement in valuation allowance are included in Note 11 - Income taxes in the notes to our consolidated financial statements. Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.

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

Interest rate risk
We did not experience any significant impact from changes in interest rates and had no amounts outstanding under our credit facility during the year ended December 31, 2021. The facility was cancelled by the lender in early 2021.

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
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €2.9 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable and accounts payable balances as of December 31, 2021. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the year ended December 31, 2021 we had net foreign exchange rate gains of €1.6 million compared to losses of €0.8 million in the year ended December 31, 2020.

Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 25% of our total revenue for the year ended December 31, 2021 and 41% of total accounts receivable as of December 31, 2021. Booking Holdings and its affiliates represented 54% of our revenue for the year ended December 31, 2021 and 31% of total accounts receivable as of December 31, 2021.

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
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces. This amendment has been treated as a lease modification. See Note 7 - Leases in the notes to our consolidated financial statements for further details.
The IBR was used to derive gain or loss on lease modification and adjustments to operating lease ROU assets and lease liabilities as of the effective date of the lease modification. Estimating the IBR requires assessing a number of inputs including an estimated synthetic credit rating, collateral adjustments and interest rates. Selecting different inputs for this estimation may result in different gain or loss on lease modification and adjustments to operating lease ROU assets and lease liabilities. The selected IBR would have to change by more than 70 basis points to result in a materially different post-modification operating lease ROU assets and lease liabilities balance. The gain or loss recognized on lease modification would not have been materially different.

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
We performed our most recent quantitative goodwill assessment as of September 30, 2021. We did not record any impairment charge as a result of this assessment as the fair value of the reporting units were assessed to be higher than their carrying values. As of September 30, 2021, the amounts of goodwill allocated to the Developed Europe and Americas reporting units were €200.7 million and €87.0 million, respectively. There was no goodwill allocated to the Rest of World reporting unit as of September 30, 2021. The percentages by which fair value exceeded carrying value as of September 30, 2021 were 14.0% and 70.6% for the Developed Europe and Americas reporting units, respectively.
The most significant assumptions used in our analysis to determine the fair value of the reporting units are our weighted average cost of capital ("WACC") and long-term growth rate. Assuming all other assumptions remain constant, the selected WACC would have to increase by more than 150 basis points in each of the Developed Europe and Americas reporting units for a possibility of impairment to occur. The selected long-term growth rates were not sensitive for this assessment.

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

B.    Liquidity and capital resources
For the year ended December 31, 2021, total cash, cash equivalents and restricted cash increased by €45.9 million to €256.7 million, of which €256.4 million were included in current assets and €0.3 million of long-term restricted cash were included in other long-term assets in the balance sheet. The increase in total cash, cash equivalents and restricted cash was mainly driven by positive cash flows from operating and investing activities.
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
 The following table summarizes our cash flows for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
(in millions)	2020	2021
Cash flows provided by operating activities	€7.9	€32.5
Cash flows provided by/(used in) investing activities	(16.2)	10.0
Cash flows provided by/(used in) financing activities	(0.2)	1.1

Cash Flows Provided by Operating Activities
For the year ended December 31, 2021, net cash provided by operating activities increased by €24.7 million to €32.5 million.
This increase was mainly driven by net income adjusted by non-cash items totaling €42.9 million. Net income includes a cash inflow of €12.0 million from a COVID-19 subsidy received from the German government in the fourth quarter of 2021. The increase was partly offset by negative changes in operating assets and liabilities of €10.3 million. Changes in operating assets and liabilities were primarily due to an increase in accounts receivable of €25.8 million resulting mostly from higher revenues in the fourth quarter of 2021 compared to fourth quarter of 2020, that was partly offset by an increase in tax payable of €8.6 million and in accounts payable of €6.9 million.
Non-cash items included in net income of €10.7 million consisted of share-based compensation of €17.3 million, deferred income taxes of €8.9 million and depreciation of €8.2 million, partly offset by foreign exchange gains of €1.6 million and by a gain of €1.2 million from the modification of the lease for our campus in Düsseldorf in the first quarter of 2021.

Cash Flows Provided by/(Used in) Investing Activities
For the year ended December 31, 2021, cash provided by investing activities was €10.0 million, mainly due to €19.3 million proceeds from sale and maturity investments. These were partly offset by a €4.3 million net cash outflow for a business acquisition in the first quarter of 2021 and €3.8 million cash outflow related to capital expenditures including internal-use software and website development.

Cash Flows Provided/(Used in) by Financing Activities
For the year ended December 31, 2021, cash provided by financing activities was €1.1 million, mainly due to proceeds from exercise of option awards.

C.    Research and development expenses, patents and licenses, etc.
See “Item 4: Information on the company - B. Business overview.”

D.    Trend information
See “Item 5: Operating and financial review and prospects - A. Operating results.”

E.    Off-balance sheet arrangements
Other than the items described below under “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations” as of December 31, 2021, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2021:

	Payments due by period
(in millions)	Total	Short-term	Long-term
Operating leases, including imputed interest (1)(2)	€61.3	€3.8	€57.5
Finance lease obligations	0.1	0.1	—
Purchase obligations(3)	48.8	19.1	29.7
Total (4)	€110.2	€23.0	€87.2
(1) Operating lease obligations include leases for office space and office equipment. Certain leases contain renewal options. Lease obligations expire at various dates with the latest maturity in 2038. Refer to Note 2 - Significant accounting policies for detailed discussion on our accounting for operating leases. The lease obligations have not been reduced by minimum sublease rental income due in the future under non-cancelable sublease agreements which is expected to be immaterial for the future period.
(2) Currently recognized on our balance sheet as of December 31, 2021 is an asset retirement obligation of €0.1 million for the cost to decommission office space. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
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

The below table presents a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands)	2019	2020	2021
Net income/(loss)	€17,161	€(245,378)	€10,704
Income/(loss) from equity method investment	453	(739)	—
Income/(loss) before equity method investment	€16,708	€(244,639)	€10,704
Expense/(benefit) for income taxes	20,982	(8,494)	12,586
Income/(loss) before income taxes	€37,690	€(253,133)	€23,290
Add/(less):
Interest expense	33	270	389
Other, net	428	212	(13,628)
Operating income/(loss)	€38,151	€(252,651)	€10,051
Depreciation of property and equipment and amortization of intangible assets	11,983	10,852	8,349
Impairment of, and gains and losses on disposals of, property and equipment	(111)	597	283
Impairment of intangible assets and goodwill	—	207,618	—
Share-based compensation	19,891	15,079	17,261
Certain other items, including restructuring	—	6,235	(1,307)
Adjusted EBITDA	€69,914	€(12,270)	€34,637
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

Management board

Name	Age	Position
Axel Hefer	44	Managing Director for Legal, Marketplace, People and Culture, and Technology (Chief Executive Officer)
Matthias Tillmann	38	Managing Director for Finance, Marketing and Product (Chief Financial Officer)

The following paragraphs set forth biographical information regarding our management board members as well as our chief financial officer.
Axel Hefer currently serves as chief executive officer of the company. He was initially appointed as managing director and chief financial officer of the company in 2016. He also serves as a non-executive director of Spark Networks SE and Patrizia AG as well as chairman of the supervisory board of FC Schalke 04. Prior to joining trivago GmbH, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the former Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.
Matthias Tillmann currently serves as chief financial officer of the company and was initially appointed as managing director in 2020. He joined trivago in 2016 and has held a variety of leadership responsibilities in the finance department. He co-led the team as Senior Vice President, Head of Corporate Finance and prior to that was Head of Strategy and Investor Relations. Prior to joining trivago, he was a senior investment banker at Deutsche Bank AG. Mr. Tillmann holds a diploma in mathematics and economics from the University of Münster (WWU).

Changes to our management board in 2021
On November 1, 2021, we announced that James Carter would resign from the management board effective December 31, 2021. Mr. Carter continues to act as an advisor to trivago on strategic and technical matters and will transition from his current operational responsibilities in the first half of 2022.

Supervisory board

Name	Age	Year of initial appointment	Expiration of current term
Joana Breidenbach	56	2021	2024
Robert Dzielak	51	2021	2024
Eric Hart	46	2021	2024
Peter M. Kern	54	2016	2022
Hiren Mankodi	48	2016	2022
Mieke De Schepper*	46	*	*
Niklas Östberg	41	2016	2022
*On March 1, 2022, Mieke De Schepper was designated as temporary member of our supervisory board, pending her appointment at our general meeting of shareholders scheduled for later in 2022. For more information, see "Changes to our supervisory board" below.

The following is a brief summary of the business experience of our supervisory board members.
Joana Breidenbach is an internet entrepreneur, author and anthropologist. She is a member of the supervisory board of gut.org gAG, co-founder of the donation platform betterplace.org and founder of the think tank betterplace lab. Ms. Breidenbach holds a PhD degree from the Ludwig Maximilians University in Munich.
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
Hiren Mankodi currently serves as Managing Director for Charlesbank Capital Partners, leading the firm’s technology investing efforts. Previously he was a co-founding partner at Pamplona TMT, a private equity firm focusing on the technology, media and telecom private equity sector. Prior to that, he was a Managing Director at Audax Private Equity where he led the firm’s technology investing efforts. He has over 20 years of private equity and venture capital investing experience, including investments in the enterprise software, infrastructure software, digital media, healthcare IT, technology-enabled services, and industrial technology sectors.
Mieke De Schepper is Executive Vice President, Travel Unit and Managing Director Asia Pacific, Amadeus IT Group. She joined Amadeus in January 2019. Mieke has more than 17 years of experience in managing B2C and B2B businesses. Before Amadeus, Mieke worked for Expedia Group, where she held the role of Senior Vice President and Chief Commercial Officer of Egencia, the corporate travel brand of Expedia Group. Earlier, as the Vice President of Expedia Group’s Lodging Partner Solutions, she was responsible for growing and managing the hotel relationships in Asia Pacific. Prior to Expedia Group, she spent 10 years with Phillips Electronics having held various global, regional and local leadership roles in product, marketing and sales. She started her professional career with McKinsey. Mieke holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.
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

Agreements regarding the supervisory board and the management board
Members of our supervisory board and members of our management board have been appointed pursuant to the terms of Amended and Restated Shareholders’ Agreement. See “Item 6: Directors, senior management and employees - C. Board practices” and “ Item 7: Major shareholders and related party transactions - B. Related party transactions”.

Changes to our supervisory board
•On February 25, 2021, Ariane Gorin resigned from our supervisory board and compensation committee.
•On June 30, 2021, Rolf Schrömgens, did not stand for reelection as a member of our supervisory board at our annual general meeting of shareholders.
•On June 30, 2021, the Supervisory Board appointed Joana Breidenbach, Robert Dzielak and Eric Hart to the Supervisory Board, with terms expiring at our annual general meeting to be held in 2024.
•Prior to his formal appointment Eric Hart was designated on February 25, 2021, as temporary member of our supervisory board. On June 30, 2021, the Supervisory Board appointed Eric Hart to the Supervisory Board, with a term expiring at our annual general meeting to be held in 2024.
•On March 1, 2022, Frédéric Mazzella resigned from our supervisory board and audit committee. On the same date, the supervisory board designated Mieke De Schepper as temporary member of our supervisory board, pending her appointment at our general meeting of shareholders scheduled for later in 2022, and appointed her to our audit committee. Upon her designation as temporary member of the supervisory board, Ms. De Schepper has all powers and responsibilities of a supervisory board member, as if she had been appointed at the general meeting of shareholders.

Board Diversity Disclosure
The following information was provided by the members of our supervisory board members on a voluntary basis.
Board Diversity Matrix (As of date of March 4, 2022)

Country of Principal Executive Offices			Germany
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			7
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	2
LGBTQ+	0
Did Not Disclose Demographic Background	1

B. Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended December 31, 2021 is described in the tables below.
Our management board earned the following cash compensation with respect to their service as members of the management board during the fiscal year 2021:

(€ in thousands)	Carter(*)	Hefer	Tillmann
Periodically-paid remuneration (base salary)	€240	€240	€240
Bonuses	€168	€192	€216
Profit participation	—	€15	—
Total cash compensation	€408	€447	€456
(*) James Carter resigned from the management board with effect from December 31, 2021.
Our supervisory board conducted an individualized analysis of each member of senior management with reference to alignment with our goals, the business impact of senior management on those goals and the team building capabilities of senior management, and in each case, determined that our management board met the objectives set forth as a condition for the awarding of the respective bonus paid to them. For 2021, the compensation committee approved, subject to supervisory board approval, an all-cash performance bonus to Messrs. Carter, Hefer, and Tillmann, which amounts are included in the bonuses line in the table above. As of December 31, 2021, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.
In 2021, Mr. Tillmann exercised options at a strike price of €0.06 to receive 110,000 ADSs that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act. In 2021 Mr. Carter acquired 304,633 ADSs from the vesting of his restricted units that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act. In 2021 Mr. Hefer exercised options at a strike price of €0.06 to receive 350,000 ADSs that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act.

Our management board held the following options (both vested and unvested) as of December 31, 2021:

Beneficiary	Grant date	Vesting date	Number of options outstanding(1)	Strike price	Expiration date(2)
Carter	Jul. 18, 2019	Three Year Vest(7)	33,771	N/A(6)	N/A(6)
	Mar. 11, 2020(4)	Three Year Vest(4)	73,076	N/A(6)	N/A(6)
	Mar. 11, 2020	Three Year Vest(8)	182,275	N/A(6)	N/A(6)
	Mar. 2, 2021	Three Year Vest(10)	356,823	N/A(6)	N/A(6)
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	45,830	€0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	600,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	1,276,000	$7.17	Dec. 20, 2024
	Dec. 20, 2017	Jul. 2, 2020, Jan. 2, 2023	1,500,000	$7.17	Dec. 20, 2024
	Jun. 28, 2019	Three Year Vest(3)	767,606	€0.06	Jun. 28, 2026
	Mar. 11, 2020(4)	Three Year Vest(4)	775,347	€0.06	Mar. 11, 2027
	Mar. 11, 2020(5)	Jan. 2, 2023	1,500,358	€0.06	Mar. 11, 2027
	Mar. 11, 2020	Three Year Vest(8)	863,601	€0.06	Mar. 11, 2027
	Mar. 2, 2021	Three Year Vest(9)	698,376	€0.06	Mar. 2, 2028
	Mar. 2, 2021	Three Year Vest(10)	917,372	€0.06	Mar. 2, 2028
Tillmann	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	40,000	$12.14	Mar. 6 2024
	Mar. 21, 2018	Jan. 2, 2019, 2020, 2021	100,000	$7.01	Mar. 21, 2025
	Feb. 8, 2019	Three Year Vest(3)	2,500	€0.06	Feb. 8, 2026
	Mar. 11, 2020(4)	Three Year Vest(4)	115,189	€0.06	Mar. 11, 2027
	Mar. 11, 2020(5)	Jan. 2, 2023	532,385	€0.06	Mar. 11, 2027
	Mar. 11, 2020	Three Year Vest(8)	423,674	€0.06	Mar. 11, 2027
	Mar. 2, 2021	Three Year Vest(9)	110,101	€0.06	Mar. 2, 2028
	Mar. 2, 2021	Three Year Vest(10)	420,311	€0.06	Mar. 2, 2028
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
(6) Restricted stock units are granted at zero grant price and have no expiration date.
(7) This award vests as follows: 1/3rd vested on July 18, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(8) This award vests as follows: 1/3rd vests on January 2, 2021, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(9) The award vests 1/3rd on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates. The awards are not exercisable until the completion of the performance period. The award contains performance conditions which will determine the number of shares awardable at the end of the performance period pursuant to the respective vested stock options or restricted share units. The performance condition is based upon the three-year compound annual growth rate (CAGR) of trivago's share price. Potential award levels range from 0-200% of the grant depending on the achievement of a share price CAGR ranging from 10-20% over a three-year period (sliding scale). The start and end stock price is based on the 30-day trailing volume-weighted average share price.
(10) This award vests as follows: 1/3rd vests on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2021 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2021:

($ in thousands)	Breidenbach	Mazzella	Mankodi	Östberg
Periodically-paid remuneration (base salary)	23	45	45	45
Bonuses	—	—	—	—
Total cash compensation	23	45	45	45

Mr. Kern, Mr. Dzielak, Ms. Gorin, Mr. Hart and Mr. Schrömgens were not provided with any compensation for their service on our supervisory board for the year ended December 31, 2021.

Our supervisory board held the following options and/or restricted stock units (RSUs) (both vested and unvested) as of December 31, 2021:

Beneficiary	Grant date	Vesting date	Number of options/RSUs outstanding	Strike price	Expiration date
Breidenbach	Jul. 22, 2021	3 Year Vest(6)	39,820	€0.06	Jul. 22, 2028
Dzielak	—	—	—	—	—
Gorin	—	—	—	—	—
Hart	—	—	—	—	—
Kern	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	74,135	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	125,520	$7.17	Dec. 20, 2024
	Feb. 8, 2019	3 Year Vest(2)	2,755	N/A(1)	N/A(1)
	Mar. 11, 2020	3 Year Vest(4)	11,270	N/A(1)	N/A(1)
Mankodi	Aug. 17, 2018	Jul. 2, 2019, 2020, 2021	90,408	$4.42	Aug. 17, 2025
	Feb. 8, 2019	3 Year Vest(2)	3,099	N/A(1)	N/A(1)
	Mar. 11, 2020	3 Year Vest(4)	41,434	N/A(1)	N/A(1)
	Mar. 2, 2021	3 Year Vest(5)	74,751	N/A(1)	N/A(1)
Mazzella	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	65,898	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	111,576	$7.17	Dec. 20, 2024
	Jun. 28, 2019	3 Year Vest(2)	54,062	€0.06	Jun. 28, 2026
	Nov. 5, 2019	3 Year Vest(3)	831	€0.06	Nov. 5, 2026
	Mar. 11, 2020	3 Year Vest(4)	95,982	€0.06	Mar. 11, 2027
	Mar. 2, 2021	3 Year Vest(5)	71,429	€0.06	Mar. 2. 2028
Östberg	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	$7.17	Dec. 20, 2024
	Jun. 28, 2019	3 Year Vest(2)	58,117	€0.06	Jun. 28, 2026
	Mar. 11, 2020	3 Year Vest (4)	95,982	€0.06	Mar. 11, 2027
	Mar. 2, 2021	3 Year Vest(5)	71,429	€0.06	Mar. 2. 2028
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
(5)This award vests as follows: 1/3rd vests on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(6)This award vests as follows: 1/3rd vests on July 1, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date

As of December 31, 2021, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. In the year 2021, none of our supervisory board members exercised any options in trivago N.V. In 2021, 27,070 and 71,408 RSUs vested and were released to Mr. Kern and Mr. Mankodi, respectively.
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

Compensation principles
Senior management
The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives and drive sustainable business performance. We have mandated an external compensation specialist to benchmark our management’s compensation, both in terms of their base cash compensation, cash bonus and equity incentive award, against that of the management of similarly situated companies in the United States and Europe including companies with a similar financial profile or those in the same sector (e.g., technology and online travel). While we have targeted total compensation amounts for senior management comparable to those of similarly situated companies, in 2020, we have compensated our senior management with performance-based equity grants, based on performance targets (e.g. stock price improvement). We have opted to focus on this type of compensation to incentivize our management’s value contribution to our business and to promote long-term value creation. For more information on the 2021 performance grants, see “Item 6: Directors, senior management and employees - B. Compensation - Compensation of members of our management board and supervisory board" above. Base salaries for our senior management were therefore a relatively smaller component of total compensation and were lower than base salaries of senior management at many of our peers. Bonus payments for our senior management are determined with respect to a given year based on primarily qualitative goals. For the purpose of determining the bonus amounts and compensation more generally, our supervisory board and compensation committee conduct an individualized analysis of each member of senior management and measure the performance of senior management with reference to alignment with our goals, the business impact of senior management on those goal and the team building capabilities of senior management. The base salary, any bonus payments and any equity award compensation are proposed by the CEO to our compensation committee. The proposal is then discussed (and amended, if needed) by the committee. The amount of compensation of the management board and those executives reporting to the CEO is then determined at the discretion of our supervisory board.

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

Pursuant to the Amended and Restated Shareholders’ Agreement, our management board must consist of two to six members, including the CEO and the CFO. Our management board members have been appointed pursuant to our deed of incorporation. The composition of our management board is subject to the rights of the Founders and Expedia Group (through ELPS) under the Amended and Restated Shareholders’ Agreement.
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
Our current supervisory board members (other than Ms. De Schepper who was appointed as a temporary member in 2022) were appointed at our general meetings of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that any new supervisory board member will be proposed for nomination by either ELPS or the Founders as applicable, depending on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. ELPS and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, ELPS and the Founders have agreed that ELPS may designate the chairman of the supervisory board. The chairman will be entitled to cast a tie-breaking vote.

Management board member services agreements and performance equity grants
We have entered into services agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. We have also entered into agreements governing our management board's equity grants. The management's board's performance equity grants for 2020 were subsequently amended to adjust the performance criteria included therein. The amended terms of the agreements are described above under "Compensation of members of our management board and supervisory board" above. The form of stock option summary of award, restricted share unit summary award, performance stock option award agreements, performance stock unit award agreements and the related restated and amended summaries of awards are also filed as exhibits hereto. The stock option summary of award and restricted share unit summary award were executed on February 27, 2020 to amend prior equity awards to management with the terms in respect of a change of control described below. These agreements include a "double trigger" change of control provision. Upon any participant’s termination of employment, during the two-year period following a Change in Control (as defined in the agreement), for a Qualified Termination Reason (as defined below), the Relevant Proportion (as defined below) of the option outstanding as of such termination of employment which was outstanding as of the date of such Change in Control will be fully exercisable and vested, permitting the participant to subscribe for the Relevant Portion of 100% of the relevant target award against payment of the exercise price, and will remain exercisable until the later of (i) the last date on which the option would be exercisable in the absence of this provision and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the term of the option. Analogous provisions were implemented for the performance stock unit agreements.
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

Director independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist exclusively of independent supervisory board members. Our supervisory board has determined that, under current Nasdaq listing standards regarding independence, and taking into account any applicable committee standards, Ms. Breidenbach, Mr. Mankodi, Ms. De Schepper and Mr. Östberg would be considered independent supervisory board members.
Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Ms. Breidenbach, Mr. Mankodi, Ms. De Schepper and Mr. Östberg are considered independent supervisory board members. See “Item 16G: Corporate governance.”

Committees of the supervisory board
Our supervisory board has established an audit committee and a compensation committee.

Audit Committee
The audit committee currently consists of Mr. Mankodi, Ms. De Schepper and Mr. Östberg and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Mankodi serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Mankodi is considered an “audit committee financial expert” as defined by the SEC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under Nasdaq rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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

D.    Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2019	2020	2021
Cost of revenue	53	62	57
Selling and marketing	313	164	133
Technology and content	623	445	444
General and administrative	258	163	175
Total	1,247	834	809
thereof employed in Germany	1,139	828	800

None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E. Share ownership
See “ Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see "Item 6: Directors, senior management and employees - B. Compensation"

Item 7: Major shareholders and related party transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2022, by:
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
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of March 1, 2022 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of March 1, 2022. See “Item 4: Information on the company - C.    Organizational structure” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	79.8%	76.9%
Rolf Schrömgens(4)	21,776,984	22.5%	28,468,807	10.9%	11.3%
Peter Vinnemeier(5)	1,200,000	1.2%	23,285,793	8.9%	8.6%
PAR Investment Partners, L.P.(6)	21,116,683	21.8%	—	—	* *
Management board members (7)
Axel Hefer	4,605,943	4.8%	—	—	* *
Matthias Tillmann	536,268	*	—	—	* *
Supervisory board members
Joana Breidenbach	—	—	—	—	—
Robert J. Dzielak	—	—	—	—	—
Eric M. Hart	—	—	—	—	—
Peter M. Kern	251,350	*	—	—	* *
Hiren Mankodi	220,685	*	—	—	* *
Frédéric Mazzella	320,755	*	—	—	* *
Niklas Östberg	337,495	*	—	—	* *
All management board and supervisory board members as a group (9 persons)	6,272,496	6.5%	—	—	* *
*Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**Indicates voting power of less than 1%.
(1) Percentages based on 96,704,815 Class A shares outstanding and 261,962,688 Class B shares outstanding as of December 31, 2021. Where the respective individual has the right to acquire within 60 days of March 1, 2022 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6: Directors, senior management and employees - B. Compensation."
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
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à.r.l. (ELPS), Expedia Group holds its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares into Class A shares, ELPS would own 58.3% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, ELPS may be deemed to beneficially own equity securities representing approximately 76.9% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13 D/A filed, Mr. Schrömgens held 21,928,205 Class A shares and 28,468,807 Class B shares as of September 1, 2021. He subsequently sold an aggregate of 151,221 Class A shares in open market transactions. For more information see "Significant changes in ownership by major shareholders" below.
(5) On February 10, 2022, Peter Vinnemeier converted a portion of his Class B shares into Class A shares, resulting in an increase in the total number of outstanding Class A shares by 1,200,000 shares.
(6) As of August 13, 2021, each of (i) PAR Investment Partners, (ii) PAR Group, through its control of PAR Investment Partners as general partner, and (iii) PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 21,116,683 Class A Shares, representing approximately 21.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.The percentage of Class A Shares beneficially owned as set forth above is based on 96,704,815 Class A Shares issued and outstanding as of December 31, 2021. A portion of the ADSs PAR Investment Partners purchased were pursuant to a stock purchase agreements described below under "Significant changes in ownership by major shareholders." The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.
(7) The share totals for Messrs. Hefer and Tillmann do not include shares awardable pursuant to vested performance equity awards. Those awards are contingent upon the satisfaction of performance conditions that will determine the number of shares awardable at a future date. For more information, see “Item 6: Directors, officers and employees – B. Compensation – Compensation of members of our management board and supervisory board.”

Significant changes in ownership by major shareholders
As of December 31, 2021, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States by one holder of record. At such date, there were 96,704,815 ADSs outstanding, each representing one of our Class A shares, and in the aggregate representing 27% of our outstanding ordinary shares. At such date, there was one holder of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Open market sales
On May 27, 2021, Rolf Schrömgens filed a Schedule 13D/A, in which he announced an intention to transfer up to 17,650,000 Class A shares to his former spouse in connection with the settlement of divorce proceedings. Mr. Schrömgens would not retain voting or dispositive power over such shares after transfer. Mr. Schrömgens additionally announced an intention to sell up to 8,000,000 Class A shares from time to time, the net proceeds of which would be used to pay associated tax liabilities to be incurred in connection with such divorce proceedings. Mr. Schrömgens indicated that such sales may be effected in open market transactions, block trades or privately negotiated transactions. On June 7, 2021, Mr. Schrömgens filed a Schedule 13D/A in which he reported that he sold 3,500,000 Class A shares on June 1, 2021 in a block trade at a purchase price of $3.80 per share. On February 16, 2022, Mr. Schrömgens filed a Schedule 13D/A in which he reported that he sold 3,700,000 Class A shares in a block trade on September 2, 2021 at a purchase price of $2.47 per share, and on February, 14, 2022, he sold 151,221 shares in open market transactions at a weighted average sales price of $2.55 per share.
On June 12, 2020, Peter Vinnemeier filed a Schedule 13D/A reporting that he entered into a Rule 10b5-1 sales plan (the “Trading Plan”) on June 2, 2020 with a broker to sell ADSs. The maximum number of ADSs that have been sold, beginning on July 1, 2020 under the Trading Plan, amounted to 3,500,000 ADSs, with such ADSs being sold in separate tranches at different specified market prices. The Trading Plan was scheduled to remain in effect until March 31, 2021 and was adopted in accordance with our insider trading policy while it was intended to comply with the provision of Rule 10b5-1 under the Exchange Act.

Private Placement with PAR Investment Partners
On June 13, 2019, PAR Investment Partners entered into a stock purchase agreement, pursuant to which it agreed to purchase 6,000,000 ADSs from Peter Vinnemeier. The ADSs were purchased at a price of $3.74 per ADS in a private transaction that was exempt from registration under the Securities Act. In connection with this private placement, Mr. Vinnemeier concurrently terminated a Rule 10b5-1 sales plan that was entered into with a broker to sell 6,000,000 ADSs and was the subject of a Schedule 13D/A that was filed on May 10, 2019 and was subsequently amended. In each transaction, no shares were sold by trivago, and trivago received no proceeds. Mr. Vinnemeier received all of the proceeds from the sale. The securities sold in the transaction were not registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

B. Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2021.

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
The Amended and Restated Shareholders’ Agreement also sets forth agreements regarding the committees of the supervisory board and the rules of procedure. See “Item 6: Directors, senior management and employees - C. Board practices.”
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

Commercial relationships
We currently have commercial relationships with many Expedia Group affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. In 2020, we and Expedia Partner Solutions ("EPS") entered into an additional agreement pursuant to which EPS powers our platform with a template (hotels.com for partners). For the years ended December 31, 2019, 2020 and 2021, Expedia Group and its brands in each of the years accounted for 34%, 27% and 25% of our total revenues, respectively.
See “Item 5: Operating and financial review and prospects” for additional information.

myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remained a related party to trivago. Related party revenue of €2.8 million and €1.1 million for the years ended December 31, 2019 and 2020, respectively, primarily consists of referral revenue. Related-party revenue for the year ended December 31, 2021 was not significant.
In December 2020, we entered into an agreement to sell our minority interest in myhotelshop to its majority shareholder. As a result of the sale, we derecognized the remaining equity method investment of €70 thousand on our consolidated balance sheet. The closing conditions were fulfilled on January 28, 2021, with myhotelshop not being a related party to us from that date on. For more information see Note 3: Acquisitions and divestitures to the audited consolidated financial statements included elsewhere in this annual report.

Agreements with management board or supervisory board members
For a description of our agreements with our management board and supervisory board members, please see “Item 6: Directors, senior management and employees - C. Board practices - Management board member services agreements and performance equity grants” and “Item 6: Directors, senior management and employees - C. Board practices - Supervisory board member services agreements.”

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
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. In its submissions, the ACCC proposed a penalty of at least AUD90 million and an injunction restraining us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL. trivago submitted that an appropriate penalty for the court to impose would be in the order of up to AUD15 million. The court’s decision will be forthcoming.
Management recorded a provision of AUD15 million for the probable and currently estimable loss in connection with these proceedings within current other liabilities. The ultimate penalty amount could substantially exceed the level of provision that we established for this litigation. In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. In cases involving conduct before and after September 1, 2018, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. As a result, an estimate of the reasonable possible loss or range of probable loss in excess of the amount reserved cannot be made.

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

C.    Material contracts
Lease of our headquarters
On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH (now IMMOFINANZ Medienhafen GmbH) for office space in the Media Harbor area in Düsseldorf. The handover of the premises took place on May 30, 2018. The initial lease term of ten years will end on May 31, 2028, and we have two options to extend the lease term for another five years each. We signed an amendment to our lease contract for the campus in Düsseldorf, which became effective on January 29, 2021. The agreement includes the return of unused office space as of January 1, 2021 and a corresponding reduction of rent as well as the sale to the landlord of certain fixed assets related to the space.
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

Taxation of the company (trivago N.V.)
General
The company, trivago N.V., has two German tax resident individuals serving as managing directors and operates its business from Germany on the basis of arrangements that are aimed to ensure to have its effective place of management in Germany. We, therefore, take the view that the effective place of management of trivago N.V. should be in Germany, and that trivago N.V. is subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands as described in “-Tax treatment of corporate reorganization.” Nevertheless, the effective place of management test depends upon facts and circumstances. The company intends to have its effective place of management in Germany and has made arrangements that are aimed to keep its effective place of management in Germany. The organizational rules provide that, subject to certain exemptions, (a) management decisions are to be taken in principle in Germany and (b) supervisory board meetings shall be held in Germany. In accordance with the organizational rules the supervisory board has issued to the management board “Best-Practice Guidelines” giving recommendations on how to deal with certain aspects of the management of the company to ensure a German place of management of the company.
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
Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the immediately preceding assessment period are only permissible up to €1,000,000 (€10,000,000 for losses incurred in 2020 and 2021) for corporate income tax but not at all for trade tax purposes. Negative income that cannot be offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry-forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 50% of the company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in full and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
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
More specifically as regards distributions from ADSs, the German withholding tax will be withheld either by (i) the German financial institution that holds or administers the underlying Class A shares in custody and disburses or credits the dividend income from the underlying Class A shares or (ii) the German collective securities custodian, i.e., on the payment made to the depositary (in both cases (i) or (ii), a Paying Agent). Further, a withholding tax certificate should be issued which entitles the addressee of such certificate to a refund or tax credit of the German taxes withheld. The ADS holder should be entitled to any refund or tax credit (and not the legal owner which is the depositary) as it is treated for German tax purposes as the beneficial owner of the Class A shares. Consequently, the German taxes levied on the payments under the ADSs should be the same as if the ADS holder invested directly in the Class A shares because the ADS holder is either entitled to a refund or a tax credit. The ADS holders would be treated as if they hold Class A shares directly and withholding tax would be charged only once.

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
Based on the double taxation treaty, if any, concluded between Germany and the jurisdiction where an investor is tax resident for purposes of the respective double taxation treaty, which we refer to in the following as the Treaty, German withholding tax may be reduced to a lower tax rate usually amounting to 15% of the gross dividend on the basis of an applicable Treaty. In this event, the excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty should generally be refunded to the investors upon application. A U.S. investor for example initially should receive a net payment of €73.625 from a gross dividend amounting to €100 (i.e., €100 minus the 26.375% withholding tax). Such U.S. investor may, subject to fulfilling procedural requirements, be entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend. As a result, the U.S. investor may ultimately receive a payment of €85 in total (85% of the gross dividend amount), provided that it is entitled to Treaty benefits.
On December 1, 2016, the German Federal Parliament (Bundestag) approved a provision (section 50j of the German Income Tax Law or EStG) to limit the entitlement of non-resident shareholders to a refund or a reduction of German dividend withholding tax under a double taxation treaty under certain circumstances. This provision came into force for assessment periods starting January 1, 2017. Under this provision, a refund or a reduction of German dividend withholding tax under a double taxation treaty will, in principle, only be granted, if (i) the non-resident ADS holder is not obliged to forward the dividend proceeds received from the company to any other person, the non-resident shareholder has continuously held beneficial ownership in the shares of the company during the 45-day-period prior to the due date of the distribution (Pre-Holding Period), the non-resident shareholder continuously holds beneficial ownership in the shares of the company during the 45-day-period after the due date of the distribution (Post-Holding Period), and the non-resident shareholder has continuously borne the market risk exposure during both the Pre-Holding Period and the Post-Holding Period, taking hedging or comparable transaction into account. On the other hand, this provision shall not apply (and the entitlement of a non-resident ADS holder to a refund or a reduction of German dividend withholding tax is not limited by this provision), if (i) the applicable double taxation treaty of the non-resident shareholder provides for a withholding tax rate of at least 15%, or (ii) the non-resident ADS holder is subject to income taxation in its state of residency (without being tax exempt) and holds directly at least 10% in the share capital of the company paying the dividend or (iii) the non-resident ADS holder has continuously been holding the beneficial ownership in the shares of the company for a period of at least twelve months prior to the date on which the income accrued (Zufluss).
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
Withholding tax will not be withheld by a Paying Agent if the taxpayer provides the Paying Agent with an application for exemption (Freistellungsauftrag) to the extent that the capital income does not exceed the annual lump sum allowance (Sparerpauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly) . Furthermore, no withholding tax will be levied if the taxpayer provides the Paying Agent with a non-assessment certificate (Nichtveranlagungsbescheinigung) to be applied for with the competent tax office of the investor.

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

Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the dividends are effectively 95% exempt from corporate income tax and the solidarity surcharge unless an exception is applicable thereto. 5% of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of 15.825%. In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However, dividends are not exempt from corporate income tax (including solidarity surcharge thereon), if the ADS holder only held (or holds) a direct participation of less than 10% in the underlying share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Underlying participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Underlying participations that an ADS holder holds through a partnership (including those that are co-

entrepreneurships (Mitunternehmerschaften)) are attributable to the ADS holder only on a pro rata basis at the ratio of the interest share of the ADS holder in the assets of the relevant partnership.
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
In addition, the dividends are subject to trade tax in the full amount at the partnership level if the ADSs are attributed to a German permanent establishment of the partnership, unless the requirements of the trade tax participation exemption privilege are fulfilled. If a partner of the partnership is an individual, the portion of the trade tax paid by the partnership pertaining to his profit share will be credited, either in full or in part, against his personal income tax by means of a lump sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer. It is unclear how the rules for the taxation of dividends from Portfolio Participations (see “Corporations” above) might impact the trade tax treatment at the level of the partnership. ADS holders are strongly recommended to consult their tax advisors. Under a literal reading of the law, if the partnership qualifies for the trade tax exemption privilege at the beginning of the relevant assessment period, the dividends should not be subject to trade tax. However, in this case, trade tax should be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the underlying shares in the company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to other than such specific corporate partners (which includes individual partners and should, under a literal reading of the law, also include corporate partners to whom, on a look-through basis, only

Portfolio Participations are attributable) should (after the deduction of business expenses economically related thereto) not be subject to trade tax.

Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute) or financial services institutions (Finanzdienstleistungsunternehmen) hold ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial services institutions, and financial institutions. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.

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
In case of a Qualified Holding, 5% of the gains from the disposal of the ADSs could, under German domestic tax law, currently be subject to corporate income tax plus solidarity surcharge thereon if the ADS holder is a corporation. However, the German Federal Tax Court (Bundesfinanzhof) has ruled against the application of the 5% rule in case of foreign corporations which have neither a permanent establishment nor a permanent representative in Germany. If the ADS holder is an individual, only 60% of the gains from the disposal of the ADSs are subject to the progressive income tax rate plus solidarity surcharge thereon (partial income method). However, most Treaties provide for an exemption from German taxation and attribute the right of taxation to the ADS holder’s state of residence. According to German tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the ADS holder submits to the Paying Agent a certificate of residence issued by the competent foreign tax authority.
In case of a Qualified Holding, the relevant ADS holder has to file a German tax return. Please note that a tax return is also required if Germany does not have the right to tax such capital gains pursuant to the individual applicable Treaty.
With regard to capital gains or losses from ADSs attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the provisions pertaining to ADS holders with a tax domicile in Germany whose ADSs are business assets apply mutatis mutandis (see “Taxation of capital gains from ADSs - ADS holder with a domicile in Germany - ADSs held as business assets”). The Paying Agent can refrain from deducting the withholding tax if the ADS holder declares to the Paying Agent on an official form that the ADSs form part of domestic business assets and certain other requirements are met.
German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ordinary shares or other securities, including ADSs, held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a credit institution, a financial services institution, a securities trading company or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law with the exception of ADSs held by an ADS holder holding directly or indirectly through ADSs and shares at least 1% in the company’s ordinary share capital, does not create a limited tax liability in Germany so that there should be no obligation to withhold taxes on such capital gains. Further, it is not entirely clear by the German statutory law whether a withholding should be made if and when the (share) ADS holder creates a limited tax liability in Germany with its holding. However, an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016, as amended, (reference number IV C 1-S2252/08/10004:017) provides that taxes need not to be withheld when the holder of the custody account is not a resident of Germany for

German tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder holds 1% or more of the share capital of a German company through ADSs and shares. Although this circular is not binding on German tax courts, in practice, the disbursing agents are required to follow the guidance contained in such interpretation circulars. But even if there is no withholding in Germany, the ADS holder is required to make a tax filing with the German tax authorities if and when it is subject to a limited tax liability in Germany with its capital gains under German domestic tax law.

Taxation of capital gains from ADSs-ADS holder with a domicile in Germany
The capital gain from the disposition of ADSs realized by an ADS holder who is tax resident in Germany should be subject to German tax as if the ADS holder owned the underlying Class A shares directly. This is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016, as amended, (reference number IV C 1-S2252/08/10004:017) with respect to the limitation on the offsetting of capital loss from ADRs with capital gains from shares and/or ADRs and the exchange of the ADRs into the respective (represented) shares.

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

However, the ADS holder can apply for his total capital investment income together with his other taxable income to be subject to his progressive income tax rate as opposed to the flat tax on investment income, if this results in a lower tax liability. In this case, the withholding tax is credited against the progressive income tax and any resulting excess amount will be refunded. Pursuant to the current view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump sum deduction. Further, the limitations on offsetting losses are also applicable in the context of the income tax assessment.
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

Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute) or financial services institutions (Finanzdienstleistungsunternehmen) sell ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, capital gains are fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial service institutions and financial institutions or if the ADSs reflect at least 1% of the share capital of the company. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.

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

Taxation of capital gains from ADSs-Class A shares in exchange of the ADSs
An ADS holder may request from the issuer of the ADSs to receive the Class A shares in exchange for the ADSs. This kind of exchange should not be qualified as a sale of the ADSs followed by an acquisition of the Class A shares, because ADSs should represent a beneficial ownership interest in the underlying shares and the holders of ADSs should for German tax purposes be treated as if they held the shares directly (please refer to “Item 3: Key information - D. Risk factors” above). This treatment is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016, as amended, (reference number IV C 1-S2252/08/10004:017). The income taxation of Class A shares follows the same basic principles as described for the ADSs.

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
Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability and to a refund of any residual Dutch dividend withholding tax. The same applies to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder.
A holder of ADSs or Class A shares that is resident of a country other than the Netherlands may, depending on such holder's specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch national tax legislation, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.
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
Conditional withholding tax on dividends (as per 1 January 2024)
As of 1 January 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by the us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:
(i) is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or
(ii) has a permanent establishment located in a Listed Jurisdiction to which the ADSs or Class A shares are attributable; or
(iii) holds the ADSs or Class A shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv) is not considered to be the beneficial owner of the ADSs or Class A shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ADSs or Class A shares (a hybrid mismatch); or
(v) is not resident in any jurisdiction (also a hybrid mismatch); or
(vi) is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021).

The conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend payment. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2022), if:
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
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ADSs or Class A shares are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% to 5.53% (depending on the aggregate amount of the net investment). The deemed return will be adjusted annually on the basis of historic market yields.

Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 15% with respect to taxable profits up to €395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).

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

Material U.S. federal income tax considerations
The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ADSs. This discussion applies only to U.S. Holders that hold such ADSs as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended, the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, and the income tax treaty between the United States of America and the Federal Republic of Germany dated August 29, 1989 (as amended by any subsequent protocols, including the protocol of June 1, 2006) (the "Treaty") each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ADSs. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ADSs and that is fully eligible for benefits under the Treaty.
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

Distributions
Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions made with respect to our ADSs (including the amount of any foreign taxes withheld therefrom, if any, and excluding certain pro rata distributions of our Class A Shares or other similar equity interests) will be includable in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income, to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not compute earnings and profits under U.S. federal income tax principles. U.S. Holders accordingly should expect that all such distributions made with respect to our ADSs will be treated as dividends. Dividends on our ADSs will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.
With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the Treaty or with respect to any dividend paid on ADSs which are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs. Our ADSs are listed on Nasdaq, which is an established securities market in the United States. The ADSs should be considered readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in future years.
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

Passive Foreign Investment Company
Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds.
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the taxable year ended December 31, 2021 or for any future taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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

Foreign financial asset reporting
Individuals that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50.000 on the last day of the taxable year or U.S.$75.000 at any time during the taxable year are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ADSs may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ADSs.
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
Not applicable.

B.    Warrants and rights
Not applicable.

C.    Other securities
Not applicable.

D.    American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class A share (or a right to receive one Class A share) deposited with Deutsche Bank AG, or any successor, as custodian for the depositary. A deposit agreement among us, the depositary and you the ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. A copy of the Agreement is incorporated by reference as an exhibit to this annual report. The depositary's corporate trust office at which the ADSs will be administered and the depositary's principal executive office is located at 60 Wall Street, New York, New York 10005.

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
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2021, the depositary reimbursed us approximately $1.3 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures
A.    Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2021, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
Based on this evaluation, management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in their report which is included below.

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

Opinion on Internal Control Over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 4, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 4, 2022

D.    Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
(in thousands)	2020	%	2021	%
Audit Fees	€2,452	99.1%	€2,439	99.3%
Audit-related Fees
Tax Fees	22	0.9%	18	0.7%
All Other Fees
Total	€2,474		€2,457

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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December 31, 2021 and December 31, 2020 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

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
The DCGC recommends having a diversity policy for the composition of the management board and supervisory board. We acknowledge the importance of diversity in the broadest sense and consider aspects of diversity relevant to our company. The supervisory board believes that it is important for its members to represent diverse viewpoints and further that the personal backgrounds and qualifications of the managing and supervisory board members, considered as a group, should provide a significant composite mix of gender, ethnicity, experience, knowledge and abilities.
New diversity measures entered into force on January 1, 2022. Under these new measures, the Company is required to set an appropriate and ambitious target to promote gender diversity on the Management Board and the Supervisory Board and among senior management, as well as a plan to achieve that target. Annually, within ten months from the close of the financial year, the Company will be required to report to the Dutch Social Economic Council (Sociaal Economische Raad) on the number of men and women comprised in the Management Board and the Supervisory Board and senior management at the end of the prior financial year, its diversity target, the plan to reach such target and, should the target not have been achieved, the reasons for not meeting such target.
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

Item 16H: Mine safety disclosure
Not applicable.

PART III
Item 17: Financial statements
See “Item 18: Financial statements.”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333-214591

1.2	Amended Management Board Rules.					X

1.3	Amended Supervisory Board Rules.	F-3	4/5/2018	3.3	333-224151

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.3	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.4	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.5	Form of American Depositary Receipt (included in Exhibit 2.4).	F-1/A	12/5/2016	4.4	333-214591

2.6	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.2.1.	English translation of the Amendment to the Lease Agreement between Immofinanz GmbH (formerly known as Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH) and trivago N.V., dated December 31, 2020.	20-F	3/6/2021	4.2.1	001-37959

4.3	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.4	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.5	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.	20-F	3/6/2021	4.5	001-37959

4.6	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	20-F	3/6/2021	4.6	001-37959

4.7	Form of 2020 CAGR Performance Stock Option Award Agreement.	20-F	3/6/2021	4.7	001-37959

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number
4.7.1	Form of Amended and Restated 2020 CAGR Performance Stock Option Award Summary.	20-F	3/6/2021	4.7.1	001-37959

4.8	Form of 2020 Stock Price Performance Stock Option Award Agreement.	20-F	3/6/2021	4.8	001-37959

4.8.1	Form of Amended and Restated 2020 Stock Price Performance Stock Option Award Summary.	20-F	3/6/2021	4.8.1	001-37959

4.9	Form of 2020 CAGR Performance Stock Unit Award Agreement.	20-F	3/6/2021	4.9	001-37959

4.9.1	Form of Amended and Restated 2020 CAGR Performance Stock Unit Award Summary.	20-F	3/6/2021	4.9.1	001-37959

4.10	Form of 2020 Stock Price Performance Stock Unit Award Agreement.	20-F	3/6/2021	4.10	001-37959

4.10.1	Form of Amended and Restated 2020 Stock Price Performance Stock Unit Award Summary.	20-F	3/6/2021	4.10.1	001-37959

4.11	Form of Restricted Share Unit Summary Award.					X

4.12	Form of Stock Option Summary of Award.					X

8.1	List of Subsidiaries					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.					X

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X

101.SCH	Inline XBRL Taxonomy Extension Schema					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X

104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)					X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Axel Hefer
Axel Hefer

Chief Executive Officer, Managing Director
Date:	3/4/2022

By:	/s/ Matthias Tillmann
Matthias Tillmann

Chief Financial Officer, Managing Director
Date:	3/4/2022

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill

Description of the Matter
At December 31, 2021, the carrying value of the Company’s goodwill was EUR 287 million. As discussed in Notes 2 and 8 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level annually or more frequently if events or circumstances indicate that an impairment may have occurred. The Company performed the annual impairment test as of September 30, 2021. The quantitative impairment test was performed by measuring the fair value of the Company’s reporting units using a blended analysis of the present value of future discounted cash flows and the market valuation approach.

Auditing management’s goodwill impairment test was complex and judgmental due to the significant estimation required to determine the present value of each reporting unit’s future discounted cash flows. The discounted cash flows were sensitive to the revenue growth rates, profitability, terminal value projections and the discount rates applied. Additionally, the determination of the estimated future cash flows for each reporting unit involved significant judgment and estimation due to the increased level of uncertainty surrounding the ongoing economic impacts of the COVID-19 pandemic.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the assumptions described above.

To test the estimated fair value of the Company’s reporting units, we performed audit procedures that included, among others, assessing the Company’s methodology (use of discounted cash flow method and market valuation method), testing the assumptions discussed above and the underlying data used by the Company in its goodwill impairment test. For the discounted cash flow method, we compared the revenue growth rates, profitability and terminal value projections to industry or economic trends, including the different scenarios used by management to reflect the ongoing uncertainty resulting from the economic impacts of COVID-19. We involved our valuation specialists to assess management’s methodology, the discount rates and revenue terminal growth rates. We performed sensitivity analyses to the revenue growth rates, profitability, terminal value projections and the discount rates applied, to evaluate the changes in the fair value of the reporting units that would result from changes in such assumptions. We compared management’s prior forecasts to historical actual results. We tested management’s fair value calculation for clerical accuracy. We assessed management’s reconciliation of the sum of the fair values for each reporting unit to the market capitalization of the Company. We involved our valuation specialists to evaluate the resulting implied control premium by comparison to historical transactions.

We also assessed the Company’s disclosure regarding valuation of Goodwill (within Notes 2 and 8 to the consolidated financial statements).

Measurement of legal contingency

Description of the Matter
At December 31, 2021, the Company accrued a penalty of AUD15 million for the Australian Competition and Consumer Commission (ACCC) legal contingency. As explained in Note 14 to the consolidated financial statements, the Company received a ruling from the Australian Federal Court that it had contravened the Australian Consumer Law (ACL) for certain conduct prior to and after September 1, 2018, with such conduct after September 1, 2018 subject to the new ACL penalty regime. In October 2021, the Australian Federal Court heard submissions from the parties in relation to relief. In its submissions, the ACCC proposed a penalty of at least AUD90 million.

Auditing management’s estimate of the probable loss was judgmental due to the significant estimation uncertainty in respect of how the Australian Federal Court would calculate the penalties that will be ultimately assessed for the Company under both the old and new Australian penalty regimes. The applicability of the new penalty regime significantly increased the maximum potential penalty and few penalties have yet been decided for contraventions of the ACL under the new regime.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s measurement of the ACCC legal contingency.

To test the measurement of the loss contingency from this case, our audit procedures included, among others, evaluating management’s methodology for estimating the probable loss and any reasonably possible additional loss. We also tested the Company’s assessment by reading summaries of the proceedings, obtained external legal counsel confirmation letters, and made inquiries with external and internal legal counsel. We further performed a search for evidence of penalties determined in similar cases and assessed the comparability of those cases to that of the Company.

We also assessed the Company’s disclosure regarding the ACCC legal contingency (within Note 14 to the consolidated financial statements).

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014.

Düsseldorf, Germany
March 4, 2022

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2019	2020	2021
Revenue	€554,046	€181,491	€270,110
Revenue from related party	284,571	67,430	91,355
Total revenue	€838,617	€248,921	€361,465
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	9,159	10,133	11,500
Selling and marketing, including related party (1)(2)(3)	664,155	178,255	249,196
Technology and content, including related party (1)(2)(3)	69,924	64,258	52,374
General and administrative, including related party (1)(2)(3)	55,543	40,935	38,208
Amortization of intangible assets (2)	1,685	373	136
Impairment of goodwill	—	207,618	—
Operating income/(loss)	€38,151	€(252,651)	€10,051
Other income/(expense)
Interest expense	(33)	(270)	(389)
Other, net	(428)	(212)	13,628
Total other income/(expense), net	€(461)	€(482)	€13,239
Income/(loss) before income taxes	€37,690	€(253,133)	€23,290
Expense/(benefit) for income taxes	20,982	(8,494)	12,586
Income/(loss) before equity method investment	€16,708	€(244,639)	€10,704
Income/(loss) from equity method investment	453	(739)	—
Net income/(loss)	€17,161	€(245,378)	€10,704

Earnings per share attributable to common stockholders:
Basic	€0.05	€(0.69)	€0.03
Diluted	0.05	(0.69)	0.03
Shares used in computing earnings per share:
Basic	351,991	353,338	357,525
Diluted	356,738	353,338	367,240

	Year ended December 31,
	2019	2020	2021
(1) Includes share-based compensation as follows:
Cost of revenue	€269	€243	€257
Selling and marketing	2,359	1,169	1,104
Technology and content	5,978	3,808	3,897
General and administrative	11,285	9,859	12,003

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€360	€188	€98
Amortization of internal use software and website development costs included in technology and content	3,239	3,926	4,566
Amortization of internal use software costs included in general and administrative	656	491	313
Amortization of acquired technology included in amortization of intangible assets	143	84	136

(3) Includes related party expense as follows:
Cost of revenue	€44	€(32)	€0
Selling and marketing	263	133	111
Technology and content	465	97	48
General and administrative	43	31	0
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2019	2020	2021
Net income/(loss)	€17,161	€(245,378)	€10,704
Other comprehensive income/(loss):
Currency translation adjustments	151	(58)	32
Total other comprehensive income/(loss)	€151	€(58)	€32
Comprehensive income/(loss)	€17,312	€(245,436)	€10,736
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except per share amounts)

	As of December 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	€208,353	€256,378
Restricted cash	103	—
Accounts receivable, net of allowance for credit losses of €348 and €658 at December 31, 2020 and December 31, 2021, respectively	11,642	23,707
Accounts receivable, related party	2,969	16,506
Short-term investments	19,448	—
Tax receivable	7,839	3,527
Prepaid expenses and other current assets	10,438	10,273
Total Current Assets	€260,792	€310,391

Property and equipment, net	26,682	15,905
Operating lease right-of-use assets	86,810	48,323
Deferred income taxes	1	26
Other long-term assets	4,399	3,250
Intangible assets, net	169,550	170,085
Goodwill	282,664	286,539
TOTAL ASSETS	€830,898	€834,519

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€6,755	€14,053
Income taxes payable	102	4,358
Deferred revenue	2,750	2,174
Payroll liabilities	2,983	3,289
Accrued expenses and other current liabilities	14,934	16,323
Operating lease liability	7,188	2,269
Total Current Liabilities	€34,712	€42,466

Operating lease liability	85,979	45,267
Deferred income taxes	42,176	49,810
Other long-term liabilities	3,514	3,192
Commitments and contingencies (Note 14)

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 55,967,976 and 96,704,815 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	3,358	5,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 298,187,967 and 261,962,688 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	178,913	157,178
Reserves	798,017	835,839
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	4	36
Accumulated deficit	(438,082)	(427,378)
Total stockholders' equity	€664,517	€693,784
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€830,898	€834,519
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2019	€2,554	€185,213	€757,262	€(213,664)	€(89)	€122,307	€853,583
Impact of adoption of new accounting guidance				3,799			3,799
Net income				17,161			17,161
Other comprehensive income (net of tax)					151		151
Share-based compensation expense			19,891				19,891
Conversion of Class B shares	420	(4,200)	3,780				—
Issued capital, options exercised	75		127				202
Balance at December 31, 2019	€3,049	€181,013	€781,060	€(192,704)	€62	€122,307	€894,787
Net loss				(245,378)			(245,378)
Other comprehensive income (net of tax)					(58)		(58)
Share-based compensation expense			15,079				15,079
Conversion of Class B shares	210	(2,100)	1,890				—
Issued capital, options exercised	99		(12)				87
Balance at December 31, 2020	€3,358	€178,913	€798,017	€(438,082)	€4	€122,307	€664,517
Net income				10,704			10,704
Other comprehensive income (net of tax)					32		32
Share-based compensation expense			17,261				17,261
Conversion of Class B shares	2,174	(21,735)	19,561				—
Issued capital, options exercised	270		1,000				1,270
Balance at December 31, 2021	€5,802	€157,178	€835,839	€(427,378)	€36	€122,307	€693,784
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2019	2020	2021
Operating activities:
Net income/(loss)	€17,161	€(245,378)	€10,704
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment, internal-use software and website development)	10,298	10,479	8,213
Amortization of intangible assets	1,685	373	136
Goodwill impairment loss	—	207,618	—
Impairment of long-lived assets including internal-use software and website development	96	549	—
Share-based compensation (see Note 10)	19,891	15,079	17,261
Deferred income taxes	1,904	(8,248)	8,856
Foreign exchange (gains)/losses	429	795	(1,554)
Expected credit losses, net	754	656	255
Loss on disposal of fixed assets	2	185	317
Gain from settlement of asset retirement obligation	(209)	(137)	(5)
Gain from lease termination and modification, net	—	(179)	(1,307)
(Income)/loss from equity method investment	(453)	739	—
Gain on divestitures	—	(393)	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	24,926	53,732	(25,754)
Prepaid expenses and other assets	3,696	(773)	(2,510)
Accounts payable	(665)	(26,620)	6,897
Payroll liabilities	(4,476)	(891)	297
Accrued expenses and other liabilities	7,591	2,594	2,738
Deferred revenue	(2,310)	(2,550)	(576)
Taxes payable/receivable, net	(6,099)	242	8,568
Net cash provided by/(used in) operating activities	€74,221	€7,872	€32,536
Investing activities:
Purchase of investments	(10,000)	(8,850)	(1,351)
Proceeds from sales of investments	—	—	19,338
Proceeds from divestitures, net of cash divested	—	556	—
Prepayment of pending business acquisition	—	(3,038)	—
Business acquisition, net of cash acquired	—	—	(4,302)
Capital expenditures, including internal-use software and website development	(8,017)	(5,501)	(3,781)
Proceeds from sale of fixed assets	36	644	114
Net cash used in investing activities	€(17,981)	€(16,189)	€10,018
Financing activities:
Proceeds from exercise of option awards	202	87	1,270
Repayment of other non-current liabilities	(301)	(267)	(217)
Net cash provided by/(used in) financing activities	€(99)	€(180)	€1,053
Effect of exchange rate changes on cash, cash equivalents and restricted cash	94	(1,275)	2,341
Net increase/(decrease) in cash, cash equivalents and restricted cash	€56,235	€(9,772)	€45,948
Cash, cash equivalents and restricted cash at beginning of year	164,308	220,543	210,771
Cash, cash equivalents and restricted cash at end of year	€220,543	€210,771	€256,719

	Year ended December 31,
	2019	2020	2021
Supplemental cash flow information:
Cash paid for interest	€51	€217	€383
Cash paid for taxes, net of (refunds)	25,171	(484)	(4,848)
Non-cash investing and financing activities:
Fixed assets-related payable	202	5	3
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Notes to the consolidated financial statements
1. Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. Beginning in 2020, we began to offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company.
As of December 31, 2021, Expedia Group’s ownership interest and voting interest in trivago N.V. is 58.3% and 76.9%, respectively. The Class B shares of trivago N.V. held by Messrs. Schrömgens, Vinnemeier and Siewert (whom we collectively refer to as our Founders) as of December 31, 2021, had an ownership interest and voting interest of 14.8% and 19.5%, respectively. The Founders may also own Class A shares in addition to the Class B shares held. The holders of Class A shares are entitled to one vote per share compared to Class B shares which are entitled to ten votes per share. The additional ownership of Class A shares by the Founders would not significantly change ownership or voting interest.

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
As of December 31, 2020 and December 31, 2021, there are no noncontrolling interest balances, as all subsidiaries of the Company are wholly-owned.

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
Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. At December 31, 2019, €5.6 million was recorded as deferred revenue, €5.2 million of which was recognized as revenue during the year ended December 31, 2020. At December 31, 2020, the deferred revenue balance was €2.8 million, €2.8 million of which was recognized as revenue during the year ended December 31, 2021. At December 31, 2021, the deferred revenue balance was €2.2 million.

Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2019, 2020 and 2021 cost of revenue excludes €0.1 million, €0.1 million and €0.1 million, respectively, of amortization expense of acquired technology. For the years ended December 31, 2019, 2020 and 2021 cost of revenue excludes €4.3 million, €4.6 million and €5.0 million, respectively, of amortization expense related to internal use software and website development.

Cash and Cash Equivalents
Our cash and cash equivalents include cash and liquid financial instruments, consisting of money market funds, which are readily accessible mutual funds that invest in high-quality, short-term debt, and time deposit investments, with original maturities of three months or less when purchased.

Restricted cash
Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value. As of December 31, 2020 and December 31, 2021, restricted cash was €2.4 million and €0.3 million, respectively. The total balance as of December 31, 2021 is classified as other long-term assets based on the expected dates the restricted cash will be made available to the Company.

Accounts receivable
Accounts receivable are generally due within 10 to 90 days and are recorded net of an allowance for expected credit losses. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable, collection terms and historical or expected credit loss patterns. For each pool, we make estimates for the allowance based on the current expected credit loss ("CECL") methodology by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as general and administrative expense in our consolidated statement of operations. As disclosed in Note 17: Valuation and qualifying accounts, for the year ended December 31, 2021, we recorded approximately €0.3 million of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of COVID-19 pandemic on the economy and the Company, partially offset by €20 thousand of write-offs. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the COVID-19 pandemic.

Investments
Our short-term investments consist of time deposit and term deposit accounts with original maturities of more than three but fewer than 12 months. Our long-term investments, classified as other long-term assets, consist of term deposits with maturity of more than one year.

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

Leases
We determine if an arrangement is a lease at inception. Our operating leases primarily comprises of office space which includes our campus building lease. The operating leases balances are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate as the discount rate in measuring the present value of lease payments given the rate implicit in our leases is not typically readily determinable. Estimating the incremental borrowing rate requires assessing a number of inputs including an estimated synthetic credit rating, collateral adjustments and interest rates. The operating lease ROU asset is comprised of the initial operating lease liability, adjusted for any prepaid or deferred rent payments, unamortized initial direct costs, and lease incentives received. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs on our consolidated statement of operations.

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
Additionally, in the prior periods we had entered into subleases for unoccupied leased office space. We recognized sublease payments on a straight-line basis over the term of the sublease. As of December 31, 2021 we have no active sub-leases for our office space.

Business combinations
We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Adjustments may be made to the preliminary purchase price allocation when facts and circumstances that existed on the date of the acquisition become known during the measurement period subsequent to the preliminary purchase price allocation, not to exceed one year from the date of acquisition. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

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

Advertising expense
We incur advertising expense consisting of offline costs, including television and radio advertising expense, online advertising expense, as well as sponsorship and endorsement expense, in order to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statements of operations.

Share-based compensation
Share-based compensation expense relates to stock awards granted in connection with the Omnibus Incentive Plan, as further discussed in Note 10 - Share-based awards and other equity instruments. For the years ended December 31, 2020 and 2021, we had no awards classified as liabilities. Forfeitures are accounted for in the period that the award is forfeited.

Share Options: The majority of our share options are service-based awards. We also grant awards that contain performance conditions which vest upon achievement of certain company-based targets and awards which contain market conditions which vest upon achievement of certain market-based targets, in addition to containing service conditions. The fair value of share options accounted for as equity settled transactions is measured at the grant date (or modification date, if applicable) using an appropriate valuation model, including the Black-Scholes option pricing model and, for awards that contain market-based vesting conditions, the Monte Carlo simulation pricing model. The majority of our share options vest between one and three years.
Restricted Stock Units: We grant Restricted Stock Units ("RSUs"), which are stock awards entitling the holder to shares of common stock as the award vests. For RSU awards with only service-based vesting conditions, we measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. For RSU awards which contain market conditions, we estimate the fair value using the Monte Carlo simulation model. The majority of our RSUs vest between one and three years.
We amortize the fair value of service-based awards, net of actual forfeitures, as share-based compensation expense over the vesting term on a straight-line basis.
Performance and Market-Based Awards.
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
For the years ended December 31, 2020 and 2021, our reserves restricted for dividend distribution were €188.7 million and €169.3 million, respectively.

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
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 34%, 27% and 25% respectively, of revenues for the year ended December 31, 2019, 2020 and 2021 and 20% and 41% of total accounts receivable as of December 31, 2020 and 2021. Booking Holdings and its affiliates represent 40%, 44% and 54%, respectively, of revenues for the years ended December 31, 2019, 2020 and 2021 and 47% and 31%, respectively, of total accounts receivable as of December 31, 2020 and 2021.

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

Government Grants
Government grants are recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. A government grant that compensates for expenses incurred is recognized in our consolidated statements of operations as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized. A government grant that becomes receivable for costs already incurred or for the purpose of giving immediate financial support to the Company, with no future related costs, is recognized as income in the period in which it becomes receivable.
During the year ended December 31, 2021, we took advantage of a COVID-19 subsidy program and received a €12 million grant from the German government. The German government provided this assistance to compensate for losses incurred in the fourth quarter of 2020 and the first half in 2021 as a result of the pandemic. As of December 31, 2021 the full amount was received and all conditions attached to the grant were met. The grant was recognized as other income and presented within the line item other, net in our consolidated statements of operations.

Adoption of new accounting pronouncements
Codification Improvements. In October 2020, the FASB issued ASU 2020-10, which did not prescribe any new accounting guidance, but instead made minor improvements and clarifications on several different FASB ASC topics based on comments and suggestions made by various stakeholders. The codification improvements applicable to us were adopted effective immediately. The adoption of the new guidance did not have a material impact to our consolidated financial statements.
Income Taxes. As of January 1, 2021, we have prospectively adopted ASU 2019-12, which eliminates certain exceptions in current guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Equity Method Investments. As of January 1, 2021, we have prospectively adopted ASU 2020-01, which clarifies the interaction between the accounting for investments in equity securities, equity method investments and certain derivative instruments. The adoption of this new guidance did not have a material impact to our consolidated financial statements.

Recent accounting pronouncements not yet adopted
Business Combinations. In October 2021, the FASB issued ASU 2021-08 which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 instead of at fair value. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
Government Assistance. In November 2021, the FASB issued ASU 2021-10 which introduces annual disclosure requirements about government grants. The new standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.

3. Acquisitions and divestitures
Acquisitions
Effective on January 12, 2021, we acquired 100% of weekengo GmbH ("Weekengo") shares for €6.7 million from former shareholders and the domain and related trademark for €0.7 million from a former shareholder, for an aggregate cash purchase price of €7.4 million of which €0.5 million are held in escrow to be released to the former shareholders one year after closing. Refer to Note 18 - Subsequent events for details on the escrow release subsequent to December 31, 2021. Weekengo is a company based in Germany that operates the online travel search website “weekend.com”, which specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus. A portion of the purchase consideration was paid in December 2020 as partial fulfillment of closing conditions amounting to €3.0 million. This amount was included in prepaid expenses and other current assets on the consolidated balance sheet as of December 31, 2020.
The acquisition was accounted for as a business combination using the acquisition method of accounting. Accordingly, we have allocated the consideration paid for Weekengo to the net tangible and identifiable intangible assets based on their estimated fair values. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets.
The following table summarizes the final acquisition date fair values of the assets acquired and liabilities assumed:

(in thousands)	January 12, 2021
Cash and cash equivalents	€85
Prepaid expenses and other current assets	54
Property and equipment, net	1,662
Deferred income taxes	1,247
Goodwill	3,838
Intangible assets, net	675
Total Assets	€7,561
Accounts payable	(121)
Other liabilities	(15)
Net assets acquired	€7,425

The allocation of the purchase price was subject to revision during the measurement period, which is up to one year from the date of the acquisition. Adjustments to the preliminary values, which may include tax and other estimates, during the measurement period are recorded in the reporting period in which the adjustment amounts are determined. In the fourth quarter of 2021, we recorded a measurement period adjustment to the provisional amount recognized of deferred income taxes to reflect information that became known to management regarding facts and circumstances that existed as of the acquisition date. The adjustment resulted in an increase in deferred tax assets of €1.5 million, attributable to tax losses carried forward, which was offset by €0.3 million of deferred tax liabilities attributable to fair value adjustment on capitalized software and software development costs. The €1.2 million net increase in deferred tax assets resulted in a corresponding decrease to goodwill. The adjustment did not result in an impact to our consolidated statements of operations. As of December 31, 2021, our purchase price allocation is complete.

The Company applied variations of the cost approach to estimate the fair values of the acquired trademark and domain “WEEKEND.com”, recognized within intangible assets, of €0.7 million with an estimated useful life of 5 years, and capitalized software and software development costs, recognized within property and equipment, of €1.6 million with an estimated useful life of 3 years.
The goodwill balance of €3.8 million has been assigned to the Developed Europe and Americas segments in the amounts of €2.5 million and €1.3 million, respectively. The goodwill largely reflects our access to Weekengo’s development team and know-how, and expected synergies to strengthen our presence in the weekend getaway market. Goodwill is not expected to be deductible for tax purposes.
Revenues from Weekengo included in the Company's consolidated statements of operations for the year ended December 31, 2021 were €0.2 million. Net loss from Weekengo included in the Company's consolidated statements of operations for the same period was €2.3 million. The Company did not incur material transaction costs with respect to the Weekengo acquisition during the year ended December 31, 2021.
The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had occurred on January 1, 2020. The pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of the period nor is it necessarily indicative of future results. The pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated costs savings from synergies or other operational improvements.

(in thousands)	Year ended December 31,
2020
Revenue	€249,287
Net loss	(247,220)

The pro forma financial information in the table above includes adjustments that are directly attributable to the business combination and are factually supportable. The pro forma financial information include adjustments of €0.6 million for the year ended December 31, 2020 related to application of the Company’s accounting policies, depreciation and amortization related to fair value adjustment on capitalized software and software development costs and recognition of the trademark and domain, and acquisition related transaction costs.

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
base7booking.com Sarl ("base7") was a wholly-owned subsidiary of trivago. In the fourth quarter of 2020, we entered into an agreement to sell substantially all assets of base7 to a third-party buyer for cash consideration of €0.8 million, subject to subsequent net working capital and subscription revenue adjustments. The transaction closed in November 2020. We recognized a gain on sale of €0.5 million and derecognized €0.3 million of goodwill associated with the disposal group for the year ended December 31, 2020.
In December 2020, we entered into an agreement to sell our minority interest (49%) in myhotelshop GmbH ("myhotelshop") for a cash consideration of €70 thousand to its majority shareholder, who is not a related party to trivago. One of the closing conditions of the agreement was for myhotelshop to repay the outstanding shareholder loan to us. As of December 31, 2020, the outstanding loan and accrued interest of €1.0 million with myhotelshop had been fully repaid. Due to the imminent closing of the transaction, we recognized an impairment loss of €1.1 million based on the difference between the consideration and the carrying amount of the minority interest, and this amount has been included in income from equity method investment for the year ended December 31, 2020. The sale of myhotelshop closed on January 28, 2021. As a result of the conclusion of the sale, we derecognized the remaining equity method investment of €70 thousand on our consolidated balance sheet with no further gain or loss recognized between the consideration and the carrying amount. Refer to Note 15 - Related party transactions for related party considerations arising from myhotelshop.

4. Fair value measurement
Financial assets measured at fair value on a recurring basis as of December 31, 2020 included the following:

As of December 31, 2020	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€65,111	€65,111	€—
Short-term investments
Term deposits	9,448	—	9,448
Total	€74,559	€65,111	€9,448

Financial assets measured at fair value on a recurring basis as of December 31, 2021 are classified using the fair value hierarchy in the table below:

As of December 31, 2021	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€19,922	€19,922	€—
Other long-term assets
Term deposits	1,351	—	1,351
Total	€21,273	€19,922	€1,351

We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with original maturity of more than three months but less than one year are classified as short-

term investments and those with original maturity of more than one year are classified as other long-term assets.
Investments in term deposits with original maturity of more than one year are restricted by long-term obligations related to the new campus building.

5. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2020	2021
Prepaid advertising	€2,297	€5,078
Other prepaid expenses	4,132	4,968
Other assets	4,009	227
Total	€10,438	€10,273

As of December 31, 2020, €3.0 million in other assets related to a portion of the purchase consideration for the Weekengo acquisition. The transaction closed on January 12, 2021, at which time, the total consideration, inclusive of the €3.0 million paid prior to the closing of the acquisition, was allocated to the acquired asset as discussed in Note 3: Acquisitions and divestitures.
In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The first contractual installment payments under this agreement have been paid and as of December 31, 2021, €3.6 million has been included within prepaid advertising in the above table.

6. Property and equipment, net

	As of December 31,
(in thousands)	2020	2021
Leasehold improvements	€15,295	€6,865
Capitalized software and software development costs	22,702	26,643
Computer equipment	17,248	15,795
Furniture and fixtures	5,480	3,026
Subtotal	60,725	52,329
Less: accumulated depreciation	34,352	37,537
Construction in process	309	1,113
Property and equipment, net	€26,682	€15,905

Our headquarters in Düsseldorf, Germany is accounted for as an operating lease, and consequently the operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized on our consolidated balance sheet (see Note 2 - Significant accounting policies - Leases and Note 7 - Leases for further information).
As part of the amendment to the campus operating lease agreement on January 29, 2021, we transferred long-lived assets with a net book value of €7.5 million related to the terminated floor space to the landlord. We recognized a gain of €0.2 million on the sale of the fixed assets.
We establish assets and liabilities for the present value of estimated future costs to return our new headquarters to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the useful live of the underlying asset or the lease period and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of December 31, 2020 and 2021, an asset retirement obligation asset and liability of €0.3 million and €0.1 million, respectively, is included within building and leasehold improvements, gross of accumulated depreciation of €39 thousand and €6 thousand, respectively, for the cost to decommission the physical space of our headquarters and our leased facilities.
As of December 31, 2020 and 2021, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €7.2 million and €6.9 million, respectively.
As of December 31, 2020 and 2021, our computer equipment costs, net of accumulated amortization, were €3.3 million and €1.8 million, respectively.

7. Leases
We have operating leases for office space and office equipment. Our leases have remaining lease terms of less than one year to 16 years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year.
Operating lease costs were €8.2 million and €5.1 million for the years ended December 31, 2020 and 2021. Variable lease costs of €0.4 million for the year ended December 31, 2021 includes short payment of rent to the landlord on account of defects identified in the office space in our corporate headquarters and cost-of-living index adjustments. Variable lease costs for the years ended December 31, 2019 and December 31, 2020 were insignificant. The Company also had subleases mainly for office space under agreements which were terminated by the end of 2021. Sublease income from such agreements was €1.0 million, €0.9 million and €0.1 million for the years ended December 31, 2019, 2020 and 2021.
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces from January 1, 2021 for a penalty of €6.7 million, and from May 31, 2023 for a penalty of €2.3 million. The amendment was treated as a modification to the existing lease agreement with an effective date of January 29, 2021 and the termination penalties will be expensed over the remaining lease term. As part of the amendment, the landlord agreed to pay trivago €2.6 million as a settlement of prior claims for defects in the leased office space, which has been treated as a lease incentive and will reduce lease expense over the lease term. As a result of this lease modification, we recognized a gain of €1.2 million on the lease modification, agreed to pay €0.5 million as a settlement of prior claims for defects that had previously been accrued for and reduced our operating lease right-of-use assets and operating lease liability by €34.7 million and €36.4 million, respectively.

Supplemental information related to operating leases was as follows:

	As of December 31,
(in thousands)	2020	2021
Cash payments for operating leases	€5,225	€10,468
New operating lease assets obtained in exchange for operating lease liabilities	€417	€—

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
(in thousands)	2020	2021
Operating lease right-of-use assets	€86,810	€48,323
Current operating lease liabilities	€7,188	€2,269
Long-term operating lease liabilities	€85,979	€45,267
Total operating lease liabilities	€93,167	€47,536
Weighted average remaining lease term	17.3 years	15.6 years
Weighted average discount rate	3.9%	3.4%

Maturities of operating lease liabilities are as follows:

Year ended December 31,
(in thousands)	2021
2022	€3,826
2023	5,979
2024	3,646
2025	3,630
2026	3,560
2027 and thereafter	40,639
Total lease payments	61,280
Less: imputed interest	(13,744)
Total	€47,536

8. Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2020 and 2021:

	As of December 31,
(in thousands)	2020	2021
Goodwill	€282,664	€286,539
Intangible assets with definite lives, net	5	540
Intangible assets with indefinite lives	169,545	169,545
Total	€452,214	€456,624

Impairment Assessment
As a response to the business impact from the COVID-19 pandemic, we performed a quantitative goodwill impairment assessment in the first quarter of 2020. As a result, we recorded goodwill impairment charges of €17.6 million, €107.5 million and €82.5 million, in the Developed Europe, Americas and Rest of World reporting units, respectively.
We performed our annual impairment assessment for goodwill as of September 30, 2020 and 2021. During the assessments, we compared the fair values of our reporting units to their carrying values. The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Our assumptions were based on the anticipated duration of COVID-19 impacts and rates of recovery, and implied risk premiums based on our market capitalization and factors specific to each reporting unit as of the assessment dates. Our significant estimates in the market approach model included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.
We did not record any impairment charges as a result of the annual assessments as the fair values of the reporting units were assessed to be higher than their carrying values.

Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2020	€215,310	€192,753	€82,527	€490,590
Foreign exchange translation	(4)	6	7	9
Impairment charge	(17,568)	(107,516)	(82,534)	(207,618)
Disposals	(222)	(95)	—	(317)
Balance as of December 31, 2020	€197,516	€85,148	€0	€282,664

Balance as of January 1, 2021	€197,516	€85,148	€0	€282,664
Foreign exchange translation	26	11	—	37
Impairment charge	—	—	—	—
Additions	2,525	1,313	—	3,838
Balance as of December 31, 2021	€200,067	€86,472	€0	€286,539

As of December 31, 2020 and December 31, 2021, we had accumulated impairment losses for goodwill of €207.6 million.

Indefinite-lived Intangible Assets
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names. Concurrently with our annual goodwill impairment assessment, we also performed a quantitative impairment assessment for indefinite-lived intangible assets. We did not record any impairment losses as a result of this assessment.
As of December 31, 2020 and December 31, 2021, we had no accumulated impairment losses for indefinite-lived intangible assets.

Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2020 and 2021:

	December 31, 2020			December 31, 2021
(in thousands)	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Partner relationships	34,220	(34,220)	—	34,220	(34,220)	—
Technology	59,789	(59,784)	5	59,789	(59,789)	—
Non-compete agreement	10,800	(10,800)	—	10,800	(10,800)	—
Trademark/domain	—	—	—	675	(135)	540
Total	€104,809	€(104,804)	€5	€105,484	€(104,944)	€540

Amortization expense was €0.4 million for the year ended December 31, 2020 and €0.1 million for the year ended December 31, 2021. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2021, assuming no subsequent impairment of the underlying assets, will be €135 thousand for each of the four succeeding fiscal years.

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
During 2020, the Company recorded €6.2 million of charges associated with the restructuring activity. The charges were comprised of €1.8 million being recorded in selling and marketing expense, €2.9 million in technology and content expense and €1.5 million in general and administrative expense. Charges recorded in cost of revenue in 2020 were insignificant. No restructuring charges were incurred in the year ended December 31, 2021.
As of December 31, 2020, €0.2 million of total restructuring charges related to employee related costs remained in accrued expenses and other liabilities in the consolidated balance sheets. The remaining restructuring costs accrued were fully paid during 2021. The restructuring was complete as of December 31, 2021.
The following table presents the development of our restructuring liability for the year ended December 31, 2021.

(in thousands)	Employee related costs
Liability as of January 1, 2020	€—
2020 restructuring charges	6,235
Cash payments	(6,063)
Liability as of December 31, 2020	€172
Cash payments	(172)
Liability as of December 31, 2021	€—
The charges incurred in 2020 in connection with the restructuring activity mainly consists of severance and benefit charges.

10. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan as of December 31, 2021 are 59,635,698 Class A shares (34,711,009 as of December 31, 2020), which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by ADSs for such Class A shares.
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
During the years ended December 31, 2020 and 2021, 10,156,893 and 7,014,589 awards, respectively, were granted under the 2016 Plan. We issue new shares to satisfy the exercise or settlement of share-based awards.

The following table presents a summary of our share option activity:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2019	20,693,398	5.54	17	32,050
Granted	3,932,498	0.06		17,412
Exercised	1,218,560	0.17		5,034
Cancelled	2,233,623	6.93		1,572
Balance as of December 31, 2019	21,173,713	4.79	15	19,556
Granted	8,550,753	0.06		12,359
Exercised	1,405,583	0.06		2,168
Cancelled	1,971,734	4.28		1,214
Balance as of December 31, 2020	26,347,149	3.29	12	28,356
Granted	5,979,438	0.06		20,865
Exercised	3,960,319	0.32		10,769
Cancelled	4,538,322	6.16		2,623
Balance as of December 31, 2021	23,827,946	2.64	11	30,237
Exercisable as of December 31, 2021	12,605,128	4.54	16	10,856
Vested and expected to vest after December 31, 2021	23,827,946	2.64	11	30,237

The following table presents a summary of our restricted stock units (RSUs):

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2019	57,806	3.88	7
Granted	474,121	4.25
Vested	38,262	3.88
Cancelled	8,000	5.29
Balance as of December 31, 2019	485,665	4.22	6
Granted	1,606,140	1.13
Vested	245,687	4.30
Cancelled	221,657	2.43
Balance as of December 31, 2020	1,624,461	1.39	5
Granted	1,035,151	3.81
Vested	553,241	2.08
Cancelled	740,248	1.44
Balance as of December 31, 2021	1,366,123	2.92	6

The fair value of share awards granted during the years ended December 31, 2019, 2020 and 2021 were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo simulation pricing models, assuming the following weighted average assumptions:

	Year ended December 31,
	2019	2020	2021
Risk-free interest rate	(0.56)%	(0.20)%	(0.46)%
Expected volatility	50%	60%	71%
Expected life (in years)	4.50	4.12	4.41
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€4	€1	€4

The Monte Carlo simulation model, which simulated the probabilities of the potential outcomes of future stock prices of the Company over the performance period, was used to calculate the grant-date fair value for awards with market conditions.
On October 22, 2020, a modification was made to the vesting conditions for market-based awards, which impacted 3,580,049 awards granted to three grantees on March 11, 2020. As of the modification date, additional incremental compensation expense of €1.0 million is being amortized over the remaining service period using the accelerated method.
During the years ended December 31, 2019, 2020 and 2021, we recognized total share-based compensation expense of €19.9 million, €15.1 million and €17.3 million, respectively, which had no related income tax benefit.
Cash received from share-based award exercises for the years ended December 31, 2019, 2020 and 2021 was €202 thousand, €87 thousand and €1,270 thousand, respectively.
As of December 31, 2021, there was approximately €18.4 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 1.6 years.

11. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2019	2020	2021
Current income tax expense/(benefit):
Germany	€18,769	€(362)	€3,729
Other countries	309	117	1
Current income tax expense/(benefit)	€19,078	€(245)	€3,730
Deferred income tax expense/(benefit):
Germany	2,020	(8,165)	8,914
Other countries	(116)	(84)	(58)
Deferred income tax expense/(benefit)	€1,904	€(8,249)	€8,856
Income tax expense/(benefit)	€20,982	€(8,494)	€12,586

Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income/(loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2019	2020	2021
Germany	€36,750	€(252,859)	€23,387
Other countries	940	(274)	(97)
Income/(loss) before income taxes	€37,690	€(253,133)	€23,290

A reconciliation of amounts computed by applying the German statutory income tax rate of 31.23% to income/(loss) before income taxes to total income tax expense/(benefit) is as follows:

	Year ended December 31,
(€ thousands)	2019	2020	2021
Income/(loss) before income taxes	€37,690	€(253,133)	€23,290

Income tax expense at German tax rate	11,769	(79,041)	7,272
Foreign rate differential	100	40	17
Expected tax expense/(benefit)	€11,869	€(79,001)	€7,289

Tax effect from:
Non-deductible share-based compensation	€6,211	€4,708	€5,390
Non-deductible corporate costs	—	—	121
Goodwill impairment	—	64,829	—
Prior period taxes	66	9	(294)
Movement in valuation allowance	19	454	80
Foreign withholding taxes	—	305	—
Movement in uncertain tax positions	2,857	14	56
Income tax effect resulting from weekengo asset deal transaction	—	—	1,938
Initial recognition of tax deductible goodwill and intangibles	—	—	(1,938)
Other differences	(40)	188	(56)
Income tax expense/(benefit)	€20,982	€(8,494)	€12,586

The income tax expense/(benefit) is mainly driven by income/(loss) before income taxes of €37.7 million, €(253.1) million and €23.3 million for the years ended December 31, 2019, 2020 and 2021, respectively. Our effective tax rate was 55.7%, 3.4% and 54.0% in the years ended December 31, 2019, 2020 and 2021, respectively. Non-deductible share-based compensation of (pre-tax) €19.9 million, €15.1 million and €17.3 million had an impact on the effective tax rates of 16.5%, (1.9)% and 23.1% in the years ended December 31, 2019, 2020 and 2021, respectively. In 2020, non-deductible impairment expenses on goodwill of €207.6 million had an impact on the effective tax rate of (25.6)%. Additional details on the movement in valuation allowance are included in the deferred income tax section below.
Following the weekengo share deal in January 2021, an intragroup asset deal took place in August 2021. The asset deal resulted in a deferred income tax benefit of €1.9 million on level of trivago N.V. for tax deductible goodwill and intangible assets. Correspondingly, an income tax expense resulted on level of weekengo split into deferred tax expense of €1.3 million (utilization of tax loss carry forwards) and current tax expense of €0.6 million (minimum taxation). The tax effects resulting from the acquisition of shares and assets of weekengo are separate transactions in the year 2021.
Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.

Uncertain tax positions
Uncertain tax positions as of December 31, 2020 and 2021 were as follows:

	Year Ended December 31,
(€ thousands)	2020	2021
Balance, beginning of year	€2,857	€2,871
Increases to tax positions related to the current year	—	—
Increases to tax positions related to prior years	—	—
Interest and penalties	14	56
Balance, end of year	€2,871	€2,927

Tax audits
The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2021, the audit of tax returns from 2016 through 2018 for corporate and trade income tax as well as value-added tax for trivago N.V. has been announced. According to the statute of limitation, the German tax authorities may initiate additional audits of the tax years for 2019 through 2021.

Deferred income taxes
At December 31, 2020 and 2021, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2020	2021
Deferred tax assets:
Net operating loss and tax credit carryforwards	€11,840	€5,665
Prepaid expense and other current assets	1,335	310
Property and equipment	1	—
Accrued expenses and other current liabilities	26	157
Operating lease liability	28,132	14,843
Other long-term liabilities	115	47
Other	—	—
Deferred tax assets (gross)	€41,449	€21,022
Less valuation allowance	(536)	(1,388)
Subtotal	€40,913	€19,634
Offsetting	(40,912)	(19,608)
Deferred tax assets	€1	€26

Deferred tax liabilities:
Cash and cash equivalents	€—	€722
Intangible assets, net	52,928	51,257
Property and equipment	2,875	2,334
Operating lease right-of-use assets	27,106	15,089
Other	179	16
Subtotal	€83,088	€69,418
Offsetting	(40,912)	(19,608)
Deferred tax liabilities	€42,176	€49,810

At December 31, 2021, we had net operating loss carryforwards (“NOLs”) for a tax-effected amount of approximately €5.7 million (in 2020: €11.8 million). The tax-effected NOL carryforwards decreased by €6.1 million from the amount recorded at December 31, 2020, primarily due to the utilization of the losses at the level of the trivago N.V.
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. As of December 31, 2021, deferred tax assets of €1.4 million for accumulated tax loss carryforwards of domestic and foreign subsidiaries were not recognized as we have considered these tax loss carryforwards as not realizable. Accordingly the valuation allowance increased by €0.9 million from the amount recorded as of December 31, 2020, with €0.8 million resulting from the acquisition of weekengo, primarily due to the absence of potential future taxable profits necessary to use tax loss carryforwards.
The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was €1.7 million at December 31, 2021 (in 2020: €0.1 million). In terms of undistributed earnings of domestic investments, we have recognized deferred income taxes on taxable temporary difference of €0.01 million, as only 5% refer to a taxable temporary difference under German tax law. Any capital gains on the sale of participations would be 95% exempt under German tax law.

12. Stockholders' equity
As of December 31, 2021, we had ADSs representing 96,704,815 Class A shares and 261,962,688 Class B shares outstanding. Each Class B share is convertible into one Class A share at any time by the holder. During the years ended December 31, 2019, 2020 and 2021, 7,000,000, 3,500,000 and 36,225,279 Class B shares were converted into Class A shares, respectively.
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. The holders of our Class B shares, Expedia Group and Founders, are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same.

Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to the merger of trivago GmbH with and into trivago N.V. in 2017, exercises of employee stock options, and the effect of the Founders' conversion of Class B shares to Class A shares.

Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income/(loss) represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2021 we do not expect to reclassify any amounts included in accumulated other comprehensive income/(loss) into earnings during the next 12 months.

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

The following table presents our basic and diluted earnings per share:

	Year Ended December 31,
(€ thousands, except per share data)	2019	2020	2021
Numerator:
Net income/(loss)	€17,161	€(245,378)	€10,704

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	351,991	353,338	357,525
Diluted	356,738	353,338	367,240

Net income/(loss) per share:
Basic	€0.05	€(0.69)	€0.03
Diluted	€0.05	€(0.69)	€0.03

Diluted weighted average common shares outstanding in 2020 do not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

14. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2021 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€48,818	€19,165	€29,653	€—	€—

Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

Legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal

Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. In its submissions, the ACCC proposed a penalty of at least AUD90 million and an injunction restraining us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL. trivago submitted that an appropriate penalty for the court to impose would be in the order of up to AUD15 million. The court’s decision will be forthcoming.
Management recorded a provision of AUD15 million for the probable and currently estimable loss in connection with these proceedings within current other liabilities. The ultimate penalty amount could substantially exceed the level of provision that we established for this litigation. In establishing a provision in respect of the ACCC matter, management took into account the information currently available, including judicial precedents. However, there is considerable uncertainty regarding how the Australian Federal Court would calculate the penalties that will be ultimately assessed on us. In particular, the Australian Federal Court determined that we engaged in certain conduct after September 1, 2018 that will result in the applicability of the new penalty regime under the ACL, which significantly increased the maximum penalty applicable to parts of our conduct. Only a few cases have been decided so far assessing penalties for contraventions of the ACL under the new regime. In cases involving conduct before and after September 1, 2018, the Australian Federal Court in each case did not allocate the total penalty imposed between the old and new penalty regime. As a result, an estimate of the reasonable possible loss or range of probable loss in excess of the amount reserved cannot be made.

15. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group of €281.8 million, €66.4 million and €91.3 million for the years ended December 31, 2019, 2020 and 2021, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 34%, 27% and 25% of our total revenue for each of the years ended December 31, 2019, 2020 and 2021, respectively.
For the years ended December 31, 2019, 2020 and 2021, our operating expenses include €0.8 million, €0.2 million and €0.2 million, respectively, of related-party shared services fees and amounts related to the services and support agreements detailed below.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2020 and 2021 were €2.9 million and €16.4 million.

Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For the year ended December 31, 2019, we paid

Expedia Group €45 thousand for these data hosting services. During the years ended December 31, 2020 and 2021, we did not utilize this service agreement.

Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. For each of the years ended December 31, 2019, 2020 and 2021, we incurred €0.8 million, €0.3 million and €0.2 million, respectively, for these services and support services.

myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remained a related party to trivago until January 28, 2021, when we sold our minority interest. Related-party revenue for the year ended December 31, 2021 was not significant. Related party revenue of €2.8 million and €1.1 million for the years ended December 31, 2019 and 2020, respectively, primarily consists of referral revenue. As a result of the sale, we derecognized the remaining equity method investment of €70 thousand on our consolidated balance sheet and no longer consider myhotelshop a related party.

16. Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Turkey, Japan, Israel and India.
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
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the years ended December 31, 2019, 2020 and 2021. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2019
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€347,094	€305,061	€171,469	€—	€823,624
Subscription revenue	—	—	—	12,152	12,152
Other revenue	—	—	—	2,841	2,841
Total revenue	€347,094	€305,061	€171,469	€14,993	€838,617
Advertising spend	230,291	233,949	152,465	—	616,705
ROAS contribution	€116,803	€71,112	€19,004	€14,993	€221,912
Costs and expenses:
Cost of revenue, including related party, excluding amortization					9,159
Other selling and marketing, including related party (1)					47,450
Technology and content, including related party					69,924
General and administrative, including related party					55,543
Amortization of intangible assets					1,685
Operating income					€38,151
Other income/(expense)
Interest expense					(33)
Other, net					(428)
Total other income/(expense), net					€(461)
Income before income taxes					€37,690
Expense/(benefit) for income taxes					20,982
Income before equity method investment					€16,708
Income from equity method investment					453
Net income					€17,161
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2020
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€102,899	€89,341	€46,125	€—	€238,365
Subscription revenue	—	—	—	7,657	7,657
Other revenue	—	—	—	2,899	2,899
Total revenue	€102,899	€89,341	€46,125	€10,556	€248,921
Advertising spend	60,784	56,979	32,211	—	149,974
ROAS contribution	€42,115	€32,362	€13,914	€10,556	€98,947
Costs and expenses:
Cost of revenue, including related party, excluding amortization					10,133
Other selling and marketing, including related party (1)					28,281
Technology and content, including related party					64,258
General and administrative, including related party					40,935
Amortization of intangible assets					373
Impairment of goodwill					207,618
Operating loss					€(252,651)
Other income/(expense)
Interest expense					(270)
Other, net					(212)
Total other income/(expense), net					€(482)
Loss before income taxes					€(253,133)
Expense/(benefit) for income taxes					(8,494)
Loss before equity method investment					€(244,639)
Loss from equity method investment					(739)
Net loss					€(245,378)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€163,700	€140,143	€45,599	€—	€349,442
Subscription revenue	—	—	—	3,914	3,914
Other revenue	—	—	—	8,109	8,109
Total revenue	€163,700	€140,143	€45,599	€12,023	€361,465
Advertising spend	106,984	94,096	22,470	—	223,550
ROAS contribution	€56,716	€46,047	€23,129	€12,023	€137,915
Costs and expenses:
Cost of revenue, including related party, excluding amortization					11,500
Other selling and marketing, including related party (1)					25,646
Technology and content, including related party					52,374
General and administrative, including related party					38,208
Amortization of intangible assets					136
Operating income					€10,051
Other income/(expense)
Interest expense					(389)
Other, net					13,628
Total other income/(expense), net					€13,239
Income before income taxes					€23,290
Expense/(benefit) for income taxes					12,586
Income before equity method investment					€10,704
Net income					€10,704
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2019, 2020 and 2021. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated either based upon the location of the customer using the service, or using the same methodology as the allocation of segment revenue, depending on the nature of the non-referral revenue stream.

	Year ended December 31,
(in thousands)	2019	2020	2021
Total revenues
United States	€192,526	€57,406	€102,687
Germany	68,491	27,491	42,301
United Kingdom	85,284	26,637	41,389
All other countries (1)	492,316	137,387	175,088
	€838,617	€248,921	€361,465
(1) Includes a portion of Corporate & Eliminations

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2020 and 2021:

(€ thousands)	Years ended December 31,
	2020	2021
Property and equipment, net:
Germany	€26,289	€15,817
All other countries	393	88
	€26,682	€15,905

17. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2019
Allowance for doubtful accounts	€250	€754	€(930)	€74
2020
Allowance for expected credit losses	74	656	(382)	348
2021
Allowance for expected credit losses	348	330	(20)	658

18. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 1,200,000 Class B shares were converted into 1,200,000 Class A shares consistent with the conversion ratio discussed in Note 12 - Stockholders' equity. Furthermore, 794,681 Class A shares were issued as a result of options exercised and RSUs released.
On January 13, 2022, the €0.5 million held in escrow pursuant to Weekengo's acquisition, was released to the former shareholders.
On March 2, 2022, our trivago.ru domain and related mobile application was discontinued.
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's American Depositary Shares (“ADS”), each representing one Class A share, during the period commencing March 7, 2022 and expiring no later than May 30, 2022. Purchases of ADSs may be made from time to time depending on share price and trading volume, and will comply with the parameters set by the Company's general meeting of shareholders for such ADS repurchases. In order to facilitate these repurchases, the Company intends to enter into a plan that is designed to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The repurchases of ADSs will be funded from available working capital.