Form 20-F
period 2022-12-31
trivago N.V.
filed 2023-03-03
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
104,305,225 Class A shares
237,476,895 Class B shares
(as of December 31, 2022)
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒  Yes   ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
•our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•the potential negative impact of the worsening economic outlook and inflation on consumer discretionary spending;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine;
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
•any additional impairment of intangible assets and goodwill;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in 2021 and 2022 on our ability to grow our revenue;
•our ability to implement our strategic initiatives;

•increasing competition in our industry;
•our reliance on search engines, particularly Google, which promote their own product and services that compete directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
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
Risks related to the general economic and geopolitical environment, the travel industry and our business
•We may not be able to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
•The COVID-19 pandemic appears to have accelerated long-term changes to industry structure: Google has continued to expand its presence in the online travel industry and competition has increased more generally, while the number of first-time users of online travel services continues to decline.
•The global economic outlook has worsened significantly, with higher interest rates and increased inflation negatively impacting consumer discretionary spending, which may reduce demand for our services.
•Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military action between Russia and Ukraine, may have a material adverse effect on our business, results of operations, financial condition and prospects.
•We derive a large portion of our revenue from a relatively small number of advertisers, and we relied on one advertiser for approximately half of our Referral Revenue in 2022. Any reduction in spending or any change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
•We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us.
•As a result of the change in the macroeconomic outlook, we have experienced and may in the future record impairments of intangible assets and goodwill.
•Because we almost completely ceased television advertising in 2020, which resumed only at reduced levels in 2021 and 2022, we do not expect our past advertising campaigns to contribute the direct traffic to our platform that we had prior to the COVID-19 pandemic. This is expected to hinder our ability to grow our revenue, which could continue to harm our business and negatively affect our financial condition and results of operations.
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
•If we do not innovate and provide tools and services that are sufficiently useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
•Several of our product features depend, in part, on our relationship with third parties to provide us with content and services.

Legal and regulatory risks
•We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our reputation, business and financial condition.
•Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
•We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any actual or perceived potential failure to comply with relevant legal obligations, which are constantly evolving.
Operational risks
•The competition for highly skilled personnel, including senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, especially as the broader job market undergoes structural changes that increase our costs, our business would be harmed.
•We are dependent upon the quality of traffic in our network to provide value to our advertisers, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our websites to our advertisers and adversely affect our revenue.
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
•We rely on information technology to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.
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
A. [Reserved]
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
Risks related to the general economic and geopolitical environment, the travel industry and our business
We may not be able to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
After having experienced a significant reduction in revenue in 2020 as a result of the COVID-19 pandemic, our major advertisers resumed marketing activities in 2021 and 2022 on our platform but at levels significantly below those in 2019. We believe the degree to which we are able to grow our revenue without reducing our profits or incurring losses will be an important factor in how our business will be valued by the market. We may not be able to increase our revenue in future periods without reducing our profits or incurring losses, and our revenue may decline even if we are unprofitable. We continue to be impacted by a number of factors that may continue to adversely affect our future financial performance:
•The COVID-19 pandemic appears to have accelerated long-term changes to industry structure: Google has continued to expand its presence in the online travel industry and competition has increased more generally, while the number of first-time users of online travel services continues to decline, changing the type (and potential attractiveness) of users we are able to refer to our largest online travel agency or "OTA" advertisers. In addition, the COVID-19 pandemic caused several of our smaller advertisers to file for insolvency, and the online travel industry may experience further consolidation in the future, resulting in fewer offers available on our platform and less competition on our marketplace.
•The global economic outlook has worsened significantly, with higher interest rates and increased inflation negatively impacting consumer discretionary spending, which may reduce demand for our services. Travel, including the booking of accommodation, is dependent on personal and business discretionary spending levels, which are directly affected by perceived or actual adverse economic conditions. Our results of operations and financial prospects continue to be significantly dependent upon the economic health of our users and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us.
•Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military action between Russia and Ukraine, may exacerbate the negative impact of the factors above on our business.
We expect the variability, cyclicality and seasonality in our business to continue to be more pronounced or at least more apparent than had been the case in recent periods as travel demand increased following the COVID-19 lockdowns. This may result in greater fluctuations of our revenue, cash flows, results of operations and other key performance measures from period to period or among segments, and may affect the price of our American Depositary Shares (ADSs) and increase their trading volatility.

We derive a large portion of our revenue from a relatively small number of advertisers, and we relied on one advertiser for approximately half of our Referral Revenue in 2022. Any reduction in spending or any change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
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
Even if we improve our product and deliver value to our advertisers, the fact that a significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit these advertisers, depending on marketplace dynamics, to adjust their CPC bids and obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost. This can occur if one or more advertisers with sufficient market share to influence our aggregate CPC levels change their return-on-investment targets for their spend on our marketplace. Our advertisers may curtail their spend on our platform in response to changes we may make to our product offering or strategy, which may also, in turn, negatively impact our revenue levels and profitability or increase the volatility on our marketplace.

We are subject to a number of factors that contribute to significant period-to-period volatility in our financial condition and results of operations.
Our financial condition and results of operations have varied and may continue to vary considerably from period to period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in 2021 and 2020 as a result of the COVID-19 pandemic. We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Our advertisers often pursue different marketing strategies and have varying levels of competitiveness based on their own competitive position. We believe that our advertisers continuously review their advertising spend on our platform and on other marketing channels, and continuously seek to optimize the allocation of their spend among us and our competitors. For example, the large OTAs have recently publicly emphasized their desire to continue to optimize the efficiency of their performance marketing spend.
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

As a result of the change in the macroeconomic outlook, we have experienced and may in the future record impairments of intangible assets and goodwill.
As a result of the continued deterioration of macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment, we performed intangible assets and goodwill impairment analyses during the second and third quarters of 2022, as a result of which we recorded impairment charges totaling €184.6 million. We may record further impairment charges in the future due to further changes in the macroeconomic outlook.

Because we almost completely ceased television advertising in 2020, which resumed only at reduced levels in 2021 and 2022, we do not expect our past advertising campaigns to contribute the direct traffic to our platform that we had prior to the COVID-19 pandemic. This is expected to hinder our ability to grow our revenue, which could continue to harm our business and negatively affect our financial condition and results of operations.
We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of users of our websites and apps. We significantly reduced our advertising budgets as a result of the COVID-19 pandemic. We believe our prior television advertising campaigns continued to have a significant positive effect on direct traffic volumes, even in periods after the advertising was aired. As we almost completely ceased advertising on television in 2020 and resumed such advertising at reduced levels in 2021 and 2022, we believe that in 2022 we did not benefit from prior campaigns as had been the case in the past, and we expect this to continue to be the case in the coming years. We anticipate that we will need to invest in television advertising campaigns in the next years to grow the volume of direct traffic to our platform.
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
We believe the COVID-19 pandemic has accelerated the shift from linear TV to digital formats and expect this trend to continue. As a result of the downward trend of conventional television viewership in favor of streaming platforms and online video, we have begun investing in other channels that could potentially have a lower marginal Return on Advertising Spend. For example, in order to maintain our brand awareness, we have begun investing in other advertising formats, such as online video, with which we have less experience and which may prove less effective than TV advertising in the long run. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Skyscanner and Google Hotel Ads, locally focused metasearch engines, such as Check24, OTAs, such as Booking.com, Ctrip, TUI, trip.com and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo (previously HomeAway), and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google has entered various aspects of the online travel market and has grown rapidly in this area, including by offering a flight meta-search product ("Google Flights"), a hotel meta-search product ("Google Hotel Ads"), a vacation rental meta-search product, a tours and activities product, an inspirational travel product, Google Travel (which is a planning tool that aggregates its flight, tours and activities and hotel and packages products in one website), and by integrating its hotel meta-search products and restaurant information and reservation products into its Google Maps app. Competition could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites.

We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. If Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search, our business, financial performance and prospects may be negatively impacted.
We rely on Bing, Google, Naver, Yahoo! and other Internet search engines to generate a substantial amount of traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites is displayed on search engine pages. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, if search engines, especially smaller players, decline in popularity, we may see adverse impacts if they provide us with fewer relevant leads or even shut down their services completely, resulting in even less competition in general search. In some instances, search and metasearch companies may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google, a significant source of traffic to our website, frequently promotes its own hotel search platform (which it refers to as “Google Hotel Ads”) at the expense of traditional keyword auctions and organic search results. This presents a challenge since we have significantly less flexibility to acquire traffic for our website using that platform compared to traditional hotel-related keyword advertising. In addition, our major advertisers might not be amenable in some cases to our using their inventory to compete with them on Google Hotel Ads, which may present a further difficulty if Google continues to direct traffic in this manner. Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business, results of operations, financial condition and prospects.

Our business model and value proposition is focused primarily on providing users with search services for hotels. If user preferences shift from traditional hotel-based accommodation or if users expect our websites and apps to offer search for non-accommodation services, we may be unable to source and monetize that inventory to a sufficient degree.
Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. While we have offered users the opportunity to search for alternative accommodation, such as vacation rentals, on our websites and apps, our primary historical focus has been on helping users search for accommodation at hotels. If user preferences shift away from traditional hotel-based accommodation, we may face challenges in integrating and monetizing new types of accommodation into our platform since those properties may have attributes substantially different from hotel rooms, our traditional area of focus. In addition, the online travel industry is rapidly evolving, and if we fail to predict the manner in which that market develops or if our competitors are able to acquire a larger share of the aggregate online accommodation searches at our expense, our financial performance may be harmed. In addition, we do not currently offer users the ability to search for air travel, rental cars, tours, cruises and other services with our advertisers, while they can book or otherwise obtain information about at least some of these services on the websites of nearly all of our major competitors. If we are unable to provide users with information they deem useful, or our competitors are able to provide more attractive offers for accommodation coupled with attractive offers for other services, or if our users demand to see more comprehensive offers akin to those of our competitors, this may have a substantial negative effect on our competitiveness, business, results of operations, financial condition and prospects.

If we do not innovate and provide tools and services that are sufficiently useful to users and advertisers, we may not remain competitive, and our revenue and results of operations could suffer.
Our competitors are constantly innovating in online accommodation-related services and features . As a result, we must continue to invest significant resources in research and development to continuously improve the speed, accuracy and comprehensiveness of our services. The emergence of alternative platforms and niche competitors who may be able to optimize services or strategies have required, and will continue to require, new and costly investments in technology. We have invested, and in the future may invest, in new business strategies and services to attain competitiveness. Some of the changes we are implementing may require us to make investments into what we perceive as longer-term profitable returns at the expense of short-term profitability, and as a result, we may continue to prioritize the quality of user experience over short-term monetization. In the future, we may need to provide alternative hotel listing products, potentially including paid and non-paid placements, to ensure we have a competitive coverage of rates globally. These strategies and services may not succeed, and, even if successful, our revenue may not increase or we may not achieve the longer-term profitable returns that we expect. In addition, we may fail to adopt and adapt to new technology, especially as text-based Internet search, including through Google and Amazon, potentially moves to video and voice interfaces over the coming years, or we may not be successful in developing technologies that operate effectively across multiple devices and platforms. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs. If we are unable to continue offering innovative services or do not provide sufficiently comprehensive results for our users, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not provide a broad set of offers to our users, we may not remain competitive, and our revenue and results of operations could suffer.
Our ability to attract users to our services depends in large part on providing a comprehensive set of accommodation search results and a broad range of offers across price ranges. To do so, we maintain relationships with OTAs, hotel chains, independent hotels and alternative accommodation providers to include their data in our search results. Although we maintain a very large searchable database of properties from around the world, we do not have relationships with some significant potential advertisers, including some major hotel chains, many independent hotels, smaller chains and certain large providers of alternative accommodations. The risk associated with incomplete coverage in our search results may increase if we see lower user interest in accommodation at hotels, for example as a result of any travel restrictions or because user preferences shift away from hotels to alternative accommodation. In addition, consolidation among advertisers, which may occur at increasing levels because of the general global economic situation, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel. The realization of any of these risks could make us less popular to our users and reduce the revenue we generate from referrals.

Several of our product features depend, in part, on our relationship with third parties to provide us with content and services.
We currently license, and incorporate into our websites, content and technology services from third parties. As we continue to improve the overall quality of our products, we may introduce new features that require us to incorporate new content or services, and this may require us to license additional rights. We cannot be sure that such technology will be available on commercially reasonable terms, if at all. In particular, certain third parties provide us with map products, content such as consumer reviews that we provide to our users along with our proprietary rating scores and hotel related data and information. If any of our third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect the implementation of our strategic initiatives, users’ perception of the value of our product and our reputation.

Many events beyond our control, including geopolitical events, may adversely affect the travel industry.
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and, most recently, COVID-19, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The COVID-19 pandemic has had a significant negative impact on our global business volumes, particularly in 2020 and 2021. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, such as the ongoing military conflict between Russia and Ukraine, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may fail to comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates in such instances have historically been very low. Because a majority of our accounts receivable are owed by Booking Holdings and Expedia Group, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. Counterparties may also be located in countries where enforcement of our creditors’ rights is more difficult than in the countries where our major OTA advertisers are located. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings, and in any event, the customers of that counterparty may seek redress from us, even though the booking with that counterparty was not conducted on our platform. In addition, almost all of our agreements with OTAs, hotel chains and independent hotels may be terminated at will or upon prior notice of thirty days or less by either party. In the event of such default or termination, we could incur significant losses or reduced revenue, which could adversely impact our business, results of operations, financial condition and prospects.

Legal and regulatory risks
We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our reputation, business and financial condition.
We are involved in various legal proceedings and disputes involving alleged infringement of third-party intellectual property rights, competition and consumer protection laws, including, but not limited to, the legal proceedings described in the following risk factor and in Item 8A under "Legal Proceedings". These matters may involve claims for substantial amounts of money or for other relief that might necessitate changes to our business or operations. The defense of these actions has been, and will likely continue to be, both time consuming and expensive and the outcomes of these actions cannot be predicted with certainty. Determining provisions for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that would adversely affect our business, consolidated financial position, results of operations, reputation or cash flows in a particular period.

Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
A number of regulatory authorities in Europe, Australia and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges, and availability and similar messaging. For example, on January 20, 2020, the Australian Federal Court issued a judgment in the Australian Competition and Consumer Commission's (ACCC) case against us regarding our advertising and website display practices in Australia. On April 22, 2022, the Australian Federal Court issued a judgment ordering us to pay a penalty of AUD 44.7 million. We paid the penalty balance of €29.6 million (AUD 44.7 million) in the second quarter of 2022 and costs arising from the proceedings. Parts of the court’s opinions included views that differed significantly from those of other national regulators and raised concerns about the function of our marketplace and the adequacy of disclosures to consumers regarding how advertisers that pay higher CPCs generally receive better advertising placement on our website. Since then, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices broadly similar to aspects of the case brought by the ACCC. Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. The class action filed in Israel is at an early stage.
Should other national courts or regulators take a similar view of our business model to that of the Australian Federal Court and the ACCC, or should changes in our business practices or those prevalent in our sector following the attention brought on by this litigation or other regulatory matters reduce the attractiveness, competitiveness or functionality of our platform and the services we offer, or should our reputation or that of our sector continue to suffer, or should we have to pay substantial amounts due to any such regulatory action or proceeding, our business, results of operations, financial condition and prospects could be adversely affected.
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

We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any actual or perceived potential failure to comply with relevant legal obligations, which are constantly evolving.
Personal data information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. We are in particular subject to the EU (European Union) General Data Protection Regulation 2016/679 or “GDPR”, in effect since May 25, 2018, which has recently led to the imposition of significant fines on various companies by EU data protection authorities. The invalidation of the EU-U.S. Privacy Shield and increase in focus and enforcement action from EU data protection authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to engage with certain third party service providers should that require a transfer of personal data outside of the EEA (European Economic Area - EU countries and also Iceland, Liechtenstein and Norway).
Furthermore, several EU data protection authorities have issued new or additional guidance concerning the ePrivacy Directive's requirements regarding the use of cookies and similar technologies, and have in some cases brought (and may seek to bring in the future) enforcement action in relation to those requirements.
Following the UK’s exit from the European Union, the UK Government has transposed the GDPR into UK national law, creating the “UK GDPR”, which is complemented by the Data Protection Act 2018. However, the possible adoption of a data protection bill currently under discussion in the UK Parliament might introduce significant changes to the UK data privacy regulation.
The Brazilian General Data Protection Law (LGPD), Federal Law no. 13,709/2018, is in force since September 18, 2020 and its penalties are enforceable since August 2021. The California Consumer Privacy Act of 2018 (CCPA) became effective in January 2020 and is substantially amended by the California Consumer Privacy Rights Acts, which became operative in January 2023 and imposes new privacy requirements and rights for consumers in California. In the United States, other state data privacy laws have or will also take effect, for example in Virginia as of January 1, 2023, in Colorado and Connecticut as of July 1, 2023 and Utah as of December 31, 2023.
A number of data protection laws (including the GDPR and the UK GDPR) have introduced mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach.
Many other jurisdictions are considering or are about to adopt data protection regulations, which are sometimes inconsistent or conflicting. While we strive to monitor and comply with this complex and ever-changing patchwork of laws, a failure or perceived or alleged failure to comply with data privacy requirements in one of the jurisdictions where we operate or target users may significantly harm our businesses. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices and we may incur substantial compliance-related costs and expenses that are likely to increase over time. Implementation of and compliance with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, which could negatively impact our financial position or cash flows.

Changes in, and continued implementation and enforcement of, international trade and anti-corruption laws and regulations could affect our ability to remain in compliance with such laws and regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The United States (acting through, among other government agencies, the SEC, the U.S. Department of Justice and the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC), as well as other foreign authorities, such as the United Kingdom, continue to be focused on the implementation and enforcement of economic and trade and anti-corruption laws and regulations, across industries. For example, U.S. sanctions generally prohibit transactions conducted within U.S. jurisdiction in, with, involving or relating to certain countries and territories subject to comprehensive sanctions, including, currently, the Crimea region of the Ukraine, Cuba, Iran, North Korea and Syria, and certain specifically designated individuals and entities (including those individuals and entities listed on OFAC's Specially Designated Nationals and Blocked Persons List), as well as parties owned by such designated individuals and entities. In addition, as a result of Russia’s invasion of Ukraine, governmental authorities in the United States, the European Union, and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures, including sanctions against certain individuals and entities and prohibiting or limiting certain financial and commercial transactions. We believe that our activities comply with applicable trade and anti-corruption laws and regulations, including the laws and regulations administered and enforced by OFAC, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As applicable laws and regulations are enacted or amended, and the interpretations of those laws and regulations evolve, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities or at all times In the event that our controls should fail or are found to be not in compliance for any reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties, litigation and damage to our reputation and the value of our brand.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.
We regard our intellectual property, including our business processes and other proprietary information, as critical to our success, and we rely on trademark and trade secret laws, domain name registration, confidentiality and non-disclosure procedures and contractual provisions and license agreements, where applicable, to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights, such as trade secrets, to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. In addition, certain characteristics of the Internet, in particular the anonymity, may make the protection and enforcement of our intellectual property difficult and in some cases, even impossible. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de, www.trivago.co.uk and weekend.com. Our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the domain name “trivago,” or spelling variations of it, may be owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which, whether or not successful, could result in substantial costs and diversion of management attention, as well as a loss in customer trust in the brand.

We are, and may in the future be, subject to legal claims alleging that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.
Our commercial success depends on our ability to conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We may be subject to liability if our products, services, software or other technology, or the operations of our business infringe, misappropriate or otherwise violate the patents, copyrights, trademarks or other intellectual property rights of third parties. Intellectual property challenges have been increasingly brought against members of the travel industry, and third parties may bring legal claims, or threaten to bring legal claims, that their intellectual property rights are being infringed, misappropriated or otherwise violated by us, including by means of counterclaims against us as a result of the assertion of our intellectual property rights.
We do currently, and could in the future, face claims that we have infringed the intellectual property rights of others. Legal proceedings involving intellectual property rights are highly uncertain and can involve complex legal and scientific questions, and any claims against us or such providers could require us to spend significant time and money in litigation or pay damages. Such claims could also delay or prohibit the use of existing, or the release of new, products, services or processes, and the development of new technology or intellectual property. We cannot assure you that we will achieve a favorable outcome of any such claims, and any such actual or threatened claims (whether or not valid) could adversely impact our reputation and result in direct and indirect costs, all of which may have an adverse impact on our operations and financial performance. Even if we believe such third party claims are without merit, a court may hold that we have infringed, misappropriated or otherwise violated such intellectual property rights or we may settle claims to avoid the cost and uncertainty of litigation. If we were to be found liable for any such infringement, misappropriation or other violation, we could be required to rebrand, redesign, reengineer or modify our products and services (including our platform), pay substantial monetary damages, including possible treble damages and attorneys’ fees, or royalties and enter into costly license agreements (if available at all) to obtain the rights to use necessary technology, and we could be subject to injunctions preventing us from using some or all of our products, services or technology. Any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly.
Even if intellectual property claims brought by or against us are settled or resolved in our favor, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities.
Any of the foregoing could divert management’s attention and materially and adversely affect our business, financial condition, results of operations and cash flows.

Operational risks
The competition for highly skilled personnel, including senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, especially as the broader job market undergoes structural changes that increase our costs, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers and other technology professionals who are key to designing code and algorithms necessary to our business. Our workforce has declined from 1,247 on December 31, 2019 to 709 as of December 31, 2022. This reduction in workforce has resulted in the loss of institutional knowledge, relationships or expertise for critical roles. This reduction may also have a negative impact on employee morale and productivity, and could make it more difficult to retain valuable key employees, divert attention from operating our business, create personnel capacity constraints and hamper our ability to grow, develop innovative products and compete, any of which could impede our ability to operate or meet strategic objectives.
We continue to face intense competition for new talent as the broader job market appears to undergo structural changes that have further exacerbated the competitive environment. We compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. These companies may be able to provide attractive offers to employees in critical roles who have gained valuable and marketable experience in our flat organizational structure. The competition for talent in our industry has in the past and may in the future increase our personnel expenses, which may adversely affect our results of operations. In addition, we may be unable to hire or retain certain high-performing employees when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. If we do not succeed in attracting well-qualified employees, or retaining or motivating existing employees, including senior management, our business would be adversely affected. The loss of the services of any key individual could negatively affect our business.

We are dependent upon the quality of traffic in our network to provide value to our advertisers, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our websites to our advertisers and adversely affect our revenue.
We use technology and processes to monitor the quality of the internet traffic that we deliver to our advertisers and have identified metrics to demonstrate the quality of that traffic and identify low quality clicks such as non-human processes, including robots, spiders, the mechanical automation of clicking and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be delivered to such online advertisers. Such low-quality or invalid traffic may be detrimental to our relationships with advertisers and could adversely affect our advertising pricing and revenue.

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
In addition, our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use cookies and browser extensions to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In particular, users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers or are set to block third-party cookies by default. At least one major browser has introduced extensive privacy features, including the imposition of a strict time limit on tracking tools' lifespans. Further, the mobile app ecosystem is constantly evolving, in particular with how the operating systems handle third party data tracking and usage. Changes in these technologies or developments further limiting data availability may inhibit our ability to use user and web analytics data to better understand and track our users’ preferences. We use this information to improve our platform, to optimize our marketing campaigns and our advertisers’ campaigns and to detect and prevent fraudulent activities, which all may be adversely affected. We believe that many of our competitors, in particular Google, have substantial advantages compared to us in their ability to understand and track users' behavior. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Our or our advertisers’ methodologies for tracking this information may change over time. Some countries have already adopted digital services tax, or other taxes of a similar nature, while other countries may also adopt such taxes in the future. In addition to increasing our operational expenses, digital services tax or other taxes of a similar nature make it more difficult for us to measure the marginal efficiency of our Advertising Spend among marketing channels as such taxes affect not only how we allocate our spend but also how these marketing channels and our advertisers make decisions about their businesses. Additionally, our use of such tracking tools may be subject to regulation by certain data protection laws,
If the internal tools we use to judge the effectiveness of changes to our platform produce or are based on information that is incomplete or inaccurate, or we do not have access to important information, or if we are not sufficiently rigorous in our analysis of that information, or if such information is the result of algorithm or other technical or methodological errors, the decisions we make relating to our website, marketplace and allocation of marketing spend may not result in the positive effects in terms of profitability, revenue and user experience that we expect, which may negatively impact our business, results of operations, financial condition and prospects.

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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2022, 2021 or 2020, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.

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
We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of user-enhanced services, features and functionalities, while maintaining or improving the reliability and integrity of our systems and infrastructure. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or need in a cost-effective manner. If these changes result in our infrastructure being unreliable or if they do not result in the benefits we anticipate, our business, results of operations, financial condition and prospects could be adversely affected.

Our brand is subject to reputational risks and impairment.
We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, we may be subject to negative press accounts or other negative publicity regarding our product, brand or business practices, which may, among other things, cause us reputational harm. Such negative publicity may become more prevalent as a result of announced or future regulatory investigations or litigation relating to practices in our marketplace and related online travel-related market segments. We believe this occurred when the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the Australian Consumer Law. Social media’s reach may magnify any negative publicity and messages can “go viral” necessitating effective crisis response in real time. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to risks associated with a corporate culture that promotes entrepreneurialism among our employees and continuous learning.
We have delegated considerable operational autonomy and responsibility to our employees, including allowing our employees flexible working hours that allow them to determine when, where and for how long they work. We also often make changes to our internal organizational structure to support operational autonomy and individual advancement. As a consequence, people in key positions may have less experience in the relevant operational areas. As our employees have significant autonomy and may lack experience when performing new operational roles, this could result in poor decision-making. We have also implemented remote working for our employees since the COVID-19 pandemic but have since limited the number of days that employees may work remotely. Our competitors may offer more operational autonomy and flexibility in regard to remote work, which may, in turn, make it difficult for us to retain and motivate our employees. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.
We have made small strategic acquisitions in the past. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of acquisitions include:
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
As of December 31, 2022, Expedia Group owned Class B shares representing 61.2% of our issued share capital and 84.3% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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
Various conflicts of interest among us, the Founders and Expedia Group could arise. Ownership interests of directors or officers of Expedia Group in our shares, and ownership interests of members of our management board and supervisory board in the stock of Expedia Group, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest, including when those directors and officers are faced with decisions relating to our company. In recent years, Expedia Group, and brands affiliated with it, consistently accounted for a substantial portion of our revenue
Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Expedia Group’s businesses in the future or in connection with Expedia Group’s desire to enter into new commercial arrangements with third parties. Expedia Group has the right to separately pursue acquisitions of businesses that we may also be interested in acquiring, or companies that may directly compete with us. Expedia Group may choose to pursue these corporate opportunities directly rather than through trivago.
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
The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting U.S. requirement), the company is required to give the reasons for such non-compliance. We do not comply with all the best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Our dual-class share structure with different voting rights limit your ability as a holder of Class A shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A shares may view as beneficial.
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
As of December 31, 2022, Expedia Group owned Class B shares representing 61.2% of our share capital and 84.3% of the voting power in us, and the Founders owned Class B shares representing 8.3% of our share capital and 11.5% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. The Founders also hold Class A shares representing approximately 7.3% of our share capital. See “ Item 7: Major shareholders and related party transactions”. As a result of the dual-class share structure and the concentration of ownership, Expedia Group has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.

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
As of the date of this annual report, there is no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, on today's date, the Hague Convention on Choice of Court Agreements of June 30, 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgements in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to such judgment if (i) the jurisdiction of the U.S. court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a U.S. judgement is given binding effect, a claim based thereon may, however, still be rejected if the U.S. judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).
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
As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under Nasdaq rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under Nasdaq rules with which it does not comply, followed by a description of its applicable home country practice. Our Dutch home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by Nasdaq rules to foreign private issuers, including, among others, an exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors be comprised of a majority of independent directors, exemptions from the requirements that an issuer’s compensation committee should be comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Item 16G.     Corporate governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under Nasdaq rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, pursuant to the release of “base erosion and profit shifting” (BEPS) final Action Plans, and its implementation through the MLI, several countries including the countries in which we operate, have begun implementing the adopted MLI positions. Further, the OECD's work on a two pillar solution to address the tax challenges arising from the digitalization of the economy is expected to result in new legislation in various countries. Several countries have unilaterally adopted digital services taxes or other similar taxes, while some other countries may adopt such taxes in the future. Such ongoing developments and other new initiatives could result, depending on how they are ultimately implemented, in incremental taxes, and thus may adversely impact our business, results of operations, financial condition and prospects.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any future taxable year. We would be classified as a PFIC if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10: Additional information - E. Taxation - Material U.S. federal income tax considerations ”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.

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
We do not intend to pay any dividends to holders of ADSs. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur upon a payment of dividends.
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
In addition, a proposed law is currently pending before the Dutch parliament, namely the Emergency act conditional exit dividend tax (Spoedwet conditionele eindafrekening dividendbelasting) which would, if enacted, impose, possibly with retroactive effect, a dividend withholding (exit) tax on certain deemed distributions if we cease to be a Dutch tax resident and become a tax resident of a jurisdiction that is not a member of the EU or the EEA, when such jurisdiction does not satisfy certain conditions. In some cases, we would have a right to recover the amount of tax from our shareholders when such shareholder is not entitled to an exemption.

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
The stock markets, including Nasdaq, have in the past experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many Internet and technology companies.

Future sales and/or issues of our ADSs, or the perception in the public markets that such sales may occur, may depress our ADS price.
Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs. Our Founders continue to hold a significant shareholding in us and have made sales of ADSs in recent years. Our Founders may conduct further significant sales of ADSs in the future. See "Item 7: Major shareholders and related party transactions - A. Major Shareholders" for more information. The ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act or ADSs sold in transactions not subject to the registration requirements of the Securities Act, which will in each case be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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
Our agent in the United States is Cogency Global Inc., and its address is 122 East 42nd Street, 18th Floor, New York, NY 10168.
Principal capital expenditures and divestitures
For information on our principal capital expenditures and divestitures, see "Note 3 - Acquisitions, other investments and divestitures" in the notes to our audited consolidated financial statements included in this annual report.
Public takeover offers
Since January 1, 2020, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.

Segment reporting
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Japan, Australia, Turkey, Israel and India. Other revenue is included in Corporate and Eliminations, along with all corporate functions and expenses, excluding direct advertising.
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

B. Business overview
Overview
trivago is a global accommodation search platform and our mission is "to be your companion to experience our world". We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and private apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2022, we had 311.6 million Qualified Referrals and, as of that date, offered access to more than 5.0 million hotels and other types of accommodation, including 3.8 million units of alternative accommodation such as vacation rentals and private apartments, in over 190 countries. See “Item 5: Operating and financial review and prospects” for a further description of Qualified Referrals.
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
In the year ended December 31, 2022, we generated revenue of €535.0 million, net loss of €127.2 million, and Adjusted EBITDA of €107.5 million. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G.    Non-GAAP financial measures" for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss). See, also "Item 5: Operating and financial review and prospects - Results of Operations - Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets.

trivago's search platform
Our accommodation search platform forms the core of our user experience. It is a search and comparison product, and users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of accommodations in the world. As of December 31, 2022, our database included more than 5.0 million (2021: 5.0 million) hotels and other types of accommodations, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations. As of December 31, 2022, we offered access on our search platform to more than 3.8 million (2021: 3.8 million) units of alternative accommodation, such as vacation rentals and private apartments.
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
We provide our services through websites and apps, including through our mobile-optimized website available on mobile device browsers. Our full-featured native mobile app is available on iPhone, iPad, Android Phone, Android Tablet and HarmonyOS.

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
Allocation of marketing spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend. We continue to develop the methodologies we use to inform decisions about how much we spend on each marketing channel. We look at a range of metrics including behavior on the trivago website as well as subsequent booking behavior with our advertisers to determine the optimal mix of spend. We assess the returns on marketing spend by looking at a range of factors, both short and long-term, including impact on referral revenue, user retention and advertiser engagement.

Sales & Account management
Our sales and account management team builds and grows relationships with OTAs, hotel chains and other travel companies, including hospitality technology providers. From facilitating their participation in our marketplace to growing the adoption of our products, our dedicated teams provide ongoing consultation and guidance to our advertisers around CPC and CPA (or cost-per-acquisition) bidding options, product updates, and optimization opportunities. We proactively engage with our advertisers to better understand their specific objectives in order to offer solutions through our marketplace.
Independent hotels receive dedicated attention through our customer success team. With tailored solutions for hoteliers, we enable independent hotels to generate direct business through their official website by advertising their rates directly in our price comparison, allowing them to compete with the large OTAs and chains. Our team accompanies hoteliers throughout the sales cycle, from creating awareness about our products to onboarding them.
Marketing tools and services for advertisers
We offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites. Our tools and services provide tailored solutions for OTAs, hotel chains and independent hotel advertisers to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs.

Marketplace
We design our algorithm to display hotel room and other accommodation rate offers that we believe will be attractive to our users, emphasizing those offers that we believe are more likely to be clicked and ultimately booked on our advertisers' websites. We prominently display a suggested deal for each hotel, which is determined based on our algorithm as described below, while also listing additional offers made available to us from our advertisers in a list format.
We consider the completion of hotel and other accommodation bookings, which we refer to as booking conversion, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel and other accommodation offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day.
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
We also offer our advertisers the opportunity to advertise and promote their business through hotel/accommodation sponsored placements on our websites. This service is generally also priced on a CPC basis and guarantees that advertiser placement in a pre-selected slot at the top of our search results.
Cost-per-acquisition model
Beginning in 2020, we began to offer our advertisers the opportunity to participate in our marketplace on a CPA, or cost-per-acquisition, basis, whereby an advertiser pays us a percentage of the booking revenue that ultimately result from a referral. The CPA model enables our advertisers to be charged only in the event a user ultimately completes a booking, enabling them to reduce their risk as they only pay when an actual booking takes place. Advertisers may set multiple CPA campaigns in a given market, and update CPA inputs for each campaign frequently. When an advertiser opts to participate in our marketplace on a CPA basis, we calculate a CPC bid-equivalent based on potential booking value, and the CPA inputs. This equivalent is then used for the purpose of the ranking and sorting algorithm described below.
Ranking and sorting algorithm
In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on the likelihood an offer will be clicked and the CPC bids submitted by our advertisers (or CPC equivalent, as the case may be).
CPC levels play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site, to determine the amount they are willing to pay. Generally, the higher the potential booking value or booking conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for an accommodation advertisement on our marketplace. This means that the levels of advertisers’ CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has withdrawn for some period of time from its active inventory on trivago.
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

Our strategy
We seek to enable people to better navigate the world of travel through products that make a vast number of accommodation options accessible and comparable. To that end, our strategy is focused on providing our users with the most valuable search experience, including the most comprehensive inventory and rate options from our OTA, hotel chain and individual hotel advertisers. We believe this capability has helped establish our position as a leading global accommodation search platform, which we strive to solidify through innovation and continuous improvement of our products, technology and algorithms.

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
We generate the large majority of our Referral Revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 33% of our Referral Revenue for the year ended December 31, 2022. Booking Holdings and its affiliated brands, including Booking.com, Agoda and priceline.com, accounted for 49% of our Referral Revenue for the year ended December 31, 2022.
Nearly all of our agreements with advertisers, including our agreements with our largest advertisers, may be terminated upon prior notice of thirty days or less by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3: Key information - D. Risk factors".

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
Our principal competitors for users include:
•Online metasearch and review websites, such as Google Hotel Ads, Kayak, Skyscanner, Check24 and TripAdvisor;
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Independent hotels and hotel chains, such as Accor, Hilton and Marriott;
•OTAs, such as Booking.com, Ctrip, TUI, trip.com and Brand Expedia; and
•Alternative accommodation providers, such as Airbnb and Vrbo.
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
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Online metasearch and review websites, such as Google Hotel Ads, Kayak, Skyscanner, Check24 and TripAdvisor;
•Social networking services, such as Facebook and Twitter;
•Websites offering display advertising;
•Email marketing software and tools;
•Online video channels, such as YouTube; and
•Mobile app marketing.
Our employees and culture
We believe that our entrepreneurial corporate culture is a key ingredient to our success. It has been designed to reflect the fast-moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees operate as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement for our customers. We strive to create strong, diverse teams that collaborate with each other in a respectful and efficient manner. Our employees exchange feedback regularly and regard failure as an opportunity to learn and improve approaches going forward. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continuously seek to understand and learn, take risks and innovate.

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

Government regulation
trivago provides, receives and shares data and information with its users, advertisers and other online advertising providers and conducts consumer facing marketing activities that are subject to consumer protection laws in jurisdictions in which we operate, regulating unfair and deceptive practices. For example, the United States and the European Union, or EU (including at member state level), but also many other jurisdictions, are increasingly regulating commercial and other activities on the Internet, including the use of information retrieved from or transmitted over the Internet, the display, moderation and use of user-generated content, and are adopting new rules aimed at ensuring user privacy and information security as well as increasingly regulating online marketing, advertising and promotional activities and communications, including rules regarding disclosures in relation to the role of algorithms and price display messages in the display practices of platforms.
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
Following the UK’s exit from the European Union, the UK Government has transposed the GDPR into UK national law, creating the “UK GDPR”, which is complemented by the Data Protection Act 2018. However, the possible adoption of a data protection bill is currently under discussion in the UK Parliament, and may introduce significant changes to the UK data privacy regime. The Brazilian General Data Protection Law (LGPD), Federal Law no. 13,709/2018, is in force since September 18, 2020 and its penalties are enforceable since August 2021.The California Consumer Privacy Act of 2018 (CCPA) became effective in

January 2020 and is substantially amended by the California Consumer Privacy Rights Acts, which became operative in January 2023 and imposes new privacy requirements and rights for consumers in California. In the US, other state data privacy laws have or will also take effect, for example in Virginia as of January 1, 2023, Colorado and Connecticut as of July 1, 2023 and Utah as of December 31, 2023. Other substantial markets consider or are about to adopt data protection regulations. As a result, the data privacy regulatory landscape is becoming more and more fragmented, and such regulations risk being inconsistent or conflicting.
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
The growing complexity of the data protection landscape is exemplified by the regulation regarding international transfer of personal data, which is rapidly evolving and likely to remain uncertain for the foreseeable future. In particular, the GDPR regulates transfers of EU personal data to third countries that have not been found by the European Commission to provide adequate protection to such EU personal data, such as the United States. A considerable number of our service providers and hotels operate in such jurisdictions. In July 2020, the European Court of Justice (“CJEU”), invalidated the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. At present, companies can rely on the European Commission’s Standard Contractual Clauses to transfer personal data from Europe to the United States and other countries that have not been found to provide adequate protection to EU personal data. However, reliance on the Standard Contractual Clauses is now subject to enhanced due diligence on the data importer's national laws: a transfer impact assessment must be carried out for any transfers and supplementary measures may have to accompany the Standard Contractual Clauses for a transfer to be compliant. These changes are causing us to continually review our current compliance approach and may result in additional compliance costs or the inability to transfer personal data outside of the EU. The Trans-Atlantic Data Privacy Framework ("Framework"), currently under discussion between the United States and the European Union, might help reduce the complexity surrounding the transfer of personal data to the United States, but it is currently impossible for us to determine if this new legal instrument will be durable. On December 13, 2022, the European Commission launched the process to adopt a new adequacy decision regarding the Framework and submitted its draft decision to the European Data Protection Board ("EDPB"). Until the Framework is adopted by the EU, the legal uncertainty related to cross-border transfers of personal data, could harm our ability to transfer personal data outside of the EU, and could in turn harm our ability to provide, and our customers' ability to use, some of our services.
Many governmental authorities in the markets in which we operate are also considering, or are in the process of implementing, additional and potentially diverging legislative and regulatory proposals that would or will increase the level and complexity of regulation on Internet display, disclosure and advertising activities (for example, the EU's Data Governance Act, the EU's Digital Markets Act, the EU's Digital Services Act, the EU’s Data Act, the EU's NIS 2 Directive, ePrivacy Regulation and the European Commission's proposal Artificial Intelligence Act to regulate the development and commercial use of AI).
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
Infrastructure
We host our platform in Germany and in addition use cloud services, which we believe offers us secure and scalable storage and processing power at manageable incremental expense. While much of the data we receive and capture is not sensitive, our data centers strive to be compliant with the highest security standards. Where required, our data centers are payment card industry (PCI) compliant and accordingly, it is our policy to store separately the limited amount of relevant sensitive data that we do capture. We have designed our websites, apps and infrastructure to be able to support high-volume demand.
Software
We develop our own software employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

C.    Organizational structure
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2022:
*Class A shares are held by the public shareholders and by the Founders. Based on the information available through public filings, Rolf Schrömgens currently owns: 21,776,984 Class A (13D/A filed on February 16, 2022) and Mr. Vinnemeier holds 3,307,753 Class A shares (13D/A filed on November 3, 2022). Expedia and the Founders are the only holders of Class B Shares. For more information on shareholding, please see Item 7A. Major Shareholders.
**As of December 31, 2022, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders.

*** The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.6 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
trivago N.V. is the direct or indirect holding company of our subsidiaries. As of December 31, 2022, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant".

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
As a result of negotiations of our lease contract for the Campus in Düsseldorf, Germany, we signed an amendment to the contract, which became effective in January 2021. The agreement includes the return of unused office spaces and a corresponding reduction of rent, as well as the sale of certain fixed assets related to the space to the landlord. Please refer to Item 5A Operating Results- "Costs across multiple categories" below and "Note 7 - Leases" in the notes to our audited consolidated financial statements included in this annual report for further details.
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
For a discussion of the year ended December 31, 2021 compared to December 31, 2020, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, "Item 5: Operating and financial review and prospects."

A. Operating results
Overview
Our total revenue for the years ended December 31, 2022 and 2021 was €535.0 million and €361.4 million, respectively, representing an increase of 48%. Our Referral Revenue for the years ended December 31, 2022 and 2021 was €521.8 million and €349.4 million, respectively, representing an increase of 49%.
In the year ended December 31, 2022, Referral Revenue increased on a year-over-year basis by 54%, 45% and 48% in Americas, Developed Europe and Rest of World, respectively, compared to the same period in 2021.
We recorded a net loss for the year ended December 31, 2022 of €127.2 million, compared to net income for the year ended December 31, 2021 of €10.7 million, representing a decrease of €137.9 million from 2021 to 2022.
Adjusted EBITDA for the years ended December 31, 2022 and 2021 was €107.5 million and €34.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures” for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss).
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
We also earn revenue by offering our advertisers B2B solutions, such as display advertisements, white label services, and subscription fees earned from advertisers for the trivago Business Studio PRO Package, and we are in the process of discontinuing projects, such as display advertisements and white label services, in 2023.
Key metrics we use to monitor our revenue include the number of Qualified Referrals we make, the revenue we earn for each Qualified Referral, or RPQR, and our Return on Advertising Spend, or ROAS.

Qualified Referrals
We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral mostly on a CPC basis.
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
The following table sets forth the number of Qualified Referrals for our reportable segments for the periods indicated:

	Year ended December 31,		% Change
(in millions) (unaudited)	2022	2021	2022 vs 2021
Americas	87.3	82.6	6%
Developed Europe	139.0	119.6	16%
Rest of World	85.3	80.0	7%
Total	311.6	282.2	10%
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

RPQR is determined by the CPC bids or CPA bids our advertisers submit on our marketplace. CPC bids submitted by our advertisers (or a CPC equivalent in the case of advertisers billed on a CPA basis) play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. Accordingly, the bidding behavior of our advertisers is influenced by the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from Qualified Referrals as a result of hotels and other accommodation booked on their sites, or booking value. The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace and, in particular, to gain insight into how our advertisers manage their advertising campaigns. Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. The dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.
RPQR is a key financial metric that indicates the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.
The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

	Year ended December 31,		% Change
RPQR in € (unaudited)	2022	2021	2022 vs 2021
Americas	2.48	1.70	46%
Developed Europe	1.71	1.37	25%
Rest of World	0.79	0.57	39%
Total	1.67	1.24	35%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

Year ended December 31,
% increase in RPR (unaudited)	2022 vs 2021
Americas	47%
Developed Europe	26%
Rest of World	39%
Total	37%

Year ended December 31,
% increase in number of referrals (unaudited)	2022 vs 2021
Americas	5%
Developed Europe	15%
Rest of World	5%
Total	9%

Year ended December 31,
% increase in Qualified Referrals (unaudited)	2022 vs 2021
Americas	6%
Developed Europe	16%
Rest of World	7%
Total	10%

Year ended December 31,
% decrease in click-out rate (unaudited)	2022 vs 2021
Americas	(1)%
Developed Europe	(1)%
Rest of World	(1)%
Total	(1)%
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
Our ROAS by reportable segment for the years ended December 31, 2022 and 2021 was as follows:

	Year ended December 31,
ROAS by segment (unaudited)	2022	2021
Americas	164.4%	148.9%
Developed Europe	158.6%	153.0%
Rest of World	188.8%	202.9%
Consolidated ROAS	164.4%	156.3%
In the year ended December 31, 2022, consolidated ROAS increased to 164.4% compared to 156.3% in the same period in 2021. ROAS increased by 15.5ppts and 5.6ppts in Americas and Developed Europe, respectively, while it decreased by 14.1ppts in RoW compared to the same period in 2021. The ROAS increase in Americas and Developed Europe was mainly driven by the increase in Referral Revenue resulting from higher RPQR and Qualified Referrals, which more than offset the increase in Advertising Spend. The decrease in RoW was driven by the significant increase in Advertising Spend, particularly in Japan, considering a muted level of Advertising Spend in 2021 due to COVID-19 related restrictions.
Advertising Spend increased by 39.9%, 40.0% and 59.6% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. Advertising Spend increased across all segments throughout the year in response to the increase in global travel demand compared to the same period in 2021.

Marketplace dynamics
Our advertisers regularly adjust the CPC and CPA bids they submit on our marketplace to reflect the levels of referrals, customers, bookings or revenue and profit they intend to achieve with their marketing spend on our platform. In recent years, we have observed a number of factors that can influence their bidding behavior on our marketplace, including:
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
Rebound in travel demand as the world emerged from the COVID-19 pandemic
In 2022, almost all COVID-19 related measures were phased out, and as a result, we benefited from a sharp rebound in travel activity and strong advertiser bidding dynamics across most of our core markets. The effects of the COVID-19 pandemic on travel behavior also appeared to have receded as large-scale vaccinations and mass recovery from COVID-19 infections gave many travelers the confidence to travel as they had prior to the pandemic. As a result, we believe that travel seasonality going into 2023 will be more in line with what we experienced prior to the pandemic.
While our business improved significantly as the world emerged from the COVID-19 pandemic, our revenue levels remained significantly below those in 2019. We believe this is in large part attributable to the fact that we almost completely ceased advertising on television in 2020 and resumed such advertising at reduced levels in 2021 and 2022. As a result, we believe that in 2022, we have not benefited in the same way from prior campaigns as had been the case in the past, and we expect that this will continue to be the case in the coming years. We anticipate that we will need to invest in television advertising campaigns in the next years to grow the volume of direct traffic to our platform.
Macroeconomic and geopolitical environment
The war in Ukraine, supply chain issues and rising interest rates have led to significantly increased inflation that we expect to continue to have an impact on the travel market going forward. Average booking values continued to be positively impacted by increased average daily hotel rates and were, as a result, significantly higher compared to the prior year period. This was a key driver of our financial performance in 2022, which is reflected in the increase in RPQR in 2022. We have observed the first signs of consumers attempting to mitigate increasing average daily hotel rates by, for example, shortening their length of stay or looking for cheaper destinations and accommodations.
Against this backdrop, we believe travelers will have an increased need to compare prices amidst rising inflation. In view of these factors, we decided to focus primarily on further improving our core accommodation price comparison product to drive higher user retention. As a part of this initiative, we conducted a large-scale full market test in five test markets, including Brazil, starting in the third quarter of 2022. While this led to a significant decrease in click-outs and Qualified Referrals during the test, overall booking volume in our segment Americas increased. Moreover, as a result of the shift in internal priorities, we decided to discontinue certain projects and products, such as our display ads and Weekend product, and as a result, we conducted headcount reductions in these areas during the year.

In addition, the ongoing military conflict between Ukraine and Russia had a negative impact on our business. As a result of the conflict, on March 2, 2022, we discontinued our local Russian platform, which, when considered alone, had an immaterial impact on our total revenue and ROAS contribution in 2022. Our Eastern European platforms, however, have seen a significant reduction in traffic volumes and continued to be negatively impacted during 2022, negatively impacting our business in RoW. We also saw an initial drop in traffic volumes in some of our Western European markets after the invasion but traffic volumes have mostly recovered to pre-conflict levels.
Impairments of intangible assets and goodwill
As a result of the continued deterioration of macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment, we performed intangible assets and goodwill impairment analyses during the second and third quarters of 2022, as a result of which we recorded impairment charges totaling €184.6 million. For more information on the impairment charge, see "Note 8 - Goodwill and intangible assets, net" in the notes to our audited consolidated financial statements included in this annual report.
Material litigation
On April 22, 2022, the Australian Federal Court issued a judgment in the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us. The Australian Federal Court ordered us to pay a penalty of €29.6 million (AUD44.7 million) and to cover the ACCC's costs arising from the proceeding. The court also issued an injunction enjoining us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the Australian Consumer Law. The decision of the Australian Federal Court had a significant negative impact on our operating expenses, resulting in a negative impact on operating expenses of €20.7 million in 2022. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it is excluded when calculating Adjusted EBITDA for 2022. For more information on our definition of Adjusted EBITDA, see "Item 5: Operating and financial review and prospects - H. Non-GAAP financial measures."
Mobile products
Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In the year ended December 31, 2022, our revenue share from mobile websites and apps continued to exceed 60%.
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

Advertiser structure
We continue to generate most of our Referral Revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 33% of our Referral Revenue for the year ended 2022. Booking Holdings and its affiliated brands, Booking.com, Agoda and priceline.com accounted for 49% of our Referral Revenue for the year ended 2022. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost.
Results of Operations
Comparison of the years ended December 31, 2022 and 2021:

	Year ended December 31,		% Change
(in millions)	2022	2021	2022 vs 2021
Consolidated statement of operations:
Revenue	€361.7	€270.1	34%
Revenue from related party	173.3	91.4	90%
Total revenue	€535.0	€361.4	48%

Costs and expenses:
Cost of revenue	12.7	11.5	10%
Selling and marketing	342.0	249.2	37%
Technology and content	54.9	52.4	5%
General and administrative	60.9	38.2	59%
Amortization of intangible assets	0.1	0.1	—%
Impairment of intangible assets and goodwill	184.6	—	100%
Operating income/(loss)	€(120.3)	€10.1	n.m.

Other income/(expense)
Interest expense	(0.1)	(0.4)	(75)%
Other, net	0.1	13.6	(99)%
Total other income/(expense), net	€0.0	€13.2	(100)%

Income/(loss) before income taxes	€(120.2)	€23.3	n.m.
Expense/(benefit) for income taxes	6.6	12.6	(48)%
Income/(loss) before equity method investment	€(126.8)	€10.7	n.m.
Loss from equity method investment	(0.4)	—	100%
Net income/(loss)	€(127.2)	€10.7	n.m.
n.m. not meaningful
Note: Some figures may not add due to rounding.

	Year ended December 31,
	2022	2021
Consolidated statement of operations as a percent of total revenue:
Revenue	68%	75%
Revenue from related party	32%	25%
Total revenue	100%	100%
Costs and expenses:
Cost of revenue	2%	3%
Selling and marketing	64%	69%
Technology and content	10%	14%
General and administrative	11%	11%
Amortization of intangible assets	0%	0%
Impairment of intangible assets and goodwill	35%	—%
Operating income/(loss)	(22)%	3%

Other income/(expense)
Interest expense	0%	(0)%
Other, net	0%	4%
Total other income/(expense), net	0%	4%

Income/(loss) before income taxes	(22)%	6%
Expense/(benefit) for income taxes	1%	3%
Income/(loss) before equity method investment	(24)%	3%
Loss from equity method investment	0%	—%
Net income/(loss)	(24)%	3%
Revenue
Our total revenue in the year ended December 31, 2022, consisted of Referral Revenue of €521.8 million and other revenue of €13.2 million.
Total revenue for the year ended December 31, 2022 was €535.0 million, representing an increase of €173.6 million, or 48.0%, compared to the year ended December 31, 2021. Revenue from related parties for the year ended December 31, 2022 increased by €81.9 million, or 89.7%, compared to the year ended December 31, 2021, while revenue from third parties increased by €91.6 million, or 33.9% for the same period.
Referral revenue for the year ended December 31, 2022 was €521.8 million, representing an increase of €172.4 million, or 49.3%, compared to the year ended December 31, 2021. This increase was mainly driven by an increase in RPQR and Qualified Referrals across all segments, compared to the year ended December 31, 2021.
The increase in RPQR in the twelve months ended December 31, 2022, was mainly driven by the significant increase in bidding levels (mainly driven by better booking conversion and higher average booking values) and by a positive foreign exchange rate impact resulting from the strengthening of the U.S. dollar against the euro throughout the year 2022.
Qualified Referrals increased across all regions in the first half of 2022 due to the increase in traffic volumes, reflecting the easing of COVID-19 related mobility restrictions, compared to the same period in 2021. This increase was partly offset in the second half of 2022 by the market test in Brazil and increased competition to acquire traffic in Developed Europe.

The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,		% Change
(in millions)	2022	2021	2022 vs 2021
Americas	€216.4	€140.1	54%
Developed Europe	237.7	163.7	45%
Rest of World	67.7	45.6	48%
Total	€521.8	€349.4	49%

Referral Revenue in Americas in the year ended December 31, 2022, increased by €76.3 million, or 54.5%, compared to the year ended December 31, 2021. The year-over-year increase in Referral Revenue was mainly driven by an increase in RPQR and Qualified Referrals.
In Americas, RPQR increased by €0.78, or by 45.9% in the year ended December 31, 2022, compared to the same period in 2021, primarily due to higher bidding levels (mainly driven by higher average booking values and better booking conversion). RPR increased by 47.3%, compared to the year ended December 31, 2021. Qualified Referrals increased significantly in the first half of 2022, primarily due to the increase in traffic volumes resulting from the easing of COVID-19 related mobility restrictions, but were partly offset by a large-scale market test in Brazil in the second half of 2022.
Referral Revenue in Developed Europe in the year ended December 31, 2022, increased by €74.0 million, or 45.2%, compared to the year ended December 31, 2021, mainly driven by an increase in Revenue per Qualified Referral and Qualified Referrals.
In Developed Europe, RPQR increased by €0.34, or by 24.8% in the year ended December 31, 2022, compared to the year ended December 31, 2021, due to higher bidding levels (mainly driven by better booking conversion and higher average booking values) throughout 2022. RPR increased by 25.7%, compared to the year ended December 31, 2021. Qualified Referrals increased significantly in the first half of 2022, primarily driven by the recovery of travel demand, but were partly offset in the second half of 2022 due to increased competition to acquire traffic in some of our markets.
Referral Revenue in RoW in the year ended December 31, 2022, increased by €22.1 million, or 48.5%, compared to the year ended December 31, 2021, which was mainly driven by an increase in Revenue per Qualified Referral and Qualified Referrals.
In RoW, RPQR increased by €0.22, or 38.6% in the year ended December 31, 2022 compared to the year ended December 31, 2021, due to higher bidding levels (mainly driven by higher average booking values and better booking conversion) throughout 2022. RPR increased by 39.3% compared to the year ended December 31, 2021. Qualified Referrals increased in 2022, particularly in Japan, reflecting the easing of COVID-19 related mobility restrictions. This increase was partly offset, mostly due to traffic declines in certain Asian markets, considering the pent-up demand in the comparative period in 2021, as well as declines in Russia and Central Eastern European markets resulting from the war in Ukraine.
Cost of revenue and expenses
Cost of revenue
Our cost of revenue consists primarily of our third-party cloud-related service provider expenses and third-party data center expenses, depreciation expense for self owned data center, personnel-related expenses and share-based compensation for our data center operations staff and our customer service team.
Cost of revenue was €12.7 million for the year ended December 31, 2022, and increased by €1.2 million, or 10%, compared to the year ended December 31, 2021. The increase was mainly driven by higher cloud-related service provider costs and higher personnel related costs, partly offset by lower data center-related depreciation expenses.

Selling and marketing
Selling and marketing is divided into advertising expense and other selling and marketing expenses, as well as share-based compensation expense.
Advertising expense consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.
Other selling and marketing expenses include personnel-related expenses for our marketing, sales and account management teams, as well as production costs for our TV spots and other marketing material, and other professional fees such as market research costs.

	Year ended December 31,		% Change
(in millions)	2022	2021	2022 vs 2021
Advertising expense	€317.3	€223.6	42%
% of total revenue	59.3%	61.9%
Other selling and marketing	24.0	24.6	(2)%
% of total revenue	4.5%	6.8%
Share-based compensation	0.7	1.1	(36)%
% of total revenue	0.1%	0.3%
Total selling and marketing expense (1)	€342.0	€249.2	37%
% of total revenue	63.9%	68.9%
Note: Some figures may not add due to rounding.
Selling and marketing expenses for the year ended December 31, 2022, increased by €92.8 million, or 37.2%, compared to the year ended December 31, 2021, primarily driven by significant increases in Advertising Spend across all segments.
Advertising Spend increased by €93.7 million, or 41.9%, in the year ended December 31, 2022, compared to the year ended December 31, 2021. We increased our Advertising Spend to €131.6 million, €149.8 million and €35.9 million in Americas, Developed Europe and Rest of World, respectively, compared to €94.1 million, €107.0 million and €22.5 million, respectively, in the year ended December 31, 2021. Advertising Spend was increased across all segments throughout the year in response to the increase in global travel demand.
Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2022 decreased by €0.6 million, or 2.4%, compared to the year ended December 31, 2021. The decrease was primarily driven by lower television advertisement production costs, partly offset by higher expenses incurred to acquire traffic and higher digital services taxes.

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

	Year Ended December 31,		% Change
(in millions)	2022	2021	2022 vs 2021
Personnel	€32.4	€30.0	8%
Share-based compensation	3.0	3.9	(23)%
Depreciation of technology assets	4.9	6.0	(18)%
Professional fees and other	14.6	12.4	18%
Total technology and content	€54.9	€52.4	5%
% of total revenue	10.3%	14.5%
Note: Some figures may not add due to rounding.
Technology and content expense for the year ended December 31, 2022 increased by €2.5 million, or 4.8%, compared to the year ended December 31, 2021, mainly due to higher personnel-related costs and higher professional fees and other expenses.
Personnel-related costs for the year ended December 31, 2022 increased by €2.4 million, or 8.0%, mainly due to higher salaries and direct employee benefits compared to the year ended December 31, 2021, partly offset by lower headcount and increased capitalization of our developers' salaries.
Professional fees and other expenses increased by €2.2 million, or 17.7%, mainly due to an impairment of capitalized software assets in the second quarter of 2022 and the non-recurrence of a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus, see "Costs across multiple categories" below.
These increases were partly offset by lower depreciation expense and lower share-based compensation expense.
General and administrative
General and administrative expense consists primarily of personnel-related costs including those of our executive leadership, finance, legal and human resource functions, as well as professional fees for external services including legal, tax and accounting. It also includes other overhead costs, depreciation and share-based compensation.

	Year ended December 31,		% Change
(in millions)	2022	2021	2022 vs 2021
Personnel	€14.2	€13.5	5%
Share-based compensation	11.4	12.0	(5)%
Professional fees and other	35.2	12.7	177%
Total general and administrative	€60.9	€38.2	59%
% of total revenue	11.4%	10.6%
Note: Some figures may not add due to rounding.
General and administrative expense for the year ended December 31, 2022 increased by €22.7 million, or 59.4%, compared to the year ended December 31, 2021, mainly due to higher to professional fees and other expenses.
The increase in professional fees and other expenses for the year ended December 31, 2022 was mostly driven by the recognition of additional expense of €20.7 million, representing the incremental portion not covered by provisions we had previously established in relation to the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us.
Costs across multiple categories
In the year ended December 31, 2021, we reduced our office space in Düsseldorf and recorded a €1.2 million gain on the campus lease modification. The non-recurrence of this gain led to an increase of technology and content expense by €0.7 million, general and administrative expense by €0.3 million and selling and marketing expense by €0.2 million in the year ended December 31, 2022, compared to the year ended December 31, 2021.
Amortization of intangible assets
Amortization of intangible assets was €0.1 million in both the year ended December 31, 2022 and in the year ended December 31, 2021, as we amortize intangible assets acquired through the weekengo GmbH acquisition.
Impairment of intangible assets and goodwill
We recorded cumulative impairment charges of €184.6 million in the year ended December 31, 2022. There was no impairment charge recorded in the year ended December 31, 2021. See "Note 8 - Goodwill and intangible assets, net" in the notes to our audited consolidated financial statements included in this annual report for further details.
Operating income/(loss)
Our operating loss was €120.3 million for the year ended December 31, 2022 compared to an operating income of €10.1 million for the year ended December 31, 2021. The decrease was mainly driven by the impairment charges recorded in the second and third quarters of the year ended December 31, 2022 totaling €184.6 million, and the recognition of €20.7 million of additional expense relating to the penalty imposed on us by the Australian Federal Court in the first quarter of 2022. These were partly offset by the recovery of travel demand, resulting in an increase in Referral Revenue of €172.4 million and in Advertising Spend of €93.7 million.
Other income/(expense)
Other income for the year ended December 31, 2022 was €15 thousand compared to other income of €13.2 million for the year ended December 31, 2021, as we received a €12.0 million COVID-19 subsidy from the German government in the year ended December 31, 2021.
Expense (benefit) for income taxes

	Year ended December 31,		% change
(in millions)	2022	2021	2022 vs 2021
Expense/(benefit) for income taxes	€6.6	€12.6	47.6%
Effective tax rate	(5.5)%	54.0%
Income tax expense was €6.6 million in the twelve months ended December 31, 2022, compared to €12.6 million in the twelve months ended December 31, 2021. Our effective tax rate was (5.5)% in 2022, compared to 54.0% in 2021. Non-deductible share-based compensation of (pre-tax) €15.3 million in 2022 and €17.3 million in 2021 had an impact on the effective tax rates of (4.0)% and 23.1% in the years ended December 31, 2022 and 2021, respectively. Non-deductible impairment expenses on goodwill of (pre-tax) €104.6 million had an impact on the effective tax rate of (27.2)% in the year ended December 31, 2022. The tax impact of the movement in uncertain tax position of €6.3 million had an impact on the effective tax rate of (5.2)% in the year ended December 31, 2022,
The details on the movement in valuation allowance are included in "Note 10 - Income taxes" in the notes to our audited consolidated financial statements included in this annual report. Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.

Quantitative and qualitative disclosures about market risk
Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates and market prices. Our exposure to market risk includes our cash, accounts receivable, intercompany receivables, investments and accounts payable. We manage our exposure to these risks through established policies and procedures. Our objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.
Interest rate risk
We did not experience any significant impact from changes in interest rates and had no outstanding loans during the year ended December 31, 2022.
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
Changes in foreign exchange rates can amplify or mute changes in the underlying trends in our revenue and RPQR. Although we have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €1.4 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable and accounts payable balances as of December 31, 2022. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the year ended December 31, 2022 we had net foreign exchange rate losses of €0.2 million compared to gains of €1.6 million in the year ended December 31, 2021.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 32% of our total revenue for the year ended December 31, 2022 and 49% of total accounts receivable as of

December 31, 2022. Booking Holdings and its affiliates represented 49% of our revenue for the year ended December 31, 2022 and 30% of total accounts receivable as of December 31, 2022.

B.    Liquidity and capital resources
For the year ended December 31, 2022, total cash, cash equivalents and restricted cash decreased by €7.8 million to €248.9 million, of which €248.6 million were included in cash and cash equivalents and €0.3 million in short-term restricted cash in the balance sheet. The decrease in total cash, cash equivalents and restricted cash was mainly driven by negative cash flows from investing and financing activities, partly offset by positive cash flows from operating activities.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our cash balance are sufficient to meet our ongoing capital expenditures, working capital and other capital needs.
The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
(in millions)	2022	2021
Cash flows provided by operating activities	€66.3	€32.5
Cash flows provided by/(used in) investing activities	(54.9)	10.0
Cash flows provided by/(used in) financing activities	(19.6)	1.1
Cash Flows Provided by Operating Activities
For the year ended December 31, 2022, net cash provided by operating activities increased by €33.7 million to €66.3 million. This increase was mainly driven by the adjustment of non-cash items totaling €188.1 million included in the period net loss and positive changes in operating assets and liabilities of €5.4 million. Non-cash items reconciled from net loss of €127.2 million include the intangible assets and goodwill impairment charge of €184.6 million, share-based compensation of €15.3 million and depreciation of €6.0 million, partly offset by a reduction of deferred income taxes of €19.7 million.
The net loss for the year ended December 31, 2022 includes the recognition of €20.7 million additional expense, representing the incremental portion not previously recognized of the total penalty imposed on us by the Australian Federal Court in the proceeding brought by the ACCC against us. The total penalty imposed was paid in the second quarter of 2022.
Positive changes in operating assets and liabilities were primarily due to an increase in taxes payable of €10.6 million, and in accounts payable of €5.3 million. These were partly offset by an increase in accounts receivable of €10.1 million resulting mostly from higher revenues in the fourth quarter of 2022 compared to same period in 2021.
Cash Flows Used in Investing Activities
For the year ended December 31, 2022, cash used in investing activities was €54.9 million, primarily driven by the purchase of €50.0 million in term deposits, an investment of €5.9 million in an equity-method investee and a €4.0 million net cash outflow related to capital expenditures, including internal-use software and website development. These were partly offset by proceeds from sales and maturities of investments of €5.0 million.
Cash Flows Used in Financing Activities
For the year ended December 31, 2022, cash used in financing activities was €19.6 million, primarily driven by the purchase of treasury stock for €19.6 million, which includes the purchase of 20,000,000 Class A shares from Peter Vinnemeier, one of our founders, for €19.3 million in November 2022.

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
For more information on each of these policies, see "Note 2 - Significant accounting policies" in the notes to our audited consolidated financial statements included in this annual report for further details. We discuss information about the nature and rationale for our critical accounting estimates below.
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
In January 2021, we amended the operating lease agreement for office space in our corporate headquarters, whereby the landlord granted us partial termination of the lease related to certain floor spaces. This amendment was treated as a lease modification. See "Note 7 - Leases" in the notes to our audited consolidated financial statements included in this annual report for further details.
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
For the year ended December 31, 2022, we performed two quantitative impairment assessments. A goodwill and indefinite-lived intangible assets impairment charge of €84.2 million was recorded for the quarter ended June 30, 2022. A further impairment charge of €100.4 million was recorded for the quarter ended September 30, 2022 while performing our annual impairment test.
Goodwill is assigned to our three reporting units, which correspond to our three operating segments (Americas, Developed Europe and Rest of World), on the basis of their relative fair values. The fair value of each reporting unit was estimated using a blended analysis of the present value of future discounted cash flows and market valuation approach.
The discounted cash flow model requires significant estimates, including our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Changes in these estimates and assumptions could materially affect the estimated fair value of each reporting unit that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to our financial position and results of operations.
The significant estimates within the market valuation approach include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment, assessing comparable revenue and operating income multiples and the control premium applied in estimating the fair value of the reporting unit.
Indefinite-lived intangible assets consists of trade name, trademarks, and domain names. We base our measurement of the fair value using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenue for the brand, the appropriate royalty savings rate and an applicable discount rate.
The most significant assumptions used in our current year analyses to determine the fair value of the reporting units were our weighted average cost of capital ("WACC") and long-term growth rate. The most significant assumptions used in determining the fair value of our indefinite-lived intangible assets were the royalty savings rate and the discount rate. The use of different estimates or assumptions in determining the fair value of our goodwill and indefinite-lived intangible assets may result in different values, which could result in an impairment, or in the period in which an impairment is recognized, could result in a materially different impairment charge.
As a result of the second quarter assessment, we recorded an impairment charge of €57.0 million to our goodwill balance in the Developed Europe reporting unit. We did not record any impairment to our Americas reporting unit as the fair value was assessed to be higher than its carrying value and there was no goodwill allocated to the Rest of World reporting unit. The percentage by which fair value exceeded carrying value for our Americas reporting unit as of June 30, 2022 was 50%. Assuming all other assumptions remain constant, if the selected WACC increased by 100 basis points, we would have incurred an additional €13.6 million goodwill impairment in the Developed Europe reporting unit. An increase of 500 basis points to the selected WACC in the Americas reporting unit would still not result in an impairment. Assuming all other assumptions remain constant, if the selected long-term growth rate decreased by 50 basis points, we would have incurred an additional €2.7 million goodwill impairment in the Developed Europe reporting unit. The selected long-term growth rate for the Americas reporting unit was not sensitive for the impairment test performed as of June 30, 2022.
Due to further deteriorating macroeconomic conditions present during the third quarter as compared to the second quarter of 2022, for our annual impairment test as of September 30, 2022, we performed another quantitative assessment. The annual impairment test was performed using revised data and estimates to the discounted cash flow model and market value approach incorporating the further deteriorating macroeconomic conditions. We recorded a further impairment charge of €47.6 million to our goodwill balance in the Developed Europe reporting unit. We did not record any impairment to our Americas reporting unit as the fair value was assessed to be higher than its carrying value and there was no goodwill allocated to the Rest of World reporting unit. The percentage by which fair value exceeded carrying value for our Americas reporting unit as of September 30, 2022 was 8%. Assuming all other assumptions remain constant, if the selected WACC increased by 100 basis points, we would have incurred an additional €5.5 million goodwill impairment in the Developed Europe reporting unit. The WACC would need to increase by approximately 400 basis points to incur an impairment in the Americas reporting unit. The selected long-term growth rates were not sensitive for the impairment test performed as of September 30, 2022.
We recorded impairment charges of €27.2 million and €52.8 million to our indefinite-lived intangible assets in the quarters ended June 30, 2022 and September 30, 2022, respectively. Assuming all other assumptions remain constant, a decrease of 100 basis points in the royalty savings rate would have resulted in a further impairment charge of €35.6 million and €22.4 million during the June 30, 2022 and September 30, 2022 impairment tests, respectively. Assuming all other assumptions remain constant, an increase of 100 basis points in the selected discount rate would have resulted in a higher impairment charge of €11.3 million and €4.0 million during the June 30, 2022 and September 30, 2022 analyses, respectively.
The amounts of goodwill allocated to the Developed Europe and Americas reporting units were €95.5 million and €86.5 million, respectively, and the carrying value of our indefinite-lived intangible assets was €89.5 million as of December 31, 2022. See "Note 8 - Goodwill and intangible assets, net" in the notes to our annual consolidated financial statements included in this annual report for further details.
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
We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.
We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest related to uncertain tax positions are classified in the financial statements as a component of income tax expense. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.
Share-based compensation
Our share-based compensation relates to employee stock awards granted in connection with the trivago N.V. 2016 Incentive Plan. Employee stock options primarily consist of service based awards. We measure the fair value of share options at the grant date using the Black-Scholes option pricing model. The model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rate. We amortize the fair value over the vesting term on a straight-line basis. If any of the assumptions used in the model changes significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2022:

	Payments due by period
(in millions)	Total	Short-term	Long-term
Operating leases, including imputed interest (1)(2)	€57.5	€6.0	€51.5
Purchase obligations(3)	48.5	22.4	26.1
Total (4)	€106.0	€28.4	€77.6
(1) Operating lease obligations include leases for office space and office equipment. Certain leases contain renewal options. Lease obligations expire at various dates with the latest maturity in 2038. Refer to "Note 2 - Significant accounting policies" in the audited consolidated financial statements included in this annual report for detailed discussion on our accounting for operating leases. The lease obligations have not been reduced by minimum sublease rental income due in the future under non-cancelable sublease agreements which is expected to be immaterial for the future period.
(2) Currently recognized on our balance sheet as of December 31, 2022 is an asset retirement obligation of €0.1 million for the cost to decommission office space. We have certain operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.
(3) Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
(4) Excludes €9.2 million of net unrecognized tax benefits for which we cannot make a reasonably reliable estimate of the period of payment.

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
•certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.
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

The below table presents a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in millions)	2022	2021
Net income/(loss)	€(127.2)	€10.7
Income/(loss) from equity method investment	(0.4)	—
Income/(loss) before equity method investment	€(126.8)	€10.7
Expense/(benefit) for income taxes	6.6	12.6
Income/(loss) before income taxes	(120.2)	23.3
Add/(less):
Interest expense	0.1	0.4
Other, net	(0.1)	(13.6)
Operating income/(loss)	(120.3)	10.1
Depreciation of property and equipment and amortization of intangible assets	6.1	8.3
Impairment of, and gains and losses on disposals of, property and equipment	0.9	0.3
Impairment of intangible assets and goodwill	184.6	—
Share-based compensation	15.3	17.3
Certain other items, including restructuring, significant legal settlements and court ordered penalties(1)	20.7	(1.3)
Adjusted EBITDA	107.5	34.6
Note: Some figures may not add due to rounding.
(1) The €20.7 million presented within the certain other items line in the tabular reconciliation for the year ended December 31, 2022 is attributable to the ACCC penalty and costs imposed on us in the judgement by the Australian Federal Court in the proceeding brought by the ACCC. Due to the size and unusual nature of the expenses relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it is also excluded when calculating Adjusted EBITDA. Of the AUD 44.7 million penalty assessed by the Australian Federal Court, a portion was accrued for over multiple accounting periods prior to the change in Adjusted EBITDA definition which took place in the first quarter of 2020. As a result, a portion of the penalty net of foreign exchange was presented within Adjusted EBITDA in prior periods. See "Note 13 - Commitments and contingencies" in the notes to our audited consolidated financial statements included in this annual report for further details.

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
Management board

Name	Age	Position	Year of initial appointment	Expiration of current term
Axel Hefer	45	Managing Director for Legal, Marketplace, People and Culture, and Technology (Chief Executive Officer)	2016	2023
Matthias Tillmann	39	Managing Director for Finance, Marketing and Product (Chief Financial Officer)	2020	2023
The following paragraphs set forth biographical information regarding our management board members as well as our chief financial officer.
Axel Hefer was appointed as a managing director of the company in 2016. Prior to joining trivago, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the former Private Equity Division of J.P. Morgan Chase. He currently also serves as non-executive director of Patrizia SE. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.
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
Supervisory board

Name	Age	Year of initial appointment	Expiration of current term
Joana Breidenbach	57	2021	2024
Robert Dzielak	52	2021	2024
Eric Hart	47	2021	2024
Peter M. Kern	55	2016	2025
Hiren Mankodi	49	2016	2025
Mieke De Schepper	47	2022	2025
Niklas Östberg	42	2016	2025

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
Eric M. Hart currently serves as chairman of the supervisory board of trivago. He most recently served as the Chief Financial Officer of Expedia Group from April 2020 until October 2022, overseeing Expedia Group’s accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart served as acting Chief Financial Officer of Expedia Group after the departure of the former Chief Financial Officer in December of 2019. Mr. Hart also served as Expedia Group’s Chief Strategy Officer with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group’s CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of Expedia Group’s largest acquisitions. Before joining Expedia Group, Mr. Hart spent time as a Vice President at Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor’s degree from Georgia State University and a Master’s in Business Administration from University of Chicago Booth School of Business.
Peter M. Kern has been a director of Expedia Group since completion of the IAC/Expedia Group spin-off, has served as Vice Chairman of Expedia Group since June 2018, and has served as Chief Executive Officer of Expedia Group since April 2020. Mr. Kern served on the board of directors of Tribune Media Company from October 2016 through the completion of Tribune Media’s merger with Nextstar Media Group, Inc. in September 2019, and served as Tribune Media’s Chief Executive Officer from March 2017 through September 2019. Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. Mr. Kern has served as the Chairman of the Supervisory Board of trivago N.V., and currently serves as Chairman of the board of directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company and on the boards of several private companies. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.
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
Mieke De Schepper currently serves as Chief Commercial Officer of Trustpilot. She previously served as Executive Vice President, Online Travel and Managing Director Asia Pacific, Amadeus IT Group until April 2022. Before Amadeus, Mieke worked for Expedia Group, where she held the role of Senior Vice

President and Chief Commercial Officer of Egencia and as Vice President of Expedia Group’s Lodging Partner Solutions Asia Pacific. Prior to Expedia Group, she spent 10 years with Phillips Electronics having held various global, regional and local leadership roles in product, marketing and sales. She started her professional career with McKinsey. Mieke serves as a member of the Supervisory board of trivago N.V. and JustEat Takeaway.com N.V. Mieke holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.
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
Changes to our supervisory board
•On March 1, 2022, Frédéric Mazzella resigned from our supervisory board and audit committee. On the same date, the supervisory board designated Mieke De Schepper as temporary member of our supervisory board and appointed her to our audit committee. On June 30, 2022 our general meeting of shareholders appointed her a permanent member of the supervisory board.
•On September 14, 2022, Peter Kern resigned as chairman of the supervisory board. On the same date, the supervisory board elected Eric Hart, who was initially appointed to the supervisory board in 2021, to replace Mr. Kern as chairman of the supervisory board. Mr. Kern, who was initially appointed as member of the supervisory board in 2016, continues to serve in that capacity.

Board Diversity Disclosure
The following information was provided by the members of our supervisory board members on a voluntary basis.
Board Diversity Matrix (As of date of March 3, 2023)

Country of Principal Executive Offices			Germany
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			7
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	2
LGBTQ+	0
Did Not Disclose Demographic Background	1

B. Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended December 31, 2022 is described in the tables below.
Our management board earned the following cash compensation with respect to their service as members of the management board during the fiscal year 2022:

(€ in thousands)	Hefer	Tillmann
Periodically-paid remuneration (base salary)	€500	€500
Profit participation	31	—
Total cash compensation	€531	€500

For 2022, the compensation committee proposed a change of the cash compensation of our management board, which had been approved by the supervisory board. Compared to prior years, the cash compensation does not contain a cash bonus portion. In lieu of this, the management board’s base salary has been increased. As of December 31, 2022, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.
In 2022, Mr. Hefer exercised options at a strike price of €0.06 to receive 149,258 ADSs that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act. In 2022, Mr. Tillmann exercised options at a strike price of €0.06 to receive 100,000 ADSs that were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act.

Our management board held the following options (both vested and unvested) as of December 31, 2022:

Beneficiary	Grant date	Vesting date	Number of options outstanding(1)	Strike price	Expiration date(2)
Hefer	Sept. 23, 2016	May 1, 2017, 2018, 2019	45,830	€0.12	None
	Sept. 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	600,000	$12.14	Mar. 6, 2024
	Mar. 6, 2017	Jan. 2, 2019, 2020, 2021	224,000	$7.17	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	1,276,000	$7.17	Dec. 20, 2024
	Dec. 20, 2017	Jul. 2, 2020, Jan. 2, 2023	1,500,000	$7.17	Dec. 20, 2024
	Jun. 28, 2019	Three Year Vest(3)	618,348	€0.06	Jun. 28, 2026
	Mar. 11, 2020	Three Year Vest(4)	387,673	€0.06	Mar. 11, 2027
	Mar. 11, 2020	Three Year Vest(5)	863,601	€0.06	Mar. 11, 2027
	Mar. 2, 2021	Three Year Vest(6)	698,376	€0.06	Mar. 2, 2028
	Mar. 2, 2021	Three Year Vest(7)	917,372	€0.06	Mar. 2, 2028
	Jul 11, 2022	Three Year vest (8)	2,617,629	€0.06	Jul, 11, 2029
	Jul 11, 2022	Feb 15, 2023, 2024, 2025	2,617,629	€0.06	Jul, 11, 2029
Tillmann	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	40,000	$12.14	Mar. 6 2024
	Mar. 21, 2018	Jan. 2, 2019, 2020, 2021	100,000	$7.01	Mar. 21, 2025
	Mar. 11, 2020	Three Year Vest(4)	57,591	€0.06	Mar. 11, 2027
	Mar. 11, 2020	Three Year Vest(5)	326,174	€0.06	Mar. 11, 2027
	Mar. 2, 2021	Three Year Vest(6)	110,101	€0.06	Mar. 2, 2028
	Mar. 2, 2021	Three Year Vest(7)	420,311	€0.06	Mar. 2, 2028
	Jul 11, 2022	Three Year vest (8)	850,729	€0.06	Jul, 11, 2029
	Jul 11, 2022	Feb 15, 2023, 2024, 2025	850,729	€0.06	Jul, 11, 2029
(1) Share options granted before our IPO are calculated by converting options relating to units of trivago GmbH into options relating to shares of trivago N.V. by using the following conversion method (simplified): numbers of options were multiplied by the multiplier ratio 8,510.66824 used for purposes of our IPO. In case of trivago GmbH class B options, the result was divided by 1,000. Holders of trivago GmbH class A options with a former strike price of € 1.00 additionally received a portion of trivago N.V. options as compensation for the requirement of a higher strike price for trivago N.V. options due to corporate law requirements. In case the numbers relate to the time before the completion of our IPO, they are for illustrative purposes only and calculated using the method described above, as the actual option grants and exercises took place on the trivago GmbH level. Minor deviations can occur due to rounding.
(2) Unvested options lapse when the beneficiary leaves the Company.
(3) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(4) This award vested 1/3rd on January 2, 2021, and an additional 1/12th vested quarterly thereafter until the award was fully vested, subject to continued service on such vesting dates. The awards were not exercisable until the completion of the performance period. The award contains performance conditions which determined the number of shares earned at the end of the performance period pursuant to the respective vested stock options or restricted share units. The performance condition is based upon the two-year and three month compound annual growth rate (CAGR) of trivago's share price. Potential award levels range from 50-150% of the grant depending on the achievement of a share price CAGR ranging from >10-20% over a two-year and three month period (sliding scale). The start and end stock price is based on the 30-day trailing volume-weighted average share price. The initial performance measurement period at grant was January 2, 2020 to December 31, 2022. On October 22, 2020, the performance measurement start date was subsequently modified to October 2, 2020, which resulted in a lower anchor stock price and a shorter performance period to be used in determining the CAGR at the end of the performance period. On December 31, 2022 it was determined that 50% of the options granted are still outstanding based on the CAGR at the end of the performance measurement period.
(5) This award vests as follows: 1/3rd vested on January 2, 2021, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(6) This award vested 1/3rd on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates. The awards are not exercisable until the completion of the performance period. The award contains performance conditions which will determine the number of shares earned at the end of the performance period pursuant to the respective vested stock options or restricted share units. The performance condition is based upon the three-year compound annual growth rate (CAGR) of trivago's share price. Potential award levels range from 0-200% of the grant depending on the achievement of a share price CAGR ranging from 10-20% over a three-year period (sliding scale). The start and end stock price is based on the 30-day trailing volume-weighted average share price.
(7) This award vests as follows: 1/3rd vested on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(8) This award vests as follows: 16.6% vested on August 15, 2022 and an additional 8.3% will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2022 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2022:

($ in thousands)	Breidenbach	De Schepper	Hart	Mankodi	Östberg
Periodically-paid remuneration (base salary)	45	38	83	45	45
Bonuses	—	—	—	—	—
Total cash compensation	45	38	83	45	45
Mr. Kern and Mr. Dzielak were not provided with any compensation for their service on our supervisory board for the year ended December 31, 2022. On September 14, 2022, the supervisory board approved annual cash compensation of €250,000 for Eric Hart. Payment of this amount is pending the approval of trivago's annual general meeting of shareholders.

Our supervisory board held the following options and/or restricted stock units (RSUs) (both vested and unvested) as of December 31, 2022:

Beneficiary	Grant date	Vesting date	Number of options/RSUs outstanding	Strike price	Expiration date
Breidenbach	Jul. 22, 2021	Three Year Vest(1)	39,820	€0.06	Jul. 22, 2028
	Mar. 1, 2022	Three Year Vest(2)	93,203	€0.06	Mar. 1, 2029
Dzielak	—	—	—	—	—
Hart	Sept 14, 2022	Three Year Vest(3)	1,000,000	$1.52	Sept 14, 2029
Kern	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	74,135	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	125,520	$7.17	Dec. 20, 2024
	Mar. 11, 2020	Three Year Vest(4)	2,254	N/A(6)	N/A(6)
Mankodi	Aug. 17, 2018	Jul. 2, 2019, 2020, 2021	90,408	$4.42	Aug. 17, 2025
	Mar. 11, 2020	Three Year Vest(4)	8,287	N/A(6)	N/A(6)
	Mar. 2, 2021	Three Year Vest(5)	30,835	N/A(6)	N/A(6)
	Mar. 1, 2022	Three Year Vest(2)	78,488	N/A(6)	N/A(6)
Östberg	Mar. 6, 2017	Jan. 3, 2018, 2019, 2020	70,840	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan. 2, 2019, 2020, 2021	119,944	$7.17	Dec. 20, 2024
	Jun. 28, 2019	Three Year Vest(7)	58,117	€0.06	Jun. 28, 2026
	Mar. 11, 2020	Three Year Vest (4)	95,982	€0.06	Mar. 11, 2027
	Mar. 2, 2021	Three Year Vest(5)	71,429	€0.06	Mar. 2. 2028
	Mar. 1, 2022	Three Year Vest(2)	100,000	€0.06	Mar. 1, 2029
De Schepper	Mar. 1, 2022	Three Year Vest(2)	83,333	€0.06	Mar. 1, 2029
(1)This award vests as follows: 1/3rd vests on July 1, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(2) This award vests as follows: 1/12 vested on May 15, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(3)This award vests as follows: 1/4 vests on June 30, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date. Payment of this amount is pending the approval of trivago's annual general meeting of shareholders.
(4)This award vests as follows: 1/3rd vested on January 2, 2021, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(5)This award vests as follows: 1/3rd vested on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(6) Restricted stock units are granted at zero grant price and have no expiration date.
(7) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
As of December 31, 2022, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members. In the year 2022, none of our supervisory board members exercised any options in trivago N.V. In 2022, 11,771 and 106,325 of Mr. Kern's and Mr. Mankodi's RSUs vested, respectively.

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
Compensation principles
Senior management
The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives and drive sustainable business performance. We have mandated an external compensation specialist to benchmark our management’s compensation, both in terms of their base cash compensation, cash bonus and equity incentive award, against that of the management of similarly situated companies in the United States and Europe including companies with a similar financial profile or those in the same sector (e.g., technology and online travel). Based on the information gathered by the compensation specialist, we increased the base salary of our management in 2022 and also provided equity awards that vest over a longer period of time in order to incentivize retention. For more information on the 2022 performance grants, see “Item 6: Directors, senior management and employees - B. Compensation - Compensation of members of our management board and supervisory board" above. The cash and any bonus payments and any equity award compensation are proposed by the CEO to our compensation committee. The proposal is then discussed (and amended, if needed) by the committee. The amount of compensation of the management board and those executives reporting to the CEO is then determined at the discretion of our supervisory board.
Employees
We believe in cultivating an inspiring environment where our employees can thrive and feel empowered to do their best. Our aim is to attract intrinsically motivated individuals, and nurture and retain the most capable and driven of them to support our culture of learning, authenticity and entrepreneurship.
Our remuneration policy is designed to attract and retain employees, and reward them for achieving our goals and objectives as a business, and working productively together in line with our corporate culture (see above “Item 4: Information on the company - B. Business overview - Our employees and culture ”).
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
Salaried employees are rewarded on a total rewards basis, which includes fixed income and may include long-term incentive awards, such as stock options or restricted stock units. Compensation is awarded on a fixed rather than variable basis in order to emphasize intrinsic (rather than extrinsic) motivation. We aim to ensure that each employee’s compensation is fair and is aligned to the scope and breadth of his or her activities as well as to the value that person creates. At trivago, we generally review our compensation decisions on a yearly basis. Additionally, we adopted an approach this year to enable a more fluid adjustment of compensation for employees who have been promoted or have had a significant increase in their scope of work. We believe that fairness is created by analyzing compensation at one point in time for all our employees. Rather than negotiating salary increases, we aim to run a fair, objective and merit-based process for compensation decisions.

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
Management board
Our management board is responsible for the day-to-day management of our company, subject to certain limitations as set out in the articles of association and the internal rules of our management board (which we refer to as the Management Board Rules), and for our strategy, policy and operations under the supervision of our supervisory board.
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
5.entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the company or any subsidiary being liable for the obligations of a third party, or (ii) five years;
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
Pursuant to the internal rules of our management board (which we refer to as Management Board Rules), our management board must consist of two to six members, including the CEO and the CFO. Our management board members have been appointed pursuant to our deed of incorporation.
Under our articles of association, the supervisory board may elect one management board member to be the chief executive officer and another management board member to be the chief financial officer. The supervisory board may revoke the title chief executive officer or chief financial officer, provided that such management board member will subsequently continue his term of office as a management board member without having the title of chief executive officer or chief financial officer, respectively.
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

Supervisory board
Our supervisory board is responsible for supervising the conduct of and providing advice to our management board and for supervising our business generally, subject to our articles of association and the internal rules of our supervisory board (which we refer to as Supervisory Board Rules). Our supervisory board also has the authority to, at its own initiative, provide our management board with advice and may request any information from our management board that it deems appropriate. In performing its duties, our supervisory board is required to take into account the interests of our business as a whole.
Our supervisory board is comprised of seven members. Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members were selected by Expedia Group, and three supervisory board members were selected by the Founders. Each supervisory board member was appointed for a term of three years. On November 1, 2022, we agreed to purchase from Peter Vinnemeier, one of our Founders, 20,000,000 Class A shares, representing 5.5% of our total common shares outstanding, for an aggregate price of €19.3 million (USD $20.0 million). The transaction closed on November 9, 2022, at which time the Founders shareholdings fell below the 15% "Percentage Interest" threshold in the Amended and Restated Shareholders’ Agreement required for supervisory board nominations by the Founders. As a result, the Founders are no longer entitled to designate members of our supervisory board for binding nomination. As of the date hereof, the three supervisory board members who had been selected by the Founders continue to serve in that capacity.
Our current supervisory board members were appointed at our general meetings of shareholders upon the binding nomination by our supervisory board. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. .
Management board member services agreements and performance equity grants
We have entered into services agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. We have also entered into agreements governing our management board's equity grants. The management's board's performance equity grants for 2020 were subsequently amended to adjust the performance criteria included therein. The amended terms of the agreements are described above under "Compensation of members of our management board and supervisory board" above. The form of stock option summary of award, restricted share unit summary award, performance stock option award agreements, performance stock unit award agreements and the related restated and amended summaries of awards are also filed as exhibits hereto. The stock option summary of award and restricted share unit summary award were executed on February 27, 2020 to amend prior equity awards to the management board. Further amendments were executed on July 11, 2022 covering all awards of Mr. Hefer and Mr. Tillman with an unvested portion (save for Mr. Hefer's options granted on December 20, 2017 with a strike price of $7.17). The amendments terminated the 2020 Performance Stock Option Agreement that included a performance condition of achieving a volume-weighted average share price of USD 2.74. They also amended the stock option awards covered by each amendment to include a "double trigger" change of control provision. Upon any participant’s termination of employment, during the two-year period following a Change in Control (as defined in the agreement), for a Qualified Termination Reason (as defined below), the stock option outstanding as of such termination of employment which was outstanding as of the date of such Change in Control will be fully exercisable and vested and shall remain exercisable for a period of time indicated in the award. In the case of the performance stock option awards, the Relevant Proportion (as defined below) of the option outstanding as of such termination of employment which was outstanding as of the date of such Change in Control will be fully exercisable and vested, permitting the participant to subscribe for the Relevant Portion of 100% of the relevant target award against payment of the exercise price, and will remain exercisable until the later of (i) the last date on which the option would be exercisable in the absence of this provision and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the term of the option.
A "Qualified Termination Reason" means a material reduction in the relevant management board member’s rate of total compensation from the rate of total compensation in effect for such management board member immediately prior to the Change in Control; or a relocation of the management board member’s principal place of employment more than 50 kilometers outside of Düsseldorf; or a reduction in the management board member’s title, duties or reporting responsibilities or level of responsibilities (e.g., as a consequence of the delisting of our shares on NASDAQ without the shares then being, or to be, listed on another applicable exchange (a “Delisting”)) from those in effect immediately prior to the Change in Control; provided, that, notwithstanding anything in the applicable agreements to the contrary, if the relevant management board member’s title, duties or reporting responsibilities or level of responsibilities are reduced from those in effect immediately prior to the Change in Control as a consequence of a Delisting, then such reduction shall not fail to constitute a Qualified Termination Reason solely because the management board member has consented to or otherwise not objected to such Delisting; or our material breach of any material provision of applicable equity compensation agreements; or the relevant management board member is not offered the opportunity to continue serving as a member of the our management board immediately after our 2023 annual general meeting pursuant to terms of service which would not otherwise constitute a Qualified Termination Reason.
In order to invoke a Termination of Employment for a Qualified Termination Reason for any reason except in connection with a Delisting, the participant must provide us with written notice of the existence of one or more of the conditions described above within 90 days following the participant’s knowledge of the initial existence of such condition or conditions, and we will have 30 days following receipt of such written notice (the “Cure Period”) during which we may remedy the condition. In the event that we fail to remedy the condition constituting a Qualified Termination Reason during the Cure Period or upon the occurrence of a Delisting, the participant must terminate employment, if at all, within 90 days following the Cure Period or the occurrence of a Delisting in order for such Termination of Employment to constitute a Termination of Employment for a Qualified Termination Reason.
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
The Supervisory Board approved, subject to the approval of our annual general meeting of shareholders, an annual cash compensation amount of €250,000 and an equity grant to Mr. Hart of 1,000,000 options with a strike price of $1.52 that are subject to a "single trigger" change of control provision. We anticipate that, upon approval of the annual general meeting of shareholders, the stock option award will provide that the stock option outstanding as of such Change of Control will be fully exercisable and vested and shall remain exercisable for a period of time indicated in the award.

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
Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Ms. Breidenbach, Mr. Mankodi, Ms. De Schepper and Mr. Östberg are considered independent supervisory board members. See “Item 16G.     Corporate governance.”
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

D.    Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2022	2021	2020
Cost of revenue	58	57	62
Selling and marketing	111	133	164
Technology and content	380	444	445
General and administrative	160	175	163
Total	709	809	834
thereof employed in Germany	698	800	828
None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E. Share ownership
See “ Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see "Item 6: Directors, senior management and employees - B. Compensation".

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not required.

Item 7: Major shareholders and related party transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of February 28, 2023, by:
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
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of February 28, 2023 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of February 28, 2023. See “Item 4: Information on the company - C.    Organizational structure” for additional information regarding our corporate structure. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	88.0%	84.3%
Rolf Schrömgens(4)	21,776,984	20.9%	28,468,807	12.0%	12.4%
Peter Vinnemeier(5)	3,307,753	3.2%	—	—	* *
PAR Investment Partners, L.P.(6)	21,116,683	20.2%	—	—	* *
Management board members (7)
Axel Hefer	7,902,727	7.6%	—	—	* *
Matthias Tillmann	1,372,526	1.3%	—	—	* *
Supervisory board members
Joana Breidenbach	51,117	*	—	—	* *
Robert J. Dzielak	—	—	—	—	—
Eric M. Hart	—	—	—	—	—
Peter M. Kern	241,845	*	—	—	* *
Hiren Mankodi	290,209	*	—	—	* *
Mieke De Schepper	27,778	*	—	—	* *
Niklas Östberg	426,073	*	—	—	* *
All management board and supervisory board members as a group (9 persons)	10,312,275	9.9%	—	—	* *
*Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**Indicates voting power of less than 1%.
(1) Percentages based on 104,305,225 Class A shares outstanding and 237,476,895 Class B shares outstanding as of December 31, 2022. Where the respective individual has the right to acquire within 60 days of February 28, 2023 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6: Directors, senior management and employees - B. Compensation."
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
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à.r.l. (ELPS), Expedia Group previously held its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group. On November 15, 2022, the Class B shares held by ELPS were ultimately transferred to Expedia, Inc., a direct wholly owned subsidiary of Expedia Group. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares into Class A shares, Expedia, Inc. would own 61.2% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. Because each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, Expedia, Inc. may be deemed to beneficially own equity securities representing approximately 84.3% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13 D/A filed, Mr. Schrömgens held 21,928,205 Class A shares and 28,468,807 Class B shares as of September 2, 2021. On February 14, 2022, he sold 151,221 shares in open market transactions. For more information see "Significant changes in ownership by major shareholders" below.
(5) On February 10, 2022, Peter Vinnemeier converted a portion of his Class B shares into Class A shares, resulting in an increase in the total number of outstanding Class A shares by 1,200,000 shares. In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier.

(6) As of August 13, 2021, each of (i) PAR Investment Partners, (ii) PAR Group, through its control of PAR Investment Partners as general partner, and (iii) PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 21,116,683 Class A Shares, representing approximately 20.2% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.The percentage of Class A Shares beneficially owned as set forth above is based on 104,305,225 Class A Shares issued and outstanding as of December 31, 2022. A portion of the ADSs PAR Investment Partners purchased were pursuant to a stock purchase agreements described below under "Significant changes in ownership by major shareholders." The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.
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
Significant changes in ownership by major shareholders
As of December 31, 2022, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States. At such date, there were 104,305,225 Class A shares outstanding, in the aggregate representing 31% of our outstanding ordinary shares. At such date, there were three holders of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
Share purchase
In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier, one of our Founders, for €19.3 million (USD $1.00 per share).
Open market sales
On May 27, 2021, Rolf Schrömgens filed a Schedule 13D/A, in which he announced an intention to transfer up to 17,650,000 Class A shares to his former spouse in connection with the settlement of divorce proceedings. Mr. Schrömgens would not retain voting or dispositive power over such shares after transfer. Mr. Schrömgens additionally announced an intention to sell up to 8,000,000 Class A shares from time to time, the net proceeds of which would be used to pay associated tax liabilities to be incurred in connection with such divorce proceedings. Mr. Schrömgens indicated that such sales may be effected in open market transactions, block trades or privately negotiated transactions. On June 7, 2021, Mr. Schrömgens filed a Schedule 13D/A in which he reported that he sold 3,500,000 Class A shares on June 1, 2021 in a block trade at a purchase price of $3.80 per share. On February 16, 2022, Mr. Schrömgens filed a Schedule 13D/A in which he reported that he sold 3,700,000 Class A shares in a block trade on September 2, 2021 at a purchase price of $2.47 per share, and on February 14, 2022, he sold 151,221 shares in open market transactions at a weighted average sales price of $2.55 per share.
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

B. Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2022.
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
Amended and Restated Shareholders’ Agreement of trivago N.V.
In connection with our IPO, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à.r.l. (ELPS) and certain other Expedia Group parties entered into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement. On August 22, 2017, the parties thereto amended the Amended and Restated Shareholders’ Agreement to make a technical correction to the definition of "Secondary Shares" in the agreement. On February 7, 2019, the parties thereto amended the Amended and Restated Shareholders’ Agreement to reflect the change in number of members of the management board and the number of members of the Compensation Committee. On May 18, 2022, the parties entered into a third amendment of the Amended and Restated Shareholders' Agreement, whereby the parties agreed to lower the minimum number of management board members to two.
On November 1, 2022, we agreed to purchase from Peter Vinnemeier, one of our Founders, 20,000,000 Class A shares, representing 5.5% of our total common shares outstanding, for an aggregate price of €19.3 million (USD $20.0 million). The transaction closed on November 9, 2022, at which time, the Founders and their affiliates collectively held less than 15% of the total number outstanding of Class A and Class B shares (the “15% threshold”), including any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged), and as a result, the rights and obligations of the Founders under the Amended and Restated Shareholders’ Agreement terminated, including the right to designate members of our supervisory board for binding nomination. Pursuant to the terms of the Amended and Restated Shareholders’ Agreement, certain provisions in the Amended and Restated Shareholders’ Agreement, including certain restrictive covenants, registration rights and transfer restrictions, continue to apply to the Founders.
On November 14, 2022, the parties also executed a joinder, whereby ELPS ultimately transferred its shares to Expedia, Inc., thereby replacing ELPS as a party in the Amended and Restated Shareholders' Agreement.
Agreements regarding the supervisory board
The internal rules of our supervisory board (which we refer to as the "Supervisory Board Rules") provide that our supervisory board be comprised of seven members who will each serve for a three year term. In connection with the shareholdings of the Founders falling below the 15% threshold (see above), the Founders are no longer entitled to designate members of our supervisory board for binding nomination.
The Articles of Association, as well as the Supervisory Board Rules set forth agreements regarding the committees of the supervisory board and the rules of procedure. See “Item 6: Directors, senior management and employees - C. Board practices.”
Our supervisory board members were appointed by our shareholders acting at a general meeting of shareholders upon a binding nomination by the supervisory board as described in “Item 6: Directors, senior management and employees - C. Board practices.”

Registration and other rights
Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia, Inc. and the Founders continue to have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A shares and Class B shares, and related indemnification rights from the company, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.
The Amended and Restated Shareholders’ Agreement also grants appropriate information rights to Expedia, Inc. and the Founders. Expedia, Inc. and the Founders also agreed in the Amended and Restated Shareholders’ Agreement that certain resolutions of the general meeting of shareholders require the consent of one Founder. These information and consent rights terminated in respect of the Founders upon their shareholdings having fell below the 15% threshold (see above).
Share transfer restrictions
The Amended and Restated Shareholders’ Agreement provides certain restrictions on the transferability of the Class A shares and Class B shares held by Expedia, Inc. and the Founders, including prohibitions on transfers by the Founders to our competitors. The Founders have tag-along rights on transfers of Class A or Class B shares to certain specified parties, and based on certain conditions. Expedia, Inc. has the right to drag the Founders in connection with a sale of all of its Class A shares and Class B shares. Expedia and the Founders agreed to grant each other a right of first offer on any transfers of Class A shares or Class B shares to a third party. These transfer restrictions continue to apply to the Founders after their shareholdings fell below the 15% threshold (see above).
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
Commercial relationships
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon fourteen to thirty days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. In 2020, we and Expedia Partner Solutions ("EPS") entered into an additional agreement pursuant to which EPS powers our platform with a template (hotels.com for partners). Expedia Group and its brands' related party revenue represented 32%, 25%, and 27% of our total revenue for the years ended December 31, 2022, 2021 and 2020, respectively.
See “Item 5: Operating and financial review and prospects” for additional information.
myhotelshop
Subsequent to the deconsolidation of myhotelshop GmbH ("myhotelshop") in December 2017, myhotelshop remained a related party to trivago until January 28, 2021, when we sold our minority interest. Related party revenue for the year ended December 31, 2021 was not significant. Related party revenue of €1.1 million for the year ended December 31, 2020, primarily consists of Referral Revenue.
We sold our minority interest (49%) in myhotelshop for cash consideration of €70 thousand. One of the closing conditions of the agreement was for myhotelshop to repay the outstanding shareholder loan to us. As of December 31, 2020, the outstanding loan and accrued interest of €1.0 million with myhotelshop had been fully repaid. We recognized an impairment loss of €1.1 million for the year ended December 31, 2020 based on the difference between the consideration and the carrying amount of the minority interest. After the sale of myhotelshop closed, we derecognized the remaining equity method investment of €70 thousand as of December 31, 2021. For more information see Note 3: Acquisitions, other investments and divestitures to the audited consolidated financial statements included elsewhere in this annual report.
Share purchase
In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier, one of our founders, for €19.3 million (USD $1.00 per share). The purchase of shares was funded from available working capital. For more information see Note 11: Stockholders' equity to the audited consolidated financial statements included elsewhere in this annual report.
UBIO Limited
On April 28, 2022, we entered into an investment for a 20.8% (15.5% fully-diluted by share options) ownership interest in UBIO Limited ("UBIO") for €5.9 million. UBIO is a software company that develops robotic automation technology. trivago has the ability to exercise significant influence over UBIO through our representation on UBIO's Board of Directors, where we hold one of five seats. trivago does not have any rights, obligations or any relationships with regards to the other investors of UBIO. Our investment in UBIO is accounted for as an equity method investment. For more information see "Note 3: Acquisitions, other investments and divestitures" in the notes to the audited consolidated financial statements included elsewhere in this annual report.

On November 28, 2022, we entered into a commercial arrangement with UBIO to increase the number of directly bookable rates available on our website. The services will be provided for a period of 12 months. For the year ended December 31, 2022, our operating expenses include €0.5 million related to this commercial agreement.
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
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019, and on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. On April 22, 2022, the Australian Federal Court issued a judgment ordering us to pay a penalty of AUD 44.7 million. The court also ordered us to cover the ACCC's costs arising from the proceeding. The court also enjoined us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL. We paid the penalty balance of €29.6 million (AUD 44.7 million) in the second quarter of 2022 and costs arising from the proceedings. A portion of the penalty balance had been previously provided for over multiple accounting periods within accrued expenses and other current liabilities in our consolidated balance sheet.
In addition, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. The class action filed in Israel is at an early stage.
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

B.    Significant Changes
See "Note 17: Subsequent events" in the notes to the audited consolidated financial statements included in this annual report.

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
The information set forth in the pre-effective amendment no. 1 to our registration statement on Form F-3 dated April 27, 2021, filed with the SEC, under the headings “Description of share capital and articles of association - Amendment of articles of association,” “Description of share capital and articles of association - Comparison of Dutch corporate law and our articles of association and U.S. corporate law” is incorporated herein by reference.

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
Unless there is a specific exception, dividends (Dividenden) or other profit shares that the company derived from domestic or foreign corporations are effectively 95% exempt from corporate income tax, as 5% of such receipts are treated as non-deductible business expenses, and are therefore subject to corporate income tax (and solidarity surcharge). One of the exceptions applies to dividends that the company receives or received from domestic or foreign corporations, being subject to corporate income tax (including solidarity surcharge thereon), if the company holds a direct participation of less than 10% in the share capital of such corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations in the share capital of other corporations which the company holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the company only on a pro rata basis at the ratio of the interest share of the company in the assets of relevant partnership.
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
The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 21% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax purposes. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum); trade tax participation exemption privilege (gewerbesteuerliches Schachtelprivileg). Otherwise, the profit shares will be subject to trade tax in full.

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
Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the two immediately preceding assessment periods are only permissible up to €10,000,000 for corporate income tax but not at all for trade tax purposes. Negative income that cannot be offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry-forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 50% of the Company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in full and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
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
In general, withholding tax on dividends distributed by a company to its shareholders is withheld and discharged for the account of the shareholders by the company. However, if and when shares are admitted for collective custody by a securities custodian bank (Wertpapiersammelbank) pursuant to Section 5 of the German Act on Securities Accounts (Depotgesetz) and are entrusted to such bank for collective custody (Sammelverwahrung) in Germany, the withholding tax is withheld and passed on for the account of the shareholders by the domestic credit institution, financial services institution or domestic securities institution (inländisches Kredit-, Finanzdienstleistungs- oder Wertpapierinstitut) which keeps or administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent or by the central securities depository to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository, each a Paying Agent. In general, the withholding tax must be withheld regardless of whether and to which extent the distribution is exempt from tax at the level of a shareholder and whether the shareholder is domiciled in Germany or abroad.
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
However, withholding tax on dividends distributed to an ADS holder being a company domiciled in another EU Member State within the meaning of Article 2 of the Parent-Subsidiary Directive may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment in another EU Member State of such a parent company or to a permanent establishment in another EU Member State of a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the company actually forms part of such permanent establishment’s business assets. As further requirements for a refund or exemption of withholding tax under the Parent-Subsidiary Directive, the ADS holder needs to hold ADSs that represent at least a 10% direct stake in the company’s registered capital for one year and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern) using an official form.
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
Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern). The form is available on the German Federal Central Tax Office’s website (www.bzst.de). The refund claim becomes time-barred after four years following the calendar year in which the dividend is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.
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
ADSs held as non-business assets
Dividends distributed to ADS holders with a tax domicile in Germany whose ADSs are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e. 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax levied (flat tax - Abgeltungsteuer) unless the ADS holder applies for the regular, progressive tax rate. Income-related expenses cannot be deducted from the capital investment income, except for an annual lump sum deduction (Sparer-Pauschbetrag) of €1,000 (€2,000 for married couples filing jointly). However, the ADS holder may request that its capital investment income (including dividends) along with its other taxable income is taxed at the progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden (Günstigerprüfung). In this case, the withholding tax will be credited against the progressive income tax and any excess amount will be refunded. Pursuant to the view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump sum deduction.
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
As an exemption, dividend payments that are funded from the Company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany with ADSs held as non-business assets, do, contrary to the above, not form part of the ADS holder’s taxable income (provided the respective certification requirements are properly fulfilled). If the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the ADS holder’s acquisition costs, negative acquisition costs will arise which can result in a higher capital gain in case of the ADSs’ or shares’ disposal. This will not apply if (i) the ADS holder or, in the event of a gratuitous transfer, its legal predecessor, or, if the ADSs have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be) disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company (a “Qualified Holding”), and (ii) the dividend payment funded from the Company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In such a case of a Qualified Holding, a dividend payment funded from the Company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) is deemed a sale of the ADSs and is taxable as a capital gain if and to the extent the dividend payment funded from the Company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In this case, the taxation corresponds with the description in “German taxation of capital gains from ADSs - ADS holder with a domicile in Germany” made with regard to ADS holders maintaining a Qualified Holding.
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
Withholding tax will not be withheld by a Paying Agent if the taxpayer provides the Paying Agent with an application for exemption (Freistellungsauftrag) to the extent that the capital income does not exceed the annual lump sum allowance (Sparerpauschbetrag) of €1,000 (€2,000 for married couples filing jointly). Furthermore, no withholding tax will be levied if the taxpayer provides the Paying Agent with a non-assessment certificate (Nichtveranlagungsbescheinigung) to be applied for with the competent tax office of the investor.
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
Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute), securities institutions (Wertpapierinstitutie) or financial services institutions (Finanzdienstleistungsunternehmen) hold ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial services institutions, and financial institutions. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.
Withholding tax-ADSs held in a German custody account
If and when the ADSs are held in a German custody account withholding tax may apply at different levels:
•at a first level, there will be German withholding tax of 26.375% (including solidarity surcharge) on trivago N.V.’s dividend payment made to the ADS Agent; this withholding tax may be reduced to 15% or to a lower tax rate;
•at a second level, the German paying agent that holds the ADSs in custody for the investor, or the German Distribution Paying Agent, is required to withhold again German withholding tax of 26.375% (including solidarity surcharge) plus church tax, if any. The German Distribution Paying Agent is the German domestic credit institution, domestic financial services institution or domestic securities institution (inländisches Kredit-, Finanzdienstleistungs- oder Wertpapierinstitut) which keeps or administers the ADSs and disburses or credits the ADS distributions.
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
German taxation of capital gains from ADSs
Taxation of capital gains from ADSs-ADS holder not tax resident in Germany
The capital gains from the disposition of ADSs realized by an ADS holder who is not a German tax resident should be subject to German tax only if such investor held ADSs that directly or indirectly represent 1% or more in the underlying company’s ordinary shares (i.e., a Qualified Holding as defined in “Taxation of the distributions from ADSs for investors domiciled in Germany - ADSs held as non-business assets”) at any time during a five-year-period preceding the disposition or if the ADSs or underlying shares belong to a domestic permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and amount of the holding would also be taken into account.
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
German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ordinary shares or other securities, including ADSs, held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a domestic credit institution, domestic financial services institution or domestic securities institution that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law with the exception of ADSs held by an ADS holder holding directly or indirectly through ADSs and shares at least 1% in the company’s ordinary share capital, does not create a limited tax liability in Germany so that there should be no obligation to withhold taxes on such capital gains. Further, it is not entirely clear by the German statutory law whether a withholding should be made if and when the (share) ADS holder creates a limited tax liability in Germany with its holding. However, an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), provides that taxes need not to be withheld when the holder of the custody account is not a resident of Germany for German tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder holds 1% or more of the share capital of a German company through ADSs and shares. Although this circular is not binding on German tax courts, in practice, the disbursing agents are required to follow the guidance contained in such interpretation circulars. But even if there is no withholding in Germany, the ADS holder is required to make a tax filing with the German tax authorities if and when it is subject to a limited tax liability in Germany with its capital gains under German domestic tax law.
Taxation of capital gains from ADSs-ADS holder with a domicile in Germany
The capital gain from the disposition of ADSs realized by an ADS holder who is tax resident in Germany should be subject to German tax as if the ADS holder owned the underlying Class A shares directly. This is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), as amended, with respect to the limitation on the offsetting of capital loss from ADRs with capital gains from shares and/or ADRs and the exchange of the ADRs into the respective (represented) shares.
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
Only an annual lump sum deduction of €1,000 (€2,000 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of ADSs or shares may only be offset against capital gains from the disposal of ADSs or shares. Furthermore, if losses result from the derecognition (Ausbuchung) or transfer to a third party of worthless assets in terms of Section 20 para 1 German Income Tax Act (Einkommensteuergesetz) or any other total loss of such assets, such losses together with losses resulting from the full or partial non-recoverability of other capital investments of the same year and loss-carry forwards of previous years can only be offset against investment income up to an amount of €20,000 per calendar year.
If the disposal of the ADSs is executed by a domestic credit institution, domestic financial services institution or domestic securities institution (inländisches Kredit-, Finanzdienstleistungs- oder Wertpapierinstitut) and it pays out or credits the capital gains (a Paying Agent), the tax on the capital gains will under regular circumstances be discharged for the account of the seller by the Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon) on the capital gain.
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
Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute), securities institutions (Wertpapierinstitute) or financial services institutions (Finanzdienstleistungsunternehmen) sell ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, capital gains are fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, securities institutions, financial service institutions or financial institutions or if the ADSs reflect at least 1% of the share capital of the company. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.

Withholding tax
If the disposal of the ADSs is executed by a domestic credit institution, domestic financial services institution or domestic securities institution (inländisches Kredit-, Finanzdienstleistungs- oder Wertpapierinstitut) and it pays out or credits the capital gains (a Paying Agent), a withholding tax, if applicable, at the rate of 26.375% (including the solidarity surcharge) plus church tax, if any, on the capital gains for the account of the seller will be withheld by the Paying Agent. No withholding tax should become due, however, if the investor held directly or indirectly 1% or more in the share capital of the Company through ADSs and/or shares at any time during a five-year-period preceding the disposition. In this event, the relevant investor has to file a German tax return.
In case of a Paying Agent, capital gains from ADSs held as business assets are not subject to withholding tax in the same way as ADSs held as non-business assets by an ADS holder (see “Taxation of capital gains from ADSs-ADS holder with a domicile in Germany - ADSs held as non-business assets”). Instead, the Paying Agent will not levy the withholding tax, provided that (i) the ADS holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADSs belong to the domestic business assets of an ADS holder, and the ADS holder declares so to the Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.
Taxation of capital gains from ADSs-Class A shares in exchange of the ADSs
An ADS holder may request from the issuer of the ADSs to receive the Class A shares in exchange for the ADSs. This kind of exchange should not be qualified as a sale of the ADSs followed by an acquisition of the Class A shares, because ADSs should represent a beneficial ownership interest in the underlying shares and the holders of ADSs should for German tax purposes be treated as if they held the shares directly (please refer to “Item 3: Key information - D. Risk factors” above). This treatment is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) as amended. The income taxation of Class A shares follows the same basic principles as described for the ADSs.
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
For the purposes of this discussion, it is assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See “Item 3: Key information - D. Risk factors - We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.”
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
Dividend withholding tax
We are incorporated under the laws of the Netherlands, and therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As such, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). We are, however, also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. As long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany. Consequently, the Netherlands will be restricted to imposing Dutch dividend withholding tax on dividends distributed by us (and we will not be required to withhold Dutch dividend withholding tax). This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which case the following applies. See “Item 3: Key information - D. Risk factors - If we ever pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.”
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
Conditional withholding tax on dividends (as per 1 January 2024)
Furthermore, it cannot be excluded that dividends distributed by us to certain related entities which are not resident in the Netherlands for Dutch tax purposes will become subject to a Dutch conditional withholding tax in certain specific situations (see below), irrespectively of the fact that we have our place of effective management in Germany and, therefore, are a tax resident of Germany under German national tax laws. As of 1 January 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to related entities (gelieerd) resident in certain listed jurisdictions or in case of abusive arrangements (all within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021). The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2023: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional with-holding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2023: 25.8%).
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2023), if:
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
Taxation of savings and investments
If the above-mentioned conditions a. and b. do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). The common shares are included as investment assets. The taxable benefit for the year (voordeel uit sparen en beleggen) is taxed at a flat rate of 32% (rate for 2023). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.
The taxable benefit for the year is calculated as follows:
i.The Dutch Resident Individual's assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the common shares, and (c) liabilities.
ii.The return (rendement) in respect of these assets and liabilities is calculated as follows (the return is at a minimum nil):
a.a deemed return on the fair market value of the actual amount of bank savings and cash on January 1 of the relevant calendar year; plus
b.a deemed return on the fair market value of the actual amount of other investments, including the common shares, on January 1 of the relevant calendar year; minus
c.a deemed return on the sum of the fair market value of the actual amount of liabilities on January 1 of the relevant calendar year less the statutory threshold for liabilities (drempel).
iii.The return percentage (%) (rendementspercentage) is calculated as follows:
a.by dividing the return calculated under (ii) above by the net investment assets for the year of the Dutch Resident Individual; multiplied by 100.
iv.The taxable base (grondslag sparen en beleggen) is calculated as follows:
a.the net investment assets for the year of the Dutch Resident Individual; minus
b.the applicable statutory threshold.
v.The taxable benefit for the year is equal to the taxable base calculated under (iv) above multiplied by the return percentage calculated under (iii) above.
At the date hereof, the deemed returns for the different investment categories mentioned under (ii) above have been temporarily set at: (a) 0.01%, (b) 5.69% and (c) 2.46%. The definitive percentages for the year 2023 will be published in the first months of 2024 and will have retroactive effect to January 1, 2023. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to

Netherlands corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).
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
Distributions
Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions made with respect to our ADSs (including the amount of any foreign taxes withheld therefrom, if any, and excluding certain pro rata distributions of our Class A Shares or other similar equity interests) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includable in a U.S. Holder’s gross income as dividend income on the date the depositary receives the dividend. We do not compute earnings and profits under U.S. federal income tax principles. U.S. Holders accordingly should expect that all such distributions made with respect to our ADSs will be treated as dividends. Dividends on our ADSs will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.
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
The amount of any distribution on our ADSs paid in foreign currency will be equal to the U.S. dollar value of such currency on the date such distribution is received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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
Foreign taxes
Subject to generally applicable limitations and conditions, foreign taxes (if any) withheld or paid on dividends may be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service and any Germany income tax will need to satisfy these requirements in order to be eligible to be creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the German income tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the German income tax on dividends is uncertain and we have not determined whether these requirements have been met. If the German dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the German income tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source for foreign tax credit purposes. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
Passive Foreign Investment Company
Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” includes, subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds. Cash is generally a passive asset for these purposes. Goodwill is treated as an active asset to the extent attributable to activities that produce active income.
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including our goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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
Foreign financial asset reporting
Individuals that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ADSs may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ADSs.
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

I.    Subsidiary information
Not applicable.

J.    Annual report to security holders
Not applicable.

Item 11: Quantitative and qualitative disclosures about market risk
See “Item 5: Operating and financial review and prospects - A. Operating results - Quantitative and qualitative disclosures about market risk.”

Item 12: Description of securities other than equity securities
A.    Debt securities
Not applicable.

B.    Warrants and rights
Not applicable.

C.    Other securities
Not applicable.

D.    American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class A share (or a right to receive one Class A share) deposited with Deutsche Bank AG, or any successor, as custodian for the depositary. A deposit agreement among us, the depositary and you, the ADS holders, sets out the ADS holders' rights as well as the rights and obligations of the depositary. A copy of the Agreement is incorporated by reference as an exhibit to this annual report. The depositary's corporate trust office at which the ADSs will be administered and the depositary's principal executive office is located at 60 Wall Street, New York, New York 10005.

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
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2022, the depositary reimbursed us approximately $1.4 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures
A.    Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
Based on this evaluation, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report which is included below.
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
Opinion on Internal Control Over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 3, 2023 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 3, 2023

D.    Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting
.
Item 16
A.     Audit committee financial expert
Mr. Hiren Mankodi, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16 A. of Form 20-F and as determined by our supervisory board.

B.     Code of ethics
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

C.     Principal accountant fees and services
The following table sets forth, for each of the years indicated, the fees billed by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed. Audit fees also include fees for services rendered for the audit of our financial statements but charged to our controlling shareholder.

	Year ended December 31,
(in thousands)	2022	%	2021	%
Audit Fees	€2,347	99.4%	€2,439	99.3%
Audit-related Fees
Tax Fees	8	0.3%	18	0.7%
All Other Fees	6	0.3%	—	—%
Total	€2,361		€2,457
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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December

31, 2022 and December 31, 2021 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

D.     Exemptions from the listing requirements and standards for audit committees
None.

E.     Purchases of equity securities by the issuer and affiliated purchasers
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's American Depositary Shares (“ADS”), each representing one Class A share.
On March 7, 2022, the Company entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this program.
On May 31, 2022, the Company entered into another stock repurchase program which expired on July 29, 2022. As of July 29, 2022, the Company reacquired 205,547 Class A common shares on the open market at fair market value under this program.
On November 1, 2022 the Company agreed to purchase from Peter Vinnemeier, one of our founders, 20,000,000 Class A shares, for an aggregate price of €19.3 million (USD $1.00 per share). The transaction closed on November 9, 2022.

Period	Total number of shares repurchased	Average price paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
January 1-31, 2022	—	—	—	—
February 1-28, 2022	—	—	—	—
March 1-31, 2022	—	—	—	10,000,000
April 1-30, 2022	—	—	—	10,000,000
May 1-31, 2022	—	—	—	10,000,000
June 1-30, 2022	15,816	€1.43	15,816	9,984,184
July 1-31, 2022	189,731	€1.46	189,731	9,794,453
August 1-31, 2022	—	—	—	—
September 1-30, 2022	—	—	—	—
October 1-31, 2022	—	—	—	—
November 1-30, 2022	20,000,000	€0.97	—	—
December 1-31, 2022	—	—	—	—
Total	20,205,547		205,547
(1) We had two separate repurchase programs during 2022, one from March 7, 2022 through May 30, 2022 and another from May 31, 2022 through July 29, 2022.

F.     Change in registrant's certifying accountant
None.

G.     Corporate governance
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

H.     Mine safety disclosure
Not applicable.

I.     Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.

J.     Insider trading policies
Not applicable.

PART III
Item 17: Financial statements
See “Item 18: Financial statements.”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Form of Articles of Association of trivago N.V.	F-1	11/14/2016	3.3	333-214591

1.2	Amended Management Board Rules.	20-F	4/3/2022	1.2	001-37959

1.3	Amended Supervisory Board Rules.					X

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.2(b)	Third Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.					X

2.2(c)	Joinder Agreement to Amended and Restated Shareholders' Agreement					X

2.3	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.4	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.5	Form of American Depositary Receipt (included in Exhibit 2.4).	F-1/A	12/5/2016	4.4	333-214591

2.6	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.2(a)	English translation of the Amendment to the Lease Agreement between Immofinanz GmbH (formerly known as Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH) and trivago N.V., dated December 31, 2020.	20-F	3/6/2021	4.2.1	001-37959

4.3	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.4	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.5	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.	20-F	3/6/2021	4.5	001-37959

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number
4.6	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	20-F	3/6/2021	4.6	001-37959

4.7	Form of 2020 CAGR Performance Stock Option Award Agreement.	20-F	3/6/2021	4.7	001-37959

4.7(a)	Form of Amended and Restated 2020 CAGR Performance Stock Option Award Summary.	20-F	3/6/2021	4.7.1	001-37959

4.8	Form of 2020 Stock Price Performance Stock Option Award Agreement.	20-F	3/6/2021	4.8	001-37959

4.8(a)	Form of Amended and Restated 2020 Stock Price Performance Stock Option Award Summary.	20-F	3/6/2021	4.8.1	001-37959

4.9	Form of 2020 CAGR Performance Stock Unit Award Agreement.	20-F	3/6/2021	4.9	001-37959

4.9(a)	Form of Amended and Restated 2020 CAGR Performance Stock Unit Award Summary.	20-F	3/6/2021	4.9.1	001-37959

4.10	Form of 2020 Stock Price Performance Stock Unit Award Agreement.	20-F	3/6/2021	4.10	001-37959

4.10(a)	Form of Amended and Restated 2020 Stock Price Performance Stock Unit Award Summary.	20-F	3/6/2021	4.10.1	001-37959

4.11	Form of Stock Option Summary of Award.					X

4.12	Form of Amendment to Stock Option Agreements for the Management Board					X

8.1	List of Subsidiaries					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.					X

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X

101.SCH	Inline XBRL Taxonomy Extension Schema					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X

Exhibit Number	Exhibit Description	Incorporated by Reference			Provided Herewith
		Form	Number	File Number

104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Axel Hefer
Axel Hefer

Chief Executive Officer, Managing Director
Date:	3/3/2023

By:	/s/ Matthias Tillmann
Matthias Tillmann

Chief Financial Officer, Managing Director
Date:	3/3/2023

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2023 expressed an unqualified opinion thereon.
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

Valuation of Goodwill & Indefinite-Lived Intangible Assets

Description of the Matter	At December 31, 2022, the carrying value of the Company’s goodwill and indefinite-lived intangible assets was EUR 182 million and EUR 90 million, respectively. As discussed in Notes 2 and 8 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate that an impairment may have occurred. The Company performed a second quarter impairment test as of June 30, 2022, as well as an annual impairment test as of September 30, 2022. Each quantitative impairment test of goodwill at the reporting unit level was performed by measuring the fair value of the Company’s reporting units using a blended analysis of the present value of future discounted cash flows and the market valuation approach. Each quantitative impairment test of indefinite-lived intangible assets was performed by using the relief-from-royalty method.

Auditing management’s above impairment tests was complex and judgmental due to the significant estimation required to determine the present value of each reporting unit’s future discounted cash flows as well as the fair value of indefinite-lived intangibles, particularly given the increased uncertainty in the macroeconomic environment and its related impact on the travel industry. The fair value of the reporting units was sensitive to the revenue growth rates, profitability, long-term rate of growth, and the discount rates applied. The fair value of indefinite-lived intangibles was sensitive to estimated future revenue for the brand, the royalty savings rate and the discount rate applied.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill and indefinite-lived intangible assets impairment process, including controls over management’s review of the assumptions described above.

To test the estimated fair value of the Company’s reporting units and indefinite-lived intangible assets, we performed audit procedures that included, among others, assessing the Company’s methodology (use of discounted cash flow method, market valuation method and the relief-from-royalty method), testing the above assumptions and the underlying data used by the Company. We compared the revenue growth rates and profitability to industry or economic trends.

We involved our valuation specialists to assess management’s methodology, the discount rates and long-term rate of growth. We also involved our valuation specialists to benchmark the royalty savings rate against external data in the travel industry. We performed sensitivity analyses on the revenue growth rates, profitability, long-term rate of growth and the discount rates, as well as the royalty savings rate applied, to evaluate the changes in the fair value of the reporting units and indefinite-lived intangible assets that would result from changes in such assumptions.

We assessed management’s reconciliation of the sum of the fair values for each reporting unit to the market capitalization of the Company. We involved our valuation specialists to evaluate the resulting implied control premium by comparison to historical transactions. We compared management’s prior forecasts to historical actual results and tested management’s fair value calculations for clerical accuracy.

We also assessed the Company’s disclosure regarding valuation of goodwill and indefinite-lived intangible assets (within Notes 2 and 8 to the consolidated financial statements).

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014.

Düsseldorf, Germany
March 3, 2023

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2022	2021	2020
Revenue	€361,697	€270,110	€181,491
Revenue from related party	173,307	91,355	67,430
Total revenue	€535,004	€361,465	€248,921
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	12,691	11,500	10,133
Selling and marketing, including related party (1)(2)(3)	342,024	249,196	178,255
Technology and content, including related party (1)(2)(3)	54,921	52,374	64,258
General and administrative, including related party (1)(2)(3)	60,852	38,208	40,935
Amortization of intangible assets (2)	136	136	373
Impairment of intangible assets and goodwill	184,642	—	207,618
Operating income/(loss)	€(120,262)	€10,051	€(252,651)
Other income/(expense)
Interest expense	(51)	(389)	(270)
Other, net	66	13,628	(212)
Total other income/(expense), net	€15	€13,239	€(482)
Income/(loss) before income taxes	€(120,247)	€23,290	€(253,133)
Expense/(benefit) for income taxes	6,570	12,586	(8,494)
Income/(loss) before equity method investment	€(126,817)	€10,704	€(244,639)
Loss from equity method investment	(401)	—	(739)
Net income/(loss)	€(127,218)	€10,704	€(245,378)

Earnings per share attributable to common stockholders:
Basic	€(0.36)	€0.03	€(0.69)
Diluted	(0.36)	0.03	(0.69)
Shares used in computing earnings per share:
Basic	357,551	357,525	353,338
Diluted	357,551	367,240	353,338

	Year ended December 31,
	2022	2021	2020
(1) Includes share-based compensation as follows:
Cost of revenue	€198	€257	€243
Selling and marketing	737	1,104	1,169
Technology and content	2,969	3,897	3,808
General and administrative	11,438	12,003	9,859

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€8	€98	€188
Amortization of internal use software and website development costs included in technology and content	4,019	4,566	3,926
Amortization of internal use software costs included in general and administrative	104	313	491
Amortization of acquired technology included in amortization of intangible assets	136	136	84

(3) Includes related party expense as follows:
Cost of revenue	€—	€—	€(32)
Selling and marketing	97	111	133
Technology and content	541	48	97
General and administrative	1	—	31
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2022	2021	2020
Net income/(loss)	€(127,218)	€10,704	€(245,378)
Other comprehensive income/(loss):
Currency translation adjustments	18	32	(58)
Total other comprehensive income/(loss)	€18	€32	€(58)
Comprehensive income/(loss)	€(127,200)	€10,736	€(245,436)
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except number of shares and per share amounts)

	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	€248,584	€256,378
Restricted cash	342	—
Accounts receivable, net of allowance for credit losses of €418 and €658, respectively	25,679	23,707
Accounts receivable, related party	24,432	16,506
Short-term investments	45,000	—
Tax receivable	498	3,527
Prepaid expenses and other current assets	8,669	10,273
Total Current Assets	€353,204	€310,391

Property and equipment, net	13,075	15,905
Operating lease right-of-use assets	45,028	48,323
Deferred income taxes	—	26
Investments & other assets	8,409	3,250
Intangible assets, net	89,949	170,085
Goodwill	181,927	286,539
TOTAL ASSETS	€691,592	€834,519

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€19,941	€14,053
Income taxes payable	12,325	4,358
Deferred revenue	1,689	2,174
Payroll liabilities	2,454	3,289
Accrued expenses and other current liabilities	8,675	16,323
Operating lease liability	4,538	2,269
Total Current Liabilities	€49,622	€42,466

Operating lease liability	40,729	45,267
Deferred income taxes	30,050	49,810
Other long-term liabilities	9,455	3,192
Commitments and contingencies (Note 13)

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, Shares issued: 124,305,225 and 96,704,815, respectively Shares outstanding: 104,305,225 and 96,704,815, respectively	7,458	5,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 261,962,688 shares issued and outstanding, respectively	142,486	157,178
Treasury stock at cost - Class A shares, 20,000,000 and nil shares, respectively	(19,960)	—
Reserves	863,987	835,839
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	54	36
Accumulated deficit	(554,596)	(427,378)
Total stockholders' equity	€561,736	€693,784
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€691,592	€834,519
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Treasury stock - Class A Common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2020	€3,049	€181,013	€—	€781,060	€(192,704)	€62	€122,307	€894,787
Net loss					(245,378)			(245,378)
Other comprehensive income (net of tax)						(58)		(58)
Share-based compensation expense				15,079				15,079
Conversion of Class B shares	210	(2,100)		1,890				—
Issued capital, options exercised	99			(12)				87
Balance at December 31, 2020	€3,358	€178,913	€—	€798,017	€(438,082)	€4	€122,307	€664,517
Net income					10,704			10,704
Other comprehensive income (net of tax)						32		32
Share-based compensation expense				17,261				17,261
Conversion of Class B shares	2,174	(21,735)		19,561				—
Issued capital, options exercised	270			1,000				1,270
Balance at December 31, 2021	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(127,218)			(127,218)
Other comprehensive income (net of tax)						18		18
Share-based compensation expense				15,342				15,342
Conversion of Class B shares	1,469	(14,692)		13,223				—
Issued capital, options exercised, net	187			(118)				69
Repurchase of common stock			(20,259)					(20,259)
Reissuance of treasury stock			299	(299)				—
Balance at December 31, 2022	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2022	2021	2020
Operating activities:
Net income/(loss)	€(127,218)	€10,704	€(245,378)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment, internal-use software and website development)	5,996	8,213	10,479
Amortization of intangible assets	136	136	373
Goodwill and intangible assets impairment loss	184,642	—	207,618
Impairment of long-lived assets including internal-use software and website development	893	—	549
Share-based compensation	15,342	17,261	15,079
Deferred income taxes	(19,734)	8,856	(8,248)
Foreign exchange (gains)/losses	228	(1,554)	795
Expected credit losses, net	228	255	656
(Gain)/Loss on disposal of fixed assets	(6)	317	185
Gain from settlement of asset retirement obligation	—	(5)	(137)
Gain from lease termination and modification, net	—	(1,307)	(179)
Loss from equity method investment	401	—	739
Gain on divestitures	—	—	(393)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(10,114)	(25,754)	53,732
Prepaid expenses and other assets	1,557	(2,510)	(773)
Accounts payable	5,291	6,897	(26,620)
Payroll liabilities	(835)	297	(891)
Accrued expenses and other liabilities	(677)	2,738	2,594
Deferred revenue	(485)	(576)	(2,550)
Taxes payable/receivable, net	10,623	8,568	242
Net cash provided by operating activities	€66,268	€32,536	€7,872
Investing activities:
Purchase of investments	(50,000)	(1,351)	(8,850)
Proceeds from sales and maturities of investments	5,000	19,338	—
Proceeds from divestitures, net of cash divested	—	—	556
Prepayment of pending business acquisition	—	—	(3,038)
Business acquisition, net of cash acquired	—	(4,302)	—
Capital expenditures, including internal-use software and website development	(3,976)	(3,781)	(5,501)
Investment in equity-method investees	(5,951)	—	—
Proceeds from sale of fixed assets	17	114	644
Net cash provided by/(used in) investing activities	€(54,910)	€10,018	€(16,189)
Financing activities:
Proceeds from exercise of option awards	118	1,270	87
Repayment of other non-current liabilities	(112)	(217)	(267)
Purchases of treasury stock	(19,627)	—	—
Net cash provided by/(used in) financing activities	€(19,621)	€1,053	€(180)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	470	2,341	(1,275)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(7,793)	€45,948	€(9,772)
Cash, cash equivalents and restricted cash at beginning of year	256,719	210,771	220,543
Cash, cash equivalents and restricted cash at end of year	€248,926	€256,719	€210,771

	Year ended December 31,
	2022	2021	2020
Supplemental cash flow information:
Cash paid for interest	€51	€383	€217
Cash received for interest	397	174	248
Cash paid for taxes, net of (refunds)	9,436	(4,848)	(484)
Non-cash investing and financing activities:
Fixed assets-related payable	—	3	5
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
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of December 31, 2022, Expedia Group’s ownership interest and voting interest in trivago N.V. is 61.2% and 84.3%, respectively, and 58.3% and 76.9%, respectively, as of December 31, 2021.
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
As of December 31, 2022 and December 31, 2021, there are no noncontrolling interest balances, as all subsidiaries of the Company are wholly-owned.

Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include: leases, recoverability of goodwill and indefinite-lived intangible assets, income taxes, and share-based compensation.
The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business disruptions and adversely impact our results of operations. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.
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
Subscription Revenue
Revenue from subscription services is recognized ratably over the contract term, which is generally 12 months or less from the subscription commencement date. Customers may choose to be billed annually or monthly via Single Euro Payments Area ("SEPA") or credit card. The price per subscription is fixed and determinable when the contract commences.
Other Revenue
We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as display advertisements, which are recognized as services are provided, and white label services, which are predominately recognized in accordance with CPC revenue. These revenues do not represent a significant portion of our revenue.

Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. At December 31, 2020, €2.8 million was recorded as deferred revenue, €2.8 million of which was recognized as revenue during the year ended December 31, 2021. At December 31, 2021, the deferred revenue balance was €2.2 million, €2.1 million of which was recognized as revenue during the year ended December 31, 2022. At December 31, 2022, the deferred revenue balance was €1.7 million.
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2022, 2021 and 2020, cost of revenue excludes €0.1 million each period, of amortization expense of acquired technology. For the years ended December 31, 2022, 2021 and 2020 cost of revenue excludes €4.1 million, €5.0 million and €4.6 million, respectively, of amortization expense related to internal use software and website development. Refer to footnote (2) of the consolidated statements of operations for amortization expense presentation within operating expenses.
Cash, cash equivalents and restricted cash
Our cash and cash equivalents include cash and liquid financial instruments, consisting of money market funds, which are readily accessible mutual funds that invest in high-quality, short-term debt, and time deposit investments, with original maturities of three months or less when purchased.
Restricted cash includes cash and cash equivalents that is restricted through legal contracts. Our restricted cash primarily consists of funds held as guarantee in connection with our corporate lease. The carrying value of restricted cash approximates its fair value.
The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	As of December 31,
(in millions)	2022	2021
Cash & cash equivalents	€248.6	€256.4
Restricted cash included within current assets	0.3	—
Restricted cash included within investments & other assets	—	0.3
Total	€248.9	€256.7
Accounts receivable
Accounts receivable are generally due within 10 to 90 days and are recorded net of an allowance for expected credit losses. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable, collection terms and historical or expected credit loss patterns. For each pool, we make estimates for the allowance based on the current expected credit loss ("CECL") methodology by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as general and administrative expense in our consolidated statements of operations.

Investments
Our short-term investments consist of term deposit accounts with original maturity of more than three but fewer than 12 months. Our long-term investments, classified as investments and other assets, consist of an equity-method investment and term deposits with maturity of more than one year.
Non-marketable equity investments
We account for non-marketable equity investments which we exercise significant influence but do not have control using the equity method. Under the equity method, investments are initially recognized at cost and adjusted to reflect the Company’s interest in the investee's net earnings or losses, dividends received and other-than-temporary impairments. Losses are limited to the extent of the Company’s investment in, advances to and commitments for the investee.
On a quarterly basis, we perform a qualitative assessment considering impairment indicators to evaluate whether these investments are impaired. Qualitative factors considered include industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of our equity investments, which may include using both the market and income approaches that require judgment and the use of estimates. When our assessment indicates that an impairment, that is also "other-than temporary", exists, we write down our non-marketable equity investments to fair value.
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
Indefinite-lived intangible assets: We assess indefinite-lived intangible assets for impairment annually as of September 30, or more frequently, if events and circumstances indicate that an impairment may have occurred. In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative impairment test of indefinite-lived intangible assets. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks and domain names, on the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenue for the brand, the appropriate royalty savings rate and an applicable discount rate.
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
Share-based compensation
Share-based compensation expense relates to stock awards granted in connection with the Omnibus Incentive Plan, as further discussed in Note 9 - Share-based awards and other equity instruments. For the years ended December 31, 2022 and 2021, we had no awards classified as liabilities. Forfeitures are accounted for in the period that the award is forfeited.
Share Options: The majority of our share options are service-based awards. We also grant awards that contain performance conditions which vest upon achievement of certain company-based targets and awards which contain market conditions which vest upon achievement of certain market-based targets, in addition to containing service conditions. The fair value of share options accounted for as equity settled transactions is measured at the grant date (or modification date, if applicable) using an appropriate valuation model, including the Black-Scholes option pricing model and, for awards that contain market-based vesting conditions, the Monte Carlo simulation pricing model. The majority of our share option awards vest between one and three years.
Restricted Stock Units: We grant Restricted Stock Units ("RSUs"), which are stock awards entitling the holder to shares of common stock as the award vests. For RSU awards with only service-based vesting conditions, we measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. For RSU awards which contain market conditions, we estimate the fair value using the Monte Carlo simulation model. The majority of our RSU awards vest between one and three years.
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
Reserves available for dividend distribution
We do not at present plan to pay cash dividends on our Class A shares. Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association (although we note that, presently, we are not required by our articles of association to maintain reserves in addition to those which we must maintain under Dutch law). Subject only to such restrictions, any future determination to pay dividends will be at the discretion of our management board. In making a determination to pay dividends, the management board must act in the interests of our company and its business, taking into account relevant interests of our shareholders and other factors that our management board considers relevant, including our results of operations, financial condition, and future prospects.
For the years ended December 31, 2022 and 2021, our reserves restricted for dividend distribution were €155.2 million and €169.3 million, respectively.
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
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 32%, 25% and 27%, respectively, of revenues for the years ended December 31, 2022, 2021 and 2020 and 49% and 41% of total accounts receivable as of December 31, 2022 and 2021. Booking Holdings and its affiliates represent 49%, 54% and 44%, respectively, of revenues for the years ended December 31, 2022, 2021 and 2020 and 30% and 31%, respectively, of total accounts receivable as of December 31, 2022 and 2021.
Contingent liabilities
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, as discussed further in Note 13: Commitments and contingencies. Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
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
During the year ended December 31, 2021, we took advantage of a COVID-19 subsidy program and received a €12.0 million grant from the German government. The German government provided this assistance to compensate for losses incurred in the fourth quarter of 2020 and the first half in 2021 as a result of the pandemic. As of December 31, 2021 the full amount was received and all conditions attached to the grant were met. The grant was recognized as other income and presented within the line item other, net in our consolidated statements of operations.

Treasury stock
The Company records the repurchase of shares of its common stock at cost on the trade date of the transaction. These shares are considered treasury stock, which is a reduction to stockholders’ equity.
Treasury stock is included in authorized and issued shares but is not considered outstanding for share count purposes, therefore is excluded from average common shares outstanding for basic and diluted earnings per share.
Treasury stock is held for the purpose of reissuance under share-based compensation plans or capital reduction (retirement). When treasury stock is either reissued or retired, any gains are included as part of additional paid-in capital. Losses upon reissuance or retirement reduce additional paid-in capital to the extent that previous net gains from the same class of stock have been recognized and any losses above that are recognized as part of retained earnings (accumulated deficit). We use the first-in-first-out purchase cost to determine the cost of the treasury stock that is reissued.
Adoption of new accounting pronouncements
Government Assistance. As of January 1, 2022, we have prospectively adopted ASU 2021-10 which introduces annual disclosure requirements about government grants. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Recent accounting pronouncements not yet adopted
Business Combinations. In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08 which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 instead of at fair value. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
Measurement of Credit Losses on Financial Instruments. In March 2022, the FASB issued ASU 2022-02 which clarifies two issues that arose after the implementation of ASU 2016-13 (ASC Topic 326 Financial Instruments–Credit Losses). The ASU eliminates troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The ASU requires that public business entities disclose, in addition to current requirements, the current-period gross write-offs by year of origination for financing receivables and net investment in leases. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.

3. Acquisitions, other investments and divestitures
Acquisitions
Effective on January 12, 2021, we acquired 100% of weekengo GmbH ("Weekengo") shares for €6.7 million from former shareholders and the domain and related trademark for €0.7 million from a former shareholder, for an aggregate cash purchase price of €7.4 million. Weekengo is a company based in Germany that operates the online travel search website “weekend.com”, which specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus.
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
The allocation of the purchase price was subject to revision during the measurement period, which is up to one year from the date of the acquisition. Adjustments to the preliminary values, which may include tax and other estimates, during the measurement period are recorded in the reporting period in which the adjustment amounts are determined. In the fourth quarter of 2021, we recorded a measurement period adjustment to the provisional amount recognized of deferred income taxes to reflect information that became known to management regarding facts and circumstances that existed as of the acquisition date. The adjustment resulted in an increase in deferred tax assets of €1.5 million, attributable to tax losses carried forward, which was offset by €0.3 million of deferred tax liabilities attributable to fair value adjustment on capitalized software and software development costs. The €1.2 million net increase in deferred tax assets resulted in a corresponding decrease to goodwill. The adjustment did not result in an impact to our consolidated statements of operations. As of December 31, 2021, our purchase price allocation was complete.
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
The Weekend product was discontinued during 2022 following a strategic shift in focus. As a result of the discontinuation, we recognized expenses of €0.5 million for costs related to software contracts that service the WEEKEND.com domain within operating expenses in our consolidated statements of operations for the year ended December 31, 2022. A portion of this remains in accrued expenses and other current liabilities in the consolidated statements of financial position as of December 31, 2022.
Other investments
On April 28, 2022 (the "closing date"), we entered into an investment for a 20.8% (15.5% fully-diluted by share options) ownership interest in UBIO Limited ("UBIO") for €5.9 million. UBIO is a software company that develops robotic automation technology. trivago has the ability to exercise significant influence over UBIO through our representation on UBIO's Board of Directors, where we hold one of five seats. trivago does not have any rights, obligations or any relationships with regards to the other investors of UBIO.
Our investment in UBIO is accounted for as an equity method investment. As of the closing date, the carrying value of our equity method investment in UBIO was approximately €5.8 million higher than our share of interest in UBIO's underlying net assets. Of this basis difference, €2.2 million relates to intangible assets that will be amortized over the intangible assets' useful life, €(0.4) million relates to tax basis differences to be recovered where appropriate and the remaining amount of €4.0 million relates to equity method goodwill recognized as part of the overall investment account balance. The equity method goodwill recognized is not amortized. Refer to Note 14 - Related party transactions for related party considerations arising from UBIO.
Divestitures
trivago Spain S.L.U. ("Palma") was a wholly-owned subsidiary of trivago. In 2020, we sold 100% of our shares in Palma to a third-party buyer for cash consideration of €1.3 million. As a result of the sale, we also recorded an impairment loss of €0.5 million on property and equipment for the year ended December 31, 2020, which was recognized within our operating expenses on our consolidated statements of operations.
base7booking.com Sarl ("base7") was a wholly-owned subsidiary of trivago. In 2020, we entered into an agreement to sell substantially all assets of base7 to a third-party buyer for cash consideration of €0.8 million. We recognized a gain on sale of €0.5 million and derecognized €0.3 million of goodwill associated with the disposal group for the year ended December 31, 2020.
On January 28, 2021 we sold our minority interest (49%) in myhotelshop GmbH ("myhotelshop") for cash consideration of €70 thousand. One of the closing conditions of the agreement was for myhotelshop to repay the outstanding shareholder loan to us. As of December 31, 2020, the outstanding loan and accrued interest of €1.0 million with myhotelshop had been fully repaid. We recognized an impairment loss of €1.1 million for the year ended December 31, 2020 based on the difference between the consideration and the carrying amount of the minority interest. After the sale of myhotelshop closed, we derecognized the remaining equity method investment of €70 thousand as of December 31, 2021. Refer to Note 14 - Related party transactions for related party considerations arising from myhotelshop.

4. Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the table below:

As of December 31, 2022	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€159,000	€—	€159,000
Short-term investments
Term deposits	45,000	—	45,000
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€205,351	€—	€205,351

As of December 31, 2021	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€19,922	€19,922	€—
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€21,273	€19,922	€1,351
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than three months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.

Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and investments accounted under the equity method are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.
Goodwill and intangible assets
We recorded a cumulative goodwill impairment of €104.6 million and a cumulative indefinite-lived intangible asset impairments of €80.0 million for the year ended December 31, 2022.
Goodwill is assigned to our three reporting units on the basis of their relative fair values. The fair value of each reporting unit was estimated using a blended analysis of the present value of future discounted cash flows and market valuation approach using Level 3 inputs. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from royalty method. This method uses Level 3 inputs including projected revenues, royalty savings rate and discount rate. See Note 8 - Goodwill and intangible assets, net.

5. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2022	2021
Prepaid advertising	€6,284	€5,078
Other prepaid expenses	2,035	4,968
Other assets	350	227
Total	€8,669	€10,273
In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The first three contractual installment payments under this agreement have been paid and as of December 31, 2022, €4.3 million has been included within prepaid advertising in the above table.

6. Property and equipment, net

	As of December 31,
(in thousands)	2022	2021
Leasehold improvements	€6,865	€6,865
Capitalized software and software development costs	28,867	26,643
Computer equipment	15,916	15,795
Furniture and fixtures	3,045	3,026
Subtotal	54,693	52,329
Less: accumulated depreciation	42,175	37,537
Construction in process	557	1,113
Property and equipment, net	€13,075	€15,905
Our headquarters in Düsseldorf, Germany is accounted for as an operating lease, and consequently the operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized on our consolidated balance sheets (see Note 2 - Significant accounting policies - Leases and Note 7 - Leases for further information).

As part of the amendment to the campus operating lease agreement on January 29, 2021, we transferred long-lived assets with a net book value of €7.5 million related to the terminated floor space to the landlord. We recognized a gain of €0.2 million on the sale of the fixed assets.
We establish assets and liabilities for the present value of estimated future costs to return our new headquarters to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the useful live of the underlying asset or the lease period and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of December 31, 2022 and 2021, an asset retirement obligation asset and liability of €0.1 million is included within building and leasehold improvements, gross of accumulated depreciation of €13 thousand and €6 thousand, respectively, for the cost to decommission the physical space of our headquarters and our leased facilities.
As of December 31, 2022 and 2021, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €5.3 million and €6.9 million, respectively. During the year ended December 31, 2022, we recorded an impairment of €0.9 million related to acquired software and internally capitalized software development costs. We recognized the loss on impairment within our operating expenses.
As of December 31, 2022 and 2021, our computer equipment costs, net of accumulated amortization, were €1.3 million and €1.8 million, respectively.

7. Leases
We have operating leases for office space and office equipment. Our leases have remaining lease terms of less than one year to 15 years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year.
Operating lease costs were €4.9 million and €5.1 million for the years ended December 31, 2022 and 2021. Variable lease costs of €0.2 million for the year ended December 31, 2022 includes cost- of-living index adjustments. The variable lease costs of €0.4 million for the year ended December 31, 2021 include short payment of rent to the landlord on account of defects identified in the office space in our corporate headquarters and cost-of-living index adjustments. Variable lease costs for the year ended December 31, 2020 was insignificant. The Company also had subleases mainly for office space under agreements which were terminated by the end of 2021; however, in 2022, we entered into a new sublease agreement for our Barcelona office space. Sublease income from such agreements was €0.1 million, €0.1 million and €0.9 million for the years ended December 31, 2022, 2021 and 2020.
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

Supplemental information related to operating leases was as follows:

	As of December 31,
(in thousands)	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities(1)	€3,828	€10,468
(1) The cash paid presented in 2021 includes the €6.7 million partial lease termination penalty payment related to the amendment to the operating lease agreement for office space in our corporate headquarters. The penalty was offset by €7.5 million of long-lived assets transferred to the landlord related to the terminated floor space, see Note 6 - Property and equipment, net.
Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
(in thousands)	2022	2021
Operating lease right-of-use assets	€45,028	€48,323
Current operating lease liabilities	€4,538	€2,269
Long-term operating lease liabilities	€40,729	€45,267
Total operating lease liabilities	€45,267	€47,536
Weighted average remaining lease term	14.6 years	15.6 years
Weighted average discount rate	3.4%	3.4%
Maturities of operating lease liabilities are as follows:

Year ended December 31,
(in thousands)	2022
2023	€5,979
2024	3,646
2025	3,630
2026	3,560
2027	3,560
2028 and thereafter	37,080
Total lease payments	57,455
Less: imputed interest	(12,188)
Total	€45,267

8. Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2022 and 2021:

	Year ended December 31,
(in thousands)	2022	2021
Goodwill	€181,927	€286,539
Intangible assets with indefinite lives	89,545	169,545
Intangible assets with definite lives, net	404	540
Total	€271,876	€456,624
Impairment Assessment
For the year ended December 31, 2022, we performed two quantitative impairment assessments. Concurrently with our second quarter and annual goodwill impairment assessments in 2022, we also performed quantitative impairment assessments for our indefinite-lived intangible assets. A cumulative goodwill and indefinite-lived intangible assets impairment charge of €84.2 million was recorded for the second quarter ended June 30, 2022, and a further impairment charge of €100.4 million was recorded for the quarter ended September 30, 2022 while performing our annual impairment test.
We performed the second quarter impairment test due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment which led to a shift in the Company’s internal priorities. As a result, we recorded a goodwill impairment charge of €57.0 million to our goodwill balance in the Developed Europe reporting unit and an indefinite-lived intangible asset impairment charge of €27.2 million. Due to continued deteriorating macroeconomic conditions during the third quarter of 2022, we performed a quantitative impairment test for our annual impairment assessment for goodwill as of September 30, 2022. As a result, we recorded a further impairment charge of €47.6 million to our goodwill balance in the Developed Europe reporting unit and an indefinite-lived intangible asset impairment charge of €52.8 million in the third quarter.
During the goodwill impairment assessments, we compared the fair values of our reporting units to their carrying values. The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Our significant estimates in the market approach model included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.
During the indefinite-live intangible asset impairment assessments, we base our measurement of the fair value using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenue for the brand, the appropriate royalty savings rate and an applicable discount rate.
We recorded a cumulative goodwill impairment of €104.6 million and a cumulative indefinite-lived intangible asset impairment of €80.0 million for the year ended December 31, 2022. There were no impairments recorded to either goodwill or indefinite-lived intangible assets for the year ended December 31, 2021, as the fair values were assessed to be higher than their carrying values.
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2021	€197,516	€85,148	€—	€282,664
Foreign exchange translation	26	11	—	37
Impairment charge	—	—	—	—
Disposals	2,525	1,313	—	3,838
Balance as of December 31, 2021	€200,067	€86,472	€—	€286,539

Balance as of January 1, 2022	€200,067	€86,472	€—	€286,539
Foreign exchange translation	26	4	—	30
Impairment charge	(104,642)	—	—	(104,642)
Balance as of December 31, 2022	€95,451	€86,476	€—	€181,927

As of December 31, 2022 and 2021, we had accumulated impairment losses for goodwill of €312.3 million and €207.6 million, respectively.
Intangible Assets with Indefinite Lives
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
We have accumulated impairment losses of €80.0 million as of December 31, 2022 and no accumulated impairment losses as of December 31, 2021 for indefinite-lived intangible assets.
Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021
(in thousands)	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Partner relationships	€34,220	€(34,220)	€—	€34,220	€(34,220)	€—
Technology	59,789	(59,789)	—	59,789	(59,789)	—
Non-compete agreement	10,800	(10,800)	—	10,800	(10,800)	—
Trademark/domain	675	(271)	404	675	(135)	540
Total	€105,484	€(105,080)	€404	€105,484	€(104,944)	€540
Amortization expense was €0.1 million for both years ended December 31, 2022 and 2021. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2022, assuming no subsequent impairment of the underlying assets, will be €0.1 million for each of the three succeeding fiscal years.

9. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan as of December 31, 2022 are 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by ADSs for such Class A shares.
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
Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan has a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan. We issue new shares or reissue treasury shares held to satisfy the exercise or settlement of share-based awards.
The following table presents a summary of our share option activity:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2022	23,827,946	2.64	11	30,237
Granted	9,393,407	0.20
Exercised	1,946,023	0.06
Cancelled	3,917,532	1.13
Balance as of December 31, 2022	27,357,798	2.30	10	23,179
Exercisable as of December 31, 2022	15,617,002	3.57	13	11,200
The total intrinsic value of stock options exercised was €3.1 million, €10.8 million and €2.2 million for the years ended December 31, 2022, 2021 and 2020.
The following table summarizes information about share options vested and expected to vest as of December 31, 2022:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	26,104,057	2.41	10	21,672
Currently Exercisable	15,208,472	3.66	13	10,710
The following table presents a summary of our restricted stock units (RSUs):

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2022	1,366,123	2.92	6
Granted	3,730,412	1.94
Vested	1,400,669	2.43
Cancelled	723,842	2.56
Balance as of December 31, 2022	2,972,024	1.94	6

The fair value of share awards granted during the years ended December 31, 2022, 2021 and 2020, were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo simulation pricing models, assuming the following weighted average assumptions:

	Year ended December 31,
	2022	2021	2020
Risk-free interest rate	1.04%	(0.46)%	(0.20)%
Expected volatility	69%	71%	60%
Expected life (in years)	4.31	4.41	4.12
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€1	€4	€1
The Monte Carlo simulation model, which simulated the probabilities of the potential outcomes of future stock prices of the Company over the performance period, was used to calculate the grant-date fair value for awards with market conditions.
On October 22, 2020, a modification was made to the vesting conditions for market-based awards made to our management board, which impacted 3,580,049 awards granted to three grantees on March 11, 2020. As of the modification date, additional incremental compensation expense of €1.0 million is being amortized over the remaining service period using the accelerated method. Subsequently on July 11, 2022, 2,032,743 of these awards were cancelled. The cancelled awards were scheduled to cliff vest on January 2, 2023 and were dependent on achieving a set volume-weighted average share price target. All remaining unrecognized compensation cost for the cancelled awards was accelerated and recognized as share-based compensation expense on the date of cancellation.
During the years ended December 31, 2022, 2021 and 2020, we recognized total share-based compensation expense of €15.3 million, €17.3 million and €15.1 million, respectively, which had no related income tax benefit.
Cash received from share-based award exercises for the years ended December 31, 2022, 2021 and 2020, was €118 thousand, €1,270 thousand and €87 thousand, respectively.
As of December 31, 2022, there was approximately €18.4 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 1.8 years.

10. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2022	2021	2020
Current income tax expense/(benefit):
Germany	€26,239	€3,729	€(362)
Other countries	65	1	117
Current income tax expense/(benefit)	€26,304	€3,730	€(245)
Deferred income tax expense/(benefit):
Germany	(19,763)	8,914	(8,165)
Other countries	29	(58)	(84)
Deferred income tax expense/(benefit)	€(19,734)	€8,856	€(8,249)
Income tax expense/(benefit)	€6,570	€12,586	€(8,494)

Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income/(loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2022	2021	2020
Germany	€(119,273)	€23,387	€(252,859)
Other countries	(974)	(97)	(274)
Income/(loss) before income taxes	€(120,247)	€23,290	€(253,133)
A reconciliation of amounts computed by applying the German statutory income tax rate of 31.2% to income/(loss) before income taxes to total income tax expense/(benefit) is as follows:

	Year ended December 31,
(€ thousands)	2022	2021	2020
Income/(loss) before income taxes	€(120,247)	€23,290	€(253,133)

Income tax expense at German tax rate	(37,547)	7,272	(79,041)
Foreign rate differential	175	17	40
Expected tax expense/(benefit)	€(37,372)	€7,289	€(79,001)

Tax effect from:
Non-deductible share-based compensation	€4,791	€5,390	€4,708
Non-deductible corporate costs	234	121	—
Goodwill impairment	32,674	—	64,829
Prior period taxes	192	(294)	9
Movement in valuation allowance	(57)	80	454
Foreign withholding taxes	—	—	305
Movement in uncertain tax positions	6,311	56	14
Income tax effect resulting from weekengo asset deal transaction	—	1,938	—
Initial recognition of tax deductible goodwill and intangibles	—	(1,938)	—
Other differences	(203)	(56)	188
Income tax expense/(benefit)	€6,570	€12,586	€(8,494)
Income tax expense/(benefit) was €6.6 million, €12.6 million and €(8.5) million for the years ended December 31, 2022, 2021 and 2020, respectively. Our effective tax rate was (5.5)%, 54.0% and 3.4% in the years ended December 31, 2022, 2021 and 2020, respectively. Non-deductible share-based compensation of (pre-tax) €15.3 million, €17.3 million and €15.1 million had an impact on the effective tax rates of (4.0)%, 23.1% and (1.9)% in the years ended December 31, 2022, 2021 and 2020, respectively. Non-deductible impairment expenses on goodwill of (pre-tax) €104.6 million and €207.6 million had an impact on the effective tax rate of (27.2)% and (25.6)% in the years ended December 31, 2022 and 2020, respectively. The uncertain tax position movement relates to tax deductibility of general and administrative expenses incurred by trivago N.V. in the year 2022. The related tax impact of the movement in uncertain tax position of €6.3 million had an impact on the effective tax rate of (5.2)% in the year ended December 31, 2022. Additional details on the movement in valuation allowance are included in the deferred income tax section below.
Following the weekengo share deal in January 2021, an intragroup asset deal took place in August 2021. The asset deal resulted in a deferred income tax benefit of €1.9 million on level of trivago N.V. for tax deductible goodwill and intangible assets. Correspondingly, an income tax expense resulted on the level of weekengo split into deferred tax expense of €1.3 million (utilization of tax loss carry forwards) and current tax expense of €0.6 million (minimum taxation). The tax effects resulting from the acquisition of shares and assets of weekengo were separate transactions in the year 2021.
Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.
Uncertain tax positions
Uncertain tax positions as of December 31, 2022 and 2021 were as follows:

	Year Ended December 31,
(€ thousands)	2022	2021
Balance, beginning of year	€2,927	€2,871
Increases to tax positions related to the current year	6,289	—
Increases to tax positions related to prior years	—	—
Interest and penalties	22	56
Balance, end of year	€9,238	€2,927
Tax audits
The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2022, there is an ongoing audit of tax returns for trivago N.V. from 2016 through 2018 for corporate income tax, trade tax and value-added tax. According to the statute of limitation, the German tax authorities may initiate additional audits of the tax years for 2019 through 2022.
Deferred income taxes
As of December 31, 2022 and 2021, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2022	2021
Deferred tax assets:
Net operating loss and tax credit carryforwards	1,329	5,665
Prepaid expense and other current assets	—	310
Accrued expenses and other current liabilities	42	157
Operating lease liability	14,135	14,843
Other long-term liabilities	35	47
Deferred tax assets (gross)	€15,541	€21,022
Less valuation allowance	(1,329)	(1,388)
Subtotal	€14,212	€19,634
Offsetting	(14,212)	(19,608)
Deferred tax assets	€—	€26

Deferred tax liabilities:
Cash and cash equivalents	51	722
Prepaid expense and other current assets	163	—
Intangible assets, net	27,771	51,257
Property and equipment	2,129	2,334
Operating lease right-of-use assets	14,060	15,089
Other	88	16
Subtotal	€44,262	€69,418
Offsetting	(14,212)	(19,608)
Deferred tax liabilities	€30,050	€49,810
Tax-effected net operating loss carryforwards (“NOLs”) decreased by €4.4 million to €1.3 million as of December 31, 2022, from €5.7 million in 2021. The reduction was mainly driven by the utilization of the losses at the trivago N.V. level. Deferred tax liabilities resulting from intangible assets decreased to €27.8 million as of December 31, 2022, from €51.3 million in 2021. The reduction was mainly driven by the trademark impairment charges of €80.0 million for the year ended December 31, 2022 that resulted in a deferred tax benefit of approximately €25.0 million.
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. As of December 31, 2022, deferred tax assets of €1.3 million for accumulated tax loss carryforwards of domestic and foreign subsidiaries were not recognized as we have considered these tax loss carryforwards as not realizable. Accordingly the valuation allowance decreased by €0.1 million from the amount recorded as of December 31, 2021.
The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was €1.7 million as of December 31, 2022 (2021: €1.7 million). In terms of undistributed earnings of domestic investments, we have recognized deferred income taxes on taxable temporary difference of €18 thousand, as only 5% refer to a taxable temporary difference under German tax law. Any capital gains on the sale of participations would be 95% exempt under German tax law.

11. Stockholders' equity
As of December 31, 2022, we had 104,305,225 Class A shares and 237,476,895 Class B shares outstanding. Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same. Each Class B share is convertible into one Class A share at any time by the holder. During the years ended December 31, 2022, 2021 and 2020, 24,485,793, 36,225,279 and 3,500,000 Class B shares were converted into Class A shares, respectively.
As of December 31, 2022, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders. Refer to Note 1 - Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of December 31, 2022 had an ownership interest and voting interest of 8.3% and 11.5%, respectively. Class B shares held as of December 31, 2021 by our founders had an ownership interest and voting interest of 14.8% and 19.5%, respectively.
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's ADSs, each representing one Class A share. On March 7, 2022, the Company entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this program. On May 31, 2022, the Company entered into another stock repurchase program which expired on July 29, 2022. As of December 31, 2022, the Company reacquired 205,457 Class A common shares on the open market at fair market value. The shares of stock purchased under the buyback program were held as treasury shares until they were all reissued to settle RSU awards vesting from our share-based compensation awards during the fourth quarter of 2022.
In November 2022, the Company acquired 20,000,000 Class A shares from Peter Vinnemeier valued at €19.9 million, which includes a foreign exchange gain of €0.6 million resulting from the fluctuation of the USD exchange rate between the trade and cash settlement dates. These shares are held as treasury shares as of December 31, 2022.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to share-based compensation expense, exercises of employee stock options, the effect of the conversions of Class B shares to Class A shares and the reissuance of treasury stock.
Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income/(loss) represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2022 we do not expect to reclassify any amounts included in accumulated other comprehensive income/(loss) into earnings during the next 12 months.
Contribution from Parent
The beginning contribution from Parent balance represents the pushdown of share-based compensation expense from Expedia Group.

12. Earnings per share
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

The following table presents our basic and diluted earnings per share:

	Year Ended December 31,
(€ thousands, except per share data)	2022	2021	2020
Numerator:
Net income/(loss)	€(127,218)	€10,704	€(245,378)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	357,551	357,525	353,338
Diluted	357,551	367,240	353,338

Net income/(loss) per share:
Basic	€(0.36)	€0.03	€(0.69)
Diluted	€(0.36)	€0.03	€(0.69)
Diluted weighted average common shares outstanding in 2022 and 2020 do not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

13. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2022 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€48,462	€22,402	€26,060	€—	€—
Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
Legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019, and on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. On April 22, 2022, the Australian Federal Court issued a judgment ordering us to pay a penalty of AUD 44.7 million. The court also ordered us to cover the ACCC's costs arising from the proceeding and enjoined us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL. We paid the penalty balance of €29.6 million (AUD 44.7 million) in the second quarter of 2022 and costs arising from the proceedings.

14. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will upon fourteen to thirty days’ prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related party revenue from Expedia Group of €173.3 million, €91.3 million and €66.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related party revenue represented 32%, 25% and 27% and of our total revenue for each of the years ended December 31, 2022, 2021 and 2020, respectively.
For the years ended December 31, 2022, 2021 and 2020, our operating expenses include €0.2 million each period of related party shared services fees and amounts related to the services and support agreements detailed below.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2022 and 2021 were €24.4 million and €16.4 million.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. During the years ended December 31, 2022, 2021 and 2020, we did not utilize this service agreement.
Services and support agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. For each of the years ended December 31, 2022 and 2021 we incurred €0.2 million and during the year ended December 31, 2020, we incurred €0.3 million for these services.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment (see Note 3 - Acquisitions, other investments and divestitures), to increase the number of directly bookable rates available on our website. The services will be provided for a period of 12 months. For the year ended December 31, 2022, our operating expenses include €0.5 million related to this commercial agreement.
Share purchase
In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier, one of our founders, for €19.3 million (USD $1.00 per share). The purchase of shares was funded from available working capital. See Note 11 - Stockholders' equity for further details.

myhotelshop
Subsequent to the deconsolidation of myhotelshop in December 2017, myhotelshop remained a related party to trivago until January 28, 2021, when we sold our minority interest. Related party revenue for the year ended December 31, 2021 was not significant. Related party revenue of €1.1 million for the year ended December 31, 2020, primarily consists of Referral Revenue. As a result of the sale, we derecognized the remaining equity method investment of €70 thousand on our consolidated balance sheet and no longer consider myhotelshop a related party.

15. Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Japan, Australia, Turkey, Israel and India.
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
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the years ended December 31, 2022, 2021 and 2020. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€237,692	€216,406	€67,692	€—	€521,790
Subscription revenue	—	—	—	3,398	3,398
Other revenue	—	—	—	9,816	9,816
Total revenue	€237,692	€216,406	€67,692	€13,214	€535,004
Advertising spend	149,823	131,638	35,862	—	317,323
ROAS contribution	€87,869	€84,768	€31,830	€13,214	€217,681
Costs and expenses:
Cost of revenue, including related party, excluding amortization					12,691
Other selling and marketing, including related party (1)					24,701
Technology and content, including related party					54,921
General and administrative, including related party					60,852
Amortization of intangible assets					136
Impairment of intangible assets and goodwill					184,642
Operating loss					€(120,262)
Other income/(expense)
Interest expense					(51)
Other, net					66
Total other income/(expense), net					€15
Loss before income taxes					€(120,247)
Expense/(benefit) for income taxes					6,570
Loss before equity method investment					€(126,817)
Loss from equity method investment					(401)
Net loss					€(127,218)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€163,700	€140,143	€45,599	€—	€349,442
Subscription revenue	—	—	—	3,914	3,914
Other revenue	—	—	—	8,109	8,109
Total revenue	€163,700	€140,143	€45,599	€12,023	€361,465
Advertising spend	106,984	94,096	22,470	—	223,550
ROAS contribution	€56,716	€46,047	€23,129	€12,023	€137,915
Costs and expenses:
Cost of revenue, including related party, excluding amortization					11,500
Other selling and marketing, including related party (1)					25,646
Technology and content, including related party					52,374
General and administrative, including related party					38,208
Amortization of intangible assets					136
Operating income					€10,051
Other income/(expense)
Interest expense					(389)
Other, net					13,628
Total other income/(expense), net					€13,239
Income before income taxes					€23,290
Expense/(benefit) for income taxes					12,586
Net income					€10,704
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2020
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€102,899	€89,341	€46,125	€—	€238,365
Subscription revenue	—	—	—	7,657	7,657
Other revenue	—	—	—	2,899	2,899
Total revenue	€102,899	€89,341	€46,125	€10,556	€248,921
Advertising spend	60,784	56,979	32,211	—	149,974
ROAS contribution	€42,115	€32,362	€13,914	€10,556	€98,947
Costs and expenses:
Cost of revenue, including related party, excluding amortization					10,133
Other selling and marketing, including related party (1)					28,281
Technology and content, including related party					64,258
General and administrative, including related party					40,935
Amortization of intangible assets					373
Impairment of intangible assets and goodwill					207,618
Operating loss					€(252,651)
Other income/(expense)
Interest expense					(270)
Other, net					(212)
Total other income/(expense), net					€(482)
Loss before income taxes					€(253,133)
Expense/(benefit) for income taxes					(8,494)
Loss before equity method investment					€(244,639)
Loss from equity method investment					(739)
Net loss					€(245,378)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2022, 2021 and 2020. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated either based upon the location of the customer using the service, or using the same methodology as the allocation of segment revenue, depending on the nature of the non-referral revenue stream.

	Year ended December 31,
(in thousands)	2022	2021	2020
Total revenues
United States	€139,885	€102,687	€57,406
Germany	52,789	42,301	27,491
United Kingdom	68,554	41,389	26,637
All other countries	273,776	175,088	137,387
	€535,004	€361,465	€248,921
The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2022 and 2021:

(€ thousands)	Years ended December 31,
	2022	2021
Property and equipment, net:
Germany	€13,012	€15,817
All other countries	63	88
	€13,075	€15,905

16. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2020
Allowance for expected credit losses	€74	€656	€(382)	€348
2021
Allowance for expected credit losses	348	330	(20)	658
2022
Allowance for expected credit losses	658	227	(467)	418

17. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 612,234 Class A shares were issued as a result of options exercised and RSUs released.