Form 20-F
period 2023-12-31
trivago N.V.
filed 2024-03-01
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Johannes Thomas , +49 211 3876840000, Kesselstraße 5 - 7, 40221 Düsseldorf, Federal Republic of Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing five Class A shares, nominal value €0.06 per share	TRVG	The NASDAQ Stock Market LLC
Class A shares, nominal value €0.06 per share*		The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
110,919,270 Class A shares
237,476,895 Class B shares
(as of December 31, 2023)
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
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having ceased almost all television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own products and services that compete directly with our accommodation search;
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
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets;

•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine and the ongoing conflict affecting the Middle Eastern region;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection.
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
Risks related to the general economic and geopolitical environment, the travel industry and our business
•We recently announced a strategy to increase brand marketing investments, with the aim of increasing the volume of direct traffic to our platform in the long-term. This strategy may not enable us to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
•We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search. If we are unable to drive traffic cost-effectively, direct traffic to our platform could continue to decline and our business would be negatively affected.
•If TV or other brand marketing advertising becomes less effective or if we experience diminishing returns from investments in such advertising, overall or in key markets, our planned brand marketing campaigns may not be as successful in terms of Return on Advertising Spend (ROAS) as our broad-reaching TV marketing campaigns had been prior to the COVID-19 pandemic.
•The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites are displayed on search engine pages. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search.
•We derive a very large portion of our revenue from a small number of advertisers. Any reduction in spending or any change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
•We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us.
•We are subject to a number of factors that contribute to significant period-to-period volatility in our financial condition and results of operations.
•We are dependent on general economic conditions, and declines in travel or discretionary spending could reduce the demand for our services.
•As a result of the change in the macroeconomic outlook, we have experienced and may in the future record impairments of intangible assets.
•Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
•Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military conflict between Russia and Ukraine or the ongoing conflict affecting the Middle Eastern region, may have a negative impact on our business.

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
•We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any actual or perceived potential failure to comply with relevant legal obligations and regulatory guidance, which are constantly evolving.
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
•Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.
•Our brand is subject to reputational risks and impairment.
Risks related to our ongoing relationship with our shareholders
•Expedia Group controls our company and has the ability to control the direction of our business.
•Expedia Group’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest among Expedia Group and us could be resolved in a manner unfavorable to us and our shareholders.

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
Risks related to the general economic and geopolitical environment, the travel industry and our business
We recently announced a strategy to increase brand marketing investments, with the aim of increasing the volume of direct traffic to our platform in the long-term. This strategy may not enable us to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
We almost completely ceased advertising on television in 2020 and resumed such advertising at reduced levels in recent years. We believe our prior television advertising campaigns continued to have a significant positive effect, albeit one that diminishes over time, on direct traffic volumes to our platform in periods after the advertising was aired. As we continue to see diminishing returns from prior brand marketing campaigns, our financial performance has been negatively impacted. We have experienced declines in direct traffic volumes to our platform and a reduction in revenue of 9.3% in 2023, compared to

2022. We have decided to increase our brand marketing investments to increase the volume of direct traffic to our platform. Our planned increases in brand marketing investments are expected to negatively impact our profitability in the short-to-medium term and there can be no assurances that this revised strategy will succeed.
The success of our brand marketing investments depends on consumers’ awareness of the trivago brand, perceived quality and perceived differentiated attributes of our brand, and to what extent those efforts help us attract and expand the number of users of our websites and apps. If TV or other brand marketing advertising becomes less effective or if we experience diminishing returns from investments in such advertising, overall or in key markets, our planned brand marketing campaigns may not be as successful in terms of Return on Advertising Spend (ROAS) as our broad-reaching TV marketing campaigns had been prior to the COVID-19 pandemic. As we make our planned investments, we may observe increasing prices in light of increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users and the declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. As we develop new creative concepts in our advertisements, our new advertisements may not be as effective in terms of ROAS as those we have used in the past. Our competitors may also invest in innovative advertisement campaigns to improve their brand awareness, which could make it difficult for us to increase or maintain our own marginal returns on our advertisements, despite our planned investments in brand marketing.
We anticipate the decline in viewership on traditional linear television to persist as consumers shift to other digital formats, such as streaming platforms and online video. As a result, we have begun investing in other channels with which we have less experience, including non-linear TV advertising formats and social media which may prove less effective than TV advertising in the long run and potentially lead to a lower marginal ROAS. If we are unable to maintain or enhance consumer awareness of our brand or to generate additional revenue in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search. If we are unable to drive traffic cost-effectively, direct traffic to our platform could continue to decline and our business would be negatively affected.
We rely on Bing, Google, Yahoo! and other Internet search engines to generate a substantial amount of traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites are displayed on search engine pages. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, it may have a material adverse effect on our business, results of operations, financial condition and prospects. For example, we observed ad format tests on Google that negatively impacted traffic volumes to our platform in 2023. In addition, increased competition in keyword auctions can also negatively impact our business, results of operations, financial condition and prospects, For example, we observed higher levels of competition in keyword auctions that resulted in declines in traffic volumes in 2023, particularly in our Americas and Developed Europe segments.
In addition, certain search and metasearch companies may change their displays or rankings in order to promote their own competing products or services, or the products or services of one or more of our competitors. For example, Google, a significant source of traffic to our website, frequently promotes its own hotel search platform (which it refers to as “Google Hotel Ads”) at the expense of traditional keyword auctions and organic search results. This presents a challenge since we have significantly less flexibility to acquire traffic for our website using that platform compared to traditional hotel-related keyword advertising. In addition, our major advertisers might not be amenable in some cases to our using their inventory to compete with them on Google Hotel Ads, which may present a further difficulty if Google continues to direct traffic in this manner. Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business, results of operations, financial condition and prospects.
We derive a very large portion of our revenue from a small number of advertisers. Any reduction in spending or any change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing for click-based advertising depends, in part, on competition among advertisers on our marketplace, with advertisers that pay higher CPCs generally receiving better advertising placement and more referrals from us. We continue to generate the great majority of our revenue from our largest OTA advertisers, including brands affiliated with Booking Holdings, such as Booking.com, Agoda and priceline.com, and those affiliated with our majority shareholder, Expedia Group, such as Brand Expedia and Hotels.com. The loss of any of our major advertisers, on some or all of our platforms, or a further reduction in the amount they spend, or a further concentration in Advertising Spend by one advertiser could result in significant decreases in our revenue and profit or negative impacts on our liquidity position.
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
Even if we improve our product and deliver value to our advertisers, the fact that a very significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit these advertisers, depending on marketplace dynamics, to adjust their CPC bids and obtain the same or increased levels of referrals, customers, bookings or revenue and profit at a lower cost. This can occur if one or more advertisers with sufficient market share to influence our aggregate CPC levels change their return-on-investment targets for their spend on our marketplace. Our advertisers may curtail their spend on our platform in response to changes we may make to our product offering or strategy, which may also, in turn, negatively impact our revenue levels and profitability or increase the volatility on our marketplace.
We are subject to a number of factors that contribute to significant period-to-period volatility in our financial condition and results of operations.
Our financial condition and results of operations have varied and may continue to vary considerably from period-to-period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in 2023 and earlier years. We cannot reliably predict our advertisers' future advertising spend or CPC levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Our advertisers often pursue different marketing strategies and have varying levels of competitiveness based on their own competitive position. We believe that our advertisers continuously review their advertising spend on our platform and on other marketing channels, and continuously seek to optimize the allocation of their spend among us and our competitors.
We regularly compete with our advertisers in auctions for search engine keywords on Google and other search engines and adjust our spend on search engine marketing based on trends we see in our results. Large advertisers' strategies regularly test how changes in their spend on our platform may affect the efficiency of their spend on these other marketing channels. If these tests indicate that there are financial benefits from spending less on our platform, we would generate fewer referrals to our advertisers' websites, and as a result, our revenues and results of operations would be adversely affected.
Furthermore, any resulting changes in Referral Revenue, especially as a result of changes in CPC bidding levels by our largest advertisers, could result in our inability to reduce our Advertising Spend, particularly on television, quickly enough to respond to the change in revenue since we have historically placed orders for television advertising in advance of the campaign season. As we spend the great majority of our revenue on advertising, such a failure to reduce Advertising Spend quickly enough can have, and has in the past had, a sudden and significant adverse effect on our profitability and results of operations. This risk may be exacerbated by our strategy to increase our brand marketing investments. Any resulting inability to meet financial guidance that we may communicate to the market in the future may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are dependent on general economic conditions, and declines in travel or discretionary spending could reduce the demand for our services.
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. The global economic outlook continues to be highly uncertain, with an economic recession in some or all of our key markets still possible. Travel, including the booking of accommodation, is dependent on personal and business discretionary spending levels, which are directly affected by perceived or actual adverse economic conditions. Our results of operations and financial prospects continue to be significantly dependent upon the economic health of our users and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us.
As a result of the change in the macroeconomic outlook, we have experienced and may in the future record impairments of intangible assets.
We recorded a cumulative impairment charge of €196.1 million in 2023 in connection with our annual indefinite-lived intangible asset and goodwill impairment analysis, resulting in the elimination of the goodwill balance and a remaining intangible asset balance of €75.6 million on the consolidated balance sheet as of December 31, 2023. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment. We may record further impairment charges in the future due to further changes in the macroeconomic outlook.
Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Skyscanner and Google Hotel Ads, locally focused metasearch engines, such as Check24, OTAs, such as Booking.com, Ctrip, TUI, trip.com and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo, and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google has entered various aspects of the online travel market and has grown rapidly in this area, including by offering a flight meta-search product ("Google Flights"), a hotel meta-search product ("Google Hotel Ads"), a vacation rental meta-search product, a tours and activities product, an inspirational travel product, Google Travel (which is a planning tool that aggregates its flight, tours and activities and hotel and packages products in one website), and by integrating its hotel meta-search products and restaurant information and reservation products into its Google Maps app. In addition, artificial intelligence (AI) has the potential to disrupt the online travel industry, possibly changing how travelers look for and book travel. AI's advancement could enable our competitors to enhance user experiences and operational efficiencies, potentially threatening our position in the market if we do not adopt and deploy artificial intelligence/machine learning (AI/ML) as quickly or as efficiently as our competitors. Further, the rapid pace of AI/ML’s development may require the investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). The realization of any of these risks could result in higher traffic acquisition costs, lower CPC levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites.
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
Our competitors are constantly innovating in online accommodation-related services and features. As a result, we must continue to invest significant resources in research and development to continuously improve the speed, accuracy and comprehensiveness of our services. The emergence of alternative platforms and niche competitors who may be able to optimize services or strategies have required, and will continue to require, new and costly investments in technology. We have invested, and in the future may invest, in new business strategies and services to attain competitiveness. Some of the changes we are implementing may require us to make investments into what we perceive as longer-term profitable returns at the expense of short-term profitability, and as a result, we may continue to prioritize the quality of user experience over short-term monetization.
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
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, and other natural phenomena, public health threats, such as outbreaks of the Zika virus, the Ebola virus, avian flu and, most recently, COVID-19, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The COVID-19 pandemic has had a significant negative impact on our global business volumes, particularly in 2020 and 2021 and a severe outbreak of new (vaccine-resistant) variants of these viruses, other airborne contagious diseases or another pandemic, may result in governmental authorities imposing or re-imposing restrictions and recommending precautions to mitigate the health crisis. The travel industry is also sensitive to other events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities. Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military conflict between Russia and Ukraine or the ongoing conflict affecting the Middle Eastern region, may have a negative impact on our business. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
Our platform is available in a large number of jurisdictions outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. Changes in foreign exchange rates can amplify or reduce changes in the underlying trends in our Advertising Spend and revenue. A large portion of our advertising expenses are incurred in the local currency of the particular geographic market in which we advertise, with a significant amount incurred in U.S. dollar. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated. Currency exchange-related exposures also include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euro upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
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
We are involved in various legal proceedings and disputes involving alleged infringement of third-party intellectual property rights, competition and consumer protection laws, including, but not limited to, the legal proceedings described in the following risk factor and in "Item 8: Financial information - A.

Consolidated statements and other financial information - Legal Proceedings". These matters may involve claims for substantial amounts of money or for other relief that might necessitate changes to our business or operations. The defense of these actions has been, and will likely continue to be, both time consuming and expensive and the outcomes of these actions cannot be predicted with certainty. Determining provisions for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that would adversely affect our business, consolidated financial position, results of operations, reputation or cash flows in a particular period.
Regulators' continued focus on the consumer-facing business practices of online travel companies may adversely affect our business, financial performance, results of operations or business growth.
A number of regulatory authorities in Europe, Australia and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges, and availability and similar messaging. For example, on January 20, 2020, the Australian Federal Court issued a judgment in the Australian Competition and Consumer Commission's (ACCC) case against us regarding our advertising and website display practices in Australia. On April 22, 2022, the Australian Federal Court issued a judgment ordering us to pay a penalty of AUD 44.7 million. We paid the penalty balance of €29.6 million (AUD 44.7 million) in the second quarter of 2022 and costs arising from the proceedings. Parts of the court’s opinions included views that differed significantly from those of other national regulators and raised concerns about the function of our marketplace and the adequacy of disclosures to consumers regarding how advertisers that pay higher CPCs generally receive better advertising placement on our website. Since then, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices broadly similar to aspects of the case brought by the ACCC. Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023, with a decision still pending. A case management hearing in the class action filed in Israel recently took place. The matter remains at a relatively early stage.
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
In addition, many governmental authorities in the markets in which we operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation of Internet display, disclosure and advertising activities. There also are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from, transmitted over or displayed on the Internet, display of certain taxes, charges and fees, online editorial, user-generated or other third-party content, user or other third-party privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services.
We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any actual or perceived potential failure to comply with relevant legal obligations and regulatory guidance, which are constantly evolving.
Personal data information is increasingly subject to legislation and regulations, and the enforcement thereof, in numerous jurisdictions around the world. We are in particular subject to the EU (European Union) General Data Protection Regulation 2016/679 or “GDPR”, in effect since May 25, 2018, as well as the ePrivacy Directive (and local laws implementing the ePrivacy Directive) regarding the use of cookies and similar technologies. Both of these pieces of legislation have recently led to the imposition of significant fines on various companies by EU data protection authorities and/or similar enforcement actions. Due to the global nature of our operations, we are subject to an ever changing and growing patchwork of privacy laws, including the UK GDPR and the UK Data Protection Act 2018, the Brazilian General Data Protection Law, the Canadian Personal Information Protection and Electronic Documents Act, India’s Digital Personal Data Protection Act, U.S. state privacy laws and others.
A number of these data protection laws (including the GDPR and the UK GDPR) contain restrictions on processing of personal data, including lawful processing ground, cross-border transfers of personal data, mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach.
Many other jurisdictions have adopted or are in the process of adopting data protection regulations, which are sometimes inconsistent or conflicting. While we strive to monitor and comply with this complex and ever-changing patchwork of laws, a failure or perceived or alleged failure by us or our third party providers to comply with data privacy requirements in one of the jurisdictions where we operate or target users may significantly harm our businesses, including by subjecting us to regulatory investigations or enforcement, lawsuits (including class actions), fines, sanctions or other penalties that could negatively affect our reputation, business, financial condition and results of operations. In general, negative publicity we might receive regarding any actual or perceived violations of consumer privacy rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair consumers’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices and we may incur substantial compliance-related costs and expenses that are likely to increase over time. Implementation of and compliance with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, including by causing us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements, all of which could negatively impact our financial position or cash flows.
Changes in, and continued implementation and enforcement of, international trade and anti-corruption laws and regulations could affect our ability to remain in compliance with such laws and regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The United States (acting through, among other government agencies, the SEC, the U.S. Department of Justice and the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC)), as well as foreign authorities of other jurisdictions, such as the United Kingdom and the European Union, continue to be focused on the implementation and enforcement of economic and trade and anti-corruption laws and regulations, across industries. For example, U.S. sanctions broadly prohibit transactions conducted within U.S. jurisdiction in, with, involving or relating to certain countries and territories subject to comprehensive sanctions, including, currently, the Crimea, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea and Syria, and certain specifically designated individuals and entities (including the Government of Venezuela and those individuals and entities listed on OFAC's Specially Designated Nationals and Blocked Persons List), as well as parties owned (and with respect to the Government of Venezuela, owned or controlled) by such sanctioned individuals and entities. In addition, as a result of Russia’s invasion of Ukraine, governmental authorities in the United States, the European Union, and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures, including targeted sanctions against certain individuals and entities and prohibitions or restrictions on new investments and other financial, commercial, or trade-based activities. We believe that our activities comply with applicable trade and anti-corruption laws and regulations, including the laws and regulations administered and enforced by OFAC, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As applicable laws and regulations are enacted or amended, often with little or no advance notice, and the interpretations of those laws and regulations may evolve or come into conflict with other jurisdictions, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities or at all times. In the event that our controls should fail or are found not to be in compliance for any reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties or other regulatory action, litigation and damage to our reputation and the value of our brand.
We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.
We regard our intellectual property, including our business processes and other proprietary information, as critical to our success, and we rely on trademark, copyright and trade secret laws, domain name registration, confidentiality and non-disclosure procedures and contractual provisions and license agreements, where applicable, to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations, financial condition and prospects.
Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights, such as trade secrets, to the same extent as the laws of the United States or Europe and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. In case of the introduction of new trademarks or logos, there is a risk of third parties with older, allegedly similar trademarks challenging the new brand. In addition, certain characteristics of the Internet, in particular the anonymity, may make the protection and enforcement of our intellectual property difficult and in some cases, even impossible. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
Our commercial success depends on our ability to conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We may be subject to liability if our products, services, software or other technology, or the operations of our business infringe, misappropriate or otherwise violate the patents, copyrights, trademarks or other intellectual property rights of third parties. Intellectual property challenges have been increasingly brought against members of the travel industry, and third parties may bring legal claims, or threaten to bring legal claims, that their intellectual property rights are being infringed, misappropriated or otherwise violated by us, including by means of counterclaims against us as a result of the assertion of our intellectual property rights. Further, the use of AI/ML technologies in our operations may result in claims by third parties of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets to train the AI/ML technologies, or the use of output generated by AI/ML technologies, in either case which may contain or be substantially similar to third-party material protected by intellectual property, including patents, copyrights or trademarks.
We do currently, and could in the future, face claims that we have infringed the intellectual property rights of others. Legal proceedings involving intellectual property rights are highly uncertain and can involve complex legal and scientific questions, and any claims against us or such providers could require us to spend significant time and money in litigation or pay damages. Such claims could also delay or prohibit the use of existing, or the release of new, products, services or processes, and the development of new technology or intellectual property. We cannot assure you that we will achieve a favorable outcome for any such claims, and any such actual or threatened claims (whether or not valid) could adversely impact our reputation and result in direct and indirect costs, all of which may have an adverse impact on our operations and financial performance. Even if we believe such third party claims are without merit, a court may hold that we have infringed, misappropriated or otherwise violated such intellectual property rights or we may settle claims to avoid the cost and uncertainty of litigation. If we were to be found liable for any such infringement, misappropriation or other violation, we could be required to rebrand, redesign, reengineer or modify our products and services (including our platform), pay substantial monetary damages, including possible treble damages and attorneys’ fees, or royalties and enter into costly license agreements (if available at all) to obtain the rights to use necessary technology, and we could be subject to injunctions preventing us from using some or all of our products, services or technology. Any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly.
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
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers and other technology professionals who are key to designing code and algorithms necessary to our business. Our workforce has declined from 1,247 on December 31, 2019 to 651 as of December 31, 2023. This reduction in workforce has resulted in the loss of institutional knowledge, relationships or expertise for critical roles. This reduction may also have a negative impact on employee morale and productivity, and could make it more difficult to retain valuable key employees, divert attention from operating our business, create personnel capacity constraints and hamper our ability to grow, develop innovative products and compete, any of which could impede our ability to operate or meet strategic objectives.
We continue to face intense competition for new talent as the broader job market appears to undergo structural changes that have further exacerbated the competitive environment. We compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. These companies may be able to provide attractive offers to employees in critical roles who have gained valuable and marketable experience in our flat organizational structure. The competition for talent in our industry has in the past and may in the future increase our personnel expenses, which may adversely affect our results of operations. We have experienced changes to our senior management during 2023. We may be unable to hire or retain certain high-performing employees, including senior management, when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. If we do not succeed in attracting well-qualified employees, or retaining or motivating existing employees, including senior management, our business would be adversely affected. The loss of the services of any key individual could negatively affect our business.
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
We take a data-driven, testing-based approach to managing our business, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to the internal data we track enables us to improve our platform and make decisions about allocating marketing spend and ultimately convert any improvements into increased revenue. While the internal data we use to judge the effectiveness of changes to our platform and to make improvements to how we make decisions about allocating Advertising Spend are based on what we believe to be reasonable assumptions and estimates, our internal tools are not independently verified by a third-party and have a number of limitations. We only have access to limited information about user behavior compared to many of our competitors that in many cases can record detailed information about users who log onto their websites or who complete a booking or other transaction with them.
In addition, our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use cookies and browser extensions to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In particular, users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers or are set to block third-party cookies by default. At least one major browser has introduced extensive privacy features, including the imposition of a strict time limit on tracking tools' lifespans. Another major browser provider has announced a phase-out of third-party cookies for all users by the end of the second half of 2024. Further, the mobile app ecosystem is constantly evolving, in particular with how the operating systems handle third party data tracking and usage. Changes in these technologies or developments further limiting data availability may inhibit our ability to use user and web analytics data to better understand and track our users’ preferences. We use this information to improve our platform, to optimize our marketing campaigns and our advertisers’ campaigns and to detect and prevent fraudulent activities, which all may be adversely affected. We believe that many of our competitors, in particular Google, have substantial advantages compared to us in their ability to understand and track users' behavior. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Our or our advertisers’ methodologies for tracking this information may change over time. Some countries have already adopted digital services tax, or other taxes of a similar nature, while other countries may also adopt such taxes in the future. In addition to increasing our operational expenses, digital services tax or other taxes of a similar nature make it more difficult for us to measure the marginal efficiency of our Advertising Spend among marketing channels as such taxes affect not only how we allocate our spend but also how these marketing channels and our advertisers make decisions about their businesses. Additionally, our use of such tracking tools may be subject to regulation by certain data protection laws.
Furthermore, we incorporate AI into certain of our offerings. The use of AI presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale, or contain biased information, or content chosen for display to users by AI systems may be discriminatory, offensive, illegal, or otherwise harmful. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. In addition, AI's sophistication in mimicking human behavior can also make it more difficult to detect fraudulent activities, such as click fraud and fake reviews, thereby potentially jeopardizing our reputation and relationships with advertisers. See also – “Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.”
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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting as of December 31, 2023, 2022 or 2021, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.
We may experience difficulties in implementing new business and financial systems.
We continue to transition certain business and financial systems to systems that reflect the size, scope and complexity of our operations, such as an internally developed tool to manage the invoicing process and additional third-party tools which assist us with system integration and financial management. The process of migrating our legacy systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as we will rely on these systems for information that is included in or otherwise relevant for our financial statements. As of January 1, 2024, trivago migrated to a new enterprise resource planning (ERP) system to continue replacing legacy systems. While the implementation of these systems is intended to increase accuracy of financial reporting and reduce our reliance on manual procedures and actions, the transition may affect the accuracy of reporting as we align some of our processes. With respect to these systems, certain additional financial controls and processes will be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing the new software or related failures of our internal control over financial reporting could adversely affect our business, results of operations, financial condition and prospects, and could cause harm to our reputation. Furthermore, there is a risk that the implemented systems may fail during their initial implementation phases, which could have a further operational impact if the legacy systems are discontinued.
Increased computer circumvention capabilities could result in security breaches in our information systems, which may significantly harm our business.
The risk of a cybersecurity-related attack by bad actors or third parties seeking unauthorized access to our data or users' data, or to disrupt our ability to provide service, is persistent. An increasing number of companies, including those with significant online operations, such as us, have increasingly become susceptible to breaches of their security, some of which have involved sophisticated tactics and techniques. While we take measures to guard against the type of activity that can lead to data breaches, the techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. As such, we may be unable to anticipate these tactics and techniques or to implement adequate preventative measures.
We cannot guarantee that our security measures or the security measures of external service providers will prevent all security breaches, intrusions or attacks, as computer circumvention tools and techniques become more advanced. A party that is able to circumvent our security systems or the systems of an external service provider could improperly obtain confidential information or cause significant disruptions to our operations. Further, despite the data recovery abilities covering the data hosted by cloud-hosted services, any breaches to our systems may leave us vulnerable to service outages, disruptions in access to our services or loss of ours or customers’ material data which we may be unable to recover. In the past, we have experienced cyber-related fraud and “denial-of-service” type of attacks on our system, which have made portions of our website unavailable for periods of time. Any actions that impact the availability of our website or apps could cause a loss of substantial business volume during the occurrence of any such incident and such risks are likely to increase as the tools to carry out such actions become more advanced and sophisticated.
Cybersecurity threats may also be amplified by improper use of AI in addition to other related technologies, which may further increase our exposure to security breaches, intrusions or attacks and other cybersecurity risks, as attackers harness its capabilities to launch more complex, automated, and targeted attacks and may require us to spend additional resources to further strengthen our defenses against such threats. In addition to the considerable resources needed to address or mitigate their effects, security breaches could result in reputational harm and negative publicity with users and advertisers whether existing or potential, losing confidence in the security of our systems. Security breaches could also expose us to risk of loss, possible liability, and subject us to regulatory or criminal penalties and sanctions as well as civil litigation, including under various complex and evolving data protection and cybersecurity laws.
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
Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.
Because AI/ML is a developing technology in its nascency, legal frameworks for AI/ML governance are unsettled, quickly developing, and unpredictable. The misuse of AI raises new ethical issues and poses a number of risks that cannot be fully mitigated. Using AI/ML while the technology is still developing may expose us to additional liability, reputational harm, and threats of litigation, particularly if the AI/ML we adopt produces errors, bias, hallucinations, harmful content, discrimination, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise does not function as intended. For example, AI/ML technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, which may be overbroad, insufficient, or contain biased information. Moreover, with the use of AI/ML technologies, there often exists a lack of transparency of the sources of data used to train or develop the AI technologies or how inputs are converted to outputs and we cannot fully validate this process and its accuracy. The accuracy of such inputs and the resulting impacts on the results of AI/ML technologies cannot be verified and could result in outputs that may include or be derived from inaccurate or erroneous information.
The emergence of increasingly sophisticated AI/ML models in recent years has also prompted lawmakers around the world to consider regulation of AI. These regulations are in effect or under consideration in several jurisdictions where we do business. Moreover, regulations relating to AI/ML technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, in February 2024, representatives of European Union Member States reached agreement on the proposed text of the EU’s Artificial Intelligence Act (EU AI Act), one of the first comprehensive regulations on AI. While the legislative text of the EU AI Act has yet to be formally approved by the European Parliament, the proposed text introduces a risk-based framework for regulating AI systems and models. Based on the proposed text, non-compliance with the EU AI Act’s strictest prohibitions may lead to fines of up to €35 million, or 7% of a group’s total worldwide annual turnover, whichever is higher. If adopted, the EU AI Act is expected to apply after a transitional period of two years after its entry into force (although certain rules may come into effect at an earlier time). Other substantial markets, like the U.S. and the U.K., are also in the process of considering AI-specific regulation. For example, the White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence devises a framework for the U.S. government, among other things, to regulate private sector use and development of certain foundation models. The legal landscape surrounding AI therefore remains uncertain and will require close monitoring in the coming years, as trivago increasingly applies AI technologies.
The use of AI/ML, including potential inadvertent disclosure of personally identifiable information, could also lead to legal and regulatory investigations and enforcement actions, or may give rise to specific obligations, including required notices, consents and opt-outs, under various data privacy, protection and cybersecurity laws and regulations in a number of jurisdictions. Further, despite our ongoing investment in AI/ML, there is no assurance that new laws and regulations will not restrict the ways we can use the AI/ML we have adopted, including by limiting or changing global AI/ML adoption trends that may impede our strategy. Unfavorable legal and regulatory developments could also impact our vendors, suppliers and industry as a whole, and we may be exposed to increased risk of liability, reputational harm, and other significant costs if we need to make business and operational changes in response to such developments. Our failure, or perceived failure, to comply fully with developing interpretations of AI/ML laws and regulations, or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition, and operating results.
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
We have delegated considerable operational autonomy and responsibility to our employees, including allowing our employees flexible working hours that allow them to determine when, where and for how long they work. We also often make changes to our internal organizational structure to support operational autonomy and individual advancement. Consequently, people in key positions may have less experience in the relevant operational areas. As our employees have significant autonomy and may lack experience when performing new operational roles, this could result in poor decision-making. We have also implemented remote working for our employees since the COVID-19 pandemic but have since limited the number of days that employees may work remotely. Our competitors may offer more operational autonomy and flexibility regarding remote work, which may, in turn, make it difficult for us to retain and motivate our employees. The realization of any of these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.
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
As of December 31, 2023, Expedia Group owned Class B shares representing 60.0% of our issued shares and 84.1% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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
Expedia Group’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest among Expedia Group and us could be resolved in a manner unfavorable to us and our shareholders.
Various conflicts of interest among us and Expedia Group could arise. Ownership interests of directors or officers of Expedia Group in our shares, and ownership interests of members of our management board and supervisory board in the stock of Expedia Group, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest, including when those directors and officers are faced with decisions relating to our company. In recent years, Expedia Group, and brands affiliated with it, consistently accounted for a substantial portion of our revenue.
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

We may not pay any dividends for the foreseeable future
The continued operation of, and strategic initiatives for, our business will require substantial cash. Accordingly, although we paid an extraordinary dividend last year, we may not pay any other dividends on our ADSs for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our management board deems relevant.
Risks related to our corporate structure
The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association, the rules of our management board and our supervisory board, our other internal rules and policies and by Dutch law. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due regard to the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs representing our Class A shares.
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
We have a dual-class share structure such that our share capital consists of Class A shares and Class B shares. In respect of matters requiring the votes of shareholders, based on our dual-class share structure, holders of Class A shares are entitled to one vote per share, while holders of Class B shares are entitled to ten votes per share. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Each of our ADSs represents five Class A shares.
As of December 31, 2023, Expedia Group owned Class B shares representing 60.0% of our issued shares and 84.1% of the voting power in us, and Rolf Schrömgens, one of our founders and a member of our supervisory board, owned Class B shares representing 8.2% of our issued shares and 11.5% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. Mr. Schrömgens also holds Class A shares representing approximately 9.9% of our issued shares. See “Item 7: Major shareholders and related party transactions”. As a result of the dual-class share structure and the concentration of ownership, Expedia Group has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.
German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other laws and regulations, the German Insolvency Code (Insolvenzordnung) and Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests (COMI) is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such the aforementioned Regulation and the rules promulgated thereunder. Insolvency laws in Germany or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation or restructuring under U.S. insolvency laws.
Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.
Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third-party to acquire control of us or to effect a change in the composition of our management board and supervisory board. For example, such provisions include our dual-class share structure that gives greater voting power to the Class B shares owned by Expedia Group and Mr. Schrömgens, one of our founders and a member of our supervisory board, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board.
Dutch law also allows for staggered multi-year terms of our managing directors and supervisory directors, as a result of which only part of our managing directors and supervisory directors may be subject to appointment or re-appointment in any given year.
Furthermore, in accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our managing directors or supervisory directors), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.
Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
•our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
•other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).
U.S. investors may have difficulty enforcing civil liabilities against us or members of our management board and supervisory board.
We are organized and existing under the laws of the Netherlands, and, as such, under Dutch private international law rules the rights and obligations of our shareholders vis-à-vis the Company arising from Dutch corporate law and our articles of association, and the civil liability of our directors and executive officers is governed in certain respects by the laws of the Netherlands. We are not domiciled in the United States and most members of our management board and supervisory board are also non-residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, shareholders in certain jurisdictions other than the Netherlands, such as the United States, may have difficulty bringing an action against us. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply a law other than the laws of the United States. It is unclear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely on the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.
In addition, substantially all of our assets are located outside of the United States, and as such, it may not be possible to effect service of process within the United States on us or our directors and executive officers or to enforce judgements against us or them in U.S. courts, including judgements predicated upon civil liability provisions of the federal securities laws of the United States.

As of the date of this annual report, (i) there is no treaty in force between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force in the Netherlands, but have not entered into force in the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may (i) postpone recognition until the United States judgment has become final, (ii) refuse recognition under the understanding that recognition can be asked again once the United States judgment has become final, or (iii) impose as a condition for recognition that security is posted.
A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.
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
Since our incorporation, we have had, on a continuous basis, our place of effective management in Germany. Therefore, we believe that we are a tax resident of Germany under German national tax laws. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands under Dutch national tax laws. However, given that substantially all of our operations (along with all employees, management board members and fixed assets) are in Germany, based on current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we believe that we are tax resident solely in Germany for the purposes of the 2012 convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income. Our sole tax residency in Germany for purposes of the above-mentioned tax treaty is subject to the application of the provisions on tax residency as stipulated in such treaty as amended from time to time. The MLI, Germany and the Netherlands entered into, among other countries, should not, as of this date, affect such tax treaty’s rules regarding tax residency.
The applicable tax laws, tax treaties or interpretations thereof may change, including the MLI choices and reservation. Furthermore, whether we have our place of effective management in Germany and are as such solely tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws, tax treaties or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), or changes to applicable income tax treaties, including a change to Multilateral Instrument (MLI) choices and reservation, may result in us also becoming a tax resident of the Netherlands or another jurisdiction (other than Germany), potentially also triggering an exit tax liability in Germany or the Netherlands. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our ADS price and trading volume to decline.
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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, pursuant to the release of “base erosion and profit shifting” (BEPS) final Action Plans, and its implementation through the MLI, several countries including the countries in which we operate, have begun implementing the adopted MLI positions. Further, the Organisation for Economic Co-operation and Development's (OECD) work on a two pillar solution to address the tax challenges arising from the digitalization of the economy is expected to result in new legislation in various countries. In particular, in many countries new legislation is already applicable, or is in the process of being adopted, regarding the so-called OECD Pillar 2 initiative, which provides for a global minimum tax for multinational groups with an annual revenue of above €750 million. Germany and the Netherlands have adopted a new Minimum Tax Act (Mindeststeuergesetz in Germany and Wet minimumbelasting 2024 in the Netherlands) implementing the OECD Pillar 2 rules and transposing the European Union’s directive on Pillar 2 (Council Directive (EU) 2022/2523 of December 14, 2022). Generally, the Pillar 2 rules are effective for business years starting after December 30, 2023. We and our subsidiaries would not be in scope of the Pillar 2 rules on a standalone basis, but certain Pillar 2 rules may nevertheless apply to us given our consolidation within the Expedia Group. It should also be noted that the United States has not yet introduced legislation to comply with the OECD Pillar 2 rules, which gives rise to certain complexities in the application of the Pillar 2 rules in countries where they are already applicable. We continue to assess the Pillar 2 tax and compliance consequences. Moreover, several countries have unilaterally adopted digital services taxes or other similar taxes, while some other countries may adopt such taxes in the future. All ongoing developments mentioned above and other new initiatives could result, depending on how they are ultimately implemented, in incremental taxes and costly compliance requirements, and thus may adversely impact our business, results of operations, financial condition and prospects.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any future taxable year. We would be classified as a PFIC if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10: Additional information - E. Taxation - Material U.S. federal income tax considerations ”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.
Certain of our ADS holders may be unable to claim tax credits to reduce German withholding tax applicable to the payment of dividends.
Although we are a Dutch-incorporated company with German tax residency, if we pay dividends, such dividends will be subject to German (and potentially Dutch) withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable double tax treaty rate, however, by an application filed by the tax payer for a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the shares or ADSs of a German tax resident company may be unable to benefit from any available double tax treaty relief while they may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to tax, which could mean that a dividend is effectively taxed twice. Our ADSs have been issued by a depositary with a direct link to the U.S. Depository Trust Company, or DTC, which should reduce the risk that the applicable German withholding tax certificate cannot be delivered to the ADS holder. However, there can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders.
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
If we pay dividends on our ADSs, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.
If we pay dividends on our ADSs, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders and/

or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur upon a payment of dividends.
Furthermore, the withholding tax restriction referred to above is based on the current choices and reservation of Germany under the MLI with respect to the dual resident entities. If Germany changes its choices and reservation on the MLI, we may not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period till when no such agreement has been reached between Germany and the Netherlands, may be subject to withholding tax both in Germany and the Netherlands.
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
•extraordinary dividends or equity restructurings;
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
Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs. Rolf Schrömgens, one of our founders and a member of our supervisory board, continues to hold a significant shareholding in us and has made sales of ADSs in recent years. Mr. Schrömgens may conduct further significant sales of ADSs in the future. See “Item 7: Major shareholders and related party transactions - A. Major Shareholders" for more information. The ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act or ADSs sold in transactions not subject to the registration requirements of the Securities Act, which will in each case be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
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
Our agent in the United States is Cogency Global Inc., and its address is 122 East 42nd Street, 18th Floor, New York, NY 10168.
The Securities and Exchange Commission (the "SEC") maintains an Internet site (http:// www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website that includes our SEC filings and other information at ir.trivago.com.
Principal capital expenditures and divestitures
For information on our principal capital expenditures and divestitures, see "Note 3 - Acquisitions and other investments" in the notes to our audited consolidated financial statements included in this annual report.
Public takeover offers
Since January 1, 2022, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.
Segment reporting
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Japan, Turkey, Australia, Hong Kong and India. Other revenue is included in Corporate and Eliminations, along with all corporate functions and expenses, excluding direct advertising.

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

B. Business overview
Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2023, we offered access to more than 5.0 million hotels and other types of accommodation, including 3.8 million units of alternative accommodation such as vacation rentals and apartments, in over 190 countries.
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
In the year ended December 31, 2023, we generated revenue of €485.0 million, net loss of €164.5 million, and Adjusted EBITDA of €54.1 million. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures" for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss). See, also "Item 5: Operating and financial review and prospects - Results of Operations - Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets.

trivago's search platform
Our accommodation search platform forms the core of our user experience. It is a search and comparison product, and users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of accommodations in the world. As of December 31, 2023, our database included more than 5.0 million (2022: 5.0 million) hotels and other types of accommodations, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations. As of December 31, 2023, we offered access on our search platform to more than 3.8 million (2022: 3.8 million) units of alternative accommodation, such as vacation rentals and private apartments.

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

CPC bidding model
Our advertisers continue to participate in our marketplace primarily through CPC, or cost-per-click, bidding. Advertisers that use this method submit CPC bids for an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as twice per day - on a property-by-property and market-by-market basis, and provide us with information on hotel room and other accommodation rates and availability on a near-real time basis. CPC bids can be adjusted upwards or downwards for a set of dimensions (length-of-stay, booking-window, standard-date, group-size).
We also offer our advertisers the opportunity to advertise and promote their business through hotel/accommodation sponsored placements on our websites. This service is generally also priced on a CPC basis and guarantees that advertiser placement in a pre-selected slot typically at the top of our search results.
Cost-per-acquisition model
We also offer our advertisers the opportunity to participate in our marketplace on a CPA, or cost-per-acquisition, basis, whereby an advertiser pays us a percentage of the booking amount that ultimately result from a referral. The CPA model enables our advertisers to be charged only in the event a user ultimately completes a booking, enabling them to reduce their risk as they only pay when an actual booking takes place. Advertisers may set multiple CPA campaigns in a given market, and update CPA inputs for each campaign frequently. When an advertiser opts to participate in our marketplace on a CPA basis, we calculate a CPC bid-equivalent based on potential booking value, and the CPA inputs. This equivalent is then used for the purpose of the ranking and sorting algorithm described below.
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
CPC levels play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site, to determine the amount they are willing to pay. Generally, the higher the potential booking value or booking conversion generated by a referral and the more competitive the bidding, the more an advertiser is willing to bid for an accommodation advertisement on our marketplace. This means that the levels of advertisers’ CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has withdrawn for some period of time from its active inventory on trivago.
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

Our strategy
We want to be the obvious choice for price-savvy travelers searching for a hotel. We aim to simplify their planning, help them save, and instill confidence in their booking decisions. The value proposition of trivago is highly relevant as consumers continue to be price-conscious, great deals continue to be available and the trivago brand is well-recognized globally. This provides a strong foundation for us to build upon. We expect the following four strategic priorities will propel our success.
Brand
Reignite our globally recognized brand. We believe that rebuilding our branded visitor baseline is the key to return to growth, and we expect it to be a multi-year effort. We are continuously optimizing our brand budget allocation as well as our ads. Over time, we anticipate these efforts will enhance the efficiency of our marketing investments, and we expect to see the compounding effects to materialize over time.
Search
Enhance our hotel search experience. We are simplifying the search for hotels across hundreds of sites and millions of accommodations, saving travelers significant time. We are constantly enhancing the user experience by conducting tests on all aspects of our product. We are focused on improving the content and visual experience we offer to travelers. The power of AI/ML allows us to customize our search results and innovate our search experience.
Deals
Deliver the best deal discovery experience. We want to be the shortcut for finding great hotel deals and better prices. We believe this is where we can leverage our core competencies and differentiate our proposition. We aim to introduce new ways to spotlight savings and great deals in our search results with the objective of getting price-savvy travelers to return to our platform.
Partnerships
Empower our advertising partners to realize their full potential on trivago. By co-creating and innovating with our advertising partners, we aim to unlock user value throughout our meta-search platform and to remain a relevant marketing channel for our advertisers, driving high quality traffic.

Our customers
Customers that pay to advertise on trivago include:
•OTAs, including large international players, as well as smaller, regional and local OTAs;
•Hotel chains, including large multi-national hotel chains and smaller regional chains;
•Individual hotels;
•Providers of alternative accommodation, such as vacation rental or apartments; and
•Industry participants, including metasearch and content providers.
We generate the large majority of our Referral Revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 36% of our Referral Revenue for the year ended December 31, 2023. Booking Holdings and its affiliated brands, including Booking.com, Agoda and priceline.com, accounted for 43% of our Referral Revenue for the year ended December 31, 2023.
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
•OTAs, such as Booking.com, Agoda, Priceline, Ctrip, TUI, trip.com and Brand Expedia; and
•Alternative accommodation providers, such as Airbnb and Vrbo.
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
•Social networking services, such as Facebook and X (Twitter);
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

Intellectual property
Our intellectual property, including trademarks, is an important component of our business. We rely on confidentiality procedures and contractual provisions with suppliers to protect our proprietary technology and our brands. Based on recent technological developments, we amended our artist and agency agreements to ensure that we can secure all relevant rights for creative work when using artificial intelligence in relation to marketing materials. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants.
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, "Hotel? trivago", "trivago Rating Index", Youzhan, and our trivago logo. These trademarks are registered in various jurisdictions. Reflecting a brand revamp, we additionally registered a trivago trademark reflecting the new style as well as a new trivago logo trademark in our key markets.

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
In particular, we are subject to an evolving set of data privacy laws. trivago is subject to the GDPR, which has been in effect since May 25, 2018 and which has recently led to the imposition of significant fines on various companies. Due to the global nature of our operations, trivago is subject to an ever changing and growing patchwork of privacy laws, including the UK Data Protection Act 2018 the Brazilian General Data Protection Law (LGPD) and the Canadian Personal Information Protection and Electronic Documents Act, to name a few.

In the US, the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020 (CCPA) among other US state privacy laws; impose certain privacy requirements and restrictions as well as provide rights for consumers. Other privacy laws will continue to come into force in other US states, which may in turn influence other states or even the US Congress to pass comparable legislation, rendering it almost impossible to adopt a single compliance approach for the US. Other substantial markets have adopted or are in the process of adopting data protection regulations. As a result, the data privacy regulatory landscape is becoming more and more fragmented, and such regulations and the implementation and enforcement thereof risk being inconsistent or conflicting.
While we strive to monitor and comply with this complex and ever-changing set of laws, a failure or perceived or alleged failure to comply with data privacy requirements in one of the jurisdictions where we operate, or target users may significantly harm our businesses. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices.
The growing complexity of the data protection landscape is exemplified by the regulation regarding international transfer of personal data, which is rapidly evolving and likely to remain uncertain for the foreseeable future. In particular, the GDPR regulates transfers of EU personal data to third countries that have not been found by the European Commission to provide adequate protection to such EU personal data, such as the United States. A considerable number of our service providers and hotels operate in such jurisdictions. In July 2023, the European Commission has adopted an adequacy decision for the Data Privacy Framework (DPF) which has been negotiated between the US and the European Union. This DPF provides companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. While this new framework might help reduce the complexity surrounding the transfer of personal data from the EU to the US, uncertainty remains as to the validity of this DPF (it is already subject, and might continue on being subject to, legal challenges). At present, companies still mostly rely on the European Commission’s Standard Contractual Clauses to transfer personal data from Europe to the United States and other countries that have not been found to provide adequate protection to EU personal data. However, reliance on the Standard Contractual Clauses is subject to enhanced due diligence on the data importer's national laws: a transfer impact assessment must be carried out for any transfers and supplementary measures may have to accompany the Standard Contractual Clauses for a transfer to be compliant. These changes are causing us to continually review our current compliance approach and may result in additional compliance costs. The legal uncertainty related to cross-border transfers of personal data, could harm our ability to transfer personal data outside of the EU, and could in turn harm our ability to provide, and our customers' ability to use, some of our services.
Many governmental authorities in the markets in which we operate, especially in the EU, are also considering, or are in the process of implementing, additional and potentially diverging legislative and regulatory proposals that would or will increase the level and complexity of regulation of technology companies. For example, the EU’s Digital Services Act, which fully entered into force on February 17, 2024, applies to trivago and, inter alia, imposes further disclosure obligations on us. The interpretation of this new regulation, which remains unclear for some of its provisions, is still subject to the upcoming publication of guidelines by the European Commission – the issuance of which could lead us to reassess our compliance approach on short notice. The EU has also adopted, or is in the process of adopting, a broad range of new legal instruments aimed primarily at regulating the technology sector (for example, the EU's Data Governance Act, the EU's Digital Markets Act, the EU’s Data Act, the new EU's Network and Information Security Directive ("NIS 2"), and the ePrivacy Regulation).
The emergence of increasingly sophisticated artificial intelligence (“AI”) models in recent years has prompted lawmakers around the world to consider or adopt AI-related regulations. For example, in February 2024, representatives of European Union Member States reached agreement on the proposed text of the EU’s Artificial Intelligence Act, one of the first comprehensive regulations on AI. Other substantial markets, like the US and the UK, are also in the process of considering AI-specific legislation. The legal landscape surrounding AI therefore remains uncertain and will require close monitoring in the coming years, as trivago increasingly applies AI technologies. For more details, see “Item 3: Key information - D. Risk factors – Operational risks - Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.”
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
Infrastructure
Our primary data center is situated in Germany, and we additionally utilize cloud servers located in the E.U., U.S., and Singapore, which we believe offer us secure and scalable storage and processing power at manageable incremental expense. While much of the data we receive and capture is not sensitive, our data centers and our cloud providers strive to be compliant with the highest security standards. Where required, our data centers and cloud providers are payment card industry (PCI) compliant and accordingly, it is our policy to store separately the limited amount of relevant sensitive data that we do capture. We have designed our websites, apps and infrastructure to be able to support high-volume demand.
Software
We develop our own software employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

C.    Organizational structure
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2023:
*Class A shares are held by the public shareholders and by the Founders. Based on the information available through public filings, Rolf Schrömgens currently owns: 34,483,934 Class A (13D/A filed on December 19, 2023). For more information on shareholding, please see Item 7A. Major Shareholders.
**As of December 31, 2023, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders and a member of our supervisory board.
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
trivago N.V. is the direct or indirect holding company of our subsidiaries. As of December 31, 2023, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant".

D.    Property, plant and equipment
In June 2018, we moved into our headquarters located in Düsseldorf's media harbor. We currently occupy 18,632 square meters of office space, which has been certified with LEED core & shell Gold - representing a state-of-the-art workplace for trivago. The lease provides for a fixed ten-year term plus two renewal options, each for a term of five years. Initially, trivago N.V. was the sole tenant of the building and the building was, therefore, built to our specifications.
As a result of negotiations of our lease contract for the Campus in Düsseldorf, Germany, we signed an amendment to the contract, which became effective in January 2021. The agreement includes the return of unused office spaces and a corresponding reduction of rent, as well as the sale of certain fixed assets related to the space to the landlord. Please refer to "Note 7 - Leases" in the notes to our audited consolidated financial statements included in this annual report for further details.
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
For a discussion of the year ended December 31, 2022 compared to December 31, 2021, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, "Item 5: Operating and financial review and prospects."

A. Operating results
Overview
Our total revenue for the years ended December 31, 2023 and 2022 was €485.0 million and €535.0 million, respectively, representing a decrease of 9%. Our Referral Revenue for the years ended December 31, 2023 and 2022 was €476.8 million and €521.8 million, respectively, representing a decrease of 9%.
In the year ended December 31, 2023, Referral Revenue decreased on a year-over-year basis by 19% and 9% in Americas and Developed Europe, respectively, while it increased by 25% in Rest of World, compared to the year ended December 31, 2022.
We recorded a net loss for the year ended December 31, 2023 of €164.5 million, compared to a net loss for the year ended December 31, 2022 of €127.2 million, representing a larger loss of €37.3 million from 2022 to 2023.
Adjusted EBITDA for the years ended December 31, 2023 and 2022 was €54.1 million and €107.5 million, respectively. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures” for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss).
Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis. We continue to onboard additional advertisers to the CPA model. See “Item 4: Information on the company - B. Business overview - Marketplace".
We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as access services and subscription fees earned from advertisers for the trivago Business Studio PRO Package. We also offered white label services and display advertisements, which were discontinued during 2023. Revenues earned from these B2B solutions did not represent a significant portion of our total revenue.
Revenue is monitored by reviewing developments in the number of referrals, the Revenue per Referral, or RPR, and our key metric Return on Advertising Spend, or ROAS.

Referrals
We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral mostly on a CPC basis.
We believe the primary factors that drive changes in our referral levels are the number of visits to our websites and apps (referred to as traffic volume(s)), the number of available accommodations on our search platform, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the user friendliness of our websites and apps and the degree of customization of our search results for each visitor. Our referral levels are also heavily impacted by changes in our investment in Advertising Spend, as we rely on brand and performance marketing to attract users to our platform. In addition to continuously seeking expansion of our hotel and alternative accommodations advertisers network, we partner with such hotels or service providers to improve content and constantly test and improve the features of our websites and apps to improve the user experience, including our interface, user friendliness, and personalization for each visitor.
Revenue per Referral
We use Revenue per Referral, or RPR, to measure how effectively we convert referrals to revenue. RPR is calculated as Referral Revenue divided by the total number of referrals in a given period.
RPR is determined by the CPC bids or CPA bids our advertisers submit on our marketplace. CPC bids submitted by our advertisers (or a CPC-equivalent in the case of advertisers billed on a CPA basis) play an important role in determining the prominence given to offers and their placement in our search results.
Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. We refer to this percentage of booking value we earn in Referral Revenue as revenue share or as our monetization. The bidding dynamics of our advertisers on our platform affects the level of monetization. Accordingly, the bidding behavior of our advertisers is also influenced by the rate at which our referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from referrals as a result of hotels and other accommodation booked on their sites, or booking value. The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace and, in particular, to gain insight into how our advertisers manage their advertising campaigns. Booking value is influenced by factors such as average daily rates of accommodation prices and duration, referred to as length of stay. Foreign exchange developments against our reporting currency (the euro) also play a role in revenue developments.
Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or booking conversion generated by a referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace, and therefore resulting in higher levels of monetization. The dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.
The following tables set forth the percentage changes year-over-year of RPR and the number of referrals for our reportable segments for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

Year ended December 31,
% increase/decrease in RPR (unaudited)	2023 vs 2022
Americas	(8)%
Developed Europe	(2)%
Rest of World	18%
Total	(6)%

Year ended December 31,
% increase/decrease in number of referrals (unaudited)	2023 vs 2022
Americas	(11)%
Developed Europe	(7)%
Rest of World	8%
Total	(4)%
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
Our ROAS by reportable segment for the years ended December 31, 2023 and 2022 was as follows:

	Year ended December 31,
ROAS by segment (unaudited)	2023	2022
Americas	148.3%	164.4%
Developed Europe	146.0%	158.6%
Rest of World	150.1%	188.8%
Consolidated ROAS	147.6%	164.4%
Consolidated ROAS decreased to 147.6% for the year ended December 31, 2023, compared to 164.4% in the same period in 2022. ROAS decreased by 16.1ppts, 12.6ppts and 38.7ppts in Americas, Developed Europe and Rest of World, respectively, compared to the year ended December 31, 2022.
Americas
In the year ended December 31, 2023, ROAS in Americas decreased to 148.3% as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend compared to the same period in 2022. Advertising Spend decreased by €12.6 million, or 9.6%, to €119.0 million in the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly due to adjustments made to our performance marketing activities to maintain our ROAS targets. ROAS contribution decreased by €27.4 million, or 32.3%, to €57.4 million in the year ended December 31, 2023, compared to the same period in 2022.
Developed Europe
In the year ended December 31, 2023, ROAS in Developed Europe decreased to 146.0% as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend compared to the same period in 2022. Advertising Spend decreased by €2.1 million, or 1.4%, to €147.7 million in the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly due to adjustments made to our performance marketing activities to maintain our ROAS targets, which were partly offset by increased brand investments. ROAS contribution decreased by €19.9 million, or 22.6%, to €68.0 million in the year ended December 31, 2023, compared to the same period in 2022.
Rest of World
In the year ended December 31, 2023, ROAS in Rest of World decreased to 150.1% as the relative increase in Advertising Spend was greater than the relative increase in Referral Revenue compared to the same period in 2022. Advertising Spend increased by €20.6 million, or 57.4%, to €56.5 million in the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly driven by a significant increase in marketing activities due to the recovery of travel demand, particularly in Japan. ROAS contribution decreased by €3.5 million, or 11.0%, to €28.3 million in the year ended December 31, 2023, compared to the same period in 2022.
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
Volatility in monetization and traffic volumes
During 2023, we observed lower levels of monetization compared to the prior year when we had benefited from a strong auction in our marketplace and the seasonal uptick in monetization had been particularly pronounced. Foreign exchange headwinds also negatively impacted our financial performance. We observed higher average booking values during 2023, although the levels normalized during the fourth quarter. At the beginning of 2024, monetization levels were volatile, varying significantly over the course of January.
In addition, we observed increased volatility in the results of our performance marketing campaigns during 2023. Higher levels of competition in performance marketing channels continued to negatively impact our results, which resulted in traffic volume declines, particularly in our Developed Europe and Americas segments. As we continued to be disciplined with ROAS targets, we experienced significant declines in performance marketing traffic volumes. In addition, we observed ad format tests on Google that negatively impacted traffic volumes to our platform. These declines were partly offset by increased traffic volumes in our Rest of World segment, where we continue to observe a strong recovery in post-COVID travel and the positive impact of marketing investments.
Brand marketing investments
We announced in September a renewed focus on our brand marketing strategy which aims to fuel long-term growth. We kicked off our new marketing campaigns in mid-December 2023, rolling out globally our new creative and refreshed logo in an effort to rejuvenate the brand. We expect the short-term effect of these brand investments on our traffic volumes to be limited and aim to see revenue growth in the medium-term; however, we believe that these investments will help us increase our brand baseline traffic over time, while negatively impacting our profitability in the near-term.
Macroeconomic and geopolitical environment
We continue to closely monitor the ongoing conflict affecting the Middle Eastern region. A prolonged or further escalation in the conflict may have a negative impact on our Rest of World segment results. We expect the new and existing geopolitical conflicts, disruptions to supply chain operations, and inflationary pressures to continue to have an impact on the travel market going forward. Against this backdrop, we believe travelers will have an increased need to compare prices as they focus on saving.
Impairments of intangible assets and goodwill
As a result of adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline, and uncertainty in our operating environment and in the overall economic environment, we performed a quantitative impairment assessment for our annual intangible assets and goodwill impairment test during the third quarter of 2023 resulting in impairment charges totaling €196.1 million. For more information on the impairment charge, see "Note 8 - Goodwill and intangible assets, net" in the notes to our audited consolidated financial statements included in this annual report.
Advertiser structure
We continue to generate most of our Referral Revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 36% of our Referral Revenue for the year ended 2023. Booking Holdings and its affiliated brands, Booking.com, Agoda and priceline.com accounted for 43% of our Referral Revenue for the year ended 2023. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost.

Results of Operations
Comparison of the years ended December 31, 2023 and 2022:

	Year ended December 31,		% Change
(in millions)	2023	2022	2023 vs 2022
Consolidated statement of operations:
Revenue	€312.6	€361.7	(14)%
Revenue from related party	172.5	173.3	(1)%
Total revenue	€485.0	€535.0	(9)%

Costs and expenses:
Cost of revenue	12.0	12.7	(6)%
Selling and marketing	345.6	342.0	1%
Technology and content	49.0	54.9	(11)%
General and administrative	38.7	60.9	(36)%
Amortization of intangible assets	0.1	0.1	—%
Impairment of intangible assets and goodwill	196.1	184.6	6%
Operating loss	€(156.6)	€(120.3)	30%

Other income/(expense)
Interest expense	0.0	(0.1)	(100)%
Interest income	5.2	0.6	n.m.
Other, net	(0.5)	(0.5)	—%
Total other income/(expense), net	€4.7	€0.0	N/A

Loss before income taxes	€(151.9)	€(120.2)	26%
Expense for income taxes	12.4	6.6	88%
Loss before equity method investment	€(164.3)	€(126.8)	30%
Loss from equity method investment	(0.2)	(0.4)	(50)%
Net loss	€(164.5)	€(127.2)	29%
n.m. not meaningful
Note: Some figures may not add due to rounding.

	Year ended December 31,
	2023	2022
Consolidated statement of operations as a percent of total revenue:
Revenue	64%	68%
Revenue from related party	36%	32%
Total revenue	100%	100%
Costs and expenses:
Cost of revenue	2%	2%
Selling and marketing	71%	64%
Technology and content	10%	10%
General and administrative	8%	11%
Amortization of intangible assets	0%	0%
Impairment of intangible assets and goodwill	40%	35%
Operating loss	(32)%	(22)%

Other income/(expense)
Interest expense	0%	(0)%
Interest income	1%	0%
Other, net	0%	0%
Total other income/(expense), net	1%	0%

Loss before income taxes	(31)%	(22)%
Expense for income taxes	3%	1%
Loss before equity method investment	(34)%	(24)%
Loss from equity method investment	0%	0%
Net loss	(34)%	(24)%
Revenue
Our total revenue in the year ended December 31, 2023, consisted of Referral Revenue of €476.8 million and other revenue of €8.2 million.
Total revenue for the year ended December 31, 2023 was €485.0 million, representing a decrease of €50.0 million, or 9.3%, compared to the year ended December 31, 2022. Revenue from third parties for the year ended December 31, 2023, decreased by €49.1 million, or 13.6%, while revenue from related parties decreased by €0.8 million, or 0.5% for the same period.
Referral revenue for the year ended December 31, 2023 was €476.8 million, representing a decrease of €45.0 million, or 8.6%, compared to the same period in 2022. This decrease was primarily driven by softer bidding dynamics on our platform compared to the year ended December 31, 2022, when we had benefited from a strong auction. It was further driven by lower traffic volumes from increased competition in performance marketing channels and a negative foreign exchange rate impact due to the strengthening of the euro against foreign currencies, compared to the year ended December 31, 2022. The decrease was partly offset by higher average booking values and better booking conversion compared to the same period in 2022.

The breakdown of Referral Revenue by reportable segment is as follows:

	Year ended December 31,		% Change
(in millions)	2023	2022	2023 vs 2022
Americas	€176.4	€216.4	(19)%
Developed Europe	215.7	237.7	(9)%
Rest of World	84.7	67.7	25%
Total	€476.8	€521.8	(9)%
Referral Revenue in Americas in the year ended December 31, 2023, decreased by €40.0 million, or 19.0%, compared to the same period in 2022. The year-over-year decrease was primarily driven by lower traffic volumes from increased competition in performance marketing channels, softer bidding dynamics on our platform compared to the same period in 2022 when we had benefited from a strong auction, and a negative foreign exchange rate impact due to the weakening of the U.S. dollar against the euro. These were partly offset by higher average booking values compared to the same period in 2022.
Referral Revenue in Developed Europe in the year ended December 31, 2023, decreased by €22.0 million, or 9.3%, compared to the same period in 2022. The decrease was primarily driven by softer bidding dynamics on our platform compared to the same period in 2022 when we had benefited from a strong auction, and by lower traffic volumes from increased competition in performance marketing channels. The decrease was partly offset by better booking conversion and higher average booking values compared to the same period in 2022.
Referral Revenue in Rest of World in the year ended December 31, 2023, increased by €17.0 million, or 25.1%, compared to the same period in 2022, which was mainly driven by higher average booking values, better booking conversion, and an increase in traffic volumes, particularly in Japan. The increase was partly offset by a negative foreign exchange rate impact primarily due to the weakening of the Japanese Yen against the euro, and by a reduction in traffic volumes mostly in Central Eastern Europe compared to the same period in 2022.
Cost of revenue and expenses
Cost of revenue
Our cost of revenue consists primarily of our third-party cloud-related service provider expenses and third-party data center expenses, depreciation expense for self owned data center, personnel-related expenses and share-based compensation for our infrastructure operations staff and our customer service team.
Cost of revenue was €12.0 million for the year ended December 31, 2023, and decreased by €0.7 million, or 6%, compared to the same period in 2022. The decrease was mainly driven by lower data center and cloud-related service provider costs.
Selling and marketing
Selling and marketing expense includes advertising expense, other selling and marketing expenses, and share-based compensation expense.
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

	Year ended December 31,		% Change
(in millions)	2023	2022	2023 vs 2022
Advertising expense	€323.2	€317.3	2%
% of total revenue	66.6%	59.3%
Other selling and marketing	21.9	24.0	(9)%
% of total revenue	4.5%	4.5%
Share-based compensation	0.5	0.7	(29)%
% of total revenue	0.1%	0.1%
Total selling and marketing expense	€345.6	€342.0	1%
% of total revenue	71.3%	63.9%
Selling and marketing expenses for the year ended December 31, 2023, increased by €3.6 million, or 1%, compared to the same period in 2022, primarily driven by the increase in Advertising Spend in the Rest of World segment.
Advertising Spend increased by €5.9 million, or 2%, for the year ended December 31, 2023, compared to the same period in 2022. Advertising Spend increased by 20.6 million to €56.5 million in Rest of World, while it decreased by €12.6 million and €2.1 million to €119.0 million and €147.7 million in Americas and Developed Europe, respectively, compared to the year ended December 31, 2022. The overall increase in Advertising Spend was driven by higher brand investments and was partly offset by lower performance marketing spend. For a more detailed discussion of changes in Advertising Spend by segment, see "Return on Advertising Spend (ROAS)" above.
Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2023 decreased by €2.1 million, or 9%, compared to the same period in 2022. The decrease was primarily driven by lower expenses incurred to acquire traffic, and lower personnel-related costs from a lower headcount following the discontinuation of certain products and projects in the prior year and as a result of an internal reorganization of existing teams to achieve efficiencies in 2022. The decrease was further driven by cancellation fees incurred in the prior year for contracts related to discontinued products, and was partly offset by higher television advertisement production costs.
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

	Year Ended December 31,		% Change
(in millions)	2023	2022	2023 vs 2022
Personnel	€27.3	€32.4	(16)%
Share-based compensation	1.7	3.0	(43)%
Depreciation of technology assets	3.7	4.9	(24)%
Professional fees and other	16.3	14.6	12%
Total technology and content	€49.0	€54.9	(11)%
% of total revenue	10.1%	10.3%
Technology and content expense for the year ended December 31, 2023 decreased by €5.9 million, or 11%, compared to the same period in 2022, mainly due to lower personnel-related costs, lower share-based compensation and depreciation expense, partly offset by higher professional fees and other expenses.

Personnel-related costs for the year ended December 31, 2023 decreased by €5.1 million, or 16%, mainly due a lower headcount following an internal reorganization of existing teams to achieve efficiencies through attrition and headcount reductions as a result of the discontinuation of certain products and projects in 2022. The decrease was further driven by lower severance payments compared to the year ended December 31, 2022.
Depreciation expense decreased by €1.2 million, or 24%, mainly due to lower underlying capitalized software and software development cost assets that are typically depreciated over a three year useful life.
Professional fees and other expenses increased by €1.7 million, or 12%, mainly due to higher cloud-related service provider costs and continuous investments to improve our platform. These were partly offset by the non-recurrence of an impairment of capitalized software assets related to discontinued products and projects recognized in the prior year.
General and administrative
General and administrative expense consists primarily of personnel-related costs including those of our executive leadership, finance, legal and human resource functions, as well as professional fees for external services including legal, tax and accounting. It also includes other overhead costs, depreciation and share-based compensation.

	Year ended December 31,		% Change
(in millions)	2023	2022	2023 vs 2022
Personnel	€17.3	€14.2	22%
Share-based compensation	7.2	11.4	(37)%
Professional fees and other	14.2	35.2	(60)%
Total general and administrative	€38.7	€60.9	(36)%
% of total revenue	8.0%	11.4%
Note: Some figures may not add due to rounding.
General and administrative expense for the year ended December 31, 2023 decreased by €22.2 million, or 36%, compared to the same period in 2022, mainly due to lower professional fees and other expenses and lower share-based compensation expense, partly offset by higher personnel-related costs.
The decrease in professional fees and other expenses for the year ended December 31, 2023 was mainly driven by the non-recurrence of the incremental expense of €20.7 million during 2022 in relation to the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us. The decrease was further driven by lower insurance expenses, and partly offset by ADS cancellation fees incurred in connection with our equity restructuring completed in the year ended December 31, 2023.
Personnel-related costs for the year ended December 31, 2023 increased by €3.1 million, or 22%, mainly due to an increase in compensation costs compared to the same period in 2022.
Amortization of intangible assets
Amortization of intangible assets was €0.1 million in both the year ended December 31, 2023 and in the year ended December 31, 2022, as we amortize intangible assets acquired through the weekengo GmbH acquisition.
Impairment of intangible assets and goodwill
We recorded cumulative impairment charges of €196.1 million and €184.6 million in the years ended December 31, 2023 and 2022, respectively. See "Note 8 - Goodwill and intangible assets, net" in the notes to our audited consolidated financial statements included in this annual report for further details.

Operating loss
Our operating loss was €156.6 million for the year ended December 31, 2023 compared to an operating loss of €120.3 million for the year ended December 31, 2022. The larger loss for the year ended December 31, 2023 was mainly driven by lower revenues of €50.0 million, or 9.3% compared to the same period in 2022, mainly due to lower monetization, lower traffic volumes, and negative foreign exchange effects. This larger loss was further driven by the higher impairment of indefinite-lived intangible assets and goodwill totaling €196.1 million compared to €184.6 million recorded in the same period 2022. This was partly offset by the non-recurrence of the incremental expense of €20.7 million recorded in prior year in relation to the proceeding brought by the ACCC against us.
Other income/(expense)
Other income for the year ended December 31, 2023 was €4.7 million compared to other income of €15 thousand in the same period in 2022. The increase was mainly due to a higher interest income in the year ended December 31, 2023 compared to the same period in 2022, while interest expense and other expense remained mostly flat.
Interest income increased by €4.6 million compared to the same period in 2022 due to higher interest rates on our bank accounts and term deposits held with financial institutions in the current year.
Expense for income taxes

	Year ended December 31,		% change
(in millions)	2023	2022	2023 vs 2022
Expense for income taxes	€12.4	€6.6	87.9%
Effective tax rate	(8.2)%	(5.5)%
Income tax expense was €12.4 million in the twelve months ended December 31, 2023, compared to €6.6 million in the same period in 2022. Our effective tax rate was (8.2)% in 2023, compared to (5.5)% in 2022. Non-deductible share-based compensation of (pre-tax) €9.5 million in 2023 and €15.3 million in 2022 had an impact on the effective tax rates of (2.0)% and (4.0)% in the years ended December 31, 2023 and 2022, respectively. Non-deductible impairment expenses on goodwill of (pre-tax) €181.9 million in 2023 and €104.6 million in 2022 had an impact on the effective tax rate of (37.4)% and (27.2)% in the years ended December 31, 2023 and 2022, respectively. The release of €0.7 million in uncertain tax position had an impact on the effective tax rate of 0.5% in the year ended December 31, 2023.
The details on the movement in valuation allowance are included in "Note 10 - Income taxes" in the notes to our audited consolidated financial statements included in this annual report. Other differences relate to one-off items during the year, such as non-deductible expenses which are individually insignificant.
Loss from equity method investment
Loss from our equity method investment in UBIO was €0.2 million for the year ended December 31, 2023 compared to €0.4 million in the same period in 2022.
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
Interest rate risk
We did not experience any significant impact from changes in interest rates and had no outstanding loans during the year ended December 31, 2023.

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
Changes in foreign exchange rates can amplify or reduce changes in the underlying trends in our revenue. Although we have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency of the advertiser placing the booking in which the booking with our advertisers is denominated.
Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €0.5 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable and accounts payable balances as of December 31, 2023. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the year ended December 31, 2023 we had net foreign exchange rate losses of €0.6 million compared to losses of €0.2 million in the year ended December 31, 2022.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 36% of our total revenue for the year ended December 31, 2023 and 45% of total accounts receivable as of December 31, 2023. Booking Holdings and its affiliates represented 43% of our total revenue for the year ended December 31, 2023 and 25% of total accounts receivable as of December 31, 2023.

B.    Liquidity and capital resources
For the year ended December 31, 2023, total cash, cash equivalents and restricted cash decreased by €146.7 million to €102.2 million, of which €101.8 million were included in cash and cash equivalents and €0.3 million in short-term restricted cash in the balance sheet. The decrease in total cash, cash equivalents and restricted cash was mainly driven by negative cash flows from financing activities, partly offset by positive cash flows from operating and investing activities.

Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our cash balance are sufficient to meet our ongoing capital expenditures, working capital and other capital needs.
The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
(in millions)	2023	2022
Cash flows provided by operating activities	€27.8	€66.3
Cash flows provided by/(used in) investing activities	16.3	(54.9)
Cash flows used in financing activities	(190.4)	(19.6)
Cash Flows Provided by Operating Activities
For the year ended December 31, 2023, net cash provided by operating activities was €27.8 million, primarily driven by the adjustment of non-cash items totaling €208.2 million included in the period net loss of €164.5 million, partly offset by an overall negative change in operating assets and liabilities of €15.9 million.
Non-cash items reconciled from net loss include the intangible assets and goodwill impairment loss of €196.1 million, which also resulted in the reduction of the net intangible assets balance and the elimination of the goodwill balance as of December 31, 2023, share-based compensation of €9.5 million and depreciation of €4.4 million. These were partly offset by a reduction of deferred income taxes of €3.5 million.
The change in operating assets and liabilities was primarily driven by cash outflows consisting of a decrease in taxes payable of €10.2 million and an increase in taxes receivable of €6.3 million, an increase in prepaid expenses and other assets of €3.6 million, and a decrease in accounts payable of €2.4 million. These cash outflows were partly offset by a decrease in accounts receivable of €6.7 million due to lower revenues in the fourth quarter of 2023 compared to the same period in 2022.
Cash Flows Provided by Investing Activities
For the year ended December 31, 2023, cash provided by investing activities was €16.3 million, primarily driven by proceeds from sales and maturities of investments of €45.0 million. This was partly offset by the purchase of an investment of €25.2 million and cash outflows of €3.5 million related to capital expenditures, including internal-use software and website development.
Cash Flows Used in Financing Activities
For the year ended December 31, 2023, cash used in financing activities was €190.4 million, primarily driven by the one-time extraordinary dividend paid to shareholders in the fourth quarter of 2023 totaling €184.4 million and payments totaling €6.4 million related to withholding taxes on net share settlements of equity awards.

C.    Research and development expenses, patents and licenses, etc.
See “Item 4: Information on the company - B. Business overview.”

D.    Trend information
See “Item 5: Operating and financial review and prospects - A. Operating results.”

E.    Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with U.S. Generally Accepted Accounting Principles. Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.
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
The IBR was used to derive adjustments to operating lease ROU assets and lease liabilities as of the effective date of the lease modification. Estimating the IBR requires assessing a number of inputs including an estimated synthetic credit rating, collateral adjustments and interest rates. Selecting different inputs for this estimation may result in different adjustments to the carrying value of operating lease ROU assets and lease liabilities. The selected IBR would have to change by more than 70 basis points to result in a materially different post-modification operating lease ROU assets and lease liabilities balance.
Recoverability of goodwill and indefinite-lived intangible assets
We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually as of September 30th, or more frequently, if events and circumstances indicate that an impairment may have occurred.
For the year ended December 31, 2023, we performed a quantitative impairment assessment. A goodwill and indefinite-lived intangible assets impairment charge of €196.1 million was recorded for the quarter ended September 30, 2023 while performing our annual impairment test.
Goodwill is assigned to our three reporting units, which correspond to our three operating segments (Americas, Developed Europe and Rest of World), on the basis of their relative fair values. The fair value of each reporting unit was estimated using a blended analysis of the present value of future discounted cash flows and market valuation approach.
The discounted cash flow model requires significant estimates, including our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Changes in these estimates and assumptions could result in a materially different impairment charge in the period in which an impairment is recognized which could materially affect the estimated fair value of each reporting unit.
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
The most significant assumptions used in our current year analysis to determine the fair value of the reporting units were our weighted average cost of capital ("WACC") and long-term growth rate. The most significant assumptions used in determining the fair value of our indefinite-lived intangible assets were the royalty savings rate and the discount rate. The use of different estimates or assumptions in determining the fair value of our goodwill and indefinite-lived intangible assets may result in different values, which could result in an impairment, or in the period in which an impairment is recognized, could result in a materially different impairment charge.
As a result of our annual impairment test performed as of September 30, 2023, we recorded impairment charges to the Developed Europe and Americas reporting unit goodwill balances of €95.5 million and €86.5 million, respectively, which eliminated the goodwill balances in these reporting units. There was no goodwill allocated to the Rest of World reporting unit. Assuming all other assumptions remain constant, if the selected WACC decreased by 100 basis points, there would have been a remaining goodwill balance of €1.6 million in the Americas reporting unit and the goodwill balance in the Developed Europe reporting unit would have remained eliminated. The selected long-term growth rates for the Developed Europe and Americas reporting units were not sensitive for the goodwill impairment test.
As a result of our annual impairment test performed as of September 30, 2023, we recorded an impairment charge of €14.2 million to our indefinite-lived intangible assets. Assuming all other assumptions remain constant, a decrease of 100 basis points in the royalty savings rate would have resulted in a higher impairment charge of €25.1 million, while an increase of 100 basis points in the royalty savings rate would have resulted in no impairment charge. Assuming all other assumptions remain constant, an increase of 100 basis points in the selected discount rate would have resulted in a higher impairment charge of €3.6 million, while a decrease of 100 basis points in the selected discount rate would have resulted in a lower impairment charge of €3.9 million.
As of December 31, 2023, no goodwill balance remained in any reporting unit and the carrying value of our indefinite-lived intangible assets was €75.3 million. See "Note 8 - Goodwill and intangible assets, net" in the notes to our annual consolidated financial statements included in this annual report for further details.
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
Employee stock options primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of share options at the grant date or the modification date, if applicable, using the Black-Scholes option pricing model and the fair value of awards containing market-based conditions using a Monte Carlo simulation model. These models incorporate various assumptions including expected volatility of equity, expected term, and risk-free interest rate. We amortize the fair value over the vesting term on a straight-line basis, and for awards with market-based conditions, over the service period using the accelerated method. If any of the assumptions used in the model change significantly for future grant valuations or modification events, share-based compensation expense may differ materially in the future from that recorded in the current period.

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2023:

	Payments due by period
(in millions)	Total	Short-term	Long-term
Operating leases, including imputed interest (1)	€51.5	€3.7	€47.8
Finance lease obligations	0.2	0.1	0.1
Purchase obligations(2)	26.8	14.5	12.3
Total (3)	€78.5	€18.3	€60.2
(1) Operating lease obligations include leases for office space. Certain leases contain renewal options. Lease obligations expire at various dates with the latest maturity in 2038. Refer to "Note 2 - Significant accounting policies" in the audited consolidated financial statements included in this annual report for detailed discussion on our accounting for operating leases. The lease obligations have not been reduced by minimum sublease rental income due in the future under non-cancelable sublease agreements which is expected to be immaterial for the future period.
(2) Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
(3) Excludes €8.6 million of net unrecognized tax benefits for which we cannot make a reasonably reliable estimate of the period of payment.

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
•certain other items, including restructuring, ADS cancellation fees, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.
From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.
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
We periodically provide an Adjusted EBITDA outlook however, we are not able to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.
The below table presents a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in millions)	2023	2022
Net loss	€(164.5)	€(127.2)
Loss from equity method investment	(0.2)	(0.4)
Loss before equity method investment	€(164.3)	€(126.8)
Expense for income taxes	12.4	6.6
Loss before income taxes	(151.9)	(120.2)
Add/(less):
Interest expense	0.0	0.1
Interest income	(5.2)	(0.6)
Other, net	0.5	0.5
Operating loss	(156.6)	(120.3)
Depreciation of property and equipment and amortization of intangible assets	4.6	6.1
Impairment of, and gains and losses on disposals of, property and equipment	0.0	0.9
Impairment of intangible assets and goodwill	196.1	184.6
Share-based compensation	9.5	15.3
Certain other items, including restructuring, ADS cancellation fees, significant legal settlements and court ordered penalties(1) (2)	0.5	20.7
Adjusted EBITDA	54.1	107.5
Note: Some figures may not add due to rounding.
(1) The €0.5 million presented within the certain other items line in the tabular reconciliation for the year ended December 31, 2023 is attributable to the ADS cancellation fees incurred in connection with our equity restructuring completed in the fourth quarter of 2023. As the equity restructuring was a result of the payment of a one-time extraordinary dividend, these fees were excluded when calculating Adjusted EBITDA in 2023.
(2) The €20.7 million presented within the certain other items line in the tabular reconciliation for the year ended December 31, 2022 is attributable to the ACCC penalty and costs imposed on us in the judgement by the Australian Federal Court in the proceeding brought by the ACCC. Due to the size and unusual nature of the expenses relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it is also excluded when calculating Adjusted EBITDA. Of the AUD 44.7 million penalty assessed by the Australian Federal Court, a portion was accrued for over multiple accounting periods prior to the change in Adjusted EBITDA definition which took place in the first quarter of 2020. As a result, a portion of the penalty net of foreign exchange was presented within Adjusted EBITDA in prior periods. See "Note 13 - Commitments and contingencies" in the notes to our audited consolidated financial statements included in this annual report for further details.

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
Management board

Name	Age	Position	Year of initial appointment	Expiration of current term
Johannes Thomas	36	Managing Director for Communication, Strategy, Partnerships and Talents and Culture (Chief Executive Officer)	2023	2027
Jasmine Ezz	32	Managing Director for Marketing (Chief Marketing Officer)	2023	2027
Andrej Lehnert	55	Managing Director for Product (Chief Product Officer)	2023	2027
Kevin Hu*	34	Interim Chief Financial Officer*	2024	2024
*Mr. Hu is designated as our acting Chief Financial Officer for the period from January 1 to March 31, 2024 with such powers and responsibilities as held by the former Chief Financial Officer when acting in that capacity, and which the management board may deem reasonable and appropriate. He is not a member of our management board.
The following paragraphs set forth biographical information regarding our management board members as well as our chief financial officer.
Johannes Thomas currently serves as a managing director and chief executive officer. Prior to joining trivago, Mr. Thomas was Managing Director of ColQ.capital an investment fund that leverages collective intelligence to make investment decisions. Prior to joining ColQ, he was Managing Director and Chief Revenue Officer at trivago. Mr. Thomas joined us in 2011 to build up the Performance Marketing Department and then steered the path of the advertiser relations unit. Mr. Thomas also headed up the Business Operations and Strategy Department, which was responsible for running strategic projects and acquisitions within trivago for several years.
Jasmine Ezz currently serves as managing director and chief marketing officer. Prior to her return to trivago in 2023, she served as co-founder and Managing Director of Grid GmbH, an event and nightlife app, which allowed users to buy tickets, order in-app and pay on a cashless basis. From 2014 to 2020, she held various positions at trivago, most recently as Head of Media Buying. Ms. Ezz holds a master’s degree in international management from the Rotterdam School of Management, Erasmus University and a bachelor’s degree in international business from Maastricht University.
Andrej Lehnert currently serves as managing director and chief product officer. Prior to his return to trivago in 2023, Mr. Lehnert served as Managing Director of CoIQ.capital, an investment fund that leverages collective intelligence to make investment decisions. Prior to joining CoIQ in 2020, he most recently served as Managing Director and Chief Marketing Officer of trivago, which he initially joined in 2011. Before that, Mr. Lehnert led his own Internet venture from 2008 to 2011, after having been with the William Wrigley Jr. Company from 2001 to 2008, in the role of Director, Global Market Intelligence. Mr. Lehnert holds a degree of business administration from University Erlangen-Nuremberg.
Kevin Hu currently serves as our interim chief financial officer and leads the finance team as Head of Finance. He joined our financial reporting team in 2017 and later led the team as Head of Financial Reporting. Prior to joining us, he worked as a Chartered Professional Accountant for KPMG. Mr. Hu holds a Bachelor of Business Administration degree with a major in accounting from Simon Fraser University.

Changes to the Management Board
•On May 9, 2023 Axel Hefer resigned as chief executive officer and managing director. On the same day, the supervisory board designated Johannes Thomas as temporary member of the management board and as chief executive officer.
•On June 30, 2023, Johannes Thomas, Andrej Lehnert and Jasmine Ezz were appointed as managing directors at our annual general meeting of shareholders with a term expiring at our annual general meeting of shareholders to be held in 2027.
•On June 30, 2023, Matthias Tillmann was re-appointed as managing director and chief financial officer at our annual general meeting of shareholders with a term expiring at our annual general meeting of shareholders to be held in 2024. On December 31, 2023, Matthias Tillmann resigned as managing director and chief financial officer.
•The Supervisory Board appointed Kevin Hu, our head of finance, as interim chief financial officer for a period from January 1 to March 31, 2024.
•With an effective date of April 1, 2024, the Supervisory Board has designated Robin Harries as temporary member of the management board and chief financial officer, pending his appointment at our annual general meeting of shareholders.
Supervisory board

Name	Age	Year of initial appointment	Expiration of current term
Joana Breidenbach	58	2021	2024
Robert Dzielak	53	2021	2024
Eric Hart	48	2021	2024
Peter M. Kern	56	2016	2025
Hiren Mankodi	50	2016	2025
Mieke De Schepper	48	2022	2025
Niklas Östberg	43	2016	2025
Rolf Schrömgens	47	2023	2026
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
Eric M. Hart currently serves as chairman of the supervisory board of trivago. Since October 2023 he served as Chief Financial Officer of Plaid. Mr. Hart previously served as the Chief Financial Officer of Expedia Group from April 2020 until October 2022, overseeing Expedia Group’s accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart served as acting Chief Financial Officer of Expedia Group after the departure of the former Chief Financial

Officer in December of 2019. Mr. Hart also served as Expedia Group’s Chief Strategy Officer with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group’s CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of Expedia Group’s largest acquisitions. Before joining Expedia Group, Mr. Hart spent time as a Vice President at Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor’s degree from Georgia State University and a Master’s in Business Administration from University of Chicago Booth School of Business.
Peter M. Kern has been a director of Expedia Group since 2005, has served as Vice Chairman of Expedia Group since June 2018, and has served as Chief Executive Officer of Expedia Group since April 2020. Mr. Kern served on the board of directors of Tribune Media Company from October 2016 through the completion of Tribune Media’s merger with Nextstar Media Group, Inc. in 2019, and served as Tribune Media’s Chief Executive Officer from 2017 through 2019. Mr. Kern also served as a Managing Partner of InterMedia Partners VII, LP, a private equity firm, from 2005 through 2023. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. Mr. Kern also served as the Chairman of the Supervisory Board of trivago N.V. from 2016 through 2022, and as Chairman of the board of directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company, from 2019 through 2022. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.
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
Rolf Schrömgens is the co-founder of leadership.sprouts, an organization that aims to evolve leadership into the digital age. He also is the co-founder of brafe.space, a movement to create a space for entrepreneurs and activists to evolve themselves and their organizations. Until the end of 2019, Mr. Schrömgens was Chief Executive Officer of trivago. He was previously a member of our supervisory board in 2020 and 2021. Prior to founding trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).

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
Changes to our supervisory board
•On June 30, 2023, Rolf Schrömgens - following a binding nomination of our supervisory board - was appointed as supervisory director for a period expiring at our annual general meeting of shareholders to be held in 2026.
Board Diversity Disclosure
The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq listing Rule 5605(f) and was provided by the members of our supervisory board members on a voluntary basis.
Board Diversity Matrix as of March 1, 2024*

Country of Principal Executive Offices			Germany
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			8 (7)

Part I: Gender Identity
	Female	Male	Non-Binary	Did not disclose
Directors	2	6 (5)	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country			2
LGBTQ+			0
Did Not Disclose Demographic Background			1
*Data in brackets refer to the deviating data as of date of March 3, 2023.

B. Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended December 31, 2023 is described in the tables below.
Our management board earned the following cash compensation with respect to their service as members of the management board during the fiscal year 2023:

(€ in thousands)	Ezz(1)	Hefer(2)	Lehnert(1)	Thomas(1)	Tillmann
Periodically-paid remuneration (base salary)	€290	€179	€290	€290	€1,800
Signing bonus	100	—	250	250	—
Benefits in kind	—	—	—	28	—
Total cash compensation	€390	€179	€540	€568	€1,800
(1) On May 9, 2023, the supervisory board appointed Johannes Thomas as executive officer and temporary member of our management board. On the same date, Jasmine Ezz and Andrej Lehnert were appointed executive officers, pending their appointment to the management board. On June 30, 2023, Mr. Thomas, Ms. Ezz and Mr. Lehnert were appointed to our management board at our annual general meeting of shareholders. The periodically-paid remuneration amounts presented reflect cash compensation for the period as a member of our management board and, in the case of Ms. Ezz and Mr. Lehnert, include compensation for the period of time when they served as executive officers and were not yet members of the management board.
(2) Axel Hefer ceased to be a member of our management board upon his resignation on May 9, 2023.
Consistent with prior year, the cash compensation does not contain a cash bonus portion. As of December 31, 2023, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.
In 2023, Mr. Tillmann exercised options at a strike price of €0.06 to receive 671,503 Class A shares (converted to ADSs at the appropriate ratio). Of this amount, 607,931 were subsequently sold pursuant to a trading plan established pursuant to Rule 10b5-1 of the Exchange Act.
Our management board held the following Class A share options (both vested and unvested) during the fiscal year 2023 for which there were remaining options outstanding as of December 31, 2023:

Beneficiary	Grant date	Vesting date	Number of options outstanding as of December 31, 2023	Strike price	Expiration date(1)
Ezz	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.93	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.93	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Hefer(7)	Sept 23, 2016	May 1, 2017, 2018, 2019	153,192	€11.75	None
	Mar 6, 2017	Jan 3, 2018, 2019, 2020	600,000	$12.14	Mar 6, 2024
	Mar 6, 2017	Jan 2, 2019, 2020, 2021	224,000	$7.17	Mar 6, 2024
	Dec 20, 2017	Jan 2, 2019, 2020, 2021	1,276,000	$7.17	Mar 31, 2024
	Dec 20, 2017	Jul 2, 2020, Jan 2, 2023	1,500,000	$7.17	Mar 31, 2024
	Mar 2, 2021	Three Year Vest(4)	—	€0.06	Mar 31, 2024
	Jul 11, 2022	Three Year vest(6)	218,135	€0.06	Mar 31, 2024
Lehnert	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.93	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.93	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Thomas	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.93	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.93	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Tillmann(8)	Mar 6, 2017	Jan. 3, 2018, 2019, 2020	40,000	$12.14	Mar 6, 2024
	Mar 21, 2018	Jan. 2, 2019, 2020, 2021	100,000	$7.01	Mar 21, 2025
	Mar 2, 2021	Three Year Vest(4)	—	€0.06	Mar 2, 2028
	Mar 2, 2021	Three Year Vest(5)	34,675	€0.06	Mar 2, 2028
	July 11, 2022	Three Year vest(6)	425,365	€0.06	July 11, 2029
	July 11, 2022	Feb. 15, 2023, 2024, 2025	567,150	€0.06	July 11, 2029
(1) Unvested options lapse when the beneficiary leaves the company.
(2) On November 2, 2023, the Compensation Committee resolved to modify this award pursuant to the authority granted to it under the 2016 Omnibus Incentive Plan to make adjustments in the event of an extraordinary dividend. The strike price decreased by the per-Class A share amount of the dividend converted into U.S. Dollars, from $1.50 to $0.93 per share.

(3) This award fully vests on June 30, 2027. The award contains a performance condition that will determine the number of shares earned at the end of the performance period. The performance condition is based upon trivago's adjusted share price where the adjusted share price is the sum of the adjusted closing price on the measurement date and the aggregate value of any dividends or distributions on the shares during the performance period. The adjusted closing price is the volume-weighted average price per share for the six or twelve month period ending on the measurement date, whichever is higher, and adjusted to eliminate the effect of any stock split, stock dividend, reverse stock split, consolidation or similar corporate action during the performance period. Potential award levels range from 25-125% of the grant quantity depending on the achievement of an adjusted share price ranging from $2.50-$5.50 on the measurement date. The performance period is from June 30, 2023 to June 30, 2027, which is also the measurement date.
(4) This award vested 1/3rd on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates. The awards were not exercisable until the completion of the performance period. The award contains performance conditions that will determine the number of shares earned at the end of the performance period pursuant to the respective vested stock options. The performance condition is based upon the three-year compound annual growth rate (CAGR) of trivago's share price. Potential award levels range from 0-200% of the grant depending on the achievement of a share price CAGR ranging from 10-20% over a three-year period (sliding scale). The start and end stock price is based on the 30-day trailing volume-weighted average share price. On December 31, 2023 it was determined that 0% of the options granted are still outstanding based on the CAGR at the end of the performance measurement period.
(5) This award vests as follows: 1/3rd vested on January 2, 2022, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(6) This award vests as follows: 16.6% vested on August 15, 2022, and an additional 8.3% will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting dates.
(7) On May 9, 2023, Mr. Hefer resigned and signed an agreement to provide substantive consultancy services. As a result, a modification was made to the vesting conditions for the outstanding market-based and service-based options because there was a mutual understanding reached on the agreement date that Mr. Hefer's equity awards will continue to vest until the end of his consultancy period.
(8) On October 3, 2023, Mr. Tillmann signed an agreement to provide substantive consultancy services subsequent to his termination date of December 31, 2023. As a result, a modification was made to the vesting conditions for the outstanding market-based and service-based options because there was a mutual understanding reached on the agreement date that Mr. Tillmann's equity awards will continue to vest until the end of his consultancy period.
The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2023 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2023:

(in thousands)	Breidenbach	De Schepper	Hart	Mankodi	Östberg
Periodically-paid remuneration (base salary)	$45	$45	€250	$45	$45
Bonuses	—	—	—	—	—
Total cash compensation	$45	$45	€250	$45	$45
Mr. Dzielak, Mr. Kern and Mr. Schrömgens were not provided with any cash or equity compensation for their service on our supervisory board for the year ended December 31, 2023. On September 14, 2022, the supervisory board approved annual cash compensation of €250,000 for Eric Hart, followed by the approval of the payment of this amount during our annual general meeting of shareholders on June 30, 2023.

Our supervisory board held the following Class A share options and/or restricted stock units (RSUs) (both vested and unvested) during the fiscal year 2023 for which there were remaining options and/or RSUs outstanding as of December 31, 2023:
Options

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price	Expiration date
Breidenbach	July 22, 2021	Three Year Vest(1)	9,855	€0.06	July 22, 2028
	Mar. 1, 2022	Three Year Vest(2)	46,510	€0.06	Mar. 1, 2029
	May 23, 2023	Three Year Vest(7)	139,630	€0.06	May 23, 2030
De Schepper	Mar. 1, 2022	Three Year Vest(2)	41,665	€0.06	Mar. 1, 2029
	May 23, 2023	Three Year Vest(7)	150,100	€0.06	May 23, 2030
Hart	Sept. 14, 2022	Three Year Vest(3)	1,000,000	$0.95	Sept. 14, 2029
Kern	Mar. 6, 2017	Jan 3, 2018, 2019, 2020	74,135	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan 2, 2019, 2020, 2021	125,520	$7.17	Dec. 20, 2024
Mankodi	Aug. 17, 2018	Jul 2, 2019, 2020, 2021(8)	90,408	$3.85	Aug. 17, 2025
Östberg	Mar. 6, 2017	Jan 3, 2018, 2019, 2020	70,840	$12.14	Mar. 6, 2024
	Dec. 20, 2017	Jan 2, 2019, 2020, 2021	119,944	$7.17	Dec. 20, 2024
	June 28, 2019	Three Year Vest(6)	58,117	€0.06	June 28, 2026
	Mar. 11, 2020	Three Year Vest(4)	95,982	€0.06	Mar. 11, 2027
	Mar. 2, 2021	Three Year Vest(5)	71,429	€0.06	Mar. 2. 2028
	Mar. 1, 2022	Three Year Vest(2)	100,000	€0.06	Mar. 1, 2029
	May 23, 2023	Three Year Vest(7)	163,745	€0.06	May 23, 2030
Restricted Stock Units

Beneficiary	Grant date	Vesting date	Number of RSUs outstanding
Mankodi	Mar. 2, 2021	Three Year Vest(5)	6,170
	Mar. 1, 2022	Three Year Vest(2)	52,325
	May 23, 2023	Three Year Vest(7)	157,080
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
(3)This award vests as follows: 1/4 vests on June 30, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date. On November 2, 2023, the Compensation Committee resolved to modify this award pursuant to the authority granted to it under the 2016 Omnibus Incentive Plan to make adjustments in the event of an extraordinary dividend. The strike price decreased by the per-Class A share amount of the dividend converted into U.S. Dollars, from $1.52 to $0.95 per share.
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
(6) This award vests as follows: 1/3rd vested on January 2, 2020, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(7) This award vests as follows: 1/12 vested on August 15, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.

(8) On November 2, 2023, the Compensation Committee resolved to modify this award pursuant to the authority granted to it under the 2016 Omnibus Incentive Plan to make adjustments in the event of an extraordinary dividend. The strike price decreased by the per-Class A share amount of the dividend converted into U.S. Dollars, from $4.42 to $3.85 per share.
As of December 31, 2023, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members.
In 2023, Ms. De Schepper and Ms. Breidenbach exercised options at a strike price of €0.06 to receive 83,625 and 51,870 Class A shares, respectively, which were converted to ADSs at the appropriate ratio. In 2023, Mr. Kern and Mr. Mankodi received vested RSUs of 1,535 and 12,935, respectively, representing Class A shares that were converted to ADSs at the appropriate ratio.
2016 Omnibus incentive plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan is 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board. The Plan was amended on August 3, 2017 to permit supervisory board members to be eligible for awards under the 2016 Plan. The 2016 Plan was amended on June 28, 2019 to permit the granting to management and supervisory board members an option to purchase Class A shares at less than fair market value of the underlying Class A shares. The 2016 Plan was also amended on July 18, 2019 to permit additional mechanics to settle transactions. On June 30, 2020, at our general meeting, our shareholders authorized an increase of the maximum number of Class A shares available for issuance under the 2016 Plan. On March 2, 2021, our supervisory board amended the 2016 Plan to reflect this increase. The 2016 Plan was then amended on May 23, 2023 to allow for the granting of "incentive stock options" within the meaning of U.S. Internal Revenue Code of 1986, as amended.
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
Awards include options, performance-based stock options, share appreciation rights, restricted stock units, performance-based stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
Guided by market research provided by the compensation specialist, we slightly decreased the base salary of our management joining in 2023 and provided equity awards that vest over a longer period of time and have a strong performance element. For Mr. Tillmann, we increased the base salary in order to incentivize retention.
For more information on the 2023 performance grants, see “Item 6: Directors, senior management and employees - B. Compensation - Compensation of members of our management board and supervisory board " above. The cash and any bonus payments and any equity award compensation are proposed by the CEO to our compensation committee. The proposal is then discussed (and amended, if needed) by the committee. The amount of compensation of the management board and those executives reporting to the CEO is then determined at the discretion of our supervisory board.
Employees
We believe in cultivating an inspiring environment where our employees can thrive and feel empowered to do their best. Our aim is to attract intrinsically motivated individuals, and nurture and retain the most capable and driven of them to support our culture of learning, authenticity and entrepreneurship.
Our remuneration policy is designed to attract and retain employees, and reward them for achieving our goals and objectives as a business, and working productively together in line with our corporate culture.
We use an individualized approach to compensation that reflects the value contribution of each employee to our organization. We believe that employees who contribute significantly to our success should receive increased compensation and measures should be taken to retain them, for example through the award of equity. The unique context of the position profile - in particular in relation to similar roles both at trivago and externally - as well as the scope of responsibilities taken on by that employee are other important factors for the development of employee compensation.
Salaried employees are rewarded on a total rewards basis, which includes fixed income and may include performance awards, such as cash bonus payments or restricted stock units. Compensation is awarded on a fixed rather than variable basis in order to emphasize intrinsic (rather than extrinsic) motivation. We aim to ensure that each employee’s compensation is fair and is aligned to the scope and breadth of his or her activities as well as to the value that person creates. At trivago, we generally review our compensation decisions on a yearly basis. Additionally, we adopted an approach to enable a more fluid adjustment of compensation for employees who have been promoted or have had a significant increase in their scope of work. We believe that fairness is created by analyzing compensation at one point in time for all our employees. Rather than negotiating salary increases, we aim to run a fair, objective and merit-based process for compensation decisions.

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
1.purchase, sale, transfer, lease (as lessor or in respect of real property) or other acquisition or disposition of assets (including equity interests in a subsidiary, except to the extent disposed to a wholly owned subsidiary) other than such purchases, sales, transfers, leases or other dispositions or acquisitions with a value for accounting purposes of less than $10,000,000. Prior notice of such purchases, sales, transfers, leases or other dispositions or acquisitions shall be provided to Expedia Group and such purchase, sale, transfer, lease or other disposition or acquisition shall only be consummated if it would be permitted under Expedia Group’s credit facilities or other debt instruments; or any merger of, or sale of all or substantially all of the assets of, any subsidiary (except for a merger with or sale to another subsidiary);
2.liquidating or dissolving the company or any subsidiary;
3.granting loans, payment guarantees (Bürgschaften), indemnities, or incurring other liabilities to third parties outside the ordinary course of business in excess of €10,000,000;
4.taking out loans, borrowings or other debt (or providing any guarantee of such obligations of any other person or entity) or granting any liens other than liens securing the foregoing, which permitted debt and liens at any time outstanding exceed €10,000,000;
5.entering into joint-venture, partnership and/or similar agreements (i) which cannot be terminated without penalty within five years or (ii) of significant value that concern a material change to the identity or the character of the Company or the business;
6.entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;
7.entering into agreements (i) which cannot be terminated without penalty within (a) five years involving an annual commitment in excess of €10,000,000 or (ii) for annual commitment in excess of €10,000,000 or a total commitment in excess of €20,000,000, save that the threshold for annual commitments for brand marketing shall be €50,000,000;
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
18.entering into, amending or terminating employment contracts with any managing director of the company;
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

Under our articles of association, the supervisory board may designate any managing director as CEO, CFO or as any other officer of the company, with such duties and responsibilities as determined by the management board. The supervisory board may revoke or change the officer title assigned to any managing director, provided that the managing director concerned will subsequently continue his term of office as a managing director without having such officer title.
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
Our supervisory board is comprised of eight members. Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members were selected by Expedia Group, three supervisory board members were selected by the Founders, and one was nominated by the supervisory board in accordance with our articles of association. Each supervisory board member was appointed for a term of three years. On November 1, 2022, we agreed to purchase from Peter Vinnemeier, one of our Founders, 20,000,000 Class A shares, representing 5.5% of our total common shares outstanding, for an aggregate price of €19.3 million (USD 20.0 million). The transaction closed on November 9, 2022, at which time the Founders shareholdings fell below the 15% "Percentage Interest" threshold in the Amended and Restated Shareholders’ Agreement required for supervisory board nominations by the Founders. As a result, the Founders are no longer entitled to designate members of our supervisory board for binding nomination. As of the date hereof, the three supervisory board members who had been selected by the Founders continue to serve in that capacity.
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
Management board member services agreements and performance equity grants
We have entered into services agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. We have also entered into agreements governing our management board's equity grants. The terms of the agreements are described above under "Compensation of members of our management board and supervisory board ". The form of stock option summary of award including time-based stock options and performance stock options is also filed as exhibit hereto. The stock option summary of awards was executed on May 9, 2023. The strike price of $1.50 awarded in the award agreements was decreased by the per-share amount of the one-time extraordinary dividend paid in November 2023, converted into U.S. dollars, as applied by the depositary for distribution of the dividend to the American Depositary Share holders, rounded to the next cent. The award agreements include a "double trigger" change of control provision. Upon any participant's termination of employment, during the two-year period following a Change in Control (as defined in the agreement), for a Qualified Termination Reason (as defined in the agreement and below), depending on the time indicated in the award, (i) the amount of stock option that would have vested and become exercisable at the end of the first anniversary of the Grant Date (as defined in the agreement) shall vest and become exercisable; or (ii) the amount of stock option that will vest and become exercisable will equal the sum of (a) a pro rata amount of the outstanding stock option, and (b) 50% of the amount of the stock option that does not vest and become exercisable pursuant to subclause (a); or if a Change of Control occurs prior to the Measurement Date (as defined in the agreement) with respect to the performance stock options, the Adjusted Share Price (as defined in the agreement) shall equal the price per share paid as consideration with such Change of Control.
A "Qualified Termination Reason" means a material reduction in the relevant management board member’s rate of total compensation from the rate of total compensation in effect for such management board member immediately prior to the Change in Control; or a relocation of the management board member’s principal place of employment more than 50 kilometers outside of Düsseldorf; or a reduction in the management board member’s title, duties or reporting responsibilities or level of responsibilities from those in effect immediately prior to the Change in Control; or our material breach of any material provision of applicable equity compensation agreements.
In order to invoke a termination of employment for a Qualified Termination Reason for any reason, the participant must provide us with written notice of the existence of one or more of the conditions described above within 90 days following the participant’s knowledge of the initial existence of such condition or conditions, and we will have 30 days following receipt of such written notice (the “Cure Period”) during which we may remedy the condition. In the event that we fail to remedy the condition constituting a Qualified Termination Reason during the Cure Period, the participant must terminate employment, if at all, within 90 days following the Cure Period in order for such termination of employment to constitute a termination of employment for a Qualified Termination Reason.
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
Our Supervisory Board and annual general meeting of shareholders approved an annual cash compensation amount of €250,000 and an equity grant to Mr. Hart of 1,000,000 options that are subject to a "single trigger" change of control provision. The strike price of $1.52 was decreased by the per-share amount of the one-time extraordinary dividend paid in November 2023, converted into U.S. dollars, as applied by the depositary for distribution of the dividend to the American Depositary Share holders, rounded to the next cent. The stock option award provides that the stock option outstanding as of such Change of Control will be fully exercisable and vested and shall remain exercisable for a period of time indicated in the award.
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
Under the independence criteria of the DCGC (which among other items, requires that more than half of the members of our supervisory board qualify as independent), Ms. Breidenbach, Mr. Mankodi, Ms. De Schepper and Mr. Östberg are considered independent supervisory board members. See “Item 16G.     Corporate governance.”

Committees of the supervisory board
Our supervisory board has established an audit committee and a compensation committee.
Audit Committee
The audit committee currently consists of Mr. Mankodi, Ms. De Schepper and Mr. Östberg and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Mankodi serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Mankodi (i) is considered an “audit committee financial expert” as defined by the SEC and (ii) qualifies as independent, as recommended by the DCGC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under Nasdaq rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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

D.    Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2023	2022	2021
Cost of revenue	54	58	57
Selling and marketing	119	111	133
Technology and content	338	380	444
General and administrative	140	160	175
Total	651	709	809
thereof employed in Germany	644	698	800
None of our employees are covered under a collective bargaining agreement. We consider our employee relations to be good.

E. Share ownership
See “Item 7: Major shareholders and related party transactions - A. Major Shareholders,” and see "Item 6: Directors, senior management and employees - B. Compensation".

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable. At no time during or after the last completed fiscal year were we required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our Executive Officer Incentive Compensation Recovery Policy.

Item 7: Major shareholders and related party transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as of February 26, 2024, by:
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
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of February 26, 2024 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of February 26, 2024. See “Item 4: Information on the company - C.    Organizational structure” for additional information regarding our corporate structure. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	88.0%	84.1%
PAR Investment Partners, L.P.(5)	5,962,980	5.4%	—	—	**
Management board members
Johannes Thomas	—	—	—	—	—
Jasmine Ezz	—	—	—	—	—
Andrej Lehnert	—	—	—	—	—
Supervisory board members
Joana Breidenbach	127,810	*	—	—	**
Robert J. Dzielak	—	—	—	—	—
Eric M. Hart	500,010	*	—	—	**
Peter M. Kern	241,845	*	—	—	**
Hiren Mankodi	330,075	*	—	—	**
Mieke De Schepper	93,055	*	—	—	**
Niklas Östberg	523,920	*	—	—	**
Rolf Schrömgens(4)	34,483,934	31.1%	28,468,807	12.0%	12.8%
All management board and supervisory board members as a group (11 persons)	36,300,649	32.7%	28,468,807	12.0%	12.9%
*Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**Indicates voting power of less than 1%.
(1) Percentages based on 110,919,270 Class A shares outstanding and 237,476,895 Class B shares outstanding as of December 31, 2023. Where the respective individual has the right to acquire within 60 days of February 26, 2024 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6: Directors, senior management and employees - B. Compensation."
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
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à.r.l. (ELPS), Expedia Group previously held its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group. On November 15, 2022, the Class B shares held by ELPS were ultimately transferred to Expedia, Inc., a direct wholly owned subsidiary of Expedia Group. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares into Class A shares, Expedia, Inc. would own 60.0% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. As each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, Expedia, Inc. may be deemed to beneficially own equity securities representing approximately 84.1% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13 D/A filed by Mr. Schrömgens, he purchased beneficial ownership of 15,000,000 Class A shares in a privately negotiated transaction on December 14, 2023 resulting in Mr. Schrömgens holding 34,483,934 Class A shares and 28,468,807 Class B shares. For more information see "Significant changes in ownership by major shareholders" below.
(5) As of February 7, 2024, each of (i) PAR Investment Partners, (ii) PAR Group, through its control of PAR Investment Partners as general partner, and (iii) PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 5,962,980 Class A shares, representing approximately 5.4% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A shares. The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Significant changes in ownership by major shareholders
As of December 31, 2023, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States. At such date, there were 110,919,270 Class A shares outstanding, in the aggregate representing 32% of our outstanding ordinary shares. At such date, there were four holders of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
Share purchase
In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier, one of our Founders, for €19.3 million (USD 1.00 per share).
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
Privately negotiated sales
On December 14, 2023, Rolf Schrömgens filed a Schedule 13D/A, in which he announced the purchase of 15,000,000 Class A shares on the same day in a privately negotiated transaction at a purchase price of $0.48 per share.

B. Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2023.
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
On November 1, 2022, we agreed to purchase from Peter Vinnemeier, one of our Founders, 20,000,000 Class A shares, representing 5.5% of our total common shares outstanding, for an aggregate price of €19.3 million (USD 20.0 million). The transaction closed on November 9, 2022, at which time, the Founders and their affiliates collectively held less than 15% of the total number outstanding of Class A and Class B shares (the “15% threshold”), including any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged), and as a result, the rights and obligations of the Founders under the Amended and Restated Shareholders’ Agreement terminated, including the right to designate members of our supervisory board for binding nomination. Pursuant to the terms of the Amended and Restated Shareholders’ Agreement, certain provisions in the Amended and Restated Shareholders’ Agreement, including certain restrictive covenants, registration rights and transfer restrictions, continue to apply to the Founders.
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
Services Agreement
On May 1, 2013, we entered into an Asset Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days prior written notice. We have not incurred material expenses under this agreement.
Services and Support Agreement
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. This agreement was terminated on October 31, 2023 and a new agreement was effective as of November 1, 2023 with Expedia Group International Holdings III, LLC, (“EGIH3”). EGIH3 agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 30 days prior notice.
Effective January 1, 2023, we entered into a Management Services Agreement with Expedia, Inc., pursuant to which Expedia, Inc. agreed to provide us with certain services in connection with tax, accounting, finance, legal, operations, administrative and similarly related functions. Either party may terminate the Management Services Agreement upon 30 days prior notice.
Expenses incurred under these agreements have been disclosed in Note 14: Related party transactions.

As further described in Note 11: Stockholders' equity, a one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €110.6 million was distributed to Expedia Group based on their share ownership on the date of record.
Commercial relationships
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. In 2020, we and Expedia Partner Solutions ("EPS") entered into an additional agreement pursuant to which EPS powers our platform with a template (hotels.com for partners). Expedia Group and its brands' related party revenue represented 36%, 32%, and 25% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively.
See “Item 5: Operating and financial review and prospects” for additional information.
Transactions with Shareholders
In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier, one of our founders, for €19.3 million (USD 1.00 per share). The purchase of shares was funded from available working capital. For more information see Note 11: Stockholders' equity to the audited consolidated financial statements included elsewhere in this annual report. Following this share purchase, transactions with Mr. Vinnemeier are no longer related party transactions.
As further described in Note 11: Stockholders' equity, a one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €15.1 million has been distributed to Rolf Schrömgens based on his share ownership on the date of record.
UBIO Limited
On April 28, 2022, we entered into an investment for a 20.8% (15.5% fully-diluted by share options) ownership interest in UBIO Limited ("UBIO") for €5.9 million. UBIO is a software company that develops robotic automation technology. trivago has the ability to exercise significant influence over UBIO through our representation on UBIO's Board of Directors, where we hold one of five seats. trivago does not have any rights, obligations or any relationships with regards to the other investors of UBIO. Our investment in UBIO is accounted for as an equity method investment. For more information see "Note 3: Acquisitions and other investments" in the notes to the audited consolidated financial statements included elsewhere in this annual report.
On November 28, 2022, we entered into a commercial arrangement with UBIO to increase the number of directly bookable rates available on our website for an initial term of 12 months. This agreement was terminated in the last quarter of 2023 by providing 90 days written notice ahead of the contract renewal date. Expenses incurred under these agreements have been disclosed in Note 14: Related party transactions.
Effective January 11, 2024, we entered into a new commercial agreement with UBIO Limited. See Note 17: Subsequent events for further details.
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
In addition, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023, with a decision still pending. A case management hearing in the class action filed in Israel recently took place. The matter remains at a relatively early stage.
Dividends
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

C.    Markets
The ADS have been listed on The NASDAQ Global Select Market under the symbol “TRVG” since December 16, 2016.

D.    Selling Shareholders
Not applicable.

E.    Dilution
Not applicable.

F.    Expenses of the Issue
Not applicable.

Item 10: Additional information
A.    Share capital
This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

B.    Memorandum and articles of association
Our articles of association were amended at our 2023 annual general meeting of shareholders, with an effective date of October 20, 2023. A copy of our amended articles of association is filed as Exhibit 1.1 hereto.
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

D.    Exchange controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Class A shares.

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
Taxation of the company (trivago N.V.)
General
We have three German tax resident individuals serving as managing directors and operate our business from Germany on the basis of arrangements that are aimed to ensure to have its effective place of management in Germany. We, therefore, take the view that the effective place of management of trivago N.V. should be in Germany, and that trivago N.V. is subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands. Nevertheless, the effective place of management test depends upon facts and circumstances. We intend to have our effective place of management in Germany and have made arrangements that are aimed to keep our effective place of management in Germany. The organizational rules provide that, subject to certain exemptions, (a) management decisions are to be taken in principle in Germany and (b) supervisory board meetings shall be held in Germany. In accordance with the organizational rules the supervisory board has issued to the management board “Best-Practice Guidelines” giving recommendations on how to deal with certain aspects of our management to ensure a German effective place of management of the company.
The rate of the corporate income tax is a standard 15% for both distributed and retained earnings, plus a solidarity surcharge (Solidaritätszuschlag) amounting to 5.5% on the corporate income tax liability (i.e., 15.825% in total).
Unless there is a specific exception, dividends (Dividenden) or other profit shares that we derive from domestic or foreign corporations are effectively 95% exempt from corporate income tax, as 5% of such receipts are treated as non-deductible business expenses, and are therefore subject to corporate income tax (and solidarity surcharge). One of the exceptions applies to dividends that we receive or received from domestic or foreign corporations, being subject to corporate income tax (including solidarity surcharge thereon), if we hold a direct participation of less than 10% in the share capital of such corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations in the share capital of other corporations which we hold through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to us only on a pro rata basis at the ratio of our interest share in the assets of relevant partnership.
Our gains from the disposal of shares in a domestic or foreign corporation are effectively 95% exempt from corporate income tax (including solidarity surcharge thereon), regardless of the size of the participation and the holding period. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus solidarity surcharge thereon) at a rate of 15.825%. Conversely, losses incurred from the disposal of such shares are not deductible for corporate income tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
We are subject to German trade tax (Gewerbesteuer) with respect to our taxable trade profit (Gewerbeertrag) generated at our permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 21% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax purposes. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period

(Erhebungszeitraum); trade tax participation exemption privilege (gewerbesteuerliches Schachtelprivileg). Otherwise, the profit shares will be subject to trade tax in full.
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
Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the two immediately preceding assessment periods are only permissible up to €1,000,000 for corporate income tax but not at all for trade tax purposes. Negative income that cannot be offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry-forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 50% of our share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in full and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
Expenses incurred by trivago N.V. in connection with our IPO may be regarded as incurred for the benefit of the Founders. In such case, the tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of 26.375% on the respective amounts.
The OECD's work on a two pillar solution to address the tax challenges arising from the digitalization of the economy is expected to result in new legislation in various countries. In particular, in many countries new legislation is already applicable, or is in the process of being adopted, regarding the so-called OECD Pillar 2 initiative which provides for a global minimum tax for multinational groups with an annual revenue of above €750,000,000. Germany adopted a new Minimum Tax Act (Mindeststeuergesetz) implementing the OECD Pillar 2 rules and transposing the European Union’s directive on Pillar 2 (Council Directive (EU) 2022/2523 of December 14, 2022). Generally, the German Pillar 2 rules are effective for business years starting after December 30, 2023. We and our subsidiaries would not be in scope of the Pillar 2 rules on a standalone basis, but certain Pillar 2 rules may nevertheless apply to us given our consolidation within the Expedia Group. It should also be noted that the United States has not yet introduced legislation to comply with the OECD Pillar 2 rules which gives rise to certain complexities in the application of the Pillar 2 rules in countries where they are already applicable. We continue to assess the Pillar 2 tax and compliance consequences.
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
The ADSs should qualify as ADRs under the ADR Tax Circular, and dividends would accordingly be attributable to the holders of the ADSs for German tax purposes as if they would hold Class A shares, and not to the legal owner of the underlying Class A shares (which is the depositary holding the Class A shares for the ADS holders). Therefore, the ADS holders should, for German tax purposes, be treated as directly holding an interest in our Class A shares. With respect to German tax risks with respect to the ADSs please refer to “Item 3: Key information - D. Risk factors” above.
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
The full amount of a dividend distributed by us is subject to German withholding tax (Kapitalertragsteuer) at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate tax rate of 26.375%. This, however, will not apply if and to the extent that dividend payments are funded from our contribution account for tax purposes (steuerliches Einlagekonto; Section 27 of the German Corporate Income Tax Act (Körperschaftsteuergesetz, or KStG)); in this case, no withholding tax will be withheld. The basis for the withholding tax is the dividend approved for distribution by our shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences should be irrelevant.
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
As the ADS holders should, for German tax purposes, be treated as directly holding an interest in our Class A shares, the description in the paragraph above should apply accordingly.
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
Under Section 50j of the German Income Tax Law or EStG, a refund or a reduction of German dividend withholding tax under a double taxation treaty will, in principle, only be granted, if (i) the non-resident ADS holder is not obliged to forward the dividend proceeds received from the company to any other person, the non-resident shareholder has continuously held beneficial ownership in the shares of the company during the 45-day-period prior to the due date of the distribution (Pre-Holding Period), the non-resident shareholder continuously holds beneficial ownership in the shares of the company during the 45-day-period after the due date of the distribution (Post-Holding Period), and the non-resident shareholder has continuously borne the market risk exposure during both the Pre-Holding Period and the Post-Holding Period, taking hedging or comparable transaction into account. On the other hand, this provision shall not apply (and the entitlement of a non-resident ADS holder to a refund or a reduction of German dividend withholding tax is not limited by this provision), if (i) the applicable double taxation treaty of the non-resident shareholder provides for a withholding tax rate of at least 15%, or (ii) the non-resident ADS holder is subject to income taxation in its state of residency (without being tax exempt) and holds directly at least 10% in the share capital of the company paying the dividend or (iii) the non-resident ADS holder has continuously been holding the beneficial ownership in the shares of the company for a period of at least twelve months prior to the date on which the income accrued (Zufluss).
Investors should note that the aforementioned refund or reduction of German withholding tax under a Treaty requires the investor to make tax filings with the competent German tax authority using a withholding tax certificate issued under German law by the agent who has withheld and remitted the withholding tax (the Paying Agent). If the depositary operates an interface with DTC, it should have under regular circumstances sufficient information about the identity of the ADS holder so that a tax reclaim process can be filed with the competent German tax office and a withholding tax certificate can be issued to the ADS holder. In the absence of such withholding tax certificate, an ADS holder will not be entitled to receive a tax refund from the German tax authorities and may not credit the German withholding tax against its tax liability.
Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern). The form is available on the German Federal Central Tax Office’s website (www.bzst.de). The refund claim becomes time-barred after four years following the calendar year in which the dividend is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the withholding tax certificate issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.
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
Sole proprietors
If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to 47.475% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the ADSs belong to a domestic permanent establishment in Germany of a business operation of an ADS holder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the prerequisites of the trade tax participation exemption privilege are fulfilled. In this latter case, the net amount of dividends, i.e. after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the ADS holder’s personal income tax, either in full or in part, by means of a lump sum tax credit method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
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
Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute), securities institutions (Wertpapierinstitute) or financial services institutions (Finanzdienstleistungsinstituten) hold ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial services institutions, and financial institutions. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.

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
The taxable capital gain is computed as the difference between (a) the sale proceeds and (b) the acquisition costs of the ADS and the expenses related directly and economically to the disposal. Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) reduce the original acquisition costs; if dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceed the acquisition costs, negative acquisition costs, which can increase a capital gain, can arise in case of ADS holders whose ADS are held as non-business assets and do not qualify as Qualified Holding.

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
Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the gains from the disposal of ADSs are effectively 95% exempt from corporate income tax (including the solidarity surcharge thereon) and trade tax regardless of the size of the participation and the holding period unless an exception is applicable thereto. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of 15.825% and trade tax (depending on the municipal trade tax multiplier applied by the municipal authority, in most cases between 7% and approximately 21%). As a rule, capital losses and other profit reductions in connection with ADSs (e.g. from a write-down) cannot be deducted for tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
Sole proprietors
If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the gains from the disposal of the ADSs are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to 47.475%, and, if applicable, church tax (partial income method). Only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. If the ADSs belong to a German permanent establishment of a business operation of the sole proprietor, 60% of the gains of the disposal of the ADSs are, in addition, subject to trade tax.
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
(iv) a holder of ADSs or Class A shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ADSs or Class A shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Generally, a holder of ADSs or Class A shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital; and
(v) pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.
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
Dividend withholding tax
We are incorporated under the laws of the Netherlands, and therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As such, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). We are, however, also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. As long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany. Consequently, the Netherlands will be restricted to imposing Dutch dividend withholding tax on dividends distributed by us (and we will not be required to withhold Dutch dividend withholding tax). This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which case the following applies. See “Item 3: Key information - D. Risk factors - If we pay dividends on our ADSs, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.”
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
Pursuant to legislation to counteract "dividend stripping," a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention. As from January 1, 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. In addition, the burden of proof in cases related to dividend stripping and beneficial owner status has in certain circumstances been shifted from the tax inspector to the person making a claim for a setoff, reduction or refund of or exemption from Dutch dividend withholding tax. Furthermore, for shares traded on a regulated market, including the ordinary shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.
Conditional withholding tax on dividends
Furthermore, it cannot be excluded that dividends distributed by us to certain related entities which are not resident in the Netherlands for Dutch tax purposes will become subject to a Dutch conditional withholding tax in certain specific situations. As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to related entities (gelieerd) (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:
(i) is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or
(ii) has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or
(iii) holds the ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv) is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or
(v) is not resident in any jurisdiction (also a hybrid mismatch); or
(vi) is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2024: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional with-holding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2024: 25.8%).
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2024), if:
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
Taxation of savings and investments
If the above-mentioned conditions a. and b. do not apply to the Dutch Resident Individual, the ADSs or Class A shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ADSs or Class A shares are as such not subject to Dutch income tax.
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ADSs or Class A shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the ADSs or Class A shares, and (c) liabilities. The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).
The deemed return applicable to other investments, including the ADSs or Class A shares, is set at 6.04% for the calendar year of 2024. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ADSs or Class A shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.
The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of December 24, 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On September 18, 2023 (ECLI:NL:PHR:2023:655) Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime contravenes the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on September 8, 2023, the former cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the 'Actual Return Box 3 Act' (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on January 1, 2027 at the earliest. However, it is up to the new cabinet to submit a final law proposal to the Dutch parliament.
Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).
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

Foreign taxes
Subject to generally applicable limitations and conditions, foreign taxes (if any) withheld or paid on dividends may be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Germany income tax will need to satisfy these requirements in order to be eligible to be creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the German income tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the German income tax on dividends is uncertain and we have not determined whether these requirements have been met. If the German dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the German income tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source for foreign tax credit purposes. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex and depend on a U.S. Holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including our goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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

F.    Dividends and paying agents
This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G.    Statements by experts
This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

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
Not applicable.

B.    Warrants and rights
Not applicable.

C.    Other securities
Not applicable.

D.    American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents five Class A shares (or a right to receive five Class A shares) deposited with Deutsche Bank AG, or any successor, as custodian for the depositary. A deposit agreement among us, the depositary and you, the ADS holders, sets out the ADS holders' rights as well as the rights and obligations of the depositary. A copy of the Agreement is incorporated by reference as an exhibit to this annual report. The depositary's corporate trust office at which the ADSs will be administered and the depositary's principal executive office is located at 60 Wall Street, New York, New York 10005.

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
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2023, the depositary reimbursed us approximately $1.5 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures
A.    Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
Based on this evaluation, management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in their report which is included below.
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
Opinion on Internal Control Over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 1, 2024 expressed an unqualified opinion thereon.
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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
March 1, 2024

D.    Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting
.
Item 16
A.     Audit committee financial expert
Mr. Hiren Mankodi, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A. of Form 20-F and as determined by our supervisory board.

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

C.     Principal accountant fees and services
The following table sets forth, for each of the years indicated, the fees billed by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed. Audit fees also include fees for services rendered for the audit of our financial statements but charged to our controlling shareholder.

	Year ended December 31,
(in thousands)	2023	%	2022	%
Audit Fees	€2,437	99.1%	€2,347	99.4%
Audit-related Fees
Tax Fees	12	0.5%	8	0.3%
All Other Fees	10	0.4%	6	0.3%
Total	€2,459		€2,361
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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm, effective for the period following the completion of our IPO. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended

December 31, 2023 and December 31, 2022 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

D.     Exemptions from the listing requirements and standards for audit committees
None.

E.     Purchases of equity securities by the issuer and affiliated purchasers
On March 1, 2022, our Supervisory Board authorized a program to repurchase up to 10 million of our American Depositary Shares (“ADS”), each representing one Class A share.
On March 7, 2022, we entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this program.
On May 31, 2022, we entered into another stock repurchase program which expired on July 29, 2022. As of July 29, 2022, we reacquired 205,547 Class A common shares on the open market at fair market value under this program.
On November 1, 2022, we agreed to purchase from Peter Vinnemeier, one of our founders, 20,000,000 Class A shares, for an aggregate price of €19.3 million (USD 1.00 per share). The transaction closed on November 9, 2022.

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

Half of our supervisory board members are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only 4 supervisory board members will be independent. We may need to deviate from the DCGC’s independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of Nasdaq and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on Nasdaq. We may need to further deviate from the DCGC’s independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the definition of independence in the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision 2.1.8 of the DCGC.
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
Consistent with corporate practice for non-executive members of a board in the United States, currently the terms of office of up to half of our supervisory directors run and end simultaneously. Our supervisory board continuously monitors succession of its members as well as the members of the management board. Under our articles of association, members of the management board and the supervisory board shall be appointed on the basis of a binding nomination prepared by the supervisory board. This means that the nominee shall be appointed to the management board or supervisory board, as the case may be, unless the general meeting of shareholders strips the binding nature of the nomination (in which case a new nomination shall be prepared for a subsequent general meeting of shareholders). Our articles of association will provide that the general meeting of shareholders can only pass such resolution by a two-thirds majority representing at least half of the issued share capital. However, the DCGC recommends that the general meeting can pass such resolution by simple majority, representing no more than one-third of the issued share capital.
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
The DCGC recommends against providing equity awards as part of the compensation of a supervisory board member. However, we may wish to deviate from this recommendation and grant equity awards to its supervisory board members.
The DCGC further recommends that the management board appoints the senior internal auditor and the company secretary, subject to approval by the supervisory board. We have simplified this process as our CFO appoints the senior internal auditor and the company secretary, and allow the audit committee to express its views regarding the senior internal auditor.
The DCGC suggests that our annual statements include a (separate) report by the supervisory board. For purposes of consistency with our US annual report, our Dutch annual report does not include a separate supervisory report. However, the elements that the DCGC recommends to be covered by the (separate) supervisory board report are covered throughout the Dutch annual report, which is signed by each of our supervisory directors.
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
In 2022, the Supervisory Board has, set a target that over a period of the upcoming four years (i.e., 2023 through 2026) the Supervisory Board shall consist of at least two women and at least two men, with the objective that following our annual general meeting in 2026, the Supervisory Board shall consist of at least one-third of women and at least one-third of men. Separately, our target is for the Management Board and our senior management (together: our Leadership Team), to consist of at least two women and at least two men. In its current composition, the Leadership Team consists of one female member and three male members, which means that the target figures have not yet been met. In line with our diversity policy, at the time any vacancy within the Supervisory Board and/or our Leadership Team arises, we may take various measures, such as amending the profile for its directors, setting up a transparent recruitment and selection process and/or further developing and explaining its policy. We recognize and welcome the value of diversity in various aspects for the Supervisory Board and the Leadership Team and continuously strive to meet the targets. We therefore continue to improve the diversity among our Supervisory Board and our Leadership Team and aim to meet the targets within the set timeframe.

H.     Mine safety disclosure
Not applicable.

I.     Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.

J.     Insider trading policies
[Reserved]

K.     Cybersecurity
We recognize the critical importance of preserving the trust and confidence of our users, business partners and employees in maintaining a robust cybersecurity risk management program. Our Management Board, under the supervision of the Supervisory Board, oversees the risks from cybersecurity threats. Our cybersecurity processes and practices are modelled based on industry best practices, including the National Institute of Standards and Technology Cybersecurity Framework and the ISO/IEC 27001 Standard. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that trivago collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.
Risk Management and Strategy
Our cybersecurity program is focused on the following key areas:
a.Governance: As discussed in more detail under the heading below called “Governance”, our Supervisory Board’s oversight of cybersecurity risk management is supported by the Audit Committee, which interacts on a regular basis with our Chief Information Security Officer or person performing the functions of a Chief Information Security Officer (“CISO”) and the delegate of the CISO.

b.Collaborative Approach: We promote a comprehensive, cross-functional approach to monitoring, identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
c.Technical Safeguards and Incident Response: We deploy technical safeguards and incident response plans that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, access controls, system backups, denial of service attack prevention, endpoint protection, network protection and cloud workload protection, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
d.Third-Party Risk Management: We maintain a comprehensive, cross-functional, risk-based approach to assessing the cybersecurity incidents and vulnerabilities reported by third parties, including vendors, service providers and other external users of our systems, and to identifying and overseeing cybersecurity risks presented by such third party cybersecurity incidents.
e.Education and Awareness: We provide regular "phishing" testing and training as well as training on information security and cyber awareness for our personnel as a means to equip the latter with effective tools to address cybersecurity threats, and to communicate our evolving information security processes and practices.
We engage in the periodic assessment and testing of our cybersecurity risk management program. These efforts include a wide range of activities, including audits, assessments, vulnerability and penetration testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. We engage third parties to perform assessments on our cybersecurity measures (including audits) and to improve our processes and practices. The results of such assessments, audits and reviews are reported by the CISO, and/or delegate of the CISO, to the Audit Committee as well as to the Management Board, and we are committed to adjusting our cybersecurity processes and practices as necessary based on the information provided by these assessments, audits and reviews.
Governance
Board Oversight
The Management Board, under the supervision of the Supervisory Board and in coordination with the Audit Committee, oversees our cybersecurity risk management program, with a focus on the following: data governance, information systems, incident response for cybersecurity incidents, disaster recovery, compliance risks and internal audits and IT/Engineering security budget. The Audit Committee and the Management Board receive from the CISO, and/or from the delegate of the CISO, regular presentations and reports on cybersecurity risks, which may address a wide range of topics including recent developments, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our partners and third parties. The Supervisory Board, the Management Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.
Management’s Role
The CISO, and/or the delegate of the CISO, in coordination with our CEO, General Counsel and Internal Audit Lead, work collaboratively to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Through ongoing communications with the concerned teams, including but not limited to Legal and Internal Audit, the CISO, and/or the delegate of the CISO, monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, and report such incidents to the Disclosure Committee when appropriate.

The CISO, who holds the positions of Managing Director and Chief Product Officer, has served in various roles overseeing technology, product and marketing functions for over two decades. In addition to his tenure with us, he held senior roles in the consumer goods industry as well as in the financial investment industry. He has extensive experience managing risks at our company as well as at other companies, including risks arising from cybersecurity threats. The delegate of the CISO has extensive cybersecurity experience, having served in various roles in information technology and information security at our company for more than fourteen years, including serving as Head of Information Infrastructure, Head of Infrastructure Operations and Head of Data Center Operations. Before joining us, he had served in similar roles in the mobile carrier market and as an IT consultant.
Material Incidents
Over the past financial year, cybersecurity threats or incidents have not materially affected or are not reasonably likely to affect our business strategy, results of operations, or financial condition, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

PART III
Item 17: Financial statements
See “Item 18: Financial statements.”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Amended Form of Articles of Association of trivago N.V.					X

1.2	Amended Management Board Rules.					X

1.3	Amended Supervisory Board Rules.					X

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.2(b)	Third Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/3/2023	2.2(b)	001-37959

2.2(c)	Joinder Agreement to Amended and Restated Shareholders' Agreement	20-F	3/3/2023	2.2(b)	001-37959

2.3	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.4	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.4(a)	Amendment No. 1 to the Deposit Agreement	F-6	11/17/2023	4.4	333-214914

2.5	Form of American Depositary Receipt (included in Exhibit 2.4).	F-1/A	12/5/2016	4.4	333-214591

2.6	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.2(a)	English translation of the Amendment to the Lease Agreement between Immofinanz GmbH (formerly known as Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH) and trivago N.V., dated December 31, 2020.	20-F	3/6/2021	4.2.1	001-37959

4.3	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.4	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number
4.5	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.					X

4.6	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	20-F	3/6/2021	4.6	001-37959

4.7	Form of 2020 CAGR Performance Stock Option Award Agreement.	20-F	3/6/2021	4.7	001-37959

4.7(a)	Form of Amended and Restated 2020 CAGR Performance Stock Option Award Summary.	20-F	3/6/2021	4.7.1	001-37959

4.8	Form of 2020 Stock Price Performance Stock Option Award Agreement.	20-F	3/6/2021	4.8	001-37959

4.8(a)	Form of Amended and Restated 2020 Stock Price Performance Stock Option Award Summary.	20-F	3/6/2021	4.8.1	001-37959

4.9	Form of Stock Option Summary of Award.	20-F	3/3/2023	4.11	001-37959

4.10	Form of Amendment to Stock Option Agreements for the Management Board	20-F	3/3/2023	4.12	001-37959

4.11	Form of Management Board Award Agreement (May 2023)					X

4.12	Stock Option Summary of Award for Chairman of Supervisory Board (Mr. Hart)					X

7.1	Services and Support Agreement by and between Expedia Group International Holdings III, LLC and trivago N.V., dated November 1, 2023					X
7.2	Management Services Agreement by and between Expedia, Inc. and trivago N.V., dated January 1, 2023					X

8.1	List of Subsidiaries					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.					X

97.1	Compensation Recovery Policy					X
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X

101.SCH	Inline XBRL Taxonomy Extension Schema					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X

Exhibit Number	Exhibit Description	Incorporated by Reference			Provided Herewith
		Form	Number	File Number
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X

104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Johannes Thomas
Johannes Thomas

Chief Executive Officer, Managing Director
Date:	3/1/2024

By:	/s/ Kevin Hu
Kevin Hu

Interim Chief Financial Officer
Date:	3/1/2024

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2024 expressed an unqualified opinion thereon.
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

Valuation of Goodwill & Indefinite-Lived Intangible Assets

Description of the Matter
At December 31, 2023, the carrying value of the Company’s goodwill and indefinite-lived intangible assets was nil and EUR 75.3 million, respectively.

As discussed in Notes 2 and 8 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate that an impairment may have occurred. The Company performed the annual impairment test as of September 30, 2023. The quantitative impairment test of goodwill at the reporting unit level was performed by measuring the fair value of the Company’s reporting units using a blended analysis of the present value of future discounted cash flows and the market valuation approach. The quantitative impairment test of indefinite-lived intangible assets was performed by using the relief-from-royalty method.

Auditing management’s above impairment test was complex and judgmental due to the significant estimation required to determine the present value of each reporting unit’s future discounted cash flows as well as the fair value of indefinite-lived intangibles, particularly given the revisions to the Company's strategy and uncertainty in the Company's operating environment as well as the continued uncertainty in respect of the overall economic environment. The fair value of the reporting units was sensitive to the revenue growth rates, profitability, and the discount rates applied. The fair value of indefinite-lived intangibles was sensitive to estimated future revenue for the brand, the royalty savings rate and the discount rate applied.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill and indefinite-lived intangible assets impairment process, including controls over management’s review of the assumptions described above.

To test the estimated fair value of the Company’s reporting units and indefinite-lived intangible assets, we performed audit procedures that included, among others, assessing the Company’s methodology (use of discounted cash flow method, market valuation method and the relief-from-royalty method), testing the above assumptions and testing the underlying data used by the Company. We compared the revenue growth rates and profitability to industry or economic trends.

We involved our valuation specialists to assess management’s methodology, the discount rates and long-term rate of growth. We also involved our valuation specialists to benchmark the royalty savings rate against external data in the travel industry. We performed sensitivity analyses on the revenue growth rates, profitability, and the discount rates, as well as the royalty savings rate applied, to evaluate the changes in the fair value of the reporting units and indefinite-lived intangible assets that would result from changes in such assumptions.

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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014.

Düsseldorf, Germany
March 1, 2024

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2023	2022	2021
Revenue	€312,559	€361,697	€270,110
Revenue from related party	172,472	173,307	91,355
Total revenue	€485,031	€535,004	€361,465
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	11,971	12,691	11,500
Selling and marketing, including related party (1)(2)(3)	345,639	342,024	249,196
Technology and content, including related party (1)(2)(3)	49,020	54,921	52,374
General and administrative, including related party (1)(2)(3)	38,726	60,852	38,208
Amortization of intangible assets (2)	135	136	136
Impairment of intangible assets and goodwill	196,127	184,642	—
Operating income/(loss)	€(156,587)	€(120,262)	€10,051
Other income/(expense)
Interest expense	(12)	(51)	(389)
Interest income	5,213	622	174
Other, net	(478)	(556)	13,454
Total other income/(expense), net	€4,723	€15	€13,239
Income/(loss) before income taxes	€(151,864)	€(120,247)	€23,290
Expense for income taxes	12,391	6,570	12,586
Income/(loss) before equity method investment	€(164,255)	€(126,817)	€10,704
Loss from equity method investment	(221)	(401)	—
Net income/(loss)	€(164,476)	€(127,218)	€10,704

Earnings per share attributable to common stockholders:
Basic	€(0.48)	€(0.36)	€0.03
Diluted	(0.48)	(0.36)	0.03
Shares used in computing earnings per share:
Basic	344,937	357,551	357,525
Diluted	344,937	357,551	367,240

	Year ended December 31,
	2023	2022	2021
(1) Includes share-based compensation as follows:
Cost of revenue	€146	€198	€257
Selling and marketing	463	737	1,104
Technology and content	1,728	2,969	3,897
General and administrative	7,168	11,438	12,003

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€8	€98
Amortization of internal use software and website development costs included in technology and content	3,085	4,019	4,566
Amortization of internal use software costs included in general and administrative	—	104	313
Amortization of acquired technology included in amortization of intangible assets	135	136	136

(3) Includes related party expense as follows:
Selling and marketing	€94	€97	€111
Technology and content	1,618	541	48
General and administrative	63	1	—
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2023	2022	2021
Net income/(loss)	€(164,476)	€(127,218)	€10,704
Other comprehensive income/(loss):
Currency translation adjustments	21	18	32
Total other comprehensive income	€21	€18	€32
Comprehensive income/(loss)	€(164,455)	€(127,200)	€10,736
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except number of shares and per share amounts)

	As of December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	€101,847	€248,584
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €936 and €418, respectively	23,613	25,679
Accounts receivable, related party	19,094	24,432
Short-term investments	25,225	45,000
Tax receivable	6,774	498
Prepaid expenses and other current assets	11,032	8,669
Total Current Assets	€187,927	€353,204

Property and equipment, net	10,079	13,075
Operating lease right-of-use assets	42,273	45,028
Investments & other assets	9,176	8,409
Intangible assets, net	75,614	89,949
Goodwill	—	181,927
TOTAL ASSETS	€325,069	€691,592

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€17,930	€19,941
Income taxes payable	2,087	12,325
Deferred revenue	1,176	1,689
Payroll liabilities	2,619	2,454
Accrued expenses and other current liabilities	9,874	8,675
Operating lease liability	2,301	4,538
Total Current Liabilities	€35,987	€49,622

Operating lease liability	38,434	40,729
Deferred income taxes	26,549	30,050
Other long-term liabilities	9,075	9,455
Commitments and contingencies (Note 13)

Stockholders' equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, Shares issued: 110,919,270 and 124,305,225 , respectively Shares outstanding: 110,919,270 and 104,305,225, respectively	6,655	7,458
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 237,476,895 shares issued and outstanding, respectively	142,486	142,486
Treasury stock at cost - Class A shares, nil and 20,000,000 shares, respectively	—	(19,960)
Reserves	681,333	863,987
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	75	54
Accumulated deficit	(737,832)	(554,596)
Total stockholders' equity	€215,024	€561,736
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€325,069	€691,592
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Treasury stock - Class A Common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2021	€3,358	€178,913	€—	€798,017	€(438,082)	€4	€122,307	€664,517
Net income					10,704			10,704
Other comprehensive income (net of tax)						32		32
Share-based compensation expense				17,261				17,261
Conversion of Class B shares	2,174	(21,735)		19,561				—
Issuance of common stock related to exercise of options and vesting of RSUs	270			1,000				1,270
Balance at December 31, 2021	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(127,218)			(127,218)
Other comprehensive income (net of tax)						18		18
Share-based compensation expense				15,342				15,342
Conversion of Class B shares	1,469	(14,692)		13,223				—
Issuance of common stock related to exercise of options and vesting of RSUs, net	187			(118)				69
Repurchase of common stock			(20,259)					(20,259)
Reissuance of treasury stock			299	(299)				—
Balance at December 31, 2022	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net loss					(164,476)			(164,476)
Other comprehensive income (net of tax)						21		21
Share-based compensation expense				9,505				9,505
Issuance of common stock related to exercise of options and vesting of RSUs	397			(32)				365
Withholding taxes on net share settlements of equity awards				(6,456)				(6,456)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend paid to shareholders				(184,381)				(184,381)
Reclassification of share-based compensation expense from equity to liability				(1,290)				(1,290)
Balance at December 31, 2023	€6,655	€142,486	€—	€681,333	€(737,832)	€75	€122,307	€215,024
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2023	2022	2021
Operating activities:
Net income/(loss)	€(164,476)	€(127,218)	€10,704
Adjustments to reconcile net income/(loss) to net cash provided by:
Depreciation (property and equipment, internal-use software and website development)	4,421	5,996	8,213
Amortization of intangible assets	135	136	136
Goodwill and intangible assets impairment loss	196,127	184,642	—
Impairment of long-lived assets including internal-use software and website development	—	893	—
Share-based compensation	9,505	15,342	17,261
Deferred income taxes	(3,501)	(19,734)	8,856
Foreign exchange (gains)/losses	632	228	(1,554)
Expected credit losses, net	640	228	255
(Gain)/Loss on disposal of fixed assets	(18)	(6)	317
Gain from settlement of asset retirement obligation	—	—	(5)
Gain from lease termination and modification, net	—	—	(1,307)
Loss from equity method investment	221	401	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	6,691	(10,114)	(25,754)
Prepaid expenses and other assets	(3,565)	1,557	(2,510)
Accounts payable	(2,389)	5,291	6,897
Payroll liabilities	(935)	(835)	297
Accrued expenses and other liabilities	1,358	(677)	2,738
Deferred revenue	(513)	(485)	(576)
Taxes payable/receivable, net	(16,532)	10,623	8,568
Net cash provided by operating activities	€27,801	€66,268	€32,536
Investing activities:
Purchase of investments	(25,225)	(50,000)	(1,351)
Proceeds from sales and maturities of investments	45,000	5,000	19,338
Business acquisition, net of cash acquired	—	—	(4,302)
Capital expenditures, including internal-use software and website development	(3,514)	(3,976)	(3,781)
Investment in equity-method investees	—	(5,951)	—
Proceeds from sale of fixed assets	28	17	114
Net cash provided by/(used in) investing activities	€16,289	€(54,910)	€10,018
Financing activities:
Proceeds from exercise of option awards	365	118	1,270
Payment of withholding taxes on net share settlements of equity awards	(6,380)	—	—
Repayment of other non-current liabilities	(46)	(112)	(217)
Purchases of treasury stock	—	(19,627)	—
Dividend paid to shareholders	(184,381)	—	—
Net cash provided by/(used in) financing activities	€(190,442)	€(19,621)	€1,053
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(385)	470	2,341
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(146,737)	€(7,793)	€45,948
Cash, cash equivalents and restricted cash at beginning of year	248,926	256,719	210,771
Cash, cash equivalents and restricted cash at end of year	€102,189	€248,926	€256,719

	Year ended December 31,
	2023	2022	2021
Supplemental cash flow information:
Cash paid for interest	€12	€51	€383
Cash received for interest	5,271	397	174
Cash paid for taxes, net of (refunds)	32,985	9,436	(4,848)
Non-cash investing and financing activities:
Fixed assets-related payable	—	—	3
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Notes to the consolidated financial statements

1. Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them or a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of December 31, 2023, Expedia Group’s ownership interest and voting interest in trivago N.V. is 60.0% and 84.1%, respectively, and 61.2% and 84.3%, respectively, as of December 31, 2022.
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
Certain amounts previously reported in the consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform to the current period's presentation, primarily to separately present interest income, which was previously classified as other net income on the statements of operations.
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
As of December 31, 2023 and December 31, 2022, there are no noncontrolling interest balances, as all subsidiaries of the Company are wholly-owned.
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
Most of our revenue is invoiced on a monthly basis after the performance obligation has been satisfied with payment terms between 10 to 30 days. For some advertisers we require prepayments.
Subscription Revenue
Revenue from subscription services is recognized ratably over the contract term, which is generally 12 months or less from the subscription commencement date. Customers may choose to be billed annually or monthly via Single Euro Payments Area ("SEPA") or credit card. The price per subscription is fixed and determinable when the contract commences.
Other Revenue
We also earn revenue by offering our advertisers business-to-business (B2B) solutions including: display advertisements, which are recognized as services are provided; access services, which are recognized based on the volume usage; and white label services, which are predominately recognized in accordance with CPC revenue. These revenue streams do not represent a significant portion of our revenue.

Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. At December 31, 2021, €2.2 million was recorded as deferred revenue, €2.1 million of which was recognized as revenue during the year ended December 31, 2022. At December 31, 2022, the deferred revenue balance was €1.7 million, €1.7 million of which was recognized as revenue during the year ended December 31, 2023. At December 31, 2023, the deferred revenue balance was €1.2 million.
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2023, 2022 and 2021, cost of revenue excludes €0.1 million each period, of amortization expense of acquired technology. For the years ended December 31, 2023, 2022 and 2021 cost of revenue excludes €3.1 million, €4.1 million and €5.0 million, respectively, of amortization expense related to internal use software and website development. Refer to footnote (2) of the consolidated statements of operations for amortization expense presentation within operating expenses.
Cash, cash equivalents and restricted cash
Our cash and cash equivalents include cash and liquid financial instruments, consisting of time deposit investments, with original maturities of three months or less when purchased.
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
The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	As of December 31,
(in thousands)	2023	2022
Cash & cash equivalents	€101,847	€248,584
Restricted cash included within current assets	342	342
Total	€102,189	€248,926
Accounts receivable
Accounts receivable are generally due within 10 to 30 days and are recorded net of an allowance for expected credit losses. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable, collection terms and historical or expected credit loss patterns. For each pool, we make estimates for the allowance based on the current expected credit loss ("CECL") methodology by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as general and administrative expense in our consolidated statements of operations.

Investments
Our short-term investments consist of term deposit accounts and government bonds with original maturity of more than three but fewer than 12 months. Our long-term investments, classified as investments and other assets, consist of an equity-method investment and term deposits with maturity of more than one year.
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
Certain direct development costs associated with website and internal-use software are capitalized during the application development stage. Capitalized costs include external direct costs of services and payroll costs. The payroll costs are for employees devoting time to the software development projects principally related to website and mobile app development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as property and equipment and are generally amortized over a period of three years beginning when the asset is ready for use. Costs incurred that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, which is generally a period of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
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
Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs in our consolidated statement of operations.
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
Recoverability of goodwill and indefinite-lived intangible assets
Goodwill: Goodwill is assigned to our three reporting units, which correspond to our three operating segments, on the basis of their relative fair values. We assess goodwill for impairment annually as of September 30th, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount, followed by performing a quantitative assessment by comparing the fair value of the reporting unit to the carrying value, if necessary. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative goodwill impairment test. An impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value.
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
Indefinite-lived intangible assets: We assess indefinite-lived intangible assets for impairment annually as of September 30th, or more frequently, if events and circumstances indicate that an impairment may have occurred. In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. Periodically, we may elect to bypass the initial qualitative assessment and proceed directly to the quantitative impairment test of indefinite-lived intangible assets. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks and domain names, on the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenue for the brand, the appropriate royalty savings rate and an applicable discount rate.
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
Interest income
Interest income presented in our consolidated statements of operations primarily consists of interest earned on our term deposits held with financial institutions and interest earned on our bank accounts.
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
Foreign currency transaction gains and losses presented within other income and expense, other, net for the years ended December 31, 2023, 2022 and 2021 were as follows:

	As of December 31,
(in thousands)	2023	2022	2021
Foreign exchange gains/(losses), net	€(632)	€(228)	€1,554
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

Share-based compensation
Share-based compensation expense relates to stock awards granted in connection with the Omnibus Incentive Plan, as further discussed in Note 9 - Share-based awards and other equity instruments. For certain employee awards classified as liabilities, we remeasure these instruments at fair value at the end of each reporting period, representing the portion of the requisite service period rendered, until the award is settled. Forfeitures are accounted for in the period that the award is forfeited.
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
Reserves available for dividend distribution
Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association (although we note that, presently, we are not required by our articles of association to maintain reserves in addition to those which we must maintain under Dutch law). Refer to Note 11 - Stockholders' equity for further discussion on the distribution of the one-time extraordinary dividend paid in November 2023.
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
For the years ended December 31, 2023 and 2022, our reserves restricted for dividend distribution were €154.6 million and €155.2 million, respectively.
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
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 36%, 32% and 25%, respectively, of revenues for the years ended December 31, 2023, 2022 and 2021 and 45% and 49% of total accounts receivable as of December 31, 2023 and 2022. Booking Holdings and its affiliates represent 43%, 49% and 54%, respectively, of revenues for the years ended December 31, 2023, 2022 and 2021 and 25% and 30%, respectively, of total accounts receivable as of December 31, 2023 and 2022.
Contingent liabilities
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, as discussed further in Note 13 - Commitments and contingencies. Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
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
During the year ended December 31, 2021, we took advantage of a COVID-19 subsidy program and received a €12.0 million grant from the German government. The German government provided this assistance to compensate for losses incurred as a result of the pandemic. The grant was recognized as other income and presented within the line item other, net in our consolidated statements of operations.
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
Treasury stock is held for the purpose of reissuance under share-based compensation plans or capital reduction (retirement). When treasury stock is reissued any gains are included as part of additional paid-in capital. Losses upon reissuance reduce additional paid-in capital to the extent that previous net gains from the same class of stock have been recognized and any losses above that are recognized as part of retained earnings (accumulated deficit). We use the first-in-first-out purchase cost to determine the cost of the treasury stock that is reissued. If treasury stock is retired, any cost in excess of par value will be recorded to retained earnings (accumulated deficit).
Adoption of new accounting pronouncements
Measurement of Credit Losses on Financial Instruments. As of January 1, 2023, we have prospectively adopted ASU 2022-02, which expands certain disclosure requirements for public business entities to include the current-period gross write-offs by year of origination for financing receivables and net investment in leases. Past due trade receivables written off that originate on our prior periods are typically not material. The adoption of this new guidance did not have a material impact to our consolidated financial statements.
Codification Improvements. In July 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-03 which did not prescribe any new accounting guidance, but instead made minor improvements and clarifications on several different FASB ASC topics based on comments and suggestions made by various stakeholders and published SEC Staff Accounting Bulletins. The codification improvements applicable to us were adopted effective immediately. The adoption of the new guidance did not have a material impact on our consolidated financial statements.
Recent accounting pronouncements not yet adopted
Segment Reporting. In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Income Taxes. In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal years beginning after December 15, 2024. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.

3. Acquisitions and other investments
Acquisitions
Effective January 12, 2021, we acquired 100% of weekengo GmbH ("Weekengo") shares for €6.7 million from former shareholders and the domain and related trademark for €0.7 million from a former shareholder, for an aggregate cash purchase price of €7.4 million. Weekengo is a company based in Germany that operates the online travel search website “weekend.com”, which specializes in optimizing the delivery of search results for direct flights and hotel packages with a short-trip focus.
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

4. Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the table below:

As of December 31, 2023	Total	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€64,123	€64,123
Short-term investments
Term deposits	25,225	25,225
Investments and other assets:
Term deposits	1,351	1,351
Total	€90,699	€90,699

As of December 31, 2022	Total	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€159,000	€159,000
Short-term investments
Term deposits	45,000	45,000
Investments and other assets:
Term deposits	1,351	1,351
Total	€205,351	€205,351
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

Goodwill and intangible assets
For the years ended December 31, 2023 and 2022, we recorded goodwill impairments of €181.9 million and €104.6 million, respectively, and indefinite-lived intangible asset impairments of €14.2 million and €80.0 million, respectively.
Goodwill is assigned to our three reporting units on the basis of their relative fair values. The fair value of each reporting unit was estimated using a blended analysis of the present value of future discounted cash flows and market valuation approach using Level 3 inputs. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from royalty method. This method uses Level 3 inputs including projected revenues, discount rate and a royalty savings rate which ranged from 3% to 4%. See Note 8 - Goodwill and intangible assets, net.

5. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2023	2022
Prepaid advertising	€6,429	€6,284
Other prepaid expenses	4,393	2,035
Other assets	210	350
Total	€11,032	€8,669
In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights. The final contractual installment payment under our long-term marketing sponsorship agreement was paid and €4.0 million has been included within prepaid advertising in the above table as of December 31, 2023.

6. Property and equipment, net

	As of December 31,
(in thousands)	2023	2022
Leasehold improvements	€4,117	€6,865
Capitalized software and software development costs	30,065	28,867
Computer equipment	15,375	15,916
Furniture and fixtures	2,999	3,045
Subtotal	52,556	54,693
Less: accumulated depreciation	42,477	42,175
Construction in process	—	557
Property and equipment, net	€10,079	€13,075
Our headquarters in Düsseldorf, Germany is accounted for as an operating lease, and consequently the operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized on our consolidated balance sheets (see Note 2 - Significant accounting policies - Leases and Note 7 - Leases for further information).
Pursuant to the amendment of the operating lease agreement for office space signed in January 2021, the Company sold and transferred long-lived assets with a net book value of €2.1 million to the landlord in the quarter ended June 30, 2023. This transaction is offset by the lease termination penalty payment to the landlord of €2.3 million. The net amount is recorded in accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2023. There was no significant gain/loss recorded on the sale of these fixed assets. See Note 7 - Leases for additional details on the transaction.
As of December 31, 2023 and 2022, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €5.4 million and €5.3 million, respectively. During the year ended December 31, 2022, we recorded an impairment of €0.9 million related to acquired software and internally capitalized software development costs. We recognized the loss on impairment within our operating expenses.
As of December 31, 2023 and 2022, our computer equipment costs, net of accumulated amortization, were €0.8 million and €1.3 million, respectively.

7. Leases
We have operating leases for office space and office equipment. Our leases have remaining lease terms of less than two years to 14 years, inclusive of options to extend the lease for up to ten years.
Operating lease costs were €4.2 million, €4.9 million and €5.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. Variable lease costs of €0.4 million and €0.2 million for the years ended December 31, 2023 and 2022 include cost-of-living index adjustments. Variable lease costs of €0.4 million for the year ended December 31, 2021 include short payment of rent to the landlord on account of defects identified in the office space in our corporate headquarters and cost-of-living index adjustments. The Company also had subleases mainly for office space under agreements which were terminated by the end of 2021; however, in 2022, we entered into a new sublease agreement for our Barcelona office space. Sublease income from such agreements was €0.1 million for the years ended December 31, 2023, 2022 and 2021.
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces. We surrendered the remainder of the leased space subject to the termination on May 31, 2023 for a €2.3 million penalty payment to the landlord. The penalty is offset by a sale of long-lived assets which were transferred to the landlord as a part of this transaction, see Note 6 - Property and equipment, net for additional details.
Supplemental information related to operating leases was as follows:

	As of December 31,
(in thousands)	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	€3,722	€3,828

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
(in thousands)	2023	2022
Operating lease right-of-use assets	€42,273	€45,028
Current operating lease liabilities	€2,301	€4,538
Long-term operating lease liabilities	€38,434	€40,729
Total operating lease liabilities	€40,735	€45,267
Weighted average remaining lease term	14.4 years	14.6 years
Weighted average discount rate	3.4%	3.4%
Maturities of operating lease liabilities are as follows:

Year ended December 31,
(in thousands)	2023
2024	€3,656
2025	3,640
2026	3,560
2027	3,560
2028	3,560
2029 and thereafter	33,520
Total lease payments	51,496
Less: imputed interest	(10,761)
Total	€40,735

8. Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2023 and 2022:

	Year ended December 31,
(in thousands)	2023	2022
Goodwill	€—	€181,927
Intangible assets with indefinite lives	75,345	89,545
Intangible assets with definite lives, net	269	404
Total	€75,614	€271,876
Impairment Assessment
For the year ended December 31, 2023, we performed a quantitative impairment assessment for our annual impairment test as of September 30th. As a result, a cumulative goodwill and indefinite-lived intangible assets impairment charge of €196.1 million was recorded. We recorded impairment charges to the Developed Europe and Americas reporting unit goodwill balances of €95.5 million and €86.5 million, respectively which eliminated the goodwill balances in these reporting units. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment. We also performed a quantitative impairment assessment for our annual indefinite-lived intangible assets as of September 30th resulting in an impairment charge of €14.2 million.

For the year ended December 31, 2022, we performed two quantitative impairment assessments. Concurrently with our second quarter and annual goodwill impairment assessments in 2022, we also performed quantitative impairment assessments for our indefinite-lived intangible assets. We recorded a cumulative goodwill impairment charge of €104.6 million to our Developed Europe reporting unit and a cumulative impairment charge of €80.0 million to our indefinite-lived intangible assets for the year ended December 31, 2022. The impairments recorded in the prior year were due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment which led to a shift in the Company’s internal priorities beginning in the second quarter of 2022.
During the goodwill impairment assessments performed, we compared the fair values of our reporting units to their carrying values. The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Our significant estimates in the market approach model included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.
During the indefinite-live intangible asset impairment assessments performed, we base our measurement of the fair value using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenue for the brand, the appropriate royalty savings rate and an applicable discount rate.
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2022	€200,067	€86,472	€—	€286,539
Foreign exchange translation	26	4	—	30
Impairment charge	(104,642)	—	—	(104,642)
Balance as of December 31, 2022	€95,451	€86,476	€—	€181,927

Balance as of January 1, 2023	€95,451	€86,476	€—	€181,927
Impairment charge	(95,451)	(86,476)	—	(181,927)
Balance as of December 31, 2023	€—	€—	€—	€—
As of December 31, 2023 and 2022, we had accumulated impairment losses for goodwill of €494.2 million and €312.3 million, respectively.
Intangible Assets with Indefinite Lives
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
As of December 31, 2023 and 2022, we have accumulated impairment losses for indefinite-lived intangible assets of €94.2 million and €80.0 million, respectively.

Intangible Assets with Definite Lives
The following table presents the components of our intangible assets with definite lives as of December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022
(in thousands)	Cost	(Accumulated Amortization)	Net	Cost	(Accumulated Amortization)	Net
Trademark/domain	€675	€(406)	€269	€675	€(271)	€404
Total	€675	€(406)	€269	€675	€(271)	€404
Amortization expense was €0.1 million for both years ended December 31, 2023 and 2022. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2023, assuming no subsequent impairment of the underlying assets, will be €0.1 million for each of the two succeeding fiscal years.

9. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan as of December 31, 2023 are 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by ADSs for such Class A shares.
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
Awards include options, performance-based stock options, share appreciation rights, restricted stock units, performance-based stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval. Options and share appreciation rights shall vest and become exercisable at such time and pursuant to such conditions as determined by the plan committee and as may be specified in an individual grant agreement. The plan committee may at any time accelerate the exercisability of any option or share appreciation right. Restricted shares may vest based on continued service, attainment of performance goals or both continued service and performance goals. The plan committee at any time may waive any of these vesting conditions.
Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan has a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan. We issue new shares or reissue treasury shares held to satisfy the exercise or settlement of share-based awards.

The following table presents a summary of our share option activity:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2023	27,357,798	2.30	10	23,179
Granted	20,879,816	0.63
Exercised (1)	12,276,176	0.06
Cancelled	5,043,983	0.76
Balance as of December 31, 2023	30,917,455	2.25	7	3,074
Exercisable as of December 31, 2023	7,978,490	7.00	9	377
(1) Inclusive of 6,407,312 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.
The total intrinsic value of stock options exercised was €12.4 million, €3.1 million and €10.8 million for the years ended December 31, 2023, 2022 and 2021.
The following table summarizes information about share options vested and expected to vest as of December 31, 2023:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	22,757,455	2.83	7	2,294
Currently Exercisable	7,978,490	7.00	9	377
The following table presents a summary of our restricted stock units (RSUs):

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2023	2,972,024	1.94	6
Granted	1,446,392	1.57
Vested (1)	1,092,205	1.85
Cancelled	1,123,436	1.69
Balance as of December 31, 2023	2,202,775	1.79	6
(1) Inclusive of 310,268 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.
On July 11, 2022, 2,032,743 market-based awards made to our management board were cancelled resulting in the remaining unrecognized compensation cost for the cancelled awards to be accelerated and recognized as share-based compensation expense on the date of cancellation.
On May 9, 2023, 8,160,000 market-based and 12,240,000 service-based options were granted to the new Managing Directors appointed at the annual general meeting of shareholders held on June 30, 2023. The market-based awards cliff vest at the end of the performance period on June 30, 2027. The market condition is based upon trivago's volume-weighted average share price, which determines the number of shares earned. The service-based options vest annually over three years beginning on June 30, 2024 in equal increments.
Also on May 9, 2023, our former CEO resigned and concurrently signed an agreement to provide substantive consultancy services. As a result, a modification was made to the vesting conditions for the outstanding market-based and service-based options. As the modification date fair values of the unvested awards were lower than the original grant date fair values, we recorded a €1.3 million reduction in general and administrative compensation expense during the second quarter of 2023. Additionally, in accordance with our accounting policy to record forfeitures as they occur, we recorded a €1.0 million reduction in general and administrative compensation expense during the fourth quarter of 2023 as the consultancy agreement ended on December 31, 2023.
On October 3, 2023, our CFO signed an agreement to provide substantive consultancy services subsequent to his termination date of December 31, 2023. As a result, a modification was made to the vesting conditions for the outstanding market-based and service-based options. As the modification date fair values of the unvested awards were lower than the original grant date fair values, we recorded a €0.3 million reduction in general and administrative compensation expense during the fourth quarter of 2023.
On November 2, 2023, the Compensation Committee resolved to modify certain awards pursuant to the authority granted to it under the 2016 Plan to make adjustments in the event of an extraordinary dividend, as further described in Note 11 - Stockholders' equity. The modifications included reductions to the strike price of certain options by €0.53 (USD 0.57) (the rounded per share amount of the dividend stated in Note 11 - Stockholders' equity converted into U.S. dollars) per Class A settled option and also to provide holders of certain other options and RSUs with a fixed cash payment of €0.53 per Class A settled award that vests on or after November 2, 2023. As a result of the strike price modifications, no additional incremental share-based compensation expense was recorded. For the awards eligible for the fixed cash payment, an equity to liability modification resulted in a portion of share-based compensation expense previously recorded in equity to be reclassified as a liability. As of December 31, 2023, €1.1 million and €0.2 million of the amounts previously recognized in additional paid-in-capital for these awards were reclassified to payroll liabilities and other long-term liabilities, respectively, on the consolidated balance sheet.
The fair value of share awards granted during the years ended December 31, 2023, 2022 and 2021, were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo simulation pricing models, assuming the following weighted average assumptions:

	Year ended December 31,
	2023	2022	2021
Risk-free interest rate	3.31%	1.04%	(0.46)%
Expected volatility	68%	69%	71%
Expected life (in years)	4.96	4.31	4.41
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€1	€1	€4
The Monte Carlo simulation model, which simulated the probabilities of the potential outcomes of future stock prices of the Company over the performance period, was used to calculate the grant-date fair value for awards with market conditions.
During the years ended December 31, 2023, 2022 and 2021, we recognized total share-based compensation expense of €9.5 million, €15.3 million and €17.3 million, respectively, which had no related income tax benefit.

Cash received from share-based award exercises for the years ended December 31, 2023, 2022 and 2021, was €0.4 million, €0.1 million and €1.3 million, respectively.
As of December 31, 2023, there was approximately €15.7 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 2.5 years.

10. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2023	2022	2021
Current income tax expense:
Germany	€15,883	€26,239	€3,729
Other countries	9	65	1
Current income tax expense	€15,892	€26,304	€3,730
Deferred income tax expense/(benefit):
Germany	(3,501)	(19,763)	8,914
Other countries	—	29	(58)
Deferred income tax expense/(benefit)	€(3,501)	€(19,734)	€8,856
Income tax expense	€12,391	€6,570	€12,586
Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income/(loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2023	2022	2021
Germany	€(151,890)	€(119,273)	€23,387
Other countries	26	(974)	(97)
Income/(loss) before income taxes	€(151,864)	€(120,247)	€23,290

A reconciliation of amounts computed by applying the German statutory income tax rate of 31.2% to income/(loss) before income taxes to total income tax expense is as follows:

	Year ended December 31,
(€ thousands)	2023	2022	2021
Income/(loss) before income taxes	€(151,864)	€(120,247)	€23,290
Income tax expense/(benefit) at German tax rate	(47,419)	(37,547)	7,272
Foreign rate differential	(1)	175	17
Expected tax expense/(benefit)	€(47,420)	€(37,372)	€7,289

Tax effect from:
Non-deductible share-based compensation	€2,968	€4,791	€5,390
Deductible share-based compensation liability awards	(401)	—	—
Non-deductible corporate costs	1,013	234	121
Goodwill impairment	56,807	32,674	—
Prior period taxes	(5)	192	(294)
Movement in valuation allowance	13	(57)	80
Movement in uncertain tax positions	(686)	6,311	56
Income tax effect resulting from weekengo asset deal transaction	—	—	1,938
Initial recognition of tax deductible goodwill and intangibles	—	—	(1,938)
Other differences	102	(203)	(56)
Income tax expense	€12,391	€6,570	€12,586
Income tax expense was €12.4 million, €6.6 million and €12.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our effective tax rate was (8.2)%, (5.5)% and 54.0% in the years ended December 31, 2023, 2022 and 2021, respectively. Non-deductible share-based compensation of (pre-tax) €9.5 million, €15.3 million and €17.3 million had an impact on the effective tax rates of (2.0)%, (4.0)% and 23.1% in the years ended December 31, 2023, 2022 and 2021, respectively. Deductible amounts related to share-based compensation liability classified awards of (pre-tax) €1.3 million had an impact on the effective tax rate of 0.3% in the year ended December 31, 2023 as further discussed in Note 9 - Share-based awards and other equity instruments. Non-deductible impairment expenses on goodwill of (pre-tax) €181.9 million and €104.6 million had an impact on the effective tax rate of (37.4)% and (27.2)% in the years ended December 31, 2023 and 2022, respectively.
The uncertain tax position movement relates to the release of the liability recognized for the years 2017 and 2018 after our position was accepted by the tax authorities within the tax audit, which was closed in 2023. The release of €0.7 million in the uncertain tax position had an impact on the effective tax rate of 0.5% in the year ended December 31, 2023. Additional details on the movement in valuation allowance are included in the deferred income tax section below.
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

Uncertain tax positions
Uncertain tax positions as of December 31, 2023 and 2022 were as follows:

	Year Ended December 31,
(€ thousands)	2023	2022
Balance, beginning of year	€9,238	€2,927
Increases to tax positions related to the current year	—	6,289
Decreases to tax positions related to prior years	(720)	—
Interest and penalties	34	22
Balance, end of year	€8,552	€9,238
Tax audits
The Company is subject to audit by federal, state, local and foreign income tax authorities. The audit of tax returns for trivago N.V. from 2016 through 2018 for corporate income tax, trade tax and value-added tax was closed in 2023. As of December 31, 2023, there is no ongoing audit of tax returns for trivago N.V. for corporate income tax, trade tax and value-added tax. According to the statute of limitation, the German tax authorities may initiate additional audits of the tax years for 2019 through 2023.
Deferred income taxes
As of December 31, 2023 and 2022, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2023	2022
Deferred tax assets:
Net operating loss and tax credit carryforwards	1,339	1,329
Accrued expenses and other current liabilities	—	42
Operating lease liability	14,705	14,135
Other long-term liabilities	33	35
Deferred tax assets (gross)	€16,077	€15,541
Less valuation allowance	(1,339)	(1,329)
Subtotal	€14,738	€14,212
Offsetting	(14,738)	(14,212)
Deferred tax assets	€—	€—

Deferred tax liabilities:
Cash and cash equivalents	—	51
Prepaid expense and other current assets	437	163
Intangible assets, net	23,332	27,771
Property and equipment	2,108	2,129
Operating lease right-of-use assets	15,185	14,060
Accrued expenses and other current liabilities	160	—
Other long-term liabilities	18	—
Other	47	88
Subtotal	€41,287	€44,262
Offsetting	(14,738)	(14,212)
Deferred tax liabilities	€26,549	€30,050

trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. Deferred tax assets on net operating losses ("NOLs") related to the domestic and foreign subsidiaries were €1.3 million as of December 31, 2023 and 2022. As we have considered these tax loss carryforwards as not realizable, a valuation allowance of €1.3 million was recorded as of December 31, 2023 and 2022.
Deferred tax liabilities resulting from intangible assets decreased to €23.3 million as of December 31, 2023, from €27.8 million in 2022. The reduction was mainly driven by the trademark impairment charges of €14.2 million for the year ended December 31, 2023 that resulted in a deferred tax benefit of approximately €4.4 million.
The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was €1.8 million and €1.7 million as of December 31, 2023 and December 31, 2022, respectively. In terms of undistributed earnings of domestic investments, we have recognized deferred income taxes on taxable temporary differences of €18 thousand, as only 5% refer to a taxable temporary difference under German tax law. Any capital gains on the sale of participations would be 95% exempt under German tax law.

11. Stockholders' equity
Class A and Class B Common Stock
As of December 31, 2023, we had 110,919,270 Class A shares and 237,476,895 Class B shares outstanding. Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. All other terms and preferences of Class A and Class B common stock are the same. Each Class B share is convertible into one Class A share at any time by the holder. During the years ended December 31, 2023, 2022 and 2021, nil, 24,485,793 and 36,225,279 Class B shares were converted into Class A shares, respectively.
As of December 31, 2023, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders and a member of our supervisory board. Refer to Note 1 - Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of December 31, 2023 had an ownership interest and voting interest of 8.2% and 11.5%, respectively, and 8.3% and 11.5%, respectively, as of December 31, 2022.
In October 2023, the management board approved a change in the ratio of the Company's ADS program, comprising a change in the ratio of ADSs to Class A shares ("shares") from one ADS representing one share, to one ADS representing five shares. The ratio change was effective as of November 17, 2023.
Dividend
In 2023, the Company paid a one-time extraordinary dividend totaling €184.4 million (€0.529228 per each Class A and B share) to shareholders of record on November 3, 2023. The dividend was paid to holders of Class A and B shares on November 6, 2023 and was distributed to holders of our ADSs on November 13, 2023.
Treasury Stock
As of December 31, 2023 and December 31, 2022, nil and 20,000,000, respectively, of our issued shares were treasury shares.
In November 2022, the Company acquired 20,000,000 Class A shares from Peter Vinnemeier valued at €19.9 million which were classified as treasury stock until they were retired in September 2023. As a result, the treasury stock balance of €19.9 million was eliminated and Class A common stock was reduced by €1.2 million representing the par value of the retired shares. The difference of €18.7 million was recognized in accumulated deficit.
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
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to dividends paid to shareholders, taxes withheld on net share settlements of equity awards, share-based compensation expense, impact of reclassification of share-based compensation expense from equity to liability, exercises of employee stock options and vesting of RSUs, the effect of the conversions of Class B shares to Class A shares, and the reissuance of treasury stock.
Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income/(loss) represents foreign currency translation adjustments for our subsidiaries in foreign locations. As of December 31, 2023 we do not expect to reclassify any amounts included in accumulated other comprehensive income/(loss) into earnings during the next 12 months.
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

The following table presents our basic and diluted earnings per share:

	Year Ended December 31,
(€ thousands, except per share data)	2023	2022	2021
Numerator:
Net income/(loss)	€(164,476)	€(127,218)	€10,704

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	344,937	357,551	357,525
Diluted	344,937	357,551	367,240

Net income/(loss) per share:
Basic	€(0.48)	€(0.36)	€0.03
Diluted	€(0.48)	€(0.36)	€0.03
Diluted weighted average common shares outstanding in 2023 and 2022 do not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

13. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2023 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€26,845	€14,539	€12,266	€40	€—
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
In addition, two purported class actions have been filed in Israel and Ontario, Canada, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023, with a decision still pending. A case management hearing in the class action filed in Israel recently took place. The matter remains at a relatively early stage.

14. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related party revenue from Expedia Group of €172.5 million, €173.3 million and €91.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related party revenue represented 36%, 32% and 25% and of our total revenue for each of the years ended December 31, 2023, 2022 and 2021, respectively.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2023 and 2022 were €19.1 million and €24.4 million.
As further described in Note 11 - Stockholders' equity, a one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €110.6 million has been distributed to Expedia Group based on their share ownership on the date of record.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days prior written notice. During the years ended December 31, 2023, 2022 and 2021, we did not utilize this service agreement.
Services and support agreements
On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia Group agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. This agreement was terminated on October 31, 2023 and a new agreement was effective as of November 1, 2023 with Expedia Group International Holdings III, LLC, (“EGIH3”). EGIH3 agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 30 days prior notice.
Effective January 1, 2023, we entered into a Management Services Agreement with Expedia, Inc., pursuant to which Expedia, Inc. agreed to provide us with certain services in connection with tax,

accounting, finance, legal, operations, administrative and similarly related functions. Either party may terminate the Management Services Agreement upon 30 days prior notice.
For the years ended December 31, 2023, 2022 and 2021, our operating expenses include €0.2 million each period of related party shared services fees and amounts related to the services and support agreements detailed above.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment (see Note 3 - Acquisitions and other investments), to increase the number of directly bookable rates available on our website for an initial term of 12 months. This agreement was terminated in the last quarter of 2023 by providing a 90 days written notice ahead of the contract renewal date. Effective January 11, 2024, we entered into a new commercial agreement with UBIO Limited. See Note 17 - Subsequent events for further details.
For the years ended December 31, 2023 and 2022, our operating expenses include €1.5 million and €0.5 million related to the original commercial agreement.
Transactions with shareholders
In November 2022, we purchased 20,000,000 Class A shares from Peter Vinnemeier, one of our founders, for €19.3 million (USD 1.00 per share). The purchase of shares was funded from available working capital. See Note 11 - Stockholders' equity for further details. Following this share purchase, transactions with Mr. Vinnemeier are no longer related party transactions.
As further described in Note 11 - Stockholders' equity, a one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €15.1 million has been distributed to Rolf Schrömgens, one of our founders and a member of our supervisory board, based on his share ownership on the date of record.

15. Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Japan, Turkey, Australia, Hong Kong and India.
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
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the years ended December 31, 2023, 2022 and 2021. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€215,687	€176,404	€84,749	€—	€476,840
Subscription revenue	—	—	—	2,571	2,571
Other revenue	—	—	—	5,620	5,620
Total revenue	€215,687	€176,404	€84,749	€8,191	€485,031
Advertising spend	147,713	118,965	56,469	—	323,147
ROAS contribution	€67,974	€57,439	€28,280	€8,191	€161,884
Costs and expenses:
Cost of revenue, including related party, excluding amortization					11,971
Other selling and marketing, including related party (1)					22,492
Technology and content, including related party					49,020
General and administrative, including related party					38,726
Amortization of intangible assets					135
Impairment of intangible assets and goodwill					196,127
Operating loss					€(156,587)
Other income/(expense)
Interest expense					(12)
Interest income					5,213
Other, net					(478)
Total other income/(expense), net					€4,723
Loss before income taxes					€(151,864)
Expense for income taxes					12,391
Loss before equity method investment					€(164,255)
Loss from equity method investment					(221)
Net loss					€(164,476)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€237,692	€216,406	€67,692	€—	€521,790
Subscription revenue	—	—	—	3,398	3,398
Other revenue	—	—	—	9,816	9,816
Total revenue	€237,692	€216,406	€67,692	€13,214	€535,004
Advertising spend	149,823	131,638	35,862	—	317,323
ROAS contribution	€87,869	€84,768	€31,830	€13,214	€217,681
Costs and expenses:
Cost of revenue, including related party, excluding amortization					12,691
Other selling and marketing, including related party (1)					24,701
Technology and content, including related party					54,921
General and administrative, including related party					60,852
Amortization of intangible assets					136
Impairment of intangible assets and goodwill					184,642
Operating loss					€(120,262)
Other income/(expense)
Interest expense					(51)
Interest income					622
Other, net					(556)
Total other income/(expense), net					€15
Loss before income taxes					€(120,247)
Expense for income taxes					6,570
Loss before equity method investment					€(126,817)
Loss from equity method investment					(401)
Net loss					€(127,218)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€163,700	€140,143	€45,599	€—	€349,442
Subscription revenue	—	—	—	3,914	3,914
Other revenue	—	—	—	8,109	8,109
Total revenue	€163,700	€140,143	€45,599	€12,023	€361,465
Advertising spend	106,984	94,096	22,470	—	223,550
ROAS contribution	€56,716	€46,047	€23,129	€12,023	€137,915
Costs and expenses:
Cost of revenue, including related party, excluding amortization					11,500
Other selling and marketing, including related party (1)					25,646
Technology and content, including related party					52,374
General and administrative, including related party					38,208
Amortization of intangible assets					136
Operating income					€10,051
Other income/(expense)
Interest expense					(389)
Interest income					174
Other, net					13,454
Total other income/(expense), net					€13,239
Income before income taxes					€23,290
Expense for income taxes					12,586
Net income					€10,704
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2023, 2022 and 2021. Referral Revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-Referral Revenue was allocated either based upon the location of the customer using the service, or using the same methodology as the allocation of segment revenue, depending on the nature of the non-Referral Revenue stream.

	Year ended December 31,
(in thousands)	2023	2022	2021
Total revenues
United States	€106,032	€139,885	€102,687
Germany	45,209	52,789	42,301
United Kingdom	55,867	68,554	41,389
Canada	29,240	31,899	11,862
Japan	39,016	19,200	5,999
All other countries	209,667	222,677	157,227
	€485,031	€535,004	€361,465
The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2023 and 2022:

(€ thousands)	Years ended December 31,
	2023	2022
Property and equipment, net:
Germany	€10,040	€13,012
All other countries	39	63
	€10,079	€13,075

16. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2021
Allowance for expected credit losses	€348	€330	€(20)	€658
2022
Allowance for expected credit losses	658	227	(467)	418
2023
Allowance for expected credit losses	418	640	(122)	936

17. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 689,355 Class A shares were issued as a result of options exercised and RSUs released.
Effective January 11, 2024, we entered into a new commercial agreement with UBIO Limited, an equity method investment, to further increase the number of directly bookable rates available on our website for a term of 12 months with subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €1.3 million (GBP 1.1 million).
The German federal parliament passed legislation on December 14, 2019 which permits certain research and development projects to be eligible for refundable tax credits. In February 2024 we received a certificate from Bescheinigungsstelle Forschungszulage (BSFZ), the certification center for research grants in Germany, in response to our application filed in April 2023. Certain development costs associated with our website and internal-use software that were capitalized during the development stage between 2020 to 2022 were deemed eligible by BSFZ. We intend to apply for the tax credits in the coming months. The German tax authority may still reject or materially alter the claim. Accordingly, we will not recognize the benefit of the claim amount until the amount is realizable.