Form 20-F
period 2024-12-31
trivago N.V.
filed 2025-02-27
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Johannes Thomas, +49 211 3876840000, Kesselstraße 5 - 7, 40221 Düsseldorf, Federal Republic of Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing five Class A shares, nominal value €0.06 per share	TRVG	The NASDAQ Stock Market LLC
Class A shares, nominal value €0.06 per share*		The NASDAQ Stock Market LLC*

*	Not for trading, but only in connection with the registration of the American Depositary Shares (ADSs).
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
114,059,630 Class A shares
237,476,895 Class B shares
(as of December 31, 2024)
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
Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒        Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐  Yes   ☒ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
•the promotion by Google of its own products and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click (CPC) bidding or cost-per-acquisition (CPA) campaign strategy;
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

•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine, the ongoing conflict affecting the Middle Eastern region, and other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
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

Summary of our risk factors
Our business is subject to numerous risks you should be aware of before making an investment decision. These risks are described more fully in "Item 3: Key information - D. Risk factors" and include, i.a.:
Risks related to the general economic and geopolitical environment, the travel industry and our business
•We are pursuing a strategy to increase brand marketing investments, with the aim of increasing the volume of direct traffic to our platform in the long-term. This strategy may not enable us to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
•We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search. If we are unable to drive traffic cost-effectively, direct traffic to our platform could decline going forward, as it had been doing recently and our business would be negatively affected.
•If TV or other brand marketing advertising becomes less effective or if we experience diminishing returns from investments in such advertising, overall or in key markets, our planned brand marketing campaigns may not be as successful in terms of Return on Advertising Spend (ROAS) as our broad-reaching TV marketing campaigns had been prior to the COVID-19 pandemic.
•The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites are displayed on search engine pages. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Google and other search engine providers frequently update and change the logic that determines the placement and display of results of a user’s search.
•We derive a very large portion of our revenue from a small number of advertisers. Any reduction in spending or any change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
•We cannot reliably predict our advertisers' future CPC/CPA advertising spend or CPC bidding levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us.
•We are subject to a number of factors that contribute to significant period-to-period volatility in our financial condition and results of operations.
•We are dependent on general economic conditions, and declines in travel or discretionary spending could reduce the demand for our services.
•We have incurred losses due to impairment of intangible assets and may in the future record further impairments.
•Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
•Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military conflict between Russia and Ukraine, the ongoing conflict affecting the Middle Eastern region, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls may have a negative impact on our business.
•If we do not innovate, integrate or provide tools/services sufficiently useful to users and advertisers, we may not stay competitive, and our revenue and results of operations could suffer.

•Several of our product features depend, in part, on our relationship with third parties to provide us with content and services.
•Climate change may have an adverse impact on our business.
Legal and regulatory risks
•We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our reputation, business and financial condition.
•Regulators' continued focus on the consumer-facing business practices of online travel companies, as well as related private litigation, may adversely affect our business, financial performance, results of operations or business growth.
•We process, store and use user and employee personal data, which entails reputational, litigation and liability risks associated to any actual or perceived potential failure to comply with relevant legal obligations and regulatory guidance, which are constantly evolving.
•Regulations and expectations relating to environmental, social, and governance (“ESG”) considerations could expose us to potential liabilities, increased costs, and reputational harm.
Operational risks
•The competition for highly skilled personnel, including C-level and other senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, especially as the broader job market undergoes structural changes that increase our costs, our business would be harmed.
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
Risks related to the general economic and geopolitical environment, the travel industry and our business
We are pursuing a strategy to increase brand marketing investments, with the aim of increasing the volume of direct traffic to our platform in the long-term. This strategy may not enable us to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses.
We significantly reduced advertising on television (TV) in 2020 but again started investing in it late in 2023. We believe our prior television advertising campaigns had a significant positive effect, albeit one that diminished over time, on direct traffic volumes to our platform in periods after the advertising was aired. As we continue to see diminishing returns from prior brand marketing campaigns, our financial performance has been negatively impacted. We have decided to increase our brand marketing investments again to increase the volume of direct traffic to our platform. Our continued increases in brand marketing investments are expected to negatively impact our profitability in the short-to-medium term and there can be no assurances that this revised strategy will succeed in the long term.
The success of our brand marketing investments depends on consumers’ awareness of the trivago brand, perceived quality and perceived differentiated attributes of our brand, and to what extent those efforts help us attract and expand the number of users of our websites and apps. If TV or other brand marketing advertising becomes less effective or if we experience diminishing returns from investments in such advertising, overall or in key markets, our planned brand marketing campaigns may not be as successful in terms of Return on Advertising Spend (ROAS) as our broad-reaching TV marketing campaigns had been prior to the COVID-19 pandemic. As we make our planned investments, we may observe lower effectiveness due to increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users and the declining viewership in certain age groups and changes in viewing patterns that reduce viewer exposure to advertising. As we develop new creative concepts in our advertisements, our new advertisements may not be as effective in terms of ROAS as those we have used in the past. Our competitors may also invest in innovative advertisement campaigns to improve their brand awareness, which could make it difficult for us to increase or maintain our own marginal returns on our advertisements, despite our planned investments in brand marketing.
We expect the continued decline in viewership on traditional linear television to persist as consumers shift to other digital formats, such as streaming platforms and online video. As a result, we have begun investing in other channels with which we are becoming more familiar, including non-linear TV advertising formats and social media which may prove less effective than TV advertising in the long run and potentially lead to a lower marginal ROAS. If we are unable to maintain or enhance consumer awareness of our brand or to generate additional revenue in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.
We rely on search engines, particularly Google, to drive a substantial amount of traffic to our platform. Google continues to promote its own products and services that compete directly with our accommodation search at the expense of traditional keyword auctions and organic search. If we are unable to drive traffic cost-effectively, direct traffic to our platform could decline going forward, as it had been doing recently and our business would be negatively affected.
We rely on Bing, Google, Yahoo! and other Internet search engines to generate a substantial amount of traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques such as search engine optimization and search engine marketing to improve our placement in relevant search queries. The number of users we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites are displayed on search engine pages. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Google and other search engine providers frequently update and change the logic that determines the placement and display of results of a user’s search. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, it may have a material adverse effect on our business, results of operations, financial condition and prospects. For example, we continued to observe ad format tests on Google that negatively impacted traffic volumes to our platform in 2024. In addition, increased competition in keyword auctions can also negatively impact our business, results of operations, financial condition and prospects. For example, we observed higher levels of competition and prices in keyword auctions that ultimately resulted in declines in traffic volumes in 2024, particularly in our Americas and Developed Europe segments.
In addition, certain search and metasearch companies, including those mentioned above, may change their displays or rankings in order to promote their own competing products or services, or the products or services of one or more of our competitors. For example, Google, a significant source of traffic to our website, continues to frequently promote its own hotel search platform (which it refers to as “Google Hotel

Ads”) at the expense of traditional keyword auctions and organic search results. This presents a challenge since we have significantly less flexibility to acquire traffic for our website using that platform compared to traditional hotel-related keyword advertising. In addition, our major advertisers might not be amenable in some cases to our using their inventory to compete with them on Google Hotel Ads, which presents further difficulty as Google continues to direct traffic in this manner. Google’s promotion of its own competing products, or similar actions by Google or other search engine providers in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business, results of operations, financial condition and prospects.
We derive a very large portion of our revenue from a small number of advertisers. Any reduction in spending or any change in the bidding strategies by any of these advertisers could harm our business and negatively affect our financial condition and results of operations.
Our "cost-per-click," or CPC, pricing and our "cost-per-acquisition", or CPA, pricing whereby an advertiser pays us a percentage of the booking amount that ultimately results from a referral, depends in part, on competition among advertisers on our marketplace. Advertisers that pay higher CPC bids or CPC bid-equivalents under the CPA model generally receive better advertising placement and more referrals from us. We continue to generate the great majority of our revenue from our largest OTA advertisers, including brands affiliated with Booking Holdings, such as Booking.com, Agoda and priceline.com, and those affiliated with our majority shareholder, Expedia Group, such as Brand Expedia and Hotels.com. The loss of any of our major advertisers (e.g., because they do not value our business development strategies), on some or all of our platforms, or a further reduction in the amount they spend, or a further concentration in advertising spend by one advertiser could result in significant decreases in our revenue and profit or negative impacts on our liquidity position.
Our ability to grow and maintain revenue from our advertisers is dependent, to a significant extent, on our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective. Any reduction in the value that we deliver to our advertisers or our ability to match the value delivered by our competitors may negatively affect CPC bids or CPC bid-equivalents under the CPA model on our marketplace. Our advertisers’ spend on our platforms may also be adversely affected by other factors such as a weakening of their own financial or business conditions or external economic effects.
Even if we improve our product and deliver value to our advertisers, the fact that a very significant portion of our revenue is generated from brands affiliated with Booking Holdings and Expedia Group can permit these advertisers, depending on marketplace dynamics, to adjust their CPC bids or CPC bid-equivalents under the CPA model and obtain the same or increased levels of referrals, customers, bookings or revenue and profit at a lower cost. This can occur, for instance, if one or more advertisers with sufficient market share change their return-on-investment targets for their spend on our marketplace to influence our aggregate CPC or CPA levels. Our advertisers may curtail their spend on our platform in response to changes we may make to our product offering or strategy, which may also, in turn, negatively impact our revenue levels and profitability or increase the volatility on our marketplace.
We are subject to a number of factors that contribute to significant period-to-period volatility in our financial condition and results of operations.
Our financial condition and results of operations have varied and may continue to vary considerably from period-to-period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in the past. We cannot reliably predict our advertisers' future CPC/CPA advertising spend or CPC bidding levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Our advertisers often pursue different marketing strategies and have varying levels of competitiveness based on their own competitive position. We believe that our advertisers continuously review their advertising spend on our platform and on other marketing channels, and continuously seek to optimize the allocation of their spend among us and our competitors.

We regularly compete with our advertisers in auctions for search engine keywords on Google and other search engines and adjust our spend on search engine marketing based on trends we see in our results. Large advertisers' strategies regularly test how changes in their spend on our platform may affect the efficiency of their spend on these other marketing channels. If these tests indicate that there are financial benefits from spending less on our platform, we could generate fewer referrals to our advertisers' websites, and as a result, our revenues and results of operations would be adversely affected.
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
Our results of operations and financial prospects are significantly dependent upon users of our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. The global economic outlook continues to be highly uncertain. Travel, including the booking of accommodation, is dependent on personal and business discretionary spending levels, which are directly affected by perceived or actual adverse economic conditions. Our results of operations and financial prospects continue to be significantly dependent upon the economic health of our users and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us.
We have incurred losses due to impairment of intangible assets and may in the future record further impairments.
Under U.S. GAAP, identifiable intangible assets with an indefinite useful life are not amortized but are evaluated annually or more frequently, if events and circumstances indicate that an impairment may have occurred. We recorded an impairment charge of €30.0 million to our indefinite-lived intangible assets in connection with our annual impairment analysis during the third quarter of 2024. The impairment was driven by the decline in revenue compared to the prior year primarily resulting from the headwinds in our performance marketing channels that delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during the first nine months of 2024 also reduced our total market capitalization relative to our net assets. An intangible asset balance of €45.3 million remains on the consolidated balance sheet as of December 31, 2024. We may in the future record further impairments which could have a material adverse impact on our reported results of operations and financial condition.
Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Skyscanner and Google Hotel Ads, locally focused metasearch engines, such as Check24, OTAs, such as Booking.com, Ctrip, TUI, trip.com and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo, and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google has entered various aspects of the online travel market and has grown rapidly in this area, including by offering a flight metasearch product ("Google Flights"), a hotel metasearch product ("Google Hotel Ads"), a vacation rental metasearch product, a tours and activities product, an inspirational travel product, Google Travel (which is a planning tool that aggregates its flight, tours and activities and hotel and packages products in one website), and by integrating its hotel metasearch products and restaurant information and reservation products into its Google Maps app. In addition, artificial intelligence (AI) has the potential to disrupt the online travel industry, possibly changing how travelers look for and book travel. Travel facilitators like trivago might need to seek to adjust accordingly. AI's advancement could enable our competitors to enhance user experiences and operational efficiencies, potentially threatening our position in the market if we do not adopt and deploy AI/ML as quickly or as efficiently as our competitors. Further, the rapid pace of AI/ML’s development requires the investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). The realization of any of these risks could result in higher traffic acquisition costs, lower CPC or CPA levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites.
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
If we do not innovate, integrate or provide tools/services sufficiently useful to users and advertisers, we may not stay competitive, and our revenue and results of operations could suffer.
Our competitors are constantly innovating in online accommodation-related services and features. As a result, we must continue to invest significant resources in research and development to continuously improve the speed, accuracy and comprehensiveness of our services. The emergence of alternative platforms and niche competitors who may be able to optimize services or strategies have required, and will continue to require, new and costly investments in technology by trivago. We have invested, and in the future are likely to invest, in new business strategies, tools and services to be competitive. Some of the changes we are implementing may require us to make investments into what we perceive as longer-term profitable returns at the expense of short-term profitability.
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
Our ability to attract users to our services depends in large part on providing a comprehensive set of accommodation search results and a broad range of offers across price ranges. To do so, we maintain relationships with OTAs, hotel chains, independent hotels and alternative accommodation providers to include their data in our search results. Although we maintain a very large searchable database of properties from around the world, we do not have relationships with some significant potential advertisers, including some major hotel chains, many independent hotels, smaller chains and certain large providers of alternative accommodations. The risk associated with incomplete coverage in our search results may increase if we see lower user interest in accommodation at hotels, for example as a result of any travel restrictions or because user preferences shift away from hotels to alternative accommodation. In addition, consolidation among advertisers, which may occur at increasing levels because of the general global economic situation, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel. Furthermore, AI agents may be used more frequently to book accommodations. The realization of any of these risks could make us less popular to our users and reduce the revenue we generate from referrals.
Several of our product features depend, in part, on our relationship with third parties to provide us with content and services.
We currently license, and incorporate into our websites, content and technology services from third parties. As we continue to improve the overall quality of our products and diversify our services, we may introduce new features that require us to incorporate new content or services, and this may require us to license additional rights. We cannot be sure that such technology will be available on commercially reasonable terms, if at all. In particular, certain third parties (e.g., Holisto) provide us with tailor made white label solutions, map products, content such as consumer reviews that we provide to our users along with our proprietary rating scores and hotel related data and information. If any of our third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect the implementation of our strategic initiatives, users’ perception of the value of our product and our reputation.
Many events beyond our control, including geopolitical events, may adversely affect the travel industry.
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, and other natural phenomena, public health threats, such as outbreaks of the Zika virus, the Ebola virus, avian flu, COVID-19, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The COVID-19 pandemic had a significant negative impact on our global business volumes, particularly in 2020 and 2021 and a severe outbreak of new (vaccine-resistant) variants of these viruses, other airborne contagious diseases or another pandemic, may result in governmental authorities imposing or re-imposing restrictions and recommending precautions to mitigate the health crisis. The travel industry is also sensitive to other events that may discourage travel, such as work stoppages or labor unrest, political instability, and regional hostilities. Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military conflict between Russia and Ukraine, the ongoing conflict affecting the Middle Eastern region, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls may have a negative impact on our business. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.
Our platform is available in a large number of jurisdictions outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. Changes in foreign exchange rates can amplify or reduce changes in the underlying trends in our Advertising Spend and revenue. A large portion of our advertising expenses are incurred in the local currency of the particular geographic market in which we advertise, with a significant amount incurred in U.S. dollar. Although we largely denominate our CPCs and CPAs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated. Currency exchange-related exposures also include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euro upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.
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

Climate change may have an adverse impact on our business.
Our business may also be negatively impacted by the direct and indirect impacts of climate change. Direct impacts include, amongst other factors, disruptions to travel resulting from more frequent or severe weather related incidents. Indirect impacts may include, amongst other factors, a change in consumer preferences, which we may not successfully adapt to, or the general harm to our business resulting from the perception of travel as an environmental harm. These and other climate change related impacts could adversely impact our business, results of operations, financial condition and prospects. Further, the dynamic regulatory environment surrounding accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with these emerging regulations could be significant, see also “Regulations and expectations relating to environmental, social, and governance (“ESG”) considerations could expose us to potential liabilities, increased costs, and reputational harm.”
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
Regulators' continued focus on the consumer-facing business practices of online travel companies, as well as related private litigation, may adversely affect our business, financial performance, results of operations or business growth.
A number of regulatory authorities in Europe, Australia and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges, and availability and similar messaging. For example, in January 2020, the Australian Federal Court issued a judgement in the Australian Competition and Consumer Commission's (ACCC) case against us regarding our advertising and website display practices in Australia. In April 2022, the ACCC issued a judgement ordering us to pay a substantial penalty which we paid in 2022. The ACCC case was then closed. In addition, two purported class actions have been filed, one in Israel and the other one in Ontario, Canada, making similar allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023. The Ontario action against us was dismissed and finally closed during the fourth quarter of 2024. In the Israeli action, pursuant to the court's recommendation, the parties have initiated meditation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. These procedures are at an early stage with the next hearing scheduled in March 2025.
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
Many other jurisdictions have adopted or are in the process of adopting data protection regulations, which are sometimes inconsistent or conflicting. The pace of such privacy-related legislative and regulatory proliferation is likely to further increase with the rise of AI technologies. This results in increased complexity and uncertainty for global businesses like ours. While we strive to monitor and comply with this complex and ever-changing patchwork of laws, a failure or perceived or alleged failure by us or our third party providers to comply with data privacy requirements in one of the jurisdictions where we operate or target users may significantly harm our businesses, including by subjecting us to regulatory investigations or enforcement, lawsuits (including class actions), fines, sanctions or other penalties that could negatively affect our reputation, business, financial condition and results of operations. In general, negative publicity we might receive regarding any actual or perceived violations of consumer privacy rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair consumers’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices and we may incur substantial compliance-related costs and expenses that are likely to increase over time. Implementation of and compliance with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, including by causing us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements, all of which could negatively impact our financial position or cash flows.

Changes in, and continued implementation and enforcement of, international trade and anti-corruption laws and regulations could affect our ability to remain in compliance with such laws and regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The United States (acting through, among other government agencies, the SEC, the U.S. Department of Justice and the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC)), as well as foreign authorities of other jurisdictions, such as the United Kingdom and the European Union, continue to be focused on the implementation and enforcement of economic and trade and anti-corruption laws and regulations, across industries. For example, U.S. sanctions broadly prohibit transactions conducted within U.S. jurisdiction in, with, involving or relating to certain countries and territories subject to comprehensive sanctions, including, currently, the Crimea, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea and Syria, and certain specifically designated individuals and entities (including the Government of Venezuela and those individuals and entities listed on OFAC's Specially Designated Nationals and Blocked Persons List), as well as parties owned (and with respect to the Government of Venezuela, owned or controlled) by such sanctioned individuals and entities. In addition, as a result of Russia’s invasion of Ukraine, governmental authorities in the United States, the European Union, and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures, including targeted sanctions against certain individuals and entities and prohibitions or restrictions on new investments and other financial, commercial, or trade-based activities, including broad prohibitions relating to certain Russian-occupied regions of Ukraine. We believe that our activities comply with applicable trade and anti-corruption laws and regulations, including the laws and regulations administered and enforced by OFAC, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As applicable laws and regulations are enacted or amended, often with little or no advance notice, and the interpretations of those laws and regulations may evolve or come into conflict with other jurisdictions, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities or at all times. In the event that our controls should fail or are found not to be in compliance for any reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties or other regulatory action, litigation and damage to our reputation and the value of our brand.
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
We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our competitors, or cybercriminals, could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the domain name “trivago,” or spelling variations of it, may be owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which, whether or not successful, could result in substantial costs and diversion of management attention, as well as a loss in customer trust in the brand.
Finally, the rapid advancement of artificial intelligence technologies poses additional risks to our intellectual property strategy, as artificial intelligence technologies can facilitate the unauthorized replication and manipulation of our proprietary information, potentially undermining our competitive advantage. Our own use of AI technologies may also expose us to increased infringement and misappropriation challenges.
We are, and may in the future be, subject to legal claims alleging that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.
Our commercial success depends on our ability to conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We may be subject to liability if our products, services, software or other technology, or the operations of our business infringe, misappropriate or otherwise violate the patents, copyrights, trademarks or other intellectual property rights of third parties (including open-source software (OSS) licenses). Intellectual property challenges have been increasingly brought against members of the travel industry, and third parties may bring legal claims, or threaten to bring legal claims, that their intellectual property rights are being infringed, misappropriated or otherwise violated by us, including by means of counterclaims against us as a result of the assertion of our intellectual property rights. Further, the use of AI/ML technologies in our operations may result in claims by third parties of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets to train the AI/ML technologies, or the use of output generated by AI/ML technologies, in either case which may contain or be substantially similar to third-party material protected by intellectual property, including patents, copyrights or trademarks.
We do currently, and could in the future, face claims that we have infringed the intellectual property rights of others. Legal proceedings involving intellectual property rights are highly uncertain and can involve complex legal and scientific questions, and any claims against us or such providers could require us to spend significant time and money in litigation or pay damages. Such claims could also delay or prohibit the use of existing, or the release of new, products, services or processes, and the development of new technology or intellectual property. We cannot guarantee that we will achieve a favorable outcome for any such claims, and any such actual or threatened claims (whether or not valid) could adversely impact our reputation and result in direct and indirect costs, all of which may have an adverse impact on our operations and financial performance. Even if we believe such third party claims are without merit, a court may hold that we have infringed, misappropriated or otherwise violated such intellectual property rights or we may settle claims to avoid the cost and uncertainty of litigation. If we were to be found liable for any such infringement, misappropriation or other violation, we could be required to rebrand, redesign, reengineer or modify our products and services (including our platform), pay substantial monetary damages, including possible treble damages and attorneys’ fees, or royalties and enter into costly license agreements (if available at all) to obtain the rights to use necessary technology, and we could be subject to injunctions preventing us from using some or all of our products, services or technology. Any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly.

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
Regulations and expectations relating to environmental, social, and governance (“ESG”) considerations could expose us to potential liabilities, increased costs, and reputational harm.
The current global regulatory landscape regarding climate change and other ESG-related matters is evolving at a pace, and is likely to continue to develop in ways, that require our business to adapt and invest in measures that do not directly enhance our core products and services and would require us to make certain disclosures regarding our operations and commitment as they pertain to ESG. For example, Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/ EU, as regards corporate sustainability reporting (the “CSRD”), which entered into force on January 5, 2023 and which will apply to our reporting as of financial year 2025, strengthens the rules regarding social and environmental information that is required to be reported. trivago is currently in the process of determining how trivago will be reporting in accordance with the CSRD. The CSRD further makes it mandatory to have a review of the sustainability information. If our disclosure metrics relating to climate change and other sustainability topics are lower than those of our peers in the industry, this may lead to reputational risk which may lead to onward financial repercussions such as a decrease in share price or difficulty in raising capital. We also expect to incur additional costs and require additional resources to monitor, report, and comply with our various ESG reporting obligations and commitments. Along with the regulatory changes, stakeholder (individuals, investors, employees, consumers and others) expectations and our efforts and ability to respond to and manage these expectations, establish and meet appropriate goals, commitments, and targets present numerous operational, regulatory, reputational, financial, legal, and other risks, which may be outside of our control or could have a material adverse impact on our business, results of operations, financial condition and prospects.
Operational risks
The competition for highly skilled personnel, including C-level and other senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, especially as the broader job market undergoes structural changes that increase our costs, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers and other technology professionals who are key to designing code and algorithms necessary to our business.
We continue to face intense competition for new talent in a dynamic job market that undergoes structural changes (e.g., the baby boomer generation retiring). We compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. These companies may be able to provide attractive offers to employees in critical roles who have gained valuable and marketable experience in our flat organizational structure. The competition for talent in our industry has in the past and may in the future increase our personnel expenses, which may adversely affect our results of operations. We have experienced changes to our senior management recently. We may be unable to hire, retain or replace certain high-performing employees, including senior management, when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. If we do not succeed in attracting well-qualified employees, or retaining or motivating existing employees, including senior management, our business would be adversely affected.

The loss of the services of any key individual, including senior management, could negatively affect our business.
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
In addition, our ability to track user behavior is also subject to considerable limitations, for example, relating to our ability to use cookies and browser extensions to analyze behavior over time, and to difficulties pertaining to users who use multiple devices to conduct their search for accommodation. In particular, users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers or are set to block third-party cookies by default. At least one major browser has introduced extensive privacy features, including the imposition of a strict time limit on tracking tools' lifespans. Another major browser provider continuously assesses how they can reduce or even completely discard the use of third-party cookies. Further, the mobile app ecosystem is constantly evolving, in particular with how the operating systems handle third party data tracking and usage. Changes in these technologies or developments further limiting data availability may inhibit our ability to use user and web analytics data to better understand and track our users’ preferences. We use this information to improve our platform, to optimize our marketing campaigns and our advertisers’ campaigns and to detect and prevent fraudulent activities, which all may be adversely affected. We believe that many of our competitors, in particular Google, have substantial advantages compared to us in their ability to understand and track users' behavior. In addition, we are to a significant extent dependent upon certain advertisers for specific types of user information, including, for example, as to whether a user ultimately completed a booking. Our or our advertisers’ methodologies for tracking this information may change over time. Some countries have already adopted digital services tax, or other taxes of a similar nature, while other countries may also adopt such taxes in the future. In addition to increasing our operational expenses, digital services tax or other taxes of a similar nature make it more difficult for us to measure the marginal efficiency of our Advertising Spend among marketing channels as such taxes affect not only how we allocate our spend but also how these marketing channels and our advertisers make decisions about their businesses. Additionally, our use of such tracking tools may be subject to regulation by certain data protection laws.

Furthermore, we incorporate AI into certain of our offerings and employ AI tools to enhance productivity, such as analyzing data sets for potential decision-making purposes or summarizing content. The use of AI presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale, or contain biased information (e.g., with respect to our advertisers, potentially resulting in non-optimal CPC levels being charged for our services), or content chosen for display to users by AI systems may be discriminatory, offensive, illegal, or otherwise harmful. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand, reputational or financial harm. In addition, AI's sophistication in mimicking human behavior can also make it more difficult to detect fraudulent activities, such as click fraud and fake reviews, thereby potentially jeopardizing our reputation and relationships with advertisers. See also – “Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.”
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
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting in our recent past, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel.
We may experience difficulties in implementing new business and financial systems.
We continue to transition certain business and financial systems to systems that reflect the size, scope and complexity of our operations. As of January 1, 2024, trivago migrated to a new enterprise resource planning (ERP) system to continue replacing legacy systems. The process of migrating our legacy systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as we will rely on these systems for information that is included in or otherwise relevant for our financial statements. With respect to any new systems, certain additional financial controls and processes may be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing the new software or related failures of our internal control over financial reporting could adversely affect our business, results of operations, financial condition and prospects, and could cause harm to our reputation. Furthermore, there is a risk that the implemented systems may fail during their initial implementation phases, which could have a further operational impact if the legacy systems are discontinued.
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
The emergence of increasingly sophisticated AI/ML models in recent years has also prompted lawmakers around the world to consider regulation of AI. These regulations are in effect or under consideration in several jurisdictions where we do business. Moreover, regulations relating to AI/ML technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the EU’s Artificial Intelligence Act (EU AI Act), one of the first comprehensive regulations on AI, entered into force in August 2024. It introduces a risk-based framework for regulating AI systems and models. Non-compliance with the EU AI Act’s strictest prohibitions may lead to fines of up to €35 million, or 7% of a group’s total worldwide annual turnover, whichever is higher. Most provisions of the EU AI Act will become applicable on August 2, 2026 (although certain provisions, such as those on prohibited AI practices, are already in effect). Other substantial markets, like the U.S. and the U.K., are also in the process of considering AI-specific regulation. For example, the White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence devises a framework for the U.S. government, among other things, to regulate private sector use and development of certain foundation models. The legal landscape surrounding AI therefore remains uncertain and will require close monitoring in the coming years, as trivago increasingly applies AI technologies.
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
We have developed our trivago brand through extensive marketing campaigns, including the use of brand ambassadors (BAs), website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, we or our BAs may be subject to negative press accounts or other negative publicity regarding our product, brand or business practices, which may, among other things, cause us reputational harm. Such negative publicity may become more prevalent as a result of announced or future regulatory investigations or litigation relating to practices in our marketplace and related online travel-related market segments. We believe this occurred when the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the Australian Consumer Law. Social media’s reach may magnify any negative publicity and messages can “go viral” necessitating effective crisis response in real time. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
We have made strategic acquisitions and investments in the past. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of acquisitions include:
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
As of December 31, 2024, Expedia Group owned Class B shares representing 59.5% of our issued shares and 84.0% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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

We may not pay any dividends for the foreseeable future
The continued operation of, and strategic initiatives for, our business will require substantial cash. Accordingly, although we paid an extraordinary dividend in 2023, we may not pay any other dividends on our ADSs for the foreseeable future. Any determination by the management board in the future to pay dividends will require supervisory board approval and, if so approved, would be proposed to the shareholders' meeting to resolve on the payment of the dividend and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our management board and supervisory board deem relevant.
Risks related to our corporate structure
The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association, the rules of our management board and our supervisory board, our other internal rules and policies and by Dutch law. There can be no assurance that Dutch law will not change in the future or that it will serve to protect shareholders in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of our shareholders. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due regard to the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs representing our Class A shares.
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
As of December 31, 2024, Expedia Group owned Class B shares representing 59.5% of our issued shares and 84.0% of the voting power in us, and Rolf Schrömgens, one of our founders and a member of our supervisory board, owned Class B shares representing 8.1% of our issued shares and 11.4% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. Mr. Schrömgens also holds Class A shares representing approximately 9.8% of our issued shares. See “Item 7: Major shareholders and related party transactions”. As a result of the dual-class share structure and the concentration of ownership, Expedia Group has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.
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
Dutch law also allows for staggered multi-year terms of our managing directors and supervisory board members, as a result of which only part of our managing directors and supervisory board members may be subject to appointment or re-appointment in any given year.
Furthermore, in accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our managing directors or supervisory board members), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting of shareholders. The response period may be invoked only once for any given general meeting of shareholders and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.
Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting of shareholders or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting of shareholders cannot dismiss, suspend or appoint managing directors and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
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
We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of officers (functionarissen) (including our directors and executive officers) are governed in certain respects by the laws of the Netherlands. We are not domiciled in the United States and most members of our management board and supervisory board are also non-residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, courts in the United States may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States. It is unclear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely on the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

Furthermore, substantially all of our assets are located outside of the United States and as such, it may not be possible to effect service of process within the United States on us or our directors and executive officers or to enforce judgements against us or them in U.S. courts, including judgements dedicated upon civil liability provisions of the federal securities laws of the United States. As of the date of this annual report, (i) there is no treaty in force between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may (i) postpone recognition until the United States judgment has become final, (ii) refuse recognition under the understanding that recognition can be asked again once the United States judgment has become final, or (iii) impose as a condition for recognition that security is posted.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any future taxable year. We would be classified as a PFIC if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10: Additional information - E. Taxation - Material U.S. federal income tax considerations ”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.
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
Investors should note that the interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), or ADR Tax Circular, is not binding for German courts and it is not clear whether or not a German tax court will follow the ADR Tax Circular in determining the German tax treatment of our specific ADSs. Further concerns regarding the applicability of the ADR Tax Circular may arise due to the fact that the ADR Tax Circular refers only to German stock and not to shares in a Dutch N.V. If the ADSs are determined not to fall within the scope of application of the ADR Tax Circular, and thus profit distributions made with respect to the ADSs are not treated as a dividend for German tax purposes, the ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law. See “Item 10: Additional information - E. Taxation - German taxation of ADS holders”.
If we pay dividends on our ADSs, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.
If we pay dividends on our ADSs again, we may need to withhold tax on such dividends both in Germany and the Netherlands. As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands, the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is in Germany. However, Dutch dividend withholding tax is still required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be determined, withholding of both German and Dutch dividend tax from such dividend may occur upon a payment of dividends.
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
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our ADSs;
•changes in the estimation of the future size and growth rate of our markets; and
•general geopolitical, economic and market conditions.
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
As described in more detail under “Item 7: Major shareholders and related party transactions,” we have entered into a Share Purchase Option Agreement with Holisto Limited (“Holisto”), which grants us the right to bring our ownership share in Holisto to 100% on a fully-diluted basis. This option is exercisable within a period of 15 months following the closing of the initial investment (July 30, 2024). The purchase price for the remaining 70% of the shares in Holisto would be determined if the option is exercised based on a formula, with the maximum exercise price set at USD 60 million. If we were to exercise the option, we may elect to settle the purchase price partially in cash and partially in our shares (with shares to represent no more than 50% of the purchase price). Should we exercise this option and settle the purchase in part in shares, we would be required to register any shares so issued with the SEC for resale by the recipients thereof in the form of ADSs. The registration of these shares, which could represent a significant percentage of our outstanding public float, would permit the public resale of such shares in ADS form. As noted above, sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs.
Our Class B shares are convertible into Class A shares, which may be sold subject to certain restrictions in the Amended and Restated Shareholders’ Agreement.
As stated in our articles of association, each Class B shareholder can request the conversion of one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of ADSs issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ADSs. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
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
Principal capital expenditures and divestitures
For information on our principal capital expenditures and divestitures, see Note 3 - Investments in the notes to our audited consolidated financial statements included in this annual report.
Public takeover offers
Since January 1, 2022, there have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares.
Segment reporting
Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries, the most significant by revenue of which are Japan, Turkey, Australia, New Zealand and Hong Kong. We have also determined that our equity method investment in Holisto has met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment. Other revenue is included in Corporate and Eliminations, along with all corporate functions and expenses, excluding direct advertising.
We determined our operating segments based on how our chief operating decision makers manage our business and evaluate operating performance. Our primary operating metric is Return on Advertising Spend ("ROAS") Contribution, for each of our reportable segments, which compares Referral Revenue to Advertising Spend.
For additional information relating to the development of our company, see “Item 4: Information on the company - B. Business overview.”

B. Business overview
Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodation and providing them with access to a deep supply of relevant information and prices. In the year ended December 31, 2024, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation such as vacation rentals and apartments.
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
Our search platform can be accessed globally via 53 localized websites and apps available in 31 languages. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.
In the year ended December 31, 2024, we generated revenue of €460.8 million, net loss of €23.7 million, and Adjusted EBITDA of €10.2 million. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures" for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss). See, also "Item 5: Operating and financial review and prospects - Results of Operations - Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets.

trivago's search platform
Our accommodation search platform forms the core of our user experience. It is a search and comparison product, and users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of accommodations in the world. As of December 31, 2024, our database included more than 5.0 million (2023: 5.0 million) hotels and other types of accommodations, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations. As of December 31, 2024, we offered access on our search platform to more than 3.8 million (2023: 3.8 million) units of alternative accommodation, such as vacation rentals and private apartments.

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
We have deployed the use of AI technology into our marketing campaigns enabling us to trial and experiment advertising strategies more extensively. For example, we have produced localized TV advertisements in more than ten different languages, all featuring the same actor, but uniquely tailored for each target market.
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
Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
Performance marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords (excluding keyword combinations inclusive of the trivago brand name) from general search engines (referred to as "search engine marketing") such as Google and Yahoo!, and through advertisements on other online marketing channels such as advertising networks, social media sites, and affiliate websites. We call this performance marketing channel traffic. Paid app marketing remains important given the increasing demand for app usage.
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

Sales & Account management
Our sales and account management team builds and grows relationships with OTAs, hotel chains and other travel companies, including hospitality technology providers. From facilitating their participation in our marketplace to growing the adoption of our products, our dedicated teams provide ongoing consultation and guidance to our advertisers around CPC (cost-per-click) and CPA (cost-per-acquisition) bidding options, product updates, and optimization opportunities. We proactively engage with our advertisers to better understand their specific objectives in order to offer solutions through our marketplace.
Independent hotels receive dedicated attention through our customer success team. With tailored solutions for hoteliers, we enable independent hotels to generate business insights and direct business through their official website by advertising their rates directly in our price comparison, allowing them to compete with the large OTAs and chains. Our team accompanies hoteliers throughout the sales cycle, from creating awareness about our products to onboarding them.
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
CPC bidding model
Our advertisers continue to participate in our marketplace primarily through CPC, or cost-per-click, bidding. Advertisers that use this method submit CPC bids for an advertised rate for a hotel. CPC bids represent the maximum that an advertiser is willing to pay for a click. The price paid by the advertiser may ultimately be lower than the CPC bid submitted based on our dynamic auction model. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as twice per day - on a property-by-property and market-by-market basis, and provide us with information on hotel room and other accommodation rates and availability on a near-real time basis. CPC bids can be adjusted upwards or downwards for a set of dimensions (length-of-stay, booking-window, standard-date, group-size) as determined by the advertiser.
We also offer our advertisers the opportunity to advertise and promote their business through hotel/accommodation sponsored placements on our websites. This service is generally also priced on a CPC basis and guarantees that advertiser placement in a pre-selected slot typically at the top of our search results.
Cost-per-acquisition model
We also offer our advertisers the opportunity to participate in our marketplace on a CPA, or cost-per-acquisition, basis, whereby an advertiser pays us a percentage of the booking amount that ultimately result from a referral. The CPA model enables our advertisers to be charged only in the event a user ultimately completes a booking, enabling them to reduce their risk as they only pay when an actual booking takes place. Advertisers may set multiple CPA campaigns in a given market, and update CPA inputs for each campaign frequently. When an advertiser opts to participate in our marketplace on a CPA basis, we calculate a CPC bid-equivalent based on potential booking value, and the CPA inputs. This equivalent is then used for the purpose of the ranking and sorting algorithm described below. CPA inputs can be adjusted upwards or downwards relative to the booking-window dimension as determined by the advertiser.
Ranking and sorting algorithm
In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on the likelihood an offer will be clicked and the CPC that our advertisers will be charged (or CPC bid-equivalent under the CPA model, as the case may be).
CPC and CPA levels play an important role in determining the prominence given to offers and their placement in our search results. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site, to determine the amount they are willing to pay. Generally, the higher the potential booking value or booking conversion generated by a referral and the more competitive the bidding, the more an advertiser is willing to bid for an accommodation advertisement on our marketplace. This means that the levels of advertisers’ CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We exclude from our marketplace auction offers where the CPC has been set to a de minimis level, as this typically denotes room inventory that the advertiser has withdrawn for some period of time from its active inventory on trivago.

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

Our strategy
When travelers are searching for a “Hotel?” we want the obvious choice to be “trivago”. We aim to simplify their planning, help them save, and instill confidence in their booking decisions. The value proposition of trivago is highly relevant as consumers continue to be price-conscious, great deals continue to be available and the trivago brand is well-recognized globally. This provides a strong foundation for us to build upon. We maintain our focus on the following three strategic priorities to drive our success.
Brand
We are rebuilding our branded visitor baseline, which is key for growth, and we expect it to be a multi-year effort. We are continuously optimizing our brand budget allocation as well as our ads. Over time, we anticipate these efforts will enhance the efficiency of our marketing investments, and we expect to see the compounding effects to materialize over time.
Hotel Search
We are streamlining the hotel search process across hundreds of sites and millions of accommodations, significantly saving travelers time. Our commitment to enhancing the user experience involves continuous testing of all product aspects. We prioritize improving the content and visual elements we offer travelers and are investing in developing a unique member proposition. Our goal is for price-savvy travelers to begin their journey with us, rather than with other search engines or GenAI applications. These efforts are supported by our investments in personalizing search results and implementing cutting-edge AI features on trivago. We have launched and integrated AI features into our hotel search process such as personalization algorithms, AI Smart Search, and AI highlights. These AI-driven functionalities will assist travelers in getting more personalized search results, provide users with new ways to search based on free-text input, and provide relevant information to simplify the accommodation search process.
Partnerships
By co-creating and innovating with our advertising partners, we aim to unlock user value throughout our metasearch platform and to remain a relevant marketing channel for our advertisers, driving high quality traffic. We are committed to the evolution and expansion of trivago Book & Go, a facilitated booking funnel for our partners that enhances their opportunity to increase conversion rates and competitiveness in our marketplace.
Our customers
Customers that pay to advertise on trivago include:
•OTAs, including large international players, as well as smaller, regional and local OTAs;
•Hotel chains, including large multi-national hotel chains and smaller regional chains;
•Individual hotels;
•Providers of alternative accommodation, such as vacation rental or apartments.
We generate the large majority of our Referral Revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including brands Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 37% of our Referral Revenue for the year ended December 31, 2024. Booking Holdings and its affiliated brands, including

Booking.com, Agoda and priceline.com, accounted for 39% of our Referral Revenue for the year ended December 31, 2024.
Nearly all of our agreements with advertisers, including our agreements with our largest advertisers, may be terminated upon prior notice of thirty days or less by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3: Key information - D. Risk factors".

Competition
We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC or CPA rates and advertisers’ implied return on investment. While we compete with OTAs, hotel chains and independent hotels for user traffic, these parties also represent the key contributors to our revenue and supply of hotels and other accommodation. Additionally, emerging technologies like AI powered chatbots - such as ChatGPT (OpenAI), Gemini (Google), Grok (xAI), Claude (Anthropic), and Perplexity - are redefining user engagement and advertising strategies within the travel industry, presenting new competitive challenges and opportunities.
Competition for users
We compete to attract users to our websites and apps to help them research and find hotels and other accommodation. Given our position at the top of the online search funnel, many companies we compete with are also our customers.
Our principal competitors for users include:
•Online metasearch and review websites, such as Google Hotel, Kayak, Skyscanner, Check24 and TripAdvisor;
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Independent hotels and hotel chains, such as Accor, Hilton and Marriott;
•OTAs, such as Booking.com, Agoda, Priceline, Ctrip, TUI, trip.com and Brand Expedia; and
•Alternative accommodation providers, such as Airbnb and Vrbo.
Competition for advertisers
We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC/CPA rates and advertisers’ implied return on investment.

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
•Websites offering display advertising;
•Email marketing software and tools;
•Connected TV (CTV) streaming services and online video channels, such as YouTube; and
•Mobile app marketing.
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

C.    Organizational structure
The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of December 31, 2024:

*Class A shares are held by the public shareholders and by the Founders. Based on the information available through public filings, Rolf Schrömgens currently owns: 34,483,930 Class A (F-3 filed on July 16, 2024). For more information on shareholding, please see Item 7A. Major Shareholders.
**As of December 31, 2024, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders and a member of our supervisory board.
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
trivago N.V. is the direct or indirect holding company of our subsidiaries. As of December 31, 2024, we do not own, directly or indirectly, any subsidiaries that we consider to be "significant".

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

Item 4A: Unresolved staff comments
None.

Item 5: Operating and financial review and prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3: Key information - D. Risk factors” and “Special note regarding forward-looking statements” sections and elsewhere in this annual report.
For a discussion of the year ended December 31, 2023 compared to December 31, 2022, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, "Item 5: Operating and financial review and prospects."

A. Operating results
Overview
Our total revenue for the years ended December 31, 2024 and 2023 was €460.8 million and €485.0 million, respectively, representing a decrease of 5%. Our Referral Revenue for the years ended December 31, 2024 and 2023 was €456.2 million and €476.8 million, respectively, representing a decrease of 4%.
In the year ended December 31, 2024, Referral Revenue decreased on a year-over-year basis by 2% and 11% in Americas and Developed Europe, respectively, while it increased by 7% in Rest of World, compared to the year ended December 31, 2023.
We recorded a net loss for the year ended December 31, 2024 of €23.7 million, compared to a net loss for the year ended December 31, 2023 of €164.5 million.
Adjusted EBITDA for the years ended December 31, 2024 and 2023 was €10.2 million and €54.1 million, respectively. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures” for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss).

Results of Operations
Comparison of the years ended December 31, 2024 and 2023:

	Year ended December 31,		% Change
(in millions)	2024	2023	2024 vs 2023
Consolidated statement of operations:
Revenue	€287.9	€312.6	(8)%
Revenue from related party	172.9	172.5	0%
Total revenue	€460.8	€485.0	(5)%

Costs and expenses:
Cost of revenue	11.3	12.0	(6)%
Selling and marketing	368.2	345.6	7%
Technology and content	50.2	49.0	2%
General and administrative	33.1	38.7	(14)%
Amortization of intangible assets	0.0	0.1	(100)%
Impairment of intangible assets and goodwill	30.1	196.1	(85)%
Operating loss	€(32.2)	€(156.6)	(79)%

Other income/(expense)
Interest expense	0.0	0.0	N/A
Interest income	3.6	5.2	(31)%
Other, net	0.4	(0.5)	n.m.
Total other income, net	€3.9	€4.7	(17)%

Loss before income taxes	€(28.2)	€(151.9)	(81)%
Expense/(benefit) for income taxes	(6.3)	12.4	n.m.
Loss before equity method investments	€(22.0)	€(164.3)	(87)%
Loss from equity method investments	(1.7)	(0.2)	n.m
Net loss	€(23.7)	€(164.5)	(86)%
n.m. not meaningful
Note: Some figures may not add due to rounding.

	Year ended December 31,
	2024	2023
Consolidated statement of operations as a percent of total revenue:
Revenue	62%	64%
Revenue from related party	38%	36%
Total revenue	100%	100%
Costs and expenses:
Cost of revenue	2%	2%
Selling and marketing	80%	71%
Technology and content	11%	10%
General and administrative	7%	8%
Amortization of intangible assets	0%	0%
Impairment of intangible assets and goodwill	7%	40%
Operating loss	(7)%	(32)%

Other income/(expense)
Interest expense	0%	0%
Interest income	1%	1%
Other, net	0%	0%
Total other income, net	1%	1%

Loss before income taxes	(6)%	(31)%
Expense/(benefit) for income taxes	(1)%	3%
Loss before equity method investments	(5)%	(34)%
Loss from equity method investments	0%	0%
Net loss	(5)%	(34)%
Key factors affecting our financial condition and results of operations
How we earn and monitor revenue
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue. Under our CPC model, each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis. We continue to onboard additional advertisers to the CPA model. See “Item 4: Information on the company - B. Business overview - Marketplace".
We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. We also offered white label services and display advertisements, which were discontinued during 2023. Revenues earned from these B2B solutions did not represent a significant portion of our total revenue.
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
RPR is determined by the CPC or CPA bids our advertisers submit on our marketplace. CPC bids submitted by our advertisers (or a CPC bid-equivalent in the case of advertisers billed on a CPA basis) play an important role in determining the prominence given to offers and their placement in our search results. We offer to our advertisers the ability to submit bids to participate in our marketplace. Bids are submitted based on a first-price basis or on a second-price auction model depending on the product offering.
Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace and the consequent value generated from a referral based on the booking value they receive from users referred from our site to determine the amount they are willing to bid. We refer to this percentage of booking value we earn in Referral Revenue as revenue share or as our monetization. The bidding dynamics of our advertisers on our platform affects the level of monetization. Accordingly, the bidding behavior of our advertisers is also influenced by the rate at which our referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from referrals as a result of hotels and other accommodation booked on their sites, or booking value. The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace and, in particular, to gain insight into how our advertisers manage their advertising campaigns. The information underlying our analysis is subject to uncertainties, which may include the quality of the data received from advertisers and the number of advertisers voluntarily providing this data to us at a given time. Booking value is influenced by factors such as average daily rates of accommodation prices and duration, referred to as length of stay. Foreign exchange developments against our reporting currency (the euro) also play a role in revenue developments.
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

Year ended December 31,
% increase/decrease in RPR (unaudited)	2024 vs 2023
Americas	11%
Developed Europe	1%
Rest of World	4%
Total	4%

Year ended December 31,
% increase/decrease in number of referrals (unaudited)	2024 vs 2023
Americas	(11)%
Developed Europe	(12)%
Rest of World	2%
Total	(7)%
Revenue
Total revenue for the year ended December 31, 2024 was €460.8 million, representing a decrease of €24.2 million, or 5%, compared to the year ended December 31, 2023. Our total revenue in the year ended December 31, 2024, consisted of Referral Revenue of €456.2 million and other revenue of €4.7 million.
Referral revenue decreased by €20.6 million, or 4%, compared to the same period in 2023. This decrease was the result of lower performance marketing channel traffic volumes from increased competition and softer bidding dynamics on our platform, which outweighed the revenue growth from branded channel traffic in response to our increased brand marketing investments and improved booking conversion.
Other revenue decreased by €3.5 million, or 43%, compared to the same period in 2023. The decrease was driven by the progressive reduction of white label revenues as we discontinued the product over the course of 2023 and the discontinuation of other B2B revenue sources in the middle of 2024.
Revenue from third parties for the year ended December 31, 2024 decreased by €24.7 million, or 8%, while revenue from related parties increased by €0.4 million, or 0.2%% for the same period.
Referral Revenue by reportable segment is as follows:

	Year ended December 31,		% Change
(in millions)	2024	2023	2024 vs 2023
Americas	€173.6	€176.4	(2)%
Developed Europe	192.1	215.7	(11)%
Rest of World	90.5	84.7	7%
Total	€456.2	€476.8	(4)%
Referral Revenue in Americas in the year ended December 31, 2024, decreased by €2.8 million, or 2%, compared to the same period in 2023. The decrease was primarily driven by lower performance marketing channel traffic volumes. This was partly offset by revenue from branded channel traffic in our North American markets, which continued to perform better than our Latin American markets, as a result of our increased brand marketing investments, better booking conversion and healthier bidding dynamics on our platform.

Referral Revenue in Developed Europe in the year ended December 31, 2024, decreased by €23.6 million, or 11%, compared to the same period in 2023. The decrease was primarily driven by lower performance marketing channel traffic volumes and softer bidding dynamics on our platform. These were partly offset by higher branded channel traffic revenue, particularly with double-digit growth in the second half of the year, resulting from increased brand marketing investments and better booking conversion.
Referral Revenue in Rest of World in the year ended December 31, 2024, increased by €5.8 million, or 7%, compared to the same period in 2023. The increase was primarily driven by higher branded channel traffic volumes resulting from our increased brand marketing investments and better booking conversion. These were partly offset by slightly softer bidding dynamics on our platform and lower performance marketing channel traffic volumes. Performance marketing channel traffic revenues increased in the second half of the year compared to the comparative prior year period, particularly driven by traffic derived from sources other than Google.
Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.
Advertising Spend by reportable segment is as follows:

	Year ended December 31,		% Change
(in millions)	2024	2023	2024 vs 2023
Americas	€136.4	€119.0	15%
Developed Europe	136.3	147.7	(8)%
Rest of World	72.7	56.5	29%
Total	€345.4	€323.2	7%
Total Advertising Spend increased by €22.2 million, or 7%, for the year ended December 31, 2024, compared to the same period in 2023. The increase was primarily driven by higher brand marketing investments across all segments aimed at increasing the volume of direct traffic to our platforms. This was partly offset by reduced performance marketing spend due to increased competition, particularly in Developed Europe.
Return on Advertising Spend (ROAS)
ROAS Contribution is the difference between Referral Revenue and Advertising Spend. ROAS is the ratio of our Referral Revenue to our Advertising Spend. We believe that both are indicators of the effectiveness of our advertising. ROAS is our primary operating metric.
Our ROAS Contribution and ROAS by reportable segment are as follows:

	Year ended December 31,
	ROAS Contribution			ROAS
	2024	2023	Δ €	2024	2023	Δ ppts
Americas	€37.2	€57.4	€(20.2)	127.3%	148.3%	(21.0)	ppts
Developed Europe	55.8	68.0	(12.2)	140.9%	146.0%	(5.1)	ppts
Rest of World	17.8	28.3	(10.5)	124.5%	150.1%	(25.6)	ppts
Global	€110.8	€153.7	€(42.9)	132.1%	147.6%	(15.5)	ppts
Global ROAS decreased to 132.1% for the year ended December 31, 2024, compared to 147.6% in the same period in 2023, primarily due to increased brand marketing efforts across all segments with the intention of increasing the volume of direct traffic to our platforms.

Marketplace dynamics
Our advertisers regularly adjust the CPC and CPA bids they submit on our marketplace to reflect the levels of referrals, customers, bookings or revenue and profit they intend to achieve with their marketing spend on our platform. We have observed a number of factors that can influence an advertisers bidding behavior on our marketplace, including:
•The fees advertisers are willing to pay based on how they manage their advertising costs and their targeted return on investment;
•The availability of bidding models and/or tools made available to advertisers;
•Our advertisers' testing of their bidding strategies and the extent to which they make their inventories available on our marketplace;
•Responses of advertisers to elevated levels of volatility on our marketplace;
•Advertiser competition for the placement of their offers; and
•Our advertisers’ response to changes made to our marketplace and product offerings such as the introduction of our second-price auction model or introduction of cost-per-acquisition.
Recent and ongoing trends in our business
The following recent and ongoing trends have contributed to the results of our consolidated operations, and we anticipate that they will continue to impact our future results.
Return to Revenue Growth
In the fourth quarter of 2024, we returned to year-over-year revenue growth which represented a turning point in the strategic multi-year efforts to rejuvenate the brand and achieve our goal of double-digit revenue growth in the medium-term as previously announced. We believe our strategic focus on rebuilding the brand has been critical to returning to growth at the end of 2024.
We have observed strong double-digit year-over-year revenue growth into the start of 2025. Although we observed a 2% Referral Revenue decline in the Developed Europe segment during the fourth quarter of 2024, this trend has shifted to positive growth in the early weeks of 2025. In the Americas and Rest of World segments, we continued to observe the year-over-year revenue growth trend first observed in the fourth and third quarters of 2024, respectively. We are encouraged by the strong start to the new year, which has exceeded our expectations.
Performance Marketing Channel Headwinds
We previously experienced increased volatility in our earnings as a result of headwinds in traffic generated from our performance marketing channels. Headwinds as a result of continued advertising format changes negatively impacted performance marketing channel traffic volumes. We believe the performance marketing channel headwinds observed in 2023 and 2024 have largely subsided over the course of 2024 and anticipate this will reduce volatility in earnings in 2025. We believe our investments into brand marketing campaigns will help deliver long-term benefits.
Brand Marketing Investments
Investments in our branded channel traffic across all three reporting segments have assisted us in reaching a larger audience, resulting in a strengthened branded baseline that we believe will have a long-term positive impact. In late December 2024, we launched our new global marketing campaigns featuring our brand ambassador, Jürgen Klopp. These campaigns have resonated well with audiences in key launch markets, including the United States, United Kingdom, and Canada, which we believe will continue benefiting our brand into 2025.
Total Advertising Spend remains at a fraction of historical levels, which we believe highlights the upside potential that remains of further increasing our global marketing efforts. We plan to continue pursuing our strategy of prioritizing investing in our brand over short-term profit maximization and to take an opportunity-driven approach to investing, focusing on investments that we believe will deliver long-term benefits. We expect to continue re-investing our profits into our marketing strategy, including further increasing our Advertising Spend in marketing campaigns to maintain the positive momentum we have seen so far.
Advertiser structure
We continue to generate most of our Referral Revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, in the aggregate, accounted for 37% of our Referral Revenue for the year ended 2024. Booking Holdings and its affiliated brands, Booking.com, Agoda and priceline.com accounted for 39% of our Referral Revenue for the year ended 2024. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost.
Expenses
Cost of revenue
Our cost of revenue consists primarily of our third-party cloud-related service provider expenses and third-party data center expenses, depreciation expense for self-owned data center, personnel-related expenses and share-based compensation for our infrastructure operations staff and our customer service team.
Cost of revenue was €11.3 million for the year ended December 31, 2024, and decreased by €0.7 million, or 6%, compared to the same period in 2023. The decrease was primarily due to a reduction of certain core cloud-related service provider costs that are closely related to revenue generation, and lower data center-related service provider costs. The decrease was partly offset by higher personnel costs due to an increase in headcount and compensation costs compared to the same period in 2023.
Selling and marketing
Selling and marketing expense includes Advertising Spend, other selling and marketing expenses, and share-based compensation expense.
Advertising Spend consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.
Other selling and marketing expenses include personnel-related expenses for our marketing, sales and account management teams, as well as production costs for our TV spots and other marketing material, and other professional fees such as market research costs.

	Year ended December 31,		% Change
(in millions)	2024	2023	2024 vs 2023
Advertising Spend	€345.4	€323.2	7%
% of total revenue	75.0%	66.6%
Other selling and marketing	21.9	21.9	—%
% of total revenue	4.8%	4.5%
Share-based compensation	0.9	0.5	80%
% of total revenue	0.2%	0.1%
Total selling and marketing expense	€368.2	€345.6	7%
% of total revenue	80%	71%

Selling and marketing expenses for the year ended December 31, 2024, increased by €22.6 million, or 7%, compared to the same period in 2023, primarily driven by the increase in Advertising Spend in the Americas and Rest of World segments. See "Advertising Spend" above for further details.
Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2024 remained stable at €21.9 million, compared to the same period in 2023. In 2024, we incurred lower expenses to acquire traffic related to products that were discontinued over the course of 2023, lower marketing expenses due to the end of our long-term sponsorship agreement, and lower personnel expenses resulting mostly from a lower headcount. The 2024 results were also impacted by the non-recurrence of marketing commitments written off in 2023. These changes were offset by higher television advertisement production costs and the recognition of cumulative Canadian digital services taxes as legislation was passed with retroactive effect from January 1, 2022.
Share-based compensation expense increased by €0.4 million, or 80%, in the year ended December 31, 2024, mainly in connection with restricted stock units (RSUs) issued for marketing services received.
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

	Year Ended December 31,		% Change
(in millions)	2024	2023	2024 vs 2023
Personnel	€28.7	€27.3	5%
Share-based compensation	1.3	1.7	(24)%
Depreciation of technology assets	3.2	3.7	(14)%
Professional fees and other	17.0	16.3	4%
Total technology and content	€50.2	€49.0	2%
% of total revenue	11%	10%
Technology and content expense for the year ended December 31, 2024 increased by €1.2 million, or 2%, compared to the same period in 2023.
Personnel-related costs for the year ended December 31, 2024 increased by €1.4 million, or 5%, mainly due to lower capitalized developer salaries as certain projects finalized at the end of 2023, and higher annual compensation costs, partly offset by lower headcount during the first half on 2024.
Depreciation expense decreased by €0.5 million, or 14%, mainly as a result of the tax credits received in the fourth quarter of 2024. See "Note 2: Significant accounting policies - Government Grants" in the notes to our audited consolidated financial statements included in this annual report for further details.
Professional fees and other expenses increased by €0.7 million, or 4%, mainly due to higher non-core cloud-related service provider costs, including a one-time fee related to a contract amendment, partly offset by lower content-related service provider costs.
General and administrative
General and administrative expense consists primarily of personnel-related costs including those of our executive leadership, finance, legal and human resource functions, as well as professional fees for external services including legal, tax and accounting. It also includes other overhead costs, depreciation and share-based compensation.

	Year ended December 31,		% Change
(in millions)	2024	2023	2024 vs 2023
Personnel	€14.6	€17.3	(16)%
Share-based compensation	6.1	7.2	(15)%
Professional fees and other	12.5	14.2	(12)%
Total general and administrative	€33.1	€38.7	(14)%
% of total revenue	7%	8%
Note: Some figures may not add due to rounding.
General and administrative expense for the year ended December 31, 2024 decreased by €5.6 million, or 14%, compared to the same period in 2023.
Personnel-related costs for the year ended December 31, 2024 decreased by €2.7 million, or 16%, mainly due to the non-recurrence of costs incurred in the prior year in connection with our changes in the executive leadership.
Professional fees and other expenses decreased by €1.7 million, or 12%, mainly due to lower legal expenses, lower expected credit losses on trade receivables, and the non-recurrence of American Depositary Share (ADS) cancellation fees incurred in connection with our equity restructuring completed in 2023.
Impairment of intangible assets and goodwill
We recorded cumulative impairment charges related to our intangible assets of €30.1 million and €14.2 million during the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2023, we also recorded goodwill impairment charges of €181.9 million, which resulted in the elimination of the goodwill balance. See "Note 8 - Goodwill and intangible assets, net" in the notes to our audited consolidated financial statements included in this annual report for further details.
Operating loss
Our operating loss was €32.2 million for the year ended December 31, 2024 compared to an operating loss of €156.6 million for the year ended December 31, 2023.
The lower loss for the year ended December 31, 2024 was mainly driven by the lower impairment of goodwill and intangible assets totaling €30.1 million compared to €196.1 million recorded in the same period 2023. This was partly offset by lower ROAS due to increased brand marketing efforts across all segments with the intention of increasing the volume of direct traffic to our platforms, as part of our strategy shift to long-term growth.
Other income, net
Net other income for the year ended December 31, 2024 was €3.9 million compared to €4.7 million in the same period in 2023. The decrease was mainly due to a lower interest income in the year ended December 31, 2024 compared to the same period in 2023, partly offset by higher foreign exchange gains.
Interest income decreased by €1.7 million compared to the same period in 2023 mainly due to lower interest rates on our bank accounts and term deposits held with financial institutions in the current year.
We recognized a foreign exchange gain of €0.3 million for the year ended December 31, 2024, compared to a loss of €0.6 million during the prior year period. This was primarily attributable to a net appreciation of the U.S. dollar relative to the euro during the year and the related foreign exchange revaluation gain from our cash balances denominated in U.S. dollars.

Expense/(benefit) for income taxes

	Year ended December 31,		% change
(in millions)	2024	2023	2024 vs 2023
Expense/(benefit) for income taxes	€(6.3)	€12.4	(151)%
Effective tax rate	22.1%	(8.2)%
Income tax benefit was €6.3 million in the twelve months ended December 31, 2024, compared to income tax expense of €12.4 million in the same period in 2023. The effective tax rate for the twelve months ended December 31, 2024 was 22.1%, compared to (8.2)% in the same period in 2023. Non-deductible share-based compensation of (pre-tax) €8.5 million in 2024 and €9.5 million in 2023 had an impact on the effective tax rates of (9.3)% and (2.0)% in the years ended December 31, 2024 and 2023, respectively. Non-deductible impairment expenses on goodwill of (pre-tax) €181.9 million in 2023 had an impact on the effective tax rate of (37.4)% in the year ended December 31, 2023. The details on the movement in valuation allowance are included in "Note 10 - Income taxes" in the notes to our audited consolidated financial statements included in this annual report.
Loss from equity method investments
Loss from our equity method investments was €1.7 million for the year ended December 31, 2024 compared to €0.2 million in the same period in 2023. The larger loss is mainly due to the inclusion of our equity method investment in Holisto which was completed in July 2024. See "Note 3 - Investments" in the notes to our audited consolidated financial statements included in this annual report.
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
Interest rate risk
We did not experience any significant impact from changes in interest rates and had no outstanding loans during the year ended December 31, 2024.
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
Changes in foreign exchange rates can amplify or reduce changes in the underlying trends in our revenue. Although we have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenue they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC/CPA bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency of the advertiser placing the booking in which the booking with our advertisers is denominated.

Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €0.3 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable and accounts payable balances as of December 31, 2024. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the year ended December 31, 2024 we had net foreign exchange rate gains of €0.3 million compared to losses of €0.6 million in the year ended December 31, 2023.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 37% of our total revenue for the year ended December 31, 2024 and 44% of total accounts receivable as of December 31, 2024. Booking Holdings and its affiliates represented 38% of our total revenue for the year ended December 31, 2024 and 22% of total accounts receivable as of December 31, 2024.

B.    Liquidity and capital resources
For the year ended December 31, 2024, total cash, cash equivalents and restricted cash increased by €31.9 million to €134.1 million. The increase in total cash, cash equivalents and restricted cash was mainly driven by positive cash flows from operating and investing activities.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our cash balance are sufficient to meet our ongoing capital expenditures, working capital and other capital needs.
The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		% change
(in millions)	2024	2023	2024 vs 2023
Cash flows provided by operating activities	€20.3	€27.8	(27)%
Cash flows provided by investing activities	12.2	16.3	(25)%
Cash flows used in financing activities	(0.8)	(190.4)	(100)%
Cash Flows Provided by Operating Activities
For the year ended December 31, 2024, net cash provided by operating activities was €20.3 million reflecting a decrease from the same period in 2023 due to our strategic focus on rebuilding the brand to achieve our goal of revenue growth.
In terms of working capital, an increase in accounts payable by €6.9 million was primarily due to the deferral of vendor payments. Additionally, there was a €5.6 million decrease in prepaid expenses and other assets mainly attributable to the end of our long-term sponsorship agreement in June 2024, and a

€5.4 million in decrease in tax receivables excluding €1.4 million of tax credits related to previously capitalized development costs recorded in the fourth quarter of 2024 (see "Note 2: Significant accounting policies - Government Grants" in the notes to our audited consolidated financial statements included in this annual report for more details). These positive changes were partly offset by a €4.3 million increase in accounts receivable due to higher revenues in the fourth quarter of 2024 compared to the same period in 2023, and a €0.5 million decrease in taxes payable.
Non-cash items further influenced our cash flows, including impairment losses of €30.1 million, share-based compensation of €8.5 million, and depreciation of €3.7 million, which includes the reduction from the tax credits recorded in 2024. These changes were partly offset by a €9.8 million reduction in deferred income taxes.
Cash Flows Provided by Investing Activities
For the year ended December 31, 2024, cash provided by investing activities was €12.2 million, primarily driven by proceeds from sales and maturities of investments of €25.2 million. This was partly offset by the €10.2 million equity investment in Holisto Limited in July 2024 and cash outflows of €2.8 million related to capital expenditures, including internal-use software and website development.
The €1.0 million non-cash receipt of tax credits presented as supplementary information to the statement of cash flows relates to the total tax credits recorded in the fourth quarter of 2024. The net €0.4 million credit recorded in property and equipment on our consolidated balance sheet as of December 31, 2024 consists of an initial €1.0 million non-cash credit, net of €0.6 million of accumulated depreciation related to depreciation expense already recognized in prior periods. See "Note 2: Significant accounting policies - Government Grants" in the notes to our audited consolidated financial statements included in this annual report for more details
Cash Flows Used in Financing Activities
For the year ended December 31, 2024, cash used in financing activities was €0.8 million, primarily driven by payments totaling €0.7 million related to withholding taxes on net share settlements of equity awards.

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
Recoverability of indefinite-lived intangible assets
We assess our indefinite-lived assets for impairment annually as of September 30th, or more frequently, if events and circumstances indicate that an impairment may have occurred.
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
The most significant assumptions used in determining the fair value of our indefinite-lived intangible assets were the royalty savings rate and the discount rate. The use of different estimates or assumptions in determining the fair value of our indefinite-lived intangible assets may result in different values, which could result in an impairment, or in the period in which an impairment is recognized, could result in a materially different impairment charge.
As a result of our annual impairment test performed as of September 30, 2024, we recorded an impairment charge of €30.0 million to our indefinite-lived intangible assets. Assuming all other assumptions remain constant, a decrease of 100 basis points in the royalty savings rate would have resulted in a higher impairment charge of €18.1 million, while an increase of 100 basis points would have lowered the impairment charge by the same amount. Assuming all other assumptions remain constant, an increase of 100 basis points in the selected discount rate would have resulted in a higher impairment charge of €1.6 million, while a decrease of 100 basis points would have lowered the impairment charge by the same amount.
As of December 31, 2024, the carrying value of our indefinite-lived intangible assets was €45.3 million. See "Note 8 - Goodwill and intangible assets, net" in the notes to our annual consolidated financial statements included in this annual report for further details.
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

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
(in millions)	Total	Short-term	Long-term
Operating leases, including imputed interest (1)	€47.8	€3.6	€44.2
Finance lease obligations	0.2	0.1	0.1
Purchase obligations(2)	37.2	10.4	26.8
Total (3)	€85.2	€14.1	€71.1
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
(3) Excludes €8.7 million of net unrecognized tax benefits which are subject to the ongoing 2019-2022 tax audit which will result in its settlement or elimination. See "Note 10 - Income taxes" in the audited consolidated financial statements included in this annual report for more discussion.

G. Non-GAAP financial measures
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP").
We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investments,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, ADS cancellation fees, and significant legal settlements and court-ordered penalties.
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
We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.
The below table presents a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in millions)	2024	2023
Net loss	€(23.7)	€(164.5)
Loss from equity method investments	(1.7)	(0.2)
Loss before equity method investments	€(22.0)	€(164.3)
Expense/(benefit) for income taxes	(6.3)	12.4
Loss before income taxes	€(28.2)	€(151.9)
Add/(less):
Interest expense	0.0	0.0
Interest income	(3.6)	(5.2)
Other, net	(0.4)	0.5
Operating loss	€(32.2)	€(156.6)
Depreciation of property and equipment and amortization of intangible assets	3.7	4.6
Impairment of intangible assets and goodwill	30.1	196.1
Share-based compensation	8.5	9.5
Certain other items, including restructuring, ADS cancellation fees, significant legal settlements and court ordered penalties(1)	0.0	0.5
Adjusted EBITDA	€10.2	€54.1
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

Management board

Name	Age	Position	Year of initial appointment	Expiration of current term
Johannes Thomas	37	Managing Director for Communication, Strategy, Partnerships and Talents and Culture (Chief Executive Officer)	2023	2027
Jasmine Ezz	33	Managing Director for Marketing (Chief Marketing Officer)	2023	2027
Andrej Lehnert	56	Managing Director for Product (Chief Product Officer)	2023	2027
Robin Harries(1)	43	Managing Director for Finance and Legal (Chief Financial Officer)	2024	2028
(1) On January 27, 2025 Mr. Harries resigned as Managing Director and Chief Financial Officer, effective July 31, 2025.
The following paragraphs set forth biographical information regarding our management board members as well as our chief financial officer.
Johannes Thomas currently serves as a managing director and chief executive officer. Prior to his return to trivago in 2023, Mr. Thomas was Managing Director of ColQ.capital, an investment fund that leverages collective intelligence to make investment decisions. Prior to joining ColQ, he was Managing Director and Chief Revenue Officer at trivago. Mr. Thomas joined us in 2011 to build up the Performance Marketing Department and then steered the path of the advertiser relations unit. Mr. Thomas also headed up the Business Operations and Strategy Department, which was responsible for running strategic projects and acquisitions within trivago for several years.
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
Robin Harries currently serves as managing director and chief financial officer. Prior to his return to trivago in 2024, Mr. Harries served as a member of the board at 1&1 Telecommunication SE, a major German telecom provider, where he boosted their consumer business growth. From 2012 and 2018, he held various positions at trivago and led the company's successful Nasdaq initial public offering in 2016.

Changes to the management board
•On June 28, 2024, Robin Harries was appointed as managing director at our annual general meeting of shareholders with a term expiring at our annual general meeting of shareholders to be held in 2028. Prior to this appointment, effective from April 1, 2024, Robin Harries had been serving as a temporary member of the management board and chief financial officer, as designated by the supervisory board, pending his formal appointment at the annual general meeting of shareholders.
•On January 27, 2025, Robin Harries submitted his resignation letter as managing director and chief financial officer, effective July 31, 2025. Until his departure, Robin Harries will continue to serve diligently as managing director and chief financial officer.
Supervisory board

Name	Age	Year of initial appointment	Expiration of current term
Joana Breidenbach	59	2021	2027
Robert Dzielak	54	2021	2027
Eric Hart	49	2021	2027
Hari Nair	55	2024	2027
Brandon Pedersen	58	2024	2027
Mieke De Schepper	49	2022	2025
Niklas Östberg	44	2016	2025
Rolf Schrömgens	48	2023	2026
The following is a brief summary of the business experience of our supervisory board members.
Joana Breidenbach is an internet entrepreneur, author and anthropologist. She is a member of the supervisory board of gut.org gAG, co-founder of the donation platform betterplace.org, co-founder of brafe.space, a community of funders and founders, and founder of the think tank betterplace lab. Ms. Breidenbach holds a PhD degree from the Ludwig Maximilians University in Munich.
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
Eric M. Hart currently serves as chairman of the supervisory board of trivago and as Chief Financial Officer of Plaid Inc. He most recently served as the Chief Financial Officer of Expedia Group from April 2020 until October 2022, overseeing Expedia Group’s accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart also served as Expedia Group’s Chief Strategy Officer with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group’s CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of Expedia Group’s largest acquisitions. Before joining Expedia Group, Mr. Hart spent time in private equity with middle market firm Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor’s degree from Georgia State University and a Master’s in Business Administration from University of Chicago Booth School of Business.

Hari K. Nair has served as Expedia Group’s Senior Vice President, Hotel Market Partnerships since January 2021, overseeing hotel supplier relations and lodging strategy. Mr. Nair served as Senior Vice President, Expedia Group Media Solutions between January 2017 and December 2020, overseeing Expedia Group’s travel advertising platform, and Vice President and General Manager of Orbitz.com and CheapTickets.com beginning in August 2015, overseeing retail operations and profitability, brand strategy, marketing efficiency, and customer lifecycle management. Since joining Expedia Group in 2002, Mr. Nair has served in a variety of other leadership roles, including overseeing Expedia Group’s lodging strategy in North America and EMEA. Prior to joining Expedia, Mr. Nair worked in corporate training and food and beverage operations at Oberoi Hotels, a leading luxury hotel chain that owns and manages luxury hotels and cruisers. Mr. Nair holds a master’s degree in Hotel Management from Cornell University.
Brandon S. Pedersen currently serves as Board Member and Audit Committee Chair at Expeditors International of Washington (NYSE: EXPD) and at Saltchuk, a large privately held company with operations throughout North America and the Caribbean. Mr. Pedersen served as Executive Vice President and Chief Financial Officer of Alaska Air Group, the parent company of Alaska Airlines and Horizon Air, from 2010 to 2020. Prior to that, he served as Vice President of Finance and Controller, having joined the company in 2003 from KPMG LLP, where he was an audit partner. During his 15 years in public accounting, Mr. Pedersen served a diverse range of clients in the retail, transportation and distribution industries. Mr. Pedersen also previously served as a member of the Audit Advisory Committee of the University of Washington (UW) and for six years taught a class on leadership and corporate governance in the Executive MBA program at the UW Foster School of Business. Mr. Pedersen is a Certified Public Accountant.
Mieke De Schepper currently serves as Chief Executive Officer of Sunweb Group. She previously served as Chief Commercial Officer of Trustpilot. She has an extensive travel industry background as she spent time with Amadeus IT Group as Executive Vice President, Online Travel and Managing Director Asia Pacific, and she worked for Expedia Group, where she held the role of Senior Vice President and Chief Commercial Officer of Egencia and as Vice President of Expedia Group’s Lodging Partner Solutions Asia Pacific. Prior to Expedia Group, she spent 10 years with Phillips Electronics. She started her professional career with McKinsey. Mieke serves as a member of the supervisory board of trivago N.V. and JustEat Takeaway.com N.V. Mieke holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.
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
Agreements regarding the supervisory board and the management board
Expedia Group holds the right to nominate four supervisory board members under the Amended and Restated Shareholders' Agreement but did not exercise such right during the reporting period, and all current members of the supervisory board were nominated by the supervisory board in accordance with our articles of association. See “Item 6: Directors, senior management and employees - C. Board practices” and “Item 7: Major shareholders and related party transactions - B. Related party transactions”.
Changes to our supervisory board
•On May 21, 2024, Peter Kern resigned from our supervisory board.

•On June 28, 2024, Hari Nair - following a binding nomination of our supervisory board - was appointed as supervisory director for a period expiring at our annual general meeting of shareholders to be held in 2027.
•On July 26, 2024, Hiren Mankodi resigned from our supervisory board and audit committee.
•On July 29, 2024, the supervisory board designated Brandon Pedersen as a temporary member of our supervisory board, pending his appointment at our general meeting of shareholders scheduled for later in 2025, and appointed him as a member and chairman of the audit committee. Upon his designation as temporary member of the supervisory board, Mr. Pedersen has all the powers and responsibilities of a supervisory board member, as if he had been appointed at the general meeting of shareholders.
Board Composition Disclosure
The following chart summarizes certain self-identified personal characteristics of our directors and was provided by the members of our supervisory board members on a voluntary basis.
Board Composition Matrix as of February 27, 2025

Country of Principal Executive Offices			Germany
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			8

	Female	Male	Did not disclose
Gender	2	6	0

B. Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended December 31, 2024 is described in the tables below.
Our management board earned the following cash compensation with respect to their service as members of the management board during the fiscal year 2024:

(€ in thousands)	Ezz	Harries(1)	Lehnert	Thomas
Periodically-paid remuneration (base salary)	€450	€338	€450	€450
Signing bonus	—	250	—	—
Cash settled equity compensation	180	—	180	180
Benefits in kind	—	32	—	46
Total cash compensation	€630	€620	€630	€676
(1) On April 1, 2024, the supervisory board appointed Robin Harries as a temporary member of our management board. On June 28, 2024, Mr. Harries was appointed to our management board at our annual general meeting of shareholders. The periodically-paid remuneration include compensation paid to Mr. Harries while serving as a temporary member of the management board.
Consistent with prior year, the cash compensation does not contain a cash bonus portion. As of December 31, 2024, we had €0.6 million accrued for future cash settlement of equity compensation and nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.

Our management board held the following Class A share options (both vested and unvested) during the fiscal year 2024 for which there were remaining options outstanding as of December 31, 2024:

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price	Expiration date(1)
Ezz	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Harries	Nov 18, 2016	April 1, 2017, 2018	51,065	€15.16	None
	April 1, 2024	April 1, 2025, 2026, 2027	1,020,000	€0.06	April 1, 2031
	April 1, 2024	April 1, 2025, 2026, 2027	3,060,000	$0.47	April 1, 2031
	April 1, 2024	April 1, 2028(3)	2,040,000	$0.47	April 1, 2031
	April 1, 2024	April 1, 2028(3)	680,000	€0.06	April 1, 2031
Lehnert	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Thomas	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
(1) Unvested options lapse when the beneficiary leaves the company.
(2) On November 2, 2023, the Compensation Committee resolved to modify this award pursuant to the authority granted to it under the 2016 Omnibus Incentive Plan to make adjustments in the event of an extraordinary dividend. The strike price decreased by the per-Class A share amount of the dividend converted into U.S. Dollars, from $1.50 to $0.93 per share. These awards were modified again on April 1, 2024 which lowered the strike price from $0.93 to $0.47 per share.
(3) This award fully vests on June 30, 2027 for Ms. Ezz, Mr. Lehnert, and Mr. Thomas and on April 1, 2028 for Mr. Harries. The award contains a performance condition that will determine the number of shares earned at the end of the performance period. The performance condition is based upon trivago's adjusted share price where the adjusted share price is the sum of the adjusted closing price on the measurement date and the aggregate value of any dividends or distributions on the shares during the performance period. The adjusted closing price is the volume-weighted average price per share for the six or twelve month period ending on the measurement date, whichever is higher, and adjusted to eliminate the effect of any stock split, stock dividend, reverse stock split, consolidation or similar corporate action during the performance period. After the April 1, 2024 modification, potential award levels range from 25-100% of the grant quantity depending on the achievement of an adjusted share price ranging from less than $0.97 to greater than $3.93 on the measurement date. The performance period is from June 30, 2023 to June 30, 2027 for the awards vesting on June 30, 2027 and April 1, 2024 to April 1, 2028 for the awards vesting on April 1, 2028. The vesting dates are also the measurement dates.
The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2024 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2024:

(in thousands)	Breidenbach	De Schepper	Hart	Mankodi	Östberg	Pedersen
Periodically-paid remuneration (base salary)	$45	$53	€250	$26	$53	$29
Cash settled equity compensation	€59	€55	—	€40	€61	—
Mr. Dzielak, Mr. Kern, Mr. Schrömgens, and Mr. Nair were not provided with any cash or equity compensation for their service on our supervisory board for the year ended December 31, 2024.

Our supervisory board held the following Class A share options and/or restricted stock units (RSUs) (both vested and unvested) during the fiscal year 2024 for which there were remaining options and/or RSUs outstanding as of December 31, 2024:
Options

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price	Expiration date
Breidenbach	July 22, 2021	Three Year Vest(1)	9,855	€0.06	July 22, 2028
	Mar 1, 2022	Three Year Vest(2)	46,510	€0.06	Mar 1, 2029
	May 23, 2023	Three Year Vest(3)	139,630	€0.06	May 23, 2030
	May 22, 2024	Three Year Vest(4)	409,835	€0.06	May 22, 2031
De Schepper	Mar 1, 2022	Three Year Vest(2)	27,775	€0.06	Mar 1, 2029
	May 23, 2023	Three Year Vest(3)	122,805	€0.06	May 23, 2030
	May 22, 2024	Three Year Vest(4)	425,200	€0.06	May 22, 2031
Hart	Sept. 14, 2022	Three Year Vest(5)	1,000,000	$0.95	Sept 14, 2029
Östberg	June 28, 2019	Three Year Vest(1)	58,117	€0.06	June 28, 2026
	Mar 11, 2020	Three Year Vest(1)	95,982	€0.06	Mar 11, 2027
	Mar 2, 2021	Three Year Vest(1)	71,429	€0.06	Mar 2. 2028
	Mar 1, 2022	Three Year Vest(2)	100,000	€0.06	Mar 1, 2029
	May 23, 2023	Three Year Vest(3)	163,745	€0.06	May 23, 2030
	May 22, 2024	Three Year Vest(4)	425,200	€0.06	May 22, 2031
Restricted Stock Units

Beneficiary	Grant date	Vesting date	Number of RSUs outstanding
Pedersen	July 29, 2024(4)	Three Year Vest	166,625
(1) This award is fully vested.
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
(4) This award vests as follows: 1/12 vested on August 15, 2024, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(5) This award vests as follows: 1/4 vested on June 30, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date. On November 2, 2023, the Compensation Committee resolved to modify this award pursuant to the authority granted to it under the 2016 Omnibus Incentive Plan to make adjustments in the event of an extraordinary dividend. The strike price decreased by the per-Class A share amount of the dividend converted into U.S. Dollars, from $1.52 to $0.95 per share.
As of December 31, 2024, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members.
In 2024, Mr. Mankodi and Mr. Pedersen received Class A shares of 75,175 and 33,325, respectively, as a result of RSU vesting and Ms. De Schepper received Class A shares of 41,185 as a result of options exercised.

2016 Omnibus incentive plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan is 80,161,948 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares. The 2016 Plan was amended on March 6, 2017 to permit the delegation of certain responsibilities to the management board. The Plan was amended on August 3, 2017 to permit supervisory board members to be eligible for awards under the 2016 Plan. The 2016 Plan was amended on June 28, 2019 to permit the granting to management and supervisory board members an option to purchase Class A shares at less than fair market value of the underlying Class A shares. The 2016 Plan was also amended on July 18, 2019 to permit additional mechanics to settle transactions. On June 30, 2020, at our general meeting, our shareholders authorized an increase of the maximum number of Class A shares available for issuance under the 2016 Plan. On March 2, 2021, our supervisory board amended the 2016 Plan to reflect this increase. The 2016 Plan was then amended on May 23, 2023 to allow for the granting of "incentive stock options" within the meaning of U.S. Internal Revenue Code of 1986, as amended. On May 22, 2024, our supervisory board approved the amendment of the 2016 Plan to further increase the maximum number of Class A shares available for issuance under the 2016 Plan. On June 28, 2024, at our general meeting, our shareholders authorized this amendment.
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
Guided by market research provided by the compensation specialist, we slightly decreased the base salary of our management joining in 2023 and 2024 and provided equity awards that vest over a longer period of time and have a strong performance element.
For more information on the performance grants, see “Item 6: Directors, senior management and employees - B. Compensation - Compensation of members of our management board and supervisory board " above. The cash, bonus payments, and any equity award compensation are proposed by the CEO to our compensation committee. The proposal is then discussed (and amended, if needed) by the committee. The amount of compensation of the management board and those executives reporting to the CEO is then determined at the discretion of our supervisory board.
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
We use an individualized approach to compensation that reflects the performance of each employee to our organization. We believe that employees who contribute significantly to our success should receive increased compensation and measures should be taken to retain them, for example through the award of equity. The unique context of the position profile - in particular in relation to similar roles both at trivago and externally - as well as the scope of responsibilities taken on by that employee are other important factors for the development of employee compensation.
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
Our supervisory board is comprised of eight members. All current members of the supervisory board were nominated by the supervisory board in accordance with our articles of association. Each supervisory board member was appointed for a term of three years. Expedia Group holds the right to nominate four supervisory board members under the Amended and Restated Shareholders’ Agreement but did not exercise such right during the reporting period.
Our current supervisory board members were appointed by our general meetings of shareholders upon the binding nomination by our supervisory board. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.
Management board member services agreements and performance equity grants
We have entered into services agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. We have also entered into agreements governing our management board's equity grants. The terms of the agreements are described above under "Compensation of members of our management board and supervisory board ". The form of stock option summary of award including time-based stock options and performance stock options is also filed as an exhibit hereto. The stock option summary of awards were executed on May 9, 2023 for Ms. Ezz, Mr. Lehnert and Mr. Thomas, and on October 2, 2023 for Mr. Harries. The strike price of $1.50 awarded in the award agreements was decreased by the per-share amount of the one-time extraordinary dividend paid in November 2023 (converted into U.S. dollars, as applied by the depositary for distribution of the dividend to the ADS holders, rounded to the next cent). The awards originally granted on May 9, 2023 were modified again on April 1, 2024. The strike price was further reduced and there were updates made to the market condition that determines the number of shares that may vest. On February 19, 2025, the award agreements for all four management board members were updated to clarify the language on the strike price for certain awards.
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
Supervisory board member services agreements
We have entered into service agreements with each of the members of our supervisory board for an indefinite period of time, provided that the agreements will terminate upon dismissal, resignation or expiry of term of office (subject to reappointment) of the supervisory board member concerned. These agreements provide for the compensation awarded to the independent supervisory board members.
Our supervisory board and annual general meeting of shareholders approved an annual cash compensation amount of €250,000 and an equity grant to Mr. Hart of 1,000,000 options that are subject to a "single trigger" change of control provision. The strike price of $1.52 was decreased by the per-share amount of the one-time extraordinary dividend paid in November 2023 (converted into U.S. dollars, as applied by the depositary for distribution of the dividend to the ADS holders, rounded to the next cent). The stock option award provides that the stock option outstanding as of such Change of Control will be fully exercisable and vested and shall remain exercisable for a period of time indicated in the award.
Director independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist exclusively of independent supervisory board members. Our supervisory board has determined that, under current Nasdaq listing standards regarding independence, and taking into account any applicable committee standards, Ms. Breidenbach, Mr. Pedersen, Ms. De Schepper and Mr. Östberg would be considered independent supervisory board members.
Under the independence criteria of the DCGC (which among other items, requires that more than half of the members of our supervisory board qualify as independent), Ms. Breidenbach, Mr. Pedersen, Ms. De Schepper and Mr. Östberg are considered independent supervisory board members. See “Item 16G.     Corporate governance.”

Committees of the supervisory board
Our supervisory board has established an audit committee and a compensation committee.
Audit Committee
The audit committee currently consists of Mr. Pedersen, Ms. De Schepper and Mr. Östberg and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Pedersen serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Pedersen (i) is considered an “audit committee financial expert” as defined by the SEC and (ii) qualifies as independent, as recommended by the DCGC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under Nasdaq rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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

D.    Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2024	2023	2022
Cost of revenue	73	54	58
Selling and marketing	116	119	111
Technology and content	349	338	380
General and administrative	130	140	160
Total	668	651	709
thereof employed in Germany	662	644	698
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
The following table sets forth information relating to the beneficial ownership of our shares as of February 21, 2025, by:
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
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of February 21, 2025 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of February 21, 2025. See “Item 4: Information on the company - C.    Organizational structure” for additional information regarding our corporate structure. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	88.0%	84.0%
PAR Investment Partners, L.P.(5)	14,640,650	12.8%	—	—	**
Management board members
Johannes Thomas	1,360,000	1.2%	—	—	**
Jasmine Ezz	1,360,000	1.2%	—	—	**
Andrej Lehnert	1,364,750	1.2%	—	—	**
Robin Harries	151,065	*	—	—	**
Supervisory board members
Joana Breidenbach	318,620	*	—	—	**
Robert J. Dzielak	—	—	—	—	—
Eric M. Hart	833,340	*	—	—	**
Hari Nair	—	—	—	—	—
Niklas Östberg	527,340	*	—	—	**
Brandon Pedersen	34,165	*	—	—	**
Mieke De Schepper	188,655	*	—	—	**
Rolf Schrömgens(4)	34,483,930	30.2%	28,468,807	12.0%	12.8%
All management board and supervisory board members as a group (12 persons)	40,621,865	35.6%	28,468,807	12.0%	13.1%
*Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**Indicates voting power of less than 1%.
(1) Percentages based on 114,059,630 Class A shares outstanding and 237,476,895 Class B shares outstanding as of December 31, 2024. Where the respective individual has the right to acquire within 60 days of February 21, 2025 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6: Directors, senior management and employees - B. Compensation."
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
(3) As reported on Schedule 13G filed by Expedia Lodging Partner Services S.à.r.l. (ELPS), Expedia Group previously held its interest in the company through ELPS, an indirect wholly owned subsidiary of Expedia Group. On November 15, 2022, the Class B shares held by ELPS were ultimately transferred to Expedia, Inc., a direct wholly owned subsidiary of Expedia Group. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares into Class A shares, Expedia, Inc. would own 59.5% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. As each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, Expedia, Inc. may be deemed to beneficially own equity securities representing approximately 84.0% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13 D/A filed by Mr. Schrömgens, he purchased beneficial ownership of 15,000,000 Class A shares in a privately negotiated transaction on December 14, 2023 resulting in Mr. Schrömgens holding 34,483,930 Class A shares and 28,468,807 Class B shares. For more information see "Significant changes in ownership by major shareholders" below.
(5) As of September 30, 2024, each of (i) PAR Investment Partners, (ii) PAR Group, through its control of PAR Investment Partners as general partner, and (iii) PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 14,640,650 Class A shares, representing approximately 12.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A shares. The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.
Significant changes in ownership by major shareholders
As of December 31, 2024, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States. At such date, there were 114,059,630 Class A shares outstanding, in the aggregate representing 32% of our outstanding ordinary shares. At such date, there were two holders of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
Privately negotiated sales
On December 14, 2023, Rolf Schrömgens filed a Schedule 13D/A, in which he announced the purchase of 15,000,000 Class A shares on the same day in a privately negotiated transaction at a purchase price of $0.48 per share.

B. Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2024.
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
After the closing of the purchase of 20,000,000 Class A shares from Peter Vinnemeier on November 9, 2022, the Founders' shareholdings fell below the 15% "Percentage Interest" threshold in the Amended and Restated Shareholders’ Agreement, and as a result, the rights and obligations of the Founders under the Amended and Restated Shareholders’ Agreement terminated, including the right to designate members of our supervisory board for binding nomination. Pursuant to the terms of the Amended and Restated Shareholders’ Agreement, certain provisions in the Amended and Restated Shareholders’ Agreement, including certain restrictive covenants, registration rights and transfer restrictions, continue to apply to the Founders.

On November 14, 2022, the parties also executed a joinder, whereby ELPS ultimately transferred its shares to Expedia, Inc., thereby replacing ELPS as a party in the Amended and Restated Shareholders' Agreement.
Agreements regarding the supervisory board
The internal rules of our supervisory board (which we refer to as the "Supervisory Board Rules") provide that the supervisory board shall determine the number of supervisory board members who will each serve for a three year term. In connection with the shareholdings of the Founders falling below the 15% threshold (see above), the Founders are no longer entitled to designate members of our supervisory board for binding nomination.
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
Commercial relationships
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. In 2020, we and Expedia Partner Solutions ("EPS") entered into an additional agreement pursuant to which EPS powers our platform with a template (hotels.com for partners). Expedia Group and its brands' related party revenue represented 37%, 36%, and 32% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.
See “Item 5: Operating and financial review and prospects” for additional information.

Transactions with Shareholders
A one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €15.1 million was distributed to Rolf Schrömgens based on his share ownership on the date of record.
UBIO Limited
On April 28, 2022, we entered into an investment for a 20.8% (15.5% fully-diluted by share options) ownership interest in UBIO Limited ("UBIO"), a software company that develops robotic automation technology. trivago has the ability to exercise significant influence over UBIO through our representation on UBIO's Board of Directors, where we hold one of five seats.
On November 28, 2022, we entered into a commercial arrangement with UBIO, to increase the number of directly bookable rates available on our website for an initial term of 12 months. This agreement was terminated in the last quarter of 2023 by providing 90 days written notice ahead of the contract renewal date. Effective January 11, 2024, we entered into a new commercial agreement with UBIO Limited for a duration of 12 months. This contract was further extended for an additional 12-month period through another agreement signed on December 18, 2024.
Holisto Limited
On July 30, 2024, we entered into a Share Purchase Agreement with Holisto for a 38.6% ownership interest in Holisto (30.0% on a fully-diluted basis assuming the exercise of the outstanding share options) for an aggregate price of €10.2 million, which includes the direct transaction costs incurred to acquire the investment. Concurrently, we entered into a Share Purchase Option Agreement with Holisto, which grants us the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. The option is exercisable within a period of 15 months following the close of the initial investment. The purchase price for the remaining 70% of the shares in Holisto would be determined if the option is exercised based on a formula, with the maximum exercise price set at USD 60 million. If we were to exercise the option, we may elect to settle the purchase price partially in cash and partially in our shares (with shares to represent no more than 50% of the purchase price). Should we exercise our option, we would be required to register the option shares with the SEC for resale by the recipients thereof.
We have commercial relationships with Holisto that enable them to advertise on our platform and we receive payments for users we refer to them. Holisto and its brands' related party revenue represented less than 1% of our total revenue for the year ended December 31, 2024. For more information see "Note 3: Investments" in the notes to the audited consolidated financial statements included elsewhere in this annual report.
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
A number of regulatory authorities in Europe, Australia, and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges and availability and similar messaging. For example, in January 2020, the Australian Federal Court issued a judgement in the Australian Competition and Consumer Commission's (ACCC) case against us regarding our advertising and website display practices in Australia. In April 2022, the ACCC issued a judgement ordering us to pay a substantial penalty which we paid in 2022. The ACCC case was then closed.
In addition, two purported class actions have been filed, one in Israel and the other one in Ontario, Canada, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. The Ontario action against us was dismissed and finally closed during the fourth quarter of 2024. In the Israeli action, pursuant to the court's recommendation, the parties have initiated meditation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. These procedures are at an early stage with the next hearing scheduled in March 2025.
Dividends
Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association (although we note that, presently, we are not required by our articles of association to maintain reserves in addition to those which we must maintain under Dutch law). Subject only to such restrictions and our supervisory board's approval, any future determination to pay dividends will be at the discretion of our management board. In making a determination to pay dividends, the management board must act in the interests of our company and its business, taking into account relevant interests of our shareholders and other factors that our management board considers relevant, including our results of operations, financial condition, and future prospects.

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

B.    Memorandum and articles of association
Our articles of association were last amended at our 2023 annual general meeting of shareholders, with an effective date of October 20, 2023. A copy of our amended articles of association is incorporated by reference as Exhibit 1.1 to this annual report.
The information set forth in the registration statement in Form F-3 dated July 16, 2024, filed with the SEC, under the headings “Description of share capital and articles of association - Amendment of articles of association,” “Description of share capital and articles of association - Comparison of Dutch corporate law and our articles of association and U.S. corporate law” is incorporated herein by reference.

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
Holisto Limited
On July 30, 2024, we entered into a Share Purchase Agreement with Holisto Limited (“Holisto”) for a 38.6% ownership interest in Holisto (30.0% on a fully-diluted basis assuming the exercise of outstanding share options) for an aggregate price of €10.2 million, which includes the direct transaction costs incurred to acquire the investment. Concurrently, we entered into a Share Purchase Option Agreement with Holisto, which grants us the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. The option is exercisable within a period of 15 months following the close of the initial investment. The purchase price for the remaining 70% of the shares in Holisto would be determined if the option is exercised based on a formula, with the maximum exercise price set at USD 60 million. If we were to exercise the option, we may elect to settle the purchase price partially in cash and partially in our shares (with shares to represent no more than 50% of the purchase price). Should we exercise our option, we would be required to register the option shares with the SEC for resale by the recipients thereof.
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
Taxation of the company (trivago N.V.)
General
We have four German tax resident individuals serving as managing directors and operate our business from Germany on the basis of arrangements that are aimed to ensure to have its effective place of management in Germany. We, therefore, take the view that the effective place of management of trivago N.V. should be in Germany, and that trivago N.V. is subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) notwithstanding the fact that it is incorporated in the Netherlands. Nevertheless, the effective place of management test depends upon facts and circumstances. We intend to have our effective place of management in Germany and have made arrangements that are aimed to keep our effective place of management in Germany. The organizational rules provide that, subject to certain exemptions, (a) management decisions are to be taken in principle in Germany and (b) supervisory board meetings shall be held in Germany. In accordance with the organizational rules the supervisory board has issued to the management board “Best-Practice Guidelines” giving recommendations on how to deal with certain aspects of our management to ensure a German effective place of management of the company.
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
More specifically as regards distributions from ADSs, the German withholding tax will be withheld either by (i) the German financial institution that holds or administers the underlying Class A shares in custody and disburses or credits the dividend income from the underlying Class A shares and/or (ii) the German collective securities custodian, i.e., on the payment made to the depositary (in both cases (i) or (ii), a Paying Agent). Further, a withholding tax certificate should be issued which entitles the addressee of such certificate to a refund or tax credit of the excess German taxes withheld. The ADS holder should be entitled to any refund or tax credit (and not the legal owner which is the depositary) as it is treated for German tax purposes as the beneficial owner of the Class A shares. Consequently, the German taxes levied on the payments under the ADSs should be effectively the same as if the ADS holder invested directly in the Class A shares because the ADS holder is either entitled to a refund or a tax credit. The ADS holders would be treated as if they hold Class A shares directly and withholding tax would effectively be charged only once.
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
Exceptions from the flat tax apply upon application for ADS holders with underlying shares of at least 25% in the company and for ADS holders with underlying shares of at least 1% in the company and who exert significant entrepreneurial influence through working for the company in a professional capacity.
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
Special treatment of companies in the financial and insurance sectors and pension funds
If credit institutions (Kreditinstitute), securities institutions (Wertpapierinstitute) or financial services institutions (Finanzdienstleistungsinstituten) hold ADSs that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial income method nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income is fully taxable. The same applies to financial institutions (Finanzunternehmen) in the meaning of the German Banking Act if they have acquired the ADSs prior to January 1, 2017 for the purpose of generating profits from short-

term proprietary trading or if they have acquired the ADSs after December 31, 2016 and are predominantly owned by banks or financial services providers and have to book the ADSs as current assets (Umlaufvermögen) upon acquisition. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by foreign credit institutions, financial services institutions, and financial institutions. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.
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
(iii) holders of ADSs or Class A shares who are individuals for whom the ADSs or Class A shares or any benefit derived from the ADSs or Class A shares are a remuneration or deemed to be a remuneration for (employment) activities or services performed by such holders or certain individuals related to such holders, whether within or outside an employment relation, that provides the holder, economically speaking, with certain benefits that have a relation to the relevant work activities or services (as defined in the Netherlands Income Tax Act 2001);
(iv) a holder of ADSs or Class A shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ADSs or Class A shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Generally, a holder of ADSs or Class A shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital; and
(v) pension funds, investment institutions (fiscale beleggingsinstellingen), and tax-exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, entities that have a function comparable to an investment institution or a tax-exempt investment institution,as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.
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

Holders or prospective holders of our ADS or Class A shares should consult their own tax advisor regarding the tax consequences relating to the acquisition, holding and disposal of our ADS or Class A shares in light of their particular circumstances.
Dividend withholding tax
We are incorporated under the laws of the Netherlands, and therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As such, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares). We are, however, also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012 (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined based on our place of effective management. As long as we have our place of effective management continuously in Germany, and the Tie-Breaker Provision is not changed (for instance, by change in the reservations and choices made by Germany with respect to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting), we will be considered to be exclusively tax resident in Germany for purposes of the double tax treaty between Germany and the Netherlands. Consequently, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands (and we will not be required to withhold Dutch dividend withholding tax). This restriction does not apply to dividends distributed by us to a holder of ADSs or Class A shares who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which case the following applies. See “Item 3: Key information - D. Risk factors - If we pay dividends on our ADSs, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.”
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
•liquidation proceeds, proceeds of redemption of Class A shares, or proceeds of the repurchase of Class A shares(other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those Class A shares as recognized for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;
•an amount equal to the par value of Class A shares issued or an increase of the par value of Class A shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and
•partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of Class A shares have resolved in advance at a general meeting to make such repayment and the par value of the Class

A shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term "net profits" includes anticipated profits that have yet to be realized
Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Dutch Resident Individuals generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The same applies to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder.
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
Pursuant to legislation to counteract "dividend stripping," a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Netherlands Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on our ordinary shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, it has been codified that the record date is used when determining the person who is entitled to the dividend.
Conditional withholding tax on dividends
Furthermore, it cannot be excluded that dividends distributed by us to certain related entities which are not resident in the Netherlands for Dutch tax purposes will become subject to a Dutch conditional withholding tax in certain specific situations. As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:
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
For purposes of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021):
“Related Entity” means an entity (i) that has a Qualifying Interest in us or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in us.
“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).
“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional with-holding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2025: 25.8%).
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2025), if:
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

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ADSs or Class A shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the ADSs or Class A shares, and (c) liabilities. The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).
The deemed return applicable to other investments, including the ADSs or Class A shares, is set at 5.88% for the calendar year of 2025. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ADSs or Class A shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.
On 6 and 14 June 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in certain specific circumstances contravenes Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). This is, in short, the case in the event the deemed return on the investment assets exceeds the actual return realized in respect thereof (calculated in line with the rules set out in the Rulings and successfully demonstrated by the taxpayer).
Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).
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

Material U.S. federal income tax considerations
The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ADSs. This discussion applies only to U.S. Holders that hold such ADSs as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended ("the Code"), the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, and the income tax treaty between the United States of America and the Federal Republic of Germany dated August 29, 1989 (as amended by any subsequent protocols, including the protocol of June 1, 2006) (the "Treaty"), each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ADSs. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.

The following discussion also does not address U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws, such as:
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

Distributions
Subject to the discussion below under “Passive Foreign Investment Company Status”, the gross amount of distributions made with respect to our ADSs (including the amount of any foreign taxes withheld therefrom, if any, and excluding certain pro rata distributions of our Class A Shares or other similar equity interests) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includable in a U.S. Holder’s gross income as dividend income on the date the depositary receives the dividend. We do not compute earnings and profits under U.S. federal income tax principles. U.S. Holders accordingly should expect that all such distributions made with respect to our ADSs will be treated as dividends. Dividends on our ADSs will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.
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
Foreign taxes
Subject to generally applicable limitations and conditions, foreign taxes (if any) withheld or paid on dividends may be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Germany income tax will need to satisfy these requirements in order to be eligible to be creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the German income tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the German income tax on dividends is uncertain and we have not determined whether these requirements have been met. If the German dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the German income tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, and to the extent that 10% or more of our earnings and profits are attributable to sources within the United States, the portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source for foreign tax credit purposes. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex and depend on a U.S. Holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including our goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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
Foreign financial asset reporting
Individuals that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ADSs may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ADSs.
THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSs UNDER THE INVESTOR’S CIRCUMSTANCES.

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
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2024, the depositary reimbursed us approximately $0.6 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures
A.    Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
Based on this evaluation, management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm on our internal control over financial reporting because we are a non-accelerated filer and are not subject to auditor attestation requirements under applicable SEC rules.
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

D.    Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16
A.     Audit committee financial expert
Mr. Brandon Pedersen, an independent director and a member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A. of Form 20-F and as determined by our supervisory board.

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

	Year ended December 31,
(in thousands)	2024	%	2023	%
Audit fees	€2,515	99.7%	€2,437	99.1%
Audit-related fees	—	—%	—	—%
Tax fees	8	0.3%	12	0.5%
All other fees	—	—%	10	0.4%
Total	€2,523		€2,459
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
Audit-related fees include fees and expenses for attestation reports and assurance services that are reasonably related to the performance of the audit or review of our financial statements, which are not reported under audit fees.
Tax fees relate to the aggregate fees for services rendered on tax compliance.
All other fees include fees and expenses for access to Ernst & Young LLP’s online research tools.

Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December 31, 2024 and December 31, 2023 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

D.     Exemptions from the listing requirements and standards for audit committees
None.

E.     Purchases of equity securities by the issuer and affiliated purchasers
None.

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
The Dutch Corporate Governance Code, or DCGC, contains principles and best practice provisions on corporate governance that regulate relations between the management board, supervisory board and the general meeting of shareholders and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. As a Dutch company, we are subject to the DCGC and are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting Nasdaq requirement or otherwise), we must list the reasons for any deviation from the DCGC in our Dutch annual board report.
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
Half of our supervisory board members are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only four (4) supervisory board members will be independent. We may need to deviate from the DCGC’s independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of Nasdaq and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on Nasdaq. We may need to further deviate from the DCGC’s independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the definition of independence in the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision 2.1.8 of the DCGC.
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
Consistent with corporate practice for non-executive members of a board in the United States, currently the terms of office of up to half of our supervisory board members run and end simultaneously. Our supervisory board continuously monitors succession of its members as well as the members of the management board. Under our articles of association, members of the management board and the supervisory board shall be appointed on the basis of a binding nomination prepared by our supervisory board. This means that the nominee will be appointed to the management board or supervisory board, as the case may be, unless the general meeting of shareholders removes the binding nature of the nomination (in which case a new nomination will be prepared for a subsequent general meeting of shareholders). Our articles of association provide that the general meeting of shareholders can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. However, the DCGC recommends that the general meeting of shareholders can pass such resolution by simple majority, representing no more than one-third of the issued share capital.
Under our articles of association, members of the management board and the supervisory board can only be dismissed by the general meeting of shareholders by simple majority, provided that the supervisory board proposes the dismissal. In other cases, the general meeting of shareholders can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. Similar to what has been described above, the DCGC recommends that the general meeting of shareholders can pass a resolution to dismiss a member of the management board or supervisory board by simple majority, representing no more than one-third of the issued share capital.
The DCGC recommends against providing equity awards as part of the compensation of a supervisory board member. However, we may wish to deviate from this recommendation and grant equity awards to our supervisory board members consistent with U.S. market practice.
The DCGC further recommends that the management board appoints the senior internal auditor and the company secretary, subject to approval by the supervisory board. We have simplified this process as our CFO appoints the senior internal auditor and the company secretary, and allow the audit committee to express its views regarding the senior internal auditor.
The DCGC suggests that our annual statements include a (separate) report by the supervisory board. For purposes of consistency with our US annual report, our Dutch annual report does not include a separate supervisory report. However, the elements that the DCGC recommends to be covered by the (separate) supervisory board report are covered throughout the Dutch annual report, which is signed by each of our supervisory board members.
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
As mentioned above, the DCGC contains principles and best practice provisions on corporate governance that regulate relations between the management board, supervisory board, and the general meeting of shareholders, as well as matters related to financial reporting, auditors, disclosure, compliance, and enforcement standards. The DCGC is based on a "comply or explain" principle. As a Dutch company, we are subject to the DCGC and are required to disclose in our annual report, filed in the Netherlands, whether we comply with its provisions. If we do not comply with the provisions of the DCGC (for example, due to conflicting Nasdaq requirements or other reasons), we must list the reasons for any deviation in our Dutch annual board report.
In the beginning of 2022, the Dutch "Diversity Act" (DDA) entered into force. Pursuant to the DDA, the supervisory board resolved that between the period of 2023 through 2026, the supervisory board shall consist of at least two women and at least two men. It was further resolved at that time, that following our annual general meeting of shareholders in 2026, the supervisory board should consist of at least one-third of women and at least one-third of men as currently required under the DDA. Separately, our management board shall consist of at least two women and at least two men. In its current composition, the management board consists of one female member and three male members.
The composition of our supervisory board and management board outlined above has been adopted in line with the requirements of applicable Dutch law, including the DDA. Ultimately, hiring and promotion decisions are based on merit and objective criteria. Our management and workforce are predominately based in Germany, and we are therefore committed to abiding by the applicable governance laws in the jurisdictions in which we operate and consistently work to enhance the skill set of our supervisory board and leadership team.

H.     Mine safety disclosure
Not applicable.

I.     Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.

J.     Insider trading policies
We have adopted insider trading policies that govern the purchase, sale, and other dispositions for our securities by directors, senior management, and employees. The policy is designed to promote compliance with applicable insider trading laws, rules and regulations. It is attached to this annual report as Exhibit 11.1.

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

PART III
Item 17: Financial statements
See “Item 18: Financial statements”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Amended Form of Articles of Association of trivago N.V.	20-F	3/1/2024	1.1	001-37959

1.2	Amended Management Board Rules.	20-F	3/1/2024	1.2	001-37959

1.3	Amended Supervisory Board Rules.	20-F	3/1/2024	1.3	001-37959

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.2(b)	Third Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/3/2023	2.2(b)	001-37959

2.2(c)	Joinder Agreement to Amended and Restated Shareholders' Agreement	20-F	3/3/2023	2.2(c)	001-37959

2.3	Contribution Agreement by and among the Founders, trivago GmbH, trivago N.V., Expedia Lodging Partner Services S.à.r.l and Expedia, Inc.	20-F	3/6/2017	2.5	001-37959

2.4	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.4(a)	Amendment No. 1 to the Deposit Agreement	F-6	11/17/2023	99.1	333-214914

2.5	Form of American Depositary Receipt (included in Exhibit 2.4).	F-1/A	12/5/2016	99.1	333-214591

2.6	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.2(a)	English translation of the Amendment to the Lease Agreement between Immofinanz GmbH (formerly known as Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH) and trivago N.V., dated December 31, 2020.	20-F	3/6/2021	4.2.1	001-37959

4.3	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.4	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number
4.5	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.	S-8	7/15/2024	4.2	333-280813

4.6	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	20-F	3/6/2021	4.6	001-37959

4.7	Form of 2020 CAGR Performance Stock Option Award Agreement.	20-F	3/6/2021	4.7	001-37959

4.7(a)	Form of Amended and Restated 2020 CAGR Performance Stock Option Award Summary.	20-F	3/6/2021	4.7.1	001-37959

4.8	Form of 2020 Stock Price Performance Stock Option Award Agreement.	20-F	3/6/2021	4.8	001-37959

4.8(a)	Form of Amended and Restated 2020 Stock Price Performance Stock Option Award Summary.	20-F	3/6/2021	4.8.1	001-37959

4.9	Form of Stock Option Summary of Award.	20-F	3/3/2023	4.11	001-37959

4.10	Form of Amendment to Stock Option Agreements for the Management Board	20-F	3/3/2023	4.12	001-37959

4.11	Form of Management Board Award Agreement (February 2025)					X

4.12	Stock Option Summary of Award for Chairman of Supervisory Board (Mr. Hart)	20-F	3/1/2024	4.12	001-37959

4.13	Services and Support Agreement by and between Expedia Group International Holdings III, LLC and trivago N.V., dated November 1, 2023	20-F	3/1/2024	7.1	001-37959

4.14	Management Services Agreement by and between Expedia, Inc. and trivago N.V., dated January 1, 2023	20-F	3/1/2024	7.2	001-37959

4.15	Series B Preferred Share Purchase Agreement between, among others, Holisto Ltd. and trivago N.V., dated July 30, 2024					X

4.16	Amendment to Series B Preferred Share Purchase Agreement between Holisto Ltd. and trivago N.V., dated July 30, 2024					X

4.17	Share Purchase Option Agreement between, among others, Holisto Ltd. and trivago N.V., dated July 30, 2024					X
4.18	Amended and Restated Shareholders' Rights Agreement between, among others, Holisto Ltd. and trivago N.V., dated July 30, 2024					X
4.19	Side Letter Agreement to the Series B Preferred Share Purchase Agreement between Holisto Ltd. and trivago N.V., dated July 30, 2024					X

8.1	List of Subsidiaries					X
11.1	Securities Trading Policy					X

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.					X

97.1	Compensation Recovery Policy	20-F	3/1/2024	97.1	001-37959
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X

101.SCH	Inline XBRL Taxonomy Extension Schema					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X

104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)					X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Johannes Thomas
Johannes Thomas

Chief Executive Officer, Managing Director
Date:	2/27/2025

By:	/s/ Robin Harries
Robin Harries

Chief Financial Officer, Managing Director
Date:	2/27/2025

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

Valuation of Indefinite-Lived Intangible Assets

Description of the Matter
At December 31, 2024, the carrying value of the Company’s indefinite-lived intangible assets was EUR 45.3 million.
As discussed in Notes 2 and 8 to the consolidated financial statements, indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate that an impairment may have occurred. The Company performed the annual impairment test as of September 30, 2024. The quantitative impairment test of indefinite-lived intangible assets was performed by using the relief-from-royalty method.
Auditing management’s above impairment test was complex and judgmental due to the significant estimation required to determine the fair value of indefinite-lived intangibles, particularly given the competition in the Company's industry and the continued uncertainty in respect of the overall economic environment. The fair value of indefinite-lived intangibles was sensitive to estimated future revenue for the brand, the royalty savings rate and the discount rate applied.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s indefinite-lived intangible assets impairment process, including controls over management’s review of the assumptions described above.
To test the estimated fair value of the Company’s indefinite-lived intangible assets, we performed audit procedures that included, among others, involving our valuation specialists to assess management's methodology (use of the relief-from-royalty method). Further, we tested the assumptions described above and tested the underlying data used by the Company.
We involved our valuation specialists to test certain inputs of the discount rate to external data and to evaluate the implied control premium by comparison to historical transactions. We also involved our valuation specialists to benchmark the royalty savings rate against external data in the travel industry.
To test management's estimated future revenue for the brand, we compared the revenue growth rates to industry and economic trends and to analysts' expectations. We compared management's prior forecasts to historical actual results and tested management's fair value calculation for clerical accuracy.
We performed sensitivity analyses on the annual revenue growth rates used in management's forecast period, the discount rate, and the royalty savings rate to evaluate the changes in the fair value of the indefinite-lived intangible assets that would result from changes in such assumptions.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014.

Cologne, Germany
February 27, 2025

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2024	2023	2022
Revenue	€287,929	€312,559	€361,697
Revenue from related party	172,920	172,472	173,307
Total revenue	€460,849	€485,031	€535,004
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	11,266	11,971	12,691
Selling and marketing, including related party (1)(2)(3)	368,249	345,639	342,024
Technology and content, including related party (1)(2)(3)	50,217	49,020	54,921
General and administrative, including related party (1)(2)(3)	33,097	38,726	60,852
Amortization of intangible assets (2)	23	135	136
Impairment of intangible assets and goodwill	30,148	196,127	184,642
Operating loss	€(32,151)	€(156,587)	€(120,262)
Other income/(expense)
Interest expense	(17)	(12)	(51)
Interest income	3,559	5,213	622
Other, net	362	(478)	(556)
Total other income, net	€3,904	€4,723	€15
Loss before income taxes	€(28,247)	€(151,864)	€(120,247)
Expense/(benefit) for income taxes	(6,254)	12,391	6,570
Loss before equity method investments	€(21,993)	€(164,255)	€(126,817)
Loss from equity method investments	(1,705)	(221)	(401)
Net Loss	€(23,698)	€(164,476)	€(127,218)

Earnings per share attributable to common stockholders:
Basic	€(0.07)	€(0.48)	€(0.36)
Diluted	(0.07)	(0.48)	(0.36)
Shares used in computing earnings per share:
Basic	349,622	344,937	357,551
Diluted	349,622	344,937	357,551

	Year ended December 31,
	2024	2023	2022
(1) Includes share-based compensation as follows:
Cost of revenue	€121	€146	€198
Selling and marketing	939	463	737
Technology and content	1,322	1,728	2,969
General and administrative	6,069	7,168	11,438

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€—	€8
Amortization of internal use software and website development costs included in technology and content	3,185	3,085	4,019
Amortization of internal use software costs included in general and administrative	—	—	104
Amortization of acquired technology included in amortization of intangible assets	23	135	136

(3) Includes related party expense as follows:
Selling and marketing	€33	€94	€97
Technology and content	1,726	1,618	541
General and administrative	55	63	1
See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2024	2023	2022
Net Loss	€(23,698)	€(164,476)	€(127,218)
Other comprehensive income/(loss):
Currency translation adjustments, net	273	21	18
Net reclassification of foreign currency translation adjustments into total other, net	(81)	—	—
Total other comprehensive income	€192	€21	€18
Comprehensive Loss	€(23,506)	€(164,455)	€(127,200)
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except number of shares and per share amounts)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	€133,745	€101,847
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €958 and €936, respectively	25,652	23,613
Accounts receivable, related party	21,259	19,094
Short-term investments	—	25,225
Tax receivable	2,815	6,774
Prepaid expenses and other current assets	6,458	11,032
Total current assets	€190,271	€187,927

Property and equipment, net	8,210	10,079
Operating lease right-of-use assets	39,865	42,273
Equity method investments	13,170	5,329
Investments and other assets	3,856	3,847
Intangible assets, net	45,345	75,614
TOTAL ASSETS	€300,717	€325,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€24,668	€17,930
Income taxes payable	1,613	2,087
Deferred revenue	1,041	1,176
Payroll liabilities	2,327	2,619
Accrued expenses and other current liabilities	17,667	9,874
Operating lease liability	2,363	2,301
Total current liabilities	€49,679	€35,987

Operating lease liability	36,070	38,434
Deferred income taxes	16,798	26,549
Other long-term liabilities	565	9,075
Commitments and contingencies (Note 13)

Stockholders' equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized, 114,059,630 and 110,919,270 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively.	6,843	6,655
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	142,486	142,486
Reserves	687,232	681,333
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	267	75
Accumulated deficit	(761,530)	(737,832)
Total stockholders' equity	€197,605	€215,024
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€300,717	€325,069
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See notes to trivago N.V. consolidated financial statements trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Treasury stock - Class A Common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2022	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(127,218)			(127,218)
Other comprehensive income (net of tax)						18		18
Share-based compensation expense				15,342				15,342
Conversion of Class B shares	1,469	(14,692)		13,223				—
Issuance of common stock related to exercise of options and vesting of RSUs, net	187			(118)				69
Repurchase of common stock			(20,259)					(20,259)
Reissuance of treasury stock			299	(299)				—
Balance at December 31, 2022	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net loss					(164,476)			(164,476)
Other comprehensive income (net of tax)						21		21
Share-based compensation expense				8,215				8,215
Issuance of common stock related to exercise of options and vesting of RSUs	397			(32)				365
Withholdings on net share settlements of equity awards				(6,456)				(6,456)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend paid to shareholders				(184,381)				(184,381)
Balance at December 31, 2023	€6,655	€142,486	€—	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss					(23,698)			(23,698)
Other comprehensive income (net of tax)						192		192
Share-based compensation expense				7,084				7,084
Issuance of common stock related to exercise of options and vesting of RSUs	188			(188)				—
Withholdings on net share settlements of equity awards				(997)				(997)
Balance at December 31, 2024	€6,843	€142,486	€—	€687,232	€(761,530)	€267	€122,307	€197,605
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2024	2023	2022
Operating activities:
Net Loss	€(23,698)	€(164,476)	€(127,218)
Adjustments to reconcile net loss to net cash provided by:
Depreciation (property and equipment, internal-use software and website development)	3,725	4,421	5,996
Amortization of intangible assets	23	135	136
Goodwill and intangible assets impairment loss	30,148	196,127	184,642
Impairment of long-lived assets including internal-use software and website development	—	—	893
Share-based compensation	8,451	9,505	15,342
Deferred income taxes	(9,751)	(3,501)	(19,734)
Foreign exchange (gains)/losses	(280)	632	228
Expected credit losses, net	89	640	228
Gain on deconsolidation of subsidiaries	(81)	—	—
Gain on disposal of fixed assets	(2)	(18)	(6)
Loss from equity method investments	1,705	221	401
Changes in operating assets and liabilities:
Accounts receivable, including related party	(4,305)	6,691	(10,114)
Prepaid expenses and other assets	5,586	(3,565)	1,557
Accounts payable	6,898	(2,389)	5,291
Payroll liabilities	(1,956)	(935)	(835)
Accrued expenses and other liabilities	(671)	1,358	(677)
Deferred revenue	(135)	(513)	(485)
Taxes payable/receivable, net	4,504	(16,532)	10,623
Net cash provided by operating activities	€20,250	€27,801	€66,268
Investing activities:
Purchase of investments	—	(25,225)	(50,000)
Proceeds from sales and maturities of investments	25,225	45,000	5,000
Capital expenditures, including internal-use software and website development	(2,800)	(3,514)	(3,976)
Investment in equity-method investees	(10,211)	—	(5,951)
Proceeds from sale of fixed assets	6	28	17
Net cash provided by/(used in) investing activities	€12,220	€16,289	€(54,910)
Financing activities:
Proceeds from exercise of option awards	—	365	118
Payment of withholding taxes on net share settlements of equity awards	(699)	(6,380)	—
Repayment of other non-current liabilities	(75)	(46)	(112)
Purchases of treasury stock	—	—	(19,627)
Dividend paid to shareholders	—	(184,381)	—
Net cash provided used in financing activities	€(774)	€(190,442)	€(19,621)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	202	(385)	470
Net increase/(decrease) in cash, cash equivalents and restricted cash	€31,898	€(146,737)	€(7,793)
Cash, cash equivalents and restricted cash at beginning of year	102,189	248,926	256,719
Cash, cash equivalents and restricted cash at end of year	€134,087	€102,189	€248,926

	Year ended December 31,
	2024	2023	2022
Supplemental cash flow information:
Cash paid for interest	€16	€12	€51
Cash received for interest	3,571	5,271	397
Cash paid for taxes, net of (refunds)	(1,518)	32,985	9,436
Non-cash investing and financing activities:
Receipt of tax credits	1,020	—	—
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Notes to the consolidated financial statements

1. Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online metasearch for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them or a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of December 31, 2024, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.5% and 84.0%, respectively, and 60.0% and 84.1%, respectively, as of December 31, 2023.
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
Certain amounts previously reported in the consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform to the current period's presentation, primarily to separately present equity method investments, which were previously classified as investments and other assets on the balance sheets.
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
As of December 31, 2024 and December 31, 2023, there are no noncontrolling interest balances, as all subsidiaries of the Company are wholly-owned.
Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include: leases, recoverability of indefinite-lived intangible assets, income taxes, and share-based compensation.
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
The prices charged to our customers in relation to clicks or bookings for CPC or CPA advertising campaigns, respectively, are determined by participation in our marketplace and in advance of the click-through to the related advertiser's website. Thus, the amount to be recognized as revenue for the respective click or booking is fixed and determinable when the performance obligation has been satisfied.
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

Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to subscription services. At December 31, 2022, €1.7 million was recorded as deferred revenue, €1.7 million of which was recognized as revenue during the year ended December 31, 2023. At December 31, 2023, the deferred revenue balance was €1.2 million, all of which was recognized as revenue during the year ended December 31, 2024. At December 31, 2024, the deferred revenue balance was €1.0 million.
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For the years ended December 31, 2024, 2023 and 2022 cost of revenue excludes €3.2 million, €3.1 million and €4.1 million, respectively, of amortization expense related to internal use software and website development. Refer to footnote (2) of the consolidated statements of operations for amortization expense presentation within operating expenses.
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
The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	As of December 31,
(in thousands)	2024	2023
Cash & cash equivalents	€133,745	€101,847
Restricted cash included within current assets	342	342
Total	€134,087	€102,189
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
Investments
Our short-term investments consist of term deposit accounts and government bonds with original maturity of more than three but fewer than 12 months. Our long-term investments, classified as investments and other assets, primarily consists of term deposits with maturity of more than one year.

Non-marketable equity investments
We account for non-marketable equity investments over which we exercise significant influence but do not have control using the equity method. Under the equity method, investments are initially recognized at cost and adjusted to reflect the Company's interest in the investee's net earnings or losses, other comprehensive income, dividends received, and other-than-temporary impairments. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee.
For equity investments without a readily determinable fair value, we have elected to use the measurement alternative of cost less impairment. The carrying amount is subsequently remeasured to its fair value when there are observable price changes in orderly transactions for an identical or similar investment or it is impaired. Any adjustments to the carrying amount are recorded in net income.
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
We generally base the measurement of fair value of our reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our weighted average cost of capital, revenue growth rates, and profitability of our business and long-term rate of growth. The market valuation approach indicates the fair value of the business based on a comparison of the reporting unit to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment, assessing comparable revenue and operating income multiples, and the control premium applied in estimating the fair value of the reporting unit.

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
Foreign currency translation and transaction gains and losses
The consolidated financial statements have been prepared in euros, the reporting currency. Certain of our operations and equity method investments outside of the Eurozone use the local currency as their functional currency. We translate revenue and expense at average exchange rates during the period and assets and liabilities at the exchange rates as of the consolidated balance sheet dates and include such foreign currency translation gains and losses as a component of other comprehensive income.
Due to the nature of our operations and our corporate structure, we also have transactions in foreign currencies other than our functional currency. We record transaction gains and losses in our consolidated statements of operations related to the recurring remeasurement and settlement of such transactions.
Foreign currency transaction gains and losses presented within other income and expense, other, net for the years ended December 31, 2024, 2023 and 2022 were as follows:

	As of December 31,
(in thousands)	2024	2023	2022
Foreign exchange gains/(losses), net	€280	€(632)	€(228)
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
The valuation models used incorporate various assumptions including expected volatility of equity, expected term and risk-free interest rates. The expected volatility is based on historical volatility of our common stock. We use the simplified method in determining the term by using the midpoint between the vesting date and the end of the contractual term. The simplified method was used as we do not have sufficient relatable historical term data available for all award types. The share price assumption used in the model is based on our publicly traded share price on the date of grant.
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
Subject only to such restrictions and our supervisory board's approval, any future determination to pay dividends will be at the discretion of our management board. In making a determination to pay dividends, the management board must act in the interests of our company and its business, taking into account relevant interests of our shareholders and other factors that our management board considers relevant, including our results of operations, financial condition, and future prospects.
For the years ended December 31, 2024 and 2023, our reserves restricted for dividend distribution were €153.9 million and €154.6 million, respectively.
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
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 37%, 36% and 32%, respectively, of total revenue for the years ended December 31, 2024, 2023 and 2022 and 44% and 45% of total accounts receivable as of December 31, 2024 and 2023. Booking Holdings and its affiliates represent 38%, 43% and 49%, respectively, of total revenue for the years ended December 31, 2024, 2023 and 2022 and 22% and 25%, respectively, of total accounts receivable as of December 31, 2024 and 2023.
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
The German federal parliament passed legislation on December 14, 2019 which permits certain research and development projects to be eligible for refundable tax credits. In February 2024 we received a certificate from Bescheinigungsstelle Forschungszulage (BSFZ), the certification center for research grants in Germany, which confirmed certain development costs associated with our website and internal-use software that were capitalized during the development stage between 2020 to 2022 were deemed eligible by BSFZ. We submitted an application to the German tax authority and in November 2024, we received approval for €1.4 million in tax credits related to this program. A portion of the capitalized costs has already been amortized in accordance with the capitalized software's useful life. As a result, we recorded a credit to technology and content operating expenses of €1.0 million primarily representing depreciation expenses already recognized in prior periods, in our consolidated statements of operations for the year ended December 31, 2024. Additionally, we recorded a €0.4 million credit in net property and equipment on our consolidated balance sheet as of December 31, 2024, which will be amortized over the remaining useful life of the capitalized software.
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
Adoption of new accounting pronouncements
Segment Reporting. As of January 1, 2024, we adopted ASU 2023-07 related to the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and contains other disclosure requirements. See Note 15: Segment information for the added disclosures.
Recent accounting pronouncements not yet adopted
Income Taxes. In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal years beginning after

December 15, 2024. We will incorporate the new guidance in our tax disclosures in our consolidated financial statements for the fiscal year ended December 31, 2025.
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.

3. Investments
On July 30, 2024 (the "closing date"), we entered into an investment for a 38.6% (30.0% fully-diluted by share options) ownership interest in Holisto Limited ("Holisto") for an aggregate price of €10.2 million, which included direct transaction costs incurred to acquire the investment. Concurrently, we received a share purchase option from Holisto granting trivago the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. The option is exercisable within a period of 15 months following the close of the initial investment. Holisto is a technology-based online travel booking platform that operates the website “holisto.com”. We have the ability to exercise significant influence over Holisto through our representation on Holisto's Board of Directors, where we hold two of six seats. We do not have any rights, obligations, or any relationships with regards to the other investors of Holisto.
As of the closing date, our investment in Holisto was accounted for as an equity method investment recognized at a cost of €9.3 million, including the direct transaction costs, and is recorded under equity method investments in the consolidated balance sheet as of December 31, 2024. Based on the ownership of 38.6% on the closing date, the carrying value of our equity method investment in Holisto was approximately €17.7 million higher than our share of interest in Holisto's underlying net assets. Additionally, we identified €5.5 million of intangible assets that will be amortized over the intangible assets' useful life and €2.9 million of tax basis differences to be recovered where appropriate. These amounts may be proportionately adjusted once our ownership interest percentage decreases as share options are exercised. As a result, there was €9.3 million of equity method goodwill recognized as part of the overall investment account balance which will not be amortized.
We have elected to measure the share purchase option using the measurement alternative of cost less impairment. The option was recognized at a fair value of €0.9 million, which was determined using a Monte Carlo simulation model and is recorded in investments and other assets in the consolidated balance sheet as of December 31, 2024. Refer to Note 14 - Related party transactions for related party considerations arising from Holisto.

4. Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the table below:

As of December 31, 2024	Total	Level 2
(in thousands)
Cash equivalents:
Term deposits	€80,950	€80,950
Investments and other assets:
Term deposits	1,351	1,351
Total	€82,301	€82,301

As of December 31, 2023	Total	Level 2
(in thousands)
Cash equivalents:
Term deposits	€64,123	€64,123
Short-term investments
Term deposits	25,225	25,225
Investments and other assets:
Term deposits	1,351	1,351
Total	€90,699	€90,699
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
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets, property and equipment, as well as our non-marketable equity investments, including our equity method investments and investment accounted for under the measurement alternative, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.
Goodwill and intangible assets
For the years ended December 31, 2024 and 2023, we recorded indefinite-lived intangible asset impairments of €30.0 million and €14.2 million, respectively. For the year ended December 31, 2023, we additionally recorded goodwill impairment of €181.9 million.
Goodwill was assigned to our reporting units on the basis of their relative fair values which were estimated using a blended analysis of the present value of future discounted cash flows and market valuation approach using Level 3 inputs. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from royalty method. This method uses Level 3 inputs including projected revenues, discount rate and an average royalty savings rate of around 3%. See Note 8 - Goodwill and intangible assets, net.

5. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2024	2023
Prepaid advertising	€2,135	€6,429
Other prepaid expenses	4,022	4,393
Assets held for sale	100	—
Other assets	201	210
Total	€6,458	€11,032
The long-term marketing sponsorship agreement which began in January 2021 contractually ended in June 2024. As of December 31, 2024, there is no balance pertaining to this contract included within prepaid advertising in the above table as compared to €4.0 million as of December 31, 2023.

6. Property and equipment, net

	As of December 31,
(in thousands)	2024	2023
Leasehold improvements	€4,121	€4,117
Capitalized software and software development costs	31,366	30,065
Computer equipment	15,478	15,375
Furniture and fixtures	3,042	2,999
Subtotal	54,007	52,556
Less: accumulated depreciation	45,797	42,477
Property and equipment, net	€8,210	€10,079
As a result of tax credits received in November 2024, we recorded a €1.0 million credit, net of €0.6 million of accumulated depreciation, to capitalized software and software development costs on our consolidated balance sheet as of December 31, 2024. See Note 2: Significant accounting policies - Government Grants for more details.
As of December 31, 2024 and 2023, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €4.2 million and €5.4 million, respectively. During the year ended December 31, 2022, we recorded an impairment of €0.9 million related to acquired software and internally capitalized software development costs. We recognized the loss on impairment within our operating expenses.

7. Leases
We have operating leases for office space and office equipment. Our leases have remaining lease terms of less than one year to 13 years, inclusive of options to extend the lease for up to ten years.
Operating lease costs were €3.8 million, €4.2 million and €4.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. Variable lease costs of €0.4 million for years ended December 31, 2024 and 2023 and €0.2 million for the year ended December 31, 2022 include cost-of-living index adjustments. The Company had subleases mainly for office space under agreements which were terminated by the end of 2021; however, in 2022, we entered into a new sublease agreement for our Barcelona office space. Sublease income from such agreements was €0.1 million for the years ended December 31, 2024, 2023 and 2022.
Supplemental information related to operating leases was as follows:

	As of December 31,
(in thousands)	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	€3,647	€3,722
Weighted average remaining lease term	13.4 years	14.4 years
Weighted average discount rate	3.4%	3.4%

Maturities of operating lease liabilities are as follows:

Year ended December 31,
(in thousands)	2024
2025	€3,630
2026	3,560
2027	3,560
2028	3,560
2029	3,560
2030 and thereafter	29,959
Total lease payments	47,829
Less: imputed interest	(9,396)
Total	€38,433

8. Goodwill and intangible assets, net
The following table presents our intangible assets as of December 31, 2024 and 2023:

	Year ended December 31,
(in thousands)	2024	2023
Intangible assets with indefinite lives	€45,345	€75,345
Intangible assets with definite lives, net	—	269
Total	€45,345	€75,614
Our intangible assets relate principally to trade names, trademarks and domain names. As of December 31, 2024, our intangible assets with definite lives, net were classified as held for sale and are presented in prepaid expenses and other current assets in the consolidated balance sheet.

The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Total
Balance as of January 1, 2023	€95,451	€86,476	€181,927
Impairment charge	(95,451)	(86,476)	(181,927)
Balance as of December 31, 2023	€—	€—	€—
As of December 31, 2024 and 2023, we had accumulated impairment losses for goodwill of €494.2 million.
Impairment Assessments
For the year ended December 31, 2024, we performed a quantitative impairment assessment for our annual impairment test as of September 30th. As a result, an indefinite-lived intangible assets impairment charge of €30.0 million was recorded. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.
For the year ended December 31, 2023, we recorded impairment charges to the Developed Europe and Americas reporting unit goodwill balances of €95.5 million and €86.5 million, respectively which eliminated the goodwill balances in these reporting units. We also recorded an indefinite-lived intangible assets impairment charge of €14.2 million. The impairments were driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.
For the year ended December 31, 2022, we recorded cumulative goodwill impairment charges of €104.6 million to our Developed Europe reporting unit and cumulative impairment charges of €80.0 million to our indefinite-lived intangible assets. The impairments were due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment which led to a shift in the Company’s internal priorities beginning in the second quarter of 2022.
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
During the goodwill impairment assessment performed, we compared the fair values of our reporting units to their carrying values. The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. Our significant estimates in the market approach model included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.

9. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan as of December 31, 2024 are 80,161,948 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by American Depositary Shares ('ADS') for such Class A shares.
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

The following table presents a summary of our share option activity:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2024	30,917,455	2.25	7	3,074
Granted	9,810,235	0.33
Exercised (1)	956,335	0.06
Cancelled/Expired	5,316,440	6.60
Balance as of December 31, 2024	34,454,915	0.99	7	3,661
Exercisable as of December 31, 2024	8,017,525	3.11	11	821
(1) Inclusive of 756,200 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.
The total intrinsic value of stock options exercised was €0.4 million, €12.4 million and €3.1 million for the years ended December 31, 2024, 2023 and 2022.
The following table summarizes information about share options vested and expected to vest as of December 31, 2024:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	23,574,915	1.28	8	2,549
Currently Exercisable	8,017,525	3.11	11	821
On April 1, 2024, 2,720,000 market-based and 4,080,000 service-based Class A share options were granted to our CFO. The market-based awards cliff vest at the end of the performance period on April 1, 2028. The market condition is based upon trivago's volume-weighted average share price that determines the number of shares earned. The service-based options vest annually over three years beginning on April 1, 2025 in equal increments.
Also on April 1, 2024, a modification was made to the options originally granted to the Managing Directors on May 9, 2023 and subsequently modified on November 2, 2023. The strike price for 6,120,000 market-based and 9,180,000 service-based Class A share options was further reduced from the reduction made on November 2, 2023 as a result of the extraordinary dividend paid in 2023. Additionally, there were updates made to the market condition that determines the number of shares that may vest. As a result of the modification, additional incremental compensation cost of €1.7 million will be recorded over the remaining service periods for these awards.

The following table presents a summary of our restricted stock units (RSUs):

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2024	2,202,775	1.79	6
Granted	6,595,705	0.43
Vested (1)	4,026,675	0.87
Cancelled	795,005	0.95
Balance as of December 31, 2024	3,976,800	0.63	6
(1) Inclusive of 1,086,450 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.
The fair value of share awards granted during the years ended December 31, 2024, 2023 and 2022, were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo simulation pricing models, assuming the following weighted average assumptions:

	Year ended December 31,
	2024	2023	2022
Risk-free interest rate	3.90%	3.31%	1.04%
Expected volatility	67%	68%	69%
Expected life (in years)	4.78	4.96	4.31
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€0.35	€0.67	€1.33
The Monte Carlo simulation model, which simulated the probabilities of the potential outcomes of future stock prices of the Company over the performance period, was used to calculate the grant-date fair value for awards with market conditions.
The following table presents the amount of share-based compensation expense included in our consolidated statements of operations during the periods presented:

	Year ended December 31,
(in thousands)	2024	2023	2022
Equity Classified	€7,084	€8,215	€15,342
Liability Classified	1,367	1,290	—
Total share-based compensation expense	€8,451	€9,505	€15,342
On May 9, 2023, following our former CEO's resignation and subsequent transition to provide consultancy services, the vesting conditions were modified for the outstanding options which led to a €1.3 million reduction in general and administrative compensation expense in the second quarter of 2023. Additionally, as the consultancy agreement ended on December 31, 2023 we recorded a further reduction of €1.0 million in general and administrative compensation expense in the fourth quarter of 2023.
On October 3, 2023, following our former CFO's resignation and transition to a provide consultancy services subsequent to his termination date of December 31, 2023, the vesting conditions were modified for the outstanding options which led to a €0.3 million reduction in general and administrative compensation expense in the fourth quarter of 2023.

On November 2, 2023, certain awards were modified resulting from the extraordinary dividend, as further described in Note 11 - Stockholders' equity. The modifications included reductions to the strike price of certain options per Class A settled option and also to provide holders of certain other options and RSUs with a fixed cash payment per Class A settled award that vests on or after November 2, 2023. For the awards eligible for the fixed cash payment, an equity to liability modification resulted in a portion of share-based compensation expense to be liability classified.
Cash received from share-based award exercises for the years ended December 31, 2024, 2023 and 2022, was nil, €0.4 million and €0.1 million, respectively.
As of December 31, 2024, there was approximately €13.5 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 2.0 years.

10. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2024	2023	2022
Current income tax expense:
Germany	€3,362	€15,883	€26,239
Other countries	4	9	65
Current income tax expense	€3,366	€15,892	€26,304
Deferred income tax benefit:
Germany	(9,617)	(3,501)	(19,763)
Other countries	(3)	—	29
Deferred income tax benefit	€(9,620)	€(3,501)	€(19,734)
Income tax expense/(benefit)	€(6,254)	€12,391	€6,570
Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our loss before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2024	2023	2022
Germany	€(28,191)	€(151,890)	€(119,273)
Other countries	(56)	26	(974)
Loss before income taxes	€(28,247)	€(151,864)	€(120,247)

A reconciliation of amounts computed by applying the German statutory income tax rate of 31.2% to loss before income taxes to total income tax expense is as follows:

	Year ended December 31,
(€ thousands)	2024	2023	2022
Loss before income taxes	€(28,247)	€(151,864)	€(120,247)
Income tax benefit at German tax rate	(8,820)	(47,419)	(37,547)
Foreign rate differential	(10)	(1)	175
Expected tax benefit	€(8,830)	€(47,420)	€(37,372)

Tax effect from:
Non-deductible share-based compensation(1)	€2,639	€2,968	€4,791
Deductible share-based compensation liability awards(1)	(428)	(401)	—
Goodwill impairment(2)	—	56,807	32,674
Non-deductible expenses	335	165	234
Tax-free income from tax credits(3)	(438)	—	—
Tax-free income from investments(4)	(502)	—	—
Forfeiture of net operating losses(4)	(567)	—	—
Movement in valuation allowance	550	13	(57)
Prior period taxes	64	(5)	192
Foreign withholding taxes	503	848	—
Movement in uncertain tax positions	132	(686)	6,311
Other differences	288	102	(203)
Income tax expense/(benefit)	€(6,254)	€12,391	€6,570
Effective tax rate	22.1%	(8.2)%	(5.5)%
(1) Share-based compensation is further discussed in Note 9: Share-based awards and other equity instruments.
(2) Goodwill impairment is further discussed in Note 8: Goodwill and intangible assets, net.
(3) Tax credits received from the German tax authority are further discussed in Note 2: Significant accounting policies - Government Grants.
(4) Tax-free income from investments and the forfeiture of net operating losses, both resulting from liquidations of foreign subsidiaries and mergers of domestic subsidiaries, were €1.6 million and €1.8 million, respectively, for the year ended December 31, 2024.
Uncertain tax positions
Uncertain tax positions as of December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
(€ thousands)	2024	2023
Balance, beginning of year	€8,552	€9,238
Decreases to tax positions related to prior years	—	(720)
Interest and penalties	132	34
Balance, end of year	€8,684	€8,552
The uncertain tax position for unrecognized tax benefits related to the deductibility of expenses is presented within accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2024, compared to the presentation in other long-term liabilities as of December 31, 2023. The uncertain tax position is subject to the ongoing 2019-2022 audit further described below, which will result in its settlement or elimination.

Tax audits
trivago N.V. is a Dutch listed entity, however has its tax residency in Germany. The Company is subject to audit by federal, state, local and foreign income tax authorities. As of December 31, 2024, there is an ongoing audit of tax returns for trivago N.V. from 2019 through 2022 for corporate income tax, trade tax, and value-added tax. According to the statute of limitations, the German tax authorities may initiate additional audits for the tax years of 2023 and 2024.
Deferred income taxes
As of December 31, 2024 and 2023, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2024	2023
Deferred tax assets:
Net operating loss carryforwards	€789	€1,339
Intangible assets, net	18	—
Operating lease liability	14,776	14,705
Other long-term liabilities	40	33
Deferred tax assets (gross)	€15,623	€16,077
Less valuation allowance	(789)	(1,339)
Subtotal	€14,834	€14,738
Offsetting	(14,834)	(14,738)
Deferred tax assets	€—	€—

Deferred tax liabilities:
Prepaid expense and other current assets	€328	€437
Intangible assets, net	13,913	23,332
Property and equipment	1,946	2,108
Operating lease right-of-use assets	15,241	15,185
Accrued expenses and other current liabilities	148	160
Other long-term liabilities	—	18
Other	56	47
Subtotal	€31,632	€41,287
Offsetting	(14,834)	(14,738)
Deferred tax liabilities	€16,798	€26,549
The reduction in deferred tax assets related to net operating loss carryforwards as of December 31, 2024, compared to the same period in 2023, was mainly driven by the liquidation of foreign subsidiaries and mergers of domestic subsidiaries during the year. As the net operating loss carryforwards are not realizable, a valuation allowance of an equal amount was recorded as of December 31, 2024.
The reduction in deferred tax liabilities related to net intangible assets was mainly driven by the trademark impairment charges recorded during the year ended December 31, 2024, resulting in a deferred tax benefit of approximately €9.4 million (as further discussed in Note 8: Goodwill and intangible assets, net).

11. Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion of one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares, and the current share counts are reflected on the consolidated balance sheets.
As of December 31, 2024, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders and a member of our supervisory board. Refer to Note 1 - Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of December 31, 2024 had an ownership interest and voting interest of 8.1% and 11.4%, respectively, and 8.2% and 11.5%, respectively, as of December 31, 2023.
The ratio of the Company's ADS program is one ADS to five Class A shares.
Dividend
In 2023, the Company paid a one-time extraordinary dividend totaling €184.4 million (€0.529228 per each Class A and B share) to shareholders.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See Note 1 - Organization and basis of presentation. Further effects to the Reserves are due to dividends paid to shareholders, taxes withheld on net share settlements of equity awards, share-based compensation expense, exercises of employee stock options and vesting of RSUs, the effect of the conversions of Class B shares to Class A shares, and the reissuance of treasury stock.
Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income/(loss) represents foreign currency translation adjustments for our subsidiaries and equity method investments that use the local currency, instead of the euro, as their functional currency.
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

The following table presents our basic and diluted earnings per share:

	Year Ended December 31,
(€ thousands, except per share data)	2024	2023	2022
Numerator:
Net loss	€(23,698)	€(164,476)	€(127,218)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	349,622	344,937	357,551
Diluted	349,622	344,937	357,551

Net loss per share:
Basic	€(0.07)	€(0.48)	€(0.36)
Diluted	€(0.07)	€(0.48)	€(0.36)
For the years ended December 31, 2024, 2023 and 2022, approximately 32 million, 27 million, and 30 million, respectively, of outstanding stock-based awards have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

13. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2024 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€37,207	€10,395	€18,912	€7,900	€—
Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
Legal proceedings
Two purported class actions have been filed, one in Ontario, Canada, and the other one in Israel, making allegations about our advertising and/or display practices, such as search result rankings and algorithms, and discount claims. The Ontario action was dismissed and finally closed during this year.
A pre-trial case management hearing in the class action that was filed in Israel took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties have initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. These procedures are at an early stage with the next hearing scheduled in March 2025.

14. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related party revenue from Expedia Group of €169.9 million, €172.5 million and €173.3 million for the years ended December 31, 2024, 2023 and 2022, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related party revenue from Expedia Group represented 37%, 36% and 32% of our total revenue for each of the years ended December 31, 2024, 2023 and 2022, respectively.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2024 and 2023 were €20.8 million and €19.1 million, respectively.
As further described in Note 11 - Stockholders' equity, a one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €110.6 million has been distributed to Expedia Group based on their share ownership on the date of record.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days prior written notice. During the years ended December 31, 2024, 2023 and 2022, we did not utilize this service agreement.
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
For the years ended December 31, 2024, 2023 and 2022, our operating expenses include €0.1 million, €0.2 million and €0.2 million of related party shared services fees and amounts related to the services and support agreements detailed above.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment, in which we have a 20.8% ownership interest (15.5% fully-diluted by share options), to increase the number of directly bookable rates available on our website for an initial term of 12 months.

This agreement was terminated in the last quarter of 2023 by providing a 90 days written notice ahead of the contract renewal date. Effective January 11, 2024, we entered into a new commercial agreement with UBIO Limited for a duration of 12 months. This contract was further extended for an additional 12-month period through another agreement signed on December 18, 2024.
For the years ended December 31, 2024, 2023 and 2022, our operating expenses include €1.4 million, €1.5 million, and €0.5 million, respectively, related to commercial agreements with UBIO Limited.
Holisto Limited
As further described in Note 3: Investments, we entered into an equity method investment in Holisto Limited on July 30, 2024. Related-party revenue, consisting mainly of click-through fees from Holisto Limited was €3.0 million during the period from July 30, 2024 to December 31, 2024. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. The related party trade receivable balance with Holisto Limited was €0.5 million as of December 31, 2024
For the year ended December 31, 2024, our operating expenses include €0.2 million related to interface development by Holisto Limited.
Transactions with shareholders
As further described in Note 11 - Stockholders' equity, a one-time extraordinary dividend totaling €184.4 million was distributed to Class A and Class B shareholders of record on November 3, 2023. Of the total amount, €15.1 million has been distributed to Rolf Schrömgens, one of our founders and a member of our supervisory board, based on his share ownership on the date of record.

15. Segment information
Management has identified three reportable segments: Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries, the most significant by revenue of which are Japan, Turkey, Australia, New Zealand and Hong Kong. Subsequent to the closing of the Holisto Limited equity investment on July 30, 2024 (refer to Note 3 - Investments), we determined that the investment met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Technology Officer. We determined our operating segments based on how our CODMs manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue to Advertising Spend. ROAS contribution includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides.
Our CODMs use ROAS contribution to allocate resources for each reportable segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the reportable segments. The CODMs also use ROAS contribution to assess the performance for each reportable segment.
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
The following tables present our segment information for the years ended December 31, 2024, 2023 and 2022. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year Ended December 31, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€192,053	€173,635	€90,477	€—	€456,165
Subscription revenue	—	—	—	2,264	2,264
Other revenue	—	—	—	2,420	2,420
Total revenue	€192,053	€173,635	€90,477	€4,684	€460,849
Advertising Spend	136,293	136,386	72,697	—	345,376
ROAS contribution	€55,760	€37,249	€17,780	€4,684	€115,473
Costs and expenses:
Cost of revenue, including related party, excluding amortization					11,266
Other selling and marketing, including related party (1)					22,873
Technology and content, including related party					50,217
General and administrative, including related party					33,097
Amortization of intangible assets					23
Impairment of intangible assets					30,148
Operating loss					€(32,151)
Other income/(expense)
Interest expense					(17)
Interest income					3,559
Other, net					362
Total other income, net					€3,904
Loss before income taxes					€(28,247)
Benefit for income taxes					(6,254)
Loss before equity method investments					€(21,993)
Loss from equity method investments					(1,705)
Net loss					€(23,698)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€215,687	€176,404	€84,749	€—	€476,840
Subscription revenue	—	—	—	2,571	2,571
Other revenue	—	—	—	5,620	5,620
Total revenue	€215,687	€176,404	€84,749	€8,191	€485,031
Advertising Spend	147,713	118,965	56,469	—	323,147
ROAS contribution	€67,974	€57,439	€28,280	€8,191	€161,884
Costs and expenses:
Cost of revenue, including related party, excluding amortization					11,971
Other selling and marketing, including related party (1)					22,492
Technology and content, including related party					49,020
General and administrative, including related party					38,726
Amortization of intangible assets					135
Impairment of intangible assets and goodwill					196,127
Operating loss					€(156,587)
Other income/(expense)
Interest expense					(12)
Interest income					5,213
Other, net					(478)
Total other income, net					€4,723
Loss before income taxes					€(151,864)
Expense for income taxes					12,391
Loss before equity method investment					€(164,255)
Loss from equity method investment					(221)
Net loss					€(164,476)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Year Ended December 31, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€237,692	€216,406	€67,692	€—	€521,790
Subscription revenue	—	—	—	3,398	3,398
Other revenue	—	—	—	9,816	9,816
Total revenue	€237,692	€216,406	€67,692	€13,214	€535,004
Advertising Spend	149,823	131,638	35,862	—	317,323
ROAS contribution	€87,869	€84,768	€31,830	€13,214	€217,681
Costs and expenses:
Cost of revenue, including related party, excluding amortization					12,691
Other selling and marketing, including related party (1)					24,701
Technology and content, including related party					54,921
General and administrative, including related party					60,852
Amortization of intangible assets					136
Impairment of intangible assets and goodwill					184,642
Operating loss					€(120,262)
Other income/(expense)
Interest expense					(51)
Interest income					622
Other, net					(556)
Total other income, net					€15
Loss before income taxes					€(120,247)
Expense for income taxes					6,570
Loss before equity method investment					€(126,817)
Loss from equity method investment					(401)
Net loss					€(127,218)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2024, 2023 and 2022. Referral Revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-Referral Revenue was allocated either based upon the location of the customer using the service, or using the same methodology as the allocation of segment revenue, depending on the nature of the non-Referral Revenue stream.

	Year ended December 31,
(in thousands)	2024	2023	2022
Total revenues
United States	€112,533	€106,032	€139,885
Germany	38,854	45,209	52,789
United Kingdom	56,356	55,867	68,554
Canada	27,343	29,240	31,899
Japan	42,120	39,016	19,200
All other countries	183,643	209,667	222,677
	€460,849	€485,031	€535,004
The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2024 and 2023:

(€ thousands)	Years ended December 31,
	2024	2023
Property and equipment, net:
Germany	€8,193	€10,040
All other countries	17	39
	€8,210	€10,079

16. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2022
Allowance for expected credit losses	€658	€227	€(467)	€418
2023
Allowance for expected credit losses	418	640	(122)	936
2024
Allowance for expected credit losses	936	89	(67)	958

17. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 340,500 Class A shares were issued as a result of options exercised and RSUs released.
On January 27, 2025, we received the resignation of our Managing Director and Chief Financial Officer, effective July 31, 2025.