Form 20-F
period 2025-12-31
trivago N.V.
filed 2026-02-26
CIK 1683825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
115,621,475 Class A shares
237,476,895 Class B shares
(as of December 31, 2025)
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
•our ability to achieve the financial guidance we have provided for 2026, including revenue growth and profitability expectations;
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
•the potential negative impact of a worsening of the economic outlook, inflation, or reduced consumer confidence on consumer discretionary spending for travel and accommodation;
•any further impairment of intangible assets and goodwill;

•impacts of the integration of acquired businesses, including trivago DEALS Ltd. (formerly Holisto Ltd.), and our ability to achieve expected benefits from such acquisitions;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, continued regional instability in the Middle East, changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•the impact of rapidly evolving technologies, including artificial intelligence and machine learning, on user search behavior, competitive dynamics, and our ability to maintain technological relevance;
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
•If TV or other brand marketing advertising, including on social media and other digital platforms, becomes less effective or if we experience diminishing returns from investments in such advertising, overall or in key markets, our planned brand marketing campaigns may not be as successful in terms of Return on Advertising Spend (ROAS) as our broad-reaching TV marketing campaigns had been prior to the COVID-19 pandemic.
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
•Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military conflict between Russia and Ukraine, continued regional instability in the Middle East, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls may have a negative impact on our business.
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
•Expedia Group’s interests may conflict with our interests and the interests of certain shareholders (including the Founders), and conflicts of interest between Expedia Group and us could be resolved in a manner unfavorable to us and our shareholders.

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
The success of our brand marketing investments depends on consumers’ awareness of the trivago brand, perceived quality and perceived differentiated attributes of our brand, and to what extent those efforts help us attract and expand the number of users of our websites and apps. If TV or other brand marketing advertising, including on social media and other digital platforms, becomes less effective or if we experience diminishing returns from investments in such advertising, overall or in key markets, our planned brand marketing campaigns may not be as successful in terms of Return on Advertising Spend (ROAS) as our broad-reaching TV marketing campaigns had been prior to the COVID-19 pandemic. As we make our planned investments, we may observe lower effectiveness due to increased spending from competitors or may see reduced benefits from our advertising due to, among other things, increasing traffic share growth of search engines as destination sites for users and the declining viewership in certain age groups and changes in viewing patterns, including the increased prominence of social media and short-form video platforms and influencer marketing as brand discovery channels, that reduce exposure to our traditional TV advertising and can introduce additional risks including those that are outside our control, such as changes to platform rules or algorithms that reduce the reach of our ads, ads appearing next to inappropriate content that could harm our brand, and difficulty measuring or attributing the results of our ads. As we develop new creative concepts in our advertisements, our new advertisements may not be as effective in terms of ROAS as those we have used in the past. In particular, social media advertising and influencer partnerships may deliver unpredictable or lower ROAS. Our competitors may also invest in innovative advertisement campaigns to improve their brand awareness, which could make it difficult for us to increase or maintain our own marginal returns on our advertisements, despite our planned investments in brand marketing.
We expect the continued decline in viewership on traditional linear television to persist as consumers shift to other digital formats, such as streaming platforms, social media and online video. As a result, we have begun investing in other channels with which we are becoming more familiar, including non-linear TV advertising formats and social media which may prove less effective than TV advertising in the long run and potentially lead to a lower marginal ROAS, and which expose us to additional risks, including dependence on third-party platforms, volatile auction dynamics, changes to algorithms and advertising policies, brand safety incidents, evolving privacy and data restrictions that impair our ability to target our advertisements and measure their performance, and higher content production costs. If we are unable to maintain or enhance consumer awareness of our brand or to generate additional revenue in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
Our financial condition and results of operations have varied over the years and may continue to vary considerably from period-to-period. This was reflected in the quarter-to-quarter changes in our profitability and revenue in the past. We cannot reliably predict our advertisers' future CPC/CPA advertising spend or CPC bidding levels or other strategic goals they hope to achieve through changes in bidding on our marketplace and, as a result, it is difficult for us to forecast advertiser demand, especially since our advertisers can and often do change their CPC bidding levels with little or no notice to us. Our advertisers often pursue different marketing strategies and have varying levels of competitiveness based on their own competitive position. We believe that our advertisers continuously review their advertising spend on our platform and on other marketing channels, and continuously seek to optimize the allocation of their spend among us and our competitors. If their strategy leads to reduced spending on our platform, we could generate fewer referrals to our advertisers' websites, and as a result, our revenues and results of operations would be adversely affected.
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
Under U.S. GAAP, intangible assets with an indefinite useful life are not amortized but are evaluated annually or more frequently, if events and circumstances indicate that an impairment may have occurred. We recorded impairment charges in the past, driven by lower revenue growth than forecasted, uncertainty in respect of the overall economic environment, and share price declines which have reduced our total market capitalization relative to our net assets. As of December 31, 2025, we had an indefinite-lived intangible asset balance of €45.3 million and goodwill of €13.8 million. We may in the future record further impairments which could have a material adverse impact on our reported results of operations and financial condition.
Increasing competition in our industry could result in a loss of market share and higher traffic acquisition costs or reduce the value of our services to users and a loss of users, which would adversely affect our business, results of operations, financial condition and prospects.
We operate in an increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), and metasearch engines, such as Kayak, TripAdvisor, Skyscanner and Google Hotel Ads, locally focused metasearch engines, such as Check24, OTAs, such as Booking.com, Ctrip, TUI, trip.com and Brand Expedia, alternative accommodation websites, such as Airbnb and Vrbo, and other hotel websites, may have been in existence longer, may have larger user bases, may have wider ranges of products and services and may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms than we can. Google Hotel Ads and other metasearch websites, continue to expand globally, are increasingly competitive, have access to large numbers of users, and, in some cases, continue to adopt strategies and develop technologies and websites that are very similar to ours. In particular, Google has entered various aspects of the online travel market and has grown rapidly in this area, including by offering a flight metasearch product ("Google Flights"), a hotel metasearch product ("Google Hotel Ads"), a vacation rental metasearch product, a tours and activities product, an inspirational travel product, Google Travel (which is a planning tool that aggregates its flight, tours and activities and hotel and packages products in one website), and by integrating its hotel metasearch products and restaurant information and reservation products into its Google Maps app. In addition, artificial intelligence (AI) has the potential to disrupt the online travel industry, possibly changing how travelers look for and book travel. For example, travel-related search results (including hotel results) may increasingly be made more or less prominent through AI-enabled search features and LLM-based (as defined above) chatbots, which could reduce traffic to traditional metasearch websites and alter the ways in which users discover and compare accommodation offerings. Travel facilitators like trivago might need to seek to adjust accordingly. AI's advancement could enable our competitors to enhance user experiences and operational efficiencies, potentially threatening our position in the market if we do not adopt and deploy AI/ML as quickly or as efficiently as our competitors. Further, the rapid pace of AI/ML’s development requires the investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). The realization of any of these risks could result in higher traffic acquisition costs, lower CPC or CPA levels and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites.

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
In the future, we may need to provide alternative hotel listing products, potentially including paid and non-paid placements, to ensure we have a competitive coverage of rates globally. These strategies and services may not succeed, and, even if successful, our revenue may not increase or we may not achieve the longer-term profitable returns that we expect. In addition, we may fail to adopt and adapt to new technology, especially as text-based Internet search, including through Google and Amazon, likely moves to video and voice interfaces as well as AI agents over the coming years, or we may not be successful in developing technologies that operate effectively across multiple devices and platforms. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs. If we are unable to continue offering innovative services or do not provide sufficiently comprehensive results for our users, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
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
Many events beyond our control can adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, and other natural phenomena, public health threats, such as outbreaks of the Zika virus, the Ebola virus, avian flu, COVID-19, as well as other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The COVID-19 pandemic had a significant negative impact on our global business volumes, particularly in 2020 and 2021 and a severe outbreak of new (vaccine-resistant) variants of these viruses, other airborne contagious diseases or another pandemic, may result in governmental authorities imposing or re-imposing restrictions and recommending precautions to mitigate the health crisis. The travel industry is also sensitive to other events that may discourage travel, such as work stoppages or labor unrest, political instability, and regional hostilities. Any change in the global geopolitical environment, including any escalation or unexpected change in circumstances in the ongoing military conflict between Russia and Ukraine, continued regional instability in the Middle East, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls may have a negative impact on our business. We do not have insurance coverage against loss or business interruption resulting from war and terrorism, and we may be unable to fully recover any losses we sustain due to other factors beyond our control under our existing insurance coverage. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

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
In addition, we rely on third‑party payment service providers to process transactions in connection with certain of our products and services (including in our trivago DEALS segment). If any such payment service provider experiences an operational disruption or outage, suffers a cybersecurity incident, materially degrades its services, terminates its relationship with us, or becomes unable or unwilling to process transactions for us on acceptable terms, we could temporarily or permanently lose our ability to process payments, which could reduce revenue and harm our reputation.
Further, payment service providers (and other financial intermediaries involved in the settlement process) may hold or control funds that are due to us or that we hold on behalf of others for periods of time prior to settlement or remittance. In the event of an interruption of service, dispute, enforcement action, insolvency or other financial distress affecting any such intermediary, these funds could be delayed, become subject to withholding, reserves or “holdbacks,” or, in certain circumstances, become difficult or impossible to recover, which could adversely affect our liquidity, financial condition and results of operations.
While we may be able to integrate or migrate to alternative payment processing providers, such transition may not be timely or successful and could involve additional cost, operational risk and downtime.
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
Our business may also be negatively impacted by the direct and indirect impacts of climate change. Direct impacts include, amongst other factors, disruptions to travel resulting from more frequent or severe weather related incidents. Indirect impacts may include, amongst other factors, a change in consumer preferences, which we may not successfully adapt to, or the general harm to our business resulting from the perception of travel as an environmental harm. These and other climate change related impacts could adversely impact our business, results of operations, financial condition and prospects. Further, the dynamic regulatory environment surrounding accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with these emerging regulations could be significant, see also “Regulations and expectations relating to environmental, social, and governance (“ESG”) considerations could expose us to potential liabilities, increased costs, and reputational harm”.
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
A number of regulatory authorities in Europe, Australia and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges, and availability and similar messaging. For example, in January 2020, the Australian Federal Court issued a judgment in the Australian Competition and Consumer Commission's (ACCC) case against us regarding our advertising and website display practices in Australia resulting in a substantial penalty which was paid in 2022 to close the ACCC case. In addition, two purported class actions have been filed, one in Israel and the other one in Ontario, Canada, making similar allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. The Ontario action against us was dismissed and finally closed during the fourth quarter of 2024. In the Israeli action, the parties ceased the meditation procedures and continued the court proceedings with the next hearing being scheduled in the second quarter of 2026.

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
As we continue to develop and enhance our trivago membership account offerings, the volume of personal data that we collect and process is likely to increase. In addition, acquisitions and integrations (including trivago DEALS Ltd.) may increase the volume, variety and sensitivity of the personal data we process and add new data flows, systems and third‑party relationships, which could increase our compliance burden and the risk of non‑compliance.
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
Many other jurisdictions have adopted or are in the process of adopting data protection regulations, which are sometimes inconsistent or conflicting. The European Commission’s Digital Omnibus Regulation proposal, published in November 2025, may bring significant changes to core GDPR compliance obligations. Although the Digital Omnibus Regulation is primarily intended to streamline and optimize existing rules and reduce compliance costs, the legislative process remains unpredictable and could ultimately increase compliance complexity and costs. This results in increased complexity and uncertainty for global businesses like ours. For instance, the legal landscape for international data transfers has become significantly complex, with evolving requirements and heightened legal uncertainty regarding various transfer mechanisms. While we strive to monitor and comply with this complex and ever-changing patchwork of laws, a failure or perceived or alleged failure by us or our third party providers to comply with data privacy requirements in one of the jurisdictions where we operate or target users may significantly harm our businesses, including by subjecting us to regulatory investigations or enforcement, lawsuits (including class actions), fines, sanctions or other penalties that could negatively affect our reputation, business, financial condition and results of operations. In general, negative publicity we might receive regarding any actual or perceived violations of consumer privacy rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair consumers’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. In addition, we could be adversely affected if data privacy regulations are expanded (through new regulation or through legal rulings) to require major changes in our business practices and we may incur substantial compliance-related costs and expenses that are likely to increase over time. Implementation of and compliance with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, including by causing us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements, all of which could negatively impact our financial position or cash flows.
Changes in, and continued implementation and enforcement of, international trade and anti-corruption laws and regulations could affect our ability to remain in compliance with such laws and regulations and could have a materially adverse effect on our business, results of operations, financial condition and prospects.
The United States (acting through, among other government agencies, the SEC, the U.S. Department of Justice and the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC)), as well as foreign authorities of other jurisdictions, such as the United Kingdom and the European Union, continue to be focused on the implementation and enforcement of economic and trade and anti-corruption laws and regulations, across industries. For example, U.S. sanctions broadly prohibit transactions conducted within U.S. jurisdiction in, with, involving or relating to certain countries and territories subject to comprehensive sanctions, including, currently, the Crimea, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, and certain specifically designated individuals and entities (including the Government of Venezuela and those individuals and entities listed on OFAC's Specially Designated Nationals and Blocked Persons List), as well as parties owned (and with respect to the Government of Venezuela, owned or controlled) by such sanctioned individuals and entities. In addition, as a result of Russia’s invasion of Ukraine, governmental authorities in the United States, the European Union, and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures relating to Russia, including targeted sanctions against certain individuals and entities and prohibitions or restrictions on new investments and other financial, commercial, or trade-based activities, including broad prohibitions relating to certain Russian-occupied regions of Ukraine and certain travel-related and other services with respect to Russia. We believe that our activities comply with applicable trade and anti-corruption laws and regulations, including the laws and regulations administered and enforced by OFAC, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. As applicable laws and regulations are enacted or amended, often with little or no advance notice, and the interpretations of those laws and regulations may evolve or come into conflict with other jurisdictions, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities or at all times. In the event that our controls should fail or are found not to be in compliance for any reasons, including as a result of changes to our products and services or the behavior of our advertisers, we could be subject to monetary damages, civil and criminal penalties or other regulatory action, litigation and damage to our reputation and the value of our brand.
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
Our commercial success depends on our ability to conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We may be subject to liability if our products, services, software or other technology, or the operations of our business infringe, misappropriate or otherwise violate the patents, copyrights, trademarks or other intellectual property rights of third parties (including open-source software (OSS) licenses). Intellectual property challenges have been increasingly brought against members of the travel industry, and third parties may bring legal claims, or threaten to bring legal claims, that their intellectual property rights are being infringed, misappropriated or otherwise violated by us, including by means of counterclaims against us as a result of the assertion of our intellectual property rights. Further, the use of AI/ML technologies in our operations may result in claims by third parties of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets to train the AI/ML technologies, or the use of output generated by AI/ML technologies, in either case which may contain or be substantially similar to third-party material protected by intellectual property, including patents, copyrights or trademarks. Legal and regulatory frameworks for AI/ML technologies continue to evolve, and new developments could heighten our exposure to such claims.
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
While we are not currently subject to mandatory ESG reporting requirements under EU or U.S. law, stakeholder expectations (including from investors, employees, and consumers) regarding ESG matters continue to evolve. If our ESG-related disclosures or performance are perceived as inadequate relative to peers or stakeholder expectations, this could lead to reputational harm and subsequent financial impacts, including difficulty in attracting or retaining talent, decreased investor interest, or negative impact on our share price. Additionally, future regulatory developments could impose new ESG reporting or operational obligations that would require additional costs and resources to implement and maintain compliance.
Operational risks
The competition for highly skilled personnel, including C-level and other senior management and technology professionals is intense. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, especially as the broader job market undergoes structural changes that increase our costs, our business would be harmed.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our engineering or product profiles and other Data & Technology professionals who are key to designing code and algorithms necessary to our business.
We continue to face intense competition for new talent in a dynamic job market that undergoes structural changes (e.g., the baby boomer generation retiring). We compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. These companies may be able to provide attractive offers to employees in critical roles who have gained valuable and marketable experience in our flat organizational structure. The competition for talent in our industry has in the past and may in the future increase our personnel expenses, which may adversely affect our results of operations. We have experienced changes to our senior management recently. We may be unable to hire, retain or replace certain high-performing employees, including senior management, when the price of our ADSs is low, as a significant portion of the compensation they receive consists of equity grants. Following acquisitions, we may face heightened retention risks for key technical personnel and management at the acquired businesses, including due to changes in incentives, culture, strategy or integration uncertainty. If we do not succeed in attracting well-qualified employees, or retaining or motivating existing employees, including senior management, our business would be adversely affected. The loss of the services of any key individual, including senior management, could negatively affect our business.
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

Furthermore, we incorporate AI into certain of our offerings and employ AI tools to enhance productivity, such as analyzing data sets for potential decision-making purposes or summarizing content. We also use AI-enabled techniques in aspects of our experimentation and optimization processes, and increased reliance on these tools could increase the impact of any errors or failures. The use of AI presents risks and challenges, including that algorithms may be flawed, datasets may be insufficient, erroneous, stale, or contain biased information (e.g., with respect to our advertisers, potentially resulting in non-optimal CPC levels being charged for our services), or content chosen for display to users by AI systems may be discriminatory, offensive, illegal, or otherwise harmful. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand, reputational or financial harm. In addition, AI's sophistication in mimicking human behavior can also make it more difficult to detect fraudulent activities, such as click fraud and fake reviews, thereby potentially jeopardizing our reputation and relationships with advertisers. See also – “Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.”
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
In the past, we identified a material weakness in our internal control over financial reporting. If the measures we have implemented, including internal controls and their extension to acquired entities like trivago DEALS Ltd., fail to be effective in the future, any such failure could result in material misstatements of our financial statements, cause investors to lose confidence in our reported financial and other public information, harm our business and adversely impact the trading price of our ADSs.
Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and compliance with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Satisfying these requirements requires us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls over financial reporting. This includes extending our internal controls to acquired entities in a timely and effective manner. Recently acquired businesses, such as trivago DEALS Ltd., may continue to operate separate processes and systems for a period following the acquisition, and any delay or failure to integrate them into our control environment could increase the risk of control deficiencies or misstatements. Although no material weaknesses were identified in connection with the attestation of the effectiveness of our internal control over financial reporting in our recent past, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or fraud. In addition, the internal controls that we have implemented could fail to be effective in the future, particularly in connection with the integration of acquisitions. This failure could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions. This could, in turn, harm our business and the market value of our ADSs. In addition, we may be required to incur costs in improving our internal controls system, the hiring of additional personnel and integrating acquired entities into our control environment.

We may experience difficulties in implementing new business and financial systems.
We continue to transition certain business and financial systems to systems that reflect the size, scope and complexity of our operations. As of January 1, 2024, trivago migrated to a new enterprise resource planning (ERP) system to continue replacing legacy systems. The process of migrating our legacy systems and stabilizing and optimizing our new ERP and related systems could disrupt our ability to timely and accurately process and report key aspects of our financial statements as we will rely on these systems for information that is included in or otherwise relevant for our financial statements. In addition, acquisitions and integrations (including trivago DEALS Ltd.) may require us to integrate additional entities, processes and data into our systems, or to maintain interim parallel systems and interfaces, which could increase operational and reporting complexity. With respect to any new systems or material upgrades, integrations or configuration changes, certain additional financial controls and processes may be required and may result in changes to the current control environment. These changes will need to be assessed for effective implementation and effectiveness in mitigating inherent risk in these processes. This evaluation could result in deficiencies in our internal control over financial reporting, including material weaknesses, in future periods. Any difficulties in implementing or integrating the new software or related failures of our internal control over financial reporting could adversely affect our business, results of operations, financial condition and prospects, and could cause harm to our reputation. Furthermore, there is a risk that the implemented systems may fail during their initial implementation phases, or that post‑implementation changes, integrations or migrations could result in outages, errors or data issues, which could have a further operational impact if the legacy systems are discontinued.
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
We cannot guarantee that our security measures or the security measures of external service providers will prevent all security breaches, intrusions or attacks, as computer circumvention tools and techniques become more advanced. Acquisitions and integrations (including trivago DEALS Ltd.) may expand our technology footprint and increase the number of potential vulnerabilities, which could make it more difficult to prevent, detect and remediate cybersecurity incidents. A party that is able to circumvent our security systems or the systems of an external service provider could improperly obtain confidential information or cause significant disruptions to our operations. Further, despite the data recovery abilities covering the data hosted by cloud-hosted services, any breaches to our systems may leave us vulnerable to service outages, disruptions in access to our services or loss of ours or customers’ material data which we may be unable to recover. In the past, we have experienced cyber-related fraud and “denial-of-service” type of attacks on our system, which have made portions of our website unavailable for periods of time. Any actions that impact the availability of our website or apps could cause a loss of substantial business volume during the occurrence of any such incident and such risks are likely to increase as the tools to carry out such actions become more advanced and sophisticated.

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
The emergence of increasingly sophisticated AI/ML models in recent years has also prompted lawmakers around the world to consider regulation of AI. These regulations are in effect or under consideration in several jurisdictions where we do business. As we continue to expand the use of AI/ML technologies across our products and business operations, we are potentially increasing our exposure to evolving legal and regulatory requirements. Moreover, regulations relating to AI/ML technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the EU’s Artificial Intelligence Act (EU AI Act), one of the first comprehensive regulations on AI, entered into force in August 2024. It introduces a risk-based framework for regulating AI systems and models. Non-compliance with the EU AI Act’s strictest prohibitions may lead to fines of up to €35 million, or 7% of a group’s total worldwide annual turnover, whichever is higher. While certain provisions of the EU AI Act, such as those on prohibited AI practices, are already in effect, there remains uncertainty regarding the scope and timing of other requirements—particularly those related to high-risk AI systems—following the European Commission’s Omnibus Regulation proposal in November 2025. Other substantial markets, like the U.S. and the U.K., have not yet enacted any comprehensive AI-specific statutory regimes as of the date hereof; in the case of the U.K., the government has emphasized a principles-based approach and reliance on existing regulations, although it continues to consider possible legislative amendments and proposals. In the U.S., while the White House signed an Executive Order Removing Barriers to American Leadership in Artificial Intelligence which prioritizes deregulation, several states are considering enacting or have already enacted regulations concerning the use of AI technologies. These include the California Generative Artificial Intelligence: Training Data Transparency Act, the Utah Artificial Intelligence Consumer Protection Amendments, the updated California Consumer Privacy Act and the Colorado Consumer Protections for Artificial Intelligence Act (effective June 30, 2026).

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
In 2025, we completed the acquisition of Holisto Ltd. (now trivago DEALS Ltd.). The integration of trivago DEALS Ltd. involves the risks described below, including risks related to technology and data integration, retention of key personnel, harmonizing compliance and control environments (including privacy and cybersecurity), and maintaining relationships with key commercial partners and service providers. If we are unable to integrate trivago DEALS Ltd. effectively or realize the anticipated benefits of the acquisition, our business, results of operations, financial condition and prospects could be materially adversely affected.
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
As of December 31, 2025, Expedia Group owned Class B shares representing 59.2% of our issued shares and 83.9% of the voting power in us. As long as Expedia Group owns a majority of the voting power in us, Expedia Group will be able to control many corporate actions that require a shareholder vote.
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

Expedia Group’s interests may conflict with our interests and the interests of certain shareholders (including the Founders), and conflicts of interest between Expedia Group and us could be resolved in a manner unfavorable to us and our shareholders.
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
Risks related to our corporate structure
As a Dutch public company, our shareholders’ rights and remedies differ from those of U.S. corporations.
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
The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due regard to the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs representing our Class A shares.
We are not obligated to, and do not, comply with all the best practice provisions of the Dutch Corporate Governance Code (or the DCGC). This may affect your rights as a shareholder.
We are a Dutch public company with limited liability (naamloze vennootschap) and are subject to the DCGC. The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the management board, supervisory board, and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq.
The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with those provisions (e.g., because of a conflicting U.S. requirement), the company is required to give the reasons for such non-compliance. We do not comply with all the best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.
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
As of December 31, 2025, Expedia Group owned Class B shares representing 59.2% of our issued shares and 83.9% of the voting power in us, and Rolf Schrömgens, one of our founders and a member of our supervisory board, owned Class B shares representing 8.1% of our issued shares and 11.4% of the voting power in us due to the disparate voting powers associated with our dual-class share structure. Mr. Schrömgens also held Class A shares representing approximately 9.8% of our issued shares. See “Item 7: Major shareholders and related party transactions”. As a result of the dual-class share structure and the concentration of ownership, Expedia Group has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control limits your ability to influence corporate matters that holders of Class A shares may view as beneficial.
German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other laws and regulations, the German Insolvency Code (Insolvenzordnung) and Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests (COMI) is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such the aforementioned Regulation and the rules promulgated thereunder. Insolvency laws in Germany or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation or restructuring under U.S. insolvency laws.
Dutch corporate law and our articles of association may contain provisions that may discourage a takeover attempt.
Dutch corporate law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third-party to acquire control of us or to effect a change in the composition of our management board and supervisory board.
For example, such provisions include:
•our dual-class share structure that gives greater voting power to the Class B shares owned by Expedia Group and Mr. Schrömgens, one of our founders and a member of our supervisory board;
•a provision that our management board members and supervisory board members can only be appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;
•a provision that our management board members can only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital, unless the dismissal is proposed by our supervisory board in which case a simple majority of the votes cast would be sufficient; and
•a requirement that certain matters, including an amendment of our articles of association, may only be resolved upon by our general meeting if proposed by our management board and approved by our supervisory board.
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
Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
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
U.S. investors may have difficulty enforcing civil liabilities against us or our directors and executive officers (including members of our management board and supervisory board).
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
We are not domiciled in the United States and most of our directors and executive officers (including members of our management board and supervisory board) are also non-residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, courts in the United States may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States. It is unclear whether a Dutch court would impose civil liability on us or any of our directors and/or other executive officers in an original action based solely on the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.
Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.
Furthermore, substantially all of our assets are located outside of the United States and as such, it may not be possible to effect service of process within the United States on us or our directors and/or other executive officers or to enforce judgments against us or them in U.S. courts, including judgments dedicated upon civil liability provisions of the federal securities laws of the United States. As of the date of this annual report, (i) there is no treaty in force between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may (i) postpone recognition until the United States judgment has become final, (ii) refuse recognition under the understanding that recognition can be asked again once the United States judgment has become final, or (iii) impose as a condition for recognition that security is posted.
A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our directors and executive officers (including members of our management board and supervisory board).
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
In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, pursuant to the release of “base erosion and profit shifting” (BEPS) final Action Plans, and its implementation through the MLI, several countries including the countries in which we operate, have begun implementing the adopted MLI positions. Further, the Organisation for Economic Co-operation and Development's (OECD) work on a two pillar solution to address the tax challenges arising from the digitalization of the economy is expected to result in new legislation in various countries. In particular, in many countries new legislation is already applicable, or is in the process of being adopted, regarding the so-called OECD Pillar 2 initiative, which provides for a global minimum tax for multinational groups with an annual revenue of above €750 million. Germany and the Netherlands have adopted a new Minimum Tax Act (Mindeststeuergesetz in Germany and Wet minimumbelasting 2024 in the Netherlands) implementing the OECD Pillar 2 rules and transposing the European Union’s directive on Pillar 2 (Council Directive (EU) 2022/2523 of December 14, 2022). Generally, the Pillar 2 rules are effective for business years starting after December 30, 2023. In January 2026, new Pillar 2 measures were published, including a “side-by-side” safe harbor which in effect exempts U.S.-headquartered multi-national enterprise groups from certain aspects of Pillar 2. This safe harbor gives rise to certain complexities in the application of the Pillar 2 rules in countries where they are applicable. We and our subsidiaries would not be in scope of the Pillar 2 rules on a standalone basis, but certain Pillar 2 rules may nevertheless apply to us given our consolidation within the Expedia Group. We continue to assess the Pillar 2 tax and compliance consequences. Moreover, several countries have unilaterally adopted digital services taxes or other similar taxes, while some other countries may adopt such taxes in the future. All ongoing developments mentioned above and other new initiatives could result, depending on how they are ultimately implemented, in incremental taxes and costly compliance requirements, and thus may adversely impact our business, results of operations, financial condition and prospects.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any future taxable year. We would be classified as a PFIC if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10: Additional information - E. Taxation - Material U.S. federal income tax considerations ”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.
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
Principal capital expenditures and divestitures
For information on our principal capital expenditures and divestitures, see "Note 3 - Holisto Investment and Acquisition" in the notes to our consolidated financial statements included in this annual report.
Public takeover offers
There have been no public takeover offers by third parties with respect to our shares, and we have not made any public takeover offers in respect of any other company’s shares during the last and current financial year.
Segment reporting
Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW), collectively referred to as the trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries, the most significant by revenue of which are Japan, Turkey, Australia, New Zealand and Poland. We have also determined that our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment.

For additional information relating to the development of our company, see “Item 4: Information on the company - B. Business overview.”

B. Business overview
Overview
trivago is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We aim to help travelers find the best place to stay and the best time to go. trivago aims to enable them to book with confidence, saving travelers valuable time and money. By leveraging cutting-edge technology, we seek to personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 7.0 million hotels and other types of accommodation in over 190 countries.
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
Our search platform can be accessed globally via 53 localized websites and apps available in 31 languages. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. We completed the strategic acquisition of Holisto Ltd (renamed to trivago DEALS Ltd) in July 2025. trivago DEALS is an AI-driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider. The acquisition plays a pivotal role in enhancing user experience by expanding our trivago-branded booking funnel which will help us drive long term growth.
In the year ended December 31, 2025, we generated revenue of €548.9 million, net income of €11.2 million, and Adjusted EBITDA of €15.8 million. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures" for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss). See, also "Item 5: Operating and financial review and prospects - Results of Operations - Revenue" for Referral Revenue by segment, representing a breakdown according to principal geographic markets.

trivago's search platform
Our accommodation search platform forms the core of our user experience. It is a search and comparison product, and users usually complete their bookings on our advertisers’ websites. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We also facilitate direct booking on our platform for select offers through our trivago DEALS business. We maintain one of the largest searchable databases of accommodations in the world. As of December 31, 2025, our database included more than 7.0 million hotels and other types of accommodations, including vacation rentals and private apartments, gathered through OTAs, hotel chains, independent hotels and providers of alternative accommodations.
In order to create a superior search experience we cluster our user experience into the following pillars:
•Search: We offer search functionalities which include destination based search, natural language based search powered by AI, and refinement options such as filters;

•Deals: We help users compare prices across more than 100 booking sites and aim to highlight available offers to them. Refer to "Marketplace" below for how we determine the prominence given to offers and their placement in our search results;
•Book: Our "Book & Go" functionality streamlines the user journey by enabling direct, on-platform bookings. By removing the need for third-party redirects, we significantly reduce friction, resulting in a superior user experience and improved conversion rates.
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

Our strategy
When travelers are searching for a “Hotel?” we want the obvious choice to be “trivago”. We aim to simplify their planning, help them save, and instill confidence in their booking decisions. The value proposition of trivago is highly relevant as consumers continue to be price-conscious, great deals continue to be available and the trivago brand is well-recognized globally. To accelerate this potential, we are rapidly adopting AI to amplify our marketing and improve our product and innovate faster, allowing our team to scale our impact significantly, without expanding our workforce. This provides a strong foundation for us to build upon. We maintain our focus on the following three strategic priorities to drive our success.
Brand
Our focus remains on brand initiatives designed to rebuild our branded visitor baseline, which is viewed as key for long-term growth. Our approach is result-oriented: investing where response is strongest and continuously optimizing our budget allocation as well as our ads. We believe these efforts will enhance the efficiency of our marketing investments and allow compounding effects to materialize over the long term. Furthermore, we are amplifying AI technologies in content production, which allows us to maintain efficiency in production costs.
Going forward, we will continue to invest in brand within our core markets, though at a notably slower rate as we reach our target brand marketing investment levels. Our strategy is transitioning from expansion into new markets toward the optimization of existing ones, marking a departure from the phase where mature regions subsidized our entries into new markets. By moderating brand spend growth while leveraging the cumulative impact of previous investments, we plan to prioritize delivering improved profitability in the years ahead.
Hotel Search
We continue to focus on evolving our core product to streamline the accommodation search experience for price-savvy travelers. Underpinned by a high-velocity testing culture that delivers tangible product enhancements and conversion gains - further driving marketing efficiency - our roadmap centers on advancing three core pillars: Search, Deals, and Book.
In Search, we are scaling capabilities within AI Smart Search & Content to personalize results and simplify complex queries. By leveraging advanced machine learning and Large Language Models ("LLMs"), we deliver widely adopted features - such as AI Highlights and AI Review Summaries - that improve how users evaluate hotels. Furthermore, our natural language integration enables travelers to explore accommodation options in more intuitive ways.
We are strengthening our Deals pillar by combining exclusive offers with functional enhancements like list sharing - a strategy that is driving rising revenue from logged-in members while fostering long-term user retention. Logged-in members represent users that have registered on our platform to access exclusive rates and personalized features. We believe this membership layer allows us to better understand user preferences through first-party data. Our strategy focuses on converting anonymous traffic into logged-in members with the objective of fostering recurring usage and driving engagement through a more personalized user interface.
Finally, our Book pillar's main priority is to facilitate a seamless booking process. We are prioritizing the expansion of trivago "Book & Go" and the integration of it more deeply in our platforms. We believe this will help facilitate a smoother booking experience for our users.
We will continue to invest in AI‑powered features that are central to offering a superior hotel search experience. We aim to be a leader on price perception, offering great deals and making them easy for users to find.

Partnerships
By co-creating and innovating with our advertising partners, we focus on unlocking user value throughout our metasearch platform and remaining a relevant marketing channel for our advertisers that drives high quality traffic. We continue to prioritize our transaction‑based CPA-model, which has exceeded expectations in 2025 and continues to gain market share. By shifting risk and optimization complexity away from bidding, the CPA-Model helps smaller partners compete more effectively in our marketplace. Additionally, trivago "Book & Go" (accelerated by our trivago DEALS integration) enables our partners to leverage our facilitated trivago-branded booking funnel, enhancing their conversion rates and competitiveness within our marketplace.

Advertiser mix
Customers that pay to advertise on trivago include:
•OTAs, including large international players, as well as smaller, regional and local OTAs;
•Hotel chains, including large multi-national hotel chains and smaller regional chains;
•Individual hotels;
•Providers of alternative accommodation, such as vacation rental or apartments.
We generate the large majority of our Referral Revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including brands Expedia, Hotels.com, Wotif and Vrbo, in the aggregate, accounted for 34% of our Referral Revenue for the year ended December 31, 2025. Booking Holdings and its affiliated brands, including Booking.com, Agoda and priceline.com, accounted for 40% of our Referral Revenue for the year ended December 31, 2025.
Nearly all of our agreements with advertisers, including our agreements with our largest advertisers, may be terminated upon prior notice of thirty days or less by either party. For more information on risks related to the concentration of our revenue and our relationship with our largest advertisers, see "Item 3: Key information - D. Risk factors".

Competition
We face competition for hotel and alternative accommodation advertisers’ marketing spend and for users. Additionally, emerging technologies like AI powered chatbots - such as ChatGPT (OpenAI), Gemini (Google), Grok (xAI), Claude (Anthropic), and Perplexity - are redefining user engagement and advertising strategies within the travel industry, presenting new competitive challenges and opportunities.
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
Competition for advertisers
We compete with other advertising channels for hotel and alternative accommodation advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC/CPA rates, and advertisers’ implied return on investment.
Our principal competitors for advertisers’ marketing spend include:
•Print media, such as local newspapers and magazines;
•Other traditional media, such as TV and radio;
•Search engines, such as Bing, Google, Naver and Yahoo!;
•Online metasearch and review websites, such as Google Hotel Ads, Kayak, Skyscanner, Check24 and TripAdvisor;
•Social networking services, such as Meta (Facebook, Instagram), X (formerly Twitter) and TikTok;
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
In particular, we are subject to an evolving set of data privacy laws. trivago is subject to the GDPR, which has been in effect since May 25, 2018 and which has recently led to the imposition of significant fines on various companies. Due to the global nature of our operations, trivago is subject to an ever changing and growing patchwork of privacy laws, including the UK GDPR and the UK Data Protection Act 2018, the Brazilian General Data Protection Law, the Canadian Personal Information Protection and Electronic Documents Act, and India’s Digital Personal Data Protection Act, to name a few.
In the US, the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020 (CCPA) among other US state privacy laws; impose certain privacy requirements and restrictions as well as provide rights for consumers. Other privacy laws will continue to come into force in other US states, rendering it almost impossible to adopt a single compliance approach for the US. Other substantial markets have adopted or are in the process of adopting data protection regulations. As a result, the data privacy regulatory landscape is becoming more and more fragmented, and such regulations and the implementation and enforcement thereof risk being inconsistent or conflicting.
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
The growing complexity of the data protection landscape is exemplified by the regulation regarding international transfer of personal data, which is rapidly evolving and likely to remain uncertain for the foreseeable future. In particular, the GDPR regulates transfers of EU personal data to third countries that have not been found by the European Commission to provide adequate protection to such EU personal data, such as the United States. A considerable number of our service providers and hotels operate in such jurisdictions. In July 2023, the European Commission adopted an adequacy decision for the Data Privacy Framework (DPF) which has been negotiated between the US and the European Union. This DPF provides companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. While this new framework might help reduce the complexity surrounding the transfer of personal data from the EU to the US, uncertainty remains as to the long-term validity of this DPF (it is already subject, and might continue on being subject to, legal challenges). At present, companies still mostly rely on the European Commission’s Standard Contractual Clauses to transfer personal data from Europe to the United States and other countries that have not been found to provide adequate protection to EU personal data. However, reliance on the Standard Contractual Clauses is subject to enhanced due diligence on the data importer's national laws: a transfer impact assessment must be carried out for any transfers and supplementary measures may have to accompany the Standard Contractual Clauses for a transfer to be compliant. These changes are causing us to continually review our current compliance approach and may result in additional compliance costs. The legal uncertainty related to cross-border transfers of personal data, could harm our ability to transfer personal data outside of the EU, and could in turn harm our ability to provide, and our customers' ability to use, some of our services.
Many governmental authorities in the markets in which we operate, especially in the EU, are also considering, or are in the process of implementing, additional and potentially diverging legislative and regulatory proposals that would or will increase the level and complexity of regulation of technology companies. For example, the EU’s Digital Services Act, which fully entered into force on February 17, 2024, applies to trivago and, inter alia, imposes further disclosure obligations on us. The interpretation of this new regulation, which remains unclear for some of its provisions, is still subject to the upcoming publication of guidelines by the European Commission – the issuance of which could lead us to reassess our compliance approach on short notice. On July 14, 2025, the European Commission published Guidelines on the protection of minors under the DSA. However, the Commission may still issue additional guidelines, which could require further adjustments to our compliance strategy. Moreover, the European Commission adopted an Implementing Regulation setting out the rules and templates for transparency reporting by providers of intermediary services under the DSA. Providers were required to start collecting data under this regulation as of July 1, 2025, with the first harmonized reports due in early 2026. The EU has also adopted, or is in the process of adopting, a broad range of new legal instruments aimed primarily at regulating the technology sector (for example, the EU's Data Governance Act, the EU's Digital Markets Act, the EU’s Data Act, the new EU's Network and Information Security Directive ("NIS 2"), the ePrivacy Regulation and the Digital Fairness Act).
The emergence of increasingly sophisticated artificial intelligence (“AI”) models in recent years has prompted lawmakers around the world to consider or adopt AI-related regulations. For example, in February 2024, representatives of European Union Member States reached agreement on the proposed text of the EU’s Artificial Intelligence Act, one of the first comprehensive regulations on AI. The AI Act entered into force on August 1, 2024, with full implementation scheduled by August 2, 2027. Enforcement will commence on August 2, 2026. The regulation remains subject to further guidance from the European Commission, with additional guidelines expected to be developed in the course of 2026. Other substantial markets, like the US and the UK, are also in the process of considering AI-specific legislation.
The Digital Omnibus package, initially proposed by the European Commission on November 19, 2025, to simplify EU digital rules, is currently undergoing the ordinary legislative procedure within the European Parliament and the Council. The initiative seeks to help businesses innovate, scale, and save on administrative costs by streamlining several of the EU’s core digital laws. Rather than introducing new regulations, the package aligns and adjusts existing frameworks to ensure they work together more coherently. This includes, among other things, legislative amendments to the AI Act as well as updates to the GDPR, Data Act, ePrivacy Directive, and cybersecurity rules. The legal landscape surrounding AI therefore remains uncertain and will require close monitoring in the coming years, as trivago increasingly applies AI technologies. For more details, see “Item 3: Key information - D. Risk factors – Operational risks - Any use of artificial intelligence/machine learning (AI/ML) technologies in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our competitive position.”
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

Technology and infrastructure
Data and proprietary algorithms
We process a large amount of information about user traffic and behavior, advertisers and direct connections into the databases of many of our advertisers. We believe it is central to the success of our business that we effectively capture and parse this data. To achieve this, we have developed proprietary algorithms that drive key actions across our platform, including search, listings and bidding tools. We continue to explore new ways to capture relevant data and feed this into our platform to further enhance the experience for both our users and advertisers. We also use AI-enabled tools and models in certain user-facing product features, including to generate hotel highlights and to power AI-enabled search functionality on our website.
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

C.    Organizational structure
The following chart depicts our corporate structure including significant subsidiaries and percentages of economic interest based on the number of shares outstanding as of December 31, 2025:

Free Float
Founder Class B Shares
Expedia, Inc.
32.7% (Class A Shares)*
8.1%**
59.2% (Class B Shares)***
trivago N.V. (the Netherlands)
100%
trivago Deals Ltd. (Israel)

*Class A shares are held by the public shareholders and by the Founders. Based on the information available through public filings, Rolf Schrömgens, one of our Founders and a member of our supervisory board owns 34,483,930 Class A shares (F-3 filed on July 16, 2024). For more information on shareholding, please see Item 7A. Major Shareholders.
**As of December 31, 2025, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens.
*** The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.5 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
trivago N.V. is the direct or indirect holding company of our subsidiaries. Refer to Exhibit 8.1 in this annual report for a complete list of trivago N.V. subsidiaries.

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
For a discussion of the year ended December 31, 2024 compared to December 31, 2023, refer to the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, "Item 5: Operating and financial review and prospects."

A. Operating results
Overview
Our total revenue for the years ended December 31, 2025 and 2024 was €548.9 million and €460.8 million, respectively, representing an increase of 19%. Our Referral Revenue for the years ended December 31, 2025 and 2024 was €532.9 million and €456.2 million, respectively, representing an increase of 17%.
In the year ended December 31, 2025, Referral Revenue increased on a year-over-year basis by 15% in both Americas and Developed Europe and by 24% in Rest of World, compared to the year ended December 31, 2024.
We recorded net income for the year ended December 31, 2025 of €11.2 million, compared to a net loss of €23.7 million for the year ended December 31, 2024.
Adjusted EBITDA for the years ended December 31, 2025 and 2024 was €15.8 million and €10.2 million, respectively. Adjusted EBITDA is a non-GAAP financial measure, and we therefore direct you to “Item 5: Operating and financial review and prospects - G. Non-GAAP financial measures” for an additional description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income/(loss).

Results of Operations
Comparison of the years ended December 31, 2025 and 2024:

	Year ended December 31,		% Change
(in millions)	2025	2024	2025 vs 2024
Consolidated statement of operations:
Revenue	€361.6	€287.9	26%
Revenue from related party	187.3	172.9	8%
Total revenue	€548.9	€460.8	19%

Costs and expenses:
Cost of revenue	15.1	11.3	34%
Selling and marketing	445.6	368.2	21%
Technology and content	51.3	50.2	2%
General and administrative	33.6	33.1	2%
Amortization of intangible assets	1.8	0.0	n.m.
Impairment of intangible assets and goodwill	—	30.1	(100)%
Operating income/(loss)	€1.5	€(32.2)	n.m.

Other income/(expense)
Interest expense	0.0	0.0	N/A
Interest income	2.5	3.6	(31)%
Other, net	4.1	0.4	n.m.
Total other income, net	€6.5	€3.9	67%

Income/(loss) before income taxes	€8.0	€(28.2)	n.m.
Expense/(benefit) for income taxes	(5.4)	(6.3)	(14)%
Income/(loss) before equity method investments	€13.4	€(22.0)	n.m.
Loss from equity method investments	(2.2)	(1.7)	29%
Net income/(loss)	€11.2	€(23.7)	n.m.
n.m. not meaningful
Note: Some figures may not add due to rounding.

	Year ended December 31,
	2025	2024
Consolidated statement of operations as a percent of total revenue:
Revenue	66%	62%
Revenue from related party	34%	38%
Total revenue	100%	100%
Costs and expenses:
Cost of revenue	3%	2%
Selling and marketing	81%	80%
Technology and content	9%	11%
General and administrative	6%	7%
Amortization of intangible assets	0%	0%
Impairment of intangible assets and goodwill	—%	7%
Operating income/(loss)	0%	(7)%

Other income/(expense)
Interest expense	0%	0%
Interest income	0%	1%
Other, net	1%	0%
Total other income, net	1%	1%

Income/(loss) before income taxes	1%	(6)%
Expense/(benefit) for income taxes	(1)%	(1)%
Loss before equity method investments	2%	(5)%
Loss from equity method investments	0%	0%
Net income/(loss)	2%	(5)%
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
We also earn revenue by providing travelers with online platforms for direct hotel booking services and offering our advertisers business-to-business (B2B) solutions including subscription fees for trivago Business Studio, which provides hotels with advanced data analytics and tools to enhance the accuracy, visibility, and performance of their listings on trivago. Additionally, we have agreements with certain hotel service providers and affiliates to receive consideration based on achievement of sales volume targets or gross transaction volume of affiliate services, respectively. These revenue streams, which include existing other revenue streams and revenue streams resulting from the acquisition of trivago DEALS, do not represent a significant portion of our total revenue.
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

The following tables set forth the percentage changes year-over-year of RPR and the number of referrals for our trivago Core segments (for further description of the trivago Core segments, refer to "Note 15 - Segment information" in the notes to the consolidated financial statements included in this annual report) for the years indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

Year ended December 31,
% increase/decrease in RPR (unaudited)	2025 vs 2024
Americas	9%
Developed Europe	7%
Rest of World	13%
Total	8%

Year ended December 31,
% increase/decrease in number of referrals (unaudited)	2025 vs 2024
Americas	6%
Developed Europe	8%
Rest of World	10%
Total	8%
Revenue
Total revenue for the year ended December 31, 2025 was €548.9 million, representing an increase of €88.1 million, or 19%, compared to the year ended December 31, 2024. Our total revenue in the year ended December 31, 2025, consisted of Referral Revenue of €532.9 million and other revenue of €16.0 million.
Referral Revenue by trivago Core segment is as follows:

	Year ended December 31,		% Change
(in millions)	2025	2024	2025 vs 2024
Americas	€199.8	€173.6	15%
Developed Europe	220.7	192.1	15%
Rest of World	112.5	90.5	24%
Total	€532.9	€456.2	17%
Note: Some figures may not add up due to rounding.
Referral revenue increased by €76.7 million, or 17%, compared to the same period in 2024. The increases in all trivago Core segments were primarily driven by growth from branded channel traffic in response to our continuous brand marketing investments, as well as growth from other marketing channels driven by improved booking conversion and higher traffic volumes. We continue to observe overall healthy bidding dynamics on our platform compared to the year ended December 31, 2024, particularly in Americas. These increases were partly offset by the weakening of local currencies against the Euro.

Other revenue increased by €11.3 million, compared to the same period in 2024, primarily driven by revenues resulting from providing online hotel booking services through the acquisition of trivago DEALS in the third quarter of 2025. It was partly offset by the discontinuation of other B2B revenue sources in the middle of 2024.
Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments. Other expenses not related to trivago Core segments' Advertising Spend are discussed in the "Selling and Marketing" section below.
Advertising Spend by trivago Core segment is as follows:

	Year ended December 31,		% Change
(in millions)	2025	2024	2025 vs 2024
Americas	€165.8	€136.4	22%
Developed Europe	159.5	136.3	17%
Rest of World	92.9	72.7	28%
Total	€418.2	€345.4	21%
Total Advertising Spend increased by €72.8 million, or 21%, for the year ended December 31, 2025, compared to the same period in 2024. The increase was primarily driven by higher brand marketing investments across all trivago Core segments aimed at increasing the volume of direct traffic to our platforms.

Return on Advertising Spend (ROAS)
Our chief operating decision makers ("CODMs") manage our business and evaluate operating performance for our trivago Core segments using our primary metrics, Return on Advertising Spend ("ROAS") Contribution and ROAS expressed as a percentage. Both metrics use Referral Revenue before intersegment eliminations from our trivago DEALS operating segment as a basis for the calculation, in line with how our CODMs manage the business. ROAS Contribution is the difference between Referral Revenue before intersegment eliminations and Advertising Spend. See "Note 15 - Segment information" in the notes to our consolidated financial statements included in this annual report for further details. ROAS expressed as a percentage is the ratio of Referral Revenue before intersegment eliminations to Advertising Spend. We believe that both metrics are indicators of the efficiency of our advertising.
Our ROAS Contribution and ROAS by trivago Core segment are as follows:

	Year ended December 31,
	ROAS Contribution			ROAS
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€36.7	€37.2	€(0.5)	122.2%	127.3%	(5.1)	ppts
Developed Europe	62.2	55.8	6.4	139.0%	140.9%	(1.9)	ppts
Rest of World	19.7	17.8	1.9	121.2%	124.5%	(3.3)	ppts
Global	€118.6	€110.8	€7.8	128.4%	132.1%	(3.7)	ppts
Global ROAS decreased to 128.4% for the year ended December 31, 2025, compared to 132.1% in the same period in 2024, primarily due to continuous increases in brand marketing investments across all trivago Core segments with the intention of increasing the volume of direct traffic to our platforms in the long term. This was partly offset by improved performance marketing efficiency across all trivago Core segments.
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

Sustained, Strong Growth
We ended the year of 2025 with our fifth consecutive quarter of year-over-year total revenue growth and the fourth consecutive quarter achieving double-digit year-over-year Referral Revenue growth. Our continuous brand marketing investments resulted in growth in branded channel traffic across all trivago Core segments. We also observed growth from other marketing channels driven by improved booking conversion and higher traffic volumes. The continued revenue growth observed over the year confirms our brand strategy is working as effectively as planned. We anticipate to continue our year-over-year double-digit total revenue growth in the first quarter of 2026 as well as improved profitability year-over-year.
Brand Marketing Increased Momentum
Accelerated investment in our brand continued to yield positive returns in 2025, as Referral Revenue increased at robust double-digit rates (year-over-year) across all trivago Core segments. In line with our strategic objective to strengthen our brand, we reinvested and significantly expanded brand investments and our portfolio across all trivago Core segments during the year. Our brand marketing team has run campaigns in 30 countries and has delivered success across all trivago Core segments in 2025, strengthening both awareness of and consumer preference for trivago. Our AI-powered summer campaign featuring global icon and soccer coach Jürgen Klopp has proven very effective, and our winter campaign started with promising results. We aim to consistently improve marketing efficiency and have expanded into additional branded marketing channels which we anticipate to have further scaling potential going forward and which are expected to mitigate risk through marketing channel diversification.
On Track for Higher Profitability
We are encouraged by the delivery of 2025 net income and Adjusted EBITDA that exceeded our initial expectations heading into 2025. The increased brand marketing investment in 2025 had an impact on our ROAS in the short-term but we expect will have compounding positive effects in the long term. We expect to benefit from these compounding effects and to moderate the pace of our brand marketing investments in 2026 as compared to 2025. Additionally, we believe continued product improvements, an increasing number of logged-in members, and a seamless "Book & Go" user experience will further increase booking conversion and create retention. We expect that these initiatives, combined with strict cost discipline, will further drive our profitability in 2026.
Advertiser structure
We continue to generate most of our Referral Revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including brands Expedia, Hotels.com, Wotif, and Vrbo, in the aggregate, accounted for 34% of our Referral Revenue for the year ended 2025. Booking Holdings and its affiliated brands, Booking.com, Agoda and priceline.com accounted for 40% of our Referral Revenue for the year ended 2025. Although we believe we will ultimately receive a portion of the additional booking value we generate for our advertisers, the fact that a significant portion of our Referral Revenue is generated from brands affiliated with Expedia Group and Booking Holdings can permit them to obtain the same or increased levels of referrals, customers, bookings or revenue and profit at lower cost.
Expenses
Cost of revenue
Our cost of revenue consists primarily of our third-party cloud-related service provider expenses and third-party data center expenses, depreciation expense for self-owned data center, core personnel-related expenses and share-based compensation for our infrastructure operations staff and our customer service team. It also includes personnel-related expenses, transaction processing and verification costs and third-party customer support-related costs resulting from our acquisition of trivago DEALS.
Cost of revenue was €15.1 million for the year ended December 31, 2025, and increased by €3.8 million, or 34%, compared to the same period in 2024. The increase was primarily due to transaction processing and verification costs and customer support-related costs resulting from our acquisition of trivago DEALS. This was partly offset by a decrease in certain IT service provider costs that are closely related to revenue generation.
Selling and marketing
Selling and marketing expense includes Advertising Spend, other selling and marketing expenses, and share-based compensation expense.
Advertising Spend consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments.
Other selling and marketing expenses include personnel-related expenses for our marketing, sales and account management teams, as well as production costs for our TV spots and other marketing material, and other professional fees such as market research costs.

	Year ended December 31,		% Change
(in millions)	2025	2024	2025 vs 2024
Advertising Spend	€418.2	€345.4	21%
% of total revenue	76.2%	75.0%
Other selling and marketing	26.8	21.9	22%
% of total revenue	4.9%	4.8%
Share-based compensation	0.5	0.9	(44)%
% of total revenue	0.1%	0.2%
Total selling and marketing expense	€445.6	€368.2	21%
% of total revenue	81%	80%
Note: Some figures may not add due to rounding.
Selling and marketing expenses for the year ended December 31, 2025, increased by €77.4 million, or 21%, compared to the same period in 2024, primarily driven by the increase in Advertising Spend across all trivago Core segments. See "Advertising Spend" above for further details.
Other selling and marketing expenses excluding share-based compensation for the year ended December 31, 2025 increased by €4.9 million, or 22%, compared to the same period in 2024. The increase was driven by traffic acquisition costs and third-party customer service-related expenses resulting from our acquisition of trivago DEALS, increased costs to market our platform to new hoteliers, higher television advertisement production costs incurred in the second quarter in conjunction with our brand advertising campaigns, higher personnel costs, and higher digital services taxes. These were partly offset by the non-recurrence of the recognition of retroactive Canadian digital services taxes in 2024, as well as lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024. Personnel costs increased primarily from higher headcount combined with a higher compensation base due to our annual salary review process in the trivago Core segments, and additional compensation expense from the trivago DEALS acquisition.

Share-based compensation expense decreased by €0.4 million, or 44%, in the year ended December 31, 2025, mainly in connection with fewer restricted stock units (RSUs) issued for marketing services received.
Technology and content
Technology and content expense consists primarily of expenses for technology development, product development and hotel search personnel and overhead, depreciation and amortization of technology assets including hardware, purchased and internally developed software and other professional fees (primarily licensing and maintenance expense), including share-based compensation expense. It also includes personnel-related expenses and IT-related third party service provider costs resulting from the trivago DEALS acquisition.

	Year Ended December 31,		% Change
(in millions)	2025	2024	2025 vs 2024
Personnel	€31.5	€28.7	10%
Share-based compensation	1.0	1.3	(23)%
Depreciation of technology assets	3.6	3.2	13%
Professional fees and other	15.3	17.0	(10)%
Total technology and content	€51.3	€50.2	2%
% of total revenue	9%	11%
Note: Some figures may not add up due to rounding.
Technology and content expense for the year ended December 31, 2025 increased by €1.1 million, or 2%, compared to the same period in 2024.
Personnel-related costs for the year ended December 31, 2025 increased by €2.8 million, or 10%, mainly due to higher compensation expense in the trivago Core segments resulting mostly from higher headcount combined with a higher compensation base due to our annual salary review process, and additional compensation from the trivago DEALS acquisition. These were partly offset by higher capitalization of developers’ salaries.
Depreciation expense increased by €0.4 million, or 13%, mainly due to the non-recurrence of the tax credits received in 2024. See "Note 2 - Significant accounting policies - Government Grants" in the notes to our consolidated financial statements included in this annual report for further details.
Professional fees and other expenses decreased by €1.7 million, or 10%, mainly due to lower cloud and IT-related service provider costs for the trivago Core segments that were not closely related to revenue generation, including a one-time fee paid in 2024 related to a contract amendment, partly offset by additional IT-related service provider costs resulting from the trivago DEALS acquisition, and headcount-based allocated office repair costs incurred in the first quarter of 2025.
General and administrative
General and administrative expense consists primarily of personnel-related costs including those of our executive leadership, finance, legal and human resource functions, as well as professional fees for external services including legal, tax and accounting. It also includes other overhead costs, depreciation and share-based compensation, as well as personnel-related expenses and further professional fees resulting from the trivago DEALS acquisition.

	Year ended December 31,		% Change
(in millions)	2025	2024	2025 vs 2024
Personnel	€16.2	€14.6	11%
Share-based compensation	6.2	6.1	2%
Professional fees and other	11.1	12.5	(11)%
Total general and administrative	€33.6	€33.1	2%
% of total revenue	6%	7%
Note: Some figures may not add due to rounding.
General and administrative expense for the year ended December 31, 2025 increased by €0.5 million, or 2%, compared to the same period in 2024.
Personnel-related costs for the year ended December 31, 2025 increased by €1.6 million, or 11%, primarily driven by higher executive leadership compensation expense and additional compensation expense from the trivago DEALS acquisition.
Professional fees and other expenses decreased by €1.4 million, or 11%, mainly due to lower legal expenses and lower consulting costs related to changes in the executive leadership. These were partly offset by higher costs related to the acquisition of the remaining equity interest in trivago DEALS in the third quarter of 2025.
Amortization of intangible assets
Amortization of intangible assets was €1.8 million for the year ended December 31, 2025, primarily attributable to trivago DEALS intangible assets acquired in the third quarter of 2025.
Impairment of intangible assets and goodwill
There was no impairment charge recorded in the year ended December 31, 2025. We recorded impairment charges related to our intangible assets of €30.1 million in the year ended December 31, 2024. See "Note 8 - Goodwill and intangible assets, net" in the notes to our consolidated financial statements included in this annual report for further details.
Operating income/loss
Our operating income was €1.5 million for the year ended December 31, 2025 compared to an operating loss of €32.2 million for the year ended December 31, 2024. The income in the year ended December 31, 2025 was primarily driven by favorable returns on our brand advertising investments, whereas the loss in the year ended December 31, 2024 was mainly driven by an impairment of intangible assets totaling €30.1 million.
Other income, net
Net other income for the year ended December 31, 2025 was €6.5 million compared to €3.9 million in the same period in 2024. The increase was primarily driven by the €3.2 million gain from revaluing our previous equity interest in trivago DEALS and derecognition of the share purchase option upon completing the acquisition in the third quarter of 2025. Additionally, an intangible asset acquired through the weekengo GmbH acquisition was sold in the third quarter of 2025 for a gain of €0.2 million.
Interest income decreased by €1.1 million compared to the same period in 2024 mainly due to lower interest rates on our bank accounts and term deposits held with financial institutions in the current year.
Foreign exchange gain for the year ended December 31, 2025 was €0.6 million compared to €0.3 million in the same period in 2024. This was primarily attributable to realized foreign exchange gains on expenses offset by unrealized foreign exchange losses from our cash balances, both denominated in U.S. dollars.

Expense/(benefit) for income taxes

	Year ended December 31,		% change
(in millions)	2025	2024	2025 vs 2024
Expense/(benefit) for income taxes	€(5.4)	€(6.3)	(14)%
Effective tax rate	(66.7)%	22.1%
Income tax benefit was €5.4 million in the twelve months ended December 31, 2025, compared to income tax benefit of €6.3 million in the same period in 2024. The effective tax rate for the year ended December 31, 2025 was (66.7)%, compared to 22.1% in the same period in 2024. The change in the effective tax rate between the two periods was primarily due to the release of the uncertain tax position related to the completed tax audit, which caused an impact on the effective tax rate in the year ended December 31, 2025 of (108.1)%, see also "Note 10 - Income taxes" in the notes to our consolidated financial statements included in this annual report for further details. Additionally, non-deductible share-based compensation of (pre-tax) €7.8 million in 2025 and €8.5 million in 2024 had an impact on the effective tax rates of 30.5% and (9.3)% in the years ended December 31, 2025 and 2024, respectively.
Loss from equity method investments
Loss from our equity method investments was €2.2 million for the year ended December 31, 2025 compared to €1.7 million in the same period in 2024. The higher loss is primarily attributable to losses incurred by Holisto Ltd (later renamed to trivago DEALS Ltd) incurred before we acquired the remaining equity interests in July 2025. See "Note 3 - Holisto Investment and Acquisition" in the notes to our consolidated financial statements included in this annual report.
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
Interest rate risk
We did not experience any significant impact from changes in interest rates and had no outstanding loans during the year ended December 31, 2025.
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

Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to depreciate by 10% against the euro and other currencies in which we hold net liability balances were to appreciate by 10% against the euro, we would recognize foreign exchange losses of €2.6 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable and accounts payable balances as of December 31, 2025. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.
During the years ended December 31, 2025 and 2024, we had net foreign exchange rate gains of €0.6 million and €0.3 million, respectively.
Concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group and affiliates represented 33% of our total revenue for the year ended December 31, 2025 and 34% of total accounts receivable as of December 31, 2025. Booking Holdings and its affiliates represented 39% of our total revenue for the year ended December 31, 2025 and 22% of total accounts receivable as of December 31, 2025.

B.    Liquidity and capital resources
For the year ended December 31, 2025, total cash, cash equivalents and restricted cash decreased by €3.0 million to €131.1 million. The decrease in total cash, cash equivalents and restricted cash was mainly driven by negative cash flows from investing and financing activities, partly offset by positive cash flows from operating activities.
Our known material liquidity needs for periods beyond the next twelve months are described below in “Item 5: Operating and financial review and prospects - F. Tabular disclosure of contractual obligations.” We believe that our cash from operations, together with our cash balance are sufficient to meet our ongoing capital expenditures, working capital and other capital needs.
The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		% change
(in millions)	2025	2024	2025 vs 2024
Cash flows provided by operating activities	€7.7	€20.3	(62)%
Cash flows provided by/(used in) investing activities	(9.2)	12.2	n.m.
Cash flows used in financing activities	(1.3)	(0.8)	63%
n.m. not meaningful
Cash Flows Provided by Operating Activities
For the year ended December 31, 2025, net cash provided by operating activities was €7.7 million reflecting a decrease from the same period in the prior year. The decrease in operating cash flows was mainly driven by negative working capital changes in the current year. As further described in "Note 3 - Holisto Investment and Acquisition" in the notes to our consolidated financial statements included in this annual report, trivago assumed control and consolidated the operating results of trivago DEALS in the current year which was previously accounted for as an equity method investment. As a result, the operating cash flow for the full year includes the effects of seasonal declines in advances from travelers from the trivago DEALS segment, which were not included in the comparative period. Additionally, an increase in accounts receivable that resulted from higher year-over-year fourth quarter revenue further caused operating cash flows to decline year-over-year.
Cash Flows Used in Investing Activities
For the year ended December 31, 2025, cash used in investing activities was €9.2 million, primarily driven by the net cash used in the acquisition of the remaining equity interest in trivago DEALS of €15.0 million in the third quarter of 2025, and capital expenditures, including internal-use software and website development of €4.5 million. These were partly offset by proceeds from sales and maturities of short-term investments of €11.2 million.
Cash Flows Used in Financing Activities
For the year ended December 31, 2025, cash used in financing activities was €1.3 million, primarily driven by payments totaling €1.2 million related to withholding taxes on net share settlements of equity awards.

C.    Research and development expenses, patents and licenses, etc.
See “Item 4: Information on the company - B. Business overview.”

D.    Trend information
See “Item 5: Operating and financial review and prospects - A. Operating results.”

E.    Critical Accounting Estimates
Critical accounting estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with U.S. Generally Accepted Accounting Principles. Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.
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
For more information on each of these policies, see "Note 2 - Significant accounting policies" in the notes to our consolidated financial statements included in this annual report for further details. We discuss information about the nature and rationale for our critical accounting estimates below.

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
Business Combinations
In July 2025 we completed the acquisition of Holisto Limited (later renamed to trivago DEALS Ltd). See "Note 3 - Holisto Investment and Acquisition" in the notes to our annual consolidated financial statements included in this annual report for further details. We accounted for the business combination using the acquisition method of accounting, which requires that all the identifiable assets acquired and liabilities assumed are recorded at their respective fair values at the date of acquisition. For some assets acquired and all of the liabilities assumed, we determined that the book value was equivalent to the fair value at the date of acquisition. We also engaged a third party valuation specialist to assist us in identifying and determining the fair values of the acquired intangible assets. These assets included developed technology, partnership and other agreements, and a trademark, all of which were determined to be definite-lived intangible assets as of the date of acquisition. The excess of the purchase price over the fair value of the identified assets acquired and liabilities assumed was recorded as goodwill and was all allocated to the trivago DEALS operating segment.
For the developed technology, the multi-period excess earnings method was used which quantifies the excess cash flow generated by the asset, net of cash flow that can be attributed to supporting assets, discounted to its present value. This method required management's forecast of trivago DEALS revenue and profitability for the determined six-year useful life, an applicable discount rate which closely related to the weighted average cost of capital for trivago DEALS, and the appropriate technology obsolescence rate as the significant estimates. For the partnership and other agreements, the with-and-without method was used which calculated the difference between two discounted cash flow models, one projecting the business with the agreements in place, and another without. This method also required management's forecast of trivago DEALS revenue and profitability for the determined six-year useful life and an applicable discount rate which closely related to the weighted average cost of capital for trivago DEALS as the significant estimates. Changes in the estimates used for the valuation of the developed technology and the partnership and other agreements could have resulted in a materially different fair value from that which was recognized at the date of acquisition.
For the trademark, the relief-from-royalty method was used which assumes that the trademark has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. This method required management's forecast of trivago DEALS revenue for the determined three year useful life, an applicable discount rate which closely related to the weighted average cost of capital for trivago DEALS, and the appropriate royalty savings rate. Changes in these estimates would not have resulted in a materially different fair value from that which was recognized at the date of acquisition, primarily due to the shorter definite useful life.
We also recognized a net deferred tax asset resulting primarily from trivago DEALS net operating loss carryforwards and deductible research and development costs, partly offset by the tax effects of the above mentioned intangible assets acquired. Refer to the "Income taxes" section below regarding the realizability of our deferred tax assets.

If any of the estimates used in the valuation methods described above for the developed technology or the partnership and other agreements were to change significantly, the value of the deferred tax asset and derived goodwill could be materially different from that which was recognized at the date of acquisition.
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
We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded. Following the completion of the audit of the tax returns for trivago N.V. from 2019 through 2022, the uncertain tax position for unrecognized tax benefits related to the deductibility of expenses of €8.8 million was eliminated from accrued expenses and other liabilities in the consolidated balance sheet as of December 31, 2025. See "Note 10 - Income taxes" in the notes to our annual consolidated financial statements included in this annual report for further details.
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

F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period
(in millions)	Total	Short-term	Long-term
Operating leases, including imputed interest (1)	€44.5	€3.7	€40.8
Finance lease obligations	0.1	0.1	—
Purchase obligations (2)	30.7	11.6	19.1
Total	€75.3	€15.4	€59.9
(1) Operating lease obligations include leases for office space. Certain leases contain renewal options. Lease obligations expire at various dates with the latest maturity in 2038. Refer to "Note 2 - Significant accounting policies" in the consolidated financial statements included in this annual report for detailed discussion on our accounting for operating leases.
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
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains/(losses) on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, acquisition and integration costs, and significant legal settlements and court-ordered penalties.
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
The below table presents a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in millions)	2025	2024
Net income/(loss)	€11.2	€(23.7)
Loss from equity method investments	(2.2)	(1.7)
Income/(loss) before equity method investments	€13.4	€(22.0)
Benefit for income taxes	(5.4)	(6.3)
Income/(loss) before income taxes	€8.0	€(28.2)
Add/(less):
Interest expense	0.0	0.0
Interest income	(2.5)	(3.6)
Other, net	(4.1)	(0.4)
Operating income/(loss)	€1.5	€(32.2)
Depreciation of property and equipment and amortization of intangible assets	5.9	3.7
Impairment of, and gains and losses on disposals of, property and equipment	(0.0)	—
Impairment of intangible assets and goodwill	—	30.1
Share-based compensation	7.8	8.5
Certain other items, including restructuring, acquisition and integration costs, significant legal settlements and court ordered penalties(1)	0.6	0.0
Adjusted EBITDA	€15.8	€10.2
Note: Some figures may not add due to rounding.
(1) In completing the acquisition of trivago DEALS, we incurred total transaction costs of €1.5 million, of which €0.9 million was capitalized in 2024 as part of our initial equity method investment and thus did not impact reported Adjusted EBITDA in that period. Upon completing the acquisition and integration in 2025, €0.6 million of acquisition and integration costs were additionally expensed. As these costs are non-recurring items directly related to the acquisition, they have been excluded from Adjusted EBITDA to better reflect normalized operating results

Item 6: Directors, senior management and employees
A. Directors and senior management
Senior management and supervisory board
The following tables present information about our senior management and our supervisory board members including their ages and position as of the date of this annual report. The current business addresses for the members of our management and supervisory boards is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

Management board

Name	Age	Position	Year of initial appointment	Expiration of current term
Johannes Thomas	38	Managing Director for Communication, Strategy, Partnerships and Talents and Culture (Chief Executive Officer)	2023	2027
Jasmine Ezz	34	Managing Director for Marketing (Chief Marketing Officer)	2023	2027
Andrej Lehnert	56	Managing Director for Product (Chief Product Officer)	2023	2027
Dr. Wolf Schmuhl	44	Managing Director for Finance and Legal (Chief Financial Officer)	2025	2027
The following paragraphs set forth biographical information regarding our management board members.
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
Dr. Wolf Schmuhl currently serves as managing director and chief financial officer. Most recently, he served as the Head of Corporate Finance & Development at trivago, where he effectively managed and optimized various finance departments including M&A, Treasury, Investor Relations, Finance Systems, and Procurement. The extensive experience of Dr. Schmuhl also includes roles such as Manager in Audit as well as Transaction Services at Rödl & Partner, as well as positions in Controlling and as a Finance Lead at Körber AG. Dr. Schmuhl holds a PhD in Corporate Finance and a degree in business administration from the Helmut Schmidt University/University of the Federal Armed Forces, Hamburg.

Changes to the management board
•On January 27, 2025, Robin Harries submitted his resignation letter as managing director and chief financial officer, effective July 31, 2025. On April 14, 2025, our supervisory board approved a mutual agreement with Mr. Harries to accelerate his previously announced resignation as managing director and chief financial officer, and Mr. Harries ceased to serve in those roles effective May 31, 2025.
•On April 14, 2025, our supervisory board designated Dr. Wolf Schmuhl as an interim member of our management board and interim chief financial officer, effective June 1, 2025.
•On June 27, 2025, Dr. Wolf Schmuhl was appointed as managing director and chief financial officer at our annual general meeting of shareholders with a term expiring at our annual general meeting of shareholders to be held in 2027.
Supervisory board

Name	Age	Year of initial appointment	Expiration of current term
Joana Breidenbach	60	2021	2027
Robert Dzielak	55	2021	2027
Eric Hart	50	2021	2027
Hari Nair	56	2024	2027
Brandon Pedersen	59	2024	2028
Mieke De Schepper	50	2022	2028
Niklas Östberg	45	2016	2028
Rolf Schrömgens	49	2023	2026
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
Robert J. Dzielak has served as Expedia Group’s Chief Legal Officer and Corporate Secretary since March 2018 and as its Chief People Officer since October 2025. Mr. Dzielak joined Expedia in April 2006 and oversaw Expedia Group's worldwide litigation portfolio through to October 2011 when he was appointed General Counsel and Corporate Secretary, assuming responsibility for Expedia Group’s global legal and government affairs functions. Prior to joining Expedia Group, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Mr. Dzielak received his J.D. from The John Marshall Law School.
Eric M. Hart currently serves as chairman of the supervisory board of trivago and as Chief Strategy, Business, and Corporate Development Officer of Expedia Group. He most recently served as the Chief Financial Officer of Plaid Inc, where he played a key role in scaling operations and driving innovation. From April 2020 until October 2022, Mr. Hart served as Chief Financial Officer of Expedia Group, overseeing its accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart also served as Expedia Group’s Chief Strategy Officer with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group’s CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of Expedia Group’s largest acquisitions. Before joining Expedia Group, Mr. Hart spent time in private equity with middle market firm Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor’s degree from Georgia

State University and a Master’s in Business Administration from University of Chicago Booth School of Business.
Hari K. Nair is serving as Expedia Group's Senior Vice President and as the General Manager of Hotels.com since August 2024. Prior to that, he has served as Expedia Group’s Senior Vice President, Hotel Market Partnerships since January 2021, overseeing hotel supplier relations and lodging strategy. Mr. Nair served as Senior Vice President, Expedia Group Media Solutions between January 2017 and December 2020, overseeing Expedia Group’s travel advertising platform, and Vice President and General Manager of Orbitz.com and CheapTickets.com beginning in August 2015, overseeing retail operations and profitability, brand strategy, marketing efficiency, and customer lifecycle management. Since joining Expedia Group in 2002, Mr. Nair has served in a variety of other leadership roles, including overseeing Expedia Group’s lodging strategy in North America and EMEA. Prior to joining Expedia, Mr. Nair worked in corporate training and food and beverage operations at Oberoi Hotels, a leading luxury hotel chain that owns and manages luxury hotels and cruisers. Mr. Nair holds a master’s degree in Hotel Management from Cornell University.
Brandon S. Pedersen currently serves as Board Member and Audit Committee Chair at Expeditors International of Washington (NYSE: EXPD), at Saltchuk, a large privately held company with operations throughout North America and the Caribbean, and at Neuton Holdings, Inc. (doing business under the name Lime), a private company engaged in the business of "micro mobility". Mr. Pedersen served as Executive Vice President and Chief Financial Officer of Alaska Air Group, the parent company of Alaska Airlines and Horizon Air, from 2010 to 2020. Prior to that, he served as Vice President of Finance and Controller, having joined the company in 2003 from KPMG LLP, where he was an audit partner. During his 15 years in public accounting, Mr. Pedersen served a diverse range of clients in the retail, transportation and distribution industries. Mr. Pedersen also previously served as a member of the Audit Advisory Committee of the University of Washington (UW) and for six years taught a class on leadership and corporate governance in the Executive MBA program at the UW Foster School of Business. Mr. Pedersen is a Certified Public Accountant.
Mieke De Schepper currently serves as Chief Executive Officer of Sunweb Group. She previously served as Chief Commercial Officer of Trustpilot. She has an extensive travel industry background as she spent time with Amadeus IT Group as Executive Vice President, Online Travel and Managing Director Asia Pacific, and she worked for Expedia Group, where she held the role of Senior Vice President and Chief Commercial Officer of Egencia and as Vice President of Expedia Group’s Lodging Partner Solutions Asia Pacific. Prior to Expedia Group, she spent 10 years with Phillips Electronics. She started her professional career with McKinsey. Mieke serves as a member of the supervisory board of trivago N.V. and previously served as a member of the Supervisory Board of JustEat Takeaway.com N.V. Mieke holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.
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
Changes to our supervisory board
•On June 27, 2025, Brandon S. Pedersen - following a binding nomination of our supervisory board - was appointed as supervisory director for a period expiring at our annual general meeting of shareholders to be held in 2028.
Board Composition Disclosure
The following chart summarizes certain self-identified personal characteristics of our directors and was provided by the members of our supervisory board members on a voluntary basis.
Board Composition Matrix as of February 26, 2026

Country of Principal Executive Offices			Germany
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			8

	Female	Male	Did not disclose
Gender	2	6	0

B. Compensation
Compensation of members of our management board and supervisory board
The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended December 31, 2025 is described in the tables below.
Our management board earned the following cash compensation with respect to their service as members of the management board during the fiscal year 2025:

(€ in thousands)	Ezz	Lehnert	Schmuhl(1)	Thomas
Periodically-paid remuneration (base salary)	€492	€492	€204	€492
Bonus(2)	417	417	103	417
Cash settled equity compensation	180	180	—	180
Benefits in kind	—	—	29	50
Total cash compensation	€1,089	€1,089	€336	€1,139
(1) Effective June 1, 2025, the supervisory board appointed Wolf Schmuhl as a temporary member of our management board. On June 27, 2025, Dr. Schmuhl was appointed to our management board at our annual general meeting of shareholders. The periodically-paid remuneration includes compensation paid to Dr. Schmuhl while serving as a temporary member of the management board.
(2) Effective March 1, 2025, the cash bonus is calculated by determining trivago's total year-over-year revenue growth (70% weighting) and Adjusted EBITDA (30% weighting) for the year ended December 31, 2025. The potential cash levels range from 0%-200% of the base cash bonus amounts of €250,000 for Ms. Ezz, Mr. Lehnert, and Mr. Thomas and €200,000 for Mr. Schmuhl (adjusted for the effective temporary appointment to the management board discussed in (1) above) depending on trivago's total revenue year-over-year growth rate ranging from 4%-17% and Adjusted EBITDA of €0m-€13m for the year ended December 31, 2025.

As of December 31, 2025, we had €0.6 million accrued for future cash settlement of equity compensation and nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members.
Our management board held the following Class A share options (both vested and unvested) during the fiscal year 2025 for which there were remaining options outstanding as of December 31, 2025:
Options

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price	Expiration date(1)
Ezz	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Lehnert	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Schmuhl	May 21, 2025	June 1, 2026, 2027, 2028	1,000,000	$0.47	June 1, 2032
Thomas	May 9, 2023	June 30, 2024, 2025, 2026	1,020,000	€0.06	June 30, 2030
	May 9, 2023	June 30, 2024, 2025, 2026(2)	3,060,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(2)(3)	2,040,000	$0.47	June 30, 2030
	May 9, 2023	June 30, 2027(3)	680,000	€0.06	June 30, 2030
Restricted Stock Units

Beneficiary	Grant date	Vesting date	Number of RSUs outstanding
Schmuhl	February 2, 2024	Three Year Vest(4)	66,255
	February 27, 2025	Three Year Vest(5)	50,700
	April 14, 2025	Three Year Vest(6)	416,670
In 2025, Dr. Schmuhl received 166,475 Class A shares as a result of RSU vesting.
(1) Unvested options lapse when the beneficiary leaves the company.
(2) Refer to the section Management board member services agreements and performance equity grants below for further details regarding this award.
(3) This award fully vests on June 30, 2027 and contains a performance condition that will determine the number of shares earned at the end of the performance period. The performance condition is based upon trivago's adjusted share price where the adjusted share price is the sum of the adjusted closing price on the measurement date and the aggregate value of any dividends or distributions on the shares during the performance period. The adjusted closing price is the volume-weighted average price per share for the six or twelve month period ending on the measurement date, whichever is higher, and adjusted to eliminate the effect of any stock split, stock dividend, reverse stock split, consolidation or similar corporate action during the performance period. After the April 1, 2024 modification, potential award levels range from 25-100% of the grant quantity depending on the achievement of an adjusted share price ranging from less than $0.97 to greater than $3.93 on the measurement date. The performance period is from June 30, 2023 to June 30, 2027. The vesting date is also the measurement date.
(4) This award vests as follows: 1/12th vested on February 15, 2024, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(5) This award vests as follows: 1/12th vested on May 15, 2025, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(6) This award vests as follows: 1/12th vested on August 15, 2025, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended December 31, 2025 is described in the tables below. Our supervisory board received the following cash compensation with respect to service in the fiscal year 2025:

(in thousands)	Breidenbach	De Schepper	Hart	Östberg	Pedersen
Periodically-paid remuneration (base salary)	$45	$60	€188	$45	$70
Cash settled equity compensation	€31	€33	—	€33	—
Mr. Dzielak, Mr. Kern, Mr. Schrömgens, and Mr. Nair were not provided with any cash or equity compensation for their service on our supervisory board for the year ended December 31, 2025.
The following are Class A share options and/or restricted stock units (RSUs) (both vested and unvested) that were issued to our supervisory board for their services during the fiscal year 2025 for which there were remaining options and/or RSUs outstanding as of December 31, 2025:
Options

Beneficiary	Grant date	Vesting date	Number of options outstanding	Strike price	Expiration date
Breidenbach	July 22, 2021	Three Year Vest(1)	9,855	€0.06	July 22, 2028
	Mar 1, 2022	Three Year Vest(1)	46,510	€0.06	Mar 1, 2029
	May 23, 2023	Three Year Vest(2)	139,630	€0.06	May 23, 2030
	May 22, 2024	Three Year Vest(3)	409,835	€0.06	May 22, 2031
	July 14, 2025	Three Year Vest(4)	257,025	€0.06	July 14, 2032
De Schepper	Mar 1, 2022	Three Year Vest(1)	27,775	€0.06	Mar 1, 2029
	May 23, 2023	Three Year Vest(2)	122,805	€0.06	May 23, 2030
	May 22, 2024	Three Year Vest(3)	425,200	€0.06	May 22, 2031
	July 14, 2025	Three Year Vest(4)	257,025	€0.06	July 14, 2032
Hart	Sept. 14, 2022	Three Year Vest(1)	1,000,000	$0.95	Sept 14, 2029
Östberg	June 28, 2019	Three Year Vest(1)	58,117	€0.06	June 28, 2026
	Mar 11, 2020	Three Year Vest(1)	95,982	€0.06	Mar 11, 2027
	Mar 2, 2021	Three Year Vest(1)	71,429	€0.06	Mar 2. 2028
	Mar 1, 2022	Three Year Vest(1)	100,000	€0.06	Mar 1, 2029
	May 23, 2023	Three Year Vest(2)	163,745	€0.06	May 23, 2030
	May 22, 2024	Three Year Vest(3)	425,200	€0.06	May 22, 2031
	July 14, 2025	Three Year Vest(4)	257,025	€0.06	July 14, 2032
Restricted Stock Units

Beneficiary	Grant date	Vesting date	Number of RSUs outstanding
Pedersen	July 29, 2024	Three Year Vest(3)	99,975
	July 14, 2025	Three Year Vest(4)	214,195
(1) This award is fully vested.
(2) This award vests as follows: 1/12th vested on August 15, 2023, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
(3) This award vests as follows: 1/12th vested on August 15, 2024, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.

(4) This award vests as follows: 1/12th vested on August 15, 2025, and an additional 1/12th will vest quarterly thereafter until the award is fully vested, subject to continued service on such vesting date.
As of December 31, 2025, we had nothing set aside or accrued to provide pension, retirement or similar benefits to our supervisory board members.
In 2025, Mr. Pedersen received Class A shares of 109,480 as a result of RSU vesting.
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
Awards include options, performance-based stock options, share appreciation rights, restricted stock units (RSUs), performance-based stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.
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
Guided by market research provided by the compensation specialist, in 2025 we modestly increased the base salary and cash bonus of our current management and provided equity awards that vest over a longer period of time and have either a strong performance element or a retention element.
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
Pursuant to the Management Board Rules, our management board must consist of two to six members, including the CEO and the CFO.

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
Management board member services agreements and performance equity grants
We have entered into service agreements with each of the members of our management board. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. We have also entered into agreements governing our management board's equity grants. The terms of the agreements are described above under "Compensation of members of our management board and supervisory board ". The form of equity award agreement used in 2025 is filed as an exhibit hereto. The stock option summary of awards were executed on May 9, 2023 for Ms. Ezz, Mr. Lehnert and Mr. Thomas, and on May 29, 2025 for Dr. Wolf Schmuhl. With respect to the awards granted in 2023, the strike price of $1.50 awarded in the award agreements was decreased by the per-share amount of the one-time extraordinary dividend paid in November 2023 (converted into U.S. dollars, as applied by the depositary for distribution of the dividend to the ADS holders, rounded to the next cent). The awards originally granted on May 9, 2023 were modified again on April 1, 2024. The strike price was further reduced and there were updates made to the market condition that determines the number of shares that may vest. On February 19, 2025, the award agreements for the then-current management board members were updated to clarify the language on the strike price for certain awards. These clarifications did not apply to awards subsequently granted to Dr. Schmuhl. In 2025, we also entered into a restricted share unit award agreement with Dr. Schmuhl under the 2016 Plan.

The stock option award agreements include a "double trigger" change of control provision. Upon any participant's termination of employment, during the two-year period following a Change in Control (as defined in the agreement), for a Qualified Termination Reason (as defined in the agreement and below), depending on the time indicated in the award, (i) the amount of stock option that would have vested and become exercisable at the end of the first anniversary of the Grant Date (as defined in the agreement) shall vest and become exercisable; or (ii) the amount of stock option that will vest and become exercisable will equal the sum of (a) a pro rata amount of the outstanding stock option, and (b) 50% of the amount of the stock option that does not vest and become exercisable pursuant to subclause (a); for restricted share unit awards, any outstanding RSUs as of such termination that were outstanding as of the date of such Change in Control will be considered earned and payable in full and any restrictions will lapse; for performance stock options granted in prior years, if a Change of Control occurs prior to the Measurement Date (as defined in the agreement) with respect to the performance stock options, the Adjusted Share Price (as defined in the agreement) shall equal the price per share paid as consideration with such Change of Control. A "Qualified Termination Reason" means a material reduction in the relevant management board member’s rate of total compensation from the rate of total compensation in effect for such management board member immediately prior to the Change in Control; or a relocation of the management board member’s principal place of employment more than 50 kilometers outside of Düsseldorf; or a reduction in the management board member’s title, duties or reporting responsibilities or level of responsibilities from those in effect immediately prior to the Change in Control; or our material breach of any material provision of applicable equity compensation agreements.
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
Our supervisory board granted in 2022, and our annual general meeting of shareholders approved in 2023, an annual cash compensation amount of €250,000 for Mr. Hart and an equity grant of 1,000,000 options that are subject to a "single trigger" change of control provision. Cash compensation to Mr. Hart was suspended in 2025 following his rejoining Expedia Group, Inc. The strike price for the options of $1.52 was decreased by the per-share amount of the one-time extraordinary dividend paid in November 2023 (converted into U.S. dollars, as applied by the depositary for distribution of the dividend to the ADS holders, rounded to the next cent). As of 2025, Mr. Hart’s stock option award has vested in full and remains outstanding and exercisable in accordance with its terms. Under its single‑trigger change‑of‑control provision, if a Change of Control occurs, the option will remain exercisable for the period specified in the award.

Director independence
As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist exclusively of independent supervisory board members. Our supervisory board has determined that, under current Nasdaq listing standards regarding independence for audit committee members of foreign private issuers, and taking into account any applicable committee standards, Ms. Breidenbach, Mr. Pedersen, Ms. De Schepper, Mr. Schrömgens, and Mr. Östberg would be considered independent supervisory board members for these purposes.
Under the independence criteria of the DCGC (which among other items, requires that more than half of the members of our supervisory board qualify as independent), Ms. Breidenbach, Mr. Pedersen, Ms. De Schepper and Mr. Östberg are considered independent supervisory board members. Mr. Schrömgens is not considered independent under the DCGC as he holds more than 10% of our shares; he meets the applicable independence requirements of Nasdaq rules. See “Item 16G.     Corporate governance.”
Committees of the supervisory board
Our supervisory board has established an audit committee and a compensation committee.
Audit Committee
The audit committee currently consists of Mr. Pedersen, Ms. De Schepper and Mr. Schrömgens and assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Pedersen serves as chairman of the committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Mr. Pedersen (i) is considered an “audit committee financial expert” as defined by the SEC and (ii) qualifies as independent, as recommended by the DCGC. Our supervisory board has made an affirmative determination that each of our audit committee members is independent under Nasdaq rules and Rule 10A-3 of the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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

D.    Employees
The overview of employees at the end of each respective period is summarized in the following table.

	Year ended December 31,
	2025	2024	2023
Cost of revenue	74	73	54
Selling and marketing	289	116	119
Technology and content	383	349	338
General and administrative	147	130	140
Total	893	668	651
thereof employed in Germany	685	662	644
thereof employed in the Philippines	170	—	—
thereof employed in Israel	27	—	—
thereof temporary employees	65	63	42
The acquisition of trivago DEALS Ltd. as further described in Note 3 - Holisto Investment and Acquisition in the notes to our consolidated financial statements included in this annual report resulted in an increase of 202 employees.
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
The following table sets forth information relating to the beneficial ownership of our shares as of February 19, 2026, by:
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
The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of February 19, 2026 through the exercise of any option, warrant or other right. Such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to shares held by that person.
The following table is presented as of February 19, 2026. See “Item 4: Information on the company - C.    Organizational structure” for additional information regarding our corporate structure. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago N.V., Kesselstraße 5 - 7, 40221 Düsseldorf, Germany.

	Ordinary shares beneficially owned(1)				% Voting power(2)
	Class A		Class B
Name of beneficial owner	Shares	%	Shares	%
5% or greater shareholders
Expedia Group, Inc.(3)	—	—	209,008,088	88.0%	83.9%
PAR Investment Partners, L.P.(5)	19,854,030	17.2%	—	—	**
Management board members
Johannes Thomas	2,720,000	2.4%	—	—	**
Jasmine Ezz	2,720,000	2.4%	—	—	**
Andrej Lehnert	2,724,750	2.4%	—	—	**
Wolf Schmuhl	110,550	*	—	—	**
Supervisory board members
Joana Breidenbach	570,245	*	—	—	**
Robert J. Dzielak	—	—	—	—	—
Eric M. Hart	1,000,000	*	—	—	**
Hari Nair	—	—	—	—	—
Niklas Östberg	787,900	*	—	—	**
Brandon Pedersen	123,615	*	—	—	**
Mieke De Schepper	449,215	*	—	—	**
Rolf Schrömgens(4)	34,483,930	29.8%	28,468,807	12.0%	12.8%
All management board and supervisory board members as a group (12 persons)	45,690,205	39.5%	28,468,807	12.0%	13.3%
*Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.
**Indicates voting power of less than 1%.
(1) Percentages based on 115,621,475 Class A shares outstanding and 237,476,895 Class B shares outstanding as of December 31, 2025. Where the respective individual has the right to acquire within 60 days of February 19, 2026 through the exercise of any option, warrant or other right, such shares are deemed outstanding for the purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory board members as a group. For more information on the stock options held by our management and supervisory boards, see "Item 6: Directors, senior management and employees - B. Compensation."
(2) Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, as a single class. The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see Exhibit 2.5 hereto. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
(3) Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Assuming conversion of all Class B shares into Class A shares, Expedia, Inc. would own 59.2% of our Class A shares. This percentage does not reflect the ten for one voting power of our Class B shares. As each Class B share is entitled to ten votes per share and each Class A share is entitled to one vote per share, Expedia, Inc. may be deemed to beneficially own equity securities representing approximately 83.9% of the voting power of the company. The address of Expedia Group is 1111 Expedia Group Way W., Seattle, WA 98119.
(4) As reported on Schedule 13 D/A filed by Mr. Schrömgens, he purchased beneficial ownership of 15,000,000 Class A shares in a privately negotiated transaction on December 14, 2023 resulting in Mr. Schrömgens holding 34,483,930 Class A shares and 28,468,807 Class B shares. For more information see "Significant changes in ownership by major shareholders" below.
(5) As of December 31, 2025, each of (i) PAR Investment Partners, (ii) PAR Group, through its control of PAR Investment Partners as general partner, and (iii) PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 19,854,030 Class A shares, representing approximately 17.2% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A shares. The principal business address of the PAR Capital Entities is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Significant changes in ownership by major shareholders
As of December 31, 2025, assuming that all of our Class A shares represented by ADSs are held by residents of the United States, approximately 100% of our outstanding ADSs were held in the United States. At such date, there were 115,621,475 Class A shares outstanding, in the aggregate representing 33% of our outstanding ordinary shares. At such date, there were two holders of record registered with Deutsche Bank Trust Company Americas, depositary of the ADSs. The actual number of holders is greater than these numbers of holders and includes beneficial owners whose ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
Privately negotiated sales
On December 14, 2023, Rolf Schrömgens filed a Schedule 13D/A, in which he announced the purchase of 15,000,000 Class A shares on the same day in a privately negotiated transaction at a purchase price of $0.48 per share.

B. Related party transactions
The following is a description of related party transactions between us and any of the members of our management board or supervisory board and the holders of more than 5% of our shares in the period since January 1, 2025.
Relationship with Expedia Group
Expedia Group acquired a controlling equity interest in the Company in 2013. As of December 31, 2025, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.2% and 83.9%, respectively
Amended and Restated Shareholders’ Agreement of trivago N.V.
In connection with our IPO, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, the Founders, Expedia Lodging Partner Services S.à.r.l. (ELPS) and certain other Expedia Group parties entered into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement. The Amended and Restated Shareholders’ Agreement has been amended from time to time, most recently in May 2022, and Expedia, Inc. replaced ELPS as a party pursuant to a joinder executed in November 2022.
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
Expenses incurred under these agreements have been disclosed in Note 14 - Related party transactions.
Commercial relationships
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including brands Expedia, Hotels.com, Wotif and Vrbo. These are arrangements terminable at will or upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. In 2020, we and Expedia Partner Solutions ("EPS") entered into an additional agreement pursuant to which EPS powers our platform with a template (hotels.com for partners). Expedia Group and its brands' related party revenue represented 33%, 37%, and 36% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.
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
On November 28, 2022, we entered into a commercial arrangement with UBIO, to increase the number of directly bookable rates available on our website for an initial term of 12 months. After the initial agreement concluded, effective January 11, 2024, we entered into a new agreement for a duration of 12 months, which was further extended for 12 months. Effective January 1, 2026, this contract was extended for an additional fixed term of 6 months through an agreement signed on December 20, 2025.
Expenses incurred under these agreements have been disclosed in Note 14 - Related party transactions.
Holisto Limited
On July 30, 2024, we entered into a Share Purchase Agreement with Holisto Limited (“Holisto”) for a 38.6% ownership interest in Holisto (30.0% on a fully-diluted basis assuming the exercise of the outstanding share options) for an aggregate price of €10.2 million, which includes the direct transaction costs incurred to acquire the investment. Concurrently, we entered into a Share Purchase Option Agreement with Holisto, which grants us the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. At signing, the option was exercisable for 15 months following the initial investment, and the purchase price for the remaining 70% was to be determined based on a formula, subject to a maximum exercise price of USD 60 million. On July 31, 2025, we exercised the option and acquired all remaining outstanding equity interests in Holisto for approximately €22.3 million. As a result, Holisto became our wholly owned and consolidated subsidiary. Following the closing, Holisto was renamed trivago DEALS Ltd.
We have commercial relationships with Holisto that enable them to advertise on our platform and we receive payments for users we refer to them. Holisto and its brands' related party revenue relating to the period prior to consolidation represented 1% of our total revenue for the year ended December 31, 2025, and less than 1% of our total revenue for the year ended December 31, 2024. For more information see "Note 3 - Holisto Investment and Acquisition" in the notes to the consolidated financial statements included elsewhere in this annual report.
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
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings arising out of our operations.
A number of regulatory authorities in Europe, Australia, and elsewhere have initiated litigation and/or market studies, inquiries or investigations relating to online marketplaces and how information is presented to consumers using those marketplaces, including practices such as search results rankings and algorithms, discount claims, disclosure of charges and availability and similar messaging. We paid a substantial penalty in 2022 related to a judgment in the ACCC case against us regarding our advertising website display practices in Australia, however no further penalties have been incurred in recent years and no similar judgments have been issued against us.
In addition, a class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search result rankings and algorithms, and discount claims. Pursuant to the court's recommendation, the parties have initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. In 2025, the parties ceased the mediation procedures and continued the court proceedings with the next hearing being scheduled in the second quarter of 2026.
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

B.    Significant Changes
See "Note 17 - Subsequent events" in the notes to the consolidated financial statements included in this annual report.

Item 9: Offer and listing
This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, only the information called for by Items 9.A. (4) - (7) and 9.C is required.

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
Holisto Limited
On July 30, 2024, we entered into a Share Purchase Agreement with Holisto Limited (“Holisto”) for a 38.6% ownership interest in Holisto (30.0% on a fully-diluted basis assuming the exercise of outstanding share options) for an aggregate price of €10.2 million, which includes the direct transaction costs incurred to acquire the investment. Concurrently, we entered into a Share Purchase Option Agreement with Holisto, which granted us the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. At signing, the option was exercisable for 15 months following the close of the initial investment, and the purchase price for the remaining 70% of the shares in Holisto was to be determined based on a formula, subject to a maximum exercise price of USD 60 million. On July 31, 2025, we exercised the option and acquired all remaining outstanding equity interests in Holisto for a cash purchase price of €22.3 million. As a result, Holisto became our wholly owned and consolidated subsidiary. Following the closing, Holisto was renamed trivago DEALS Ltd.
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
The rate of the corporate income tax is 15% for both distributed and retained earnings, plus a solidarity surcharge (Solidaritätszuschlag) amounting to 5.5% on the corporate income tax liability (i.e., 15.825% in total). For the fiscal year 2028 the corporate income tax rate will be 14%, for 2029 13%, for 2030 12% for 2031 11%, and for fiscal year 2032 and later fiscal years 10%, in each case plus solidarity surcharge.
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
Our gains from the disposal of shares in a domestic or foreign corporation are effectively 95% exempt from corporate income tax (including solidarity surcharge thereon), regardless of the size of the participation and the holding period. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus solidarity surcharge thereon) at a rate of currently 15.825% (see above). Conversely, losses incurred from the disposal of such shares are not deductible for corporate income tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
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
Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the two immediately preceding assessment periods are only permissible up to €1,000,000 for corporate income tax but not at all for trade tax purposes. Negative income that cannot be offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry-forward in full), only 70% of the excess amount can be offset by tax loss carry-forwards. This amount will decrease to 60% starting January 1, 2028. The remaining 30% (respectively 40% starting January 1, 2028) of the taxable income is subject to tax in any case (minimum taxation - Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 50% of our share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition - schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will be forfeited in full and cannot be offset against future profits, unless one of the specific exceptions under section 8c or 8d of the German Corporate Income Tax Act applies.
Expenses incurred by trivago N.V. in connection with our IPO may be regarded as incurred for the benefit of the Founders. In such case, the tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of 26.375% on the respective amounts.
The OECD's work on a two pillar solution to address the tax challenges arising from the digitalization of the economy is expected to result in new legislation in various countries. In particular, in many countries new legislation is already applicable, or is in the process of being adopted, regarding the so-called OECD Pillar 2 initiative which provides for a global minimum tax for multinational groups with an annual revenue of above €750,000,000. Germany adopted a new Minimum Tax Act (Mindeststeuergesetz) implementing the OECD Pillar 2 rules and transposing the European Union’s directive on Pillar 2 (Council Directive (EU) 2022/2523 of December 14, 2022). Generally, the German Pillar 2 rules are effective for business years starting after December 30, 2023. In January 2026, new Pillar 2 measures were published, including a "side-by-side" safe harbor which in effect exempts U.S.-headquartered multi-national enterprise groups from certain aspects of Pillar 2. This safe harbor gives rise to certain complexities in the application of the Pillar 2 rules in countries where they are applicable. We and our subsidiaries would not be in scope of the Pillar 2 rules on a standalone basis, but certain Pillar 2 rules may nevertheless apply to us given our consolidation within the Expedia Group. We continue to assess the Pillar 2 tax and compliance consequences.
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
Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the dividends are effectively 95% exempt from corporate income tax and the solidarity surcharge unless an exception is applicable thereto. 5% of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of currently 15.825%. (change in rates to come, see above “Taxation of the company (trivago N.V.) – General”). In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However, dividends are not exempt from corporate income tax (including solidarity surcharge thereon), if the ADS holder only held (or holds) a direct participation of less than 10% in the underlying share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Underlying participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Underlying participations that an ADS holder holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the ADS holder only on a pro rata basis at the ratio of the interest share of the ADS holder in the assets of the relevant partnership.

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
Corporations
If the ADS holder is a corporation with a tax domicile in Germany, the gains from the disposal of ADSs are effectively 95% exempt from corporate income tax (including the solidarity surcharge thereon) and trade tax regardless of the size of the participation and the holding period unless an exception is applicable thereto. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of currently 15.825% (change in rates to come, see above “Taxation of the company (trivago N.V.) – General”) and trade tax (depending on the municipal trade tax multiplier applied by the municipal authority, in most cases between 7% and approximately 21%). As a rule, capital losses and other profit reductions in connection with ADSs (e.g. from a write-down) cannot be deducted for tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.
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
(v) pension funds, investment institutions (fiscale beleggingsinstellingen), and tax-exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, entities that have a function comparable to an investment institution or a tax-exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards; and
(vi) holders of ADSs or Class A shares which are entities resident in Aruba, Curaçao, or Sint Maarten, conducting a business through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius, or Saba, to which the Ordinary Shares or Public Warrants are attributable.
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
This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union) which may be relevant for a particular holder of our ADS or Class A shares.
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
(i) is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or
(ii) has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or
(iii) holds the ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv) is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or
(v) is not resident in any jurisdiction (also a hybrid mismatch); or
(vi) is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.
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
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2026: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2026: 25.8%).
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 49.50%, rate for 2026), if:
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
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ADSs or Class A shares, are allocated over the following three categories: (a) bank savings, (b) other investments, including the ADSs or Class A shares, and (c) liabilities. The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2026).
The deemed return applicable to other investments, including the ADSs or Class A shares, is set at 6% for the calendar year of 2026. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ADSs or Class A shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.
On 6 and 14 June 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments as described above (the “Box 3 Regime”) in certain specific circumstances contravenes Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). In the Rulings, the Dutch Supreme Court introduced a rebuttal provision (tegenbewijsregeling) pursuant to which taxpayers have the possibility to demonstrate that the actual return realized by the taxpayer in respect of their investments assets (as calculated in line with the rules set out in the Rulings) is less than the deemed return realized by the taxpayer in respect of those assets (as calculated in accordance with the rules of the Box 3 Regime). The rebuttal provision introduced by the Dutch Supreme Court as well as the rules set out in the Rulings have been implemented in Dutch tax law pursuant to the Dutch Box 3 Rebuttal

Scheme Act (Wet tegenbewijsregeling box 3). If the taxpayer successfully demonstrates that the actual return is less than the deemed return (using a standardized form), the taxpayer will be taxed on the actual return instead of the deemed return. The Dutch Box 3 Rebuttal Scheme Act offers a temporary solution until a new Box 3 regime is introduced, which is expected as of 1 January 2028 at the earliest.
Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.
Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2026).
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
Foreign taxes
Subject to generally applicable limitations and conditions, foreign taxes (if any) withheld or paid on dividends may be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Germany income tax will need to satisfy these requirements in order to be eligible to be creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the German income tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the German income tax on dividends is uncertain and we have not determined whether these requirements have been met. If the German dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the German income tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Subject to the following sentence, dividends paid on our ADSs will constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S.. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, and to the extent that 10% or more of our earnings and profits are attributable to sources within the United States, the portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source for foreign tax credit purposes. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex and depend on a U.S. Holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
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
Based on the market price of our ADSs and the composition of our income, assets and operations, we do not believe we should be treated as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year based on the composition of our income and assets as well as the trading price of our ADSs. Because the value of our assets, including our goodwill, for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. Therefore, there can be no assurance that we will not be classified as a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.
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
The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their tax advisors with respect to the application of the PFIC rules to their investment in the ADSs.
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
Foreign financial asset reporting
Individuals that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ADSs may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ADSs.
THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF THEIR INVESTMENT IN OUR ADSs UNDER THE INVESTOR’S CIRCUMSTANCES.

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
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.The Holding Foreign Insiders Accountable Act (the “HFIAA”) was enacted on December 18, 2025 and requires officers and directors of certain foreign private issuers, including trivago, to publicly report their beneficial ownership of such issuers’ equity securities pursuant to Section 16(a) of the Exchange Act. Initial beneficial ownership reports must be filed with the SEC by March 18, 2026, and any subsequent changes in beneficial ownership must be reported thereafter. Our officers and directors remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale prohibitions of Section 16(c) of the Exchange Act, and holders of more than 10% of a class of our equity securities continue to be exempt from Section 16(a) under the HFIAA. Any beneficial ownership reports (Forms 3, 4 and 5) filed by our officers and directors will be available on the SEC’s website and on the investor relations section of our website.

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
Not applicable.

B.    Warrants and rights
Not applicable.

C.    Other securities
Not applicable.

D.    American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents five Class A shares (or a right to receive five Class A shares) deposited with Deutsche Bank AG, or any successor, as custodian for the depositary. A deposit agreement among us, the depositary and you, the ADS holders, sets out the ADS holders' rights as well as the rights and obligations of the depositary. A copy of the Agreement is incorporated by reference as an exhibit to this annual report. The depositary's corporate trust office at which the ADSs will be administered and the depositary's principal executive office is located at 1 Columbus Circle, New York, New York 10019.

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
From time to time, the depositary may make reimbursements to us or waive fees and expenses for services provided generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In addition, the depositary has agreed to provide us reimbursements based on certain fees payable to the depositary by holders of the ADSs. For the year ended December 31, 2025, the depositary reimbursed us approximately $0.6 million. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II
Item 13: Defaults, dividend arrearages and delinquencies
None.

Item 14: Material modifications to the rights of securities holders
None.

Item 15: Control and procedures
A.    Disclosure controls and procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives.

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
On July 31, 2025, we completed the acquisition of trivago DEALS Ltd. and are currently integrating its internal controls and procedures into our overall internal control over financial reporting structure. As permitted by SEC guidance, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, excluded the internal controls of trivago DEALS Ltd., the operations of which are included in our consolidated financial statements. trivago DEALS Ltd. represented approximately 22% of our total consolidated assets (including goodwill and intangible assets) and 2% of our total consolidated revenues as of and for the year ended December 31, 2025.
Based on this evaluation, management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.
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
Opinion on Internal Control Over Financial Reporting
We have audited trivago N.V.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, trivago N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of trivago DEALS Ltd,, which is included in the 2025 consolidated financial statements of the Company and constituted 22% and 16% of total and net assets, respectively, as of December 31, 2025 and 2% and 24% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of trivago DEALS Ltd.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 26, 2026 expressed an unqualified opinion thereon.
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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Cologne, Germany
February 26, 2026

D.    Changes in internal control over financial reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
(in thousands)	2025	%	2024	%
Audit fees	€2,907	97.7%	€2,515	99.7%
Tax fees	56	1.9%	8	0.3%
All other fees	11	0.4%	—	—%
Total	€2,974		€2,523
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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy that requires pre-approval of all services performed for us by our independent registered public accounting firm. The policy was adopted on December 9, 2016. The Audit Committee pre-approval function can be delegated to the Audit Committee Chairman or another Audit Committee member outside of meetings. All services provided by our independent registered public accounting firm during the years ended December 31, 2025 and December 31, 2024 were approved in advance by either the Audit Committee or members thereof to whom authority had been delegated, in accordance with the Audit Committee's pre-approval policy.

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
Following the enactment of the HFIAA, trivago's officers and directors (as such terms are defined under Section 16(a) of the Exchange Act), including our management board members and supervisory board members, will be required to publicly report their beneficial ownership of trivago's equity securities as of 18 March 2026. For further details see "Item 10: Additional information - H.    Documents on display" above. They will also continue to be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.
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
We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the best practice provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of Nasdaq and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of international companies listed on Nasdaq.
The best practice provisions we do not apply include the following. We may deviate from additional best practice provisions in the future. Such deviations will be disclosed in our Dutch annual board report.
In order to safeguard independence of the supervisory board, the DCGC recommends that:
•for each shareholder or group of affiliated shareholders directly or indirectly holding more than ten percent of the shares in our company, there is at most one supervisory board member who can be considered to be a shareholder representative;

•there is at most one non-independent supervisory board member who cannot be considered as independent due to circumstances other than being a shareholder representative; and
•the total number of non-independent supervisory board members should account for less than half of the total number of supervisory board members.
Half of our supervisory board members are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only four (4) supervisory board members will be independent. We may need to deviate from the DCGC’s independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of Nasdaq and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on Nasdaq. We may need to further deviate from the DCGC’s independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the criteria of independence in accordance with the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision 2.1.8 of the DCGC.
The DCGC recommends that our supervisory board establishes a selection and appointment committee. Because we are a “controlled company” within the meaning of the corporate governance standards of The NASDAQ Global Select Market, we do not believe that a selection and appointment committee will be beneficial for our governance structure. We have not established and do not intend to establish a selection and appointment committee.
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
The DCGC recommends that the compensation report includes, among other things, statements on (i) scenario analyses that have been taken into consideration relating to director compensation, (ii) pay ratios within the company and its affiliated enterprise and, if applicable, any changes in these ratios compared to at least five previous financial years and (iii) the relationship between the variable part of a director's compensation, how this compensation contributed to sustainable long-term value creation, the measurable performance criteria determined in advance on which the variable compensation depends, and the relationship between the compensation and performance. We have engaged a specialized compensation consultant to provide us with information regarding compensation program and related disclosures, and are working on implementing the foregoing described DCGC disclosure recommendations.
In the beginning of 2022, the Dutch "Diversity Act" (DDA) entered into force. Pursuant to the DDA, the supervisory board resolved that between the period of 2023 through 2026, the supervisory board shall consist of at least two women and at least two men. It was further resolved at that time, that following our annual general meeting of shareholders in 2026, the supervisory board should consist of at least one-third of women and at least one-third of men as currently required under the DDA. Separately, our management board shall consist of at least two women and at least two men. In its current composition, the management board consists of one female member and three male members and the supervisory board consists of two female members and six male members.
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

I.     Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.

J.     Insider trading policies
We have adopted insider trading policies that govern the purchase, sale, and other dispositions for our securities by directors, senior management, and employees. The policy is designed to promote compliance with applicable insider trading laws, rules and regulations. It is incorporated by reference as Exhibit 11.1 to this annual report.

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
The CISO, who also serves as Chief Technology Officer, has held senior technology and product leadership roles at the Company for more than a decade. In addition to his tenure with us, he held senior leadership roles, including Managing Director positions, in the online travel industry. He has experience managing technology and cybersecurity risks, including oversight of AI and engineering functions and governance of risk management and incident response. The delegate of the CISO has extensive cybersecurity experience, having served in various roles in information technology and information security at our company for more than fourteen years, including serving as Head of Information Infrastructure, Head of Infrastructure Operations and Head of Data Center Operations. Before joining us, he had served in similar roles in the mobile carrier market and as an IT consultant.
Material Incidents
Over the past financial year, cybersecurity threats or incidents have not materially affected and are not reasonably likely to affect our business strategy, results of operations, or financial condition, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

PART III
Item 17: Financial statements
See “Item 18: Financial statements”

Item 18: Financial statements
See the Financial statements beginning on page F-1.

Item 19: Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form		Number	File Number

1.1	English translation of Amended Form of Articles of Association of trivago N.V.	20-F	3/1/2024	1.1	001-37959

1.2	Amended Management Board Rules.	20-F	3/1/2024	1.2	001-37959

1.3	Amended Supervisory Board Rules.	20-F	3/1/2024	1.3	001-37959

2.1	Amended and Restated Shareholders’ Agreement of trivago N.V.	F-3	4/5/2018	4.1	333-224151

2.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2017	2.2	001-37959

2.2(a)	Second Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/6/2019	2.2(a)	001-37959

2.2(b)	Third Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.	20-F	3/3/2023	2.2(b)	001-37959

2.2(c)	Joinder Agreement to Amended and Restated Shareholders' Agreement	20-F	3/3/2023	2.2(c)	001-37959

2.3	Deposit Agreement.	F-3	4/5/2018	4.4	333-224151

2.3(a)	Amendment No. 1 to the Deposit Agreement	F-6	11/17/2023	99.1	333-214914

2.4	Form of American Depositary Receipt (included in Exhibit 2.3).	F-1/A	12/5/2016	99.1	333-214591

2.5	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.					X

4.1	Form of management board member Indemnification Agreement for management board members as of November 2016.	F-1/A	12/5/2016	10.1	333-214591

4.2	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.	F-1/A	12/5/2016	10.6	333-214591

4.2(a)	English translation of the Amendment to the Lease Agreement between Immofinanz GmbH (formerly known as Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH) and trivago N.V., dated December 31, 2020.	20-F	3/6/2021	4.2.1	001-37959

4.3	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.	F-1/A	12/5/2016	10.7	333-214591

4.4	Services and Support Agreement by and between Expedia Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.	F-1/A	12/5/2016	10.8	333-214591

4.5	Amended and Restated trivago N.V. 2016 Omnibus Incentive Plan.	S-8	7/15/2024	4.2	333-280813

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
Exhibit Number	Exhibit Description	Form		Number	File Number	Provided Herewith
4.6	Form of Indemnification Agreement for supervisory board, management board and certain other officers.	20-F	3/6/2021	4.6	001-37959

4.7	Form of Stock Option Summary of Award.	20-F	3/3/2023	4.11	001-37959

4.8	Form of Amendment to Stock Option Agreements for the Management Board	20-F	3/3/2023	4.12	001-37959

4.9	Form of Management Board Award Agreement (February 2025)	20-F	2/27/2025	4.11	001-37959

4.10	Stock Option Summary of Award for Chairman of Supervisory Board (Mr. Hart)	20-F	3/1/2024	4.12	001-37959

4.11	Services and Support Agreement by and between Expedia Group International Holdings III, LLC and trivago N.V., dated November 1, 2023	20-F	3/1/2024	7.1	001-37959

4.12	Management Services Agreement by and between Expedia, Inc. and trivago N.V., dated January 1, 2023	20-F	3/1/2024	7.2	001-37959

4.13	Series B Preferred Share Purchase Agreement between, among others, Holisto Ltd. and trivago N.V., dated July 30, 2024	20-F	2/27/2025	4.15

4.14	Amendment to Series B Preferred Share Purchase Agreement between Holisto Ltd. and trivago N.V., dated July 30, 2024	20-F	2/27/2025	4.16

4.15	Share Purchase Option Agreement between, among others, Holisto Ltd. and trivago N.V., dated July 30, 2024	20-F	2/27/2025	4.17
4.16	Amended and Restated Shareholders' Rights Agreement between, among others, Holisto Ltd. and trivago N.V., dated July 30, 2024	20-F	2/27/2025	4.18
4.17	Side Letter Agreement to the Series B Preferred Share Purchase Agreement between Holisto Ltd. and trivago N.V., dated July 30, 2024	20-F	2/27/2025	4.19

8.1	List of Subsidiaries					X
11.1	Securities Trading Policy	20-F	2/27/2025	11.1	001-37959

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.					X

97.1	Compensation Recovery Policy	20-F	3/1/2024	97.1	001-37959
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X

Exhibit Number	Exhibit Description	Incorporated by Reference			Provided Herewith
Exhibit Number	Exhibit Description	Form	Number	File Number	Provided Herewith
101.SCH	Inline XBRL Taxonomy Extension Schema				X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X

104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)				X

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

trivago N.V.

By:	/s/ Johannes Thomas
Johannes Thomas

Chief Executive Officer, Managing Director
Date:	2/26/2026

By:	/s/ Dr. Wolf Schmuhl
Dr. Wolf Schmuhl

Chief Financial Officer, Managing Director
Date:	2/26/2026

Index to financial statements
trivago N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of trivago N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of trivago N.V. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2026 expressed an unqualified opinion thereon.
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

Business Combinations - Valuation of Acquired Intangible Assets

Description of the Matter
As described in Note 3 to the consolidated financial statements, the Company completed the acquisition of Holisto Ltd. ("Holisto"), subsequently renamed trivago DEALS, by acquiring all remaining equity interests for a purchase price of €22.3 million cash. The Company's accounting for the acquisition involved determining the fair value of acquired intangible assets including, but not limited to, developed technology of €26.7 million and partnership agreements of €4.2 million.
Auditing the Company's valuation of the acquired intangible assets was complex due to the significant estimation uncertainty in determining the fair value of certain identified intangible assets. The high degree of subjectivity was primarily due to the sensitivity of the significant assumptions used in these models to estimate the value of the intangible assets including discount rate and certain assumptions that form the basis of the forecasted results (e.g. projected revenue growth, revenue attributable to the developed technology, and revenue lost without partner agreements). These significant assumptions are forward-looking and could be affected by future performance of the acquired business, economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's acquisition accounting process, including controls over management's review of significant assumptions used in the valuation model.
To test the fair value of the acquired intangibles, our audit procedures included, among others, evaluating the Company's use of valuation methodologies, evaluating the significant assumptions used by the Company and testing the completeness and accuracy of underlying data. We involved our valuation specialists in evaluating the valuation methodologies employed and the reasonableness of the discount rate used in the estimates. To evaluate certain assumptions that form the basis of forecasted results, including, but not limited to, projected revenue growth, revenue attributable to the developed technology and revenue lost without partner agreements, we compared the assumptions to the past performance of Holisto, and to external data including third party analyst expectations for the travel industry, market and economic forecasts. We also evaluated the data sources used by management in determining its assumptions and, where necessary, included an evaluation of available information that either corroborated or contradicted management's conclusions.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2014.

Cologne, Germany
February 26, 2026

Consolidated Financial Statements
trivago N.V.

trivago N.V.
Consolidated statements of operations
(€ thousands, except per share amounts)

	Year ended December 31,
	2025	2024	2023
Revenue	€361,588	€287,929	€312,559
Revenue from related party	187,324	172,920	172,472
Total revenue	€548,912	€460,849	€485,031
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	15,095	11,266	11,971
Selling and marketing, including related party (1)(3)	445,578	368,249	345,639
Technology and content, including related party (1)(2)(3)	51,346	50,217	49,020
General and administrative, including related party (1)(3)	33,571	33,097	38,726
Amortization of intangible assets (2)	1,792	23	135
Impairment of intangible assets and goodwill	—	30,148	196,127
Operating income/(loss)	€1,530	€(32,151)	€(156,587)
Other income/(expense)
Interest expense	(41)	(17)	(12)
Interest income	2,462	3,559	5,213
Other, net	4,079	362	(478)
Total other income, net	€6,500	€3,904	€4,723
Income/(loss) before income taxes	€8,030	€(28,247)	€(151,864)
Expense/(benefit) for income taxes	(5,356)	(6,254)	12,391
Income/(loss) before equity method investments	€13,386	€(21,993)	€(164,255)
Loss from equity method investments	(2,166)	(1,705)	(221)
Net income/(loss)	€11,220	€(23,698)	€(164,476)

Earnings per share attributable to common stockholders:
Basic	€0.03	€(0.07)	€(0.48)
Diluted	0.03	(0.07)	(0.48)
Shares used in computing earnings per share:
Basic	352,297	349,622	344,937
Diluted	357,589	349,622	344,937

	Year ended December 31,
	2025	2024	2023
(1) Includes share-based compensation as follows:
Cost of revenue	€118	€121	€146
Selling and marketing	531	939	463
Technology and content	972	1,322	1,728
General and administrative	6,211	6,069	7,168

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€3,158	€3,185	€3,085
Amortization of acquired technology included in amortization of intangible assets	1,792	23	135

(3) Includes related party expense as follows:
Selling and marketing	€112	€33	€94
Technology and content	1,542	1,726	1,618
General and administrative	76	55	63
See notes to trivago N.V. consolidated financial statements.

trivago N.V.
Consolidated statements of comprehensive income/(loss)
(€ thousands)

	Year ended December 31,
	2025	2024	2023
Net income/(loss)	€11,220	€(23,698)	€(164,476)
Other comprehensive income/(loss):
Currency translation adjustments, net	(1,413)	273	21
Net reclassification of foreign currency translation adjustments into total other, net	180	(81)	—
Total other comprehensive income/(loss)	€(1,233)	€192	€21
Comprehensive income/(loss)	€9,987	€(23,506)	€(164,455)
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated balance sheets
(€ thousands, except number of shares and per share amounts)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	€130,936	€133,745
Restricted cash	135	342
Accounts receivable, net of allowance for credit losses of €838 and €958, respectively	42,680	25,652
Accounts receivable, related party	21,786	21,259
Short-term investments	11,876	—
Tax receivable	307	2,815
Prepaid expenses and other current assets	6,369	6,458
Total current assets	€214,089	€190,271

Property and equipment, net	8,810	8,210
Operating lease right-of-use assets	37,631	39,865
Deferred income taxes	2,438	—
Equity method investments	4,877	13,170
Investments and other assets	2,636	3,856
Intangible assets, net	74,171	45,345
Goodwill	13,797	—
TOTAL ASSETS	€358,449	€300,717

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€34,142	€24,668
Income taxes payable	6,867	1,613
Deferred revenue	3,927	1,041
Payroll liabilities	4,042	2,327
Accrued expenses and other current liabilities	10,504	17,667
Advances from travelers	34,535	—
Operating lease liability	2,486	2,363
Total current liabilities	€96,503	€49,679

Operating lease liability	33,856	36,070
Deferred income taxes	14,190	16,798
Other long-term liabilities	601	565
Commitments and contingencies (Note 13)

Stockholders' equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized, 115,621,475 and 114,059,630 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively.	6,937	6,843
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively.	142,486	142,486
Reserves	692,845	687,232
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	(966)	267
Accumulated deficit	(750,310)	(761,530)
Total stockholders' equity	€213,299	€197,605
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	€358,449	€300,717
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of changes in equity
(€ thousands)

Description	Class A common stock	Class B common stock	Treasury stock - Class A Common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net loss					(164,476)			(164,476)
Other comprehensive income (net of tax)						21		21
Share-based compensation expense				8,215				8,215
Issuance of common stock related to exercise of options and vesting of RSUs	397			(32)				365
Withholdings on net share settlements of equity awards				(6,456)				(6,456)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend paid to shareholders				(184,381)				(184,381)
Balance at December 31, 2023	€6,655	€142,486	€—	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss					(23,698)			(23,698)
Other comprehensive income (net of tax)						192		192
Share-based compensation expense				7,084				7,084
Issuance of common stock related to exercise of options and vesting of RSUs	188			(188)				—
Withholdings on net share settlements of equity awards				(997)				(997)
Balance at December 31, 2024	€6,843	€142,486	€—	€687,232	€(761,530)	€267	€122,307	€197,605
Net income					11,220			11,220
Other comprehensive loss (net of tax)						(1,233)		(1,233)
Share-based compensation expense				6,880				6,880
Issuance of common stock related to exercise of options and vesting of RSUs	94			(94)				—
Withholdings on net share settlements of equity awards				(1,173)				(1,173)
Balance at December 31, 2025	€6,937	€142,486	€—	€692,845	€(750,310)	€(966)	€122,307	€213,299
See notes to trivago N.V. consolidated financial statements

trivago N.V.
Consolidated statements of cash flows
(€ thousands)

	Year ended December 31,
	2025	2024	2023
Operating activities:
Net income/(loss)	€11,220	€(23,698)	€(164,476)
Adjustments to reconcile net income/(loss) to net cash provided by:
Depreciation (property and equipment, internal-use software and website development)	4,141	3,725	4,421
Amortization of intangible assets	1,792	23	135
Goodwill and intangible assets impairment loss	—	30,148	196,127
Share-based compensation	7,832	8,451	9,505
Deferred income taxes	(3,304)	(9,751)	(3,501)
Foreign exchange (gains)/losses	(604)	(280)	632
Expected credit losses, net	(43)	89	640
Gain on deconsolidation of subsidiaries	—	(81)	—
Gain on disposal of fixed assets	(10)	(2)	(18)
Loss from equity method investments	2,166	1,705	221
Gain on step acquisition	(3,246)	—	—
Gain on sale of intangible assets	(194)	—	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	(9,421)	(4,305)	6,691
Prepaid expenses and other assets	3,765	5,586	(3,565)
Accounts payable	5,295	6,898	(2,389)
Payroll liabilities	299	(1,956)	(935)
Accrued expenses and other liabilities	(7,999)	(671)	1,358
Deferred revenue	(277)	(135)	(513)
Advances from travelers	(10,425)	—	—
Taxes payable/receivable, net	6,744	4,504	(16,532)
Net cash provided by operating activities	€7,731	€20,250	€27,801
Investing activities:
Purchase of investments	(2,240)	—	(25,225)
Proceeds from sales and maturities of investments	11,240	25,225	45,000
Business acquisition, net of cash acquired	(14,986)	—	—
Capital expenditures, including internal-use software and website development	(4,512)	(2,800)	(3,514)
Investment in equity-method investees	—	(10,211)	—
Proceeds from sale of fixed assets	13	6	28
Proceeds from sale of intangible assets	239	—	—
Proceeds from receipt of tax credits	1,020	—	—
Net cash provided by/(used in) investing activities	€(9,226)	€12,220	€16,289
Financing activities:
Proceeds from exercise of option awards	—	—	365
Payment of withholding taxes on net share settlements of equity awards	(1,173)	(699)	(6,380)
Repayment of other non-current liabilities	(92)	(75)	(46)
Dividend paid to shareholders	—	—	(184,381)
Net cash used in financing activities	€(1,265)	€(774)	€(190,442)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(256)	202	(385)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(3,016)	€31,898	€(146,737)
Cash, cash equivalents and restricted cash at beginning of year	134,087	102,189	248,926
Cash, cash equivalents and restricted cash at end of year	€131,071	€134,087	€102,189

	Year ended December 31,
	2025	2024	2023
Supplemental cash flow information:
Cash paid for interest	€42	€16	€12
Cash received for interest	2,488	3,571	5,271
Cash paid for taxes, net of (refunds)	268	(1,518)	32,985
Non-cash investing and financing activities:
Receipt of tax credits	—	1,020	—
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
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of December 31, 2025, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.2% and 83.9%, respectively, and 59.5% and 84.0%, respectively, as of December 31, 2024.
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

2. Significant accounting policies
Consolidation
Our consolidated financial statements include the accounts of trivago and entities we control. Intercompany balances and transactions have been eliminated in consolidation. Following the acquisition of the trivago DEALS Ltd. subsidiary (formerly Holisto Ltd.), the financial information of this subsidiary has been consolidated on a one month lag basis to facilitate timely preparation of our consolidated financial statements, with the exception of significant transactions or events that occur during the intervening one month period. As the transaction closed on July 31, 2025, only four months of financial information have been consolidated for the year ended December 31, 2025.
We deconsolidate entities from our results of operations on the day when we lose control. Further, the equity method of accounting is used for investments in associated companies in which we have a financial interest but do not have control over.
As of December 31, 2025 and December 31, 2024, there are no noncontrolling interest balances, as all subsidiaries of the Company are wholly-owned.
Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include: business combinations, leases, income taxes, and share-based compensation.
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
Other Revenue
Revenue from providing online hotel booking services is recognized when our performance obligation is satisfied. For cancellable bookings, revenue is recognized when the stayed night occurs as we provide post booking customer support services. For non-cancellable bookings, revenue is recognized upon booking confirmation as there is no remaining performance obligation to provide post booking services. We have determined that we are the agent in these transactions because we do not control the hotel rooms or bear inventory risk. Accordingly, revenue is recorded net of amounts paid to hotel suppliers. In transactions where travelers pay us in advance, we record the payments as advances from travelers (representing amounts payable to hotel suppliers) and deferred revenue (representing our commission). Payments to hotel suppliers are generally due within 30 days after guest check-in. We exclude taxes assessed by governmental authorities from the measurement of the transaction price.

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
Deferred revenue
Deferred revenue relates to advanced payments received for services provided in future periods, primarily related to refundable bookings from travelers and subscription services. At December 31, 2023, the deferred revenue balance was €1.2 million, all of which was recognized as revenue during the year ended December 31, 2024. At December 31, 2024, the deferred revenue balance was €1.0 million, all of which was recognized as revenue during the year ended December 31, 2025. At December 31, 2025, the deferred revenue balance was €3.9 million, which includes the balance acquired in connection with the Holisto acquisition. Refer to "Note 3 - Holisto Investment and Acquisition".
Cost of revenue
Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, third-party cloud-related service providers, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For both of the years ended December 31, 2025 and 2024, cost of revenue excludes €3.2 million of amortization expense related to internal use software and website development and for the year ended December 31, 2023, it excludes €3.1 million. Refer to footnote (2) of the consolidated statements of operations for amortization expense presentation within operating expenses.
Cash, cash equivalents and restricted cash
Our cash and cash equivalents include cash and liquid financial instruments, consisting of time deposit investments, with original maturities of three months or less when purchased.
Restricted cash includes cash and cash equivalents that is restricted through legal contracts. Our restricted cash primarily consists of funds held as guarantee in connection with our corporate leases and foreign currency accounts. The carrying value of restricted cash approximates its fair value.
The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	As of December 31,
(in thousands)	2025	2024
Cash & cash equivalents	€130,936	€133,745
Restricted cash included within current assets	135	342
Total	€131,071	€134,087
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
In addition, accounts receivable also includes funds held by clearing companies, representing amounts collected from travelers by payment processors and not yet remitted to us. These balances typically consist of (i) settlements in process that are remitted within one to three business days after the transaction date and (ii) a holdback of approximately 10% of the traveler’s payment that is released to us upon guest check-in to mitigate potential cancellations. Amounts due from clearing companies are considered within our allowance for credit losses under the CECL model.
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
For equity investments without a readily determinable fair value, we have elected to use the measurement alternative of cost less impairment. The carrying amount is subsequently remeasured to its fair value when there are observable price changes in orderly transactions for an identical or similar investment or it is impaired. Any adjustments to the carrying amount are recorded in net income/loss.
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
In previous periods when we have performed a quantitative goodwill impairment test, we have based the measurement of fair value of our reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, and profitability of our business and long-term rate of growth. The market valuation approach indicated the fair value of the business based on a comparison of the reporting unit to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model included identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment, assessing comparable revenue and operating income multiples, and the control premium applied in estimating the fair value of the reporting unit.
We believed the weighted use of discounted cash flows and market approach was the best method for determining the fair value of our reporting units in previous periods' quantitative tests because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.
In addition to measuring the fair value of our reporting units as described above, we considered the combined fair values of our reporting units and corporate-level assets and liabilities in relation to the Company’s total fair value of equity as of the assessment date, which assumed our fully diluted market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which was based on observable transactions of comparable companies.
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
Income taxes
We record income taxes under the liability method. Under this approach, deferred tax assets and liabilities reflect our estimates of the future tax consequences from temporary differences between the book values and tax bases of our assets and liabilities. Deferred income taxes are calculated based on differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be applied when the related income or expense is realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including recent earnings by jurisdiction, forecasted future taxable income, carryforward periods available to us for tax reporting purposes, and other applicable factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we must make certain judgments and estimates. As a result, actual income taxes may materially vary from these estimates.
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
Foreign currency transaction gains and losses presented within other income and expense, other, net for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
(in thousands)	2025	2024	2023
Foreign exchange gains/(losses), net	€604	€280	€(632)
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
Share-based compensation
Share-based compensation expense relates to stock awards granted in connection with the Omnibus Incentive Plan, as further discussed in "Note 9 - Share-based awards and other equity instruments". For certain employee awards classified as liabilities, we remeasure these instruments at fair value at the end of each reporting period, representing the portion of the requisite service period rendered, until the award is settled. Forfeitures are accounted for in the period that the award is forfeited.
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
Restricted Stock Units: We grant Restricted Stock Units ("RSUs"), which are stock awards entitling the holder to shares of common stock as the award vests. For RSU awards with only service-based vesting conditions, we measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. For RSU awards which contain market conditions, we estimate the fair value using the Monte Carlo simulation model. The majority of our RSU awards vest quarterly over three years.
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
For the years ended December 31, 2025 and 2024, our reserves restricted for dividend distribution were €152.9 million and €153.9 million, respectively.
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
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia Group, our controlling shareholder, and its affiliates represent 33%, 37% and 36%, respectively, of total revenue for the years ended December 31, 2025, 2024 and 2023 and 34% and 44% of total accounts receivable as of December 31, 2025 and 2024. Booking Holdings and its affiliates represent 39%, 38% and 43%, respectively, of total revenue for the years ended December 31, 2025, 2024 and 2023 and 22%, respectively, of total accounts receivable as of December 31, 2025 and 2024.
Contingent liabilities
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations, as discussed further in "Note 13 - Commitments and contingencies". Periodically, and at year end, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time, which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
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
In 2024, we received approval for €1.4 million in research and development tax credits. The credits relate to capitalized software development costs certified as eligible for refundable tax credits by the Bescheinigungsstelle Forschungszulage, as permitted by legislation passed by the German federal parliament. As a result, we recorded a €1.0 million credit to our technology and content operating expenses for the year ended December 31, 2024 primarily representing depreciation expenses already recognized in prior periods. Additionally, we recorded a €0.4 million credit in net property and equipment on our consolidated balance sheet for the year ended December 31, 2024, which will be amortized over the remaining useful life of the capitalized software.
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
Adoption of new accounting pronouncements
Income Taxes. We adopted ASU 2023-09 related to improved income tax disclosure requirements on a retrospective basis in our consolidated financial statements for the current fiscal year ended December 31, 2025. The disclosures include specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income/(loss) by the applicable statutory income tax rate). See "Note 10 - Income taxes" for the updated disclosures.
Codification Improvements. In December 2025, the FASB issued ASU 2025-12 which did not prescribe any new accounting guidance, but instead made minor improvements and clarifications on several different FASB ASC topics based on comments and suggestions made by various stakeholders and published SEC Staff Accounting Bulletins. The codification improvements applicable to us were adopted effective immediately. The adoption of the new guidance did not have a material impact on our consolidated financial statements.
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
Credit Losses. In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient for estimating expected credit losses on current trade receivables and contract assets arising from revenue transactions under ASC 606. The new guidance allows entities to assume that current economic conditions will remain unchanged over the remaining life of these assets, thereby simplifying the application of the CECL model. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2025, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Internal-Use Software. In September 2025, the FASB issued ASU 2025-06, which updates the accounting guidance for costs incurred in the development of internal-use software. The new guidance eliminates the requirement to categorize costs by project stage and instead allows entities to capitalize costs when management has authorized and committed funding for a software project and it is probable the project will be completed and used as intended, unless significant development uncertainty exists. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2027, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Government Grants. In December 2025, the FASB issued ASU 2025-10, which provides authoritative guidance on the recognition, measurement, and presentation of a grant received by a business entity from a government. The new guidance standardizes the GAAP treatment of grants, replacing ad hoc IAS 20/ASC 958 analogies and improving comparability. The update is effective for fiscal years beginning after

December 15, 2029, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

3. Holisto Investment and Acquisition
On July 30, 2024, we entered into an investment for a 38.6% (30.0% fully-diluted by share options) ownership interest in Holisto Limited ("Holisto"), a technology-based online travel booking platform for an aggregate price of €10.2 million, which included direct transaction costs incurred to acquire the investment. Concurrently, we entered into a share purchase option from Holisto granting trivago the right to purchase the remaining ownership stake, which would bring our total ownership interest to 100% on a fully-diluted basis. At signing, the option was exercisable within a period of 15 months following the close of the initial investment.
On July 31, 2025, we exercised our share purchase option and acquired the remaining 69.2% of equity interests in Holisto for an aggregate cash purchase price of €22.3 million (USD 25.5 million) (the "step acquisition"). Immediately prior to the transaction closing, we owned a 30.8% interest in Holisto due to the share options exercised, which was accounted for as an equity method investment. The acquisition of Holisto was driven by strategic objectives to enhance trivago's product offerings and long-term growth. Holisto was subsequently renamed to trivago DEALS Ltd.
The step acquisition was accounted for as a business combination using the acquisition method of accounting. As a result, the financial results of Holisto have been included in our consolidated financial statements from the date of acquisition. We have consolidated the financial statements of Holisto after acquisition on a one month lag basis, refer to "Note 2 - Significant accounting policies - Consolidation". For the year ended December 31, 2025, our consolidated statement of operations included €12.6 million in revenues and €2.7 million in net income from Holisto.
The step acquisition also required remeasurement of our existing 30.8% ownership interest in Holisto and the share purchase option to fair value. We utilized the €22.3 million acquisition price to determine the fair value of the existing equity interest. Remeasurement of our equity interest along with the derecognition of the purchase option resulted in the recognition of a gain of €3.2 million (the "Step Acquisition Gain"), which is now included in net other income in our consolidated statement of operations for 2025.
The following table summarizes the purchase price consideration in connection with the step acquisition (in millions):

Total cash paid	€22.3
Fair value of existing 30.8% equity interest	9.9
Total consideration	€32.2
Expenses related to the step acquisition totaled approximately €0.6 million during 2025, consisting of professional fees which are classified as general and administrative expenses in the consolidated statements of operations. The initial carrying value of our Holisto equity method investment in July 2024 also included €0.9 million of capitalized direct transaction costs.
We have allocated the consideration paid for Holisto to the net tangible and identifiable intangible assets based on their estimated fair values.

The following table summarizes the final acquisition date fair values of the assets acquired and liabilities assumed:

(in thousands)	July 31, 2025
Cash and cash equivalents	€7,272
Restricted cash	51
Short term deposits	21,677
Accounts receivable	8,689
Prepaid expenses and other current assets	3,590
Deferred tax assets	1,794
Other long term assets	393
Goodwill	14,192
Intangible assets, net	31,445
Total Assets	€89,103
Accounts payable	(5,952)
Advances from travelers	(46,186)
Deferred revenue	(3,251)
Other liabilities	(1,479)
Net assets acquired	€32,235
Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets, which primarily relates to the future economic benefits arising from assets that are not individually identified and separately recognized. The recognized goodwill is not deductible for income tax purposes. For further detail on the acquired intangible assets, refer to Note 8 - Goodwill and intangible assets, net.
Supplemental Pro Forma Information
The following table presents unaudited supplemental pro forma consolidated revenue and net income/(loss) for the years ended December 31, 2025 and 2024 as if the Holisto acquisition had occurred on January 1, 2024.

	Year ended December 31,
(in thousands)	2025	2024
Revenue	€564,017	€484,896
Net income/(loss)	494	(34,980)
The pro forma consolidated revenue reflects actual revenues prior to the Holisto acquisition, adjusted to eliminate intercompany transactions between trivago and Holisto that would have been eliminated had the entities been consolidated since January 1, 2024. The pro forma net income/(loss) is adjusted to (i) include amortization of acquired intangible assets, and (ii) exclude remeasurement gains and losses on certain Holisto financial instruments that were extinguished in direct connection with the acquisition, the Step Acquisition Gain, net losses from the Holisto equity method investment, and acquisition and integration costs.
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

4. Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the table below:

As of December 31, 2025	Level 2
(in thousands)
Cash equivalents:
Term deposits	€80,000
Short-term investments
Term deposits	11,876
Investments and other assets:
Term deposits	1,351
Total	€93,227

As of December 31, 2024	Level 2
(in thousands)
Cash equivalents:
Term deposits	€80,950
Investments and other assets:
Term deposits	1,351
Total	€82,301
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

Goodwill and intangible assets
There was no impairment charge recorded in the year ended December 31, 2025. For the year ended December 31, 2024, we recorded an indefinite-lived intangible asset impairment of €30.0 million.
As of December 31, 2025, the goodwill balance is all allocated to the trivago DEALS operating segment, see "Note 3 - Holisto Investment and Acquisition". We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from royalty method. This method uses Level 3 inputs including projected revenues, discount rate and a royalty savings rate of around 2.5%. See "Note 8 - Goodwill and intangible assets, net".

5. Prepaid expenses and other current assets

	As of December 31,
(in thousands)	2025	2024
Prepaid advertising	€289	€2,135
Other prepaid expenses	5,179	4,022
Assets held for sale	—	100
Other assets	901	201
Total	€6,369	€6,458

6. Property and equipment, net

	As of December 31,
(in thousands)	2025	2024
Leasehold improvements	€4,151	€4,121
Capitalized software and software development costs	34,799	31,366
Computer equipment	16,233	15,478
Furniture and fixtures	3,088	3,042
Subtotal	58,271	54,007
Less: accumulated depreciation	49,461	45,797
Property and equipment, net	€8,810	€8,210
As a result of tax credits received in 2024, we recorded a €1.0 million credit, net of €0.6 million of accumulated depreciation, to capitalized software and software development costs on our consolidated balance sheet as of December 31, 2024. See "Note 2 - Significant accounting policies - Government Grants" for more details.
As of December 31, 2025 and 2024, our internally developed capitalized software and acquired software development costs, net of accumulated amortization, were €4.6 million and €4.2 million, respectively.

7. Leases
We have operating leases for office space and office equipment. Our leases have remaining lease terms of two years to 12 years, inclusive of options to extend the lease for up to ten years.
Operating lease costs were €3.8 million for the years ended December 31, 2025 and 2024, and €4.2 million for the year ended December 31, 2023. Variable lease costs of €0.5 million for the year ended December 31, 2025 and €0.4 million for the years ended December 31, 2024 and 2023 include cost-of-living index adjustments. Sublease income from our leased Barcelona office space, for which the lease term ended in October 2025, was €0.1 million for the years ended December 31, 2025, 2024 and 2023.
Supplemental information related to operating leases was as follows:

	As of December 31,
(in thousands)	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	€3,670	€3,647
Weighted average remaining lease term	12.3 years	13.4 years
Weighted average discount rate	3.4%	3.4%
Maturities of operating lease liabilities are as follows:

As of December 31,
(in thousands)	2025
2026	€3,678
2027	3,679
2028	3,590
2029	3,560
2030	3,560
2031 and thereafter	26,401
Total lease payments	44,468
Less: imputed interest	(8,126)
Total	€36,342

8. Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of December 31, 2025 and 2024:

	As of December 31,
(in thousands)	2025	2024
Goodwill	€13,797	€—
Intangible assets with indefinite lives	45,345	45,345
Intangible assets with definite lives, net	28,826	—
Total	€87,968	€45,345
Impairment Assessments
For the year ended December 31, 2024, we performed a quantitative impairment assessment for our annual impairment test. As a result, an indefinite-lived intangible assets impairment charge of €30.0 million was recorded. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.
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

Goodwill
The following table presents the changes in goodwill by reporting unit during the year:

(in thousands)	trivago DEALS
Balance as of January 1, 2025	€—
Additions	14,192
Foreign exchange translation	(395)
Balance as of December 31, 2025	€13,797
For further detail regarding the goodwill recognized and allocated to the trivago DEALS operating segment, refer to "Note 3 - Holisto Investment and Acquisition". As of December 31, 2025 and December 31, 2024, we had accumulated impairment losses for goodwill of €494.2 million associated with our trivago Core segments.
Intangible Assets with Definite Lives
Our definite-lived intangible assets relate principally to acquired developed technology, trademarks, and partnership agreements from the acquisition of trivago DEALS as further described in "Note 3 - Holisto Investment and Acquisition".
The following table presents the components of our intangible assets with definite lives as of December 31, 2025:

(in thousands)	Developed Technology	Trademark/domain	Partnership and other agreements	Total
Balance as of January 1, 2025	€—	€—	€—	€—
Cost	26,715	1,157	4,248	32,120
Accumulated amortization	(1,469)	(683)	(221)	(2,373)
Foreign exchange translation and other	(734)	(58)	(129)	(921)
Balance as of December 31, 2025	€24,512	€416	€3,898	€28,826
Amortization is recorded over the estimated useful lives of six years for the developed technology and partnership and other agreements, and three years for the trademark. Amortization expense was €1.8 million for the year ended December 31, 2025.
The estimated future amortization expense as of December 31, 2025, assuming no subsequent impairment of the underlying assets, will be €5.2 million for developed technology and partnership and other agreements for each of the five succeeding fiscal years. For the trademark, the estimated future amortization will be €0.2 million for the first two succeeding fiscal years, and €0.1 million in the third fiscal year.

9. Share-based awards and other equity instruments
2016 Omnibus Incentive Plan
In connection with our IPO, we established the trivago N.V. 2016 Omnibus Incentive Plan, which we refer to as the 2016 Plan, with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, management board members, supervisory board members, and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan as of December 31, 2025 are 80,161,948 Class A shares, which does not include any Class B share conversions. Class A shares issuable under the 2016 Plan are represented by American Depositary Shares ('ADS') for such Class A shares.

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
Awards include options, performance-based stock options, share appreciation rights, restricted stock units (RSUs), performance-based stock units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan can be less than the fair market value of a Class A share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval. Options and share appreciation rights shall vest and become exercisable at such time and pursuant to such conditions as determined by the plan committee and as may be specified in an individual grant agreement. The plan committee may at any time accelerate the exercisability of any option or share appreciation right. Restricted shares may vest based on continued service, attainment of performance goals or both continued service and performance goals. The plan committee at any time may waive any of these vesting conditions.
Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan has a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan. We issue new shares or reissue treasury shares held to satisfy the exercise or settlement of share-based awards.
The following table presents a summary of our share option activity:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2025	34,454,915	0.99
Granted	2,521,075	0.63
Exercised (1)	39,175	0.07
Forfeited	5,215,130	0.34
Expired	610,020	5.60
Balance as of December 31, 2025	31,111,665	0.94	6	5,532
(1) Inclusive of 17,930 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.

The total intrinsic value of stock options exercised was not significant for the year ended December 31, 2025, and was €0.4 million and €12.4 million for the years ended December 31, 2024 and 2023, respectively.
The following table summarizes information about share options vested and expected to vest as of December 31, 2025:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	22,951,665	1.16	7	4,052
Currently Exercisable	14,602,335	1.60	8	2,599
On April 14, 2025 and May 21, 2025, 500,000 Class A share RSUs and 1,000,000 Class A share options, respectively, were granted to our new Chief Financial Officer. The RSUs will vest in equal installments quarterly while the options will vest in equal installments annually, both over the next three years.
On May 31, 2025, 5,213,335 of the outstanding Class A share options held by our former Chief Financial Officer were forfeited in conjunction with his departure.
The following table presents a summary of our RSUs:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2025	3,976,800	0.63
Granted	5,574,525	0.70
Vested (1)	3,156,875	0.73
Cancelled	472,425	0.67
Balance as of December 31, 2025	5,922,025	0.63	1
(1) Inclusive of 1,616,275 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.

The fair value of share awards granted during the years ended December 31, 2025, 2024 and 2023, were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo simulation pricing models, assuming the following weighted average assumptions:

	Year ended December 31,
	2025	2024	2023
Risk-free interest rate	2.83%	3.90%	3.31%
Expected volatility	65%	67%	68%
Expected life (in years)	4.44	4.78	4.96
Dividend yield	—%	—%	—%
Weighted-average estimated fair value of options granted during the year	€0.48	€0.35	€0.67
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
The following table presents the amount of share-based compensation expense included in our consolidated statements of operations during the periods presented:

	Year ended December 31,
(in thousands)	2025	2024	2023
Equity classified awards	€6,880	€7,084	€8,215
Liability classified awards	952	1,367	1,290
Total share-based compensation expense	€7,832	€8,451	€9,505
In 2024, modifications were made to certain awards granted to current managing directors to further reduce strike prices from the reductions made in 2023 that resulted from the payment of the extraordinary dividend and updates made to the market condition which determines the number of shares that vest. As a result, additional general and administrative share-based compensation expense of €1.7 million was to be recorded over the remaining service periods for these awards.
In 2023, certain awards were modified in connection with the payment of an extraordinary dividend, which resulted in a portion of share-based compensation expense to be liability classified. Additionally, modifications to certain awards granted to former managing directors resulted in a total reduction of €2.6 million in general and administrative share-based compensation expense.
Cash received from share-based award exercises was nil for the years ended December 31, 2025 and 2024, and €0.4 million for the year ended December 31, 2023.
As of December 31, 2025, there was approximately €8.8 million in unrecognized share-based compensation expense related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over the weighted average period of 1.1 years.

10. Income taxes
The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(€ thousands)	2025	2024	2023
Current income tax expense:
Germany	€6,590	€3,362	€15,883
Other countries	41	4	9
Current income tax expense	€6,631	€3,366	€15,892
Deferred income tax benefit:
Germany	(11,292)	(9,617)	(3,501)
Other countries	(695)	(3)	—
Deferred income tax benefit	€(11,987)	€(9,620)	€(3,501)
Income tax expense/(benefit)	€(5,356)	€(6,254)	€12,391
Reconciliation of German statutory income tax rate to effective income tax rate
The following table summarizes our income/(loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(€ thousands)	2025	2024	2023
Germany	€9,126	€(28,191)	€(151,890)
Other countries	(1,096)	(56)	26
Income/(loss) before income taxes	€8,030	€(28,247)	€(151,864)

The below table shows a reconciliation between the German statutory income tax rate and the effective tax rate:

	Year Ended December 31,
	2025		2024		2023
(€ thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income/(loss) before income taxes	€8,030		€(28,247)		€(151,864)
Income tax benefit at German tax rate	2,507	31.2%	(8,820)	31.2%	(47,419)	31.2%
Foreign tax effects
Israel
Statutory tax rate difference between Israel and Germany	125	1.5	—	—	—	—
Changes in valuation allowances	(91)	(1.1)	—	—	—	—
Effect from foreign currencies	(479)	(6.0)	—	—	—	—
Prior period taxes	132	1.6	—	—	—	—
Other foreign jurisdictions
Statutory tax rate difference between other jurisdictions and Germany	(41)	(0.5)	(10)	0.0	(1)	0.0
Prior period taxes	27	0.3	—	—	—	—
Effect of changes in tax laws or rates enacted in the current period
Enacted changes in tax rates in Germany (1)	(2,443)	(30.4)	—	—	—	—
Tax credits
Research and development tax credits	—	—	(438)	1.5	—	—
Changes in valuation allowances
Movement in valuation allowance	(1)	0.0	550	(1.9)	13	0.0
Forfeiture of net operating losses ("NOLs")	—	—	(567)	2.0	—	—
Nontaxable or nondeductible items
Nondeductible share-based compensation (2)	2,446	30.4	2,639	(9.3)	2,968	(2.0)
Deductible share-based compensation liability awards (2)	(276)	(3.4)	(428)	1.5	(401)	0.3
Nondeductible expenses	219	2.7	335	(1.2)	165	(0.1)
Prior period taxes	1,460	18.2	64	(0.2)	(5)	0.0
Goodwill impairment	—	—	—	—	56,807	(37.4)
Tax-free income from investments (3)	(1,095)	(13.6)	(502)	1.8	—	—
Foreign withholding taxes	792	9.9	503	(1.8)	848	(0.6)
Other	6	0.1	—	—	—	—

Movement in uncertain tax positions	(8,684)	(108.1)	132	(0.5)	(686)	0.5
Other adjustments	40	0.5	288	(1.0)	102	(0.1)
Effective tax rate	€(5,356)	(66.7)%	€(6,254)	22.1%	€12,391	(8.2)%
Note: Some figures may not recalculate due to rounding.
(1) Changes in tax rates in Germany are discussed in Deferred Taxes section of this note.
(2) Share-based compensation is further discussed in "Note 9 - Share-based awards and other equity instruments".
(3) Tax-free income from investments relates to the subsidiary acquisition further discussed in "Note 3 - Holisto Investment and Acquisition".

Uncertain tax positions
Uncertain tax positions as of December 31, 2025 and 2024 were as follows:

	As of December 31,
(€ thousands)	2025	2024
Balance, beginning of year	€8,684	€8,552
Decreases to tax positions related to prior years	(8,804)	—
Interest and penalties	120	132
Balance, end of year	€—	€8,684
Following the completion of the audit of the tax returns for trivago N.V. from 2019 through 2022, the uncertain tax position for unrecognized tax benefits related to the deductibility of expenses was eliminated. The related accrual of €8.8 million was released in full from accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2025.
Tax audits
trivago N.V. is a Dutch listed entity but has its tax residency in Germany. The Company is subject to audit by federal, state, local, and foreign tax authorities. As of December 31, 2025, the audit of tax returns for 2019 through 2022 for corporate and trade income tax, as well as value-added tax for trivago N.V. is finalized. According to the statute of limitations, the German tax authorities may initiate additional audits for the tax years of 2023 through 2025.
Cash paid for income taxes, net of refunds received
The table below shows cash paid for income taxes/(net of refunds received), by jurisdiction:

	Year Ended December 31,
(€ thousands)	2025	2024	2023
Domestic
Germany - Federal	€234	€(1,530)	€32,946
Foreign
All Other Foreign	34	12	39
Total income taxes paid/(net of refunds received)	€268	€(1,518)	€32,985

Deferred income taxes
As of December 31, 2025 and 2024, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	Year Ended December 31,
(€ thousands)	2025	2024
Deferred tax assets:
Net operating loss carryforwards	€8,591	€789
Research and Development Credits	1,080	—
Property and equipment	63	—
Accrued expenses and other current liabilities	47	—
Intangible assets, net	—	18
Operating lease liability	13,036	14,776
Other long-term liabilities	55	40
Deferred tax assets (gross)	€22,872	€15,623
Less valuation allowance	(661)	(789)
Subtotal	€22,211	€14,834
Offsetting	(19,773)	(14,834)
Deferred tax assets	€2,438	€—

Deferred tax liabilities:
Prepaid expense and other current assets	€142	€328
Intangible assets, net	18,371	13,913
Property and equipment	2,012	1,946
Operating lease right-of-use assets	13,438	15,241
Accrued expenses and other current liabilities	—	148
Other	—	56
Subtotal	€33,963	€31,632
Offsetting	(19,773)	(14,834)
Deferred tax liabilities	€14,190	€16,798
The increase in deferred tax assets related to net operating loss carryforwards as of December 31, 2025, compared to the same period in 2024, was mainly driven by the acquisition of trivago DEALS Ltd. during the year. Of the total net operating losses, there are €7.9 million from Israel related to trivago DEALS Ltd. that can be carried forward indefinitely.
The reduction in deferred tax liabilities was mainly driven by the reduction of tax rates in Germany, which led to a remeasurement of deferred tax balances for the the year ended December 31, 2025. In 2025, the German parliament enacted the Immediate Tax Investment Program ("Investitionssofortprogramm") which will gradually reduce the corporate income tax rate by one percentage point per year, beginning in 2028, from the current rate of 15% to 10% in 2032.

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
As of December 31, 2025, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens, one of our founders and a member of our supervisory board. Refer to "Note 1 - Organization and basis of presentation" for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of December 31, 2025 and 2024 had an ownership and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's ADS program is one ADS to five Class A shares.
Reserves
Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013 in addition to share premium as result of the corporate reorganization and IPO. See "Note 1 - Organization and basis of presentation". Further effects to the Reserves are due to dividends paid to shareholders, taxes withheld on net share settlements of equity awards, share-based compensation expense, exercises of employee stock options and vesting of RSUs, the effect of the conversions of Class B shares to Class A shares, and the reissuance of treasury stock.
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
The following table presents our basic and diluted earnings per share:

	Year Ended December 31,
(€ thousands, except per share data)	2025	2024	2023
Numerator:
Net income/(loss)	€11,220	€(23,698)	€(164,476)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	352,297	349,622	344,937
Diluted	357,589	349,622	344,937

Net income/(loss) per share:
Basic	€0.03	€(0.07)	€(0.48)
Diluted	€0.03	€(0.07)	€(0.48)
For the years ended December 31, 2025, 2024 and 2023, approximately 12 million, 32 million, and 27 million, respectively, of outstanding stock-based awards have been excluded from the calculations of diluted earnings per share because their inclusion would have been antidilutive. In periods of net income, stock-based awards are considered antidilutive and are excluded if the exercise or conversion price exceeds the average market price of our stock for the period under the treasury stock method.

13. Commitments and contingencies
Purchase obligations
We have commitments and obligations which include purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2025 were as follows:

	By Period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase obligations	€30,713	€11,565	€19,089	€59	€—
Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.
Legal proceedings
A class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search result rankings and algorithms, and discount claims. A pre-trial case management hearing in the class action that was filed in Israel took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties have initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. In 2025, the parties ceased the mediation procedures and continued the court proceedings with the next hearing being scheduled in the second quarter of 2026.

14. Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including brands Expedia, Hotels.com, Wotif and Vrbo. These are arrangements terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related party revenue from Expedia Group of €182.0 million, €169.9 million and €172.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, primarily consists of click-through fees and other advertising services provided to Expedia Group and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related party revenue from Expedia Group represented 33%, 37% and 36% of our total revenue for each of the years ended December 31, 2025, 2024 and 2023, respectively.
The related party trade receivable balances with Expedia Group and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2025 and 2024 were €21.8 million and €20.8 million, respectively.
Services agreement
On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia Group purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia Group provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days prior written notice. During the years ended December 31, 2025, 2024 and 2023, we did not utilize this service agreement.
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
For the years ended December 31, 2025, 2024 and 2023, our operating expenses include €0.2 million, €0.1 million and €0.2 million of related party shared services fees and amounts related to the services and support agreements detailed above.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment, in which we have a 20.8% ownership interest (15.5% fully-diluted by share options), to increase the number of directly bookable rates available on our website for an initial term of 12 months. After the initial agreement concluded, effective January 11, 2024, we entered into a new agreement for a duration of 12 months, which was further extended for 12 months. Effective January 1, 2026, this contract was extended for an additional fixed term of 6 months through an agreement signed on December 20, 2025. The agreement includes a minimum commitment of €0.2 million (GBP 0.2 million).
For the years ended December 31, 2025, 2024 and 2023, our operating expenses include €0.9 million, €1.4 million, and €1.5 million, respectively, related to commercial agreements with UBIO Limited.
Holisto Limited
Related party revenue consisting mainly of click-through fees prior to consolidation of Holisto Limited (see "Note 3 - Holisto Investment and Acquisition"), was €5.3 million for the year ended December 31, 2025 as compared to €3.0 million for the year ended December 31, 2024. These amounts were recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. The related party trade receivable balance with Holisto Limited was nil and €0.5 million as of December 31, 2025 and 2024, respectively.
Operating expenses related to interface development services prior to the consolidation of Holisto Limited was €0.6 million for the year ended December 31, 2025 as compared to €0.2 million for the year ended December 31, 2024.

15. Segment information
Management has identified three reportable segments: Americas, Developed Europe and Rest of World, collectively referred to as trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries, the most significant by revenue of which are Japan, Turkey, Australia, New Zealand and Poland. Our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our CODMs manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue before intersegment eliminations to Advertising Spend. ROAS contribution includes the allocation of Referral Revenue which is based on the domain of the website accessed or location of the user performing the search.
Our CODMs use ROAS contribution to allocate resources for each trivago Core segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the trivago Core segments. The CODMs also use ROAS contribution to assess the performance for each trivago Core segment.
Our segment disclosures include intersegment Referral Revenue from our trivago DEALS operating segment as this segment is now consolidated into our results, refer to "Note 3 - Holisto Investment and Acquisition". All expenses except for Advertising Spend are excluded from trivago Core segment operating performance and are included in our segment reconciliations below.
The following tables present our segment information for the years ended December 31, 2025, 2024 and 2023. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our CODMs.

	Year Ended December 31, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€220,674	€199,756	€112,462	€532,892
Intersegment Referral Revenue	1,016	2,766	118	3,900
	€221,690	€202,522	€112,580	€536,792
Reconciliation of revenue
Other revenues				16,020
Elimination of intersegment Referral Revenue				(3,900)
Total consolidated revenue				€548,912

Advertising Spend	159,518	165,797	92,905
ROAS contribution	€62,172	€36,725	€19,675	€118,572
Costs and expenses:
Cost of revenue, including related party, excluding amortization				15,095
Other selling and marketing, including related party (1)				27,358
Technology and content, including related party				51,346
General and administrative, including related party				33,571
Amortization of intangible assets				1,792
Operating income				€1,530
Other income/(expense)
Interest expense				(41)
Interest income				2,462
Other, net				4,079
Income before income taxes				€8,030
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by trivago Core segment.

	Year Ended December 31, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€192,053	€173,635	€90,477	€456,165

Reconciliation of revenue
Other revenues				€4,684
Total consolidated revenue				€460,849

Less:
Advertising Spend	136,293	136,386	72,697
ROAS contribution	€55,760	€37,249	€17,780	€110,789
Costs and expenses:
Cost of revenue, including related party, excluding amortization				11,266
Other selling and marketing, including related party (1)				22,873
Technology and content, including related party				50,217
General and administrative, including related party				33,097
Amortization of intangible assets				23
Impairment of intangible assets and goodwill				30,148
Operating loss				€(32,151)
Other income/(expense)
Interest expense				(17)
Interest income				3,559
Other, net				362
Loss before income taxes				€(28,247)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by trivago Core segment.

	Year Ended December 31, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€215,687	€176,404	€84,749	€476,840

Reconciliation of revenue
Other revenues				8,191
Total consolidated revenue				€485,031

Advertising Spend	147,713	118,965	56,469
ROAS contribution	€67,974	€57,439	€28,280	€153,693
Costs and expenses:
Cost of revenue, including related party, excluding amortization				11,971
Other selling and marketing, including related party (1)				22,492
Technology and content, including related party				49,020
General and administrative, including related party				38,726
Amortization of intangible assets				135
Impairment of intangible assets and goodwill				196,127
Operating loss				€(156,587)
Other income/(expense)
Interest expense				(12)
Interest income				5,213
Other, net				(478)
Loss before income taxes				€(151,864)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by trivago Core segment.

Geographic information
The following table presents revenue by geographic area for the years ended December 31, 2025, 2024 and 2023. Referral Revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-Referral Revenue was allocated based upon the customers' billing address or using the same methodology as the allocation of segment revenue, depending on the nature of the non-Referral Revenue stream.

	Year ended December 31,
(in thousands)	2025	2024	2023
Total revenues
United States	€133,728	€112,533	€106,032
Germany	37,769	38,854	45,209
United Kingdom	64,680	56,356	55,867
Canada	33,503	27,343	29,240
Japan	50,648	42,120	39,016
All other countries	228,584	183,643	209,667
	€548,912	€460,849	€485,031
The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2025 and 2024:

(€ thousands)	Years ended December 31,
	2025	2024
Property and equipment, net:
Germany	€8,691	€8,193
All other countries	119	17
	€8,810	€8,210

16. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts not disclosed elsewhere in these financial statements.

(€ thousands)	Balance at Beginning of Period	Charges to Earnings	Deductions	Balance at End of Period
2023
Allowance for expected credit losses	€418	€640	€(122)	€936
2024
Allowance for expected credit losses	936	89	(67)	958
2025
Allowance for expected credit losses	958	(43)	(77)	838

17. Subsequent events
After the date of the balance sheet through the date of issuance of these consolidated financial statements, 406,980 Class A shares were issued as a result of options exercised and RSUs released.
On February 1, 2026, the supervisory board approved equity awards for our managing directors consisting of share options totaling 6,833,330 Class A shares, which vest annually in two equal increments beginning on June 30, 2028. Additionally, RSUs were approved totaling 7,958,380 Class A shares, which vest annually in two equal increments beginning on June 30, 2028 and an additional 6,563,620 Class A shares, which cliff vest on June 30, 2027.